Form 20-F
period 2010-12-31
CHINA MING YANG WIND POWER GROUP LTD
filed 2011-04-11
CIK 1500689

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-34866

China Ming Yang Wind Power Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

(Address of principal executive offices)

Manfred Loong

Chief Financial Officer

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Tel: (86) 760-28138666

Fax: (86) 760-28138667

E-mail: Manfred.loong@mywind.com.cn

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Securities	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one ordinary share, par value $0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 125,000,000 ordinary shares, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated  filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated, references in this annual report to:

•	“$” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents one ordinary share;

•	“CAGR” refers to compound annual growth rate;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” refer to our ordinary shares, par value $0.001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“we,” “us,” “our company” and “our” refer to China Ming Yang Wind Power Group Limited, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, and as of December 31, 2009 and 2010.

We completed the initial public offering of 25,000,000 ADSs, each representing one ordinary share, in October 2010. On October 1, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “MY”.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated statement of financial position data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report.

The selected consolidated statement of comprehensive income data for the year ended December 31, 2007 and the selected consolidated statement of financial position data as of December 31, 2007 and 2008 have been derived from our audited financial statements, which are not included in this annual report. The selected consolidated statement of comprehensive income data from the inception of our business on June 2, 2006 to December 31, 2006 and the selected consolidated statement of financial position data as of December 31, 2006 have been derived from our unaudited consolidated financial statements, which are not included in this annual report.

You should read the selected consolidated financial data in conjunction with those financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs. Our historical results do not necessarily indicate our results expected for any future period.

	Period from June 2, 2006 (Date of Inception) to December 31, 2006	Year Ended December 31,
		2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Comprehensive Income Data
Revenue	—	—	124,677	1,172,692	5,517,837	836,036
Cost of sales	—	—	(160,830)	(1,096,724)	(4,430,472)	(671,284)
Gross (loss)/profit	—	—	(36,153)	75,968	1,087,365	164,752
Selling and distribution expenses	—	(5,886)	(17,738)	(90,862)	(149,152)	(22,599)
Administrative expenses	(2,695)	(13,157)	(413,951)	(67,475)	(150,775)	(22,845)
Research and development expenses	(620)	(3,321)	(11,980)	(52,789)	(43,061)	(6,524)
(Loss)/profit from operations	(3,315)	(22,364)	(478,232)	(134,890)	762,542	115,536
Net finance income/(expense)	87	(278)	(21,512)	(49,577)	(35,100)	(5,318)
(Loss)/profit before income tax expense	(3,228)	(22,642)	(499,744)	(184,621)	730,058	110,614
Income tax expense	—	—	—	(38,495)	(20,870)	(3,162)
(Loss)/profit for the period/year	(3,228)	(22,642)	(499,744)	(223,116)	709,188	107,452
(Loss)/profit attributable to:
Shareholders of the company	(3,195)	(22,416)	(494,493)	(221,313)	702,135	106,384
Non-controlling interest	(33)	(226)	(5,251)	(1,803)	7,053	1,068
Basic and diluted (loss)/earnings per share	(0.03)	(0.22)	(4.94)	(2.21)	6.61	1.00
Weighted average number of shares used in computation—basic and diluted(1)	100,000,000	100,000,000	100,000,000	100,000,000	106,250,000	106,250,000

(1)

The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted (loss)/earnings per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, (ii) our reorganization which was completed in May 2010, and (iii) our incorporation in February 2009, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

	As of December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Property, plant and equipment	1,078	3,582	106,871	152,455	351,312	53,229
Intangible assets	—	17,912	27,590	22,241	86,334	13,081
Lease prepayments	—	—	8,697	16,113	66,342	10,052
Investment in associates	—	—	—	28,846	41,362	6,268
Trade and other receivables		—	5,606	57,461	231,003	35,000
Prepayments	—	—	31,040	51,484	16,495	2,499
Deferred tax assets	—	—	—	2,820	77,366	11,722
Total non-current assets	1,078	21,494	179,804	331,420	870,214	131,851
Inventories	—	53,695	680,043	1,972,993	1,895,205	287,152
Trade and other receivables	30,361	8,783	394,707	1,627,025	2,895,802	438,758
Prepayments	—	58,248	96,064	123,370	201,141	30,476
Pledged bank deposits	—	8,345	66,903	145,995	131,967	19,995
Cash and cash equivalents	2,993	125,310	41,753	722,233	2,485,972	376,662
Total current assets	33,354	254,381	1,279,470	4,633,616	7,621,531	1,154,777
Total assets	34,432	275,875	1,459,274	4,965,036	8,491,745	1,286,628
Issued share capital	—	—	—	—	850	129
Capital reserves	29,700	250,002	809,937	1,288,756	3,514,932	532,565
Translation reserves	—	—	—	—	(19,156)	(2,902)
Accumulated losses	(3,195)	(25,611)	(520,104)	(741,417)	(39,282)	(5,952)
Total equity attributable to shareholders of the company	26,505	224,391	289,833	547,339	3,457,344	523,840
Non-controlling interest	267	2,266	7,216	29,450	69,853	10,584
Total equity	26,772	226,657	297,049	576,789	3,527,197	534,424
Provisions	—	—	3,017	19,154	112,726	17,080
Trade payables	—	324	1,644	20,140	38,525	5,837
Deferred income	—	—	287	3,723	115,468	17,495
Total non-current liabilities	—	324	4,948	44,664	266,719	40,412
Trade and other payables	7,660	48,894	705,383	2,203,118	3,632,542	550,385
Short-term bank loans	—	—	65,000	181,673	480,000	72,727
Income tax payable	—	—	—	33,748	43,506	6,592
Provisions	—	—	921	22,364	98,391	14,908
Deferred revenue	—	—	385,700	1,899,626	432,009	65,456
Total current liabilities	7,660	48,894	1,157,277	4,343,583	4,697,829	711,792
Total liabilities	7,660	49,218	1,162,225	4,388,247	4,964,548	752,204
Total equity and liabilities	34,432	275,875	1,459,274	4,965,036	8,491,745	1,286,628

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in percentages)
Other Consolidated Financial Data
Gross margin	—	—	(29.0)	6.5	19.7
Operating margin	—	—	(383.6)	(11.5)	13.8
Net margin	—	—	(400.8)	(19.0)	12.9

Selected Operating Data (in units of wind turbines)
New orders signed	—	132	452	574	1,100	(1)
Total deliveries(2)	—	—	69	378	610	(3)
Total commissioned(4)	—	—	16	152	802
Order book(5)	—	132	568	990	1,288	(6)

(1)	Includes 51 units of 2.5/3.0MW SCD wind turbines.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Includes two units of 2.5/3.0MW SCD wind turbines.
(4)

Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. Commissioning generally represents the point of revenue recognition. A durability test is conducted following commissioning.

(5)	Represents cumulative orders signed minus cumulative commissioned.
(6)	Includes 51 units of 2.5/3.0 MW SCD wind turbines.

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRSs Financial Data
Adjusted EBITDA(1)	(19,314)	(88,369)	(107,416)	839,229	127,155

(1)	EBITDA refers to earnings before net finance expense, income tax expense and depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expenses.

Adjusted EBITDA is used by management to evaluate our financial performance and determine the allocation of resources and provides management with the ability to determine our return on capital expenditure. Items that are eliminated from the calculation of Adjusted EBITDA are collectively managed by our senior executive officers, including our chief executive officer and chief financial officer, taking into consideration our strategic, business and financial goals. In addition, we believe that Adjusted EBITDA will be a key metric analyzed in determining the amount of new debt financing that may be available to us, and, therefore, we believe this measure provides investors with additional information about our ability to fund our growth through debt financing, if needed. Furthermore, Adjusted EBITDA eliminates the impact of items that we do not consider indicative of the performance of our business. We believe investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate our financial performance and to compare our current operating results with corresponding historical periods and with other companies in the wind equipment manufacturing industry. The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense, income tax expense, interest expense and interest income as well as share-based compensation expenses have been and will be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization expense, interest expense and interest income, income tax expense, capital expenditures as well as share-based compensation expenses and other relevant items both in our reconciliations to IFRSs financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term Adjusted EBITDA is not defined under IFRSs, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with IFRSs. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with IFRSs. In addition, our Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

The following table is a reconciliation of Adjusted EBITDA to (loss)/profit for the year, the most directly comparable financial measure calculated and presented in accordance with IFRSs:

	Period from June 2, 2006 (Date of Inception) to December 31, 2006	Year Ended December 31,
		2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US $
	(in thousands)
(Loss)/profit for the period/year	(3,228)	(22,642)	(499,744)	(223,116)	709,188	107,452
Income tax expense	—	—	—	38,495	20,870	3,162
Net finance (income)/expense	(87)	278	21,512	49,577	35,100	5,318
Depreciation and amortization	22	3,050	10,372	27,628	39,626	6,004
EBITDA	(3,293)	(19,314)	(467,860)	(107,416)	804,784	121,936
Share-based compensation expenses	—	—	379,491	—	34,445	5,219
Adjusted EBITDA	(3,293)	(19,314)	(88,369)	(107,416)	839,229	127,155

Exchange Rate Information

This annual report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate in effect as of December 30, 2010, which was RMB6.600 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 1, 2011, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.5477 to $1.00.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2010
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April (through April 1)	6.5477	6.5477	6.5477	6.5477

Source:	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

In addition, all translations of Euro to U.S. dollars have been made at the exchange rate in effect on December 30, 2010, as set forth in the H.10 statistical release of the Federal Reserve Board, which was Euro 1.00 to $1.3269.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We were founded as a subsidiary of Zhongshan Mingyang Electrical Appliances Co., Ltd., or Mingyang Electrical, and commenced operations in June 2006. Our limited operating history provides a limited basis for you to evaluate the viability and sustainability of our business. We successfully installed our first wind turbine prototype in October 2007 in Guangdong Province and we made our first commercial delivery of wind turbines in May 2008 to a wind farm located in Inner Mongolia. We delivered 69 units, 378 units and 610 units of wind turbines in 2008, 2009 and 2010, respectively, of which 16 units, 152 units and 802 units were commissioned, respectively, and for which we recognized RMB119.3 million, RMB1,169.2 million and RMB5,504.5 million (US$834.0 million) of revenue, in 2008, 2009 and 2010, respectively.

To sustain our growth, we must, among other things, further expand our production capacity and customer base. The growth of our business will impose substantial demands on our managerial, operational, financial and other resources as well as increase our working capital needs. Our ability to grow our business is subject to other risks and uncertainties, including the following, some of which are commonly experienced by other China-based early-stage companies:

•	retain and acquire customers and accurately assess and meet their needs and market demands;

•	design products tailored for the wind and weather conditions in China, particularly in areas where our products are intended to be installed, that meet the demands of our customers;

•	competitively price our products and services;

•	maintain and expand our relationships with technology partners;

•	respond to changes in the regulatory environment in the wind power equipment industry as well as the industry in which our customers operate;

•	manage risks associated with intellectual property rights;

•	increase marketing, sales and post-sales services activities and otherwise increase customer awareness and acceptance of our products and services;

•	manage our raw material and component supplies;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and train qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth would be materially and adversely affected. In addition, the success of our growth strategy depends on a number of external factors that are beyond our control, for example, the expected growth of China’s alternative energy industry in general and wind power equipment industry in particular and the competition from other wind power equipment manufacturers. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We incurred losses of RMB499.7 million and RMB223.1 million in 2008 and 2009, respectively. These losses resulted principally from our high cost of sales due to the relatively high purchase prices of raw materials and high operating expenses as a percentage of our revenues during our ramp-up phase. While we became profitable beginning in the first quarter of 2010 and generated a profit in the amount of RMB709.2 million (US$107.5 million) in 2010, we cannot assure you that we will be able to sustain or increase our profitability in the future. Our ability to maintain and increase profitability depends, to a significant extent, on our ability to continue to grow our business and to control our costs, which is subject to the risks and uncertainties associated with our business.

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenue.

We currently derive a substantial portion of our sales from a limited number of customers, which are primarily Chinese national or regional large electric power producers, including the five largest state-owned power producers. We recognized revenues in connection with sales of wind turbines to two of our end customers in the year ended December 31, 2008, one of whom, namely China Power Investment Corporation, or CPIC, contributed approximately 90% of our total revenues for that year. We recognized revenues in connection with sales of wind turbines to five end customers in the year ended December 31, 2009, the top three of which, namely China Datang Corporation, or China Datang, Guangdong Yudean Group Co., Ltd., or Yudean, and Beijing Energy Investment Holding Co., Ltd., or Beijing Energy, together with their respective affiliates, contributed 41.1%, 22.2% and 20.3%, respectively, of our total revenues and in the aggregate 83.6% of our total revenues for the year. Our top five end customers, in terms of revenues recognized, contributed approximately 90.2% of our total revenue in 2010. Among them, the largest customer in terms of the units of wind turbines delivered and revenue recognized, China Datang, contributed 34.9% of our total revenue in 2010. Since our inception in June 2006 through December 31, 2010, we secured contracts for 2,258 units of wind turbines from 17 end customers. Of these 2,258 units of wind turbines contracted, 66% were from our three largest customers as measured by the units of wind turbines contracted, namely Huaneng, China Datang and China Huadian Corporation, or Huadian. In particular, Huaneng, together with its affiliates, accounted for 724 units of wind turbines delivered. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. Dependence on a few customers will continue to make it difficult for us to satisfactorily negotiate attractive prices for our products and will continue to expose us to the risks of substantial losses if a single, dominant customer stops conducting business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our financial condition, results of operations and prospects:

•	reduction of the number or in the price of wind turbines purchased from us by one or more of our significant customers and our failure to identify additional or replacement customers;

•

reduction, delay or cancellation of wind farm projects to be or being developed by our customers, due to intense competition in the wind power industry, general decline in the economy or otherwise, which could lead to a decline in wind turbines purchased by our customers;

•	the decision by one or more of our significant customers to select one or more of our competitors to supply wind turbines;

•	loss of one or more of our significant customers and our failure to obtain additional or replacement customers that can replace the lost sales volume at satisfactory pricing or other terms; or

•	the failure or inability of any of our significant customers to make timely payment for our products and services.

These factors may result in a lack of certainty and predictability about our sales, which may fluctuate unpredictably depending on customer demand and orders. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. We do not enter into long-term contracts with our customers, but instead, enter into wind turbine sales contracts for particular wind farm projects. As a result, we are subject to the negotiation of pricing and other terms on a project-by-project basis. Therefore, the contract selling prices that we are able to agree on with our customers are subject to fluctuation and uncertainty.

We cannot assure you that our customer relationships will continue to improve or if these customers will continue to generate significant revenues for us in the future. Any failure to maintain our existing customer relationships or to expand our existing customer base will materially and adversely affect our results of operations.

In addition, a significant portion of our outstanding trade receivables is derived from sales to a limited number of customers. Our largest and the second largest trade receivable balance were due to us from China Datang and Huaneng, respectively, in the amount of RMB1,272.0 million (US$192.7 million) and RMB840.0 million (US$127.3 million), respectively, representing 42.4% and 28.0%, respectively, of the total trade receivables as of December 31, 2010. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our business prospects highly depend on the acceptance and marketability of our new wind turbines utilizing the SCD technology, or the SCD wind turbines.

We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute wind turbines utilizing its advanced SCD technology in China, namely SCD wind turbines, with a rated power capacity ranging from 2.5MW to 3.0MW, or the 2.5/3.0MW SCD wind turbines, and a rated power capacity of 6.0MW, or the 6.0MW SCD wind turbines. The SCD technology is a new technology, and we are not aware of any commercially available wind turbines utilizing such technology in China. While we have completed the 2.5/3.0MW SCD wind turbine prototype in May 2010 which was connected to grid at the end of 2010, we may be unable to timely commence commercial production of our SCD wind turbines in the future and the SCD wind turbines may perform below expectations. In addition, we may not be able to generate sufficient customer demand and the level of acceptance of the SCD technology by our customers is uncertain. Under our license agreement with aerodyn Asia, we are obliged to pay an advance minimum annual royalty payment for the 2.5/3.0MW and 6.0MW SCD wind turbines we sell during the first three years after the commencement of commercial production of the respective series of SCD wind turbines. These advance amounts will not be refunded. As such, if we cannot generate sufficient market demand for our SCD wind turbines, we may be obliged to make payments to aerodyn Asia even if we do not generate any income from the sales of our SCD wind turbines.

Our SCD wind turbines may be used for offshore applications, which pose unique design, installation and post-sale servicing challenges compared to our onshore models. However, due to the fact that our SCD wind turbines are based on a new technology and that the long-term reliability of such technology has not been proven, it is uncertain whether our SCD wind turbines can be installed on offshore wind farms and will perform as designed. It has not been proven whether the special surface treatment and design of our SCD wind turbines are adequate for the erosive and salty environments that are typical of off-shore wind farms. The installation and maintenance of offshore wind turbines are expected to be more difficult, labor intensive and costly. For example, we intend to install our 6.0MW SCD wind turbines farther offshore than 2.5/3.0MW SCD wind turbines to take advantage of stronger and steadier winds found at sea. This requires implementing advanced technologies and incurring additional material and labor costs relating to the construction of platforms that are stable enough to support the weight of the wind turbines and withstand severe weather conditions and strong wave forces under the water. Furthermore, additional costs for transporting raw materials and components during construction as well as maintenance staff to regularly access those offshore wind farms throughout the wind farm operation cycle may not be economically feasible. The operation and maintenance of offshore wind turbines may also be significantly affected by marine weather and water conditions. In addition, it is vital that the wind turbines used in offshore wind farms are reliable in order to minimize maintenance cost. Lastly, competitors may develop, for use in wind farms located further offshore, large multi-megawatt wind turbines that have technological or cost advantages over our 6.0MW SCD wind turbines.

Moreover, the development of offshore wind turbines and their key components is still in the early stage in China, where wind farm operators have limited operating experience with offshore sites. Offshore wind farms may not be economically sustainable. For example, the cost of building the platforms, placing electric wires underwater and establishing grid connection for offshore wind farms is substantially higher, as compared to that of the on-shore wind farms. Consequently, the development of offshore wind farms may progress more slowly than expected, which will materially and negatively impact the offshore segment of the wind turbine industry, which, in turn, may adversely affect the demand for our SCD wind turbines.

If we are unable to maintain a satisfactory relationship with aerodyn, our business may be adversely affected.

We co-designed and co-developed our 1.5MW wind turbines with aerodyn Energiesysteme after we received relevant technical documents and drawings with respect to their turbine manufacturing technologies from Mingyang Electrical, which initially obtained them from aerodyn Energiesysteme. We also use aerodyn Energiesysteme’s rotor blade technologies to manufacture rotor blades of our 1.5MW wind turbines. We have obtained exclusive license rights from aerodyn Asia under a license agreement to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. Our rights to distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines on an exclusive basis will expire on January 1, 2016 and January 1, 2019, respectively. If we are unable to maintain a satisfactory relationship with aerodyn or if aerodyn establishes similar or more favorable relationships with our competitors, whether or not in violation of its contractual arrangements with us, our operating results and our business would be harmed. We cannot assure you that aerodyn will not terminate the existing license agreements to our disadvantage or that it will grant us additional licenses for any new products it may develop in the future. Under our license agreement with areodyn Asia, we are prohibited from granting sublicenses to affiliated entities, entering into joint ventures or similar partnerships or contracting subsidiaries other than Guangdong Mingyang Wind Power Industry Group Co., Ltd., or Guangdong Mingyang, to manufacture either the rotor blades or the SCD wind turbines without aerodyn Asia’s consent. Any deterioration of our relationship with aerodyn could harm our business operation and the growth of our business.

Problems with quality or performance in our products as well as product liability claims could result in negative impact on our relationships with customers and our reputation and cause reduced market demand for our products.

We perform a functionality test on our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case-by-case basis upon customers’ request, is subsequently performed to ensure proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines commences after they pass the durability test. We cannot assure you that our wind turbines will not incur any operational problems in the future and if it happens, such problems may have a material and adverse effect on our reputation and results of operation.

The performance and operational reliability of the wind turbines we manufacture in the medium- and long- term are uncertain. Although wind turbines are generally designed for a 20-year life cycle, we cannot assure you of the operational life of our wind turbines or about their medium- to long-term performance and operational reliability. We also provide warranty for our wind turbines after the wind turbines have passed the durability test. We are generally obligated to pay a monetary damage of up to 15% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification.

Problems with the quality or performance of the wind turbines we manufacture also expose us to potential product liability claims. While we have not yet experienced any significant product liability claims, as a result of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the impact of any resulting negative publicity on our business. Any product liability claims or regulatory actions related to problems in the quality or performance of our products could be costly and time- consuming to defend. The successful assertion of product liability claims against us could result in potentially significant damages and require us to make significant payments. We currently do not maintain product liability insurance to cover potential bodily injury or property damages arising from the operations of our products and may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms or at all. Moreover, any product liability claim, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation. Additionally, a material design, manufacturing or quality failure or defect in our products or other safety issues could warrant a product recall by us and result in increased product liability claims. If the authorities in the jurisdictions where we sell our products decide that these products failed to comply with applicable quality and safety requirements, we also could be subject to regulatory actions.

Any defect, underperformance or problem of our wind turbines or any perception that our products may contain errors or defects, or any product liability claims related to such errors or defects, may adversely impact our customer relationships and harm our reputation and credibility, resulting in a reduced market demand for our wind turbines, decrease in our revenues, increase in our expenses and loss of market share.

Unanticipated delays, postponements or even cancellations of our wind turbine orders may adversely affect our business, financial condition and results of operations.

Our order book comprises firm purchase orders for our wind turbines for particular wind farms under sales contracts that specify the delivery of wind turbines at predetermined intervals over a period of several months and payments to us in installments. However, there can be no assurance that such orders will not be cancelled, delayed or reduced, or that our customers will perform in full their payment and other obligations in accordance with the sales contracts. Adverse conditions in current global financial markets or other factors beyond our control, or the control of our customers, may cause our customers to delay, postpone or cancel their wind farm projects whether as a result of delays or failures to obtain necessary permits, authorizations, permissions or as a result of other difficulties or obstructions. We have experienced in the past delays and postponements in delivery schedules in limited cases as a result of delays or postponements in our customers’ wind farm projects or delays by suppliers of our components and we cannot assure you that similar delays and postponements or even cancellations will not occur in the future.

A certain portion of our wind turbine sales contracts do not specify the delivery schedule and our customers have discretion to decide the timing of delivery. In addition, under many of our sales contracts, our customers have the right to cancel, at any time and at their discretion upon one-month prior written notice, orders for the wind turbines that have not already been assembled and not readied for delivery by the end of the notice period, provided that the customers compensate us for a portion of the cancelled units at a mutually agreed amount or purchase certain additional remaining units under such sales contract at the contract price. Due to the nature of the wind turbine business and common practice in the wind power industry in China, wind farm operators usually are in a stronger bargaining position than turbine suppliers and consequently in most cases the terms and conditions of wind turbine sales contracts used in this industry in China are generally favorable to wind farm operators. As we negotiate the terms in sales contracts with our customers on a project-by-project basis, we cannot predict for which projects the customers will have the right to cancel orders. Except for a postponement by an affiliate of GreenHunter Inc. of the delivery of two units of wind turbines under a purchase order in 2008 due to the worsening of its financial condition as a result of the global financial crisis, we have not experienced any other cancellation or postponement since our inception. However, we cannot assure you that customers will not exercise the right to cancel all or part of purchase orders in the future. Furthermore, most of our sales contracts do not provide for additional penalties for failures to purchase or delays caused by our customers, and even if the contracts provide for such penalties, the full value of the sales contracts may not be recoverable. Accordingly, our order book is not a guarantee of our future revenues, but, rather, it represents business that is considered likely to be engaged. In addition, we may need to order special components in connection with certain wind turbine sales contracts, and in the event such wind turbine sales contracts are delayed or cancelled in the future, our inventory level may be higher than planned and we may need to absorb the cost for the already purchased components.

If we fail to deliver wind turbines on time, we may be required to pay penalties and our orders may be cancelled and our results of operations may be negatively affected.

We are required to deliver wind turbines according to the delivery schedules set out in the sales contracts or as we and the respective customers may otherwise agree. If we fail to deliver our wind turbines on time, we may be required to pay a penalty for each week of such delay, calculated as a percentage of the total contract value, which percentage increases together with the length of the delay. Our customers can deduct such penalty amounts from their payments to us. Our customers also have the right to cancel part or all of orders in the event of significant delays as a result of our fault. In 2009, we made a payment in the total amount of RMB7.2 million, representing approximately 2.4% of the total value of that particular sales contract, to a customer as payment for the additional installation costs incurred by it due to our delay in the delivery of 11 units of wind turbines for approximately three months as a result of the delay in the supply of one key component by an overseas supplier. Though we have not experienced other significant delays in the delivery of wind turbines, we cannot assure you that we will deliver our wind turbines on time in the future due to delays in supply of raw materials or components, limitation in production capacity or any other reasons that may be beyond our control and we may not be able to seek compensation from suppliers or other parties. If such delays occur, we may incur penalties, customers may cancel their orders and our financial condition, results of operations and our reputation may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to the reporting obligations under the United States securities laws. Under current and proposed rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or SOX 404, we expect to be required to, beginning with the fiscal year ending December 31, 2011, deliver a management report that assesses the effectiveness of our internal control over financial reporting.

Prior to our initial public offering, we were a private Company with limited accounting and other resources with which to address our internal controls and procedures. As a result, in our past audits, our auditors had identified material weaknesses and deficiencies with our internal control. During the course of the preparation and external audit of our financial statements as of December 31, 2010 and for the year ended December 31, 2010, we and our independent registered public accounting firm identified several control deficiencies in our internal control over financial reporting, including a number of significant deficiencies. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements in financial reporting on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report external financial data reliably in accordance with IFRSs such that there is more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

We are in the process of trying to remediate the control deficiencies in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Our research and development efforts may not result in successful new products and market acceptance and profitability of the new products are uncertain.

Our future success highly depends on our ability to keep pace with the rapid technological changes in the wind power equipment industry. In order to maintain and enhance our competitive position that we currently enjoy and to continue to grow our business, we need to design, develop and market new and more cost-efficient wind turbines and introduce new products to meet growing market demands and changing technical standards. The development of new wind turbine models requires considerable investment and our significant expenditures on research and development may not yield as much benefit as we anticipate. Our research and development expenses accounted for approximately 9.6%, 4.5% and 0.8% of our total revenues in 2008, 2009 and 2010, respectively. We expect to spend a significant portion of our revenues on research and development and to commit significant investments in product development personnel over the next few years. However, research and development activities are inherently uncertain and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government incentives, our ability to integrate customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities. For example, under a mutual agreement with aerodyn Asia Co., Ltd., or aerodyn Asia, an affiliate of aerodyn Energiesysteme GmbH, or aerodyn Energiesysteme, we rescheduled the commencement of the cooperative activities for 6.0MW SCD technologies from February 2009 to January 2010 due to market conditions. We cannot assure you that similar delays and postponement will not reoccur in the future.

Further, our competitors may adopt more advanced technologies or develop products that are more effective or commercially attractive at an even lower cost than we do. If our competitors’ products are more effective or commercially attractive than ours, sales of our products may be negatively impacted, which could have a material and adverse effect on our financial position and results of operations.

We may experience difficulty in collecting trade receivables from our customers and our liquidity and financial condition and results of operations would be negatively impacted.

We derive our revenues from the sale of products and technical and maintenance support services to our customers and are subject to counterparty risks. Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations.

As of December 31, 2008, 2009 and 2010, our trade receivable balance, including trade receivables from Mingyang Electrical, was RMB335.5 million, RMB1,544.2 million and RMB2,999.3 million (US$454.4 million), respectively. Given the increase of our revenue, as of December 31, 2008, 2009 and 2010, the percentage of our trade receivables to our revenue was 269.1%, 131.7% and 54.4%, respectively. The average turnover days of our trade receivables were 118 days, 110 days and 137 days for 2008, 2009 and 2010, respectively. Allowance against trade receivables to the extent amounts are considered to be uncollectible or unlikely to be collected within a reasonable period of time vary depending on the customer’s financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns as well as overall market conditions and historical losses. We will only deem trade receivables uncollectible after careful consideration and after having attempted to collect such trade receivables from our customers. Although we have been improving our trade receivable balance by providing additional payment options to customers, including discounts for early settlement, we expect neither the collection nor the age of our receivables to improve significantly in the foreseeable future. In addition, we cannot assure you that our customers will meet the payment obligations on time or in full or that the level of bad debts will not increase. Any inability on the part of our customers to settle amounts owed to us on time may have a material and adverse effect on us. As our business continues to expand and current industry payment and collection practices as well as our own billing practices remain the same, we may be expected to maintain high trade receivable balances, which could negatively affect our cash flows, particularly our short-term cash flows. If the age of our receivables increases, our exposure to the credit risk of our customers would increase as well. If we incur bad debt expenses as a result, our results of operations would be negatively impacted.

In addition, our customers make payments in installments after they have signed the sales contracts with us. This is a typical arrangement in China’s wind power equipment industry as necessitated by the substantial capital investment requirement in connection with wind farm projects. If we do not offer this arrangement, we could lose our customers and be unable to sustain our future business growth. This installment arrangement exposes us to additional business and credit risk and uncertainty, in particular, the risk of default or delay by customers in payment under the wind turbine sales contracts. Such risks may become more prominent in an economic slowdown or recession, which may result in increased delinquencies, foreclosures and losses. Our litigation and servicing costs may also increase as a result. Our inability to collect payments from our customers in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

We may be unable to receive compensation from suppliers for defective raw materials or components used in our wind turbines and warranty provisions in our supply contracts may be insufficient.

In the event that we become subject to product liability or warranty claims caused by defective raw materials or components from third-party suppliers, we can attempt to seek compensation from the relevant suppliers. However, warranties provided by suppliers may be for periods shorter than the warranty periods we provide to our customers and warranty claims against suppliers may be subject to certain conditions precedent which may not be satisfied. Further, our supply contracts usually do not have provisions to cover lost profits and indirect or consequential losses. If no claim can be asserted against a supplier, or amounts that we claim cannot be recovered from the supplier, to the extent that such amounts cannot be covered by insurance coverage, if any, we may be required to bear customer claims or replace the wind turbines or components at our own costs. Our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to protect our patents and other intellectual property rights or we may be subject to claims for the infringement of intellectual property rights of others.

As of December 31, 2010, we had one copyright, 22 patents and 11 patent applications pending in China, all of which were granted initial approval. Our success depends in part on our ability to obtain and maintain patents and other intellectual property protection for our products and technologies and our ability to successfully protect such intellectual properties and to defend ourselves against third-party challenges. We cannot assure you, however, the protection measures we currently implement are adequate to enforce such protection efficiently or to prevent any unauthorized use of our intellectual property by third parties, nor can we assure you that our competitors will not independently develop or license from third parties the technologies that are equivalent or superior to our technologies, in which case we would not be able to gain or keep our competitive advantage.

Our success also depends largely on our ability to develop and use our technology and know-how through cooperation with our technology partners without infringing the intellectual property rights of third parties, as well as our ability to use the technology we license from our technology partners. However, we cannot assure you that our technology partners actually have the requisite intellectual property rights, nor can we assure you that they have not infringed other third parties’ patents, trade secrets, know-how or other intellectual property rights. We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute wind turbines by using its SCD technologies in China. We have non-exclusive rights transferred from Mingyang Electrical to use aerodyn Energiesysteme’s blade technologies for our 1.5MW wind turbines. Our technology partners including aerodyn may license their relevant technologies to our competitors or other third parties. To the extent these technologies provide us any competitive advantage, such licenses to competitors may allow them to compete against us more effectively. In addition, our competitors may have greater resources and may develop advanced technologies or processes based on these licensed intellectual property rights. If our current licenses with our technology partners are terminated, there can be no assurance that we will be able to independently develop equivalent technology successfully or obtain licenses for alternative technologies, or that we will be able to redesign our production lines to eliminate the need for such a license.

On the other hand, the existence of an intellectual property right may not necessarily protect us from competition, as it may be challenged, invalidated or held to be unenforceable. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents or produce products in countries that do not recognize our patents. Our patent priority in the PRC may be defeated by third-party patents issued on a later date if the applications for such patents were filed before us. Additionally, the existence of a patent does not provide assurance that the manufacturing, sale or use of our products does not infringe others’ patent rights. Third parties may also have blocking patents that could be used to prevent us from marketing our own patented products or utilizing our patented technologies or processes. As it may take years for patent applications to be approved, there may be pending applications, known or unknown to us, that may later result in issued patents upon which we may infringe on. Therefore, we may initiate lawsuits to defend our ownership or proprietary design of our products and trade secrets or we may also encounter future litigation brought by third parties based on claims that we have infringed upon the intellectual property rights of others or that we have misappropriated the trade secrets of others, either of which will be time-consuming and costly to defend. We cannot assure you that we can achieve a favorable outcome in the litigation, if a claim is asserted. If we are unable to sufficiently protect our patents, trademarks and other intellectual property rights, or successfully defend ourselves from infringement claims, our reputation, financial condition and results of operation may be materially and adversely affected.

We rely on a limited number of key suppliers and we are subject to risks associated with availability and volatility in the prices of raw materials, components and utilities.

Although we typically have multiple suppliers for each raw material or component, we place a substantial percentage of our orders with a limited number of key suppliers. For example, in 2009 and 2010, we purchased approximately 40% and 43%, respectively, of our components from our five largest suppliers, as measured by cost. In particular, approximately 10% and 15%, respectively, of our components were purchased from our largest supplier in 2009 and 2010. With limited exceptions, we do not have long-term supply contracts with our suppliers. Instead, we typically place orders with our suppliers after we secure our wind turbine sales contracts. As such, an increase in demand for our raw materials and components in the future may result in the interruption or delay in the supply of our raw materials and components, which may adversely affect our ability to meet market demand for our products or expand our business as planned. We cannot assure you that such delays will not occur in the future.

Moreover, we may be subject to significant fluctuation in the prices of our raw materials and components, which may increase our operating costs if we are unable to fully pass along such increase to our customers. If we are unable to effectively control our manufacturing costs, in particular, the costs of raw materials and components of our wind turbines, we may not be able to maintain our competitiveness and achieve profitability. Certain components are manufactured or customized for us. If we are unable to secure alternative supply sources in a timely and cost-effective manner or without a reduction in quality, this may harm our reputation, reduce our sales or gross margins and cause us to lose market share. We have in the past experienced delays in the supply of gearboxes from one of our overseas suppliers, which caused a three-month delay in the delivery of our wind turbines and consequent compensation payments in the amount of RMB7.2 million (US$1.1 million), representing approximately 2.4% of the total value of that sales contract, to the affected customer in 2009. We have not experienced any delays in 2010. Since January 2011, our key suppliers started to provide us with a five-year warranty over key components, starting from the date that relevant wind turbines commence operation, or a 66-month warranty period, starting from the date of shipment of such parts or components, whichever is earlier.

We may from time to time purchase certain of our key components from overseas suppliers upon requests from our customers. We may also need to source certain components for our SCD wind turbines from overseas suppliers as such components are not widely available in China. As we import components, we may be required to devote additional effort and time and incur additional transportation costs. If certain of our overseas suppliers fail to deliver the components we purchase in a timely manner, we may have difficulty or incur higher costs identifying replacement suppliers, or we may suffer from reduced product availability, which will further harm our operating results.

We may fail to compete effectively in the wind power equipment industry and may be unable to increase or maintain our market share.

The wind power equipment industry is highly competitive, especially in China. Factors affecting our competitive position include performance of our wind turbines, reliability, product quality, technology, price and the scope and quality of our technical and maintenance support services. Since our inception, we have spent considerable resources on the designing, manufacturing and marketing of wind turbines. However, some of our competitors may have greater brand recognition, greater resources and larger customer bases than we do and new competitors may also emerge and rapidly acquire significant market share. Most of our existing or prospective customers are large state-owned national and regional electric power producers, some of which may leverage their financial and technological advantage to develop and manufacture wind turbines themselves and become our competitors. Furthermore, we expect increasing competition from overseas manufacturers which are expanding or may expand their presence in China, particularly given the cancellation of certain governmental policies supporting domestic manufacturers. For example, the National Development and Reform Commission, or the NDRC, policy requiring at least 70% of all equipment used in a single wind farm project be manufactured in China was terminated in December 2009. Growing competition may result in a decline in our market share or may force us to reduce the prices of our products and technical and maintenance support services, which will negatively affect our revenues and margins. We cannot provide any assurance that we will be able to compete successfully against our competitors.

Our cooperative framework agreements with local governmental authorities and wind farm operators may not be enforceable under PRC law and our business, financial condition, results of operations and prospects may be materially and adversely affected if these agreements are not performed as intended.

In April 2008, we entered into a cooperative agreement with one of our then joint venture partners and a local governmental authority in Jilin, Jilin Province. In December 2008 and June 2009, we entered into framework agreements with wind farm operators and certain local governmental authorities in Fuxin, Liaoning Province and Rudong, Jiangsu Province, respectively. In June 2010, we entered into a letter of intent in connection with wind source development with local authorities in Inner Mongolia. Under these agreements, we generally agreed to invest and establish facilities in these regions, in exchange for which, we obtained land, tax and other policy incentives from local governments and these wind farm operators agreed to purchase our wind turbines with the first priority. Subject to PRC laws and regulations, the local governments may not have the authority or power to provide us with the tax, land and other policy incentives and that the obligations of the local governments to provide us with tax, land and other policy incentives and the obligations of the wind farm operators to purchase our wind turbines may not be enforceable under PRC law as the performance of these obligations may violate rules and regulations of the PRC government, including the Opinions on Curtailing Over-capacity and Excessive Construction in Certain Industries and Guiding the Healthy Development of Such Industries jointly issued by the NDRC and nine other government authorities in September 2009, or the NDRC Opinions, which aims to curb the over-development and investment in industry sectors, including steel, concrete, polysilicon and wind power equipment. Under the NDRC Opinions, among other things, the requirement imposed by local authorities during the bidding process to use locally manufactured wind power equipment or to build wind power equipment production capacity locally is strictly prohibited.

We cannot assure you that those framework agreements we have entered into are enforceable at all and our capital commitments contemplated under these agreements to build factories in the local regions will generate anticipated returns or that any performance of the local governments or wind farm operators of their respective obligations under these agreements, if any, would not cause unintended negative consequences as a result of potential conflicts with other responsibilities or obligations these local governments or wind farm operators ought to perform.

Failure to maintain inventory levels that approximate the demands for our products could cause us to lose sales or result in excessive inventory.

We schedule the procurement of raw materials and components, manufacturing and assembly activities and arrangement of logistics for delivery of our wind turbines primarily on the basis of wind turbine orders and adjust monthly upon actual production and delivery progress. Since our inception, we have experienced only one material delay in the delivery of our wind turbines due to the supplier’s delay of a key component. Estimates are inherently uncertain and our customers may cancel or delay their orders under the turbine sales contracts. We cannot assure you that our scheduled manufacturing and assembly activities approximate actual customer delivery needs. If our scheduled manufacturing and assembly is not able to meet the actual delivery needs, we may not be able to maintain an adequate inventory level for our wind turbines and may lose sales and market share to our competitors. In addition, even if we are able to increase our manufacturing and assembly levels to meet unanticipated demands, we may experience significant lead-time for turbine delivery or may not have procured adequate raw materials or components to manufacture the wind turbines. On the other hand, we may also be exposed to increased inventory risks as we may accumulate excess inventory of our products or raw materials or components for our wind turbines resulting from the cancellation of wind turbine sales contracts by our customers. Therefore, our failure to maintain an inventory level that approximates the demands for our wind turbines could have a material and adverse effect on our business, financial condition and results of operations.

Inability of our customers to obtain financing at reasonable and attractive terms for wind farm projects may have a significant adverse influence on our business, financial condition and results of operations.

Most of our customers require bank financing for wind farm projects and therefore the financing terms available in the market have a significant influence on the demand for our wind turbines. Higher levels of interest rates cause wind farm projects to become more costly and less attractive. The ability to obtain financing for a wind farm project also depends on the willingness of banks and other financing institutions to provide loans to the wind power industry. In particular, the global capital and credit markets have been experiencing volatility and disruption since early 2008. Concerns over inflation or deflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining residential real estate market in the United States and elsewhere in the world have contributed to market volatility and diminished expectations for the global economy and the capital markets in the future. These factors led to an economic slowdown and may cause difficulties for certain of our customers to access adequate funding to pay for wind turbines they have ordered in a timely manner. Although the global economy has experienced increased growth in recent periods, renewed concerns about the sustainability of economic recovery may cause our customers to delay or cancel their investments in wind farm projects and financial institutions may implement more stringent procedures to approve and grant credit facilities or other financial supports.

If we are unable to effectively identify and capture international market opportunities or if we fail to market, sell and provide technical and maintenance support services for our products in overseas markets, our business prospects may be affected.

We intend to expand into selected major overseas wind power markets. To market, sell, deliver and install our wind turbines and provide technical and maintenance support services internationally may expose us to a number of risks, including:

•	fluctuations in currency foreign exchange rates;

•	difficulties in engaging and retaining distributors or direct sales force who are knowledgeable about, and capable to function effectively in, overseas markets;

•	increased operating costs associated with maintaining marketing and sales efforts in various countries and regions;

•	increased operating costs associated with transporting our products and the provision of technical and maintenance support services internationally;

•

difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we intend to offer our products and services, including but not limited to any permits, licenses, registrations or certificates that may be required in those markets;

•	inability to obtain, maintain or enforce intellectual property rights; and

•

trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries and regions. As we have limited experience and resources operating in the international market, we may be unable to efficiently expand our business abroad as we have planned. For example, our exclusive license rights from aerodyn Asia to manufacture and distribute our 2.5/3.0MW and 6.0MW SCD wind turbines is limited to China and, as such, our ability to expand in overseas markets depends on our ability to obtain additional licenses from aerodyn Asia. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. However, we cannot assure you that we will be able to obtain such additional licenses within a reasonable timeframe or at reasonable costs, if at all.

If we fail to significantly expand our production capacity and output, we may lose market share.

Our future success depends on our ability to significantly increase our production capacity and output. If we are unable to do so, we may be unable to meet customer needs and market demand, benefit from economies of scale to decrease our costs per wind turbine, apply capital efficiently, maintain our competitive position and improve our profitability.

As we expand our production capacity, our choice of locations for new factories or decision to expand existing factories may become less advantageous to our business, economically or otherwise, due to changes in the market conditions, local government policies, changes in wind conditions or other factors that may be beyond our control. We may need to halt the construction or to delay the commencement of production and may be unable to recover any costs that we may have already spent. At times, we may also need to relocate one or more of our factories to other locations, which will increase our operational costs and cause interruption to our production. For example, we delayed the commencement of wind turbine production at our new Tianjin facilities from early 2010 to the end of October 2010 as we decided to fill additional customer orders using our existing manufacturing facility in Jilin which has sufficient manufacturing capacity and was located closer to such customers.

Our success depends substantially on the continuing efforts of our executive management team and other key personnel and losing their services would severely disrupt our business and materially and adversely impact our results of operations.

Our future success depends substantially on the continuing services of our senior management team, in particular, Mr. Chuanwei Zhang, our chairman and chief executive officer, who founded Mingyang Electrical and us. Mr. Zhang has approximately 20 years of relevant experience in the electrical equipment sector and the wind power equipment industry and works on a full-time basis for our company. We also rely on the continuing services of Mr. Xian Wang, one of our founders and senior vice president, Mr. Song Wang, one of our founders and senior vice president who has over 20 years of research and industry experience, Mr. Jiawan Cheng, our vice president in charge of engineering and services who is a wind power expert with over 20 years of experience in procurement, five of which were spent in the wind power equipment industry. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected.

We do not maintain key-man insurance for members of our management team or any of our other key personnel. If we lose the services of any senior management and key personnel, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. In addition, if any of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may lose some of our customers and trade secrets. While we protect our trade secrets by entering into non-disclosure/confidentiality and non-competition agreements with each of our executive officers as well as key personnel who have access to sensitive and confidential information, we cannot assure you that, in light of uncertainties associated with the PRC legal system, these agreements could be enforced in China.

Our business depends on our ability to maintain a skilled labor force and our business may be adversely disrupted if we fail to continue to attract, train and retain our highly qualified technical personnel.

Our success depends, to a significant extent, on our ability to attract, train and retain our technical experts, research and development personnel, engineers, post-sales services personnel and sales and marketing personnel. In particular, Mr. Song Wang and Mr. Jiawan Cheng are two of the ten recognized experts in China’s wind power industry. Dr. Renjing Cao, our chief technology officer, is an award-winning scholar in the field of turbine design and Mr. Wenqi Wang, our special consultant and a wind power equipment specialist in China with more than 20 years of industry experience, provided valuable services in leading our research and development efforts on our 1.5MW and SCD wind turbines. Recruiting and retaining capable personnel, particularly those with expertise and experience in the wind power equipment industry, are vital to our success. There is substantial competition for research and development personnel, qualified technical experts, engineers, post-sales service providers and sales and marketing professionals, and there can be no assurance that we will be able to continuously attract or retain these individuals. If we are unable to attract and retain valuable employees, to keep pace with our expected growth, our business may be materially and adversely affected.

If we fail to obtain or maintain applicable licenses or registrations for our products, or if such license or registrations are delayed, we will be unable to commercially manufacture, distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The manufacturing of our rotor blades and wind turbines and the selling and servicing of our wind turbines are subject to regulations in China and may be subject to regulations of the countries where we plan to conduct our business. For instance, we are required to obtain land use right certificates, property ownership certificates, planning permits, construction permits and fire safety permits for each of our manufacturing factories built by ourselves, prior to the commencement of production, some of which may be subject to periodical renewal and inspection. In addition, our subsidiaries in China are required to obtain business licenses, entity code certificates, tax registration certificates, social insurance registration certificates and pollution discharge permits for their ongoing business operation. Our production facilities must meet certain production safety requirements and pass safety inspections conducted by relevant government authorities. We are also required to obtain the pollutant discharge permits and comply with relevant environmental and safety regulations for our rotor blade and turbine production. Failure to obtain or maintain or delay in obtaining any of these permits, licenses and registrations may subject us to fines or penalties or business interruption and therefore could have a material and adverse effect on our business and prospects.

Our failure to obtain or maintain product certifications may negatively affect the sales of our wind turbines.

We have obtained several certifications for our products, including the statements of compliance for design assessment for MY1.5s and MY1.5se models from GL, a product design certificate from China General Certification Center, or CGC, for our MY1.5se model wind turbines with 82.6m rotor blades and a certificate for our regular rotor blades from China Classification Society Certification Company, or CCSC. We are currently at various stages of applications for additional certifications, such as type certificates for our MY1.5s and MY1.5se models with GL. In October 2010, we have also obtained a CGC Certificate for our MY1.5se model with 77.1m rotor blades.

We believe these certifications for our products enhance the credibility of our products and our brand reputation. However, we may experience an unanticipated delay in securing a necessary certification or failure to renew our existing certifications, which may impair our established reputation and prevent us from attracting new customers. For example, certain procedures of the issuance of product certifications, such as type certificate from GL, may involve on-site data collection and examination, which may be delayed due to unexpected adverse weather conditions or unavailability of power grids. In addition, some of our customers have required that our wind turbines be certified. While we have obtained such requisite certificates for the wind turbines we have manufactured and commissioned, and the current industry practice in China does not require mandatory certification, we may be required to provide various certifications in the future if wind farm operators begin to require product certificates as a prerequisite for participation in the competitive bidding process they organize, and under that circumstance, any delay in obtaining or failure to maintain such certificates for the wind turbines we produce in the future may cause us to lose sales.

We may not be able to identify suitable targets for or finance future acquisitions or strategic alliances or we may fail to integrate acquired businesses into our businesses successfully.

To grow our business, we may pursue acquisitions or strategic alliances that are complementary to our business. In particular, we plan to selectively acquire component manufacturers in order to ensure quality of supply and to provide additional sources of revenue. However, we may not be able to identify and secure suitable opportunities. Our ability to consummate and integrate effectively any future acquisitions or enter into strategic alliances on terms that are favorable to us may be limited by a number of factors, such as suitable targets at appropriate valuations and, to the extent necessary for larger acquisitions, our ability to obtain financing on satisfactory terms, if at all.

Moreover, if a potential candidate is identified, we may fail to enter into a cooperation agreement or acquisition agreement for the candidate on commercially reasonable terms or at all due to the lack of cooperation from counterparties or for other reasons. The negotiation and completion of potential acquisitions or strategic alliances, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and potential disruption of our existing business. Further, the expected synergies from future acquisitions or strategic alliances may not actually materialize. In addition, future acquisitions or strategic alliances could result in the incurrence of additional indebtedness, costs and contingent liabilities. Future strategic alliances or acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of financial or other resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to recover costs and expenses of the strategic alliances or acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers.

Any of the above risks could significantly impair our ability to manage our business and materially and adversely affect our business, results of operations and financial condition.

We may incur additional costs, experience manufacturing disruptions or fail to satisfy our contractual requirements if we relocate from our leased properties during the lease term.

We lease properties at some of our facilities. We lease in Tianjin a space of approximately 25,000 square meters as our new manufacturing facility and local branch offices, starting from January 1, 2010 for a term of two years, from our affiliate Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd., or Jinneng Mingyang. We also lease from Jinneng Mingyang in Tianjin a parcel of land and buildings for the production of wind turbines with a term from June 9, 2010 to June 8, 2012. We have not completed registration for the Tianjin tenancy agreements because Jinneng Mingyang is still in the process of obtaining valid property ownership certificates which is requisite for the registration. We cannot assure you that our occupation and use of such leased properties will not be disrupted because of the incomplete registration. In addition, due to the lack of the relevant property ownership certificates, under the PRC laws, we cannot be certain that the landlord’s ownership of these properties is not subject to any dispute or that all requisite governmental approvals have been obtained in connection with the construction of these properties.

In January 2008, we entered into a lease agreement with Tianjin Feilong Concrete Admixture Co., Ltd., or Tianjin Feilong, in connection with the lease of the manufacturing facility and ancillary buildings located in Tianjin with a term of two years. As we ceased production in our old Tianjin facility in late 2009 and planned to relocate it to our new facility in Tianjin, we gave a prior notice to Tianjin Feilong to terminate this lease agreement. On December 1, 2009, however, Tianjin Feilong brought a lawsuit in local court against us alleging breach of the lease agreement and claiming, among other things, specific monetary damages of approximately RMB3.6 million and other related losses. On December 28, 2009, we responded to the charge and brought a counterclaim against Tianjin Feilong. The case is currently being litigated in the local court. We cannot assure you that we will obtain the judgment favorable to us from the local court and we may be required to make the monetary compensation to Tianjin Feilong if we lose the case.

Moreover, we cannot assure you that we will successfully renew our lease agreements upon expiration at favorable terms with the landlords or that the landlords will have the valid right to own or lease the properties under our lease agreements. If we fail to renew our lease agreements or our lease agreements are subject to challenge by third parties, our operation will also be adversely affected. All of these consequences could have a material adverse effect on our business, financial condition, results of operations and prospects.

Noncompliance with environmental and safety regulations may result in potentially significant monetary damages and fines as well as adverse publicity.

As our rotor blade production generates glass fiber dusts, we are required to comply with national and local environmental regulations applicable to us. We believe we are currently in compliance with applicable environmental regulations in all material aspects and have all necessary environmental permits to operate our business as it is presently conducted, except that we are in the process of completing the environmental assessment procedure for our new Tianjin facility for the production of wind turbines, which commenced commercial production in October 2010. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations and may be subject to adverse publicity. In addition, our production and assembly processes may involve dangerous activities. We are required to comply with all safety requirements and standards applicable to us. If work injury accidents occur, which may result in personal injuries or fatalities and damage to property or equipment, we may be subject to civil or criminal claims and penalties against us. If we are held liable for damages in the event of contamination or injury, it could have a material and adverse effect on our financial condition and results of operations. In our ordinary course of business, we have been subject to fines of nonmaterial amount and other penalties for our failure to obtain pollutant discharge permit as required by environmental regulations and other alleged violation of environmental regulations. We have subsequently obtained a confirmation of no material environmental pollution from relevant environmental authority. However, we cannot assure you that we will not be subject to further penalties imposed by the government as a result of the past violations and that similar violations will not reoccur, which may subject us to future fines and or penalties that may interrupt our operations and damage our reputation.

Our insurance coverage may be inadequate to protect us from potential losses.

We do not maintain business interruption insurance. As the insurance industry in China is in its early stage of development, the business interruption insurance and the product liability insurance available in China offer limited coverage compared to that offered in many other countries, especially in the United States. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have a material and adverse effect on our business and results of operations. On the other hand, our business operations, particularly our production facilities, involve risks and hazards that could result in damage to, or destruction of, property and machinery, personal injury, business interruption and possible legal liability. In addition, we do not have product liability insurance covering body injuries and property damage caused by the products we sell, supply or distribute. Therefore, as with other wind turbine manufacturers in China, we are exposed to risks associated with product liability claims and may need to bear the litigation cost if the use of our products results in body injury or property damage. In March 2011, we purchased an insurance policy covering the expenses and losses we may incur resulting from any product deficiency of our wind turbines. The one-year term insurance policy will expire in March 2012 and covers a batch of 518 units of our 1.5MW wind turbines. However, current effective insurance policies may not be able to sufficiently cover all of our wind turbines that have been delivered and connected to the grid, nor can we assure you that we will obtain enough insurance proceeds to cover all kinds of expenses we may incur resulting from our product deficiency.

We do not carry key-man life insurance and if we lose the services of any senior management and key personnel, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Furthermore, we do not have property insurance and as such we are exposed to risks associated with losses in values of our equipment, facilities and inventory due to fire, earthquake, flood and a wide range of natural disasters. We do not have personal injury insurance and accidental medical care insurance. Although we require that the third-party transportation companies we engage maintain insurance policies with respect to inland transit risks for our products, the coverage may be inadequate to protect us from potential claims against us and the losses that may result.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans, in amounts equal to pre-determined percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB5.2 million, RMB11.2 million and RMB21.1 million (US$3.2 million) for 2008, 2009 and 2010, respectively, which were recorded in our cost of sales, operating expenses and inventories. We failed to make these contributions in full and underpaid RMB4.1 million, RMB7.6 million and RMB8.1 million (US$1.2 million) in 2008, 2009 and 2010, respectively. The aggregate amount due reached approximately RMB5.2 million, RMB12.8 million and RMB20.9 million (US$3.2 million) as of December 31, 2008, 2009 and 2010, respectively, which amounts were recorded as accrued expenses and other payables.

Under PRC laws and regulations, any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may have the right to claim compensation from us. We do not currently have plans to settle such underpayments. Such fines or other penalties may be imposed upon us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our articles of association contain anti-takeover provisions that could have a material and adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted an amended and restated articles of association that became effective immediately upon completion of our initial public offering in October 2010. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, restrictions, preferences, privileges, and payment obligations, any or all of which may be greater than the rights associated with our ordinary shares in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

If we grant employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. We are required to account for share-based compensation in accordance with IFRS 2 Share-based Payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain directors, officers and other employees. The exercise price of the options is US$8.4, 60% of the initial public offering price at US$14.00, per ADS, each representing one ordinary share. We incurred share-based compensation expenses relating to these options in the fourth quarter of 2010 of RMB34.4 million (US$5.2 million) for the year ended December 31, 2010. In addition, if we grant options, restricted shares and other equity incentives in the future, we could incur significant compensation charges and our net income could be adversely affected.

In addition, we are required to measure the cost of share-based payments in accordance with IFRSs, which accounting treatment may have a material and adverse impact on our results of operation. We recognized share-based payment expense in the amount of RMB379.5 million in 2008 as a result of the share-based compensation awards that our then-existing principal shareholder granted to three of our senior management members. We cannot assure you that we will not grant other share-based payments in the future.

Our future liquidity needs are uncertain and we may need to raise additional funds in the future and as a result you may experience dilution.

We may need to raise additional funds to expand our production capacity to meet unexpected increase in market demand or to engage in strategic acquisitions or other activities such that our expenditures exceed our current expectations. If this is the case, we will need to raise additional funds in the future. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by China-based companies; and

•	economic, political and other conditions in China and elsewhere.

If we need to obtain external financing, we cannot assure you that the financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain bank loans. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders and a decrease in the price of our ADSs. The incurrence of additional debt would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to distribute dividends.

We incur increased costs as a result of being a public company.

As a public company, we incur significantly more legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or NYSE, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Related to Our Industry

Uncertainties and adverse changes in government initiatives and policies that affect the alternative energy industry in general and the wind power industry in particular may have an adverse effect on our business and results of operations.

We believe government initiatives, incentives and other favorable policies have been one of the major growth drivers for the alternative energy industry in general and the wind power industry in particular. The alternative energy industry faces intense competition from conventional energy technologies. Due to the relatively high generation costs compared to most other energy sources, alternative energy industries, including the wind power industry, are generally not competitive without government incentive programs. There can be no assurance, however, that government support will continue at the same present level or at all. Any decrease or elimination of government incentives currently available to industry participants may result in increasing operating costs incurred by our current customers or discourage our potential customers from investing in our products and services. Most of our customers are highly dependent on the government initiatives, incentives or other favorable policies to support their operation at a relatively acceptable cost level. These initiatives, incentives and policies include preferential tax treatment, government spending, government financial funds and grants, government incentives for the electricity industry or preferential tariffs on power generated from wind power. For example, China’s long-term renewable energy policy has been shaped by the government’s central planning agency, the NDRC. In August 2007, the NDRC issued the Medium and Long-term Development Plan for Renewable Energy, or the NDRC Plan, which describes the national government’s financial incentives for the renewable energy industry for the multi-year period ending 2020, with an estimated required investment amount of approximately RMB2,000 billion. The NDRC Plan also calls for increasing the electricity generated from non-hydro renewables in areas covered by major grids to reach 1% of the overall electricity supply by 2010 and 3% by 2020.

Some of our customers have enjoyed commercial benefits based on certain international arrangements aiming at global environment protection. For example, pursuant to the Kyoto Protocol, a protocol to the United Nations Framework Convention on Climate Change, which became effective on March 21, 1994 and ratified by the PRC government in August 2002, some of our customers generate income from selling emission reduction credits generated from their clean development mechanism projects by using alternative energies as certified under the Kyoto Protocol. If the Kyoto Protocol is not renewed prior to its expiration on December 31, 2012, or if the PRC government discontinues its support for these arrangements, the viability of alternative energy projects may be adversely affected. Therefore, any uncertainties and adverse changes in government initiatives, incentives or policies will materially and adversely affect the investment plans of our customers and consequently our growth.

Uncertainties and adverse changes in government policies relating to the wind power equipment industry may have an adverse impact on us.

Wind turbine manufactures have benefited from various policies that promote and encourage renewable energies consumption, such as Renewable Energy Law, Relevant Provisions for the Administration of the Generation of Electricity by Renewable Energy, the NDRC Plan, and Guidance Catalog for the Development of Renewable Energy Industry. Adverse changes in government policies will affect our competitiveness and may have a material and adverse effect on our business and results of operations. Under the NDRC Opinions issued in September 2009, which aim to curb the overheated development and investment in industrial sectors, including steel, concrete, polysilicon and wind power equipment, existing wind turbine manufacturers are expected to be required to comply with more stringent product quality standards and higher research and development requirements. In addition, no new wind turbine manufacturing companies will be approved and future government support will be primarily focused on wind turbines for offshore applications and wind turbines with a rated power capacity exceeding 2.5MW. As the detailed guidelines or rules for approval criteria or timeline under the NDRC Opinions have not yet all been promulgated, it is currently unclear as to what higher product quality standards, more stringent research and development requirements or production capacity must be met by existing wind turbine manufacturers and how long it will take to approve the establishment or expansion of wind turbine manufacturing projects. We cannot assure you that our current operation and future expansion will not be materially and adversely affected by the NDRC Opinions. In addition, under the NDRC Opinions, we will need to seek pre-approval from the NDRC if we plan to further expand our production capacity. In general, the government authorities would take more stringent scrutiny in approving production capacity expansion projects. As the detailed guidelines for approval criteria or timeline under these measures have not yet all been promulgated, we cannot assure you that we will obtain the required approval from the NDRC in time or at all if we plan to further expand our production capacity. Other unfavorable changes in governmental policies may adversely affect our business prospect. For instance, competition from overseas manufacturers may increase upon the cancellation of a NDRC requirement announced in November 2009 which was in favor of domestic wind power equipment manufactures, requiring that at least 70% of all equipment used in a single wind farm project must be manufactured domestically. We cannot assure you that there will not be any further changes in government policies, promoting other alternative energy industries or providing incentives exclusively to our competitors, which may adversely affect our business prospects. In addition, since November 2010, National Energy Administration of China had conducted special investigations on quality of wind turbines and major of the domestic wind turbine manufacturers, including us, have been investigated. Though none quality problems of our wind turbines was discovered, such investigations indicated a hint that the relevant authorities have become more focusing on the product quality of the wind turbines and we cannot assure you that there may be more stringent regulations or policies on wind turbine manufacturing to be announced in the near future.

Wind power may not be considered as a viable base load source of electricity, therefore its contribution to overall electricity generation might be limited; as a result, our future growth prospects may be adversely affected due to the gradually competitive wind power generation market.

We cannot assure you that wind power will be a viable base load source of electricity due to the limited and unsophisticated technologies currently available. This means that while demand for wind energy is expected to increase, it may be unlikely that wind power will be considered a large-scale substitute for conventional energy sources, such as nuclear or fossil-fuel generated power, or as an alternative energy source to more reliable sources, such as hydropower or solar power. Our future growth prospects may be adversely affected due to the gradually competitive market. Any decrease in the price of the conventional fuels resulting from the exploitation of new energy sources or discovery of large deposits of oil, gas or coal may enhance the price competitiveness of electricity generated from those conventional sources, which in turn will have an adverse impact on the demand for electricity generated from wind power. Additionally, there is a risk that innovative technologies could lead to other and more cost competitive alternatives, thereby taking market share away from wind technology. Wind power has inherent disadvantages. For instance, the voltage and frequency of the wind power generated electricity are typically unstable as a result of wind conditions. In addition, wind turbines only generate electricity under pre-determined weather conditions and wind patterns, which further adds volatility of the electricity generated. Special technologies have been employed to adjust and stabilize the electricity generated before it is transmitted onto local power grids. Improved pitch control system, a control system that regulates the rotor blades pitch angle in order to control the speed of rotation and prevents the rotor blades from rotating when the wind speed is outside of a predetermined range, generator and rotor blades design are also believed to enable the wind turbines to generate electricity under a broader range of conditions. However, we cannot assure you that advanced wind technologies would be available in the near future and wind power can remain a competitive alternative energy source. Although the demand for wind power is expected to rise steadily, developments or innovations in other such sectors may adversely affect the future growth prospects of the wind power industry in general, which in turn, will materially and adversely affect the demand of our products.

Our customers rely substantially on grid companies to purchase electricity, provide grid connection and provide electricity transmission and dispatch services. If these wind farm operators are unable to sell the electricity they generate or to establish grid connections efficiently, demands for our wind turbines may decrease and our business may be adversely affected.

According to the Renewable Energy Law and its implementing rules, grid companies generally must purchase all electricity generated by renewable energy producers within their grids. The electricity sales of the wind farms highly benefit from the mandatory purchase obligations of grid companies imposed by the Renewable Energy Law. However, we cannot assure you that such favorable statutory requirements will not be changed or eliminated in the future due to policy changes at the national or local level in the PRC, or that the wind energy or other renewable energy sectors will not mature to reach a level playing ground to compete with coal power. Furthermore, as the statutory purchase obligation is a relatively new concept in the PRC law, changes to or uncertainties of the methods by which the local governments choose to implement this requirement on grid companies may also negatively impact the statutory support from which we currently benefit. Any adverse change or elimination of the statutory purchase obligations or other relevant support measures may materially and adversely affect the sales of electricity generated from the wind farms operated by our customers, which in turn may decrease the demand for our products.

According to the Renewable Energy Law and its implementing rules, grid companies generally must provide grid connection services to renewable energy producers within their grids. However, some of the wind farms owned by our customers are located in remote areas where the grids may not be able to accept all the electricity that the wind farms generate when operating at full capacity. The wind farm operators typically rely on local grid companies to construct and maintain the infrastructure and provide the electricity transmission and dispatch services necessary to connect to the grids, and we cannot assure you that the local grid companies will do so in a timely manner, or at all.

Moreover, the transmission and dispatch of the full output of the wind farms may be curtailed as a result of various grid constraints, such as grid congestion, restrictions on transmission capacity of the grid and restrictions on electricity dispatch during certain periods. Electricity transmission lines may experience unplanned outages due to system failures, accidents and severe weather conditions, or planned outages due to repair and maintenance, construction work and other reasons beyond our control. As electricity generated from the wind farms is not stored and must be transmitted or used once it is generated, some of the wind turbines of a wind farm may be turned off during such period when electricity is unable to be transmitted due to grid congestion or other grid constraints. Such events could reduce the actual net power generation of the wind farms. In addition, a number of other factors may further decrease electricity output, including wind speed or wind direction or other severe weather condition. As a result, our wind farm operator customers may experience significant financial losses from the inefficient electricity outputs, which may in turn cause the decrease in the demand for our products and our business and financial condition will be adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

We conduct substantially all of our business and have historically derived all of our revenues in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese economy has also experienced certain adverse effects due to the recent global financial crisis. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us, and by government policies or guidance aimed at curtailing the perceived over-capacity of certain industry sectors, such as steel, concrete, polysilicon and wind power equipment. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our products and services and materially and adversely affect our operating results and financial condition.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government. The continued control of these assets and other aspects of the national economy by the Chinese government could materially and adversely affect our business.

The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could have a material and adverse effect on overall economic growth and the level of investments in renewable energy industries in China, which in turn could lead to a reduction in demand for our products and consequently have a material and adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to Sino-foreign joint ventures. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. Such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the alternative energy industry or the wind power equipment industry in China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We conduct all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2010, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB524.1 million (US$79.4 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Mr. Chuanwei Zhang, Mr. Xian Wang and Mr. Song Wang, each a PRC resident, collectively beneficially own 24.73% of our equity interests. We are advised that they have completed their registration with local SAFE branch as required under the SAFE notice in connection with their initial acquisition of their beneficial interests in offshore special purpose companies. We are also advised that they have completed the amendment to the registration in connection with the transfers of their equity interests in such offshore special purpose vehicles for beneficial ownership in us. These beneficial owners are required to timely amend their SAFE registration for future changes in their beneficial interests in us pursuant to the SAFE notice. The failure of these beneficial owners to do so or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a PRC agent who may be a PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen employees who are granted share options or other equity incentive awards under our 2010 equity incentive plan, or PRC optionees, will be subject to the Share Option Rule once our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from our initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries.

In utilizing the proceeds we receive from our initial public offering, as an offshore holding company with PRC subsidiaries, we may make loans to our PRC subsidiaries or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans to our PRC subsidiary Guangdong Mingyang, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with SAFE, or its local counterpart. Loans by us to domestic PRC enterprises must be approved by the relevant government authorities and must also be registered with SAFE or its local counterpart.

Any capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future loans or capital contributions to our direct or indirect subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

The 2006 M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The 2006 M&A Rule establishes additional procedures and requirements that could make some acquisitions of PRC companies by foreign entities, such as our company, more time-consuming and complex, including requirements in some instances that the approval of the Ministry of Commerce shall be required for transactions involving the shares of an offshore listed company being used as the acquisition consideration by foreign entities, including Sino-foreign joint ventures. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the 2006 M&A Rule to complete such transactions could be time-consuming and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar is affected by, among other things, changes in PRC’s political and economic conditions. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately RMB8.3 per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% against the U.S. dollar over the following five years. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency- denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the new PRC Enterprise Income Tax Law, or the new EIT Law, and its implementation rules, both of which became effective on January 1, 2008, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and the Hong Kong Special Administrative Region, which became effective on January 1, 2007, such dividend withholding tax rate is reduced to 5% for dividends paid by a PRC company to a Hong Kong resident enterprise if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. As such, dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiaries may be subject to a reduced withholding tax at a rate of 5% under this arrangement, provided that our Hong Kong subsidiaries are deemed as “beneficial owners” of such income, and provided further that neither our company nor our Hong Kong subsidiaries are deemed to be PRC tax resident enterprises as described below. However, pursuant to the Notice on Interpretation and Determination of “beneficial owner” under tax treaties, or Circular 601, “beneficial owner” should carry out substantial business activities and own or have control over the income, rights or assets which give rise to such income. Specifically, agents and conduit companies will not be regarded as the “beneficial owner” of such income. If our Hong Kong subsidiaries are not deemed beneficial owner under Circular 601, they may not be able to enjoy the 5% preferential tax treatment and as a result the dividends distributed by our PRC subsidiaries through these Hong Kong subsidiaries will be adversely affected. Circular 601 further lists several factors that would be more unlikely for relevant authorities to identify a company to be a beneficial owner of certain specific income, including (i) the company is obligated to pay or distribute all or substantial part of the income to a third country resident in a prescribed time period, (ii) the company does not or barely engages in other operating activities other than holding the assets or interests from which the income derives, (iii) the assets, business size and employees of the company are relatively limited and could not reasonably match the income, (iv) the company has no or little control over the assets or interests from which the income derives and bears no or little risks, (v) certain income are non-taxable or exempted from tax in the other contracting country, or the tax rate is extremely low, if any, (vi) apart from the loan agreement under which the interest payment is provided, there is other loan or deposit agreements between the lender and a third party with similarity terms of amount, interest rate and execution date, and (vii) apart from the transfer agreement of copy right, patent or technology under which the license fee is provided, there is other transfer agreement relating to the use right or ownership to the copy right, patent or technology between the company to a third party.

The new EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management bodies” are defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In April 2009, the PRC tax authority promulgated the Notice on Determination of Tax Resident Enterprises of Chinese- controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by offshore individuals, like us. As all of the our operational management is currently based in the PRC, and we expect them to continue to be located in China, our Company may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the new EIT Law, it remains unclear whether the PRC tax authorities will treat us as a PRC resident enterprise. Therefore, we are unable to confirm whether we are subject to the tax applicable to resident enterprises or non-resident enterprises under the new EIT Law. Furthermore, in connection with the new EIT Law and Tax Implementation Regulations, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retrospectively on January 1, 2008. In 2009 and 2010, in preparation for our initial public offering, we and our subsidiaries underwent certain reorganizations. As Circular 59 has only recently been promulgated, it is uncertain to us as to how it will be implemented and the respective tax base and the tax exposure cannot be determined reliably at this stage. In case we are required to pay the income tax on capital gains by the relevant PRC tax authorities, our financial conditions and results of operations could be adversely affected.

Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to taxes under PRC tax laws.

Under the new EIT law and its implementation rules, to the extent that we are considered a “resident enterprise” which is “domiciled” in China, PRC income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Similarly, any gain realized on the transfer of our shares or ADSs by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” which is domiciled in China for tax purposes. Additionally, there is a possibility that the relevant PRC tax authorities may take the view that our purpose is that of a holding company and the capital gain derived by our overseas shareholders or ADS holders from the share transfer would be deemed China-sourced income, in which case such capital gain may be subject to PRC withholding tax at the rate of up to 10%. If we are required under the new EIT law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises”, or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the new EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax-avoidance purposes and without reasonable commercial intention. We consistently pursue acquisitions as one of our growth strategies and have conducted and may conduct acquisitions involving complex corporate structures. We cannot be assured that the PRC tax authorities will not, at their discretion, adjust the capital gains thus causing us to incur additional acquisition costs.

We face risks related to natural disasters and health epidemics, which could have a material and adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics throughout the world, including in China, as the majority of our customers are manufacturers based in China. Natural disasters and health epidemics in China could significantly disrupt the operations of our suppliers and prevent them from fulfilling orders from us. Sustained natural disasters and health epidemics in China could also significantly reduce the production capacity of us or the demand for our products. There have been several instances of serious natural disasters and health epidemics throughout the world, including in China, in recent years. For example, in May 2008, a major earthquake struck Sichuan Province and certain other parts of China, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. In addition, in early 2008, parts of China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past six years and, more recently in 2009, the outbreak of influenza A, also known as H1N1. More recently, in March 2011, Japan was struck by a 9.0-magnitude earthquake and tsunami. While such events in the past have not had an adverse impact on us as of the date of this annual report future natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

Risks Related to Our ADSs

The market price for our ADSs may be volatile which could result in substantial loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our clients or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	additions or departures of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the growing credit market crisis and the recession in the United States. Prolonged global capital markets volatility may affect overall investor sentiment towards our ADSs, which would also negatively affect the trading prices for our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Future sales of substantial amounts of our ordinary shares or ADSs or other equity-related securities in the public market, including sales by any existing shareholders, or the perception that such sales could occur, could adversely affect prevailing trading prices of our ADSs and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of our ordinary shares or ADSs or the availability of our ordinary shares or ADSs for future sale, will have on the trading price of our ADSs.

Our controlling shareholders have substantial influence over our company and their interests may not be aligned with your interests.

As of December 31, 2010, Mr. Chuanwei Zhang, our founder, chairman and chief executive officer, beneficially owns approximately 22.98% of our outstanding ordinary shares. Clarity China Partners, L.P., Clarity MY Co-Invest, L.P. and Clarity China Partners (AI), L.P., or Clarity Investors, collectively, beneficially own approximately 13.17% of our outstanding ordinary shares. China Opportunity S.A. SICAR beneficially owns approximately 10.64% and ICBC International Investment Management Limited beneficially owns approximately 8.79% of our outstanding ordinary shares, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

In addition, Mr. Zhang may have potential conflicts of interest with us arising from his ownership interests in Mingyang Electrical and Mingyang Electrical’s immediate holding company, Zhongshan Mingyang Electrical Appliances Co., Ltd., or Mingyang Electrical Appliances, which is controlled by Mr. Zhang. As a result, the interests of Mr. Zhang as a controlling shareholder of these entities and the interests of our company may conflict. We cannot assure you that if conflicts of interest arise, Mr. Zhang will act in the best interests of our company or that any conflict of interest will be resolved in our favor.

We are exempt from some of the corporate governance requirements of the NYSE.

As a foreign private issuer, we are exempt from some of the corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practice required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

We intend to rely on some or all of these exemptions. As a result, you are not provided with the benefits of certain corporate governance requirements of the NYSE.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is 21 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our ordinary shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

Although we do not expect to pay dividends in the foreseeable future, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses and any applicable taxes and government charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection than if you were a shareholder of a United States corporation.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a United States public company.

Item 4.	INFORMATION OF THE COMPANY

A.	History and Development of the Company

On February 26, 2009, we incorporated China Wind Power Equipment Group Ltd under the laws of Cayman Islands as our ultimate holding company. In May 2009, China Wind Power Equipment Group Ltd changed its name to China Wind Power Equipment Group Limited and in April 2010, China Wind Power Equipment Group Limited changed the name to China Ming Yang Wind Power Group Limited. We currently operate our business in China and our principal executive offices are located at Zhongshan, Guangdong Province. Our telephone number at this address is +(86)-760-28138888 and our Internet website address is www.mywind.com.cn. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Our predecessor company, Guangdong Mingyang, was incorporated and commenced business operations on June 2, 2006 as a limited liability company in China. At its inception, Mingyang Electrical, Kangyu Industry Development Co., Ltd., or Kangyu, and Mr. Song Wang held approximately 57.00%, 38.00% and 5.00%, respectively, of the equity interests in Guangdong Mingyang. Mingyang Electrical was founded and is indirectly, through Mingyang Electrical Appliances, majority-owned by our founder, chairman and chief executive officer, Mr. Chuanwei Zhang.

2007 and 2008 Investments and Shareholding Restructurings

In July 2007, Kangyu transferred all of its equity interest in Guangdong Mingyang to Mingyang Electrical Appliances for a consideration of RMB15.6 million and in August 2007, Mingyang Electrical Appliances transferred its 20.00% of the outstanding equity interest in Guangdong Mingyang to Keycorp, a Hong Kong company then owned by China Opportunity S.A. SICAR, or China Opportunity. After the transaction, Guangdong Mingyang became a Sino-Hong Kong joint venture.

As a result of the following investments and capital contributions from October 2007 to September 2008, Mingyang Electrical, First Base Investments Limited, or First Base, Keycorp, GreenHunter Energy, Inc., or GreenHunter, and Asiatech became the shareholders of 43.52%, 32.19%, 15.27%, 5.98% and 3.04%, respectively, of the equity interests in Guangdong Mingyang at the end of 2008:

•	additional capital contributions by Mingyang Electrical, Mingyang Electrical Appliances and Keycorp in October 2007,

•

equity interest transfers from Mingyang Electrical Appliances and Mr. Song Wang to First Base, which was then wholly owned by Clarity China Management Ltd., or Clarity China, in trust for Clarity Investors, in December 2007,

•	equity interest transfers from First Base to Mingyang Electrical and Keycorp and a capital contribution by First Base in January 2008,

•	an investment by GreenHunter in April 2008, and

•	investments by Asiatech and First Base and equity interest transfers from Asiatech to First Base and First Base, Asiatech to Mingyang Electrical, Keycorp and GreenHunter in September 2008.

In November 2008, Clarity China, on behalf of Clarity Investors, made the following transfers of equity interests held in First Base for nominal consideration to three senior management members as an award for their past services provided to Guangdong Mingyang:

•	the transfer of 32.02% of the equity interests held in First Base to First Windy Investment Corp., or First Windy, a British Virgin Islands company wholly owned by Mr. Chuanwei Zhang,

•	the transfer of 8.30% of the equity interests held in First Base to Second Windy Investment Corp., or Second Windy, a British Virgin Islands company wholly owned by Mr. Xian Wang, and

•	the transfer of 2.37% of the equity interests held in First Base to Third Windy Investment Corp., or Third Windy, a British Virgin Islands company wholly owned by Mr. Song Wang.

2009 and 2010 Investments and Shareholding Restructurings

On February 26, 2009, we incorporated China Wind Power Equipment Group Ltd. under the laws of Cayman Islands as our ultimate holding company. On May 12, 2009, China Wind Power Equipment Group Ltd. changed its name to China Wind Power Equipment Group Limited.

In August 2009, Mingyang Electrical, First Base, Keycorp and Asiatech made capital contributions in Guangdong Mingyang in exchange for the newly issued equity interest in Guangdong Mingyang. As a result, Mingyang Electrical, First Base, Keycorp, GreenHunter and Asiatech became the shareholders of 43.66%, 32.29%, 15.32%, 5.69% and 3.04%, respectively, of the equity interests in Guangdong Mingyang at the end of August 2009.

In October 2009, Sky Trillion, a British Virgin Islands company then owned by ICBC International Investment Management Limited, or ICBC International, and Tech Sino, a Hong Kong company then owned by Chan Ping Che and Chan Ping Yee, invested approximately RMB342 million and RMB100 million, respectively, in Guangdong Mingyang. In October 2009, GreenHunter transferred all of its equity interest in and obligation to Guangdong Mingyang to King Venture, a Hong Kong company then owned by Ace Ambition International Limited, or Ace Ambition, a company then owned by DT Capital China Growth Fund L.P. As a result, Mingyang Electrical, First Base, Keycorp, Sky Trillion, King Venture, Tech Sino and Asiatech became the holder of 37.52%, 27.75%, 13.16%, 10.88%, 4.89%, 3.18% and 2.62%, respectively, of the equity interests in Guangdong Mingyang.

The above investments and share transfers, except for the share-based compensation awards granted by Clarity China to three senior management members in November 2008 and the transfer of equity interest in Guangdong Mingyang from GreenHunter to King Venture in October 2009 due to its liquidity demand, were primarily made as a result of capital injections from new investors for the growth of our business.

In December 2009, Mingyang Electrical transferred 36.52% of Guangdong Mingyang’s equity interest it held to Wiser Tyson, a Hong Kong company then wholly owned by Ms. Ling Wu, the spouse of our founder, Mr. Chuanwei Zhang, for a consideration of approximately US$24.84 million. Immediately prior to the transfer of Mingyang Electrical’s equity interest in Guangdong Mingyang, Mingyang Electrical Appliances, Mr. Chuanwei Zhang, through Mr. Jinfa Wang and Mr. Jianren Wen under a share custody agreement, Mr. Xiaoji Wu, Shenzhen Capital (Hong Kong) Company Limited, or Shenzhen Capital, and Merrill Lynch PCG, Inc., or Merrill Lynch PCG, beneficially owned 71.2%, 5.6%, 2.40%, 12.80% and 8.00% of Mingyang Electrical’s equity interest, respectively.

In January and February 2010, Ms. Ling Wu transferred all of her equity interest in Wiser Tyson to Rich Wind Energy Two, a British Virgin Islands company then wholly owned by Ms. Ling Wu, and issued shares in Rich Wind Energy Two to herself, Best Jolly Investments Limited, or Best Jolly, an entity wholly owned by the spouse of Mr. Xiaoji Wu, SCGC Capital Holding Company Limited, or SCGC, a wholly owned subsidiary of Shenzhen Capital, and Merrill Lynch PCG, the other original shareholders of Mingyang Electrical. Subsequently, Ms. Ling Wu transferred all her equity interests in Rich Wind Energy Two to Rich Wind Energy Three Corp., or Rich Wind Energy Three, a British Virgin Islands company wholly owned by her. As a result, Rich Wind Energy Three, Best Jolly, SCGC and Merrill Lynch PCG, through Rich Wind Energy Two, indirectly held 28.05%, 0.88%, 4.67% and 2.92%, respectively, of the equity interests in Guangdong Mingyang. Effectively, the ownership percentage in Guangdong Mingyang held by Best Jolly, SCGC and Merrill Lynch PCG remained unchanged immediately after these equity transfers.

On February 25, 2010, China Wind Power Equipment Group Limited effected a 1:1,000 share subdivision and subsequently increased the authorized share capital by US$950,000 by the creation of 950,000,000 ordinary shares with a par value of US$0.001 each, such that the authorized share capital of China Wind Power Equipment Group Limited became US$1,000,000 comprising of 1,000,000,000 ordinary shares, with a par value of US$0.001 each.

On April 8, 2010, China Wind Power Equipment Group Limited effected a series of share issuances to the then shareholders of Guangdong Mingyang in exchange for 99% of the equity interests in Guangdong Mingyang collectively held by these shareholders.

On April 27, 2010, China Wind Power Equipment Group Limited changed its name to China Ming Yang Wind Power Group Limited.

On May 17, 2010, China Ming Yang Wind Power Group Limited became our ultimate holding company upon the completion of all the related registration procedures, including registrations in the Cayman Islands and Hong Kong, for the share issuances on April 8, 2010 as part of the share exchange. The reorganization was accomplished upon the completion of the registration procedures.

In order to attract additional strategic investors to invest in our company while not diluting the interests of the other shareholders through the issuance of new shares by our company to such investors, Rich Wind Energy Three, our single largest shareholder which is beneficially owned by the spouse of Mr. Chuanwei Zhang, our chairman and chief executive officer, transferred a total of 8,575,600 ordinary shares it held in our company to Faith Crown Investments Limited, a British Virgin Islands company, Mitsui & Co., Ltd., or Mitsui, a company incorporated in Japan, Lead Success Group Limited, a British Virgin Islands company wholly owned by CCB International Asset Management Limited, or CCB International, and other investors in July and August 2010. Mitsui, CCB International and other investors began discussions with our management in August 2009 to invest in our company, and Mr. Chuanwei Zhang, our chairman and chief executive officer, and Mr. Xian Wang and Mr. Song Wang, our directors and senior vice presidents, agreed to the valuation of their investments in March 2010. Following the completion of our restructuring and share swap, their investments were completed in July and August 2010. In July 2010, Ace Ambition also transferred a total of 1,908,200 ordinary shares it held in our company to Clarity Investors and other investors. In August 2010, Second Windy and Third Windy, which are beneficially owned by Mr. Xian Wang and Mr. Song Wang, respectively, transferred a total of 700,000 ordinary shares and 100,000 ordinary shares, respectively, to other investors.

Our Initial Public Offering

Our initial public offering, in which we offered and sold 25,000,000 ordinary shares in the form of ADSs, raising approximately US$320.3 million in net proceeds, after deducting relevant issuance costs and listing expenses, was completed in October 2010. Our ADSs have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.”

B.	Business Overview

Overview

We are a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. As China had advanced in the world in terms of newly and cumulative installed capacity of wind turbines, and we expect to continue to increase our market share in China, we are well-positioned to benefit from the projected significant growth in China’s wind power equipment industry.

We were founded in June 2006 and have since experienced significant growth. As of December 31, 2010, we had entered into sales contracts with 17 end customers to deliver 2,258 units of our wind turbines. Our current products consist of two basic models of wind turbines, each with a rated power capacity of 1.5MW, currently the most widely used wind turbine model in China, designed and developed to cater to the wind and other weather conditions and power grids in China. We cooperate with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop our 1.5MW wind turbines and share intellectual property rights. We also have obtained exclusive licenses from aerodyn Asia to manufacture and distribute in China wind turbines utilizing its advanced SCD technology, with a rated power capacity ranging from 2.5MW to 3.0MW and a rated power capacity of 6.0MW. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. We delivered and installed our second SCD prototype in Xinjiang Uyghur Autonomous Region in November 2010. No revenue has been recognized in respect of the SCD prototypes in 2010.

Our customers include the five largest Chinese state-owned power producers, in terms of the cummulative orders we obtained: Huaneng, China Datang, Huadian, Guodian, and CPIC or their alternative energy subsidiaries, such as China Longyuan Power Group Corporation Limited, or Longyuan, a subsidiary of Guodian, and China Datang Corporation Renewable Power Co., Limited, or Datang Renewable, a subsidiary of China Datang, both a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2009, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity that year. We also sell wind turbines to regional alternative energy investment companies, regional power producers and wind farm operators in the private sector.

Our facilities are currently located in Guangdong, Tianjin and Jilin, China. We expanded our designed annual production capacity from 288 units of 1.5MW wind turbines in 2007 to 1,598 units as of December 31, 2010, assuming 25 actual working days per month. In anticipation of growing market demand, we plan to further expand the production capacity at our existing facility in Zhongshan, Guangdong and are currently establishing new facilities in Tianjin, Jiangsu and Inner Mongolia.

Our Products

We produce megawatt-class, grid-connected, horizontal-axis wind turbines, equipped with a double-fed constant frequency induction generator, which is a design of the generator that enables the generator to produce electric current of a constant frequency as the shaft rotates at varying speeds causing the generator rotor to rotate at varying speed. A horizontal-axis wind turbine operates on a horizontal axis with the rotor blades facing the wind and has a rotor system consisting of three rotor blades and a rotor hub, a drive-train (including a main shaft, a gearbox, a high- speed shaft and a generator), an electrical system (including a pitch control system, an electrical control system and a frequency converter), a tower, a transformer and other components. The transmission system is installed on the main frame and together with the electrical control unit and nacelle level electrical control cabinet, are contained in the nacelle cover, collectively called the nacelle. The rotor and nacelle are mounted on top of the turbine tower in order to utilize the higher wind speeds available at that elevation. The frequency converter, transformer and foundation level electrical control cabinet are installed at the base of the turbine tower on a concrete foundation for convenient installation and maintenance.

The rotor rotates in the wind and coverts the kinetic energy in air movement into mechanical energy through rotation. The gearbox increases the rotation speed of the rotor to feed into the generator, which converts the mechanical energy into electrical energy through electromagnetic induction. Electricity is then transmitted down the turbine tower and through frequency converter and transformer so that it can be transmitted onto the grid with the appropriate current frequency and voltage. The yaw system (which refers to the yaw bearing, gearbox and motor, as controlled by the electrical control system, which keep the rotor aligned with or facing the wind direction by turning the rotor) keeps the wind turbines aligned with the wind direction by turning or “yawing” the rotor to follow changing wind directions so as to maximize the kinetic energy in wind captured. The pitch control system changes the pitch angle of the rotor blades once the wind speed reaches a certain level so as to stabilize the power output despite changes in wind speed.

The diagram below illustrates the key components of a traditional horizontal-axis wind turbine.

We currently offer 1.5MW turbines specially designed and developed for the wind and weather conditions and power grids in China. We believe that our products have high energy output, high availability and low cost of energy produced, which can operate under various weather and wind conditions including typhoon, thunderstorm, salty air, freezing, low temperature and sand dust in China. Our turbines have a designed operational life of 20 years, which we believe is consistent with industry standards, such as GL Guideline for the Certification of Wind Turbines. Our MY1.5s model can be installed in the eastern and southern coastal regions of China, which experience frequent typhoons and thunderstorms and have erosive weather conditions. Our MY1.5se model can be installed in the northern regions of China to withstand cold weather during the winter months of temperatures as low as -40°C as well as frequent sandstorms during the spring months.

Our 1.5MW wind turbines are equipped with rotor blades with a post-installation diameter of 77.1 meters and 82.6 meters. They start operating when the average wind speed as measured over a ten minute interval exceeds 3 meters per second, or m/s, and will be automatically turned off when the average wind speed as measured over a ten minute interval exceeds 25 m/s in order to prevent damage to the wind turbine. Rated wind speed is the wind speed at which a wind turbine reaches its rated power capacity. The rated wind speed is 10.8m/s for our turbines equipped with 77.1 meter diameter rotor blades and 11.3m/s for our turbines equipped with 82.6 meter diameter rotor blades, as compared to 12m/s that is typical for the wind turbine with same rated power manufactured by our domestic competitors. Our wind turbines assembled with our enhanced rotor blades operate within a broader range of wind speeds, have a larger rotor swept area, and have a higher energy output, as compared to the products at the same rated capacity and with shorter rotor blades that are manufactured by our competitors.

MY1.5s Model

Our MY1.5s wind turbine model can survive high temperatures, frequent typhoons, salt mist and thunderstorm. They can operate under temperatures as high as 40°C and withstand temperatures as high as 50°C as a result of our selection of special materials, unique nacelle ventilation design and efficient generator and water-air gearbox cooling system. Compared to most of our domestic competitors, who typically use one bearing, which is a mechanical device that allows constrained relative motion, typically rotation or linear movement, between two or more parts, we use double bearings to support the main shaft, which connects the rotor in the front and a three-stage gearbox in the back. As such, the gearbox is largely shielded from the direct impact of the wind on the rotor. This design increases the reliability and durability of the gearbox, enabling our wind turbines to survive extreme wind speed as high as 70.0 m/s and to operate under a variety of weather conditions including gusts, strong turbulence and extreme temperatures.

In order to preserve the internal working condition, the pitch and yaw bearings are equipped with an internal tooth structure to reduce surface abrasion of mechanical parts and reduce the amount of salt mist that enters the system. Our patented nacelle design elevates the pressure inside the nacelle above the external barometric pressure, creating a “wind curtain” that prevents small particles from entering the nacelle to ensure internal air quality and prolong the life span of the components housed inside. We also apply special surface treatment to wind turbines to resist erosions from salty air. Our MY1.5s wind turbines have a high level of protection against lightning through the use of a lightning current arrester at both the nacelle and the rotor blades, an equipment to protect the power-supply system between the generator and transformer.

MY1.5se Model

In addition to features of the MY1.5s model, our MY1.5se wind turbines have features designed to survive the cold climate of the northern regions in China with temperature as low as -40°C and to generate electricity at temperatures as low as -30°C and withstand frequent sand dusts.

Special materials are used for key components including the main shaft, bearing housing, rotor hub and turbine tower, to withstand cold weather and the brittle fracture. Special lubricants are selected for key components such as the bearings, gearbox, yaw system and generator. The wind indicator is equipped with a heater which will be automatically turned on at below freezing temperatures. The electrical control systems are equipped with heating panels to warm up the computers and other parts in the controller panels. The nacelle has extra sealing and internal heaters to help maintain the inside temperature. The electrical control system starts and shuts off the wind turbine automatically based on outside temperatures detected by temperature sensors. The wind turbine is equipped with a pre-heating system to enable a smooth start-up at low temperatures, when necessary.

Our patented “wind curtain” nacelle design and special surface treatment to wind turbines enable our MW1.5se wind turbines to resist erosions from sand dusts.

Other MY1.5 Customized Models

In addition to our initial basic MY1.5 models, we have been dedicated to improving and upgrading our wind turbines in order to cater to various requirements from our customers. For example, we developed the MY1.5su model which is designed to be used in the extreme cold climate in China. This model is able to survive in regions with temperature as low as -50°C and to generate electricity at temperatures as low as -40°C. We equip the wind turbines with heaters to pre-heat various important components and parts, including gearbox, generator, cabinet and turbine tower, etc. We also apply special coating to blades in order to avoid ice coating.

We developed the MY1.5sl based on our MY1.5se models, which is particularly designed for inner areas in China where average wind speed is generally low. In order to leverage the wind sources, we are currently developing extra long rotor blades with a post-installation diameter of 90.0 meters to increase the energy output.

In order to install our 1.5MW wind turbine in tidal flat areas in coastal regions in China, we developed MY1.5st models. Enhanced designs are applied to turbine tower and blades in order to sustain extreme high wind speed, including typhoons. In addition, due to the significant salt spray in coastal areas, components are applied with special anti-corrosive coating.

We have also developed MY1.5sh models for high altitude areas where air density and air pressure are generally lower. We improved the nacelle to increase the inside vent flows and limit the access of humid air from outside. Components and parts were designed with enhanced electric insulation.

We expect to continue to improve our 1.5MW wind turbine technologies to further increase our market share and better satisfying our customers’ demands.

SCD Wind Turbines

In addition to conventional 1.5MW wind turbines, we have obtained exclusive license rights under a license agreement from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and connected to the grid at the end of 2010. Our second SCD 3.0MW prototype was delivered and installed for an on-shore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. We have also launched the preparatory work for our 5.0/6.0MW SCD wind turbine prototype and the initial design was finalized by the end of 2010. Since we intend to use the SCD wind turbines for offshore applications, our research staff have been collecting and analyzing hydrologic data and relevant information for the installation and operation of these wind turbines.

By utilizing modular design concepts, an SCD wind turbine has its two-stage planetary gearbox and a medium slow running synchronous generator integrated in a compact way, which contributes to the reduction in the total weight and size of the wind turbine on one hand, and lowers the operational speed of bearings inside therefore minimizing the wear of components on the other. Yaw system and certain other components are installed inside of one carrier which further reduces the external size of the turbine. Moreover, the compact and enclosed designs also improve the resistance to corrosion of the assembled parts and components of the SCD wind turbine.

Configuration for a Wide Range of Wind Conditions

Based on evaluation of wind resource and micro-siting analysis, we configure our MY1.5s and MY1.5se wind turbines for a wide range of wind conditions by selecting appropriate rotor blades and turbine tower designs with the goal to minimize the unit cost of electricity produced. Our wind turbines can be installed at wind farms with annual average wind speed as measured over a ten minute interval of up to 8.5 m/s and extreme wind speed of up to 70 m/s, including in the typhoon regions in eastern and southern China. For wind farms with low average wind speed but subject to occasional high speed wind gusts, we offer our MY1.5se wind turbines that are a cost effective solution for energy production is those regions.

Rotor Blades. We currently offer two models of rotor blades for our 1.5MW wind turbines utilizing aerodyn’s technologies transferred to us from Mingyang Electrical, rotor blades with a length of 37.5 meters, or the regular rotor blades, and rotor blades with a length of 40.3 meters, or the enhanced rotor blades. The post-installation diameter of regular rotor blades and enhanced rotor blades reaches 77.1 meters and 82.6 meters, respectively. We are currently developing extra long rotor blades with a post-installation diameter of 90.0 meters to further increase the energy output. Our rotor blades are made with glass fibers and have undergone special surface treatment to resist erosions from sandstorms and coastal salty air. Our rotor blades have extended length which provides our turbines with a larger swept area and a lower cut-in wind speed, which is the minimum speed at which the turbine can start rotating and generate power. This feature, together with the optimized aerodynamics design, increases the output of the wind turbine under low wind conditions and increase the output of the wind turbine. Our enhanced rotor blades are typically used in our wind turbines installed in the typhoon regions and southern coastal regions. In addition, we currently in-house manufacture the rotor blades for our 2.5/3.0MW SCD wind turbines.

Turbine Tower Designs. As part of the development of 1.5MW wind turbine, we co-designed and co-developed three models of turbine towers with aerodyn Energiesysteme after we received relevant technical documents and drawings with respect to turbine tower designs from Mingyang Electrical that were initially obtained from aerodyn Energiesysteme in 2007 and directly from aerodyn Energiesysteme in 2008 and 2009 after the technology transfer. We further independently designed two additional models in response to specific requirements from our customers and market demands for our 1.5MW wind turbines. Our turbine towers are of tubular design and with a height ranging from 65 meters to 100 meters, to meet different requirements of wind farms in locations with different wind patterns. Ladders and platforms inside the tower provide access to the nacelle. Our turbine tower design also can be customized to meet customer needs and wind farm conditions. We plan to continue to expand the designs of turbine tower that we offer in the future. We also designed the turbine towers for our 2.5/3.0MW SCD wind turbines, by utilizing relevant technologies obtained from aerodyn Energiesysteme.

Our Operations

The following diagram depicts the key stages in our production process:

(1)	Revenue attributable to each wind turbine is recognized upon its commissioning.

Production Capacity and Geographic Distribution

We manufacture rotor blades and assemble wind turbines on a large scale and in a cost effective manner and we can respond quickly to changes in customer demands. We plan to continue to expand our manufacturing and assembly capacity, improve our wind turbine design and to streamline and optimize our processes in order to produce high-quality and reliable wind turbines with high efficiency and at competitive costs.

As part of our effort to implement design and functional improvements to our wind turbine manufacturing, we have been moderating our production output continuously. As a result, we were able to deliver 378 units of our wind turbines in 2009 as compared to 610 units in 2010. Our designed annual production capacity in 2010 had achieved approximately 1,600 units.

We currently assemble our wind turbines in our Zhongshan, Jilin and Tianjin facilities, where we have a total of 53 assembly stations concurrently operating. We relocated the assembly lines at Xi’an facility to our new facility in Tianjin, which commenced commercial production in October 2010. As of December 31, 2010, our aggregate annual production capacity reached 1,598 units of 1.5MW wind turbines, assuming 25 actual working days per month.

We currently manufacture our rotor blades in our Zhongshan, Jilin and new Tianjin facilities, where we have 15 blade molds with an aggregate annual production capacity of 1,416 sets of rotor blades. The designed annual capacity for rotor blades of the new Tianjin facility reached 744 sets as of December 31, 2010.

We expanded our Zhongshan facility to add ten additional production stations with designed annual capacity of 100 units of 2.5/3.0MW SCD wind turbines, which was completed in September 2010. We are further expanding our production capacity in Tianjin. The aggregate designed annual capacity of the new Tianjin facility reached 786 units of 1.5MW wind turbines. In addition, our new facility for the manufacture of rotor blades in Jilin, Jilin Province, commenced commercial operation in February 2010 with a designed annual capacity of 384 sets. We also built a new facility in Rudong, Jiangsu Province, the first phase of construction of which was completed in November 2010 with an expected annual production capacity of approximately 260 units of 1.5MW wind turbines and 100 units of 2.5/3.0MW SCD wind turbines. We have also obtained a parcel of land in Inner Mongolia with an aggregate area of approximately 116,401 square meters and are currently builting a new facility. The annual production capacity of this new facility is expected to be approximately 300 units of 1.5MW wind turbines and 100 units of 2.5/3.0MW SCD wind turbines. We expect to commence the commercial production of wind turbines in Inner Mongolia by the end of June 2011.

The table below summarizes our historical actual and designed production capacities in different locations in the periods indicated:

Facilities	Products	Actual / expected Commencement of Commercial Productions	Actual Units Produced as of December 31, 2009	Annual Designed Production Capacity as of December 31, 2009	Actual Units Produced as of December 31, 2010	Annual Designed Production Capacity as of December 31, 2010
Zhongshan, Guangdong Province	1.5 MW wind turbines	August 2007 (actual)	113 units	288 units	169 units	288 units
	2.5/3.0 SCD wind turbines	September 2010 (actual)	—	—	2 units	100 units
	Rotor blades	May 2008 (actual)	104 sets	288 sets	193 sets	288 sets
Jilin, Jilin Province	1.5 MW wind turbines	December 2008 (actual)	201 units	524 units	452 units	524 units
	Rotor blades	February 2010 (actual)	—	—	167 sets	384 sets
Tianjin (old)(1)	Rotor blades	April 2008 (actual)	269 sets	480 sets	—	—
Tianjin (new)(2)	1.5 MW wind turbines	October 2010 (actual)	—	—	220 units	786 units
	2.5/3.0 SCD wind turbines	November 2010 (actual)	—	—	—	200 units
	Rotor blades	March 2010 (actual)	—	—	404 sets(4)	744 sets(4)
Xi’an, Shaanxi Province(3)	1.5 MW wind turbines	April 2008 (actual)	88 units	262 units	—	—
Rudong, Jiangsu Province	1.5 MW wind turbines	June 2011 (expected)	—	—	—	—
	2.5/3.0 SCD wind turbines	June 2011 (expected)	—	—	—	—
Ulanchap city, Inner Mongolia	1.5 MW wind turbines	June 2011 (expected)	—	—	—	—
	2.5/3.0 SCD wind turbines	June 2011 (expected)	—	—	—	—
Total	1.5 MW wind turbines		402 units	1,074 units	841 units	1,598 units
	2.5/3.0 SCD wind turbines		—	—	2 units	300 units
	Rotor blades		373 sets	768 sets	764 sets(4)	1,416 sets(5)

(1)	This facility permanently ceased production in November 2009.
(2)	This facility commenced trial production in January 2010.
(3)	This facility permanently ceased production in December 2009.
(4)	Includes the production capacity of 14 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(5)	Includes the production capacity of 72 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.

We intend to expand our production capacity in a controlled manner to ensure that we complete such expansion in an efficient way at competitive costs and in a manner closely aligned with market demand. We locate our facilities close to areas where our customers have built or will most likely build wind farms in order to reduce our transportation costs in connection with the delivery of our wind turbines and replacement spare parts, facilitate our provision of prompt and responsive technical and maintenance support services. Our production facilities in Guangdong, Jiangsu, Tianjin and Jilin are intended to serve the southern, eastern, central and northern regions of China, respectively. Our new facility in Inner Mongolia is intended to serve the northwest region of China.

Cost Effective Production

We plan our production in order to deliver wind turbines according to the schedule set forth in wind turbine sales contracts, on a monthly, quarterly and annual basis. Our customers typically demand the first batch of delivery within six months from the date of the wind turbine sales contract. We manage and allocate production tasks at our headquarters partly on our estimates of the order flow and partly on the basis of delivery schedule as set forth in the turbine sales contracts. For each wind farm, we typically assign the production tasks to the closest facility.

Our advanced manufacturing and assembly processes, together with our China-based production, enable us to optimize our production costs. For instance, we use hydraulic tools to increase our efficiency in assembling gearboxes, and we have optimized the shape of our blade mold to reduce the amount of glass fiber to be used for each rotor blade which further reduces our manufacturing cost. In addition, we were able to improve the production efficiency and reduce material waste in the rotor blade production as a result of improvements to our manufacturing process. The wind turbine manufacturing and assembly includes both automated and manual processes. We achieve a cost efficient structure by optimizing our mix of automated and manual processes, thereby taking advantage of the relatively low cost of skilled labor as well as engineering and technical talent in China. Furthermore, our China-based production model enables us to enjoy the cost advantages of relatively inexpensive land, production equipment, facilities and utilities in China.

Supply of Raw Materials and Components

The key components of a wind turbine include the rotor blades, rotor hubs, main shafts, main frame, gearbox, bearing, generator, frequency converter, transformers, pitch control system and electrical control system. At the early stage of our operation, we purchased a small portion of rotor blades from third party manufacturers due to our then limited rotor blade production capacity. Starting from 2009, we manufacture all our rotor blades in-house for our wind turbines, using licensed technology from aerodyn Energiesysteme, to ensure the quality and supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, each a key component of our wind turbines, from Tianjin REnergy Electrical Co., Ltd., or REnergy, an affiliated entity controlled by our chairman and chief executive officer, Mr. Chuanwei Zhang. Starting from February 2010, we contracted REnergy to supply electrical control systems for us utilizing our proprietary technologies and our brand name. In addition, we mainly purchase parts and components of gearboxes from Nanjing High Speed and China National Erzhong Group Co. for our SCD wind turbines. We assemble the purchased parts and components of gearboxes in-house which we believe effectively contributes to the reduction of our total manufacturing costs.

We purchase other components from carefully selected reputable suppliers. For major components, we identify suppliers through a bidding process. Based on our evaluation of their technology capabilities, product quality, pricing terms, production capacity, operational management and post-sales services, we generally engage two or three suppliers for each major components and allocate from 50% to 70% of the procurement to one designated supplier in order to minimize dependency on any single supplier, ensure quality and stable supply and obtain favorable pricing. We plan to continue to expand our supplier networks. Moreover, we plan to manufacture gearboxes, generators and pitch control systems in-house for our SCD wind turbines upon the commercial production in the future due to its unique compact and enclosed design. To ensure the quality of such in-house manufactured components and SCD wind turbines, we also plan to set up a full capacity testing center for SCD wind turbines to inspect and examine on wind turbines as well as pitch control system, electrical control system, drive train and other key components.

In order to reduce costs and obtain more responsive post-sales services from our suppliers, we have sought to localize the supply of key components from the Chinese factories of foreign component manufacturers or established domestic suppliers network. Like most other Chinese wind turbine manufacturers, we previously purchased key components, such as gearboxes and generators, solely from overseas suppliers such as Jahnel-Kestermann Getriebewerke Bochum and VEM Sachsenwerk GmbH, or VEM, in Germany. Since 2008, we have increasingly sourced components of comparable quality from domestic suppliers, many of which we believe are also suppliers for world leading wind turbine manufacturers including Vestas Wind Systems A/S, or Vestas, General Electric Company, or GE, Nordex AG, or Nordex, and REpower Systems AG, or Repower. Currently, we manufacture rotor blades in-house and source almost all of the raw materials and components for our 1.5MW wind turbines from the Chinese factories of foreign component manufacturers or established domestic suppliers, except that we may from time to time purchase certain of our key components from overseas suppliers upon requests from our customers. Since our inception in 2006, we have not experienced any material quality issues as a result of the transition from foreign suppliers to domestic suppliers. In 2009, the delivery of a batch of wind turbines was delayed due to the delay in the supply of one key component from our overseas supplier. As a result, we made a compensation payment to the customer. We did not incur other delivery delays in 2010.

We have established strategic relationships with our primary suppliers of main bearings, gearboxes, frequency converters and generators by entering into framework supply agreements to express the parties’ intention to explore future cooperative opportunities in good faith, including with regard to favorable pricing terms, supply priority, quality and post-sales service assurance and technology cooperation. For the supply of gearboxes, we entered into a strategic cooperation framework agreement with Nanjing High Speed in 2007 for the supply certain units of gearboxes with the most favorable pricing terms available in the market for the years 2008, 2009 and 2010 as well as priority for additional orders. In exchange, we will give priority to Nanjing High Speed for gearbox orders. In February 2010, we entered into a framework supply agreement with Winergy Tianjin, the Chinese subsidiary of a world leading supplier of gearboxes, for the supply of our gearboxes for the years from 2010 to 2013. In 2009, we entered into strategic cooperation framework agreements with selected suppliers, including ABB Beijing, Schaeffler Hong Kong Company Limited, or Schaeffler, Nanjing Turbine & Electric Machinery (Group) Co., Ltd. and Wafangdian Bearing Company Ltd., or Wafangdian Bearing, under which we agreed in principle to provide these suppliers priority in exchange for most favorable pricing terms available as well as priority for additional orders from these suppliers. These strategic cooperative agreements do not contain substantive terms, and supply contracts with specific terms and conditions in each case will need to be separately entered into to carry out the parties’ intentions in the framework agreements, we believe that these strategic cooperation relationships have provided us with competitive advantages in terms of the quality, supply, price and after-sales services. For example, as a result of the framework agreement we entered into with Nanjing High Speed, we were able to execute three supply contracts to purchase an aggregate of approximately 1,100 units of gearboxes from Nanjing High Speed at prices we believe are favorable compared to then market prices. Under these purchase agreements, Nanjing High Speed has agreed to manufacture gearboxes in accordance with specifications and quality standards approved by us and to deliver the products in amounts to be specified upon our prior written notice. Since January 2011, Nanjing High Speed also agreed to provide warranties for the gearboxes for a prolonged warranty period of 60 months from the commencement of operation of relevant wind turbines, or 66 months from the shipment of such parts or components, whichever is earlier, and is responsible for all costs incurred as a result of any problems due to the quality of its products. The agreements will be terminated upon the completion of the performance of obligations of both parties. We are also entitled to terminate the purchase agreements by written notice if (i) Nanjing High Speed is not able to deliver gearboxes in a specific time period, (ii) it fails to perform other obligations under the agreements, or (iii) we incur a significant loss due to the poor quality of its products. In addition, Zhongshan Mingyang Energy Investment Co. Ltd., an affiliated entity controlled by Mr. Chuanwei Zhang, has invested 10% of the equity interest in a joint venture set up between VEM and Nanjing Turbine & Electric Machinery.

The table below sets out our key suppliers by major components:

Component	Supplier	Location
Hubs	Ningbo Yongxiang Forging Co., Ltd.	Zhejiang Province
	Jiangsu Jixin Wind Power Technology Co., Ltd.	Jiangsu Province
	Jiangsu Huadong Wind Energy Technology Co., Ltd.	Jiangsu Province

Main shafts	Pinghu Zhongzhou Heavy Machinery Co., Ltd.	Zhejiang Province
	Jiangyin Zhenhong Heavy Forging Co., Ltd.	Jiangsu Province
	Zhongshi Luoyang Heavy Machinery Co., Ltd.	Henan Province

Gearboxes	Nanjing High Speed	Jiangsu Province
	Winergy Tianjin	Tianjin

Electric generators	Nanjing Turbine & Electric Machinery (Group) Co., Ltd.	Jiangsu Province
	Shanghai Nanyang Electrical Machinery Co., Ltd.	Shanghai
	Dongfang Electronic (Leshan) New Energy Equipment Co., Ltd.	Sichuan Province

Main frames	The Foretide Machinery Manufacturing Company Limited	Hunan Province
	Fengrun New Energy Equipment Co., Ltd.	Shaanxi Province
	Shandong Tongli Steel Structure Company	Shandong Province
	XiangTan Yongda Machine Manufacturing Co., Ltd.	Hunan Province

Electrical control system (Control cabinet)	REnergy	Tianjin

Frequency converters	REnergy	Tianjin
	IDS	Switzerland
	ABB Beijing	Beijing

Pitch control system	REnergy	Tianjin
	SSB Wind Energy Technology (Qingdao) Co., Ltd.	Shandong Province

Main bearing	Schaeffler	Hong Kong
	Wafangdian Bearing	Liaoning Province

Yaw and pitch bearing	Xuzhou Rothe Erde Slewing Bearing Co., Ltd.	Jiangsu Province
	Wafangdian Bearing	Liaoning Province

Transformers	Zhuhai South Hualitong Special Transformer Co., Ltd.	Guangdong Province

Nacelle cover	Wuxi Libao Science & Technology Co., Ltd.	Jiangsu Province
	Nantong Hongbo Wind Power Composite Material Co., Ltd.	Jiangsu Province
	Jilin Dongqi Science & Technology Co., Ltd.	Jilin Province
	Henan Mingdu Wind Power Co., Ltd.	Henan Province

For non-critical components that are produced to specification, such as standard components, fasteners and connecting terminals, we source from multiple local suppliers that are in proximity to our production facilities via a bidding process. We select such suppliers on the basis of track record, size of the supplier and other commercial factors.

The key raw materials for rotor blade manufacturing include glass fiber, balsa wood, PVC foam and epoxy resin. We purchase our epoxy resin mainly from The Dow Chemical (Shanghai) Co., Ltd. and obtain glass fiber, balsa wood and PVC foam and other raw materials from domestic suppliers. We are able to source these raw materials from other suppliers in the event our current suppliers cannot meet our manufacturing needs.

We usually require the suppliers of some key components, such as main shafts, pitch control systems and electrical control cabinets, to consign a certain amount of their components to our designated storehouses, and we settle the purchase orders with these suppliers based on the actual consumption of such components monthly. We believe this enhances the stability of our supply chain and also may reduce the costs due to the large purchase quantity. We typically place component orders after we have received a firm order for our wind turbines and have received prepayments in order to minimize our inventory. The component suppliers typically provide warranties for a period ranging from six months up to 30 months after the delivery or commissioning of the wind turbines. Starting from 2011, some of our suppliers agreed to provide prolonged warranties for a period ranging from 12 up to 60 months after the delivery or commissioning of the wind turbines.

Quality Control and Certifications

We have implemented stringent quality control measures that cover the entire business cycle from research and development, raw material procurement, manufacturing and assembly, installation and commissioning to technical and maintenance support services. We received ISO9001:2000 certification for our quality management system. In December 2010, our wind turbines were awarded as a top brand product in Guangdong Province. Our senior management is actively involved in setting internal quality control policies and established a dedicated quality control department at our headquarters that sets forth general quality control guidelines, manages our quality control practices and oversees the performance of the dedicated quality control teams at each facility. We seek feedback from our engineers at the wind farms and our customers to adjust and further improve our products, manufacturing and assembly processes as well as our quality control procedures.

Our quality control procedures start with our design process, where we employ failure analysis based on established engineering principles and in accordance with industry practices. Our quality control procedures also include quality assurance of raw materials and components, which includes selection of established and reputable suppliers, annual evaluation of our major suppliers, onsite monitoring if necessary and inspection of raw materials and components upon their arrival at our facilities. As of December 31, 2010, we have a team of approximately 27 individuals who are stationed on site at our suppliers of key components such as the gearbox, generator, main frame, rotor hub and main shaft, to monitor the manufacturing and quality control processes of the suppliers. We examine the quality of raw materials and components upon delivery and before usage. We have established quality control measures in each of the key stages of our manufacturing and assembly process and our workers in the production facilities take responsibility of on-going quality control together with the management team at each facility.

After the assembly is completed, we conduct a full capacity performance test on most of the assembled nacelles that lasts no less than three hours by placing it on a testing center in our facilities. We have developed the software and the hardware for the testing center in-house. We currently have two full capacity testing centers at our facilities in Guangdong and Jilin Provinces. If we detect a problem, we would perform a failure analysis to determine the cause and the wind turbine will be adjusted or re-assembled depending on the analysis result until the nacelle passes the full capacity performance test.

Once at wind farms, our installation team of engineers and professional staff will supervise third-party installation companies engaged by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure the proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines commences after they pass the durability test. So far, none of our wind turbines has failed to pass the durability test within the time period accepted by the customer. In 2010, 610 units wind turbines were delivered, 802 units were commissioned and revenues recognized, and 432 units passed the durability test. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. In selected instances, we have entered into contracts with key customers where the warranty period is up to five years.

Our on-site engineers at the wind farms provide feedback to our research and development team and quality control team to further improve our product design and the manufacturing process.

We have established a tracking system to enable us to identify the underlying quality issues of the raw materials and components in order to seek compensation from the suppliers.

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2010:

Certification Test Date	Certifications or Test Standard	Relevant Product
September 2008	ISO9001:2000 quality system certification(1)	Wind turbines
July 2009	ISO9001:2008 quality system certification(1)	Blades

(1)

Issued by International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.

Certification of Our Products

We believe that we are among the first Chinese wind turbine manufacturers to apply for type certificate from GL and are the first Chinese wind turbine manufacturer to have received a design stage statement of compliance. Our wind turbines are designed to meet the specifications set by GL. In June 2007, we engaged GL to conduct A-Design assessment for our MY1.5s and MY1.5se models and on June 12, 2007, we received a statement of compliance for C-Design assessment of design plausibility for our MY1.5s model prototype installed in Zhanjiang. In May 2009, we engaged GL to conduct type certificate for our MY1.5s model and conduct

C-Design and A-Design assessments and type certificate for our MY1.5se model. On December 2, 2009, we received a statement of compliance for D-Design assessment, from GL for another of our MY1.5se model wind turbines. We had also obtained from WINDTEST Kaiser-Wilhelm-Koog GmbH, or WINDTEST, a leading wind turbine testing firm in Germany and a subsidiary of GL, reports on power performance measurement, acoustic noise measurement and power quality measurement for our 1.5MW wind turbines in Zhanjiang. As of the date of this annual report, GL was conducting a complete examination of our design analysis with all the required raw material and component tests.

On September 26, 2009, we received a product design certificate from China General Certification Center, or CGC, for our MY1.5se model wind turbines. According to the Provisional Measures for Administration of Special Funding for the Industrialization of Wind Power Equipment promulgated by the Ministry of Finance of China on August 11, 2008, certificate from CGC is one of the requirements imposed by Chinese regulations on wind turbine manufacturers to be eligible to receive state funding. We received the funding from the provincial authority for our facility expansion in Zhongshan, Guangdong Province in 2009 and 2010.

We received certificate for our regular rotor blades from China Classification Society Certification Company, or CCSC, a Chinese certification and inspection institution, in November 2009. We believe that these certifications will enhance our credibility and help us attract new customers, especially as we expand in the overseas markets. The following table sets forth the major certifications we have received as of December 31, 2010.

Certification Test Date	Certifications or Test Standard	Relevant Product
June 2007	GL Statement of Compliance for the C-Design Assessment*	MY1.5s model
September 2009	CGC GB18451.1-2001	MY1.5se model (82.6m rotor blade)
November 2009	CCSC GB18451.1-2001	77.1m rotor blades
December 2009	GL Statement of Compliance for the D-Design Assessment	MY1.5se model
October 2010	CGC GB18451.1-2001	MY1.5se model (77.1m rotor blade)

*	Expired on June 12, 2009.

Distribution, Warranty and Maintenance Support Services

We are typically responsible for shipping the wind turbines to the wind farms designated by our customers. Due to the size and weight of wind turbines, transportation cost is typically high, constituting approximately 3.0% of the all-in-cost of a wind turbine, depending on transportation distance. In order to minimize transportation cost, we strategically build our facilities close to areas where wind farms are built. Our average transportation cost per unit was reduced from RMB0.3 million in 2008 by more than 33% to RMB0.2 million in 2009 and further to RMB129,000 (US$19,545) in 2010 primarily due to allocation of a higher percentage of our production of wind turbines to our Jilin facility which is closer to the wind farms of our customers in northern areas in China. In addition, we engage third-party logistics and transportation companies to transport our wind turbines at favorable prices due to our growing economy of scale. Our improved wind turbine design that enables the number of rotor blades that can fit on one truck increased from one to two also contributed to the reduction of our transportation cost.

We contract with third-party professional transportation companies to deliver the nacelle with assembled components, rotor blades, foundation level electrical control cabinet and certain other components separately. The wind farm operators engage professional manufacturers to build and erect the turbine towers based on our turbine tower designs and technical specifications provided by us. Once at wind farms, our engineers and professional staff will supervise third-party installation companies hired by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines commences after they pass the durability test.

We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. In selected instances, we have offered key customers warranty over a longer period of up to five years. We offer under the sales contracts to provide the customers with spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. Upon the repairs and replacements, we typically restart the warranty period for the repaired or replacement components and our suppliers of such components will generally bear the cost of the repair and replacement during such turbine warranty period in accordance with the provisions in the supply agreements we entered into with these suppliers. Warranty on the components is partially covered by respective suppliers. During the warranty period, we typically guarantee that the availability of our wind turbines is at least 95% on an annual basis. The availability is typically defined as percentage that equals the total number of hours that a wind turbine is ready and available for operation and the production of energy or would be ready and available for operation and the production of energy but for scheduled maintenance, grid unavailability and wind speed and weather conditions falling outside of operation range, divided by the total hours in a year. Furthermore, during the warranty period, we typically also guarantee that at any wind speed, the annual average power output of our wind turbines will exceed 95% of their designed power output at the same wind speed. Upon request from our customers, we may increase the percentage threshold from 95% to 97%. We are generally obligated to pay a monetary damage of up to 15% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, under certain sales contracts, we are also obligated to replace key components, including gearbox, electric generator, main shaft, main frame and nacelle cover, throughout the design life time of 20 years of the wind turbine at no additional cost to our customers in a timely manner if such defects are as a result of our wind turbine design in wind turbines. We may seek compensation from relevant suppliers of such components in accordance with the purchase agreements we entered into with these suppliers if such defects occur within the warranty periods our suppliers provide which are typically for a 30-month period. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate our potential obligations under these sales contracts for the design life of wind turbines.

We provide trainings to our customers on the installation, commissioning, use, maintenance and operation of our wind turbines before our engineers and professional staff provides installation supervision services on-site. We also provide technical support for our supervisory control and data acquisition system, or SCADA system. Our technical and maintenance support services are available 24 hours a day and 7 days a week. During the warranty period, we staff employees at each wind farm, who perform regular maintenance tasks and provide technical support to the wind farm operators.

In order to enhance our value-added services, we plan to continue to offer technical and maintenance support services after the expiry of the warranty period for a fee to be mutually agreed between us and our customers. The duration of the service package would be three years, with an option to extend for another three years.

Our Customers

We have generated all of our revenue in China. We have built a robust order book as our customers actively invest in wind farm projects. Approximately 91.0% of our total revenues derived from the sales of wind turbines through 2008 to 2010 were generated from the five largest state- owned Chinese electric power producers, namely, China Datang, Huadian, Guodian, CPIC and Huaneng, or their alternative energy subsidiaries, such as Longyuan and Datang Renewable, both a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2009, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity that year. Our largest customers, as measured by units of wind turbines contracted since our inception in 2006 through December 31, 2010, were Huaneng, China Datang and Huadian. Our top five customers have wind farms that are located in many provinces and autonomous regions in China, especially in areas with abundant wind resources. For example, the wind turbines we delivered to Huaneng, China Datang, and CPIC, our top three customers in 2010 in terms of revenue recognized, were mainly installed at wind farms located in Inner Mongolia Autonomous Region, Liaoning Province, Jilin Province and Heilongjiang Province.

We also sell wind turbines to regional alternative energy investment companies, regional electric power producers and wind farm operators in the private sector who accounted for 18.1%, 26.2% and 19.5% of our total orders for the year ended December 31, 2008, 2009 and 2010, including Beijing Energy, Yudean, Guangdong Shuidian Bureau Two Co., Ltd., Fujian Investment and Development Group Co., Ltd. and Inner Mongolia Aode Sente New Energy Development Co., Ltd. New orders from these customers doubled from 33 units in 2007 to 66 units in 2008 and further increased by 215% to 208 units in 2009. There were new orders of 133 units from these customers in 2010. We expect the market shares in China’s wind power industry contributed by these regional alternative energy investment companies to continue to increase in the near future.

We, through Mingyang Electrical, received our first order from Yudean for its wind farm located in the Guangdong Province in May 2007. Since our inception in 2006 through December 31, 2010, we entered into sales contracts with 17 end customers to deliver 2,258 units of our wind turbines, including 51 units of 2.5/3.0MW SCD wind turbine in 2010. New orders for our 1.5MW wind turbines increased from 132 units in 2007 to 452 units in 2008 and 574 units in 2009 and reached 1,049 units in 2010. We delivered 69 units, 378 units and 610 units of wind turbines but recognized revenue for 16 units, 152 units and 802 units of wind turbines, which amounted to RMB119.3 million, RMB1,169.2 million and RMB 5,504.5 million (US$ 834.0 million) in 2008, 2009 and 2010, respectively.

The following table sets forth the number of wind turbines we secured contract for, delivered and commissioned, at which point we recognize revenue attributable to the sales of wind turbines under IFRSs as of the dates and for the periods indicated:

Quarter	New Orders Signed		Cumulative Orders Signed(1)	Delivery(2)		Cumulative Delivery(1)	Commissioned(3)	Cumulative Commissioned(1)
2008
First Quarter	99		231	—		—	—	—
Second Quarter	66		297	7	(4)	7	—	—
Third Quarter	287		584	17		24	—	—
Fourth Quarter	—		584	45		69	16	16
2009
First Quarter	99		683	49		118	20	36
Second Quarter	35		718	43		161	58	94
Third Quarter	359		1,077	94		255	29	123
Fourth Quarter	81		1,158	192		447	45	168
2010
First Quarter	265	(5)	1,423	67		514	128	296
Second Quarter	370	(6)	1,793	77		591	182	478
Third Quarter	289	(6)	2,082	188	(5)	779	239	717
Fourth Quarter	176	(7)	2,258	278	(5)	1,057	253	970

(1)	As of the end of the quarter.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)

Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. Commissioning generally represents the point of revenue recognition. A durability test is conducted following the commissioning.

(4)	Includes our first 1.5MW prototype which was installed in October 2007 but was preliminarily inspected and accepted by the customer in 2008 after comprehensive on-site testing and examinations.
(5)	Includes one unit of 2.5/3.0MW SCD wind turbine.
(6)	Includes 17 units of 2.5/3.0MW SCD wind turbines.
(7)	Includes 16 units of 2.5/3.0MW SCD wind turbines.

We have engaged Zhongshan Mingyang Energy Investment Co. Ltd., a related party engaging in financial services for the new energy industry and is 99% owned by Mr. Chuanwei Zhang, our chairman and chief executive officer, to assist our customers in obtaining financing services from commercial banks. Under these arrangements, we are generally able to collect approximately 80% of advance payments from our customers who have entered into financing agreements.

Sales and Marketing

China’s wind power industry is still at its early expansion stage. Before 2008, there were few market players in the wind turbine industry and wind turbine contracts were primarily granted to large state-owned wind turbine manufacturers jointly with wind farm operators through a commission bidding process organized by NDRC. As a result, key state-owned wind turbine manufacturers dominated the market. Since 2008, however, Chinese wind farm operators have increasingly adopted competitive bidding and the purchase orders we obtained have increased significantly.

Our marketing and sales team currently consists of 56 individuals. We have regional sales managers, focusing on the northeastern, northwestern, eastern and southern China regions, and customer sales representatives focusing on individual customers.

We typically enter into sales contracts with our customers on a project-by-project basis, which provide for the model and number of units of wind turbines to be delivered to designated wind farms. Wind turbines with parts and components and related services we provide under the sales contract are required to meet the technology specifications and are subject to inspections and examinations by our customers. Our customers make payments to us in installments in accordance with payment schedules under the sales contracts, which are usually in line with our delivery and installment schedules. In addition, the customers are entitled under the sales contracts to modify the terms and provisions of the sales contracts upon prior written notice. They are also entitled to terminate the sales contract upon written notice in the event of a delay in the delivery of wind turbines and related services which is longer than a grace period provided under the sales contract. In the circumstance of force majeure, both parties may terminate the contract upon a written notice.

Sales Contracts with Wind Farm Operators Obtained via Competitive Bidding Process

We are typically awarded contracts by our customers through a competitive bidding process. Once we receive a request for proposal from a wind farm operator, the relevant regional sales manager and customer sales representative will work with the wind farm operator to offer a tailored package including wind turbines customized for the specific wind condition and geographic location of the wind farm as well as value-added services such as assistance in facilitating our customers to obtain lease financing services. Our customers typically evaluate and select the bid based on a number of factors, including our reputation and financial conditions, our pricing and other commercial terms, the quality and safety of our wind turbines, the technical specifications and reliability of the wind turbines, our relationships with key components suppliers, our technical and maintenance support services and our ability to provide additional value-added services. We believe that our ability to offer customized wind turbines, responsive technical and maintenance support services and additional value-added services has helped us secure orders, including an order from Huaneng for 33 units of our 1.5MW wind turbines for a wind farm located in a high-altitude area. At the end of 2010, we won a bid for a total of 200MW of our 2.5/3.0MW SCD wind turbines for a wind farm project in Xinjiang Uygur Autonomous Region.

Strategic Cooperation Relationship and New Customer Base

We enter into framework cooperation agreements with wind farm operators and local governments in areas with abundant wind resources and potential for wind farm development. In April 2008, we entered into a cooperative agreement with one of our then joint venture partners and a local governmental authority in Jilin, Jilin Province. In December 2008 and June 2009, we entered into framework agreements with wind farm operators and local governmental authorities in Fuxin, Liaoning Province and Rudong, Jiangsu Province, respectively. We have successfully established our Jilin and Rudong facilities under such cooperation.

As of December 31, 2010, we have also entered into 11 strategic cooperation agreements with our current customers, including China Datang, Guodian, Huaneng and Yudean, and prospective customers, such as China Guangdong Nuclear Power Corp., or CGNPC, China National Offshore Oil Corporation, or CNOOC and Hebei Dehe New Energy Co., Ltd., to further capture more market opportunities in selected regions and sales contracts with them for certain of their future wind farm projects. Under these strategic cooperation agreements, these customers generally agreed to provide us with priority when they select suppliers for certain of their wind farm projects subject to requirements and restrictions of relevant laws and regulations. In exchange, we agreed to offer a wide array of supporting services and assistance to these customers, including necessary assistance in obtaining approvals for wind farm projects, facilitating wind farm construction and operation, providing favorable commercial terms to these customers when we are selected as their wind turbine provider. Cooperation under these strategic agreements will be subject to a further detailed agreement on a project-by-project basis. These agreements generally do not have a term and can be terminated by mutual consent.

We have also begun exploring potential market opportunities for EPC arrangements. We entered into a general contractor agreement with Xinjiang Huaran New Energy Co., Ltd., or Xinjiang Huaran, in April 2010 under which we agreed, at our own expense, to be responsible for the design, construction and engineering work of three wind farm projects and to supply the wind turbines to these wind farms. Xinjiang Huaran agreed to pledge all of its shares in the project companies of the proposed wind farm project to us until it makes all payments to us under the agreement. Upon the receipt of the payments from Xinjiang Huaran, we would release the pledge and Xinjiang Huaran will operate the wind farms upon completion. Xinjiang Huaran, on the other hand, will be responsible for obtaining relevant governmental approvals and paying us for each wind farm, including the wind turbines that were installed, upon the transfer. In June 2010, we entered into a further detailed general contractor agreement with Xinjiang Huaran in connection with the purchase and installation of 16 units 3.0MW and one unit of 1.5MW wind turbines. We delivered the first prototype under this contract in November 2010 and expect to start the batch delivery under this contract by the first half of 2011. No revenue in respect of the wind turbine under this contract has been recognized in 2010.

Overseas Markets

We plan to expand into selected major overseas wind power markets. In 2009, we retained an exclusive agent in Australia and New Zealand and an agent in Sweden to explore overseas opportunities for our wind turbines and to understand potential customers’ needs for wind turbines in these markets. We incorporated a subsidiary in the United States in July 2010. In December 2010, our subsidiary in the United States entered into a letter of intent with an affiliate of Duke Energy Corporation in connection with the procurement of our wind turbines to be installed in a wind farm project developed by that affiliate of Duke Energy Corporation, one of the largest electric power companies in the United States. We expect to further explore overseas markets through our overseas subsidiary. We also intend to retain additional agents and establish sales offices in Europe and Asia Pacific. Furthermore, we plan to continue to attend international trade shows and industry events, utilize resources available at various industry associations and increase direct sales efforts to develop overseas customers.

In addition, we also plan to further establish cooperative relationships with commercial banks in China to expand our business internationally. We entered into a strategic cooperative agreement in September 2009 with Guangdong Provincial Branch of Industrial and Commercial Bank of China, or ICBC Guangdong, under which ICBC Guangdong granted us a maximum credit line of RMB5.0 billion within the next two years upon our request from time to time and various financial services, including letters of credit, account receivables factoring, cash management and electronic clearing. In May 2010, we entered into a further elaborated cooperation agreement with ICBC Guangdong for overseas financial services arrangements.

Research and Development Capabilities and Technology Partnership

We spent approximately RMB12.0 million, RMB52.8 million and RMB43.1 million (US$6.5 million) on our research and development activities, during the fiscal years ended December 31, 2008, 2009 and 2010, respectively. We focus on enhancing our independent research and development capabilities and leveraging our relationships with international and domestic well-known research and development institutions, laboratories and universities.

Research and Development Capabilities

Our previous controlling shareholder, Mingyang Electrical, has been designing and manufacturing power control, frequency convertor and electrical appliances since 1995 and has accumulated a wealth of industry expertise and technological know-how. Through our participation in the design and development efforts with aerodyn Energiesysteme, we have accumulated considerable expertise in developing wind turbine technologies that allows us to customize wind turbines for specific wind farms and to tailor our products to customer needs. We further developed and improved wind turbine designs for typhoon regions, tidal flat areas and plateaus.

Our research and development efforts have been recognized by relevant authorities. For example, our subsidiary, Jilin Mingyang, received government grants of approximately RMB1.6 million in 2008 mainly to support the research and development of our 1.5MW wind turbines. In 2009, Guangdong Mingyang was also granted subsidies in the aggregate of approximately RMB0.3 million mainly for advanced technological improvements. In addition, we received government grants of RMB111.1 million (US$16.8 million) in 2010 mainly to support our research and development projects, the improvement of our manufacture facilities and the acquisition of land use rights. Of the RMB111.1 million (US$16.8 million) in government grants received, RMB18.2 million (US$2.7 million) was recognized as other income for the year ended December 31, 2010, while the remaining RMB92.9 million (US$14.1 million) was recorded as deferred income as of December 31, 2010. Government grants that compensate us for research and development expenses incurred are recognized as other income in the same periods in which the expenses are recognized. Government grants that compensate us for the cost of an asset are recognized in other income over the useful life of the asset.

As of December 31, 2010, our research and development and technology team had 300 members, including 111 core research and development staff, with in-depth knowledge of China’s wind and weather conditions as well as substantial technical expertise in the design, development and manufacturing of megawatt-class wind turbines. Our team focuses on projects including wind turbine design and development, testing and monitoring technology, electrical control and automation technology, electric power transmission and distribution technology and machinery manufacturing process optimization. We designed the full capacity performance testing platform for our 1.5MW wind turbines and have expertise in electrical control technology (including wind turbine monitoring and control, generator control, soft cut-in grid connection and inverting and pitch control technology). We contracted a third party to develop the electrical system for our wind turbines and own the intellectual property right to the source code of such electrical control technology.

In September 2007, we obtained an approval from the Guangdong Science and Technology Department to establish our Guangdong Mingyang Wind Power Technology Research Institute, our internal technology research institute, to focus on various research and development activities for wind turbines, including industrial information and industrial standardization, wind resources and power grid study, 1.5MW wind turbine optimization, 3.0MW SCD wind turbine technologies for offshore application, 5.0/6.0MW SCD wind turbine development, and wind-solar storage hybrid system study.

Domestic and International Platforms

We cooperate with domestic universities, including Tsinghua University, Southern China University of Technology and Beijing University of Aeronautics and Astronautics, on research projects for advanced technologies in connection with 2.5/3.0MW wind turbines and rotor blades, such as electrical control system technologies, materials for rotor blades and low-temperature operations. With the technology and research capabilities of these universities, we have successfully applied the research results in a number of wind turbine technologies. We focus on building a technology platform utilizing cutting-edge technologies. In August 2009, we entered into a letter of intent with the wind energy division of Risø-DTU, one of world’s leading research laboratories in sustainable energy, to cooperate on a broad range of research and development projects, including wind power meteorology, micro-siting, wind turbine external designs under extreme weather conditions in China, loading analysis on wind turbines at extreme wind conditions, wind farm design and technology norms, aerodynamics and integration of wind power and electrical system. In October 2009, we set up a wholly owned subsidiary, Mingyang Wind Power European R&D Center ApS, in anticipation of the establishment of a research and development center in Denmark in cooperation with the wind energy division of Risø-DTU to focus on the research and development of offshore wind turbine applications.

Technology Partnership

In addition to obtaining, through Mingyang Electrical, the technical documents, specifications, manuals and drawings relating to the 1.5MW wind turbine from aerodyn Energiesysteme, our research and development team participated in the design and development of the 1.5MW wind turbine with aerodyn Energiesysteme. In June 2007, we applied for a design assessment from GL for our MY1.5s and MY1.5se models during the research and development stage, in order to shorten the development cycle, verify the design and improve the reliability of our wind turbines. The prototype of our MY1.5s model was successfully installed in October of 2007, 16 months after our inception in June 2006. Our MY1.5se model was delivered to Inner Mongolia in May 2008. We have customized our MY1.5s model to be installed in tidal flat areas in Rudong, Jiangsu Province, which wind turbines have been installed at the wind farm for trial operation in October 2009. We customized our 1.5MW model to operate in high altitude areas in China. We delivered 121 units of this model to the designated wind farms as of December 31, 2010.

We also have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China under our brand name. Our SCD wind turbines feature a two-blade and modular design, a sealed rotor hub and nacelle and a highly compact drive train. Compared to conventional wind turbines manufactured and installed in China of the same rated power capacity, our SCD wind turbines have a smaller external size and weigh less therefore require smaller foundations, cost less to transport and install. These features enable our SCD wind turbines to be installed on land as well as in water more than ten kilometers away from the shoreline. We commenced the small-batch manufacturing of our 2.5/3.0MW SCD wind turbines in the second half of 2010. We believe that our SCD technologies and wind turbines will further enhance our leadership and increase our market shares in wind power industry in China.

Intellectual Property

Patents, trademarks and other proprietary rights are important to our business. We also rely on licensing opportunities, trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position in China’s wind power equipment industry. We have applied for patent protection in connection with our nacelle designs with elevated internal pressure, wind turbine technology under sandstorms and typhoon weathers, assembly process techniques and other turbine technologies. As of December 31, 2010, we had one copyright and 22 patents and had 11 patent applications pending in China, all of which were granted initial approvals. We plan to apply for additional patents in the future. According to relevant laws and regulations in China, our copyright has a term of protection of 50 years from the date of first publication, and our patent rights have a term of protection of ten years from the date of application.

The following table sets forth the application dates and the types of the material patents we have obtained:

Patent	First Publication/Application Date	Type
MY1.5s wind turbine process software	February 2007	Copyright
Lightning protection system for wind turbines	December 2007	Utility model
Anti-typhoon wind turbine	January 2008	Utility model
Nacelle for wind turbines	December 2008	Design
Anti-sand storm system	December 2008	Utility model
Lighting structure for wind turbine nacelles	May 2009	Utility model
Trigger device for limit switches	August 2009	Utility model

Our key intellectual property rights are described below:

1.5MW Wind Turbine Technologies. Under a consignment design and development contract between Mingyang Electrical and aerodyn Energiesysteme, dated as of April 19, 2006, Mingyang Electrical obtained exclusive rights to own and use all the work products of the 1.5MW wind turbines, including all technical documents, specifications, manuals and drawings, while aerodyn Energiesysteme retains exclusive rights to its computer programs used as a part of the development and design platform.

The parties shall be jointly entitled to intellectual property rights in connection with the 1.5MW wind turbine technologies under this contract. On May 20, 2007, Mingyang Electrical transferred to us all of its rights and obligations relating to the 1.5MW wind turbine technologies under this contract, including all the technical documents, specifications, manuals and drawings, for a fee. In 2008, we obtained the utility patent for our anti-typhoon wind turbine in China.

Prior to transferring the 1.5MW wind turbine technologies to us on May 20, 2007, Mingyang Electrical had entered into two technology sharing agreements with two of our domestic competitors, under which Mingyang Electrical agreed to provide them with the technical documents and drawings obtained from aerodyn Energiesysteme. They are not allowed to transfer their rights and obligations under the technology sharing agreements without the prior written consent of Mingyang Electrical. The technical documents and drawings these two companies are entitled to receive are limited to such technical documents and drawings as initially delivered by aerodyn Energiesysteme. Upon the technology transfer from Mingyang Electrical to us and per a supplemental agreement dated April 10, 2010, Mingyang Electrical irrevocably retained its rights and obligations under these two technology sharing agreements, which include provisions relating to facilitating the sharing of technical documents and drawings and collecting payments from those two companies. In addition, Mingyang Electrical retained the rights to continue using the technologies to the extent it used them only for the purpose of such technology sharing agreements.

We entered into a patent license agreement with an affiliate of GE on November 28, 2008, under which GE granted us and our affiliates a non-exclusive license of certain of its wind turbine technologies in the United States, Canada and Mexico where GE has obtained patent protection for these technologies. We only used this license in connection with our sales of two units of our 1.5MW wind turbines to an affiliate of GreenHunter Energy, Inc., our former strategic investor and a U.S. based renewable energy company. In exchange, we agreed to make an upfront payment of US$0.1 million to GE upon the execution of the sales contract we entered into with an affiliate of GreenHunter to sell up to two units of our 1.5MW wind turbines in regions where relevant patent protection has been granted to GE. In addition, we also granted GE and its affiliates a worldwide, perpetual, royalty free and non-exclusive license of any four patent families that GE may select from us or our affiliates during the term of the contract. A patent family is a number of patents issued in different countries for the same invention. In this regard, GE has a license for any four of our inventions in every country where such inventions are patented. With limited exceptions, such as change in control of Guangdong Mingyang, this patent license agreement remains effective until the date of expiration of the last-to-expire of the patents GE licensed to us under this agreement. The export, sales, installation and service of our 1.5MW wind turbines in the United States, Canada and Mexico may violate patent protection granted to GE, or its affiliates, in the relevant jurisdiction. In December 2008, the delivery of two units of wind turbines under a purchase order was postponed by the affiliate of GreenHunter Inc., due to its deteriorative financial condition affected by the global financial crisis. To date, we have not made such upfront payment or granted any relevant licenses. With the recent development of our SCD wind turbine technology, we expect to export and distribute primarily SCD wind turbines in overseas market, which we believe will not infringe related patents protection of GE under the patent license agreement that relate to 1.5MW wind turbines. We do not expect to sell any of the 1.5MW wind turbines that utilize GE’s technology in the United States, Canada or Mexico in the future.

License for 1.5MW Rotor Blade Technology. Mingyang Electrical obtained a non-exclusive license from aerodyn Energiesysteme to manufacture rotor blades for 1.5MW wind turbines in China and to sell these rotor blades under our brand name, under a license agreement with aerodyn Energiesysteme, dated as of June 30, 2007. We are not allowed to sell these rotor blades to continental Europe, North America or South America unless they are sold as a component of our 1.5MW wind turbines. In exchange, Mingyang Electrical would make an upfront royalty payment in the total amount of Euro 325,000. Mingyang Electrical was also required to pay a fixed annual support fee in the amount of Euro 50,000 for the first production facility for services received from aerodyn Energiesysteme for each of the first three years from the production of such licensed rotor blades. After the three-year period, upon the request for additional services, Mingyang Electrical would be charged an annual support fee in the amount of Euro 50,000 for first rotor blade mold, Euro 36,870 for a second mold and Euro 18,435 for each additional mold used in production. This agreement is automatically renewed on a yearly basis unless earlier terminated by either party but not earlier than the third anniversary of the receipt of the first certification report issued by authoritative certification institute. Aerodyn Energiesysteme issued the 1.5MW rotor blade test evaluation in October 2008. Mingyang Electrical transferred its rights and obligations under this license agreement to us on November 16, 2009.

License for the SCD Technology. We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China, under a license agreement dated July 28, 2008 and as supplemented on January 18, 2009. Under a supplemental agreement signed in July 2010, we were also allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerody Asia on a project-by-project basis. Aerodyn Asia has been delivering us the licensed technologies, including drawings, specifications and manuals, for us to build the first 2.5/3.0MW SCD wind turbine prototype. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 and delivered and installed it in a tidal flat area in Rudong, Jiangsu Province in August 2010. We are permitted to build a maximum of three prototype SCD wind turbines in 2009 with the understanding that the 6.0MW prototype will be built approximately 12 months after the 2.5/3.0MW prototype. Upon aerodyn Asia’s clearance, we are able to commence commercial production. However, our manufacturing of SCD wind turbines are subject to an upper production limit of maximum 30 units for the year of 2010, 200 units for the year of 2011, and 500 units for the year of 2012. The production will not be limited from 2012 onwards. In exchange, we agreed to pay an initial licensing fee in installments in the total amount of Euro 7.0 million and Euro 12.0 million for the licensed technologies of 2.5/3.0MW SCD wind turbine and 6.0MW SCD wind turbine, respectively.

We are also required to make ongoing royalty payments for each unit of SCD wind turbine we sell, excluding the prototype, as follows:

Number of Units We Sell	Royalties	Minimum Royalty Payment
First 100 units	2% of sales price	No less than Euro 16,000 per MW
Next 400 units	1.5% of sales price	No less than Euro 12,000 per MW
Next 500 units	1 % of sales price	No less than Euro 8,000 per MW
After 1,000 units	0.5% of sales price	No less than Euro 4,000 per MW

These annual royalty payments are subject to a minimum advance payment, in the amount mutually agreed by aerodyn Asia and us prior to the commencement of production of our SCD wind turbines. Under the licence agreement with aerodyn Asia, we are generally prohibited from manufacturing or distributing the SCD wind turbines outside of China without consent from aerodyn Asia, subject to certain exceptions. The exclusivity of the license for the 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines will expire on January 1, 2016 and January 1, 2019, respectively, at which time these licenses will become non-exclusive. Under a supplementary agreement we entered into with aerodyn Asia in July 2010, aerodyn Asia agreed to provide us with written consent for the installation of 2.5/3.0MW SCD wind turbines for offshore wind farm projects outside of China on a project-by-project basis. In addition, we are prohibited from developing, manufacturing or distributing wind turbines within the same rated power capacity of 2.5MW/3.0MW and 6.0MW by utilizing similar technologies and design principles under the license agreement outside of China until ten years after the termination of the agreement. We have the option to terminate this license agreement by making a one time payment. Aerodyn Asia cannot terminate this license agreement without cause.

Trademark Licenses from Mingyang Electrical. We entered into an exclusive trademark license agreement with Mingyang Electrical for us to benefit from its strong brand recognition in China. Under the trademark license agreement dated January 18, 2010, we license from Mingyang Electrical the right to use its brand name and logo of Mingyang Electrical from January 18, 2010 to November 27, 2019 for an annual fee of RMB5,000.

In addition, Mingyang Electrical is in the process of applying for a new trademark of the brand name and logo of Mingyang Wind Power, which application had been accepted by the national Trademark Office in March 2010. We entered into a trademark license agreement with Mingyang Electrical in April 2010 to exclusively use this new trademark for a term of ten years, from the date of official grant of this trademark. We agreed to pay Mingyang Electrical an annual fee of RMB5,000 under the license agreement.

Competition

The Chinese wind power equipment industry is intensely competitive, rapidly evolving and highly fragmented. We expect the competition to further intensify as new players enter the market including some of our customers. We currently compete with both domestic and international wind turbine manufacturers. Our major domestic competitors include Sinovel, Goldwind, Dongfang Electric and United Power. Our key international competitors in China include Vestas from Denmark, Gamesa Corporación Tecnológica S.A. from Spain and GE Energy, the alternative energy arm of GE from the United States.

In addition, the wind power industry also faces competition from conventional and non-wind power alternative energy technologies.

Seasonality in Our Operations

Wind turbine sales in China are affected by seasonal variations. Our customers typically award winning bids in the first and fourth quarters primarily because most of them arrange biddings for wind farm projects in these periods according to their internal operational schedules and annual budget requirements. In order to satisfy the delivery schedules, we manufacture most of our wind turbines during the second and third quarters each year, and we deliver and install most of them in the third and fourth quarters due primarily to the favorable weather conditions in these quarters that are suitable for the construction of wind farms located in northern areas to which we supply most of our wind turbines. We expect that the seasonality will gradually lessen as we obtain more purchase orders for wind farms located in southern and eastern areas in China where the effect of weather conditions on construction is moderate.

Environmental Matters and Safety

Our operations are subject to regulation and periodic inspections and monitoring by local environmental protection authorities. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage.

The most significant environmental contaminant we generate is the glass fiber dust from the cutting and polishing of the rotor blades. The glass fiber is low-toxic but may cause irritation or allergy to skin or respiratory tract. We have installed pressurized vacuums in our blade facilities to collect the dust and contracted third party waste management companies to collect and dispose such dust periodically. In November 2009, our subsidiary, Tianjin Blade, was fined with an insignificant amount and ordered to suspend its business operations immediately for failure to obtain the pollutant discharge permit as required by environmental regulations and other alleged violation of environmental regulations. We promptly paid the fine and subsequently obtained a confirmation of no material environmental pollution from the environmental authority that had issued the suspension order. However, at the time of our receipt of the suspension order, we had already ceased operation at this facility in November 2009 and were in the process of relocating the production of rotor blades from this facility to our new Tianjin facility, where we started trial production for rotor blades in January 2010 and commenced commercial operation in March 2010. Except for the aforementioned noncompliance, we and our subsidiaries have not been subject to any other fines, suspension orders or other administrative actions from the environmental authorities, and we believe that we are currently in compliance with all applicable environmental regulations and standards in all material respects and have all environmental permits necessary to conduct our business. We are not aware of any pending or threatened environmental investigation, proceeding or action by any governmental agency or other third-party.

Efforts have been made to improve the general safety standards in our production facilities. All of our production facilities have adopted policies and taken protective measures to reduce health and safety risks and prevent workplace hazards. We require that our employees comply with such requirements and also provide periodic trainings. To date, our production facilities have not encountered any material unplanned work stoppages due to health and safety issues. We have complied with the applicable PRC laws and regulations on health and safety, including Production Safety Law, Industrial Disease Prevention Law, Fire Protection Law and Labor Union Law of the PRC and other relevant administrative regulations issued by the local governments in the regions where we operate. To date, we have not been subject to any material fines, orders or administrative actions involving non-compliance with these laws and regulations relating to any of our existing facilities.

Insurance

We require the third-party transportation companies we engaged to maintain insurance policies with respect to inland transit risks for our products. We do not maintain key-man life insurance for our executive officers. We do not have product liability insurance coverage to cover bodily injuries and property damages caused by the products we sold, supplied or distributed. We do not carry liability insurance that extends coverage to all potential liabilities that may arise in the ordinary course of our business, and we do not maintain any insurance coverage for business interruption due to the limited coverage of any business interruption insurance in China. We maintain directors’ and officers’ liability insurance for our directors and officers.

We consider our insurance coverage to be adequate and in line with other wind power manufacturers in China. However, significant uninsured damage to any of our production facilities, office buildings or other assets, whether as a result of fire or other causes, could have a material and adverse effect on our results of operations.

In March 2011, we purchased an insurance policy covering the expenses and losses we may incur resulting from any product deficiency of our wind turbines. The one-year term insurance policy will expire in March 2012 and covers a batch of 518 units of our 1.5MW wind turbines. However, current effective insurance policies may not be able to sufficiently cover all of our wind turbines that have been delivered and connected to the grid, nor can we assure you that we will obtain enough insurance proceeds to cover all kinds of expenses we may incur resulting from any product deficiency.

Regulations

We operate our business in the PRC under a legal regime consisting of the State Council and several ministries and agencies under its authority, including the PRC Ministry of Commerce, or MOFCOM, the State Administration for Industry and Commerce, or the SAIC, SAFE, the NDRC, the Ministry of Environmental Protection, or the MEP, the State Administration of Taxation, or the SAT, and the State Electricity Regulatory Commission, or the SERC. From time to time, the State Council, MOFCOM, the SAIC, SAFE, the NDRC, the MEP, the SAT and the SERC issue regulations that apply to our business. Certain of these rules and regulations, such as those relating to tax, foreign investment, foreign currency exchange, dividend distribution, and regulation of foreign exchange in certain onshore and offshore transactions, may affect our shareholders’ rights to receive dividends and other distributions from us.

Laws and Regulations Promoting the Development of the Renewable Energy Industry

Renewable Energy Law and Regulations

According to the Renewable Energy Law, which became effective on January 1, 2006, the renewable energy industry, which includes the wind power industry, is subject to regulations of the national energy authority. Pursuant to the Renewable Energy Law, the PRC government encourages the development and utilization of renewable energy resources, including the funding of scientific and technological research in renewable energy applications and the industrialization of the renewable energy industry. The Renewable Energy Law also authorizes the relevant pricing authorities to set on-grid tariffs in order to promote renewable energy utilization and to adjust such tariffs in accordance with improvements in renewable energy technologies. In addition, grid enterprises are required to enter into grid connection agreements with power producers that have legally obtained administrative licenses or for which a filing has been made, and are required to buy all of the grid-connected electricity generated from renewable energy within the coverage of their power grid. The Renewable Energy Law was amended on December 26, 2009 and the amendment became effective on April 1, 2010.

The Law of the People’s Republic of China on Conserving Energy implemented in April 1, 2008 made energy conservation a long-term strategic direction for China’s economic development, and reiterated the State’s encouragement of the development and utilization of new energy and renewable energy.

The NDRC has promulgated, separately or jointly with other government ministries or agencies, a series of regulations governing the renewable energy industry. Under the Relevant Provisions for the Administration of the Generation of Electricity by Renewable Energy, which was promulgated on January 5, 2006, the NDRC has authority over the planning of renewable energy projects, the setting of renewable energy policies and the administration of renewable energy projects that require governmental approval. Pursuant to these regulations, wind farms with installed capacity of over 50MW shall be examined and approved by the NDRC and grid operators are required to ensure all of the renewable energy power producers are connected to their power grid.

The NDRC issued the Guidance Catalog for the Development of the Renewable Energy Industry, or the Guidance Catalog, on November 29, 2005 to guide policy, research and investment in support of the wind power industry. Financial institutions may provide preferential loans with interest subsidies for the development of certain renewable energy projects listed in the Guidance Catalog if certain credit conditions are met in accordance with the Renewable Energy Law.

Support for Wind Power Generation

China has adopted the policy of encouraging and supporting wind power generation. The Electric Power Law of the PRC implemented in 1996 set out the State’s encouragement and support on the utilization of renewable energy and clean energy, including wind energy, for power generation. The newly-revised Law of the PRC on the Prevention and Control of Atmospheric Pollution promulgated in 2000 also encouraged the development and utilization of clean energy such as solar, wind and water energy.

Pursuant to the Notice on Certain Opinions Regarding Further Promotion of the Development of Wind Power Generation issued by State Economic and Trade Commission on November 22, 1999, wind power generation projects using domestic facilities will be given priority such as grid connection. The PRC Government has also introduced various policies and measures to encourage wind power generation. For instance, the Guidelines of Speeding Up Localization of Wind Turbines promulgated by the State Economic and Trade Commission on February 12, 2000 set out the PRC Government’s support, in terms of preferential policies and funding, to qualified wind farms using domestic wind turbine technologies and facilities. Meanwhile, with a view to facilitating localization, the PRC Government also encourages foreign investors to co-develop technologies and facilities with domestic manufacturers for wind power generation.

Project Approval and Product Categorization

On July 16, 2004, the State Council promulgated the Decision of the State Council on Investment System Reform, which provides that wind farms of installed gross capacity over 50MW must be approved by the NDRC and those with gross capacity of less than 50MW must be approved by NDRC’s provincial or municipal branches.

The approval procedures and conditions applicable to wind power projects are implemented pursuant to the Interim Measures on the Examination and Approval of Enterprises’ Investment Projects issued by NDRC on September 15, 2004. The ease and length of these approval procedures have a direct affect on the rate of wind farm development in the PRC, as well as the overall number of wind farms to be developed, therefore affecting the market demand for our products.

On December 2005, the NDRC promulgated the Guidance Catalog for Adjustment of the Industrial Structure (2005), or the Catalog, which serves as an important guideline for the government’s investment direction, management of investment projects and formulation and implementation of polices regarding finance and tax, credit, land and import/export. The Catalog encourages the development and utilization of renewable energy including wind power generation.

Wind Power Generation Capacity Policy

Pursuant to the Renewable Energy Law, the national energy authority is tasked with drafting medium to long-term targets for renewable energy output. Under the NDRC Plan, the PRC government aims to achieve 11.4% renewable energy consumption as a percentage of total energy consumption by 2015 and 15% by 2020, an increase from 7.5% in 2005. The NDRC Plan calls for increasing the total installed wind power capacity to 30GW by 2020.

On March 3, 2008, the NDRC issued the Renewable Energy Development Plan for the 11th Five-Year Plan and raised the 2010 target for total installed wind power capacity from 1GW to 10GW. In accordance with the 11th Five-Year Plan, annual domestic production capacity for wind turbines and components is set to reach 5GW and 8GW, respectively. In particular, giga-watt class wind farms are expected to be built in regions with rich wind resources, including, among other regions, a number of the provinces in which our customers’ projects are located, such as Inner Mongolia, Hebei Province, Jilin Province and Jiangsu Province. For instance, the Implementation Rules on the Administration of Pricing and Cost Sharing for Electricity Generated by Renewable Energy was issued by the NDRC on January 4, 2006 to establish the pricing schedule for electricity generated by renewable energy. The wind power pricing schedule was further supplemented by the Notice Issued by the NDRC on Improving the Wind Power On-grid Pricing Policy, which became effective on August 1, 2009.

Other Wind Power Electricity Industry Regulations

In November 2006, the NDRC and the Ministry of Finance jointly issued the Implementation Opinion on the Development of the Wind Power Industry. This opinion specifies certain measures to be taken by the PRC government to support the development of the wind power industry, including investigating and evaluating wind power sites, establishing national criteria for wind power equipment and equipment testing, encouraging research on wind power technology, supporting the industrialization of wind power, adapting the electric power grid to wind-powered electrical generation, and strengthening the management of wind farms. The PRC government’s target is to complete 50GW of installed wind power capacity by the end of the 11th Five-Year Plan, to establish the national standards for wind power industry and testing mechanism, to foster the wind power enterprises which have their own intellectual property rights.

On September 29, 2009, the NDRC and nine other government authorities issued the NDRC Opinions, which indicate that the expansion of the wind power equipment industry should be strictly controlled while the better qualified manufacturers are encouraged to become bigger and stronger. The NDRC Opinions emphasize that government should optimize the industry structure and maintain the market order. In principle, the establishment of new wind power equipment manufacturing facilities and expansion of existing equipment manufacturing facilities will no longer be approved or filed. The requirement imposed by local authorities during the bidding process to use local wind power equipment or to build wind power equipment production capacity locally is strictly prohibited. The government will establish and improve the standards of wind power equipment and product testing system, and forbid products utilizing outdated technology or products of unapproved manufacturers from entering the market. Furthermore, a new or expansion wind power equipment manufacturing project needs to be pre-approved by the NDRC under the NDRC Opinions. However, as detailed implementation rules under the NDRC Opinions have not yet all been promulgated, it is unclear what requirements must be met and how long it will take the NDRC to approve a new or expansion project of the wind power manufacturing facility. We will need to seek pre-approval from the NDRC if we plan to further expand our production capacity and will likely be required to comply with more stringent industrial requirements.

Environmental Regulations

As a manufacturing company, the most significant environmental contaminant we generate is the glass fiber dust from the cutting and polishing of the rotor blades. The major environmental regulations applicable to our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Water Pollution, the Implementation Rules of the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Air Pollution, the Implementation Rules of the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Solid Waste Pollution, and the Law on the Prevention and Control of Noise Pollution.

Under these laws and regulations, we are required to perform relevant on-going procedures, including evaluation or assessment, inspection and supervision, in order to comply with environmental laws and regulations.

Regulations on Foreign Investments

The principal regulation governing foreign ownership of wind power electricity businesses in the PRC is the Foreign Investment Industrial Guidance Catalog (2007), which became effective as of December 1, 2007. Under this regulation, foreign investment in enterprises manufacturing 1.5MW wind turbines is listed as an encouraged activity. However, foreign investment is limited to equity investments in or contractual joint ventures with domestic companies, while wholly foreign owned enterprises are prohibited from operating in this industry.

Equity Joint Ventures

Guangdong Mingyang is subject to certain PRC laws and regulations governing Sino-foreign joint ventures. Foreign investment in the PRC in the form of equity joint ventures is primarily governed by the following laws and regulations:

•	The Company Law (1993), as amended;

•	The Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•	Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.

An equity joint venture is a limited liability company under PRC law and its establishment is subject to the approval of the MOFCOM or its authorized local counterpart where such equity joint venture is located. The board of directors is the highest authority of an equity joint venture and has the power to decide all matters important to the equity joint venture. Each director is appointed for a term of three years and may serve consecutive terms if appointed by the party by which he or she was originally appointed. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.

Resolutions of the board of directors of an equity joint venture involving any matters may be adopted by the affirmative vote of a simple majority of all directors present in person or by proxy at a meeting of the board, except that resolutions involving the following matters require a unanimous approval of all directors present in person or by proxy at the meeting of the board:

•	amendment to the articles of association of the equity joint venture;

•	merger of the equity joint venture with another entity;

•	division of the equity joint venture;

•	termination or dissolution of the equity joint venture; and

•	increase, reduction or transfer of the registered capital of the equity joint venture.

Taxation

Enterprise Income Tax Law

See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation—Enterprise Income Tax.”

Value-added Tax

Pursuant to the Provisional Regulation of China on Value-added Tax and the implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are generally required to pay value-added tax at a rate of 17.0% of the gross sales proceeds received, less any deductible value-added tax already paid or borne by the taxpayer. In addition, when exporting goods, the exporter is entitled to a partial or full refund of value-added tax that it has already paid or borne. Guangdong Mingyang is currently subject to the 17.0% value-added tax. However, as Guangdong Mingyang has not exported its products, it is not entitled to the refund of value-added tax.

Labor

The PRC Employment Contract Law that became effective on January 1, 2008 clarifies the responsibilities of both employers and employees and codifies certain basic rights of employees and provided protections to employees. The PRC Employment Contract Law provides, among other things; that: (i) a written agreement must be signed between the employer and employee from the beginning of the employment, or one month after the date when the employee starts to work; (ii) two parties to a part-time job may enter into an oral agreement, either of the parties to part-time job may terminate the employment by notice to the other party at any time and no severance compensation shall be payable by the employer to the employee upon the termination of a part-time job; (iii) after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract, and in addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract; (iv) an employer may stipulate only one probation period with any given employee and no probation period may be specified in an employment contract with a term to expire upon completion of a certain job or an employment contract with a term of less than three months; (v) hiring employees through human resources outsourcing firms or labor agencies is limited to temporary, auxiliary or substitute positions and an employer may be held jointly liable for any damages to its employees caused by its human resources outsourcing firm or labor agent if it hires such employees through these entities; and (vi) a draft of any collective contract must be presented to the labor union or all employees for discussion and approval and a collective contract must be entered into by the trade union, on behalf of the enterprise’s employees, and the employer.

Foreign Currency Exchange

Foreign currency exchange in the PRC is primarily governed by the following rules:

•	Foreign Currency Administration Rule (1996), as amended; and

•	Administration Rule of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rule, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loans, security investments and repatriation of investments, however, is still subject to the approval of, or the registration with SAFE, or its local branches.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as Guangdong Mingyang, may buy, sell or remit foreign currencies for current-account transactions at banks in the PRC with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As disclosed, for most capital-account transactions, approval from SAFE is a pre-condition.

Dividend Distribution

Distribution of dividends is regulated in the PRC. Sino-foreign equity joint venture enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC Generally Accepted Accounting Principles, or PRC GAAP. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which may not be distributed to equity owners as dividends. Under the Sino-Foreign Equity Joint Venture Law and the Implementation Rules for the Sino-Foreign Equity Joint Venture Law, Guangdong Mingyang may distribute dividends to shareholders only out of after-tax income, net of any payments into the reserve funds, employee bonus and welfare funds and enterprise development funds, as decided by the board in accordance with its joint venture contract and articles of association.

Under the Foreign Exchange Administration Rules and the Regulations on Foreign Currency Transactions, Guangdong Mingyang must obtain a tax clearance before it can remit dividends abroad. Moreover, Guangdong Mingyang may not distribute any dividends if the company has “uncompensated losses” accumulating from prior years, as calculated under PRC GAAP.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Financing and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005.

SAFE Circular 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Circular 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “Chinese natural person residents” as used in the SAFE Circular 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit.

The Procedure Manual of SAFE Circular 75 issued on May 29, 2007, or the SAFE Circular 106, further explains that the above definition of foreigners with habitual residence in the PRC for economic benefit includes: (i) those natural persons who are habitual residents in the PRC but who have left temporarily for travel, study, hospitalization or work, but who shall return to their residence in the PRC; (ii) those natural persons who hold any interests in domestic entities which are classified as “domestic financed” interests; (iii) those natural persons who hold interests in domestic entities which were originally classified as “domestic financed” interests but have subsequently been classified as “foreign financed” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing a security interest. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in the PRC before SAFE Circular 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Circular 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtain from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this annual report.

China Ming Yang Wind Power Group Limited (Cayman Islands)
100%
First Base Investment Limited (Hong Kong)
23.41%
100%
KeyCorp Limited (Hong Kong)
11.10%
100%
Sky Trillion Limited (British Virgin Islands)
9.17%
100%
King Venture Limited (Hong Kong)
4.12%
100%
Tech Sino Limited (Hong Kong)
2.69%
100%
Asiatech Holdings Limited (Hong Kong)
2.21%
100%
Rich Wind Energy Two Corp. (British Virgin Islands)
100%
Wiser Tyson Investment Corp. Limited (Hong Kong)
30.80%
83.50%
Ming Yang Wind Power USA Inc. (U.S.)
100%
Ming Yang Wind Power European R&D Center ApS (Denmark)
100%
Outside China
In China
Zhongshan Mingyang Electrical Appliance Co., Ltd. (4)
0.84%
Guangdong Mingyang Wind Power Industry Group Co., Ltd.
100%
Mingyang Wind Power Investment Holding (Tianjn) Co., Ltd.
15.66%
100%
Jilin Mingyang Datong Wind Power Technology Co., Ltd.
60% (1)
Jiangsu Mingyang Wind Power Technology Co., Ltd.
34.94% (2)
Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd.
90%
Tianjin Mingyang Wind Power Equipment Co., Ltd.
100%
Tianjin Mingyang Wind Power Blade Technology Co., Ltd.
100%
Zhongshan Mingyang Wind Power Blade Technology Co., Ltd.
10%
100%
Zhongshan Mingyang Wind Power Equipment Co., Ltd. (3)
33% (5)
Inner Mongolia Mingyang Wind Power Equipment Co., Ltd.

(1)

The remaining 40% equity interest is owned by Jiangsu Di Ao Investment Co., Ltd., an independent third party. The equity owners of Jiangsu Mingyang Wind Power Technology Co. Ltd. have identical economic and voting rights in proportion of the respective equity interest they hold.

(2)

The remaining 65.06% equity interest is owned by Tianjin Jinneng Investment Company, an independent third party. Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd. leases its self-owned properties to us for our facilities. The equity owners of Tianjin Jinneng Mingyang Wind Power Technology Co. Ltd. have identical economic and voting rights in proportion of the respective equity interest they hold.

(3)	Zhongshan Mingyang Wind Power Equipment Co., Ltd. is not currently engaged in any material business operations.
(4)	Zhongshan Mingyang Electrical Appliances Co., Ltd. is controlled by Mr. Chuanwei Zhang, our founder, chairman and chief executive officer.
(5)	The remaining 67% equity interest is owned by Mr. Yan Liu, an independent third party.

We conduct all of our operations through our operating subsidiaries in the PRC as follows:

•	We design, manufacture, sell and service our wind turbines through Guangdong Mingyang, Jilin Mingyang and Jiangsu Mingyang Wind Power Technology Co., Ltd;

•	We develop and manufacture rotor blades at Tianjin Blade and Zhongshan Blade; and

•	We manufacture and assemble wind turbines at Tianjin Mingyang Wind Power Equipment Co., Ltd.

We own 99.16% of the equity interest in Guangdong Mingyang through several intermediate holding companies, namely:

•	First Base, a wholly owned holding company incorporated in Hong Kong;

•	Keycorp Limited, or Keycorp, a wholly owned holding company incorporated in Hong Kong;

•	Sky Trillion Limited, or Sky Trillion, a wholly owned holding company incorporated in the British Virgin Islands;

•	King Venture Limited, or King Venture, a wholly owned holding company incorporated in Hong Kong;

•	Tech Sino Limited, or Tech Sino, a wholly owned holding company incorporated in Hong Kong;

•	Asiatech Holdings Limited, or Asiatech, a wholly owned holding company incorporated in Hong Kong;

•

Rich Wind Energy Two Corp., or Rich Wind Energy Two, a wholly owned holding company incorporated in the British Virgin Islands, which indirectly holds its interest in Guangdong Mingyang through Wiser Tyson Investment Corp Limited, or Wiser Tyson, its wholly owned holding company incorporated in Hong Kong; and

•	Mingyang Wind Power Investment Holding (Tianjin) Co., Ltd., a wholly owned holding company in corporate in Tianjin in October 2010, which currently owns 15.66% equity interest in Guangdong Mingyang.

The remaining 0.84% is held by Mingyang Electrical, a company incorporated under the laws of the PRC and controlled by Mr. Chuanwei Zhang, our founder, chairman and chief executive officer, due to PRC regulations prohibiting wholly foreign owned companies in the industry in which Guangdong Mingyang operate.

D.	Property, Plant and Equipment

We are headquartered in Zhongshan, Guangdong Province and have production facilities in Zhongshan, Guangdong Province, Jilin, Jilin Province, Tianjin, Rudong, Jiangsu Province and Ulanchap, Inner Mongolia.

•

Zhongshan, Guangdong Province: In 2010, we leased an aggregate floor area of approximately 16,000 square meters for wind turbine assembly, rotor blade manufacturing and administrative activities from Mingyang Electrical, a related party. We, through Zhongshan Mingyang Wind Power Equipment Co., Ltd., a subsidiary we acquired in January 2010, also have the land use rights, which expire in 2048, to a parcel of land with an aggregate area of approximately 32,000 square meters, on which we have built a facility with an estimated aggregate floor area of approximately 7,800 square meters for wind turbine manufacturing. We have an additional assembly stations for our 2.5/3.0MW SCD wind turbines in Zhongshan and obtained the land use right in November 2010, which expire in 2048, to a parcel of land with an aggregate area of approximately 26,805 square meters. Upon the expiry of the lease agreement in March 2011, we currently own the land use rights and all the facilities located in Zhongshan.

•

Tianjin: We entered into two agreements to lease from Jinneng Mingyang, our 34.94% owned associate, a new facility with an aggregate gross floor area of approximately 25,000 square meters for a term of two years starting from January 2010 and an aggregate gross floor area of approximately 29,000 square meters for a term of two years starting from June 2010, respectively.

•

Jilin, Jilin Province: We obtained the land use rights to two adjacent parcels of land with an aggregate area of approximately 48,000 square meters. These land use rights expire in 2056 and 2058, respectively. We have not obtained property rights certificates for the facilities and ancillary buildings on these properties which have an estimated aggregate floor area of approximately 11,700 square meters. We have a new facility for the manufacture of rotor blades in Jilin, which has an aggregate floor area of 11,000 square meters.

•

Rudong, Jiangsu Province: We obtained land use rights to three parcels of land with an aggregate area of 66,400 square meters and are currently constructing our new facility, which is expected to have an estimated aggregate floor area of 33,000 square meters.

•

Inner Mongolia: We obtained land use rights to a parcel of land with an aggregate area of approximately 116,401 square meters. We are currently constructing our new facility, which is expected to have an estimated floor area of 9,640 square meters. We expect to complete the construction by June 2011. We will manufacture our 1.5MW wind turbines and 2.5/3.0MW SCD wind turbines in this new facility.

We ceased production at our Xi’an facility in December 2009 and at our old Tianjin facility in November 2009, respectively, and we relocated these operations to our new facility in Tianjin.

See “Item 4.B. Business Overview—Our Operations—Production Capacity and Geographic Distribution” for more information.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

A.	Operating Results

Overview

We are a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were founded in June 2006 and have since experienced significant growth. As of December 31, 2010, we had entered into sales contracts with 17 end customers to deliver 2,258 units of our wind turbines. We have grown rapidly since our delivery of the first wind turbine we manufactured in 2008 as demonstrated by the following:

	Year Ended December 31,
	2008	2009	2010
Wind turbines we delivered (units)	69	378	610
Wind turbines commissioned for which we recognized revenue (units)	16	152	802
Sales of wind turbine (in millions)	RMB119.3	RMB1,169.2	RMB5,504.5
Wind turbines we delivered for which we have yet to recognize revenue (units)	53	279	87
Deferred revenue (in millions)	RMB385.7	RMB1,899.6	RMB432.0

We incurred losses in the amount of RMB499.7 million and RMB223.1 million in 2008 and 2009, respectively. We became profitable beginning in the first quarter of 2010 and generated a profit in the amount of RMB709.2 million (US$107.5 million) in 2010.

We believe that the most significant factors that affect our financial performance and results of operations are as follows:

Demand for Renewable Energy and Specifically for Wind Power Energy

Changes in prices of oil, coal, natural gas and other conventional energy sources influence the demand for electricity and for alternative energy sources, including wind power. Our business expansion and revenue growth have depended, and will continue to depend, on demand for renewable energy, specifically wind power energy products and future growth of the wind turbine market which will be affected by the growth of the global and regional economies, the stability of financial markets and the ability of wind turbine manufacturers to further expand production capacity and reduce manufacturing costs.

Wind Turbine Sales to Customers

We began commercial delivery of our wind turbines in May 2008. By delivery, we refer to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer. Our sales contracts with customers generally require us to deliver wind turbines to the customers’ location, supervise wind turbine installation and conduct related inspection, and provide technical and maintenance support during the warranty period which is typically two to five years.

We recognize revenue attributable to sales of wind turbines after (i) the wind turbines have been delivered, the installation supervision services have been provided and (ii) a functionality test has been completed and accepted by our customers. We record in “deferred revenue” in our consolidated statements of financial position the amount of revenue billed to our customers for those wind turbines that have been delivered to our customers’ locations but have not been commissioned.

Consequently, our results of operations have been and will continue to be significantly affected by the number of units of wind turbines we sell and the timing of revenue recognition on such sales at any given period. In addition, since our SCD wind turbines are generally sold at a higher price than conventional 1.5MW wind turbines and we are developing other models of wind turbines, we expect changes to our product mix will also affect our results of operations and margins. See “—Critical Accounting Policies—Revenue Recognition.”

Government Polices Including Tariffs, Taxes and Duties Effecting the Wind Power Sector

Government incentives continue to be one of the main drivers for developing wind energy technology and increasing capacity. Although government support programs differ from country to country, a number of countries have implemented incentive schemes, thus provide various types of subsidies to wind power developers and long term tariffs. The PRC government has also introduced various policies and measures to encourage wind power generation. Historically, we and our customers have benefited from fiscal benefits applicable to investments in the wind power industry by state and local governments in China. Moreover, electricity generated from wind power is subject to a preferential VAT rate of 8.5%, half of the general rate. Changes in these policies have affected, and will continue to affect the investment plans of our customers and us and our business, financial condition and results of operations.

Pricing of Wind Turbines

Pricing of our wind turbines is principally affected by the overall demand and supply in the wind power equipment industry and by the average wind turbine manufacturing cost. We price our wind turbines with reference to the prevailing market prices when we enter into sales contracts with our customers, taking into consideration our estimated costs and an appropriate gross profit margin we expect. We also consider the size of the contract, the history and strength of our relationship with the particular customer, raw material and component costs and other factors.

In recent years, the supply of wind turbines has increased significantly as many manufacturers worldwide, including our company, have engaged in significant production capacity expansion. Beginning in the fourth quarter of 2008, this increase in supply resulted in the reductions of prevailing market prices of wind turbines. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding value-added taxes, or VAT, on a per kilowatt, or kW, basis, decreased by 9.0% from RMB5,188 per kW in 2008 to RMB4,761 per kW in 2009 and further to RMB3,991 per kW (US$605 per kW) in 2010, based on the sales contracts we entered into in relevant periods. While our SCD wind turbines are generally sold at a higher unit selling price, the average contract selling prices for our wind turbines may continue to decline in response to competitive pricing pressures as well as other market conditions.

Prices of Raw Materials and Components and Their Availability

Raw materials and components used in the production of our wind turbines are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. The fluctuations in prices of such raw materials and components and their availability will affect our operating results. We manufacture rotor blades in-house to ensure quality, adequate and timely supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, a device that converts and controls the frequency of the electric current, each a key component of our wind turbines, from REnergy, an affiliated entity. Starting from February 2010, we contracted REnergy to supply electrical control cabinets which contain electrical control systems utilizing our proprietary technologies and our brand name. Since January 2011, our key suppliers started to provide us with a five-year warranty over key components, starting from the date that relevant wind turbines commence operation, or 66 months warranty period, starting from the date of shipment of such parts or components, whichever is earlier. We generally engage two or three suppliers for each of our major components in order to minimize the dependency on any single supplier. We do not currently depend entirely on any single supplier for any major components and raw materials and believe that most components and raw materials we require for our production are generally available. We have also established strategic relationships with certain key suppliers, including suppliers for gearboxes, frequency converters and main bearings, by entering into cooperation framework agreements that provide for favorable pricing terms and supply priority to us. These cooperation framework agreements reflect the parties’ intention to explore further cooperative opportunities in good faith but do not contain substantive terms and provisions. Our cost of wind turbines on a per unit basis, decreased from RMB7.2 million in 2008 to RMB6.5 million in 2009, which was partially offset by the decrease in the prices of our wind turbines, and contributed to the change from a gross loss of RMB36.2 million in 2008 to a gross profit of RMB76.0 million in 2009. Our cost of raw materials on a per unit basis further decreased to RMB5.1 million (US$0.8 million) at the end of 2010. We are currently expanding our rotor blade manufacturing capabilities and may selectively acquire certain component manufacturers in the future in order to produce these components in-house and reduce our dependency on external suppliers for these components. As a result of our multiple-supplier strategy and our good relationships with our key suppliers, we do not expect to experience any shortage in the supply of our major components and raw materials in the near future.

In addition, the primary raw materials used in some of our components include steel and copper. Consequently, the prices we pay to our suppliers for such components may be affected by movements in prices for these raw materials.

Ability to Design and Market Technologically Advanced and Cost-Competitive Turbine Models

Although we have successfully launched our 1.5MW wind turbines, our operating results and future growth depend on our ability to continue to develop or license technologies, manufacture and market technologically advanced and cost competitive wind turbines. We have completed the prototype of our new 2.5/3.0MW SCD wind turbine first of which was installed and connected to the grid, and expect to complete our 5.0/6.0MW SCD wind turbines prototype in 2011. We expect to continue to optimize the performance of our products under diverse operating conditions such as in low and high temperatures, high altitudes, low wind velocity and coastal areas. As our customers’ needs evolve, the wind turbine specifications they require typically change as well. Our ability to design and develop new products that meet these changing requirements has been and will continue to be critical to our ability to maintain and increase our installed capacity sold and profitability. As a result, we expect to continue to make significant investments in research and development, particularly with respect to designing and developing more technologically advanced and cost-competitive products and core components.

Our Ability to Source and Manage Working Capital Requirements

Our business operations require significant working capital. Our operating results and future growth depend on our ability to optimize the working capital cycle time and to source adequate working capital commensurate with the size of our business. Some of our suppliers require us to make prepayments in advance of shipment. As we participate in public bidding to secure our sales contracts, we are required to deposit a certain amount, which is normally calculated at 1% of the contracted amount, which amount will be refunded to us upon the completion of the public bidding. Typically, approximately 5% to 10% of the contract price allocable to the delivery of wind turbines will be retained by our customers and is payable within one month after the end of warranty period. We have currently started providing our customers with alternative payment options, such as letters of guarantee, for exchange of their early payments of such retention monies. Letters of guarantee are financial instruments issued by financial institutions to our customers as a guarantee for our compliance with terms of wind turbine sales contracts until the completion of warranty periods. Historically, we have managed to optimize our working capital cycle time and to source the required working capital from banks and internal cash accruals.

In addition, we have established a strategic relationship with ICBC Guangdong, by entering into a strategic cooperative agreement in September 2009 with a term of two years, under which ICBC Guangdong agreed to provide us with various financial services. We agreed to select ICBC Guangdong as our financial advisor and provider of other financial services with first priority. Subsequently in May 2010, we entered into a further elaborated cooperation agreement with ICBC Guangdong, in particular for overseas financial services collaborations, including extension of credit and lease financing arrangements for overseas wind farm projects that intend to purchase our wind turbines. These agreements have a term of one year and will be automatically renewed for another year upon the expiration. We believe we will be able to obtain more financial support from ICBC Guangdong in the future and expect to continue to develop similar strategic relationships with other commercial banks in China to meet our increasing demand for capital as we expand our business.

Revenues

Our revenue is derived from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials. Our net revenues are net of VAT collected on behalf of tax authorities.

The following table sets forth our revenue for the periods indicated:

	Year Ended December 31,
	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Sales of wind turbines	—	119,338	1,169,170	5,504,457	834,009
Maintenance services	—	—	1,042	13,380	2,027
Sales of raw materials	—	5,339	2,480	—	—
Total revenue	—	124,677	1,172,692	5,517,837	836,036

Sales of wind turbines. Our revenue from the sales of wind turbines, including the provision of installation supervision services, is determined by the units of wind turbines commissioned as well as the amount of contract consideration allocated to the sales of wind turbines.

We secured contracts for 132 units of wind turbines in 2007 through Mingyang Electrical, 452 units, 574 units and 1,100 units in 2008, 2009 and 2010, respectively, directly with customers. We delivered 69 units, 378 units and 610 units of wind turbines and recognized revenue for 16 units, 152 units and 802 units of wind turbines, which amounted to RMB119.3 million, RMB1,169.2 million and RMB 5,504.5 million (US$834.0 million), in 2008, 2009 and 2010, respectively. We did not recognize revenue for the sales of 53 units, 279 units and 87 units of wind turbines delivered but not commissioned as of December 31, 2008, 2009 and 2010, respectively, which represented approximately RMB385.7 million, RMB1,899.6 million and RMB432.0 million (US$65.5 million) of deferred revenue, respectively. At the point of revenue recognition, the amount of inventory associated with the delivered wind turbines, which represented approximately RMB391.7 million, RMB1,616.6 million and RMB418.6 million (US$63.4 million) of finished goods inventory as of December 31, 2008, 2009 and 2010, respectively, would be included in the cost of sales.

Provision of maintenance services. Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenues from the provision of technical and maintenance support services in the amount of RMB1.0 million and RMB13.4 million (US$2.0 million) in the years ended December 31, 2009 and 2010, respectively.

Sales of raw materials. Our revenue from sales of raw materials is determined by the quantities of raw materials we sell and the average selling price of the raw materials. We derived revenue in the amount of RMB5.3 million and RMB2.5 million from the sales of the gearboxes, generators, pitch control systems, bearings and other components in the years ended December 31, 2008 and 2009, respectively, but we did not derive such revenue in the year ended December 31, 2010. We may occasionally sell raw materials to other turbine manufacturers in the future but we do not expect to engage in such sales as part of our ordinary business operation.

Cost of Sales

Our cost of sales consists of raw material cost, manufacturing overhead, estimated cost of warranty and related expenses and inventory provision.

•

Raw material cost. Raw material cost includes (i) cost of raw materials used in the assembly of wind turbines, such as rotor hubs, main shafts, main frames, gearboxes, bearings, generators, frequency converters, transformers, pitch control systems and electrical control systems, and (ii) cost of raw materials used in the manufacturing of rotor blades, such as glass fiber, balsa wood, PVC foam and epoxy resin. Our cost of raw materials, on a per unit basis, amounted to RMB7.2 million, RMB6.5 million and RMB5.1 million (US$ 0.8 million) in 2008, 2009 and 2010, respectively.

•

Manufacturing overhead. Our manufacturing overhead includes salaries and benefits for personnel directly involved in the manufacturing activities, depreciation of manufacturing equipment and facilities, consumables, rent, traveling expenses, utilities and other expenses associated with the manufacturing of our products. Variable production overheads are allocated to each unit of production based on the actual use of our production facilities. Fixed manufacturing overhead allocated to cost of sales and inventories are based on the normal capacity of our production facilities. Depreciation of manufacturing equipment and facilities is provided on a straight-line basis over their estimated useful life, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly from 2007 to 2010, resulting from our purchases of more property, plant and equipment. We expect this trend to continue as we continue to expand our production capacity.

•

Estimated cost of warranty and related expenses. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. As required by relevant bidding procedures for certain wind farm projects, we have offered key customers a warranty over a longer period of up to five years. Under the sales contracts, we offer to provide the customers with certain spare parts at prices determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. During the warranty period, we typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay a monetary damage of up to 15% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace a wind turbine if the power output curve of an individual wind turbine does not exceed certain designed power output curve set in the sales contracts after extensive verification. As of December 31, 2010, our accrued warranty costs amounted to RMB211.1 million (US$32.0 million). We have not experienced significant warranty claims since commencing deliveries in 2008. We compared our warranty practice and the design and technology of our wind turbines with those of our competitors that are public companies and believe that the design and technology of our wind turbines and our warranty practice are in accordance with industry standard. Accordingly, we estimate the amount of potential future claims during the warranty periods with reference to our limited historical experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenues from sale of wind turbines for each of 2008, 2009 and 2010 as the best estimate of the cost of future warranty obligations.

In addition, under a majority of the sales contracts we historically entered into, we are also obligated to replace key components, including gearbox, electric generator, main shaft and nacelle, throughout the design life of 20 years of the wind turbine at no additional cost to our customers in a timely manner if such defects are due to our design in wind turbines. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate and cancel our potential obligations under those sales contracts for the wind turbine design life with respect to sales contracts for which we recognized revenues as of December 31, 2010. We are currently in the process of negotiating with relevant customers to cancel such potential obligations under the rest of the sales contracts we entered into in the past. Therefore, we did not accrue additional warranty provision for such requirement for the replacement of key components during the design life time.

•

Inventory provision. Our inventories are stated at the lower of cost or net realizable value. We record inventory provision in cost of sales. We incurred RMB30.7 million, RMB8.3 million and nil in inventory provision in 2008, 2009 and 2010, respectively.

Our cost of sales in connection with the sales of wind turbines and the provision of technical and maintenance support services during the warranty period is affected primarily by our ability to control raw material and component costs by efficiently managing our supply chain and achieving economies of scale in our operations.

Other Income

Other income represents government grants in the amount of RMB1.6 million, RMB0.3 million and RMB 18.2 million (US$ 2.7 million) in 2008, 2009 and 2010, respectively.

Selling and Distribution Expenses

Our selling and distribution expenses consist primarily of wind turbine and component transportation costs, bidding charges, salaries and benefits for our selling and distribution staff, travelling expenses, sales commission paid to an affiliate entity owned by our chairman and chief executive officer in the amount of RMB15.3 million and RMB6.0 million (US$ 0.9 million) in 2009 and 2010, respectively, for its services in our sales promotion which included assisting us in entering into sales contracts and assisting our customers to obtain lease financing from commercial banks, advertising and promotion expenses and depreciation and amortization expenses that are allocable to our selling and distribution activities and other selling expenses including expenses relating to on-site surveying and meetings. We engage third-party transportation companies to transport and deliver wind turbines to wind farms and include the related transportation costs in the selling and distribution expenses. As we participate in certain public biddings organized by agents engaged by our customers, we are required to pay a bidding success fee to the agent after we win the bid, which amount is calculated at a percentage ranging from 0.1% to 0.5% of the contracted amount and included in the selling and distribution expenses. Our selling and distribution expenses amounted to RMB17.7 million, RMB90.9 million and RMB 149.2 million (US$ 22.6 million) in 2008, 2009 and 2010, respectively. We expect that our selling and distribution expenses will increase in the future as we sell more wind turbines and increase our sales efforts and hire additional sales personnel to accommodate the growth of our business as we expand our customer base in the domestic market and enter the overseas markets.

Administrative Expenses

Our administrative expenses consist primarily of share-based compensation expenses, salaries and benefits for our administrative, finance and human resources personnel, bank charges, entertainment expenses, rent, professional service fees, stamp duty and other taxes, business travel expenses, office expenses, depreciation and amortization expenses that are allocable to our administrative finance and human resources departments and other costs, including insurance premium, conference fees and utilities expenditures. Our administrative expenses amounted to RMB414.0 million, RMB67.5 million and RMB150.8 million (US$22.8 million) in 2008, 2009 and 2010, respectively.

We expect our administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operation as a public company, including compliance-related expenses.

Research and Development Expenses

Research and development expenses consist primarily of professional service fees paid to third-party service providers for outsourced research and development projects, materials consumed in research and development activities, salaries, bonuses and other benefits for research and development personnel, travel expenses, depreciation expenses that are allocable to our research and development department and other expenses, including reimbursement and allowance for research and development personnel. Our research and development expenses were RMB12.0 million, RMB52.8 million and RMB 43.1 million (US$6.5 million) in 2008, 2009 and 2010, respectively. All costs associated with research and development activities are expensed as incurred. We expect the research and development expenses to increase as we hire additional research and development personnel and devote more resources to research and development efforts.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2008, 2009 and 2010. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations. We expect our net income to be derived primarily from Guangdong Mingyang and its subsidiaries. We expect that all of our revenues will be denominated in RMB and stated net of VAT.

Prior to January 1, 2008, Guangdong Mingyang was subject to PRC enterprise income tax at a statutory tax rate of 33%. The new EIT Law and the implementation rules issued by the PRC State Council, became effective as of January 1, 2008. The new EIT Law provides that all enterprises in China, including foreign-invested companies, are subject to a uniform 25% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Under the new EIT Law, entities that qualify as “advanced and new technology enterprises” are entitled to the preferential EIT rate of 15% after the transition period under the new EIT Law, if any, expires.

The recognition criteria and procedures for the “advanced and new technology enterprise” under the new EIT law were not issued until April 2008. Guangdong Mingyang was granted the “advanced and new technology enterprise” certificate. The certificate is valid for a period of three years effective from January 1, 2008. Further, in June 2009, Jilin Mingyang obtained the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2009. Accordingly, Guangdong Mingyang and Jilin Mingyang are entitled to the preferential income tax rate of 15% from 2008 to 2010 and from 2009 to 2011, respectively. If we fail to remain qualified as an “advanced and new technology enterprise,” which is subject to periodic renewal, we may not be entitled to the preferential tax rate of 15%.

The new EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the new EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the new EIT Law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to PRC income tax at a rate of 10% if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Recently Issued Accounting Pronouncements

The IASB has issued two revised IFRSs, a number of amendments to IFRSs and one new Interpretation that are first effective for our fiscal year of 2010. Of these, the following developments are relevant to our financial statements:

•	IFRS 3 (revised 2008), Business combinations

•	Amendments to IAS 27, Consolidated and separate financial statements

•	Improvements to IFRSs (2009)

We have not applied any new standard or interpretation that is not yet effective for the fiscal year of 2010.

These developments resulted in changes in accounting policies but none of these changes in policies have a material impact on the current or comparative periods, for the following reasons:

•

The impact of the majority of the revisions to IFRS 3 and IAS 27 have not yet had a material effect on our financial statements as these changes will first be effective as and when we enter into a relevant transaction (for example, a business combination) and there is no requirement to retroactively restate the amounts recorded in respect of previous such transactions.

•

The impact of IAS 27 (in respect of loss of control of a subsidiary and allocation of losses to non- controlling interests (previously known as minority interests) in excess of their equity interest) have had no material impact as there is no requirement to retroactively restate amounts recorded in previous periods.

•

The amendment introduced by the Improvements to IFRSs (2009) omnibus standard in respect of IAS 17, Leases, have had no material impact as we consider the current classification of interests in leasehold land as operating leases remains appropriate.

Further details of these changes in accounting policies are as follows:

•

As a result of the adoption of IFRS 3 (revised 2008), any business combination acquired on or after January 1, 2010 will be recognised in accordance with the new requirements and detailed guidance contained in IFRS 3 (revised 2008). These include the following changes in accounting policies:

•

Transaction costs that we incur in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees, will be expensed as incurred, whereas previously they were accounted for as part of the cost of the business combination and therefore impacted the amount of goodwill recognised.

•

If we hold interests in the acquiree immediately prior to obtaining control, these interests will be treated as if disposed of and re-acquired at fair value on the date of obtaining control. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

•

Contingent consideration will be measured at fair value at the acquisition date. Any subsequent changes in the measurement of that contingent consideration will be recognised in profit or loss, unless they arise from obtaining additional information about facts and circumstances that existed at the acquisition date within 12 months from the date of acquisition (in which case they will be recognised as an adjustment to the cost of the business combination). Previously, contingent consideration was recognised at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably. All subsequent changes in the measurement of contingent consideration and from its settlement were previously recognised as an adjustment to the cost of the business combination and therefore impacted the amount of goodwill recognised.

•

If the acquiree has accumulated tax losses or other temporary deductible differences and these fail to meet the recognition criteria for deferred tax assets at the date of acquisition, then any subsequent recognition of these assets will be recognised in profit or loss, rather than as an adjustment to goodwill as was previously the policy.

•

In addition to our existing policy of measuring the non-controlling interests (previously known as the “minority interests”) in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The Group may also elect, on a transaction by transaction basis, to measure the non-controlling interest at fair value.

In accordance with the transitional provisions in IFRS 3 (revised 2008), these new accounting policies will be applied prospectively to any business combinations in the current or future periods. The new policy in respect of recognition in the movement of deferred tax assets will also be applied prospectively to accumulated tax losses and other temporary deductible differences acquired in previous business combinations. No adjustments are made to the carrying values of assets and liabilities that arose from business combinations whose acquisition dates preceded the application of this revised standard.

•	As a result of the adoption of IAS 27 (amended 2008), the following changes in policies are applied as from January 1, 2010:

•

If we acquire an additional interest in a non-wholly owned subsidiary, the transaction will be accounted for as a transaction with equity shareholders (the non- controlling interests) in their capacity as owners and therefore no goodwill will be recognised as a result of such transactions. Similarly, if we dispose of part of its interest in a subsidiary but still retains control, this transaction will also be accounted for as a transaction with equity shareholders (the non-controlling interests) in their capacity as owners and therefore no profit or loss will be recognised as a result of such transactions. Previously, we treated such transactions as step-up transactions and partial disposals, respectively.

•

If our non- wholly owned subsidiaries incur losses, these losses incurred will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non- controlling interests. Previously, if the allocation of losses to the non- controlling interests would have resulted in a deficit balance, the losses were only allocated to the non- controlling interests if the non-controlling interests were under a binding obligation to make good the losses.

In accordance with the transitional provisions in IAS 27, these new accounting policies are applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

•

In order to be consistent with the above amendments to IFRS 3 and IAS 27, and as a result of amendments to IAS 28, Investments in associates, the following policies are applied as from January 1, 2010:

•

If we hold interests in the acquiree immediately prior to obtaining significant influence, these interests will be treated as if disposed of and re- acquired at fair value on the date of obtaining significant influence. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

•

If we lose significant influence, the transaction will be accounted for as a disposal of the entire interest in that investee, with any remaining interest being recognized at fair value as if re- acquired. Previously, such transactions were treated as partial disposals.

Consistent with the transitional provisions in IFRS 3 and IAS 27, these new accounting policies are applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

•

As a result of the amendment to IAS 17, Leases, arising from the Improvements to IFRSs (2009) omnibus standard, we have re-evaluated the classification of its interests in leasehold land as to whether, in our judgement, the lease transfers substantially all the risks and rewards of ownership of the land such that we are in a position economically similar to that of a purchaser. We have concluded that the classification of such leases as operating leases remains appropriate as the leases do not transfer substantially all the risks and rewards of ownership of the land to us.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRSs as issued by the IASB, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenue and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding statement of financial condition accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies during the past three years.

Revenue Recognition

We derive revenue principally from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials. Our revenue is net of business tax as well as value-added tax collected on behalf of tax authorities with respect to the sale of merchandise. Value-added tax collected from customers, net of value-added tax paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing involvement with the goods and the amount of revenue can be measured reliably. Also, revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to us. In addition to these general revenue recognition criteria, the following specific revenue recognition policies are followed:

Sales of wind turbines and provision of maintenance support services

Revenue from the sale of wind turbines is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing involvement with the goods, and the amount of revenue can be measured reliably. Also, revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to us.

Our arrangements with customers with respect to wind turbines contain multiple deliverables consisting of (i) the delivery of the wind turbines to the customers’ location, and the provision of installation supervision services, known as the sale of wind turbines (ii) providing technical and maintenance support for a period ranging from two to five years.

Revenue attributable to the sale of wind turbines is recognized when the installation supervision services have been provided by us, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under our supervision, and inspection testing of the wind turbine has been completed and accepted by the customer and any remaining obligation is not significant. The durability test, which typically lasts 240 hours and is performed subsequent to the inspection testing, is a test to ensure proper and stable connection of our wind turbines to the power grids, and not a significant performance obligation with respect to the sale of wind turbines.

The amounts that have been billed by us for wind turbines that have been delivered to the customer locations but the related installation service and the functionality test have not been completed, which generally occurs three to six months after the delivery date, are recorded in “deferred revenue” in the consolidated statement of financial position. As of December 31, 2008, 2009 and 2010, deferred revenue amounted to RMB385.7 million, RMB1,899.6 million and RMB432.0 million (US$65.5 million), respectively. In 2009, we reduced such amount by a discount granted to a customer in exchange for its payment ahead of payment schedule in the amount of RMB7.7 million. Such settlement discount is recorded as a reduction of deferred revenue when: (i) settlement from customers is made ahead of schedule, and (ii) the amount of settlement discount is agreed with our customers, and subsequently recognized as a reduction of revenues when the related wind turbines have been installed and the functionality test has been completed and the results accepted by the customer. For the years ended December 31, 2008, 2009 and 2010, nil, nil and RMB7.7 million (US$1.2 million) of the settlement discounts are recognized as a reduction to revenues, respectively.

Revenue attributable to provision of technical and maintenance support services is recognized on a straight- line basis over the warranty period, which generally ranges from two to five years.

Pursuant to the wind turbine sale arrangements entered into between us and the customers, we normally receive non-refundable advance payments of up to 30% of the contract sales prices from the customers prior to the delivery of wind turbines to the customers’ location. Upon receipt of the advance payments, we record the amounts as “receipt in advance” in our consolidated statement of financial position.

Sales of raw materials

We recognize revenues from the sale of raw materials when the risk and rewards of ownership and title to the raw materials have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

Depreciation and Amortization

Our long-lived assets mainly include property, plant and equipment and intangible assets with definite life. We depreciate and amortize our long-lived assets except for goodwill using the straight-line method of accounting over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles with definite life in order to determine the amount of depreciation and amortization expenses to be recorded during each reporting period. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets. We estimate the useful lives of property, plant and equipment, and intangible assets with definite life at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in future periods.

When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred. The estimated useful lives of our property, plant and equipment are as follows:

Useful Life
Plant and buildings	20 years
Machinery and equipment	5 - 10 years
Furniture, fixtures and office equipment	3 - 5 years
Motor vehicles	4 - 5 years
Leasehold improvements	Shorter of the lease team and estimated useful life

Costs incurred during the construction of new facilities and offices are initially capitalized as construction in progress and transferred into property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences.

Intangible assets represent unpatented technology and goodwill. Unpatented technology is carried at cost less accumulated amortization and amortized on a straight-line basis over the useful life of four to 12 years.

Lease prepayments are stated at cost less amortization and impairment losses. Amortization is recognized in profit or loss on a straight-line basis over the estimates useful lives which range from 30 to 50 years.

There has been no change to the estimated useful lives during the periods presented.

Impairment of Long-lived Assets

We review our long-lived assets, including property, plant and equipment, intangible assets and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the recoverable amount of the asset. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the carrying amount of the asset exceeds its recoverable amount, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds its recoverable amount. There were no impairment charges on long-lived assets for any of the financial periods presented in this annual report.

Goodwill impairment testing is performed annually at the end of each reporting period. No goodwill impairment loss was recognized for the years ended December 31, 2008, 2009 and 2010.

Share-based Compensation

We account for share-based payments under the provisions of IFRS 2, Share-based Payment, or IFRS 2. Under IFRS 2, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the expense in our consolidated statements of comprehensive income over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

For share-based compensation awards granted to our employees by one of our current investors, we recognize the costs of the share-based compensation awards with a corresponding credit to capital reserves. The cost of the compensation is measured based on the grant date fair value of the award.

On November 17, 2008, Clarity China Management Limited (“Clarity China”), an entity which then owned 100% equity interest in First Base, which in turn directly owned 32.19% equity interests in Guangdong Mingyang on that date, entered into share transfer agreements with three entities that are each wholly-owned by the following three senior management personnel of us:

•	Chuanwei Zhang, our chief executive officer and chairman of the board of directors;

•	Xian Wang, our senior vice president and director; and

•	Song Wang, our senior vice president and director.

Mr. Chuanwei Zhang, Mr. Xian Wang and Mr. Song Wang were our founders and have served as our executive management since our inception in 2006. Mr. Chuanwei Zhang serves as our chairman and chief executive officer, who is responsible for day-to-day management of our company and is in charge of establishing and supervising our overall development strategies. Mr. Xian Wang is our vice president in charge of operations and strategies. Mr. Xian Wang previously served as our chief operating officer and chief financial officer. By leveraging his financial expertise and experience, Mr. Xian Wang has been regularly monitoring the financial conditions of our company and has also contributed to our company by developing relationships with our shareholders and external financial institutions. Mr. Song Wang is our vice president in charge of our technology development, marketing and sales services. As an industrial expert, Mr. Song Wang supervises the performance of our research and development team and administrates the research and development resource allocation. He also played a key role in the establishment of our relationship with aerodyn for the transfer of wind turbine technologies.

Clarity China transferred 42.69% of its equity interests in First Base to these three companies for a total nominal consideration of HK$4,269 as an award for the three senior management members’ past services provided to Guangdong Mingyang. Because First Base is a holding company with no operations and assets other than the equity interests in Guangdong Mingyang, upon the share transfers, the three senior management members effectively received 13.74% equity interests in Guangdong Mingyang for their past services.

Because no future services are required to be performed by these senior management members in exchange for the award and the award does not contain any performance or market condition, the cost of the award, as measured based on the fair value of the transferred shares in First Base, or 13.74% equity interests in Guangdong Mingyang, as of the date of grant, was immediately charged to the statements of comprehensive administrative expenses with a corresponding credit to capital reserve. We determined November 17, 2008 as the grant date for the compensatory awards when all parties had reached the common understanding of key terms and conditions of the awards and all requisite approvals relating to the share transfers were obtained.

At the time of determining the amount of share-based compensation expense we recognized with respect to this grant, we were required to make significant judgments, including, most importantly, our determination of the estimated fair value of our equity value as of the date of this grant. We engaged an independent appraiser to assist us in our determination of the fair value of our equity value as of the date of this grant, for which we take full responsibility. Determining the fair value of our equity value requires making complex and subjective judgments regarding projected financial and operating results, our business risks, the liquidity of our shares and our operating history and prospects at the time of grant.

In assessing the fair value of our equity value, we considered the following principal factors:

•	the nature of our business;

•	the financial condition of our business and the economic outlook in general;

•	the operational contracts and agreements in relation to our business;

•	our projected operating results; and

•	financial and business risks.

We believe the discounted cash flow, or DCF, method, an income approach technique, to be most relevant and reliable to assess the fair value of the equity of Guangdong Mingyang. The DCF method involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The major assumptions used in deriving the fair values are consistent with our business plan, including:

•	production and delivery plan of wind turbines and rotor blades;

•	unit selling price of wind turbines;

•	turnover ratios of inventories, trade receivables and trade payables; and

•	gross profit margins.

Other major assumptions used by us in calculating the fair values of our equity value include our weighted average costs of capital, or WACC, of 16.37% was used. This was the combined result of the changes in risk-free rate, industry average beta, and the change in risk premium for a company of our size as we continued to grow and meet important milestones.

The above assumptions used by us in deriving the fair values were consistent with our business plan and major milestones achieved by us. We also used other general inherently uncertain assumptions, including the following:

•	no material changes in the existing political, legal, fiscal and economic conditions and wind turbine industry in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	our future growth will not be constrained by the lack of funding;

•	our ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for wind turbine and related industries will not deviate significantly from economic forecasts.

We recognized share-based compensation expenses in 2008 and 2009 in the amount of RMB379.5 million and nil, respectively.

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price equal to 60% of the offering price to public of US$14.00, or US$8.40, per ADS, each representing one ordinary share. We incurred share-based compensation expenses associated with these grants at RMB34.4 million (US$5.2 million) for the year ended December 31, 2010.

Deferred Income Taxes

We account for deferred income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied or utilized, the consideration of the scheduled reversal of deferred tax liabilities and any available tax planning strategies. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

In view of the profitability of our major PRC subsidiaries in 2010, we performed a reassessment as of December 31, 2010 and recognized previously unrecognized deferred tax assets of RMB39.3 million (US$6.0 million) in relation to the unused tax losses and other deductible temporary differences, for which we believe it is probable that future profits will be available against which those deductible temporary differences could be utilized. On the other hand, as of December 31, 2010, we have not recognized deferred tax assets with respect to unused tax losses of RMB11.7 million (US$1.8 million) and other temporary differences of RMB9.5 million (US$1.4 million). The deferred tax assets not recognized as of December 31, 2010 were mainly related to deferred tax assets of Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”), a wholly owned subsidiary of us. We determined that it was not probable that the tax losses and other temporary differences of Tianjin Blade could be utilized and therefore the deferred tax assets were not recognized.

Inventories

Our inventories are stated at the lower of cost or net realizable value, which represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories is determined using the weighted average cost method and includes expenditure incurred in acquiring the inventories, production on conversion costs and other costs incurred in bringing the inventories to their existing condition and location. For finished goods and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

We record inventories provisions that have cost in excess of estimated market value. If the utility of our inventories were to be impaired by damage, deterioration, obsolescence or other causes, we would write down the cost of our inventories to their net realizable values. The inventories provisions for the years ended December 31, 2008, 2009 and 2010 were RMB30.7 million, RMB8.3 million and nil, respectively, and were included in cost of sales in our consolidated statements of comprehensive income.

Warranty

We perform a functionality test to our wind turbines after the installation in order to test the performance of the wind turbines to make sure they meet all of the specific acceptance criteria of our customers and are properly connected to the power grids. A durability test is subsequently performed to ensure proper and stable connection of our wind turbines to the power grids. The warranty period of our wind turbines commences after they pass the durability test. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test. As required by relevant bidding procedures for certain wind farm projects, we have offered key customers warranties over a longer period of up to five years. Of 2,207 units of 1.5MW wind turbines for which we secured contracts as of December 31, 2010, we offered warranties for a two-year period for 889 units and for periods longer than two years for 1,318 units of wind turbines. During the warranty period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Upon the occurrence of any repairs and replacements, we typically restart the warranty period for the repaired or replacement components. During the warranty period, we also typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay monetary damages of up to 15% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, we offer under the sales contracts to provide the customers with certain spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts.

Our first wind turbine passed the durability test in April 2009 and has not been in use for more than the warranty period. Since we have limited historical experience, we have elected to estimate the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. We compare the warranty practice, design and technology of our wind turbines with those of our competitors in our industry, and we believe our warranty practice and the design and technology of our wind turbines are in accordance with industry standards and specifications and are comparable to these competitors in terms of the performance and durability. Accordingly, we estimate the amount of potential future claims during the warranty periods based on our limited historical experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenues from sale of wind turbines for each of 2008, 2009 and 2010, based on the best estimate of the cost of future warranty obligations.

In addition, under a majority of our sales contracts we have entered into, we are obligated to replace key components, including the gearbox, electric generator, main shaft, main frame and nacelle cover (which refers to the cover of the compartment of a wind turbine that houses the gearbox, main shafts, electrical control unit, nacelle level electrical control cabinet and generator), throughout the design life time of the wind turbine of 20-year at no additional cost to our customers in a timely manner if such defects are as a result of our wind turbine designs. As a result, we bear the risk of warranty claims after we have recognized revenues for wind turbines sold. Any problems with the quality or performance of our wind turbines, if proven by the customer to be our fault, would increase our warranty-related expenses. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate and cancel our potential obligations for the 20-year design life of wind turbines under sales contracts for which we recognized revenue and are currently in the process of negotiating with relevant customers to cancel such potential obligations under the rest of the sales contracts we entered into in the past. Moreover, we do not expect to enter into similar warranty provisions with our customers in the future. Therefore, no additional warranty costs were accrued for such requirement for replacement of key components during their design life time.

Actual warranty costs will depend on a variety of factors including actual failure rates, material and product delivery costs at the time of failure and other costs incurred to fulfill the obligation to replace or repair the product. Actual warranty costs incurred or claimed are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from our estimates, we will revise our warranty provisions accordingly. Any such revisions to our accrued warranty liability will affect our results of operations in the period the revision is made as well as subsequent periods to the extent the amount of estimated warranty provisions of related sales revenues is adjusted.

Movements of the warranty provision are set out as below:

	December 31,
	2009 RMB	2010 RMB
	(in thousands)
As of January 1	3,938	41,518
Additions	38,585	180,804
Provisions utilized	(1,005)	(11,205)

As of December 31	41,518	211,117

Internal Control Over Financial Reporting

We are subject to the reporting obligations under the United States securities laws. Under current and proposed rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or SOX 404, we expect to be required to, beginning with the fiscal year ending December 31, 2011, deliver a management report that assesses the effectiveness of our internal control over financial reporting.

Prior to our initial public offering, we were a private Company with limited accounting and other resources with which to address our internal controls and procedures. As a result, in our past audits, our auditors had identified material weaknesses and deficiencies with our internal control. During the course of the preparation and external audit of our financial statements as of December 31, 2010 and for the year ended December 31, 2010, we and our independent registered public accounting firm identified several control deficiencies in our internal control over financial reporting, including a number of significant deficiencies. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstaments in financial reporting on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process or report external financial data reliably in accordance with IRFS such that there is more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

As part of our efforts to address the identified significant deficiencies, we have take some measures to improve our internal control over financial reporting. In January 2010, we hired a chief financial officer who is experienced in IFRSs and SEC reporting. We will further improve our internal control over financial reporting through (i) arranging appropriate IFRSs training for the relevant accounting personnel; (ii) preparing a comprehensive accounting policies and procedures manual; and (iii) more rigorously enforcing the reconciliation between our internal operation system and accounting system during the period-end closing process. We will implement the measures described above to remedy the control deficiencies in order to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Results of Operations

The following summary consolidated statements of comprehensive income data for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Period from June 2, 2006 (Date of Inception) to December 31, 2006	Year Ended December 31,
		2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US $
	(in thousands, except share, per share and per ADS data)
Revenue	—	—	124,677	1,172,692	5,517,837	836,036
Cost of sales	—	—	(160,830)	(1,096,724)	(4,430,472)	(671,284)
Gross (loss)/profit	—	—	(36,153)	75,968	1,087,365	164,752
Other income	—	—	1,590	268	18,165	2,752
Selling and distribution expenses	—	(5,886)	(17,738)	(90,862)	(149,152)	(22,599)
Administrative expenses	(2,695)	(13,157)	(413,951)	(67,475)	(150,775)	(22,845)
Research and development expenses	(620)	(3,321)	(11,980)	(52,789)	(43,061)	(6,524)
(Loss)/profit from operations	(3,315)	(22,364)	(478,232)	(134,890)	762,542	115,536
Net finance income/(expense)	87	(278)	(21,512)	(49,577)	(35,100)	(5,318)
Share of (loss)/profit of an associate, net of income tax expense	—	—	—	(154)	2,616	396
(Loss)/profit before income tax expense	(3,228)	(22,642)	(499,744)	(184,621)	730,058	110,614
Income tax expense	—	—	—	(38,495)	(20,870)	(3,162)
(Loss)/profit for the period/year	(3,228)	(22,642)	(499,744)	(223,116)	709,188	107,452
Other comprehensive loss
Foreign currency translation differences-foreign operations	—	—	—	—	(19,156)	(2,902)
Total comprehensive (loss)/income for the period/year	(3,228)	(22,642)	(499,744)	(223,116)	690,032	104,550
(Loss)/profit attributable to Shareholders of the company	(3,195)	(22,416)	(494,493)	(221,313)	702,135	106,384
Non-controlling interest	(33)	(226)	(5,251)	(1,803)	7,053	1,068
Total comprehensive (loss)/income attributable to:
Shareholders of the Company	(3,195)	(22,416)	(494,493)	(221,313)	682,979	103,482
Non-controlling interest	(33)	(226)	(5,251)	(1,803)	7,053	1,068
Basic and diluted (loss)/earnings per share	(0.33)	(0.22)	(4.94)	(2.21)	6.61	1.00
Weighted average number of shares used in computation—basic and diluted(1)	100,000,000	100,000,000	100,000,000	100,000,000	106,250,000	106,250,000

(1)

The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted (loss)/earnings per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, (ii) our reorganization which was completed in May 2010, and (iii) our incorporation in February 2009, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

Comparison of Years Ended December 31, 2010 and December 31, 2009

Revenue. Our total revenue increased significantly from RMB1,172.7 million for the year ended December 31, 2009 to RMB5,517.8 million (US$836.0 million) for the year ended December 31, 2010. All of our revenue was derived from our business operations in China.

Our revenue derived from sales of wind turbines increased significantly from RMB1,169.2 million in 2009 to RMB5,504.5 million (US$834.0 million) in 2010. In accordance with IFRSs, we deferred the recognition of revenue attributable to a delivered wind turbine until it is commissioned which is when we have provided all installation supervision services and completed a functionality test which are accepted by our customers. Accordingly, we recognized revenues derived from sales of wind turbines for 802 units for the year ended December 31, 2010 compared to 152 units for the year ended December 31, 2009. This compares to total deliveries of 378 units and 610 units in 2009 and 2010, respectively. The increase was primarily due to the increase of our order backlog and production capacity expansion. While the average contract selling price for our wind turbines and technical support and maintenance services, based on sales contracts we entered into in 2009 and 2010, decrease by 16.2% from 2009 to 2010, the average revenue amount of our wind turbines decreased from RMB7.7 million per unit for the 152 units for which we recognized revenue in 2009 to RMB6.9 million per unit for the 802 units for which we recognized revenue in 2010, respectively. The decrease was principally due to the fierce market competition and the decrease of manufacturing cost.

We sold raw materials to third parties in 2009, but we do not expect to engage in such sales as part of our ordinary course of business. We recognized revenue derived from sales of raw materials in the amount of RMB2.5 million for the year ended December 31, 2009, but we did not recognize revenue derived from sales of raw materials in 2010.

Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenues from the provision of technical and maintenance support services in the amount of RMB1.0 million and RMB13.4 million (US$2.0 million) in the years ended December 31, 2009 and 2010, respectively.

We recognized revenue in connection with sales of wind turbines to five end customers for the year ended December 31, 2009, three of which, together with their respective affiliates, each contributed more than 20% of our total revenues for the year and in the aggregate over 80% of our total revenues for the year. We recognized revenues in connection with sales of wind turbines to nine end customers in the year ended December 31, 2010, two of which, together with their respective affiliates, each contributed more than 30% of our total revenues for the year and in the aggregate over 67% of our total revenues for the year. We intend to diversify our customer base in order to achieve balanced and sustainable sales growth in the future.

Cost of sales. Our cost of sales increased significantly from RMB1,096.7 million for the year ended December 31, 2009 to RMB4,430.5 million (US$671.3 million) for the year ended December 31, 2010. This increase was primarily due to the increase in the number of wind turbines commissioned. The increase was primary attributable to an increase in direct material cost from RMB991.3 million to RMB4,070.0 million (US$616.7 million), an increase in warranty cost from RMB38.6 million to RMB 180.8 million (US$27.4 million), an increase in staff costs from RMB20.2 million to RMB70.8 million (US$10.7 million), an increase in rental expenses from RMB3.9 million in 2009 to RMB31.2 million (US$4.7 million) in 2010, and an increase in depreciation costs from RMB19.8 million to RMB20.3 million (US$3.1 million). Our cost of sales as a percentage of total revenues has decreased to 80.3% for the year ended December 31, 2010 from 93.5% for the year ended December 31, 2009. Such decrease was primarily attributable to a decrease in raw materials used as a percentage of our total revenue from 84.5% to 73.8% and a decrease in our staff costs as a percentage of our total revenue from 1.7% to 1.3%, all resulting from economy of scale.

Gross profit (loss). As a result of the foregoing, our gross profit for the year ended December 31, 2010 was RMB1,087.4 million (US$164.8 million), representing a gross margin of 19.7%, as compared to a gross profit of RMB76.0 million for the year ended December 31, 2009, representing a gross margin of 6.5%.

Other income. Other income increased by RMB17.9 million from RMB0.3 million for the year ended December 31, 2009 to RMB18.2 million (US$2.8 million) for the year ended December 31, 2010, which represented the recognized government grant awarded to us.

Selling and distribution expenses. Our selling and distribution expenses increased significantly, from RMB90.9 million for the year ended December 31, 2009 to RMB149.2 million (US$22.6 million) for the year ended December 31, 2010. The increase was mainly attributable to an increase in transportation expenses from RMB56.9 million to RMB78.5 million (US$11.9 million) resulting from a higher number of wind turbines delivered in 2010, an increase in staff costs from RMB2.7 million to RMB10.0 million (US$1.5 million), a share-based expense we recognized in the amount of RMB5.2 million (US$0.8 million) and an increase in the bidding charges from RMB10.4 million to RMB29.3 million (US$4.4 million). Selling and distribution expenses as a percentage of our total revenues decreased from 7.7% for the year ended December 31, 2009 to 2.7% for the year ended December 31, 2010 primarily due to the increase in revenue we recognized in 2010. The decrease was also due to the reduction in transportation expenses as a percentage of our total revenue from 4.9% to 1.4% over the same period as a result of the shorter transportation distance per unit as we started the wind turbine manufacturing at our Jilin and Tianjin facilities, which are closer to our customers’ wind farms located in northern China as compared to our Zhongshan facility. We also benefited from the economy of scale and our ability to expand our business with limited marketing and sales activities.

Administrative expenses. Our administrative expenses increased by 123.4% from RMB67.5 million in the year ended December 31, 2009 to RMB150.8 million (US$22.8 million) for the year ended December 31, 2010. This increase was primarily due to offering expenses relating to our initial public offering of RMB33.1 million (US$5.0 million) and share-based compensation of RMB22.8 million (US$3.4 million) for the year. However, our administrative expenses as a percentage of our total revenues still decreased, from 5.8% for the year ended December 31, 2009 to 2.7% for the year ended December 31, 2010, primarily due to a significantly higher number of wind turbines being commissioned in the year.

Research and development expenses. Our research and development expenses decreased from RMB52.8 million in the year ended December 31, 2009 to RMB43.1 million (US$6.5 million) for the year ended December 31, 2010. The decrease in our research and development expenses was primarily due to a decrease in early stage development expenses relating to the development of 2.5/3.0MW SCD wind turbine prototype. Research and development expenses for the year ended December 31, 2010 mainly consisted of staff cost, material consumed and travelling expenses. Research and development expenses as a percentage of our total revenues decreased from 4.5% for the year ended December 31, 2009 to 0.8% for the year ended December 31, 2010.

Profit from operations. As a result of the foregoing, our profit from operations was RMB762.5 million (US$115.5 million) for the year ended December 31, 2010, representing an operating profit margin of 13.8%, as compared to a loss from operation of RMB134.9 million for the year ended December 31, 2009.

Net finance expenses. Our finance income increased by 229.6% from RMB4.1 million for the year ended December 31, 2009 to RMB13.5 million (US$2.0 million) for the year ended December 31, 2010. This increase was due primarily to the interest income on proceeds received from our initial public offering in October 2010. Our finance expense decreased by 9.5% from RMB53.7 million for the year ended December 31, 2009 to RMB48.6 million (US$7.3 million) for the year ended December 31, 2010, which was due to the the decrease in charges on discounting of bills, partially offsetted by the increase of interest expenses on loans and net foreign currency exchange loss of RMB8.1 million (US$1.2 million) in 2010.

Share of (loss)/profit of an associate, net of income tax expense. We made an investment with respect to a 34.94% and 33.00% equity interest in Jinneng Mingyang in February 2009 and Inner Mongolia Mingyang Wind Power Equipment Co., Ltd., or Inner Mongolia Equipment, in September 2010, respectively. As of December 31, 2009, Tianjin Jinneng was still in a development stage and did not commence any commercial operations. Jinneng Mingyang became profitable in 2010; therefore, our share of profit relating to Tianjin Jinneng amounted to RMB2.8 million (US$0.4 million) for the year ended December 31, 2010. However, we recorded RMB0.2 million (US$0.03 million) of share of loss relating to another associate, Inner Mongolia Equipment for the same period.

(Loss)/ before income tax expense. As a result of the foregoing, we recorded profit before income tax expense of RMB730.1 million (US$110.6 million) for the year ended December 31, 2010, as compared to a loss of RMB184.6 million for the year ended December 31, 2009.

Income tax expense. We incurred income tax expense in the amount of RMB20.9 million (US$3.2 million)

for the year ended December 31, 2010, which included the provision of income tax in the amount of RMB97.1 million (US$14.7 million) attributable to the taxable income from Guangdong Mingyang and its subsidiaries, and the deferred tax benefit of RMB76.2 million (US$11.5 million). In 2009, we did not recognize deferred tax assets with respect to the temporary differences of Guangdong Mingyang and some of its subsidiaries because we did not have objective evidence to support that it was probable that the temporary differences could be utilized in view of their historical operating losses. Based on a reassessment as of December 31, 2010, we recognized a previously unrecognized deferred tax asset of RMB39.3 million (US$6.0 million), representing an amount that we believe is probable that future profits will allow such deferred tax asset to be recovered. This reassessment was made based on the actual operating results for the year ended December 31, 2010, and the projected taxable income of Guangdong Mingyang and its subsidiaries according to the sales contracts we had secured.

(Loss)/profit for the year. As a result of the foregoing factors, our profit was RMB709.2 million (US$107.5 million) for the year ended December 31, 2010, representing a net profit margin of 12.9%, as compared to a net loss of RMB223.1 million for the year ended December 31, 2009.

Comparison of Years Ended December 31, 2009 and December 31, 2008

Revenue. Our total revenue increased significantly from RMB124.7 million for the year ended December 31, 2008 to RMB1,172.7 million for the year ended December 31, 2009. All of our revenue was derived from our business operations in China.

Our revenue derived from sales of wind turbines increased significantly from RMB119.3 million in 2008 to RMB1,169.2 million in 2009. In accordance with IFRSs, we deferred the recognition of revenue attributable to a delivered wind turbine until it is commissioned which is when we have provided all installation supervision services and completed a functionality test which are accepted by our customers. Accordingly, we recognized revenues derived from sales of wind turbines for 152 units for the year ended December 31, 2009 compared to 16 units for the year ended December 31, 2008. This compares to total deliveries of 69 units and 378 units in 2008 and 2009, respectively. The increase was primarily due to a significant increase in the number of wind turbines we sold that had been commissioned and had been accepted by our customers, which was driven by an increased demand for our wind turbines by our existing and new customers. While the average contract selling price for our wind turbines and technical support and maintenance services, based on sales contracts we entered into in 2008 and 2009, decreased by 9.0% from 2008 to 2009, the average revenue amount of our wind turbines increased from RMB7.5 million per unit for the 16 units for which we recognized revenue in 2008 to RMB7.7 million per unit for the 152 units for which we recognized revenue in 2009, respectively. The increase was principally due to the relatively low selling price of 15 wind turbines we sold to one wind farm project for which we recognized revenue in 2008, as a result of lower specifications requested by the customer.

We sold raw materials to third parties, but we do not expect to engage in such sales as part of our ordinary course of business. We recognized revenue derived from sales of raw materials in the amount of RMB5.3 million for the year ended December 31, 2008 and RMB2.5 million for the year ended December 31, 2009, respectively.

We started to recognize revenue derived from the provision of technical and maintenance support services in the amount of RMB1.0 million for the year ended December 31, 2009 in connection with the technical and maintenance support services we provided to our customers during the warranty period.

We recognized revenue in connection with sales of wind turbines to two of our end customers for the year ended December 31, 2008, one of which contributed approximately 90% of our total revenues for the year. We recognized revenues in connection with sales of wind turbines to five end customers in the year ended December 31, 2009, three of which, together with their respective affiliates, each contributed more than 20% of our total revenues for the year and in the aggregate over 80% of our total revenues for the year. We intend to diversify our customer base in order to achieve balanced and sustainable sales growth in the future.

Cost of sales. Our cost of sales increased significantly from RMB160.8 million for the year ended December 31, 2008 to RMB1,096.7 million for the year ended December 31, 2009. This increase was primarily due to the significant increase in the volume of wind turbines we sold for the year ended December 31, 2009. The increase was primarily attributable to an increase in direct material costs from RMB115.0 million to RMB991.3 million, an increase in warranty cost from RMB3.9 million to RMB38.6 million, an increase in staff costs from RMB2.7 million to RMB20.2 million and an increase in depreciation costs from RMB4.4 million to RMB19.8 million, partially offset by a decrease in our inventory provision from RMB30.7 million to RMB8.3 million. Our cost of sales as a percentage of total revenues has decreased to 93.5% for the year ended December 31, 2009 from 129.0% for the year ended December 31, 2008. Such decrease was primarily attributable to a decrease in inventory provision as a percentage of our total revenues from 24.7% to 0.7% as we improved our inventory management, a decrease in the materials used as a percentage of our total revenue from 92.2% to 84.5% and a decrease in our manufacturing overhead, including staff costs and rental expenses, incurred as a percentage of our total revenue from 3.1% to 2.1%, both resulting from our increased scale, a decrease in our depreciation cost as a percentage of our total revenue from 3.6% to 1.7% and, partially offset by an increase in the estimated warranty cost due to the significant increase in the sales of our wind turbine.

Gross profit (loss). As a result of the foregoing, our gross profit for the year ended December 31, 2009 was RMB76.0 million, representing a gross margin of 6.5%, as compared to a gross loss of RMB36.2 million for the year ended December 31, 2008.

Other income. Other income decreased by 83.1% from RMB1.6 million for the year ended December 31, 2008 to RMB0.3 million for the year ended December 31, 2009, which represented a decrease in recognized government grants awarded to our subsidiary, Jilin Mingyang, for our research and development projects which totaled RMB1.6 million for the year ended December 31, 2008 as compared to RMB0.3 million for the year ended December 31, 2009, awarded to Guangdong Mingyang for its advanced wind turbine technologies.

Selling and distribution expenses. Our selling and distribution expenses increased significantly, from RMB17.7 million for the year ended December 31, 2008 to RMB90.9 million for the year ended December 31, 2009. The increase was mainly attributable to an increase in transportation expenses from RMB12.9 million to RMB56.9 million, a sales commission payment we made to an affiliate entity owned by our chief executive officer in the amount of RMB15.3 million for their assistance to our customers to obtain lease financing from financial institutions and an increase in bidding charges from RMB0.9 million to RMB10.4 million from 2008 to 2009. Selling and distribution expenses as a percentage of our total revenues decreased from 14.2% for the year ended December 31, 2008 to 7.7% for the year ended December 31, 2009 primarily due to the reduction of our transportation expenses as a percentage of our total revenues which decreased from 10.4% to 4.9% over the same period as a result of shorter total transportation distances as we commenced production at our Jilin facility, which is closer to our customers’ wind farms located in northern China as compared to our Zhongshan and Xi’an facilities. The decrease was also due to our improved wind turbine designs. For instance, we improved our rotor blade design such that we can fit two rotor blades on one truck instead of just one rotor blade. We also benefited from economy of scale and our ability to expand our business with limited marketing and sales activities as our staff and travelling costs as a percentage of our total revenues decreased over the same period.

Administrative expenses. Our administrative expenses decreased by 83.7% from RMB414.0 million in the year ended December 31, 2008 to RMB67.5 million for the year ended December 31, 2009. This decrease was primarily due to the share-based compensation expense of RMB379.5 million for our three senior management members we incurred in 2008 as a result of the awards granted by one principal equityholder of us to these members for their committed services provided to us which was partially offset by an increase in staff costs from RMB11.2 million to RMB19.7 million resulting from an increase of our administrative headcount, including senior management as well as department heads and managers of functional departments and divisions, from 239 in 2008 to 405 in 2009, a compensation payment to a customer in connection with our approximately three-month delay in the delivery of 11 units of wind turbines in the amount of RMB7.2 million in 2009. We do not expect to incur such compensation payments in the future. As a result of the above, our administrative expenses as a percentage of our total revenues decreased from 332.0% for the year ended December 31, 2008 to 5.8% for the year ended December 31, 2009.

Research and development expenses. Our research and development expenses increased significantly from RMB12.0 million in the year ended December 31, 2008 to RMB52.8 million for the year ended December 31, 2009. The increase in our research and development expenses was primarily due to an increasing investment in equipment and materials for our research and development activities and an increase in professional service fees. Research and development expenses for the year ended December 31, 2009 consisted of fees paid to third party service providers and consultants as well as to aerodyn Energiesysteme for their technical support in connection with our 1.5MW wind turbines. We account staff costs of our core research and development team (excluding technology personnel) as part of research and development expenses. Staff costs of our research and development team were RMB4.1 million and RMB7.6 million in 2008 and 2009, respectively, primarily as a result of an increase in the headcount of our core research and development team from 47 in 2008 to 84 in 2009. Research and development expenses as a percentage of our total revenues decreased from 9.6% for the year ended December 31, 2008 to 4.5% for the year ended December 31, 2009 as we gradually accumulated certain in-house research and development expenses. In particular, professional service fees as a percentage of our total revenues decreased from 5.3% for the year ended December 31, 2008 to 1.8% for the year ended December 31, 2009.

Loss from operations. As a result of the foregoing, our loss from operations was RMB134.9 million for the year ended December 31, 2009, representing an operating loss margin of 11.5%, as compared to a loss of RMB478.2 million for the year ended December 31, 2008.

Net finance expense. Our finance income increase by 97.4% from RMB2.1 million for the year ended December 31, 2008 to RMB4.1 million for the year ended December 31, 2009. This increase was due primarily to an increase in interest income from RMB2.1 million for the year ended December 31, 2008 to RMB3.7 million for the year ended December 31, 2009 as a result of our increased demand deposits at banks. Our finance expense increased significantly from RMB23.6 million for the year ended December 31, 2008 to RMB53.7 million for the year ended December 31, 2009. This increase was due primarily to an increase in interest expense from RMB7.4 million for the year ended December 31, 2008 to RMB53.7 million for the year ended December 31, 2009, as a result of increased interest incurred for increased borrowings. As a result, our net finance expense increased significantly from RMB21.5 million for the year ended December 31, 2008 to RMB49.6 million for the year ended December 31, 2009.

Share of loss of an associate, net of income tax expense. We made an investment with respect to a 34.94% equity interest in Tianjin Jinneng in February 2009. As of December 31, 2009, Tianjin Jinneng was still in a development stage and did not commence any commercial operations. Our share of loss relating to Tianjin Jinneng amounted to RMB0.2 million for the year ended December 31, 2009.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange gain was RMB 0.4 million in 2009, compared to a foreign currency exchange loss of RMB 16.2 million in 2008. The foreign currency exchange loss in 2008 was primarily due to the translation loss arising from foreign currency assets. The foreign currency exchange gain in 2009 was primary due to the translation gain on foreign exchange forward contracts.

Loss before income tax expense. As a result of the foregoing, we recorded loss before income tax expense of RMB184.6 million for the year ended December 31, 2009, as compared to RMB499.7 million for the year ended December 31, 2008.

Income tax expense. We incurred income tax expense in the amount of RMB38.5 million for the year ended December 31, 2009 which includes the provision of income tax in the amount of RMB39.7 million attributable to taxable income from Guangdong Mingyang and its subsidiaries and was partially offset by deferred tax benefits in the amount of RMB1.2 million.

(Loss)/profit for the year. As a result of the foregoing factors, our net loss was RMB223.1 million for the year ended December 31, 2009, representing a net loss margin of 19.0%, as compared to a net loss of RMB499.7 million for the year ended December 31, 2008.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	(215,550)	428,319	(452,093)	(68,499)
Net cash used in investing activities	(202,227)	(308,710)	(173,821)	(26,337)
Net cash generated from financing activities	335,590	561,818	2,400,999	363,788
Net (decrease)/increase in cash and cash equivalents	(83,557)	680,480	1,763,739	267,233
Cash and cash equivalents at end of year	41,753	722,233	2,485,972	376,662

As of December 31, 2010, we had working capital of RMB2,923.7 million (US$443.0 million). We believe that our current cash and cash flow from operations, the proceeds we received from our initial public offering, and our ability to obtain external financing in the future, will generate sufficient cash to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. As of December 31, 2010, we have unutilized bank facilities of RMB1,384.6 million (US$209.8 million).

As of December 31, 2010, we had RMB 2,486.0 million (US$376.7 million) in cash, RMB 132.0 million (US$20.0 million) in restricted cash, and RMB 480.0 million (US$72.7 million) in outstanding short-term borrowings.

Our outstanding short-term borrowings from banks as of December 31, 2010 were RMB 480.0 million (US$72.7 million), and bore a weighted-average interest rate of 5.05%. Such borrowings were made principally to China Construction Bank, Industrial and Commercial Bank of China, Guangdong Development Bank, Bank of China and China Everbright Bank. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have negotiated renewal of certain of these borrowings shortly before they mature.

Our customers make payments in installments. We generally require that the customer make a prepayment of approximately 10% of the sale price of the wind turbines within one month after the signing of the sales contract; a second payment of approximately 10% to 20% of the sale price within three months after the signing of the sales contract; upon their receipt of evidence of supply contracts that we have entered into to fulfill the sales contract, payments of approximately 30% to 60% of the sale price of the delivered wind turbines within one month after each scheduled delivery; a payment of approximately 5% to 30% of the sale price of the wind turbines within one month after the wind turbines are installed and have passed the durability test. The final 5% to 10%, if any, of the sale price is retained by our customers and payable within one month after the end of the warranty period, which normally lasts for two to five years after the turbines pass the durability test.

Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations. As of December 31, 2008, 2009 and 2010, our trade receivable balance, including trade receivables from Mingyang Electrical, was RMB335.5 million, RMB1,544.2 million and RMB2,999.3 million (US$454.4 million), respectively. Given the increase of our revenue, as of December 31, 2008, 2009 and 2010, the percentage of our trade receivables to our revenue was 269.0%, 131.7% and 54.4%, respectively. The average turnover days of our trade receivables were 118 days, 110 days and 137 days for 2008, 2009 and 2010, respectively.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2010 was RMB452.1 million (US$68.5 million), consisting primarily of (i) a decrease in deferred revenue of RMB1,467.6 million (US$222.4 million), reflecting that more revenue is recognized on the wind turbines delivered, and (ii) an increase in trade and other receivables of RMB 1,494.4 million (US$226.4 million), partially offset by (i) a decrease in inventories of RMB77.8 million (US$11.8 million) reflecting the rapid growth of our business, (ii) an increase in trade and other payables of RMB1,485.9 million (US$225.1 million) as we purchased more raw materials for the production of wind turbines, and (iii) a net profit from operation of RMB 709.2 million (US$107.5 million).

Net cash generated from operating activities for the year ended December 31, 2009 was RMB428.3 million, consisting primarily of (i) an increase in deferred revenue of RMB1,513.9 million reflecting the rapid growth of our business, and (ii) an increase in trade and other payables of RMB1,543.9 million, partially offset by (i) an increase in trade and other receivables of RMB1,219.8 million reflecting the rapid growth of our business, (ii) an increase in inventories of RMB1,301.2 million as we increased our inventories to meet production output, and (iii) a net loss from operations of RMB223.1 million.

Net cash used in operating activities for the year ended December 31, 2008 was RMB215.6 million, consisting primarily of (i) an increase in inventories of RMB628.5 million as we increased our inventories to meet production output, (ii) an increase in trade and other receivables of RMB327.8 million in connection with an increase in the wind turbine sales contracts that Mingyang Electrical entered into on behalf of us, and also third party sales, and (iii) a net loss from operations of RMB499.7 million, partially offset by (i) an increase in deferred revenue of RMB385.7 million and (ii) an increase in trade and other payables of RMB493.3 million primarily due to the increased use of bills payable.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 was RMB173.8 million (US$26.3 million), consisting primarily of cash used in (i) the purchase of property, plant and equipment of RMB 155.9 million (US$23.6 million), (ii) the purchase of intangible assets of RMB55.1 million (US$8.3 million), (iii) the payment for acquisition of the assets and liabilities of Zhongshan Equipment of RMB49.6 million (USS$7.5 million), and (iv) payment for lease prepayments of RMB 37.0 million (US$5.6 million), partially offset by cash generated from (i) the collection of advances made to related parties of RMB 74.7 million (US$11.3 million), (ii) the proceed from sale of held-to-maturity investment securities of RMB 42.0 million (US$6.4 million) and (iii) the decrease in pledged bank deposits of RMB14.0 million (US$2.1 million) due to decreasing requirements by the banks in order to issue the bills payable required by our suppliers.

Net cash used in investing activities for the year ended December 31, 2009 was RMB308.7 million, consisting primarily of cash used in (i) an increase in pledged bank deposits of RMB79.1million as required by the banks in order to issue the bills payable required by our suppliers, (ii) the purchase of property, plant and equipment of RMB57.2 million, (iii) advances made to related parties of RMB47.0 million, which primarily included an advance of RMB38.3 million to Mingyang Electrical to support its available working capital and an advance of RMB8.7 million in the interest free loans to certain of our management team members to facilitate their business development activities, including business trips for conferences and on-site investigations, (iv) the payment of RMB45.0 million for acquisition of subsidiary, which was completed in 2008, (v) the purchase of held-to-maturity investment securities of RMB42.0 million, and (vi) the investment in an affiliate in the amount of RMB29.0 million.

Net cash used in investing activities for the year ended December 31, 2008 was RMB202.2 million, consisting primarily of cash used in (i) the purchase of property, plant and equipment of RMB73.8 million, (ii) increases in pledged bank deposits of RMB57.3 million, (iii) the purchase of intangibles of RMB51.7 million and (iv) the advance of RMB24.4 million to related parties, including the outstanding purchase amount of RMB20.0 million for the acquisition of 100% equity interest in Tianjin Mingyang New Energy Investment Co., Ltd., or Tianjin New Energy, by Mr. Chuanwei Zhang, see “Related Party Transactions—Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities—Cash Advances and Guarantees,” and an advance of RMB4.4 million we made to certain of our management team members to facilitate their business development activities, including business trips for conferences and on-site investigations, partially offset by collection of advances made to related parties of RMB8.8 million and interest we received of RMB2.1 million.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2010 was RMB2,401.0 million (US$363.8 million), consisting primarily of (i) proceeds from issuance of ordinary shares in our initial public offering of RMB2,345.4 million (US$355.4 million), (ii) proceeds from short-term bank loans of RMB597.0 million (US$90.5 million) and (iii) proceeds from borrowings from related parties of RMB100.0 million (US$15.2 million), partially offset by (i) repayment of short-term bank loans of RMB298.7 million (US$45.3 million), (ii) issuance costs of ordinary shares in our initial public offering of RMB181.9 million (US$27.6 million) and (iii) repayment of borrowings from related parties of RMB 160.0 million (US$24.2 million).

Net cash generated from financing activities for the year ended December 31, 2009 was RMB561.8 million, consisting primarily of (i) proceeds from equity contribution of RMB478.8 million, (ii) proceeds from short-term bank borrowings of RMB391.7 million, and (iii) proceeds from borrowings from related parties of RMB356.0 million, partially offset by (i) repayment of borrowings from related parties of RMB383.7 million, and (ii) repayment of short-term bank borrowings of RMB275.0 million.

Net cash generated from financing activities for the year ended December 31, 2008 was RMB335.6 million, consisting primarily of (i) proceeds from borrowings from related parties of RMB189.3 million, (ii) proceeds from equity contribution of RMB184.2 million and (iii) proceeds from short-term bank borrowings of RMB65.0 million, partially offset by repayments of borrowings from related parties of RMB102.7 million.

Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries, our payment cycles to our suppliers and the payment cycles of our customers.

Capital Expenditures

We had capital expenditures of RMB73.8 million, RMB57.2 million and RMB155.9 million (US$23.6 million) for the years ended December 31, 2008, 2009 and 2010, respectively. In 2010, our capital expenditures were used primarily to purchase machinery, equipment and to build up plants and facilities. In 2009, we also spent capital expenditures to build a new facility in Jilin City. We incurred RMB51.7 million, RMB6.5 million and RMB55.1 million (US$8.3 million) to acquire intangible assets in 2008, 2009 and 2010, respectively. The expenditures to acquire intangible assets of RMB51.7 million in 2008 consisted primarily of prepayments of RMB31.0 million we made to aerodyn Asia in connection with the license of the SCD technologies and a payment of RMB20.7 million we paid to Mingyang Electrical in connection with our 1.5MW wind turbine technologies. The expenditures to acquire intangible assets of RMB6.5 million in 2009 consisted primarily of prepayments we made to aerodyn Asia and Mingyang Electrical in connection with our license of the SCD technologies and rotor blade technologies for 1.5MW wind turbines. The expenditures to acquire intangible assets of RMB55.1 million (US$8.3 million) in 2010 consisted primarily of instalments paid to aerodyne Asia for the SCD technologies. We incurred RMB1.1 million, RMB9.7 million and RMB37.0 million (US$5.6 million) to acquire land use rights for the years ended December 31, 2008, 2009 and 2010, respectively.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for our wind turbines. Our capital expenditures for 2010 were RMB155.9 million (US$23.6 million), which were used primarily to purchase additional equipment for our research and development activities, invest in full-capacity testing centers for our 1.5MW wind turbines and SCD wind turbines, expand and improve our facilities and acquire more blade molds in order to enhance production capacity. We expanded our total annual production capacity to 1,598 units of 1.5MW wind turbines, 300 units of 2.5/3.0MW SCD wind turbines in 2010 and we expanded our rotor blades capacity to 1,416 sets. We expect to spend approximately RMB650 million (US$98.5 million) in the year ending December 31, 2011 in capital expenditures, supply chain integration and research and development. We plan to fund the balance of our capital expenditure requirements for 2011 with cash on hand, cash from operations, equity offerings and other forms of financing, if necessary.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Business Overview—B. Business Overview—Research and Development Capabilities and Technology Partnership” and “Item 4. Business Overview—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

In the year ended December 31, 2008, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, pursuant to which Guangdong Mingyang became the guarantor for Mingyang Electrical and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd., or Mingyang Longyuan, a wholly owned subsidiary of Mingyang Electrical, for their credit facilities of a RMB180.0 million that expired on December 31, 2009, as well as other expenses the lender may incur for collection of any amount overdue in exchange for a cross guarantee Mingyang Electrical gave Guangdong Mingyang.

In the year ended December 31, 2009, Guangdong Mingyang entered into three guarantee agreements with a potential payment obligation of RMB346.4 million (US$52.5 million). In March 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for the factoring business engaged in by Mingyang Electrical. In October 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Mingyang Electrical and Mingyang Longyuan. These guarantees were entered into in exchange for cross guarantees that Mingyang Electrical gave to Guangdong Mingyang and will both expire on December 31, 2012. In November 2009, Guangdong Mingyang entered into a third guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinneng, another shareholder, for credit facilities borrowed by Jinneng Mingyang in order to assist this affiliated company in obtaining bank loans at favorable commercial terms for business development. This guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans, and will expire on November 19, 2016. No guarantee fees were received for providing the guarantees to the banks.

In November 2010, Guangdong Mingyang entered into a guarantee agreement with Jilin branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Jilin Mingyang with a potential liability of RMB200.0 million (US$30.3 million). The guarantee agreement has a term of one year and will expire on November 7, 2011. No guarantee fees were received for providing the guarantee.

Other than the above, we have no outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to you and other investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2010:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	28,746	7,229	—	—	35,975
Capital commitments	22,732	—	—	—	22,732
Purchase commitments(1)	1,568,429	—	—	—	1,568,429

Total	1,619,907	7,229	—	—	1,627,136

(1)	Includes the total amount of licensing fee of Euro 10.5 million (US$13.9 million) relating to the 5.0/6.0MW SCD wind turbine technologies to be paid to aerodyne Asia by December 31, 2011.

G.	Safe Harbor

This annual report contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for wind power energy;

•	our expectations regarding policies and regulations supporting the alternative energy industry and the wind power industry in China and elsewhere;

•	our future business development, financial condition and results of operations;

•	our goals and growth strategies, including our ability to expand our manufacturing and research and development facilities and capabilities;

•	our ability to attract additional orders from existing and potential customers;

•	our expectations regarding revenue growth, our ability to achieve or maintain or increase profitability and our production volumes;

•	our ability to establish strategic relationships with industry-leading research and development institutes;

•	our ability to secure sufficient funds to meet our cash needs for our future operation and capacity expansion;

•	fluctuations in general economic and business conditions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Chuanwei Zhang(1)	48	Chairman of the Board of Directors and Chief Executive Officer
Xian Wang	40	Director and Senior Vice President in charge of strategic investment
Song Wang(2)(3)	47	Director and Senior Vice President in charge of overseas market
Niccolo Magnoni	36	Director
Ted Lee(1)(2)(3)	61	Independent Director
Dabing Zhou(1)(2)(3)	66	Independent Director
Jinfa Wang	47	Senior Vice President in charge of SCD industrialization and government resources
Renjing Cao	42	Chief Technology Officer
Xianzhong Zhang	49	Vice President in charge of market resources development
Jiawan Cheng	48	Vice President in charge of engineering and services
Yunshan Jin	47	Vice President in charge of domestic sales and marketing
Manfred Loong	56	Chief Financial Officer
Yiguo Hao	41	Chief Operating Officer

(1)	Corporate governance and nominating committee members
(2)	Audit committee members
(3)	Compensation committee members.

Mr. Chuanwei Zhang founded our company in June 2006 and has served as our chairman and our executive officer since then. Mr. Zhang founded Mingyang Electrical Appliances in 1993 and served as its general manager. He founded Mingyang Electrical in 1995 and served as its general manager until October 2007. Prior to founding Mingyang Electrical, Mr. Zhang served as a general manager in charge of the overall strategy, management and administration of the company at Zhuhai Fengze Electrical Appliance Co., Ltd., a Sino-foreign joint venture that develops and sells high voltage switch cabinets, from 1990 to 1993. From 1988 to 1990, Mr. Zhang served as an assistant factory manager and office manager in charge of general operation at the General Factory of High Voltage Switches located in Xinyang City, Henan Province, China. Mr. Zhang has also served as the chairman of the board of directors of several related companies, including Mingyang Longyuan, a company that manufactures renewable energy equipment, since 2004, Mingyang Energy Investment since 2007, Mingyang New Energy since 2008 and REnergy since 2008. In addition, Mr. Zhang has served as a director at Guodian Zhongshan Natural Gas Power Generation Co., Ltd., a natural gas power producer, since August 2005. He is currently the executive chairman of Zhongshan Chamber of Industry & Commerce, chairman of Guangdong Electric Industry Association and vice director of Zhongshan Foreign Affair Association. Mr. Zhang received his bachelor’s degree from News College of Chongqing City in 1984 and a master’s degree in business administration from a joint program by Hong Kong Baptist University and Sun Yat-sen University in December 2002.

Mr. Xian Wang joined us in 2006 and has served as our director since August 2010. He has also been a director of Guangdong Mingyang since 2006. He was our senior vice president in charge of strategic investment since October 2010, our senior vice president in charge of operations and strategy from February 2009 to October 2010, our chief operating officer from February 2008 to February 2009 and our chief financial officer from June 2006 to February 2008. Prior to joining us, Mr. Xian Wang served as a senior executive vice president in charge of the overall operation at Guangzhou Huayutai Investment Co., Ltd., an investment company, from 2005 to 2006. From 2001 to 2003, Mr. Wang served as an assistant to chairman of the board of directors and general manager in charge of the investment department at Guangzhou Sanxin Industry Group, a conglomerate whose business lines include manufacturing, energy, environmental protection and real estate. Mr. Wang received his bachelor’s degree in environmental engineering from Tsinghua University in 1993 and a master’s degree in business administration from Tsinghua University in 2002.

Mr. Song Wang joined us in 2006 and has served as our director since August 2010. He has served as senior vice president in charge of overseas market since October 2010 and our senior vice president in charge of technology development, marketing and sales services from 2006 to October 2010. He has served as our director since August 2010. Prior to joining us, Mr. Wang served as a general manager of a subsidiary of China Huaneng Group, a large Chinese state-owned electric power producer, that engages in the manufacturing of electric and automation systems from 1999 to 2006. From 1987 to 1998, Mr. Wang served as a manager at National Academy of Metallurgical and Automation, an institution focused on the automation and electric control technologies, where he was a research and development engineer and also took charge of research and development projects and marketing activities. Mr. Wang received his bachelor’s degree in engineering from Hunan University in 1984 and his master’s degree in engineering from National Academy of Metallurgical and Automation in 1987. Mr. Wang is one of the ten experts recognized by the national Ministry of Science and Technology on the Large Capacity Wind Turbine Development Team, which is part of China’s Eleventh Five-Year Plan efforts.

Mr. Niccolo Magnoni has served as our director since August 2010. Mr. Magnoni is the founder-chairman of China Opportunity Fund SA Sicar, a fund incorporated in 2006 to manage investments in renewable energy, insurance and retail industries. Mr. Magnoni was a project manager of Cirlab! Venture Capital from 2000 to 2001. In 2001, Mr. Magnoni served as a project coordinator of Scientific Games Corporation, a NASDAQ listed company, in Milan, Italy and from 2002 to 2004, he was a project manager of its international division in New York. From 2004 to 2006, he was a project manager of Cuspec Ltd., in charge of market development and project design and management. Mr. Magnoni obtained his bachelor’s degree in corporate management from Università Commerciale Luigi Bocconi in 2001.

Mr. Ted Lee has served as our independent director since October 2010. Mr. Lee is managing director of T Plus Capital Ltd., a firm he founded that provides strategic, financial and business development advisory services to accounting, financial valuation services and human resources firms in China. Mr. Lee is also currently an independent director and audit committee chairman of Boshiwa Inernational Holding Limited, a Hong Kong listed company, a senior advisor to Duff & Phelps, a global financial valuation firm and, from September 2007 to April 2009, an executive director at Prax Capital, a private quity firm specializing in China-focused investments, and was previously an independent director and audit committee chairman of Chemspec International Limited, a NYSE listed company. Mr. Lee was a senior partner at Deloitte where he worked for 31 years in the United States and Asia, including heading the opening of Deloitte’s first China office in Shanghai in 1992, serving as office managing partner of their China firm’s Hong Kong, Guangzhou and Beijing offices and practicing in the firm’s Los Angeles and Taipei offices. Mr. Lee is a California certified public accountant (inactive) and received his MBA degree from University of Southern California in 1979 and his Bachelor’s degree in accounting from California State University, Fresno in 1973.

Mr. Dabing Zhou has served as our independent director since August 2010. Mr. Zhou was the deputy chairman of board of directors of China Gezhouba (Group) Corporation from 1994 to 1996 and the general manager of Sinahydro Corporation, formerly known as China National Water and Hydropower Engineering Corporation, in 1996. From 1997 to 1999, Mr. Zhou was the general manager of China AnnengConstruction Corporation, the deputy general manager of National Power Corporation of China, the predecessor of China Guodian Corporation, from 1999 to 2002, and the deputy manager of China Guodian Corporation from 2002 to 2008. Mr. Zhou received his bachelor’s diploma in ocean engineering and hydrology from Hohai University, formerly known as East China Institute of Water Resources in 1968. Mr. Zhou is also currently the president of China Society for Hydropower Engineering and the vice president of National Committee on Large Dams of China.

Mr. Jinfa Wang joined us in 2008 and has served as our senior vice president in charge of SCD industrialization and government resources since January 2011 and our senior vice president in charge of general administration and human resources from 2008 to January 2011. Prior to joining us, Mr. Wang served as a deputy general manager of Mingyang Electrical from 2000 to 2008. From 1998 to 1999, Mr. Wang served as a deputy general manager in charge of technology development, quality control and manufacturing at Henan Xinkai Electrical Appliance Co., Ltd., a company that manufactures mid to low voltage electricity transmission system. From 1986 to 1997, Mr. Wang served as a factory manager in charge of general operation at the vacuum switch branch of General Factory of High Voltage Switches. Mr. Wang received his bachelor’s degree in engineering from Luoyang Institute of Technology in 1986. Mr. Wang was recognized as a senior engineer by the Personnel Department of Henan Province in 1997.

Mr. Renjing Cao joined us in 2006 and has served as our chief technology officer in charge of research and development since then. Prior to joining us, he completed his post-doctoral researches in Seoul National University, Universidad Politecnica de Cataluya and Ghent University from 1997 to 2000. Mr. Cao served as an associate professor at Nanjing University of Aeronautics and Astronautics and Xiamen University from 2004 to 2006, a visiting professor at Korea Advanced Institute of Science and Technology from 2003 and 2004 and a visiting professor at Ecole Nationale Superieure d’Arts et Metiers from 2004 to 2006. From 2001 to 2003, Mr. Cao was a research fellow at Hong Kong Polytechnic University, where he was involved in aerodynamics and aero-acoustic related research projects. Mr. Cao received his bachelor’s degree in engineering from Nanjing University of Aeronautics and Astronautics in 1990 and his master’s degree and Ph.D degree in engineering from Beijing University of Aeronautics and Astronautics in 1993 and 1996, respectively. He is also a committee member of the National Standardization Technical Committees on Wind Power Equipment. Mr. Cao has been awarded several prizes for his researches, including Beijing Science and Technology Award, Guangdong Province Science and Technology Awards and Zhongshan City Science and Technology Award.

Mr. Xianzhong Zhang joined us in 2008 and has served as our vice president in charge of market resources development since October 2010 and our vice president in charge of quality control and product technology from 2008 to October 2010. Prior to joining us, Mr. Zhang served, from 1982 to 2008, as a vice chairman of the board of directors and a deputy general manager in charge of research and development and quality control of Hubei Jiangshan Industry Company, a company that develops, designs and manufactures heavy industrial machinery and the general manager of Hubei Jiangshan Vehicle Gear Boxes Co., Ltd. concurrently. Mr. Zhang received his bachelor’s degree in engineering from Nanjing University of Science and Technology in 1982 and his MBA diploma from Peking University in 2005.

Mr. Jiawan Cheng joined us in 2008 and is our vice president in charge of engineering and services. He served as the vice president of Mingyang Blade from June 2008 to September 2008 and was concurrently our vice president in charge of procurement and production from September 2008 to December 2009. Prior to joining us, Mr. Cheng served as the general manager in charge of wind turbine commissioning and installation and technology development at Nantong Kailian Wind Power Company, a wind turbine manufacturer, from 2004 to 2008. From 1998 to 2004, Mr. Cheng served as a deputy general manager in charge of equipment procurement at Huaxin Cement Retail Company. From 1993 to 1998, Mr. Cheng served as a manager in charge of equipment procurement and commissioning at Huaxin Cement Company Limited. Mr. Cheng received his bachelor’s degree in engineering from Wuhan University of Technology in 1984. Mr. Cheng is one of the ten experts recognized by the national Ministry of Science and Technology on the Large Capacity Wind Turbine Development Team, which is part of China’s Eleventh Five-Year Plan efforts.

Mr. Yunshan Jin has served as our vice president in charge of domestic sales and marketing since 2008. Prior to joining us, Mr. Jin served as a vice president in charge of marketing at Mingyang Electrical from 1997 to 2008. From 1993 to 1997, he was the vice president in charge of quality control and marketing at Mingyang Electrical Appliances. From 1990 to 1993, Mr. Jin was a deputy factory director in charge of marketing at Henan Xinyang Machinery and Equipment Factory. Mr. Jin received his bachelor’s degree in modern economic management from Beijing Economics & Management Correspondence Institute in 1988. He is currently studying for his MBA degree at Sun Yet-sen University.

Mr. Manfred Loong joined us in January 2010 and has served as our chief financial officer since then. Prior to joining us, Mr. Loong was the chief financial officer and chief operating officer of UTStarcom China, a Nasdaq listed company that specializes in IP-based networking products for telecommunication. From 1997 to 2004, Mr. Loong was the Greater China chief financial officer of Lucent Technologies (China), later known as Alcatel-Lucent. Mr. Loong received his bachelor’s degree in business administration from University of Washington in 1978 and was qualified as a certified public accountant in New Jersey in the United States in 1990.

Mr. Yiguo Hao joined us in September 2010 and has served as our chief operating officer since then. Prior to joining us, from 1992 to 2010, he served in several positions in the branches and subsidiaries of Dongfeng Motor Company Limited, previously known as China No.2 Motor Manufacturing Factory, including the deputy general manager of Dongfeng Axles Branch from 2002 to 2003, the director of Human Resource Department of Dongfeng Dena Axles Co., Ltd. from 2003 to 2005, the deputy general manager, the general manager and a director of Dongfeng Motor Gearboxes Co., Ltd. from 2005 to 2010. Dr. Hao received his bachelor’s degree in exploration engineering in 1992, a master’s degree in management science and engineering in 2001 and a Ph.D. degree in environmental engineering in 2005, from China University of Geosciences. He is also currently studying for his MBA degree in Huazhong University of Science and Technology.

The address of our directors and executive officers is c/o Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

B.	Compensation

Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation, including basic salary and bonus and other benefits, to our executive directors and key management personnel as a group was RMB7.0 million (US$1.1 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers over the same period.

We recognized share-based compensation expenses in 2008 to certain of our executive officers in the amount of RMB379.5 million. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Consequently, we have incurred share-based compensation expenses in connection with these grants in the amount of RMB34.4 million (US$5.2 million) for the year ended December 31, 2010. We have no service contracts with any of our directors providing for benefits upon termination of employment.

2010 Equity Incentive Plan

Our 2010 equity incentive plan was adopted by our shareholders on August 31, 2010. Our equity incentive plan provides for the grant of options, share appreciation rights or other share-based awards, referred to as “Awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of Awards. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company.

Termination of Awards

Options have specified terms set forth in a share option agreement. If the recipient’s employment with the company is terminated for any reason, the recipient’s vested options shall remain exercisable subject to the provisions of the plan and the option agreement and the recipient’s unvested options shall terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.

Administration

Our 2010 equity incentive plan is administered by the compensation committee of our board of directors. Our compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan and to make any other determinations that it deems necessary or desirable for the administration of the plan. Our compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise

The term of options granted under the 2010 equity incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our board of directors or the compensation committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalent.

Change in Control

If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination or if during any two consecutive year period individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by our board of directors or the compensation committee with respect to the applicable award agreement or otherwise, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. Our board of directors or the compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.

Amendment and Termination of Plan

Our board of directors may at any time amend, alter or discontinue our 2010 equity incentive plan. Amendments or alterations to our 2010 equity incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant. Any amendment, alteration or termination of our 2010 equity incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2010 equity incentive plan will continue in effect for a term of five years from the date of our board of directors approves the plan.

Authorized and Granted Awards

Our board of directors and shareholders authorized the issuance of up to 5,000,000 ordinary shares upon exercise of awards granted under our 2010 equity incentive plan. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price of US$8.4, or 60% of the price to public of US$14.00, per ADS, each representing one ordinary share, and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than five years from their grant date.

The following table summarized the outstanding options we granted to our directors and executive officers under our 2010 equity incentive plan as of the date of this annual report:

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yiguo Hao	*(1)	$8.400	September 30, 2010	September 29, 2015

Manfred Loong	*(1)	$8.400	September 30, 2010	September 29, 2015

Renjing Cao	*(1)	$8.400	September 30, 2010	September 29, 2015

Jinfa Wang	*(1)	$8.400	September 30, 2010	September 29, 2015

Jiawan Cheng	*(1)	$8.400	September 30, 2010	September 29, 2015

Yunshan Jin	*(1)	$8.400	September 30, 2010	September 29, 2015

Xianzhong Zhang	*(1)	$8.400	September 30, 2010	September 29, 2015

Other employees as a group(2)	2,920,000	$8.400	September 30, 2010	September 29, 2015

Total	4,600,000	$8.400	September 30, 2010	September 29, 2015

(1)	Upon exercise of all options granted, would beneficially own less than 1.0% of our total outstanding ordinary shares.
(2)	None of these employees is our director or executive officer.

Employee Pension and Other Retirement Benefits

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on certain percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB5.2 million, RMB11.2 million and RMB21.1 million (US$3.2 million) for 2008, 2009 and 2010, respectively, which were recorded in our cost of sales, operating expenses and inventory. We failed to make these contributions in full and underpaid RMB4.1 million, RMB7.6 million and RMB8.1 million (US$1.2 million) in 2008, 2009 and 2010, respectively. The aggregate amount due reached approximately RMB5.2 million, RMB12.8 million and RMB20.9 million (US$3.2 million) as of December 31, 2008, 2009 and 2010, respectively, which amounts were recorded as accrued expenses and other payables. Currently we do not have plans to settle such underpayments. Under PRC laws and regulations, any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may claim compensation from us. Such fines or other penalties may be imposed upon us for a period of up to two years from the time of violation.

C.	Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company in accordance with the Companies Law and our memorandum and articles of association;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Audit Committee

Our audit committee initially consisted of Mr. Ted Lee, Mr. Dabing Zhou and Mr. Song Wang. Mr. Ted Lee is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that Mr. Ted Lee and Mr. Dabing Zhou of the audit committee are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee initially consisted of Mr. Ted Lee, Mr. Dabing Zhou and Mr. Song Wang. Our board of directors has determined that Mr. Ted Lee and Mr. Dabing Zhou of the compensation committee are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee initially consisted of Mr. Ted Lee, Mr. Dabing Zhou and Mr. Chuanwei Zhang. Our board of directors has determined that Mr. Ted Lee and Mr. Dabing Zhou of the corporate governance and nominating committee are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy of the board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In addition, our board of directors has adopted a set of corporate governance guidelines, which reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law or our second amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors are elected by and serve at the discretion of our shareholders. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time without cause.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that (i) during the term of his or her employment with us and two years thereafter, not to, directly or indirectly, serve, invest or assist in any business that competes with our business or to engage in any marketing and selling activities for products that are same or similar to our products, provided that we agree to pay no less than half of their total annual compensation, prorated for their period of employment with us if such period is less than one year and (ii) at any time after their employment with us, not to solicit any of our officers, directors or employees.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to the board’s consideration and vote on such contract or transaction.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third-party.

D.	Employees

We had 1,181, 1,628 and 2,466 employees as of December 31, 2008, 2009 and 2010, respectively. We do not have any part-time employees. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of December 31, 2010:

	Number of Employees	Percentage of total
Manufacturing and assembly	1,387	56.2%
Research and development	111	4.5%
Technology support	189	7.7%
Engineering and service	206	8.4%
Management and administration	256	10.4%
Operations and quality control	183	7.4%
Logistic and support staff	43	1.7%
Marketing and sales	56	2.3%
Procurement	35	1.4%

Total	2,466	100.0%

A labor union of our employees was established in 2009 that represents employees with respect to labor disputes and other employee matters. The labor union does not represent employees for the purpose of collective bargaining. Our employees are not covered by any collective bargaining agreement. We have not experienced any major disputes with our employees and we believe that we maintain a good working relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 11, 2011, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Chuanwei Zhang(1)	28,731,300	22.98
Xian Wang(2)	1,626,800	1.30
Song Wang(3)	564,400	0.45
Jinfa Wang	—	—
Niccolo Magnoni(4)	13,297,900	10.64
Manfred Loong	—	—
Yiguo Hao	—	—
Renjing Cao	—	—
Yunshan Jin	—	—
Jiawan Cheng	—	—
Xianzhong Zhang	—	—
All directors and executive officers as a group	44,220,400	35.38
Principal Shareholders:
Rich Wind Energy Three Corp.(5)	19,755,000	15.80
Clarity Investors(6)	16,467,500	13.17
China Opportunity S.A. SICAR(7)	13,297,900	10.64
ICBC International Investment Management Limited(8)	10,985,400	8.79
First Windy Investment Corp.(9)	8,976,300	7.18

(1)

Includes 19,755,000 ordinary shares held by Rich Wind Energy Three Corp. and 8,976,300 ordinary shares held by First Windy Investment Corp., each a British Virgin Islands Company. Rich Wind Energy Three Corp. is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three Corp. on all matters of Mingyang requiring shareholder approval. First Windy Investment Corp. is wholly owned by Mr. Zhang and Mr. Zhang is the sole director of First Windy Investment Corp. on all matters of Mingyang requiring shareholder approval. Mr. Zhang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

(2)

Represents the 1,626,800 ordinary shares held by Second Windy Investment Corp., a British Virgin Islands Company wholly owned by Mr. Xian Wang. Mr. Xian Wang is the sole director of Second Windy Investment Corp. on all matters of Mingyang requiring shareholder approval. Mr. Xian Wang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

(3)

Represents the 564,400 ordinary shares held by Third Windy Investment Corp., a British Virgin Islands Company wholly owned by Mr. Song Wang. Mr. Song Wang is the sole director of Third Windy Investment Corp. on all matters of Mingyang requiring shareholder approval. Mr. Song Wang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

(4)

Includes 13,297,900 ordinary shares held by China Opportunity S.A. SICAR. While Mr. Magnoni, as chairman of the board of China Opportunity S.A. SICAR, may be deemed to control the voting and investment power over the shares held by China Opportunity S.A. SICAR, Mr. Magnoni disclaims beneficial ownership of the shares held by China Opportunity S.A. SICAR, except to the extent of his pecuniary interests therein.

(5)

Rich Wind Energy Three Corp., a British Virgin Islands company, is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three Corp. on all matters of Mingyang requiring shareholder approval and has the voting and investment power with respect to our ordinary shares held by Rich Wind Energy Three Corp. The business address of Rich Wind Energy Three Corp. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)

Represents the 14,160,900 ordinary shares held by Clarity China Partners, L.P., 1,863,000 ordinary shares held by Clarity MY Co-Invest, L.P. and 443,600 ordinary shares held by Clarity China Partners (AI), L.P., each an exempted limited partnership duly formed and validly existing under the laws of the Cayman Islands and each controlled by its general partner, Clarity China GenPar, L.P., an exempted limited partnership duly formed and validly existing under the laws of the Cayman Islands. Clarity China GenPar, L.P. is in turn controlled by its general partner, Clarity China GenPar Ltd., a company duly formed and validly existing under the laws of the Cayman Islands, which controls the voting and investment power over our ordinary shares owned by Clarity China. We are not aware of any other individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by Clarity China. The business address of the three entities is Suite 2101, Capital Mansion, 6 Xin Yuan Nan Road, Chaoyang, Beijing 100004 China.

(7)

China Opportunity S.A. SICAR, a Luxemburg company, is collectively owned by SOPAF S.p.A., Citco Global Custody S.A., Fondazione CRT, B&D Finance 2 S.A., Banca Popolare di Milano, Filaine S.A., Mr. Giuliano Daddi, Vinifin International S.A., Taggia XCVIII—Consultadoria e Partecipacoes Unipessoal, Lda, Mr. Alberto Colussi and Jove Invest S.r.l. We are not aware of any individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by China Opportunity S.A. SICAR. The business address of China Opportunity S.A. SICAR is 37, Rue D’Anvers, L-1130, Luxembourg.

(8)

ICBC International Investment Management Limited, a British Virgin Islands Company, is wholly-owned by ICBC International Holdings Limited. We are not aware of any other individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by ICBC International Investment Management Limited. The business address of ICBC International Investment Management Limited is Level 18, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

(9)

First Windy Investment Corp., a British Virgin Islands Company, is wholly-owned by Mr. Chuanwei Zhang. Mr. Zhang is the sole director of First Windy Investment Corp. on all matters of Mingyang requiring shareholder approval and has the voting and investment power with respect to our ordinary shares held by First Windy Investment Corp. The business address of First Windy Investment Corp is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of April 11, 2011, other than the 20.0% of our ordinary shares underlying our ADSs which were held by Citibank, N.A.— Hong Kong, as the custodian on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ADSs, representing 25,000,000 ordinary shares, or 20.0% of our total issued and outstanding ordinary shares, were held by one registered holder of record in the United States. Since these ADSs are held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Mingyang Electrical

Mingyang Electrical was a 37.52% shareholder of Guangdong Mingyang prior to November 2009, when it transferred 36.52% of Guangdong Mingyang’s equity interest to Wiser Tyson. Upon the completion of capital increase in Guangdong Mingyang by Mingyang Wind Power Investment Holding (Tianjin) Co., Ltd. which currently owns 15.66% equity interest in Guangdong Mingyang, Mingyang Electrical currently owns 0.84% of equity interest of Guangdong Mingyang. In addition, Mingyang Electrical was founded and is majority-owned by Mingyang Electrical Appliances, an entity wholly owned by Mr. Chuanwei Zhang, our chairman and chief executive officer. Mr. Zhang is a director and chief executive officer of Mingyang Electrical and Mingyang Electrical Appliances.

Wind Turbine Sales and Service Provision

In 2007, Mingyang Electrical, our then controlling shareholder, entered into four wind turbine sales contracts with third-party customers on our behalf in order to benefit from established reputation of Mingyang Electrical in the industry. Under these contracts, Mingyang Electrical was required to deliver wind turbines and provide technical and maintenance support services. When we formally commenced commercial production in 2008, we entered into back-to-back agreements with Mingyang Electrical in connection with two of these wind turbine sales contracts, under which we agreed to deliver the wind turbines and provide related technical and maintenance support services during the warranty period, as provided under the wind turbine sales contracts, directly to the third-party customers. Mingyang Electrical acted as an agent in these transactions and retained 1% of the total contract amount of the wind turbine sales contracts to cover its costs, which amounted to RMB614.5 million including VAT. In connection with the remaining two wind turbine sales contracts, we re-entered into contracts directly with the end customers in April 2009 with the same terms and provisions as those under the original sales contracts. The aggregate contract price including VAT under these two sales contracts is RMB602.9 million.

For the years ended December 31, 2008, 2009 and 2010, we generated revenue from sales of wind turbines through Mingyang Electrical in the amount of RMB111.6 million, RMB395.7 million and nil, respectively, and revenue from the provision of technical and maintenance support services in the amount of nil, RMB1.0 million and RMB3.5 million (US$0.5 million), respectively. Trade receivables from Mingyang Electrical in connection with the wind turbine sales contracts reached RMB335.5 million, RMB204.2 million and RMB135.2 million (US$20.5 million) as of December 31, 2008, 2009 and 2010, respectively. Starting from 2008, we entered into wind turbine sales contracts with customers directly and we do not expect to enter into similar transactions with Mingyang Electrical in the future.

Purchase of Raw Materials and Components

At the early stage of our operation, Mingyang Electrical also entered into raw material and component purchase contracts on our behalf before we completed relevant procedures with foreign exchange authorities for importing such raw materials and components. We in turn purchased raw materials and components from Mingyang Electrical in the amount of RMB13.2 million, RMB5.2 million, RMB8.1 million and RMB2.2 million (US$0.3 million) in the years ended December 31, 2007, 2008, 2009 and 2010, respectively. Mingyang Electrical did not retain agent fees in connection with these purchases. Trade and other payables to Mingyang Electrical in connection with these raw material and component purchases were RMB31,000, RMB2.7 million and RMB0.5 million (US$0.1 million) as of December 31, 2008, 2009 and 2010, respectively. Starting from 2009, we have entered into all of the supply contracts directly with our suppliers. As of the date of this annual report, we did not enter into any new supply contract with Mingyang Electrical and we do not expect to enter into similar supply contracts in the future.

Leases and Property Management

We leased plant and buildings from Mingyang Electrical under lease agreements and engaged Mingyang Electrical for the management of certain of our properties. Our lease expense and property management fees amounted to RMB1.3 million, RMB4.4 million, RMB4.9 million and RMB8.4 million (US$1.3 million) during the years ended December 31, 2007, 2008, 2009 and 2010, respectively, of which RMB3.3 million, RMB2.0 million and RMB0.7 million (US$0.1 million) remained unpaid as of December 31, 2008, 2009 and 2010, respectively. We have renewed the lease agreement for a term ended on March 1, 2011 to lease properties from Mingyang Electrical and engaged it for the property management on terms and conditions we believe are comparable to those with third parties.

Licenses of Intellectual Property Rights

Mingyang Electrical entered into a consignment design and development contract on April 19, 2006 with aerodyn Energiesysteme, under which Mingyang Electrical obtained exclusive license rights to own and use all the work products of the 1.5MW wind turbine, either initially developed and delivered by aerodyn Energiesysteme or subsequently co-developed by both parties, while aerodyn Energiesysteme would retain exclusive rights to its computer programs used as a part of the development and design platform. On May 20, 2007, Mingyang Electrical transferred to us all of its rights and obligations relating to the 1.5MW wind turbine technologies under this contract, including all the technical documents, specification, manuals and drawings, for a consideration of RMB20.7 million, which amount was paid to Mingyang Electrical in full in 2008.

Under a license agreement with aerodyn Energiesysteme dated June 30, 2007, Mingyang Electrical obtained a non-exclusive license from aerodyn Energiesysteme to manufacture and sell the rotor blades for our 1.5MW wind turbines in China. In exchange, Mingyang Electrical would make an upfront royalty payment and an annual support fee based on the number of molds used in production. Mingyang Electrical transferred its rights and obligations under this license agreement to us on November 16, 2009 for a consideration of RMB4.8 million, which was paid to Mingyang Electrical in full in 2009.

In October 2006, we entered into a patent license agreement with Mingyang Electrical under which we obtained the exclusive license to use a patent for electrical system for a five-year term from October 5, 2006 to October 5, 2011. We agreed to pay Mingyang Electrical a license fee, which was later on exempted by Mingyang Electrical under a supplemental agreement dated May 16, 2009.

We obtained an exclusive license to use Mingyang Electrical’s trademark under an exclusive license agreement dated January 18, 2010. Under the trademark license agreement, we licensed from Mingyang Electrical the right to use its brand name and logo from January 18, 2010 to November 27, 2019 for an annual fee of RMB5,000. In addition, Mingyang Electrical is in the process of applying for a new trademark of the brand name and logo of Mingyang Wind Power which is similar to the logo we currently license from Mingyang Electrical. The application for the registration of the trademark must be made by Mingyang Electrical, the original owner of the similar registered trademark, under the relevant PRC rules. The application was accepted by the National Trademark Office in March 2010. We entered into a trademark license agreement with Mingyang Electrical in April 2010 for the exclusive use of this new trademark for a term of ten years, from the date of official grant of this new trademark. We agreed to pay Mingyang Electrical an annual fee of RMB5,000 under the license agreement.

Cash Advances and Guarantees

We obtained short-term borrowings from Mingyang Electrical during the three-year period ended December 31, 2010. These loans were unsecured and bore interest rates ranging from 5.31% to 7.47% per annum. The outstanding principal amount under the short-term borrowings was RMB6.7 million as of December 31, 2006, which was repaid in full in 2007. In 2008, we borrowed additional RMB111.7 million under a loan agreement, but repaid RMB58.2 million, increasing the aggregate outstanding principal amount under the short-term borrowings to RMB53.5 million as of December 31, 2008. We repaid the outstanding principal amount of RMB53.5 million in full under these short-term borrowings in 2009 and all related interest expense of RMB2.8 million (US$0.4 million) in 2010. By using the receivables to be collected from a customer under one of the wind turbine sales contracts entered into by Mingyang Electrical on our behalf, Mingyang Electrical entered into a financial factoring agreement with a domestic commercial bank on our behalf in January 2009. By using the cash receivables from the bank, in January 2009, Mingyang Electrical subsequently entered into a loan agreement with us in the principal amount of RMB178.0 million. The loan provided by Mingyang Electrical was unsecured and bore an effective interest rate of 5.95% per annum with a term of 14 months. We repaid the principal amount of RMB178.0 million in full and the related interest of RMB10.6 million in August 2009. There are no outstanding borrowings from Mingyang Electrical as of the date of this annual report.

In May 2008, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang became the guarantor for Mingyang Electrical and Mingyang Longyuan, a wholly owned subsidiary of Mingyang Electrical, for their credit facilities in the amount of RMB180.0 million as well as other expenses the lender may incur for collection of any amount overdue in exchange for a cross guarantee Mingyang Electrical gave Guangdong Mingyang. The bank loans were repaid in full by Mingyang Electrical and Mingyang Longyuan and the guarantee expired on December 31, 2009. In March 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for the factoring business engaged in by Mingyang Electrical for a potential maximum obligation of RMB100.0 million. In October 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Mingyang Electrical and Mingyang Longyuan in the aggregate amount of RMB180.0 million. These two guarantees will both expire on December 31, 2012.

In the three-year period ended December 31, 2010, Mingyang Electrical provided guarantees for several credit facilities we borrowed from commercial banks. As of December 31, 2010, we had unsecured bank loans in the amount of RMB280.0 million (US$42.4 million) that remained unpaid, among which RMB80.0 million (US$12.1 million) was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang, and RMB100.0 million (US$15.2 million) was guaranteed by Mingyang Electrical. We had also secured bank loans amounted to RMB 110.0 million (US$16.7 million) which was pleadged by trade receivables jointly guaranteed by Minyang Electrical and Mr. Chuanwei Zhang.

Acquisitions

In January 2010, through Guangdong Mingyang, we acquired all of the equity interest in Zhongshan Mingyang Wind Power Equipment Co., Ltd. from Mingyang Electrical for a cash consideration of RMB50.0 million (US$7.6 million) which was paid in full by June 2010.

In January 2010, we entered into two land use right transfer agreements with Mingyang Electrical in connection with the acquisition of two parcels of land in Zhongshan, with an aggregate area of 26,805 square meters and 42,678 square meters, respectively. These parcels of land have been used for the expansion of our SCD wind turbine manufacturing facility. The total considerations for the transfer under the transfer agreements were RMB12.9 million (US$2.0 million) and RMB20.5 million (US$3.1 million), respectively, which was fully paid by the end of 2010. We have also acquired the manufacturing plant at a consideration of RMB55.4 million (US$8.4 million) and purchased certain machinery of RMB1.1 million (US$0.2 million) from Mingyang Electrical in 2010, of which RMB40.9 million (US$6.2 million) remaind unpaid as of December 31, 2010. We expect to settle the outstanding amount in the second quarter of 2011.

Transactions with Jinneng Mingyang

Jinneng Mingyang is 34.94% owned by us with the remaining 65.06% owned by Tianjin Jinneng. In 2010, we entered into two operating lease with Jinneng Mingyang for the lease of plant and buildings for our manufacturing facilities in Tianjin. The rent expenses under these lease agreements was RMB24.4 million (US$3.7 million) for the year ended December 31, 2010, which was paid in full by the end of 2010. Under these lease agreements, we made a deposit of RMB0.9 million (US$0.1 million) to Jinneng Mingyang as of December 31, 2010.

Guarantee Provided to Jinneng Mingyang

In November 2009, Guangdong Mingyang entered into a guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which, Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinneng, the other shareholder, in proportion to their respective equity ownership in Jinneng Mingyang, for credit facilities in a total amount of RMB190.0 million (US$28.8 million) borrowed by Jinneng Mingyang in order to assist Jinneng Mingyang in obtaining bank loans. The guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans and will expire on November 19, 2016.

Transactions with Inner Mongolia Equipment

Inner Mongolia Equipment is 33% owned by us with the remaining 67% owned by a third natural person. During 2010, we received RMB5.0 million (US$0.8 million) from Inner Mongolia Equipment for license of the unpatented wind turbine technologies for the manufacturing of wind turbines.

Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities

Mr. Chuanwei Zhang is our founder, chairman and chief executive officer. As of the date of this annual report, Mr. Zhang, beneficially owns approximately 22.98% of our outstanding ordinary shares through our 15.80% shareholder, Rich Wind Energy Three Corp., an entity wholly-owned by Ms. Ling Wu, Mr. Zhang’s spouse, and our 7.18% shareholder, First Windy Investment Corp., an entity wholly-owned by Mr. Zhang.

Cash Advances and Guarantees of Mr. Chuanwei Zhang

In July 2008, Guangdong Mingyang transferred its 90% equity interest in Tianjin New Energy to Mr. Zhang for a cash consideration of RMB18.0 million and the remaining 10% equity interests to Mr. Xian Wang, our senior vice president, for a cash consideration of RMB2.0 million. Prior to the transfer, Tianjin New Energy was set up by Guangdong Mingyang in 2008 with registered capital of RMB20.0 million and did not conduct any operations. In September 2009, Mr. Xian Wang transferred his 10% equity interest in Tianjin New Energy to Mr. Chuanwei Zhang under agreement for a consideration of RMB2.0 million and as a result, Mr. Zhang assumed the payment obligation which remained unpaid as of December 31, 2009. Mr. Zhang repaid the outstanding amounts in full in March 2010.

In addition, we made cash advances to Mr. Zhang under oral agreements for business activities for our company from time to time, which were repaid on a rolling basis. The balance of cash advanced to Mr. Zhang, excluding the purchase amount of RMB20.0 million for the equity interest in Tianjin New Energy, was RMB0.2 million and RMB4.2 million as of December 31, 2008 and 2009, respectively. In 2010, we made additional cash advances in an aggregate amount of RMB3.1 million (US$0.5 million) to Mr. Zhang. Mr. Zhang repaid the outstanding amounts under all cash advances in full by the end of 2010.

For the three years ended December 31, 2010, Mr. Zhang provided guarantees for several credit facilities we borrowed from commercial banks. As of December 31, 2010, we had unsecured bank loans in the amount of RMB280.0 million (US$42.4 million) that remained unpaid, among which RMB80.0 million (US$12.1 million) was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang and RMB100.0 million (US$15.2 million) was guaranteed by Mingyang Electrical.

Transactions with REnergy

REnergy is 70% owned by Mingyang Energy Investment, an entity that is 99% owned by Mr. Zhang. REnergy engages in the manufacture, sales and research and development of electrical system equipment.

We purchased electric control system, pitch control system and frequency converters from REnergy of approximately RMB21.6 million and RMB171.5 million in the years ended December 31, 2008 and 2009, respectively, of which RMB16.0 million remains unpaid as of December 31, 2009. In 2010, we purchased additional components from REnergy in the amount of RMB506.1 million (US$76.7 million).

We also sold raw materials for the amount of RMB2.3 million to REnergy in 2009. We believe our transactions with REnergy were conducted in the ordinary course of business on terms of conditions comparable to those with third parties.

In February 2010, we entered into a toll manufacturing agreement with REnergy under which REnergy will supply electrical control cabinets which contain electrical control systems for our MY1.5s and MY1.5se wind turbines using our proprietary technologies and our brand name in the amount and according to the specifications as we request, in exchange for an agreed upon processing fee. Under the agreement, REnergy is responsible for the transportation costs and insurance expenses. The toll manufacturing agreement has a term of one year and may be renewed as mutually agreed by both parties. We believe that the terms and conditions of the toll manufacturing agreement with REnergy are comparable to those of the contracts with third parties.

REnergy made interest-free borrowings in an aggregate amount of RMB18.0 million to us under oral arrangements for our daily operations and business expansion in 2008. These cash advances were unsecured and payable on demand. We repaid RMB10.0 million and RMB8.0 million to REnergy in 2009 and 2010, respectively.

As of December 31, 2009, the amount due from REnergy of RMB0.7 million represented the receivable from sale of raw materials, and the amount due to REnergy of RMB16.0 million represented payable for purchase of raw material, which was fully settled in 2010. As of December 31, 2010, the amount due from REnergy of RMB15.2 million (US$2.3 million) represented the prepayment for purchase of raw materials, and the amount due to REnergy of RMB66.1 million (US$10.0 million) represented payable for purchase of raw material.

Transactions with Mingyang Longyuan

Mingyang Longyuan is a wholly owned subsidiary of Mingyang Electrical, which engages in the manufacture and research and development of high and low voltage frequency converter and electric equipment.

In November 2008, we obtained an interest free loan in the principal amount of RMB1.5 million from Mingyang Longyuan under an oral agreement for working capital purposes and repaid the loan in full by the end of that month.

In January 2009, we extended to Mingyang Longyuan a one-year interest free loan under a loan agreement in the principal amount of RMB0.7 million, which was repaid in full by February 2010.

In 2008 and 2009, Guangdong Mingyang provided several guarantees for Mingyang Longyuan for its credit facilities. See “—Transactions with Mingyang Electrical—Cash Advances and Guarantees.”

As of December 31, 2010, we had unsecured bank loans of RMB280.0 million (US$42.4 million), of which RMB80.0 million (US$12.1 million) was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang and RMB100.0 million (US$15.2 million) was guaranteed by Mingyang Electrical.

During the year ended December 31, 2010, we purchased raw materials of RMB5.2 million (US$0.8 million) from Mingyang Longyuan. During the year ended December 31, 2010, we provided interest-free advances of RMB0.4 million (US$60,606) to Mingyang Longyuan. RMB1.0 million (US$0.2 million) was collected from Mingyang Longyuan during the year ended December 31, 2010. As of December 31, 2010, the amount due from Mingyang Longyuan of RMB15.1 million (US$2.3 million) represented prepayment for purchase of raw materials of RMB14.9 million (US$2.3 million) and interest-free advances of RMB0.2 million (US$30,303) provided by us. The amount due to Mingyang Longyuan of RMB1.9 million (US$0.3 million) represented payable for purchase of raw materials.

Transactions with Mingyang Energy Investment

Zhongshan Mingyang Energy Investment Co., Ltd., or Mingyang Energy Investment, is 99% owned by Mr. Zhang and engages in the provision of investment and consulting services for the energy equipment industry.

Zhongshan Blade was incorporated on October 10, 2007 by Mingyang Energy Investment and Shanghai Xinlian Investment Co., Ltd., or Shanghai Xinlian Investment, each then owning 60% and 40% equity interests of Zhongshan Blade, respectively. On October 20, 2008, we, through our subsidiary Guangdong Mingyang, entered into two share transfer agreements with Mingyang Energy Investment and Shanghai Xinlian Investment, respectively, to acquire a 40% equity interest in Zhongshan Blade from Shanghai Xinlian Investment for a cash consideration of RMB20.0 million and a 60% equity interest in Zhongshan Blade from Mingyang Energy Investment for a cash consideration of RMB30.0 million. In December 2008, Guangdong Mingyang transferred its 100% equity interest in Zhongshan Blade to its wholly-owned subsidiary, Tianjin Mingyang Wind Power Blades Technology Co., Ltd., or Tianjin Blade, for a consideration of RMB50.0 million.

We leased properties from Mingyang Energy Investment. We also engaged Mingyang Energy Investment to manage certain of our properties. The lease agreements and property management agreements typically had a one-year term and were renewed annually. The rent expense and property management fees were RMB3.0 million and RMB3.0 million (US$0.5 million) for the years ended December 31, 2009 and 2010, respectively, of which RMB3.0 million and RMB0.7 million (US$0.1 million) remained unpaid as of December 31, 2009 and 2010, respectively. We believe the terms and conditions under these transactions are comparable to those with third parties.

Since 2009, we started to engage Mingyang Energy Investment to provide services in our sales promotion by, among other things, assisting us in entering into sales contracts and assisting our customers in obtaining lease financing from commercial banks. In order to obtain continuous services from Mingyang Energy Investment, we entered into a framework agreement with it for a three-year term from December 1, 2009 to November 2012, under which Mingyang Energy Investment agreed to provide such assistance for our customers and commission fees payable to Mingyang Energy Investment will be calculated on a project-by-project basis. Under these arrangements, we are generally able to collect approximately 90% of advance payments from our customers who have entered into lease financing agreements. Upon receipt of payments from our customers, we will pay Mingyang Energy Investment a commission equal to an amount ranging from 1.4% to 3.0% of the advance payments that our customers make to us. For the years ended December 31, 2009 and 2010, the commission expense under these arrangements amounted to RMB15.3 million and RMB6.0 million (US$0.9 million), respectively. As of December 31, 2009, commission expense in the amount of RMB3.1 million remained unpaid. We had setted the outstanding amount by the end of 2010.

Transactions with Tianjin New Energy

Tianjin New Energy is wholly-owned by Mr. Zhang and engages in the investment and consulting services for the wind power project management and wind power equipment manufacturing industry.

In March 2008, Tianjin New Energy made cash advances under oral agreements in the aggregate amount of RMB19.0 million to us for our working capital purposes, which were unsecured and interest free. We repaid the amount in full in 2009. In July 2008, we borrowed RMB18.0 million from Tianjin New Energy for working capital purposes under a loan agreement. This loan was unsecured and bore an interest rate of 7.47% per annum with a term of six months. We repaid the principal amount together with related interest under these loans in full in 2009. In May 2009, we obtained another short-term loan from Tianjin New Energy under a loan agreement in the principal amount of RMB18.0 million for working capital purposes. This loan was unsecured and bore an interest rate of 5.31% per annum with a term of three months. We repaid this loan and accrued interest in full in 2009.

In 2010, we made cash advances of RMB46,610 (US$7,062) to Tianjin New Energy under oral agreements which remained unpaid as of December 31, 2010. We expect to receive the repayment in the second quarter of 2011.

Transactions with Mingyang Electrical Appliances

Mingyang Electrical Appliances is wholly-owned by Mr. Zhang and is the holding company of Mingyang Electrical.

Mingyang Electrical Appliances made cash advances under oral agreements in an aggregate amount of RMB8.2 million to us for our working capital and business expansion purposes in 2008. These cash advances were unsecured, interest free and payable on demand. We repaid these cash advances in full in 2009.

In April 2009, we borrowed RMB160.0 million from Mingyang Electrical Appliances under a short-term loan agreement for our working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% with respect to a related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, we early repaid a principal amount of RMB100.0 million under this loan. In January 2010, we borrowed an additional RMB100.0 million (US$15.2 million) from Mingyang Electrical Appliances under a loan agreement. This loan mirrored the terms of the previous loan we entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. The interest expense under the loan agreement amounted to RMB17.4 million and RMB3.6 million (US$0.5 million) for the years ended December 31, 2009 and 2010, respectively. The amount due to Mingyang Electrical Appliances as of December 31, 2009 represented the outstanding principal amount of the short-term borrowing of RMB60.0 million and the related interest expense of RMB17.4 million. We repaid the outstanding amount and the accrued interest under both loans to Mingyang Electrical Appliances in full in March 2010.

In addition, Mingyang Electrical Appliances also made interest free cash advances to us under oral agreements for our working capital purposes from time to time, which was repaid on a rolling basis. As of December 31, 2010, there was no outstanding cash advance to be repaid to Mingyang Electrical Appliances.

Transactions with Jilin Datong

Jilin Datong Group Company Limited, or Jilin Datong, is a former noncontrolling interest shareholder of Jilin Mingyang, one of our consolidated subsidiaries.

Jilin Mingyang acquired a land use right under a land use right transfer agreement for a parcel of land in September 2008 in anticipation of further business cooperation with us from Jilin Datong for a cash consideration of RMB4.2 million of which, RMB3.1 million remained unpaid as of December 31, 2008 and 2009. On April 1, 2010, we entered into a share transfer agreement with Jilin Datong to acquire all of its equity interest in Jilin Mingyang for a consideration of approximately RMB8.7 million.

In June 2008, Jilin Mingyang contracted Jilin Datong to complete part of the engineering construction work for our Jilin facility under a contracting agreement. Jilin Mingyang agreed to pay consideration, excluding related tax expense and an amount payable to the general contractor of this construction project, of RMB9.6 million, of which we paid RMB8.8 million in 2008, with RMB0.8 million remained outstanding as of December 31, 2008 and 2009. Such transaction was made in the ordinary course of business and on terms and conditions comparable to those with third parties. We had settled such outstanding amount by the end of 2010.

In May 2008, we leased office buildings from Jilin Datong under a lease agreement with a term of eight months. Our lease and related expenses amounted to RMB80,000, of which RMB20,000 was paid off in 2008. We repaid the remaining amount in 2009.

According to a valuation report issued in February 2010, the value of the land use right used by Jilin Datong for its capital contribution in-kind in Jilin Mingyang was assessed to be approximately RMB11.4 million at the valuation date, representing 11.42% of the registered capital of Jilin Mingyang. On April 1, 2010, we entered into a share transfer agreement with Jilin Datong to acquire all of its equity interest in Jilin Mingyang for a consideration of approximately RMB8.7 million. We made the outstanding capital contribution and acquired 100% of the equity interest in Jilin Mingyang.

Transactions with Other Management

Historically, we made cash advances from time to time, usually under oral agreements, to our key management for business activities for our company, which were repaid on a rolling basis. After we became a public company, we do not provide additional cash advances to our key management.

Mr. Xian Wang

Mr. Xian Wang is our director and senior vice president. In July 2008, Guangdong Mingyang transferred its 10% equity interest in Tianjin New Energy to Mr. Xian Wang for a cash consideration of RMB2.0 million, which remained outstanding as of December 31, 2008. In September 2009, Mr. Wang transferred his 10% equity interest in Tianjin New Energy to Mr. Chuanwei Zhang under a share transfer agreement for a consideration of RMB2.0 million, and as a result, Mr. Zhang assumed the payment obligation of RMB2.0 million, which was repaid in full in June 2010.

The balance of cash advances made to Mr. Xian Wang for business purposes, excluding the payment obligation of RMB2.0 million for the share transfer of Tianjin New Energy, was RMB0.4 million and RMB0.4 million as of December 31, 2008 and 2009, respectively. We made cash advances to Mr. Xian Wang under oral agreements in the aggregate amount of RMB202,000 (US$30,606) in 2010. Mr. Xian Wang repaid the total outstanding amount by the end of 2010.

Mr. Song Wang

Mr. Song Wang is our director and senior vice president. The balance of cash advances made to Mr. Song Wang under oral agreements for business purposes was RMB1.1 million and RMB0.9 million as of December 31, 2008 and 2009, respectively. In 2010, we made additional cash advances to Mr. Song Wang of RMB0.1 million (US$15,152) to Mr. Song Wang, which were repaid in full by the end of 2010.

Mr. Buning Wu

In 2008, we made a cash advance to Mr. Buning Wu under oral agreements for business purposes in the amount of RMB99,000. Mr. Wu repaid the outstanding amount in full in the first quarter of 2010.

Other Key Management

We also made cash advances to other key management under oral agreements for their business activities. The balance of these advances amounted to RMB1.5 million, RMB2.5 million and nil as of December 31, 2008, 2009 and 2010, respectively.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officer” and see “—Related Party Transactions” included elsewhere in this annual report.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2010 Equity Incentive Plan.”

Registration Rights Agreement

We entered into a registration rights agreement with all of our then existing shareholders in September 2010, under which we granted those shareholders certain registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

Under the terms of the registration rights agreement, from the date that is six months after our initial public offering, our then existing shareholders holding at least 10% of our registrable securities then outstanding may, on no more than three occasions, require us to effect the registration and/or qualification for sale of all or part of the registrable securities then outstanding. Any such registration and/or qualification for sale must be in connection with an offering with no less than US$35.0 million aggregate gross proceeds.

Registrable securities are (i) all of our ordinary shares issued to our existing shareholders prior to the completion of our initial public offering, (ii) any of our ordinary shares issued as a dividend and (iii) any of our ordinary shares otherwise acquired by the investors, including without limitation ordinary shares acquired through share split, share dividend, recapitalization or a similar event. We will not be obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to provisions regarding demand registration or Form F-3 registration, or in which the holders of registrable securities had an opportunity to participate pursuant to the provisions relating to piggyback registration. We will have no obligation to effect more than three registrations.

Our existing shareholders also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by our existing shareholders when we register any ordinary shares, but excluding or any registration relating to any employee benefit plan or relating to a corporate reorganization.

After our initial public offering, if we are qualified to use Form F-3, our existing shareholders holding at least 10% of our registrable securities then outstanding may request in writing that we effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities then outstanding. In such case, we will be obligated to effect, as soon as practicable, such registration and all such qualifications and compliance as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such holder’s registrable securities as are specified in such request together with all or such portion of the registrable securities of any other holder or holders joining in such request as are specified in a written request given within 15 business days after we provide the notice; provided, however, that we will not be obligated to effect any such registration, qualification or compliance pursuant to provisions regarding Form F-3 registration:

•	entitled to inclusion in such registration, propose to sell registrable securities and such other securities, if any, at an aggregate price to the public of less than US$35.0 million; or

•

if we have, within the six-month period preceding the date of such request, already effected a registration on Form-3 or in which the holders of registrable securities had an opportunity to participate pursuant to the provisions relating to piggyback registration.

Except as otherwise provided herein, there is no limit on the number of times the holders may request registration of registrable securities under these Form F-3 registration rights.

We are also not obligated to effect any demand registration or registration on Form F-3 if we furnish to the holders of registrable securities a certificate signed by our chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to be filed, in which event we have the right to defer such filing of the registration statement, for a period not to exceed 90 days after the receipt of the request to file such registration statement. We may not utilize this right more than once in any 12-month period.

If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, where the number of registrable securities included in an underwritten public offering under a demand registration is to be reduced, all shares that are not registrable securities including, without limitation, the registrable securities held by our directors, officers or employees, must be reduced before any registrable securities held by existing shareholders may be reduced, and in case of a piggyback registration, the number of shares that may be included in the registration will be allocated first to us and second to each requesting holder of registrable securities on a pro rata basis, however, the number of our ordinary shares that are included in such offering may not be reduced to less than 20% of the aggregate number of our ordinary shares requested to be included in such underwriting, even if this will cause us to reduce the number of shares we wish to offer.

Our then existing shareholders are generally required to bear all of the registration expenses incurred in connection with demand registrations, piggyback registrations and registrations on Form F-3provided that (i) where an offering of securities includes a primary offering by us, our existing shareholders shall bear the pro rata portion of expenses attributable to them based on the number of the registrable securities included in such registration, and (ii) we will use commercially reasonable efforts to minimize the amount of such expenses.

Notwithstanding the foregoing, we will have no obligations to effect the demand registration, piggyback registration and Form F-3 registration with respect to any registrable securities proposed to be sold by a holder of registrable securities in a registered public offering (i) three years after the consummation of our initial public offering, or (ii) if, in the reasonable opinion of our counsel confirmed in writing to the investors, all such registrable securities proposed to be sold without registration during any 90-day period under Rule 144.

As of the date of this annual report, we have not filed any registration statement under Form F-3 for the sale of our ADSs.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18. Financial Statements.

Legal and Administrative Proceedings

In 2008, our subsidiary, Jilin Mingyang, entered into a construction contract with Jilin Installation and Construction Co., Ltd., or Jilin Construction, under which Jilin Construction was responsible for the construction of manufacturing facilities and office buildings for Jilin Mingyang. The contract did not specify the total amount for this construction project. The construction work was completed in 2008 and Jilin Mingyang paid approximately RMB14.0 million to Jilin Construction. However, Jilin Construction requested for an additional payment up to approximately RMB8.0 million based on its estimation of the total cost of the contraction work. In September 2009, Jilin Construction brought a lawsuit at local court against Jilin Mingyang, claiming the additional amount for the construction work from Jilin Mingyang. Subsequently on February 10, 2010, Jilin Mingyang reached a settlement agreement with Jilin Construction, under which Jilin Mingyang made a final payment in the amount of RMB6.0 million to Jilin Construction. On the same date, upon the receipt of such payment, Jilin Construction applied to withdraw the lawsuit. On February 10, 2010, the local court approved the withdrawal of the case. We are currently completing requisition procedures to obtain relevant property rights certificates for our manufacturing facilities and office buildings.

In January 2008, we entered into a lease agreement with Tianjin Feilong in connection with the lease of the manufacturing facility and ancillary buildings with an aggregate gross floor area of approximately 34,545 square meters. The total rent was RMB6.6 million for the two year term of the lease agreement from April 2008 to March 2010. As we ceased production in our existing Tianjin facility, we gave a two-month prior notice to Tianjin Feilong to terminate the lease agreement. On December 1, 2009, Tianjin Feilong brought a lawsuit in local court against us alleging breach of the lease agreement and claiming, among other things, specific monetary damages of approximately RMB3.6 million and other related losses. On December 28, 2009, we responded to the charge and brought a counterclaim against Tianjin Feilong. The case is currently being litigated in the local court.

Except for the above, we are currently not a party to, and we are not aware of any threat of, any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial conditions and results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, shareholders’ interests and any other factors our board of directors may deem relevant.

Since our incorporation, we have never declared or paid any dividends, nor do we have any present intention to pay any cash dividends on our ordinary shares for the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. Our ability to pay dividends depends on the ability of our subsidiaries to pay dividends to us. In particular, each of our PRC subsidiaries may pay dividends only out of any accumulated distributable profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our PRC subsidiaries, a certain percentage of each of our PRC subsidiaries’ after-tax profits are required to be set aside in a statutory common reserve fund. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires; an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) for our PRC subsidiaries, except for Guangdong Mingyang; or (ii) an appropriation of after-tax profit as decided by the board of directors of Guangdong Mingyang, a Sino-foreign joint venture; and the other fund appropriations are at our PRC subsidiaries’ discretion. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses and any applicable taxes and government charges, as provided in the deposit agreement. Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” For the period from October 1, 2010 to April 8, 2010, the trading price of our ADSs on New York Stock Exchange ranged from US$8.90 to US$14.70 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Sales Price
	High	Low
2010	$14.70	$9.52
Monthly Highs and Lows
October 2010	$14.70	$9.52
November 2010	$12.90	$10.00
December 2010	$11.64	$9.65
January 2011	$11.67	$9.05
February 2011	$10.96	$9.39
March 2011	$10.70	$8.90
April 2011 (through April 8)	$10.73	$9.56

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

For further information regarding our amended and restated memorandum and articles of association, see the section entitled “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-169256), which is incorporated by reference herein.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information of the Company” or elsewhere in this annual report.

D.	Exchange Controls

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;

Under the Exchange Rules, the Renminbi is convertible for current account items, including interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises in China, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by SAFE and other relevant government authorities.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that holds the ADSs as capital assets. This summary does not purport to address all possible tax consequences of the ownership of the ADSs and does not take into account the specific circumstances of any particular purchasers, some of which may be subject to special rules. This summary is based on the tax laws of Hong Kong as in effect on the date of this annual report.

Hong Kong profits tax

An ADS holder would be liable for profits tax in Hong Kong for its purchase and sale of the ADSs if the following three conditions are satisfied:

(i)	the ADS holder carries on a trade, profession or business in Hong Kong;

(ii)	the ADS holder derives profits from that trade, profession or business, other than profits arising from the sale of capital assets and

(iii)	those profits arise in or are derived from Hong Kong (i.e. the profits have a Hong Kong source).

If a liability arises, the normal profits tax rates applicable to corporations (for the year of assessment of 2009/2010) is 16.5% and the normal profits tax rates applicable to individual (for the year of assessment of 2009/2010) is 15%.

Dividends received on ADSs

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

Capital gains from the sale of ADSs

There is no tax on capital gains in Hong Kong. Any gains derived from the disposal of the ADSs acquired by the Investor for long-term investment will not be taxable in Hong Kong.

Stamp duty

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People’s Republic of China Taxation

Enterprise Income Tax

In accordance with the Foreign Investment Enterprise Income Tax Law and its implementation rules, an enterprise primarily engaged in manufacturing with at least 25% foreign investment was entitled to a two-year exemption from the enterprise income tax from its first two profitable years from PRC tax perspective and thereafter was entitled to a three-year 50% reduction in its applicable tax rate.

On March 16, 2007, the new EIT Law was enacted and became effective on January 1, 2008 when the FIE Income Tax Law and the Enterprise Income Tax Provisional Regulations of the PRC expired. The new EIT Law adopts a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revokes the prior tax exemption, reduction and preferential treatments only applicable to foreign-invested enterprises. However, certain enterprises established before the promulgation of the PRC Enterprise Income Tax Law that were entitled to preferential tax treatments for a fixed period would continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period was not commenced because of profit losses, it should be deemed to commence from 2008. Guangdong Mingyang was not entitled to the above described tax preferential treatment under the new EIT Law, because its foreign equity percentage was less than 25% during the effectiveness of the PRC Enterprise Income Tax Law. As such, Guangdong Mingyang is subject to the uniform tax rate of 25% under the new EIT Law.

Under the new EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and are subject to the enterprise income tax at the rate of 25% on its global income, but the term “de facto management bodies” is not defined therein. Under the implementation rules issued by the State Council relating to the new EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. However, there is uncertainty as to how they will be interpreted and implemented by the relevant tax bureau because the new EIT Law and its implementation rules are newly issued. As all of our operational management is currently based in the PRC, and we expect them to continue to be located in China, we may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise. Due to the lack of clear guidance on the criteria pursuant to which the PRC tax authorities will determine our tax residency under the new EIT law, it is unclear whether PRC tax authorities would treat us as a PRC resident enterprise and levy various PRC taxes on us.

The recognition criteria and procedures for the “advanced and new technology enterprise” under the new EIT law were not issued until April 2008. Guangdong Mingyang was granted the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2008. Further, in June 2009, Jilin Mingyang obtained the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2009. Accordingly, Guangdong Mingyang and Jilin Mingyang are entitled to the preferential income tax rate of 15% from 2008 to 2010 and from 2009 to 2011, respectively. If these entities fail to remain qualified as “advanced and new technology enterprises,” which are subject to periodic renewal, they will not be entitled to the preferential tax rate of 15%.

Under the new EIT Law and its implementation rules, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but if the relevant income is not effectively connected with the establishment or place of business, then only to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The new EIT Law and its implementation rules do not specifically exempt withholding tax on dividends payable to foreign investors, unless any such foreign investors’ jurisdiction of incorporation has a tax treaty with the PRC government that provides for a different withholding arrangement. For instance, according to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Taxation Arrangement (Hong Kong), dividends paid by a PRC company to a Hong Kong company will be subject to a withholding tax rate of 5%, if the Hong Kong company directly owns at least 25% of the capital of the PRC company. Thus, dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiaries will be subject to a reduced withholding tax at a rate of 5%, if such Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong).

If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ordinary shares or ADSs or the gain you may realize from the transfer of our ordinary shares or ADSs, will be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries. See Item 3. Key Information – D. “Risk Factors—Risks Relating to Doing Business in China—Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC and we will be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.”

United States Federal Income Taxation

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. You should consult your own tax advisors concerning the United States federal income tax consequences to you of owning or disposing of our ordinary shares or ADSs in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

Holders of ADSs, for United States federal income tax purposes, will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation will subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We have listed our ADSs. U.S. Treasury Department guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet such conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “E. Taxation—People’s Republic of China Taxation—Enterprise Income Tax”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”). Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “E. Taxation—People’s Republic of China Taxation—Enterprise Income Tax”. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange and will be treated as United States source gain. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you would not be able to use the foreign tax credit arising from any PRC withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend (as discussed above).

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, you may be eligible to elect to treat such gain as PRC source gain under the Treaty. If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisor regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a PFIC, and we expect to operate in such a manner so as not to become a PFIC.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is “passive income”, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, “passive income” includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. While we do not currently intend to perform any such annual determination, we will notify you if we become aware that we are a PFIC in any taxable year.

If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

Information reporting will apply to dividends with respect to our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the Securities and Exchange Commission our registration statement on Form F-1 (File No. 333- 169256), as amended.

We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”).

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRSs.

I.	Subsidiary Information

See “Item 4.C., Information on the Company.”

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our sales and significant portions of our costs and capital expenditures are denominated in Renminbi, our functional and presentation currency. However, we also incur expenses in foreign currencies, including U.S. dollars, Euros and Hong Kong dollars, in procuring certain components and raw materials and making any prepayments under our license agreements. In addition, certain of our bank deposits are denominated in Euros.

Fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational turbine manufacturers. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies, including the Euro, could expose us to foreign exchange risk. In addition, our investors could make capital contributions to us in U.S. dollars, Euros and Hong Kong dollars and, accordingly, we may incur foreign exchange losses if there is a delay between the time of such contributions and their conversion into Renminbi. In the years ended December 31, 2007 and 2008, we incurred foreign exchange losses of approximately RMB0.2 million and RMB16.2 million, respectively, as the U.S. dollar and the Euro depreciated against the Renminbi in those years. In the year ended December 31, 2009, we recorded foreign currency exchange gains of RMB0.4 million, primarily due to the insignificant fluctuation in exchange rates between the Renminbi and the U.S. dollar and the Euro. For the year ended December 31, 2010, we incurred foreign currency exchange losses of RMB8.1 million (US$1.2 million), primarily due to the significant depreciation of U.S. dollars and euros against Renminbi.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The following table indicates the hypothetical changes in our loss after tax (and accumulated losses) and other components of combined equity if foreign exchange rates to which we have significant exposure at the dates indicated had changed at that date, assuming all other risk variables remain constant.

	2009			2010
	Appreciation in RMB	Decrease/(increase) in loss after tax	Decrease/(increase) in accumulated losses	Appreciation in RMB	Increase/(decrease) in profit after tax	Decrease/(increase) in accumulated losses
	in RMB thousands			in RMB thousands
U.S. dollars	3%	(8,046)	(8,046)	3%	23,618	23,618
Euro	1.5%	865	865	1.5%	(201)	(201)
HK dollars	3%	(488)	(488)	3%	(4)	(4)

A weakening of the Renminbi against the above currencies by the same percentage would have had the equal but opposite effect on the above currencies to the amounts shown above, assuming all other variables remain constant.

In 2009 and 2010, we entered into certain foreign currency forward contracts with financial institutions to manage the exposure to fluctuations in foreign currency exchange rates. The foreign currency forward contracts did not qualify for hedge accounting, and accordingly, changes in the fair value of these derivative instruments of RMB0.1 million were recorded as a foreign currency exchange gain in the consolidated statements of comprehensive income in the year ended December 31, 2009 and RMB1.8 million (US$0.3 million) was recorded as a foreign currency exchange loss in the year ended December 31, 2010.

As of December 31, 2010, our outstanding foreign currency forward contract was for the purchase of Euro 7.0 million (US$10.0 million) by selling US dollar at forward rates ranging from 1.3739 to 1.3741 with the maturity dates ranging from February 9, 2011 to March 10, 2011.

Other than those foreign currency forward contracts, we have not used any derivative instruments to hedge our exposure in foreign exchange risk and we do not believe that we currently have any significant direct foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term borrowings, including bank loans and borrowings from related parties, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our total outstanding interest-bearing loan balance as of December 31, 2009 was RMB241.7 million with varying interest rates of 1.4% to 14.5%. Our interest-bearing loan balance as of December 31, 2010 was RMB480.0 million (US$72.7million) with varying interest rate ranging from 4.59% to 5.31%. Our interest-bearing savings accounts had a balance of RMB868.2 million as of December 31, 2009 and a balance of RMB2,618.0 million (US$396.7 million) as of December 31, 2010. We have not used any derivative instruments to manage our interest rate risk exposure due to a lack of such financial instruments in China.

Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expense on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, Consumer Price Index in China increased by 5.9% in 2008, decreased by 0.7% in 2009 and increased by 3.3% in 2010, respectively.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Fee and charges our ADS holders may have to pay

Citibank, N.A. is our depositary. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services for which fees are payable, until such fees are paid.

The table below sets forth all fees and charges, which may change from time to time, that a holder of our ADSs may have to pay to the depositary bank of our ADS program, either directly or indirectly:

Persons depositing or withdrawing shares must pay:	For:

Up to US$5.00 per 100 ADSs (or portion thereof)	Issuance of ADSs upon deposit of shares

Delivery of deposited securities against surrender of ADSs

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions or (ii) exercise of rights to purchase additional ADSs

Distributions of securities other than ADSs or rights to purchase additional ADSs

Distributions of cash dividends or other cash distributions

Depositary services fee

US$1.50 per certificate presented for transfer	Transfer of American depositary receipts, or ADRs

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges, fees or expenses incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fee and other payments made by the depositary to us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us. The depositary has reimbursed us USD $1.4 million for expenses related to the initial public offering as of December 31, 2010.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” We completed our initial public offering of 25,000,000 ordinary shares, in the form of ADSs, at $14.00 per ADS on October 6, 2010 after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The effective date of our registration statement on Form F-1 (File number: 333-169256) was September 30, 2010. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the underwriters for the initial public offering of our ADSs.

As of December 31, 2010, we have used the net proceeds received from our initial public offering as follows:

•	approximately RMB90.9 million (US$13.8 million) for research and development relating to the development of our SCD prototypes and the optimization of our 1.5MW wind turbines;

•	approximately RMB72.9 million (US$11.0 million) for infrastructure and facility construction; and

•	approximately RMB12.9 million (US$2.0 million) to obtain land use rights.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ted Lee qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Ted Lee and Mr. Dabing Zhou of the Audit Committee are “independent directors” as defined in the listing rules of New York Stock Exchange.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. Our code of ethics is publicly available on our website (www.ir.mywind.com.cn).

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2009	2010

Audit fees(1)	2,379	2,900
Audit-related fees(2)	—	1,000
Tax fees	—	—
Other fees	—	—
Total	2,379	3,900

(1)

“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)

“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” in 2010 involve principally fees billed for performance of certain limited procedures on consolidated financial statements for the third and fourth quarter of 2010.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’s CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

•

The New York Stock Exchange standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the reports of the independent auditors:

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

2.3**	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

2.4*	Sale and Purchase Agreement among the Registrant and certain shareholders of the Registrant

2.5***	Registration Rights Agreement among the Registrant and certain shareholders of the Registrant

4.1*	Form of Indemnification Agreement with the Registrant’s directors

4.2*	Consignment Design and Development Contract for Wind Energy Converter 1.5MW between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine., dated April 19, 2006

4.3*	Translation of 1.5MW Wind Turbine Technology Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd., dated May 20, 2007

4.4*	License Agreement for aeroBlade 1.5 between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine, dated June 30, 2007

4.5*	Translation of aeroBlade 1.5 Technology Transfer Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd. dated November 16, 2009

4.6*	License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 28, 2008

4.7*	Addendum to License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Mingyang Electrical Appliances Combine, dated January 18, 2009

4.8*	Supplementary Agreement to the License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 29, 2010

4.9*	Translation of Toll Manufacturing Agreement between Tianjin REnergy Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated February 27, 2010

4.10*	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated January 18, 2010

4.11*	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated April 30, 2010

4.12*	Translation of Patent License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated October 5, 2006

4.13*	Translation of General Contractor Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Xinjiang Huaran Dongfang New Energy Co., Ltd., dated April 30, 2010

4.14*	Translation of Wind Turbine Sales Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Jilin Ruifeng Power Co., Ltd., dated in December 2008

4.15*	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Xiangyang Wind Power Co., Ltd. dated in March 2010

4.16*	Translation of Wind Turbine Sales Contract between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in July 2007

4.17*	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in March 2010

4.18*	Form of Labor Contract with senior management of Guangdong Mingyang Wind Power Technology Co., Ltd.

4.19*	Translation of Engagement Letter between Guangdong Mingyang Wind Power Technology Co., Ltd. and Mr. Wenqi Wang, dated in June 2006

4.20*	Translation of Strategic Cooperation Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Industrial and Commercial Bank of China, Guangdong Branch, dated in September 2009

4.21*	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. in connection with the lease of part of industrial park, dated in October 2009

4.22*	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electric Co., Ltd. in connection with the lease of a part of an assembly plant, dated in April 2009

4.23*	China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan

4.24*	Form of China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan Nonqualified Share Option Agreement

4.25*	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in March 2009

4.26*	Translation of Equity Transfer Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in January 2010

4.27*	Translation of Land Use Right Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang dated in January 2010

4.28*	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Rural Cooperative Bank dated in November 2009

4.29*	Translation of Equity Interest Transfer Agreement between Mr. Chuanwei Zhang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.30*	Translation of Lease Agreement between Jilin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in May 2008

4.31*	Translation of Contractor Agreement between Jinlin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in June 2008

4.32*	Translation of Sample Purchase Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin REnergy Electrical Co., Ltd. dated in April 2010

4.33*	Translation of Loan Agreement between Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Electric Co., Ltd. dated in January 2009

4.34*	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. in connection with Guangdong Zhanjiang Wind Farm dated in April 2008

4.35*	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in connection with Bayinaobao Phase I Wind Farm dated in March 2008

4.36*	Translation of Equity Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in October 2008

4.37*	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances dated in April 2009

4.38*	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in March 2009

4.39*	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in December 2009

4.40*	Translation of Supply Contract for Industrial and Mineral Products between Guangdong Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. dated in April 2010

4.41*	Translation of Equity Interest Transfer Agreement between Mr. Xian Wang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.42*	Translation of Share Transfer Agreement between Jilin Datong Group Company Limited and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2010

4.43*	Translation of Loan Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Mingyang Energy Investment Co., Ltd. dated in April 2009

4.44*	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Bank of China dated in October 2009

4.45*	Translation of Guarantee Agreement between Mr. Chuanmei Zhong and Bank of China dated in January 2009

4.46*	Translation of Supplementary Agreement on Equity Investment in Jilin Mingyang Datong between Guangdong Mingyang Wind Power Technology Co., Ltd and Jilin Datong Group Company Limited dated in June 2008

4.47*	Translation of Purchase Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. dated in December 2009

4.48*	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Electrical Appliances Co., Ltd. dated in January 2009

4.49***	Translation of Guarantee Agreement between Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. and Bank of China dated in October 2009

4.50***	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. for Guangdong Mingyang Wind Power Technology Co., Ltd.

4.51***	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. and Bank of Communications dated in June 2009

4.52***	Translation of Supplementary Agreement to the Patent License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. (the Licensor) and Guangdong Mingyang Wind Power Technology Co., Ltd. (the Licensee) dated in May 2009

4.53†	Translation of Wind Turbine Sales Contract between Inner Mongolia Jingneng Shangdu Wind Power Generation Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2008

4.54†	Translation of Strategic Cooperation Framework Agreement between Guangdong Mingyang Wind Power Technology Co. Ltd. and Nanjing High Speed & Accurate Gear Group Co., Ltd. dated in November 2007

8.1	List of Subsidiaries of the Registrant

11.1***	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-169256), dated September 7, 2010 and incorporated herein by reference.
**	Previously filed with the Registrant’s registration statement on Form F-6 (File No. 333-169278), dated September 9, 2010 and incorporated herein by reference.
***	Previously filed with the Registrant’s amendment No. 1 to the registration statement on Form F-1/A (File No. 333-169256), dated September 14, 2010 and incorporated herein by reference.
†	Previously filed with the Registrant’s amendment No. 2 to the registration statement on Form F-1/A (File No. 333-169256), dated September 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Ming Yang Wind Power Group Limited

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Chief Executive Officer

Date: April 11, 2011

CHINA MING YANG WIND POWER GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the accompanying consolidated statements of financial position of China Ming Yang Wind Power Group Limited (the “Company”) and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Hong Kong, China

April 11, 2011

Consolidated Income Statements

for the years ended December 31, 2008, 2009 and 2010

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000
Revenue	5	124,677	1,172,692	5,517,837
Cost of sales		(160,830)	(1,096,724)	(4,430,472)

Gross (loss) / profit		(36,153)	75,968	1,087,365
Other income	6	1,590	268	18,165
Selling and distribution expenses		(17,738)	(90,862)	(149,152)
Administrative expenses		(413,951)	(67,475)	(150,775)
Research and development expenses		(11,980)	(52,789)	(43,061)

(Loss) / profit from operations		(478,232)	(134,890)	762,542

Finance income		2,073	4,092	13,489
Finance expense		(23,585)	(53,669)	(48,589)

Net finance expense	8(a)	(21,512)	(49,577)	(35,100)

Share of (loss) / profit of associates, net of income tax expense	13	—	(154)	2,616

(Loss) / profit before income tax expense	8	(499,744)	(184,621)	730,058
Income tax expense	9	—	(38,495)	(20,870)

(Loss) / profit for the year		(499,744)	(223,116)	709,188

Attributable to:
Shareholders of the Company		(494,493)	(221,313)	702,135
Non-controlling interest		(5,251)	(1,803)	7,053

		(499,744)	(223,116)	709,188

Basic and diluted (loss) / earnings per share	27	(4.94)	(2.21)	6.61

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2008, 2009 and 2010

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000
(Loss)/ profit for the year		(499,744)	(223,116)	709,188
Other comprehensive loss for the year
Foreign currency translation differences – foreign operations		—	—	(19,156)

Total comprehensive (loss) / income for the year		(499,744)	(223,116)	690,032

Attributable to:
Shareholders of the Company		(494,493)	(221,313)	682,979
Non-controlling interest		(5,251)	(1,803)	7,053

		(499,744)	(223,116)	690,032

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of December 31, 2009 and 2010

	Note	2009	2010
		RMB’000	RMB’000
Assets
Property, plant and equipment	10	152,455	351,312
Intangible assets	11	22,241	86,334
Lease prepayments	12	16,113	66,342
Investment in associates	13	28,846	41,362
Trade and other receivables	16	57,461	231,003
Prepayments	17	51,484	16,495
Deferred tax assets	23	2,820	77,366

Total non-current assets		331,420	870,214

Held-to-maturity securities	14	42,000	—
Inventories	15	1,972,993	1,895,205
Trade and other receivables	16	1,627,025	2,895,802
Prepayments	17	123,370	201,141
Other current assets	18	—	11,444
Pledged bank deposits	19	145,995	131,967
Cash and cash equivalents	20	722,233	2,485,972

Total current assets		4,633,616	7,621,531

Total assets		4,965,036	8,491,745

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of December 31, 2009 and 2010 (continued)

	Note	2009	2010
		RMB’000	RMB’000
Equity
Issued share capital		—	850
Capital reserves		1,288,756	3,514,932
Translation reserves		—	(19,156)
Accumulated losses		(741,417)	(39,282)

Total equity attributable to shareholders of the Company	26	547,339	3,457,344
Non-controlling interest		29,450	69,853

Total equity		576,789	3,527,197

Liabilities
Deferred tax liabilities	23	1,647	—
Provisions	24	19,154	112,726
Trade payables	21	20,140	38,525
Deferred income	25	3,723	115,468

Total non-current liabilities		44,664	266,719

Trade and other payables	21	2,203,118	3,632,542
Short-term bank loans	22	181,673	480,000
Income tax payable	23	33,748	43,506
Provisions	24	22,364	98,391
Deferred income	25	3,054	11,381
Deferred revenue	16(c)	1,899,626	432,009

Total current liabilities		4,343,583	4,697,829

Total liabilities		4,388,247	4,964,548

Total equity and liabilities		4,965,036	8,491,745

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2008, 2009 and 2010

	Attributable to shareholders of the Company
	Issued share capital		Capital reserves	Receivable for capital reserves	Translation reserves	Accumulated losses	Subtotal	Non- controlling interest	Total equity
	Number of Ordinary shares	Par value amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2008	—	—	250,002	—	—	(25,611)	224,391	2,266	226,657
Total comprehensive loss for the year	—	—	—	—	—	(494,493)	(494,493)	(5,251)	(499,744)
Equity contributions (Note 26(a))	—	—	184,239	—	—	—	184,239	6,406	190,645
Share-based payment (Note 26(c))	—	—	375,696	—	—	—	375,696	3,795	379,491

Balance as of December 31, 2008	—	—	809,937	—	—	(520,104)	289,833	7,216	297,049

Total comprehensive loss for the year	—	—	—	—	—	(221,313)	(221,313)	(1,803)	(223,116)
Equity contributions (Note 26(a))	—	—	520,921	(42,102)	—	—	478,819	24,037	502,856
Issuance of ordinary shares upon incorporation (Note 26(a))	1,000	—	—	—	—	—	—	—	—

Balance as of December 31, 2009	1,000	—	1,330,858	(42,102)	—	(741,417)	547,339	29,450	576,789

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2008, 2009 and 2010 (continued)

	Attributable to shareholders of the Company
	Issued share capital		Capital reserves	Receivable for capital reserves	Translation reserves	Accumulated losses	Subtotal	Non- controlling interest	Total Equity
	Number of Ordinary shares	Par value amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2010	1,000	—	1,330,858	(42,102)	—	(741,417)	547,339	29,450	576,789

Total comprehensive income for the year	—	—	—	—	(19,156)	702,135	682,979	7,053	690,032
Equity contributions (Note 26(a))	—	—	288	42,102	—	—	42,390	—	42,390
Contribution from the Company to a subsidiary (Note 26(a))	—	—	(9,277)	—	—	—	(9,277)	9,277	—
Contribution from a non-controlling interest holder of a subsidiary (Note 31(iii))	—	—	—	—	—	—	—	28,801	28,801
Purchase of non-controlling interest (Note 4(c))	—	—	(3,992)	—	—	—	(3,992)	(4,728)	(8,720)
Issuance of ordinary shares upon Reorganization (Note 2(b))	99,999,000	682	(682)	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB182 million (Note 26(a))	25,000,000	168	2,163,292	—	—	—	2,163,460	—	2,163,460
Share-based payment (Note 26(c))	—	—	34,445	—	—	—	34,445	—	34,445

Balance as of December 31, 2010	125,000,000	850	3,514,932	—	(19,156)	(39,282)	3,457,344	69,853	3,527,197

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2008, 2009 and 2010

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
(Loss) / profit for the year		(499,744)	(223,116)	709,188
Adjustments for:
Depreciation of property, plant and equipment	10	5,461	22,041	29,084
Amortization of intangible assets	11	4,848	5,349	9,400
Amortization of lease prepayments	12	63	238	1,142
Loss on disposal of property, plant and equipment		2	81	721
Share of loss / (profit) of associates, net of income tax expense	13	—	154	(2,616)
Inventories provision	15(b)	30,734	8,265	—
Equity-settled share-based payment expenses	7	379,491	—	34,445
Fair value change of foreign currency forward contracts	8(a)	—	(134)	1,775
Interest income	8(a)	(2,073)	(3,650)	(13,489)
Interest expense	8(a)	7,407	53,669	38,694
Income tax expense	9	—	38,495	20,870

		(73,811)	(98,608)	829,214
Changes in working capital (net of effect of a business combination):
Change in inventories	15	(628,488)	(1,301,215)	77,788
Change in trade and other receivables		(327,843)	(1,219,770)	(1,494,393)
Change in prepayments		(68,856)	(47,750)	(74,537)
Change in trade and other payables		493,250	1,543,859	1,485,916
Change in provisions	24	3,938	37,580	169,599
Change in deferred income		560	6,217	120,686
Change in deferred revenue	16(c)	385,700	1,513,926	(1,467,617)
Change in other current assets	18	—	—	(11,444)
Income tax paid		—	(5,920)	(87,305)

Net cash (used in) / generated from operating activities		(215,550)	428,319	(452,093)

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2008, 2009 and 2010 (continued)

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000
Cash flows from investing activities:
(Increase) / decrease in pledged bank deposits	19	(57,320)	(79,092)	14,028
(Purchase of) / proceed from sale of held-to-maturity investment securities	14	—	(42,000)	42,000
Purchase of property, plant and equipment		(73,831)	(57,200)	(155,901)
Purchase of intangible assets		(51,708)	(6,527)	(55,065)
Payment for lease prepayments		(1,093)	(9,716)	(37,000)
Purchase of investment in associates	13	—	(29,000)	(9,900)
Advances made to related parties	30(a)	(24,434)	(47,011)	(7,810)
Collection of advances made to related parties	30(a)	8,842	3,186	74,677
Interest received		2,073	3,650	10,796
Payment for acquisitions of Zhongshan Blade and Zhongshan Equipment, net of cash acquired	4(a)/(b)	(4,756)	(45,000)	(49,646)

Net cash used in investing activities		(202,227)	(308,710)	(173,821)

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2008, 2009 and 2010 (continued)

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from equity contributions		184,239	478,819	42,390
Contribution from non-controlling interest		1,861	24,037	28,801
Proceeds from issuance of ordinary shares upon IPO	26(a)	—	—	2,345,386
Issuance costs of ordinary shares upon IPO	26(a)	—	—	(181,926)
Acquisition of non-controlling interest	4(c)	—	—	(8,720)
Proceeds from short-term bank loans		65,000	391,673	597,000
Repayment of short-term bank loans		—	(275,000)	(298,673)
Proceeds from borrowings from related parties		189,328	356,000	100,000
Repayment of borrowings from related parties		(102,743)	(383,660)	(160,000)
Interest paid		(2,095)	(30,051)	(63,259)

Net cash generated from financing activities		335,590	561,818	2,400,999

Effect of foreign currency exchange rate changes on cash and cash equivalents		(1,370)	(947)	(11,346)

Net (decrease) / increase in cash and cash equivalents		(83,557)	680,480	1,763,739
Cash and cash equivalents at beginning of year		125,310	41,753	722,233

Cash and cash equivalents at end of year	20	41,753	722,233	2,485,972

The notes on pages F-12 to F-86 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1 Reporting entity

China Ming Yang Wind Power Group Limited (the “Company”), through its subsidiaries, is principally engaged in the manufacture and sale of wind turbines and the provision of related maintenance services in the People’s Republic of China (the “PRC”).

The consolidated financial statements of the Company as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates.

2 Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and interpretations issued by the IASB.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(f) provides information on changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these consolidated financial statements.

The consolidated financial statements were approved and authorized for issue by Board of Directors on April 11, 2011.

(b) Basis of preparation

The Company was incorporated in the Cayman Islands on February 26, 2009 as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a group reorganization (the “Reorganization”) in preparation of the initial public offering of Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”) in an overseas market, in May 2010, the Company completed the share exchange transaction with Guangdong Mingyang’s shareholders (the “Immediate Holding Companies”), which in aggregate owned 99% equity interests of Guangdong Mingyang (the “Share Exchange”).

In the Share Exchange, the Company issued 99,999,000 ordinary shares at par value of US$0.001 per share, representing 100% of the Company’s post-exchange issued and outstanding ordinary shares, to the shareholders of the Immediate Holding Companies in exchange for 100% of the outstanding shares of the Immediate Holding Companies which in aggregate owned 99% equity interests in Guangdong Mingyang. Upon consummation of the Share Exchange, the Company became owner of 99% equity interests in Guangdong Mingyang.

2 Basis of preparation (continued)

(b) Basis of preparation (continued)

Zhongshan Mingyang Electrical Appliances Co., Ltd. (“Mingyang Electrical”), a company owned by Zhang Chuanwei, the Chairman of the Company’s Board of Directors, which owned 1% of the equity interests in Guangdong Mingyang prior to the Share Exchange, elected not to participate in the Share Exchange. Therefore, Mingyang Electrical did not receive any shares from the Company in the Share Exchange, and remained as the 1% equity holder of Guangdong Mingyang after the Reorganization.

Because (1) the Reorganization was consummated for the sole purpose of establishing the legal structure of Guangdong Mingyang to facilitate an overseas listing, (2) the Participating Shareholders’ effective equity interests in Guangdong Mingyang upon consummation of the Reorganization were identical to their effective equity interests in Guangdong Mingyang immediately prior to the consummation of the Reorganization, and (3) the shareholders and management of Guangdong Mingyang are substantially identical to the shareholders and management of the Company, the Reorganization has been accounted for in a manner similar to a reverse acquisition equivalent to the issuance of stock by Guangdong Mingyang for the net monetary assets of the Company, accompanied by a recapitalization to utilize the share structure of the Company as the legal acquirer. Immediately prior to the Share Exchange, the Company had only assets of US$1 in cash and 1,000 ordinary shares outstanding at par value of US$0.001 per share.

The accompanying consolidated financial statements as of December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010 represent the continuation of the consolidated financial statements of Guangdong Mingyang, except for its capital structure (Note 26(a)), which is adjusted retroactively to reflect the legal capital of the Company.

Accordingly, the assets and liabilities of Guangdong Mingyang are recognized at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if the Reorganization had been consummated as of the beginning of the earliest period presented.

The equity interests in Guangdong Mingyang owned by Mingyang Electrical are presented as non-controlling interest and recorded at the carrying amounts of Guangdong Mingyang’s net assets.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments, which are measured at fair value.

2 Basis of preparation (continued)

(d) Functional and presentation currency

The consolidated financial statements are presented in Renminbi yuan (“RMB”), which is the functional currency of the Group entities located in the PRC. The functional currency of the Company is the United States Dollar (“USD”) and its financial statements have been translated to RMB in accordance with Note 3(b). All financial information presented has been rounded to the nearest thousand.

For presentation purposes, the amounts of RMB equivalents are translated using the spot rate at the year end date.

(e) Use of estimates

The preparation of the consolidated financial statements in accordance with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the useful lives and the recoverability of the carrying amounts of property, plant and equipment and intangible assets (including goodwill), the utilization of deferred tax assets, the collectability of trade and other receivables, the adequacy of inventories provision, the fair value of share-based payment arrangements, the accrual of warranty provisions and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the alternative energy industry.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 9 — utilization of tax losses and other deductible temporary differences and recognition of previously unrecognized tax losses and other deductible temporary differences

•	Note 10 and Note 11 — useful lives and recoverability of property, plant and equipment and intangible assets

•	Note 15 — inventories provision

•	Note 16 — collectability of trade and other receivables

•	Note 24 — warranty provisions

•	Note 29 — assessment of contingent liabilities

2 Basis of preparation (continued)

(f) Changes in accounting policies

The IASB has issued two revised IFRSs, a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 3 (revised 2008), Business combinations

•	Amendments to IAS 27, Consolidated and separate financial statements

•	Improvements to IFRSs (2009)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

These developments resulted in changes in accounting policies but none of these changes in policies have a material impact on the current or comparative periods, for the following reasons:

•

The impact of the majority of the revisions to IFRS 3 and IAS 27 have not yet had a material effect on the Group’s financial statements as these changes will first be effective as and when the Group enters into a relevant transaction (for example, a business combination) and there is no requirement to retroactively restate the amounts recorded in respect of previous such transactions.

•

The impact of IAS 27 (in respect of loss of control of a subsidiary and allocation of losses to non- controlling interests (previously known as minority interests) in excess of their equity interest) have had no material impact as there is no requirement to retroactively restate amounts recorded in previous periods.

•

The amendment introduced by the Improvements to IFRSs (2009) omnibus standard in respect of IAS 17, Leases, have had no material impact as the Group considers the current classification of interests in leasehold land as operating leases remains appropriate.

2 Basis of preparation (continued)

(f) Changes in accounting policies (continued)

Further details of these changes in accounting policies are as follows:

•

As a result of the adoption of IFRS 3 (revised 2008), any business combination acquired on or after January 1, 2010 will be recognised in accordance with the new requirements and detailed guidance contained in IFRS 3 (revised 2008). These include the following changes in accounting policies:

•

Transaction costs that the Group incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees, will be expensed as incurred, whereas previously they were accounted for as part of the cost of the business combination and therefore impacted the amount of goodwill recognised.

•

If the Group holds interests in the acquiree immediately prior to obtaining control, these interests will be treated as if disposed of and re-acquired at fair value on the date of obtaining control. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

•

Contingent consideration will be measured at fair value at the acquisition date. Any subsequent changes in the measurement of that contingent consideration will be recognised in profit or loss, unless they arise from obtaining additional information about facts and circumstances that existed at the acquisition date within 12 months from the date of acquisition (in which case they will be recognised as an adjustment to the cost of the business combination). Previously, contingent consideration was recognised at the acquisition date only if payment of the contingent consideration was probable and it could be measured reliably. All subsequent changes in the measurement of contingent consideration and from its settlement were previously recognised as an adjustment to the cost of the business combination and therefore impacted the amount of goodwill recognised.

•

If the acquiree has accumulated tax losses or other temporary deductible differences and these fail to meet the recognition criteria for deferred tax assets at the date of acquisition, then any subsequent recognition of these assets will be recognised in profit or loss, rather than as an adjustment to goodwill as was previously the policy.

•

In addition to the Group’s existing policy of measuring the non-controlling interests (previously known as the “minority interests”) in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. The Group may also elect, on a transaction by transaction basis, to measure the non-controlling interest at fair value.

2 Basis of preparation (continued)

(f) Changes in accounting policies (continued)

In accordance with the transitional provisions in IFRS 3 (revised 2008), these new accounting policies will be applied prospectively to any business combinations in the current or future periods. The new policy in respect of recognition in the movement of deferred tax assets will also be applied prospectively to accumulated tax losses and other temporary deductible differences acquired in previous business combinations. No adjustments are made to the carrying values of assets and liabilities that arose from business combinations whose acquisition dates preceded the application of this revised standard.

•	As a result of the adoption of IAS 27 (amended 2008), the following changes in policies are applied as from January 1, 2010:

•

If the Group acquires an additional interest in a non-wholly owned subsidiary, the transaction will be accounted for as a transaction with equity shareholders (the non- controlling interests) in their capacity as owners and therefore no goodwill will be recognised as a result of such transactions. Similarly, if the Group disposes of part of its interest in a subsidiary but still retains control, this transaction will also be accounted for as a transaction with equity shareholders (the non-controlling interests) in their capacity as owners and therefore no profit or loss will be recognised as a result of such transactions. Previously, the Group treated such transactions as step-up transactions and partial disposals, respectively.

•

If the Group’s non- wholly owned subsidiaries incur losses, these losses incurred will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non- controlling interests. Previously, if the allocation of losses to the non- controlling interests would have resulted in a deficit balance, the losses were only allocated to the non- controlling interests if the non-controlling interests were under a binding obligation to make good the losses.

In accordance with the transitional provisions in IAS 27, these new accounting policies are applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

2 Basis of preparation (continued)

(f) Changes in accounting policies (continued)

•

In order to be consistent with the above amendments to IFRS 3 and IAS 27, and as a result of amendments to IAS 28, Investments in associates, the following policies are applied as from January 1, 2010:

•

If the Group holds interests in the acquiree immediately prior to obtaining significant influence, these interests will be treated as if disposed of and re- acquired at fair value on the date of obtaining significant influence. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

•

If the Group loses significant influence, the transaction will be accounted for as a disposal of the entire interest in that investee, with any remaining interest being recognized at fair value as if re- acquired. Previously, such transactions were treated as partial disposals.

Consistent with the transitional provisions in IFRS 3 and IAS 27, these new accounting policies are applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

•

As a result of the amendment to IAS 17, Leases, arising from the Improvements to IFRSs (2009) omnibus standard, the Group has re-evaluated the classification of its interests in leasehold land as to whether, in the Group’s judgement, the lease transfers substantially all the risks and rewards of ownership of the land such that the Group is in a position economically similar to that of a purchaser. The Group has concluded that the classification of such leases as operating leases remains appropriate as the leases do not transfer substantially all the risks and rewards of ownership of the land to the Group.

3 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities, except as explained in Note 2(f), which addresses changes in accounting policies.

(a) Basis of consolidation

(i) Subsidiaries and non-controlling interest

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests (previously known as “minority interests”) represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statement of financial position in accordance with Note 3(c)(ii) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

3 Significant accounting policies (continued)

(a) Basis of consolidation (continued)

(ii) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

An investment in an associate is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 3(h)). Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated income statement, whereas the Group’s share of the post-acquisition post tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

(b) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain and loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

3 Significant accounting policies (continued)

(b) Foreign currency (continued)

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to RMB at the exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to RMB at exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. The resulting foreign currency differences are recognized in other comprehensive income, and presented as translation reserves in equity.

(c) Financial instruments

(i) Non-derivative financial assets

The Group has the following non-derivative financial assets: trade and other receivables, pledged bank deposits, held-to-maturity securities and cash and cash equivalents.

Trade and other receivables are initially recognized at fair value plus any directly attributable transaction costs and thereafter stated at amortized cost less allowance for impairment of doubtful debts (Note 3(h)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for doubtful debts (Note 3(h)).

Cash and cash equivalents comprise cash balances and bank deposits with original maturities of three month or less.

If the Group has the positive intent and ability to hold debt securities to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. Bills receivable sold to banks or transferred to suppliers or vendors as payment or settlement of its liabilities to these parties are derecognized when it is determined that all the risks and rewards of ownership of the bills receivable are transferred at the time of the sale or transfer.

3 Significant accounting policies (continued)

(c) Financial instruments (continued)

(ii) Non-derivative financial liabilities

The Group has the following non-derivative financial liabilities: short-term bank loans and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statements of consolidated financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(iii) Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. At each reporting date the fair value is remeasured. When a derivative financial instrument is not designated in a hedge relationship that qualifies for hedge accounting, the gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(d) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (Note 3(h)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and any other costs directly attributable to bringing the asset to a working condition for its intended use. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Construction in progress represents buildings under construction and equipment pending installation, and is stated at cost less impairment losses (Note 3(h)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

3 Significant accounting policies (continued)

(d) Property, plant and equipment (continued)

(ii) Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is based on the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of an item of property, plant and equipment.

The estimated useful lives are as follows:

— Plant and buildings	20 years
— Machinery and equipment	5 - 10 years
— Furniture, fixtures and office equipment	3 - 5 years
— Motor vehicles	4 - 5 years
— Leasehold improvements	Shorter of the lease term
and estimated useful life

Depreciation methods, useful lives and residual values are reassessed at each reporting date and adjusted if appropriate.

(e) Lease prepayments

Lease prepayments represent cost of land use rights paid to the PRC government authorities. Lease prepayments are stated as cost less accumulated amortization and impairment losses (Note 3(h)). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives which range from 30 to 50 years.

3 Significant accounting policies (continued)

(f) Intangible assets

(i) Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the Group’s interest in the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses (Note 3(h)). In respect of goodwill arising from associates, the carrying amount of goodwill is included in the carrying amount of the investment. An impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the associates.

(ii) Other intangible assets

Other intangible assets represent unpatented technology acquired by the Group, which have finite useful lives, and are measured at cost less accumulated amortization and accumulated impairment losses (Note 3(h)).

(iii) Amortization

Amortization is based on the cost of an asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives of unpatented technology are 4 to 12 years.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(g) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

3 Significant accounting policies (continued)

(h) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Group, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

The Group considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets and inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated at each reporting date.

3 Significant accounting policies (continued)

(h) Impairment (continued)

(ii) Non-financial assets (continued)

The recoverable amount of an asset is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit, or CGU).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i) Employee benefits

(i) Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at 8% to 20% of the deemed salary rate announced annually by the local government authorities.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(ii) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A provision is recognized for the amount expected to be paid under short-term cash bonus or other short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

3 Significant accounting policies (continued)

(i) Employee benefits (continued)

(iii) Share-based payment transaction

Equity instrument granted to the Group’s employees by the Group or the Group’s investor(s) are accounted for as share-based payment transactions. The grant-date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market vesting conditions.

(j) Research and development cost

Research and development expenses include costs attributable to the conduct of research and development programs and activities that are primarily related to enhancing product quality and improving the efficiency and capabilities of the Group’s existing production processes. These costs include salaries, employee benefit costs, materials, depreciation and maintenance of research equipment, services provided by outside contractors and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

(k) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognized as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income.

3 Significant accounting policies (continued)

(k) Financial guarantees issued, provisions and contingent liabilities (continued)

(i) Financial guarantees issued (continued)

The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with Note 3(k)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

(ii) Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(l) Revenue

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Also, revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to the Group. Revenue is recognized net of returns, trade discounts and volume rebate.

3 Significant accounting policies (continued)

(l) Revenue (continued)

(i) Sale of wind turbines and provision of maintenance service

The Group’s arrangements with customers in respect of wind turbines contain the following two components: (i) the delivery of the wind turbines to the customers’ location and the provision of installation supervision (the “sale of wind turbines”) and (ii) providing technical and maintenance support for a period ranging from two to five years (“maintenance services”). The Group allocates the revenue of the total consideration to each of the components based on their estimated selling prices, which is determined by applying an appropriate gross profit margin, with reference to the gross profit margin of other entities in the PRC that are in a similar industry, on the estimated costs of the deliverable, and adjusted based on market factors, such as whether the Group should offer lower price in order to maintain good relationship with customers, and whether the other wind turbine suppliers are offering competitive prices to similar customers.

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, inspection testing of the wind turbine has been completed and accepted by the customer, and the remaining obligations are considered not significant. The durability test, which typically lasts 240 hours and is performed subsequent to the inspection testing of the wind turbine, is a test to ensure proper and stable connection of the wind turbines to power grids, and is not a significant performance obligation in respect of the sale of wind turbines because the Group’s remaining obligation is not significant.

Revenue in relation to provision of maintenance service is recognized on a straight-line basis over the contractual term of the arrangement, which generally ranges from two to five years.

(ii) Sale of raw materials

The Group recognizes revenues from the sale of raw materials when the risk and rewards of ownership and title to the raw materials have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

During each of the three years ended December 31, 2010, the Group did not record any amount in respect of sales returns because historically none of the customers have returned products to the Group, and the possibility of return of those delivered wind turbines, for which revenue has been recognized, is remote.

The Group may grant customers a settlement discount if the customers settle the invoiced amounts ahead of the payment schedule. Settlement discounts are recorded as a reduction of deferred revenue when (1) settlement from customers is made ahead of schedule and (2) the amount of settlement discount has been agreed between the Group and its customers, and subsequently recognized as a reduction of revenue when the related wind turbines have been installed, and inspection testing of the wind turbines has been completed and accepted by the customer. As of December 31, 2008, 2009 and 2010, the Group recorded settlement discount of nil, RMB7,692,000 and nil as a reduction of deferred revenue, respectively. For the years ended December 31, 2008, 2009 and 2010, nil, nil and RMB7,692,000 of the settlement discounts are recognized as a reduction to revenue.

3 Significant accounting policies (continued)

(m) Government grants

Government grants that compensate the Group for the cost of an asset are recognized initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions associated with the grant and are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset. Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(n) Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense over the term of the lease.

(o) Finance income and expenses

Finance income comprises interest income on pledged bank deposits and cash at banks, and fair value gains on financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, and fair value losses on financial assets at fair value through profit or loss.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either finance income or finance cost depending on whether foreign currency changes are in a net gain or net loss position.

(p) Income tax expense

Income tax expense comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

3 Significant accounting policies (continued)

(p) Income tax expense (continued)

Deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable they will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if there is a legal enforceable right to offset current tax assets and current tax liabilities, and in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously, or in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of a deferred tax asset is reviewed at each reporting date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

(q) Earnings / (loss) per share

Basic earnings / (loss) per share is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings / (loss) per share is calculated by dividing profit or loss attributable to shareholders of the Company as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Potential dilutive securities are not included in the calculation of diluted earnings / (loss) per share if the impact is anti-dilutive.

For the purpose of calculating basic and diluted earnings / (loss) per share, the number of ordinary shares used in the calculation has been retroactively adjusted to reflect (1) the share split in February 2010 (see Note 26(a)), and (2) the shares issued by the Company to effect the Reorganization (see Note 2(b)) and upon incorporation.

3 Significant accounting policies (continued)

(r) Related parties

For the purposes of these consolidated financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(s) Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group has one operating segment, which is the manufacture and sale of wind turbines. The Group’s operations and customers are located in the PRC.

3 Significant accounting policies (continued)

(t) Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2010

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and Interpretations and one new standard which are not yet effective for the year ended December 31, 2010 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
IAS 24 (Revised), Related party disclosures	January 1, 2011
IFRS 9, Financial instruments	January 1, 2013
Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
Amendments to IAS 12, Income taxes	January 1, 2012

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

4 Acquisitions

(a) Acquisition of Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”)

On October 20, 2008, Guangdong Mingyang entered into an agreement with Zhongshan Mingyang Energy Investment Co., Ltd. (“Mingyang Energy Investment”) and Shanghai Xinlian Investment Co., Ltd. (“Shanghai Xinlian Investment”) to acquire 100% equity interests in Zhongshan Blade for a cash consideration of RMB50,000,000. Zhongshan Blade principally engages in the manufacture and sale of wind blades, a component of wind turbines. Since its inception on October 10, 2007, all the wind blades manufactured by Zhongshan Blade were sold to Guangdong Mingyang.

Pre-acquisition carrying amounts were determined based on applicable IFRSs and approximated to their estimated fair values at the date of acquisition. A summary of the fair value of the identifiable assets acquired and liabilities assumed in connection with the acquisition is as follows:

	Note	RMB’000
Total aggregate purchase price		50,000

Property, plant and equipment		19,258
Inventories		28,594
Trade and other receivables		18,293
Cash and cash equivalents		244
Trade and other payables		(26,115)

Net assets acquired and liabilities assumed		40,274

Goodwill	11	9,726

Consideration paid in cash		50,000
Cash acquired		(244)

Net cash outflow		49,756

Representing:
Cash paid in 2008		4,756
Cash paid in 2009		45,000

		49,756

4 Acquisitions (continued)

(a) Acquisition of Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”) (continued)

Since the completion of the acquisition, Zhongshan Blade incurred a profit of approximately RMB8,276,000. Revenues generated by Zhongshan Blade were all intercompany sales, which are eliminated on consolidation.

The goodwill recognized on the acquisition is attributable mainly to the synergies expected to be achieved from Zhongshan Blade into the Group’s existing business.

No pro forma financial statements as if the acquisition had occurred at the beginning of the year are disclosed as the results of the acquisition to the Group’s consolidated financial statements are not material.

(b) Acquisition of Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)

On January 11, 2010, Guangdong Mingyang acquired 100% of Zhongshan Equipment for a cash consideration of RMB50,000,000. Zhongshan Equipment was incorporated by Mingyang Electrical in July 2009. Mingyang Electrical owned 100% equity interests in Zhongshan Equipment immediately before the acquisition. Because Zhongshan Equipment did not commence commercial operations on the date of acquisition, and did not have the processes that have the ability to create outputs, management believes that the acquired assets and liabilities do not constitute a business within the meaning of IFRS 3 (Revised), Business Combinations. The assets and liabilities of Zhongshan Equipment have been recognized at their relative fair values, as follows:

	Note	RMB’000
Total aggregate purchase price		50,000

Property, plant and equipment	10	19,668
Lease prepayments	12	15,051
Amounts due from Mingyang Electrical (*)		14,927
Cash and cash equivalents		354

Total assets acquired		50,000

Total liabilities assumed		—

Consideration paid in cash in 2010		50,000
Cash acquired		(354)

Net cash outflow		49,646

(*)	The amounts due from Mingyang Electrical was subsequently settled in the second half of 2010.

4 Acquisitions (continued)

(b) Acquisition of Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”) (continued)

Zhongshan Equipment did not commence operation and generate revenue during the year ended December 31, 2010. Since the completion of the acquisition, Zhongshan Equipment incurred a loss of approximately RMB651,000.

(c) Acquisition of non-controlling interest

Jilin Mingyang Datong Wind Power Technology Co., Ltd. (“Jilin Mingyang”) was incorporated on May 9, 2008 by Guangdong Mingyang and a third party, Jilin Datong Group Company Limited (“Jilin Datong”). As of December 31, 2009, Guangdong Mingyang and Jilin Datong held approximately 80% and 20% equity interests in Jilin Mingyang, respectively. In April 2010, Guangdong Mingyang acquired the 20% equity interests in Jilin Mingyang from Jilin Datong for a cash consideration of RMB8,720,000. The acquisition of the 20% equity interests in Jilin Mingyang was accounted for as an equity transaction under IAS 27, Consolidated and Separate Financial Statements. The difference between the consideration paid and the non-controlling interest acquired of RMB3,992,000 was recognized as a reduction of capital reserves.

5 Revenue

Revenue represents the sales value of wind turbines and raw materials and other related services. Revenue is presented net of business taxes and surcharges, as well as value-added tax collected on behalf of tax authorities.

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Sale of wind turbines	119,338	1,169,170	5,504,457
Sale of raw materials	5,339	2,480	—
Maintenance services	—	1,042	13,380

	124,677	1,172,692	5,517,837

The Group’s customer base is highly concentrated. Sales to the largest and the top five customers in terms of revenue recognized by the Group accounted for 89.63% and 95.87% of the Group’s revenue for the year ended December 31, 2008, 33.74% and 94.08% for the year ended December 31, 2009, and 34.87% and 90.20% for the year ended December 31, 2010, respectively.

6 Other income

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Government grants	1,590	268	18,165

Jilin Mingyang received grants of RMB1,590,000 for the year ended December 31, 2008 and Guangdong Mingyang received grants of RMB268,000 for the year ended December 31, 2009, from local governments as incentives to promote the development of the renewable energy business. The grants were recorded in other income since the grants were not for compensation for specific expenses incurred or to be incurred by the Group.

During the year ended December 31, 2010, the Group received government grants of RMB111,132,000. The government grants were provided to support the Group’s research and development projects, the improvement of Group’s manufacturing facilities, and acquisition of land use right. The government grants are recognized in profit and loss in the same period in which the expenses incurred are recognized, or with respect to the grant related to capital assets, over the useful life of the related assets. RMB18,165,000 was recognized as other income for the year ended December 31, 2010, and the unrecognized portion of RMB92,967,000 was included as deferred income as of December 31, 2010 (Note 25).

7 Staff costs

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Contributions to defined contribution retirement plan	2,213	5,457	9,697
Equity-settled share-based payment expenses (Note 26(c))	379,491	—	34,445
Salaries, wages and other benefits	29,661	68,516	86,898

	411,365	73,973	131,040

8 (Loss) / profit before income tax expense

(a) Net finance expense

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Interest income	2,073	3,650	13,489
Exchange gain, net	—	442	—

Finance income	2,073	4,092	13,489

Interest expense	(7,407)	(53,669)	(38,694)
Exchange loss, net	(16,178)	—	(8,120)
Net change in fair value of foreign exchange forward contracts	—	—	(1,775)

Finance expense	(23,585)	(53,669)	(48,589)

Net finance expense	(21,512)	(49,577)	(35,100)

8 (Loss) / profit before income tax expense (continued)

(a) Net finance expense (continued)

The Group entered into certain foreign exchange forward contracts with banks to mitigate its foreign exchange risk. The terms of the outstanding foreign exchange forward contracts as of December 31, 2010 are to buy Euro7,000,000 by selling US$ at forward rates ranging from 1.3739 to 1.3741 with the maturity dates ranging from February 9, 2011 to March 10, 2011. The foreign exchange forward contracts were not designated in qualifying hedge relationships and therefore all changes in fair value were recognized in profit or loss. As of December 31, 2010, the fair value of the foreign exchange forward contracts of RMB1,641,000 was included in trade and other payables.

(b) Other items charged / (credit) in arriving at (loss) / profit before income tax expense include:

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000
Expenses include:
Amortization#
— intangible assets	11	4,848	5,349	9,400
— lease prepayments	12	63	238	1,142
Depreciation#	10	5,461	22,041	29,084
Operating lease charges: minimum lease payments#		2,299	9,741	38,253
Auditors’ remuneration		114	2,379	2,900
Listing expenses		—	—	33,142
Transportation expenses		12,923	56,896	78,503
Provision for warranty	24	3,938	38,585	180,804
Cost of inventories#	15	156,892	1,058,139	4,249,668

#	During the years ended December 31, 2008, 2009 and 2010, cost of inventories includes RMB8,145,000, RMB43,879,000 and RMB122,225,000 relating to staff costs, depreciation and amortization expenses and operating lease charges, which amount is also included in the respective total amounts disclosed separately above or in the notes for each of these types of expenses.

9 Income tax expense

(a) Income tax expense in the consolidated statements of comprehensive income represents:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
PRC income tax:
Current tax – provision for the year	—	39,668	97,063

Deferred tax (Note 23)
Origination and reversal of temporary differences	—	(991)	(36,892)
Recognition of previously unrecognized tax losses and other deductible temporary differences	—	(182)	(39,301)

	—	(1,173)	(76,193)

	—	38,495	20,870

9 Income tax expense (continued)

(b) Reconciliation between tax expense and accounting (loss) / profit at applicable tax rates:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
(Loss) / profit before income tax expense	(499,744)	(184,621)	730,058

Notional tax benefit / (expense) calculated at the PRC statutory tax rate (i)	124,936	46,155	(182,515)
Additional deduction for research and development expenses	2,831	6,956	15,041
Effect of non-deductible expenses:
Share-based compensation expense	(94,873)	—	(8,611)
Interest expense	(699)	(4,171)	—
Salaries and staff costs	(838)	(2,439)	(168)
Entertainment expense	(311)	(428)	(1,202)
Other expenses	(87)	(1,097)	(394)
Effect of tax rate differential (i)	(15,223)	(16,547)	71,904
Effect of tax rate preferential (i)	—	(4,638)	6,172
Effect of tax losses not recognized	(13,400)	(181)	(2,907)
Effect of other temporary differences not recognized	(2,336)	(79,569)	(1,146)
Utilization of previously unrecognized tax losses and other deductible temporary differences	—	17,282	42,610
Recognition of previously unrecognized tax losses and other deductible temporary differences (ii)	—	182	39,301
Others	—	—	1,045

Actual income tax expense	—	(38,495)	(20,870)

9 Income tax expense (continued)

(b) Reconciliation between tax expense and accounting (loss) / profit at applicable tax rates (continued):

(i)	Effective from January 1, 2008, the PRC statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to PRC tax at 25%, unless otherwise specified. Guangdong Mingyang and Jilin Mingyang are each qualified as an “Advanced and New Technology Enterprise”, and are entitled to the preferential income tax rate of 15% from 2008 to 2010 and from 2009 to 2011, respectively.
(ii)	In view of the profitability of the Group’s major PRC subsidiaries in 2010, the management performed a reassessment as of December 31, 2010 and recognized previously unrecognized deferred tax assets of RMB39,301,000 in relation to the unused tax losses and other deductible temporary differences, for which management believes it is probable that future profits will be available against which those deductible temporary differences could be utilized. The assessment of the amount of deferred tax assets to be recognized was based on the forecasted profits of the relevant subsidiaries with reference to the sales contracts on hand, and planned production, installation and testing activities.

10 Property, plant and equipment

	Plant and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2009	29,838	66,628	6,956	4,804	2,223	2,198	112,647
Additions	—	14,409	4,451	585	6,150	42,111	67,706
Transferred from construction in progress	17,359	9,204	89	10	—	(26,662)	—
Disposals	—	(16)	(89)	—	—	—	(105)

As of December 31, 2009	47,197	90,225	11,407	5,399	8,373	17,647	180,248

As of January 1, 2010	47,197	90,225	11,407	5,399	8,373	17,647	180,248
Acquisition of Zhongshan Equipment (Note 4(b))	19,668	—	—	—	—	—	19,668
Additions	55,399	28,695	14,678	4,145	7,565	98,512	208,994
Transferred from construction in progress	64,432	7,297	2,061	—	—	(73,790)	—
Disposals	—	(88)	(143)	(1,788)	(88)	—	(2,107)

As of December 31, 2010	186,696	126,129	28,003	7,756	15,850	42,369	406,803

10 Property, plant and equipment (continued)

	Plant and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Accumulated depreciation:
As of January 1, 2009	2	2,928	899	1,518	429	—	5,776
Charge for the year	1,396	14,797	2,000	3,069	779	—	22,041
Written back on disposals	—	(2)	(22)	—	—	—	(24)

As of December 31, 2009	1,398	17,723	2,877	4,587	1,208	—	27,793

As of January 1, 2010	1,398	17,723	2,877	4,587	1,208	—	27,793
Charge for the year	3,874	16,268	4,754	973	3,215		29,084
Written back on disposals	—	(30)	(94)	(1,225)	(37)	—	(1,386)

As of December 31, 2010	5,272	33,961	7,537	4,335	4,386	—	55,491

Net book value:
As of December 31, 2009	45,799	72,502	8,530	812	7,165	17,647	152,455

As of December 31, 2010	181,424	92,168	20,466	3,421	11,464	42,369	351,312

11 Intangible assets

	Unpatented technology	Goodwill	Total
	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2009, December 31, 2009, and January 1, 2010	25,468	9,726	35,194
Additions	73,493	—	73,493

As of December 31, 2010	98,961	9,726	108,687

Accumulated amortization:
As of January 1, 2009	7,604	—	7,604
Charge for the year	5,349	—	5,349

As of December 31, 2009	12,953	—	12,953

As of January 1, 2010	12,953	—	12,953
Charge for the year	9,400	—	9,400

As of December 31, 2010	22,353	—	22,353

Net book value:
As of December 31, 2009	12,515	9,726	22,241

As of December 31, 2010	76,608	9,726	86,334

11 Intangible assets (continued)

(a) Unpatented technology

The Group entered into a license agreement and a supplementary agreement (the “license agreement”) with a third party on July 28, 2008 and July 29, 2010, respectively. According to the license agreement, the third party granted the Group the exclusive license rights of super compact drive technology (the “SCD technology”) for manufacture of wind turbines in the PRC and the states of the American continent for a total purchase price of Euro19,000,000, of which Euro7,000,000 is the purchase price of the exclusive right for manufacture of wind turbines with unit design capacity of 2.5MW or 3MW, and Euro12,000,000 is the purchase price of the exclusive right for manufacture of wind turbines with unit design capacity of 5MW or 6MW. The restrictions on the distribution of 2.5/3MW SCD wind turbines and 5/6 MW SCD wind turbines expire on January 1, 2016 and January 1, 2019, respectively, at which time the Group’s license for these wind turbines in the PRC will become non-exclusive.

The addition of intangible assets for the year ended December 31, 2010 represented the acquisition price of the exclusive rights licenses of SCD technology of RMB73,493,000 for the manufacture of wind turbines with unit design capacity of 2.5MW or 3MW. The licenses have an estimated useful life of 12 years.

For the license of SCD technology of wind turbines with design capacity of 5MW or 6MW, the purchase price will be paid in 5 installments in 2010 and 2011, of which the Group has made an initial down payment of Euro1,500,000 (RMB14,339,000) during 2010 (Note 17). The Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 5MW or 6MW using SCD technology in 2011 (Note 29(c)).

(b) Goodwill

For the purpose of impairment testing, goodwill is allocated to the manufacture and sale of wind turbine blades cash generating unit which represent the lowest level within the Group at which the goodwill is monitored for internal management purpose. The recoverable amount of goodwill is estimated based on estimated discounted cash flows forecast. In forming this assumption the Group has used a combination of long term trends, industry forecasts and in house estimates. The recoverable amount was estimated to be higher than the carrying amount as of December 31, 2009 and 2010, and therefore no impairment was recognized for the years ended December 31, 2009 and 2010.

12 Lease prepayments

RMB’000
Cost:
As of January 1, 2009	8,760
Additions	7,654

As of December 31, 2009	16,414

As of January 1, 2010	16,414
Acquisition of Zhongshan Equipment (Note 4(b))	15,051
Additions	36,320

As of December 31, 2010	67,785

Accumulated amortization:
As of January 1, 2009	63
Charge for the year	238

As of December 31, 2009	301

As of January 1, 2010	301
Charge for the year	1,142

As of December 31, 2010	1,443

Net book value:
As of December 31, 2009	16,113

As of December 31, 2010	66,342

During the year ended December 31, 2010, the Group acquired from Mingyang Electrical the exclusive right to use two pieces of land for the manufacture plant and office building for a consideration of RMB33,351,000 (Note 30(a)(i)).

During the year ended December 31, 2010, the Group made a payment in an amount of RMB1,954,000 to the local government to acquire the exclusive right to use a piece of land. As of December 31, 2010, the approval procedures from the local government in respect of the land have not been completed and therefore the amount paid by the Group of RMB1,954,000 was recorded in other prepayments.

13 Investment in associates

	December 31
	2009	2010
	RMB’000	RMB’000
Share of net assets	28,846	41,362
Goodwill	—	—

	28,846	41,362
Less: impairment loss	—	—

	28,846	41,362

Name of associates	Form of business structure	Place of incorporation and operation	Paid in capital as of December 31, 2010	Percentage of equity interests as of December 31,		Principal activities
				2009	2010
			RMB’000
Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd. (“Jinneng Mingyang”)	Incorporated	Tianjin	RMB83,000	34.94%	34.94%	Manufacture and sales of wind turbines
Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. (“Inner Mongolia Equipment”)	Incorporated	Inner Mongolia	RMB20,000	—	33%	Manufacture and sales of wind turbines

Summary financial information of the associates

	Assets	Liabilities	Equity	Revenue	Expense	Profit / (loss)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2009
Jinneng Mingyang
100 per cent	185,289	102,730	82,559	—	(441)	(441)
Guangdong Mingyang’s effective interest	64,740	35,894	28,846	—	(154)	(154)
2010
Jinneng Mingyang
100 per cent	310,975	220,474	90,501	19,765	(11,823)	7,942
Guangdong Mingyang’s effective interest	108,655	77,034	31,621	6,906	(4,131)	2,775
Inner Mongolia Equipment
100 per cent	19,519	—	19,519	—	(481)	(481)
Guangdong Mingyang’s effective interest	9,741	—	9,741	—	(159)	(159)

13 Investments in associates (continued)

Guangdong Mingyang injected a cash consideration of RMB29,000,000 in February 2009 in connection with the establishment of Jinneng Mingyang, which represents 34.94% equity interest in Jinneng Mingyang. Jinneng Mingyang commenced operations in 2010 and is engaged in the manufacture and sale of wind turbines. The Group’s share of loss of this associate was RMB154,000 in 2009, and share of profit of this associate was RMB2,775,000 in 2010.

On July 28, 2010, Guangdong Mingyang entered into a shareholders’ agreement with a natural person with respect to the establishment of Inner Mongolia Equipment in Inner Mongolia. The registered capital of Inner Mongolia Equipment is RMB30,000,000. According to the shareholders’ agreement, Guangdong Mingyang and the natural person agreed to make cash injection of RMB9,900,000 and RMB20,100,000 to Inner Mongolia Equipment, representing 33% and 67% of the registered capital in Inner Mongolia Equipment, respectively. As of December 31, 2010, Guangdong Mingyang has made cash injections of RMB9,900,000 in full and the natural person has made the first phase of its cash injections of RMB10,100,000. According to the shareholders’ agreement, the natural person shall make its remaining RMB10,000,000 capital injections by the end of 2011. Pursuant to the Articles of Association of Inner Mongolia Equipment, Guangdong Mingyang and the natural person will have 33% and 67% of the voting rights on all operational and financial decisions, respectively. As of December 31, 2010, Inner Mongolia Equipment was in the development stage and did not commence any commercial operations. Inner Mongolia Equipment will be engaged in the manufacture and sale of wind turbines upon completion of the construction of its manufacture plant. The Group’s share of loss of this associate was RMB159,000 in 2010.

14 Held- to-maturity securities

As of December 31, 2009, held -to-maturity securities represented non-publicly traded debt securities issued by a PRC financial institution. The debt securities bore fixed interest of 3.08% per annum, had a maturity of four months from the date of acquisition, and were not redeemable prior to maturity. As of December 31, 2009, the fair value of the debt securities approximated the carrying value of the securities due to their short term nature. During the year ended December 31, 2010, the debt securities matured and were fully settled.

Interest income on the held-to-maturity securities was nil and RMB439,000 for the year ended December 31, 2009 and 2010, respectively.

15 Inventories

(a) Inventories in the consolidated statements of financial position comprise:

	December 31,
	2009	2010
	RMB’000	RMB’000
Raw materials	166,313	250,837
Work in progress	32,722	28,847
Finished goods	1,773,958	1,615,521

	1,972,993	1,895,205

(b) The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	126,158	1,049,874	4,249,668
Write down of inventories	30,734	8,265	—

Inventories recognized as an expense (Note 8(b))	156,892	1,058,139	4,249,668

The carrying amounts of inventories are stated at lower of cost or net realizable value. The carrying amounts of inventories were written down by RMB30,734,000, RMB8,265,000 and nil for the year 2008, 2009 and 2010, respectively.

The Group’s finished goods include wind turbines of RMB1,616,564,000 and RMB418,587,000 as of December 31, 2009 and 2010, respectively, that were delivered to and accepted by the customers but installation and inspection testing were not completed.

The Group’s finished goods include wind turbines of RMB11,089,000 and RMB794,092,000 as of December 31, 2009 and 2010, respectively, that were delivered to the customers’ locations but not yet accepted by the customers.

16 Trade and other receivables

	December 31,
	2009	2010
	RMB’000	RMB’000
Current
Trade receivables
— Third parties	1,315,973	2,645,432
— Related parties (Note 30(a)(i))	170,781	122,859

Total trade receivables	1,486,754	2,768,291
Bills receivable
— Third parties	47,893	44,000
Other receivables
— Third parties	—	49,020
— Related parties	65,304	217

Loans and receivables	1,599,951	2,861,528

Deposits
— Thirdparties	24,594	33,330
— Related parties	2,480	944

Total deposits	27,074	34,274

	1,627,025	2,895,802

Non-current
Trade receivables (retention receivables)
— Third parties	23,996	218,670
— Related parties (Note 30(a)(i))	33,465	12,333

Total trade receivables	57,461	231,003

According to the wind turbine sale agreements, the customers are required to make payments in installments, which generally include an upfront payment of approximately 10% of the sale price of the wind turbines within one month of signing of the sale agreements; a second payment of approximately 10% to 20% of the sale price of the wind turbines within three months of the signing of the sale agreements and upon receipt by the customers of evidence of supply contracts the Group has entered into to fulfill the wind turbine sale agreements; payments of approximately 30% to 60% of the sale price of the delivered wind turbines within one month after each scheduled delivery; and a payment of approximately 5% to 30% of the sale price of the wind turbines within up to one month after the wind turbines are installed and have passed the durability test. The final 5% to 10%, if any, of the sale price of the wind turbines is retained by the Group’s customers and payable within up to one month after the end of the warranty period, which normally lasts for two to five years after the turbines pass the durability test.

16 Trade and other receivables (continued)

Fees for the provision of technical and maintenance support services are either paid proportionately together with the payments for the wind turbines or on a separate schedule.

The Group records the final 5% to 10% of the sale price of the wind turbines retained by the Group’s customers, if any, as “retention receivable” in the consolidated statements of financial position at the time when revenue in respect of sale of wind turbines is recognized.

Trade receivables include retention receivables of RMB63,067,000 and RMB467,003,000 relating to sale of wind turbines as of December 31, 2009 and 2010, respectively. The current portion of retention receivables amounted to RMB5,606,000 and RMB236,000,000, respectively, as of December 31, 2009 and 2010. The non-current portion of retention receivables have been discounted with the difference between the contractual amount and the present value of the estimated future cash flows recorded in deferred income, which amounted to Nil, RMB6,777,000 and RMB33,882,000 as of December 31, 2008, 2009 and 2010, respectively (Note 25). Nil, RMB273,000 and RMB614,000 was amortized into interest income during the years ended December 31, 2008, 2009 and 2010, respectively. The discount rate applied to the estimated future cash flows was based on the market bank borrowing rate with similar maturity.

To reduce the Group’s credit risk, management requires certain customers to pay for the Group’s products and services by bills receivable. Bills receivable represents short-term notes receivable issued by financial institutions that entitles the Group to receive the full face amount from the financial institutions upon maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable. As disclosed in Note 29(e), the Group retains limited recourse provisions on bills receivable that it has sold prior to their maturity.

Trade and other receivables from related parties are set out in Note 30.

(a) Ageing analysis

Included in trade and other receivables are trade receivables with the following ageing analysis as of the reporting date:

	December 31,
	2009	2010
	RMB’000	RMB’000
Current	383,479	1,220,514
Less than 1 month past due	356,013	144,143
1 to 3 month past due	356,168	761,363
More than 3 months but less than 12 months past due	261,786	344,920
Amount past due over 12 months	129,308	297,351

	1,486,754	2,768,291

16 Trade and other receivables (continued)

(a) Ageing analysis (continued)

Trade receivables are due within 30 days from the date of billing.

The past-due amounts of trade receivables as of December 31, 2009 and 2010 are mainly attributable to the following factors:

(i)	All of the Group’s customers are state-owned enterprises in the PRC and payments made by these enterprises are subject to complex internal application and approval procedures, which normally take several months from the time when payment applications are initiated until the payments are finally approved and processed.

(ii)	The Group’s customers usually finance wind farm projects through loans or other sources, which may not be obtained or drawn down as originally planned. If the financing is postponed, agreed payment schedules in the relevant wind turbine sale agreements are affected.

The Group’s exposure to credit risk is disclosed in Note 28(a).

(b) No impairments losses in respect of trade receivables were made during the years ended December 31, 2009 and 2010.

Receivables that were not impaired relate to a number of independent state-owned enterprise customers for which there was no history of default with the Group. Although some of the trade receivables balances became past due, management believes the customers have the intent to settle the trade receivables because repayments have been collected from these customers during 2009 and 2010, and subsequent to December 31, 2010. Management has also assessed the financial position of these customers as of each reporting date, and considered that the customers have the capability to repay the past due trade receivable balances.

Management believes that no impairment allowance is necessary in respect of these balances as there has been no significant change in credit quality of the customers and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

(c) Deferred revenue

The Group defers revenue attributable to the delivery of the wind turbine until the installation supervision services have been provided by the Group, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, and inspection testing of the wind turbine has been completed and accepted by the customer. The amounts that have been billed by the Group for wind turbines that have been delivered to the customer location but the related installation and inspection testing have not been completed are recorded in “Deferred revenue” in the consolidated statements of financial position. Deferred revenue amounted to RMB1,899,626,000 and RMB432,009,000 as of December 31, 2009 and 2010, respectively.

16 Trade and other receivables (continued)

(d) Pledge of trade receivables

As of December 31, 2010, trade receivables amounted to RMB304,876,000 were pledged for short-term bank loans of RMB200 million (Note 22).

17 Prepayments

	December 31,
	2009	2010
	RMB’000	RMB’000
Current
Prepayments to suppliers	123,370	187,702
Other prepayments	—	13,439

	123,370	201,141

Non-current
Prepayment for purchase of intangible assets (Note 11(a))	49,422	14,339
Other prepayments	2,062	2,156

	51,484	16,495

In order to secure a stable supply of raw materials, the Group makes prepayments to certain suppliers. As of December 31, 2009 and 2010, prepayments to suppliers of RMB123,370,000 and RMB187,702,000 respectively, represented the amount of raw materials that the Group expects to take delivery within twelve months from the reporting date.

18 Other current assets

Other current assets as of December 31, 2009 and 2010 represented VAT recoverable of nil and RMB11,444,000, which is expected to be utilized within one year.

19 Pledged bank deposits

Pledged bank deposits represent cash pledged to banks as security for the following:

	December 31,
	2009	2010
	RMB’000	RMB’000
Letter of credit	5,904	16,214
Letter of guarantee	3,728	4,724
Bank acceptance	69,517	111,029
Short-term loans	66,846	—

	145,995	131,967

20 Cash and cash equivalents

Cash and cash equivalents represent cash at bank and in hand.

Included in cash and cash equivalents are RMB339,612,000 and RMB773,718,000 equivalent amounts that are denominated in currencies other than the functional currencies of the Group entities as of December 31, 2009 and 2010, respectively, which were mainly sourced from capital injections by certain shareholders of the Group and the IPO proceeds.

Certain of the cash and cash equivalents denominated in RMB are deposited with several state-controlled banks in the PRC in the ordinary course of business. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

21 Trade and other payables

	December 31,
	2009	2010
	RMB’000	RMB’000
Current
Trade payables	540,083	1,135,381
Bills payable	896,892	2,003,856
Receipt in advance	522,195	177,657

	1,959,170	3,316,894

Accrued expense and other payables	133,008	199,875
Amounts due to related parties (Note 30)	110,940	115,773

	2,203,118	3,632,542

Non-current
Trade payables	20,140	38,525

Certain suppliers requested the Group to pay by means of bills payable so as to ensure they can receive payments on time. Bills payable represent short-term notes payable issued by financial institutions to the Group’s suppliers. Upon maturity of the bills, the suppliers receive the face amount of the bills from the financial institutions and the Group pays the same amount plus a bank charge of approximately 0.05% to 0.75% of the face amount to the financial institutions. As of December 31, 2009 and 2010, all bills payable mature within twelve months from the reporting date.

Pursuant to the wind turbine sale arrangements entered into between the Group and its customers, the Group normally receives advance payments ranging from 10% to 30% of the contract sales prices from the customers prior to the delivery of wind turbines to the customers’ location. Upon the receipt of advance payments, the Group records the amounts as “receipt in advance” within “trade and other payables” in the consolidated statements of financial position.

21 Trade and other payables (continued)

As of December 31, 2009 and 2010, trade payables expected to be settled after more than one year amounted to RMB20,140,000 and RMB38,525,000, respectively. All of the other trade and other payables (excluding receipt in advance) are expected to be settled within one year or are repayable on demand.

22 Short-term bank loans

	December 31,
	2009	2010
	RMB’000	RMB’000
Bank loans
— secured by pledged bank deposits	67,097	—
— secured by pledged trade receivables	—	200,000
— unsecured	114,576	280,000

	181,673	480,000

Short-term bank borrowings outstanding as of December 31, 2009 and 2010 bear a weighted average interest rate of 3.61% and 5.05% per annum, respectively. The bank borrowings are primarily obtained for general working capital, and have maturity terms ranging from six to twelve months.

As of 31 December, 2009, RMB114,576,000 of the unsecured bank borrowings are guaranteed by either Mingyang Electrical, Zhang Chuanwei or Zhongshan Mingyang Electrical Appliances Factory (“Mingyang Electrical Appliances”), an entity wholly owned by Zhang Chuanwei.

As of 31 December, 2010, RMB180,000,000 of the unsecured bank borrowings are guaranteed by either Mingyang Electrical, Zhang Chuanwei or Mingyang Longyuan Electric Co., Ltd. (“Mingyang Longyuan”), a wholly owned subsidiary of Mingyang Electrical. RMB110,000,000 of the short-term bank loans secured by pledged trade receivables are guaranteed by Mingyang Electrical and Zhang Chuanwei.

Mingyang Electrical, Zhang Chuanwei, Mingyang Electrical Appliances and Mingyang Longyuan did not receive any consideration from the Group for being the guarantor of the Group’s bank borrowings. The estimated fair value of the guarantees was determined to be immaterial.

The Group has unutilized bank facilities of RMB1,986,782,000 and RMB1,384,621,000 as of December 31, 2009 and 2010, respectively.

23 Income tax in the consolidated statements of financial position

(a) Income tax payable in the consolidated statements of financial position represents:

	December 31,
	2009	2010
	RMB’000	RMB’000
PRC income tax – balance of provision for the year	33,748	43,506

(b) Deferred tax assets and liabilities recognized:

The components of deferred tax assets / (liabilities) recognized in the consolidated statements of financial position and the movements during the year are as follows:

	Deferred revenue	Trade receivables	Accrual on warranty liability	Unused tax losses	Intangible assets	Property, plant and equipment	Unrealized profit of inventories	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2009	3,595	—	—	—	(2,194)	(1,401)	—	—	—
Credited / (charged) to profit or loss	9,806	132	1,228	915	(7,846)	(3,062)	—	—	1,173

As of December 31, 2009	13,401	132	1,228	915	(10,040)	(4,463)	—	—	1,173

As of January 1, 2010	13,401	132	1,228	915	(10,040)	(4,463)	—	—	1,173
Credited / (charged) to profit or loss	26,290	7,200	41,712	(915)	(13,052)	1,078	13,797	83	76,193

As of December 31, 2010	39,691	7,332	42,940	—	(23,092)	(3,385)	13,797	83	77,366

23 Income tax in the consolidated statements of financial position (continued)

(b) Deferred tax assets and liabilities recognized (continued):

	December 31,
	2009	2010
	RMB’000	RMB’000
Deferred tax assets recognized in the consolidated statements of financial position	2,820	77,366
Deferred tax liabilities recognized in the consolidated statements of financial position	(1,647)	—

(c) Deferred tax assets not recognized:

In accordance with the accounting policy set out in Note 3(p), as of December 31, 2009 and 2010, the Group has not recognized deferred tax assets in respect of unused tax losses of RMB6,777,000 and RMB11,656,000 and other temporary differences of RMB575,247,000 and RMB9,451,000 which mainly consist of deferred revenue of RMB481,664,000 and nil, respectively. The deferred tax assets not recognized as of December 31, 2010 were mainly related to deferred tax assets of Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”) (see Note 31), a subsidiary of the Group. The Group determined that it was not probable that the tax losses and other temporary differences of Tianjin Blade could be utilized and therefore the deferred tax assets were not recognized. As of December 31, 2010, unrecognized tax losses of RMB28,000 and RMB11,628,000 will expire in 2014 and 2015, respectively, if unused.

24 Provisions

Provisions represent wind turbine warranties.

	December 31,
	2009	2010
	RMB’000	RMB’000
As of January 1	3,938	41,518
Additions	38,585	180,804
Provisions utilized	(1,005)	(11,205)

As of December 31	41,518	211,117

Current portion	22,364	98,391
Non-current portion	19,154	112,726

As of December 31	41,518	211,117

24 Provisions (continued)

The Group’s wind turbines are typically sold with a two-year warranty for defects in materials and workmanship. Upon the request by the Group’s customers, some of the wind turbines are sold with a longer warranty period of up to five years. The warranty period formally starts after the wind turbines have passed the durability test. Other than the warranty period stated in the contracts, the Group also has the obligations for defects in materials and workmanship during the period from the time when the wind turbines are accepted by customers until the completion of the durability test. Based on historical experience, this additional warranty period did not cause the Group to incur significant costs. During the warranty period, if the annual utilization rate of a wind turbine falls below 95%, or if the actual annual output of the wind turbines falls below 95% of its designed output, the Group is subject to a penalty of up to 15% of the contract amount relating to sale of the wind turbine. Further, if the annual utilization rate of a wind turbine falls below 75%, or if the actual annual output falls below 75% of its designed output, the customer has a right to have the Group replace or fix the defective components. These obligations are treated and considered as part of the overall warranty obligation. Since the Group has limited historical experience, management estimated the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. Management has compared the terms of its warranty, the design and technology of its wind turbines with those of other companies in the same business, and believes the Group’s wind turbines are within industry norms and comparable to these companies in terms of technology and durability. Management also considers the warranty provided by the Group’s component suppliers, which typically provide warranties for a period ranging from 6 months up to 60 months after the components are delivered and accepted by the Group, in estimating the cost of the warranty obligations. Based on management’s best estimate of the cost of warranty obligations, with reference to the Group’s limited historical experience, the warranty provided by the Group’s component suppliers and the experience of other enterprises in the same industry, the Group has provided a warranty accrual equivalent of 3.3% of revenue from sale of wind turbines for the years ended December 31, 2009 and 2010.

Actual warranty costs incurred or claimed are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from estimates, the Group will revise its warranty provisions accordingly.

In addition to the two-to-five-year warranty period, the Group may also be required to replace key components throughout the designed life time of the wind turbines at no additional cost to the Group’s customers in a timely manner if the wind turbines have defects in design, manufacturing process or materials caused by the Group (“Life Time Warranty Requirement”). Given the stable performance of the wind turbines that have been commissioned and are in operation, the Group was able to renegotiate and cancel the potential obligations for the Life Time Warranty Requirement that are specified in sales contracts for which revenues have been recognized for nil consideration. Therefore, no additional warranty costs were accrued for the Life Time Warranty Requirement.

25 Deferred income

		December 31,
	Note	2009	2010
		RMB’000	RMB’000
Non-current
Discount effect of retention receivables	16	3,723	22,501
Government grant	6	—	92,967

		3,723	115,468

Current
Discount effect of retention receivables	16	3,054	11,381

26 Share capital and reserves

(a) Share capital and capital reserves

As described in Note 2(b), the Company was incorporated in the Cayman Islands on February 26, 2009. Upon incorporation, the Company’s authorized share capital was 50,000 ordinary shares with a par value of US$1 per share. The Company had 1,000 ordinary shares issued and fully paid upon incorporation. In February 2010, the Company approved a 1,000-for-1 share split and the increase in the number of authorized ordinary shares from 50,000,000 ordinary shares (post split) to 1,000,000,000 with a par value of US$0.001 per share. Upon the completion of the Share Exchange in May 2010, the Company had 100,000,000 issued and fully-paid ordinary shares. All share and per share amounts for all periods presented have been adjusted to reflect the share split.

The amounts contributed to Guangdong Mingyang prior to the Reorganization are presented as “equity contributions” in the consolidated statements of changes in equity. Equity contributions attributable to the shareholders of the Company of RMB184,239,000 and RMB520,921,000 for the year ended December 31, 2008 and 2009, were recorded as “capital reserves” within the consolidated statements of changes in equity.

Pursuant to the Articles of Association of Guangdong Mingyang, as amended, the equity holders of Guangdong Mingyang were required to contribute an additional RMB42,102,000 to Guangdong Mingyang in 2009. Such amount was initially recorded as “receivable for capital reserves” and presented as a reduction of equity. The amount was subsequently received in March 2010.

In October, 2010, in connection with its IPO in the U.S. market, the Company issued 25,000,000 ordinary shares with par value of US$0.001 each, at a price of US$14.00 per share to investors. Net proceeds from such issue amounted to RMB2,163,460,000 (after offsetting issuance costs of RMB181,926,000), out of which RMB168,000 and RMB2,163,292,000 were recorded in share capital and capital reserves respectively.

26 Share capital and reserves (continued)

(a) Share capital and capital reserves (continued)

Issued share capital represents the par value of ordinary shares issued. As of December 31, 2009, the Company had 1,000 ordinary shares (pre-split) issued and outstanding at par value of US$0.001 per share. As of December 31, 2010, the Company had 125,000,000 ordinary shares issued and outstanding at par value of US$0.001 per share.

As described in Note 2(b), the non-controlling interests in Guangdong Mingyang owned by Mingyang Electrical did not participate in the Share Exchange and remained as the 1% equity holder of Guangdong Mingyang after the Reorganization. In December 2010, Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd., a wholly own subsidiary of the Company, made a cash capital injection of US$200 million into Guangdong Mingyang. After the capital injection, the Company in aggregate owns 99.16% equity interest of Guangodng Mingyang. The 1% equity interest of Guangdong Mingyang previously held by Mingyang Electrical was diluted to 0.84% as a result of the capital injection which resulted in a reduction of the non-controlling interest by RMB9,277,000. Equity amounts of Guangdong Mingyang are allocated between the shareholders of the Company and the non-controlling interest based on the carrying amounts of Guangdong Mingyang’s net assets and the portion of the net assets attributable to the Company and the non-controlling interest.

(b) Translation reserves

The translation reserves comprise all foreign currency differences arising from the translation of the financial statements of foreign operations.

(c) Share-based payment arrangements

(i) Compensatory award to senior management personnel in 2008

On November 17, 2008, Clarity China Management Limited (“Clarity China”), an entity which then owned 100% equity interests in First Base Investments Limited (“First Base”), which in turn directly owned 32.19% equity interests in Guangdong Mingyang on that date, entered into share transfer agreements with three entities that are each wholly-owned by the following three senior management personnel of the Group:

•	Zhang Chuanwei, Chief Executive Officer and Chairman of the Board of Directors of the Group;

•	Wang Xian, Vice President and Director of the Group; and

•	Wang Song, Vice President and Director of the Group.

Pursuant to the share transfer agreements, Clarity China transferred 42.69% of its shares in First Base (or in total 4,269 shares) to these three entities for a nominal consideration of 4,269 Hong Kong dollars (“HKD”) as an award for the three senior management personnel’s past services provided to the Group. Because First Base is a holding company with no operations and assets other than the equity investment in Guangdong Mingyang, the three senior management personnel effectively received 13.74% equity interests in Guangdong Mingyang upon the completion of the share transfer.

26 Share capital and reserves (continued)

(c) Share-based payment arrangements (continued)

(i) Compensatory award to senior management personnel in 2008 (continued)

In accordance with IFRS 2, Share-Based Payment, for share-based payment granted to employees of the Group by the Group’s investor, the Company recognizes the costs of the share-based payment as a staff cost with a corresponding credit to capital reserves as an equity contribution.

In measuring the compensatory award to senior management personnel, the date of November 17, 2008 was used as the grant date because on such date all necessary approvals were obtained, and both Clarity China and the three management personnel had a mutual understanding of the key terms and conditions of the award. The Group determined that the estimated grant-date fair value of the award was RMB379,491,000 (Note 7). The fair value was based on a valuation conducted by an independent valuation firm. Because no future services were required to be performed by the senior management personnel in exchange for the award and the award did not contain any performance or market condition, the cost of the award (as measured based on the grant-date fair value of the 4,269 shares in First Base, or 13.74% equity interests in Guangdong Mingyang on that date) was immediately charged to profit or loss as administrative expenses with a corresponding credit to equity during the year ended December 31, 2008.

The fair value was determined using the discounted cash flow method, or income approach, which is considered to be most relevant and reliable to assess the fair value of the Group’s equity. The discounted cash flow method involves applying an appropriate discount rate to estimated cash flows in the future years taking into consideration of the below factors:

•	the nature of the Group’s business;

•	the financial condition of the Group’s business and the economic outlook in general;

•	the operational contracts and agreements in relation to the Group’s business;

•	the Group’s projected operating results; and

•	financial and business risks The calculation of the discounted cash flows assumed a weighted average cost of capital of 16.37%.

(ii) Equity-settled share options program in 2010

On August 31, 2010, the 2010 equity incentive plan was approved by the shareholders of the Company. On September 30, 2010, the Company granted a total of 4,600,000 share options to certain directors, officers and other employees. The share options have a contractual term of five years. The exercise price of these share options is US$8.40 per share and the grant date fair value of these share options amounted to US$40,949,000 (RMB274,403,000). The fair value was based on a valuation conducted by an independent valuation firm. RMB34,445,000 was recognized as staff costs in respect of the share options (Note 7) with a corresponding credit to capital reserves during 2010.

26 Share capital and reserves (continued)

(c) Share-based payment arrangements (continued)

(ii) Equity-settled share options program in 2010 (continued)

These share options granted by the Company have a vesting term of four years, that is 25% of the share options granted shall vest and become exercisable on each of the first, second, third and fourth anniversaries of the grant date. As of December 31, 2010, none of these share options was vested or exercisable.

The grant-date fair value of these share options is estimated by using a binomial option valuation model. The inputs used in the measurement of the fair values at grant date of the share options were as follows:

	Share options granted on September 30, 2010
Fair value of share options and assumptions
Weighted average options fair value at grant date	US$	8.90
Share price at grant date	US$	14.00
Exercise price	US$	8.40
Expected volatility (average historical volatility of the comparable companies)		69.83%
Expected dividend yield		0.00%
Risk-free interest rate		1.26%
Estimated forfeiture rate		0.00%
Sub-optimal exercise factor		2

(d) Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholders’ returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of a net-debt-to-equity ratio. For this purpose, net debt is defined as total debt which includes short-term bank loans less cash and cash equivalents.

26 Paid-in capital and reserves (continued)

(d) Capital management (continued)

The Group’s strategy is to maintain an optimal capital structure to reduce cost of capital. In order to maintain it, the Group may invite funds from potential investors, raise new debt financing or sell assets to reduce debt.

The net-debt-to-equity ratio as of December 31, 2009 and 2010 was as follows:

		The Group
	Note	2009	2010
		RMB’000	RMB’000
Short-term bank loans	22	181,673	480,000
Less: Cash and cash equivalents	20	(722,233)	(2,485,972)

Net debt		(540,560)	(2,005,972)

Total equity		576,789	3,527,197

Net-debt-to-equity ratio		N/A	N/A

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

27 (Loss) / earnings per share

For the purpose of calculating basic and diluted (loss) / earnings per share, the number of ordinary shares used in the calculation has been retroactively adjusted to reflect the share split in February 2010 (see Note 26(a)), the Reorganization (see Note 2(b)), and the incorporation of the Company, as if these events had occurred at the beginning of the earliest period presented and these shares had been outstanding for all periods.

(a) Basic and diluted (loss) / earnings per share

	2008	2009	2010
	RMB’000	RMB’000	RMB’000
(Loss) / profit attributable to shareholders of the Company	(494,493)	(221,313)	702,135

Weighted average number of ordinary shares	100,000,000	100,000,000	106,250,000

Basic (loss) / earnings per share (RMB per share)	(4.94)	(2.21)	6.61

27 (Loss) / earnings per share (continued)

(a) Basic and diluted (loss) / earnings per share (continued)

The amounts of diluted (loss) / earnings per share are the same as basic (loss) / earnings per share as there were no potential dilutive ordinary shares in existence for both the current and prior years.

(b) Weighted average number of ordinary shares

	2008	2009	2010
Issued ordinary shares as of January 1	100,000,000	100,000,000	100,000,000
Effect of shares issued upon IPO	—	—	6,250,000

Weighted average number of ordinary shares as of December 31	100,000,000	100,000,000	106,250,000

28 Financial risk management and fair values

The Group has exposure to credit risk, liquidity risk and market risk which arise from the normal course of the Group’s business.

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group’s Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

28 Financial risk management and fair values (continued)

(a) Credit risk

The Group’s credit risk arises principally from trade and other receivables, pledged bank deposits and cash and cash equivalents. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. The carrying amounts of trade and other receivables, pledged bank deposits and cash and cash equivalents represent the Group’s maximum exposure to credit risks.

As of December 31, 2009 and 2010, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB452,371,000 and RMB1,935,237,000 respectively was deposited in the bank accounts of China Construction Bank and Industrial and Commercial Bank of China.

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group’s exposure to credit risk of trade receivables is influenced mainly by the individual characteristics of each customer and therefore credit risk primarily arises when the Group has significant exposure to individual customers. The Group’s exposure to credit risk is highly concentrated in a number of state owned enterprise customers which operate in the wind power generating industry in the PRC. As of December 31, 2009, 40.22% and 91.30% of the total trade receivables were due from the Group’s largest and the five largest customers, respectively. As of December 31, 2010, 42.41% and 87.12%, of the total trade receivables were due from the Group’s largest and the five largest customers, respectively.

Trade receivables are due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of each financial asset, in the consolidated statements of financial position before deducting any impairment allowance. Except for the financial guarantees provided by the Group as set out in Note 29, the Group does not provide any other guarantees which would expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the reporting date is disclosed in Note 29(f).

Other disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in Note 16.

(b) Liquidity risk

The Board of Directors of the Company is responsible for the Group’s overall cash management and the raising of borrowings to cover expected cash demands. The Group’s policy is to regularly monitor its liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

28 Financial risk management and fair values (continued)

(b) Liquidity risk (continued)

The following tables show the remaining contractual maturities at the reporting date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates) and the earliest date the Group required to pay:

	2009
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivative financial liabilities
Short-term bank loans	29,077	158,719	—	187,796	181,673
Related parties borrowings	62,175	—	—	62,175	60,000
Trade and other payables
(exclude receipt in advance)	1,620,923	—	20,140	1,641,063	1,641,063

	1,712,175	158,719	20,140	1,891,034	1,882,736
Derivative financial liabilities
Foreign exchange forward contracts
Inflow	(15,384)	(52,840)	—	(68,224)	(785)
Outflow	14,740	53,470	—	68,210	651

	1,711,531	159,349	20,140	1,891,020	1,882,602

	2010
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivative financial liabilities
Short-term bank loans	353,370	146,185	—	499,555	480,000
Trade and other payables
(exclude receipt in advance)	3,454,885	—	38,525	3,493,410	3,493,410

	3,808,255	146,185	38,525	3,992,965	3,973,410
Derivative financial liabilities
Foreign exchange forward contracts
Inflow	(62,054)	—	—	(62,054)	—
Outflow	63,695	—	—	63,695	1,641

	3,809,896	146,185	38,525	3,994,606	3,975,051

28 Financial risk management and fair values (continued)

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group seeks to manage and control the market risks to minimise potential adverse effects on the Group’s financial performance, and use derivative instruments when deemed appropriate. All such transactions are carried out within the guidelines set by the Board of Directors.

(i) Currency risk

The Group is exposed to currency risk primarily through purchases which give rise to payables that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily Euros (“EUR”) , USD and HKD.

Most of the sales and purchases transactions are denominated in functional currency of the entity to which they relate. In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

In addition, the functional currency of the Company is USD. As of December 31, 2010, the Company has cash and cash equivalents of RMB727,877,000 denominated in RMB.

The Group reviews its foreign currency exposures regularly and has been using foreign exchange forward contracts to carry out economic hedges of foreign currency risk. The management does not consider its present foreign exchange risk to be significant.

The disclosures in respect of the Group’s foreign exchange forward contracts are set out in Note 8(a).

28 Financial risk management and fair values (continued)

(c) Market risk (continued)

(i) Currency risk (continued)

Currently, all foreign exchange transactions in the PRC take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign currencies. Approval of foreign currency payments by the People’s Bank of China or other authorised institutions requires submission of a payment application form together with relevant supporting documents.

Exposure to currency risk

The following table details the Group’s exposure at the reporting dates to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB translated using the spot rate at the year end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31,
	2009			2010
	USD	EUR	HKD	USD	EUR	HKD	RMB
Cash and cash equivalents	320,079	382	19,151	28,044	17,656	141	727,877
Trade and other payables	(4,534)	(68,227)	—	(34,224)	(63,543)	—	—
Short-term bank loans	(2,929)	(59,145)	(5,021)	—	—	—	—

	312,616	(126,990)	14,130	(6,180)	(45,887)	141	727,877
Foreign exchange forward contracts	2,929	59,145	5,021	(63,696)	61,646	—	—

Net exposure	315,545	(67,845)	19,151	(69,876)	15,759	141	727,877

28 Financial risk management and fair values (continued)

(c) Market risk (continued)

(i) Currency risk (continued)

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s (loss) / profit after tax (and accumulated losses) that would arise if foreign exchange rates to which the Group has significant exposure at the reporting date had changed at that date, assuming all other risk variables remained constant.

	2009			2010
	Appreciation in RMB	Decrease / (increase) in loss after tax	Decrease / (increase) in accumulated losses	Appreciation in RMB	Increase / (decrease) in profit after tax	Decrease / (increase) in accumulated losses
		RMB’000	RMB’000		RMB’000	RMB’000
USD	3%	(8,046)	(8,046)	3%	23,618	23,618
EUR	1.5%	865	865	1.5%	(201)	(201)
HKD	3%	(488)	(488)	3%	(4)	(4)

The weakening of the RMB against the above currencies by the same percentages would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group companies’ (loss) / profit after tax and equity measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the reporting date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the reporting date. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

28 Financial risk management and fair values (continued)

(c) Market risk (continued)

(ii) Interest rate risk

Interest rate risk arises primarily from short-term bank loans and pledged bank deposits, and related parities borrowings. All short-term bank loans as at reporting dates were on a fixed rate basis.

Profile

At the reporting dates the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2009	2010
	RMB’000	RMB’000
Fixed rate instruments
Pledged bank deposits	145,995	—
Short-term bank loans	(181,673)	(480,000)
Related parties borrowings (Note 30(a)(vii))	(60,000)	—

	(95,678)	(480,000)

Variable rate instruments
Cash and cash equivalents	722,233	2,485,972
Pledged bank deposits	—	131,967

	722,233	2,617,939

Fair value sensitivity analysis for fixed rate instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss, and the Group does not designate derivatives as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

An increase of 100 basis point in interest rates at the reporting date would have decreased / increased the loss / profit for the year and increased the equity by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	2009	2010
	RMB’000	RMB’000
100 basis point increase	6,139	23,440

A 100 basis point decrease would have had the equal but opposite effect on the above financial instruments to the amounts shown above, on the basis that all other variables remain constant.

28 Financial risk management and fair values (continued)

(d) Fair value

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the reporting date across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Liabilities
Derivative financial instruments
-Foreign exchange forward contracts	—	1,641	—	1,641

During the year there were no significant transfers between instruments in Level 1 and Level 2.

The fair value of foreign exchange forward contracts is estimated by using Bloomberg Option Pricing Model, taking into account the market rates as at the valuation dates and features, such as maturities, notional amounts and contract rates of the foreign exchange forward contracts.

(ii)	The fair value of the financial guarantee liability is calculated based on the maximum potential amount of guarantee as of the year end dates and the duration of the guarantee period by applying a market rate of guarantee service of 0.60% per annum, which is the rate for guarantee service provided by third party financial institutions with reference to the market rate for similar duration of guarantee. Details of guarantees provided are set out in Note 29(f).

(iii)	The carrying amount of the Group’s other financial instruments carried at cost or amortized cost are not materially different from their fair values as at the reporting dates.

29 Commitments, contingencies and guarantees

(a) Operating lease commitments

At the reporting date, the Group’s total future minimum lease payments under non-cancellable operating leases are as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000
Within 1 year	2,306	28,746
After 1 year but within 5 years	62	7,229

	2,368	35,975

The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(b) Capital commitments

As of December 31, 2010 the Group has contractual capital commitments of RMB22,732,000 for purchases of property, plant and equipment.

Jiangsu Mingyang was incorporated on September 30, 2009 by Guangdong Mingyang and Jiangsu Diao Investment Company Limited (“Jiangsu Diao”) with a registered capital of RMB240,000,000. Pursuant to the Articles of Association of Jiangsu Mingyang, Guangdong Mingyang and Jiangsu Diao agreed to subscribe for 60% and 40% of the registered capital respectively. As of December 31, 2010, Guangdong Mingyang has future capital commitments of RMB72,000,000 to Jiangsu Mingyang, which should be injected within two years from the date of incorporation.

(c) Purchase commitments

The Group has entered into several purchase agreements with certain suppliers for the purchase of raw materials used in the manufacture of wind turbines. As of December 31, 2010, the Group has future minimum purchase commitments of RMB1,475,961,000. The Group expects the raw materials under these purchase agreements to be delivered within 12 months from the reporting date.

Under a license agreement entered into between the Group and a third party in 2008, the purchase price of the exclusive license rights of SCD technology for the manufacture of wind turbines with design capacity of 5MW or 6MW was Euro12,000,000, of which the Group has made an initial down payment of Euro1,500,000 (RMB14,339,000) during 2010 (Note 11(a) and Note 17). As of December 31, 2010, the Group’s purchase commitment under the license agreement was Euro10,500,000 (RMB92,468,000).

29 Commitments, contingencies and guarantees (continued)

(c) Purchase commitments (continued)

Pursuant to the license agreement, upon the issuance of the clearance for the series production of the SCD wind turbines with design capacity of 2.5MW or 3MW (the “clearance”) by the third party, the Group is obligated to pay an advance minimum annual royalty payment of Euro750,000 (RMB7,348,000) and Euro3,000,000 (RMB29,391,000) during the first and second years of production, respectively. The advance minimum annual royalty payment will be Euro8,000,000 (RMB78,377,000) in the third year and onwards. The requirement of advance minimum annual royalty payment for SCD wind turbines with design capacity of 5MW or 6MW is the same as the SCD wind turbines with design capacity of 2.5MW or 3MW.

Up to December 31, 2010, the third party has not yet issued the clearance to the Group and the Group was not obligated to make any advance minimum annual royalty payment to the third party.

(d) Property ownership certificate

According to the relevant PRC laws and regulations, a property ownership certificate is granted by the local government when the construction of the manufacturing plant or building is completed. As of December 31, 2010, Jilin Mingyang and Guangdong Mingyang were in the process of applying for the property ownership certificates for its manufacturing plants and office building with costs of RMB54,518,000 and RMB56,569,000, respectively. Management believes that Jilin Mingyang and Guangdong Mingyang will ultimately be granted the property ownership certificates. In addition, management believes that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant property ownership certificates.

(e) Bills receivable

In the ordinary course of business, the Group has sold its bills receivable to banks and transferred its bills receivable to its suppliers or vendors as payment or settlement of its liabilities to these parties. According to the relevant laws and regulations in the PRC, bills receivable that have been sold or transferred are subject to limited recourse provision in the event the issuing bank that issued the bills receivable defaults on payment when the bills receivable mature. At the time of the sale and transfer, the Group has determined all the risks and rewards of ownership of the bills receivable have been transferred, and accordingly, the bills receivable are derecognized. The estimated fair value of the limited recourse obligations was determined to be immaterial. The Group did not experience any losses under these limited recourse provisions for the years ended December 31, 2008, 2009 and 2010.

The Group recorded the discount from the bills receivable sold to banks of RMB622,000, RMB897,000, and RMB3,711,000 respectively, in interest expense in the consolidated income statements for the years ended December 31, 2008, 2009 and 2010, respectively. Interest expense on bills receivable discounted to banks is recognized in the period during which it occurs.

29 Commitments, contingencies and guarantees (continued)

(e) Bills receivable (continued)

As of December 31, 2009 and 2010, bills receivable which have been sold or transferred by the Group but not yet matured and therefore subject to limited recourse are summarized as follows:

	December 31,
	2009	2010
	RMB’000	RMB’000
Bills receivable	17,281	82,145

(f) Guarantee

In 2008, the Group provided guarantees for credit facilities of Mingyang Electrical and Mingyang Longyuan with maximum potential amount of future payments of RMB180,000,000. The guarantees expired on December 31, 2009. No guarantee fees were received by the Group for providing the guarantees to the banks. At the inception of the guarantees, the Group recognized interest expense with a corresponding credit to a liability for these guarantees of RMB1,080,000 in its consolidated statements of financial position. As of December 31, 2009, the liability has been reduced to nil upon the expiration of the guarantee, which was when the Group was released from the risk under the guarantee.

The Group provided guarantees for credit facilities and bank loans of Mingyang Electrical, Mingyang Longyuan, and Jinneng Mingyang, an associate of Guangdong Mingyang. As of December 31, 2010, the maximum potential amount of future payments that the Group may be required to make under these guarantees is RMB346,386,000, of which RMB280,000,000 expire on December 31, 2012 and RMB66,386,000 expire on November 19, 2016. As of December 31, 2010, management believes it was not probable the Group will be liable for any future payments under these guarantees. No guarantee fees were received by the Group for providing the guarantees to the banks. At the inception of the guarantees, the Group recognized interest expense with a corresponding credit to a liability for these guarantees of RMB7,032,000 in its consolidated statements of financial position. RMB2,078,000 of the initial recognized guarantee liability was amortized in profit or loss during 2010.

(g) Litigations

In January 2008, Tianjin Blade entered into a lease agreement with Tianjin Feilong Additive Co., Ltd. (“Tianjin Feilong”), for the lease of three buildings to be used as manufacturing plants for a period of 24 months from April 2008 to March 2010. According to the terms set out in the lease agreement, Tianjin Blade can terminate the lease agreement prior to its expiry provided that (1) Tianjin Blade delivers a written notice to Tianjin Feilong four months before the proposed termination; and (2) Tianjin Blade compensates Tianjin Feilong for its losses incurred thereon.

In December 2009, Tianjin Feilong brought a lawsuit against Tianjin Blade for early terminating the lease. Tianjin Feilong requested Tianjin Blade to (1) pay approximately RMB3,400,000 in respect of its loss in rental income as well as the penalty for breach of the lease agreement by Tianjin Blade; and (2) pay approximately RMB200,000 as reimbursement for the miscellaneous costs incurred due to early termination of the lease agreement. To date, the court has not yet issued a decision on this lawsuit.

29 Commitments, contingencies and guarantees (continued)

(g) Litigations (continued)

Management, after consultation with the Group’s external legal counsel, considered it is not probable that Tianjin Blade will need to pay the amount of RMB3,400,000 because (1) Tianjin Blade delivered a written notice to Tianjin Feilong in July 2009, five months before it terminated the lease agreement in December 2009; and (2) Tianjin Feilong leased the buildings to another party in December 2009, and hence did not suffer loss in respect of rental income due to early termination of the lease agreement. However, management believes that Tianjin Blade will be required to pay an amount of approximately RMB200,000 to Tianjin Feilong as reimbursement for the miscellaneous costs it has incurred and accordingly Tianjin Blade has accrued this amount as of December 31, 2009 and 2010.

30 Material related party transactions

(a) The significant related party transactions are summarised as follows:

		Year ended December 31,
	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000
Revenue from sale of wind turbines	(i)	111,564	395,719	—
Revenue from maintenance services	(i)	—	1,042	3,504
Revenue from sale of raw materials	(v)	—	2,283	—
Purchase of raw materials	(i), (iv) & (v)	26,780	179,600	513,600
Purchase of intangible asset	(i)	4,800	—	—
Purchase of lease prepayments	(i) & (viii)	4,215	—	33,351
Purchase of property, plant and equipment	(i) & (viii)	9,581	—	56,527
Rental expense	(i), (iii), (viii) & (ix)	4,458	7,882	35,736
Borrowings from related parties	(i), (iii), (iv), (v), (vi) & (vii)	189,328	356,000	100,000
Repayment of borrowings to related parties	(i), (iii), (iv), (v), (vi) & (vii)	102,743	383,660	160,000
Interest expense	(i), (iii), (vi) & (vii)	2,796	29,196	3,593
Commission expense	(iii)	—	15,341	5,956
Advances made to related parties	(i), (ii), (iii), (iv) & (vi)	24,434	47,011	7,810
Collection of advances made to related parties	(i), (ii), (iii) & (iv)	8,842	3,186	74,677
Payment for consideration of asset acquisition	(i)	—	—	50,000
Acquisition of non-controlling interest	(viii)	—	—	8,720
Trademark licence fees	(i)	—	—	10

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

The amounts due from and due to related parties are summarised as follows:

		December 31,
		2009	2010
		RMB’000	RMB’000
Trade receivables from a related party
Mingyang Electrical	(i)	204,246	135,192

Amounts due from related parties
Mingyang Electrical	(i)	38,338	—
Zhang Chuanwei	(ii)	24,160	—
Wang Xian	(ii)	407	—
Wang Song	(ii)	883	—
Wu Buning	(ii)	99	—
Amounts due from key management personnel	(ii)	2,480	—
Mingyang Longyuan Electric Co., Ltd. (“Mingyang Longyuan”)	(iv)	717	15,117
Tianjin REnergy Electrical Co., Ltd. (“REnergy”)	(v)	700	15,174
Tianjin Mingyang New Energy Investment Co., Ltd. (“Tianjin New Energy”)	(vi)	—	47
Jinneng Mingyang	(ix)	—	944

Total amounts due from related parties		67,784	31,282

Amounts due to related parties
Mingyang Electrical	(i)	7,530	42,080
Mingyang Energy Investment	(iii)	6,130	743
Mingyang Longyuan	(iv)	—	1,877
REnergy	(v)	15,970	66,082
Mingyang Electrical Appliances	(vii)	77,400	—
Jilin Datong	(viii)	3,910	—
Inner Mongolia Equipment	(x)	—	4,991

Total amounts due to related parties		110,940	115,773

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(i)	For the years ended December 31, 2008, 2009 and 2010, the transactions between the Group and Mingyang Electrical included: (1) sale of wind turbines; (2) provision of maintenance services; (3) purchase of raw materials, intangible assets, lease prepayments, and property, plant and equipment; (4) operating lease of plant and buildings; (5) short-term borrowings from Mingyang Electrical and repayment of the borrowings; (6) interest expense for short-term borrowings; (7) interest-free advances provided to Mingyang Electrical and collection of the advances; and (8) acquisition of a subsidiary from Mingyang Electrical.

During 2007 when the Group was in the start-up stage, Mingyang Electrical agreed to enter into four wind turbine sale agreements with third-party customers on behalf of the Group. When the Group formally commenced commercial operations and productions in 2008, Mingyang Electrical entered into supplemental agreements with the Group for two of the wind turbine sale agreements, under which the Group would deliver the wind turbines and provide maintenance services for the wind turbines during the warranty period directly to the third-party customers. Because the Group received payments for the delivery of wind turbines and provision of maintenance services from Mingyang Electrical, the Group recorded the trade receivables under these wind turbine sale agreements as due from Mingyang Electrical. Mingyang Electrical retained 1% of the total contract amount of these two wind turbine sale agreements as reimbursement for its costs incurred. In connection with the remaining two wind turbine sale agreements entered into by Mingyang Electrical on behalf of the Group, under which no revenues were recognised in both 2008 and 2009, the Group re-entered into wind turbine sale agreements directly with the third-party customers in April 2009 under the same terms.

Other than the four wind turbine sale agreements entered into by Mingyang Electrical on behalf of the Group with the customers in 2007 as mentioned above, all the wind turbine sale agreements are entered into directly between the Group and its customers in 2008 and onwards.

The Group provided maintenance services to Mingyang Electrical and the relating revenue was RMB1,042,000 and RMB3,504,000 for year ended December 31, 2009 and 2010, respectively.

The total trade receivables due from Mingyang Electrical of RMB135,192,000 as of December 31, 2010 is expected to be settled in 2011.

The Group purchased raw materials of RMB5,193,000, RMB8,125,000 and RMB2,238,000 from Mingyang Electrical for the years ended December 31, 2008, 2009 and 2010, respectively.

In June 2007, Mingyang Electrical acquired an unpatented technology that is used in the manufacture of wind turbine blades from a third party at a consideration of Euro455,000 (RMB4,853,000). Subsequently in May 2008, Mingyang Electrical transferred this unpatented technology to the Group for a consideration of RMB4,800,000.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(i)	(continued)

During the year ended December 31, 2010, the Group acquired from Mingyang Electrical the exclusive right to use two pieces of land at a consideration of RMB33,351,000. The Group has also acquired the manufacturing plant erected on one of the above mentioned land at a consideration of RMB55,399,000. The Group purchased certain machinery of RMB1,128,000 from Mingyang Electrical during 2010.

The Group leases plant and buildings from Mingyang Electrical under operating lease agreements. The lease term is normally 1 year, which can be renewed upon maturity. There is no bargain purchase option or bargain renewal options in such operating lease arrangements. The rent expense under these operating lease agreements amounted to RMB4,378,000, RMB4,901,000 and RMB8,367,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

In January 2009, the Group obtained short-term borrowings of RMB178,000,000 from Mingyang Electrical which bear interest rate at 5.95% per annum. The Group repaid both the principal amount of RMB178,000,000 and the related interest of RMB10,604,000 during the year ended December 31, 2009.

On January 11, 2010, Guangdong Mingyang acquired 100% equity interests of Zhongshan Equipment from Mingyang Electrical for a cash consideration of RMB50,000,000. The details are disclosed in Note 4(b).

The Group entered into two exclusive trademark license agreements with Mingyang Electrical in January 2010 and April 2010, respectively, to use two of Mingyang Electrical’s brand names and logos for a term of ten years with an annual license fee of RMB10,000.

The amounts due from Mingyang Electrical of RMB38,338,000 as of December 31, 2009 represented interest-free advances provided by the Group, which did not have a fixed term of repayment and was repayable upon demand. Such amounts were settled in March 2010.

The amounts due to Mingyang Electrical of RMB7,530,000 as of December 31, 2009 represented payable for purchase of raw materials of RMB2,684,000, payable for interest on short-term borrowings of RMB2,826,000 and payable for rent expenses of RMB2,020,000.

The amount due to Mingyang Electrical of RMB42,080,000 as of December 31, 2010 represented payable for purchase of property, plant and equipment of RMB40,884,000, payable for purchase of raw materials of RMB506,000, payable for rent expenses of RMB680,000 and payable for trademark license fees of RMB10,000. The amount due to Mingyang Electrical is expected to be repaid during 2011.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(ii)	Zhang Chuanwei is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Wang Song, Wang Xian and Wu Buning are senior officers and directors of the Company. Zhang Chuanwei owns a controlling equity interests in Mingyang Electrical through Mingyang Electrical Appliances, an entity he wholly owns. In connection with the compensatory award granted by Clarity China in November 2008, Zhang Chuanwei, Wang Xian and Wang Song, in aggregate own 42.69% equity interests in First Base, an entity which in turn owned 32.19%, 27.75% and 23.41% equity interests in Guangdong Mingyang as of December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2009, the amounts due from Zhang Chuanwei, Wang Xian, Wang Song, Wu Buning and key management personnel represented interest-free advances provided by the Group, which do not have a fixed term of repayment and is repayable upon demand. During the year ended December 31, 2010, the Group provided interest-free advances of RMB6,588,000 with similar terms to Zhang Chuanwei, Wang Xian, Wang Song, Wu Buning and key management personnel. All of the advances were collected as of December 31, 2010.

(iii)	Mingyang Energy Investment is an entity 99% owned by Zhang Chuanwei.

The Group entered into a one year lease agreement with Mingyang Energy Investment in March 2009 for the lease of building, which was renewed in March 2010 for another year. The rent expense under this operating lease agreement amounted to RMB2,981,000 and RMB2,971,000 for the year ended December 31, 2009 and 2010, respectively.

In 2009 and 2010, Mingyang Energy Investment assisted the Group entering into certain wind turbine sale agreements, including the provision of financing arrangement services to related customers. Pursuant to the above arrangements between the Group and Mingyang Energy Investment, upon receipt of the payment from the customers, the Group would pay a commission to Mingyang Energy Investment equal to an amount ranging from 1.4% to 3% of the payments that the customers made to the Group. The commission expense under these agreements amounted to RMB15,341,000 and RMB 5,956,000 for the year ended December 31, 2009 and 2010, respectively.

As of December 31, 2009, the amount due to Mingyang Energy Investment of RMB6,130,000 represented the payable for rent expense of RMB2,981,000 and the payable for commission expense of RMB3,149,000. During the year ended December 31, 2010, the Group provided RMB758,000 interest-free advances to Mingyang Energy Investment. All of the advances were collected as of December 31, 2010.

As of December 31, 2010, the amount due to Mingyang Energy Investment of RMB743,000 represented the payable for rent expenses.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(iv)	Mingyang Longyuan is a wholly owned subsidiary of Mingyang Electrical. In November 2008, the Group borrowed an interest free loan of RMB1,500,000 from Mingyang Longyuan and repaid the amount in the same month.

During the year ended December 31, 2010, the Group purchased raw materials of RMB5,236,000 from Mingyang Longyuan.

As of December 31, 2009, the amount due from Mingyang Longyuan of RMB717,000 represented interest-free advances provided by the Group.

During the year ended December 31, 2010, the Group provided interest-free advances of RMB417,000 to Mingyang Longyuan. The Group has collected RMB964,000 of the interest-free advances from Mingyang Longyuan during the year ended December, 2010.

As of December 31, 2010, the amount due from Mingyang Longyuan of RMB15,117,000 represented prepayment for purchase of raw materials of RMB14,947,000 and the unpaid balance of interest-free advances of RMB170,000. The amount due to Mingyang Longyuan of RMB1,877,000 represented payable for purchase of raw materials.

(v)	REnergy is a sub sidiary of Mingyang Energy Investment.

The Group purchased raw materials of RMB21,587,000, RMB171,475,000 and RMB506,126,000 from REnergy during the years ended December 31, 2008, 2009 and 2010, respectively. The Group sold raw materials of RMB2,283,000 to REnergy in 2009.

The Group obtained short-term interest-free borrowings of RMB18,000,000 from REnergy in 2008 and repaid RMB10,000,000 and RMB8,000,000 in 2008 and 2009, respectively.

As of December 31, 2009, the amount due from REnergy of RMB700,000 represented the receivable from sale of raw materials, and the amount due to REnergy of RMB15,970,000 represented payable for purchase of raw materials, which were settled in 2010.

As of December 31, 2010, the amount due from REnergy of RMB15,174,000 represented the prepayment for purchase of raw materials, and the amount due to REnergy of RMB66,082,000 represented payable for purchase of raw materials.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(vi)	Tianjin New Energy is 100% owned by Zhang Chuanwei.

In 2008, Tianjin New Energy provided borrowings of RMB17,980,000 to the Group, which had no terms of repayment, were due on demand and bore interest at a rate of 7.47% per annum. The Group repaid the above amounts in 2009.

During the year ended December 31, 2010, the Group provided interest-free advances of RMB46,610 to Tianjin New Energy. As of December 31, 2010, the amount remains outstanding.

(vii)	Mingyang Electrical Appliances is an entity wholly owned by Zhang Chuanwei.

On April 9, 2009, the Group borrowed RMB160,000,000 from Mingyang Electrical Appliances under a short-term loan agreement for its working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% in respect of its related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, the Group early repaid a principal amount of RMB100,000,000 under this loan. In January 2010, the Group borrowed an additional RMB100,000,000 from Mingyang Electrical Appliances. This loan mirrored the terms of the previous loan the Group entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand.

The interest expense for the loan during the years ended December 31, 2009 and 2010 amounted to RMB17,400,000 and RMB3,593,000, respectively. The amounts due to Mingyang Electrical Appliances of RMB77,400,000 as of December 31, 2009 included the outstanding principal amount of the short-term borrowing of RMB60,000,000 and the related interest expense of RMB17,400,000. The Group repaid all the outstanding borrowings of RMB160,000,000 and related interest to Mingyang Electrical Appliances in full in March 2010.

(viii)	Jilin Datong previously owned 20% equity interest in Jilin Mingyang. In April 2010, Guangdong Mingyang acquired the 20% equity interests of Jilin Mingyang from Jilin Datong at a consideration of RMB8,720,000 (Note 4(c)).

During the year ended December 31, 2008, the Group acquired the exclusive right to use the land for the manufacturing plant from Jilin Datong at a consideration of RMB4,215,000.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(viii)	(continued)

During the year ended December 31, 2008, the Group leased office building from Jilin Datong for a term of eight months under an operating lease agreement. The rental expense under this operating lease agreement in 2008 was RMB80,000. Also, in 2008, the Group purchased property, plant and equipment of RMB9,581,000 from Jilin Datong.

The amounts due to Jilin Datong of RMB3,910,000 as of December 31, 2009 included payable for the purchase of the exclusive right to use the land of RMB3,122,000 and payable for purchase of property, plant and equipment of RMB788,000. The payable amounts were settled in full during 2010.

(ix)	Jinneng Mingyang is an associate of the Group.

In January 2010, the Group entered into certain operating lease agreements with Jinneng Mingyang for the lease of plant and buildings. The rent expenses under this lease agreement was RMB24,398,000 for the year ended December 31, 2010. As of December 31, 2010, the amount due from Jinneng Mingyang of RMB944,000 represented the related rental deposit.

(x)	Inner Mongolia Equipment is an associate of the Group.

As of December 31, 2010, the amount due to Inner Mongolia Equipment of RMB4,991,000 represented a prepayment made by Inner Mongolia Equipment to the Group for licence of the unpatented technology for the manufacturing of wind turbines.

30 Material related party transactions (continued)

(b) Directors and key management personnel’s remuneration

The remuneration of directors and key management personnel for the years ended December 31, 2008, 2009 and 2010 is set out below:

	Salary	Discretionary bonus and other benefits#	Equity settled share-based payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
2008
Directors	912	218	379,491	380,621
Key management personnel	712	263	—	975

	1,624	481	379,491	381,596

2009
Directors *	1,137	819	—	1,956
Key management personnel	943	712	—	1,655

	2,080	1,531	—	3,611

2010
Directors *	1,552	201	—	1,753
Key management personnel	4,747	534	14,527	19,808

	6,299	735	14,527	21,561

#	Other benefits mainly include the payment to the defined contribution pension plans and other compulsory social security funds.
*	For the year ended December 31, 2009 and 2010, the amount does not include the commissions of RMB15,341,000 and RMB5,956,000, respectively, and other expenses paid to affiliates of Zhang Chuanwei.

31 Subsidiaries

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

Name of subsidiary	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2010	Effective percentage of equity interest as of December 31,		Principal activities
				2009	2010
			RMB’000
Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”)	Note 2(b)	Zhongshan	RMB548,367	99.00%	99.16%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”)		Tianjin	RMB72,000	99.00%	99.16%	Manufacture of wind turbine blades

Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”)		Zhongshan	RMB50,000	99.00%	99.16%	Manufacture of wind turbine blades

Jilin Mingyang Datong Wind Power Technology Co., Ltd. (“Jilin Mingyang”)	(ii)	Jilin	RMB100,000	80.00%	99.16%	Manufacture and sale of wind turbines and blades

Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”)		Tianjin	RMB60,000	99.00%	99.16%	Manufacture of wind turbine components

Jiangsu Mingyang Wind Power Technology Co., Ltd. (“Jiangsu Mingyang”)	(iii)	Jiangsu	RMB120,000	59.40%	59.50%	Manufacture and sale of wind turbines

Ming Yang Wind Power European R&D Center Limited Company (“Mingyang European”)		Denmark	DKK125	99.00%	99.16%	Research and development of wind turbine technology

Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)	(iv)	Zhongshan	RMB50,000	—	99.16%	Manufacture of wind turbine components

Ming Yang Wind Power USA Inc. (“Mingyang USA”)	(v)	United States	US$0.01	—	99.16%	Sale of wind turbines

Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd. (“Tianjin Investment”)	(vi)	Tianjin	US$200,000	—	100%	Investment activities

31 Subsidiaries(continued)

Notes:

(i)	The official names of the above consolidated subsidiaries in Chinese are translated into English for the purpose of these consolidated financial statements.
(ii)	Jilin Mingyang was incorporated on May 9, 2008 by Guangdong Mingyang and an unrelated party, Jilin Datong with a registered capital of RMB100,000,000. As of December 31, 2009, the paid-in capital of Jilin Mingyang was RMB20,000,000, and Guangdong Mingyang and Jilin Datong held approximately 80% and 20% equity interests in Jilin Mingyang, respectively. In April 2010, Guangdong Mingyang acquired the 20% equity interest from Jilin Datong for a cash consideration of RMB8,720,000 and made a further capital injection of RMB80,000,000 at the same time. As of December 31, 2010, Guangdong Mingyang owned 100% equity interest in Jilin Mingyang.
(iii)	Jiangsu Mingyang was incorporated on September 30, 2009 by Guangdong Mingyang and a third party, Jiangsu Diao with a registered capital of RMB240,000,000. As of December 31, 2009, Guangdong Mingyang and Jiangsu Diao had made capital payment of RMB28,800,000 and RMB19,200,000, respectively. In January 2010, Guangdong Mingyang and Jiangsu Diao made additional capital payment of RMB43,200,000 and RMB28,801,000, respectively. As of December 31, 2009 and 2010, Guangdong Mingyang and Jiangsu Diao held 60% and 40% equity interests in Jiangsu Mingyang, respectively.
(iv)	In January, 2010, Guangdong Mingyang acquired 100% of Zhongshan Equipment for a cash consideration of RMB50,000,000. Details of the acquisition are disclosed in Note 4(b). As of December 31, 2010, Guangdong Mingyang owned 100% equity interests in Zhongshan Equipment.
(v)	Mingyang USA was incorporated on July 28, 2010 by Guangdong Mingyang, in Dallas, the United States. As of December 31, 2010, Guangdong Mingyang owned 100% equity interests in Mingyang USA.
(vi)	Tianjin Investment was incorporated by the Company with a registered capital of US$290,000,000. In December 2010, the Company has made capital payment of US$200 million to Tianjin Investment. As of December 31, 2010, the Company owned 100% equity interests in Tianjin Investment.