Form 20-F/A
period 2010-12-31
CHINA MING YANG WIND POWER GROUP LTD
filed 2011-07-07
CIK 1500689

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE
Item 16D.	Exemptions from the Listing Standards for Audit Committees	1
Item 16G.	Corporate Goverance	1
Item 19.	Exhibits	2
SIGNATURES		6
	EX – 4.55
	EX – 4.56
	EX – 4.57
	EX – 12.1
	EX – 12.2
	EX – 13.1
	EX – 13.2

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the annual report on Form 20-F (the “Original Annual Report”) of China Ming Yang Wind Power Group Limited (the “Company”), which was originally filed with the Securities and Exchange Commission on April 11, 2011, is being filed for the sole purposes of (i) amending references to the relevant exemption under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the relevant New York Stock Exchange Listed Company Manual in lieu of which the Company follows home country practice and (ii) amending the exhibit index to include three additional contracts as well as file such contracts. The relevant references to the exemption under Rule 10A-3 have been revised to clarify that the Company’s audit committee is exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the registration statement covering an initial public offering of securities listed by the Company. The relevant references to the New York Stock Exchange Listed Company Manual and corresponding explanations of the rule have been revised to clarify that the Company is exempt from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. Corresponding changes have been made to (1) Item 16D. Exemptions from the Listing Standards for Audit Committees; and (2) Item 16G. Corporate Governance. The additional contracts are filed as exhibits 4.56, 4.57 and 4.58 to this Amendment No. 1.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report and does not modify or update the disclosure therein in any way other than as required to reflect the amendments described herein and reflected below.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the registration statement covering an initial public offering of securities listed by the issuer. Our audit committee currently comprises three directors of whom two are independent directors. Our audit committee will consist solely of independent directors within one year of our initial public offering in October 2010.

Item 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the Exchange Act);

•	have a minimum of three members in our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the New York Stock Exchange;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We intend to rely on all such exemptions provided by the New York Stock Exchange to a foreign private issuer, except that we have three members in our audit committee, have established a compensation committee and a corporate governance and nominating committee, and have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

2.1*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

2.3*	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

2.4*	Sale and Purchase Agreement among the Registrant and certain shareholders of the Registrant

2.5*	Registration Rights Agreement among the Registrant and certain shareholders of the Registrant

4.1*	Form of Indemnification Agreement with the Registrant’s directors

4.2*	Consignment Design and Development Contract for Wind Energy Converter 1.5MW between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine., dated April 19, 2006

4.3*	Translation of 1.5MW Wind Turbine Technology Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd., dated May 20, 2007

4.4*	License Agreement for aeroBlade 1.5 between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine, dated June 30, 2007

4.5*	Translation of aeroBlade 1.5 Technology Transfer Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd. dated November 16, 2009

4.6*	License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 28, 2008

4.7*	Addendum to License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Mingyang Electrical Appliance Combine, dated January 18, 2009

4.8*	Supplementary Agreement to the License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 29, 2010

4.9*	Translation of Toll Manufacturing Agreement between Tianjin REnergy Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated February 27, 2010

4.10*	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated January 18, 2010

4.11*	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated April 30, 2010

4.12*	Translation of Patent License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated October 5, 2006

4.13*	Translation of General Contractor Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Xinjiang Huaran Dongfang New Energy Co., Ltd., dated April 30, 2010

4.14*	Translation of Wind Turbine Sales Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Jilin Ruifeng Power Co., Ltd., dated in December 2008

4.15*	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Xiangyang Wind Power Co., Ltd. dated in March 2010

4.16*	Translation of Wind Turbine Sales Contract between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in July 2007

4.17*	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in March 2010

4.18*	Form of Labor Contract with senior management of Guangdong Mingyang Wind Power Technology Co., Ltd.

4.19*	Translation of Engagement Letter between Guangdong Mingyang Wind Power Technology Co., Ltd. and Mr. Wenqi Wang, dated in June 2006

4.20*	Translation of Strategic Cooperation Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Industrial and Commercial Bank of China, Guangdong Branch, dated in September 2009

4.21*	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. in connection with the lease of part of industrial park, dated in October 2009

4.22*	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electric Co., Ltd. in connection with the lease of a part of an assembly plant, dated in April 2009

4.23*	China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan

4.24*	Form of China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan Nonqualified Share Option Agreement

4.25*	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in March 2009

4.26*	Translation of Equity Transfer Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in January 2010

4.27*	Translation of Land Use Right Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang dated in January 2010

4.28*	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Rural Cooperative Bank dated in November 2009

4.29*	Translation of Equity Interest Transfer Agreement between Mr. Chuanwei Zhang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.30*	Translation of Lease Agreement between Jilin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in May 2008

4.31*	Translation of Contractor Agreement between Jinlin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in June 2008

4.32*	Translation of Sample Purchase Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin REnergy Electrical Co., Ltd. dated in April 2010

4.33*	Translation of Loan Agreement between Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Electric Co., Ltd. dated in January 2009

4.34*	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. in connection with Guangdong Zhanjiang Wind Farm dated in April 2008

4.35*	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in connection with Bayinaobao Phase I Wind Farm dated in March 2008

4.36*	Translation of Equity Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in October 2008

4.37*	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances dated in April 2009

4.38*	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in March 2009

4.39*	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in December 2009

4.40*	Translation of Supply Contract for Industrial and Mineral Products between Guangdong Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. dated in April 2010

4.41*	Translation of Equity Interest Transfer Agreement between Mr. Xian Wang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.42*	Translation of Share Transfer Agreement between Jilin Datong Group Company Limited and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2010

4.43*	Translation of Loan Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Mingyang Energy Investment Co., Ltd. dated in April 2009

4.44*	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Bank of China dated in October 2009

4.45*	Translation of Guarantee Agreement between Mr. Chuanmei Zhong and Bank of China dated in January 2009

4.46*	Translation of Supplementary Agreement on Equity Investment in Jilin Mingyang Datong between Guangdong Mingyang Wind Power Technology Co., Ltd and Jilin Datong Group Company Limited dated in June 2008

4.47*	Translation of Purchase Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. dated in December 2009

4.48*	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Electrical Appliance Co., Ltd. dated in January 2009

4.49*	Translation of Guarantee Agreement between Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. and Bank of China dated in October 2009

4.50*	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. for Guangdong Mingyang Wind Power Technology Co., Ltd.

4.51*	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. and Bank of Communications dated in June 2009

4.52*	Translation of Supplementary Agreement to the Patent License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. (the Licensor) and Guangdong Mingyang Wind Power Technology Co., Ltd. (the Licensee) dated in May 2009

4.53*	Translation of Wind Turbine Sales Contract between Inner Mongolia Jingneng Shangdu Wind Power Generation Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2008

4.54*	Translation of Strategic Cooperation Framework Agreement between Guangdong Mingyang Wind Power Technology Co. Ltd. and Nanjing High Speed & Accurate Gear Group Co., Ltd. dated in November 2007

4.55**	Translation of Technology License Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. in October 2010

4.56**	Translation of Real Estate Sales Contract of Guangdong province between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in December 2010

4.57**	Translation of Machinery Transfer Agreement between Guangdong Mingyang Industry Group., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in December 2009

8.1*	List of Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with the annual report on Form 20-F on April 11, 2011.
**	Filed with this Amendment No. 1 to the annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

China Ming Yang Wind Power Group Limited

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Chief Executive Officer

Date: July 7, 2011