Form 20-F
period 2011-12-31
CHINA MING YANG WIND POWER GROUP LTD
filed 2012-04-30
CIK 1500689

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Zhongshan, Guangdong 528437

People’s Republic of China

Tel: (86) 760-28138666

Fax: (86) 760-28138667

E-mail: manfred.loong@mywind.com.cn

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Securities	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.001 per share *	New York Stock Exchange *

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the New York Stock Exchange. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder. Each ADS represents the right to receive one ordinary share of the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 122,750,049 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

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

Large accelerated filer  ☐                 Accelerated filer  ☒                Non-accelerated filer  ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the worldwide demand for electricity and the market for wind power energy;

•	our expectations regarding policies and regulations supporting the alternative energy industry and the wind power industry in China and elsewhere;

•	our future business development, financial condition and results of operations;

•	our goals and growth strategies, including our ability to expand our manufacturing and research and development facilities and capabilities;

•	our ability to attract additional orders from existing and potential customers;

•	our expectations regarding revenue growth, our ability to achieve or maintain or increase profitability and our production volumes;

•	our ability to establish strategic relationships with industry-leading research and development institutes;

•	our ability to secure sufficient funds to meet our cash needs for our future operation and capacity expansion; and

•	fluctuations in general economic and business conditions in China and elsewhere.

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

CONVENTIONS

Unless otherwise indicated, references in this annual report to:

•	“$,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents one ordinary share;

•	“CAGR” refers to compound annual growth rate;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” refer to our ordinary shares, par value $0.001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“we,” “us,” “our company” and “our” refer to China Ming Yang Wind Power Group Limited, its predecessor entities and its consolidated subsidiaries.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated income statement data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated statement of financial position data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report.

The selected consolidated income statement data for the years ended December 31, 2007 and 2008 and the selected consolidated statement of financial position data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements, which are not included in this annual report.

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

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Income Statement Data
Revenue	—	124,677	1,172,692	5,517,837	5,515,819	876,375
Cost of sales	—	(160,830)	(1,096,724)	(4,430,472)	(4,522,685)	(718,582)
Gross (loss)/profit	—	(36,153)	75,968	1,087,365	993,134	157,793
Selling and distribution expenses	(5,886)	(17,738)	(90,862)	(149,152)	(227,766)	(36,188)
Administrative expenses	(13,157)	(413,951)	(67,475)	(150,775)	(261,944)	(41,619)
Research and development expenses	(3,321)	(11,980)	(52,789)	(43,061)	(85,305)	(13,554)
(Loss)/profit from operations	(22,364)	(478,232)	(134,890)	762,542	454,314	72,183
Net finance expense	(278)	(21,512)	(49,577)	(35,100)	(91,278)	(14,502)
(Loss)/profit before income tax expense	(22,642)	(499,744)	(184,621)	730,058	365,311	58,042
Income tax expense	—	—	(38,495)	(20,870)	(73,018)	(11,601)
(Loss)/profit for the year	(22,642)	(499,744)	(223,116)	709,188	292,293	46,441
(Loss)/profit attributable to:
Shareholders of the Company	(22,416)	(494,493)	(221,313)	702,135	292,993	46,552
Non-controlling interests	(226)	(5,251)	(1,803)	7,053	(700)	(111)
Basic and diluted (loss)/earnings per share	(0.22)	(4.94)	(2.21)	6.61	2.35	0.37
Weighted average number of shares used in computation—basic and diluted(1)	100,000,000	100,000,000	100,000,000	106,250,000	124,450,310	124,450,310

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

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Property, plant and equipment	3,582	106,871	152,455	351,312	497,777	79,090
Intangible assets	17,912	27,590	22,241	86,334	74,837	11,890
Lease prepayments	—	8,697	16,113	66,342	207,321	32,940
Investment in associates	—	—	28,846	41,362	43,637	6,933
Investment in jointly controlled entities	—	—	—	—	255,870	40,654
Trade and other receivables	—	5,606	57,461	231,003	462,961	73,557
Prepayments	—	31,040	51,484	16,495	40,290	6,401
Deferred tax assets	—	—	2,820	77,366	134,386	21,352
Total non-current assets	21,494	179,804	331,420	870,214	1,717,079	272,816
Inventories	53,695	680,043	1,972,993	1,895,205	1,837,821	292,000
Trade and other receivables	8,783	394,707	1,627,025	2,895,802	5,203,995	826,833
Prepayments	58,248	96,064	123,370	201,141	91,022	14,462
Pledged bank deposits	8,345	66,903	145,995	131,967	252,795	40,165
Cash and cash equivalents	125,310	41,753	722,233	2,485,972	1,339,496	212,824
Total current assets	254,381	1,279,470	4,633,616	7,621,531	8,730,368	1,387,116
Total assets	275,875	1,459,274	4,965,036	8,491,745	10,447,447	1,659,932
Issued share capital	—	—	—	850	850	135
Reserve for own shares	—	—	—	—	(42,108)	(6,690)
Capital reserves	250,002	809,937	1,288,756	3,514,932	3,627,441	576,342
Translation reserves	—	—	—	(19,156)	(58,358)	(9,272)
(Accumulated losses)/retained earnings	(25,611)	(520,104)	(741,417)	(39,282)	253,711	40,311
Total equity attributable to shareholders of the Company	224,391	289,833	547,339	3,457,344	3,781,536	600,826
Non-controlling interests	2,266	7,216	29,450	69,853	117,153	18,613
Total equity	226,657	297,049	576,789	3,527,197	3,898,689	619,439
Deferred tax liabilities	—	—	1,647	—	2,209	351
Provisions	—	3,017	19,154	112,726	206,293	32,777
Trade payables	324	1,644	20,140	38,525	120,243	19,104
Deferred income	—	287	3,723	115,468	175,215	27,839
Total non-current liabilities	324	4,948	44,664	266,719	503,960	80,071
Trade and other payables	48,894	705,383	2,203,118	3,632,542	4,595,516	730,154
Short-term bank loans	—	65,000	181,673	480,000	632,000	100,415
Income tax payable	—	—	33,748	43,506	35,908	5,705
Provisions	—	921	22,364	98,391	146,774	23,320
Deferred income	—	273	3,054	11,381	27,783	4,414
Deferred revenue	—	385,700	1,899,626	432,009	606,817	96,414
Total current liabilities	48,894	1,157,277	4,343,583	4,697,829	6,044,798	960,422
Total liabilities	49,218	1,162,225	4,388,247	4,964,548	6,548,758	1,040,493
Total equity and liabilities	275,875	1,459,274	4,965,036	8,491,745	10,447,447	1,659,932

	Year Ended December 31,
	2007	2008	2009	2010	2011
Other Consolidated Financial Data (in percentages)
Gross margin	—	(29.0)	6.5	19.7	18.0
Operating margin	—	(383.6)	(11.5)	13.8	8.2
Net margin	—	(400.8)	(19.0)	12.9	5.3

Selected Operating Data (in units of wind turbines)
New orders signed(1)	132	452	574	1,099	992
Total deliveries(2)(3)	—	69	378	610	1,090
Total commissioned and revenue recognized(4)	—	16	152	802	980
Order book(5)(6)	132	568	990	1,287	1,299

(1)	Includes 50 and 34 units of 2.5/3.0MW SCD wind turbines contracted in 2010 and 2011, respectively.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Includes 2 and 11 units of 2.5/3.0MW SCD wind turbines delivered in 2010 and 2011, respectively.

(4)

Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. A durability test is conducted following commissioning.

(5)	Represents cumulative orders signed for which revenue has not been recognized.
(6)	Includes 50 and 84 units of 2.5/3.0MW SCD wind turbines as of December 31, 2010 and 2011, respectively.

	Year Ended December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRSs Financial Data
Adjusted EBITDA(1)	(88,369)	(107,416)	839,229	628,320	99,830

(1)	EBITDA refers to earnings before net finance expense, income tax expense and depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expenses.

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

The following table is a reconciliation of Adjusted EBITDA to (loss)/profit for the year, the most directly comparable financial measure calculated and presented in accordance with IFRSs:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/profit for the year	(22,642)	(499,744)	(223,116)	709,188	292,293	46,441
Income tax expense	—	—	38,495	20,870	73,018	11,601
Net finance expense	278	21,512	49,577	35,100	91,278	14,502
Depreciation and amortization	3,050	10,372	27,628	39,626	59,222	9,410
EBITDA	(19,314)	(467,860)	(107,416)	804,784	515,811	81,954
Share-based compensation expenses	—	379,491	—	34,445	112,509	17,876
Adjusted EBITDA	(19,314)	(88,369)	(107,416)	839,229	628,320	99,830

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate in effect as of December 30, 2011, which was RMB6.2939 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 20, 2012, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.3080 to US$1.00.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20)	6.3080	6.3052	6.3150	6.2975

Source:	For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

In addition, all translations of Euro to U.S. dollars have been made at the exchange rate in effect on December 30, 2011, as set forth in the H.10 statistical release of the Federal Reserve Board, which was €1.2973 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenue.

We currently derive a substantial portion of our revenue from a limited number of customers, which are primarily Chinese national or regional large electric power producers, including the five largest state-owned power producers. We recognized revenue in connection with sales of wind turbines to five end customers in the year ended December 31, 2009, the top three of which, namely China Datang Corporation, or China Datang, Guangdong Yudean Group Co., Ltd., or Yudean, and Beijing Energy Investment Holding Co., Ltd., or Beijing Energy, together with their respective affiliates, contributed approximately 41.1%, 22.2% and 20.3%, respectively, of our total revenue and in the aggregate 83.6% of our total revenue for the year. Our top five end customers, in terms of revenue recognized, contributed approximately 90.2% of our total revenue in 2010. Among them, China Datang, the largest customer in terms of the units of wind turbines delivered and revenue recognized, contributed approximately 34.9% of our total revenue in 2010. In the year ended December 31, 2011, our top three customers in terms of revenue recognized, namely China Huaneng Group, or Huaneng, China Datang and China Huadian Corporation, or Huadian, together with their respective affiliates, contributed approximately 44.0%, 25.8% and 7.6% of our total revenue, respectively.

Since our inception in June 2006 through December 31, 2011, we had entered into sales contracts for a total of 3,249 units of wind turbines with 25 end customers. Of these 3,249 units of wind turbines contracted with a total power output of 4,995MW, approximately 59.0% were from our three largest customers in terms of total power output, namely Huaneng, China Datang and Huadian. In particular, Huaneng, together with its affiliates, accounted for 874 units of wind turbines contracted as of December 31, 2011. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. Dependence on a few significant customers will continue to make it difficult for us to satisfactorily negotiate attractive prices for our products and will continue to expose us to the risks of substantial losses if a single, dominant customer stops conducting business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue and have a material and adverse effect on our financial condition, results of operations and prospects:

•	reduction of the number or in the price of wind turbines purchased from us by one or more of our significant customers;

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

•

the loss of one or more of our significant customers and our failure to identify and obtain additional or replacement customers that can replace the lost sales volume at satisfactory pricing or other terms; or

•	the failure or inability of any of our significant customers to make timely payment for our products and services.

These factors may result in a lack of certainty and predictability about our sales, which may fluctuate unpredictably depending on customer demand and orders. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. We do not enter into long-term contracts with our customers, but instead, wind turbine sales contracts for particular wind farm projects. As a result, we are subject to the negotiation of pricing and other terms on a project-by-project basis. Therefore, the contract selling prices that we are able to agree on with our customers are subject to fluctuation and uncertainty.

We cannot assure you that our customer relationships will continue to improve or if these customers will continue to generate significant revenue for us in the future. Any failure to maintain our existing customer relationships or to expand our customer base will materially and adversely affect our results of operations.

In addition, a significant portion of our outstanding trade receivables is derived from sales to a limited number of customers. Our largest and the second largest trade receivable balance (after allowance for doubtful debts) were due to us from China Datang and Huaneng, respectively, in the amount of RMB1,448.0 million (US$230.1 million) and RMB1,095.7 million (US$174.1 million), respectively, representing approximately 31.1% and 23.5%, respectively, of the total trade receivables as of December 31, 2011. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our business prospects highly depend on the acceptance and marketability of our new wind turbines utilizing the SCD technology, or the SCD wind turbines.

We have obtained exclusive license rights from aerodyn Asia Co., Ltd., or aerodyn Asia, an affiliate of aerodyn Energiesysteme GmbH, or aerodyn Energiesysteme, to manufacture and distribute wind turbines utilizing its advanced SCD technology in China, namely SCD wind turbines, with a rated power capacity ranging from 2.5MW to 3.0MW, or the 2.5/3.0MW SCD wind turbines, and a rated power capacity of 6.0MW, or the 6.0MW SCD wind turbines. The SCD technology is a new technology and we are not aware of any commercially available wind turbines utilizing such technology in China. While we completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 which was connected to grid at the end of 2010 and we commenced the first small-batch production of the 2.5/3.0MW SCD wind turbines in early 2011, we may be unable to timely delivery and install our SCD wind turbines in a commercial scale in the future and the SCD wind turbines may perform below expectations. In addition, we may not be able to generate sufficient customer demand and the level of acceptance of the SCD technology by our customers is uncertain. Under our license agreement with aerodyn Asia, we are obliged to pay an advance minimum annual royalty payment for the 2.5/3.0MW and 6.0MW SCD wind turbines we sell during the first three years after the commencement of commercial production of the respective series of SCD wind turbines. These advance amounts will not be refunded. As such, if we cannot generate sufficient market demand for our SCD wind turbines, we may be obliged to make payments to aerodyn Asia even if we do not generate any income from the sales of our SCD wind turbines.

Our SCD wind turbines may be used for offshore applications, which pose unique design, installation and post-sales servicing challenges compared to our onshore models. However, due to the fact that our SCD wind turbines are based on a new technology and that the long-term reliability of such technology has not been proven, it is uncertain whether our SCD wind turbines can be installed on offshore wind farms and will perform as designed. It has not been proven whether the special surface treatment and design of our SCD wind turbines are adequate for the erosive and salty environments that are typical of offshore wind farms. The installation and maintenance of such offshore wind turbines are expected to be more difficult, labor intensive and costly. For example, we intend to install our 6.0MW SCD wind turbines farther offshore than 2.5/3.0MW SCD wind turbines to take advantage of stronger and steadier winds found at sea. This requires implementing advanced technologies and incurring additional material and labor costs relating to the construction of platforms that are stable enough to support the weight of the wind turbines and withstand severe weather conditions and strong wave forces under the water. Furthermore, additional costs for transporting raw materials and components during construction as well as maintenance staff to regularly access those offshore wind farms throughout the wind farm operation cycle may not be economically feasible. The operation and maintenance of offshore wind turbines may also be significantly affected by marine weather and water conditions. In addition, it is vital that the wind turbines used on offshore wind farms are reliable in order to minimize maintenance cost. Lastly, competitors may develop, for use in wind farms located further offshore, large multi-megawatt wind turbines that have technological or cost advantages over our SCD wind turbines.

Moreover, the development of offshore wind turbines and their key components is still in the early stage in China, where wind farm operators have limited operating experience with offshore sites. Offshore wind farms may not be economically sustainable. For example, the cost of building the platforms, placing electric wires underwater and establishing grid connection for offshore wind farms is substantially higher, as compared to that of the onshore wind farms. Consequently, the development of offshore wind farms may progress more slowly than expected, which will materially and negatively impact the offshore segment of the wind turbine industry, which, in turn, may adversely affect the demand for our SCD wind turbines.

If we are unable to maintain a satisfactory relationship with aerodyn, our business may be adversely affected.

We co-designed and co-developed our 1.5MW wind turbines with aerodyn Energiesysteme after we received relevant technical documents and drawings with respect to their turbine manufacturing technologies from Mingyang Electrical, which initially obtained them from aerodyn Energiesysteme. We also used aerodyn Energiesysteme’s rotor blade technologies to manufacture rotor blades of our 1.5MW wind turbines. We have obtained exclusive license rights from aerodyn Asia under a license agreement to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. Our rights to distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines on an exclusive basis will expire on January 1, 2016 and January 1, 2019, respectively. If we are unable to maintain a satisfactory relationship with aerodyn Asia and aerodyn Energiesysteme, collectively, aerodyn, or if aerodyn establishes similar or more favorable relationships with our competitors, whether or not in violation of its contractual arrangements with us, our operating results and our business would be harmed. We cannot assure you that aerodyn will not terminate the existing license agreements to our disadvantage or that it will grant us additional licenses for any new technologies or products it may develop in the future. Under our license agreement with aerodyn Asia, we are prohibited from granting sublicenses to affiliated entities, entering into joint ventures or similar partnerships or contracting subsidiaries other than Guangdong Mingyang Wind Power Industry Group Co., Ltd., or Guangdong Mingyang, to manufacture either the rotor blades or the SCD wind turbines without aerodyn Asia’s consent. Any deterioration of our relationship with aerodyn could harm our business operation and the growth of our business.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We were founded as a subsidiary of Zhongshan Mingyang Electrical Appliances Co., Ltd., or Mingyang Electrical, and commenced operations in June 2006. Our limited operating history provides a limited basis for you to evaluate the viability and sustainability of our business. We successfully installed our first wind turbine prototype in October 2007 in Guangdong Province and we made our first commercial delivery of wind turbines in May 2008 to a wind farm located in Inner Mongolia. We delivered 378 units, 610 units and 1,090 units of wind turbines in 2009, 2010 and 2011, respectively, of which 152 units, 802 units and 980 units were commissioned and revenue recognized. Our revenue in 2009, 2010 and 2011 from the sales of wind turbines was RMB1,169.2 million, RMB5,504.5 million and RMB5,438.1 million (US$864.0 million), respectively.

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

•

design and upgrade products tailored for the wind and weather conditions in China and other international markets where our products are intended to be installed, that meet the demands of our customers;

•	competitively price our products and services;

•	maintain and expand our relationships with technology partners;

•	respond to changes in the industrial standards and regulatory environment in the wind power equipment industry as well as the industry in which our customers operate;

•	manage risks associated with intellectual property rights;

•	increase marketing, sales and post-sales services activities and otherwise increase customer awareness and acceptance of our products and services;

•	manage our raw material and component supplies;

•	raise sufficient capital to sustain and expand our business;

•	manage and implement new business models, including engineering, procurement and construction, or EPC, arrangements, and

•	attract, retain and train qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth would be materially and adversely affected. In addition, the success of our growth strategies depends on a number of external factors that are beyond our control, for example, the expected growth of China’s alternative energy industry in general and wind power equipment industry in particular and the competition from other wind power equipment manufacturers. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We incurred a loss of RMB223.1 million in 2009, resulting principally from our high cost of sales due to the relatively high purchase prices of raw materials and high operating expenses as a percentage of our revenue during our ramp-up phase. We became profitable beginning in the first quarter of 2010 and generated net profit in the amount of RMB709.2 million and RMB292.3 million (US$46.4 million) in 2010 and 2011, respectively. The decrease in net profit was primarily due to the significant decrease in the average selling price of our wind turbines in 2011 in a volatile and competitive industrial environment and an increase in share-based compensation and impairment losses. We cannot assure you that we will be able to sustain or increase our profitability in the future. Our ability to maintain and increase profitability depends, to a significant extent, on our ability to continue to grow our business and to control our costs, which is subject to the risks and uncertainties associated with our business.

Problems with quality or performance in our products as well as product liability claims could result in negative impact on our relationships with customers and our reputation and cause reduced market demand for our products.

We perform a functionality test on our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case-by-case basis upon customers’ request, is subsequently performed to ensure proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines typically commences after they pass the durability test. We cannot assure you that our wind turbines will not incur any operational problems in the future and if it happens, such problems may have a material and adverse effect on our reputation and results of operation.

The performance and operational reliability of the wind turbines we manufacture in the medium- and long-term are uncertain. Although wind turbines are generally designed for a 20-year life cycle, we cannot assure you of the operational life of our wind turbines or about their medium- to long-term performance and operational reliability. We also provide warranty for our wind turbines after they have passed the durability test. We are generally obligated to pay a monetary damage in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification.

Problems with the quality or performance of the wind turbines we manufacture also expose us to potential product liability claims. While we have not yet experienced any significant product liability claims, as a result of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the impact of any resulting negative publicity on our business. Any product liability claims or regulatory actions related to problems in the quality or performance of our products could be costly and time-consuming to defend. The successful assertion of product liability claims against us could result in potentially significant damages and require us to make significant payments. We currently do not maintain product liability insurance to cover potential bodily injury or property damages arising from the operations of our products and may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms or at all. Moreover, any product liability claim, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation. Additionally, a material design, manufacturing or quality failure or defect in our products or other safety issues could warrant a product recall by us and result in increased product liability claims. If the authorities in the jurisdictions where we sell our products decide that these products failed to comply with applicable quality and safety requirements, we also could be subject to regulatory actions.

Any defect, underperformance or problem of our wind turbines or any perception that our products may contain errors or defects, or any product liability claims related to such errors or defects, may adversely impact our customer relationships and harm our reputation and credibility, resulting in a reduced market demand for our wind turbines, decrease in our revenue, increase in our expenses and loss of market share.

Unanticipated delays, postponements or even cancellations of our wind turbine orders may adversely affect our business, financial condition and results of operations.

Our order book comprises firm purchase orders for our wind turbines for particular wind farms under sales contracts that specify the delivery of wind turbines at predetermined intervals over a period of several months and payments to us in installments. However, there can be no assurance that such orders will not be cancelled, delayed or reduced, or that our customers will perform in full their payment and other obligations in accordance with the sales contracts. Adverse changes in current global financial markets and wind power industry or other factors beyond our control, or the control of our customers, may cause our customers to delay, postpone or cancel their wind farm projects whether as a result of delays or failures to obtain necessary permits, authorizations, or as a result of other difficulties or obstructions. For example, in 2011, due to the slow-down in the wind power industry and the adverse weather condition in China, some of our customers rescheduled their wind farm construction and installation plans, which in turn resulted in the delays of a portion of our wind turbine deliveries. We have experienced in the past delays and postponements in delivery schedules in limited cases as a result of delays or postponements in our customers’ wind farm projects or delays by suppliers of our components and we cannot assure you that similar delays and postponements or even cancellations will not occur in the future.

A certain portion of our wind turbine sales contracts do not specify the delivery schedule and our customers have discretion to decide the timing of delivery. In addition, under many of our sales contracts, our customers have the right to cancel, at any time and at their discretion upon one-month prior written notice, orders for the wind turbines that have not already been assembled and not readied for delivery by the end of the notice period, provided that the customers compensate us for a portion of the cancelled units at a mutually agreed amount or purchase certain additional remaining units under such sales contract at the contract price. Due to the nature of the wind turbine business and common practice in the wind power industry in China, wind farm operators usually are in a stronger bargaining position than turbine suppliers and consequently in most cases the terms and conditions of wind turbine sales contracts used in this industry in China are generally favorable to wind farm operators. As we negotiate the terms in sales contracts with our customers on a project-by-project basis, we cannot predict for which projects the customers will have the right to cancel orders. Except for a postponement by an affiliate of GreenHunter Inc. of the delivery of two units of wind turbines under a purchase order in 2008 due to the worsening of its financial condition as a result of the global financial crisis, we have not experienced any other cancellation or postponement since our inception. However, we cannot assure you that customers will not exercise the right to cancel all or part of purchase orders in the future. Furthermore, most of our sales contracts do not provide for additional penalties for failures to purchase or delays caused by our customers, and even if the contracts provide for such penalties, the full value of the sales contracts may not be recoverable. Accordingly, our order book is not a guarantee of our future revenue, but, rather, it represents business that is considered likely to be engaged. In addition, we may need to order special components in connection with certain wind turbine sales contracts, and in the event such wind turbine sales contracts are delayed or cancelled in the future, our inventory level may be higher than planned and we may need to absorb the cost for the already purchased components.

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

A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be continued and what effects it may have. In December 2011, we entered into EPC arrangements for two wind power projects with an aggregate output of approximately 125MW in Bulgaria and shipped the first batch of our wind turbines under the EPC arrangements in February 2012. We cannot assure you that the European sovereign debt crisis will not have any adverse impact on our investments in Bulgaria.

In addition, there are considerable uncertainties over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan.

Furthermore, economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Our customers may reduce demands for our products due to the overall slower growth of the wind power industry, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. To the extent we offer credit to any customer and such customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from such customer.

In the course of preparing our consolidated financial statements, we have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

During the course of the preparation and external audit of our financial statements as of December 31, 2011 and for the year ended December 31, 2011, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements in financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. The identified material weaknesses related to inadequate design and operating ineffectiveness of our controls over the revenue recognition process and the inventory management process. For the year ended December 31, 2011, certain sales of wind turbines were recognized as revenues that were not in accordance with our revenue recognition policy. Specifically, certain wind turbines that were not commissioned and accepted by the customers as of the reporting date were inappropriately recognized as revenues and charged to costs of goods sold. The understatement of inventory as a result of inappropriate revenue recognition was not timely identified by our inventory count as of December 31, 2011. The material weaknesses resulted in material adjustments to correct the overstatement of revenue and understatement of inventory.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. Under rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we are required to, beginning from the fiscal year ended December 31, 2011, include a management report on the effectiveness of our internal control over financial reporting in our annual reports. In addition, under such rules, our independent registered public accounting firm is also required to attest to the effectiveness of our internal controls over financial reporting. Using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 and, as a result of the material weaknesses described above, has concluded that our internal control over financial reporting was not effective as of December 31, 2011. Our independent registered public accounting firm has also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), or the PCAOB, our internal control over financial reporting as of December 31, 2011, and its report dated April 30, 2012 expressed an adverse opinion on the effectiveness of our internal control over financial reporting. See “Item 15. Controls and Procedures.”

We are in the process of trying to remediate the control deficiencies. The error had been corrected and properly accounted for in our consolidated financial statements for the year ended December 31, 2011. In addition, we appointed an independent professional firm to assist us in reviewing internal control over revenue recognition process. We have also implemented a SAP system in early 2012 which we expect will significantly improve our controls over the inventory management process. Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that the material weaknesses identified in our internal control over financial reporting will be successfully remediated. Furthermore, we cannot assure you that additional control deficiencies, including material weaknesses, will not be identified in the future. Any failure to maintain existing controls or implement new controls may result in additional material weaknesses and cause us fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, any such failure could result in material misstatements and adversely affect the results of annual management evaluations and audits of the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in the reliability of our financial statements, leading to a decline in the trading price of our ADSs or lawsuits being filed against us by our shareholders or otherwise harm our reputation. In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weaknesses and other control deficiencies or any additional control deficiencies that may be identified in the future, which may materially and adversely affect our results of operations.

Our research and development efforts may not result in successful new products and market acceptance and profitability of the new products are uncertain.

Our future success highly depends on our ability to keep pace with the rapid technological changes in the wind power equipment industry. In order to maintain and enhance our competitive position that we currently enjoy and to continue to grow our business, we need to design, develop and market new and more cost-efficient wind turbines and introduce new products to meet growing market demands and changing technical standards. The development of new wind turbine models requires considerable investment and our significant expenditures on research and development may not yield as much benefit as we anticipate. On the other hand, since the industry has shifted its focus from size and speed of wind turbines to quality and efficiency, we are required to continuously improve and upgrade our products to ensure the reliability and cost-efficiency. Our research and development expenses accounted for approximately 4.5%, 0.8% and 1.6% of our total revenue in 2009, 2010 and 2011, respectively. We expect to spend a significant amount on research and development and to commit significant investments in product development personnel over the next few years. For example, in March 2012, we established our North American research and development center on the Centennial Campus of N.C. State University in Raleigh, North Carolina, which focuses on enhancing the energy output and lowering the cost of electricity of offshore wind turbines. However, research and development activities are inherently uncertain and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government incentives, our ability to integrate customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities. For example, under a mutual agreement with aerodyn Asia, we rescheduled the commencement of the cooperative activities for 6.0MW SCD technologies from February 2009 to January 2010 due to market conditions. We cannot assure you that similar delays and postponement will not reoccur in the future.

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

We derive our revenue from the sale of products and technical and maintenance support services to our customers and are subject to counterparty risks. Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations.

As of December 31, 2009, 2010 and 2011, our trade receivable balance (after allowance for doubtful debts), including trade receivables from Mingyang Electrical, was RMB1,544.2 million, RMB2,999.3 million and RMB4,655.9 million (US$739.7 million), respectively. As of December 31, 2009, 2010 and 2011, the percentage of our trade receivables (after allowance for doubtful debts) to our revenue was 131.7%, 54.4% and 84.4%, respectively. The average turnover days of our trade receivables were 110 days, 137 days and 242 days for 2009, 2010 and 2011, respectively. In addition, allowances are made against trade receivables to the extent amounts are considered to be uncollectible or unlikely to be collected within a reasonable period of time vary depending on the customer’s financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns as well as overall market conditions and historical losses. Although we have been seeking to improve our trade receivable balance by providing additional payment options to customers, including discounts for early settlement, we expect neither the collection nor the age of our receivables to improve significantly in the foreseeable future. In addition, we cannot assure you that our customers will meet the payment obligations on time or in full or that the level of bad debts will not increase. Any inability on the part of our customers to settle amounts owed to us on time may have a material and adverse effect on us. As our business continues to expand and current industry payment and collection practices as well as our own billing practices remain the same, we may be expected to maintain high trade receivable balances, which could negatively affect our cash flows, particularly our short-term cash flows. If the age of our receivables increases, our exposure to the credit risk of our customers would increase as well. Allowance for doubtful debts was nil, nil and RMB61.8 million (US$9.8 million) as of December 31, 2009, 2010 and 2011. If we incur bad debt expenses as a result, our results of operations would be negatively impacted.

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

As of December 31, 2011, we had one copyright, 38 patents and 48 patent applications pending in China, all of which were granted initial approval. Our success depends in part on our ability to obtain and maintain patents and other intellectual property protection for our products and technologies and our ability to successfully protect such intellectual properties and to defend ourselves against third-party challenges. We cannot assure you, however, the protection measures we currently implement are adequate to enforce such protection efficiently or to prevent any unauthorized use of our intellectual property by third parties, nor can we assure you that our competitors will not independently develop or license from third parties the technologies that are equivalent or superior to our technologies, in which case we would not be able to gain or keep our competitive advantage.

Our success also depends largely on our ability to develop and use our technology and know-how through cooperation with our technology partners without infringing the intellectual property rights of third parties, as well as our ability to use the technology we license from our technology partners. However, we cannot assure you that our technology partners actually have the requisite intellectual property rights, nor can we assure you that they have not infringed other third parties’ patents, trade secrets, know-how or other intellectual property rights. In addition, as we adopt new technologies and roll out new products, we face the risk of being subject to intellectual property infringement claims that may arise from the use of such new technologies and the provision of new products. We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute wind turbines by using its SCD technologies in China. We have non-exclusive rights transferred from Mingyang Electrical to use aerodyn Energiesysteme’s blade technologies for our 1.5MW wind turbines. Our technology partners including aerodyn may license their relevant technologies to our competitors or other third parties. To the extent these technologies provide us any competitive advantage, such licenses to competitors may allow them to compete against us more effectively. In addition, our competitors may have greater resources and may develop advanced technologies or processes based on these licensed intellectual property rights. If our current licenses with our technology partners are terminated, there can be no assurance that we will be able to independently develop equivalent technology successfully or obtain licenses for alternative technologies, or that we will be able to redesign our production lines to eliminate the need for such a license.

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

Although we typically have multiple suppliers for each raw material or component, we place a substantial percentage of our orders with a limited number of key suppliers. For example, in 2009, 2010 and 2011, we purchased approximately 40%, 43% and 46%, respectively, of our components from our five largest suppliers, as measured by cost. In particular, approximately 10%, 15% and 17%, respectively, of our components were purchased from our largest supplier in 2009, 2010 and 2011. With limited exceptions, we do not have long-term supply contracts with our suppliers. Instead, we typically place orders with our suppliers after we secure our wind turbine sales contracts. As such, an increase in demand for our raw materials and components in the future may result in the interruption or delay in the supply of our raw materials and components, which may adversely affect our ability to meet market demand for our products or expand our business as planned. We cannot assure you that such delays will not occur in the future.

Moreover, we may be subject to significant fluctuation in the prices of our raw materials and components, which may increase our operating costs if we are unable to fully pass along such increase to our customers. If we are unable to effectively control our manufacturing costs, in particular, the costs of raw materials and components of our wind turbines, we may not be able to maintain our competitiveness and achieve profitability. Certain components are manufactured or customized for us. If we are unable to secure alternative supply sources in a timely and cost-effective manner or without a reduction in quality, this may harm our reputation, reduce our sales or gross margins and cause us to lose market share. We have in the past experienced delays in the supply of gearboxes from one of our overseas suppliers, which caused a three-month delay in the delivery of our wind turbines and consequent compensation payments in the amount of RMB7.2 million, representing approximately 2.4% of the total value of that sales contract, to the affected customer in 2009. We have not experienced any delays in 2010 and 2011. Since January 2011, our key suppliers started to provide us with a five-year warranty over key components, starting from the date that relevant wind turbines commence operation, or a 66-month warranty period, starting from the date of shipment of such parts or components, whichever is earlier.

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

The wind power equipment industry is highly competitive, especially in China. Factors affecting our competitive position include performance of our wind turbines, reliability, product quality, technology, price and the scope and quality of our technical and maintenance support services. Since our inception, we have spent considerable resources on the designing, manufacturing and marketing of wind turbines. However, some of our competitors may have greater brand recognition, greater resources and larger customer bases than we do and new competitors may also emerge and rapidly acquire significant market share. Most of our existing or prospective customers are large state-owned national and regional electric power producers, some of which may leverage their financial and technological advantage to develop and manufacture wind turbines themselves and become our competitors. Furthermore, we expect increasing competition from overseas manufacturers which are expanding or may expand their presence in China, particularly given the cancellation of certain governmental policies supporting domestic manufacturers. For example, the National Development and Reform Commission, or the NDRC, policy requiring at least 70% of all equipment used in a single wind farm project be manufactured in China was terminated in December 2009. Growing competition may result in a decline in our market share or may force us to reduce the prices of our products and technical and maintenance support services, which will negatively affect our revenue and margins. We cannot provide any assurance that we will be able to compete successfully against our competitors.

Our cooperative framework agreements with local governmental authorities and wind farm operators may not be enforceable under PRC law and our business, financial condition, results of operations and prospects may be materially and adversely affected if these agreements are not performed as intended.

In April 2008, we entered into a cooperative agreement with one of our then joint venture partners and a local governmental authority in Jilin, Jilin Province. In December 2008 and June 2009, we entered into framework agreements with wind farm operators and certain local governmental authorities in Fuxin, Liaoning Province and Rudong, Jiangsu Province, respectively. In June 2010, we entered into a letter of intent in connection with wind source development with local governmental authorities in Inner Mongolia. In May 2011, we entered into a framework agreement with the local governmental authority in Ganzhou, Jiangxi Province, in connection with granting us priority to obtain rare earth resources and to supply wind turbines for proposed wind farm projects. Under these agreements, we generally agreed to invest and establish facilities in these regions, in exchange for which, we obtained land, tax and other policy incentives from local governments and these wind farm operators agreed to purchase our wind turbines with the first priority. Subject to PRC laws and regulations, the local governments may not have the authority or power to provide us with the tax, land and other policy incentives and that the obligations of the local governments to provide us with tax, land and other policy incentives and the obligations of the wind farm operators to purchase our wind turbines may not be enforceable under PRC law as the performance of these obligations may violate rules and regulations of the PRC government, including the Opinions on Curtailing Over-capacity and Excessive Construction in Certain Industries and Guiding the Healthy Development of Such Industries jointly issued by the NDRC and nine other government authorities in September 2009, or the NDRC Opinions, which aims to curb the over-development and investment in industry sectors, including steel, concrete, polysilicon and wind power equipment. Under the NDRC Opinions, among other things, the requirement imposed by local authorities during the bidding process to use locally manufactured wind power equipment or to build wind power equipment production capacity locally is strictly prohibited.

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

Most of our customers require bank financing for wind farm projects and therefore the financing terms available in the market have a significant influence on the demand for our wind turbines. Higher levels of interest rates cause wind farm projects to become more costly and less attractive. The ability to obtain financing for a wind farm project also depends on the willingness of banks and other financing institutions to provide loans to the wind power industry. In particular, the global capital and credit markets have been experiencing volatility and disruption since early 2008. Concerns over inflation or deflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining residential real estate market in the United States and elsewhere in the world have contributed to market volatility and diminished expectations for the global economy and the capital markets in the future. These factors led to an economic slowdown and may cause difficulties for certain of our customers to access adequate funding to pay for wind turbines they have ordered in a timely manner. In recent periods, there have been renewed concerns about the sustainability of economic recovery which may cause our customers to delay or cancel their investments in wind farm projects and financial institutions may implement more stringent procedures to approve and grant credit facilities or other financial supports. In addition, we experienced increasing finance expenses in 2011 resulting from the financial arrangement fees paid to a commercial bank for our customers to obtain lease financing services for the settlement of our trade receivables. If we continue to incur such fees for our customers to obtain lease financing services to settle our trade receivables, our finance expenses may further increase which may adversely impact our cash flows and results of operations.

If we are unable to effectively identify and capture international market opportunities or if we fail to market, sell and provide technical and maintenance support services for our products in overseas markets, our business prospects may be affected.

In 2009, we retained an agent in Australia and New Zealand and an agent in Sweden to explore overseas opportunities. In December 2011, we entered into EPC arrangements with two Bulgarian companies for wind farm projects with an aggregate capacity of 125MW and the first batch of wind turbines under these arrangements was shipped in February 2012. We intend further to expand into selected major overseas wind power markets, including Eastern Europe, South Africa and Latin America. To market, sell, deliver and install our wind turbines and provide technical and maintenance support services internationally may expose us to a number of risks, including:

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

Our future success depends substantially on the continuing services of our senior management team, in particular, Mr. Chuanwei Zhang, our chairman and chief executive officer, who founded Mingyang Electrical and us. Mr. Zhang has over 20 years of relevant experience in the electrical equipment sector and the wind power equipment industry and works on a full-time basis for our company. We also rely on the continuing services of Mr. Xian Wang, one of our founders and senior vice president, Mr. Song Wang, one of our founders and senior vice president who has over 20 years of research and industry experience, Mr. Jiawan Cheng, our vice president in charge of new business model development and a wind power expert with over 20 years of experience in procurement, approximately six of which were spent in the wind power equipment industry. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected.

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

We have obtained several certifications for our products, including the statements of compliance for design assessment for MY1.5s and MY1.5se models from GL, an international certification body in the wind energy sector, product design certificates from China General Certification Center, or CGC, for our MY1.5se and MY1.5sl models and our 2.5MW SCD wind turbine, and a certificate for our regular rotor blades from China Classification Society Certification Company, or CCSC. We are currently at various stages of applications for additional certifications, such as type certificates for our MY1.5s and MY1.5se models with GL.

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

We recently began to enter into EPC arrangements for certain wind farm projects which may expose us to various new risks and uncertainties.

We began to enter into EPC arrangements in late 2011 for certain wind farm projects as a cost-efficient solution attractive to customers. However, the success of this business model in the long term is uncertain. Under the EPC arrangements, we develop the entire wind farm project, either through an investment in a proposed project company or the engagement in the wind farm construction directly at our own costs and expenses, including the installation of our wind turbines, with the intention to sell and transfer to the end customers our capital investment in the project company or the wind farm, as the case may be, for an expected consideration consisting of our initial capital contribution and an agreed fixed return of a certain percentage of such initial investment, upon its completion. We are required to source substantial financial support from commercial banks or financial institutions to implement our EPC arrangements. The success of this new business model is subject to various risks and uncertainties, including:

•	our lack of experience in managing EPC arrangements, in particular, the construction work of wind farms;

•	the need to raise additional funds to finance our new investments in project companies or in wind farms projects, which we may be unable to obtain on reasonable terms or at all;

•	the longer cash conversion cycles and accounts receivable turnover time than our existing core business model, partially due to the long construction period for wind farm projects;

•	the significant portion of restricted cash, mortgages or other pledges we may be required by commercial banks for borrowings to facilitate EPC arrangements;

•	the significant costs incurred by us in developing wind projects that may exceed our budget and may negatively impact our liquidity for the growth of our other core businesses;

•	our ability to sell and transfer the project company or wind power project to customers for a commercially reasonable consideration within targeted timelines, or at all;

•	the credit worthiness of our potential customers and their ability and willingness to purchase, or to obtain sufficient financial support to purchase, our wind power projects; and

•	other uncertainties or unpredictable changes in wind power industry.

As of the date of this annual report, we had launched five EPC arrangements with an aggregate of 131 units of 1.5MW wind turbines and 33 units of SCD wind turbines. In addition, we also had entered into two EPC arrangements for two wind farms located in Bulgaria with an aggregate capacity of 125MW. If we are not able to successfully deal with any risks or uncertainties associated with the EPC arrangements, our business, results of operations and financial condition may be materially and adversely affected and our reputation may also be impaired.

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

We do not maintain business interruption insurance. As the insurance industry in China is in its early stage of development, the business interruption insurance and the product liability insurance available in China offer limited coverage compared to that offered in many other countries, especially in the United States. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have a material and adverse effect on our business and results of operations. On the other hand, our business operations, particularly our production facilities, involve risks and hazards that could result in damage to, or destruction of, property and machinery, personal injury, business interruption and possible legal liability. In addition, we do not have product liability insurance covering body injuries and property damage caused by the products we sell, supply or distribute. Therefore, as with other wind turbine manufacturers in China, we are exposed to risks associated with product liability claims and may need to bear the litigation cost if the use of our products results in body injury or property damage. In March 2011, we purchased an insurance policy covering the expenses and losses we may incur resulting from any product deficiency of our wind turbines. The one-year term insurance policy expired in March 2012 and covered a batch of 518 units of our 1.5MW wind turbines. The total amount we obtained from claims brought under this insurance policy during the insurance period was approximately RMB2.0 million (US$0.3 million). We are currently in the process of obtaining new insurance policies covering future potential product deficiency claims. However, such insurance policies may not be able to sufficiently cover all of our wind turbines that have been delivered and connected to the grid, nor can we assure you that we will obtain enough insurance proceeds to cover all kinds of expenses we may incur resulting from our product deficiency.

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

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans, in amounts equal to pre-determined percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB11.2 million, RMB21.1 million and RMB23.1 million (US$3.7 million) for 2009, 2010 and 2011, respectively, which were recorded in our cost of sales, operating expenses and inventories. We failed to make these contributions in full and underpaid RMB7.6 million, RMB8.1 million and RMB0.2 million (US$32,000) in 2009, 2010 and 2011, respectively. The aggregate amount due reached approximately RMB12.8 million, RMB20.9 million and RMB21.1 million (US$3.4 million) as of December 31, 2009, 2010 and 2011, respectively, which amounts were recorded as accrued expenses and other payables.

Under PRC laws and regulations, any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may have the right to claim compensation from us. We do not currently have plans to settle such underpayments. Such fines or other penalties may be imposed upon us, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. We are required to account for share-based compensation in accordance with IFRS 2 Share-based Payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain directors, officers and other employees. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,430,000. The exercise price of the options is US$8.40, which is 60% of the initial public offering price at US$14.00 per ADS, each ADS representing one ordinary share. We incurred share-based compensation expenses relating to these options in the amount of RMB34.4 million and RMB112.5 million (US$17.9 million) for the years ended December 31, 2010 and 2011, respectively. In addition, if we grant options, restricted shares or other stock-based awards in the future, we could incur significant compensation charges and our net income could be adversely affected.

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

As a public company, we incur significantly more legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the U.S. Securities and Exchange Commission, or the SEC, and the New York Stock Exchange, or NYSE, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

Wind turbine manufactures have benefited from various policies that promote and encourage renewable energies consumption, such as Renewable Energy Law, Relevant Provisions for the Administration of the Generation of Electricity by Renewable Energy, the NDRC Plan, and Guidance Catalog for the Development of Renewable Energy Industry. Adverse changes in government policies will affect our competitiveness and may have a material and adverse effect on our business and results of operations. Under the NDRC Opinions issued in September 2009, which aim to curb the overheated development and investment in industrial sectors, including steel, concrete, polysilicon and wind power equipment, existing wind turbine manufacturers are expected to be required to comply with more stringent product quality standards and higher research and development requirements. In addition, no new wind turbine manufacturing companies will be approved and future government support will be primarily focused on wind turbines for offshore applications and wind turbines with a rated power capacity exceeding 2.5MW. As the detailed guidelines or rules for approval criteria or timeline under the NDRC Opinions have not yet all been promulgated, it is currently unclear as to what higher product quality standards, more stringent research and development requirements or production capacity must be met by existing wind turbine manufacturers and how long it will take to approve the establishment or expansion of wind turbine manufacturing projects. We cannot assure you that our current operation and future expansion will not be materially and adversely affected by the NDRC Opinions. In addition, under the NDRC Opinions, we will need to seek pre-approval from the NDRC if we plan to further expand our production capacity. In general, the government authorities would take more stringent scrutiny in approving production capacity expansion projects. As the detailed guidelines for approval criteria or timeline under these measures have not yet all been promulgated, we cannot assure you that we will obtain the required approval from the NDRC in time or at all if we plan to further expand our production capacity. Other unfavorable changes in governmental policies may adversely affect our business prospect. For instance, competition from overseas manufacturers may increase upon the cancellation of a NDRC requirement announced in November 2009 which was in favor of domestic wind power equipment manufacturers, requiring that at least 70% of all equipment used in a single wind farm project must be manufactured domestically. We cannot assure you that there will not be any further changes in government policies, promoting other alternative energy industries or providing incentives exclusively to our competitors, which may adversely affect our business prospects. In addition, since November 2010, National Energy Administration of China had conducted special investigations on quality of wind turbines and major of the domestic wind turbine manufacturers, including us, have been investigated. Though none quality problems of our wind turbines was discovered, such investigations indicated a hint that the relevant authorities have become more focusing on the product quality of the wind turbines and we cannot assure you that there may be more stringent regulations or policies on wind turbine manufacturing to be announced in the near future.

In addition, to enhance the safety and quality of national power grid, relevant authorities in China have recently implemented stricter industrial standards and requirements for wind power manufacturers and turbines to be connected to the grid. For example, up to 18 new industrial standard technical norms issued by the National Energy Administration came into effect on November 1, 2011. These technical norms focus on various aspects of wind power industry, including industry entry standards for new manufacturers, standards in relating to large-scale grid connection, offshore wind farm development, wind power quality, key equipment manufacture and so on. These new technical norms require the wind turbine manufacturers to devote increasingly significant efforts and capital resources on research and development, ensuring the quality and efficiency of the wind turbines.

In December 2011, the National Energy Administration issued new rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving the low-voltage-ride-through, or LVRT, capabilities. See “Item 4.B. Business Overview—Regulations—Laws and Regulations Promoting the Development of the Renewable Energy Industry—Project Approval, Product Categorization and Project Requirements.” The LVRT refers to the capability of a wind turbine to react properly to sudden fluctuations in grid voltage and remain connected to the grid under these abnormal conditions. Wind turbine manufacturers are under pressure to upgrade old models and produce new wind turbines subject to this new grid code. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China, which has limited resources. As a result, we expect it may be increasingly costly for new wind turbines to obtain such LVRT certification. New government or industrial policies providing higher quality standards for wind turbines in the future may subject us to higher costs and greater technical challenges. In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled LVRT, requirements in accordance with the grid code in China. However, we cannot assure you that we will be able to obtain the LVRT certificates for our new wind turbines in a timely manner, or at all.

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

We conduct substantially all of our business and have historically derived all of our revenue in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

We conduct all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2011, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB597.8 million (US$95.0 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective on July 1, 2011. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the non-compliance to the local branch of SAFE.

As of the date of this annual report, Mr. Chuanwei Zhang, Mr. Xian Wang and Mr. Song Wang, each a PRC resident, collectively beneficially owned approximately 25.7% of our total issued and outstanding share capital. We are advised that they have completed their registration with local SAFE branch as required under the SAFE notice in connection with their initial acquisition of their beneficial interests in offshore special purpose companies. We are also advised that they have completed the amendment to the registration in connection with the transfers of their equity interests in such offshore special purpose vehicles for beneficial ownership in us. These beneficial owners are required to timely amend their SAFE registration for future changes in their beneficial interests in us pursuant to the SAFE notice. The failure of these beneficial owners to do so or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or the Stock Incentive Plan Rules, which replaced the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan. In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. As such, our employees, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. Loans by us to any of our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the PRC Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiaries by means of capital contributions. Any capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce in China or its local counterpart. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future loans or capital contributions to our direct or indirect subsidiaries. If we fail to receive such registrations or approvals, our ability to fund or expand our PRC operations may be materially and adversely affected, which could adversely affect our ability to fund and expand our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenue in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency- denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Our China-sourced income is subject to PRC withholding tax under the Enterprise Income Tax Law of the PRC and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both of which became effective on January 1, 2008, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and the Hong Kong Special Administrative Region, which became effective on January 1, 2007, such dividend withholding tax rate is reduced to 5% for dividends paid by a PRC company to a Hong Kong resident enterprise if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. As such, dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiaries may be subject to a reduced withholding tax at a rate of 5% under this arrangement, provided that our Hong Kong subsidiaries are deemed as “beneficial owners” of such income, and provided further that neither our company nor our Hong Kong subsidiaries are deemed to be PRC tax resident enterprises as described below. However, pursuant to the Notice on Interpretation and Determination of “beneficial owner” under tax treaties, or Circular 601, “beneficial owner” should carry out substantial business activities and own or have control over the income, rights or assets which give rise to such income. Specifically, agents and conduit companies will not be regarded as the “beneficial owner” of such income. If our Hong Kong subsidiaries are not deemed beneficial owner under Circular 601, they may not be able to enjoy the 5% preferential tax treatment and as a result the dividends distributed by our PRC subsidiaries through these Hong Kong subsidiaries will be adversely affected. Circular 601 further lists several factors that would be more unlikely for relevant authorities to identify a company to be a beneficial owner of certain specific income, including (i) the company is obligated to pay or distribute all or substantial part of the income to a third country resident in a prescribed time period, (ii) the company does not or barely engages in other operating activities other than holding the assets or interests from which the income derives, (iii) the assets, business size and employees of the company are relatively limited and could not reasonably match the income, (iv) the company has no or little control over the assets or interests from which the income derives and bears no or little risks, (v) certain income are non-taxable or exempted from tax in the other contracting country, or the tax rate is extremely low, if any, (vi) apart from the loan agreement under which the interest payment is provided, there is other loan or deposit agreements between the lender and a third party with similarity terms of amount, interest rate and execution date, and (vii) apart from the transfer agreement of copy right, patent or technology under which the license fee is provided, there is other transfer agreement relating to the use right or ownership to the copy right, patent or technology between the company to a third party.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management bodies” are defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In April 2009, the PRC tax authority promulgated the Notice on Determination of Tax Resident Enterprises of Chinese- controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by offshore individuals, like us. As all of the our operational management is currently based in the PRC, and we expect them to continue to be located in China, our Company may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise. Furthermore, in connection with the EIT Law and Tax Implementation Regulations, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retrospectively on January 1, 2008. In 2009 and 2010, in preparation for our initial public offering, we and our subsidiaries underwent certain reorganizations. As Circular 59 has only recently been promulgated, it is uncertain to us as to how it will be implemented and the respective tax base and the tax exposure cannot be determined reliably at this stage. In case we are required to pay the income tax on capital gains by the relevant PRC tax authorities, our financial conditions and results of operations could be adversely affected.

Dividends payable by us to our foreign investors and gain on the sale of our shares may become subject to taxes under PRC tax laws.

Under the EIT law and its implementation rules, to the extent that we are considered a “resident enterprise” which is “domiciled” in China, PRC income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Similarly, any gain realized on the transfer of our shares or ADSs by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” which is domiciled in China for tax purposes. Additionally, there is a possibility that the relevant PRC tax authorities may take the view that our purpose is that of a holding company and the capital gain derived by our overseas shareholders or ADS holders from the share transfer would be deemed China-sourced income, in which case such capital gain may be subject to PRC withholding tax at the rate of up to 10%. If we are required under the EIT law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 became effective retrospectively on January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed by abusing corporate structures for tax-avoidance purposes and without reasonable commercial intention. We consistently pursue acquisitions as one of our growth strategies and have conducted and may conduct acquisitions involving complex corporate structures. We cannot be assured that the PRC tax authorities will not, at their discretion, adjust the capital gains thus causing us to incur additional acquisition costs.

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

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the SEC is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

The market price for our ADSs may be volatile which could result in substantial loss to you.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our clients or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	additions or departures of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, the securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market and industry fluctuations may adversely affect the market price of our ADSs.

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

As of the date of this annual report, Mr. Chuanwei Zhang, our founder, chairman and chief executive officer, beneficially owned approximately 23.9% of our total issued and outstanding ordinary shares. Clarity China Partners, L.P., Clarity MY Co-Invest, L.P. and Clarity China Partners (AI), L.P., or Clarity Investors, collectively, beneficially owned approximately 13.5% of our issued and outstanding ordinary shares. China Opportunity S.A. SICAR beneficially owned approximately 9.1% and ICBC International Investment Management Limited beneficially owned approximately 9.0% of our issued and outstanding ordinary shares, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection than if you were a shareholder of a company incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some states in the United States, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in the United States.

Item 4.	INFORMATION OF THE COMPANY

A.	History and Development of the Company

On February 26, 2009, we incorporated China Wind Power Equipment Group Ltd under the laws of Cayman Islands as our ultimate holding company. In May 2009, China Wind Power Equipment Group Ltd changed its name to China Wind Power Equipment Group Limited and in April 2010, China Wind Power Equipment Group Limited changed the name to China Ming Yang Wind Power Group Limited. We currently operate our business in China and our principal place of business is located at Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong Province. Our telephone number at this address is +(86)-760-28138888 and our Internet website address is www.mywind.com.cn. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Our predecessor company, Guangdong Mingyang, was incorporated and commenced business operations on June 2, 2006 as a limited liability company in China. At its inception, Mingyang Electrical, Kangyu Industry Development Co., Ltd., or Kangyu, and Mr. Song Wang held approximately 57.0%, 38.0% and 5.0%, respectively, of the equity interests in Guangdong Mingyang. Mingyang Electrical was founded and is indirectly, through Mingyang Electrical Appliances, majority-owned by our founder, chairman and chief executive officer, Mr. Chuanwei Zhang.

2007 and 2008 Investments and Shareholding Restructurings

In July 2007, Kangyu transferred all of its equity interest in Guangdong Mingyang to Mingyang Electrical Appliances for a consideration of RMB15.6 million and in August 2007, Mingyang Electrical Appliances transferred its 20.0% equity interest in Guangdong Mingyang to Keycorp, a Hong Kong company then owned by China Opportunity S.A. SICAR, or China Opportunity. After the transaction, Guangdong Mingyang became a Sino-Hong Kong joint venture.

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

In December 2009, Mingyang Electrical transferred 36.52% of Guangdong Mingyang’s equity interest it held to Wiser Tyson, a Hong Kong company then wholly owned by Ms. Ling Wu, the spouse of our founder, Mr. Chuanwei Zhang, for a consideration of approximately US$24.84 million. Immediately prior to the transfer of Mingyang Electrical’s equity interest in Guangdong Mingyang, Mingyang Electrical Appliances, Mr. Chuanwei Zhang, through Mr. Jinfa Wang and Mr. Jianren Wen under a share custody agreement, Mr. Xiaoji Wu, Shenzhen Capital (Hong Kong) Company Limited, or Shenzhen Capital, and Merrill Lynch PCG, Inc., or Merrill Lynch PCG, beneficially owned 71.2%, 5.6%, 2.4%, 12.8% and 8.0% of Mingyang Electrical’s equity interest, respectively.

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

On April 8, 2010, China Wind Power Equipment Group Limited effected a series of share issuances to the then shareholders of Guangdong Mingyang in exchange for 99.0% of the equity interests in Guangdong Mingyang collectively held by these shareholders.

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

Our Initial Public Offering and ADS Repurchases

Our initial public offering, in which we offered and sold 25,000,000 ordinary shares in the form of ADSs, raising approximately US$320.3 million in net proceeds, after deducting relevant issuance costs and listing expenses, was completed in October 2010. Our ADSs have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.”

On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs. As of December 31, 2011, an aggregate of 2,249,951 ADSs had been repurchased by us on the open market at prevailing market prices. The repurchases have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Other Developments in 2011 and 2012

In 2011, we incorporated several new subsidiaries in China in order to further grow our business. In June 2011, we, through Jilin Mingyang Wind Power Technology Co., Ltd. (previously known as Jiling Mingyang Datong Wind Power Technology Co., Ltd.), or Jilin Mingyang, established Baicheng Mingyang New Energy Equipment Co., Ltd., Taonan Mingyang New Energy Equipment Co., Ltd. and Shuangliao Mingyang New Energy Equipment Co., Ltd. in Jilin Province. In September 2011, we established Gansu Mingyang New Energy Technology Co., Ltd. in Gansu Province. In November 2011, we established Guizhou Mingyang Wind Power Technology Co., Ltd. in Guizhou Province. As of the date of this annual report, these new subsidiaries have not commenced commercial operations. In addition, in July 2011, we established Ming Yang Wind Power (International) Co., Limited in Hong Kong as a platform facilitating our international marketing and capital activities. We acquired all of the equity interest in Zhognshan Ruiyang from Mingyang Electrical in September 2011. As such, Zhongshan Ruiyang became a wholly owned subsidiary of us.

We are currently in the process of acquiring the remaining equity interest in Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd., or Jinneng Mingyang, from Tianjin Jinneng Investment Company, or Tianjin Jinneng. Upon the completion of this transaction, Jinneng Mingyang will become a wholly owned subsidiary of us.

B.	Business Overview

Overview

We are a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. As China had advanced in the world in terms of newly and cumulative installed capacity of wind turbines, and we expect to continue to increase our market share in China, we are well-positioned to benefit from the projected significant growth in China’s wind power equipment industry. We were founded in June 2006 and have since experienced significant growth. As of December 31, 2011, we had entered into sales contracts with 25 end customers to deliver 3,249 units of our wind turbines, representing wind power output of approximately 4,995MW. Among the 3,249 units, 2,147 units were delivered and 1,950 units were commissioned and revenue recognized as of December 31, 2011.

Our current products consist of (i) two basic models of wind turbines, each with a rated power capacity of 1.5MW and (ii) 2.5/3.0MW SCD wind turbines. 1.5MW wind turbines are currently the most widely used model in China. We cooperate with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop our 1.5MW wind turbines and share intellectual property rights. We have designed and developed several customized models of our 1.5MW wind turbines to cater to the wind and other weather conditions and power grids in China. In addition, we also have obtained exclusive licenses from aerodyn Asia to manufacture and distribute SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation since then. We delivered and installed our second SCD prototype in Xinjiang Uyghur Autonomous Region in November 2010. No revenue had been recognized in respect of the SCD wind turbines as of December 31, 2011.

Our customers include five largest Chinese state-owned power producers, namely Huaneng, China Datang, Huadian, Guodian, and China Power Investment Corporation, or CPIC, or their alternative energy subsidiaries, such as China Longyuan Power Group Corporation Limited, or Longyuan, a subsidiary of Guodian, and China Datang Corporation Renewable Power Co., Limited, or Datang Renewable, a subsidiary of China Datang, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2010, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity that year. We also sell wind turbines to regional alternative energy investment companies, regional power producers and wind farm operators in the private sector.

Our facilities are currently located in Guangdong, Tianjin, Jilin, Jiangsu and Inner Mongolia, China. We expanded our designed annual production capacity from 288 units of 1.5MW wind turbines in 2007 to 2,546 units as of December 31, 2011, assuming 25 actual working days per month. In anticipation of growing market demand, we plan to further expand the production capacity at our existing facilities in Jiangsu and Inner Mongolia.

Our Products

We produce megawatt-class, grid-connected, horizontal-axis wind turbines, equipped with a double-fed constant frequency induction generator, which is a design of the generator that enables the generator to produce electric current of a constant frequency as the shaft rotates at varying speeds causing the generator rotor to rotate at varying speed. A horizontal-axis wind turbine operates on a horizontal axis with the rotor blades facing the wind and has a rotor system consisting of three rotor blades and a rotor hub, a drive-train (including a main shaft, a gearbox, a high-speed shaft and a generator), an electrical system (including a pitch control system, an electrical control system and a frequency converter), a tower, a transformer and other components. The transmission system is installed on the main frame and together with the electrical control unit and nacelle level electrical control cabinet, are contained in the nacelle cover, collectively called the nacelle. The rotor and nacelle are mounted on top of the turbine tower in order to utilize the higher wind speeds available at that elevation. The frequency converter, transformer and foundation level electrical control cabinet are installed at the base of the turbine tower on a concrete foundation for convenient installation and maintenance.

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

We developed the MY1.5sl based on our MY1.5se models, which is particularly designed for inner areas in China where average wind speed is generally low. In order to leverage the wind sources, we have developed extra long rotor blades with a post-installation diameter of 90.0 meters to increase the energy output.

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

SCD Wind Turbines

In addition to conventional 1.5MW wind turbines, we have obtained exclusive license rights under a license agreement from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010. The prototype has demonstrated successful operation since its connection to the grid at the end of 2010. Our second 3.0MW SCD prototype was delivered and installed for an onshore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. We have also launched the preparatory work for our 5.0/6.0MW SCD wind turbine prototype and the initial design was finalized by the end of 2010. Key components for two units of 5.0/6.0MW SCD wind turbine prototypes were ordered for workshop assembly at the end of 2011 and we expect to complete the first prototype by the end of 2012. Since we intend to use the SCD wind turbines for offshore applications, our research staff have been collecting and analyzing hydrologic data and relevant information for the installation and operation of these wind turbines.

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

Rotor Blades. We currently offer two models of rotor blades for our 1.5MW wind turbines utilizing aerodyn’s technologies transferred to us from Mingyang Electrical, rotor blades with a length of 37.5 meters, or the regular rotor blades, and rotor blades with a length of 40.3 meters, or the enhanced rotor blades. The post-installation diameter of regular rotor blades and enhanced rotor blades reaches 77.1 meters and 82.6 meters, respectively. We have also developed and manufactured in-house extra long rotor blades with a post-installation diameter of 90.0 meters to further increase the energy output. Our rotor blades are made with glass fibers and have undergone special surface treatment to resist erosions from sandstorms and coastal salty air. Our rotor blades have extended length which provides our turbines with a larger swept area and a lower cut-in wind speed, which is the minimum speed at which the turbine can start rotating and generate power. This feature, together with the optimized aerodynamics design, increases the output of the wind turbine under low wind conditions and increase the output of the wind turbine. Our enhanced rotor blades are typically used in our wind turbines installed in the typhoon regions and southern coastal regions. In addition, we currently in-house manufacture two models of rotor blades for our 2.5/3.0MW SCD wind turbines, which have a post-installation diameter of 100.0 meters and 110.0 meters, respectively.

Turbine Tower Designs. As part of the development of 1.5MW wind turbine, we co-designed and co-developed three models of turbine towers with aerodyn Energiesysteme after we received relevant technical documents and drawings with respect to turbine tower designs from Mingyang Electrical that were initially obtained from aerodyn Energiesysteme in 2007 and directly from aerodyn Energiesysteme in 2008 and 2009 after the technology transfer. We further independently designed nine additional models in response to specific requirements from our customers and market demands for our 1.5MW wind turbines. Our turbine towers are of tubular design and with a height ranging from 65 meters to 100 meters, to meet different requirements of wind farms in locations with different wind patterns. Ladders and platforms inside the tower provide access to the nacelle. Our turbine tower design also can be customized to meet customer needs and wind farm conditions. We plan to continue to expand the designs of turbine tower that we offer in the future. We also designed the turbine towers for our 2.5/3.0MW SCD wind turbines, by utilizing relevant technologies obtained from aerodyn Energiesysteme.

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

As part of our effort to implement design and functional improvements to our wind turbine manufacturing, we have been moderating our production output continuously. As a result, we were able to deliver 378 units, 610 units and 1,090 units of our wind turbines in 2009, 2010 and 2011, respectively. Our designed annual production capacity had achieved approximately 2,546 units in 2011, as compared to approximately 1,900 units in 2010.

We currently assemble our wind turbines in our Zhongshan, Jilin, Tianjin, Rudong and Inner Mongolia facilities, where we have a total of 98 assembly stations concurrently operating. We relocated the assembly lines at Xi’an facility to our new facility in Tianjin, which commenced commercial production in October 2010. As of December 31, 2011, our aggregate annual production capacity reached 2,146 units of 1.5MW wind turbines and 400 units of 2.5/3.0MW SCD wind turbines, assuming 25 actual working days per month.

We currently manufacture our rotor blades in our Zhongshan, Jilin and new Tianjin facilities, where we have 20 blade molds with an aggregate annual production capacity of 1,572 sets of rotor blades. The designed annual capacity for rotor blades of the new Tianjin facility increased from 744 sets as of December 31, 2010 to 900 sets as of December 31, 2011.

We expanded our Zhongshan facility to increase its designed annual capacity of 2.5/3.0MW SCD wind turbines to 100 units as of December 31, 2010, which was further increased to 200 units by the end of 2011. We also expanded our production capacity in Tianjin. The aggregate designed annual capacity of the new Tianjin facility reached 786 units of 1.5MW wind turbines and 200 units of 2.5/3.0MW SCD wind turbines as of December 31, 2011. In addition, our new facility for the manufacture of rotor blades in Jilin, Jilin Province, commenced commercial operation in February 2010 with a designed annual capacity of 384 sets. We also built a new facility in Rudong, Jiangsu Province, the first phase of construction of which was completed in November 2010 with an annual designed production capacity of 260 units of 1.5MW wind turbines. We commenced commercial production of 1.5MW wind turbines at our Rudong facility in September 2011. We established our Inner Mongolia facility which commenced commercial production in June 2011. The annual designed production capacity of this new facility is approximately 288 units of 1.5MW wind turbines.

The table below summarizes our historical actual and designed production capacities in different locations in the periods indicated:

Facilities	Products	Actual Commencement of Commercial Productions	Actual Units Produced as of December 31, 2009	Annual Designed Production Capacity as of December 31, 2009	Actual Units Produced as of December 31, 2010		Annual Designed Production Capacity as of December 31, 2010		Actual Units Produced as of December 31, 2011		Annual Designed Production Capacity as of December 31, 2011
Zhongshan, Guangdong Province	1.5 MW wind turbines	August 2007	113 units	288 units	169 units		288 units		219 units		288 units
	2.5/3.0 SCD wind turbines	September 2010	—	—	2 units		100 units		—		200 units
	Rotor blades	May 2008	104 sets	288 sets	193 sets		288 sets		177 sets		288 sets
Jilin, Jilin Province	1.5 MW wind turbines	December 2008	201 units	524 units	452 units		524 units		229 units		524 units
	Rotor blades	February 2010	—	—	167 sets		384 sets		166 sets		384 sets
Tianjin (old)(1)	Rotor blades	April 2008	269 sets	480 sets	—		—		—		—
Tianjin (new)(2)	1.5 MW wind turbines	October 2010	—	—	220 units		786 units		376 units		786 units
	2.5/3.0 SCD wind turbines	November 2010	—	—	—		200 units		17 units		200 units
	Rotor blades	March 2010	—	—	404 sets	(4)	744 sets	(4)	418 sets	(5)	900 sets	(7)
Xi’an, Shaanxi Province(3)	1.5 MW wind turbines	April 2008	88 units	262 units	—		—		—		—
Rudong, Jiangsu Province	1.5 MW wind turbines	September 2011	—	—	—		—		10 units		260 units
Ulanchap, Inner Mongolia	1.5 MW wind turbines	June 2011	—	—	—		—		66 units		288 units

Total	1.5 MW wind turbines		402 units	1,074 units	841 units		1,598 units		900 units		2,146 units
	2.5/3.0 SCD wind turbines		—	—	2 units		300 units		17 units		400 units
	Rotor blades		373 sets	768 sets	764 sets	(4)	1,416 sets	(5)	761 sets	(6)	1,572 sets	(7)

(1)	This facility permanently ceased production in November 2009.
(2)	This facility commenced trial production in January 2010.
(3)	This facility permanently ceased production in December 2009.
(4)	Includes the production capacity of 14 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(5)	Includes the production capacity of 72 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(6)	Includes the production capacity of 11 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(7)	Includes the production capacity of 144 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.

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

Cost Effective Production

We plan our production in order to deliver wind turbines according to the schedule set forth in wind turbine sales contracts, on a monthly, quarterly and annual basis. Our customers typically demand the first batch of delivery within six months from the date of the wind turbine sales contract. We manage and allocate production tasks at our headquarters partly on our estimates of the order flow and partly on the basis of delivery schedule as set forth in the turbine sales contracts. For each wind farm, we typically assign the production tasks to the closest facility in order to reduce the transportation cost.

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

Supply of Raw Materials and Components

The key components of a wind turbine include the rotor blades, rotor hubs, main shafts, main frame, gearbox, bearing, generator, frequency converter, transformers, pitch control system and electrical control system. At the early stage of our operation, we purchased a small portion of rotor blades from third party manufacturers due to our then limited rotor blade production capacity. Starting from 2009, we manufacture all our rotor blades in-house for our wind turbines, using licensed technology from aerodyn Energiesysteme, to ensure the quality and supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, each a key component of our wind turbines, from Tianjin REnergy Electrical Co., Ltd., or REnergy, an affiliated entity controlled by our chairman and chief executive officer, Mr. Chuanwei Zhang. Starting from February 2010, we contracted REnergy to supply electrical control systems for us utilizing our proprietary technologies and our brand name. In addition, we mainly purchase parts and components of gearboxes and generators from overseas and domestic suppliers for our SCD wind turbines, including Zahnradfertigung OTT GmbH & Co. KG, a German company, Nanjing Turbine & Electric Machinery and Neorem Magnets Ningbo Co., Ltd. We assemble the purchased parts and components of gearboxes in-house which we believe effectively contributes to the reduction of our total manufacturing costs.

We purchase other components from carefully selected reputable suppliers. For major components, we identify suppliers through a bidding process. Based on our evaluation of their technology capabilities, product quality, pricing terms, production capacity, operational management and post-sales services, we generally engage two or three suppliers for each major components and allocate from 50% to 70% of the procurement to one designated supplier in order to minimize dependency on any single supplier, ensure quality and stable supply and obtain favorable pricing. We plan to continue to expand our supplier networks. Moreover, we currently assemble gearboxes, generators and pitch control systems in-house for our SCD wind turbines upon the commercial production due to its unique compact and enclosed design. To ensure the quality of such in-house manufactured components and SCD wind turbines, we have also set up two full capacity testing centers for SCD wind turbines at our Zhongshan and Tianjin facilities to inspect and examine on wind turbines as well as pitch control system, electrical control system, drive train and other key components.

In order to reduce costs and obtain more responsive post-sales services from our suppliers, we have sought to localize the supply of key components from the Chinese factories of foreign component manufacturers or established domestic supply network. Like most other Chinese wind turbine manufacturers, we previously purchased key components, such as gearboxes and generators, solely from overseas suppliers such as Jahnel-Kestermann Getriebewerke Bochum and VEM Sachsenwerk GmbH, or VEM, in Germany. Since 2008, we have increasingly sourced components of comparable quality from domestic suppliers, many of which we believe are also suppliers for world leading wind turbine manufacturers including Vestas Wind Systems A/S, or Vestas, General Electric Energy Company, or GE, Nordex AG, or Nordex, and REpower Systems AG, or Repower. Currently, we manufacture rotor blades in-house and source almost all of the raw materials and components for our 1.5MW wind turbines from the Chinese factories of foreign component manufacturers or established domestic suppliers, except that we may from time to time purchase certain of our key components from overseas suppliers upon requests from our customers. Since our inception in 2006, we have not experienced any material quality issues as a result of the transition from foreign suppliers to domestic suppliers. In 2009, the delivery of a batch of wind turbines was delayed due to the delay in the supply of one key component from our overseas supplier. As a result, we made a compensation payment to the customer. We did not incur other delivery delays in 2010 and 2011.

We have established strategic relationships with our primary suppliers of main bearings, gearboxes, frequency converters and generators by entering into framework supply agreements to express the parties’ intention to explore future cooperative opportunities in good faith, including with regard to favorable pricing terms, supply priority, quality and post-sales service assurance and technology cooperation. For the supply of gearboxes, we entered into a strategic cooperation framework agreement with Nanjing High Speed in 2007 for the supply certain units of gearboxes with the most favorable pricing terms available in the market from 2008 to 2010 as well as priority for additional orders. In exchange, we will give priority to Nanjing High Speed for gearbox orders. In 2011, Nnajing High Speed continued to be one of our major suppliers for gearboxes. In February 2010, we entered into a framework supply agreement with Winergy Tianjin, the Chinese subsidiary of a world leading supplier of gearboxes, for the supply of our gearboxes for the years from 2010 to 2013. In 2009, we entered into strategic cooperation framework agreements with selected suppliers, including ABB Beijing, Schaeffler Hong Kong Company Limited, or Schaeffler, Nanjing Turbine & Electric Machinery (Group) Co., Ltd. and Wafangdian Bearing Company Ltd., or Wafangdian Bearing, under which we agreed in principle to provide these suppliers priority in exchange for most favorable pricing terms available as well as priority for additional orders from these suppliers. These strategic cooperative agreements do not contain substantive terms, and supply contracts with specific terms and conditions in each case will need to be separately entered into to carry out the parties’ intentions in the framework agreements, we believe that these strategic cooperation relationships have provided us with competitive advantages in terms of the quality, supply, price and after-sales services. Since January 2011, Nanjing High Speed also agreed to provide warranties for the gearboxes for a prolonged warranty period of 60 months from the commencement of operation of relevant wind turbines, or 66 months from the shipment of such parts or components, whichever is earlier, and is responsible for all costs incurred as a result of any problems due to the quality of its products. The agreements will be terminated upon the completion of the performance of obligations of both parties. We are also entitled to terminate the purchase agreements by written notice if (i) Nanjing High Speed is not able to deliver gearboxes in a specific time period, (ii) it fails to perform other obligations under the agreements, or (iii) we incur a significant loss due to the poor quality of its products. In addition, Zhongshan Mingyang Energy Investment Co. Ltd., an affiliated entity controlled by Mr. Chuanwei Zhang, has invested 10% of the equity interest in a joint venture set up between VEM and Nanjing Turbine & Electric Machinery.

The table below sets out our key suppliers by major components:

Component	Supplier	Location
Hubs	Jiangsu Jixin Wind Power Technology Co., Ltd.	Jiangsu Province
	Jiangsu Huadong Wind Energy Technology Co., Ltd.	Jiangsu Province
	Dalian Huarui Heavy Industry Casting Co., Ltd.	Liaoning Province

Main shafts	Jiangyin Zhenhong Heavy Forging Co., Ltd.	Jiangsu Province
	Pinghu Zhongzhou Heavy Machinery Co., Ltd.	Zhejiang Province

Gearboxes	Nanjing High Speed	Jiangsu Province
	Chongqing Gearbox Co., Ltd.	Chongqing

Electric generators	Nanjing Turbine & Electric Machinery (Group) Co., Ltd.	Jiangsu Province

Main frames	Shandong Tongli Steel Structure Company	Shandong Province
	Fengrun New Energy Equipment Co., Ltd.	Shaanxi Province
	XiangTan Yongda Machine Manufacturing Co., Ltd.	Hunan Province

Electrical control system (Control cabinet)	REnergy	Tianjin

Frequency converters	REnergy	Tianjin
	ABB Beijing	Beijing

Pitch control system	REnergy	Tianjin
	SSB Wind Energy Technology (Qingdao) Co., Ltd.	Shandong Province

Main bearing	Schaeffler	Hong Kong
	Wafangdian Bearing	Liaoning Province

Yaw and pitch bearing	Xuzhou Rothe Erde Slewing Bearing Co., Ltd.	Jiangsu Province
	Wafangdian Bearing	Liaoning Province

Transformers	Zhuhai South Hualitong Special Transformer Co., Ltd.	Guangdong Province

Nacelle cover	Jilin Dongqi Science & Technology Co., Ltd.	Jilin Province
	Nantong Hongbo Wind Power Composite Material Co., Ltd.	Jiangsu Province
	Wuxi Libao Science & Technology Co., Ltd.	Jiangsu Province

For non-critical components that are produced to specification, such as standard components, fasteners and connecting terminals, we source from multiple local suppliers that are in proximity to our production facilities via a bidding process. We select such suppliers on the basis of track record, size of the supplier and other commercial factors.

The key raw materials for rotor blade manufacturing include glass fiber, balsa wood, PVC foam and epoxy resin. We purchase our epoxy resin mainly from Wells Electronic Materials (Shanghai) Co., Ltd. and obtain glass fiber, balsa wood and PVC foam and other raw materials from domestic suppliers. We are able to source these raw materials from other suppliers in the event our current suppliers cannot meet our manufacturing needs.

We usually require the suppliers of some key components, such as main shafts, pitch control systems and electrical control cabinets, to consign a certain amount of their components to our designated storehouses, and we settle the purchase orders with these suppliers based on the actual consumption of such components monthly. We believe this enhances the stability of our supply chain and also may reduce the costs due to the large purchase quantity. We typically place component orders after we have received a firm order for our wind turbines and have received prepayments in order to minimize our inventory. The component suppliers typically provide warranties for a period ranging from six months up to 30 months after the delivery or commissioning of the wind turbines. Starting from 2011, some of our suppliers agreed to provide prolonged warranties for a period ranging from 12 up to 66 months after the delivery or commissioning of the wind turbines.

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

Our quality control procedures start with our design process, where we employ failure analysis based on established engineering principles and in accordance with industry practices. Our quality control procedures also include quality assurance of raw materials and components, which includes selection of established and reputable suppliers, annual evaluation of our major suppliers, onsite monitoring if necessary and inspection of raw materials and components upon their arrival at our facilities. As of December 31, 2011, we had a team of 27 individuals who are stationed on site at our suppliers of key components such as the gearbox, generator, main frame, rotor hub and main shaft, to monitor the manufacturing and quality control processes of the suppliers. We examine the quality of raw materials and components upon delivery and before usage. We have established quality control measures in each of the key stages of our manufacturing and assembly process and our workers in the production facilities take responsibility of on-going quality control together with the management team at each facility.

After the assembly is completed, we conduct a full capacity performance test on most of the assembled nacelles that lasts no less than three hours by placing it on a testing center in our facilities. We have developed the software and the hardware for the testing center in-house. We currently have four full capacity testing centers for our 1.5MW wind turbines at our Zhongshan, Tianjin, Jilin and Inner Mongolia facilities and two full capacity testing centers for SCD wind turbines at our Zhongshan and Tianjin facilities. If we detect a problem, we would perform a failure analysis to determine the cause and the wind turbine will be adjusted or re-assembled depending on the analysis result until the nacelle passes the full capacity performance test.

Once at wind farms, our installation team of engineers and professional staff will supervise third-party installation companies engaged by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure the proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines typically commences after they pass the durability test. So far, none of our wind turbines has failed to pass the durability test within the time period accepted by the customer. In 2011, a total of 1,090 units wind turbines were delivered, 980 units were commissioned and recognized revenue, and 619 units had passed the durability test. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. In selected instances, we have entered into contracts with key customers where the warranty period is up to six years.

Our on-site engineers at the wind farms provide feedback to our research and development team and quality control team to further improve our product design and the manufacturing process.

We have established a tracking system to enable us to identify the underlying quality issues of the raw materials and components in order to seek compensation from the suppliers.

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2011:

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

Certification of Our Products

We believe that we are among the first Chinese wind turbine manufacturers to apply for type certificates from GL and are the first Chinese wind turbine manufacturer to have received a design stage statement of compliance. Our wind turbines are designed to meet the specifications set by GL. In June 2007, we engaged GL to conduct A-Design assessment for our MY1.5s and MY1.5se models and on June 12, 2007, we received a statement of compliance for C-Design assessment of design plausibility for our MY1.5s model prototype installed in Zhanjiang. In May 2009, we engaged GL to conduct type certificate for our MY1.5s model and conduct C-Design and A-Design assessments and type certificate for our MY1.5se model. On December 2, 2009, we received a statement of compliance for D-Design assessment, from GL for another of our MY1.5se model wind turbines. We had also obtained from WINDTEST Kaiser-Wilhelm-Koog GmbH, or WINDTEST, a leading wind turbine testing firm in Germany and a subsidiary of GL, reports on power performance measurement, acoustic noise measurement and power quality measurement for our 1.5MW wind turbines in Zhanjiang. We obtained a statement of compliance for B-Design assessment in October 2011 and a statement of compliance for A-Design assessment in March 2012 for our MY1.5s models from GL. As of the date of this annual report, GL was conducting a complete examination of our design analysis with all the required raw material and component tests.

In addition, we received several product design certificates from CGC, for our 1.5MW wind turbines. According to the Provisional Measures for Administration of Special Funding for the Industrialization of Wind Power Equipment promulgated by the Ministry of Finance of China on August 11, 2008, certificate from CGC is one of the requirements imposed by Chinese regulations on wind turbine manufacturers to be eligible to receive state funding. We received the funding from the provincial authority for our facility expansion in Zhongshan, Guangdong Province for the three years ended December 31, 2011. We also received certificate for our regular rotor blades from China Classification Society Certification Company, or CCSC, a Chinese certification and inspection institution, in November 2009.

In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled the LVRT requirements in accordance with the grid code in China. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China. The LVRT refers to the capability of a wind turbine to react properly to sudden fluctuations in grid voltage and remain connected to the grid under these abnormal conditions. In December 2011, the National Energy Administration issued new rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving LVRT capabilities. We believe all of our wind turbines are able to meet the LVRT requirements.

We believe that these certifications will enhance our credibility and help us attract new customers, especially as we expand in the overseas markets.

The following table sets forth the major certifications we have received as of December 31, 2011.

Certification Test Date	Certifications or Test Standard	Relevant Product
June 2007	GL Statement of Compliance for the C-Design Assessment*	MY1.5s model
September 2009	CGC GB18451.1-2001	MY1.5se model (82.6m rotor blade)
November 2009	CCSC GB18451.1-2001	77.1m rotor blades
December 2009	GL Statement of Compliance for the D-Design Assessment	MY1.5se model
October 2010	CGC GB18451.1-2001	MY1.5se model (77.1m rotor blade)
September 2011	CGC GB18451.1-2001	MY1.5sl (89.0m rotor blade)
November 2011	CGC GB18451.1-2001	SCD3000 loading system
October 2011	GL Statement of Compliance for the B-Design Assessment	MY1.5s model
	CGC GB18451.1-2001	2.5MW SCD (110.0m rotor blade)
March 2012	GL Statement of Compliance for the A-Design Assessment	MY1.5s model

*	Expired on June 12, 2009.

Distribution, Warranty and Maintenance Support Services

We are typically responsible for shipping the wind turbines to the wind farms designated by our customers. Due to the size and weight of wind turbines, transportation cost is typically high, constituting approximately 2.5% of the all-in-cost of a wind turbine, depending on transportation distance. In order to minimize transportation cost, we strategically build our facilities close to areas where wind farms are built. Our average transportation cost per unit was reduced from RMB0.2 million in 2009 to RMB129,000 in 2010 and further to RMB111,000 (US$18,000) in 2011, primarily due to allocation of a higher percentage of our production of wind turbines to our Jilin facility which is closer to the wind farms of our customers in northern areas in China. In addition, we engage third-party logistics and transportation companies to transport our wind turbines at favorable prices due to our growing economy of scale. Our improved wind turbine design that enables the number of rotor blades that can fit on one truck increased from one to two also contributed to the reduction of our transportation cost.

We contract with third-party professional transportation companies to deliver the nacelle with assembled components, rotor blades, foundation level electrical control cabinet and certain other components separately. The wind farm operators engage professional manufacturers to build and erect the turbine towers based on our turbine tower designs and technical specifications provided by us. Once at wind farms, our engineers and professional staff will supervise third-party installation companies hired by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines typically commences after they pass the durability test.

We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. In selected instances, we have offered key customers warranty over a longer period of up to six years. Under the sales contracts, we offer the customers spare parts at prices which are determined with reference to fair market prices at the time of such sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. Upon the repairs and replacements, we typically restart the warranty period for the repaired or replacement components and our suppliers of such components will generally bear the cost of the repair and replacement during such turbine warranty period in accordance with the provisions in the supply agreements we entered into with these suppliers. Warranty on the components is partially covered by respective suppliers. During the warranty period, we typically guarantee that the availability of our wind turbines is at least 95% on an annual basis. The availability is typically defined as percentage that equals the total number of hours that a wind turbine is ready and available for operation and the production of energy or would be ready and available for operation and the production of energy but for scheduled maintenance, grid unavailability and wind speed and weather conditions falling outside of operation range, divided by the total hours in a year. Furthermore, during the warranty period, we typically also guarantee that at any wind speed, the annual average power output of our wind turbines will exceed 95% of their designed power output at the same wind speed. Upon request from our customers, we may increase the percentage threshold from 95% to 97%. We are generally obligated to pay a monetary damage of up to 15% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, under certain sales contracts, we are also obligated to replace key components, including gearbox, electric generator, main shaft, main frame and nacelle cover, throughout the design life time of 20 years of the wind turbine at no additional cost to our customers in a timely manner if such defects are as a result of our wind turbine design in wind turbines. We may seek compensation from relevant suppliers of such components in accordance with the purchase agreements we entered into with these suppliers if such defects occur within the warranty periods our suppliers provide which are typically for a 30-month period. Starting from 2011, some of our suppliers agreed to provide prolonged warranties for a period ranging from 12 up to 66 months after the delivery or commissioning of the wind turbines. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate our potential obligations under these sales contracts for the design life of wind turbines.

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

Our Customers

We have generated all of our revenue in China. We have built a robust order book as our customers actively invest in wind farm projects. Approximately 88.0% of our total revenue derived from the sales of wind turbines through 2009 to 2011 were generated from the five largest state-owned Chinese electric power producers, namely, China Datang, Huadian, Guodian, CPIC and Huaneng, or their alternative energy subsidiaries, such as Longyuan and Datang Renewable, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2010, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity that year. Our three largest customers, as measured by units of wind turbines contracted since our inception in 2006 through December 31, 2011, were Huaneng, China Datang and Huadian. Our customers have wind farms that are located in many provinces and autonomous regions in China, especially in areas with abundant wind resources, for example Inner Mongolia Autonomous Region, Liaoning Province, Jilin Province, Heilongjiang Province, Hebei Province, Gansu Province and Guangdong Province.

We also sell wind turbines to regional alternative energy investment companies, regional electric power producers and wind farm operators in the private sector, including Shang Yi Chahar Wind Power Co., Ltd., Beijing Energy, Yudean, Guangdong Shuidian Bureau Two Co., Ltd., Fujian Investment and Development Group Co., Ltd. and Inner Mongolia Aode Sente New Energy Development Co., Ltd. New orders from these regional customers amounted to 208 units, 133 units and 437 units in 2009, 2010 and 2011, respectively, accounting for 36.2%, 13.0% and 44.3% of our total orders, in terms of total power output, for the years ended December 31, 2009, 2010 and 2011, respectively. We expect the market shares in China’s wind power industry contributed by these regional alternative energy investment companies to continue to increase in the near future.

We, through Mingyang Electrical, received our first order from Yudean for its wind farm located in the Guangdong Province in May 2007. Since our inception in 2006 through December 31, 2011, we entered into sales contracts with 25 end customers to deliver 3,249 units of our wind turbines, including 3,165 units of our 1.5MW wind turbines and 84 units of SCD wind turbines, respectively. We delivered 378 units, 610 units and 1,090 units of wind turbines but recognized revenue for 152 units, 802 units and 980 units of wind turbines, which amounted to RMB1,169.2 million, RMB 5,504.5 million and RMB5,438.1 million (US$864.0 million) in 2009, 2010 and 2011, respectively.

The following table sets forth the number of wind turbines we secured contract for, delivered and commissioned and recognized revenue that is attributable to the sales of wind turbines as of the dates and for the periods indicated:

Quarter	New Orders Signed		Cumulative Orders Signed(1)	Deliveries(2)		Cumulative Deliveries(1)	Commissioned and Revenue Recognized(3)	Cumulative Commissioned and Revenue Recognized(1)
	(in units of wind turbines)
2008
First Quarter	99		231	—		—	—	—
Second Quarter	66		297	7	(4)	7	—	—
Third Quarter	287		584	17		24	—	—
Fourth Quarter	—		584	45		69	16	16
2009
First Quarter	99		683	49		118	20	36
Second Quarter	35		718	43		161	58	94
Third Quarter	359		1,077	94		255	29	123
Fourth Quarter	81		1,158	192		447	45	168
2010
First Quarter	265	(5)	1,423	67		514	128	296
Second Quarter	370	(6)	1,793	77		591	182	478
Third Quarter	288	(7)	2,081	188	(5)	779	239	717
Fourth Quarter	176	(6)	2,257	278	(5)	1,057	253	970
2011
First Quarter	232	(6)	2,489	177		1,234	198	1,168
Second Quarter	271	(8)	2,760	212		1,446	245	1,413
Third Quarter	197		2,957	384		1,830	370	1,783
Fourth Quarter	292		3,249	317	(9)	2,147	167	1,950

(1)	As of the end of the quarter.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)

Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. A durability test is conducted following the commissioning.

(4)	Includes our first 1.5MW prototype which was installed in October 2007 but was preliminarily inspected and accepted by the customer in 2008 after comprehensive on-site testing and examinations.
(5)	Includes one unit of 2.5/3.0MW SCD wind turbine.
(6)	Includes 16 units of 2.5/3.0MW SCD wind turbines.
(7)	Includes 17 units of 2.5/3.0MW SCD wind turbines.
(8)	Includes 18 units of 2.5/3.0MW SCD wind turbines.
(9)	Includes 11 units of 2.5/3.0MW SCD wind turbines.

In 2009 and 2010, we engaged Zhongshan Mingyang Energy Investment Co. Ltd., a related party engaging in financial services for the new energy industry which is 99% owned by Mr. Chuanwei Zhang, our chairman and chief executive officer, to assist our customers in obtaining financing services from commercial banks. Under these arrangements, we were generally able to collect a large portion of advance payments from our customers who had entered into financing agreements. We did not engage Zhongshan Mingyang Energy Investment Co., Ltd. to provide such financing services in 2011.

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

Our marketing and sales team currently consists of 71 individuals. We have regional sales managers, focusing on the northeastern, northwestern, eastern and southern China regions, and customer sales representatives focusing on individual customers. We typically enter into sales contracts with our customers on a project-by-project basis, which provide for the model and number of units of wind turbines to be delivered to designated wind farms. Wind turbines with parts and components and related services we provide under the sales contract are required to meet the technology specifications and are subject to inspections and examinations by our customers. Our customers make payments to us in installments in accordance with payment schedules under the sales contracts, which are usually in line with our delivery and installment schedules. In addition, the customers are entitled under the sales contracts to modify the terms and provisions of the sales contracts upon prior written notice. They are also entitled to terminate the sales contract upon written notice in the event of a delay in the delivery of wind turbines and related services which is longer than a grace period provided under the sales contract. In the circumstance of force majeure, both parties may terminate the contract upon a written notice.

Sales Contracts with Wind Farm Operators Obtained via Competitive Bidding Process

We are typically awarded contracts by our customers through a competitive bidding process. Once we receive a request for proposal from a wind farm operator, the relevant regional sales manager and customer sales representative will work with the wind farm operator to offer a tailored package including wind turbines customized for the specific wind condition and geographic location of the wind farm as well as value-added services such as assistance in facilitating our customers to obtain lease financing services. Our customers typically evaluate and select the bid based on a number of factors, including our reputation and financial conditions, our pricing and other commercial terms, the quality and safety of our wind turbines, the technical specifications and reliability of the wind turbines, our relationships with key components suppliers, our technical and maintenance support services and our ability to provide additional value-added services. We believe that our ability to offer customized wind turbines, responsive technical and maintenance support services and additional value-added services has helped us secure orders.

Strategic Cooperation Relationship and New Customer Base

We enter into framework cooperation agreements with wind farm operators and local governments in areas with abundant wind resources and potential for wind farm development. In April 2008, we entered into a cooperative agreement with one of our then joint venture partners and a local governmental authority in Jilin, Jilin Province. In December 2008 and June 2009, we entered into framework agreements with wind farm operators and local governmental authorities in Fuxin, Liaoning Province and Rudong, Jiangsu Province, respectively. We have successfully established our Jilin and Rudong facilities under such cooperation. In June 2010, we entered into a letter of intent in connection with wind source development with local governmental authorities in Inner Mongolia. In May 2011, we entered into a framework agreement with the local governmental authority in Ganzhou, Jiangxi Province, in connection with granting us priority to obtain rare earth resources and to supply wind turbines for proposed wind farm projects.

As of December 31, 2011, we have also entered into over 30 strategic cooperation agreements with our current customers, including China Datang, Guodian, Huaneng and Yudean, and prospective customers, such as China Guangdong Nuclear Power Corp., or CGNPC, China National Offshore Oil Corporation, or CNOOC, Hebei Dehe New Energy Co., Ltd. and China Wind Power Group Limited, to further capture more market opportunities in selected regions and sales contracts with them for certain of their future wind farm projects. Under these strategic cooperation agreements, these customers generally agreed to provide us with priority when they select suppliers for certain of their wind farm projects subject to requirements and restrictions of relevant laws and regulations. In exchange, we agreed to offer a wide array of supporting services and assistance to these customers, including necessary assistance in obtaining approvals for wind farm projects, facilitating wind farm construction and operation, providing favorable commercial terms to these customers when we are selected as their wind turbine provider. Cooperation under these strategic agreements will be subject to a further detailed agreement on a project-by-project basis. These agreements generally do not have a term and can be terminated by mutual consent. For example, in September 2011, we entered into a strategic cooperation agreement with Yudean to foster offshore wind power development in Guangdong province and to localize the production of multi-megawatt wind turbines. Under the strategic cooperation agreement, we will be expected to supply SCD wind turbines to a Yudean’s offshore demonstration project located in Xuwen, Zhanjiang. The further detailed implementation of the cooperation is subject to the approvals from relevant government authorities. In November 2011, we entered into a strategic cooperation agreement with China Southern Power Grid Co., Ltd., or CSG, and Yudean to establish a special alliance under the lead of GDRC, in relation to promote local offshore wind power development in Zhuhai, Guangdong Province.

We have also begun exploring market opportunities by offering EPC arrangements .Under the EPC arrangements, we generally agree to develop the entire wind farm project, either through an investment in a proposed project company or the engagement in the wind farm construction directly at our own costs and expenses, including the installation of our wind turbines, with the intention to sell and transfer to the end customers our capital investment in the project company or the wind farm, as the case may be, for an expected consideration consisting of our initial capital contribution and an agreed fixed return of a certain percentage of such initial investment, upon its completion. Under the EPC arrangements, the customers will pay us for our capital investment in each wind farm and the wind turbines that are installed, upon the transfer. The customers also usually agree to be responsible for obtaining relevant governmental approvals. As of December 31, 2011, we had entered into EPC arrangements for five wind farm projects with an aggregate of 131 units of 1.5MW wind turbines and 33 units of SCD wind turbines. In addition, we had also entered into two EPC arrangements for wind farm projects in Bulgaria. See “—Overseas Markets.” No revenue in respect of wind turbines under the EPC arrangements had been recognized as of December 31, 2011.

Overseas Markets

We expect to continue our efforts to expand into selected major overseas wind power markets. In 2009, we retained an exclusive agent in Australia and New Zealand and an agent in Sweden to explore overseas opportunities for our wind turbines and to understand potential customers’ needs for wind turbines in these markets. We incorporated a subsidiary in the United States in July 2010. We expect to further explore overseas markets through our overseas subsidiary. Furthermore, we plan to continue to attend international trade shows and industry events, utilize resources available at various industry associations and increase direct sales efforts to develop overseas customers. We adopt tailor-made market entry strategies for different overseas markets based on the various features of each target market. We also intend to implement flexible business models, such as EPC arrangements, build-operate-transfer, or BOT, model, subject to the requirements and preference of potential overseas customers. For example, in December 2011, we entered into EPC arrangements with two Bulgarian companies for wind farm projects with an aggregate capacity of 125MW, which represents a milestone of our overseas market development. The first batch of our wind turbines under the EPC arrangements was shipped in February 2012. We have also been actively exploring other target markets, including Eastern Europe, South Africa and Latin America.

In addition, we also plan to further establish cooperative relationships with commercial banks in China to expand our business internationally. We entered into a strategic cooperative agreement in September 2009 with Guangdong Provincial Branch of Industrial and Commercial Bank of China, or ICBC Guangdong, under which ICBC Guangdong granted us a maximum credit line of RMB5.0 billion within the next two years upon our request from time to time and various financial services, including letters of credit, account receivables factoring, cash management and electronic clearing. In May 2010, we entered into a further elaborated cooperation agreement with ICBC Guangdong for overseas financial services arrangements. In addition, in October 2011, we entered into a development financing cooperation agreement and a planning cooperation agreement with China Development Bank Corp., or CDB, which is a government policy bank wholly owned by China’s central government. Under these agreements, CDB agreed to support our strategic and financial planning by granting up to US$5.0 billion in potential financings, including loans and credit facilities between 2011 to 2015, and by actively participating in our medium-to-long term development planning. The financings from CDB are subject to further terms and conditions to be negotiated.

Research and Development Capabilities and Technology Partnership

We spent approximately RMB52.8 million, RMB43.1 million and RMB85.3 million (US$13.6 million) on our research and development activities, during the fiscal years ended December 31, 2009, 2010 and 2011, respectively. We focus on enhancing our independent research and development capabilities and leveraging our relationships with international and domestic well-known research and development institutions, laboratories and universities.

Research and Development Capabilities

Our previous controlling shareholder, Mingyang Electrical, has been designing and manufacturing power control, frequency convertor and electrical appliances since 1995 and has accumulated a wealth of industry expertise and technological know-how. Through our participation in the design and development efforts with aerodyn Energiesysteme, we have accumulated considerable expertise in developing wind turbine technologies that allows us to customize wind turbines for specific wind farms and to tailor our products to customer needs. We further successfully developed and improved wind turbine designs for typhoon regions, tidal flat areas and plateaus.

Our research and development efforts have been recognized by relevant authorities. For example, in 2009, Guangdong Mingyang was granted government subsidies in the aggregate of approximately RMB0.3 million mainly for advanced technological improvements. In addition, we received government grants of RMB111.1 million in 2010 and RMB57.7 million (US$9.2 million) in 2011, mainly to support our research and development projects for large capacity and offshore wind turbines, the improvement of our manufacturing facilities, the industrialization of turbines and key components, and the acquisition of land use rights. Government grants that compensate us for research and development expenses incurred are recognized as other income in the same periods in which the expenses are recognized. Government grants that compensate us for the cost of an asset are recognized in other income over the useful life of the asset.

As of December 31, 2011, our research and development and technology team had 335 members, including 144 core research and development staff, with in-depth knowledge of China’s wind and weather conditions as well as substantial technical expertise in the design, development and manufacturing of megawatt-class wind turbines. Our team focuses on projects including micro-siting analysis, wind turbine design and development, blade manufacturing technology, tower and offshore foundation development, testing and monitoring technology, electrical control and automation technology, and electric power transmission and distribution technology. We designed and developed the full capacity performance testing platforms for our 1.5MW wind turbines and SCD wind turbines. We have expertise in electrical control technology (including wind turbine monitoring and control, generator control, soft cut-in grid connection and inverting and pitch control technology). We contracted a third party to develop the electrical system for our wind turbines and own the intellectual property right to the source code of such electrical control technology.

In September 2007, we obtained an approval from the Guangdong Science and Technology Department to establish our Guangdong Mingyang Wind Power Technology Research Institute, our internal technology research institute, to focus on various research and development activities for wind turbines, including industrial standardization, wind resources and power grid study, 1.5MW wind turbine customization and optimization, 3.0MW SCD wind turbine technologies for offshore application, 5.0/6.0MW SCD wind turbine development, and wind-solar storage hybrid system study. In August 2010, we were authorized by Guangdong Science and Technology Department to establish a qualified provincial key laboratory of wind power technology in Guangdong Province.

Domestic and International Research Platforms

We cooperate with domestic universities, including Tsinghua University, Southern China University of Technology and Beijing University of Aeronautics and Astronautics, on research projects for advanced technologies in connection with 2.5/3.0MW wind turbines and rotor blades, such as electrical control system technologies, materials for rotor blades and low-temperature operations. With the technology and research capabilities of these universities, we have successfully applied the research results in a number of wind turbine technologies. We focus on building a technology platform utilizing cutting-edge technologies. In August 2009, we entered into a letter of intent with the wind energy division of Risø-DTU, one of world’s leading research laboratories in sustainable energy, to cooperate on a broad range of research and development projects, including wind power meteorology, micro-siting, wind turbine external designs under extreme weather conditions in China, loading analysis on wind turbines at extreme wind conditions, wind farm design and technology norms, aerodynamics and integration of wind power and electrical system. In October 2009, we set up a wholly owned subsidiary, Mingyang Wind Power European R&D Center ApS, in anticipation of the establishment of a research and development center in Denmark in cooperation with the wind energy division of Risø-DTU to focus on the research and development of offshore wind turbine applications. In March 2012, we established our North American research and development center on the Centennial Campus of N.C. State University in Raleigh, North Carolina. The new research and development center focuses on enhancing the energy output and lowering the cost of electricity of offshore wind turbines. We expect these international cooperations will strengthen our research and development ability to provide innovative and customizable wind power solutions to our customers.

Technology Partnership

In addition to obtaining, through Mingyang Electrical, the technical documents, specifications, manuals and drawings relating to the 1.5MW wind turbine from aerodyn Energiesysteme, our research and development team participated in the design and development of the 1.5MW wind turbine with aerodyn Energiesysteme. In June 2007, we applied for a design assessment from GL for our MY1.5s and MY1.5se models during the research and development stage, in order to shorten the development cycle, verify the design and improve the reliability of our wind turbines. The prototype of our MY1.5s model was successfully installed in October of 2007, 16 months after our inception in June 2006. Our MY1.5se model was delivered to Inner Mongolia in May 2008. We have customized our MY1.5s model to be installed in tidal flat areas in Rudong, Jiangsu Province, which wind turbines have been installed at the wind farm for trial operation in October 2009. We customized our 1.5MW model to operate in high altitude, low wind speed areas and areas with an extremely cold climate in China. See “—Our Operations—Certification of Our Products” for more details of certificates we obtained from GL and other institutes.

We also have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China under our brand name. Our SCD wind turbines feature a two-blade and modular design, a sealed rotor hub and nacelle and a highly compact drive train. Compared to conventional wind turbines manufactured and installed in China of the same rated power capacity, our SCD wind turbines have a smaller external size and weigh less therefore require smaller foundations, cost less to transport and install. These features enable our SCD wind turbines to be installed on land as well as in water more than ten kilometers away from the shoreline. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation since then. We delivered and installed an additional SCD prototype in November 2010. We commenced the small-batch manufacturing of our 2.5/3.0MW SCD wind turbines in the second half of 2010. We believe that our SCD technologies and wind turbines will further enhance our leadership and increase our market shares in wind power industry in China.

Intellectual Property

Patents, trademarks and other proprietary rights are important to our business. We also rely on licensing opportunities, trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position in China’s wind power equipment industry. We have applied for patent protection in connection with our nacelle designs with elevated internal pressure, wind turbine technology under sandstorms and typhoon weathers, assembly process techniques and other turbine technologies. As of December 31, 2011, we had one copyright and 38 patents and had 48 patent applications pending in China, all of which were granted initial approvals. We plan to apply for additional patents in the future. According to relevant laws and regulations in China, our copyright has a term of protection of 50 years from the date of first publication, and our patent rights have a term of protection of ten years from the date of application.

The following table sets forth the application dates and the types of the material patents we had obtained as of December 31, 2011:

Patent	First Publication/Application Date	Type
MY1.5s wind turbine process software	February 2007	Copyright
Lightning protection system for wind turbines	December 2007	Utility model
Anti-typhoon wind turbine	January 2008	Utility model
Nacelle for wind turbines	December 2008	Design
Anti-sand storm system	December 2008	Utility model
Lighting structure for wind turbine nacelles	May 2009	Utility model
Trigger device for limit switches	August 2009	Utility model
Wind turbine (SCD with two rotor blade)	July 2010	Design
Multi-megawatt wind turbine for humid environment	September 2010	Utility model
Multi-megawatt wind turbine for high altitude areas	September 2010	Utility model
Multi-megawatt wind turbine for extreme low temperature areas	September 2010	Utility model
Turbine tower	September 2010	Utility model

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

License for 1.5MW Rotor Blade Technology. Mingyang Electrical obtained a non-exclusive license from aerodyn Energiesysteme to manufacture rotor blades for 1.5MW wind turbines in China and to sell these rotor blades under our brand name, under a license agreement with aerodyn Energiesysteme, dated as of June 30, 2007. We are not allowed to sell these rotor blades to continental Europe, North America or South America unless they are sold as a component of our 1.5MW wind turbines. In exchange, Mingyang Electrical would make an upfront royalty payment in the total amount of €325,000. Mingyang Electrical was also required to pay a fixed annual support fee in the amount of €50,000 for the first production facility for services received from aerodyn Energiesysteme for each of the first three years from the production of such licensed rotor blades. After the three-year period, upon the request for additional services, Mingyang Electrical would be charged an annual support fee in the amount of €50,000 for first rotor blade mold, €36,870 for a second mold and €18,435 for each additional mold used in production. This agreement is automatically renewed on a yearly basis unless earlier terminated by either party but not earlier than the third anniversary of the receipt of the first certification report issued by authoritative certification institute. Aerodyn Energiesysteme issued the 1.5MW rotor blade test evaluation in October 2008. Mingyang Electrical transferred its rights and obligations under this license agreement to us on November 16, 2009.

License for the SCD Technology. We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China, under a license agreement dated July 28, 2008 and as supplemented on January 18, 2009. Under a supplemental agreement signed in July 2010, we were also allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. Aerodyn Asia has been delivering us the licensed technologies, including drawings, specifications and manuals, for us to build the first 2.5/3.0MW SCD wind turbine prototype. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 and delivered and installed it in a tidal flat area in Rudong, Jiangsu Province in August 2010, which was connected to the grid at the end of 2010. We are permitted to build a maximum of three prototype SCD wind turbines in 2009 with the understanding that the 6.0MW prototype will be built approximately 12 months after the 2.5/3.0MW prototype. Upon aerodyn Asia’s clearance, we are able to commence commercial production. However, our manufacturing of SCD wind turbines was subject to upper production limits for each year from 2010 to 2012. The production will not be limited from 2012 onwards. In exchange, we agreed to pay an initial licensing fee in installments in the total amount of €7.0 million and €12.0 million for the licensed technologies of 2.5/3.0MW SCD wind turbine and 6.0MW SCD wind turbine, respectively. We also delivered and installed a SCD 3.0MW prototype to Xinjiang Uyghur Autonomous Region in November 2010.

We are also required to make ongoing royalty payments for each unit of SCD wind turbine we sell, excluding the prototype, as follows:

Number of Units We Sell	Royalties	Minimum Royalty Payment
First 100 units	2% of sales price	No less than €16,000 per MW
Next 400 units	1.5% of sales price	No less than €12,000 per MW
Next 500 units	1 % of sales price	No less than €8,000 per MW
After 1,000 units	0.5% of sales price	No less than €4,000 per MW

These annual royalty payments are subject to a minimum advance payment, in the amount mutually agreed by aerodyn Asia and us prior to the commencement of production of our SCD wind turbines. Under the license agreement with aerodyn Asia, we are generally prohibited from manufacturing or distributing the SCD wind turbines outside of China without consent from aerodyn Asia, subject to certain exceptions. The exclusivity of the license for the 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines will expire on January 1, 2016 and January 1, 2019, respectively, at which time these licenses will become non-exclusive. Under a supplementary agreement we entered into with aerodyn Asia in July 2010, aerodyn Asia agreed to provide us with written consent for the installation of 2.5/3.0MW SCD wind turbines for offshore wind farm projects outside of China on a project-by-project basis. In addition, we are prohibited from developing, manufacturing or distributing wind turbines within the same rated power capacity of 2.5MW/3.0MW and 6.0MW by utilizing similar technologies and design principles under the license agreement outside of China until ten years after the termination of the agreement. We have the option to terminate this license agreement by making a one-time payment. Aerodyn Asia cannot terminate this license agreement without cause.

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

In addition, Mingyang Electrical obtained a new trademark of the brand name and logo of Mingyang Wind Power from the national Trademark Office in May 2011. We entered into a trademark license agreement with Mingyang Electrical in April 2010 to exclusively use this new trademark for a term of ten years, from the date of official grant of this trademark. We agreed to pay Mingyang Electrical an annual fee of RMB5,000 under the license agreement.

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

Seasonality in Our Operations

Wind turbine sales in China are affected by seasonal variations. Our customers typically award winning bids in the first and fourth quarters primarily because most of them arrange biddings for wind farm projects in these periods according to their internal operational schedules and annual budget requirements. In order to satisfy the delivery schedules, we typically manufacture a majority of our wind turbines during the second and third quarters each year and deliver and install a majority of them in the third and fourth quarters due primarily to the favorable weather conditions in these quarters that are suitable for the construction of wind farms located in northern areas to which we supply most of our wind turbines. In late 2011, however, some of our customers delayed their schedules for the installation and commissioning of wind turbines for certain wind power projects due to adverse weather, which resulted in a negative impact on our results of operations in the fourth quarter of 2011. We expect that the impact of seasonality on our business and results of operations will gradually lessen as we obtain more purchase orders for wind farms located in southern and eastern areas in China where the effect of weather conditions on construction is moderate.

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

In March 2011, we purchased an insurance policy covering the expenses and losses we may incur resulting from any product deficiency of our wind turbines. The one-year term insurance policy expired in March 2012 and covered a batch of 518 units of our 1.5MW wind turbines. The total amount we obtained from claims brought under this insurance policy during the insurance period was approximately RMB2.0 million (US$0.3 million). We are currently in the process of obtaining new insurance policies covering future potential product deficiency claims. However, such insurance policies may not be able to sufficiently cover all of our wind turbines that have been delivered and connected to the grid, nor can we assure you that we will obtain enough insurance proceeds to cover all kinds of expenses we may incur resulting from any product deficiency.

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

Pursuant to the Notice on Certain Opinions Regarding Further Promotion of the Development of Wind Power Generation issued by State Economic and Trade Commission on December 22, 1999, wind power generation projects using domestic facilities will be given priority such as grid connection. The PRC Government has also introduced various policies and measures to encourage wind power generation. For instance, the Guidelines of Speeding Up Localization of Wind Turbines promulgated by the State Economic and Trade Commission on February 12, 2000 set out the PRC Government’s support, in terms of preferential policies and funding, to qualified wind farms using domestic wind turbine technologies and facilities. Meanwhile, with a view to facilitating localization, the PRC Government also encourages foreign investors to co-develop technologies and facilities with domestic manufacturers for wind power generation.

Project Approval, Product Categorization and Project Requirements

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

In December 2005, the NDRC promulgated the Guidance Catalog for Adjustment of the Industrial Structure (2005), or the Catalog, which serves as an important guideline for the government’s investment direction, management of investment projects and formulation and implementation of polices regarding finance and tax, credit, land and import/export. The Catalog encourages the development and utilization of renewable energy including wind power generation.

In addition, up to 18 new industrial standard technical norms issued by the National Energy Administration came into effect on November 1, 2011, including the Design Regulations for Large-scale Wind Power Connecting to the Grid, which provide detailed technical requirements for wind farms and wind turbines with a minimum power output capacity. In particular, these new regulations, for the first time, explicitly require that new wind farms and wind turbines to be connected to the grid shall have the LVRT capabilities.

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

Regulations on Foreign Investments

The principal regulation governing foreign ownership of wind power electricity businesses in the PRC is the Foreign Investment Industrial Guidance Catalog (2011), which became effective as of January 30, 2012. Under this regulation, foreign investment in enterprises manufacturing 2.5MW wind turbines is listed as an encouraged activity. However, foreign investment is not limited to equity investments in or contractual joint ventures with domestic companies for the manufacturing 1.5MW wind turbines and/or the above.

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

Tendering and Bidding

Some of our products will be sold through a tender or competitive bidding process. Tender and bidding are governed by the Invitation and Submission of Bids Law of The People’s Republic of China, or the Invitation and Submission of Bids Law, which was promulgated on August 30, 1999 and came into force as of January 1, 2000. According to the Invitation and Submission of Bids Law, the following construction projects undertaken within the territory of the PRC shall be subject to the bid invitation, including the survey, design, construction and supervision of such projects as well as the purchase of core equipment and materials related to such projects: (1) projects with a bearing upon the public interest and public safety such as large-scale infrastructure projects, public utility projects, etc.; (2) projects totally or partially funded by the investment of State-owned funds or financed by the State; (3) projects using loans or aid funds from international organizations or foreign governments. A bidder shall prepare its bid documents according to the requirements of the bid invitation documents. The bid documents shall respond to the substantive requirements and conditions put forward in the bid invitation documents. The winning bidder shall be determined by the written bid evaluation report and the recommendation by the bid evaluation committee. Alternatively, the winning bidder may be determined directly by the bid evaluation committee through the authorization of the bid inviter.

Taxation

Enterprise Income Tax Law

See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

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

Dividend Distribution

Distribution of dividends is regulated in the PRC. Sino-foreign equity joint venture enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC Generally Accepted Accounting Principles, or PRC GAAP. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprises’ registered capital. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which may not be distributed to equity owners as dividends. Under the Sino-Foreign Equity Joint Venture Law and the Implementation Rules for the Sino-Foreign Equity Joint Venture Law, Guangdong Mingyang may distribute dividends to shareholders only out of after-tax income, net of any payments into the reserve funds, employee bonus and welfare funds and enterprise development funds, as decided by the board in accordance with its joint venture contract and articles of association.

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

SAFE Circular 75

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Financing and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005.

SAFE Circular 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Circular 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “Chinese natural person residents” as used in the SAFE Circular 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The Procedure Manual of SAFE Circular 75 issued on May 29, 2007, or the SAFE Circular 106, further explains that the above definition of foreigners with habitual residence in the PRC for economic benefit includes: (i) those natural persons who are habitual residents in the PRC but who have left temporarily for travel, study, hospitalization or work, but who shall return to their residence in the PRC; (ii) those natural persons who hold any interests in domestic entities which are classified as “domestic financed” interests; (iii) those natural persons who hold interests in domestic entities which were originally classified as “domestic financed” interests but have subsequently been classified as “foreign financed” interests. The most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective in July 2011, imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the noncompliance to the local branch of SAFE.

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

Under SAFE Circular 75 and related regulations, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtain from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Circular 75 and related regulations are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Employee Stock Option Plans

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules, which replaced the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by SAFE on March 28, 2007. According to the Stock Incentive Plan Rules, if “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals.

Our employees, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering. Failure of our option holders who are PRC citizens to complete their SAFE registrations may subject them to fines and legal sanctions and may also limit the ability of us to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends. However, we cannot assure you that each of the above optionees will fully comply with the Individual Foreign Exchange Rule and Stock Incentive Plan Rules.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this annual report.

(1)	Ming Yang Wind Power (International) Co., Limited holds 66.7% equity interest in M.W. Wind Power EOOD, a Bulgarian company, which currently has two wholly owned subsidiaries, namely W. Power EOOD and W. Power-2 EOOD.
(2)	Guangdong Mingyang holds 34.9% equity interest in Jinneng Mingyang and 33.0% equity interest in Inner Mongolia Equipment. Guangdong Mingyang is currently in the process of acquiring the remaining equity interest in Jinneng Mingyang from the owner of the remaining 65.1% equity interest, Tianjin Jinneng. Guangdong Mingyang holds 88.9%, 51.0% and 58.3% equity interests in three jointly controlled entities, namely Daqing Zhongshan Ruihao Wind Power Co., Ltd., Inner Mongolia Huifeng New Energy Co., Ltd. and Inner Mongolia Huitengxile Wind Power Generator Testing Co., Ltd.

We conduct all of our operations through our key operating subsidiaries in the PRC as follows:

•	We design, manufacture, sell and service our wind turbines through Guangdong Mingyang, Jilin Mingyang and Jiangsu Mingyang Wind Power Technology Co., Ltd., or Jiangsu Mingyang;

•	We develop and manufacture rotor blades at Tianjin Blade and Zhongshan Blade; and

•	We manufacture and assemble wind turbines at Tianjin Mingyang Wind Power Equipment Co., Ltd.

We own 99.16% of the equity interest in Guangdong Mingyang through several intermediate holding companies, namely:

•	First Base, a wholly owned holding company incorporated in Hong Kong;

•	Keycorp Limited, or Keycorp, a wholly owned holding company incorporated in Hong Kong;

•	Sky Trillion Limited, or Sky Trillion, a wholly owned holding company incorporated in the British Virgin Islands;

•	King Venture Limited, or King Venture, a wholly owned holding company incorporated in Hong Kong;

•	Tech Sino Limited, or Tech Sino, a wholly owned holding company incorporated in Hong Kong;

•	Asiatech Holdings Limited, or Asiatech, a wholly owned holding company incorporated in Hong Kong;

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

We are headquartered in Zhongshan, Guangdong Province and have production facilities in Zhongshan, Guangdong Province; Jilin, Jilin Province; Tianjin; Rudong, Jiangsu Province; and Ulanchap, Inner Mongolia.

•

Zhongshan, Guangdong Province: In 2010, we leased an aggregate floor area of approximately 16,000 square meters for wind turbine assembly, rotor blade manufacturing and administrative activities from Mingyang Electrical, a related party. Mingyang Electrical transferred its land use rights with respect to such facility to Zhongshan Ruiyang Investment Management Co., Ltd., which we acquired 100% equity interest in 2011. As such, we currently owned the land use rights and the associated facilities. We, through Zhongshan Mingyang Wind Power Equipment Co., Ltd., a subsidiary we acquired in January 2010, also have the land use rights, which expire in 2048, to a parcel of land with an aggregate area of approximately 32,000 square meters, on which we have built a facility with an estimated aggregate floor area of approximately 7,800 square meters for wind turbine manufacturing. We have an additional assembly stations for our 2.5/3.0MW SCD wind turbines in Zhongshan and obtained the land use right in November 2010, which expire in 2048, to a parcel of land with an aggregate area of approximately 26,805 square meters. The lease agreement expired in March 2011. In December 2011, we, through Guangdong Mingyang, obtained a land use right to one parcel of land with an aggregate area of approximately 312,187 square meters. The land use right will expire in 2061. We expect to further expand our wind turbine production capacity by establishing new facilities on the newly acquired land. As such, we currently own all the land use rights and the associated facilities located in Zhongshan.

•

Tianjin: We entered into two agreements to lease from Jinneng Mingyang for a facility with an aggregate gross floor area of approximately 25,000 square meters for a term of two years starting from January 2010 and an aggregate gross floor area of approximately 29,000 square meters for a term of two years starting from June 2010, respectively. We are currently in the process of acquiring the remaining equity interest in Jinneng Mingyang from its majority shareholder, Tianjin Jinneng. Upon the completion of the transaction, Jinneng Mingyang will become a wholly owned subsidiary of us and we will own the land use rights with respect to the facilities currently held by Jinneng Mingyang.

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

•

Rudong, Jiangsu Province: We obtained land use rights to four parcels of land with an aggregate area of 80,000 square meters. The land use rights expire in 2060 and 2061, respectively. Our Rudong facility commenced commercial production in September 2011 and has an aggregate floor area of 33,000 square meters.

•

Ulanchap, Inner Mongolia: We obtained land use rights to a parcel of land with an aggregate area of approximately 116,401 square meters. Our Inner Mongolia facility commenced commercial production in June 2011 and has an aggregate floor area of 9,931 square meters. We are currently in the process of obtaining the relevant land use right certificates and the property ownership certificates.

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

Overview

We are a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were founded in June 2006 and have since experienced significant growth. As of December 31, 2011, we had entered into sales contracts with 25 end customers to deliver 3,249 units of our wind turbines. We have grown rapidly since our delivery of the first wind turbine we manufactured in 2008 as demonstrated by the following:

	Year Ended December 31,
	2009		2010	2011
Wind turbines we delivered (units)		378	610	1,090
Wind turbines commissioned for which we recognized revenue (units)		152	802	980
Sales of wind turbine (in thousands)	RMB	1,169.2	RMB5,504.5	RMB5,438.1
Wind turbines we delivered for which we have yet to recognize revenue (units)		279	87	197
Deferred revenue (in thousands)	RMB	1,899.6	RMB432.0	RMB606.8

We incurred loss in the amount of RMB223.1 million in 2009. We became profitable beginning in the first quarter of 2010 and generated a profit in the amount of RMB709.2 million and RMB292.3 million (US$46.4 million) in 2010 and 2011, respectively.

Factors Affecting Our Results of Operations

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

Wind Turbine Sales to Customers

We began commercial delivery of our wind turbines in May 2008. By delivery, we refer to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer. Our sales contracts with customers generally require us to deliver wind turbines to the customers’ location, supervise wind turbine installation and conduct related inspection, and provide technical and maintenance support during the warranty period which is typically two to six years.

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

Consequently, our results of operations have been and will continue to be significantly affected by the number of units of wind turbines we sell and the timing of revenue recognition on such sales in any given period. In addition, since our SCD wind turbines are generally sold at a higher price than conventional 1.5MW wind turbines and we are developing other customized models of wind turbines, we expect changes to our product mix will also affect our results of operations and margins. See “—Critical Accounting Policies—Revenue Recognition.”

Government Policies Affecting the Wind Power Sector

The wind power industry is sensitive to changes, both positive or negative, in government policies relating to this sector. For example, government incentives continue to be one of the main drivers for developing wind energy technology and increasing capacity. Although government support programs differ from country to another, a number of countries have implemented incentive schemes, thus provide various types of subsidies to wind power developers and long-term tariffs. The PRC government has also introduced various policies and measures to encourage wind power generation. Historically, we and our customers have benefited from fiscal benefits applicable to investments in the wind power industry by state and local governments in China. Moreover, electricity generated from wind power is subject to a preferential VAT rate of 8.5% in China, half of the general rate. Changes in these policies have affected, and will continue to affect the investment plans of our customers and us and our business, financial condition and results of operations.

On the other hand, to enhance the safety and quality of national power grid, relevant authorities in China have recently implemented stricter industrial standards and requirements for wind power manufacturers and turbines to be connected to the grid. For example, up to 18 new industrial standard technical norms issued by the National Energy Administration came into effect on November 1, 2011. In addition, in December 2011, the National Energy Administration issued new rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving the low-voltage-ride-through, or LVRT, capabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Uncertainties and adverse changes in government policies relating to the wind power equipment industry may have an adverse impact on us.” Wind turbine manufacturers are under pressure to upgrade old models and produce new wind turbines subject to this new grid code. We believe that these new rules will require the wind turbine manufacturers to devote increasingly significant efforts and capital resources on research and development, ensuring the quality and efficiency of the wind turbines. In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled LVRT, requirements in accordance with the grid code in China. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China, which has limited resources. As a result, we expect it may be increasingly costly for new wind turbines to obtain such LVRT certification. New government or industrial policies providing higher quality standards for wind turbines in the future may subject us to higher costs and greater technical challenges.

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

In recent years, the supply of wind turbines has increased significantly as many manufacturers worldwide, including our company, have engaged in significant production capacity expansion. Beginning in late 2008, this increase in supply resulted in the reductions of prevailing market prices of wind turbines. In particular, the prevailing market prices of wind turbines further declined significantly during 2011 due to the intensified competitive industry environment. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding value-added taxes, or VAT, on a per kilowatt, or kW, basis, decreased from RMB4,761 per kW in 2009 to RMB3,991 per kW in 2010 and further to RMB3,252 (US$516.7) per kW in 2011, based on the sales contracts we entered into in relevant periods. We secured contracts for our SCD wind turbines in 2010 and the average contract selling price for our 2.5/3.0MW SCD wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, was RMB4,735 per kW and RMB3,466 (US$551) per kW in 2010 and 2011, respectively. Although our SCD wind turbines are generally sold at a higher unit selling price, the overall average contract selling prices for our wind turbines may continue to decline in response to competitive pricing pressures as well as other market conditions.

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

Our cost of raw materials, on a per unit basis, decreased from RMB6.5 million in 2009 to RMB5.1 million at the end of 2010 and further to RMB4.1 million (US$0.7 million) in 2011. We have been expanding our rotor blade manufacturing capabilities and may selectively acquire certain component manufacturers in the future in order to produce these components in-house and reduce our dependency on external suppliers for these components. As a result of our multiple-supplier strategy and our good relationships with our key suppliers, we do not expect to experience any shortage in the supply of our major components and raw materials in the near future.

In addition, the primary raw materials used in some of our components include steel and copper. Consequently, the prices we pay to our suppliers for such components may be affected by movements in prices for these raw materials.

Ability to Design and Market Technologically Advanced and Cost-Competitive Turbine Models

Although we have successfully launched our 1.5MW wind turbines, our operating results and future growth depend on our ability to continue to develop or license technologies, manufacture and market technologically advanced and cost-competitive wind turbines. We completed the first prototype of our new 2.5/3.0MW SCD wind turbine in May 2010 and had delivered and installed two prototypes at two wind farms by the end of 2011. The initial design of our 5.0/6.0MW SCD wind turbine prototype was finalized by the end of 2010 and key components for 5.0/6.0MW SCD wind turbine prototypes were ordered for workshop assembly at the end of 2011 and we expect to complete the first prototype by the end of 2012. We expect to continue to optimize the performance of our products under diverse operating conditions such as in low and high temperatures, high altitudes, low wind velocity and coastal areas. As our customers’ needs evolve, the wind turbine specifications they require typically change as well. Our ability to design and develop new products that meet these changing requirements has been and will continue to be critical to our ability to maintain and increase our installed capacity sold and profitability. As a result, we expect to continue to make significant investments in research and development, particularly with respect to designing and developing more technologically advanced and cost-competitive products and core components.

Our Ability to Source and Manage Working Capital Requirements

Our business operations require significant working capital. Our operating results and future growth depend on our ability to optimize the working capital cycle and to source adequate working capital commensurate with the size of our business. Some of our suppliers require us to make prepayments in advance of shipment. As we participate in public bidding to secure our sales contracts, we are required to deposit a certain amount, which is normally calculated at 1% of the contracted amount, which amount will be refunded to us upon the completion of the public bidding. Typically, approximately 5% to 10% of the contract price allocable to the delivery of wind turbines will be retained by our customers and is payable within one month after the end of warranty period. We have provided our customers with alternative payment options, such as letters of guarantee, for exchange of their early payments of such retention monies. Letters of guarantee are financial instruments issued by financial institutions to our customers as a guarantee for our compliance with terms of wind turbine sales contracts until the completion of warranty periods. In addition, we also assist our customers in obtaining lease financing from commercial banks for the settlement of our trade receivables. Historically, we have managed to optimize our working capital cycle and to source the required working capital from banks and internal cash accruals.

In addition, we have established strategic relationships with commercial banks in China to further enhance our capital resource ability. We entered into a strategic cooperative agreement in September 2009 with a term of two years with ICBC Guangdong, under which ICBC Guangdong agreed to provide us with various financial services. We agreed to select ICBC Guangdong as our financial advisor and provider of other financial services with first priority. Subsequently in May 2010, we entered into a further elaborated cooperation agreement with ICBC Guangdong, in particular for overseas financial services collaborations, including extension of credit and lease financing arrangements for overseas wind farm projects that intend to purchase our wind turbines. These agreements have a term of one year and will be automatically renewed for another year upon the expiration. In October 2011, we entered into a development financing cooperation agreement and a planning cooperation agreement with China Development Bank Corp., or CDB, which is a government policy bank wholly owned by China’s central government. Under these agreements, CDB agreed to support our strategic and financial planning by granting up to US$5.0 billion in potential financings, including loans and credit facilities between 2011 to 2015, and by actively participating in our medium-to-long term development planning. The financings from CDB are subject to further terms and conditions to be negotiated. We believe we will be able to obtain more financial support from these banks in the future and expect to continue to develop similar strategic relationships with other commercial banks in China to meet our increasing demand for capital as we expand our business.

Revenue

Our revenue is primarily derived from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials. We also started generating revenue from construction conducted under EPC arrangements in 2011. Our net revenue is net of VAT collected on behalf of tax authorities.

The following table sets forth our revenue for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Sales of wind turbines	1,169,170	5,504,457	5,438,065	864,022
Maintenance services	1,042	13,380	37,018	5,882
Sales of raw materials	2,480	—	18,648	2,962
Construction contract revenue	—	—	22,088	3,509

Total revenue	1,172,692	5,517,837	5,515,819	876,375

Sales of wind turbines. Our revenue from the sales of wind turbines, including the provision of installation supervision services, is determined by the units of wind turbines commissioned as well as the amount of contract consideration allocated to the sales of wind turbines.

We secured contracts for 574 units, 1,099 units and 992 units in 2009, 2010 and 2011, respectively. We delivered 378 units, 610 units and 1,090 units of wind turbines and recognized revenue for 152 units, 802 units and 980 units of wind turbines, which amounted to RMB1,169.2 million, RMB 5,504.5 million and RMB5,438.1 million (US$864.0 million), in 2009, 2010 and 2011, respectively. We did not recognize revenue for the sales of 279 units, 87 units and 197 units of wind turbines that were delivered as of December 31, 2009, 2010 and 2011, respectively, which represented approximately RMB1,899.6 million, RMB432.0 million and RMB606.8 million (US$96.4 million) of deferred revenue, respectively. At the point of revenue recognition, the amount of inventory associated with the delivered wind turbines, which represented approximately RMB1,616.6 million, RMB418.6 million and RMB873.0 million (US$138.7 million) of finished goods inventory as of December 31, 2009, 2010 and 2011, respectively, would be included in the cost of sales.

Provision of maintenance services. Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB1.0 million, RMB13.4 million and RMB37.0 million (US$5.9 million) in the years ended December 31, 2009, 2010 and 2011, respectively.

Sales of raw materials. Our revenue from sales of raw materials is determined by the quantities of raw materials we sell and the average selling price of the raw materials. We derived revenue in the amount of RMB2.5 million, nil and RMB18.6 million (US$3.0 million) from the sales of the gearboxes, generators, pitch control systems, bearings and other components in the years ended December 31, 2009, 2010 and 2011, respectively. We may occasionally sell raw materials to other turbine manufacturers in the future but we do not expect to engage in such sales as part of our ordinary business operation.

Construction contracts. We began entering into EPC arrangements in 2011. Under certain of these arrangements, we engaged in the construction of the wind farms and derive revenues from such construction work based on the percentage of completion status. In the year ended December 31, 2011, we recognized revenue of RMB22.1 million (US$3.5 million) from construction contracts relating to EPC arrangements and the same amount in cost of sales. See “—Critical Accounting Policies—Revenue Recognition—Construction contracts.”

Cost of Sales

Our cost of sales consists of raw material cost, manufacturing overhead, estimated cost of warranty and related expenses and inventory provision.

•

Raw material cost. Raw material cost includes (i) cost of raw materials used in the assembly of wind turbines, such as rotor hubs, main shafts, main frames, gearboxes, bearings, generators, frequency converters, transformers, pitch control systems and electrical control systems, and (ii) cost of raw materials used in the manufacturing of rotor blades, such as glass fiber, balsa wood, PVC foam and epoxy resin. Our cost of raw materials, on a per unit basis, amounted to RMB6.5 million, RMB5.1 million and RMB4.1 million (US$0.7 million) in 2009, 2010 and 2011, respectively.

•

Manufacturing overhead. Our manufacturing overhead includes salaries and benefits for personnel directly involved in the manufacturing activities, depreciation of manufacturing equipment and facilities, consumables, rent, traveling expenses, utilities and other expenses associated with the manufacturing of our products. Variable production overheads are allocated to each unit of production based on the actual use of our production facilities. Fixed manufacturing overhead allocated to cost of sales and inventories are based on the normal capacity of our production facilities. Depreciation of manufacturing equipment and facilities is provided on a straight-line basis over their estimated useful life, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly from 2009 to 2011, resulting from our purchases of more property, plant and equipment. We expect this trend to continue as we continue to expand our production capacity.

•

Estimated cost of warranty and related expenses. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. As required by relevant bidding procedures for certain wind farm projects, we have offered key customers a warranty over a longer period of up to six years. Under the sales contracts, we offer to provide the customers with certain spare parts at prices determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. During the warranty period, we typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay a monetary damage of up to 15% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace a wind turbine if the power output curve of an individual wind turbine does not exceed certain designed power output curve set in the sales contracts after extensive verification. As of December 31, 2011, our accrued warranty costs amounted to RMB353.1 million (US$56.1 million). We have not experienced significant warranty claims since commencing deliveries in 2008. We compared our warranty practice and the design and technology of our wind turbines with those of our competitors that are public companies and believe that the design and technology of our wind turbines and our warranty practice are in accordance with the industry standard. Accordingly, we estimate the amount of potential future claims during the warranty periods with reference to our limited historical claim experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenue from sales of wind turbines for each of 2009, 2010 and 2011 as the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

In addition, under a majority of the sales contracts we historically entered into, we are also obligated to replace key components, including gearbox, electric generator, main shaft and nacelle, throughout the design life of 20 years of the wind turbine at no additional cost to our customers in a timely manner if such defects are due to our design in wind turbines. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate and cancel our potential obligations under certain sales contracts for the wind turbine design life with respect to sales contracts for which we recognized revenue. We are currently in the process of negotiating with relevant customers to cancel such potential obligations under the rest of the sales contracts we have entered into.

•

Inventory provision. Our inventories are stated at the lower of cost or net realizable value. We record inventory provision in cost of sales. We incurred RMB8.3 million, nil and RMB3.5 million (US$0.6 million) in inventory provision in 2009, 2010 and 2011, respectively. We also recorded a reversal of inventory provision in the amount RMB5.5 million (US$0.9 million) in the year ended December 31, 2011 since the relevant impaired inventories were sold or consumed in 2011.

Our cost of sales in connection with the sales of wind turbines and the provision of technical and maintenance support services during the warranty period is affected primarily by our ability to control raw material and component costs by efficiently managing our supply chain and achieving economies of scale in our operations.

Other Income

Other income primarily represents government grants in the amount of RMB0.3 million, RMB 18.2 million and RMB31.2 million (US$5.0 million) in 2009, 2010 and 2011, respectively. In 2011, we granted the license of an unpatented technology for the manufacturing of wind turbines to Inner Mongolia Equipment, a 33.0% affiliate of us, at the consideration of RMB5.0 million (US$0.8 million) which was recorded as other income in the same year.

Selling and Distribution Expenses

Our selling and distribution expenses consist primarily of wind turbine and component transportation costs, bidding charges, salaries and benefits for our selling and distribution staff, travelling expenses, sales commission paid to an affiliate entity owned by our chairman and chief executive officer and other selling expenses including expenses relating to on-site surveying and meetings. We engage third-party transportation companies to transport and deliver wind turbines to wind farms and include the related transportation costs in the selling and distribution expenses. As we participate in certain public biddings organized by agents engaged by our customers, we are required to pay a bidding success fee to the agent after we win the bid, which amount is calculated at a percentage ranging from 0.1% to 0.5% of the contracted amount and included in the selling and distribution expenses. We paid sales commission to an affiliate entity owned by Mr. Zhang in the amount of RMB15.3 million, RMB6.0 million and nil in 2009, 2010 and 2011, respectively, for its services in our sales promotion which included assisting us in entering into sales contracts and assisting our customers to obtain lease financing from commercial banks, advertising and promotion expenses and depreciation and amortization expenses that are allocable to our selling and distribution activities.

Our selling and distribution expenses amounted to RMB90.9 million, RMB149.2 million and RMB227.8 million (US$36.2 million) in 2009, 2010 and 2011, respectively. We expect that our selling and distribution expenses will increase in the future as we sell more wind turbines and increase our sales efforts and hire additional sales personnel to accommodate the growth of our business as we expand our customer base in the domestic market and enter the overseas markets.

Administrative Expenses

Our administrative expenses consist primarily of share-based compensation expenses, salaries and benefits for our administrative, finance and human resources personnel, bank charges, entertainment expenses, rent, professional service fees, stamp duty and other taxes, business travel expenses, office expenses, depreciation and amortization expenses that are allocable to our administrative finance and human resources departments and other costs, including insurance premium, conference fees and utilities expenditures. Our administrative expenses amounted to RMB67.5 million, RMB150.8 million and RMB261.9 million (US$41.6 million) in 2009, 2010 and 2011, respectively. We expect our administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operation as a public company, including compliance-related expenses.

Research and Development Expenses

Research and development expenses consist primarily of professional service fees paid to third-party service providers for outsourced research and development projects, materials consumed in research and development activities, salaries, bonuses and other benefits for research and development personnel, travel expenses, depreciation expenses that are allocable to our research and development department and other expenses, including reimbursement and allowance for research and development personnel. Our research and development expenses were RMB52.8 million, RMB43.1 million and RMB85.3 million (US$13.6 million) in 2009, 2010 and 2011, respectively. All costs associated with research and development activities are expensed as incurred. We expect the research and development expenses to increase as we hire additional research and development personnel and devote more resources to research and development efforts.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2009, 2010 and 2011. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations. We expect our net income to be derived primarily from Guangdong Mingyang and its subsidiaries. We expect that all of our revenue will be denominated in RMB and stated net of VAT.

Prior to January 1, 2008, Guangdong Mingyang was subject to PRC enterprise income tax at a statutory tax rate of 33%. The EIT Law and the implementation rules issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that all enterprises in China, including foreign-invested companies, are subject to a uniform 25% enterprise income tax rate and all tax reduction or exemption as well as incentives previously provided to foreign-invested enterprises were to be cancelled. Under the EIT Law, entities that qualify as “advanced and new technology enterprises” are entitled to the preferential EIT rate of 15% after the transition period under the EIT Law, if any, expires.

The recognition criteria and procedures for the “advanced and new technology enterprise” under the EIT law were not issued until April 2008. Guangdong Mingyang was granted the “advanced and new technology enterprise” certificate. The certificate is valid for a period of three years effective from January 1, 2009. Further, in June 2009, Jilin Mingyang obtained the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2009. In addition, each of Tianjin Mingyang Wind Power Equipment Co., Ltd. and Tianjin Mingyang Wind Power Blade Technology Co., Ltd. was recognized as a “advanced and new technology company” with a period of three years effective from August 2011. Accordingly, Guangdong Mingyang, Jilin Mingyang, Tianjin Mingyang Wind Power Equipment Co., Ltd. and Tianjin Mingyang Wind Power Blade Technology Co., Ltd. are entitled to the preferential income tax rate of 15% in the relevant periods. If any of these subsidiaries fails to remain qualified as an “advanced and new technology enterprise,” which is subject to periodic renewal, we may not be entitled to the preferential tax rate of 15%.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Circular 82 and Circular 45 issued by the PRC State Administration of Taxation in 2009 and 2011, respectively, or the “SAT Notices,” provide detailed guidance regarding the definition of “de facto management bodies” and the determination and administration of offshore-incorporated PRC tax resident. Under the SAT notices, an “offshore-incorporated PRC tax resident” was defined as “an enterprises that is incorporated under the law of a foreign country or territory with a PRC company or PRC corporate group as its primary controlling shareholder.” Although all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to PRC income tax at a rate of 10% if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Recently Issued Accounting Pronouncements

The IASB has issued a number of amendments to IFRSs and one new Interpretation that are first effective for our fiscal year of 2011. Of these, the following developments are relevant to our financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs (2010)

We have not applied any other new standard or interpretation that is not yet effective for the fiscal year of 2011.

The impacts of these developments are as follows:

•

IAS 24 (revised 2009) revises the definition of a related party and also modified disclosure requirements for government-related entities. As a result, we have re-assessed the identification of related parties.

•

Improvements to IFRSs (2010) omnibus standard introduces a number of amendments to the disclosure requirements in IFRS 7, Financial instruments: Disclosures. The disclosures about our financial instruments disclosures have been conformed to the amended disclosure requirements. These amendments do not have any material impact on the classification, recognition and measurements of the amounts recognized in the financial statements in the current and previous periods.

As the effect of changes in accounting policy was not material to financial statements, no comparative statement of financial position as at January 1, 2011 is presented.

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

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the income statement and corresponding statement of financial condition accounts would be necessary. These adjustments would be made in future financial statements.

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

Sales of wind turbines and provision of maintenance support services

Revenue from the sale of wind turbines is measured at the fair value of the consideration received or receivable. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing involvement with the goods, and the amount of revenue can be measured reliably. Also, revenue is recognized only when it is probable that the economic benefit associated with the transaction will flow to us.

Our arrangements with customers with respect to wind turbines contain multiple deliverables consisting of (i) the delivery of the wind turbines to the customers’ location and providing installation supervision, known as the sale of wind turbines (ii) providing technical and maintenance support for a period ranging from two to six years.

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of us, inspection testing of the wind turbine has been completed and accepted by the customer, the collectability of the consideration is probable and the remaining obligations are considered not significant. The durability test, which typically lasts 240 hours and is performed subsequent to the inspection testing of the turbine, is a test to ensure the proper and stable connection of the wind turbines to power grids. Our remaining obligation of the durability test is not significant.

The amounts that have been billed by us for wind turbines that have been delivered to the customer locations but the related installation service and the functionality test have not been completed, which generally occurs three to six months after the delivery date, are recorded in “deferred revenue” in the consolidated statement of financial position. As of December 31, 2009, 2010 and 2011, deferred revenue amounted to RMB1,899.6 million, RMB432.0 million and RMB606.8 million (US$96.4 million), respectively. In 2009, we reduced such amount by a discount granted to a customer in exchange for its payment ahead of payment schedule in the amount of RMB7.7 million. Such settlement discount is recorded as a reduction of deferred revenue when: (i) settlement from customers is made ahead of schedule, and (ii) the amount of settlement discount is agreed with our customers, and subsequently recognized as a reduction of revenue when the related wind turbines have been installed and the functionality test has been completed and the results accepted by the customer. For the years ended December 31, 2009, 2010 and 2011, nil, RMB7.7 million and nil of the settlement discounts are recognized as a reduction to revenue, respectively.

Revenue attributable to provision of technical and maintenance support services is recognized on a straight-line basis over the warranty period, which generally ranges from two to six years.

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

Construction contracts

Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that is probable that they will result in revenue and can be measured reliably. When the outcome of a construction contract can be estimated reliably, revenue is recognized using the percentage of completion method. The stage of completion is assessed by reference to surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss. We recognized RMB22.1 million (US$3.5 million) from project construction for EPC arrangements in the year ended December 31, 2011, and the same amount was recorded in cost of sales.

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

Goodwill impairment testing is performed annually at the end of each reporting period. No goodwill impairment loss was recognized for the years ended December 31, 2009, 2010 and 2011.

Share-based Compensation

We account for share-based payments under the provisions of IFRS 2, Share-based Payment, or IFRS 2. Under IFRS 2, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the expense in our consolidated income statements over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

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

Because no future services are required to be performed by these senior management members in exchange for the award and the award does not contain any performance or market condition, the cost of the award, as measured based on the fair value of the transferred shares in First Base, or 13.74% equity interests in Guangdong Mingyang, as of the date of grant, was immediately charged to the income statements with a corresponding credit to capital reserve. We determined November 17, 2008 as the grant date for the compensatory awards when all parties had reached the common understanding of key terms and conditions of the awards and all requisite approvals relating to the share transfers were obtained.

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

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price equal to 60% of the offering price to public of US$14.00, or US$8.40, per ADS, each representing one ordinary share. We incurred share-based compensation expenses associated with these grants at RMB34.4 million and RMB112.5 million (US$17.9 million) for the years ended December 31, 2010 and 2011, respectively.

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

In view of the profitability of our major PRC subsidiaries in 2010, we performed a reassessment as of December 31, 2010 and recognized previously unrecognized deferred tax assets of RMB39.3 million in relation to the unused tax losses and other deductible temporary differences, for which we believe it is probable that future profits will be available against which those deductible temporary differences could be utilized. On the other hand, as of December 31, 2011, we had not recognized deferred tax assets with respect to unused tax losses of RMB12.9 million (US$2.0 million) and other temporary differences of RMB20.7 million (US$3.3 million). The deferred tax assets not recognized as of December 31, 2011 were mainly related to deferred tax assets of Tianjin Mingyang Wind Power Blade Technology Co., Ltd., or Tianjin Blade, and Jiangsu Mingyang, each a wholly owned subsidiary of us. We determined that it was not probable that the tax losses and other temporary differences of Tianjin Blade and Jiangsu Mingyang could be utilized and therefore the deferred tax assets were not recognized.

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

We record inventories provisions that have cost in excess of estimated market value. If the utility of our inventories were to be impaired by damage, deterioration, obsolescence or other causes, we would write down the cost of our inventories to their net realizable values. The inventories provisions for the years ended December 31, 2009, 2010 and 2011 were RMB8.3 million, nil and RMB3.5 million (US$0.6 million), respectively, and were included in cost of sales in our consolidated income statements.

Warranty

We perform a functionality test to our wind turbines after the installation in order to test the performance of the wind turbines to make sure they meet all of the specific acceptance criteria of our customers and are properly connected to the power grids. A durability test is subsequently performed to ensure proper and stable connection of our wind turbines to the power grids. The warranty period of our wind turbines typically commences after they pass the durability test. We typically provide a two-year warranty for our wind turbines after the wind turbines have passed the durability test. As required by relevant bidding procedures for certain wind farm projects, we have offered key customers warranties over a longer period of up to six years. Of 3,165 units of 1.5MW wind turbines for which we secured contracts as of December 31, 2011, we offered warranties for a two-year period for 1,095 units and for periods longer than two years for 2,070 units of wind turbines. We offered warranties of two- to six-year for the 84 units of SCD wind turbines for which we secured contracts as of December 31, 2011. During the warranty period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Upon the occurrence of any repairs and replacements, we typically restart the warranty period for the repaired or replacement components. During the warranty period, we also typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay monetary damages of up to 15% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, we offer under the sales contracts to provide the customers with certain spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts.

Since we have limited historical claim experience, we have estimated the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. We compare the warranty practice, design and technology of our wind turbines with those of our competitors in our industry, and we believe our warranty practice and the design and technology of our wind turbines are in accordance with industry standards and specifications and are comparable to these competitors in terms of the performance and durability. Accordingly, we estimate the amount of potential future claims during the warranty periods based on our limited historical claim experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenue from sale of wind turbines for each of 2009, 2010 and 2011, based on the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

In addition, under a majority of our sales contracts we have entered into, we are obligated to replace key components, including the gearbox, electric generator, main shaft, main frame and nacelle cover (which refers to the cover of the compartment of a wind turbine that houses the gearbox, main shafts, electrical control unit, nacelle level electrical control cabinet and generator), throughout the design life time of the wind turbine of 20-year at no additional cost to our customers in a timely manner if such defects are as a result of our wind turbine designs. As a result, we bear the risk of warranty claims after we have recognized revenue for wind turbines sold. Any problems with the quality or performance of our wind turbines, if proven by the customer to be our fault, would increase our warranty-related expenses. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate and cancel our potential obligations for the 20-year design life of wind turbines under certain sales contracts for which we recognized revenue and are currently in the process of negotiating with relevant customers to cancel such potential obligations under the rest of the sales contracts we have entered into.

Actual warranty costs will depend on a variety of factors including actual failure rates, material and product delivery costs at the time of failure and other costs incurred to fulfill the obligation to replace or repair the product. Actual warranty costs incurred or claimed are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from our estimates, we will revise our warranty provisions accordingly. Any such revisions to our accrued warranty liability will affect our results of operations in the period the revision is made as well as subsequent periods to the extent the amount of estimated warranty provisions of related sales revenue is adjusted.

Movements of the warranty provision are set out as below:

	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
As of January 1	3,938	41,518	211,117	33,543
Additions	38,585	180,804	180,139	28,621
Provisions utilized	(1,005)	(11,205)	(38,189)	(6,067)

As of December 31	41,518	211,117	353,067	56,097

Results of Operations

The following summary consolidated income statement and consolidated statement of comprehensive income data for the years ended December 31, 2009, 2010 and 2011 and summary consolidated statement of financial position data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The summary consolidated income statement and consolidated statement of comprehensive income data for the years ended December 31, 2007 and 2008 and the summary consolidated statement of financial position data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements, which are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Revenue	—	124,677	1,172,692	5,517,837	5,515,819	876,375
Cost of sales	—	(160,830)	(1,096,724)	(4,430,472)	(4,522,685)	(718,582)
Gross (loss)/profit	—	(36,153)	75,968	1,087,365	993,134	157,793
Other income	—	1,590	268	18,165	36,195	5,751
Selling and distribution expenses	(5,886)	(17,738)	(90,862)	(149,152)	(227,766)	(36,188)
Administrative expenses	(13,157)	(413,951)	(67,475)	(150,775)	(261,944)	(41,619)
Research and development expenses	(3,321)	(11,980)	(52,789)	(43,061)	(85,305)	(13,554)
(Loss)/profit from operations	(22,364)	(478,232)	(134,890)	762,542	454,314	72,183
Net finance expense	(278)	(21,512)	(49,577)	(35,100)	(91,278)	(14,502)
Share of (loss)/profit of associates	—	—	(154)	2,616	2,275	361
(Loss)/profit before income tax expense	(22,642)	(499,744)	(184,621)	730,058	365,311	58,042
Income tax expense	—	—	(38,495)	(20,870)	(73,018)	(11,601)
(Loss)/profit for the year	(22,642)	(499,744)	(223,116)	709,188	292,293	46,441
Other comprehensive loss for the year
Foreign currency translation differences-foreign operations	—	—	—	(19,156)	(39,202)	(6,229)
Total comprehensive (loss)/income for the year	(22,642)	(499,744)	(223,116)	690,032	253,091	40,212
(Loss)/profit attributable to Shareholders of the Company	(22,416)	(494,493)	(221,313)	702,135	292,993	46,552
Non-controlling interests	(226)	(5,251)	(1,803)	7,053	(700)	(111)
Total comprehensive (loss)/income attributable to:
Shareholders of the Company	(22,416)	(494,493)	(221,313)	682,979	253,791	40,323
Non-controlling interests	(226)	(5,251)	(1,803)	7,053	(700)	(111)
Basic and diluted (loss)/earnings per share	(0.22)	(4.94)	(2.21)	6.61	2.35	0.37
Weighted average number of shares used in computation—basic and diluted(1)	100,000,000	100,000,000	100,000,000	106,250,000	124,450,310	124,450,310

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

Comparison of Years Ended December 31, 2011 and December 31, 2010

Revenue. Our total revenue for the year ended December 31, 2011 was RMB5,515.8 million (US$876.4 million), compared to RMB5,517.8 million for the year ended December 31, 2010. All of our revenue was derived from our business operations in China.

Our revenue derived from sales of wind turbines was RMB5,438.1 million (US$864.0 million) in 2011, compared to RMB5,504.5 million in 2010. We recognized revenue derived from sales of wind turbines for 980 units for the year ended December 13, 2011, compared to 802 units for the year ended December 31, 2010. This compares to total deliveries of 610 units and 1,090 units in 2010 and 2011, respectively. The increase was primarily due to the increase of our order backlog and production capacity expansion. While the average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, based on sales contracts we entered into in 2010 and 2011, decrease by 18.5% from 2010 to 2011, the average revenue amount of our wind turbines decreased from RMB6.9 million per unit for the 802 units for which we recognized revenue in 2010 to RMB5.6 million (US$0.9 million) per unit for the 980 units for which we recognized revenue in 2011, respectively. The decrease was principally due to intensified market competition and a decrease in manufacturing costs.

We did not recognize revenue derived from sales of raw materials in 2010 while we derived revenue of RMB18.6 million (US$3.0 million) from sales of raw materials in 2011.

Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB13.4 million and RMB37.0 million (US$5.9 million) in the years ended December 31, 2010 and 2011, respectively.

We began entering into EPC arrangements in 2011, under certain of which we engaged in the construction of wind farm projects. We generated revenue from the construction work in the amount of RMB22.1 million (US$3.5 million) in 2011.

We recognized revenue in connection with sales of wind turbines to nine end customers in the year ended December 31, 2010, the largest and top five of which, together with their respective affiliates, contributed 34.9% and 90.2% of our total revenue for the year, respectively. We recognized revenue in connection with sales of wind turbines to ten end customers in the year ended December 31, 2011. Our largest and top five customers in 2011, in terms of revenue recognized, together with their respective affiliates, contributed approximately 44.0% and 88.4% of our total revenue for the year, respectively. We intend to diversify our customer base in order to achieve balanced and sustainable sales growth in the future.

Cost of sales. Our cost of sales increased slightly from RMB4,430.5 million for the year ended December 31, 2010 to RMB4,522.7 million (US$718.6 million) for the year ended December 31, 2011. This increase was primarily due to the increase in staff costs and consumables. Our cost of sales as a percentage of total revenue was 80.3% and 82.0% for the years ended December 31, 2010 and 2011, respectively.

Gross profit. As a result of the foregoing, our gross profit for the year ended December 31, 2011 was RMB993.1 million (US$157.8 million), representing a gross margin of 18.0%, as compared to a gross profit of RMB1,087.4 million for the year ended December 31, 2010, representing a gross margin of 19.7%.

Other income. Other income increased by RMB18.0 million from RMB18.2 million for the year ended December 31, 2010 to RMB36.2 million (US$5.8 million) for the year ended December 31, 2011, which represented the recognized government grant awarded to us and the income from the authorization of the license of an unpatented technology to an affiliate.

Selling and distribution expenses. Our selling and distribution expenses increased from RMB149.2 million for the year ended December 31, 2010 to RMB227.8 million (US$36.2 million) for the year ended December 31, 2011. The increase was mainly attributable to an increase in transportation expenses from RMB78.5 million to RMB120.9 million (US$19.2 million) resulting from a higher number of wind turbines delivered in 2011. The increase was also attributable to an increase in staff costs from RMB10.0 million to RMB13.1 million (US$2.1 million), an increase in the share-based expense we recognized for sales and marketing staff from RMB5.2 million to RMB15.5 million (US$2.5 million) and an increase in the bidding charges from RMB29.3 million to RMB32.4 million (US$5.1 million). Selling and distribution expenses as a percentage of our total revenue increased from 2.7% for the year ended December 31, 2010 to 4.1% for the year ended December 31, 2011, primarily due to an increase in transportation costs as some projects in 2011 were located farther from our facilities than earlier projects and the increase in bidding charges as we won more bids in 2011 as compared to 2010.

Administrative expenses. Our administrative expenses increased by 73.7% from RMB150.8 million in the year ended December 31, 2010 to RMB261.9 million (US$41.6 million) for the year ended December 31, 2011. This increase was primarily due to the share-based compensation expense for administrative staff of RMB74.5 million (US$11.8 million) incurred in 2011, compared to RMB22.8 million for 2010. Our administrative expenses as a percentage of our total revenue increased, from 2.7% for the year ended December 31, 2010 to 4.8% for the year ended December 31, 2011, primarily due to an increase in staff costs in 2011 and an increase in share-based compensation from new hires.

Research and development expenses. Our research and development expenses increased by 98.1% from RMB43.1 million in the year ended December 31, 2010 to RMB85.3 million (US$13.6 million) for the year ended December 31, 2011. The increase was primarily due to the research and development expenses we incurred with respect to the development of our new SCD wind turbines, and to a lesser extent, the share-based compensation expense in the amount of RMB21.3 million (US$3.4 million) for our research and development staff in 2011, compared to the share-based compensation expense in the amount of RMB5.5 million in 2010. Research and development expenses as a percentage of our total revenue increased from 0.8% for the year ended December 31, 2010 to 1.6% for the year ended December 31, 2011, primarily due to an increase in staff costs as we recruited more research and development personnel to further enhance our research and development capabilities.

Profit from operations. As a result of the foregoing, our profit from operations was RMB454.3 million (US$72.2 million) for the year ended December 31, 2011, representing an operating profit margin of 8.2%, as compared to RMB762.5 million for the year ended December 31, 2010, representing an operating profit margin of 13.8%.

Net finance expenses. Our finance income increased by 423.6% from RMB13.5 million for the year ended December 31, 2010 to RMB70.6 million (US$11.2 million) for the year ended December 31, 2011. This increase was primarily due to an increase of RMB40.9 million (US$6.5 million) in foreign exchange gain and an increase in interest income of RMB13.5 million (US$2.1 million). Finance expenses increased by 233.2% from RMB48.6 million for the year ended December 31, 2010 to RMB161.9 million (US$25.7 million) for the year ended December 31, 2011, which was primarily due to the arrangement fees in the amount of RMB114.8 million (US$18.2 million) we paid to a commercial bank for our customers to obtain lease financing services for the settlement of our trade receivables.

Share of (loss)/profit of associates. We made non-controlling investments with respect to a 34.9% and 33.0% equity interest in Jinneng Mingyang in February 2009 and Inner Mongolia Mingyang Wind Power Equipment Co., Ltd., or Inner Mongolia Equipment, in September 2010, respectively. Our share of profit relating to Jinneng Mingyang amounted to RMB2.8 million and RMB1.5 million (US$0.2 million) for the years ended December 31, 2010 and 2011, respectively. With respect to Inner Mongolia Equipment, we recorded a share of loss of RMB0.2 million in 2010 and share of profit of RMB0.8 million (US$0.1 million) in 2011, respectively.

Profit before income tax expense. As a result of the foregoing, we recorded profit before income tax expense of RMB730.1 million and RMB365.3 million (US$58.0 million) for the years ended December 31, 2010 and 2011, respectively.

Income tax expense. We incurred income tax expense in the amount of RMB73.0 million (US$11.6 million) for the year ended December 31, 2011, compared to RMB20.9 million for the year ended December 31, 2010. The increase was primarily due to the recognition of unrecognized deferred tax assets in the year of 2010.

Profit for the year. As a result of the foregoing factors, our profit was RMB292.3 million (US$46.4 million) for the year ended December 31, 2011, representing a net profit margin of 5.3%, compared to RMB709.2 million for the year ended December 31, 2010, representing a net profit margin of 12.9%.

Comparison of Years Ended December 31, 2010 and December 31, 2009

Revenue. Our total revenue increased significantly from RMB1,172.7 million for the year ended December 31, 2009 to RMB5,517.8 million for the year ended December 31, 2010. All of our revenue was derived from our business operations in China.

Our revenue derived from sales of wind turbines increased significantly from RMB1,169.2 million in 2009 to RMB5,504.5 million in 2010. We recognized revenue derived from sales of wind turbines for 802 units for the year ended December 31, 2010 compared to 152 units for the year ended December 31, 2009. This compares to total deliveries of 378 units and 610 units in 2009 and 2010, respectively. The increase was primarily due to the increase of our order backlog and production capacity expansion. While the average contract selling price for our wind turbines and technical support and maintenance services, based on sales contracts we entered into in 2009 and 2010, decrease by 16.2% from 2009 to 2010, the average revenue amount of our wind turbines decreased from RMB7.7 million per unit for the 152 units for which we recognized revenue in 2009 to RMB6.9 million per unit for the 802 units for which we recognized revenue in 2010, respectively. The decrease was principally due to the fierce market competition and the decrease of manufacturing cost.

We sold raw materials to third parties in 2009, but we do not expect to engage in such sales as part of our ordinary course of business. We recognized revenue derived from sales of raw materials in the amount of RMB2.5 million for the year ended December 31, 2009, but we did not recognize revenue derived from sales of raw materials in 2010.

Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB1.0 million and RMB13.4 million in the years ended December 31, 2009 and 2010, respectively.

We recognized revenue in connection with sales of wind turbines to five end customers for the year ended December 31, 2009, three of which, together with their respective affiliates, each contributed more than 20% of our total revenue for the year and in the aggregate over 80% of our total revenue for the year. We recognized revenue in connection with sales of wind turbines to nine end customers in the year ended December 31, 2010, two of which, together with their respective affiliates, each contributed more than 30% of our total revenue for the year and in the aggregate over 67% of our total revenue for the year. We intend to diversify our customer base in order to achieve balanced and sustainable sales growth in the future.

Cost of sales. Our cost of sales increased significantly from RMB1,096.7 million for the year ended December 31, 2009 to RMB4,430.5 million for the year ended December 31, 2010. This increase was primarily due to the increase in the number of wind turbines commissioned and recognized revenue. The increase was primary attributable to an increase in direct material cost from RMB991.3 million to RMB4,070.0 million, an increase in warranty cost from RMB38.6 million to RMB 180.8 million, an increase in staff costs from RMB20.2 million to RMB70.8 million, an increase in rental expenses from RMB3.9 million in 2009 to RMB31.2 million in 2010, and an increase in depreciation costs from RMB19.8 million to RMB20.3 million. Our cost of sales as a percentage of total revenue has decreased to 80.3% for the year ended December 31, 2010 from 93.5% for the year ended December 31, 2009. Such decrease was primarily attributable to a decrease in raw materials used as a percentage of our total revenue from 84.5% to 73.8% and a decrease in our staff costs as a percentage of our total revenue from 1.7% to 1.3%, all resulting from economy of scale.

Gross profit. As a result of the foregoing, our gross profit for the year ended December 31, 2010 was RMB1,087.4 million, representing a gross margin of 19.7%, as compared to RMB76.0 million for the year ended December 31, 2009, representing a gross margin of 6.5%.

Other income. Other income increased by RMB17.9 million from RMB0.3 million for the year ended December 31, 2009 to RMB18.2 million for the year ended December 31, 2010, which represented the recognized government grant awarded to us.

Selling and distribution expenses. Our selling and distribution expenses increased significantly from RMB90.9 million for the year ended December 31, 2009 to RMB149.2 million for the year ended December 31, 2010. The increase was mainly attributable to an increase in transportation expenses from RMB56.9 million to RMB78.5 million resulting from a higher number of wind turbines delivered in 2010, an increase in staff costs from RMB2.7 million to RMB10.0 million, a share-based expense we recognized in the amount of RMB5.2 million and an increase in the bidding charges from RMB10.4 million to RMB29.3 million. Selling and distribution expenses as a percentage of our total revenue decreased from 7.7% for the year ended December 31, 2009 to 2.7% for the year ended December 31, 2010, primarily due to the increase in revenue we recognized in 2010. The decrease was also due to the reduction in transportation expenses as a percentage of our total revenue from 4.9% to 1.4% over the same period as a result of the shorter transportation distance per unit as we started the wind turbine manufacturing at our Jilin and Tianjin facilities, which are closer to our customers’ wind farms located in northern China as compared to our Zhongshan facility. We also benefited from the economy of scale and our ability to expand our business with limited marketing and sales activities.

Administrative expenses. Our administrative expenses increased by 123.4% from RMB67.5 million in the year ended December 31, 2009 to RMB150.8 million for the year ended December 31, 2010. This increase was primarily due to offering expenses relating to our initial public offering of RMB33.1 million and share-based compensation of RMB22.8 million for the year. However, our administrative expenses as a percentage of our total revenue still decreased, from 5.8% for the year ended December 31, 2009 to 2.7% for the year ended December 31, 2010, primarily due to a significantly higher number of wind turbines being commissioned and recognized revenue in the year.

Research and development expenses. Our research and development expenses decreased from RMB52.8 million in the year ended December 31, 2009 to RMB43.1 million for the year ended December 31, 2010. The decrease in our research and development expenses was primarily due to a decrease in early stage development expenses relating to the development of 2.5/3.0MW SCD wind turbine prototype. Research and development expenses for the year ended December 31, 2010 mainly consisted of staff cost, material consumed and travelling expenses. Research and development expenses as a percentage of our total revenue decreased from 4.5% for the year ended December 31, 2009 to 0.8% for the year ended December 31, 2010.

Profit/(loss) from operations. As a result of the foregoing, our profit from operations was RMB762.5 million for the year ended December 31, 2010, representing an operating profit margin of 13.8%, as compared to a loss from operation of RMB134.9 million for the year ended December 31, 2009.

Net finance expenses. Our finance income increased by 229.6% from RMB4.1 million for the year ended December 31, 2009 to RMB13.5 million for the year ended December 31, 2010. This increase was due primarily to the interest income on proceeds received from our initial public offering in October 2010. Our finance expense decreased by 9.5% from RMB53.7 million for the year ended December 31, 2009 to RMB48.6 million for the year ended December 31, 2010, which was due to the decrease in charges on discounting of bills, partially offset by the increase of interest expenses on loans and net foreign currency exchange loss of RMB8.1 million in 2010.

Share of (loss)/profit of an associate, net of income tax expense. We made non-controlling investments in Jinneng Mingyang and Inner Mongolia Equipment. As of December 31, 2009, Tianjin Jinneng was still in a development stage and did not commence any commercial operations. Jinneng Mingyang became profitable in 2010 and our share of profit relating to Tianjin Jinneng amounted to RMB2.8 million for the year ended December 31, 2010. We recorded share of loss of RMB0.2 million relating to Inner Mongolia Equipment in 2010.

(Loss)/profit before income tax expense. As a result of the foregoing, we recorded profit before income tax expense of RMB730.1 million for the year ended December 31, 2010, as compared to a loss of RMB184.6 million for the year ended December 31, 2009.

Income tax expense. We incurred income tax expense in the amount of RMB20.9 million for the year ended December 31, 2010, which included the provision of income tax in the amount of RMB97.1 million attributable to the taxable income from Guangdong Mingyang and its subsidiaries, and the deferred tax benefit of RMB76.2 million. In 2009, we did not recognize deferred tax assets with respect to the temporary differences of Guangdong Mingyang and some of its subsidiaries because we did not have objective evidence to support that it was probable that the temporary differences could be utilized in view of their historical operating losses. Based on a reassessment as of December 31, 2010, we recognized a previously unrecognized deferred tax asset of RMB39.3 million, representing an amount that we believe is probable that future profits will allow such deferred tax asset to be recovered. This reassessment was made based on the actual operating results for the year ended December 31, 2010, and the projected taxable income of Guangdong Mingyang and its subsidiaries according to the sales contracts we had secured.

(Loss)/profit for the year. As a result of the foregoing factors, our profit was RMB709.2 million for the year ended December 31, 2010, representing a net profit margin of 12.9%, as compared to a net loss of RMB223.1 million for the year ended December 31, 2009.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) generated from operating activities	428,319	(452,093)	(362,742)	(57,634)
Net cash used in investing activities	(308,710)	(173,821)	(821,561)	(130,533)
Net cash generated from financing activities	561,818	2,400,999	40,547	6,442
Net increase/(decrease) in cash and cash equivalents	680,480	1,763,739	(1,146,476)	(182,157)
Cash and cash equivalents at end of year	722,233	2,485,972	1,339,496	212,824

As of December 31, 2011, we had working capital of RMB2,685.6 million (US$426.7 million). We believe that our current cash and cash flow generated from operations, bank loans borrowed from commercial banks, the proceeds we received from our initial public offering, and our ability to obtain external financing in the future, will generate sufficient cash to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. As of December 31, 2011, we have unutilized bank facilities of RMB3,402.2 million (US$540.6 million).

As of December 31, 2011, we had RMB1,339.5 million (US$212.8 million) in cash, RMB252.8 million (US$40.2 million) in restricted cash, and RMB632.0 million (US$100.4 million) in outstanding short-term borrowings. Our outstanding short-term borrowings from banks as of December 31, 2011 were RMB632.0 million (US$100.4 million), and bore a weighted-average interest rate of 5.57%. Such borrowings were made principally to China Construction Bank, Bank of China and China Everbright Bank. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have negotiated renewal of certain of these borrowings shortly before they mature.

Our customers make payments in installments. We generally require that the customer make a prepayment of approximately 10% of the sale price of the wind turbines within one month after the signing of the sales contract; a second payment of approximately 10% to 20% of the sale price within three months after the signing of the sales contract; upon their receipt of evidence of supply contracts that we have entered into to fulfill the sales contract, payments of approximately 30% to 60% of the sale price of the delivered wind turbines within one month after each scheduled delivery; a payment of approximately 5% to 30% of the sale price of the wind turbines within one month after the wind turbines are installed and have passed the durability test. The final 5% to 10%, if any, of the sale price is retained by our customers and payable within one month after the end of the warranty period, which normally lasts for two to six years after the turbines pass the durability test.

Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations. As of December 31, 2009, 2010 and 2011, our trade receivable balance (after allowance for doubtful debts), including trade receivables from Mingyang Electrical, was RMB1,544.2 million, RMB2,999.3 million and RMB4,655.9 million (US$739.7 million), respectively. As of December 31, 2009, 2010 and 2011, the percentage of our trade receivables (after allowance for doubtful debts) to our total revenue was 131.7%, 54.4% and 84.4%, respectively. The average turnover days of our trade receivables were 110 days, 137 days and 242 days for 2009, 2010 and 2011, respectively.

In January 2012, Guangdong Mingyang, one of our primary operating subsidiaries, issued RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes. The notes issuance was completed on January 13, 2012 and will mature on January 12, 2015, bearing a fixed annual interest rate of 8.5%. The proceeds from the notes are mainly used to enhance our working capital.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2011 was RMB362.7 million (US$57.6 million), consisting primarily of (i) an increase in trade and other receivables of RMB2,534.2 million (US$402.6 million) as we commissioned and recognized revenue for more wind turbines and (ii) an increase in income tax paid of RMB135.4 million (US$21.5 million), partially offset by (i) an increase in trade and other payables of RMB1,064.1 million (US$169.1 million), (ii) a net profit from operations of RMB292.3 million (US$46.4 million), and (iii) an increase in deferred revenue of RMB174.8 million (US$27.8 million) resulting from a higher volume of wind turbines delivered but not yet recognized revenue.

Net cash used in operating activities for the year ended December 31, 2010 was RMB452.1 million, consisting primarily of (i) a decrease in deferred revenue of RMB1,467.6 million, due to revenue recognized on the wind turbines delivered, and (ii) an increase in trade and other receivables of RMB1,494.4 million, partially offset by (i) a decrease in inventories of RMB77.8 million reflecting the rapid growth of our business, (ii) an increase in trade and other payables of RMB1,485.9 million as we purchased more raw materials for the production of wind turbines, and (iii) a net profit from operation of RMB709.2 million.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was RMB821.6 million (US$130.5 million), consisting primarily of cash used in (i) the purchase of equity interests in several jointly controlled entities of RMB246.6 million (US$39.2 million), (ii) the purchase of property, plant and equipment of RMB203.9 million (US$32.4 million), (iii) the payment of lease prepayments of RMB133.8 million (US$21.3 million) with respect to the land use rights we acquired in Zhongshan, Guangdong Province, and (iv) an increase in pledged bank deposits of RMB120.8 million (US$19.2 million) resulting from the increasing deposits required by commercial banks to issue the bills payable required by our suppliers, partially offset by cash generated from (i) the interest of RMB20.6 million (US$3.3 million) received from banks, and (ii) the collection of advances made to related parties of RMB20.5 million (US$3.3 million).

Net cash used in investing activities for the year ended December 31, 2010 was RMB173.8 million, consisting primarily of cash used in (i) the purchase of property, plant and equipment of RMB155.9 million, (ii) the purchase of intangible assets of RMB55.1 million, (iii) the payment for acquisition of the assets and liabilities of Zhongshan Equipment of RMB49.6 million, and (iv) payment for lease prepayments of RMB37.0 million, partially offset by cash generated from (i) the collection of advances made to related parties of RMB 74.7 million, (ii) the proceed from sale of held-to-maturity investment securities of RMB42.0 million and (iii) the decrease in pledged bank deposits of RMB14.0 million due to decreasing requirements by the banks in order to issue the bills payable required by our suppliers.

Net cash used in investing activities for the year ended December 31, 2009 was RMB308.7 million, consisting primarily of cash used in (i) the placement of pledged bank deposits of RMB79.1 million as required by the banks in order to issue the bills payable required by our suppliers, (ii) the purchase of property, plant and equipment of RMB57.2 million, (iii) advances made to related parties of RMB47.0 million, which primarily included an advance of RMB38.3 million to Mingyang Electrical to support its available working capital and an advance of RMB8.7 million in the interest free loans to certain of our management team members to facilitate their business development activities, including business trips for conferences and on-site investigations, (iv) the payment of RMB45.0 million for acquisition of subsidiary, which was completed in 2008, (v) the purchase of held-to-maturity investment securities of RMB42.0 million, and (vi) the investment in an affiliate in the amount of RMB29.0 million.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2011 was RMB40.5 million (US$6.4 million), consisting primarily of proceeds from short-term bank loans of RMB842.9 million (US$133.9 million), partially offset by (i) repayments of short-term bank loans of RMB690.9 million (US$109.8 million) and interests paid for such bank loans in the amount of RMB47.8 million (US$7.6 million), (ii) fees paid to a bank for the arrangement of lease financing services for our customers for the settlement of our trade receivables in the amount of RMB69.6 million (US$11.1 million) and (iii) the cash used in the repurchase of our ADSs of RMB42.1 million (US$6.7 million).

Net cash generated from financing activities for the year ended December 31, 2010 was RMB2,401.0 million, consisting primarily of (i) proceeds from issuance of ordinary shares in our initial public offering of RMB2,345.4 million, (ii) proceeds from short-term bank loans of RMB597.0 million and (iii) proceeds from borrowings from related parties of RMB100.0 million, partially offset by (i) repayment of short-term bank loans of RMB298.7 million, (ii) issuance costs of ordinary shares in our initial public offering of RMB181.9 million and (iii) repayment of borrowings from related parties of RMB 160.0 million.

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

Holding Company Structure

We are a holding company with no operations of our own. We conduct our operations in China primarily through our subsidiaries established in China. As a result, we rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50% of its respective registered capital. As of December 31, 2011, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB597.8 million (US$95.0 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

We had capital expenditures of RMB57.2 million, RMB155.9 million and RMB203.9 million (US$32.4 million) for the years ended December 31, 2009, 2010 and 2011, respectively. In 2011, our capital expenditures were used primarily to acquisitions of land use rights, property titles and equipment. In 2010, our capital expenditures were used primarily to purchase additional machinery and equipment, invest in our full-capacity testing centers and expand and improve our facilities. In 2009, we also spent capital expenditures to build a new facility in Jilin City. We incurred RMB6.5 million, RMB55.1 million and RMB20.4 million (US$3.2 million) to acquire intangible assets in 2009, 2010 and 2011, respectively. The expenditures to acquire intangible assets of RMB6.5 million in 2009 consisted primarily of prepayments we made to aerodyn Asia and Mingyang Electrical in connection with our license of the SCD technologies and rotor blade technologies for 1.5MW wind turbines. The expenditures to acquire intangible assets of RMB55.1 million in 2010 consisted primarily of installments paid to aerodyne Asia for the SCD technologies. The expenditures to acquire intangible assets of RMB20.4 million (US$3.2 million) in 2011 were primarily relating to the license fees for 5.0/6.0MW SCD wind turbines we paid to aerodyn Asia. In addition, we incurred RMB9.7 million, RMB37.0 million and RMB133.8 million (US$21.3 million) to acquire land use rights for the years ended December 31, 2009, 2010 and 2011, respectively.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for our wind turbines. We expanded our total annual production capacity to 2,146 units of 1.5MW wind turbines, 400 units of 2.5/3.0MW SCD wind turbines in 2011 and we expanded our rotor blades capacity to 1,572 sets. We expect to spend approximately RMB1.0 billion (US$158.9 million) in the year ending December 31, 2012 in capital expenditures mainly for the acquisition of land use rights, the construction of manufacturing facilities and infrastructure, and technology transfer and licensing. We plan to fund the balance of our capital expenditure requirements for 2012 with cash on hand, cash from operations, equity offerings and other forms of financing, if necessary.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4.B. Business Overview—Research and Development Capabilities and Technology Partnership” and “Item 4.B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period for the current fiscal year that are reasonably likely to have a material and adverse effect on our revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

In 2009, Guangdong Mingyang entered into the following three guarantee agreements with an aggregate potential payment obligation of RMB346.4 million. In March 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for the factoring business engaged in by Mingyang Electrical. This guarantee will expire on December 31, 2012. In October 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Mingyang Electrical and Mingyang Longyuan. This guarantee was cancelled in 2011 when the underlying borrowings were repaid. Both guarantees described above were entered into in exchange for cross guarantees that Mingyang Electrical gave to Guangdong Mingyang. In November 2009, Guangdong Mingyang entered into a guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinneng, another shareholder, for credit facilities borrowed by Jinneng Mingyang in order to assist this affiliated company in obtaining bank loans at favorable commercial terms for business development. This guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans, and will expire on November 19, 2016. No guarantee fees were received for providing the guarantees to the banks.

In November 2010, Guangdong Mingyang entered into a guarantee agreement with Jilin branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Jilin Mingyang with a potential liability of RMB200.0 million. The guarantee agreement has a term of one year and will expire on November 7, 2011. No guarantee fees were received for providing the guarantee.

In August 2011, Guangdong Mingyang entered into a maximum guarantee agreement with Rudong branch of Industrial and Commercial Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Jiangsu Mingyang with a maximum potential liability of RMB30.0 million (US$4.8 million). The guarantee agreement has a term of two years commencing from August 29, 2013, the due date of the underlying credit facilities.

In August 2011, Jilin Mingyang entered into a maximum guarantee agreement with Zhongshan branch of China Construction Bank under which Jilin Mingyang provided guarantees for credit facilities drawn by Guangdong Mingyang with a maximum potential payment obligation of RMB1.3 billion (US$206.5 million). The term of this guarantee agreement is from the date of the facility drawdown by Guangdong Mingyang to two years after the time limit for performance of the borrowings by Guangdong Mingyang under its original facility agreement expires. In October 2011, Guangdong Mingyang entered into another maximum guarantee agreement with Jilin branch of Industrial and Commercial Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Jilin Mingyang with a maximum potential payment obligation of RMB150.0 million (US$23.8 million). The guarantee agreement has a term of two years commencing from October 8, 2014, the due date of the underlying credit facilities. No guarantee fees were received for providing the guarantees to the banks.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2011:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	9,496	—	—	—	9,496
Capital commitments	74,862	—	—	—	74,862
Purchase commitments(1)	3,526,645	—	—	—	3,526,645
Short-term bank loans	632,000	—	—	—	632,000

Total	4,243,003	—	—	—	4,243,003

(1)	Includes the total amount of licensing fee of €8.5 million (RMB69.4 million) relating to the 5.0/6.0MW SCD wind turbine technologies to be paid to aerodyne Asia as of December 31, 2011.

We assumed additional contractual obligation by the issuance of RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes by Guangdong Mingyang in January 2012. The notes issuance will mature on January 12, 2015, bearing a fixed annual interest rate of 8.5%. The proceeds from the notes are mainly used to enhance our working capital.

G.	Safe Harbor

See “Special Note Regarding Forward-looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Chuanwei Zhang(1)	50	Chairman of the Board of Directors and Chief Executive Officer
Xian Wang	41	Director and Senior Vice President in charge of strategic investment
Song Wang(3)	48	Director and Senior Vice President in charge of overseas markets and technology application
Biting Chen	66	Independent Director
Ted Lee(1)(2)(3)	62	Independent Director
Dabing Zhou(1)(2)(3)	67	Independent Director
Stephen Markscheid(2)	58	Independent Director
Jinfa Wang	48	Senior Vice President in charge of general administration, human resources and government resources
Renjing Cao	43	Chief Technology Officer
Xianzhong Zhang	50	Vice President in charge of SCD industrialization
Jiawan Cheng	49	Vice President in charge of new business model development
Yunshan Jin	48	Vice President in charge of domestic sales and marketing
Manfred Loong	57	Chief Financial Officer
Yiguo Hao	42	Chief Operating Officer

(1)	Corporate governance and nominating committee members
(2)	Audit committee members
(3)	Compensation committee members.

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

Mr. Song Wang joined us in 2006 and has served as our director since August 2010. He has served as senior vice president in charge of overseas markets since October 2010 and our senior vice president in charge of technology application since February 2012. He had been in charge of technology development, marketing and sales services from 2006 to October 2010. He has served as our director since August 2010. Prior to joining us, Mr. Wang served as a general manager of a subsidiary of China Huaneng Group, a large Chinese state-owned electric power producer, that engages in the manufacturing of electric and automation systems from 1999 to 2006. From 1987 to 1998, Mr. Wang served as a manager at National Academy of Metallurgical and Automation, an institution focused on the automation and electric control technologies, where he was a research and development engineer and also took charge of research and development projects and marketing activities. Mr. Wang received his bachelor’s degree in engineering from Hunan University in 1984 and his master’s degree in engineering from National Academy of Metallurgical and Automation in 1987. Mr. Wang is one of the ten experts recognized by the national Ministry of Science and Technology on the Large Capacity Wind Turbine Development Team, which is part of China’s Eleventh Five-Year Plan efforts.

Mr. Biting Chen has served as our independent director since June 2011. He was previously the chairman and party secretary of Shenhua Group from 2003 to 2008, the chairman and executive director of China Shenhua Energy Company Limited from 2004 to 2008. Mr. Chen was the vice governor of Jiangsu province from 1995 to 2000, deputy secretary-general and party secretary of the provincial government of Jiangsu and provincial economic commission of Jiangsu province from 1991 to 1995, and deputy mayor and deputy secretary of the standing committee of Yancheng, Jiangsu from 1984 to 1989. Mr. Chen was the deputy party secretary of the youth league committee of Anhui province from 1979 to 1981, and a member of the standing committee and party secretary of the youth league committee of the University of Science and Technology of China from 1976 to 1978. Mr. Chen graduated from the University of Science and Technology of China in 1970 in modern mechanics. Mr. Chen is also a member of the Chinese People’s Political Consultative Conference.

Mr. Ted Lee has served as our independent director and chairman of our audit committee since October 2010. Mr. Lee is managing director of T Plus Capital Ltd., a firm he founded that provides strategic, financial and business development advisory services to accounting, financial valuation services and human resources firms in China. Mr. Lee also serves as an independent director and audit committee chairman of Tudou Holdings Limited, a NASDAQ listed company, which he joined in August 2011; as an independent director and audit committee chairman of Daphne International Holdings Limited, a retailer of ladies’ shoes in China listed on the Hong Kong Stock Exchange, since September 2011; and as a senior advisor to Duff & Phelps, a global financial valuation firm, since 2008. From September 2007 to April 2009, Mr. Lee was an executive director at Prax Capital, a private equity firm specializing in China-focused investments, and was previously an independent director and audit committee chairman of Chemspec International Limited, a NYSE listed company, and Boshiwa International Holding Limited, a Hong Kong Stock Exchange listed company. Mr. Lee was a senior partner at Deloitte where he worked for 31 years in the United States and Asia, including heading the opening of Deloitte’s first China office in Shanghai in 1992, serving as office managing partner of their China firm’s Hong Kong, Guangzhou and Beijing offices and practicing in the firm’s Los Angeles and Taipei offices. Mr. Lee is a California certified public accountant (inactive) and received his MBA degree from University of Southern California in 1979 and his Bachelor’s degree in accounting from California State University, Fresno in 1973.

Mr. Dabing Zhou has served as our independent director since August 2010. Mr. Zhou was the deputy chairman of board of directors of China Gezhouba (Group) Corporation from 1994 to 1996 and the general manager of Sinahydro Corporation, formerly known as China National Water and Hydropower Engineering Corporation, in 1996. From 1997 to 1999, Mr. Zhou was the general manager of China Anneng Construction Corporation, the deputy general manager of National Power Corporation of China, the predecessor of China Guodian Corporation, from 1999 to 2002, and the deputy manager of China Guodian Corporation from 2002 to 2008. Mr. Zhou received his bachelor’s diploma in ocean engineering and hydrology from Hohai University, formerly known as East China Institute of Water Resources in 1968. Mr. Zhou is also currently the president of China Society for Hydropower Engineering and the vice president of National Committee on Large Dams of China.

Mr. Stephen Markscheid has served as our independent director since June 2011. Mr. Markscheid has been the chief executive officer of Synergenz BioScience Inc. since 2007. He has also been a member of the investment committee of Emerald Hill Capital Partners since 2006, CNinsure, Inc. since 2007, Jinko Solar, Inc. since 2009, China Energy Corporation since 2010, China Integrated Energy Corporation and China East Education Corporation since 2011. Mr. Markscheid was previously a representative of the US-China Business Council from 1978 to 1983, a vice president of Chase Manhattan Bank from 1984 to 1988, a vice president of First Chicago Bank from 1988 to 1993, a case leader of Boston Consulting Group from 1994 to 1997, a director of business development of GE Capital (Asia Pacific) from 1998 to 2001, a senior vice president of GE Healthcare Financial Services from 2003 to 2006, and the chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University in 1976, a master’s degree in international affairs and economics from Johns Hopkins University in 1980 and an MBA degree from Columbia University in 1991.

Mr. Jinfa Wang joined us in 2008 and has served as our senior vice president in charge of general administration, human resource and government resources since February 2012 and was in charge of SCD industrialization and government resources from January 2011 to February 2012. He was our senior vice president in charge of general administration and human resources from 2008 to January 2011. Prior to joining us, Mr. Wang served as a deputy general manager of Mingyang Electrical from 2000 to 2008. From 1998 to 1999, Mr. Wang served as a deputy general manager in charge of technology development, quality control and manufacturing at Henan Xinkai Electrical Appliance Co., Ltd., a company that manufactures mid to low voltage electricity transmission system. From 1986 to 1997, Mr. Wang served as a factory manager in charge of general operation at the vacuum switch branch of General Factory of High Voltage Switches. Mr. Wang received his bachelor’s degree in engineering from Luoyang Institute of Technology in 1986. Mr. Wang was recognized as a senior engineer by the Personnel Department of Henan Province in 1997.

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

Mr. Xianzhong Zhang joined us in 2008 and has served as our vice president in charge of SCD industrialization since February 2012 and was in charge of market resources development from October 2010 to January 2012. He was our vice president in charge of quality control and product technology from 2008 to October 2010. Prior to joining us, Mr. Zhang served, from 1982 to 2008, as a vice chairman of the board of directors and a deputy general manager in charge of research and development and quality control of Hubei Jiangshan Industry Company, a company that develops, designs and manufactures heavy industrial machinery and the general manager of Hubei Jiangshan Vehicle Gear Boxes Co., Ltd. concurrently. Mr. Zhang received his bachelor’s degree in engineering from Nanjing University of Science and Technology in 1982 and his MBA diploma from Peking University in 2005.

Mr. Jiawan Cheng joined us in 2008 and is our vice president in charge of new business model development since February 2012. He served as the vice president of Mingyang Blade from June 2008 to September 2008 and was concurrently our vice president in charge of procurement and production from September 2008 to December 2009. Prior to joining us, Mr. Cheng served as the general manager in charge of wind turbine commissioning and installation and technology development at Nantong Kailian Wind Power Company, a wind turbine manufacturer, from 2004 to 2008. From 1998 to 2004, Mr. Cheng served as a deputy general manager in charge of equipment procurement at Huaxin Cement Retail Company. From 1993 to 1998, Mr. Cheng served as a manager in charge of equipment procurement and commissioning at Huaxin Cement Company Limited. Mr. Cheng received his bachelor’s degree in engineering from Wuhan University of Technology in 1984. Mr. Cheng is one of the ten experts recognized by the national Ministry of Science and Technology on the Large Capacity Wind Turbine Development Team, which is part of China’s Eleventh Five-Year Plan efforts.

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

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation, including basic salary and bonus and other benefits, to our executive directors and key management personnel as a group was RMB58.5 million (US$9.3 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers over the same period.

On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Consequently, we incurred share-based compensation expenses in connection with these grants in the amount of RMB34.4 million and RMB112.5 million (US$17.9 million) for the years ended December 31, 2010 and 2011, respectively. We have no service contracts with any of our directors providing for benefits upon termination of employment.

2010 Equity Incentive Plan

Our 2010 equity incentive plan was adopted by our shareholders on August 31, 2010. Our equity incentive plan provides for the grant of options, share appreciation rights or other stock-based awards, referred to as “Awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of Awards. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company.

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

Authorized and Granted Awards

Our board of directors and shareholders authorized the issuance of up to 5,000,000 ordinary shares upon exercise of awards granted under our 2010 equity incentive plan. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price of US$8.40, or 60% of the price to public of US$14.00, per ADS, each representing one ordinary share, and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than five years from their grant date. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,430,000.

The following table summarized the outstanding options we granted to our directors and executive officers under our 2010 equity incentive plan as of the date of this annual report:

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

Yiguo Hao	*	$8.40	September 30, 2010	September 29, 2015

Manfred Loong	*	$8.40	September 30, 2010	September 29, 2015

Renjing Cao	*	$8.40	September 30, 2010	September 29, 2015

Jinfa Wang	*	$8.40	September 30, 2010	September 29, 2015

Jiawan Cheng	*	$8.40	September 30, 2010	September 29, 2015

Yunshan Jin	*	$8.40	September 30, 2010	September 29, 2015

Xianzhong Zhang	*	$8.40	September 30, 2010	September 29, 2015

Other employees as a group(1)	2,750,000	$8.40	September 30, 2010	September 29, 2015

Total	4,430,000	$8.40	September 30, 2010	September 29, 2015

(*)	Upon the vesting of all options granted would beneficially own less than 1.0% of our total outstanding ordinary shares.
(1)	None of these employees is our director or executive officer.

Employee Pension and Other Retirement Benefits

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on certain percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB11.2 million, RMB21.1 million and RMB23.1 million (US$3.7 million) for 2009, 2010 and 2011, respectively, which were recorded in our cost of sales, operating expenses and inventory. We failed to make these contributions in full and underpaid RMB7.6 million, RMB8.1 million and RMB0.2 million (US$32,000) in 2009, 2010 and 2011, respectively. The aggregate amount due reached approximately RMB12.8 million, RMB20.9 million and RMB21.1 million (US$3.4 million) as of December 31, 2009, 2010 and 2011, respectively, which amounts were recorded as accrued expenses and other payables. Currently we do not have plans to settle such underpayments. Under PRC laws and regulations, any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may claim compensation from us. Such fines or other penalties may be imposed upon us for a period of up to two years from the time of violation.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of these committees.

Audit Committee

Our audit committee currently consists of Messrs Ted Lee, Dabing Zhou and Stephen Markscheid. Mr. Ted Lee is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Messrs Ted Lee, Dabing Zhou and Stephen Markscheid of the audit committee satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that the simultaneous service by Mr. Ted Lee on the audit committees of Daphne International Holdings Limited and Tudou Holdings Limited would not impair his ability to effectively serve on our audit committee.

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee currently consists of Messrs Ted Lee, Dabing Zhou and Song Wang. Our board of directors has determined that each of Messrs Ted Lee and Dabing Zhou of the compensation committee satisfies the requirement for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Messrs Ted Lee, Dabing Zhou and Chuanwei Zhang. Our board of directors has determined that Messrs Ted Lee and Dabing Zhou of the corporate governance and nominating committee are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In addition, our board of directors has adopted a set of corporate governance guidelines, which reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law or our amended and restated memorandum and articles of association.

Qualification

There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

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

We had 1,628, 2,466 and 2,592 employees as of December 31, 2009, 2010 and 2011, respectively. We do not have any part-time employees. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of December 31, 2011:

Department	Number of Employees	Percentage of total
Manufacturing and assembly	1,202	46.4%
Research and development	144	5.6%
Technology support	191	7.4%
Engineering and service	313	12.1%
Management and administration	267	10.3%
Operations and quality control	201	7.7%
Logistic and support staff	126	4.8%
Marketing and sales	71	2.7%
Procurement	77	3.0%

Total	2,592	100.0%

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

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “—B. Compensation—2010 Equity Incentive Plan.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report, the latest practicable date, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. For each person and group named in the table below, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares issued and outstanding and the number of ordinary shares such person or group has the right to acquire upon the exercise of any options within 60 days after the date of this annual report. The number of ordinary shares issued and outstanding as of the date of this annual report was 121,846,103, which equals 125,000,000 total outstanding ordinary shares less 3,153,897 ordinary shares in the form of ADSs repurchased by us and held on our account as of such date.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Chuanwei Zhang(1)	29,145,455	23.9
Xian Wang(2)	1,626,800	1.3
Song Wang(3)	564,400	0.5
Jinfa Wang	*	*
Manfred Loong	*	*
Yiguo Hao	*	*
Renjing Cao	*	*
Yunshan Jin	*	*
Jiawan Cheng	*	*
Xianzhong Zhang	*	*
All directors and executive officers as a group	31,756,655	26.0

Principal Shareholders:
Rich Wind Energy Three Corp.(4)	19,755,000	16.2
Clarity Investors(5)	16,467,500	13.5
China Opportunity S.A. SICAR(6)	11,049,364	9.1
ICBC International Investment Management Limited(7)	10,985,400	9.0
First Windy Investment Corp.(8)	9,390,455	7.7

*	Beneficially owns less than 1.0% of our outstanding ordinary shares.

(1)

Includes (i) 19,755,000 ordinary shares held by Rich Wind Energy Three Corp. and 8,976,300 ordinary shares held by First Windy Investment Corp. and (ii) 414,155 ordinary shares in the form of ADSs held by First Windy Investment Corp. Each of Rich Wind Energy Three Corp. and First Windy Investment Corp. is a British Virgin Islands Company. Rich Wind Energy Three Corp. is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three Corp. on all matters of Mingyang requiring shareholder approval. First Windy Investment Corp. is wholly owned by Mr. Zhang and Mr. Zhang is the sole director of First Windy Investment Corp. on all matters of Mingyang requiring shareholder approval. Mr. Zhang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

(2)

Represents the 1,626,800 ordinary shares in the form of ADSs held by Second Windy Investment Corp., a British Virgin Islands Company wholly owned by Mr. Xian Wang. Mr. Xian Wang is the sole director of Second Windy Investment Corp. on all matters of Mingyang requiring shareholder approval. Mr. Xian Wang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

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

(5)

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

(6)

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

(7)

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

(8)

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

As of the date of this annual report, other than the 43.6% of our ordinary shares underlying our ADSs which were held by Citibank, N.A.—Hong Kong, as the custodian on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held by registered holders of record in the United States. Citibank, N.A. held 51,457,184 ordinary shares, or approximately 42.3% of our total issued and outstanding ordinary shares, under our ADS program and 1,626,800 restricted ordinary shares, or approximately 1.3% of our total issued and outstanding ordinary shares, under our restricted ADS program. Since these ADSs may be held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

For the year ended December 31, 2009, we generated revenue from sales of wind turbines through Mingyang Electrical in the amount of RMB395.7 million. We did not generate such revenue in the years ended December 31, 2010 and 2011. Revenue from the provision of technical and maintenance support services in the amount of RMB1.0 million, RMB3.5 million and nil for the years ended December 31, 2009, 2010 and 2011, respectively. Trade receivables from Mingyang Electrical in connection with the wind turbine sales contracts reached RMB204.2 million, RMB135.2 million and RMB0.7 million (US$0.1 million) as of December 31, 2009, 2010 and 2011, respectively. Starting from 2008, we entered into wind turbine sales contracts with customers directly and we do not expect to enter into similar transactions with Mingyang Electrical in the future.

In exchange for the outstanding trade receivables due to us, in 2011, Mingyang Electrical entered into two agreements with us under which Mingyang Electrical transferred its right to collect an aggregate of RMB107.2 million (US$17.0 million) outstanding amount payable by two customers to us. The payables represented the revenue from sales of wind turbines and provision of maintenance services, including relevant interests and late default payment. The total outstanding receivables due from Mingyang Electrical amounted to RMB0.7 million (US$0.1 million) as of December 31, 2011.

Purchase of Raw Materials and Components

At the early stage of our operation, Mingyang Electrical also entered into raw material and component purchase contracts on our behalf before we completed relevant procedures with foreign exchange authorities for importing such raw materials and components. We in turn purchased raw materials and components from Mingyang Electrical in the amount of RMB8.1 million and RMB2.2 million in the years ended December 31, 2009 and 2010, respectively. Mingyang Electrical did not retain agent fees in connection with these purchases. We entered into supply contracts with Mingyang Electrical to purchase raw materials directly in the amount of RMB11.3 million (US$1.8 million) in the year ended December 31, 2011. Total trade and other payables to Mingyang Electrical in connection with these raw material and component purchases were RMB2.7 million, RMB0.5 million and RMB11.2 million (US$1.8 million) as of December 31, 2009, 2010 and 2011, respectively.

Leases and Property Management

We leased plant and buildings from Mingyang Electrical under lease agreements and engaged Mingyang Electrical for the management of certain of our properties. Our lease expense and property management fees amounted to RMB4.9 million, RMB8.4 million and RMB2.9 million (US$0.5 million) during the years ended December 31, 2009, 2010 and 2011, respectively, of which RMB2.0 million, RMB0.7 million and nil remained unpaid as of December 31, 2009, 2010 and 2011, respectively. We have renewed the lease agreement for a term ended on March 1, 2011 to lease properties from Mingyang Electrical and engaged it for the property management on terms and conditions we believe are comparable to those with third parties.

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

We obtained an exclusive license to use Mingyang Electrical’s trademark under an exclusive license agreement dated January 18, 2010. Under the trademark license agreement, we licensed from Mingyang Electrical the right to use its brand name and logo from January 18, 2010 to November 27, 2019 for an annual fee of RMB5,000. In addition, in May 2011, Mingyang Electrical had obtained from the National Trademark Office a new trademark of the brand name and logo of Mingyang Wind Power which is similar to the logo we currently license from Mingyang Electrical. We entered into a trademark license agreement with Mingyang Electrical in April 2010 for the exclusive use of this new trademark for a term of ten years, from the date of official grant of this new trademark. We agreed to pay Mingyang Electrical an annual fee of RMB5,000 under the license agreement.

Cash Advances and Guarantees

We obtained short-term borrowings from Mingyang Electrical before 2009. These loans were unsecured and bore interest rates ranging from 5.31% to 7.47% per annum. In 2008, we borrowed additional RMB111.7 million under a loan agreement, but repaid RMB58.2 million, increasing the aggregate outstanding principal amount under the short-term borrowings to RMB53.5 million as of December 31, 2008. We repaid the outstanding principal amount of RMB53.5 million in full under these short-term borrowings in 2009 and all related interest expense of RMB2.8 million in 2010. By using the receivables to be collected from a customer under one of the wind turbine sales contracts entered into by Mingyang Electrical on our behalf, Mingyang Electrical entered into a financial factoring agreement with a domestic commercial bank on our behalf in January 2009. By using the cash receivables from the bank, in January 2009, Mingyang Electrical subsequently entered into a loan agreement with us in the principal amount of RMB178.0 million. The loan provided by Mingyang Electrical was unsecured and bore an effective interest rate of 5.95% per annum with a term of 14 months. We repaid the principal amount of RMB178.0 million in full and the related interest of RMB10.6 million in August 2009. There are no outstanding borrowings from Mingyang Electrical as of the date of this annual report.

In May 2008, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang became the guarantor for Mingyang Electrical and Mingyang Longyuan, a wholly owned subsidiary of Mingyang Electrical, for their credit facilities in the amount of RMB180.0 million as well as other expenses the lender may incur for collection of any amount overdue in exchange for a cross guarantee Mingyang Electrical gave Guangdong Mingyang. The bank loans were repaid in full by Mingyang Electrical and Mingyang Longyuan and the guarantee expired on December 31, 2009. In March 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for the factoring business engaged in by Mingyang Electrical for a potential maximum obligation of RMB100.0 million. The guarantee will expire on December 31, 2012. In October 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Mingyang Electrical and Mingyang Longyuan in the aggregate amount of RMB180.0 million. The guarantee was cancelled in 2011 as the underlying borrowings were repaid.

In the years ended December 31, 2009 and 2010, Mingyang Electrical provided guarantees for several credit facilities we obtained from commercial banks. As of December 31, 2010, we had unsecured bank loans in the amount of RMB280.0 million that remained unpaid, among which RMB80.0 million was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang, and RMB100.0 million was guaranteed by Mingyang Electrical. We had also secured bank loans amounted to RMB110.0 million which was pledged by trade receivables jointly guaranteed by Mingyang Electrical and Mr. Chuanwei Zhang. As of December 31, 2011, these guarantees provided by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang had all been cancelled as the underlying borrowings were repaid. As of December 31, 2011, we did not have any bank loan that was guaranteed by Mingyang Electrical, Mingyang Longyuan or Mr. Chuanwei Zhang.

Acquisitions

In January 2010, through Guangdong Mingyang, we acquired all of the equity interest in Zhongshan Mingyang Wind Power Equipment Co., Ltd. from Mingyang Electrical for a cash consideration of RMB50.0 million which was paid in full by the end of 2010.

In January 2010, we entered into two land use right transfer agreements with Mingyang Electrical in connection with the acquisition of two parcels of land in Zhongshan, with an aggregate area of 26,805 square meters and 42,678 square meters, respectively. These parcels of land have been used for the expansion of our SCD wind turbine manufacturing facility. The total consideration for the transfers was RMB12.9 million and RMB20.5 million, respectively, which was fully paid by the end of 2010. We have also acquired the manufacturing plant for a consideration of RMB55.4 million and purchased certain machinery of RMB1.1 million from Mingyang Electrical in 2010, which was fully settled by the end of 2011.

In September 2011, Guangdong Mingyang acquired all of the equity interest in Zhongshan Ruiyang Investment Management Co., Ltd., or Zhongshan Ruiyang, from Mingyang Electrical for a cash consideration of RMB57.9 million (US$9.2 million). As of the date of the acquisition, Zhongshan Ruiyang had not commenced commercial operations.

Transactions with Jinneng Mingyang

Jinneng Mingyang is 34.9% owned by us with the remaining 65.1% owned by Tianjin Jinneng. Guangdong Mingyang is currently in the process of acquiring the remaining equity interest in Jinneng Mingyang from its majority shareholder, Tianjin Jinneng. Upon the completion of the transaction, Jinneng Mingyang will become a wholly owned subsidiary of us.

In 2010, we entered into two operating lease with Jinneng Mingyang for the lease of plant and buildings for our manufacturing facilities in Tianjin. The rent expenses under these lease agreements was RMB24.4 million and RMB25.8 million (US$4.1 million) for the years ended December 31, 2010 and 2011, which was paid in full by the end of 2011. Under these lease agreements, we made a deposit of RMB0.9 million and RMB2.1 million (US$0.3 million) to Jinneng Mingyang as of December 31, 2010 and 2011, respectively. We acquired the land use rights with respect to the facilities in Tianjin through our acquisition of Jinneng Mingyang.

Guarantee Provided to Jinneng Mingyang

In November 2009, Guangdong Mingyang entered into a guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which, Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinneng, the other shareholder, in proportion to their respective equity ownership in Jinneng Mingyang, for credit facilities in a total amount of RMB190.0 million borrowed by Jinneng Mingyang in order to assist Jinneng Mingyang in obtaining bank loans. The guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans and will expire on November 19, 2016.

Transactions with Inner Mongolia Equipment

Inner Mongolia Equipment is 33.0% owned by us with the remaining 67.0% owned by a third natural person. During 2010, we received RMB5.0 million from Inner Mongolia Equipment for license of the unpatented wind turbine technologies for the manufacturing of wind turbines. In March 2011, under a loan agreement, we provided a short-term loan of RMB5.0 million (US$0.8 million) to Inner Mongolia Equipment with an interest rate as stipulated by the People’s Bank of China, which was fully repaid in May 2011.

In June 2011, we, through Guangdong Mingyang, entered into an agreement with Inner Mongolia Equipment and two of its customers, under which we assumed all rights and obligations of Inner Mongolia Equipment under the original sales contract it entered into with the customers. As of December 31, 2011, we purchased wind turbines of RMB214.0 million (US$34.0 million) from Inner Mongolia Equipment and delivered the wind turbines to the customer and provided maintenance services as agreed.

Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities

Mr. Chuanwei Zhang is our founder, chairman and chief executive officer. As of the date of this annual report, Mr. Zhang beneficially owned approximately 23.9% of our issued and outstanding ordinary shares through our 16.2% shareholder, Rich Wind Energy Three Corp., an entity wholly-owned by Ms. Ling Wu, Mr. Zhang’s spouse, and our 7.7% shareholder, First Windy Investment Corp., an entity wholly-owned by Mr. Zhang.

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

In addition, we made cash advances to Mr. Zhang under oral agreements for business activities for our company from time to time, which were repaid on a rolling basis. The balance of cash advanced to Mr. Zhang, excluding the purchase amount of RMB20.0 million for the equity interest in Tianjin New Energy, was RMB4.2 million as of December 31, 2009. In 2010, we made additional cash advances in an aggregate amount of RMB3.1 million to Mr. Zhang. Mr. Zhang repaid the outstanding amounts under all cash advances in full by the end of 2010. We did not make any cash advance to Mr. Chuanwei Zhang in 2011.

For the years ended December 31, 2009 and 2010, Mr. Zhang provided guarantees for several credit facilities we borrowed from commercial banks. As of December 31, 2010, we had unsecured bank loans in the amount of RMB280.0 million that remained unpaid, among which RMB80.0 million was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang and RMB100.0 million was guaranteed by Mingyang Electrical. We did not borrow bank loans guaranteed by Mr. Chuanwei Zhang in 2011.

Transactions with REnergy

REnergy is an entity which is significantly influenced by a close family member of Mr. Chuanwei Zhang. REnergy engages in the manufacture, sales and research and development of electrical system equipment.

We purchased electric control system, pitch control system and frequency converters from REnergy of approximately RMB171.5 million in the year ended December 31, 2009, The aggregate unpaid amount for these purchases amounted to RMB16.0 million as of December 31, 2009. We purchased components from REnergy in the amount of RMB506.1 million and RMB601.9 million (US$95.6 million) in the years ended December 31, 2010 and 2011.

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

In 2009, Guangdong Mingyang provided several guarantees for Mingyang Longyuan for its credit facilities. See “—Transactions with Mingyang Electrical—Cash Advances and Guarantees.”

As of December 31, 2010, we had unsecured bank loans of RMB280.0 million, of which RMB80.0 million was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang and RMB100.0 million was guaranteed by Mingyang Electrical. In the year ended December 31, 2011, we did not provide any guarantee to Mingyang Longyuan.

During the year ended December 31, 2010, we provided interest-free advances of RMB0.4 million to Mingyang Longyuan, all of which was repaid by the end of 2010. During the years ended December 31, 2010 and 2011, we purchased raw materials of RMB5.2 million and RMB114.4 million (US$18.2 million) from Mingyang Longyuan, respectively. During the year ended December 31, 2011, we sold raw materials to Mingyang Longyuan in the amount of RMB3.1 million (US$0.5 million), which was outstanding as of December 31, 2011.

Transactions with Mingyang Energy Investment

Zhongshan Mingyang Energy Investment Co., Ltd., or Mingyang Energy Investment, is 99.0% owned by Mr. Zhang and engages in the provision of investment and consulting services for the energy equipment industry.

Zhongshan Blade was incorporated on October 10, 2007 by Mingyang Energy Investment and Shanghai Xinlian Investment Co., Ltd., or Shanghai Xinlian Investment, each then owning 60.0% and 40.0% equity interests of Zhongshan Blade, respectively. On October 20, 2008, we, through our subsidiary Guangdong Mingyang, entered into two share transfer agreements with Mingyang Energy Investment and Shanghai Xinlian Investment, respectively, to acquire a 40.0% equity interest in Zhongshan Blade from Shanghai Xinlian Investment for a cash consideration of RMB20.0 million and a 60.0% equity interest in Zhongshan Blade from Mingyang Energy Investment for a cash consideration of RMB30.0 million. In December 2008, Guangdong Mingyang transferred its 100.0% equity interest in Zhongshan Blade to its wholly-owned subsidiary, Tianjin Mingyang Wind Power Blades Technology Co., Ltd., or Tianjin Blade, for a consideration of RMB50.0 million.

We leased properties from Mingyang Energy Investment. We also engaged Mingyang Energy Investment to manage certain of our properties. The lease agreements and property management agreements typically had a one-year term and were renewed annually. The rent expense and property management fees were RMB3.0 million, RMB3.0 million and RMB0.4 million (US$0.1 million) for the years ended December 31, 2009, 2010 and 2011, respectively, of which RMB3.0 million, RMB0.7 million and nil remained unpaid as of December 31, 2009, 2010 and 2011, respectively. We believe the terms and conditions under these transactions are comparable to those with third parties.

Since 2009, we started to engage Mingyang Energy Investment to provide services in our sales promotion by, among other things, assisting us in entering into sales contracts and assisting our customers in obtaining lease financing from commercial banks. In order to obtain continuous services from Mingyang Energy Investment, we entered into a framework agreement with it for a three-year term from December 1, 2009 to November 2012, under which Mingyang Energy Investment agreed to provide such assistance for our customers and commission fees payable to Mingyang Energy Investment will be calculated on a project-by-project basis. Under these arrangements, we are generally able to collect approximately 90% of advance payments from our customers who have entered into lease financing agreements. Upon receipt of payments from our customers, we will pay Mingyang Energy Investment a commission equal to an amount ranging from 1.4% to 3.0% of the advance payments that our customers make to us. For the years ended December 31, 2009 and 2010, the commission expense under these arrangements amounted to RMB15.3 million and RMB6.0 million, respectively, all of was settled by the end of 2010. We did not engage Ming Yang Energy Investment to provide such services in 2011.

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

In 2010, we made cash advances of RMB46,610 to Tianjin New Energy under oral agreements all of which was fully settled by the end of 2011.

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

In April 2009, we borrowed RMB160.0 million from Mingyang Electrical Appliances under a short-term loan agreement for our working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% with respect to a related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, we early repaid a principal amount of RMB100.0 million under this loan. In January 2010, we borrowed an additional RMB100.0 million from Mingyang Electrical Appliances under a loan agreement. This loan mirrored the terms of the previous loan we entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. The interest expense under the loan agreement amounted to RMB17.4 million and RMB3.6 million for the years ended December 31, 2009 and 2010, respectively. The amount due to Mingyang Electrical Appliances as of December 31, 2009 represented the outstanding principal amount of the short-term borrowing of RMB60.0 million and the related interest expense of RMB17.4 million. We repaid the outstanding amount and the accrued interest under both loans to Mingyang Electrical Appliances in full in 2010. Mingyang Electrical Appliances did not extend any new loan to us in 2011.

In addition, Mingyang Electrical Appliances also made interest free cash advances to us under oral agreements for our working capital purposes from time to time, which was repaid on a rolling basis. As of December 31, 2011, there was no outstanding cash advance to be repaid to Mingyang Electrical Appliances.

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

Transactions with Zhuhai Secopower

Zhuhai Secopower Special Type Transformer Co., Ltd., or Zhuhai Secopower, is a 51% subsidiary of Mingyang Electrical. We purchased raw material from Zhuhai Secopower in the amount of RMB11.4 million (US$1.8 million). As of December 31, 2011, approximately RMB3.8 million (US$0.6 million) was outstanding.

Transactions with Other Management

Historically, we made cash advances from time to time, usually under oral agreements, to our key management for business activities for our company, which were repaid on a rolling basis. After we became a public company, we do not provide cash advances to our key management.

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

The balance of cash advances made to Mr. Xian Wang for business purposes, excluding the payment obligation of RMB2.0 million for the share transfer of Tianjin New Energy, was RMB0.4 million and RMB0.4 million as of December 31, 2008 and 2009, respectively. We made cash advances to Mr. Xian Wang under oral agreements in the aggregate amount of RMB202,000 in 2010. Mr. Xian Wang repaid the total outstanding amount by the end of 2010. We did not make any cash advance to Mr. Xian Wang in 2011.

Mr. Song Wang

Mr. Song Wang is our director and senior vice president. The balance of cash advances made to Mr. Song Wang under oral agreements for business purposes was RMB0.9 million as of December 31, 2009. In 2010, we made additional cash advances to Mr. Song Wang of RMB0.1 million to Mr. Song Wang, which were repaid in full by the end of 2010. We did not make any cash advance to Mr. Song Wang in 2011.

Mr. Buning Wu

In 2008, we made a cash advance to Mr. Buning Wu under oral agreements for business purposes in the amount of RMB99,000. Mr. Wu repaid the outstanding amount in full in the first quarter of 2010. The balance of the advances provided to Mr. Wu was nil as of December 31, 2011.

Other Key Management

We also made cash advances to other key management under oral agreements for their business activities. The balance of these advances amounted to RMB2.5 million, nil and nil as of December 31, 2009, 2010 and 2011, respectively.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers” and see “—B. Related Party Transactions” included elsewhere in this annual report.

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

Our then existing shareholders are generally required to bear all of the registration expenses incurred in connection with demand registrations, piggyback registrations and registrations on Form F-3 provided that (i) where an offering of securities includes a primary offering by us, our existing shareholders shall bear the pro rata portion of expenses attributable to them based on the number of the registrable securities included in such registration, and (ii) we will use commercially reasonable efforts to minimize the amount of such expenses.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

In 2008, our subsidiary, Jilin Mingyang, entered into a construction contract with Jilin Installation and Construction Co., Ltd., or Jilin Construction, under which Jilin Construction was responsible for the construction of manufacturing facilities and office buildings for Jilin Mingyang. The contract did not specify the total amount for this construction project. The construction work was completed in 2008 and Jilin Mingyang paid approximately RMB14.0 million to Jilin Construction. However, Jilin Construction requested for an additional payment up to approximately RMB8.0 million based on its estimation of the total cost of the construction work. In September 2009, Jilin Construction brought a lawsuit at local court against Jilin Mingyang, claiming the additional amount for the construction work from Jilin Mingyang. Subsequently on February 10, 2010, Jilin Mingyang reached a settlement agreement with Jilin Construction, under which Jilin Mingyang made a final payment in the amount of RMB6.0 million to Jilin Construction. On the same date, upon the receipt of such payment, Jilin Construction applied to withdraw the lawsuit. On February 10, 2010, the local court approved the withdrawal of the case. We are currently completing requisition procedures to obtain relevant property rights certificates for our manufacturing facilities and office buildings.

In January 2008, we entered into a lease agreement with Tianjin Feilong in connection with the lease of the manufacturing facility and ancillary buildings with an aggregate gross floor area of approximately 34,545 square meters. The total rent was RMB6.6 million for the two year term of the lease agreement from April 2008 to March 2010. As we ceased production in our existing Tianjin facility, we gave a two-month prior notice to Tianjin Feilong to terminate the lease agreement. On December 1, 2009, Tianjin Feilong brought a lawsuit in local court against us alleging breach of the lease agreement and claiming, among other things, specific monetary damages of approximately RMB3.6 million and other related losses. In March 2011, a mediation decision was awarded by the local court requiring us to pay Tianjin Feilong RMB0.6 million (US$0.1 million) in monetary damages. The mediation decision is final and we aid the monetary damage in full.

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

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” For the period from October 1, 2010 to April 27, 2012, the trading price of our ADSs on New York Stock Exchange ranged from US$1.18 to US$14.70 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Sales Price
	High	Low
2010	$14.70	$9.52
Fourth Quarter	$14.70	$9.52
2011	$11.67	$1.18
First Quarter	$11.67	$8.90
Second Quarter	$10.73	$5.10
Third Quarter	$6.69	$2.43
Fourth Quarter	$3.36	$1.18
October	$3.36	$2.30
November	$3.18	$1.88
December	$2.46	$1.18
2012 (through April 27)	$3.14	$1.90
First Quarter	$3.14	$1.90
January	$3.14	$1.91
February	$3.13	$2.19
March	$2.80	$1.90
Second Quarter (through April 27)	$2.47	$2.06
April (through April 27)	$2.47	$2.06

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in the section entitled “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-169256). Our amended and restated memorandum and articles of associations was adopted on August 31, 2010 and effective upon our initial public offering.

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

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not purport to address all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, or the United States. The discussion is not intended to, nor should it be construed as, legal or tax advice to any prospective holder of our ADSs or ordinary shares.

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

If a liability arises, the normal profits tax rates applicable to corporations (for the year of assessment of 2011/2012) is 16.5% and the normal profits tax rates applicable to individual (for the year of assessment of 2011/2012) is 15%.

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

On March 16, 2007, the EIT Law was enacted and became effective on January 1, 2008 when the FIE Income Tax Law and the Enterprise Income Tax Provisional Regulations of the PRC expired. The EIT Law adopts a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revokes the prior tax exemption, reduction and preferential treatments only applicable to foreign-invested enterprises. However, certain enterprises established before the promulgation of the PRC EIT Law that were entitled to preferential tax treatments for a fixed period would continue to be entitled to such preferential tax treatments until the expiration of such period. If the fixed period was not commenced because of profit losses, it should be deemed to commence from 2008. Guangdong Mingyang was not entitled to the above described tax preferential treatment under the EIT Law, because its foreign equity percentage was less than 25% during the effectiveness of the PRC Enterprise Income Tax Law. As such, Guangdong Mingyang is subject to the uniform tax rate of 25% under the EIT Law.

Under the EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and are subject to the enterprise income tax at the rate of 25% on its global income, but the term “de facto management bodies” is not defined therein. Under the implementation rules issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. As all of our operational management is currently based in the PRC, and we expect them to continue to be located in China, we may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise.

The recognition criteria and procedures for the “advanced and new technology enterprise” under the EIT law were not issued until April 2008. Four of our subsidiaries, namely Guangdong Mingyang, Jilin Mingyang, Tianjin Mingyang Wind Power Equipment Co., Ltd. and Tianjin Mingyang Wind Power Blade Technology Co., Ltd., were granted the “advanced and new technology enterprise” certificates and entitled to the preferential income tax rate of 15% in relevant periods. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation and Incentives—People’s Republic of China.”

Under the EIT Law and its implementation rules, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises” that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but if the relevant income is not effectively connected with the establishment or place of business, then only to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The EIT Law and its implementation rules do not specifically exempt withholding tax on dividends payable to foreign investors, unless any such foreign investors’ jurisdiction of incorporation has a tax treaty with the PRC government that provides for a different withholding arrangement. For instance, according to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Taxation Arrangement (Hong Kong), dividends paid by a PRC company to a Hong Kong company will be subject to a withholding tax rate of 5%, if the Hong Kong company directly owns at least 25% of the capital of the PRC company. Thus, dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiaries will be subject to a reduced withholding tax at a rate of 5%, if such Hong Kong subsidiary can be considered as a “beneficial owner” and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong).

If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ordinary shares or ADSs or the gain you may realize from the transfer of our ordinary shares or ADSs, will be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.”

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

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation will subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We have listed our ADSs on the NYSE. U.S. Treasury Department guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet such conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “—People’s Republic of China Taxation—Enterprise Income Tax”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”). Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See “—People’s Republic of China Taxation—Enterprise Income Tax.” Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held the ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is “passive income,” or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

We have previously filed with the SEC a registration statement on Form F-1 (File No. 333- 169256), as amended.

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

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRSs.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRSs.

I.	Subsidiary Information

See “Item 4. Information of the Company.”

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our sales and significant portions of our costs and capital expenditures are denominated in Renminbi, our functional and presentation currency. However, we also incur expenses in foreign currencies, including U.S. dollars, Euros and Hong Kong dollars, in procuring certain components and raw materials and making any prepayments under our license agreements. In addition, certain of our bank deposits are denominated in U.S. dollars, Euros and Hong Kong dollars.

Fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational turbine manufacturers. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies, including the Euro, could expose us to foreign exchange risk. In addition, our investors could make capital contributions to us in U.S. dollars, Euros and Hong Kong dollars and, accordingly, we may incur foreign exchange losses if there is a delay between the time of such contributions and their conversion into Renminbi. For the year ended December 31, 2009, we recorded foreign currency exchange gains of RMB0.4 million, primarily due to the insignificant fluctuation in exchange rates between the Renminbi and the U.S. dollar and the Euro. For the year ended December 31, 2010, we incurred foreign currency exchange losses of RMB8.1 million, primarily due to the significant depreciation of U.S. dollars and Euros against Renminbi. For the year ended December 31, 2011, we recorded foreign exchange gains of RMB32.7 million (US$5.2 million).

Transactions in foreign currencies are translated to the respective functional currencies of our subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The following table indicates the hypothetical changes in our (loss)/profit after tax (and accumulated losses or retained earnings) and other components of combined equity if foreign exchange rates to which we have significant exposure at the dates indicated had changed at that date, assuming all other risk variables remain constant.

	2009			2010			2011
	Appreciation in RMB	Decrease/ (increase) in loss after tax	Decrease/ (increase) in accumulated losses	Appreciation in RMB	Increase/ (decrease) in profit after tax	Decrease/ (increase) in accumulated losses	Appreciation in RMB	Increase/ (decrease) in profit after tax	Increase/ (decrease) in retained earnings
		(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)
U.S. dollars	3%	(8,046)	(8,046)	3%	23,618	23,618	3%	5,615	5,615
Euro	1.5%	865	865	1.5%	(201)	(201)	1.5%	(202)	(202)
HK dollars	3%	(488)	(488)	3%	(4)	(4)	3%	122	122

A weakening of the Renminbi against the above currencies by the same percentage would have had the equal but opposite effect on the above currencies to the amounts shown above, assuming all other variables remain constant.

In 2009 and 2010, we entered into certain foreign currency forward contracts with financial institutions to manage the exposure to fluctuations in foreign currency exchange rates. The foreign currency forward contracts did not qualify for hedge accounting, and accordingly, changes in the fair value of these derivative instruments of RMB0.1 million were recorded as a foreign currency exchange gain in the consolidated income statements in the year ended December 31, 2009 and RMB1.8 million was recorded as a foreign currency exchange loss in the year ended December 31, 2010. In the year ended December 31, 2011, we recorded a foreign currency exchange gain of RMB1.6 million (US0.3 million) with respect to the fair value change of the forward contracts. As of December 31, 2011, we did not have any outstanding foreign currency forward contract.

Other than those foreign currency forward contracts, we have not used any derivative instruments to hedge our exposure in foreign exchange risk and we do not believe that we currently have any significant direct foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term borrowings, including bank loans and borrowings from related parties, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our total outstanding interest-bearing loan balance as of December 31, 2009 was RMB241.7 million with varying interest rates of 1.4% to 14.5%. Our interest-bearing loan balance as of December 31, 2010 was RMB480.0 million with varying interest rate ranging from 4.59% to 5.31%. Our total outstanding interest-bearing loan balance as of December 31, 2011 was RMB632.0 million (US$100.4 million) with varying interest rates of 5.81% to 6.71%. Our interest-bearing savings accounts had a balance of RMB868.2 million, RMB2,618.0 million and RMB1,592.0 million (US$252.9 million) as of December 31, 2009, 2010 and 2011, respectively. Based on the interest-bearing saving account balance as of December 31, 2011, a 10% change in the interest rate would result in an increase or decrease of RMB136.9 million (US$21.8 million) of our total amount of interest income in 2011.

Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expense on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities. We have not used any derivative financial instruments to manage our interest rate risk exposure due to a lack of such financial instruments in China.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, Consumer Price Index in China decreased by 0.7% in 2009 and increased by 3.3% and 5.4% in 2010 and 2011, respectively.

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

Fee and other payments made by the depositary to us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us. The depositary has reimbursed us approximately US$1.5 million, net of applicable withholding tax in the United States, for expenses related to the administration and maintenance of the ADSs in the year ended December 31, 2011.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On July 12, 2011, to supplement the deposit agreement dated October 6, 2010 among us, Citibank, N.A. and the holders and beneficial owners of our ADSs, we entered into a letter agreement with Citibank, N.A. Pursuant to the letter agreement, Citibank, N.A., as the depositary, may issue and deliver restricted American depositary shares upon a deposit of restricted securities by our affiliated holders, as confirmed by us from time to time. Other than the foregoing, the rights of securities holders have not been materially modified. See “Item 10. Additional Information” for a description of the rights of securities holders.

Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” We completed our initial public offering of 25,000,000 ordinary shares, in the form of ADSs, at US$14.00 per ADS on October 6, 2010 after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The effective date of our registration statement on Form F-1 (File No. 333-169256) was September 30, 2010. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the underwriters for the initial public offering of our ADSs.

As of December 31, 2011, we have used the net proceeds received from our initial public offering as follows:

•	approximately RMB331.7 million (US$52.7 million) for infrastructure and facility construction and acquisition of land use rights;

•	approximately RMB316.9 million (US$50.4 million) for research and development relating to the development of our SCD prototypes and the optimization of our 1.5MW wind turbines;

•	approximately RMB304.3 million (US$48.4 million) for equity investment; and

•	approximately RMB140.6 million (US$22.3 million) for purchase of manufacturing equipment;

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. As disclosed below, management identified material weaknesses on the inadequate design and ineffective operating controls over revenue recognition process and inventory management process. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2011. Notwithstanding the existence of the material weaknesses described below in management’s report on internal control over financial reporting, our consolidated financial statements for the periods covered by and included in this annual report on Form 20-F are fairly stated in all material respects in accordance with IFRS for the periods presented.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorization of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in “Internal Control-Integrated Framework” issued by the COSO. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Management identified material weaknesses related to inadequate design and operating ineffectiveness of our controls over the revenue recognition process and the inventory management process. For the year ended December 31, 2011, certain sales of wind turbines were recognized as revenues that were not in accordance with our revenue recognition policy. Specifically, certain wind turbines that were not commissioned and accepted by the customers as of the reporting date had been inappropriately recognized as revenues and charged to costs of goods sold. The understatement of inventory as a result of inappropriate revenue recognition was not timely identified by our inventory count as of December 31, 2011. The material weaknesses resulted in material adjustments to correct the overstatement of revenue and understatement of inventory.

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2011 based on the criteria established in “Internal Control-Intergrated Framework” issued by the COSO.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited China Ming Yang Wind Power Group Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Ming Yang Wind Power Group Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to inadequate design and operating ineffectiveness of controls over the revenue recognition process and inventory management process have been indentified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as of December 31, 2010 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011 of China Ming Yang Wind Power Group Limited. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and this report does not affect our audit report dated April 30, 2012, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, China Ming Yang Wind Power Group Limited has not maintained effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG

Hong Kong, China

April 30, 2012

Remediation Steps to Address the Material Weaknesses

In connection with the material weaknesses disclosed above, the error had been corrected and properly accounted for in our consolidated financial statements for the year ended December 31, 2011. In addition, we began implementing a number of measures to strengthen our internal control over financial reporting. Management has implemented, or will implement, the following measures during 2012:

•

In April 2012, we appointed an independent professional firm to assist us in reviewing the internal control over revenue recognition process. The review work is planned to start in May 2012. Any recommendations from the independent professional firm will be considered and implemented by us in order to improve our internal control; and

•	In early 2012, we implemented a SAP system which we expect will significantly improve our control over the inventory management process.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Ted Lee of the Audit Committee qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of Messrs Ted Lee, Dabing Zhou and Stephen Markscheid of the Audit Committee is “independent directors” as defined in the listing rules of New York Stock Exchange.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees and advisors. Our code of business conduct and ethics is publicly available on our website at www.ir.mywind.com.cn under the “Corporate Governance.”

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2010	2011
	(in RMB thousands)
Audit fees(1)	2,900	10,300
Audit-related fees(2)	1,000	5,500
Tax fees(3)	—	300
Other fees	—	—

Total	3,900	16,100

(1)

“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)

“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2011 involve principally fees billed for performance of certain limited procedures or reviews on interim consolidated financial statements and the services related to the public offering of our ordinary shares in the form of ADSs by our shareholders pursuant to the registration statement on Form F-1 (File No. 333-173563).

(3)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ADSs repurchased	Average price paid per ADS (1)	Total number of ADSs purchased as part of publicly announced plan(s) (2)	Maximum number (or approximate dollar value) of ADSs that may yet be purchased under the plan(s) (2)

August 22, 2011 to August 31, 2011	398,709	US$3.45	398,709	US$48,622,759

September 1, 2011 to September 30, 2011	1,050,000	US$3.15	1,448,709	US$45,312,244

October 3, 2011 to October 13, 2011	450,000	US$2.62	1,898,709	US$44,131,129

December 21, 2011 to December 30, 2011	351,242	US$2.02	2,249,951	US$43,423,282

Total	2,249,951	US$2.80	2,249,951

(1)	Weighted average price paid per ADS represents the execution price for each repurchase, excluding transaction fees.
(2)	On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs.

The repurchases have been made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. As of the date of this annual report, an aggregate of 3,153,897 ordinary shares in the form of ADSs had been repurchased by us and were held on our account as of such date.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1**	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)

2.2**	Registrant’s Specimen Certificate for Ordinary Shares

2.3***	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

2.4**	Sale and Purchase Agreement among the Registrant and certain shareholders of the Registrant

2.5†	Registration Rights Agreement among the Registrant and certain shareholders of the Registrant

4.1**	Form of Indemnification Agreement with the Registrant’s directors

4.2**	Consignment Design and Development Contract for Wind Energy Converter 1.5MW between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine., dated April 19, 2006

4.3**	Translation of 1.5MW Wind Turbine Technology Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd., dated May 20, 2007

4.4**	License Agreement for aeroBlade 1.5 between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine, dated June 30, 2007

4.5**	Translation of aeroBlade 1.5 Technology Transfer Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd. dated November 16, 2009

4.6**	License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 28, 2008

4.7**	Addendum to License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Mingyang Electrical Appliances Combine, dated January 18, 2009

4.8**	Supplementary Agreement to the License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 29, 2010

4.9**	Translation of Toll Manufacturing Agreement between Tianjin REnergy Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated February 27, 2010

4.10**	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated January 18, 2010

4.11**	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated April 30, 2010

4.12**	Translation of Patent License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated October 5, 2006

4.13**	Translation of General Contractor Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Xinjiang Huaran Dongfang New Energy Co., Ltd., dated April 30, 2010

4.14**	Translation of Wind Turbine Sales Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Jilin Ruifeng Power Co., Ltd., dated in December 2008

4.15**	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Xiangyang Wind Power Co., Ltd. dated in March 2010

4.16**	Translation of Wind Turbine Sales Contract between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in July 2007

4.17**	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in March 2010

4.18**	Form of Labor Contract with senior management of Guangdong Mingyang Wind Power Technology Co., Ltd.

Exhibit Number	Description of Document

4.19**	Translation of Engagement Letter between Guangdong Mingyang Wind Power Technology Co., Ltd. and Mr. Wenqi Wang, dated in June 2006

4.20**	Translation of Strategic Cooperation Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Industrial and Commercial Bank of China, Guangdong Branch, dated in September 2009

4.21**	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. in connection with the lease of part of industrial park, dated in October 2009

4.22**	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electric Co., Ltd. in connection with the lease of a part of an assembly plant, dated in April 2009

4.23**	China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan

4.24**	Form of China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan Nonqualified Share Option Agreement

4.25**	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in March 2009

4.26**	Translation of Equity Transfer Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in January 2010

4.27**	Translation of Land Use Right Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang dated in January 2010

4.28**	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Rural Cooperative Bank dated in November 2009

4.29**	Translation of Equity Interest Transfer Agreement between Mr. Chuanwei Zhang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.30**	Translation of Lease Agreement between Jilin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in May 2008

4.31**	Translation of Contractor Agreement between Jinlin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in June 2008

4.32**	Translation of Sample Purchase Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin REnergy Electrical Co., Ltd. dated in April 2010

4.33**	Translation of Loan Agreement between Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Electric Co., Ltd. dated in January 2009

4.34**	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. in connection with Guangdong Zhanjiang Wind Farm dated in April 2008

4.35**	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in connection with Bayinaobao Phase I Wind Farm dated in March 2008

4.36**	Translation of Equity Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in October 2008

4.37**	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances dated in April 2009

4.38**	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in March 2009

4.39**	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in December 2009

4.40**	Translation of Supply Contract for Industrial and Mineral Products between Guangdong Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. dated in April 2010

4.41**	Translation of Equity Interest Transfer Agreement between Mr. Xian Wang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

Exhibit Number	Description of Document

4.42**	Translation of Share Transfer Agreement between Jilin Datong Group Company Limited and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2010

4.43**	Translation of Loan Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Mingyang Energy Investment Co., Ltd. dated in April 2009

4.44**	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Bank of China dated in October 2009

4.45**	Translation of Guarantee Agreement between Mr. Chuanmei Zhang and Bank of China dated in January 2009

4.46**	Translation of Supplementary Agreement on Equity Investment in Jilin Mingyang Datong between Guangdong Mingyang Wind Power Technology Co., Ltd and Jilin Datong Group Company Limited dated in June 2008

4.47**	Translation of Purchase Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. dated in December 2009

4.48**	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Electrical Appliances Co., Ltd. dated in January 2009

4.49†	Translation of Guarantee Agreement between Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. and Bank of China dated in October 2009

4.50†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. for Guangdong Mingyang Wind Power Technology Co., Ltd.

4.51†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. and Bank of Communications dated in June 2009

4.52†	Translation of Supplementary Agreement to the Patent License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. (the Licensor) and Guangdong Mingyang Wind Power Technology Co., Ltd. (the Licensee) dated in May 2009

4.53††	Translation of Wind Turbine Sales Contract between Inner Mongolia Jingneng Shangdu Wind Power Generation Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2008

4.54††	Translation of Strategic Cooperation Framework Agreement between Guangdong Mingyang Wind Power Technology Co. Ltd. and Nanjing High Speed & Accurate Gear Group Co., Ltd. dated in November 2007

4.55	Translation of Wind Turbine Supply Contract between Guangdong Mingyang Group Co., Ltd. and Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. dated in December 2011

4.56	Translation of Loan Application Letter between Guangdong Mingyang Wind Power Group Co., Ltd. and Inner Mongolia Mingyang Wind Power Equipment Co., Ltd dated in February 2011

4.57	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. and Zhongshan Mingyang Electrical Appliance Co., Ltd. dated in June 2011

4.58	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. and Zhongshan Mingyang Electrical Appliance Co., Ltd. dated in June 2011

8.1	List of Subsidiaries of the Registrant

11.1†	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 11, 2011 and incorporated herein by reference.
**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-169256), dated September 7, 2010 and incorporated herein by reference.
***	Previously filed with the Registrant’s registration statement on Form F-6 (File No. 333-169278), dated September 9, 2010 and incorporated herein by reference.
†	Previously filed with the Registrant’s amendment No. 1 to the registration statement on Form F-1/A (File No. 333-169256), dated September 14, 2010 and incorporated herein by reference.
††	Previously filed with the Registrant’s amendment No. 2 to the registration statement on Form F-1/A (File No. 333-169256), dated September 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Ming Yang Wind Power Group Limited

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Chief Executive Officer

Date: April 30, 2012

CHINA MING YANG WIND POWER GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the accompanying consolidated statements of financial position of China Ming Yang Wind Power Group Limited (the “Company”) and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2012 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 30, 2012

Consolidated Income Statements

for the years ended December 31, 2009, 2010 and 2011

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
Revenue	5	1,172,692	5,517,837	5,515,819
Cost of sales		(1,096,724)	(4,430,472)	(4,522,685)

Gross profit		75,968	1,087,365	993,134
Other income	6	268	18,165	36,195
Selling and distribution expenses		(90,862)	(149,152)	(227,766)
Administrative expenses		(67,475)	(150,775)	(261,944)
Research and development expenses		(52,789)	(43,061)	(85,305)

(Loss) / profit from operations		(134,890)	762,542	454,314

Finance income		4,092	13,489	70,630
Finance expense		(53,669)	(48,589)	(161,908)

Net finance expense	8(a)	(49,577)	(35,100)	(91,278)

Share of (loss) / profit of associates	13	(154)	2,616	2,275

(Loss) / profit before income tax expense	8	(184,621)	730,058	365,311
Income tax expense	9	(38,495)	(20,870)	(73,018)

(Loss) / profit for the year		(223,116)	709,188	292,293

Attributable to:
Shareholders of the Company		(221,313)	702,135	292,993
Non-controlling interests		(1,803)	7,053	(700)

		(223,116)	709,188	292,293

Basic and diluted (loss) / earnings per share	27	(2.21)	6.61	2.35

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2009, 2010 and 2011

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
(Loss) / profit for the year		(223,116)	709,188	292,293
Other comprehensive loss for the year
Foreign currency translation differences – foreign operations		—	(19,156)	(39,202)

Total comprehensive (loss) / income for the year		(223,116)	690,032	253,091

Attributable to:
Shareholders of the Company		(221,313)	682,979	253,791
Non-controlling interests		(1,803)	7,053	(700)

		(223,116)	690,032	253,091

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of December 31, 2010 and 2011

	Note	2010	2011
		RMB’000	RMB’000
Assets
Property, plant and equipment	10	351,312	497,777
Intangible assets	11	86,334	74,837
Lease prepayments	12	66,342	207,321
Investments in associates	13	41,362	43,637
Investments in jointly controlled entities	14	—	255,870
Trade and other receivables	16	231,003	462,961
Prepayments	17	16,495	40,290
Deferred tax assets	23	77,366	134,386

Total non-current assets		870,214	1,717,079

Inventories	15	1,895,205	1,837,821
Trade and other receivables	16	2,895,802	5,203,995
Prepayments	17	201,141	91,022
Other current assets	18	11,444	5,239
Pledged bank deposits	19	131,967	252,795
Cash and cash equivalents	20	2,485,972	1,339,496

Total current assets		7,621,531	8,730,368

Total assets		8,491,745	10,447,447

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of December 31, 2010 and 2011 (continued)

	Note	2010	2011
		RMB’000	RMB’000
Equity
Issued share capital		850	850
Reserve for own shares		—	(42,108)
Capital reserves		3,514,932	3,627,441
Translation reserves		(19,156)	(58,358)
(Accumulated losses) / retained earnings		(39,282)	253,711

Total equity attributable to shareholders of the Company	26	3,457,344	3,781,536
Non-controlling interests		69,853	117,153

Total equity		3,527,197	3,898,689

Liabilities
Deferred tax liabilities	23	—	2,209
Provisions	24	112,726	206,293
Trade payables	21	38,525	120,243
Deferred income	25	115,468	175,215

Total non-current liabilities		266,719	503,960

Trade and other payables	21	3,632,542	4,595,516
Short-term bank loans	22	480,000	632,000
Income tax payable	23	43,506	35,908
Provisions	24	98,391	146,774
Deferred income	25	11,381	27,783
Deferred revenue	16(d)	432,009	606,817

Total current liabilities		4,697,829	6,044,798

Total liabilities		4,964,548	6,548,758

Total equity and liabilities		8,491,745	10,447,447

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2009, 2010 and 2011

	Attributable to shareholders of the Company
	Issued share capital		Capital reserves	Receivable for capital reserves	Translation reserves	Accumulated losses	Subtotal	Non- controlling interests	Total equity
	Number of Ordinary shares	Par value amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2009	—	—	809,937	—	—	(520,104)	289,833	7,216	297,049

Total comprehensive loss for the year	—	—	—	—	—	(221,313)	(221,313)	(1,803)	(223,116)
Equity contributions (Note 26(a))	—	—	520,921	(42,102)	—	—	478,819	24,037	502,856
Issuance of ordinary shares upon incorporation (Note 26(a))	1,000	—	—	—	—	—	—	—	—

Balance as of December 31, 2009	1,000	—	1,330,858	(42,102)	—	(741,417)	547,339	29,450	576,789

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2009, 2010 and 2011 (continued)

	Attributable to shareholders of the Company
	Issued share capital		Capital reserves	Receivable for capital reserves	Translation reserves	Accumulated losses	Subtotal	Non- controlling interests	Total equity
	Number of Ordinary shares	Par value amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2010	1,000	—	1,330,858	(42,102)	—	(741,417)	547,339	29,450	576,789

Total comprehensive income for the year	—	—	—	—	(19,156)	702,135	682,979	7,053	690,032
Equity contributions (Note 26(a))	—	—	288	42,102	—	—	42,390	—	42,390
Contribution from the Company to a subsidiary (Note 26(a))	—	—	(9,277)	—	—	—	(9,277)	9,277	—
Contribution to a subsidiary from a non-controlling interests holder	—	—	—	—	—	—	—	28,801	28,801
Purchase of non-controlling interests (Note 4(b))	—	—	(3,992)	—	—	—	(3,992)	(4,728)	(8,720)
Issuance of ordinary shares upon Reorganization (Note 2(b))	99,999,000	682	(682)	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB182 million (Note 26(a))	25,000,000	168	2,163,292	—	—	—	2,163,460	—	2,163,460
Share-based payment (Note 26(d))	—	—	34,445	—	—	—	34,445	—	34,445

Balance as of December 31, 2010	125,000,000	850	3,514,932	—	(19,156)	(39,282)	3,457,344	69,853	3,527,197

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2009, 2010 and 2011 (continued)

	Attributable to shareholders of the Company
	Issued share capital		Reserves for own reserves	Capital reserves	Translation reserves	(Accumulated losses) / retained earnings	Subtotal	Non- controlling interests	Total equity
	Number of Ordinary shares	Par value amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2011	125,000,000	850	—	3,514,932	(19,156)	(39,282)	3,457,344	69,853	3,527,197

Total comprehensive income for the year	—	—	—	—	(39,202)	292,993	253,791	(700)	253,091
Own shares acquired (Note 26(c))	—	—	(42,108)	—	—	—	(42,108)	—	(42,108)
Share-based payment (Note 26(d))	—	—	—	112,509	—	—	112,509	—	112,509
Contribution to a subsidiary from a non-controlling interests holder (Note31(ii))	—	—	—	—	—	—	—	48,000	48,000

Balance as of December 31, 2011	125,000,000	850	(42,108)	3,627,441	(58,358)	253,711	3,781,536	117,153	3,898,689

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2009, 2010 and 2011

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
(Loss) / profit for the year		(223,116)	709,188	292,293
Adjustments for:
Depreciation of property, plant and equipment	10	22,041	29,084	45,372
Amortization of intangible assets	11	5,349	9,400	11,497
Amortization of lease prepayments	12	238	1,142	2,353
Loss on disposal of property, plant and equipment		81	721	1,600
Share of loss / (profit) of associates	13	154	(2,616)	(2,275)
Provisions for allowance for doubtful debts	16(b)	—	—	131,399
Inventories provisions	15(b)	8,265	—	(1,998)
Equity-settled share-based payment expenses	7	—	34,445	112,509
Income from investments in jointly controlled entities	8(a)	—	—	(9,260)
Fair value change of foreign currency forward contracts	8(a)	(134)	1,775	(1,641)
Interest income	8(a)	(3,650)	(13,489)	(26,982)
Interest expense	8(a)	53,669	38,694	47,113
Income tax expense	9	38,495	20,870	73,018

		(98,608)	829,214	674,998
Changes in working capital (net of effect of a business combination):
Change in inventories	15	(1,301,215)	77,788	59,382
Change in trade and other receivables		(1,219,770)	(1,494,393)	(2,534,206)
Change in prepayments		(47,750)	(74,537)	105,054
Change in trade and other payables		1,543,859	1,485,916	1,064,054
Change in provisions	24	37,580	169,599	141,950
Change in deferred income		6,217	120,686	80,440
Change in deferred revenue	16(d)	1,513,926	(1,467,617)	174,808
Change in other current assets	18	—	(11,444)	6,205
Income tax paid		(5,920)	(87,305)	(135,427)

Net cash generated from / (used in) operating activities		428,319	(452,093)	(362,742)

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2009, 2010 and 2011 (continued)

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
Cash flows from investing activities:
(Increase) / decrease in pledged bank deposits	19	(79,092)	14,028	(120,828)
(Purchase of ) / proceeds from held-to-maturity securities		(42,000)	42,000	—
Purchase of property, plant and equipment		(57,200)	(155,901)	(203,864)
Purchase of intangible assets		(6,527)	(55,065)	(20,372)
Payment for lease prepayments		(9,716)	(37,000)	(133,822)
Purchase of investments in associates	13	(29,000)	(9,900)	—
Loan made to third parties		—	—	(58,000)
Advances made to related parties	30(a)	(47,011)	(7,810)	(21,477)
Collection of advances made to related parties	30(a)	3,186	74,677	20,540
Interest received		3,650	10,796	20,613
Payment for acquisitions of assets, net of cash acquired	4(a)/(c)	(45,000)	(49,646)	(57,741)
Purchase of investments in jointly controlled entities	14	—	—	(246,610)
Loan made to a related party	30(a)	—	—	(5,000)
Collection of loan made to a related party	30(a)	—	—	5,000

Net cash used in investing activities		(308,710)	(173,821)	(821,561)

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2009, 2010 and 2011 (continued)

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from equity contributions		478,819	42,390	—
Contribution from non-controlling interests holder of subsidiaries		24,037	28,801	48,000
Proceeds from issuance of ordinary shares upon IPO	26(a)	—	2,345,386	—
Issuance costs of ordinary shares upon IPO	26(a)	—	(181,926)	—
Acquisition of non-controlling interests	4(b)	—	(8,720)	—
Proceeds from short-term bank loans		391,673	597,000	842,937
Repayment of short-term bank loans		(275,000)	(298,673)	(690,937)
Proceeds from borrowings from related parties	30(a)	356,000	100,000	—
Repayment of borrowings from related parties	30(a)	(383,660)	(160,000)	—
Interest paid		(30,051)	(63,259)	(47,773)
Financial arrangement fee paid to banks	16(b)	—	—	(69,572)
Repurchase of own shares	26(c)	—	—	(42,108)

Net cash generated from financing activities		561,818	2,400,999	40,547

Effect of foreign currency exchange rate changes on cash and cash equivalents		(947)	(11,346)	(2,720)

Net increase / (decrease) in cash and cash equivalents		680,480	1,763,739	(1,146,476)
Cash and cash equivalents at beginning of year		41,753	722,233	2,485,972

Cash and cash equivalents at end of year	20	722,233	2,485,972	1,339,496

The notes on pages F-13 to F-93 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1 Reporting entity

China Ming Yang Wind Power Group Limited (the “Company”), through its subsidiaries, is principally engaged in the manufacture and sale of wind turbines and the provision of related maintenance services in the People’s Republic of China (the “PRC”).

The consolidated financial statements of the Company as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and jointly controlled entities.

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

The consolidated financial statements were approved and authorized for issue by Board of Directors on April 30, 2012.

(b) Basis of preparation

The Company was incorporated in the Cayman Islands on February 26, 2009 as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Pursuant to a group reorganization (the “Reorganization”) in preparation of the initial public offering of Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”) in an overseas market, in May 2010, the Company completed the share exchange transaction with Guangdong Mingyang’s shareholders (the “Immediate Holding Companies” or the “Participating Shareholders”), which in aggregate owned 99% equity interests of Guangdong Mingyang (the “Share Exchange”).

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

2 Basis of preparation (continued)

(b) Basis of preparation (continued)

Zhongshan Mingyang Electrical Appliance Co., Ltd. (“Mingyang Electrical”), a company owned by Zhang Chuanwei, the Chairman of the Company’s Board of Directors, which owned 1% of the equity interests in Guangdong Mingyang prior to the Share Exchange, elected not to participate in the Share Exchange. Therefore, Mingyang Electrical did not receive any shares from the Company in the Share Exchange, and remained as the 1% equity holder of Guangdong Mingyang after the Reorganization.

Since (1) the Reorganization was consummated for the sole purpose of establishing the legal structure of Guangdong Mingyang to facilitate an overseas listing, (2) the Participating Shareholders’ effective equity interests in Guangdong Mingyang upon consummation of the Reorganization were identical to their effective equity interests in Guangdong Mingyang immediately prior to the consummation of the Reorganization, and (3) the shareholders and management of Guangdong Mingyang are substantially identical to the shareholders and management of the Company, the Reorganization has been accounted for in a manner similar to a reverse acquisition equivalent to the issuance of stock by Guangdong Mingyang for the net monetary assets of the Company, accompanied by a recapitalization to utilize the share structure of the Company as the legal acquirer. Immediately prior to the Share Exchange, the Company had only assets of US$1 in cash and 1,000 ordinary shares outstanding at par value of US$0.001 per share.

The accompanying consolidated financial statements as of December 31, 2010 and 2011 and for each of the years in the three-year period ended December 31, 2011 represent the continuation of the consolidated financial statements of Guangdong Mingyang, except for its capital structure (Note 26(a)), which is adjusted retroactively to reflect the legal capital of the Company.

Accordingly, the assets and liabilities of Guangdong Mingyang are recognized at their historical carrying amounts. In addition, the accompanying consolidated financial statements present the results of the Group as if the Reorganization had been consummated as of the beginning of the earliest period presented.

The equity interests in Guangdong Mingyang owned by Mingyang Electrical are presented as non-controlling interests and recorded at the carrying amounts of Guangdong Mingyang’s net assets.

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

2 Basis of preparation (continued)

(f) Changes in accounting policies

The IASB has issued a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Company. Of these, the following developments are relevant to the Company’s financial statements:

•	IAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs (2010)

The impacts of these developments are as follows:

•

IAS 24 (revised 2009) revises the definition of a related party and also modified disclosure requirements for government-related entities. As a result, the Company has re-assessed the identification of related parties.

•

Improvements to IFRSs (2010) omnibus standard introduces a number of amendments to the disclosure requirements in IFRS 7, Financial instruments: Disclosures. The disclosures about the Company’s financial instruments disclosures have been conformed to the amended disclosure requirements. These amendments do not have any material impact on the classification, recognition and measurements of the amounts recognized in the financial statements in the current and previous periods.

As the effect of changes in accounting policy was not material to financial statements, no comparative statement of financial position as at January 1, 2011 is presented.

The Company has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities, except as explained in Note 2(f), which addresses changes in accounting policies.

(a) Basis of consolidation

(i) Subsidiaries and non-controlling interests

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

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statements and the consolidated statements of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statements of financial position in accordance with Note 3(c)(ii) depending on the nature of the liability.

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

An investment in an associate is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the associate’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the associate’s net assets and any impairment loss relating to the investment (Note 3(i)). Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the associates and any impairment losses for the year are recognized in the consolidated income statements, whereas the Group’s share of the post-acquisition post tax items of the associates’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

3 Significant accounting policies (continued)

(a) Basis of consolidation (continued)

(iii) Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

An investment in a jointly controlled entity is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the jointly controlled entity’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the jointly controlled entity’s net assets and any impairment loss relating to the investment (Note 3(i)), taking into account the existence of any potential voting rights which currently give access to economic benefits associated with an ownership interest. Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the jointly controlled entities and any impairment losses for the year are recognized in the consolidated income statements, whereas the Group’s share of the post-acquisition post tax items of the jointly controlled entities’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the jointly controlled entity, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the jointly controlled entity. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entity, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

3 Significant accounting policies (continued)

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

Trade and other receivables are initially recognized at fair value plus any directly attributable transaction costs and thereafter stated at amortized cost less allowance for impairment of doubtful debts (Note 3(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for doubtful debts (Note 3(i)).

Cash and cash equivalents comprise cash balances and bank deposits with original maturities of three months or less.

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

3 Significant accounting policies (continued)

(c) Financial instruments (continued)

(i) Non-derivative financial assets (continued)

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

(d) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (Note 3(i)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and any other costs directly attributable to bringing the asset to a working condition for its intended use. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

3 Significant accounting policies (continued)

(d) Property, plant and equipment (continued)

(i) Recognition and measurement (continued)

Construction in progress represents buildings under construction and equipment pending installation, and is stated at cost less impairment losses (Note 3(i)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

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

(iii) Depreciation

Depreciation is based on the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of an item of property, plant and equipment.

The estimated useful lives are as follows:

- Plant and buildings	20 years
- Machinery and equipment	5 - 10 years
- Furniture, fixtures and office equipment	3 - 5 years
- Motor vehicles	4 - 5 years
- Leasehold improvements	Shorter of the lease term
and estimated useful life

Depreciation methods, useful lives and residual values are reassessed at each reporting date and adjusted if appropriate.

(e) Lease prepayments

Lease prepayments represent cost of land use rights paid to the PRC government authorities. Lease prepayments are stated as cost less accumulated amortization and impairment losses (Note 3(i)). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives which range from 30 to 50 years.

3 Significant accounting policies (continued)

(f) Intangible assets

(i) Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the Group’s interest in the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses (Note 3(i)). In respect of goodwill arising from associates and jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the investment. An impairment loss on such an investment is not allocated to any asset, including goodwill, which forms part of the carrying amount of the associates and jointly controlled entities.

(ii) Other intangible assets

Other intangible assets represent unpatented technology acquired by the Group, which have finite useful lives, and are measured at cost less accumulated amortization and accumulated impairment losses (Note 3(i)).

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

3 Significant accounting policies (continued)

(h) Construction contracts in progress

Construction contracts in progress represent the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date (Note 3(m)(iii)) less progress billings and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

Construction contracts in progress is presented as part of trade and other receivables in the statements of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as deferred revenue in the statements of financial position.

(i) Impairment

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

3 Significant accounting policies (continued)

(i) Impairment (continued)

(i) Financial assets (continued)

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

(j) Employee benefits

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

3 Significant accounting policies (continued)

(j) Employee benefits (continued)

(i) Defined contribution plans (continued)

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

(k) Research and development cost

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

(l) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

3 Significant accounting policies (continued)

(l) Financial guarantees issued, provisions and contingent liabilities (continued)

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

The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with Note 3(l)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

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

3 Significant accounting policies (continued)

(m) Revenue

(i) Sale of wind turbines and provision of maintenance service

The Group’s arrangements with customers in respect of wind turbines contain the following two components: (i) the delivery of the wind turbines to the customers’ location and the provision of installation supervision (the “sale of wind turbines”) and (ii) providing technical and maintenance support for a period ranging from two to six years (“maintenance services”). The Group allocates the total consideration to each of the components based on their estimated selling prices, which is determined by applying an appropriate gross profit margin, with reference to the gross profit margin of other entities in the PRC that are in a similar industry, on the estimated costs of the deliverable, and adjusted based on market factors, such as whether the Group should offer lower price in order to maintain good relationship with customers, and whether the other wind turbine suppliers are offering competitive prices to similar customers.

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, inspection testing of the wind turbine has been completed and accepted by the customer, the collectability of the consideration is probable and the remaining obligations are considered not significant. The durability test, which typically lasts 240 hours and is performed subsequent to the inspection testing of the wind turbine, is a test to ensure proper and stable connection of the wind turbines to power grids, and is not a significant performance obligation in respect of the sale of wind turbines. The Group’s remaining obligation relating to the durability test is not significant.

Revenue in relation to provision of maintenance service is recognized on a straight-line basis over the contractual term of the arrangement, which generally ranges from two to six years.

(ii) Sale of raw materials

Provided it is probable that the economic benefit associated with the transaction will flow to the Group, the Group recognizes revenues from the sale of raw materials when the risk and rewards of ownership and title to the raw materials have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

3 Significant accounting policies (continued)

(m) Revenue (continued)

(iii) Construction contracts

Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably.

When the outcome of the contract can be estimated reliably, revenue is recognized using the percentage of completion method. The stage of completion is assessed by reference to surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss.

During each of the years in the three-year period ended December 31, 2011, the Group did not record any amount in respect of sales returns because historically none of the customers have returned products to the Group, and the possibility of return of those delivered wind turbines, for which revenue has been recognized, is remote.

The Group may grant customers a settlement discount if the customers settle the invoiced amounts ahead of the payment schedule. Settlement discounts are recorded as a reduction of deferred revenue when (1) settlement from customers is made ahead of schedule and (2) the amount of settlement discount has been agreed between the Group and its customers, and subsequently recognized as a reduction of revenue when the related wind turbines have been installed, and inspection testing of the wind turbines has been completed and accepted by the customer. As of December 31, 2009, 2010 and 2011, the Group recorded settlement discount of RMB7,692,000, nil and nil as a reduction of deferred revenue, respectively. For the years ended December 31, 2009, 2010 and 2011, nil, RMB7,692,000 and nil of the settlement discounts are recognized as a reduction to revenue.

(n) Government grants

Government grants that compensate the Group for the cost of an asset are recognized initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions associated with the grant. The grants are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset. Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

3 Significant accounting policies (continued)

(o) Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense over the term of the lease.

(p) Finance income and expenses

Finance income comprises interest income on pledged bank deposits and cash at banks, and fair value gains on financial assets at fair value through profit or loss, and income from investments in jointly controlled entities (Note 3(a) (iii)). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, financial arrangement fee charged by banks for settlement of trade receivables and fair value losses on financial assets at fair value through profit or loss.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either finance income or finance cost depending on whether foreign currency changes are in a net gain or net loss position.

(q) Income tax expense

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

3 Significant accounting policies (continued)

(q) Income tax expense (continued)

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

(r) Earnings / (loss) per share

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

For the purpose of calculating basic and diluted earnings / (loss) per share, the number of ordinary shares used in the calculation has been retroactively adjusted to reflect (1) the share split in February 2010 (see Note 26(a)), and (2) the shares issued by the Company to effect the Reorganization (see Note 2(b)) and upon its incorporation.

3 Significant accounting policies (continued)

(s) Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	the entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	one entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	both entities are joint ventures of the same third party.

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	the entity is controlled or jointly controlled by a person identified in (a).

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(t) Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Group’s Chief Executive Officer (“CEO”) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group has one operating segment, which is the manufacture and sale of wind turbines. The Group’s operations and customers are mainly located in the PRC.

3 Significant accounting policies (continued)

(u) Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2011

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments and Interpretations and one new standard which are not yet effective for the year ended December 31, 2011 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 7, Financial instruments: Disclosures – Transfers of financial assets	July 1, 2011
Amendments to IAS 12, Income taxes – Deferred tax: Recovery of underlying assets	January 1,2012
Amendments to IAS 1, Presentation of financial statements – Presentation of items of other comprehensive income	July 1, 2012
IFRS 9, Financial instruments	January 1, 2013
IFRS 10, Consolidated financial statements	January 1, 2013
IFRS 11, Joint arrangements	January 1, 2013
IFRS 12, Disclosure of interests in other entities	January 1, 2013
IFRS 13, Fair value measurement	January 1, 2013
IAS 27, Separate financial statements (2011)	January 1, 2013
IAS 28, Investments in associates and joint ventures	January 1, 2013
Revised IAS 19, Employee benefits	January 1, 2013

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

4 Acquisitions

(a) Acquisition of Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)

On January 11, 2010, Guangdong Mingyang acquired 100% of Zhongshan Equipment for a cash consideration of RMB50,000,000. Zhongshan Equipment was incorporated by Mingyang Electrical in July 2009. Mingyang Electrical owned 100% equity interests in Zhongshan Equipment immediately before the acquisition. Since Zhongshan Equipment did not commence commercial operations on the date of acquisition, and did not have the processes that have the ability to create outputs, management believes that the acquired assets and liabilities do not constitute a business within the meaning of IFRS 3 (Revised), Business Combinations. The assets and liabilities of Zhongshan Equipment have been recognized at their relative fair values, as follows:

	Note	RMB’000

Total aggregate purchase price		50,000

Property, plant and equipment	10	19,668
Lease prepayments	12	15,051
Amounts due from Mingyang Electrical (*)		14,927
Cash and cash equivalents		354

Total assets acquired		50,000

Total liabilities assumed		—

Consideration paid in cash in 2010		50,000
Cash acquired		(354)

Net cash outflow		49,646

(*)	The amounts due from Mingyang Electrical were subsequently settled in the second half of 2010.

4 Acquisitions (continued)

(b) Acquisition of non-controlling interests in Jilin Mingyang Wind Power Technology Co., Ltd. (*) (“Jilin Mingyang”)

Jilin Mingyang was incorporated on May 9, 2008 by Guangdong Mingyang and a third party, Jilin Datong Group Company Limited (“Jilin Datong”). As of December 31, 2009, Guangdong Mingyang and Jilin Datong held approximately 80% and 20% equity interests in Jilin Mingyang, respectively. In April 2010, Guangdong Mingyang acquired the 20% equity interests in Jilin Mingyang from Jilin Datong for a cash consideration of RMB8,720,000. The acquisition of the 20% equity interests in Jilin Mingyang was accounted for as an equity transaction under IAS 27, Consolidated and Separate Financial Statements. The difference between the consideration paid and the non-controlling interests acquired of RMB3,992,000 was recognized as a reduction of capital reserves.

(*)	Jilin Mingyang was formerly named as Jilin Mingyang Datong Wind Power Technology Co., Ltd. before October 2011.

(c) Acquisition of Zhongshan Ruiyang Investment Management Co., Ltd (“Zhongshan Investment”)

On September 13, 2011, Guangdong Mingyang acquired 100% of Zhongshan Investment for a cash consideration of RMB57,863,000. Zhongshan Investment was incorporated by Mingyang Electrical in August 2011. Mingyang Electrical owned 100% equity interests in Zhongshan Investment immediately before the acquisition. Since Zhongshan Investment did not commence commercial operations on the date of acquisition, and did not have the processes that have the ability to create outputs, management believes that the acquired assets and liabilities do not constitute a business within the meaning of IFRS 3 (Revised), Business Combinations. The assets and liabilities of Zhongshan Investment have been recognized at their relative fair values, as follows:

	Note	RMB’000

Total aggregate purchase price		57,863

Property, plant and equipment	10	41,350
Lease prepayments	12	7,556
Amounts due from Guangdong Mingyang		8,800
Cash and cash equivalents		122
Trade and other receivables		35

Total assets acquired		57,863

Total liabilities assumed		—

Consideration paid in cash in 2011		57,863
Cash acquired		(122)

Net cash outflow		57,741

5 Revenue

Revenue represents the sales value of wind turbines and raw materials, provision of maintenance services and construction contract revenue. Revenue is presented net of business taxes and surcharges, as well as value-added tax collected on behalf of tax authorities.

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Sale of wind turbines	1,169,170	5,504,457	5,438,065
Sale of raw materials	2,480	—	18,648
Maintenance services	1,042	13,380	37,018
Construction contract revenue	—	—	22,088

	1,172,692	5,517,837	5,515,819

The Group’s customer base is highly concentrated. Sales to the largest and the top five customers in terms of revenue recognized by the Group accounted for 33.74% and 94.08% for the year ended December 31, 2009, 34.87% and 90.20% for the year ended December 31, 2010, and 43.96% and 88.41% for the year ended December 31, 2011, respectively.

6 Other income

		2009	2010	2011
		RMB’000	RMB’000	RMB’000
Government grants		268	18,165	31,195
Others	30(a)(ix)	—	—	5,000

		268	18,165	36,195

Guangdong Mingyang received grants of RMB268,000 for the year ended December 31, 2009, from local governments as incentives to promote the development of the renewable energy business. The grants were recorded in other income since the grants were not for compensation for specific expenses incurred or to be incurred by the Group.

During the year ended December 31, 2010 and 2011, the Group received government grants of RMB111,132,000 and RMB57,654,000, respectively. The government grants were provided to support the Group’s research and development projects, the improvement of Group’s manufacturing facilities, and acquisition of land use right. The government grants are recognized in profit or loss in the same period in which the expenses incurred are recognized, or with respect to the grant related to capital assets, over the useful life of the related assets. RMB18,165,000 and RMB31,195,000 was recognized as other income for the year ended December 31, 2010 and 2011, respectively. The unrecognized portion of RMB92,967,000 and RMB119,426,000 was included as deferred income as of December 31, 2010 and 2011, respectively (Note 25).

7 Staff costs

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Contributions to defined contribution retirement plan	5,457	9,697	11,492
Equity-settled share-based payment expenses (Note 26(d))	—	34,445	112,509
Salaries, wages and other benefits	68,516	86,898	171,598

	73,973	131,040	295,599

8 (Loss) / profit before income tax expense

(a) Net finance expense

		2009	2010	2011
		RMB’000	RMB’000	RMB’000
Interest income		3,650	13,489	26,982
Exchange gain, net		442	—	32,747
Net change in fair value of foreign exchange forward contracts		—	—	1,641
Income from investments in jointly controlled entities	14	—	—	9,260

Finance income		4,092	13,489	70,630

Interest expenses		(53,669)	(38,694)	(47,113)
Financial arrangement fee		—	—	(114,795)
Exchange loss, net		—	(8,120)	—
Net change in fair value of foreign exchange forward contracts		—	(1,775)	—

Finance expense		(53,669)	(48,589)	(161,908)

Net finance expense		(49,577)	(35,100)	(91,278)

8 (Loss) / profit before income tax expense (continued)

(a) Net finance expense (continued)

The Group entered into certain foreign exchange forward contracts with banks to mitigate its foreign currency risk during the year ended December 31, 2010. All foreign exchange forward contracts outstanding as of December 31, 2010 matured and were settled during the year ended December 31, 2011. The foreign exchange forward contracts were not designated in qualifying hedging relationships and therefore all changes in fair value were recognized in profit or loss.

Financial arrangement fees of RMB114,795,000 represent the fees charged by banks for the settlement of trade receivables.

(b) Other items charged in arriving at (loss) / profit before income tax expense include:

	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
Expenses include:
Amortization#
— intangible assets	11	5,349	9,400	11,497
— lease prepayments	12	238	1,142	2,353
Depreciation#	10	22,041	29,084	45,372
Operating lease charges: minimum lease payments#		9,741	38,253	36,078
Auditors’ remuneration		2,379	2,900	10,300
Listing expenses		—	33,142	—
Transportation expenses		56,896	78,503	120,908
Provision for warranty	24	38,585	180,804	180,139
Cost of inventories#	15(b)	1,058,139	4,249,668	4,320,458

#	During the years ended December 31, 2009, 2010 and 2011, cost of inventories includes RMB43,879,000, RMB122,225,000 and RMB159,378,000 relating to staff costs, depreciation and amortization expenses and operating lease charges, which amount is also included in the respective total amounts disclosed separately above or in the notes for each of these types of expenses.

9 Income tax expense

(a) Income tax expense in the consolidated statements of comprehensive income represents:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
PRC income tax:
Current tax – provision for the year	39,668	97,063	127,829

Deferred tax (Note 23)
Origination and reversal of temporary differences	(991)	(36,892)	(54,741)
Recognition of previously unrecognized tax losses and other deductible temporary differences	(182)	(39,301)	(70)

	(1,173)	(76,193)	(54,811)

	38,495	20,870	73,018

9 Income tax expense (continued)

(b) Reconciliation between tax expense and accounting (loss) / profit at applicable tax rates:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
(Loss) / profit before income tax expense	(184,621)	730,058	365,311

Notional tax benefit / (expense) calculated at the PRC statutory tax rate (i)	46,155	(182,515)	(91,328)
Additional deduction for research and development expenses	6,956	15,041	9,993
Effect of non-deductible expenses:
Share-based compensation expense	—	(8,611)	(28,127)
Interest expense	(4,171)	—	—
Salaries and staff costs	(2,439)	(168)	(6)
Entertainment expense	(428)	(1,202)	(2,179)
Other expenses	(1,097)	(394)	(253)
Effect of tax rate differential (i)	(21,185)	13,199	(38,210)
Effect of preferential tax rate (i)	—	64,877	85,052
Effect of tax losses not recognized	(181)	(2,907)	(4,485)
Effect of other temporary differences not recognized	(79,569)	(1,146)	(2,905)
Utilization of previously unrecognized tax losses and other deductible temporary differences	17,282	42,610	—
Recognition of previously unrecognized tax losses and other deductible temporary differences (ii)	182	39,301	70
Others	—	1,045	(640)

Actual income tax expense	(38,495)	(20,870)	(73,018)

9 Income tax expense (continued)

(b) Reconciliation between tax expense and accounting (loss) / profit at applicable tax rates (continued):

(i)	Effective from January 1, 2008, the PRC statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to PRC tax at 25%, unless otherwise specified. Guangdong Mingyang and Jilin Mingyang are each qualified as an “Advanced and New Technology Enterprise” (“ANTE”), and are entitled to the preferential income tax rate of 15% from 2009 to 2011. Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”) and Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”) are each qualified as an ANTE and are entitled to the preferential income tax rate of 15% from 2011 to 2013. Management is of the view that the above ANTE qualified entities will continue their ANTE status upon renewals for another three years from their respective years of initial approvals.
(ii)	In view of the profitability of the Group’s major PRC subsidiaries in 2010, the management performed a reassessment as of December 31, 2010 and recognized previously unrecognized deferred tax assets of RMB39,301,000 in relation to the unused tax losses and other deductible temporary differences, for which management believes it is probable that future profits will be available against which those deductible temporary differences could be utilized. The assessment of the amount of deferred tax assets to be recognized was based on the forecasted profits of the relevant subsidiaries with reference to the sales contracts on hand, and planned production, installation and testing activities.

10 Property, plant and equipment

	Plant and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2010	47,197	90,225	11,407	5,399	8,373	17,647	180,248
Acquisition of Zhongshan Equipment (Note 4(a))	19,668	—	—	—	—	—	19,668
Additions	55,399	28,695	14,678	4,145	7,565	98,512	208,994
Transferred from construction in progress	64,432	7,297	2,061	—	—	(73,790)	—
Disposals	—	(88)	(143)	(1,788)	(88)	—	(2,107)

As of December 31, 2010	186,696	126,129	28,003	7,756	15,850	42,369	406,803

As of January 1, 2011	186,696	126,129	28,003	7,756	15,850	42,369	406,803
Acquisition of Zhongshan Investment (Note 4(c))	41,350	—	—	—	—	—	41,350
Additions	287	36,853	41,360	1,787	4,129	67,671	152,087
Transferred from construction in progress	63,965	1,903	6,563	—	—	(72,431)	—
Disposals	—	(6,687)	(1,950)	(1,520)	(356)	—	(10,513)

As of December 31, 2011	292,298	158,198	73,976	8,023	19,623	37,609	589,727

10 Property, plant and equipment (continued)

	Plant and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Accumulated depreciation:
As of January 1, 2010	1,398	17,723	2,877	4,587	1,208	—	27,793
Charge for the year	3,874	16,268	4,754	973	3,215	—	29,084
Written back on disposals	—	(30)	(94)	(1,225)	(37)	—	(1,386)

As of December 31, 2010	5,272	33,961	7,537	4,335	4,386	—	55,491

As of January 1, 2011	5,272	33,961	7,537	4,335	4,386	—	55,491
Charge for the year	10,537	18,413	10,454	3,428	2,540	—	45,372
Written back on disposals	—	(6,085)	(1,150)	(1,520)	(158)	—	(8,913)

As of December 31, 2011	15,809	46,289	16,841	6,243	6,768	—	91,950

Net book value:
As of December 31, 2010	181,424	92,168	20,466	3,421	11,464	42,369	351,312

As of December 31, 2011	276,489	111,909	57,135	1,780	12,855	37,609	497,777

As of December 31, 2011, certain plant and buildings with carrying amount of RMB40,859,000 is pledged as security for the Group’s bank loans of RMB100,000,000 (Note 22). As of December 31, 2010, none of the Group’s property, plant and equipment is pledged.

11 Intangible assets

	Unpatented technology	Goodwill	Total
	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2010	25,468	9,726	35,194
Additions	73,493	—	73,493

As of December 31, 2010, January 1, 2011 and December 31,2011	98,961	9,726	108,687

Accumulated amortization:
As of January 1, 2010	12,953	—	12,953
Charge for the year	9,400	—	9,400

As of December 31, 2010	22,353	—	22,353

As of January 1, 2011	22,353	—	22,353
Charge for the year	11,497	—	11,497

As of December 31, 2011	33,850	—	33,850

Net book value:
As of December 31, 2010	76,608	9,726	86,334

As of December 31, 2011	65,111	9,726	74,837

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

For the license of SCD technology of wind turbines with design capacity of 5MW or 6MW, the purchase price will be paid in installments from 2010 to 2012, of which the Group has made payment of Euro3,500,000 (RMB34,711,000) as of December 31, 2011 (Note 17). The Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 5MW or 6MW using SCD technology in 2012 (Note 29(c)).

(b) Goodwill

For the purpose of impairment testing, goodwill is allocated to the manufacture and sale of wind turbine blades cash generating unit which represent the lowest level within the Group at which the goodwill is monitored for internal management purpose. The recoverable amount of goodwill is estimated based on estimated discounted cash flows forecast. In forming this assumption the Group has used a combination of long term trends, industry forecasts and in house estimates. The recoverable amount was estimated to be higher than the carrying amount as of December 31, 2010 and 2011, and therefore no impairment was recognized for the years ended December 31, 2010 and 2011.

12 Lease prepayments

RMB’000
Cost:
As of January 1, 2010	16,414
Acquisition of Zhongshan Equipment (Note 4(a))	15,051
Additions	36,320

As of December 31, 2010	67,785

As of January 1, 2011	67,785
Acquisition of Zhongshan Investment (Note 4(c))	7,556
Additions	135,776

As of December 31, 2011	211,117

Accumulated amortization:
As of January 1, 2010	301
Charge for the year	1,142

As of December 31, 2010	1,443

As of January 1, 2011	1,443
Charge for the year	2,353

As of December 31, 2011	3,796

Net book value:
As of December 31, 2010	66,342

As of December 31, 2011	207,321

During the year ended December 31, 2010, the Group acquired from Mingyang Electrical the exclusive right to use two pieces of land for the manufacture plant and office building for a consideration of RMB33,351,000 (Note30(a)(i)).

During the year ended December 31, 2010, the Group made a payment in an amount of RMB1,954,000 to the local government to acquire the exclusive right to use a piece of land. As of December 31, 2010, the approval procedures from the local government in respect of the land have not been completed and therefore the amount paid by the Group of RMB1,954,000 was recorded in other prepayments. In October 2011, the procedures have been completed and the amount was recognized as lease prepayment.

During the year ended December 31, 2011, the Group acquired the exclusive rights to use a piece of land for the manufacture plant and office building for a consideration of RMB131,838,000.

12 Lease prepayments (continued)

As of December 31, 2011, an exclusive land use right with carrying amount of RMB7,487,000 is pledged as security for the Group’s bank loans of RMB100,000,000 (Note 22). As of December 31, 2010, none of the Group’s lease prepayment is pledged.

13 Investments in associates

	December 31
	2010	2011
	RMB’000	RMB’000
Share of net assets	41,362	43,637

Name of associates	Form of business structure	Place of incorporation and operation	Paid in capital as of December 31, 2011		Percentage of equity interests as of December 31,		Principal activities
					2010	2011
			RMB’000
Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd. (“Jinneng Mingyang”)	Incorporated	Tianjin	RMB	83,000	34.94%	34.94%	Manufacture and sales of wind turbines
Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. (“Inner Mongolia Equipment”)	Incorporated	Inner Mongolia	RMB	20,000	33%	33%	Manufacture and sales of wind turbines

13 Investments in associates (continued)

	Note	Total assets	Total liabilities	Net assets	Income	Expenses	Profit / (loss)	Group’s share of net assets	Group’s share of profit / (loss)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2010
Jinneng Mingyang		310,975	220,474	90,501	19,765	(11,823)	7,942	31,621	2,775
Inner Mongolia Equipment	(i)	19,519	—	19,519	—	(481)	(481)	9,741	(159)

		330,494	220,474	110,020	19,765	(12,304)	7,461	41,362	2,616

2011
Jinneng Mingyang		302,323	207,599	94,724	25,789	(21,453)	4,336	33,136	1,515
Inner Mongolia Equipment	(i)	330,270	308,233	22,037	259,121	(256,817)	2,304	10,501	760

		632,593	515,832	116,761	284,910	(278,270)	6,640	43,637	2,275

(i)	On July 28, 2010, Guangdong Mingyang entered into a shareholders’ agreement with a natural person with respect to the establishment of Inner Mongolia Equipment in Inner Mongolia. The registered capital of Inner Mongolia Equipment is RMB30,000,000. According to the shareholders’ agreement, Guangdong Mingyang and the natural person agreed to make cash injection of RMB9,900,000 and RMB20,100,000 to Inner Mongolia Equipment, representing 33% and 67% of the registered capital in Inner Mongolia Equipment, respectively. As of December 31, 2011, Guangdong Mingyang has made cash injections of RMB9,900,000 in full and the natural person has made the first phase of its cash injections of RMB10,100,000. The outstanding cash injections of RMB10,000,000 is expected to be received from the natural person in 2012. Pursuant to the Articles of Association of Inner Mongolia Equipment, Guangdong Mingyang and the natural person have 33% and 67% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively.

14 Investments in jointly controlled entities

	December 31
	2010	2011
	RMB’000	RMB’000
Share of paid-in capital	—	246,610
Income from investment in jointly controlled entities	—	9,260

Total	—	255,870

Name of jointly controlled entities	Form of business structure	Place of incorporation and operation	Paid in capital as of December 31, 2011		Percentage of equity interests as of December 31,		Principal activities
					2010	2011
			RMB’000
Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd. (“Zhongdan Ruihao”)	Incorporated	Heilongjiang	RMB	135,000	—	88.89%	Development and operation of wind farms
Inner Mongolia Huitengxile Generator Co., Ltd. (“Huitengxile Generator”)	Incorporated	Inner Mongolia	RMB	120,000	—	58.33%	Development and operation of wind farms
Inner Mongolia Huifeng New Energy Co., Ltd. (“Huifeng New Energy”)	Incorporated	Inner Mongolia	RMB	111,000	—	51.00%	Development and operation of wind farms

14 Investments in jointly controlled entities (continued)

	Note	Total assets	Total liabilities	Net assets	Income	Expenses	Profit / (loss)	Group’s share of paid-in capital	Group’s share of profit / (loss)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2011
Zhongdan Ruihao	(i)	135,027	408	134,619	—	(381)	(381)	120,000	—
Huitengxile Generator	(ii)	138,901	20,328	118,573	—	(149)	(149)	70,000	—
Huifeng New Energy	(iii)	144,139	33,230	110,909	—	(85)	(85)	56,610	—

		418,067	53,966	364,101	—	(615)	(615)	246,610	—

14 Investments in jointly controlled entities (continued)

(i)	On June 24, 2011, Guangdong Mingyang entered into a shareholders’ agreement with Daqing Longjiang Wind Power Generating Co. Ltd. (“Daqing Longjiang”) pursuant to which it would contribute cash of RMB120,000,000 into the registered capital of Zhongdan Ruihao. Upon the capital contribution, Guangdong Mingyang and Daqing Longjiang each hold 88.89% and 11.11% registered capital interest of Zhongdan Ruihao, respectively. Guangdong Mingyang also entered into an agreement with Zhongdan Ruihao to sell certain wind turbines and provide relevant maintenance service to Zhongdan Ruihao. In accordance with the shareholders’ agreement, Daqing Longjiang is obligated to repurchase the equity interests in Zhongdan Ruihao held by Guangdong Mingyang upon completion of the durability test of all wind turbines sold by Guangdong Mingyang to Zhongdan Ruihao within five years. Guangdong Mingyang is entitled to a fixed annual return of 15% of the amount it contributed to the registered capital of Zhongdan Ruihao (RMB120,000,000). The amount of the fixed-rate annual return will be settled by Daqing Longjiang when Daqing Longjiang repurchases the equity interests in Zhongdan Ruihao held by Guangdong Mingyang. According to the shareholders’ agreement, unanimous consent between Guangdong Mingyang and Daqing Longjiang is required for all strategic financial and operating decisions of Zhongdan Ruihao. Guangdong Mingyang is not entitled to any dividend or residual interest of Zhongdan Ruihao except for the fixed annual return of 15% mentioned above. As of December 31, 2011, no wind turbines have been sold to Zhongdan Ruihao and the repurchase of equity interests in Zhongdan Ruihao by Daqing Longjiang has not commenced.
(ii)	On September 9, 2011, Guangdong Mingyang entered into a shareholders’ agreement with Inner Mongolia Tesite Power Generation Co., Ltd. (“Inner Mongolia Tesite”) pursuant to which it would contribute cash of RMB70,000,000 into the registered capital of Huitengxile Generator. Upon the capital contribution, Guangdong Mingyang and Inner Mongolia Tesite each hold 58.33% and 41.67% registered capital interest of Huitengxile Generator, respectively. Guangdong Mingyang also entered into an agreement with Huitengxile Generator to sell certain wind turbines and provide relevant maintenance service to Huitengxile Generator. Inner Mongolia Tesite is obligated to repurchase the 58.33% equity interests in Huitengxile Generator held by Guangdong Mingyang upon completion of verification of Guangdong Mingyang’s capital injection to Huitengxile Generator within three years. Guangdong Mingyang is entitled to a fixed annual return of 16% of the amount it contributed to the registered capital of Huitengxile Generator (RMB70,000,000). The amount of the fixed-rate annual return is to be settled by Inner Mongolia Tesite when Inner Mongolia Tesite repurchases the equity interests in Huitengxile Generator held by Guangdong Mingyang. According to the shareholders’ agreement, unanimous consent between Guangdong Mingyang and Inner Mongolia Tesite is required for all strategic financial and operating decisions of Huitengxile Generator. Guangdong Mingyang is not entitled to any dividend or residual interest of Huitengxile Generator except for the fixed annual return of 16% mentioned above. As of December 31, 2011, no wind turbines have been sold to Huitengxile Generator and the repurchase of equity interests in Huitengxile Generator by Inner Mongolia Tesite has not commenced.

14 Investments in jointly controlled entities (continued)

(iii)	On July 21, 2011, Guangdong Mingyang entered into a shareholders’ agreement with Chifeng Huifeng New Energy Co., Ltd., Keshiketeng Qi Huifeng New Energy Co., Ltd., Wengniute Qi Huifeng New Energy Co., Ltd., and a natural person (together referred to as “The Other Shareholders”) pursuant to which it would contribute cash of RMB56,610,000 into the registered capital of Huifeng New Energy. Upon the capital contribution, Guangdong Mingyang and The Other Shareholders each hold 51.00% and 49.00% registered capital interest of Huifeng New Energy, respectively. Guangdong Mingyang also entered into an agreement with Huifeng New Energy to sell certain wind turbines and provide relevant maintenance service to Huifeng New Energy. The Other Shareholders are obligated to repurchase the equity interests in Huifeng New Energy held by Guangdong Mingyang within three years after Huifeng New Energy obtains bank loans to support its operations. Guangdong Mingyang is entitled to a 16% fixed annual return of the amount it contributed into the registered capital of Huifeng New Energy (RMB56,610,000). The amount of the fixed-rate return of 16% is to be settled by The Other Shareholders when The Other Shareholders repurchase the equity interests in Huifeng New Energy held by Guangdong Mingyang. According to the shareholders’ agreement, unanimous consent between Guangdong Mingyang and The Other Shareholders is required for all strategic financial and operating decisions of Huifeng New Energy. Guangdong Mingyang is not entitled to any dividend or residual interest of Huifeng New Energy except for the fixed annual return of 16% mentioned above. As of December 31, 2011, no wind turbines have been sold to Huifeng New Energy and the repurchase of equity interests in Huifeng New Energy by The Other Shareholders has not commenced.

The investments in these entities are accounted for as investments in jointly controlled entities. The Group recognized income from investments in jointly controlled entities of RMB9,260,000 for the year ended December 31, 2011 (Note 8(a)), representing the fixed rate returns of the total amount it contributed to the jointly controlled entities. Under the terms of each of the shareholder agreements, Guangdong Mingyang is not entitled to share in the entities’ operating results. Therefore, the Group’s share of these entities’ net assets are limited to the Group’s respective shares of these entities’ registered capital and the amount of the fixed rate return, and the Group’s share of these entities’ loss is nil.

15 Inventories

(a) Inventories in the consolidated statements of financial position comprise:

	December 31,
	2010	2011
	RMB’000	RMB’000
Raw materials	250,837	446,455
Work in progress	28,847	72,155
Finished goods	1,615,521	1,319,211

	1,895,205	1,837,821

(b) The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	1,049,874	4,249,668	4,322,456
Write down of inventories	8,265	—	3,493
Reversal of write-down of inventories	—	—	(5,491)

Inventories recognized as an expense (Note 8(b))	1,058,139	4,249,668	4,320,458

The carrying amounts of inventories are stated at lower of cost or net realizable value. The reversal of write-down of inventories made in prior years relates to inventories that were sold in 2011.

The Group’s finished goods include wind turbines of RMB418,587,000 and RMB872,998,000 as of December 31, 2010 and 2011, respectively, that were delivered to and accepted by the customers but installation and inspection testing were not completed.

The Group’s finished goods include wind turbines of RMB794,092,000 and RMB17,035,000 as of December 31, 2010 and 2011, respectively, that were delivered to the customers’ locations but not yet accepted by the customers.

16 Trade and other receivables

		December 31,
		2010	2011
		RMB’000	RMB’000
Current
Trade receivables
— Third parties		2,645,432	3,900,456
— Related parties (Note 30(a))		122,859	332,222

		2,768,291	4,232,678
Allowance for doubtful debts	(b)	—	(61,827)

		2,768,291	4,170,851
Bills receivable
— Third parties		44,000	741,431

Other receivables
— Third parties		49,020	205,167
— Related parties		217	5,150

Loans and receivables		2,861,528	5,122,599

Construction contracts in progress	(f)	—	22,088

Deposits
— Third parties		33,330	57,159
— Related parties		944	2,149

Total deposits		34,274	59,308

		2,895,802	5,203,995

Non-current
Trade receivables (retention receivables)
— Third parties		218,670	462,961
— Related parties (Note 30(a))		12,333	—

		231,003	462,961

16 Trade and other receivables (continued)

According to the wind turbine sale agreements, the customers are required to make payments in installments, which generally include an upfront payment of approximately 10% of the sale price of the wind turbines within one month of signing of the sale agreements; a second payment of approximately 10% to 20% of the sale price of the wind turbines within three months of the signing of the sale agreements and upon receipt by the customers of evidence of supply contracts the Group has entered into to fulfill the wind turbine sale agreements; payments of approximately 30% to 60% of the sale price of the wind turbines within one month after each scheduled delivery; and a payment of approximately 5% to 30% of the sale price of the wind turbines within up to one month after the wind turbines are installed and have passed the durability test. The final 5% to 10%, if any, of the sale price of the wind turbines is retained by the Group’s customers and payable within up to one month after the end of the warranty period, which normally lasts for two to six years after the turbines pass the durability test.

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

Trade receivables include retention receivables of RMB467,003,000 and RMB842,605,000, relating to sale of wind turbines as of December 31, 2010 and 2011, respectively. The current portion of retention receivables amounted to RMB236,000,000 and RMB379,644,000, respectively, as of December 31, 2010 and 2011. The non-current portion of retention receivables have been discounted with the difference between the contractual amount and the present value of the estimated future cash flows recorded in deferred income, which amounted to RMB6,777,000, RMB33,882,000 and RMB83,572,000, as of December 31, 2009, 2010 and 2011, respectively (Note 25). RMB273,000, RMB614,000 and RMB4,291,000, was amortized into interest income during the years ended December 31, 2009, 2010 and 2011, respectively. The discount rate applied to the estimated future cash flows was based on the market bank borrowing rate with similar maturity.

To reduce the Group’s credit risk, management requires certain customers to pay for the Group’s products and services by bills receivable. Bills receivable represents short-term notes receivable issued by financial institutions or our customers that entitles the Group to receive the full face amount from the financial institutions upon maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable. As disclosed in Note 29(e), the Group retains limited recourse exposure on bills receivable that it has sold prior to their maturity.

Trade and other receivables from related parties are set out in Note 30.

16 Trade and other receivables (continued)

(a) Ageing analysis

Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis as of the end of the reporting period:

	December 31,
	2010	2011
	RMB’000	RMB’000
Current	1,220,514	2,372,893

Less than 1 month past due	144,143	88,585
1 to 3 months past due	761,363	578,798
More than 3 months but less than 12 months past due	344,920	840,182
Amount past due over 12 months	297,351	290,393

Amount past due	1,547,777	1,797,958

	2,768,291	4,170,851

Trade receivables are due within 30 days from the date of billing.

The past-due amounts of trade receivables as of December 31, 2010 and 2011 are mainly attributable to the following factors:

(i)	Most of the Group’s customers are state-owned enterprises in the PRC and payments made by these enterprises are subject to complex internal application and approval procedures, which normally take several months from the time when payment applications are initiated until the payments are finally approved and processed.

(ii)	The Group’s customers usually finance wind farm projects through loans or other sources, which may not be obtained or drawn down as originally planned. If the financing is postponed, agreed payment schedules in the relevant wind turbine sale agreements are affected.

The Group’s exposure to credit risk is disclosed in Note 28(a).

16 Trade and other receivables (continued)

(b) Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movement in the allowance for doubtful debts during the year is as follows:

	2010	2011
	RMB’000	RMB’000
At January 1	—	—
Provisions for allowance for doubtful debts	—	131,399
Utilization	—	(69,572)

At December 31	—	61,827

As of December 31, 2011, the allowance for doubtful debts included the estimated amount of RMB45,223,000 for settlement of long outstanding aged trade receivables. The amount was estimated with reference to the financial arrangement fee charged by banks for the settlement of trade receivables during the year. During the year ended December 31, 2011, the amount paid to banks for the settlement of trade receivables was RMB69,572,000.

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000
Neither past due nor impaired	1,220,514	2,372,893

16 Trade and other receivables (continued)

(d) Deferred revenue

The Group defers revenue attributable to the delivery of the wind turbine until the installation supervision services have been provided by the Group, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, and inspection testing of the wind turbine has been completed and accepted by the customer. The amounts that have been billed by the Group for wind turbines that have been delivered to the customer location but the related installation and inspection testing have not been completed are recorded in “Deferred revenue” in the consolidated statements of financial position. Deferred revenue amounted to RMB432,009,000 and RMB606,817,000 as of December 31, 2010 and 2011, respectively.

(e) Pledge of trade receivables

As of December 31, 2010 and 2011, trade receivables amounted to RMB304,876,000 and RMB600,960,000 were pledged as security for short-term bank loans of RMB200,000,000 and RMB402,000,000, respectively (Note 22).

(f) Construction contracts in progress

As of December 31, 2011, aggregate costs incurred under open construction contracts and recognized profits, net of recognized losses, amounted to RMB22,088,000.

17 Prepayments

	December 31,
	2010	2011
	RMB’000	RMB’000
Current
Prepayments to suppliers	187,702	83,120
Other prepayments	13,439	7,902

	201,141	91,022

Non-current
Prepayment for purchase of intangible assets	14,339	34,711
Other prepayments	2,156	5,579

	16,495	40,290

In order to secure a stable supply of raw materials, the Group makes prepayments to certain suppliers. As of December 31, 2010 and 2011, prepayments to suppliers of RMB187,702,000 and RMB83,120,000, respectively, represented the amount of raw materials that the Group expects to take delivery within twelve months from the reporting date.

18 Other current assets

Other current assets as of December 31, 2010 and 2011 represented value-added tax recoverable of RMB11,444,000 and RMB5,239,000, respectively, which is expected to be utilized within one year.

19 Pledged bank deposits

Pledged bank deposits represent cash pledged to banks as security for the following:

	December 31,
	2010	2011
	RMB’000	RMB’000
Letter of credit	16,214	64,231
Letter of guarantee	4,724	99,094
Bank acceptance	111,029	83,670
Short-term bank loans	—	5,800

	131,967	252,795

20 Cash and cash equivalents

Cash and cash equivalents represent cash at bank and in hand.

Included in cash and cash equivalents are RMB773,718,000 and RMB127,683,000 equivalent amounts that are denominated in currencies other than the functional currencies of the Group entities as of December 31, 2010 and 2011, respectively.

Certain of the cash and cash equivalents denominated in RMB are deposited with several state-controlled banks in the PRC in the ordinary course of business. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

21 Trade and other payables

	December 31,
	2010	2011
	RMB’000	RMB’000
Current
Trade payables	1,135,381	1,439,039
Bills payable	2,003,856	1,710,819
Receipt in advance	177,657	585,052

	3,316,894	3,734,910

Accrued expense and other payables	199,875	212,115
Amounts due to related parties (Note 30(a))	115,773	648,491

	3,632,542	4,595,516

Non-current
Trade payables	38,525	120,243

Certain suppliers requested the Group to pay by means of bills payable so as to ensure they can receive payments on time. Bills payable represent short-term notes payable issued by financial institutions to the Group’s suppliers. Upon maturity of the bills, the suppliers receive the face amount of the bills from the financial institutions and the Group pays the same amount plus a bank charge of approximately 0.05% to 0.75% of the face amount to the financial institutions. As of December 31, 2010 and 2011, all bills payable mature within twelve months from the reporting date.

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

As of December 31, 2010 and 2011, trade payables expected to be settled after more than one year amounted to RMB38,525,000 and RMB120,243,000, respectively. All of the other trade and other payables (excluding receipt in advance) are expected to be settled within one year or are repayable on demand.

22 Short-term bank loans

	December 31,
	2010	2011
	RMB’000	RMB’000
Bank loans
— secured	200,000	502,000
— unsecured	280,000	130,000

	480,000	632,000

Short-term bank borrowings outstanding as of December 31, 2010 and 2011 bear a weighted average interest rate of 5.05% and 5.57% per annum, respectively. The bank borrowings are primarily obtained for general working capital, and have maturity terms ranging from six to twelve months.

As of December 31, 2010 and 2011, bank loans of nil and RMB100,000,000 are secured by pledged bank deposits of nil and RMB5,800,000 (Note 19), certain plant and buildings with carrying amount of nil and RMB40,859,000 (Note 10), and a land use right with carrying amount of nil and RMB7,487,000 (Note 12), respectively.

As of December 31, 2010 and 2011, bank loans of RMB200,000,000 and RMB402,000,000 are secured by pledged trade receivables of RMB304,876,000 and RMB600,960,000 (Note 16(e)), respectively.

As of December 31, 2010, RMB180,000,000 of the unsecured bank borrowings are guaranteed by either Mingyang Electrical, Zhang Chuanwei or Mingyang Longyuan Electric Co., Ltd. (“Mingyang Longyuan”), a wholly owned subsidiary of Mingyang Electrical. In addition, as of December 31, 2010, RMB110,000,000 of the short-term bank loans that are secured by pledged trade receivables are also guaranteed by Mingyang Electrical and Zhang Chuanwei. As of December 31, 2011, none of the Group’s bank borrowings are guaranteed by related parties or third parties.

Mingyang Electrical, Zhang Chuanwei and Mingyang Longyuan did not receive any consideration from the Group for being the guarantor of the Group’s bank borrowings. The estimated fair value of the guarantees was determined to be immaterial.

The Group has unutilized bank facilities of RMB1,384,621,000 and RMB3,402,233,000 as of December 31, 2010 and 2011, respectively.

23 Income tax in the consolidated statements of financial position

(a) Income tax payable in the consolidated statements of financial position represents:

	December 31,
	2010	2011
	RMB’000	RMB’000
PRC income tax – balance of provision for the year	43,506	35,908

23 Income tax in the consolidated statements of financial position (continued)

(b) Deferred tax assets and liabilities recognized:

The components of deferred tax assets / (liabilities) recognized in the consolidated statements of financial position and the movements during the year are as follows:

	Deferred revenue	Deferred income	Accrual on warranty liability	Unused tax losses	Intangible assets	Property, plant and equipment	Unrealized profit of inventories	Trade receivable provision	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2010	13,401	132	1,228	915	(10,040)	(4,463)	—	—	—	1,173
Credited / (charged) to profit or loss	26,290	7,200	41,712	(915)	(13,052)	1,078	13,797	—	83	76,193

As of December 31, 2010	39,691	7,332	42,940	—	(23,092)	(3,385)	13,797	—	83	77,366

As of January 1, 2011	39,691	7,332	42,940	—	(23,092)	(3,385)	13,797	—	83	77,366
Credited / (charged) to profit or loss	1,100	23,231	10,714	—	23,092	(595)	(8,611)	9,274	(3,394)	54,811

As of December 31, 2011	40,791	30,563	53,654	—	—	(3,980)	5,186	9,274	(3,311)	132,177

23 Income tax in the consolidated statements of financial position (continued)

(b) Deferred tax assets and liabilities recognized (continued):

	December 31,
	2010	2011
	RMB’000	RMB’000
Deferred tax assets recognized in the consolidated statements of financial position	77,366	134,386
Deferred tax liabilities recognized in the consolidated statements of financial position	—	(2,209)

(c) Deferred tax assets not recognized:

In accordance with the accounting policy set out in Note 3(q), as of December 31, 2010 and 2011, the Group has not recognized deferred tax assets in respect of unused tax losses of RMB11,656,000 and RMB12,880,000 and other temporary differences of RMB9,451,000 and RMB20,677,000 respectively. The Group determined that it was not probable that these tax losses and other temporary differences could be utilized in the foreseeable future. As of December 31, 2011, unused tax losses of RMB28,000, RMB11,628,000 and RMB1,224,000 will expire in 2014, 2015 and 2016, respectively, if unused.

(d) Deferred tax liabilities not recognized:

At December 31, 2011, taxable temporary differences relating to the undistributed profits of the Group’s PRC subsidiaries amounted to RMB257,874,000. No deferred tax liabilities was recognized in respect of the 10% or 5% PRC dividend withholding tax that would be payable on the distribution of the undistributed profits as the Company controls the dividend policy of these subsidiaries and it is probable that these profits will not be distributed in the foreseeable future.

24 Provisions

Provisions represent wind turbine warranties.

	December 31,
	2010	2011
	RMB’000	RMB’000
As of January 1	41,518	211,117
Additions	180,804	180,139
Provisions utilized	(11,205)	(38,189)

As of December 31	211,117	353,067

Current portion	98,391	146,774
Non-current portion	112,726	206,293

As of December 31	211,117	353,067

The Group’s wind turbines are typically sold with a two-year warranty for defects in materials and workmanship. Upon the request by the Group’s customers, some of the wind turbines are sold with a longer warranty period of up to six years. The warranty period formally starts after the wind turbines have passed the durability test. Other than the warranty period stated in the contracts, the Group also has the obligations for defects in materials and workmanship during the period from the time when the wind turbines are accepted by customers until the completion of the durability test. Based on historical experience, this additional warranty period did not cause the Group to incur significant costs. During the warranty period, if the annual utilization rate of a wind turbine falls below 95%, or if the actual annual output of the wind turbines falls below 95% of its designed output, the Group is subject to a penalty of up to 15% of the contract amount relating to sale of the wind turbine. Further, if the annual utilization rate of a wind turbine falls below 75%, or if the actual annual output falls below 75% of its designed output, the customer has a right to have the Group replace or fix the defective components. These obligations are treated and considered as part of the overall warranty obligation. Since the Group has limited historical experience, management estimated the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. Management has compared the terms of its warranty, the design and technology of its wind turbines with those of other companies in the same business, and believes the Group’s wind turbines are within industry norms and comparable to these companies in terms of technology and durability. Management also considers the warranty provided by the Group’s component suppliers, which typically provide warranties for a period ranging from 6 months up to 66 months after the components are delivered and accepted by the Group, in estimating the cost of the warranty obligations. Based on management’s best estimate of the cost of warranty obligations, with reference to the warranty provided by the Group’s component suppliers and the experience of other enterprises in the same industry, the Group has provided a warranty accrual equivalent of 3.3% of revenue from sale of wind turbines for the years ended December 31, 2009, 2010 and 2011.

24 Provisions (continued)

Actual warranty costs incurred or claimed are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from estimates, the Group will revise its warranty provisions accordingly.

In addition to the two-to-six-year warranty period, the Group may also be required to replace key components throughout the designed life time of the wind turbines at no additional cost to the Group’s customers in a timely manner if the wind turbines have defects in design, manufacturing process or materials caused by the Group (“Life Time Warranty Requirement”). Given the stable performance of the wind turbines that have been commissioned and are in operation, the Group was able to renegotiate and cancel the potential obligations for the Life Time Warranty Requirement that are specified in sales contracts for which revenues have been recognized for nil consideration. Therefore, no additional warranty costs were accrued for the Life Time Warranty Requirement.

25 Deferred income

		December 31,
	Note	2010	2011
		RMB’000	RMB’000
Non-current
Discount effect of retention receivables	16	22,501	55,789
Government grants	6	92,967	119,426

		115,468	175,215

Current
Discount effect of retention receivables	16	11,381	27,783

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

26 Share capital and reserves (continued)

(a) Share capital and capital reserves (continued)

The amounts contributed to Guangdong Mingyang prior to the Reorganization are presented as “equity contributions” in the consolidated statements of changes in equity. Equity contributions attributable to the shareholders of the Company of RMB520,921,000 for the year ended December 31, 2009 was recorded as “capital reserves” within the consolidated statements of changes in equity.

Pursuant to the Articles of Association of Guangdong Mingyang, as amended, the equity holders of Guangdong Mingyang were required to contribute an additional RMB42,102,000 to Guangdong Mingyang in 2009. Such amount was initially recorded as “receivable for capital reserves” and presented as a reduction of equity. The amount was subsequently received in March 2010.

In October 2010, in connection with its initial public offering in the U.S. market, the Company issued 25,000,000 ordinary shares with par value of US$0.001 each, at a price of US$14.00 per share to investors. Net proceeds from such issue amounted to RMB2,163,460,000 (after offsetting issuance costs of RMB181,926,000), of which RMB168,000 and RMB2,163,292,000 were recorded in share capital and capital reserves respectively.

Issued share capital represents the par value of ordinary shares issued. As of December 31, 2009, the Company had 1,000 ordinary shares (pre-split) issued and outstanding at par value of US$0.001 per share. As of December 31, 2010 and 2011, the Company had 125,000,000 ordinary shares issued and outstanding at par value of US$0.001 per share.

As described in Note 2(b), the non-controlling interests in Guangdong Mingyang owned by Mingyang Electrical did not participate in the Share Exchange and remained as the 1% equity holder of Guangdong Mingyang after the Reorganization. In December 2010, Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd., a wholly-owned subsidiary of the Company, made a cash capital injection of US$200,000,000 into Guangdong Mingyang. After the capital injection, the Company in aggregate owns 99.16% equity interest of Guangdong Mingyang. The 1% equity interest of Guangdong Mingyang previously held by Mingyang Electrical was diluted to 0.84% as a result of the capital injection which resulted in a reduction of the non-controlling interests by RMB9,277,000. Equity amounts of Guangdong Mingyang are allocated between the shareholders of the Company and the non-controlling interests based on the carrying amounts of Guangdong Mingyang’s net assets and the portion of the net assets attributable to the Company and the non-controlling interests.

26 Share capital and reserves (continued)

(b) Translation reserves

The translation reserves comprise all foreign currency differences arising from the translation of the financial statements of foreign operations.

(c) Reserve for own shares

When the Company repurchases its own ordinary shares, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by the Group. As of December 31, 2011, the Group held 2,249,951 ordinary shares equivalent to 2,249,951 American Depository Shares (“ADSs”).

(d) Share-based payment arrangements

(i) Equity-settled share options program in 2010

On August 31, 2010, the 2010 equity incentive plan was approved by the shareholders of the Company. On September 30, 2010, the Company granted a total of 4,600,000 share options to certain directors, officers and other employees. The share options have a contractual term of five years. The exercise price of these share options is US$8.40 per share and the grant date fair value of these share options amounted to US$40,949,000 (RMB274,403,000). The fair value was based on a valuation conducted by an independent valuation firm. RMB34,445,000 and RMB112,509,000, were recognized as staff costs in respect of the share options (Note 7) with a corresponding credit to capital reserves during the years ended December 31, 2010 and 2011, respectively.

26 Share capital and reserves (continued)

(d) Share-based payment arrangements (continued)

(i) Equity-settled share options program in 2010 (continued)

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

The share options granted by the Company have a vesting term of four years, that is 25% of the share options granted shall vest and become exercisable on each of the first, second, third and fourth anniversaries of the grant date. The number of share options under the share options program is as follows:

	2010 in thousands	2011 in thousands
Outstanding at January 1,	—	4,600
Forfeited during the year	—	(170)
Exercised during the year	—	—
Expired during the year	—	—
Granted during the year	4,600	—

Outstanding at December 31,	4,600	4,430

Exercisable at December 31,	—	1,108

26 Share capital and reserves (continued)

(e) Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholders’ returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group monitors its capital structure on the basis of a debt-to-equity ratio. For this purpose, debt is defined as short-term bank loans and bills payable.

The Group’s strategy is to maintain an optimal capital structure to reduce cost of capital. In order to maintain it, the Group may invite funds from potential investors, raise new debt financing or sell assets to reduce debt.

The debt-to-equity ratio as of December 31, 2010 and 2011 was as follows:

	Note	2010	2011
		RMB’000	RMB’000
Bills payable	21	2,003,856	1,710,819
Short-term bank loans	22	480,000	632,000

Debts		2,483,856	2,342,819

Total equity		3,527,197	3,898,689

Debt-to-equity ratio		70.4%	60.1%

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

27 (Loss) / earnings per share

For the purpose of calculating basic and diluted (loss) / earnings per share, the number of ordinary shares used in the calculation has been retroactively adjusted to reflect the share split in February 2010 (see Note 26(a)), the shares issued in the Reorganization (see Note 2(b)), and the shares issued upon incorporation of the Company, as if these events had occurred at the beginning of the earliest period presented and these shares had been outstanding for all periods.

27 (Loss) / earnings per share (continued)

(a) Basic and diluted (loss) / earnings per share

	2009	2010	2011
	RMB’000	RMB’000	RMB’000
(Loss) / profit attributable to shareholders of the Company	(221,313)	702,135	292,993

Weighted average number of ordinary shares	100,000,000	106,250,000	124,450,310

Basic (loss) / earnings per share (RMB per share)	(2.21)	6.61	2.35

The amounts of diluted (loss) / earnings per share are the same as basic (loss) / earnings per share as there were no potential dilutive ordinary shares for both the current and prior years. In the calculation of diluted earnings per share, the Company excluded nil, 4,600,000 and 4,430,000 potential ordinary shares issuable upon exercise of employee share options for the year ended December 31, 2009, 2010 and 2011, respectively, as their effect would be anti-dilutive.

(b) Weighted average number of ordinary shares

	2009	2010	2011
Issued ordinary shares as of January 1	100,000,000	100,000,000	125,000,000
Effect of shares issued upon IPO	—	6,250,000	—
Effect of own shares held	—	—	(549,690)

Weighted average number of ordinary shares as of December 31	100,000,000	106,250,000	124,450,310

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

28 Financial risk management and fair values (continued)

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

As of December 31, 2010 and 2011, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB1,935,237,000 and RMB1,173,476,000 respectively was deposited in the bank accounts of China Construction Bank and Industrial and Commercial Bank of China.

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group’s exposure to credit risk of trade receivables is influenced mainly by the individual characteristics of each customer and therefore credit risk primarily arises when the Group has significant exposure to individual customers. The Group’s exposure to credit risk is highly concentrated in a number of state owned enterprise customers which operate in the wind power generating industry in the PRC. As of December 31, 2010, 42.41% and 87.12%, of the total trade receivables were due from the Group’s largest and the five largest customers, respectively. As of December 31, 2011, 23.53% and 80.22% of the total trade receivables were due from the Group’s largest and the five largest customers, respectively.

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

28 Financial risk management and fair values (continued)

(b) Liquidity risk

The Board of Directors of the Company is responsible for the Group’s overall cash management and the raising of borrowings to cover expected cash demands. The Group’s policy is to regularly monitor its liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily liquid marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and long term.

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

28 Financial risk management and fair values (continued)

(b) Liquidity risk (continued)

	2011
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivative financial liabilities
Short-term bank loans	296,546	359,077	—	655,623	632,000
Trade and other payables (exclude receipt in advance)	4,010,464	—	120,243	4,130,707	4,130,707

	4,307,010	359,077	120,243	4,786,330	4,762,707

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group seeks to manage and control the market risks to minimize potential adverse effects on the Group’s financial performance, and use derivative instruments when deemed appropriate. All such transactions are carried out within the guidelines set by the Board of Directors.

(i) Currency risk

The Group is exposed to currency risk primarily through purchases which give rise to payables that are denominated in a foreign currency. That is, a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily Euros (“EUR”), USD and HKD.

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

In addition, the functional currency of the Company is USD. As of December 31, 2011, the Company has cash and cash equivalents of RMB127,117,000 denominated in RMB.

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

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31,2010
	USD	EUR	HKD	RMB
Cash and cash equivalents	28,044	17,656	141	727,877
Trade and other payables	(34,224)	(63,543)	—	—

	(6,180)	(45,887)	141	727,877
Foreign exchange forward contracts	(63,696)	61,646	—	—

Net exposure	(69,876)	15,759	141	727,877

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2011
	USD	EUR	HKD	RMB
Cash and cash equivalents	94	10	—	127,117
Pledged bank deposit	—	25,089	—	70,184
Trade and other payables	(2,213)	(9,237)	(4,053)	—

Net exposure	(2,119)	15,862	(4,053)	197,301

28 Financial risk management and fair values (continued)

(c) Market risk (continued)

(i) Currency risk (continued)

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s (loss) / profit after tax (and accumulated losses or retained earnings) that would arise if foreign exchange rates to which the Group has significant exposure at the reporting date had changed at that date, assuming all other risk variables remained constant.

	2010			2011
	Appreciation in RMB	Increase / (decrease) in profit after tax	Decrease / (increase) in accumulated losses	Appreciation in RMB	Increase / (decrease) in profit after tax	Increase / (decrease) in retained earnings
		RMB’000	RMB’000		RMB’000	RMB’000
USD	3%	23,618	23,618	3%	5,615	5,615
EUR	1.5%	(201)	(201)	1.5%	(202)	(202)
HKD	3%	(4)	(4)	3%	122	122

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

28 Financial risk management and fair values (continued)

(c) Market risk (continued)

(ii) Interest rate risk

Interest rate risk arises primarily from short-term bank loans and pledged bank deposits, and cash and cash equivalents. The interest rates of short-term bank loans as at reporting dates were at a fixed rate.

Profile

At the reporting dates the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2010	2011
	RMB’000	RMB’000
Fixed rate instruments
Short-term bank loans	(480,000)	(632,000)

Variable rate instruments
Cash and cash equivalents	2,485,972	1,339,496
Pledged bank deposits	131,967	252,795

	2,617,939	1,592,291

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

	2010	2011
	RMB’000	RMB’000
100 basis point increase	23,440	13,686

A 100 basis point decrease would have had the equal but opposite effect on the above financial instruments to the amounts shown above, on the basis that all other variables remain constant.

29 Commitments, contingencies and guarantees

(a) Operating lease commitments

At the reporting date, the Group’s total future minimum lease payments under non-cancellable operating leases are as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000
Within 1 year	28,746	9,496
After 1 year but within 5 years	7,229	—

	35,975	9,496

The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

As of December 31, 2011, the total operating lease commitments included commitments to Jinneng Mingyang of RMB7,229,000 for the lease of land and buildings.

(b) Capital commitments

As of December 31, 2011 the Group has contractual capital commitments of RMB74,862,000 to third party contractors for purchases of property, plant and equipment.

(c) Purchase commitments

The Group has entered into several purchase agreements with certain suppliers for the purchase of raw materials used in the manufacture of wind turbines. As of December 31, 2011, the Group has future minimum purchase commitments of RMB 3,457,264,000, which included commitments of RMB152,566,000 to Tianjin REnergy Electric Co., Ltd. (“REnergy”), RMB70,696,000 to Mingyang Longyuan and RMB37,675,000 to Mingyang Electrical. The Group expects the raw materials under these purchase agreements to be delivered within 12 months from the reporting date.

Under a license agreement entered into between the Group and a third party in 2008, the purchase price of the exclusive license rights of SCD technology for the manufacture of wind turbines with design capacity of 5MW or 6MW was Euro12,000,000, of which the Group has made down payment of Euro3,500,000 (RMB34,711,000) as of December 31, 2011 (Note 11(a) and Note 17). As of December 31, 2011, the Group’s purchase commitment under the license agreement was Euro8,500,000 (RMB69,381,000).

29 Commitments, contingencies and guarantees (continued)

(c) Purchase commitments (continued)

Pursuant to the license agreement, upon the issuance of the clearance for the series production of the SCD wind turbines with design capacity of 2.5MW or 3MW (the “clearance”) by the third party, the Group is obligated to pay an advance minimum annual royalty payment of Euro750,000 (RMB7,348,000) and Euro3,000,000 (RMB29,391,000) during the first and second years of production, respectively. The advance minimum annual royalty payment will be Euro8,000,000 (RMB78,377,000) in the third year and onwards. The requirement of advance minimum annual royalty payment for SCD wind turbines with design capacity of 5MW or 6MW is the same as the SCD wind turbines with design capacity of 2.5MW or 3MW. As of December 31, 2011, the clearance has not been issued by the third party and therefore the Group was not obligated to make any advance minimum annual royalty payment to the third party.

(d) Property ownership certificate

According to the relevant PRC laws and regulations, a property ownership certificate is granted by the local government when the construction of the manufacturing plant or building is completed. As of December 31, 2011, Jilin Mingyang, Jiangsu Mingyang and Guangdong Mingyang were in the process of applying for the property ownership certificates for its manufacturing plants and office buildings with costs of RMB44,604,000, RMB51,408,000 and RMB59,343,000, respectively. Management believes that Jilin Mingyang, Jiangsu Mingyang and Guangdong Mingyang will ultimately be granted the property ownership certificates. In addition, management believes that the use of and the conduct of operating activities at these properties are not affected by the fact that the Group has not yet obtained the relevant property ownership certificates.

(e) Bills receivable

In the ordinary course of business, the Group has sold its bills receivable to banks and transferred its bills receivable to its suppliers or vendors as payment or settlement of its liabilities to these parties. According to the relevant laws and regulations in the PRC, bills receivable that have been sold or transferred are subject to limited recourse provision in the event the issuing bank that issued the bills receivable defaults on payment when the bills receivable mature. At the time of the sale and transfer, the Group has determined all the risks and rewards of ownership of the bills receivable have been transferred, and accordingly, the bills receivable are derecognized. The estimated fair value of the limited recourse obligations was determined to be immaterial. The Group did not experience any losses under these limited recourse provisions for the years ended December 31, 2009, 2010 and 2011.

29 Commitments, contingencies and guarantees (continued)

(e) Bills receivable (continued)

The Group recorded the discount from the bills receivable sold to banks of RMB897,000, RMB3,711,000 and nil, respectively, in interest expense in the consolidated income statements for the years ended December 31, 2009, 2010 and 2011, respectively. Interest expense on bills receivable discounted to banks is recognized in the period in which the discounting occurs.

As of December 31, 2010 and 2011, bills receivable which have been sold or transferred by the Group but not yet matured and therefore subject to limited recourse are summarized as follows:

	December 31,
	2010	2011
	RMB’000	RMB’000
Bills receivable	82,145	50,775

(f) Guarantee

The Group provided guarantees for credit facilities and bank loans of Mingyang Electrical, Mingyang Longyuan, and Jinneng Mingyang, an associate of Guangdong Mingyang.

As of December 31, 2010, the maximum potential amount of future payments that the Group may be required to make under these guarantees is RMB346,386,000, of which RMB280,000,000 expire on December 31, 2012 and RMB66,386,000 expire on November 19, 2016. During the year ended December 31, 2011, guarantees provided to Mingyang Electrical and Mingyang Longyuan was cancelled, under which the maximum potential amount of future payments that the Group may be required to make was RMB180,000,000. As of December 31, 2011, the maximum potential amount of future payments that the Group may be required to make under these guarantees is RMB166,386,000, of which RMB100,000,000 expire on December 31, 2012 and RMB66,386,000 expire on November 19, 2016. Management believes it was not probable the Group will be liable for any future payments under these guarantees. No guarantee fees were received by the Group for providing the guarantees to the banks.

At the inception of the guarantees, the Group recognized interest expense with a corresponding credit to a liability for these guarantees of RMB7,032,000 in its consolidated statements of financial position. RMB2,078,000 and RMB2,078,000 of the initial recognized guarantee liability was amortized in profit or loss for the year ended December 31, 2010 and 2011 respectively.

29 Commitments, contingencies and guarantees (continued)

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

In December 2009, Tianjin Feilong brought a lawsuit against Tianjin Blade for early terminating the lease. Tianjin Feilong requested Tianjin Blade to (1) pay approximately RMB3,400,000 in respect of its loss in rental income as well as the penalty for breach of the lease agreement by Tianjin Blade; and (2) pay approximately RMB200,000 as reimbursement for the miscellaneous costs incurred due to early termination of the lease agreement. Subsequently on March 12, 2012, Tianjin Blade and Tianjin Feilong reached an amicable settlement whereby Tianjin Blade would pay RMB600,000 to Tianjin Feilong as a reimbursement. The amount was accrued in the financial statements as of December 31, 2011.

30 Material related party transactions

(a) The significant related party transactions are summarised as follows:

		Year ended December 31,
	Note	2009	2010	2011
		RMB’000	RMB’000	RMB’000
Revenue from sale of wind turbines	(i)	395,719	—	—
Revenue from maintenance services	(i)	1,042	3,504	—
Revenue from sale of raw materials	(iv) & (v)	2,283	—	3,097
Transfer of trade receivables	(i)	—	—	107,174
Purchase of raw materials	(i), (iv), (v), (ix) & (x)	179,600	513,600	739,105
Purchase of finished goods	(ix)	—	—	214,011
Purchase of lease prepayments	(i)	—	33,351	—
Purchase of property, plant and equipment	(i)	—	56,527	—
Rental income	(iv)	—	—	944
Rental expense	(i), (iii), & (viii)	7,882	35,736	29,036
Income on authorization of wind turbine technologies	(ix)	—	—	5,000
Borrowings from related parties	(i) & (vii)	356,000	100,000	—
Repayment of borrowings to related parties	(i), (v), (vi) & (vii)	383,660	160,000	—
Interest expense	(i), (iii), (vi) & (vii)	29,196	3,593	—
Commission expense	(iii)	15,341	5,956	—
Advances made to related parties	(i), (ii), (iii), (iv) (vi) & (ix)	47,011	7,810	21,477
Collection of advances made to related parties	(i), (ii), (iii) & (iv)	3,186	74,677	20,540
Payment for consideration of asset acquisition	(i)	—	50,000	57,863
Trademark licence fees	(i)	—	10	10
Loan made to a related party	(ix)	—	—	5,000
Collection of loan made to a related party	(ix)	—	—	5,000
Acquisition of non-controlling interest	(xii)	—	8,720	—

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

The amounts due from and due to related parties are summarised as follows:

		December 31,
		2010	2011
		RMB’000	RMB’000
Trade receivables from a related party
Mingyang Electrical	(i)	135,192	750
Zhongdan Ruihao	(xi)	—	248,480
Huitengxile Generator	(xi)	—	82,992

		135,192	332,222

Amounts due from related parties
Mingyang Electrical	(i)	—	649
Mingyang Longyuan	(iv)	15,117	4,446
REnergy	(v)	15,174	—
Tianjin Mingyang New Energy Investment Co., Ltd. (“Tianjin New Energy”)	(vi)	47	—
Jinneng Mingyang	(viii)	944	2,149
Zhuhai Secopower Special Type Transformer Co., Ltd. (“Zhuhai Secopower”)	(x)	—	1,775
Inner Mongolia Equipment	(ix)	—	55

Total amounts due from related parties		31,282	9,074

Amounts due to related parties
Mingyang Electrical	(i)	42,080	11,269
Zhongshan Mingyang Energy Investment Co., Ltd. (“Mingyang Energy Investment”)	(iii)	743	1,037
Mingyang Longyuan	(iv)	1,877	58,116
REnergy	(v)	66,082	468,203
Zhuhai Secopower	(x)	—	3,774
Inner Mongolia Equipment	(ix)	4,991	106,092

Total amounts due to related parties		115,773	648,491

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(i)	Mingyang Electrical is the non-controlling interest holder of the Group, and an entity which is significantly influenced by a close member of the family of Zhang Chuanwei, the Chief Executive Officer and Chairman of the Board of Directors of the Company.

For the years ended December 31, 2009, 2010 and 2011, the transactions between the Group and Mingyang Electrical included: (1) sale of wind turbines; (2) provision of maintenance services; (3) purchase of raw materials, lease prepayments, and property, plant and equipment; (4) operating lease of plant and buildings; (5) short-term borrowings from Mingyang Electrical and repayment of the borrowings; (6) interest expense for short-term borrowings; (7) interest-free advances provided to Mingyang Electrical and collection of the advances; (8) acquisition of subsidiaries from Mingyang Electrical; (9) transfer of trade receivables; and (10) trademark license fees.

During 2007 when the Group was in the start-up stage, Mingyang Electrical agreed to enter into four wind turbine sale agreements with third-party customers on behalf of the Group. When the Group formally commenced commercial operations and productions in 2008, Mingyang Electrical entered into supplemental agreements with the Group for two of the wind turbine sale agreements, under which the Group would deliver the wind turbines and provide maintenance services for the wind turbines during the warranty period directly to the third-party customers. Because the Group received payments for the delivery of wind turbines and provision of maintenance services from Mingyang Electrical, the Group recorded the trade receivables under these wind turbine sale agreements as due from Mingyang Electrical. Mingyang Electrical retained 1% of the total contract amount of these two wind turbine sale agreements as reimbursement for its costs incurred. In connection with the remaining two wind turbine sale agreements entered into by Mingyang Electrical on behalf of the Group, under which no revenues were recognized in 2009, the Group re-entered into wind turbine sale agreements directly with the third-party customers in April 2009 under the same terms.

Other than the four wind turbine sale agreements entered into by Mingyang Electrical on behalf of the Group with the customers in 2007 as mentioned above, all the wind turbine sale agreements are entered into directly between the Group and its customers in 2008 and onwards.

The Group provided maintenance services to Mingyang Electrical and recognized maintenance revenue of RMB1,042,000 and RMB3,504,000 for year ended December 31, 2009 and 2010, respectively.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(i)	(continued)

In 2011, the Group entered into supplementary agreements with Mingyang Electrical and third party customers for the two outstanding wind turbine sale agreements whereby the Group would collect the outstanding receivable for the delivery of wind turbines and provision of maintenance services of RMB107,174,000 from the third-party customers directly. The revenue from maintenance services provided to Mingyang Electrical was nil for the year ended December 31, 2011. The total trade receivables due from Mingyang Electrical were RMB135,192,000 and RMB750,000 as of December 31, 2010 and 2011, respectively.

The Group purchased raw materials of RMB8,125,000, RMB2,238,000 and RMB11,270,000 from Mingyang Electrical for the years ended December 31, 2009, 2010 and 2011, respectively.

During the year ended December 31, 2010, the Group acquired from Mingyang Electrical the exclusive right to use two pieces of land at a consideration of RMB33,351,000. The Group also acquired the manufacturing plant erected on one of the above mentioned land at a consideration of RMB55,399,000. Further, the Group purchased certain machinery of RMB1,128,000 from Mingyang Electrical during 2010.

The Group leases plant and buildings from Mingyang Electrical under operating lease agreements. The lease term is normally 1 year, and can be renewed upon maturity. The operating lease agreements contain no bargain purchase option or bargain renewal option. The rent expense under these operating lease agreements amounted to RMB4,901,000, RMB8,367,000 and RMB2,866,000 for the years ended December 31, 2009, 2010 and 2011, respectively.

In January 2009, the Group obtained short-term borrowings of RMB178,000,000 from Mingyang Electrical which bear interest rate at 5.95% per annum. The Group repaid both the principal amount of RMB178,000,000 and the related interest of RMB10,604,000 during the year ended December 31, 2009.

On January 11, 2010 and September 13, 2011, Guangdong Mingyang acquired 100% equity interests of Zhongshan Equipment and Zhongshan Investment from Mingyang Electrical for cash considerations of RMB50,000,000 and RMB57,863,000, respectively. The details are disclosed in Note 4(a) and 4(c).

The Group entered into two exclusive trademark license agreements with Mingyang Electrical in January 2010 and April 2010, respectively, to use two of Mingyang Electrical’s brand names and logos for a term of ten years with an annual license fee of RMB10,000.

During the year ended December 31, 2011, the Group provided interest-free advances of RMB717,000 to Mingyang Electrical, and has collected RMB68,000 of the advances during 2011.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(i)	(continued)

As of December 31, 2010, the amount due to Mingyang Electrical of RMB42,080,000 represented payable for purchase of property, plant and equipment of RMB40,884,000, payable for purchase of raw materials of RMB506,000, payable for rent expenses of RMB680,000 and payable for trademark license fees of RMB10,000.

As of December 31, 2011, the amount due from Mingyang Electrical represented the unpaid balance of interest-free advances of RMB649,000, and the amount due to Mingyang Electrical of RMB11,269,000 represented payable for purchase of raw materials of RMB11,249,000 and payable for trademark license fees of RMB20,000.

(ii)	Zhang Chuanwei is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Wang Song, Wang Xian and Wu Buning are senior officers and directors of the Company.

During the year ended December 31, 2010, the Group provided interest-free advances of RMB6,588,000, which do not have a fixed term of repayment and is repayable upon demand, to Zhang Chuanwei, Wang Xian, Wang Song, Wu Buning and key management personnel. All of the advances were collected as of December 31, 2010. During the year ended December 31, 2011, no interest-free advances were provided by the Group.

(iii)	Mingyang Energy Investment is an entity 99% owned by Zhang Chuanwei.

The Group entered into a one year lease agreement with Mingyang Energy Investment in March 2009 for the lease of building, which was renewed in March 2010 for another year and terminated in March 2011. The rent expense under this operating lease agreement amounted to RMB2,981,000, RMB2,971,000 and RMB381,000 for the year ended December 31, 2009, 2010 and 2011, respectively.

In 2009 and 2010, Mingyang Energy Investment assisted the Group entering into certain wind turbine sale agreements, including the provision of financing arrangement services to related customers. Pursuant to the above arrangements between the Group and Mingyang Energy Investment, upon receipt of the payment from the customers, the Group would pay a commission to Mingyang Energy Investment equal to an amount ranging from 1.4% to 3% of the payments that the customers made to the Group. The commission expense under these agreements amounted to RMB15,341,000, RMB 5,956,000 and nil for the year ended December 31, 2009, 2010 and 2011, respectively.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(iii)	(continued)

During the year ended December 31, 2010, the Group provided RMB758,000 interest-free advances to Mingyang Energy Investment. The advances were collected as of December 31, 2010. During the year ended December 31, 2011, the Group provided RMB20,135,000 interest-free advances to Mingyang Energy Investment. The advances were collected as of December 31, 2011.

As of December 31, 2010, the amount due to Mingyang Energy Investment of RMB743,000 represented the payable for rent expenses. As of December 31, 2011, the amount due to Mingyang Energy Investment of RMB1,037,000 represented miscellaneous expenditure paid by Mingyang Energy Investment on behalf of the Group.

(iv)	Mingyang Longyuan is a wholly owned subsidiary of Mingyang Electrical.

During the year ended December 31, 2010 and 2011, the Group purchased raw materials of RMB5,236,000 and RMB114,376,000 from Mingyang Longyuan, respectively.

During the year ended December 31, 2011, the Group sold raw materials of RMB3,097,000 to Mingyang Longyuan.

The Group leases certain portion of its plant and buildings to Mingyang Longyuan under operating lease agreements in 2011. The lease term is normally 1 year, and can be renewed upon maturity. The rent income under these operating lease agreements amounted to RMB944,000 for the years ended December 31, 2011.

During the year ended December 31, 2010 and 2011, the Group provided interest-free advances of RMB417,000 and RMB570,000 to Mingyang Longyuan, respectively. The Group has collected RMB964,000 and RMB337,000 of the interest-free advances from Mingyang Longyuan during the year ended December 31, 2010 and 2011, respectively.

As of December 31, 2010, the amount due from Mingyang Longyuan of RMB15,117,000 represented prepayment for purchase of raw materials of RMB14,947,000 and the unpaid balance of interest-free advances of RMB170,000. The amount due to Mingyang Longyuan of RMB1,877,000 represented payable for purchase of raw materials.

As of December 31, 2011, the amount due from Mingyang Longyuan of RMB4,446,000 represented receivable for sales of raw materials of RMB3,097,000, receivable for rental and utility reimbursement of RMB944,000 and the unpaid balance of interest-free advances of RMB405,000. The amount due to Mingyang Longyuan of RMB58,116,000 represented payable for purchase of raw materials.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(v)	REnergy is an entity which is significantly influenced by a close member of the family of Zhang Chuanwei.

The Group purchased raw materials of RMB171,475,000, RMB506,126,000 and RMB601,896,000 from REnergy during the years ended December 31, 2009, 2010 and 2011, respectively. The Group sold raw materials of RMB2,283,000 to REnergy in 2009.

The Group repaid the remaining balance of short-term interest-free borrowings obtained in 2008 of RMB8,000,000 in 2009.

As of December 31, 2010, the amount due from REnergy of RMB15,174,000 represented the prepayment for purchase of raw materials, and the amount due to REnergy of RMB66,082,000 represented payable for purchase of raw materials.

As of December 31, 2011, the amount due to REnergy of RMB468,203,000 represented the payable for purchase of raw materials.

(vi)	Tianjin New Energy is 100% owned by Zhang Chuanwei.

In 2009, the Group repaid the borrowing of RMB17,980,000 that was obtained in 2008. The borrowing had no terms of repayment, and was due on demand and bore interest at a rate of 7.47% per annum.

During the year ended December 31, 2010, the Group provided interest-free advances of RMB46,610 to Tianjin New Energy. The amount was settled during 2011.

(vii)	Mingyang Electrical Appliances is an entity wholly owned by Zhang Chuanwei.

On April 9, 2009, the Group borrowed RMB160,000,000 from Mingyang Electrical Appliances under a short-term loan agreement for its working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% in respect of its related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, the Group early repaid a principal amount of RMB100,000,000 under this loan. In January 2010, the Group borrowed an additional RMB100,000,000 from Mingyang Electrical Appliances. This loan mirrored the terms of the previous loan the Group entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. The interest expense for the loan during the years ended December 31, 2009 and 2010 was RMB17,400,000 and RMB3,593,000, respectively. The Group repaid all the borrowings of RMB160,000,000 and related interest to Mingyang Electrical Appliances in full in March 2010.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(viii)	Jinneng Mingyang is an associate of the Group.

In January 2010, the Group entered into certain operating lease agreements with Jinneng Mingyang for the lease of plant and buildings. The rent expense under these lease agreements was RMB24,398,000 and RMB25,789,000 for the year ended December 31, 2010 and 2011, respectively.

As of December 31, 2010 and 2011, the amount due from Jinneng Mingyang of RMB944,000 and RMB2,149,000, respectively, represented the deposit for the properties.

(ix)	Inner Mongolia Equipment is an associate of the Group.

On March 8, 2011, the Group provided a short-term loan of RMB5,000,000 to Inner Mongolia Equipment. This short-term loan had a maturity of two months and bore an interest rate same as stipulated by People’s Bank of China for the corresponding period. The loan was repaid on May 9, 2011.

During the year ended December 31, 2011, Inner Mongolia Equipment entered into two wind turbine sale agreements with third-party customers. Later in 2011, the Group entered into a three-party agreement with Inner Mongolia Equipment and the third-party customers, pursuant to which the Group would purchase wind turbines of RMB214,011,000 from Inner Mongolia Equipment, deliver the wind turbines to the third-party customers and provide maintenance services for the wind turbines during the warranty period.

During the year ended December 31, 2011, the Group purchased raw materials of RMB129,000 from Inner Mongolia Equipment.

As of December 31, 2010, the amount due to Inner Mongolia Equipment of RMB4,991,000 represented a prepayment made by Inner Mongolia Equipment to the Group for licence of the unpatented technology for the manufacturing of wind turbines. During the year ended December 31, 2011, the Group granted the above mentioned licence to Inner Mongolia Equipment and recognized other income of RMB5,000,000.

The Group provided interest-free advances of RMB55,000 to Inner Mongolia Equipment in 2011. As of December 31, 2011, the amount due from Inner Mongolia Equipment represented the unpaid balance of interest-free advances of RMB55,000, and the amount due to Inner Mongolia Equipment of RMB106,092,000 represented the payable for purchase of wind turbines.

30 Material related party transactions (continued)

(a) The significant related party transactions are summarised as follows (continued):

(x)	Zhuhai Secopower is a subsidiary of Mingyang Electrical.

During the year ended December 31, 2011, the Group purchased raw materials of RMB11,434,000 from Zhuhai Secopower.

As of December 31, 2011, the amount due from Zhuhai Secopower of RMB1,775,000 represented prepayment for purchase of raw materials. The amount due to Zhuhai Secopower of RMB3,774,000 represented payable for purchase of raw materials.

(xi)	Zhongdan Ruihao and Huitengxile Generator are jointly controlled entities of the Group.

As of December 31, 2011, trade receivables due from Zhongdan Ruihao and Huitengxile Generator amounted to RMB248,480,000 and RMB82,992,000 respectively, representing trade receivables arising from wind turbines delivered and accepted by Zhongdan Ruihao and Huitengxile Generator.

(xii)	Jilin Datong previously owned 20% equity interests in Jilin Mingyang. In April 2010, Guangdong Mingyang acquired the 20% equity interests of Jilin Mingyang from Jilin Datong at a consideration of RMB8,720,000.

30 Material related party transactions (continued)

(b) Directors and key management personnel’s remuneration

The remuneration of directors and key management personnel for the years ended December 31, 2009, 2010 and 2011 is set out below:

	Salary	Discretionary bonus and other benefits#	Equity-settled share-based payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
2009
Directors*	1,137	819	—	1,956
Key management personnel	943	712	—	1,655

	2,080	1,531	—	3,611

2010
Directors*	1,552	201	—	1,753
Key management personnel	4,747	534	14,527	19,808

	6,299	735	14,527	21,561

2011
Directors*	2,854	580	—	3,434
Key management personnel	5,800	977	48,255	55,032

	8,654	1,557	48,255	58,466

#	Other benefits mainly include the payment to the defined contribution pension plans and other compulsory social security funds.

*	For the years ended December 31, 2009 and 2010, the amount does not include the commissions of RMB15,341,000 and RMB5,956,000 respectively, and other expenses paid to affiliates of Zhang Chuanwei. No such commissions or expenses were paid during the year ended December 31, 2011.

31 Subsidiaries

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

Name of subsidiary	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2011	Effective percentage of equity interests as of December 31,		Principal activities
				2010	2011
			in thousands
Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”)	Note 2(b)	Zhongshan	RMB548,367	99.16%	99.16%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”)		Tianjin	RMB72,000	99.16%	99.16%	Manufacture of wind turbine blades

Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”)		Zhongshan	RMB50,000	99.16%	99.16%	Manufacture of wind turbine blades

Jilin Mingyang Wind Power Technology Co., Ltd. (“Jilin Mingyang”)		Jilin	RMB100,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades

Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”)		Tianjin	RMB240,000	99.16%	99.16%	Manufacture of wind turbine components

Jiangsu Mingyang Wind Power Technology Co., Ltd. (“Jiangsu Mingyang”)	(ii)	Jiangsu	RMB240,000	59.50%	59.50%	Manufacture and sale of wind turbines

Ming Yang Wind Power European R&D Center Limited Company (“Mingyang European”)		Denmark	DKK125	99.16%	99.16%	Research and development of wind turbine technology

Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)		Zhongshan	RMB50,000	99.16%	99.16%	Manufacture of wind turbine components

Ming Yang Wind Power USA Inc. (“Mingyang USA”)		United States	US$0.01	99.16%	99.16%	Sale of wind turbines

Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd. (“Tianjin Investment”)		Tianjin	US$200,000	100%	100%	Investment activities

Shuangliao Mingyang New Energy Equipment Co., Ltd. (“Shuangliao Equipment”)	(iii)	Jilin	RMB1,000	—	99.16%	Sale of wind turbines

Taonan Mingyang New Energy Equipment Co., Ltd. (“Taonan Equipment”)	(iv)	Jilin	RMB1,000	—	99.16%	Sale of wind turbines

Baicheng Mingyang New Energy Equipment Co., Ltd. (“Baicheng Equipment”)	(v)	Jilin	RMB1,000	—	99.16%	Sale of wind turbines

31 Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Name of subsidiary	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2011	Effective percentage of equity interests as of December 31,		Principal activities
				2010	2011
			in thousands
Ming Yang Wind Power (International) Co., Limited (“Mingyang International”)	(vi)	Hong Kong	US$30,000	—	100%	Investment activities

Gansu Mingyang New Energy Technology Co., Ltd. (“Gansu Technology”)	(vii)	Gansu	RMB50,000	—	99.16%	Manufacture and sale of wind turbines

Zhongshan Ruiyang Investment Management Co., Ltd. (“Zhongshan Investment”)	(viii)	Zhongshan	RMB30,000	—	99.16%	Manufacture and sale of wind turbines

Guizhou Mingyang Wind Power Technology Co., Ltd. (“Guizhou Mingyang”)	(ix)	Guizhou	RMB20,000	—	99.16%	Manufacture and sale of wind turbines

Notes:

(i)	The official names of the above consolidated subsidiaries in Chinese are translated into English for the purpose of these consolidated financial statements.
(ii)	Jiangsu Mingyang was incorporated on September 30, 2009 by Guangdong Mingyang and a third party, Jiangsu DiAo with a registered capital of RMB240,000,000. As of December 31, 2010, Guangdong Mingyang and Jiangsu DiAo had made capital payment of RMB72,000,000 and RMB48,000,000, respectively. In October 2011, Guangdong Mingyang and Jiangsu DiAo made additional capital payment of RMB72,000,000 and RMB48,000,000, respectively. As of December 31, 2011, Guangdong Mingyang and Jiangsu DiAo held 60% and 40% equity interests in Jiangsu Mingyang, respectively.
(iii)	Shuangliao Equipment was incorporated on June 22, 2011 by Jilin Mingyang with a registered capital of RMB1,000,000. As of December 31, 2011, Jilin Mingyang owned 100% equity interests in Shuangliao Equipment.
(iv)	Taonan Equipment was incorporated on June 28, 2011 by Jilin Mingyang with a registered capital of RMB1,000,000. As of December 31, 2011, Jilin Mingyang owned 100% equity interests in Taonan Equipment.

31 Subsidiaries (continued)

(v)	Baicheng Equipment was incorporated on June 30, 2011 by Jilin Mingyang with a registered capital of RMB1,000,000. As of December 31, 2011, Jilin Mingyang owned 100% equity interests in Baicheng Equipment.
(vi)	Mingyang International was incorporated on July 11, 2011 by the Company with a registered capital of US$30,000,000. As of December 31, 2011, the Company owned 100% equity interests in Mingyang International.
(vii)	Gansu Technology was incorporated on September 21, 2011 by Guangdong Mingyang with a registered capital of RMB50,000,000. As of December 31, 2011, Guangdong Mingyang owned 100% equity interests in Gansu Technology.
(viii)	In September 2011, Guangdong Mingyang acquired 100% of Zhongshan Investment for a cash consideration of RMB57,863,000. Details of the acquisition are disclosed in Note 4(c). As of December 31, 2011, Guangdong Mingyang owned 100% equity interests in Zhongshan Investment.
(ix)	Guizhou Mingyang was incorporated on November 14, 2011 by Guangdong Mingyang and Zhongshan Blade with a registered capital of RMB100,000,000. As of December 31, 2011, Guangdong Mingyang and Zhongshan Blade have made capital payment of RMB19,800,000 and RMB200,000, respectively. As of December 31, 2011, Guangdong Mingyang and Zhongshan Blade owned 99% and 1% equity interests in Guizhou Mingyang, respectively.

32 Subsequent events

On January 13, 2012, Guangdong Mingyang issued RMB-denominated unsecured three-year medium-term notes of RMB1,000,000,000 in the PRC. The notes bear a fixed annual interest rate of 8.5% and will mature on January 12, 2015. The issue has been registered with the PRC National Association of Financial Market Institutional Investors. The proceeds will primarily be used to enhance Guangdong Mingyang’s working capital.