Form 20-F
period 2012-12-31
CHINA MING YANG WIND POWER GROUP LTD
filed 2013-04-30
CIK 1500689

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Vincent Pang

Chief Financial Officer

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Tel: (86) 760-2813-8698

Fax: (86) 760-2813-8709

E-mail: vincent.pang@mywind.com.cn

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, par value $0.001 per share *	New York Stock Exchange *

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the New York Stock Exchange. The ADSs are registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form F-6. Accordingly, the ADSs are exempt from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder. Each ADS represents the right to receive one ordinary share of the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 121,846,103 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

CONVENTIONS

Unless otherwise indicated, references in this annual report to:

•	“$,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents one ordinary share;

•	“CAGR” refers to compound annual growth rate;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” refer to our ordinary shares, par value US$0.001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“we,” “us,” “our company” and “our” refer to China Ming Yang Wind Power Group Limited, its predecessor entities and its consolidated subsidiaries.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated statement of financial position data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report.

The selected consolidated income statement data for the years ended December 31, 2008 and 2009 and the selected consolidated statement of financial position data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements, which are not included in this annual report.

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

	Year ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Income Statement Data
Revenue	124,677	1,172,692	5,517,837	5,515,819	2,893,100	464,375
Cost of sales	(160,830)	(1,096,724)	(4,430,472)	(4,522,685)	(2,523,337)	(405,024)
Gross (loss)/profit	(36,153)	75,968	1,087,365	993,134	369,763	59,351
Selling and distribution expenses	(17,738)	(90,862)	(149,152)	(227,766)	(174,807)	(28,058)
Administrative expenses	(413,951)	(67,475)	(150,775)	(261,944)	(384,102)	(61,653)
Research and development expenses	(11,980)	(52,789)	(43,061)	(85,305)	(85,821)	(13,775)
(Loss)/profit from operations	(478,232)	(134,890)	762,542	454,314	(189,137)	(30,358)
Net finance expense	(21,512)	(49,577)	(35,100)	(91,278)	(104,094)	(16,709)
(Loss)/profit before income tax expense	(499,744)	(184,621)	730,058	365,311	(300,627)	(48,254)
Income tax expense	—	(38,495)	(20,870)	(73,018)	(213)	(34)
(Loss)/profit for the year	(499,744)	(223,116)	709,188	292,293	(300,840)	(48,288)
(Loss)/profit attributable to:
Shareholders of the Company	(494,493)	(221,313)	702,135	292,993	(281,874)	(45,244)
Non-controlling interests	(5,251)	(1,803)	7,053	(700)	(18,966)	(3,044)
Basic and diluted (loss)/earnings per share	(4.94)	(2.21)	6.61	2.35	(2.31)	(0.37)
Weighted average number of shares used in computation—basic and diluted (1)	100,000,000	100,000,000	106,250,000	124,450,310	121,869,607	121,869,607

(1)	The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted (loss)/earnings per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, (ii) our reorganization which was completed in May 2010, and (iii) our incorporation in February 2009, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Property, plant and equipment	106,871	152,455	351,312	497,777	1,053,307	169,067
Intangible assets	27,590	22,241	86,334	74,837	427,681	68,648
Lease prepayments	8,697	16,113	66,342	207,321	356,932	57,292
Investments in associates	—	28,846	41,362	43,637	9,166	1,471
Investments in jointly controlled entities	—	—	—	255,870	691,837	111,047
Other investments	—	—	—	—	7,144	1,147
Trade and other receivables	5,606	57,461	231,003	462,961	930,424	149,343
Prepayments	31,040	51,484	16,495	40,290	66,024	10,598
Deferred tax assets	—	2,820	77,366	134,386	174,024	27,933
Total non-current assets	179,804	331,420	870,214	1,717,079	3,716,539	596,546
Financial assets carried at fair value through profit or loss	—	—	—	—	168,139	26,988
Inventories	680,043	1,972,993	1,895,205	1,837,821	2,028,435	325,586
Trade and other receivables	394,707	1,627,025	2,895,802	5,203,995	4,224,375	678,059
Prepayments	96,064	123,370	201,141	91,022	199,970	32,097
Other current assets	—	—	—	5,239	7,511	1,206
Pledged bank deposits	66,903	145,995	131,967	252,795	276,651	44,406
Cash and cash equivalents	41,753	722,233	2,485,972	1,339,496	1,319,694	211,825
Total current assets	1,279,470	4,633,616	7,621,531	8,730,368	8,224,775	1,320,167
Total assets	1,459,274	4,965,036	8,491,745	10,447,447	11,941,314	1,916,713
Issued share capital	—	—	850	850	850	136
Reserve for own shares	—	—	—	(42,108)	(55,113)	(8,846)
Capital reserves	809,937	1,288,756	3,514,932	3,627,441	3,670,380	589,137
Translation reserves	—	—	(19,156)	(58,358)	(61,191)	(9,822)
(Accumulated losses)/retained earnings	(520,104)	(741,417)	(39,282)	253,711	(28,163)	(4,520)
Total equity attributable to shareholders of the Company	289,833	547,339	3,457,344	3,781,536	3,526,763	566,085
Non-controlling interests	7,216	29,450	69,853	117,153	110,787	17,782
Total equity	297,049	576,789	3,527,197	3,898,689	3,637,550	583,867
Long-term bank loans	—	—	—	—	354,437	56,891
Bond payable	—	—	—	—	986,206	158,297
Deferred tax liabilities	—	1,647	—	2,209	86,969	13,959
Provisions	3,017	19,154	112,726	206,293	212,064	34,039
Trade and other payables	1,644	20,140	38,525	120,243	83,553	13,411
Deferred income	287	3,723	115,468	175,215	280,024	44,947
Total non-current liabilities	4,948	44,664	266,719	503,960	2,003,253	321,544
Trade and other payables	705,383	2,203,118	3,632,542	4,595,516	3,811,342	611,763
Short-term bank and other loans	65,000	181,673	480,000	632,000	1,685,685	270,571
Income tax payable	—	33,748	43,506	35,908	9,789	1,571
Provisions	921	22,364	98,391	146,774	178,425	28,639
Deferred income	273	3,054	11,381	27,783	34,088	5,472
Deferred revenue	385,700	1,899,626	432,009	606,817	581,182	93,286
Total current liabilities	1,157,277	4,343,583	4,697,829	6,044,798	6,300,511	1,011,302
Total liabilities	1,162,225	4,388,247	4,964,548	6,548,758	8,303,764	1,332,846
Total equity and liabilities	1,459,274	4,965,036	8,491,745	10,447,447	11,941,314	1,916,713

	Year Ended December 31,
	2008	2009	2010	2011	2012
Other Consolidated Financial Data (in percentages)
Gross margin	(29.0)	6.5	19.7	18.0	12.8
Operating margin	(383.6)	(11.5)	13.8	8.2	(6.5)
Net margin	(400.8)	(19.0)	12.9	5.3	(10.4)
Selected Operating Data (in units of wind turbines)
New orders signed (1)	452	574	1,099	992	481
Total deliveries (2)(3)	69	378	610	1,090	472
Total commissioned and revenue recognized (4)	16	152	802	980	518
Order book (5)(6)	568	990	1,287	1,299	1,262

(1)	Includes 50, 34 and 1 units of SCD wind turbines contracted in 2010, 2011 and 2012, respectively.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Includes 2, 11 and 5 units of SCD wind turbines delivered in 2010, 2011 and 2012, respectively.
(4)	Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. A durability test is conducted following commissioning.
(5)	Represents cumulative orders signed for which revenue has not been recognized.
(6)	Includes 50, 84 and 68 units of SCD wind turbines as of December 31, 2010, 2011 and 2012, respectively.

	Year Ended December 31,
	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRSs Financial Data
Adjusted EBITDA(1)	(107,416)	839,229	628,320	(69,131)	(11,097)

(1)	EBITDA refers to earnings before net finance expense, income tax expense and depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expenses.

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

The following table is a reconciliation of Adjusted EBITDA to (loss)/profit for the year, the most directly comparable financial measure calculated and presented in accordance with IFRSs:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/profit for the year	(499,744)	(223,116)	709,188	292,293	(300,840)	(48,288)
Income tax expense	—	38,495	20,870	73,018	213	34
Net finance expense	21,512	49,577	35,100	91,278	104,094	16,708
Depreciation and amortization	10,372	27,628	39,626	59,222	84,463	13,557
EBITDA	(467,860)	(107,416)	804,784	515,811	(112,070)	(17,989)
Share-based compensation expenses	379,491	—	34,445	112,509	42,939	6,892
Adjusted EBITDA	(88,369)	(107,416)	839,229	628,320	(69,131)	(11,097)

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2012, which was RMB6.2301 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 26, 2013, the noon buying rate was RMB6.1647 to US$1.00.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average (1)	Low	High
	(RMB per $1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 26)	6.1647	6.1883	6.2078	6.1647

Source:	For all periods prior to January 1, 2009, the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

In addition, all translations of Euro to U.S. dollars have been made at the noon buying rate on December 31, 2012, which was €1.3186 to US$1.00. The noon buying rate on April 26, 2013 was €1.3024 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenue.

We currently derive a substantial portion of our revenue from a limited number of customers, which are primarily Chinese national or regional large electric power producers, including the five largest state-owned power producers. Our top five end customers, in terms of revenue recognized, contributed approximately 90.2% of our total revenue in 2010. Among them, China Datang Corporation, or China Datang, the largest customer in terms of the units of wind turbines delivered and revenue recognized, contributed approximately 34.9% of our total revenue in 2010. In the year ended December 31, 2011, our top three customers in terms of revenue recognized, namely China Huaneng Group, or Huaneng, China Datang and China Huadian Corporation, or Huadian, together with their respective affiliates, contributed approximately 44.0%, 25.8% and 7.6% of our total revenue, respectively. In the year ended December 31, 2012, our top three customers in terms of revenue recognized, namely Huadian, Daqing Longjiang Wind Power Generating Co. Ltd., or Daqing Longjiang, and Huaneng, together with their affiliates, contributed approximately 27.9%, 11.1% and 10.4% of our total revenue, respectively.

Since our inception in June 2006 through December 31, 2012, we had entered into sales contracts for a total of 3,730 units of wind turbines with 37 end customers. Huaneng, our largest customer in terms of total power output, together with its affiliates, accounted for 946 units of wind turbines contracted as of December 31, 2012. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. Dependence on a few significant customers will continue to make it difficult for us to satisfactorily negotiate attractive prices for our products and will continue to expose us to the risks of substantial losses if a single, dominant customer stops conducting business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue and have a material and adverse effect on our financial condition, results of operations and prospects:

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

In addition, a significant portion of our outstanding trade receivables is derived from sales to a limited number of customers. Our largest and the second largest trade receivable balance (after allowance for doubtful debts) were due to us from Huaneng and Huadian, respectively, in the amount of RMB985.9 million (US$158.2 million) and RMB977.5 million (US$156.9 million), respectively, representing approximately 21.6% and 21.4%, respectively, of the total trade receivables as of December 31, 2012. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our business prospects highly depend on the acceptance and marketability of our new wind turbines utilizing the SCD technology, or the SCD wind turbines.

We have obtained exclusive license rights from aerodyn Asia Co., Ltd., or aerodyn Asia, an affiliate of aerodyn Energiesysteme GmbH, or aerodyn Energiesysteme, to manufacture and distribute wind turbines utilizing its advanced SCD technology in China, namely SCD wind turbines, with a rated power capacity ranging from 2.5MW to 3.0MW, or the 2.5/3.0MW SCD wind turbines, and a rated power capacity of 6.0MW, or the 6.0MW SCD wind turbines. The SCD technology is a new technology and we are not aware of any commercially available wind turbines utilizing this technology in China. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 which was connected to grid at the end of 2010. We commenced the first small-batch production of the 2.5/3.0MW SCD wind turbines in early 2011 and the major components for 6.0MW SCD wind turbine prototype have been ordered. Therefore, we have completed in-house testing for the generator and have commenced the assembly for the gearbox. We have also launched the design process for customized models of 3.0MW SCD wind turbines which is expected to be installed in low wind speed areas. We may be unable to timely deliver and install our SCD wind turbines in a commercial scale in the future and the SCD wind turbines may perform below expectations.

In addition, we may not be able to generate sufficient customer demand and the level of acceptance of the SCD technology by our customers is uncertain. Under our license agreement with aerodyn Asia, after we enter into the series production stage of the SCD wind turbines, we need to obtain an approval from aerodyn Asia with respect to the production and relevant royalty payments, upon which we are obligated to pay an advance minimum annual royalty payment. These advance amounts will not be refunded. As such, if we cannot generate sufficient market demand for our SCD wind turbines, we may be obliged to make payments to aerodyn Asia even if we do not generate any income from the sales of our SCD wind turbines. As of the date of this annual report, no such approval had been issued by aerodyn Asia as the conditions were not met and consequently, we had not made any advance minimum annual royalty payment.

Our SCD wind turbines may be used for offshore applications, which pose unique design, installation and post-sales servicing challenges compared to our onshore models. However, due to the fact that our SCD wind turbines are based on a new technology and that the long-term reliability of such technology has not been proven, it is uncertain whether our SCD wind turbines can be installed on offshore wind farms and will perform as designed. It has not been proven whether the special surface treatment and design of our SCD wind turbines are adequate for the erosive and salty environments that are typical of offshore wind farms. The installation and maintenance of such offshore wind turbines are expected to be more difficult, labor intensive and costly. For example, we intend to install our 6.0MW SCD wind turbines farther offshore than 2.5/3.0MW SCD wind turbines to take advantage of stronger and steadier winds found at sea. This requires implementing advanced technologies and incurring additional material and labor costs relating to the construction of platforms that are stable enough to support the weight of the wind turbines and withstand severe weather conditions and strong wave forces under the water. Furthermore, additional costs for transporting raw materials and components during construction as well as maintenance staff to regularly access those offshore wind farms throughout the wind farm operation cycle may not be economically feasible. The operation and maintenance of offshore wind turbines may also be significantly affected by marine weather and water conditions. In addition, it is vital that the wind turbines used on offshore wind farms are reliable in order to minimize maintenance cost. Lastly, competitors may develop, for use in wind farms located farther offshore, large multi-megawatt wind turbines that have technological or cost advantages over our SCD wind turbines.

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

We co-designed and co-developed our 1.5MW wind turbines with aerodyn Energiesysteme after we received relevant technical documents and drawings with respect to their turbine manufacturing technologies from Zhongshan Mingyang Electrical Co., Ltd., or Mingyang Electrical, which initially obtained them from aerodyn Energiesysteme. We also used aerodyn Energiesysteme’s rotor blade technologies to manufacture rotor blades of our 1.5MW wind turbines. We have obtained exclusive license rights from aerodyn Asia under a license agreement to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. Our rights to distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines on an exclusive basis will expire on January 1, 2016 and January 1, 2019, respectively. If we are unable to maintain a satisfactory relationship with aerodyn Asia and aerodyn Energiesysteme, collectively, aerodyn, or if aerodyn establishes similar or more favorable relationships with our competitors, whether or not in violation of its contractual arrangements with us, our operating results and our business would be harmed. We cannot assure you that aerodyn will not terminate the existing license agreements to our disadvantage or that it will grant us additional licenses for any new technologies or products it may develop in the future. Under our license agreement with aerodyn Asia, we are prohibited from granting sublicenses to affiliated entities, entering into joint ventures or similar partnerships or contracting subsidiaries other than Guangdong Mingyang Wind Power Industry Group Co., Ltd., or Guangdong Mingyang, to manufacture either the rotor blades or the SCD wind turbines without aerodyn Asia’s consent. Any deterioration of our relationship with aerodyn could harm our business operation and the growth of our business.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We were founded as a subsidiary of Mingyang Electrical and commenced operations in June 2006. Our limited operating history provides a limited basis for you to evaluate the viability and sustainability of our business. We successfully installed our first wind turbine prototype in October 2007 in Guangdong Province and we made our first commercial delivery of wind turbines in May 2008 to a wind farm located in Inner Mongolia. We delivered 610 units, 1,090 units and 472 units of wind turbines in 2010, 2011 and 2012, respectively, of which 802 units, 980 units and 518 units were commissioned and revenue recognized. Our revenue in 2010, 2011 and 2012 from the sales of wind turbines was RMB5,504.5 million, RMB5,438.1 million and RMB2,649.7 million (US$425.3 million), respectively.

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

We incurred a loss of RMB223.1 million in 2009 and became profitable in the first quarter of 2010 and generated net profit in the amount of RMB709.2 million and RMB292.3 million in 2010 and 2011, respectively. We incurred a loss of RMB300.8 million (US$48.3 million) for the year of 2012, primarily due to the significant decrease in the total number wind turbines commissioned in 2012 in a volatile and competitive economic environment. We cannot assure you that we will be able to sustain profitability in the future. Our ability to maintain and increase profitability depends, to a significant extent, on our ability to continue to grow our business and to control our costs, which is subject to the risks and uncertainties associated with our business.

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

Our order book comprises firm purchase orders for our wind turbines for particular wind farms under sales contracts that specify the delivery of wind turbines at predetermined intervals over a period of several months and payments to us in installments. However, there can be no assurance that such orders will not be cancelled, delayed or reduced, or that our customers will perform in full their payment and other obligations in accordance with the sales contracts. Adverse changes in current global financial markets and wind power industry or other factors beyond our control, or the control of our customers, may cause our customers to delay, postpone or cancel their wind farm projects whether as a result of delays or failures to obtain necessary permits, authorizations, or as a result of other difficulties or obstructions. For example, in 2011 and 2012, due to the slow-down in the wind power industry and the adverse weather condition in China, some of our customers rescheduled their wind farm construction and installation plans, which in turn resulted in the delays of a portion of our wind turbine deliveries. We cannot assure you that similar delays and postponements or even cancellations will not occur in the future.

A certain portion of our wind turbine sales contracts do not specify the delivery schedule and our customers have discretion to decide the timing of delivery. In addition, under many of our sales contracts, our customers have the right to cancel, at any time and at their discretion upon one-month prior written notice, orders for the wind turbines that have not already been assembled and not readied for delivery by the end of the notice period, provided that the customers compensate us for a portion of the cancelled units at a mutually agreed amount or purchase certain additional remaining units under such sales contract at the contract price. Due to the nature of the wind turbine business and common practice in the wind power industry in China, wind farm operators usually are in a stronger bargaining position than turbine suppliers and consequently in most cases the terms and conditions of wind turbine sales contracts used in this industry in China are generally favorable to wind farm operators. As we negotiate the terms in sales contracts with our customers on a project-by-project basis, we cannot predict for which projects the customers will have the right to cancel orders. Except for a postponement by an affiliate of GreenHunter Energy, Inc., or GreenHunter, of the delivery of two units of wind turbines under a purchase order in 2008 due to the worsening of its financial condition as a result of the global financial crisis, we have not experienced any other cancellation or postponement since our inception. However, we cannot assure you that customers will not exercise the right to cancel all or part of purchase orders in the future. Furthermore, most of our sales contracts do not provide for additional penalties for failures to purchase or delays caused by our customers, and even if the contracts provide for such penalties, the full value of the sales contracts may not be recoverable. Accordingly, our order book is not a guarantee of our future revenue, but, rather, it represents business that is considered likely to be engaged. In addition, we may need to order special components in connection with certain wind turbine sales contracts, and in the event such wind turbine sales contracts are delayed or cancelled in the future, our inventory level may be higher than planned and we may need to absorb the cost for the already purchased components.

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

We may not be able to manage our expansion efficiently, which could materially and adversely affect our operating results.

Historically, we have derived our revenue from customers who are major national or regional large power operators in China. To expand our business operations, we have been actively developing markets outside of China and the number of wind turbines shipped to overseas customers has been increasing. For instance, in November 2012, our 98% owned subsidiary, Mingyang Holdings (Singapore) Pte. Ltd., or Mingyang Singapore, completed the acquisition of a 50% equity interest in Global Wind Power Limited, or GWPL, in India. GWPL is a wind power solutions provider in India, in which Reliance Capital Limited and its related entities were the largest shareholders prior to the acquisition. In part through GWPL, we plan to manufacture and sell wind turbines utilizing our technologies in India. We may also acquire additional businesses or assets in other markets outside China where our management identifies opportunities to expand our business. Our expansion plan requires significant managerial, operational, technical, capital and other resources. We also need to recruit, train and retain qualified management personnel as well as other administrative and sales and marketing personnel as we expand into new overseas markets. We cannot guarantee that we will be able to effectively and efficiently manage the growth of our operations, or recruit or retain qualified and skilled personnel, or integrate new overseas operations in a cost effective manner. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material and adverse effect on our results of operation.

We have committed significant resources to acquire GWPL, and if we cannot successfully integrate its operations and personnel with our own, our results of operations and financial condition may be materially and adversely affected.

Mingyang Singapore acquired a 50% equity interest in GWPL in November 2012. The acquisition provided us access to a turbine and tower manufacturing facility in Silvassa, India and sales offices in Mumbai and Chenai, India owned by GWPL. As of December 31, 2012, we had paid US$20.0 million in cash for the acquisition and expect to pay the remaining US$5.0 million upon the fulfillment of certain conditions. GWPL contributed revenue of RMB13.4 million (US$2.2 million) and a net loss of RMB23.6 million (US$3.8 million) to our consolidated financial results in 2012. Although we conducted due diligence on GWPL, the acquisition of GWPL exposes us to potential legal and operational risks, including risks associated with unforeseen or hidden financial or legal liabilities, existing or potential litigations or disputes, the diversion of management attention and resources from our existing business, potential delays to our financial results announcements and our filings with the SEC, and the inability to receive expected economic returns from wind turbine sales. For example, the additional time needed to consolidate the financial results of GWPL for the first time, resulted in our earnings release for the fourth quarter and full year 2012 to be scheduled several weeks later than in the previous year. We intend to integrate most of GWPL’s supporting functions into our existing operations, including human resources, accounting and finance departments. We are still in the process of such integration and we expect it will require significant time and costs. There is no assurance that the integration can be completed efficiently or in a timely manner. In addition, we are in the process of obtaining the type certificate for our turbines from Germanischer Lloyd, or GL, an international certification body in the wind energy sector, and certain certifications to be issued by local industry associations which we believe will be required by our customers in India. We therefore may not be able to sell our wind turbines in India before such requisite approvals, certificates and other procedures are completed. If we fail to complete such procedures in a timely manner or at all, our business and results of operations may be materially and adversely affected.

Furthermore, GWPL historically has not consistently generated positive net income during its operating history. As a consequence, the consolidation of GWPL with our financial results had a negative impact on our results of operations for the quarter and the year ended December 31, 2012 and may continue to have a negative impact on our results of operations in future periods. We also plan to further dedicate additional resources following the acquisition to implement sales and marketing initiatives and operational practices. In the past, we were able to fund our capital expenditures and other expenses with proceeds from our initial public offering, cash flow generated internally from our operations, and bank loans and other debts. There is no assurance, however, that we will continue to be able to access capital markets, generate sufficient cash flow from our operations or obtain additional borrowings from banks in sufficient amounts or at reasonable costs to fund our planned expansion. If we cannot finance our expansion in a timely manner, our business and results of operations may be materially and adversely affected.

A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be continued and what effects it may have. We cannot assure you that the European sovereign debt crisis will not have any adverse impact on our expansion plan in European market.

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

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. Under rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we are required to include a management report on the effectiveness of our internal control over financial reporting in our annual reports. In addition, under such rules, our independent registered public accounting firm is also required to attest to the effectiveness of our internal controls over financial reporting. Using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 and has concluded that our internal control over financial reporting was effective as of December 31, 2012. Our independent registered public accounting firm has also audited and attested, in accordance with the standards of the Public Company Accounting Oversight Board (United States), or the PCAOB, our internal control over financial reporting as of December 31, 2012. However, during the course of the preparation and external audit of our financial statements as of December 31, 2011, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. Although we took certain remedial measures to address the material weaknesses, we cannot assure you that we will be able to maintain effective internal control over financial reporting on an ongoing basis. As effective internal control over financial reporting is necessary for us to produce reliable financial reports, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of Sarbanes-Oxley and other requirements going forward.

Our management’s assessment of and conclusion on the effectiveness of our internal control over financial reporting for the year ended December 31, 2012 did not include an assessment on the internal controls of GWPL and its subsidiaries, which we acquired in November 2012. We cannot assure you that we will not identify deficiencies in GWPL’s internal control over financial reporting or that during the integration of GWPL’s operations into ours, we will be able to establish and maintain effective internal control over financial reporting of GWPL. Consequently, GWPL’s financial results may be materially and adversely affected, which in turn, could materially and adversely affect our financial results on a consolidated basis or harm investor confidence in the reliability of our financial statements.

Our research and development efforts may not result in successful new products and market acceptance and profitability of the new products are uncertain.

Our future success highly depends on our ability to keep pace with the rapid technological changes in the wind power equipment industry. In order to maintain and enhance our competitive position that we currently enjoy and to continue to grow our business, we need to design, develop and market new and more cost-efficient wind turbines and introduce new products to meet growing market demands and changing technical standards. The development of new wind turbine models requires considerable investment and our significant expenditures on research and development may not yield as much benefit as we anticipate. On the other hand, since the industry has shifted its focus from size and speed of wind turbines to quality and efficiency, we are required to continuously improve and upgrade our products to ensure the reliability and cost-efficiency. Our research and development expenses accounted for approximately 0.8%, 1.6% and 3.0% of our total revenue in 2010, 2011 and 2012, respectively. We expect to spend a significant amount on research and development and to commit significant investments in product development personnel over the next few years. For example, in March 2012, we established our North American research and development center on the Centennial Campus of N.C. State University in Raleigh, North Carolina, which focuses on enhancing the energy output and lowering the cost of electricity of offshore wind turbines. However, research and development activities are inherently uncertain and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government incentives, our ability to integrate customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities. For example, under a mutual agreement with aerodyn Asia, we rescheduled the commencement of the cooperative activities for 6.0MW SCD technologies from February 2009 to January 2010 due to market conditions. We cannot assure you that similar delays and postponement will not reoccur in the future.

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

As of December 31, 2010, 2011 and 2012, our trade receivable balance (after allowance for doubtful debts), including trade receivables from Mingyang Electrical, was RMB2,999.3 million, RMB4,655.9 million and RMB4,571.8 million (US$733.8 million), respectively. The average turnover days of our trade receivables were 137 days, 242 days and 583 days for 2010, 2011 and 2012, respectively. The significant increase in the average turnover days was primarily due to the inability of our customers to obtain funding from financial institutions in a timely manner resulting from the tightened monetary policy adopted by PRC government which delayed the approval of loan applications of such customers. The increase in the average turnover days was also attributable to a lower portion of down payments collected from our customers in response to severe competition in wind power industry in China.

In addition, allowances are made against trade receivables to the extent amounts are considered to be uncollectible or unlikely to be collected within a reasonable period of time vary depending on the customer’s financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns as well as overall market conditions and historical losses. Although we have been seeking to improve our trade receivable balance by providing additional payment options to customers, including discounts for early settlement, we expect neither the collection nor the age of our receivables to improve significantly in the foreseeable future. In addition, we cannot assure you that our customers will meet the payment obligations on time or in full or that the level of bad debts will not increase. Any inability on the part of our customers to settle amounts owed to us on time may have a material and adverse effect on us. As our business continues to expand and current industry payment and collection practices as well as our own billing practices remain the same, we may be expected to maintain high trade receivable balances, which could negatively affect our cash flows, particularly our short-term cash flows. If the age of our receivables increases, our exposure to the credit risk of our customers would increase as well. Allowance for doubtful debts was nil, RMB61.8 million and RMB212.3 million (US$34.1 million) as of December 31, 2010, 2011 and 2012. If we incur bad debt expenses as a result, our results of operations would be negatively impacted.

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

As of December 31, 2012, we had obtained one copyright, 74 patents and a number of patent applications at various stages pending in China, all of which were granted initial approval. Our success depends in part on our ability to obtain and maintain patents and other intellectual property protection for our products and technologies and our ability to successfully protect such intellectual properties and to defend ourselves against third-party challenges. We cannot assure you, however, the protection measures we currently implement are adequate to enforce such protection efficiently or to prevent any unauthorized use of our intellectual property by third parties, nor can we assure you that our competitors will not independently develop or license from third parties the technologies that are equivalent or superior to our technologies, in which case we would not be able to gain or keep our competitive advantage.

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

Furthermore, the existence of an intellectual property right may not necessarily protect us from competition, as it may be challenged, invalidated or held to be unenforceable. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents or produce products in countries that do not recognize our patents. Our patent priority in the PRC may be defeated by third-party patents issued on a later date if the applications for such patents were filed before us. Additionally, the existence of a patent does not provide assurance that the manufacturing, sale or use of our products does not infringe others’ patent rights. Third parties may also have blocking patents that could be used to prevent us from marketing our own patented products or utilizing our patented technologies or processes. As it may take years for patent applications to be approved, there may be pending applications, known or unknown to us, that may later result in issued patents upon which we may infringe on. Therefore, we may initiate lawsuits to defend our ownership or proprietary design of our products and trade secrets. Moreover, we were in the past and may in the future be subject to claims for the infringement of intellectual property rights of others. We may encounter litigation brought by third parties based on claims that we have infringed upon the intellectual property rights of others or that we have misappropriated the trade secrets of others, either of which will be time-consuming and costly to defend. We cannot assure you that we can achieve a favorable outcome in the litigation, if a claim is asserted. If we are unable to sufficiently protect our patents, trademarks and other intellectual property rights, or successfully defend ourselves from infringement claims, our reputation, financial condition and results of operation may be materially and adversely affected.

We are subject to litigation in China and overseas in the ordinary course of business.

We are from time to time, in the ordinary course of business, subject to various legal proceedings and claims in China. Any such claims, whether with or without merit, asserted or threatened, could be time-consuming and expensive to defend and could divert our management’s attention and resources. In addition, we and our overseas subsidiaries, including GWPL, are also from time to time, in the ordinary course of business, subject to various legal proceedings and claims, which require additional resources and costs. We cannot assure you that the outcome of all current or future litigation will not have a material and adverse effect on our business, results of operations or financial condition.

We rely on a limited number of key suppliers and we are subject to risks associated with availability and volatility in the prices of raw materials, components and utilities.

Although we typically have multiple suppliers for each raw material or component, we place a substantial percentage of our orders with a limited number of key suppliers. For example, in 2010, 2011 and 2012, we purchased approximately 43%, 46% and 47%, respectively, of our components from our five largest suppliers, as measured by cost. In particular, approximately 15%, 17% and 17%, respectively, of our components were purchased from our largest supplier in 2010, 2011 and 2012, respectively. With limited exceptions, we do not have long-term supply contracts with our suppliers. Instead, we typically place orders with our suppliers after we secure our wind turbine sales contracts. As such, an increase in demand for our raw materials and components in the future may result in the interruption or delay in the supply of our raw materials and components, which may adversely affect our ability to meet market demand for our products or expand our business as planned. We cannot assure you that such delays will not occur in the future.

Moreover, we may be subject to significant fluctuation in the prices of our raw materials and components, which may increase our operating costs if we are unable to fully pass along such increase to our customers. If we are unable to effectively control our manufacturing costs, in particular, the costs of raw materials and components of our wind turbines, we may not be able to maintain our competitiveness and achieve profitability. Certain components are manufactured or customized for us. If we are unable to secure alternative supply sources in a timely and cost-effective manner or without a reduction in quality, this may harm our reputation, reduce our sales or gross margins and cause us to lose market share. We have in the past experienced delays in the supply of gearboxes from one of our overseas suppliers, which caused a three-month delay in the delivery of our wind turbines and consequent compensation payments in the amount of RMB7.2 million, representing approximately 2.4% of the total value of that sales contract, to the affected customer in 2009. We have not experienced any delays since 2010 through 2012. Since January 2011, our key suppliers started to provide us with a five-year warranty over key components, starting from the date that relevant wind turbines commence operation, or a 66-month warranty period, starting from the date of shipment of such parts or components, whichever is earlier.

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

In April 2008, we entered into a cooperative agreement with one of our then joint venture partners and a local governmental authority in Jilin, Jilin Province. In December 2008 and June 2009, we entered into framework agreements with wind farm operators and certain local governmental authorities in Fuxin, Liaoning Province and Rudong, Jiangsu Province, respectively. In June 2010, we entered into a letter of intent in connection with wind source development with local governmental authorities in Inner Mongolia. In May 2011, we entered into a framework agreement with the local governmental authority in Ganzhou, Jiangxi Province, in connection with granting us priority to obtain rare earth resources and to supply wind turbines for proposed wind farm projects. In October 2011, June 2012 and April 2012, we entered into a strategic cooperative agreement with the Committee of High-Tech Industry Development Zone of Yangjiang, Guangdong Province and the local governmental authorities of Gaozhou, Guangdong Province and Dali Bai Autonomous Region, Yunnan Province, respectively, in connection with granting us priority to develop wind farm projects. Under these agreements, we generally agreed to invest and establish facilities in these regions, in exchange for which, we obtained land, tax and other policy incentives from local governments and these wind farm operators agreed to purchase our wind turbines with the first priority. Subject to PRC laws and regulations, the local governments may not have the authority or power to provide us with the tax, land and other policy incentives and that the obligations of the local governments to provide us with tax, land and other policy incentives and the obligations of the wind farm operators to purchase our wind turbines may not be enforceable under PRC law as the performance of these obligations may violate rules and regulations of the PRC government, including the Opinions on Curtailing Over-capacity and Excessive Construction in Certain Industries and Guiding the Healthy Development of Such Industries jointly issued by the NDRC and nine other government authorities in September 2009, or the NDRC Opinions, which aims to curb the over-development and investment in industry sectors, including steel, concrete, polysilicon and wind power equipment. Under the NDRC Opinions, among other things, the requirement imposed by local authorities during the bidding process to use locally manufactured wind power equipment or to build wind power equipment production capacity locally is strictly prohibited.

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

Most of our customers require bank financing for wind farm projects and therefore the financing terms available in the market have a significant influence on the demand for our wind turbines. Higher levels of interest rates cause wind farm projects to become more costly and less attractive. The ability to obtain financing for a wind farm project also depends on the willingness of banks and other financing institutions to provide loans to the wind power industry. In particular, the global capital and credit markets have been experiencing volatility and disruption since early 2008. Concerns over inflation or deflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining residential real estate market in the United States and elsewhere in the world have contributed to market volatility and diminished expectations for the global economy and the capital markets in the future. These factors led to an economic slowdown and may cause difficulties for certain of our customers to access adequate funding to pay for wind turbines they have ordered in a timely manner. In recent periods, there have been renewed concerns about the sustainability of economic recovery which may cause our customers to delay or cancel their investments in wind farm projects and financial institutions may implement more stringent procedures to approve and grant credit facilities or other financial supports. In addition, we experienced increasing finance expenses in 2011 and 2012 resulting from the financial arrangement fees paid to a commercial bank for our customers to obtain lease financing services for the settlement of our trade receivables. If we continue to incur such fees for our customers to obtain lease financing services to settle our trade receivables, our finance expenses may further increase which may adversely impact our cash flows and results of operations.

If we are unable to effectively identify and capture international market opportunities or if we fail to market, sell and provide technical and maintenance support services for our products in overseas markets, our business prospects may be affected.

We intend to continue identifying and capturing international market opportunities. For example, we believe that India is a wind power market with great potential and that a local manufacturing presence would better support our expansion in India. Mingyang Singapore, our 98% owned subsidiary, acquired a 50% equity interest in GWPL in India in November 2012 in order to take advantage of its established resources, including manufacturing facility, local marketing and operating workforce.

We intend to further expand into selected major overseas wind power markets. To market, sell, deliver and install our wind turbines and provide technical and maintenance support services internationally may expose us to a number of risks, including:

•	fluctuations in currency foreign exchange rates;

•	difficulties in engaging and retaining distributors or direct sales force who are knowledgeable about, and capable to function effectively in, overseas markets;

•	increased operating costs associated with maintaining marketing and sales efforts in various countries and regions;

•	increased operating costs associated with transporting our products and the provision of technical and maintenance support services internationally;

•	evolving local regulations and government policies;

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

We cannot assure you that we will always be able to implement international marketing efforts or make overseas investments at a cost effective manner. If we fail to successfully identify and capture overseas market opportunities, we may not obtain expected investment return and our business operation and financial results may be materially and adversely affected. For example, we decided to terminate our agreements with two Bulgarian companies in connection with two wind power projects with a proposed total capacity of 125MW in Bulgaria, after shipping the first batch of three units of 1.5MW wind turbines in February 2012, primarily due to the unexpected changes in feed-in tariff policy in Bulgaria. In addition, our exclusive license rights from aerodyn Asia to manufacture and distribute our 2.5/3.0MW and 6.0MW SCD wind turbines is limited to China and, as such, our ability to expand in overseas markets depends on our ability to obtain additional licenses from aerodyn Asia. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. Furthermore, we are in the process of applying for certificates for our turbines from GL and local industry associations which we believe will be required by our customers in India. However, we cannot assure you that we will be able to obtain such additional licenses or certificates within a reasonable timeframe or at reasonable costs, if at all.

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

Our future success depends substantially on the continuing services of our senior management team, in particular, Mr. Chuanwei Zhang, our chairman and chief executive officer, who founded Mingyang Electrical and us. Mr. Zhang has over 20 years of relevant experience in the electrical equipment sector and the wind power equipment industry and works on a full-time basis for our company. We also rely on the continuing services of Mr. Song Wang, one of our founders and senior vice president who has over 20 years of research and industry experience, Mr. Jiawan Cheng, our chief operation officer who is a wind power expert with over 20 years of experience in procurement, approximately seven of which were spent in the wind power equipment industry. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected.

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

We have obtained several certifications for our products, including the statements of compliance for design assessment for MY1.5s and MY1.5se models from GL, an international certification body in the wind energy sector, product design certificates from China General Certification Center, or CGC, for our MY1.5se and MY1.5sl models and our 2.5MW SCD wind turbine, and a certificate for our regular rotor blades from China Classification Society Certification Company, or CCSC. We are currently at various stages of applications for additional certifications, such as type certificates for our wind turbines with GL.

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

We began to enter into EPC arrangements in late 2011 for certain wind farm projects as a cost-efficient solution attractive to customers. However, the success of this business model in the long term is uncertain. Under EPC arrangements, we develop the entire wind farm project, either through an investment in a proposed project company or the engagement in the wind farm construction directly at our own costs and expenses, including the installation of our wind turbines, with the intention to sell and transfer to the end customers our capital investment in the project company or the wind farm, as the case may be, for an expected consideration consisting of our initial capital contribution and an agreed fixed return of a certain percentage of such initial investment, upon its completion. To implement EPC arrangements, we invested in seven jointly controlled entities which are expected to operate wind farm projects. We do not recognize revenue from the sale of wind turbines to these jointly controlled entities until they have demonstrated their current ability to settle the sales amount, which is usually evidenced by these entities obtaining financing independently from us.

We may be required to source substantial financial support from commercial banks or financial institutions to implement our EPC arrangements. The success of this new business model is subject to various risks and uncertainties, including:

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

As of the date of this annual report, we had 11 ongoing EPC arrangements with an aggregate of 317 units of wind turbines. If we are not able to successfully manage the risks and uncertainties associated with the EPC arrangements, our business, results of operations and financial condition may be materially and adversely affected and our reputation may also be impaired.

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

We do not maintain business interruption insurance. As the insurance industry in China is in its early stage of development, the business interruption insurance and the product liability insurance available in China offer limited coverage compared to that offered in many other countries, especially in the United States. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have a material and adverse effect on our business and results of operations. On the other hand, our business operations, particularly our production facilities, involve risks and hazards that could result in damage to, or destruction of, property and machinery, personal injury, business interruption and possible legal liability. In addition, we do not have product liability insurance covering body injuries and property damage caused by the products we sell, supply or distribute. Therefore, as with other wind turbine manufacturers in China, we are exposed to risks associated with product liability claims and may need to bear the litigation cost if the use of our products results in body injury or property damage. In March 2011, we purchased an insurance policy covering the expenses and losses we may incur resulting from any product deficiency of our wind turbines. The one-year term insurance policy, which expired in March 2012, covered a batch of 518 units of our wind turbines. The total amount we obtained from claims brought under this insurance policy during the insurance period was approximately RMB8.3 million (US$1.3 million). Since March 2012, we have not maintained any similar insurance policy. Even if we obtain such insurance, it may not be able to sufficiently cover all of our wind turbines that have been delivered and connected to the grid, nor can we assure you that we will obtain enough insurance proceeds to cover all kinds of expenses we may incur resulting from our product deficiency.

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

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans, in amounts equal to pre-determined percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB21.1 million, RMB23.1 million and RMB23.0 million (US$3.7 million) for 2010, 2011 and 2012, respectively, which were recorded in our cost of sales, operating expenses and inventories. We failed to make these contributions in full and underpaid RMB8.1 million, RMB0.2 million and RMB0.3 million (US$44.7 thousand) in 2010, 2011 and 2012, respectively. The aggregate amount due reached approximately RMB20.9 million, RMB21.1 million and RMB21.4 million (US$3.4 million) as of December 31, 2010, 2011 and 2012, respectively, which amounts were recorded as accrued expenses and other payables.

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

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. We are required to account for share-based compensation in accordance with IFRS 2 Share-based Payments , which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain directors, officers and other employees. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,020,000. The exercise price of the options is US$8.40, which is 60% of the initial public offering price at US$14.00 per ADS, each ADS representing one ordinary share. We incurred share-based compensation expenses relating to these options in the amount of RMB34.4 million, RMB112.5 million and RMB42.9 million (US$6.9 million) for the years ended December 31, 2010, 2011 and 2012, respectively. In addition, if we grant options, restricted shares or other stock-based awards in the future, we could incur significant compensation charges and our net income could be adversely affected.

We have significant outstanding borrowings. If we fail to repay the borrowings or to comply with financial covenants under the loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

As of December 31, 2012, our outstanding short-term loans (including the current portion of long-term loans) were RMB1,685.7 million (US$270.6 million) and bore a weighted-average interest rate of 6.50% and our outstanding long-term loans (less any current portion) was RMB354.4 million (US$56.9 million) and bore varying interest rates of 5.76% to 14.50%. Although we have been able to obtain renewals of certain of our short-term loans shortly before they would mature, we cannot assure you that we will be able to renew similar loans in the future. Similarly, we cannot assure you that we will be able to rollover or replace our long-term debt when it matures. If we are unable to obtain renewals of or rollover our debt or find sufficient alternative funding on reasonable terms, we may have to repay such borrowings. If we cannot repay our borrowings, our financial condition, results of operations and business prospects would be materially and adversely affected.

Furthermore, we have entered into and may in the future enter into loan agreements containing financial covenants that require us to maintain certain financial ratios. To the extent that we are not able to meet such financial covenants and fail to obtain waivers from the lenders or repay such loans, this may constitute an event of default and as a result, the lenders may refuse to lend additional funds or accelerate the repayment of any outstanding borrowings, which could materially and adversely affect our financial condition, result of operations and business prospects. Furthermore, in response to potential breaches, we may have to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring. However, we cannot assure you that we would be able to reach agreements with the lenders. In connection with any future amendments to such covenants, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us. A default under the loan agreements could also trigger cross defaults to our other material agreements which could materially and adversely impair our financial condition, results of operations and business prospects.

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

We conduct substantially all of our business in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to Sino-foreign joint ventures. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. Such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the alternative energy industry or the wind power equipment industry in China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We conduct substantially all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2012, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB407.4 million (US$65.4 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Further, PRC residents are required to file amendments to their registrations with the local SAFE branch if their special purpose companies undergo material events involving changes in capital, such as changes in share capital, mergers and acquisitions, share transfers or exchanges, spin-off transactions or long-term equity or debt investments. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies , or Circular 19, which became effective on July 1, 2011. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the non-compliance to the local branch of SAFE.

As of the date of this annual report, Mr. Chuanwei Zhang and Mr. Song Wang, each a PRC resident, collectively beneficially owned approximately 26.0% of our total issued and outstanding share capital. We are advised that they have completed their registration with local SAFE branch as required under the SAFE notice in connection with their initial acquisition of their beneficial interests in offshore special purpose companies. We are also advised that they have completed the amendment to the registration in connection with the transfers of their equity interests in such offshore special purpose vehicles for beneficial ownership in us. These beneficial owners are required to timely amend their SAFE registration for future changes in their beneficial interests in us pursuant to the SAFE notice. The failure of these beneficial owners to do so or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange , or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or the Stock Incentive Plan Rules, which replaced the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan. In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. As such, our employees, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.

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

We believe that we are not a “resident enterprise” nor do we meet the criteria under the Circular 82 as the Circular 82 only applies to offshore enterprises controlled by PRC enterprises while none of our shareholder is a PRC company or PRC corporate group. However, as all of the our operational management is currently based in the PRC, and we expect them to continue to be located in China, our Company may be deemed a PRC resident enterprise and therefore subject to the PRC enterprise income tax at a rate of 25% on our worldwide income, which excludes the dividends received directly from another PRC resident enterprise. In case we are required to pay the income tax on capital gains by the relevant PRC tax authorities, our financial conditions and results of operations could be adversely affected.

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

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics throughout the world, including in China, as the majority of our customers are manufacturers based in China. Natural disasters and health epidemics in China could significantly disrupt the operations of our suppliers and prevent them from fulfilling orders from us. Sustained natural disasters and health epidemics in China could also significantly reduce the production capacity of us or the demand for our products. There have been several instances of serious natural disasters and health epidemics throughout the world, including in China, in recent years. For example, in May 2008, a major earthquake struck Sichuan Province and certain other parts of China, devastating much of the affected areas and causing tens of thousands of deaths and widespread injuries. In addition, in early 2008, parts of China, in particular its southern, central and eastern regions, experienced what was reportedly the most severe winter weather in the country in half a century, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. Moreover, certain countries and regions, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu, as well as severe acute respiratory syndrome, or SARS, over the past years and, more recently in 2009, the outbreak of influenza A, also known as H1N1 and the spread of H7N9 avian influenza virus in early 2013. In addition, in March 2011, Japan was struck by a 9.0-magnitude earthquake and tsunami. While such events in the past have not had an adverse impact on us as of the date of this annual report future natural disasters and health hazards may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects.

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

The SEC’s recent administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under Sarbanes-Oxley against the Chinese affiliates of the ‘‘big four’’ accounting firms and also against BDO China Dahua Co., Ltd. The Rule 102(e) proceedings initiated by the SEC related to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of Sarbanes-Oxley, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditor, or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

As of the date of this annual report, Mr. Chuanwei Zhang, our founder, chairman and chief executive officer, beneficially owned approximately 25.5% of our total issued and outstanding ordinary shares. Clarity China Partners, L.P., Clarity MY Co-Invest, L.P. and Clarity China Partners (AI), L.P., or Clarity Investors, collectively, beneficially owned approximately 13.4% of our issued and outstanding ordinary shares and ICBC International Investment Management Limited beneficially owned approximately 7.3% of our issued and outstanding ordinary shares, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

In addition, Mr. Zhang may have potential conflicts of interest with us arising from his ownership interests in Mingyang Electrical and Mingyang Electrical’s immediate holding company, Zhongshan Mingyang Electrical Appliances Co., Ltd., or Mingyang Electrical Appliances, which is controlled by Mr. Zhang. We have recorded significant related parties transactions with these companies during the recent years. As a result, the interests of Mr. Zhang as a controlling shareholder of these entities and the interests of our company may conflict. We cannot assure you that if conflicts of interest arise, Mr. Zhang will act in the best interests of our company or that any conflict of interest will be resolved in our favor.

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

On February 26, 2009, we incorporated China Wind Power Equipment Group Ltd under the laws of Cayman Islands as our ultimate holding company. In May 2009, China Wind Power Equipment Group Ltd changed its name to China Wind Power Equipment Group Limited and in April 2010, China Wind Power Equipment Group Limited changed the name to China Ming Yang Wind Power Group Limited. We currently operate our business in China and our principal place of business is located at Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong Province. Our telephone number at this address is +(86)-760-28138888 and our Internet website address is www.mywind.com.cn . The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

2007 and 2008 Investments and Shareholding Restructurings

In July 2007, Kangyu transferred all of its equity interest in Guangdong Mingyang to Mingyang Electrical Appliances for a consideration of RMB15.6 million and in August 2007, Mingyang Electrical Appliances transferred its 20.0% equity interest in Guangdong Mingyang to Keycorp Limited, or Keycorp, a Hong Kong company then owned by China Opportunity S.A. SICAR, or China Opportunity. After the transaction, Guangdong Mingyang became a Sino-Hong Kong joint venture.

As a result of the following investments and capital contributions from October 2007 to September 2008, Mingyang Electrical, First Base Investments Limited, or First Base, Keycorp, GreenHunter, and Asiatech Holdings Limited, or Asiatech, became the shareholders of 43.52%, 32.19%, 15.27%, 5.98% and 3.04%, respectively, of the equity interests in Guangdong Mingyang at the end of 2008:

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

In October 2009, Sky Trillion Limited, or Sky Trillion, a British Virgin Islands company then owned by ICBC International Investment Management Limited, or ICBC International, and Tech Sino Limited, or Tech Sino, a Hong Kong company then owned by Chan Ping Che and Chan Ping Yee, invested approximately RMB342 million and RMB100 million, respectively, in Guangdong Mingyang. In October 2009, GreenHunter transferred all of its equity interest in and obligation to Guangdong Mingyang to King Venture Limited, or King Venture, a Hong Kong company then owned by Ace Ambition International Limited, or Ace Ambition, a company then owned by DT Capital China Growth Fund L.P. As a result, Mingyang Electrical, First Base, Keycorp, Sky Trillion, King Venture, Tech Sino and Asiatech became the holder of 37.52%, 27.75%, 13.16%, 10.88%, 4.89%, 3.18% and 2.62%, respectively, of the equity interests in Guangdong Mingyang.

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

In December 2009, Mingyang Electrical transferred 36.52% of Guangdong Mingyang’s equity interest it held to Wiser Tyson Investment Corp Limited, or Wiser Tyson, a Hong Kong company then wholly owned by Ms. Ling Wu, the spouse of our founder, Mr. Chuanwei Zhang, for a consideration of approximately US$24.84 million. Immediately prior to the transfer of Mingyang Electrical’s equity interest in Guangdong Mingyang, Mingyang Electrical Appliances, Mr. Chuanwei Zhang, through Mr. Jinfa Wang and Mr. Jianren Wen under a share custody agreement, Mr. Xiaoji Wu, Shenzhen Capital (Hong Kong) Company Limited, or Shenzhen Capital, and Merrill Lynch PCG, Inc., or Merrill Lynch PCG, beneficially owned 71.2%, 5.6%, 2.4%, 12.8% and 8.0% of Mingyang Electrical’s equity interest, respectively.

In January and February 2010, Ms. Ling Wu transferred all of her equity interest in Wiser Tyson to Rich Wind Energy Two Corp., or Rich Wind Energy Two, a British Virgin Islands company then wholly owned by Ms. Ling Wu, and issued shares in Rich Wind Energy Two to herself, Best Jolly Investments Limited, or Best Jolly, an entity wholly owned by the spouse of Mr. Xiaoji Wu, SCGC Capital Holding Company Limited, or SCGC, a wholly owned subsidiary of Shenzhen Capital, and Merrill Lynch PCG, the other original shareholders of Mingyang Electrical. Subsequently, Ms. Ling Wu transferred all her equity interests in Rich Wind Energy Two to Rich Wind Energy Three Corp., or Rich Wind Energy Three, a British Virgin Islands company wholly owned by her. As a result, Rich Wind Energy Three, Best Jolly, SCGC and Merrill Lynch PCG, through Rich Wind Energy Two, indirectly held 28.05%, 0.88%, 4.67% and 2.92%, respectively, of the equity interests in Guangdong Mingyang. Effectively, the ownership percentage in Guangdong Mingyang held by Best Jolly, SCGC and Merrill Lynch PCG remained unchanged immediately after these equity transfers.

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

In order to attract additional strategic investors to invest in our company while not diluting the interests of the other shareholders through the issuance of new shares by our company to such investors, Rich Wind Energy Three, our single largest shareholder which is beneficially owned by the spouse of Mr. Chuanwei Zhang, our chairman and chief executive officer, transferred a total of 8,575,600 ordinary shares it held in our company to Faith Crown Investments Limited, a British Virgin Islands company, Mitsui & Co., Ltd., or Mitsui, a company incorporated in Japan, Lead Success Group Limited, a British Virgin Islands company wholly owned by CCB International Asset Management Limited, or CCB International, and other investors in July and August 2010. Mitsui, CCB International and other investors began discussions with our management in August 2009 to invest in our company, and Mr. Chuanwei Zhang, Mr. Xian Wang and Mr. Song Wang agreed to the valuation of their investments in March 2010. Following the completion of our restructuring and share swap, their investments were completed in July and August 2010. In July 2010, Ace Ambition also transferred a total of 1,908,200 ordinary shares it held in our company to Clarity Investors and other investors. In August 2010, Second Windy and Third Windy, which are beneficially owned by Mr. Xian Wang and Mr. Song Wang, respectively, transferred a total of 700,000 ordinary shares and 100,000 ordinary shares, respectively, to other investors.

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

On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs. As of December 31, 2012, an aggregate of 3,153,897 ADSs had been repurchased by us on the open market at prevailing market prices. The repurchases have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Developments in 2011 and 2012

In 2011 and 2012, we incorporated several new subsidiaries in China in order to further grow our business. In 2011, we, through Jilin Mingyang Wind Power Technology Co., Ltd. (previously known as Jilin Mingyang Datong Wind Power Technology Co., Ltd.), or Jilin Mingyang, established Baicheng Mingyang New Energy Equipment Co., Ltd., Taonan Mingyang New Energy Equipment Co., Ltd. and Shuangliao Mingyang New Energy Equipment Co., Ltd. in Jilin Province. In June 2012, Guangdong Mingyang and Zhongshan Mingyang Wind Power Blade Technology Co., Ltd., or Zhongshan Blade, established Guangdong Mingyang New Energy Investment Development Co., Ltd. In 2012, we, through Jilin Mingyang, also established Da’an Mingyang New Energy Equipment Co., Ltd. in Jilin Province. In addition, in late 2011, we established Gansu Mingyang New Energy Technology Co., Ltd. in Gansu Province and Guizhou Mingyang Wind Power Technology Co., Ltd. in Guizhou Province. In 2012, we also established Yunnan Mingyang Wind Power Technology Co., Ltd., or Yunnan Mingyang, in Yunnan Province, and Gaozhou Mingyang New Energy Investment Development Co., Ltd.) in Guangdong Province. We expect to leverage such subsidiaries to explore additional market opportunities in their local areas. Yunnan Mingyang commenced commercial production in early 2013 and the remaining new subsidiaries have not commenced commercial operations as of the date of this annual report.

We establish joint ventures to jointly explore market opportunities. We have entered into shareholders agreements, pursuant to which we contributed cash into the registered capital of seven jointly controlled entities. In accordance with the shareholders agreements, the other shareholders of each jointly controlled entity are obligated to repurchase the equity interests held by us within two to five years after completion of certain milestone events. We are also entitled to a fixed annual return of 15% to 16% of the amount or portion of the amount we contributed to the registered capital of the jointly controlled entities. The amount of the fixed-rate annual return will be settled by the other shareholders when they repurchase the equity interests in the jointly controlled entities held by us. According to the shareholders agreements, unanimous consent between the other shareholders and us is required for all strategic financial and operating decisions of the jointly controlled entities. We are not entitled to any dividend or residual interest of the jointly controlled entities, except for the fixed-rate annual return.

In August 2012, Guangdong Mingyang and Huaneng Renewables Corp. entered into a shareholders agreement to establish Huaneng Mingyang New Energy Investment Co., Ltd., or Huaneng Mingyang, by subscribing to 37.0% and 63.0% of the equity interests in the new entity, respectively. As of December 31, 2012, Guangdong Mingyang and Huaneng Renewable Corp. had each paid 20% of their respective share capital with the outstanding amounts to be settled by each party within two years from November 2012, the date of incorporation of Huaneng Mingyang.

In addition, we integrate our business operations by acquisitions. In September 2011, we acquired all of the equity interest in Zhongshan Ruiyang Investment Management Co., Ltd., or Zhongshan Ruiyang, from Mingyang Electrical. We also acquired the remaining equity interest in Tianjin Jinneng Mingyang Wind Power Technology Co., Ltd., or Jinneng Mingyang, from Tianjin Jinneng Investment Company, or Tianjin Jinneng, in October 2012. Jinneng Mingyang subsequently changed its name to Tianjin Mingyang Wind Power Technology Co., Ltd., or Tianjin Technology. In addition, in August 2012, we acquired 100% of the equity interest in Inner Mongolia Fengchangyuan New Energy Development Co., Ltd., or Fengchangyuan New Energy, from two independent third parties. Fengchangyuan New Energy currently has the exclusive right to develop a 49.5MW wind farm project located in Inner Mongolia, China.

Furthermore, to enhance our international expansion strategy, in July 2011, we established Ming Yang Wind Power (International) Co., Limited in Hong Kong. In June 2012, we, through Ming Yang Wind Power (International) Co., Limited, established Mingyang Singapore.

Acquisition of GWPL

In November 2012, we, through Mingyang Singapore, acquired a 50% equity interest in GWPL, which is mainly engaged in manufacture and sales of wind turbine in India. Pursuant to the terms of the shareholders agreement, upon completion of the acquisition we obtained majority voting power at the shareholders meeting and the majority of seats on the board of directors of GWPL. Reliance Capital Limited and its related entities were the largest shareholders before the acquisition. GWPL currently has three wholly owned subsidiaries, responsible for infrastructure establishment, marketing and operational supporting. We expect to expand into Indian market by leveraging GWPL’s established facilities, marketing channels and customer base in India.

B.	Business Overview

Overview

We are a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. As China had advanced in the world in terms of newly and cumulative installed capacity of wind turbines, and we expect to continue to increase our market share in China, we are well-positioned to benefit from the projected significant growth in China’s wind power equipment industry. As of December 31, 2012, we had entered into sales contracts with 37 end customers to deliver 3,730 units of our wind turbines, representing wind power output of approximately 5,782 MW. Among the 3,730 units, 2,619 units were delivered and 2,468 units were commissioned and revenue recognized as of December 31, 2012.

Our current products consist of (i) basic models of wind turbines with a rated power capacity of 1.5MW, (ii) wind turbines with a rated power capacity of 2.0MW, and (iii) 2.5/3.0MW SCD wind turbines. Each product type may be installed with one of three rotor blade models depending on the location and wind conditions. 1.5MW wind turbines are the most widely used model in China. However, we believe demand has started to shift to higher megawatt wind turbines.

We cooperate with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop our 1.5MW wind turbines and share intellectual property rights. We have designed and developed several customized models of our 1.5MW wind turbines to cater to the wind and other weather conditions and power grids in China. In addition, we also have obtained exclusive licenses from aerodyn Asia to manufacture and distribute SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation in line with our specified operating conditions. Our second 3.0MW SCD prototype was delivered and installed for an onshore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. We recognized revenue from our SCD wind turbines for our Dabancheng project beginning 2012. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered and we have completed the in-house testing and commenced assembly for the gearbox.

Our customers include five largest Chinese state-owned power producers, namely Huaneng, China Datang, Huadian, China Guodian Corporation, or Guodian, and China Power Investment Corporation, or CPIC, or their alternative energy subsidiaries, such as China Longyuan Power Group Corporation Limited, or Longyuan, a subsidiary of Guodian, and China Datang Corporation Renewable Power Co., Limited, or Datang Renewable, a subsidiary of China Datang, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2010, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity that year. We also sell wind turbines to regional alternative energy investment companies, regional power producers and wind farm operators in the private sector.

Our facilities are currently located in Zhongshan, Tianjin, Jilin, Rudong, Dali and Inner Mongolia in China. We expanded our designed annual production capacity from 288 units of 1.5MW wind turbines in 2007 to 2,206 units of 1.5MW wind turbines, 360 units of 2.0MW wind turbines and 400 units of 2.5/3.0MW SCD wind turbines as of December 31, 2012, assuming 25 actual working days per month. The Dali facility currently has a designed annual capacity of approximately 300MW, representing 120 units of 1.5MW wind turbines and 60 units of 2.0MW wind turbines.

In addition to our facilities in China, our newly acquired subsidiary in India, GWPL, has a turbine and tower manufacturing facility located in Silvassa, India. The facility currently has a designed annual capacity of approximately 300MW.

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

We currently offer 1.5MW and 2.0MW wind turbines specially designed and developed for the wind and weather conditions and power grids in China. We believe that our products have high energy output, high availability and low cost of energy produced, which can operate under various weather and wind conditions including typhoon, thunderstorm, salty air, freezing, low temperature and sand dust in China. Our turbines have a designed operational life of 20 years, which we believe is consistent with industry standards, such as GL Guideline for the Certification of Wind Turbines. Our MY1.5s model can be installed in the eastern and southern coastal regions of China, which experience frequent typhoons and thunderstorms and have erosive weather conditions. Our MY1.5se model can be installed in the northern regions of China to withstand cold weather during the winter months of temperatures as low as -40°C as well as frequent sandstorms during the spring months. We also develop and offer SCD wind turbines, primarily for off-shore use, by utilizing technologies exclusively licensed from aerodyn Asia.

Our 1.5MW wind turbines are equipped with rotor blades usually with a post-installation diameter of 77.1 meters, 82.6 meters or 89.0 meters. They start operating when the average wind speed as measured over a ten minute interval exceeds 3 meters per second, or m/s, and will be automatically turned off when the average wind speed as measured over a ten minute interval exceeds 20 to 25 m/s in order to prevent damage to the wind turbine. Rated wind speed is the wind speed at which a wind turbine reaches its rated power capacity. The rated wind speed is 10.6m/s for our turbines equipped with 82.6 meter diameter rotor blades, 10.9m/s for turbines equipped with 89.0 meter diameter rotor blades and 11.3m/s for our turbines equipped with 77.1 meter diameter rotor blades, as compared to 12m/s that is typical for the wind turbine with same rated power manufactured by our domestic competitors.

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

Our 2.0MW Wind Turbines

We also develop and offer 2.0MW wind turbines by upgrading our existing 1.5MW models. Our 2.0MW wind turbines have double fed generators and can be installed with three different types of rotor blades, subject to the requests of our customers and depending on location and wind conditions.

SCD Wind Turbines

We have obtained exclusive license rights under a license agreement from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. An SCD wind turbine has its two-stage planetary gearbox and a medium-speed running synchronous generator integrated in a compact way, which contributes to the reduction in the total weight and size of the wind turbine on one hand and lowers the operational speed of bearings inside therefore minimizing the wear of components on the other. Yaw system and certain other components are installed inside the carrier which further reduces the external size of the turbine. Moreover, the compact and enclosed designs also improve the resistance to corrosion of the assembled parts and components of the SCD wind turbine.

Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010. The prototype has demonstrated successful operation since its connection to the grid at the end of 2010. Our second 3.0MW SCD prototype was delivered and installed for an onshore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing and have commenced the assembly for the gearbox. The maximum rated power capacity of the 6.0MW SCD wind turbine prototype may also be adjusted to reach 6.5MW. Since we intend to use the SCD wind turbines for offshore applications, our research staff have been collecting and analyzing offshore metrological data, hydrologic data and relevant information for the installation and operation of these wind turbines.

Other Potential New Products

To expand our product portfolio and to cater to market demand, we are currently developing in-house several new products. For example, we are developing a 3.8MW wind turbine model in response to the demand for larger multi-megawatt wind turbines.

Configuration for a Wide Range of Wind Conditions

Based on evaluation of wind resource and micro-siting analysis, we configure our MY1.5s and MY1.5se wind turbines for a wide range of wind conditions by selecting appropriate rotor blades and turbine tower designs with the goal to minimize the unit cost of electricity produced. Our wind turbines can be installed at wind farms with annual average wind speed as measured over a ten minute interval of up to 8.5 m/s and extreme wind speed of up to 70 m/s, including in the typhoon regions in eastern and southern China. For wind farms with low average wind speed but subject to occasional high speed wind gusts, we offer our MY1.5se wind turbines that are a cost effective solution for energy production in those regions.

Rotor Blades. We develop and manufacture in-house various rotor blades for our wind turbines. Two models of rotor blades for our 1.5MW wind turbines were utilizing aerodyn’s technologies transferred to us from Mingyang Electrical, namely, rotor blades with a length of 37.5 meters, or the regular rotor blades, and rotor blades with a length of 40.3 meters, or the enhanced rotor blades. The post-installation diameter of regular rotor blades and enhanced rotor blades reaches 77.1 meters and 82.6 meters, respectively. We also developed rotor blades with a post-installation of 89.0 meters for our 1.5MW wind turbines. We have developed and manufactured three types of rotor blades for our 2.0MW wind turbines and three models of rotor blades for our SCD wind turbines. Our rotor blades are made with glass fibers and have undergone special surface treatment to resist erosions from sandstorms and coastal salty air. Our rotor blades have extended length which provides our turbines with a larger swept area and a lower cut-in wind speed, which is the minimum speed at which the turbine can start rotating and generate power. This feature, together with the optimized aerodynamics design, increases the output of the wind turbine under low wind conditions and increase the output of the wind turbine.

Turbine Tower Designs. We also develop turbine towers, either through our own design or in cooperation with aerodyn Energiesysteme. Our turbine towers are of tubular design and with a height ranging from 65 meters to 100 meters, to meet different requirements of wind farms in locations with different wind patterns. Ladders and platforms inside the tower provide access to the nacelle. Our turbine tower design also can be customized to meet customer needs and wind farm conditions. We plan to continue to improve the designs of turbine towers that we offer in the future in response to specific requirements from our customers and market demand.

Our Operations

The following diagram depicts the key stages in our production process:

Production Capacity and Geographic Distribution

We manufacture rotor blades and assemble wind turbines on a large scale and in a cost effective manner and we can respond quickly to changes in customer demands. We plan to continue to improve our wind turbine design and streamline our processes in order to produce high-quality and reliable wind turbines with high efficiency and at competitive costs.

As part of our effort to implement design and functional improvements to our wind turbine manufacturing, we have been moderating our production output continuously. As a result, we were able to deliver 610 units, 1,090 units and 472 units of our wind turbines in 2010, 2011 and 2012, respectively. Our designed annual production capacity had achieved 2,966 units in 2012, including 1.5MW wind turbines, 2.0MW wind turbines and SCD wind turbines, compared to 2,546 units in 2011 and 1,898 units in 2010.

We currently assemble our wind turbines in our Zhongshan, Jilin, Tianjin, Rudong, Dali and Inner Mongolia facilities, where we have a total of 124 assembly stations concurrently operating. We relocated the assembly lines at Xi’an facility to our new facility in Tianjin, which commenced commercial production in October 2010. As of December 31, 2012, our aggregate annual production capacity reached 2,206 units of 1.5MW wind turbines, 360 units of 2.0MW wind turbines and 400 units of 2.5/3.0MW SCD wind turbines, assuming 25 actual working days per month. The Dali facility currently has a designed annual capacity of approximately 300MW, representing 120 units of 1.5MW wind turbines and 60 units of 2.0MW wind turbines.

We currently manufacture our rotor blades in our Zhongshan, Jilin, Dali and new Tianjin facilities, where we have 26 blade molds with an aggregate annual production capacity of 1,794 sets of rotor blades.

We expanded our Zhongshan facility to increase its designed annual capacity of 2.5/3.0MW SCD wind turbines to 100 units in 2010, which was further increased to 200 units in 2011. We also expanded our production capacity in Tianjin. The aggregate designed annual capacity of the new Tianjin facility reached 786 units of 1.5MW wind turbines and 200 units of 2.5/3.0MW SCD wind turbines by the end of 2012. In addition, our new facility for the manufacture of rotor blades in Jilin, Jilin Province, commenced commercial operation in February 2010 with a designed annual capacity of 384 sets. We also built a new facility in Rudong, Jiangsu Province, the first phase of construction of which was completed in November 2010 and we commenced commercial production of 1.5MW wind turbines at our Rudong facility in September 2011. The Rudong facility has an annual designed production capacity of 200 units of 1.5MW wind turbines as of December 31, 2012. We established our Inner Mongolia facility which commenced commercial production in June 2011. The annual designed production capacity of this new facility is approximately 288 units of 1.5MW wind turbines. We commenced the production of our 2.0MW wind turbines since 2012 in our Jilin and Inner Mongolia facilities, where we had an aggregate annual production capacity of 300 units of as of December 31, 2012.

The table below summarizes our historical actual and designed production capacities in different locations in the periods indicated:

Facilities	Products	Actual Commencement of Commercial Productions	Actual Units Produced as of December 31, 2010		Annual Designed Production Capacity as of December 31, 2010		Actual Units Produced as of December 31, 2011		Annual Designed Production Capacity as of December 31, 2011		Actual Units Produced as of December 31, 2012		Annual Designed Production Capacity as of December 31, 2012
Zhongshan, Guangdong Province	1.5 MW wind turbines	August 2007	169 units		288 units		219 units		288 units		96 units		288 units
	2.5/3.0 SCD wind turbines	September 2010	2 units		100 units		—		200 units		—		200 units
	Rotor blades	May 2008	193 sets		288 sets		177 sets		288 sets		344 sets		360 sets
Jilin, Jilin Province	1.5 MW wind turbines	December 2008	452 units		524 units		229 units		524 units		131 units		524 units
	2.0 MW wind turbines	November 2012	—		—		—		—		45 units		200 units
	Rotor blades	February 2010	167 sets		384 sets		166 sets		384 sets		238 sets		384 sets
Tianjin (new) (1)	1.5 MW wind turbines	October 2010	220 units		786 units		376 units		786 units		233 units		786 units
	2.5/3.0 SCD wind turbines	November 2010	—		200 units		17 units		200 units		—		200 units
	Rotor blades	March 2010	404 sets	(2)	744 sets	(3)	418 sets	(4)	900 sets	(5)	639 sets	(6)	900 sets	(7)
Rudong, Jiangsu Province	1.5 MW wind turbines	September 2011	—		—		10 units		260 units		—		200 units
Dali, Yunnan Province	1.5 MW wind turbines	January 2013	—		—		—		—		—		120 units
	2.0MW wind turbines		—		—		—		—		—		60 units
	rotor blades		—		—		—		—		—		150 sets
Ulanchap, Inner Mongolia	1.5 MW wind turbines	June 2011	—		—		66 units		288 units		17 units		288 units
	2.0 MW wind turbines	July 2012	—		—		—		—		—		100 units

Total	1.5 MW wind turbines		841 units		1,598 units		900 units		2,146 units		477 units		2,206 units
	2.5/3.0 SCD wind turbines		2 units		300 units		17 units		400 units		—		400 units
	2.0 MW wind turbines		—		—		—		—		45 units		360 units
	Rotor blades		764 sets	(2)	1,416 sets	(3)	761 sets	(4)	1,572 sets	(5)	1,221 sets	(6)	1,794 sets	(7)

(1)	We relocated our production at our old Tianjin facility and Xi’an facility to the new Tianjin Facility, which commenced trial production in January 2010.
(2)	Includes the production capacity of 14 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(3)	Includes the production capacity of 72 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(4)	Includes the production capacity of 11 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(5)	Includes the production capacity of 144 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(6)	Includes the production capacity of 23 sets of rotor blades for our 2.0MW wind turbines.
(7)	Includes the production capacity of 144 sets of SCD rotor blades for our 2.5/3.0MW and 6.0MW SCD wind turbines and 162 sets of rotor blades for our 2.0MW wind turbines.

In addition to our facilities in China, our newly acquired subsidiary in India, GWPL, has a turbine and tower manufacturing facility located in Silvassa, India. The facility currently has a designed annual capacity of approximately 300MW.

We intend to manage and expand our production capacity in a controlled manner to ensure that we complete such expansion in an efficient way at competitive costs and in a manner closely aligned with market demand. We locate our facilities close to areas where our customers have built or will most likely build wind farms in order to reduce our transportation costs in connection with the delivery of our wind turbines and replacement spare parts, facilitate our provision of prompt and responsive technical and maintenance support services. Our production facilities in Zhongshan, Rudong, Tianjin, Dali and Jilin are intended to serve the southern, eastern, central and northern regions of China, respectively. Our new facility in Inner Mongolia is intended to serve the northwest region of China.

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

Our advanced manufacturing and assembly processes, together with our China-based production, enable us to optimize our production costs. For instance, we use hydraulic tools to increase our efficiency in assembling gearboxes, and we have optimized the shape of our blade mold to reduce the amount of glass fiber to be used for each rotor blade which further reduces our manufacturing cost. In addition, we are able to improve the production efficiency and reduce material waste in the rotor blade production as a result of improvements to our manufacturing process. The wind turbine manufacturing and assembly includes both automated and manual processes. We achieve a cost efficient structure by optimizing our mix of automated and manual processes, thereby taking advantage of the relatively low cost of skilled labor as well as engineering and technical talent in China. Furthermore, our China-based production model enables us to enjoy the cost advantages of relatively inexpensive land, production equipment, facilities and utilities in China.

Supply of Raw Materials and Components

The key components of a wind turbine include the rotor blades, rotor hubs, main shafts, main frame, gearbox, bearing, generator, frequency converter, transformers, pitch control system and electrical control system. At the early stage of our operation, we purchased a small portion of rotor blades from third party manufacturers due to our then limited rotor blade production capacity. Starting from 2009, we manufactured all our rotor blades in-house for our wind turbines, using licensed technology from aerodyn Energiesysteme, to ensure the quality and supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, each a key component of our wind turbines, from Tianjin REnergy Electrical Co., Ltd., or REnergy, an affiliated entity controlled by our chairman and chief executive officer, Mr. Chuanwei Zhang. Starting from February 2010, we contracted REnergy to supply electrical control systems for us utilizing our proprietary technologies and our brand name. In addition, we mainly purchase parts and components of gearboxes and generators for our SCD wind turbines from overseas and domestic suppliers, including Lloyd Dynamowerke GmbH & Co. KG and Zahnradfertigung OTT GmbH & Co. KG, each a German company, and Nanjing Turbine & Electric Machinery. We assemble the purchased parts and components of gearboxes in-house which we believe effectively contributes to the reduction of our total manufacturing costs.

We purchase other components from carefully selected reputable suppliers. For major components, we identify suppliers through a bidding process. Based on our evaluation of their technology capabilities, product quality, pricing terms, production capacity, operational management and post-sales services, we generally engage two or three suppliers for each major components and allocate from 50% to 70% of the procurement to one designated supplier in order to minimize dependency on any single supplier, ensure quality and stable supply and obtain favorable pricing. We plan to continue to expand our supplier networks. Moreover, we currently assemble gearboxes, generators and pitch control systems in-house for our SCD wind turbines due to its unique compact and enclosed design. To ensure the quality of such in-house manufactured components and SCD wind turbines, we have also set up two full capacity testing centers for SCD wind turbines at our Zhongshan and Tianjin facilities to inspect and examine on wind turbines as well as pitch control system, electrical control system, drive train and other key components.

In order to reduce costs and obtain more responsive post-sales services from our suppliers, we have sought to localize the supply of key components from the Chinese factories of foreign component manufacturers or established domestic supply network. Like most other Chinese wind turbine manufacturers, we previously purchased key components, such as gearboxes and generators, solely from overseas suppliers such as Jahnel-Kestermann Getriebewerke Bochum and VEM Sachsenwerk GmbH, or VEM, in Germany. Since 2008, we have increasingly sourced components of comparable quality from domestic suppliers, many of which we believe are also suppliers for world leading wind turbine manufacturers including Vestas Wind Systems A/S, or Vestas, General Electric Energy Company, or GE, Nordex AG, or Nordex, and REpower Systems AG, or Repower. Currently, we manufacture rotor blades in-house and source almost all of the raw materials and components for our 1.5MW wind turbines from the Chinese factories of foreign component manufacturers or established domestic suppliers, except that we may from time to time purchase certain of our key components from overseas suppliers upon requests from our customers. Since our inception in 2006, we have not experienced any material quality issues as a result of the transition from foreign suppliers to domestic suppliers. In 2009, however, the delivery of a batch of wind turbines was delayed due to the delay in the supply of one key component from our overseas supplier and as a result, we made a compensation payment to the customer. We did not incur other delivery delays since 2010 through 2012.

We have established strategic relationships with our primary suppliers of main bearings, gearboxes, frequency converters and generators by entering into framework supply agreements to express the parties’ intention to explore future cooperative opportunities in good faith, including with regard to favorable pricing terms, supply priority, quality and post-sales service assurance and technology cooperation. For example, in February 2010, we entered into a framework supply agreement with Winergy Tianjin, the Chinese subsidiary of a world leading supplier of gearboxes, for the supply of our gearboxes for the years from 2010 to 2013. In 2009, we entered into strategic cooperation framework agreements with selected suppliers, including ABB Beijing Drive Systems Co., Ltd., or ABB Beijing, Schaeffler Hong Kong Company Limited, or Schaeffler, Nanjing Turbine & Electric Machinery (Group) Co., Ltd. and Wafangdian Bearing Company Ltd., or Wafangdian Bearing, under which we agreed in principle to provide these suppliers priority in exchange for most favorable pricing terms available as well as priority for additional orders from these suppliers. These strategic cooperative agreements do not contain substantive terms, and supply contracts with specific terms and conditions in each case will need to be separately entered into to carry out the parties’ intentions in the framework agreements, we believe that these strategic cooperation relationships have provided us with competitive advantages in terms of the quality, supply, price and after-sales services. Since January 2011, Nanjing High Speed also agreed to provide warranties for the gearboxes for a prolonged warranty period of 60 months from the commencement of operation of relevant wind turbines, or 66 months from the shipment of such parts or components, whichever is earlier, and is responsible for all costs incurred as a result of any problems due to the quality of its products. The agreements will be terminated upon the completion of the performance of obligations of both parties. We are also entitled to terminate the purchase agreements by written notice if (i) Nanjing High Speed is not able to deliver gearboxes in a specific time period, (ii) it fails to perform other obligations under the agreements, or (iii) we incur a significant loss due to the poor quality of its products. In addition, Zhongshan Mingyang Energy Investment Co. Ltd., an affiliated entity controlled by Mr. Chuanwei Zhang, has invested 10% of the equity interest in a joint venture set up between VEM and Nanjing Turbine & Electric Machinery.

The table below sets out our key suppliers by major components:

Component	Supplier	Location
Hubs	Jiangsu Jixin Wind Power Technology Co., Ltd.	Jiangsu Province
	Jiangsu Huadong Wind Energy Technology Co., Ltd.	Jiangsu Province

Main shafts	Jiangyin Zhenhong Heavy Forging Co., Ltd.	Jiangsu Province
	Sinosteel Xingtai Machinery & Mill Roll Co., Ltd.	Hebei Province

Gearboxes	Nanjing High Speed	Jiangsu Province
	Bonfiglioli Drives (Shanghai) Co., Ltd.	Shanghai

Electric generators	Nanjing Turbine & Electric Machinery (Group) Co., Ltd. Inner Mongolia Equipment	Jiangsu Province Inner Mongolia Autonomous Region

Main frames	Shandong Tongli Steel Structure Company	Shandong Province
	XiangTan Yongda Machine Manufacturing Co., Ltd.	Hunan Province

Electrical control system (Control cabinet)	REnergy	Tianjin

Frequency converters	REnergy	Tianjin
	ABB Beijing	Beijing
	Guangdong Mingyang Longyuan Power and Electronical Co., Ltd.	Guangdong Province

Pitch control system	REnergy	Tianjin
	SSB Wind Energy Technology (Qingdao) Co., Ltd.	Shandong Province

Main bearing	Schaeffler	Hong Kong
	Wafangdian Bearing	Liaoning Province
	Luoyang LYC Bearing Co., Ltd.	Henan Province

Yaw and pitch bearing	Xuzhou Rothe Erde Slewing Bearing Co., Ltd.	Jiangsu Province
	Wafangdian Bearing	Liaoning Province
	Luoyang LYC Bearing Co., Ltd.	Henan Province

Transformers	Zhuhai South Hualitong Special Transformer Co., Ltd.	Guangdong Province

Nacelle cover	Jilin Dongqi Science & Technology Co., Ltd.	Jilin Province
	Bolong 3D Composite Materials Co., Ltd.	Jiangsu Province
	Xiangtan Leading Electric Co., Ltd.	Hunan Province

For non-critical components that are produced to specification, such as standard components, fasteners and connecting terminals, we source from multiple local suppliers that are in proximity to our production facilities via a bidding process. We select such suppliers on the basis of track record, size of the supplier and other commercial factors.

The key raw materials for rotor blade manufacturing include glass fiber, balsa wood, PVC foam and epoxy resin. We purchase our epoxy resin mainly from Wells Electronic Materials (Shanghai) Co., Ltd. and obtain glass fiber, balsa wood, PVC foam and other raw materials from domestic suppliers. We are able to source these raw materials from other suppliers in the event our current suppliers cannot meet our manufacturing needs.

We usually require the suppliers of some key components, such as main shafts, pitch control systems and electrical control cabinets, to consign a certain amount of their components to our designated storehouses, and we settle the purchase orders with these suppliers based on the actual consumption of such components monthly. We believe this enhances the stability of our supply chain and also may reduce the costs due to the large purchase quantity. We typically place component orders after we have received a firm order for our wind turbines and have received prepayments in order to minimize our inventory. The component suppliers typically provide warranties for a period ranging from 6 months up to 30 months after the delivery or commissioning of the wind turbines. Starting from 2011, some of our suppliers agreed to provide prolonged warranties for a period ranging from 18 up to 66 months after the delivery or commissioning of the wind turbines.

Quality Control and Certifications

We have implemented stringent quality control measures that cover the entire business cycle from research and development, raw material procurement, manufacturing and assembly, installation and commissioning to technical and maintenance support services. We received ISO9001:2000 and ISO9001:2008 certifications for our quality management systems of turbines and blades. In December 2010, our wind turbines were awarded as a top brand product in Guangdong Province. Our senior management is actively involved in setting internal quality control policies and established a dedicated quality control department at our headquarters that sets forth general quality control guidelines, manages our quality control practices and oversees the performance of the dedicated quality control teams at each facility. We seek feedback from our engineers at the wind farms and our customers to adjust and further improve our products, manufacturing and assembly processes as well as our quality control procedures.

Our quality control procedures start with our design process, where we employ failure analysis based on established engineering principles and in accordance with industry practices. Our quality control procedures also include quality assurance of raw materials and components, which includes selection of established and reputable suppliers, annual evaluation of our major suppliers, onsite monitoring if necessary and inspection of raw materials and components upon their arrival at our facilities. We have a dedicated team stationed on site at our suppliers of key components such as the gearbox, generator, main frame, rotor hub and main shaft, to monitor the manufacturing and quality control processes of the suppliers. We examine the quality of raw materials and components upon delivery and before usage. We have established quality control measures in each of the key stages of our manufacturing and assembly process and our workers in the production facilities take responsibility of on-going quality control together with the management team at each facility.

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

Once at wind farms, our installation team of engineers and professional staff will supervise third-party installation companies engaged by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure the proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines typically commences after they pass the durability test. So far, none of our wind turbines has failed to pass the durability test within the time period accepted by the customer. In 2012, a total of 472 units wind turbines were delivered, 518 units were commissioned for which we recognized revenue, and 773 units had passed the durability test. We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement.

Our on-site engineers at the wind farms provide feedback to our research and development team and quality control team to further improve our product design and the manufacturing process.

We have established a tracking system to enable us to identify the underlying quality issues of the raw materials and components in order to seek compensation from the suppliers.

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2012:

Certification Test Date	Certifications or Test Standard	Relevant Product
September 2008	ISO9001:2000 quality system certification (1)	Wind turbines
July 2009	ISO9001:2008 quality system certification (1)	Blades

(1)	Issued by International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.

Certification of Our Products

We believe that we are among the first Chinese wind turbine manufacturers to apply for type certificates from GL and are the first Chinese wind turbine manufacturer to have received a design stage statement of compliance. Our wind turbines are designed to meet the specifications set by GL. In June 2007, we received a statement of compliance for C-Design assessment of design plausibility for our MY1.5s model prototype installed in Zhanjiang. In December 2009, we received a statement of compliance for D-Design assessment, from GL for another of our MY1.5se model wind turbines. We had also obtained from WINDTEST Kaiser-Wilhelm-Koog GmbH, or WINDTEST, a leading wind turbine testing firm in Germany and a subsidiary of GL, reports on power performance measurement, acoustic noise measurement and power quality measurement for our 1.5MW wind turbines in Zhanjiang. We obtained a statement of compliance for B-Design assessment in October 2011 and a statement of compliance for A-Design assessment in March 2012 for our MY1.5s models from GL. We also obtained a GL B Type Certificate for our MY1.5s model in September 2012. As of the date of this prospectus, we are in the process of applying for other certifications, including A Type Certificate from GL for our wind turbines.

In addition, we received several product design certificates from CGC, for our 1.5MW wind turbines. According to the Provisional Measures for Administration of Special Funding for the Industrialization of Wind Power Equipment promulgated by the Ministry of Finance of China on August 11, 2008, certificate from CGC is one of the requirements imposed by Chinese regulations on wind turbine manufacturers to be eligible to receive state funding. We received the funding from the provincial authority for our facility expansion in Zhongshan, Guangdong Province for the three years ended December 31, 2012. We also received certificate for our regular rotor blades from CCSC, a Chinese certification and inspection institution, in November 2009.

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

We believe that these certifications will enhance our credibility and help us attract new customers, especially as we expand in the overseas markets.

The following table sets forth the major effective certifications we have received as of December 31, 2012.

Certification Test Date	Certifications or Test Standard	Relevant Product

September 2011	CGC GB18451.1-2001	MY1.5sl (89.0m rotor blade)

November 2011	CGC GB18451.1-2001	SCD3000 loading system

October 2011	CGC GB18451.1-2001	2.5MW SCD (110.0m rotor blade)

March 2012	GL Statement of Compliance for the A-Design Assessment	MY1.5s model

September 2012	GL B Type Certificate	MY1.5s model

Distribution, Warranty and Maintenance Support Services

We are typically responsible for shipping the wind turbines to the wind farms designated by our customers. Due to the size and weight of wind turbines, transportation cost is typically high, constituting approximately 2.8% of the all-in-cost of a wind turbine, depending on transportation distance. In order to minimize transportation cost, we strategically build our facilities close to areas where wind farms are built. Our average transportation cost per unit was reduced from RMB129,000 in 2010 to RMB111,000 in 2011, primarily due to allocation of a higher percentage of our production of wind turbines to our Jilin facility which is closer to the wind farms of our customers in northern areas in China. The average transportation cost per unit increased to RMB138,000 (US$22,000) in 2012 primarily due to the long distance we delivered our wind turbines to wind farms located in northwestern areas in China and Bulgaria. We engage third-party logistics and transportation companies to transport our wind turbines. Our improved wind turbine design that enables the number of rotor blades that can fit on one truck increased from one to two also contributed to the reduction of our transportation cost.

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

We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Under the sales contracts, we offer the customers spare parts at prices which are determined with reference to fair market prices at the time of such sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. Upon the repairs and replacements, we typically restart the warranty period for the repaired or replacement components and our suppliers of such components will generally bear the cost of the repair and replacement during such turbine warranty period in accordance with the provisions in the supply agreements we entered into with these suppliers. Warranty on the components is partially covered by respective suppliers. During the warranty period, we typically guarantee that the availability of our wind turbines is at least 95% on an annual basis. The availability is typically defined as percentage that equals the total number of hours that a wind turbine is ready and available for operation and the production of energy or would be ready and available for operation and the production of energy but for scheduled maintenance, grid unavailability and wind speed and weather conditions falling outside of operation range, divided by the total hours in a year. Furthermore, during the warranty period, we typically also guarantee that at any wind speed, the annual average power output of our wind turbines will exceed 95% of their designed power output at the same wind speed. Upon request from our customers, we may increase the percentage threshold from 95% to 97%. We are generally obligated to pay a monetary damage of up to 20% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, under certain sales contracts, we are also obligated to replace key components, including gearbox, electric generator, main shaft, main frame and nacelle cover, throughout the design life time of 20 years of the wind turbine at no additional cost to our customers in a timely manner if such defects are as a result of our wind turbine design in wind turbines. We may seek compensation from relevant suppliers of such components in accordance with the purchase agreements we entered into with these suppliers if such defects occur within the warranty periods our suppliers provide which are typically for a 30-month period. Starting from 2011, some of our suppliers agreed to provide prolonged warranties for a period ranging from 18 up to 66 months after the delivery or commissioning of the wind turbines.

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

Our Customers

Approximately 53.2% of our total revenue derived from the sales of wind turbines through 2010 to 2012 were generated from the five largest state-owned Chinese electric power producers, namely, China Datang, Huadian, Guodian, CPIC and Huaneng, or their alternative energy subsidiaries, such as Longyuan and Datang Renewable, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity in 2010, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity that year. Our three largest customers, as measured by units of wind turbines contracted since our inception in 2006 through December 31, 2012, were Huaneng, Datang and Huadian. Our customers have wind farms that are located in many provinces and autonomous regions in China, especially in areas with abundant wind resources, for example Inner Mongolia Autonomous Region, Liaoning Province, Jilin Province, Heilongjiang Province, Hebei Province, Gansu Province and Guangdong Province.

We also sell wind turbines to regional alternative energy investment companies, regional electric power producers and wind farm operators in the private sector, including Shang Yi Chahar Wind Power Co., Ltd., Beijing Energy, Yudean, Guangdong Shuidian Bureau Two Co., Ltd., Fujian Investment and Development Group Co., Ltd., Inner Mongolia Aode Sente New Energy Development Co., Ltd. and Da’an Runfeng Energy Development Co., Ltd. New orders from these regional customers amounted to 133 units, 437 units and 317 units in 2010, 2011 and 2012, respectively, accounting for approximately 13.0%, 44.3% and 65.9% of our total orders, in terms of total power output, for the years ended December 31, 2010, 2011 and 2012, respectively. We expect the market shares in China’s wind power industry contributed by these regional alternative energy investment companies to continue to increase in the near future.

We, through Mingyang Electrical, received our first order from Yudean for its wind farm located in the Guangdong Province in May 2007. Since our inception in 2006 through December 31, 2012, we entered into sales contracts with 37 end customers to deliver 3,730 units of our wind turbines, including 3,523 units of our 1.5MW wind turbines, 122 units of 2.0MW wind turbines and 85 units of SCD wind turbines, respectively. We delivered 610 units, 1,090 units and 472 units of wind turbines and recognized revenue for 802 units, 980 units and 518 units of wind turbines, which amounted to RMB5,504.5 million, RMB5,438.1 million and RMB2,649.7 million (US$425.3 million) in 2010, 2011 and 2012, respectively.

The following table sets forth the number of wind turbines we secured contract for, delivered and commissioned and recognized revenue that is attributable to the sales of wind turbines as of the dates and for the periods indicated:

Quarter	New Orders Signed		Cumulative Orders Signed(1)	Deliveries(2)		Cumulative Deliveries(1)	Commissioned and Revenue Recognized(3)		Cumulative Commissioned and Revenue Recognized(1)
	(in units of wind turbines)
2008
First Quarter	99		231	—		—	—		—
Second Quarter	66		297	7	(4)	7	—		—
Third Quarter	287		584	17		24	—		—
Fourth Quarter	—		584	45		69	16		16
2009
First Quarter	99		683	49		118	20		36
Second Quarter	35		718	43		161	58		94
Third Quarter	359		1,077	94		255	29		123
Fourth Quarter	81		1,158	192		447	45		168
2010
First Quarter	265	(5)	1,423	67		514	128		296
Second Quarter	370	(6)	1,793	77		591	182		478
Third Quarter	288	(7)	2,081	188	(5)	779	239		717
Fourth Quarter	176	(6)	2,257	278	(5)	1,057	253		970
2011
First Quarter	232	(6)	2,489	177		1,234	198		1,168
Second Quarter	271	(8)	2,760	212		1,446	245		1,413
Third Quarter	197		2,957	384		1,830	370		1,783
Fourth Quarter	292		3,249	317	(9)	2,147	167		1,950
2012
First Quarter	150	(10)	3,399	28		2,175	80		2,030
Second Quarter	66		3,465	96		2,271	116	(7)	2,146
Third Quarter	160	(11)	3,625	154		2,425	152		2,298
Fourth Quarter	105		3,730	194	(12)	2,619	170	(13)	2,468

(1)	As of the end of the quarter.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. A durability test is conducted following the commissioning.
(4)	Includes our first 1.5MW prototype which was installed in October 2007 but was preliminarily inspected and accepted by the customer in 2008 after comprehensive on-site testing and examinations.
(5)	Includes 1 unit of 2.5/3.0MW SCD wind turbine.
(6)	Includes 16 units of 2.5/3.0MW SCD wind turbines.

(7)	Includes 17 units of 2.5/3.0MW SCD wind turbines.
(8)	Includes 18 units of 2.5/3.0MW SCD wind turbines.
(9)	Includes 11 units of 2.5/3.0MW SCD wind turbines.
(10)	Includes 1 unit of 6.0MW SCD wind turbine.
(11)	Includes 122 units of 2.0MW wind turbines.
(12)	Includes 23 units of 2.0MW wind turbines.
(13)	Includes 7 units of 2.0MW wind turbines.

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

Our marketing and sales team currently consists of 98 individuals. We have regional sales managers, focusing on the northeastern, northwestern, eastern and southern China regions, and customer sales representatives focusing on individual customers. We typically enter into sales contracts with our customers on a project-by-project basis, which provide for the model and number of units of wind turbines to be delivered to designated wind farms. Wind turbines with parts and components and related services we provide under the sales contract are required to meet the technology specifications and are subject to inspections and examinations by our customers. Our customers make payments to us in installments in accordance with payment schedules under the sales contracts, which are usually in line with our delivery and installment schedules. In addition, the customers are entitled under the sales contracts to modify the terms and provisions of the sales contracts upon prior written notice. They are also entitled to terminate the sales contract upon written notice in the event of a delay in the delivery of wind turbines and related services which is longer than a grace period provided under the sales contract. In the circumstance of force majeure, both parties may terminate the contract upon a written notice.

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

As of December 31, 2012, we have also entered into over 30 strategic cooperation agreements with our current customers, including China Datang, Guodian, Huaneng and Yudean, and prospective customers, such as China Guangdong Nuclear Power Corp., or CGNPC, China National Offshore Oil Corporation, or CNOOC, Hebei Dehe New Energy Co., Ltd. and China Wind Power Group Limited, to further capture more market opportunities in selected regions and sales contracts with them for certain of their future wind farm projects. Under these strategic cooperation agreements, these customers generally agreed to provide us with priority when they select suppliers for certain of their wind farm projects subject to requirements and restrictions of relevant laws and regulations. In exchange, we agreed to offer a wide array of supporting services and assistance to these customers, including necessary assistance in obtaining approvals for wind farm projects, facilitating wind farm construction and operation, providing favorable commercial terms to these customers when we are selected as their wind turbine provider. Cooperation under these strategic agreements will be subject to a further detailed agreement on a project-by-project basis. These agreements generally do not have a term and can be terminated by mutual consent. For example, in September 2011, we entered into a strategic cooperation agreement with Yudean to foster offshore wind power development in Guangdong province and to localize the production of multi-megawatt wind turbines. The further detailed implementation of the cooperation is subject to the approvals from relevant government authorities. In November 2011, we entered into a strategic cooperation agreement with China Southern Power Grid Co., Ltd., or CSG, and Yudean to establish a special alliance under the lead of GDRC, in relation to promote local offshore wind power development in Zhuhai, Guangdong Province.

We have also begun exploring market opportunities by offering EPC arrangements. Under the EPC arrangements, we generally agree to develop the entire wind farm project, either through an investment in a proposed project company or the engagement in the wind farm construction directly at our own costs and expenses, including the installation of our wind turbines, with the intention to sell and transfer to the end customers our capital investment in the project company or the wind farm, as the case may be, for an expected consideration consisting of our initial capital contribution and an agreed fixed return of a certain percentage of such initial investment, upon its completion. Under the EPC arrangements, the customers will pay us for our capital investment in each wind farm and the wind turbines that are installed, upon the transfer. The customers also usually agree to be responsible for obtaining relevant governmental approvals. As of the date of this annual report, we had 11 ongoing EPC arrangements for wind farm projects with an aggregate of 317 units of wind turbines. Approximately RMB943.8 million (US$151.5 million) was recognized as revenue under EPC arrangements in the year ended December 31, 2012.

Overseas Markets

We expect to continue our efforts to expand into selected major overseas wind power markets. We incorporated a subsidiary in the United States in July 2010 to explore local market opportunities. In addition, we believe that India is a wind power market with great potential and that a local manufacturing presence would better support our expansion in India. Mingyang Singapore acquired a 50% equity interest in GWPL in India in November 2012 in order to take advantage of its established resources, including manufacturing facility, local marketing and operating workforce.

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

In addition, we also plan to further establish cooperative relationships with commercial banks in China to expand our business internationally. For example, we entered into a strategic cooperative agreement in September 2009 with Guangdong Provincial Branch of Industrial and Commercial Bank of China, or ICBC Guangdong, to obtain a maximum credit line of RMB5.0 billion within the next two years upon our request from time to time and various financial services. In May 2010, we entered into a further elaborated cooperation agreement with ICBC Guangdong for overseas financial services arrangements. In addition, in October 2011, we entered into a development financing cooperation agreement and a planning cooperation agreement with China Development Bank Corp., or CDB, which is a government policy bank wholly owned by China’s central government. Under these agreements, CDB agreed to support our strategic and financial planning by granting up to US$5.0 billion in potential financings, including loans and credit facilities between 2011 to 2015, and by actively participating in our medium-to long-term development planning. The financings from CDB are subject to further terms and conditions to be negotiated.

Research and Development Capabilities and Technology Partnership

We spent approximately RMB43.1 million, RMB85.3 million and RMB85.8 million (US$13.8 million) on our research and development activities, during the fiscal years ended December 31, 2010, 2011 and 2012, respectively. We focus on enhancing our independent research and development capabilities and leveraging our relationships with international and domestic well-known research and development institutions, laboratories and universities.

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

Our research and development efforts have been recognized by relevant authorities. For example, in 2009, Guangdong Mingyang was granted government subsidies in the aggregate of approximately RMB0.3 million mainly for advanced technological improvements. In addition, we received government grants of RMB111.1 million, RMB57.7 million and RMB166.7 million (US$26.8 million) in 2010, 2011 and 2012, respectively, mainly to support our research and development projects for large capacity and offshore wind turbines, the improvement of our manufacturing facilities, the industrialization of turbines and key components, and the acquisition of land use rights. Government grants that compensate us for research and development expenses incurred are recognized as other income in the same periods in which the expenses are recognized. Government grants that compensate us for the cost of an asset are recognized in other income over the useful life of the asset.

As of December 31, 2012, our research and development and technology team had 201 members with in-depth knowledge of China’s wind and weather conditions as well as substantial technical expertise in the design, development and manufacturing of megawatt-class wind turbines. Our team focuses on projects including micro-siting analysis, wind turbine design and development, blade manufacturing technology, tower and offshore foundation development, testing and monitoring technology, electrical control and automation technology, and electric power transmission and distribution technology. We designed and developed the full capacity performance testing platforms for our 1.5MW wind turbines and SCD wind turbines. We have expertise in electrical control technology (including wind turbine monitoring and control, generator control, soft cut-in grid connection and inverting and pitch control technology). We contracted a third party to develop the electrical system for our wind turbines and own the intellectual property right to the source code of such electrical control technology.

In September 2007, we obtained an approval from the Guangdong Science and Technology Department to establish our Guangdong Mingyang Wind Power Technology Research Institute, our internal technology research institute, to focus on various research and development activities for wind turbines, including industrial standardization, wind resources and power grid study, 1.5MW wind turbine customization and optimization, 3.0MW SCD wind turbine technologies for offshore application, 6.0MW SCD wind turbine development, and wind-solar storage hybrid system study. In August 2010, we were authorized by Guangdong Science and Technology Department to establish a qualified provincial key laboratory of wind power technology in Guangdong Province.

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

We also have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China under our brand name. Our SCD wind turbines feature a two-blade and modular design, a sealed rotor hub and nacelle and a highly compact drive train. Compared to conventional wind turbines manufactured and installed in China of the same rated power capacity, our SCD wind turbines have a smaller external size and weigh less therefore require smaller foundations, cost less to transport and install. These features enable our SCD wind turbines to be installed on land as well as in water more than ten kilometers away from the shoreline. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation since then. We delivered and installed an additional SCD prototype in November 2010. We commenced the small-batch manufacturing of our 2.5/3.0MW SCD wind turbines in the second half of 2010. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing for the generator and have commenced the assembly for the gearbox. We have also launched the design process for customized models of 3.0MW SCD wind turbines which is expected to be installed in law wind speed areas. We believe that our SCD technologies and wind turbines will further enhance our leadership and increase our market shares in wind power industry in China.

Intellectual Property

Patents, trademarks and other proprietary rights are important to our business. We also rely on licensing opportunities, trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position in China’s wind power equipment industry. We have applied for patent protection in connection with our nacelle designs with elevated internal pressure, wind turbine technology under sandstorms and typhoon weathers, assembly process techniques and other turbine technologies. As of December 31, 2012, we had obtained one copyright, 74 patents and a number of patent applications at various stages pending in China, all of which were granted initial approvals. We plan to apply for additional patents in the future. According to relevant laws and regulations in China, our copyright has a term of protection of 50 years from the date of first publication, and our patent rights have a term of protection of ten years from the date of application.

The following table sets forth the application dates and the types of the material patents we had obtained as of December 31, 2012:

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

Prior to transferring the 1.5MW wind turbine technologies to us on May 20, 2007, Mingyang Electrical had entered into two technology sharing agreements with two of our domestic competitors, under which Mingyang Electrical agreed to provide them with the technical documents and drawings obtained from aerodyn Energiesysteme . They are not allowed to transfer their rights and obligations under the technology sharing agreements without the prior written consent of Mingyang Electrical. The technical documents and drawings these two companies are entitled to receive are limited to such technical documents and drawings as initially delivered by aerodyn Energiesysteme. Upon the technology transfer from Mingyang Electrical to us and per a supplemental agreement dated April 10, 2010, Mingyang Electrical irrevocably retained its rights and obligations under these two technology sharing agreements, which include provisions relating to facilitating the sharing of technical documents and drawings and collecting payments from those two companies. In addition, Mingyang Electrical retained the rights to continue using the technologies to the extent it used them only for the purpose of such technology sharing agreements.

We entered into a patent license agreement with an affiliate of GE on November 28, 2008, under which GE granted us and our affiliates a non-exclusive license of certain of its wind turbine technologies in the United States, Canada and Mexico where GE has obtained patent protection for these technologies. We only used this license in connection with our sales of two units of our 1.5MW wind turbines to an affiliate of GreenHunter, our former strategic investor and a U.S. based renewable energy company. In exchange, we agreed to make an upfront payment of US$0.1 million to GE upon the execution of the sales contract we entered into with an affiliate of GreenHunter to sell up to two units of our 1.5MW wind turbines in regions where relevant patent protection has been granted to GE. In addition, we also granted GE and its affiliates a worldwide, perpetual, royalty free and non-exclusive license of any four patent families that GE may select from us or our affiliates during the term of the contract. A patent family is a number of patents issued in different countries for the same invention. In this regard, GE has a license for any four of our inventions in every country where such inventions are patented. With limited exceptions, such as change in control of Guangdong Mingyang, this patent license agreement remains effective until the date of expiration of the last-to-expire of the patents GE licensed to us under this agreement. The export, sales, installation and service of our 1.5MW wind turbines in the United States, Canada and Mexico may violate patent protection granted to GE, or its affiliates, in the relevant jurisdiction. In December 2008, the delivery of two units of wind turbines under a purchase order was postponed by the affiliate of GreenHunter, due to its deteriorative financial condition affected by the global financial crisis. To date, we have not made such upfront payment or granted any relevant licenses. With the recent development of our SCD wind turbine technology, we expect to export and distribute primarily SCD wind turbines in overseas market, which we believe will not infringe related patents protection of GE under the patent license agreement that relate to 1.5MW wind turbines. We do not expect to sell any of the 1.5MW wind turbines that utilize GE’s technology in the United States, Canada or Mexico in the future.

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

License for the SCD Technology. We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China, under a license agreement dated July 28, 2008 and as supplemented on January 18, 2009. Under a supplemental agreement signed in July 2010, we were also allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. Aerodyn Asia has been delivering us the licensed technologies, including drawings, specifications and manuals, for us to build the first 2.5/3.0MW SCD wind turbine prototype. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 and delivered and installed it in a tidal flat area in Rudong, Jiangsu Province in August 2010, which was connected to the grid at the end of 2010. We agreed to pay an initial licensing fee in installments in the total amount of €7.0 million and €12.0 million for the licensed technologies of 2.5/3.0MW SCD wind turbine and 6.0MW SCD wind turbine, respectively. We also delivered and installed a SCD 3.0MW prototype to Xinjiang Uyghur Autonomous Region in November 2010. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing and have commenced the assembly for the gearbox.

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

The most significant environmental contaminant we generate is the glass fiber dust from the cutting and polishing of the rotor blades. The glass fiber is low-toxic but may cause irritation or allergy to skin or respiratory tract. We have installed pressurized vacuums in our blade facilities to collect the dust and contracted third party waste management companies to collect and dispose such dust periodically. In November 2009, our subsidiary, Tianjin Mingyang Wind Power Blade Technology Co., Ltd., or Tianjin Blade, was fined with an insignificant amount and ordered to suspend its business operations immediately for failure to obtain the pollutant discharge permit as required by environmental regulations and other alleged violation of environmental regulations. We promptly paid the fine and subsequently obtained a confirmation of no material environmental pollution from the environmental authority that had issued the suspension order. However, at the time of our receipt of the suspension order, we had already ceased operation at this facility in November 2009 and were in the process of relocating the production of rotor blades from this facility to our new Tianjin facility, where we started trial production for rotor blades in January 2010 and commenced commercial operation in March 2010. Except for the aforementioned noncompliance, we and our subsidiaries have not been subject to any other fines, suspension orders or other administrative actions from the environmental authorities, and we believe that we are currently in compliance with all applicable environmental regulations and standards in all material respects and have all environmental permits necessary to conduct our business. We are not aware of any pending or threatened environmental investigation, proceeding or action by any governmental agency or other third-party.

Efforts have been made to improve the general safety standards in our production facilities. All of our production facilities in China have adopted policies and taken protective measures to reduce health and safety risks and prevent workplace hazards. We require that our employees comply with such requirements and also provide periodic trainings. To date, our production facilities have not encountered any material unplanned work stoppages due to health and safety issues. We have complied with the applicable PRC laws and regulations on health and safety, including Production Safety Law, Industrial Disease Prevention Law, Fire Protection Law and Labor Union Law of the PRC and other relevant administrative regulations issued by the local governments in the regions where we operate. To date, we have not been subject to any material fines, orders or administrative actions involving non-compliance with these laws and regulations relating to any of our existing facilities.

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

In March 2011, we purchased an insurance policy covering the expenses and losses we may incur resulting from any product deficiency of our wind turbines. The one-year term insurance policy, which expired in March 2012, covered a batch of 518 units of our wind turbines. The total amount we obtained from claims brought under this insurance policy during the insurance period was approximately RMB8.3 million (US$1.3 million). Since March 2012, we have not maintained any similar insurance policy. Even if we obtain such insurance, it may not be able to sufficiently cover all of our wind turbines that have been delivered and connected to the grid, nor can we assure you that we will obtain enough insurance proceeds to cover all kinds of expenses we may incur resulting from any product deficiency.

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

Laws and Regulations Promoting the Development of the Renewable Energy Industry

Renewable Energy Law and Regulations

According to Renewable Energy Law , which became effective on January 1, 2006, the renewable energy industry, which includes the wind power industry, is subject to regulations of the national energy authority. Pursuant to the Renewable Energy Law, the PRC government encourages the development and utilization of renewable energy resources, including the funding of scientific and technological research in renewable energy applications and the industrialization of the renewable energy industry. The Renewable Energy Law also authorizes the relevant pricing authorities to set on-grid tariffs in order to promote renewable energy utilization and to adjust such tariffs in accordance with improvements in renewable energy technologies. In addition, grid enterprises are required to enter into grid connection agreements with power producers that have legally obtained administrative licenses or for which a filing has been made, and are required to buy all of the grid-connected electricity generated from renewable energy within the coverage of their power grid. Renewable Energy Law was amended on December 26, 2009 and the amendment became effective on April 1, 2010.

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

Project Approval, Product Categorization and Project Requirements

On July 16, 2004, the State Council promulgated the Decision of the State Council on Investment System Reform, which provides that wind farms of installed gross capacity over 50MW must be approved by the NDRC and those with gross capacity of less than 50MW must be approved by NDRC’s provincial or municipal branches. The approval procedures and conditions applicable to wind power projects are implemented pursuant to the Interim Measures on the Examination and Approval of Enterprises’ Investment Projects issued by NDRC on September 15, 2004. The ease and length of these approval procedures have a direct effect on the rate of wind farm development in the PRC, as well as the overall number of wind farms to be developed, therefore affecting the market demand for our products.

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

In March 2008, the NDRC issued the Renewable Energy Development Plan for the 11th Five-Year Plan and raised the 2010 target for total installed wind power capacity from 1GW to 10GW. In accordance with the 11th Five-Year Plan, annual domestic production capacity for wind turbines and components is set to reach 5GW and 8GW, respectively. In August 2012, the NDRC issued the Renewable Energy Development Plan for the 12th Five-Year Plan, which reaffirmed the strategic development of wind power industry in China. The target total installed wind power capacity is 10GW by 2015 and 20GW by 2020, respectively. In particular, giga-watt class wind farms are expected to be built in regions with rich wind resources, including, among other regions, a number of the provinces in which our customers’ projects are located, such as Inner Mongolia, Hebei Province, Jilin Province and Jiangsu Province.

Other Wind Power Electricity Industry Regulations

In November 2006, the NDRC and the Ministry of Finance jointly issued the Implementation Opinion on the Development of the Wind Power Industry. This opinion specifies certain measures to be taken by the PRC government to support the development of the wind power industry, including investigating and evaluating wind power sites, establishing national criteria for wind power equipment and equipment testing, encouraging research on wind power technology, supporting the industrialization of wind power, adapting the electric power grid to wind-powered electrical generation, and strengthening the management of wind farms. The PRC government’s target is to complete the total installed wind power capacity of 15GW by 2015 and 20GW by 2020, according to the Renewable Energy Development Plan for the 12th Five-Year Plan issued by the NDRC, to establish the national standards for wind power industry and testing mechanism in order to foster the wind power enterprises which have their own intellectual property rights.

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

Environmental Regulations

As a manufacturing company, the most significant environmental contaminant we generate is the glass fiber dust from the cutting and polishing of the rotor blades. The major environmental regulations applicable to our business activities in the PRC include Environmental Protection Law of the PRC, Law on the Prevention and Control of Water Pollution, Implementation Rules of The Law on the Prevention and Control of Water Pollution, Law on the Prevention and Control of Air Pollution, Implementation Rules of The Law on the Prevention and Control of Air Pollution, Law on the Prevention and Control of Solid Waste Pollution, Law on the Prevention and Control of Noise Pollution, and Law of the PRC on Appraisal of Environment Impacts.

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

Equity Joint Ventures

Guangdong Mingyang is subject to certain PRC laws and regulations governing Sino-foreign joint ventures. Foreign investment in the PRC in the form of equity joint ventures is primarily governed by the following laws and regulations:

•	The Company Law (1993), as amended;

•	Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•	Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.

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

In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have worked continuously for more than one year are entitled to a paid vacation ranging from 5 to 15 days, depending on the length of employees’ work time. Employees who consent to waive such vacation at the request of employers shall be compensated with an amount equal to three times their normal daily salaries for each vacation day being waived.

According to the Regulation of Insurance for Labor Injury, which was promulgated by the State Council on January 1, 2004 and amended on January 1, 2011, enterprises shall purchase work-related injury insurance and pay work-related injury insurance premiums for all their employees.

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

Under the Foreign Exchange Administration Rules and the Regulations on Foreign Currency Transactions , Guangdong Mingyang must obtain a tax clearance before it can remit dividends abroad. Moreover, Guangdong Mingyang may not distribute any dividends if the company has “uncompensated losses” accumulating from prior years, as calculated under PRC GAAP.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

SAFE Circular 75

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Financing and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, which became effective as of November 1, 2005.

SAFE Circular 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Circular 75 states that PRC residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Circular 75 refers to those entities with legal person status or other economic organizations established within the territory of the PRC. The term “Chinese natural person residents” as used in the SAFE Circular 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in the PRC for economic benefit. SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The Procedure Manual of SAFE Circular 75 issued on May 29, 2007, or the SAFE Circular 106, further explains that the above definition of foreigners with habitual residence in the PRC for economic benefit includes: (i) those natural persons who are habitual residents in the PRC but who have left temporarily for travel, study, hospitalization or work, but who shall return to their residence in the PRC; (ii) those natural persons who hold any interests in domestic entities which are classified as “domestic financed” interests; (iii) those natural persons who hold interests in domestic entities which were originally classified as “domestic financed” interests but have subsequently been classified as “foreign financed” interests. The most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies , or Circular 19, which became effective in July 2011, imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the noncompliance to the local branch of SAFE.

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

Employee Stock Option Plans

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange , setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On February 15, 2012, SAFE issued the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company , or the Stock Incentive Plan Rules, which replaced the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by SAFE on March 28, 2007. According to the Stock Incentive Plan Rules, if “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals.

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

China Ming Yang Wind Power Group Limited (Cayman Islands)
100%
First Base Investment Limited (Hong Kong)
KeyCorp Limited (Hong Kong)
Sky Trillion Limited (British Virgin Islands)
King Venture Limited (Hong Kong)
Tech Sino Limited (Hong Kong)
Asiatech Holdings Limited (Hong Kong)
Rich Wind Energy Two Corp. (British Virgin Islands)
Ming Yang Wind Power (International) Co., Ltd. (Hong Kong) (1)
Wiser Tyson Investment Corp. Limited (Hong Kong)
98%
Mingyang Holdings (Singapore) Pte. Ltd. (Singapore) (2)
Global Wind Power Limited (India) (3)
50%
23.41%
11.10%
9.17%
4.12%
2.69%
2.21%
30.80%
83.50%
Ming Yang Wind Power USA Inc. (U.S.)
Ming Yang Wind Power European R&D Center ApS (Denmark)
Outside China
In China
Zhongshan Mingyang Electrical Appliance Co., Ltd.
0.84%
Guangdong Mingyang Wind Power Industry Group Co., Ltd.
15.66%
Mingyang Wind Power Investment Holding (Tianjn) Co., Ltd.
Jilin Mingyang Wind Power Technology Co., Ltd. (4)
60% (5)
Jiangsu Mingyang Wind Power Technology Co., Ltd.
Tianjin Mingyang Wind Power Technology Co., Ltd.
90%
Tianjin Mingyang Wind Power Equipment Co., Ltd.
Tianjin Mingyang Wind Power Blade Technology Co., Ltd.
Zhongshan Mingyang Wind Power Blade Technology Co., Ltd.
10%
Zhongshan Mingyang Wind Power Equipment Co., Ltd.
Gansu Mingyang New Energy Technology Co., Ltd.
99% (6)
Zhongshan Ruiyang Investment Management Co., Ltd.
Guizhou Mingyang Wind Power Technology Co., Ltd.
Yunnan Mingyang Wind Power Technology Co., Ltd.
Guangdong Mingyang New Energy Technology Co., Ltd.
Gaozhou Mingyang New Energy Investment Development Co., Ltd.
Inner Mongolia Fengchangyuan New Energy Development Co., Ltd.
seven jointly controlled entities (7)

(1) Ming Yang Wind Power (International) Co., Limited holds 66.7% equity interest in M.W. Wind Power EOOD, a Bulgarian company, which currently has two wholly owned subsidiaries, namely W. Power EOOD and W. Power-2 EOOD. Ming Yang Wind Power (International) Co., Limited also holds 66.7% equity interest in MW EP Renewables International Limited, a company established in Cyprus.

(2) The remaining 2% equity interest in Mingyang Singapore is held by two independent third-parties.

(3)	The remaining 50% equity interest in GWPL is held by seven shareholders that are not related to us. GWPL currently has three wholly owned subsidiaries, namely Global Wind Infrastructure and Services Private Limited, Ashban Company Limited and Global Wind Power Italy S.R.L.
(4)	Jilin Mingyang currently has four wholly owned subsidiaries, namely Baicheng Mingyang New Energy Equipment Co., Ltd., Taonan Mingyang New Energy Equipment Co., Ltd., Da’an Mingyang New Energy Equipment Co., Ltd. and Shuangliao Mingyang New Energy Equipment Co., Ltd.
(5)	The remaining 40% equity interest in Jiangsu Mingyang Wind Power Technology Co., Ltd., or Jiangsu Mingyang, is held by Jiangsu DiAo Investment Co., Ltd., an independent third party.
(6)	The remaining 1% equity interest is held by Zhongshan Blade.
(7)	Seven jointly controlled entities include Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd., or Zhongdan Ruihao, Inner Mongolia Huifeng New Energy Co., Ltd., or Huifeng New Energy, Daqing Dumeng Hujitumo Wind Power Co., Ltd., or Daqing Dumeng, Inner Mongolia Huitengxile Wind Power Generator Testing Co., Ltd., or Huitengxile Generator, Daqing Dumeng Dairy Farm Wind Power Co., Ltd., or Daqing Dairy Farm, Xinjiang Wanbang Energy Development Co., Ltd., or Xinjiang Wanbang, and Inner Mongolia Wind Power. We invested in the jointly controlled entities to perform our obligations under our EPC arrangements.

We conduct substantially all of our operations through our key operating subsidiaries in the PRC as follows:

•	We design, manufacture, sell and service our wind turbines primarily through Guangdong Mingyang, Jilin Mingyang and Yunnan Mingyang;

•	We develop and manufacture rotor blades primarily at Tianjin Blade and Zhongshan Blade; and

•	We manufacture and assemble wind turbines primarily at Tianjin Mingyang Wind Power Equipment Co., Ltd.

We own 99.16% of the equity interest in Guangdong Mingyang through several intermediate holding companies, namely:

•	First Base, a wholly owned holding company incorporated in Hong Kong;

•	Keycorp, a wholly owned holding company incorporated in Hong Kong;

•	Sky Trillion, a wholly owned holding company incorporated in the British Virgin Islands;

•	King Venture, a wholly owned holding company incorporated in Hong Kong;

•	Tech Sino, a wholly owned holding company incorporated in Hong Kong;

•	Asiatech, a wholly owned holding company incorporated in Hong Kong;

•

Rich Wind Energy Two, a wholly owned holding company incorporated in the British Virgin Islands, which indirectly holds its interest in Guangdong Mingyang through Tyson, its wholly owned holding company incorporated in Hong Kong; and

•	Mingyang Wind Power Investment Holding (Tianjin) Co., Ltd., a wholly owned holding company in corporate in Tianjin in October 2010, which currently owns 15.66% equity interest in Guangdong Mingyang.

The remaining 0.84% is held by Mingyang Electrical, a company incorporated under the laws of the PRC and controlled by Mr. Chuanwei Zhang, our founder, chairman and chief executive officer, due to then PRC regulations prohibiting wholly foreign owned companies in the industry in which Guangdong Mingyang operate. However, a new Catalog of Guidance of Foreign Investment Industry was effective on January 30, 2012 (the “2012 Catalog”), which no longer imposes restrictions on foreign ownership in the wind power industry.

D.	Property, Plant and Equipment

We are headquartered in Zhongshan, Guangdong Province and have production facilities in Zhongshan, Guangdong Province; Jilin, Jilin Province; Tianjin; Rudong, Jiangsu Province; Ulanchap, Inner Mongolia; Dali, Yunnan Province; and Guiyang, Guizhou Province.

•

Zhongshan, Guangdong Province: In 2010, we leased an aggregate floor area of approximately 16,000 square meters for wind turbine assembly, rotor blade manufacturing and administrative activities from Mingyang Electrical, a related party. Mingyang Electrical transferred its land use rights with respect to such facility to Zhongshan Ruiyang, which we acquired 100% equity interest in 2011. As such, we currently owned the land use rights and the associated facilities. We, through Zhongshan Mingyang Wind Power Equipment Co., Ltd., a subsidiary we acquired in January 2010, also have the land use rights, which expire in 2048, to a parcel of land with an aggregate area of approximately 32,000 square meters, on which we have built a facility with an estimated aggregate floor area of approximately 7,800 square meters for wind turbine manufacturing. We have an additional assembly stations for our 2.5/3.0MW SCD wind turbines in Zhongshan and obtained the land use right in November 2010, which expire in 2048, to a parcel of land with an aggregate area of approximately 26,805 square meters. In December 2011, we, through Guangdong Mingyang, obtained a land use right to one parcel of land with an aggregate area of approximately 312,187 square meters. The land use right will expire in October 2061. As such, we currently own all the land use rights and the associated facilities located in Zhongshan.

•

Tianjin: We entered into two agreements to lease from Tianjin Technology for a facility with an aggregate gross floor area of approximately 25,000 square meters for a term of two years starting from January 2010 and an aggregate gross floor area of approximately 29,000 square meters for a term of two years starting from June 2010, respectively. We have acquired the remaining equity interest in Tianjin Technology from Tianjin Jinneng and as a result, Tianjin Technology has become a wholly owned subsidiary of us. As such, we currently own the land use rights with respect to the facilities currently held by Tianjin Technology.

•

Jilin, Jilin Province: We obtained the land use right to one parcel of land with a site area of approximately 48,000 square meters. These land use right expire in December 2056. We have obtained property rights certificates for the facilities and ancillary buildings on these properties which have an estimated aggregate floor area of approximately 11,700 square meters. We have a new facility for the manufacture of rotor blades in Jilin, which has an aggregate floor area of 11,000 square meters.

•

Rudong, Jiangsu Province: We obtained land use rights to four parcels of land with an aggregate area of 80,000 square meters. The land use rights expire in 2060 and 2061, respectively. Our Rudong facility commenced commercial production in September 2011 and has an aggregate floor area of 33,000 square meters.

•

Ulanchap, Inner Mongolia: We obtained land use rights to a parcel of land with an aggregate area of approximately 116,401 square meters. Our Inner Mongolia facility commenced commercial production in June 2011 and has an aggregate floor area of 9,931 square meters. We are currently in the process of obtaining the relevant property ownership certificates.

•

Dali, Yunnan Province: We entered into a lease agreement to lease from an independent third party for a facility with an aggregate gross floor area of approximately 30,000 square meters in June 2012. The lease agreement has a term of three years.

•

Guiyang, Guizhou Province: We, through Guizhou Mingyang Wind Power Technology Co., Ltd., obtained land use rights to a parcel of land with an aggregate area of approximately 165,333 square meters. The land use rights expire in July 2062. We are currently establishing our facilities in Guiyang.

We ceased production at our Xi’an facility in December 2009 and at our old Tianjin facility in November 2009, respectively, and we relocated these operations to our new facility in Tianjin.

In addition to the facilities located in China, our newly acquired subsidiary in India, GWPL, has a turbine and tower manufacturing facility with a floor area of approximately 40,000 square meters in Silvassa, India.

See “Item 4.B. Business Overview — Our Operations — Production Capacity and Geographic Distribution” for more information.

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

Overview

We are a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were founded in June 2006 and have since experienced significant growth. As of December 31, 2012, we had entered into sales contracts with 37 end customers to deliver 3,730 units of our wind turbines. We generated a profit in the amount of RMB709.2 million and RMB292.3 million in 2010 and 2011, respectively, and recorded a loss of RMB300.8 million (US$48.3 million) in 2012.

We have grown rapidly since our delivery of the first wind turbine we manufactured in 2008. During the years ended December 31, 2010, 2011 and 2012, wind turbines we delivered and other operating data were as follows:

	2010	2011	2012
Wind turbines we delivered (units)	610	1,090	472
Wind turbines commissioned for which we recognized revenue (units)	802	980	518
Sales of wind turbine (in thousands)	RMB5,504.5	RMB5,438.1	RMB2,649.7
Wind turbines we delivered for which we have yet to recognize revenue (units)	87	197	151
Deferred revenue (in thousands)	RMB432.0	RMB606.8	RMB581.2

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

Consequently, our results of operations have been and will continue to be significantly affected by the number of units of wind turbines we sell and the timing of revenue recognition on such sales in any given period. In addition, since our SCD wind turbines are generally sold at a higher price than conventional 1.5MW wind turbines and we are developing other customized models of wind turbines, we expect changes to our product mix will also affect our results of operations and margins. See “—Critical Accounting Policies—Revenue Recognition” for a detailed discussion of the criteria to be met for our revenue recognition.

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

The Decision on Speeding Up the Cultivation and Development of Strategic Emerging Industries was issued by State Council on October 10, 2010, specified certain strategic policies relating to wind power industry, including to enhance the technology advantages of wind power equipment, promote the scalability of wind power and accelerate the construction of grids and operation systems.

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

In recent years, the supply of wind turbines has increased significantly as many manufacturers worldwide, including our company, have engaged in significant production capacity expansion. Beginning in late 2008, this increase in supply resulted in the reductions of prevailing market prices of wind turbines. In particular, the prevailing market prices of wind turbines further declined significantly during 2011 due to the intensified competitive economic environment. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding value-added taxes, or VAT, on a per kilowatt, or kW, basis, decreased from RMB3,991 per kW in 2010 to RMB3,252 per kW in 2011 and further to RMB3,140 (US$504) per kW in 2012, based on the sales contracts we entered into in relevant periods. The average contract selling price for our 2.0MW wind turbines in 2012 was RMB3,198 (US$513) per kW. We secured contracts for our SCD wind turbines in 2010 and the average contract selling price for our SCD wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, was RMB4,735 per kW, RMB3,466 per kW and RMB2,991 (US$480) per kW in 2010, 2011 and 2012, respectively.

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

Our cost of raw materials, on a per unit basis, decreased from RMB5.1 million at the end of 2010 to RMB4.1 million in 2011 and further to RMB3.8 million (US$0.6 million) in 2012. We have been expanding our rotor blade manufacturing capabilities and may selectively acquire certain component manufacturers in the future in order to produce these components in-house and reduce our dependency on external suppliers for these components. As a result of our multiple-supplier strategy and our good relationships with our key suppliers, we do not expect to experience any shortage in the supply of our major components and raw materials in the near future.

In addition, the primary raw materials used in some of our components include steel and copper. Consequently, the prices we pay to our suppliers for such components may be affected by movements in prices for these raw materials.

Ability to Design and Market Technologically Advanced and Cost-Competitive Turbine Models

Although we have successfully launched our 1.5MW wind turbines, our operating results and future growth depend on our ability to continue to develop or license technologies, manufacture and market technologically advanced and cost-competitive wind turbines. We completed the first prototype of our new 2.5/3.0MW SCD wind turbine in May 2010 and had delivered and installed two prototypes at two wind farms by the end of 2011. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing and have commenced the assembly for the gearbox. We expect to complete the first prototype by July 2013. We expect to continue to optimize the performance of our products under diverse operating conditions such as in low and high temperatures, high altitudes, low wind velocity and coastal areas. As our customers’ needs evolve, the wind turbine specifications they require typically change as well. Our ability to design and develop new products that meet these changing requirements has been and will continue to be critical to our ability to maintain and increase our installed capacity sold and profitability. As a result, we expect to continue to make significant investments in research and development, particularly with respect to designing and developing more technologically advanced and cost-competitive products and core components.

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

Revenue

Our revenue is primarily derived from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials and electronic equipment. We also started generating revenue from construction conducted under EPC arrangements in 2011. Our net revenue is net of VAT collected on behalf of tax authorities.

The following table sets forth our revenue for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Sales of wind turbines	5,504,457	5,438,065	2,649,720	425,309
Maintenance services	13,380	37,018	66,632	10,695
Sales of raw materials and electronic equipment	—	18,648	125,018	20,067
Construction contract revenue	—	22,088	51,730	8,303

Total revenue	5,517,837	5,515,819	2,893,100	464,374

Sales of wind turbines. Our revenue from the sales of wind turbines, including the provision of installation supervision services, is determined by the units of wind turbines commissioned as well as the amount of contract consideration allocated to the sales of wind turbines.

We secured contracts for 1,099 units, 992 units and 481 units in 2010, 2011 and 2012, respectively. We delivered 610 units, 1,090 units and 472 units of wind turbines and recognized revenue for 802 units, 980 units and 518 units of wind turbines, which amounted to RMB 5,504.5 million, RMB5,438.1 million and RMB2,649.7 million (US$425.3 million), in 2010, 2011 and 2012, respectively. We did not recognize revenue for the sales of 87 units, 197 units and 151 units of wind turbines that were delivered as of December 31, 2010, 2011 and 2012, respectively, which represented approximately RMB432.0 million, RMB606.8 million and RMB581.2 million (US$93.3 million) of deferred revenue, respectively. At the point of revenue recognition, the amount of inventory associated with the delivered wind turbines, which represented approximately RMB418.6 million, RMB873.0 million and RMB571.7 million (US$91.8 million) of finished goods inventory as of December 31, 2010, 2011 and 2012, respectively, would be included in the cost of sales.

Provision of maintenance services. Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and the amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB13.4 million, RMB37.0 million and RMB66.6 million (US$10.7 million) in the years ended December 31, 2010, 2011 and 2012, respectively.

Sales of raw materials and electronic equipment. Our revenue from sales of raw materials and electronic equipment is determined by the quantities and average selling price of the raw materials and electronic equipment that we sell. We derived revenue in the amount of nil, RMB18.6 million and RMB125.0 million (US$20.1 million) from the sales of the gearboxes, generators, pitch control systems, bearings and other components in the years ended December 31, 2010, 2011 and 2012, respectively. We may occasionally sell raw materials and electronic equipment to other turbine manufacturers in the future but we do not expect to engage in such sales as part of our ordinary business operation.

Construction contracts. We began entering into EPC arrangements in 2011. Under certain of these arrangements, we are engaged in the construction of the wind farms and derived revenues from such construction work based on the percentage of completion status. In the years ended December 31, 2011 and 2012, we recognized revenue of RMB22.1 million and RMB51.8 million (US$8.3 million), respectively, from construction contracts relating to EPC arrangements. See “—Critical Accounting Policies—Revenue Recognition—Construction contracts.”

Cost of Sales

Our cost of sales consists of raw material cost, manufacturing overhead, estimated cost of warranty and related expenses and inventory provision.

•

Raw material cost. Raw material cost includes (i) cost of raw materials used in the assembly of wind turbines, such as rotor hubs, main shafts, main frames, gearboxes, bearings, generators, frequency converters, transformers, pitch control systems and electrical control systems, and (ii) cost of raw materials used in the manufacturing of rotor blades, such as glass fiber, balsa wood, PVC foam and epoxy resin. Our cost of raw materials, on a per unit basis, amounted to RMB5.1 million, RMB4.1 million and RMB3.8 million (US$0.6 million) in 2010, 2011 and 2012, respectively.

•

Manufacturing overhead. Our manufacturing overhead includes salaries and benefits for personnel directly involved in the manufacturing activities, depreciation of manufacturing equipment and facilities, consumables, rent, traveling expenses, utilities and other expenses associated with the manufacturing of our products. Variable production overheads are allocated to each unit of production based on the actual use of our production facilities. Fixed manufacturing overhead allocated to cost of sales and inventories are based on the normal capacity of our production facilities. Depreciation of manufacturing equipment and facilities is provided on a straight-line basis over their estimated useful life, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly from 2010 to 2012, resulting from our purchases of more property, plant and equipment. We expect this trend to continue as we continue to expand our production capacity.

•

Estimated cost of warranty and related expenses. We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Under the sales contracts, we offer to provide the customers with certain spare parts at prices determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. During the warranty period, we typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay a monetary damage of up to 20% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace a wind turbine if the power output curve of an individual wind turbine does not exceed certain designed power output curve set in the sales contracts after extensive verification. As of December 31, 2012, our accrued warranty costs amounted to RMB390.5 million (US$62.7 million). We have not experienced significant warranty claims since commencing deliveries in 2008. We compared our warranty practice and the design and technology of our wind turbines with those of our competitors that are public companies and believe that the design and technology of our wind turbines and our warranty practice are in accordance with the industry standard. Accordingly, we estimate the amount of potential future claims during the warranty periods with reference to our warranty experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenue from sales of wind turbines for each of 2010, 2011 and 2012 as the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

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

•

Inventory provision. Our inventories are stated at the lower of cost or net realizable value. We record inventory provision in cost of sales. We incurred nil, RMB3.5 million and RMB35.8 million (US$5.7 million) in inventory provision in 2010, 2011 and 2012, respectively. We also recorded a reversal of inventory provision in the amount RMB2.1 million (US$0.3 million) in the year ended December 31, 2012 since the relevant impaired inventories were sold or consumed in 2012.

Our cost of sales in connection with the sales of wind turbines and the provision of technical and maintenance support services during the warranty period is affected primarily by our ability to control raw material and component costs by efficiently managing our supply chain and achieving economies of scale in our operations.

Other Income

Other income primarily represents government grants in the amount of RMB18.2 million, RMB31.2 million and RMB80.9 million (US$13.0 million) in 2010, 2011 and 2012, respectively. In 2011, we granted the license of an unpatented technology for the manufacturing of wind turbines to Inner Mongolia Equipment, a 33.0% affiliate of us, at the consideration of RMB5.0 million which was recorded as other income in the same year. In 2012, we recorded a bargain purchase gain of RMB4.9 million (US$0.8 million) from our acquisition of the remaining 65.06% equity interest in Tianjin Technology, which was mainly attributable to the increase in fair value of the identifiable net assets from the date when consideration for the acquisition was agreed to the date when we obtained control in Tianjin Technology.

Selling and Distribution Expenses

Our selling and distribution expenses consist primarily of wind turbine and component transportation costs, bidding charges, salaries and benefits for our selling and distribution staff, travelling expenses, sales commission paid to an affiliate entity owned by our chairman and chief executive officer and other selling expenses including expenses relating to on-site surveying and meetings. We engage third-party transportation companies to transport and deliver wind turbines to wind farms and include the related transportation costs in the selling and distribution expenses. As we participate in certain public biddings organized by agents engaged by our customers, we are required to pay a bidding success fee to the agent after we win the bid, which amount is calculated at a percentage ranging from 0.1% to 0.5% of the contracted amount and included in the selling and distribution expenses. We paid sales commission to an affiliate entity owned by Mr. Zhang in the amount of RMB6.0 million, nil and nil in 2010, 2011 and 2012, respectively, for its services in our sales promotion which included assisting us in entering into sales contracts and assisting our customers to obtain lease financing from commercial banks, advertising and promotion expenses and depreciation and amortization expenses that are allocable to our selling and distribution activities.

Our selling and distribution expenses amounted to RMB149.2 million, RMB227.8 million and RMB174.8 million (US$28.1 million) in 2010, 2011 and 2012, respectively. We expect that our selling and distribution expenses will increase in the future as we sell more wind turbines and increase our sales efforts and hire additional sales personnel to accommodate the growth of our business as we expand our customer base in the domestic market and enter the overseas markets.

Administrative Expenses

Our administrative expenses consist primarily of share-based compensation expenses, salaries and benefits for our administrative, finance and human resources personnel, bank charges, entertainment expenses, rent, professional service fees, stamp duty and other taxes, business travel expenses, office expenses, depreciation and amortization expenses that are allocable to our administrative finance and human resources departments and other costs, including insurance premium, conference fees and utilities expenditures. Our administrative expenses amounted to RMB150.8 million, RMB261.9 million and RMB384.1 million (US$61.7 million) in 2010, 2011 and 2012, respectively. We expect our administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operation as a public company, including compliance-related expenses.

Research and Development Expenses

Research and development expenses consist primarily of professional service fees paid to third-party service providers for outsourced research and development projects, materials consumed in research and development activities, salaries, bonuses and other benefits for research and development personnel, travel expenses, depreciation expenses that are allocable to our research and development department and other expenses, including reimbursement and allowance for research and development personnel. Our research and development expenses were RMB43.1 million, RMB85.3 million and RMB85.8 million (US$13.8 million) in 2010, 2011 and 2012, respectively. All costs associated with research and development activities are expensed as incurred. We expect the research and development expenses to increase as we hire additional research and development personnel and devote more resources to research and development efforts.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2010, 2011 and 2012. We do not anticipate having any income subject to income taxes in Hong Kong in the foreseeable future.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations. We expect our net income to be derived primarily from Guangdong Mingyang and its subsidiaries. We expect that all of our revenue will be denominated in Renminbi and stated net of VAT.

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

The recognition criteria and procedures for the “advanced and new technology enterprise” under the EIT law were not issued until April 2008. Guangdong Mingyang was granted the “advanced and new technology enterprise” certificate. The certificate is valid for a period of three years effective from January 1, 2009. Guangdong Mingyang is in the process of applying to renew the certificate. In November 2012, Guangdong Provincial Department of Science and Technology determined that Guangdong Mingyang remained qualified as an “advanced and new technology enterprise.” However, as of the date of this annual report, we had not obtained the relevant certificate due to the administrative procedures. Further, in June 2009, Jilin Mingyang obtained the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2009. Jilin Mingyang has renewed the certificate in August 2012 which is valid from January 2012 to January 2015.

In addition, each of Tianjin Mingyang Wind Power Equipment Co., Ltd. and Tianjin Blade was recognized as a “advanced and new technology company” with a period of three years effective from August 2011. Accordingly, Guangdong Mingyang, Jilin Mingyang, Tianjin Mingyang Wind Power Equipment Co., Ltd. and Tianjin Blade are entitled to the preferential income tax rate of 15% in the relevant periods. If any of these subsidiaries fails to remain qualified as an “advanced and new technology enterprise,” which is subject to periodic renewal, we may not be entitled to the preferential tax rate of 15%.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Circular 82 and Circular 45 issued by the PRC State Administration of Taxation in 2009 and 2011, respectively, or the “SAT Notices,” provide detailed guidance regarding the definition of “de facto management bodies” and the determination and administration of offshore-incorporated PRC tax resident. Under the SAT notices, an “offshore-incorporated PRC tax resident” was defined as “an enterprises that is incorporated under the law of a foreign country or territory with a PRC company or PRC corporate group as its primary controlling shareholder.” We believe that we are not a “resident enterprise” nor do we meet the criteria under the Circular 82 as the Circular 82 only applies to offshore enterprises controlled by PRC enterprises while none of our shareholder is a PRC company or PRC corporate group. However, although all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

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

Recently Issued Accounting Pronouncements

The IASB has issued certain amendments to IFRSs that are first effective for our fiscal year of 2012. Of these, Amendments to IFRS 7, Financial instruments: Disclosures – Transfers of financial assets are relevant to the our financial statements. The amendments to IFRS 7 require certain disclosures to be included in the financial statements in respect of all transferred financial assets that are not derecognized in their entirety and for any continuing involvement in transferred assets that are derecognized in their entirety, irrespective of when the related transfer transaction occurred. However, an entity need not provide the disclosures for the comparative period in the first year of adoption. We did not have any significant transfers of financial assets in previous periods or the current period which require disclosure in the current accounting period under the amendments.

We have not applied any new standard or interpretation that is not yet effective for the fiscal year of 2012.

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

Revenue Recognition

We derive revenue principally from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials and electronic equipment. Our revenue is net of business tax as well as value-added tax collected on behalf of tax authorities with respect to the sale of merchandise. Value-added tax collected from customers, net of value-added tax paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

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

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of us, inspection testing of the wind turbine has been completed and accepted by the customer and the collectability of the consideration is probable. The durability test, which typically lasts 240 hours and is performed subsequent to the inspection testing of the turbine, is a test to ensure the proper and stable connection of the wind turbines to power grids. Our performance obligation of the durability test is not significant.

In substance, our investments in jointly controlled entities are interest bearing advances or loans to the other shareholders of the jointly controlled entities. With respect to sale of wind turbines and provision of maintenance services to our jointly controlled entities, we retain significant risk of ownership when receipt of revenue from the sale of wind turbines to the jointly controlled entities is contingent upon the derivation of revenue by the buyer from the operation of wind turbines. Therefore, in addition to meeting the criteria described in the preceding paragraph, we recognize revenue from the sale of wind turbines to our jointly controlled entities when the jointly controlled entities have demonstrate their current ability to settle the sales amount of the wind turbines, other than solely from the future generation of cash flows from the wind farm operations. Such ability is usually evidenced by the jointly controlled entities obtaining financing which is independent from us to settle the sales amount of wind turbines, such as obtaining bank loans that are not guaranteed by us, our subsidiaries or related parties.

The amounts that have been billed by us for wind turbines that have been delivered to the customer locations but the related installation service and the functionality test have not been completed, which generally occurs three to six months after the delivery date, are recorded in “deferred revenue” in the consolidated statement of financial position. As of December 31, 2010, 2011 and 2012, deferred revenue amounted to RMB432.0 million, RMB606.8 million and RMB581.2 million (US$93.3 million), respectively.

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

Sales of raw materials and electronic equipment

We recognize revenues from the sale of raw materials and electronic equipment when the risk and rewards of ownership and title to the raw materials have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

Construction contracts

Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that is probable that they will result in revenue and can be measured reliably. When the outcome of a construction contract can be estimated reliably, revenue is recognized using the percentage of completion method. The stage of completion is assessed by reference to surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss. We recognized RMB22.1 million and RMB51.8 million (US$8.3 million) from project construction for EPC arrangements in the years ended December 31, 2011 and 2012, respectively.

Depreciation and Amortization

Our long-lived assets mainly include property, plant and equipment and intangible assets. We depreciate and amortize our long-lived assets except for goodwill and intangible assets with indefinite useful lives using the straight-line method of accounting over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles with definite life in order to determine the amount of depreciation and amortization expenses to be recorded during each reporting period. Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets. We estimate the useful lives of property, plant and equipment, and intangible assets with definite life at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in future periods. Land is not depreciated.

When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred. The estimated useful lives of our property, plant and equipment are as follows:

Useful Life
Buildings	20 - 60 years
Machinery and equipment	5 - 21 years
Furniture, fixtures and office equipment	3 - 21 years
Motor vehicles	4 - 10 years
Leasehold improvements	Shorter of the lease team and estimated useful life

Costs incurred during the construction of new facilities and offices are initially capitalized as construction in progress and transferred into property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences.

Intangible assets represent unpatented technology, customer relationship, order backlog, wind farm development right, trademark and goodwill. Trademarks are not amortized while their useful lives are assessed to be indefinite, which is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment. Intangible assets with definite useful life are carried at cost less accumulated amortization and amortized on a straight-line basis. The estimated useful lives of our intangible assets are as followings:

Useful Life
Unpatented technology	4 - 12 years
Customer relationship	8 - 13 years
Order backlog	0.3 years
Wind farm development right	20 years

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

As of December 31, 2012, we had RMB132.0 million (US$21.2 million) in goodwill and RMB43.2 million (US$6.9 million) in intangible assets with indefinite useful lives. Impairment testing for goodwill and intangible assets with indefinite useful lives are performed annually at the end of each reporting period. For the purpose of impairment test, goodwill arising from the acquisitions of GWPL and Zhongshan Blade is allocated to the manufacture and sale of wind turbine units, whereas goodwill arising from the acquisition of Fengchangyuan New Energy is allocated to wind farm operating cash generating unit which represents the lowest level at which we monitor goodwill for interal management purpose. Intangible assets with indefinite useful lives are allocated to the manufacture and sale of wind turbine units. No impairment loss for goodwill and intangible assets with indefinite useful lives was recognized for the years ended December 31, 2010, 2011 and 2012.

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

On November 17, 2008, Clarity China, an entity which then owned 100% equity interest in First Base, which in turn directly owned 32.19% equity interests in Guangdong Mingyang on that date, entered into share transfer agreements with three entities that are each wholly-owned by the following three senior management personnel of us:

•	Chuanwei Zhang, our chief executive officer and chairman of the board of directors;

•	Xian Wang, our then senior vice president and director; and

•	Song Wang, our senior vice president and director.

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

Other major assumptions in calculating the fair values of our equity value include the consideration of the combined result of the changes in risk-free rate, industry average beta, and the change in risk premium for a company of our size as we continued to grow and meet important milestones.

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

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price equal to 60% of the offering price to public of US$14.00, or US$8.40, per ADS, each representing one ordinary share. We incurred share-based compensation expenses associated with these grants at RMB34.4 million, RMB112.5 million and RMB42.9 million (US$6.9 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

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

As of December 31, 2012, we had not recognized deferred tax assets with respect to unused tax losses of RMB104.4 million (US$16.8 million) and other temporary differences of RMB151.0 million (US$24.2 million). The deferred tax assets not recognized as of December 31, 2012 were mainly related to deferred tax assets of Guizhou Mingyang Wind Power Technology Co., Ltd., or Guizhou Mingyang, and GWPL. We determined that it was not probable that the tax losses and other temporary differences of Guizhou Mingyang and GWPL could be utilized and therefore the deferred tax assets were not recognized.

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

We record inventories provisions that have cost in excess of estimated market value. If the utility of our inventories were to be impaired by damage, deterioration, obsolescence or other causes, we would write down the cost of our inventories to their net realizable values. The inventories provisions for the years ended December 31, 2010, 2011 and 2012 were nil, RMB3.5 million and RMB35.8 million (US$5.7 million), respectively, and were included in cost of sales in our consolidated income statements.

Warranty

We perform a functionality test to our wind turbines after the installation in order to test the performance of the wind turbines to make sure they meet all of the specific acceptance criteria of our customers and are properly connected to the power grids. A durability test is subsequently performed to ensure proper and stable connection of our wind turbines to the power grids. The warranty period of our wind turbines typically commences after they pass the durability test. We provide warranties of two to six years for our 1.5MW wind turbines after the wind turbines have passed the durability test. Of the 2,444 units of 1.5MW wind turbines for which we secured contracts as of December 31, 2012, we offered warranties for a two-year period for 639 units and for periods longer than two years for 1,805 units of wind turbines. We offered warranties of two to six years for the 17 units of SCD wind turbines and warranties of five years for the 7 units of 2.0MW wind turbines, respectively, for which we secured contracts as of December 31, 2012. During the warranty period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Upon the occurrence of any repairs and replacements, we typically restart the warranty period for the repaired or replacement components. During the warranty period, we also typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay monetary damages of up to 20% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, we offer under the sales contracts to provide the customers with certain spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts.

We have estimated the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. We compare the warranty practice, design and technology of our wind turbines with those of our competitors in our industry, and we believe our warranty practice and the design and technology of our wind turbines are in accordance with industry standards and specifications and are comparable to these competitors in terms of the performance and durability. Accordingly, we estimate the amount of potential future claims during the warranty periods based on our warranty experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenue from sale of wind turbines for each of 2010, 2011 and 2012, based on the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

In addition, under a majority of our sales contracts we have entered into, we are obligated to replace key components, including the gearbox, electric generator, main shaft, main frame and nacelle cover (which refers to the cover of the compartment of a wind turbine that houses the gearbox, main shafts, electrical control unit, nacelle level electrical control cabinet and generator), throughout the design life time of the wind turbine of 20-year at no additional cost to our customers in a timely manner if such defects are as a result of our wind turbine designs. As a result, we bear the risk of warranty claims after we have recognized revenue for wind turbines sold. Any problems with the quality or performance of our wind turbines, if proven by the customer to be our fault, would increase our warranty-related expenses. Given the stable performance of our wind turbines that have been commissioned and are in operation, we were able to renegotiate and cancel our potential obligations for the 20-year design life of wind turbines under certain sales contracts for which we recognized revenue.

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

Movements of the warranty provision are set out as below:

	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
As of January 1	41,518	211,117	353,067	56,671
Additions	180,804	180,139	87,708	14,078
Provisions utilized	(11,205)	(38,189)	(50,286)	(8,071)

As of December 31	211,117	353,067	390,489	62,678

Results of Operations

The following summary consolidated income statement and consolidated statement of comprehensive income data for the years ended December 31, 2010, 2011 and 2012 and summary consolidated statement of financial position data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The summary consolidated income statement and consolidated statement of comprehensive income data for the years ended December 31, 2008 and 2009 and the summary consolidated statement of financial position data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements, which are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Revenue	124,677	1,172,692	5,517,837	5,515,819	2,893,100	464,375
Cost of sales	(160,830)	(1,096,724)	(4,430,472)	(4,522,685)	(2,523,337)	(405,024)
Gross (loss)/profit	(36,153)	75,968	1,087,365	993,134	369,763	59,351
Other income	1,590	268	18,165	36,195	85,830	13,777
Selling and distribution expenses	(17,738)	(90,862)	(149,152)	(227,766)	(174,807)	(28,058)
Administrative expenses	(413,951)	(67,475)	(150,775)	(261,944)	(384,102)	(61,653)
Research and development expenses	(11,980)	(52,789)	(43,061)	(85,305)	(85,821)	(13,775)
(Loss)/profit from operations	(478,232)	(134,890)	762,542	454,314	(189,137)	(30,358)
Net finance expense	(21,512)	(49,577)	(35,100)	(91,278)	(104,094)	(16,709)
Share of (loss)/profit of associates	—	(154)	2,616	2,275	(7,396)	(1,187)
(Loss)/profit before income tax expense	(499,744)	(184,621)	730,058	365,311	(300,627)	(48,254)
Income tax expense	—	(38,495)	(20,870)	(73,018)	(213)	(34)
(Loss)/profit for the year	(499,744)	(223,116)	709,188	292,293	(300,840)	(48,288)
Other comprehensive loss for the year
Foreign currency translation differences-foreign operations	—	—	(19,156)	(39,202)	(2,965)	(476)
Total comprehensive (loss)/income for the year	(499,744)	(223,116)	690,032	253,091	(303,805)	(48,764)
(Loss)/profit attributable to:
Shareholders of the Company	(494,493)	(221,313)	702,135	292,993	(281,874)	(45,244)
Non-controlling interests	(5,251)	(1,803)	7,053	(700)	(18,966)	(3,044)
Total comprehensive (loss)/income attributable to:
Shareholders of the Company	(494,493)	(221,313)	682,979	253,791	(284,707)	(45,699)
Non-controlling interests	(5,251)	(1,803)	7,053	(700)	(19,098)	(3,065)
Basic and diluted (loss)/earnings per share	(4.94)	(2.21)	6.61	2.35	(2.31)	(0.37)
Weighted average number of shares used in computation—basic and diluted (1)	100,000,000	100,000,000	106,250,000	124,450,310	121,869,607	121,869,607

(1)	The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted (loss)/earnings per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, (ii) our reorganization which was completed in May 2010, and (iii) our incorporation in February 2009, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

Comparison of Years Ended December 31, 2012 and December 31, 2011

Revenue. Our total revenue for the year ended December 31, 2012 was RMB2,893.1 million (US$464.4 million), compared to RMB5,515.8 million for the year ended December 31, 2011.

Our revenue derived from sales of wind turbines was RMB2,649.7 million (US$425.3 million) in 2012, compared to RMB5,438.1 million in 2011. We recognized revenue derived from sales of wind turbines for 518 units in 2012, including 7 units of 2.0MW and 17 units 2.5/3.0MW SCD wind turbines, compared to 980 units of 1.5MW turbines for the year ended December 31, 2011. Total deliveries were 472 units and 1,090 units in 2012 and 2011, respectively. The decrease in revenue was primarily due to the overall weakened market demand for wind turbines in China. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, decreased to RMB3,140 (US$504) per kW in 2012 from RMB3,252 per kW in 2011, based on the sales contracts we entered into in relevant periods. The average contract selling price for our 2.0MW wind turbines in 2012 was RMB3,198 (US$513) per kW. The average contract selling price for our SCD wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, was RMB2,991 (US$480) per kW and RMB3,466 per kW in 2012 and 2011, respectively. The decrease in selling prices was principally due to intensified market competition and a decrease in market demand.

We derived revenue of RMB125.0 million (US$20.1 million) and RMB18.6 million from sales of raw materials and electronic equipment in 2012 and 2011, respectively.

Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB37.0 million and RMB66.6 million (US$10.7 million) in the years ended December 31, 2011 and 2012, respectively.

We began EPC arrangements in 2011, under certain of which we engaged in the construction of wind farm projects. We generated revenue from construction under EPC arrangements of RMB51.8 million (US$8.3 million) and RMB22.1 million in 2012 and 2011, respectively.

We recognized revenue in connection with sales of wind turbines to 10 end customers in the year ended December 31, 2011. Our largest and top five customers in 2011, in terms of revenue recognized, together with their respective affiliates, contributed approximately 44.0% and 88.4% of our total revenue for the year, respectively. We recognized revenue in connection with sales of wind turbines to 14 end customers in the year ended December 31, 2012. Our largest and top five customers in 2012, in terms of revenue recognized, together with their respective affiliates, contributed approximately 27.9% and 64.0% of our total revenue for the year, respectively.

Mingyang Singapore completed the acquisition of GWPL in November 2012 and as a result of the consolidation of its financial results with ours, we recognized revenue of RMB13.4 million (US$2.2 million) generated from GWPL for the year ended December 31, 2012.

Cost of sales. Our cost of sales decreased from RMB4,522.7 million for the year ended December 31, 2011 to RMB2,523.3 million (US$405.0 million) for the year ended December 31, 2012. This decrease was primarily due to the decrease in the number of wind turbines manufactured and delivered, resulting from the weakened market demand. Our cost of sales as a percentage of total revenue was 82.0% and 87.2% for the years ended December 31, 2011 and 2012, respectively.

Gross profit. As a result of the foregoing, our gross profit for the year ended December 31, 2012 was RMB369.8 million (US$59.4 million), representing a gross margin of 12.8%, as compared to a gross profit of RMB993.1 million, representing a gross margin of 18.0%, for the year ended December 31, 2011.

Other income. Other income increased by RMB49.6 million (US$8.0 million) from RMB36.2 million for the year ended December 31, 2011 to RMB85.8 million (US$13.8 million) for the year ended December 31, 2012. Other income in 2012 represented recognized government grants of RMB80.9 million (US$13.0 million) and a bargain purchase gain of RMB4.9 million (US$0.8 million) on our acquisition of the remaining 65.06% equity interest in Tianjin Technology, which was mainly attributable to the increase in fair value of the identifiable net assets from the date when consideration for the acquisition was agreed to the date when we obtained control in Tianjin Technology.

Selling and distribution expenses. Our selling and distribution expenses decreased from RMB227.8 million for the year ended December 31, 2011 to RMB174.8 million (US$28.1 million) for the year ended December 31, 2012. The decrease was mainly attributable to the decreased transportation expenses as a result of fewer number of wind turbines delivered in 2012.

Administrative expenses. Our administrative expenses increased from RMB261.9 million for the year ended December 31, 2011 to RMB384.1 million (US$61.7 million) for the year ended December 31, 2012. This increase was primarily due to an increase in provision of trade and other receivables.

Research and development expenses. Our research and development expenses slightly increased from RMB85.3 million for the year ended December 31, 2011 to RMB85.8 million (US$13.8 million) for the year ended December 31, 2012, primarily consisting of the research and development expenses incurred with respect to the development of our new SCD wind turbines.

(Loss)/profit from operations. As a result of the foregoing, our loss from operations was RMB189.1 million (US$30.4 million) for the year ended December 31, 2012, representing an operating loss margin of 6.5%, as compared to profit from operations of RMB454.3 million for the year ended December 31, 2011, representing an operating profit margin of 8.2%.

Net finance expenses. Our finance income increased by 79.6% from RMB70.6 million for the year ended December 31, 2011 to RMB126.8 million (US$20.4 million) for the year ended December 31, 2012. This increase was primarily due to an increase of RMB43.7 million (US$7.0 million) in income from investments in several jointly controlled entities and an increase of RMB37.6 million (US$6.0 million) in interest income. Finance expenses increased by 42.6% from RMB161.9 million for the year ended December 31, 2011 to RMB230.9 million (US$37.1 million) for the year ended December 31, 2012, which was primarily due to an increase of RMB105.0 million (US$16.9 million) in interest expenses resulting from loans from commercial banks and medium-term notes.

Share of (loss)/profit of associates. We acquired equity investments with respect to a 34.94% equity interest in Tianjin Technology, formerly known as Jinneng Mingyang, in February 2009 and acquired the remaining equity interest in Tianjin Technology in October 2012, a 33.0% equity interest in Inner Mongolia Equipment, in September 2010, and a 37.0% equity interest in Huaneng Mingyang, in November 2012. Our share of profit relating to Tianjin Technology was RMB1.3 million (US$0.2 million) for the first ten months of 2012. Our share of loss relating to Inner Mongolia Equipment was RMB8.7 million (US$1.4 million) and our share of profit relating to Huaneng Mingyang was nil in 2012, respectively. Our share of profit relating to Tianjin Technology and Inner Mongolia Equipment amounted to RMB1.5 million and RMB0.8 million in 2011, respectively.

(Loss)/profit before income tax expense. As a result of the foregoing, we recorded loss before income tax expense of RMB300.6 million (US$48.2 million) for the year ended December 31, 2012, compared to profit before income tax expense of RMB365.3 million for the year ended December 31, 2011.

Income tax expense. We incurred income tax expense in the amount of RMB0.2 million (US$32.0 thousand) for the year ended December 31, 2012, as compared to RMB73.0 million for the year ended December 31, 2011. The effective tax rate differed from PRC statutory enterprise income tax rate mainly due to the effect of unrecognized deferred tax assets in respect of unused tax losses and other temporary difference, as well as the preferential income tax rate of certain subsidiaries that are qualified as “advanced and new technology enterprises.”

(Loss)/profit for the year. As a result of the foregoing factors, we incurred loss of RMB300.8 million (US$48.3 million) for the year ended December 31, 2012, representing a net loss margin of 10.4%, as compared to profit of RMB292.3 million for the year ended December 31, 2011, representing a net profit margin of 5.3%.

Comparison of Years Ended December 31, 2011 and December 31, 2010

Revenue. Our total revenue for the year ended December 31, 2011 was RMB5,515.8 million, compared to RMB5,517.8 million for the year ended December 31, 2010. Substantially all of our revenue was derived from our business operations in China.

Our revenue derived from sales of wind turbines was RMB5,438.1 million in 2011, compared to RMB5,504.5 million in 2010. We recognized revenue derived from sales of wind turbines for 980 units for the year ended December 13, 2011, compared to 802 units for the year ended December 31, 2010. This compares to total deliveries of 610 units and 1,090 units in 2010 and 2011, respectively. The increase was primarily due to the increase of our order backlog and production capacity expansion. While the average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, based on sales contracts we entered into in 2010 and 2011, decreased by 18.5% from 2010 to 2011, the average revenue amount of our wind turbines decreased from RMB6.9 million per unit for the 802 units for which we recognized revenue in 2010 to RMB5.6 million per unit for the 980 units for which we recognized revenue in 2011, respectively. The decrease was principally due to intensified market competition and a decrease in manufacturing costs.

We did not recognize revenue derived from sales of raw materials in 2010 while we derived revenue of RMB18.6 million from sales of raw materials in 2011.

Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB13.4 million and RMB37.0 million in the years ended December 31, 2010 and 2011, respectively.

We began entering into EPC arrangements in 2011, under certain of which we engaged in the construction of wind farm projects. We generated revenue from the construction work in the amount of RMB22.1 million in 2011.

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

Cost of sales. Our cost of sales increased slightly from RMB4,430.5 million for the year ended December 31, 2010 to RMB4,522.7 million for the year ended December 31, 2011. This increase was primarily due to the increase in staff costs and consumables. Our cost of sales as a percentage of total revenue was 80.3% and 82.0% for the years ended December 31, 2010 and 2011, respectively.

Gross profit. As a result of the foregoing, our gross profit for the year ended December 31, 2011 was RMB993.1 million, representing a gross margin of 18.0%, as compared to a gross profit of RMB1,087.4 million for the year ended December 31, 2010, representing a gross margin of 19.7%.

Other income. Other income increased by RMB18.0 million from RMB18.2 million for the year ended December 31, 2010 to RMB36.2 million for the year ended December 31, 2011, which represented the recognized government grant awarded to us and the income from the authorization of the license of an unpatented technology to an affiliate.

Selling and distribution expenses. Our selling and distribution expenses increased from RMB149.2 million for the year ended December 31, 2010 to RMB227.8 million for the year ended December 31, 2011. The increase was mainly attributable to an increase in transportation expenses from RMB78.5 million to RMB120.9 million resulting from a higher number of wind turbines delivered in 2011. The increase was also attributable to an increase in staff costs from RMB10.0 million to RMB13.1 million, an increase in the share-based expense we recognized for sales and marketing staff from RMB5.2 million to RMB15.5 million and an increase in the bidding charges from RMB29.3 million to RMB32.4 million. Selling and distribution expenses as a percentage of our total revenue increased from 2.7% for the year ended December 31, 2010 to 4.1% for the year ended December 31, 2011, primarily due to an increase in transportation costs as some projects in 2011 were located farther from our facilities than earlier projects and the increase in bidding charges as we won more bids in 2011 as compared to 2010.

Administrative expenses. Our administrative expenses increased by 73.7% from RMB150.8 million in the year ended December 31, 2010 to RMB261.9 million for the year ended December 31, 2011. This increase was primarily due to the share-based compensation expense for administrative staff of RMB74.5 million incurred in 2011, compared to RMB22.8 million for 2010. Our administrative expenses as a percentage of our total revenue increased, from 2.7% for the year ended December 31, 2010 to 4.8% for the year ended December 31, 2011, primarily due to an increase in staff costs in 2011 and an increase in share-based compensation from new hires.

Research and development expenses. Our research and development expenses increased by 98.1% from RMB43.1 million in the year ended December 31, 2010 to RMB85.3 million for the year ended December 31, 2011. The increase was primarily due to the research and development expenses we incurred with respect to the development of our new SCD wind turbines, and to a lesser extent, the share-based compensation expense in the amount of RMB21.3 million for our research and development staff in 2011, compared to the share-based compensation expense in the amount of RMB5.5 million in 2010. Research and development expenses as a percentage of our total revenue increased from 0.8% for the year ended December 31, 2010 to 1.6% for the year ended December 31, 2011, primarily due to an increase in staff costs as we recruited more research and development personnel to further enhance our research and development capabilities.

Profit from operations. As a result of the foregoing, our profit from operations was RMB454.3 million for the year ended December 31, 2011, representing an operating profit margin of 8.2%, as compared to RMB762.5 million for the year ended December 31, 2010, representing an operating profit margin of 13.8%.

Net finance expenses . Our finance income increased by 423.6% from RMB13.5 million for the year ended December 31, 2010 to RMB70.6 million for the year ended December 31, 2011. This increase was primarily due to an increase of RMB40.9 million in foreign exchange gain and an increase in interest income of RMB13.5 million. Finance expenses increased by 233.2% from RMB48.6 million for the year ended December 31, 2010 to RMB161.9 million for the year ended December 31, 2011, which was primarily due to the arrangement fees in the amount of RMB114.8 million we paid to a commercial bank for our customers to obtain lease financing services for the settlement of our trade receivables.

Share of (loss)/profit of associates. We acquired equity investments with respect to a 34.94% equity interest in Tianjin Technology, formerly known as Jinneng Mingyang, in February 2009 and a 33.0% equity interest in Inner Mongolia Equipment, in September 2010, respectively. Our share of profit relating to Tianjin Technology amounted to RMB2.8 million and RMB1.5 million for the years ended December 31, 2010 and 2011, respectively. With respect to Inner Mongolia Equipment, we recorded a share of loss of RMB0.2 million in 2010 and share of profit of RMB0.8 million in 2011, respectively.

Profit before income tax expense. As a result of the foregoing, we recorded profit before income tax expense of RMB730.1 million and RMB365.3 million for the years ended December 31, 2010 and 2011, respectively.

Income tax expense. We incurred income tax expense in the amount of RMB73.0 million for the year ended December 31, 2011, compared to RMB20.9 million for the year ended December 31, 2010. The increase was primarily due to the recognition of unrecognized deferred tax assets in the year of 2010.

Profit for the year. As a result of the foregoing factors, our profit was RMB292.3 million for the year ended December 31, 2011, representing a net profit margin of 5.3%, compared to RMB709.2 million for the year ended December 31, 2010, representing a net profit margin of 12.9%.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(452,093)	(362,742)	(404,670)	(64,954)
Net cash used in investing activities	(173,821)	(821,561)	(1,035,057)	(166,138)
Net cash generated from financing activities	2,400,999	40,547	1,419,832	227,899
Net increase/(decrease) in cash and cash equivalents	1,763,739	(1,146,476)	(19,802)	(3,178)
Cash and cash equivalents at end of year	2,485,972	1,339,496	1,319,694	211,825

As of December 31, 2012, we had working capital of RMB1,924.3 million (US$308.9 million). We believe that our current cash and cash flow generated from operations, bank loans borrowed from commercial banks, the proceeds we received from our initial public offering, and our ability to obtain external financing in the future, will generate sufficient cash to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. As of December 31, 2012, we have unutilized bank facilities of approximately RMB1,603.9 million (US$257.4 million).

As of December 31, 2012, we had RMB1,319.7 million (US$211.8 million) in cash, RMB276.7 million (US$44.4 million) in restricted cash, RMB1,685.7 million (US$270.6 million) in outstanding short-term borrowings and RMB354.4 million (US$56.9 million) in long-term borrowings. Our outstanding short-term borrowings from banks as of December 31, 2012 were RMB1,429.6 million (US$229.5 million), and bore a weighted-average interest rate of 6.50%. Such borrowings were made principally to China Construction Bank, Guangdong Development Bank, Agricultural Bank of China, Industrial and Commercial Bank of China, Bank of China and China Everbright Bank. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have negotiated renewal of certain of these borrowings shortly before they mature. Our outstanding long-term borrowings bore varying interest rates of 5.76% to 14.50% and will mature from November 2014 to January 2017.

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

Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations. As of December 31, 2010, 2011 and 2012, our trade receivable balance (after allowance for doubtful debts and including trade receivables from Mingyang Electrical), was RMB2,999.3 million, RMB4,655.9 million and RMB4,571.8 million (US$733.8 million), respectively. The average turnover days of our trade receivables were 137 days, 242 days and 583 days for 2010, 2011 and 2012, respectively. The significant increase in average turnover days was primarily due to the inability of our customers to obtain funding from financial institutions in a timely manner, resulting from the tightened monetary policy adopted by PRC government which delayed the approval of loan applications of such customers. The increase was also attributable to a lower portion of down payments collected from our customers in response to severe competition in wind power industry in China. In addition, since most of our customers are state-owned enterprises and payments made by these customers are subject to complex internal approval procedures. These customers usually do not start internal payment applications until they receive the payment requirement from us. The internal procedures, however, usually take several months, which further delay their payments to us. We expect to improve our working capital by extending the credit terms granted to us by our suppliers through negotiation and by obtaining additional financing from financial institutions.

In January 2012, Guangdong Mingyang, one of our primary operating subsidiaries, issued RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes that mature on January 12, 2015 and bear a fixed annual coupon rate of 8.5%. The proceeds from the notes were mainly used to enhance our working capital.

Operating Activities

Net cash used in operating activities for the year ended December 31, 2012 was RMB404.7 million (US$65.0 million), consisting primarily of (i) a decrease in trade and other payables of RMB1,121.3 million (US$180.0 million) resulting from the settlement of bills payable for purchase of raw materials, which were issued in 2011, and (ii) an increase in prepayments of RMB77.8 million (US$12.5 million), partially offset by (i) a decrease in trade and other receivables of RMB635.6 million (US$102.0 million), and (ii) an increase in deferred income of RMB144.9 million (US$23.3 million).

Net cash used in operating activities for the year ended December 31, 2011 was RMB362.7 million, consisting primarily of (i) an increase in trade and other receivables of RMB2,534.2 million as we commissioned and recognized revenue for more wind turbines and (ii) an increase in income tax paid of RMB135.4 million, partially offset by (i) an increase in trade and other payables of RMB1,064.1 million, (ii) a net profit from operations of RMB292.3 million and (iii) an increase in deferred revenue of RMB174.8 million resulting from a higher volume of wind turbines delivered but not yet recognized revenue.

Net cash used in operating activities for the year ended December 31, 2010 was RMB452.1 million, consisting primarily of (i) a decrease in deferred revenue of RMB1,467.6 million, due to revenue recognized on the wind turbines delivered and (ii) an increase in trade and other receivables of RMB1,494.4 million, partially offset by (i) a decrease in inventories of RMB77.8 million reflecting the rapid growth of our business, (ii) an increase in trade and other payables of RMB1,485.9 million as we purchased more raw materials for the production of wind turbines and (iii) a net profit from operation of RMB709.2 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2012 was RMB1,035.1 million (US$166.1 million), consisting primarily of cash used in (i) investments made in several jointly controlled entities of RMB423.0 million (US$67.9 million), (ii) the purchase of financial assets carried at fair value through profit or loss of RMB190.7 million (US$30.6 million), (iii) the purchase of property, plant and equipment of RMB148.2 million (US$23.8 million), (iv) loans made to third parties of RMB147.0 million (US$23.6 million), (v) the payment for acquisition of subsidiaries of RMB89.0 million (US$14.3 million, and (vi) the advances made to related parties of RMB108.4 million (US$17.4 million), partially offset by cash generated from (i) the collection of loan made to third parties of RMB48.0 million (US$7.7 million), (ii) the proceeds from sale of investments in a jointly controlled entity of RMB40.0 million (US$6.4 million) and (iii) interest received from banks of RMB28.0 million (US$4.5 million).

Net cash used in investing activities for the year ended December 31, 2011 was RMB821.6 million, consisting primarily of cash used in (i) investments made in several jointly controlled entities of RMB246.6 million, (ii) the purchase of property, plant and equipment of RMB203.9 million, (iii) the payment of lease prepayments of RMB133.8 million with respect to the land use rights we acquired in Zhongshan, Guangdong Province, and (iv) an increase in pledged bank deposits of RMB120.8 million resulting from the increasing deposits required by commercial banks to issue the bills payable required by our suppliers, partially offset by cash generated from (i) the interest of RMB20.6 million received from banks, and (ii) the collection of advances made to related parties of RMB20.5 million.

Net cash used in investing activities for the year ended December 31, 2010 was RMB173.8 million, consisting primarily of cash used in (i) the purchase of property, plant and equipment of RMB155.9 million, (ii) the purchase of intangible assets of RMB55.1 million, (iii) the payment for acquisition of the assets and liabilities of Zhongshan Equipment of RMB49.6 million, and (iv) payment for lease prepayments of RMB37.0 million, partially offset by cash generated from (i) the collection of advances made to related parties of RMB74.7 million, (ii) the proceed from sale of held-to-maturity investment securities of RMB42.0 million and (iii) the decrease in pledged bank deposits of RMB14.0 million due to decreasing requirements by the banks in order to issue the bills payable required by our suppliers.

Financing Activities

Net cash generated from financing activities for the year ended December 31, 2012 was RMB1,419.8 million (US$227.9 million), consisting primarily of (i) proceeds from bank and other loans of RMB1,402.5 million (US$225.1 million) and (ii) proceeds from the issuance of medium-term notes of RMB1,000.0 million (US$160.5 million), partially offset by (i) repayment of bank and other loans of RMB851.9 million (US$136.7 million) and (ii) interest paid of RMB57.0 million (US$9.2 million).

Net cash generated from financing activities for the year ended December 31, 2011 was RMB40.5 million, consisting primarily of proceeds from short-term bank loans of RMB842.9 million, partially offset by (i) repayments of short-term bank loans of RMB690.9 million and interest paid for such bank loans in the amount of RMB47.8 million, (ii) fees paid to a bank for the arrangement of lease financing services for our customers for the settlement of our trade receivables in the amount of RMB69.6 million and (iii) the cash used in the repurchase of our ADSs of RMB42.1 million.

Net cash generated from financing activities for the year ended December 31, 2010 was RMB2,401.0 million, consisting primarily of (i) proceeds from issuance of ordinary shares in our initial public offering of RMB2,345.4 million, (ii) proceeds from short-term bank loans of RMB597.0 million and (iii) proceeds from borrowings from related parties of RMB100.0 million, partially offset by (i) repayment of short-term bank loans of RMB298.7 million, (ii) issuance costs of ordinary shares in our initial public offering of RMB181.9 million and (iii) repayment of borrowings from related parties of RMB160.0 million.

Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries, our payment cycles to our suppliers and the payment cycles of our customers.

Holding Company Structure

We are a holding company with no operations of our own. We conduct our operations in China primarily through our subsidiaries established in China. As a result, we rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50% of its respective registered capital. As of December 31, 2012, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB407.4 million (US$65.4 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Capital Expenditures

We had capital expenditures of RMB155.9 million, RMB203.9 million and RMB148.2 million (US$23.8 million) for the years ended December 31, 2010, 2011 and 2012, respectively. In 2012, our capital expenditures were used primarily to acquisitions of property titles and equipment. In 2011, our capital expenditures were used primarily to acquisitions of land use rights, property titles and equipment. In 2010, our capital expenditures were used primarily to purchase additional machinery and equipment, invest in our full-capacity testing centers and expand and improve our facilities. We incurred RMB55.1 million, RMB20.4 million and RMB22.5 million (US$3.6 million) to acquire intangible assets in 2010, 2011 and 2012, respectively. The expenditures to acquire intangible assets of RMB55.1 million in 2010 consisted primarily of installments paid to aerodyn Asia for the SCD technologies. The expenditures to acquire intangible assets of RMB20.4 million in 2011 were primarily relating to the license fees for 6.0MW SCD wind turbines we paid to aerodyn Asia. We incurred RMB37.0 million, RMB133.8 million and RMB33.3 million (US$5.3 million) to acquire land use rights for the years ended December 31, 2010, 2011 and 2012, respectively.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for our wind turbines. We expect to spend approximately RMB204.7 million (US$32.9 million) in the year ending December 31, 2013 in capital expenditures mainly for the acquisition of land use rights, the investments for EPC arrangements, the construction of manufacturing facilities and infrastructure, and technology transfer and licensing. We plan to fund the balance of our capital expenditure requirements for 2013 with cash on hand, cash from operations, equity offerings and other forms of financing, if necessary.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4.B. Business Overview — Research and Development Capabilities and Technology Partnership” and “Item 4.B. Business Overview—Intellectual Property.”

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

In 2009, Guangdong Mingyang entered into the following three guarantee agreements with an aggregate potential payment obligation of RMB346.4 million. In March 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for the factoring business engaged in by Mingyang Electrical. This guarantee expired on December 31, 2012. In October 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Mingyang Electrical and Mingyang Longyuan. This guarantee was cancelled in 2011 when the underlying borrowings were repaid. Both guarantees described above were entered into in exchange for cross guarantees that Mingyang Electrical gave to Guangdong Mingyang. In November 2009, Guangdong Mingyang entered into a guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinneng, another shareholder, for credit facilities borrowed by Tianjin Technology in order to assist this affiliated company in obtaining bank loans at favorable commercial terms for business development. Tianjin Technology became a wholly owned subsidiary of Guangdong Mingyang in 2012, as a result, subject to a supplementary agreement entered into in June 2012, Guangdong Mingyang agreed to assume all the guarantee obligation for Tianjin Technology’s borrowings. Tianjin Technology also agreed to pledge its land use rights to guarantee its credit facilities. As of the date of this annual report, however, the mortgage agreement had not been signed. The guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans, and will expire on November 19, 2016. No guarantee fees were received for providing the guarantees to the banks.

In November 2010, Guangdong Mingyang entered into a guarantee agreement with Jilin branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Jilin Mingyang with a potential liability of RMB200.0 million. The guarantee agreement has a term of one year and expired on November 7, 2011. No guarantee fees were received for providing the guarantee.

In August 2011, Guangdong Mingyang entered into a maximum guarantee agreement with Rudong branch of Industrial and Commercial Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Jiangsu Mingyang with a maximum potential liability of RMB30.0 million. The guarantee agreement has a term of two years commencing from August 29, 2013, the due date of the underlying credit facilities.

In August 2011, Jilin Mingyang entered into a maximum guarantee agreement with Zhongshan branch of China Construction Bank under which Jilin Mingyang provided guarantees for credit facilities drawn by Guangdong Mingyang with a maximum potential payment obligation of RMB1.3 billion. The term of this guarantee agreement is from the date of the facility drawdown by Guangdong Mingyang to two years after the time limit for performance of the borrowings by Guangdong Mingyang under its original facility agreement expires. In December 2012, the guarantee agreement was extended and has a term of two years commencing from December 31, 2015, the due date of the underlying credit facilities.

In October 2011, Guangdong Mingyang entered into another maximum guarantee agreement with Jilin branch of Industrial and Commercial Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Jilin Mingyang with a maximum potential payment obligation of RMB150.0 million. The guarantee agreement has a term of two years commencing from October 8, 2014, the due date of the underlying credit facilities. No guarantee fees were received for providing the guarantees to the banks.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2012:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	1,748	1,817	—	—	3,565
Capital commitments	156,911	89,600	—	—	246,511
Purchase commitments (1)	2,166,093	—	—	—	2,166,093
Short-term bank and other loans	1,708,120	—	—	—	1,708,120
Long-term bank loans	39,239	329,860	96,016	—	465,115
Bond payable (2)	—	1,170,000	—	—	1,170,000

Total	4,072,111	1,591,277	96,016	—	5,759,404

(1)	Includes the total amount of licensing fee of €5.8 million (RMB47.6 million) relating to the 6.0MW SCD wind turbine technologies to be paid to aerodyn Asia as of December 31, 2012.
(2)	Represents the RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes issued by Guangdong Mingyang in January 2012, including interest to be paid at a fixed annual coupon rate of 8.5%.

G.	Safe Harbor

See “Special Note Regarding Forward-looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Chuanwei Zhang(1)	51	Chairman of the Board of Directors and Chief Executive Officer
Song Wang(3)	49	Director and Senior Vice President in charge of overseas markets and technology application
Biting Chen	67	Independent Director
Ted Lee(1)(2)(3)	63	Independent Director
Dabing Zhou(1)(2)(3)	68	Independent Director
Stephen Markscheid(2)	59	Independent Director
Xueyong Zhao	49	Director and President
Jinfa Wang	49	Senior Vice President in charge of general administration, human resources and government resources
Renjing Cao	44	Chief Technology Officer
Jiawan Cheng	50	Chief Operation Officer
Xianzhong Zhang	51	Vice President in charge of SCD industrialization
Yunshan Jin	49	Vice President in charge of domestic sales and marketing
Vincent Pang	42	Chief Financial Officer

(1)	Corporate governance and nominating committee members
(2)	Audit committee members
(3)	Compensation committee members.

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

Mr. Ted Lee has served as our independent director since October 2010. Mr. Lee is managing director of T Plus Capital Ltd., a firm he founded that provides strategic, financial and business development advisory services to accounting, financial valuation services and human resources firms in China. Mr. Lee also serves as an independent director and audit committee chairman of Daphne International Holdings Limited, a retailer of ladies’ shoes in China listed on the Hong Kong Stock Exchange, since September 2011; and as a senior advisor to Duff & Phelps, a global financial valuation firm, since 2008. From September 2007 to April 2009, Mr. Lee was an executive director at Prax Capital, a private equity firm specializing in China-focused investments, and was previously an independent director and audit committee chairman of Chemspec International Limited, a NYSE listed company, Boshiwa International Holding Limited, a Hong Kong Stock Exchange listed company, and Tudou Holdings Limited, a NASDAQ listed company. Mr. Lee was a senior partner at Deloitte where he worked for 31 years in the United States and Asia, including heading the opening of Deloitte’s first China office in Shanghai in 1992, serving as office managing partner of their China firm’s Hong Kong, Guangzhou and Beijing offices and practicing in the firm’s Los Angeles and Taipei offices. Mr. Lee is a California certified public accountant (inactive) and received his MBA degree from University of Southern California in 1979 and his Bachelor’s degree in accounting from California State University, Fresno in 1973.

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

Mr. Stephen Markscheid has served as our independent director since June 2011 and chairman of our audit committee since February 2013. Mr. Markscheid has been the chief executive officer of Synergenz BioScience Inc. since 2007. He has also been a member of the investment committee of Emerald Hill Capital Partners since 2006, CNinsure, Inc. since 2007, Jinko Solar, Inc. since 2009, China Energy Corporation since 2010, China Integrated Energy Corporation and China East Education Corporation since 2011. Mr. Markscheid was previously a representative of the US-China Business Council from 1978 to 1983, a vice president of Chase Manhattan Bank from 1984 to 1988, a vice president of First Chicago Bank from 1988 to 1993, a case leader of Boston Consulting Group from 1994 to 1997, a director of business development of GE Capital (Asia Pacific) from 1998 to 2001, a senior vice president of GE Healthcare Financial Services from 2003 to 2006, and the chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007. Mr. Markscheid received his bachelor’s degree in East Asian studies from Princeton University in 1976, a master’s degree in international affairs and economics from Johns Hopkins University in 1980 and an MBA degree from Columbia University in 1991.

Mr. Xueyong Zhao has been our president in charge of research and development, manufacturing operations, overseas market development and human resources management since February 2013 and our director since April 2013. Prior to joining us, Mr. Zhao served as the director of product development and technology in China at Bosch Rexroth AG from 2008 to 2012, primarily in charge of developing market strategies and overseeing the operations of the wind power business unit in China. From 2004 to 2007, he was the deputy director of research and development at Eickhoff GmbH, Specializing in wind turbine drive systems and was involved in the research and development projects of various wind turbine drive systems. Mr. Zhao obtained his bachelor’s degree in engineering mechanics in 1987 and a master’s degree in hydraulic structure engineering in 1990 from Tianjin University in China. He also had a Ph.D degree from Chemnitz University of Technology in Germany in 2004, specializing in wind turbine power generation.

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

Mr. Jiawan Cheng joined us in 2008 and has been our chief operation officer since March 2013. Prior to that, he was our vice president in charge of new business model development since February 2012. He served as the vice president of Mingyang Blade from June 2008 to September 2008 and was concurrently our vice president in charge of procurement and production from September 2008 to December 2009. Prior to joining us, Mr. Cheng served as the general manager in charge of wind turbine commissioning and installation and technology development at Nantong Kailian Wind Power Company, a wind turbine manufacturer, from 2004 to 2008. From 1998 to 2004, Mr. Cheng served as a deputy general manager in charge of equipment procurement at Huaxin Cement Retail Company. From 1993 to 1998, Mr. Cheng served as a manager in charge of equipment procurement and commissioning at Huaxin Cement Company Limited. Mr. Cheng received his bachelor’s degree in engineering from Wuhan University of Technology in 1984. Mr. Cheng is one of the ten experts recognized by the national Ministry of Science and Technology on the Large Capacity Wind Turbine Development Team, which is part of China’s Eleventh Five-Year Plan efforts.

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

Mr. Vincent Pang joined us in March 2012 and has served as our chief financial officer since June 2012. Vincent has approximately 20 years of experience in accounting, financial management and corporate financial advisory services, including mergers and acquisitions and financial restructuring. Prior to joining Ming Yang, Vincent worked in various positions at KPMG since September 1992, where he provided extensive accounting and financial advisory services to various corporate clients. Vincent received his bachelor’s degree in economics from The University of Hong Kong in 1992. Vincent is a Hong Kong certified public accountant and a member of The Hong Kong Institute of Chartered Secretaries.

The address of our directors and executive officers is c/o Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

B.	Compensation

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation, including basic salary and bonus and other benefits, to our executive directors and key management personnel as a group was RMB28.7 million (US$4.6 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers over the same period.

On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Consequently, we incurred share-based compensation expenses in connection with these grants in the amount of RMB34.4 million, RMB112.5 million and RMB42.9 million (US$6.9 million) for the years ended December 31, 2010, 2011 and 2012, respectively. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Authorized and Granted Awards

Our board of directors and shareholders authorized the issuance of up to 5,000,000 ordinary shares upon exercise of awards granted under our 2010 equity incentive plan. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price of US$8.40, or 60% of the price to public of US$14.00, per ADS, each representing one ordinary share, and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than five years from their grant date. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,020,000.

The following table summarized the outstanding options we granted to our directors and executive officers under our 2010 equity incentive plan as of the date of this annual report:

Name	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share	Date of Grant	Date of Expiration
Renjing Cao	*	$8.40	September 30, 2010	September 29, 2015
Jinfa Wang	*	$8.40	September 30, 2010	September 29, 2015
Jiawan Cheng	*	$8.40	September 30, 2010	September 29, 2015
Yunshan Jin	*	$8.40	September 30, 2010	September 29, 2015
Xianzhong Zhang	*	$8.40	September 30, 2010	September 29, 2015
Other employees as a group(1)	3,290,000	$8.40	September 30, 2010	September 29, 2015
Total	4,020,000	$8.40	September 30, 2010	September 29, 2015

(*)	Upon the vesting of all options granted would beneficially own less than 1.0% of our total outstanding ordinary shares.
(1)	None of these employees is our director or executive officer.

Employee Pension and Other Retirement Benefits

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on certain percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB21.1 million, RMB23.1 million and RMB23.0 million (US$3.7 million) for 2010, 2011 and 2012, respectively, which were recorded in our cost of sales, operating expenses and inventory. We failed to make these contributions in full and underpaid RMB8.1 million, RMB0.2 million and RMB0.3 million (US$44.7 thousand) in 2010, 2011 and 2012, respectively. The aggregate amount due reached approximately RMB20.9 million, RMB21.1 million and RMB21.4 million (US$3.4 million) as of December 31, 2010, 2011 and 2012, respectively, which amounts were recorded as accrued expenses and other payables. Currently we do not have plans to settle such underpayments. Under PRC laws and regulations, any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may claim compensation from us. Such fines or other penalties may be imposed upon us for a period of up to two years from the time of violation.

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

Audit Committee

Our audit committee currently consists of Messrs Stephen Markscheid, Ted Lee and Dabing Zhou. Mr. Stephen Markscheid is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Messrs Stephen Markscheid, Ted Lee and Dabing Zhou on the audit committee satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our board of directors has determined that the simultaneous service by Mr. Ted Lee on the audit committee of Daphne International Holdings Limited would not impair his ability to effectively serve on our audit committee.

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

We had 2,466, 2,592 and 2,107 employees as of December 31, 2010, 2011 and 2012, respectively. We do not have any part-time employees. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of December 31, 2012:

Department	Number of Employees	Percentage of total
Manufacturing and assembly	1,036	49.2%
Research and development	201	9.5%
Technology support	98	4.7%
Engineering and service	329	15.6%
Management and administration	131	6.2%
Operations and quality control	76	3.6%
Logistic and support staff	59	2.8%
Marketing and sales	98	4.6%
Procurement	79	3.8%

Total	2,107	100.0%

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

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. For each person and group named in the table below, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares issued and outstanding and the number of ordinary shares such person or group has the right to acquire upon the exercise of any options within 60 days after the date of this annual report. The number of ordinary shares issued and outstanding as of the date of this annual report was 122,446,103.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Chuanwei Zhang (1)	31,187,506	25.5
Song Wang (2)	564,400	0.5
Vincent Pang	—	—
Xueyong Zhao	—	—
Jinfa Wang	—	—
Renjing Cao	—	—
Yunshan Jin	—	—
Jiawan Cheng	—	—
Xianzhong Zhang	—	—
All directors and executive officers as a group	31,751,906	26.0
Principal Shareholders:
Rich Wind Energy Three (3)	19,755,000	16.1
Clarity Investors (4)	16,467,500	13.4
ICBC International Investment Management Limited (5)	8,985,400	7.3
First Windy (6)	8,976,300	7.3

*	Beneficially owns less than 1.0% of our outstanding ordinary shares.
(1)	Includes (i) 19,755,000 ordinary shares held by Rich Wind Energy Three and 8,976,300 ordinary shares held by First Windy and (ii) 2,456,206 ordinary shares in the form of ADSs held by Mr. Zhang purchased in a series of open market purchases. Each of Rich Wind Energy Three and First Windy is a British Virgin Islands Company. Rich Wind Energy Three is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three on all matters of Mingyang requiring shareholder approval. First Windy is wholly owned by Mr. Zhang and Mr. Zhang is the sole director of First Windy on all matters of Mingyang requiring shareholder approval. Mr. Zhang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.
(2)	Represents the 564,400 ordinary shares held by Third Windy, a British Virgin Islands Company wholly owned by Mr. Song Wang. Mr. Song Wang is the sole director of Third Windy on all matters of Mingyang requiring shareholder approval. Mr. Song Wang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.
(3)	Rich Wind Energy Three, a British Virgin Islands company, is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three on all matters of Mingyang requiring shareholder approval and has the voting and investment power with respect to our ordinary shares held by Rich Wind Energy Three. The business address of Rich Wind Energy Three is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	Represents the 14,160,900 ordinary shares held by Clarity China Partners, L.P., 1,863,000 ordinary shares held by Clarity MY Co-Invest, L.P. and 443,600 ordinary shares held by Clarity China Partners (AI), L.P., each an exempted limited partnership duly formed and validly existing under the laws of the Cayman Islands and each controlled by its general partner, Clarity China GenPar, L.P., an exempted limited partnership duly formed and validly existing under the laws of the Cayman Islands. Clarity China GenPar, L.P. is in turn controlled by its general partner, Clarity China GenPar Ltd., a company duly formed and validly existing under the laws of the Cayman Islands, which controls the voting and investment power over our ordinary shares owned by Clarity China. We are not aware of any other individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by Clarity China. The business address of the three entities is Suite 2101, Capital Mansion, 6 Xin Yuan Nan Road, Chaoyang, Beijing 100004 China.
(5)	ICBC International Investment Management Limited, a British Virgin Islands Company, is wholly-owned by ICBC International Holdings Limited. We are not aware of any other individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by ICBC International Investment Management Limited. The business address of ICBC International Investment Management Limited is Level 18, Three Pacific Place, 1 Queen’s Road East, Hong Kong.
(6)	First Windy, a British Virgin Islands Company, is wholly-owned by Mr. Chuanwei Zhang. Mr. Zhang is the sole director of First Windy on all matters of Mingyang requiring shareholder approval and has the voting and investment power with respect to our ordinary shares held by First Windy. The business address of First Windy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, Citibank, N.A.—Hong Kong, as the custodian on behalf of Citibank, N.A., as depositary, held 66,547,503 ordinary shares, or approximately 54.3% of our total issued and outstanding ordinary shares, under our ADS program. In addition to Citibank, N.A., we have one registered holder of record in the United States. Since our ADSs may be held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Wind Turbine Sales and Service Provision

In 2007, Mingyang Electrical, our then controlling shareholder, entered into four wind turbine sales contracts with third-party customers on our behalf in order to benefit from established reputation of Mingyang Electrical in the industry. Under these contracts, Mingyang Electrical was required to deliver wind turbines and provide technical and maintenance support services. When we formally commenced commercial production in 2008, we entered into back-to-back agreements with Mingyang Electrical in connection with two of these wind turbine sales contracts, under which we agreed to deliver the wind turbines and provide related technical and maintenance support services during the warranty period, as provided under the wind turbine sales contracts, directly to the third-party customers. Mingyang Electrical acted as an agent in these transactions and retained 1% of the total contract amount of the wind turbine sales contracts to cover its costs, which amounted to RMB614.5 million including VAT. In connection with the remaining two wind turbine sales contracts, we re-entered into contracts directly with the end customers in April 2009 with the same terms and provisions as those under the original sales contracts. The aggregate contract price including VAT under these two sales contracts was RMB602.9 million.

For the year ended December 31, 2009, we generated revenue from sales of wind turbines through Mingyang Electrical in the amount of RMB395.7 million. We did not generate such revenue in the years ended December 31, 2010, 2011 and 2012. Revenue from the provision of technical and maintenance support services in the amount of RMB3.5 million, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively. Trade receivables from Mingyang Electrical in connection with the wind turbine sales contracts reached RMB135.2 million, RMB0.7 million and nil as of December 31, 2010, 2011 and 2012, respectively. Starting from 2008, we entered into wind turbine sales contracts with customers directly and we do not expect to enter into similar transactions with Mingyang Electrical in the future.

In exchange for the outstanding trade receivables due to us, in 2011, Mingyang Electrical entered into two agreements with us under which Mingyang Electrical transferred its right to collect an aggregate of RMB107.2 million outstanding amount payable by two customers to us. The payables represented the revenue from sales of wind turbines and provision of maintenance services, including relevant interests and late default payment. The total outstanding receivables due from Mingyang Electrical were RMB0.7 million and nil as of December 31, 2011 and 2012, respectively.

Purchase of Raw Materials and Components

At the early stage of our operation, Mingyang Electrical also entered into raw material and component purchase contracts on our behalf before we completed relevant procedures with foreign exchange authorities for importing such raw materials and components. We in turn purchased raw materials and components from Mingyang Electrical in the amount of RMB2.2 million in the year ended December 31, 2010. Mingyang Electrical did not retain agent fees in connection with these purchases. We entered into supply contracts with Mingyang Electrical to purchase raw materials directly in the amount of RMB11.3 million and RMB45.6 million (US$7.3 million) in the years ended December 31, 2011 and 2012, respectively. Total trade and other payables to Mingyang Electrical in connection with these raw material and component purchases were RMB0.5 million, RMB11.2 million and RMB35.7 million (US$5.7 million) as of December 31, 2010, 2011 and 2012, respectively.

Leases and Property Management

We leased plant and buildings from Mingyang Electrical under lease agreements and engaged Mingyang Electrical for the management of certain of our properties. Our lease expense and property management fees amounted to RMB8.4 million, RMB2.9 million and nil during the years ended December 31, 2010, 2011 and 2012, respectively, of which RMB0.7 million, nil and nil remained unpaid as of December 31, 2010, 2011 and 2012, respectively. We have renewed the lease agreement for a term ended on March 1, 2011 to lease properties from Mingyang Electrical and engaged it for the property management on terms and conditions we believe are comparable to those with third parties.

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

In May 2008, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang became the guarantor for Mingyang Electrical and Mingyang Longyuan, a wholly owned subsidiary of Mingyang Electrical, for their credit facilities in the amount of RMB180.0 million as well as other expenses the lender may incur for collection of any amount overdue in exchange for a cross guarantee Mingyang Electrical gave Guangdong Mingyang. The bank loans were repaid in full by Mingyang Electrical and Mingyang Longyuan and the guarantee expired on December 31, 2009. In March 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of China Construction Bank, under which Guangdong Mingyang provided guarantees for the factoring business engaged in by Mingyang Electrical for a potential maximum obligation of RMB100.0 million. The guarantee expired on December 31, 2012. In October 2009, Guangdong Mingyang entered into a guarantee agreement with the Zhongshan branch of Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Mingyang Electrical and Mingyang Longyuan in the aggregate amount of RMB180.0 million. The guarantee was cancelled in 2011 as the underlying borrowings were repaid. There were no outstanding guarantees provided by Guangdong Mingyang to Mingyang Electrical and Mingyang Longyuan as of the date of this annual report.

In the year ended December 31, 2010, Mingyang Electrical provided guarantees for several credit facilities we obtained from commercial banks. As of December 31, 2010, we had unsecured bank loans in the amount of RMB280.0 million that remained unpaid, among which RMB80.0 million was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang, and RMB100.0 million was guaranteed by Mingyang Electrical. We had also secured bank loans amounted to RMB110.0 million which was pledged by trade receivables jointly guaranteed by Mingyang Electrical and Mr. Chuanwei Zhang. These guarantees provided by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang had all been cancelled in 2011 as the underlying borrowings were repaid. As of December 31, 2012, we did not have any bank loan that was guaranteed by Mingyang Electrical, Mingyang Longyuan or Mr. Chuanwei Zhang.

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

In September 2011, Guangdong Mingyang acquired all of the equity interest in Zhongshan Ruiyang from Mingyang Electrical for a cash consideration of RMB57.9 million.

Transactions with Tianjin Technology (formerly known as Jinneng Mingyang)

Tianjin Technology was 34.94% owned by us with the remaining 65.06% owned by Tianjin Jinneng. In October 2012, Guangdong Mingyang acquired the remaining equity interest from Tianjin Jinneng and as a result, Tianjin Technology became a wholly owned subsidiary of us.

In 2010, we entered into two operating leases with Tianjin Technology for the lease of plant and buildings for our manufacturing facilities in Tianjin. The rent expenses under these lease agreements were RMB24.4 million and RMB25.8 million for the years ended December 31, 2010 and 2011, which was paid in full by the end of 2011. Under these lease agreements, we made a deposit of RMB0.9 million and RMB2.1 million to Tianjin Technology as of December 31, 2010 and 2011, respectively. We acquired the land use rights with respect to the facilities in Tianjin through our acquisition of Tianjin Technology. The rent expenses were RMB21.5 million (US$3.5 million) for the first ten months of 2012 prior to this acquisition.

Guarantee Provided to Tianjin Technology

In November 2009, Guangdong Mingyang entered into a guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which, Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinneng, the other shareholder at that time, in proportion to their respective equity ownership in Tianjin Technology, for credit facilities in a total amount of RMB190.0 million borrowed by Tianjin Technology in order to assist Tianjin Technology in obtaining bank loans. Tianjin Technology became a wholly owned subsidiary of Guangdong Mingyang in 2012 and as a result, Guangdong Mingyang has undertaken all of the guarantee liability. The guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans and will expire on November 19, 2016.

Transactions with Inner Mongolia Equipment

Inner Mongolia Equipment is 33.0% owned by us with the remaining 67.0% owned by a third natural person. During 2010, we received RMB5.0 million from Inner Mongolia Equipment for license of the unpatented wind turbine technologies for the manufacturing of wind turbines. In March 2011, under a loan agreement, we provided a short-term loan of RMB5.0 million to Inner Mongolia Equipment with an interest rate as stipulated by the People’s Bank of China, which was fully repaid in May 2011.

In June 2011, we, through Guangdong Mingyang, entered into an agreement with Inner Mongolia Equipment and two of its customers, under which we assumed all rights and obligations of Inner Mongolia Equipment under the original sales contract it entered into with the customers. We purchased wind turbines of RMB214.0 million from Inner Mongolia Equipment in the year ended December 31, 2011 and delivered the wind turbines to the customers and provided maintenance services as agreed.

During the year ended December 31, 2012, we engaged Inner Mongolia Equipment to process wind turbines for a wind farm project and were charged a processing fee of RMB2.0 million (US$0.3 million).

We provided interest-free advances of RMB55,000 and RMB77.8 million (US$12.5 million) to Inner Mongolia Equipment in 2011 and 2012, respectively, which remained unsettled as of December 31, 2012.

In November 2012, Guangdong Mingyang entered into a shareholders agreement with Inner Mongolia Equipment to establish Inner Mongolia Wind Power, which is currently a jointly controlled entity of us. See “—Transactions with Jointly Controlled Entities—Transactions with Inner Mongolia Wind Power.”

Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities

Mr. Chuanwei Zhang is our founder, chairman and chief executive officer. As of the date of this annual report, Mr. Zhang beneficially owned approximately 25.5% of our issued and outstanding ordinary shares through our 16.1% shareholder, Rich Wind Energy Three, an entity wholly-owned by Ms. Ling Wu, Mr. Zhang’s spouse, and our 7.3% shareholder, First Windy, an entity wholly-owned by Mr. Zhang, and 2.1% in the form of ADSs, which was repurchased by Mr. Zhang in a series of open market.

Cash Advances and Guarantees of Mr. Chuanwei Zhang

In July 2008, Guangdong Mingyang transferred its 90% equity interest in Tianjin New Energy to Mr. Chuanwei Zhang for a cash consideration of RMB18.0 million and the remaining 10% equity interests to Mr. Xian Wang, our then senior vice president, for a cash consideration of RMB2.0 million. Prior to the transfer, Tianjin New Energy was set up by Guangdong Mingyang in 2008 with registered capital of RMB20.0 million and did not conduct any operations. In September 2009, Mr. Xian Wang transferred his 10% equity interest in Tianjin New Energy to Mr. Zhang under agreement for a consideration of RMB2.0 million and as a result, Mr. Zhang assumed the payment obligation which remained unpaid as of December 31, 2009. Mr. Zhang repaid the outstanding amounts in full in March 2010.

In addition, we made cash advances to Mr. Zhang under oral agreements for business activities for our company from time to time, which were repaid on a rolling basis. The balance of cash advanced to Mr. Zhang, excluding the purchase amount of RMB20.0 million for the equity interest in Tianjin New Energy, was RMB4.2 million as of December 31, 2009. In 2010, we made additional cash advances in an aggregate amount of RMB3.1 million to Mr. Zhang. Mr. Zhang repaid the outstanding amounts under all cash advances in full by the end of 2010. We did not make any cash advance to Mr. Zhang in 2011 and 2012.

For the years ended December 31, 2009 and 2010, Mr. Zhang provided guarantees for several credit facilities we borrowed from commercial banks. As of December 31, 2010, we had unsecured bank loans in the amount of RMB280.0 million that remained unpaid, among which RMB80.0 million was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Zhang and RMB100.0 million was guaranteed by Mingyang Electrical. We did not borrow bank loans guaranteed by Mr. Zhang in 2011 and 2012.

Transactions with REnergy

REnergy is an entity which is significantly influenced by Mr. Chuanwei Zhang. REnergy engages in the manufacture, sales and research and development of electrical system equipment.

We purchased electric control system, pitch control system and frequency converters from REnergy of approximately RMB171.5 million in the year ended December 31, 2009. The aggregate unpaid amount for these purchases amounted to RMB16.0 million as of December 31, 2009. We purchased components from REnergy in the amount of RMB506.1 million, RMB601.9 million and RMB404.7 million (US$65.0 million) in the years ended December 31, 2010, 2011 and 2012, respectively.

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

Transactions with Mingyang Longyuan

Mingyang Longyuan Electric Co., Ltd., or Mingyang Longyuan, is a wholly owned subsidiary of Mingyang Electrical, which engages in the manufacture and research and development of high and low voltage frequency converter and electric equipment.

As of December 31, 2010, we had unsecured bank loans of RMB280.0 million, of which RMB80.0 million was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang and RMB100.0 million was guaranteed by Mingyang Electrical. In the years ended December 31, 2011 and 2012, we did not provide any guarantee to Mingyang Longyuan.

During the years ended December 31, 2010, 2011 and 2012, we provided interest-free advances of RMB0.4 million, RMB0.6 million and RMB0.8 million (US$0.1 million) to Mingyang Longyuan, respectively, of which RMB1.0 million, RMB0.3 million and RMB9.0 thousand (US$1.4 thousand) were repaid by the end of 2010, 2011 and 2012, respectively. During the years ended December 31, 2010, 2011 and 2012, we purchased raw materials of RMB5.2 million, RMB114.4 million and RMB37.2 million (US$6.0 million) from Mingyang Longyuan, respectively. During the year ended December 31, 2011, we sold raw materials to Mingyang Longyuan in the amount of RMB3.1 million, which was fully settled in 2012.

We entered into a lease agreement with Mingyang Longyuan in January 2011 to lease to it a plant with an aggregate gross floor areas of approximately 6,120.0 square meters. The lease term was one year and was renewed in January 2012 to expire in December 2014. The rent income under the operating lease agreement amounted to RMB0.9 million and RMB0.7 million (US$0.1 million) for the years ended December 31, 2011 and 2012, respectively.

Transactions with Mingyang Energy Investment

Zhongshan Mingyang Energy Investment Co., Ltd., or Mingyang Energy Investment, is 99.0% owned by Mr. Zhang and engages in the provision of investment and consulting services for the energy equipment industry.

Zhongshan Blade was incorporated on October 10, 2007 by Mingyang Energy Investment and Shanghai Xinlian Investment Co., Ltd., or Shanghai Xinlian Investment, each then owning 60.0% and 40.0% equity interests of Zhongshan Blade, respectively. On October 20, 2008, we, through our subsidiary Guangdong Mingyang, entered into two share transfer agreements with Mingyang Energy Investment and Shanghai Xinlian Investment, respectively, to acquire a 40.0% equity interest in Zhongshan Blade from Shanghai Xinlian Investment for a cash consideration of RMB20.0 million and a 60.0% equity interest in Zhongshan Blade from Mingyang Energy Investment for a cash consideration of RMB30.0 million. In December 2008, Guangdong Mingyang transferred its 100.0% equity interest in Zhongshan Blade to its wholly-owned subsidiary, Tianjin Blade, for a consideration of RMB50.0 million.

We leased properties from Mingyang Energy Investment. We also engaged Mingyang Energy Investment to manage certain of our properties. The lease agreements and property management agreements typically had a one-year term and were renewed annually. The rent expense and property management fees were RMB3.0 million, RMB0.4 million and nil for the years ended December 31, 2010, 2011 and 2012, respectively, of which RMB0.7 million, nil and nil remained unpaid as of December 31, 2010, 2011 and 2012, respectively. We believe the terms and conditions under these transactions are comparable to those with third parties.

Since 2009, we started to engage Mingyang Energy Investment to provide services in our sales promotion by, among other things, assisting us in entering into sales contracts and assisting our customers in obtaining lease financing from commercial banks. In order to obtain continuous services from Mingyang Energy Investment, we entered into a framework agreement with it for a three-year term from December 1, 2009 to November 2012, under which Mingyang Energy Investment agreed to provide such assistance for our customers and commission fees payable to Mingyang Energy Investment will be calculated on a project-by-project basis. Under these arrangements, we are generally able to collect approximately 90% of advance payments from our customers who have entered into lease financing agreements. Upon receipt of payments from our customers, we will pay Mingyang Energy Investment a commission equal to an amount ranging from 1.4% to 3.0% of the advance payments that our customers make to us. For the year ended December 31, 2010, the commission expense under these arrangements amounted to RMB6.0 million, all of which was settled by the end of 2010. We did not engage Ming Yang Energy Investment to provide such services in 2011 and 2012.

During the years ended December 31, 2010, 2011 and 2012, we provided RMB0.8 million, RMB20.1 million and RMB20.7 million (US$3.3 million) interest-free advances, respectively, to Mingyang Energy Investment. The advances were collected as of December 31, 2010, 2011 and 2012, respectively.

Transactions with Tianjin New Energy

Tianjin Mingyang New Energy Investment Co., Ltd., or Tianjin New Energy, is wholly-owned by Mr. Zhang and engages in the investment and consulting services for the wind power project management and wind power equipment manufacturing industry.

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

In 2010, we made cash advances of RMB46,610 to Tianjin New Energy under oral agreements all of which was fully settled by the end of 2011. As of December 31, 2012, there was no outstanding cash advance due from Tianjin New Energy.

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

In April 2009, we borrowed RMB160.0 million from Mingyang Electrical Appliances under a short-term loan agreement for our working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% with respect to a related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interest in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, we early repaid a principal amount of RMB100.0 million under this loan. In January 2010, we borrowed an additional RMB100.0 million from Mingyang Electrical Appliances under a loan agreement. This loan mirrored the terms of the previous loan we entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. The interest expense under the loan agreement amounted to RMB17.4 million and RMB3.6 million for the years ended December 31, 2009 and 2010, respectively. The amount due to Mingyang Electrical Appliances as of December 31, 2009 represented the outstanding principal amount of the short-term borrowing of RMB60.0 million and the related interest expense of RMB17.4 million. We repaid the outstanding amount and the accrued interest under both loans to Mingyang Electrical Appliances in full in 2010. Mingyang Electrical Appliances did not extend any new loan to us in 2011 and 2012.

In addition, Mingyang Electrical Appliances also made interest-free cash advances to us under oral agreements for our working capital purposes from time to time, which was repaid on a rolling basis. As of December 31, 2012, there was no outstanding cash advance to be repaid to Mingyang Electrical Appliances.

Transactions with Jilin Datong

Jilin Datong Group Company Limited, or Jilin Datong, is a former non-controlling interest shareholder of Jilin Mingyang, one of our consolidated subsidiaries.

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

Transactions with Zhuhai Secopower

Zhuhai Secopower Special Type Transformer Co., Ltd., or Zhuhai Secopower, is a 51% subsidiary of Mingyang Longyuan. We purchased raw materials from Zhuhai Secopower in the amount of RMB11.4 million (US$1.8 million) in each of the years ended December 31, 2011 and 2012. As of December 31, 2011 and 2012, approximately RMB3.8 million and RMB9.5 million (US$1.5 million) remained outstanding, respectively.

Transactions with Guangdong Redsolar

Guangdong Redsolar Photovoltaic Tech Co., Ltd., or Guangdong Redsolar, is a 60.67% subsidiary of Mingyang Energy Investment, an affiliated entity controlled by Mr. Chuanwei Zhang, with the remaining 39.33% held by two independent third parties. We entered into a purchase and sale agreement for raw materials with Guangdong Redsolar in 2012. As of December 31, 2012, we sold raw materials to Guangdong Redsolar in a total amount of RMB63.6 million (US$10.2 million). As of December 31, 2012, the amount due to Guangdong Redsolar of RMB5.5 million (US$0.9 million) represented the receipt in advances from Guangdong Redsolar for purchase of raw materials.

We lease approximately 9,223 square meters of our buildings to Guangdong Redsolar under two lease agreements dated in June 2012 and January 2013, respectively, with the maturity date being December 31, 2014. The rent income under these operating lease agreements amounted to RMB0.4 million (US$64,000) for the year ended December 31, 2012. As of December 31, 2012, the amount due from Guangdong Redsolar represented the receivable from rent income of RMB73,000 (US$12,000).

Transactions with Jointly Controlled Entities

To facilitate the EPC arrangements, we have established seven jointly controlled entities.

Transactions with Zhongdan Ruihao

Zhongdan Ruihao is a jointly controlled entity of us, in which we held 90.51% equity interest as of December 31, 2012.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Zhongdan Ruihao, for which we recognized revenue of RMB160.7 million (US$25.8 million) in 2012. As of December 31, 2011, trade receivables due from Zhongdan Ruihao amounted to RMB248.5 million, representing the trade receivables arising from wind turbines delivered to and accepted by Zhongdan Ruihao. As of December 31, 2012, the RMB8.5 million (US$1.4 million) represented trade receivables from the sales of wind turbines.

During the year ended December 31, 2012, we provided interest-free advances of RMB4.4 million (US$0.7 million) to Zhongdan Ruihao. We also provided a short-term loan of RMB0.7 million(US$0.1 million) to Zhongdan Ruihao. This short-term loan bore an interest rate of 7.2% per annum and the interest income for the year ended December 31, 2012 amounted to RMB42,000 (US$6,700).

As of December 31, 2012, the amount due to Zhongdan Ruihao of RMB24.0 million (US$3.9 million) represented the guarantee deposit payable to Zhongdan Ruihao. During the year ended December 31, 2012, we pledged RMB24.0 million (US$3.9 million) as security for Zhongdan Ruihao’s bank loan. To mitigate our risk exposure, we received the same amounts from Zhongdan Ruihao.

Transactions with Daqing Dunmeng

Daqing Dumeng is a jointly controlled entity of us, in which we held 88.89% equity interest as of December 31, 2012.

        During the year ended December 31, 2011, certain of our wind turbines were delivered to and accepted by Zhongdan Ruihao on behalf of Daqing Dumeng, for which we recognized RMB123.7 million trade receivables from Zhongdan Ruihao. During the year ended December 31, 2012, we recognized revenue of RMB160.7 million (US$25.8 million) for sales of wind turbines to Daqing Dumeng. As of December 31, 2012, the trade receivables from the transaction was RMB189.9 million (US$30.5 million).

Transactions with Daqing Dairy Farm

Daqing Dairy Farm is a jointly controlled entity of us, in which we held 88.89% equity interest as of December 31, 2012.

During the year ended December 31, 2012, we entered into a wind turbine sale agreement with Daqing Dairy Farm. Pursuant to the agreement, certain wind turbines were delivered to and accepted by Daqing Dairy Farm during the year, for which we recorded trade receivables of RMB18.5 million (US$3.0 million) as of December 31, 2012.

Transactions with Huitengxile Generator

Huitengxile Generator is a jointly controlled entity of us, in which we held 31.82% equity interest as of December 31, 2012.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Huitengxile Generator, for which we recognized revenue of RMB148.8 million (US$23.9 million) in 2012. As of December 31, 2011 and 2012, trade receivables due from Huitengxile Generator amounted to RMB83.0 million and RMB14.9 million (US$2.4 million), respectively, representing trade receivables arising from wind turbines delivered to and accepted by Huitengxile Generator.

Transactions with Huifeng New Energy

Huifeng New Energy is a jointly controlled entity of us, in which we held 51.0% equity interest as of December 31, 2012.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Huifeng New Energy, for which we recognized revenue of RMB151.6 million (US$24.3 million) in 2012. As of December 31, 2012, the RMB23.8 million (US$3.8 million) represented trade receivables from the sales of wind turbines.

We also provided interest-free advances of RMB4.0 million (US$0.6 million) to Huifeng New Energy in 2012, which remained unsettled as of December 31, 2012.

Transactions with Xinjiang Wanbang

Xinjiang Wanbang is a jointly controlled entity of us, in which we held 80.0% equity interest as of December 31, 2012.

As of December 31, 2012, the amount due from Xinjiang Wanbang of RMB18,000 (US$2,900) represented interest-free advances, and the amount due to Xinjiang Wanbang of RMB19.0 million (US$3.0 million) represented receipt in advance for a wind farm project.

Transactions with Inner Mongolia Wind Power

Inner Mongolia Wind Power is a jointly controlled entity of us, in which we held 96.4% equity interest as of December 31, 2012.

As of December 31, 2012, the amount due to Inner Mongolia Wind Power of RMB10.0 million (US$1.6 million) represented receipt in advance of RMB10.0 million (US$1.6 million) for a wind farm project and other payable of RMB10,000 (US$1,600).

Transactions with Other Management

Historically, we made cash advances from time to time, usually under oral agreements, to our key management for business activities for our company, which were repaid on a rolling basis. After we became a public company, we do not provide cash advances to our key management.

Mr. Song Wang

         Mr. Song Wang is our director and senior vice president. The balance of cash advances made to Mr. Song Wang under oral agreements for business purposes was RMB0.9 million as of December 31, 2009. In 2010, we made additional cash advances to Mr. Song Wang of RMB0.1 million, which were repaid in full by the end of 2010. We did not make any cash advance to Mr. Song Wang in 2011 and 2012.

Mr. Buning Wu

In 2008, we made a cash advance to Mr. Buning Wu under oral agreements for business purposes in the amount of RMB99,000. Mr. Wu repaid the outstanding amount in full in the first quarter of 2010. The balance of the advances provided to Mr. Wu was nil as of December 31, 2011 and 2012.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We are currently not a party to any legal, arbitral or administrative proceedings, which, in the opinion of our management, is likely to have a material and adverse effect on our business, financial conditions and results of operations. We may from time to time become a party to various legal, arbitral or administrative proceedings arising in the ordinary course of our business.

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

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” For the period from October 1, 2010 to April 26, 2013, the trading price of our ADSs on New York Stock Exchange ranged from US$1.06 to US$14.70 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Sale Price
	High	Low
2010	$14.70	$9.52
2011	$11.67	$1.18
First Quarter	$11.67	$8.90
Second Quarter	$10.73	$5.10
Third Quarter	$6.69	$2.43
Fourth Quarter	$3.36	$1.18
2012	$3.14	$1.06
First Quarter	$3.14	$1.90
Second Quarter	$2.47	$1.10
Third Quarter	$1.55	$1.06
Fourth Quarter	$1.60	$1.11
October	$1.36	$1.11
November	$1.60	$1.21
December	$1.34	$1.17
2013 (through April 26)	$2.13	$1.13
First Quarter	$2.13	$1.13
January	$2.13	$1.23
February	$1.88	$1.50
March	$1.57	$1.13
Second Quarter (through April 26)	$1.40	$1.15
April (through April 26)	$1.40	$1.15

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

(ii)	the ADS holder derives profits from that trade, profession or business, other than profits arising from the sale of capital assets; and

(iii)	those profits arise in or are derived from Hong Kong (i.e. the profits have a Hong Kong source).

If a liability arises, the normal profits tax rates applicable to corporations (for the year of assessment of 2012/2013) is 16.5% and the normal profits tax rates applicable to individual (for the year of assessment of 2012/2013) is 15%.

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

The recognition criteria and procedures for the “advanced and new technology enterprise” under the EIT law were not issued until April 2008. Three of our subsidiaries, namely Jilin Mingyang, Tianjin Mingyang Wind Power Equipment Co., Ltd. and Tianjin Blade, were granted the “advanced and new technology enterprise” certificates and entitled to the preferential income tax rate of 15% in relevant periods. Guangdong Mingyang is in the process of applying to renew its “advanced and new technology enterprise” certificate. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation and Incentives—People’s Republic of China.”

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

If we are considered a PRC “resident enterprise,” dividends we pay with respect to our ordinary shares or ADSs or the gain you may realize from the transfer of our ordinary shares or ADSs, will be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our China-sourced income is subject to PRC withholding tax under the Enterprise Income Tax Law of the PRC and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.”

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation will be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We have listed our ADSs on the NYSE. U.S. Treasury Department guidance indicates that our ADSs will be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet such conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “—People’s Republic of China Taxation—Enterprise Income Tax”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”). Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisor regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

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

If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Foreign Currency Exchange Risk

Our sales and significant portions of our costs and capital expenditures are denominated in Renminbi, our functional and presentation currency. However, we also incur expenses in foreign currencies, including U.S. dollars, Euros, Japanese Yen and Hong Kong dollars, in procuring certain components and raw materials and making any prepayments under our license agreements. In addition, certain of our bank deposits are denominated in U.S. dollars, Euros and Hong Kong dollars. We also have bank deposits in India Rupee as a result of our acquisition of GWPL.

Fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational turbine manufacturers. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies, including the Euro, could expose us to foreign exchange risk. In addition, our investors could make capital contributions to us in U.S. dollars, Euros and Hong Kong dollars and, accordingly, we may incur foreign exchange losses if there is a delay between the time of such contributions and their conversion into Renminbi. For the year ended December 31, 2010, we incurred foreign currency exchange losses of RMB8.1 million, primarily due to the significant depreciation of the U.S. dollar and the Euro against the Renminbi. For the year ended December 31, 2011, we recorded foreign exchange gains of RMB32.7 million. For the year ended December 31, 2012, we incurred foreign currency exchange losses of RMB3.8 million (US$0.6 million), primarily due to the depreciation of the Hong Kong dollar against the Renminbi relating to the approximately US$30.0 million investment in Huadian Fuxin Energy Corporation Limited (HKEx: 00816) in connection with its initial public offering in Hong Kong and listing on the Hong Kong Stock Exchange in June 2012.

Transactions in foreign currencies are translated to the respective functional currencies of our subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The following table indicates the hypothetical changes in our profit/(loss) after tax (and retained earnings or accumulated losses) and other components of combined equity if foreign exchange rates to which we have significant exposure at the dates indicated had changed at that date, assuming all other risk variables remain constant.

	2010			2011			2012
	Appreciation in RMB	Increase/ (decrease) in profit after tax	Decrease/ (increase) in accumulated losses	Appreciation in RMB	Increase/ (decrease) in profit after tax	Increase/ (decrease) in retained earnings	Appreciation in RMB	Decrease/ (increase) in loss after tax	Decrease/ (increase) in accumulated losses
		(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)
U.S. dollars	3%	23,618	23,618	3%	5,615	5,615	3%	4,460	4,460
Euro	1.5%	(201)	(201)	1.5%	(202)	(202)	1.5%	(382)	(382)
HK dollars	3%	(4)	(4)	3%	122	122	3%	—	—
Japanese Yen	3%	—	—	3%	—	—	3%	120	120

A weakening of the Renminbi against the above currencies by the same percentage would have had the equal but opposite effect on the above currencies to the amounts shown above, assuming all other variables remain constant.

In 2009 and 2010, we entered into certain foreign currency forward contracts with financial institutions to manage the exposure to fluctuations in foreign currency exchange rates. The foreign currency forward contracts did not qualify for hedge accounting, and accordingly, changes in the fair value of these derivative instruments of RMB0.1 million were recorded as a foreign currency exchange gain in the consolidated income statements in the year ended December 31, 2009 and RMB1.8 million was recorded as a foreign currency exchange loss in the year ended December 31, 2010. In the year ended December 31, 2011, we recorded a foreign currency exchange gain of RMB1.6 million with respect to the fair value change of the forward contracts. As of December 31, 2012, we did not have any outstanding foreign currency forward contract.

Other than those foreign currency forward contracts, we have not used any derivative instruments to hedge our exposure in foreign exchange risk and we do not believe that we currently have any significant direct foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term or long-term borrowings, including bank loans and borrowings from related parties, medium-term notes as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our total outstanding interest-bearing loan balance as of December 31, 2010 was RMB480.0 million with varying interest rate ranging from 4.59% to 5.31%. Our total outstanding interest-bearing loan balance as of December 31, 2011 was RMB632.0 million with varying interest rates of 5.81% to 6.71%. Our interest-bearing loan balance as of December 31, 2012 was RMB2,040.1 million (US$327.5 million) with varying interest rates of 5.3% to 14.5%. Our interest-bearing savings accounts had a balance of RMB2,618.0 million, RMB1,592.0 million and RMB1,596.3 million (US$256.2 million) as of December 31, 2010, 2011 and 2012, respectively. Based on the interest-bearing saving account balance as of December 31, 2012, a 10% change in the interest rate would result in an increase or decrease of RMB134.1 million (US$21.5 million) of our total amount of interest income in 2012.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, Consumer Price Index in China increased by 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

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

Fee and other payments made by the depositary to us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us. The depositary has reimbursed us approximately US$2.4 million, net of applicable withholding tax in the United States, for expenses related to the administration and maintenance of the ADSs as of December 31, 2012.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

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

As of December 31, 2012, we have used the net proceeds received from our initial public offering as follows:

•	approximately RMB629.3 million (US$101.0 million) for equity investments, including the investments in jointly controlled entities under our EPC arrangements;

•	approximately RMB415.8 million (US$66.7 million) for infrastructure and facility construction and acquisition of land use rights;

•

approximately RMB405.8 million (US$65.1 million) for research and development relating to the development of our SCD prototypes, the development of higher megawatt wind turbine models and the optimization of our 1.5MW wind turbines; and

•	approximately RMB157.6 million (US$25.3 million) for purchase of manufacturing equipment.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

As required by Section 404 of SOX and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in “Internal Control-Integrated Framework” issued by the COSO. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. We obtained control of GWPL and its subsidiaries during 2012, and we excluded from our assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, GWPL and its subsidiaries’ internal control over financial reporting associated with total assets of RMB892.2 million (US$143.2 million) and total revenues of RMB13.4 million (US$2.2 million) which were included in our consolidated financial statements as of and for the year ended December 31, 2012.

Our independent registered public accounting firm, KPMG, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting. The attestation report appears below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited China Ming Yang Wind Power Group Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Ming Yang Wind Power Group Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, China Ming Yang Wind Power Group Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

China Ming Yang Wind Power Group Limited obtained control of Global Wind Power Limited and its subsidiaries during 2012, and management excluded from its assessment of the effectiveness of China Ming Yang Wind Power Group Limited’s internal control over financial reporting as of December 31, 2012, Global Wind Power Limited and its subsidiaries’ internal control over financial reporting associated with total assets of RMB892,166,000 and total revenues of RMB13,405,000 included in the consolidated financial statements of China Ming Yang Wind Power Group Limited as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of China Ming Yang Wind Power Group Limited also excluded an evaluation of the internal control over financial reporting of Global Wind Power Limited and its subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of China Ming Yang Wind Power Group Limited as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 30, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 30, 2013

Changes in Internal Control over Financial Reporting

Material weaknesses were identified and disclosed in our annual report for the year ended December 31, 2011 on Form 20-F. Management identified material weaknesses related to inadequate design and operating ineffectiveness of our controls over the revenue recognition process and the inventory management process. For the year ended December 31, 2011, certain sales of wind turbines were recognized as revenues that were not in accordance with our revenue recognition policy. Specifically, certain wind turbines that were not commissioned and accepted by the customers as of the reporting date had been inappropriately recognized as revenues and charged to costs of goods sold. The understatement of inventory as a result of inappropriate revenue recognition was not timely identified by our inventory count as of December 31, 2011. The material weaknesses resulted in material adjustments to correct the overstatement of revenue and understatement of inventory.

In connection with the material weaknesses disclosed above, the error had been corrected and properly accounted for in our consolidated financial statements for the year ended December 31, 2011. In addition, we have implemented the following measures to address the material weaknesses and strengthen our internal control over financial reporting:

•

We appointed an independent professional firm to assist us in reviewing and evaluating the internal control over revenue recognition process and redesigned and implemented necessary control procedures in accordance with the recommendations from the independent professional firm;

•

We have strengthened our control over the inventory management process, including the control on the status and location of inventory, by implementing the SAP system. Our internal control and finance departments performed tests on inventory counts to assure the accuracy of our inventory record; and

•	We re-designed the inventory count procedures to enhance the effectiveness and efficiency of our physical inventory counts.

As of December 31, 2012, our management concluded that the aforementioned material weaknesses had been remediated.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that our audit committee members, Mr. Stephen Markscheid and Mr. Ted Lee each qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. All of our audit committee members are “independent directors” as defined in the listing rules of New York Stock Exchange.

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

	Year Ended December 31,
	2011	2012
	(in RMB thousands)
Audit fees (1)	10,300	7,250
Audit-related fees (2)	5,500	2,850
Tax fees (3)	300	—
Other fees (4)	—	1,360

Total	16,100	11,460

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2012 involve principally fees billed for the performance of certain limited procedures or reviews on interim consolidated financial statements.
(3)	“Tax fees” represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	“Other fees” represent the aggregate fee billed for financial due diligence and legal due diligence service in respect of our overseas investments in India and South Africa amounted to US$44,000 and South African Rand (ZAR) 797,000, respectively, which were translated to Renminbi using the year-end exchange rates.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ADSs repurchased	Average price paid per ADS (1)	Aggregate number of ADSs purchased as part of publicly announced plan(s) (2)	Maximum number (or approximate dollar value) of ADSs that may yet be purchased under the plan(s) (2)
August 22, 2011 to August 31, 2011	398,709	US$3.45	398,709	US$48,622,759
September 1, 2011 to September 30, 2011	1,050,000	US$3.15	1,448,709	US$45,312,244
October 3, 2011 to October 13, 2011	450,000	US$2.62	1,898,709	US$44,131,129
December 21, 2011 to December 30, 2011	351,242	US$2.02	2,249,951	US$43,423,282
January 1, 2012 to January 31, 2012	903,946	US$2.25	3,153,897	US$41,385,383
Total	3,153,897	US$2.70	3,153,897

(1)	Weighted average price paid per ADS represents the execution price for each repurchase, excluding transaction fees.
(2)	On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs.

The repurchases have been made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. As of the date of this annual report, an aggregate of 3,153,897 ordinary shares in the form of ADSs had been repurchased by us under our share repurchase program for an aggregate consideration of approximately US$8.7 million, including commissions.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1***	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3****	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

2.4***	Sale and Purchase Agreement among the Registrant and certain shareholders of the Registrant

2.5†	Registration Rights Agreement among the Registrant and certain shareholders of the Registrant

4.1***	Form of Indemnification Agreement with the Registrant’s directors

4.2***	Consignment Design and Development Contract for Wind Energy Converter 1.5MW between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine., dated April 19, 2006

4.3***	Translation of 1.5MW Wind Turbine Technology Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd., dated May 20, 2007

4.4***	License Agreement for aeroBlade 1.5 between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine, dated June 30, 2007

4.5***	Translation of aeroBlade 1.5 Technology Transfer Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd. dated November 16, 2009

4.6***	License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 28, 2008

4.7***	Addendum to License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Mingyang Electrical Appliances Combine, dated January 18, 2009

4.8***	Supplementary Agreement to the License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 29, 2010

4.9***	Translation of Toll Manufacturing Agreement between Tianjin REnergy Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated February 27, 2010

4.10***	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated January 18, 2010

4.11***	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated April 30, 2010

4.12***	Translation of Patent License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated October 5, 2006

Exhibit Number	Description of Document

4.13***	Translation of General Contractor Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Xinjiang Huaran Dongfang New Energy Co., Ltd., dated April 30, 2010

4.14***	Translation of Wind Turbine Sales Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Jilin Ruifeng Power Co., Ltd., dated in December 2008

4.15***	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Xiangyang Wind Power Co., Ltd. dated in March 2010

4.16***	Translation of Wind Turbine Sales Contract between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in July 2007

4.17***	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in March 2010

4.18***	Form of Labor Contract with senior management of Guangdong Mingyang Wind Power Technology Co., Ltd.

4.19***	Translation of Engagement Letter between Guangdong Mingyang Wind Power Technology Co., Ltd. and Mr. Wenqi Wang, dated in June 2006

4.20***	Translation of Strategic Cooperation Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Industrial and Commercial Bank of China, Guangdong Branch, dated in September 2009

4.21***	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. in connection with the lease of part of industrial park, dated in October 2009

4.22***	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electric Co., Ltd. in connection with the lease of a part of an assembly plant, dated in April 2009

4.23***	China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan

4.24***	Form of China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan Nonqualified Share Option Agreement

4.25***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in March 2009

4.26***	Translation of Equity Transfer Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in January 2010

4.27***	Translation of Land Use Right Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang dated in January 2010

4.28***	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Rural Cooperative Bank dated in November 2009

Exhibit Number	Description of Document

4.29***	Translation of Equity Interest Transfer Agreement between Mr. Chuanwei Zhang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.30***	Translation of Lease Agreement between Jilin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in May 2008

4.31***	Translation of Contractor Agreement between Jinlin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in June 2008

4.32***	Translation of Sample Purchase Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin REnergy Electrical Co., Ltd. dated in April 2010

4.33***	Translation of Loan Agreement between Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Electric Co., Ltd. dated in January 2009

4.34***	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. in connection with Guangdong Zhanjiang Wind Farm dated in April 2008

4.35***	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in connection with Bayinaobao Phase I Wind Farm dated in March 2008

4.36***	Translation of Equity Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in October 2008

4.37***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances dated in April 2009

4.38***	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in March 2009

4.39***	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in December 2009

4.40***	Translation of Supply Contract for Industrial and Mineral Products between Guangdong Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. dated in April 2010

4.41***	Translation of Equity Interest Transfer Agreement between Mr. Xian Wang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.42***	Translation of Share Transfer Agreement between Jilin Datong Group Company Limited and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2010

4.43***	Translation of Loan Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Mingyang Energy Investment Co., Ltd. dated in April 2009

4.44***	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Bank of China dated in October 2009

Exhibit Number	Description of Document

4.45***	Translation of Guarantee Agreement between Mr. Chuanwei Zhang and Bank of China dated in January 2009

4.46***	Translation of Supplementary Agreement on Equity Investment in Jilin Mingyang Datong between Guangdong Mingyang Wind Power Technology Co., Ltd and Jilin Datong Group Company Limited dated in June 2008

4.47***	Translation of Purchase Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. dated in December 2009

4.48***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Electrical Appliances Co., Ltd. dated in January 2009

4.49†	Translation of Guarantee Agreement between Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. and Bank of China dated in October 2009

4.50†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. for Guangdong Mingyang Wind Power Technology Co., Ltd.

4.51†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. and Bank of Communications dated in June 2009

4.52†	Translation of Supplementary Agreement to the Patent License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. (the Licensor) and Guangdong Mingyang Wind Power Technology Co., Ltd. (the Licensee) dated in May 2009

4.53††	Translation of Wind Turbine Sales Contract between Inner Mongolia Jingneng Shangdu Wind Power Generation Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2008

4.54*	Translation of Wind Turbine Supply Contract between Guangdong Mingyang Group Co., Ltd. And Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. Dated in December 2011

4.55*	Translation of Loan Application Letter between Guangdong Mingyang Wind Power Group Co., Ltd. And Inner Mongolia Mingyang Wind Power Equipment Co., Ltd dated in February 2011

4.56*	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. And Zhongshan Mingyang Electrical Appliance Co., Ltd. Dated in June 2011

4.57*	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. And Zhongshan Mingyang Electrical Appliance Co., Ltd. Dated in June 2011

8.1	List of Subsidiaries of the Registrant

11.1†	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 30, 2012 and incorporated herein by reference
**	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 11, 2011 and incorporated herein by reference.
***	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-169256), dated September 7, 2010 and incorporated herein by reference.
****	Previously filed with the Registrant’s registration statement on Form F-6 (File No. 333-169278), dated September 9, 2010 and incorporated herein by reference.
†	Previously filed with the Registrant’s amendment No. 1 to the registration statement on Form F-1/A (File No. 333-169256), dated September 14, 2010 and incorporated herein by reference.
††	Previously filed with the Registrant’s amendment No. 2 to the registration statement on Form F-1/A (File No. 333-169256), dated September 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Ming Yang Wind Power Group Limited

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Chief Executive Officer

Date: April 30, 2013

CHINA MING YANG WIND POWER GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the accompanying consolidated statements of financial position of China Ming Yang Wind Power Group Limited (the “Company”) and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 30, 2013

Consolidated Statements of Operations

for the years ended December 31, 2010, 2011 and 2012

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Revenue	5	5,517,837	5,515,819	2,893,100
Cost of sales		(4,430,472)	(4,522,685)	(2,523,337)

Gross profit		1,087,365	993,134	369,763
Other income	6	18,165	36,195	85,830
Selling and distribution expenses		(149,152)	(227,766)	(174,807)
Administrative expenses		(150,775)	(261,944)	(384,102)
Research and development expenses		(43,061)	(85,305)	(85,821)

Profit / (loss) from operations		762,542	454,314	(189,137)

Finance income		13,489	70,630	126,772
Finance expenses		(48,589)	(161,908)	(230,866)

Net finance expenses	8(a)	(35,100)	(91,278)	(104,094)

Share of profit / (loss) of associates	13	2,616	2,275	(7,396)

Profit / (loss) before income tax expense	8	730,058	365,311	(300,627)
Income tax expense	9	(20,870)	(73,018)	(213)

Profit / (loss) for the year		709,188	292,293	(300,840)

Attributable to:
Shareholders of the Company		702,135	292,993	(281,874)
Non-controlling interests		7,053	(700)	(18,966)

		709,188	292,293	(300,840)

Basic and diluted earnings / (loss) per share	29	6.61	2.35	(2.31)

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2010, 2011 and 2012

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Profit / (loss) for the year	709,188	292,293	(300,840)
Other comprehensive loss for the year
Foreign currency translation differences - foreign operations	(19,156)	(39,202)	(2,965)

Total comprehensive income / (loss) for the year	690,032	253,091	(303,805)

Attributable to:
Shareholders of the Company	682,979	253,791	(284,707)
Non-controlling interests	7,053	(700)	(19,098)

	690,032	253,091	(303,805)

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of

December 31, 2011 and 2012

	Note	2011	2012
		RMB’000	RMB’000
Assets
Property, plant and equipment	10	497,777	1,053,307
Intangible assets	11	74,837	427,681
Lease prepayments	12	207,321	356,932
Investments in associates	13	43,637	9,166
Investments in jointly controlled entities	14	255,870	691,837
Other investments		—	7,144
Trade and other receivables	17	462,961	930,424
Prepayments	18	40,290	66,024
Deferred tax assets	25	134,386	174,024

Total non-current assets		1,717,079	3,716,539

Financial assets carried at fair value through profit or loss	15	—	168,139
Inventories	16	1,837,821	2,028,435
Trade and other receivables	17	5,203,995	4,224,375
Prepayments	18	91,022	199,970
Other current assets	19	5,239	7,511
Pledged bank deposits	20	252,795	276,651
Cash and cash equivalents	21	1,339,496	1,319,694

Total current assets		8,730,368	8,224,775

Total assets		10,447,447	11,941,314

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of

December 31, 2011 and 2012 (continued)

	Note	2011	2012
		RMB’000	RMB’000
Equity
Issued share capital		850	850
Reserves for own shares		(42,108)	(55,113)
Capital reserves		3,627,441	3,670,380
Translation reserves		(58,358)	(61,191)
Retained earnings / (accumulated losses)		253,711	(28,163)

Total equity attributable to shareholders of the Company	28	3,781,536	3,526,763
Non-controlling interests		117,153	110,787

Total equity		3,898,689	3,637,550

Liabilities
Long-term bank loans	23	—	354,437
Bond payable	24	—	986,206
Deferred tax liabilities	25	2,209	86,969
Provisions	26	206,293	212,064
Trade and other payables	22	120,243	83,553
Deferred income	27	175,215	280,024

Total non-current liabilities		503,960	2,003,253

Trade and other payables	22	4,595,516	3,811,342
Short-term bank and other loans	23	632,000	1,685,685
Income tax payable	25	35,908	9,789
Provisions	26	146,774	178,425
Deferred income	27	27,783	34,088
Deferred revenue	17(d)	606,817	581,182

Total current liabilities		6,044,798	6,300,511

Total liabilities		6,548,758	8,303,764

Total equity and liabilities		10,447,447	11,941,314

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2010, 2011 and 2012

	Attributable to shareholders of the Company
	Issued share capital
	Number of ordinary shares	Par value amount	Capital reserves	Receivable for capital reserves	Translation reserves	Accumulated losses	Subtotal	Non- controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2010	1,000	—	1,330,858	(42,102)	—	(741,417)	547,339	29,450	576,789

Total comprehensive income for the year	—	—	—	—	(19,156)	702,135	682,979	7,053	690,032
Equity contributions (Note 28(a))	—	—	288	42,102	—	—	42,390	—	42,390
Contribution from the Company to a subsidiary (Note 28(a))	—	—	(9,277)	—	—	—	(9,277)	9,277	—
Contribution to a subsidiary from a non-controlling interests holder	—	—	—	—	—	—	—	28,801	28,801
Purchase of non-controlling interests (Note 4(b))	—	—	(3,992)	—	—	—	(3,992)	(4,728)	(8,720)
Issuance of ordinary shares upon Reorganization (Note 2(b))	99,999,000	682	(682)	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of RMB182 million (Note 28(a))	25,000,000	168	2,163,292	—	—	—	2,163,460	—	2,163,460
Share-based payment (Note 28(d))	—	—	34,445	—	—	—	34,445	—	34,445

Balance as of December 31, 2010	125,000,000	850	3,514,932	—	(19,156)	(39,282)	3,457,344	69,853	3,527,197

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2010, 2011 and 2012 (continued)

	Attributable to shareholders of the Company
	Issued share capital		Reserves for own shares	Capital reserves	Translation reserves	(Accumulated losses) / retained earnings	Subtotal	Non- controlling interests	Total equity
	Number of ordinary shares	Par value amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2011	125,000,000	850	—	3,514,932	(19,156)	(39,282)	3,457,344	69,853	3,527,197

Total comprehensive income for the year	—	—	—	—	(39,202)	292,993	253,791	(700)	253,091
Own shares acquired (Note 28(c))	—	—	(42,108)	—	—	—	(42,108)	—	(42,108)
Share-based payment (Note 28(d))	—	—	—	112,509	—	—	112,509	—	112,509
Contribution to a subsidiary from a non-controlling interests holder	—	—	—	—	—	—	—	48,000	48,000

Balance as of December 31, 2011	125,000,000	850	(42,108)	3,627,441	(58,358)	253,711	3,781,536	117,153	3,898,689

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2010, 2011 and 2012 (continued)

	Attributable to shareholders of the Company
	Issued share capital
	Number of ordinary shares	Par value amount RMB’000	Reserves for own shares RMB’000	Capital reserves RMB’000	Translation reserves RMB’000	Retained earnings / (accumulated losses) RMB’000	Subtotal RMB’000	Non- controlling interests RMB’000	Total equity RMB’000
Balance as of January 1, 2012	125,000,000	850	(42,108)	3,627,441	(58,358)	253,711	3,781,536	117,153	3,898,689

Total comprehensive loss for the year	—	—	—	—	(2,833)	(281,874)	(284,707)	(19,098)	(303,805)
Own shares acquired (Note 28(c))	—	—	(13,005)	—	—	—	(13,005)	—	(13,005)
Share-based payment (Note 28(d))	—	—	—	42,939	—	—	42,939	—	42,939
Acquisition of a subsidiary (Note 4(f))	—	—	—	—	—	—	—	12,732	12,732

Balance as of December 31, 2012	125,000,000	850	(55,113)	3,670,380	(61,191)	(28,163)	3,526,763	110,787	3,637,550

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2010, 2011 and 2012

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Profit / (loss) for the year		709,188	292,293	(300,840)
Adjustments for:
Depreciation of property, plant and equipment	10	29,084	45,372	67,202
Amortization of intangible assets	11	9,400	11,497	11,729
Amortization of lease prepayments	12	1,142	2,353	5,532
Loss on disposal of property, plant and equipment		721	1,600	4,836
Share of profit of associates	13	(2,616)	(2,275)	7,396
Provisions for allowance for doubtful debts	17(b)/(f)	—	131,399	214,509
Inventories provisions	16(b)	—	(1,998)	33,767
Equity settled share-based payment expenses	7	34,445	112,509	42,939
Income from investments in jointly controlled entities	8(a)	—	(9,260)	(52,957)
Fair value change of foreign currency forward contracts	8(a)	1,775	(1,641)	—
Fair value change of financial assets carried at fair value through profit or loss	8(a)	—	—	20,671
Remeasurement to fair value of pre-existing interest in an acquiree	8(a)	—	—	(9,201)
Interest income	8(a)	(13,489)	(26,982)	(64,614)
Interest expenses	8(a)	38,694	47,113	152,108
Income tax expense	9	20,870	73,018	213
Bargain purchase gain	6	—	—	(4,867)

		829,214	674,998	128,423
Changes in working capital (net of effect of business combinations):
Change in inventories		77,788	59,382	(54,766)
Change in trade and other receivables		(1,494,393)	(2,534,206)	635,587
Change in prepayments		(74,537)	105,054	(77,771)
Change in trade and other payables		1,485,916	1,064,054	(1,121,268)
Change in provisions	26	169,599	141,950	37,422
Change in deferred income		120,686	80,440	144,861
Change in deferred revenue	17(d)	(1,467,617)	174,808	(25,635)
Change in other current assets	19	(11,444)	6,205	(2,272)
Income tax paid		(87,305)	(135,427)	(69,251)

Net cash used in operating activities		(452,093)	(362,742)	(404,670)

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2010, 2011 and 2012 (continued)

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Cash flows from investing activities:
Decrease / (increase) in pledged bank deposits		14,028	(120,828)	(20,088)
Proceeds from held-to-maturity securities		42,000	—	—
Purchase of property, plant and equipment		(155,901)	(203,864)	(148,247)
Purchase of intangible assets		(55,065)	(20,372)	(22,528)
Payment for lease prepayments		(37,000)	(133,822)	(33,278)
Loan made to third parties		—	(58,000)	(147,000)
Collection of loan made to third parties		—	—	48,000
Interest received		10,796	20,613	27,992
Payment for acquisitions of assets, net of cash acquired	4(a)/(c)	(49,646)	(57,741)	—
Acquisitions of subsidiaries, net of cash acquired	4(d)/(e)/(f)	—	—	(88,988)
Purchase of investments in associates	13	(9,900)	—	(7,400)
Purchase of investments in jointly controlled entities	14	—	(246,610)	(423,010)
Proceeds from sale of investments in a jointly controlled entity	14	—	—	40,000
Purchase of other investments		—	—	(6,000)
Purchase of financial assets carried at fair value through profit or loss		—	—	(190,718)
Advances made to related parties	32(a)	(7,810)	(21,477)	(108,407)
Collection of advances made to related parties	32(a)	74,677	20,540	21,345
Loan made to related parties	32(a)	—	(5,000)	(730)
Collection of loan made to a related party	32(a)	—	5,000	—
Receipt of guarantee deposit from a related party	32(a)	—	—	24,000

Net cash used in investing activities		(173,821)	(821,561)	(1,035,057)

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2010, 2011 and 2012 (continued)

	Note	2010	2011	2012
		RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from equity contributions		42,390	—	—
Contribution from non-controlling interests holder of subsidiaries		28,801	48,000	—
Proceeds from issuance of ordinary shares upon IPO	28(a)	2,345,386	—	—
Issuance costs of ordinary shares upon IPO	28(a)	(181,926)	—	—
Repurchase of own shares	28(c)	—	(42,108)	(13,005)
Acquisition of non-controlling interests	4(b)	(8,720)	—	—
Proceeds from bank and other loans		597,000	842,937	1,402,450
Repayment of bank and other loans		(298,673)	(690,937)	(851,897)
Proceeds from borrowings from a related party	32(a)	100,000	—	—
Repayment of borrowings from a related party	32(a)	(160,000)	—	—
Interest paid		(63,259)	(47,773)	(57,012)
Financial arrangement fee paid to banks	17(b)	—	(69,572)	(41,204)
Proceeds from issuance of medium-term notes	24	—	—	1,000,000
Issuance cost of medium-term notes	24	—	—	(19,500)

Net cash generated from financing activities		2,400,999	40,547	1,419,832

Effect of foreign currency exchange rate changes on cash and cash equivalents		(11,346)	(2,720)	93

Net increase / (decrease) in cash and cash equivalents		1,763,739	(1,146,476)	(19,802)
Cash and cash equivalents at beginning of year		722,233	2,485,972	1,339,496

Cash and cash equivalents at end of year	21	2,485,972	1,339,496	1,319,694

The notes on pages F-13 to F-99 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1	Reporting entity

China Ming Yang Wind Power Group Limited (the “Company”), through its subsidiaries, is principally engaged in the manufacture and sale of wind turbines and the provision of related maintenance services in the People’s Republic of China (the “PRC”).

The consolidated financial statements of the Company as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and jointly controlled entities.

2	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and interpretations issued by the IASB.

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

The consolidated financial statements were approved and authorized for issue by Board of Directors on April 30, 2013.

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

Zhongshan Mingyang Electrical Co., Ltd. (“Mingyang Electrical”), a company owned by Zhang Chuanwei, the Chairman of the Company’s Board of Directors, which owned 1% of the equity interests in Guangdong Mingyang prior to the Share Exchange, elected not to participate in the Share Exchange. Therefore, Mingyang Electrical did not receive any shares from the Company in the Share Exchange, and remained as the 1% equity holder of Guangdong Mingyang after the Reorganization.

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

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	non-derivative financial instruments held for trading or designated as at fair value through profit or loss are measured at fair value.

2	Basis of preparation (continued)

(d)	Functional and presentation currency

The consolidated financial statements are presented in Renminbi yuan (“RMB”), which is the functional currency of the Group entities located in the PRC. The functional currency of the Company is the United States Dollar (“USD”) and its financial statements have been translated to RMB in accordance with Note 3(b). All financial information presented in RMB has been rounded to the nearest thousand.

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 9 – utilization of tax losses and other deductible temporary differences and recognition of previously unrecognized tax losses and other deductible temporary differences

•	Note 10 and Note 11 – useful lives and recoverability of property, plant and equipment and intangible assets

•	Note 16 – inventories provision

•	Note 17 – collectability of trade and other receivables

•	Note 26 – warranty provisions

•	Note 31 – assessment of contingent liabilities

2	Basis of preparation (continued)

(f)	Changes in accounting policies

The IASB has issued certain amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, Amendments to IFRS 7, Financial instruments: Disclosures – Transfers of financial assets are relevant to the Group’s financial statements. The amendments to IFRS 7 require certain disclosures to be included in the financial statements in respect of all transferred financial assets that are not derecognized in their entirety and for any continuing involvement in transferred assets that are derecognized in their entirety, irrespective of when the related transfer transaction occurred. However, an entity need not provide the disclosures for the comparative period in the first year of adoption. The Group did not have any significant transfers of financial assets in previous periods or the current period which require disclosure in the current accounting period under the amendments.

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

(a)	Basis of consolidation

(i)	Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date – i.e. when control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that are currently exercisable.

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(i)	Business combinations (continued)

Transactions costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is measured at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)	Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of operations and comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statements of financial position in accordance with Note 3(c)(ii) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

An investment in an associate is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the associate’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the associate’s net assets and any impairment loss relating to the investment (Note 3(i)). Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the associates and any impairment loss for the year are recognized in the consolidated statements of operations, whereas the Group’s share of the post-acquisition post tax items of the associates’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

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

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iv)	Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

An investment in a jointly controlled entity is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the jointly controlled entity’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the jointly controlled entity’s net assets and any impairment loss relating to the investment (Note 3(i)), taking into account the existence of any potential voting rights which currently give access to economic benefits associated with an ownership interest. Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the jointly controlled entities and any impairment losses for the year are recognized in the consolidated statements of operations, whereas the Group’s share of the post-acquisition post-tax items of the jointly controlled entities’ other comprehensive income is recognized in the consolidated statements of comprehensive income.

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

Unrealized profits and losses resulting from transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entity, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. With respect to the Group’s investments in jointly controlled entities where the contributions (in the form of registered capital interests) are in substance interest bearing advances to the other shareholders of the jointly controlled entities, the profits and losses resulting from sales of wind turbines from the Group to the jointly controlled entities are recognized in the Group’s consolidated financial statements fully rather than only to the extent of unrelated investors’ legal interests in the jointly controlled entities.

3	Significant accounting policies (continued)

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain and loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year. Foreign currency differences arising on translation are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

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

The Group has the following non-derivative financial assets: trade and other receivables, pledged bank deposits, cash and cash equivalents and financial assets carried at fair value through profit or loss.

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

A financial asset is classified as at fair value through profit or loss if it is held-for-trading or is designated as such on initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets carried at fair value through profit or loss are measured at fair value and changes in fair value, which takes into account any dividend income, are recognized in profit or loss.

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

The Group has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

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

3	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)	Recognition and measurement

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

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of an item of property, plant and equipment. Land is not depreciated.

The estimated useful lives are as follows:

- Buildings	20 - 60 years
- Machinery and equipment	5 - 21 years
- Furniture, fixtures and office equipment	3 - 21 years
- Motor vehicles	4 - 10 years
- Leasehold improvements	Shorter of the lease term and estimated useful life

Depreciation methods, useful lives and residual values are reassessed at each reporting date and adjusted if appropriate.

3	Significant accounting policies (continued)

(e)	Lease prepayments

Lease prepayments represent cost of land use rights paid to the PRC government authorities. Lease prepayments are stated as cost less accumulated amortization and impairment losses (Note 3(i)). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives which range from 30 to 50 years.

(f)	Intangible assets

(i)	Goodwill

Goodwill is stated at cost less accumulated impairment losses (Note 3(i)). In respect of goodwill arising from associates and jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the investment as a whole.

(ii)	Trademark

Trademark is not amortised while its useful lives is assessed to be indefinite, which is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment. If not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out below.

(iii)	Other intangible assets

Other intangible assets acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses (Note 3(i)).

(iv)	Amortization

Amortization of intangible assets with finite useful lives is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives are as follows:

- Unpatented technology	4 - 12 years
- Customer relationship	8 - 13 years
- Order backlog	0.3 years
- Wind farm development right	20 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

3	Significant accounting policies (continued)

(g)	Inventories

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

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(h)	Construction contracts in progress

Construction contracts in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date (Note 3(m)(iii)) less progress billings and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

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

3	Significant accounting policies (continued)

(i)	Impairment (continued)

(i)	Financial assets (continued)

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

3	Significant accounting policies (continued)

(j)	Employee benefits

(i)	Defined contribution plans

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

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, inspection testing of the wind turbine has been completed and accepted by the customer, and the collectability of the consideration is probable. The durability test, which typically lasts 240 hours and is performed subsequent to the inspection testing of the wind turbine, is a test to ensure proper and stable connection of the wind turbines to power grids. The Group’s performance obligation relating to the durability test is not significant.

Revenue in relation to provision of maintenance service is recognized on a straight-line basis over the contractual term of the arrangement, which generally ranges from two to six years.

(ii)	Sale of raw materials and electronic equipment

Provided it is probable that the economic benefit associated with the transaction will flow to the Group, the Group recognizes revenues from the sale of raw materials and electronic equipment when the risk and rewards of ownership and title to the raw materials and electronic equipment have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

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

3	Significant accounting policies (continued)

(n)	Government grants

Government grants that compensate the Group for the cost of an asset are recognized initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions associated with the grants. The grants are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset. Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(o)	Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expenses over the term of the lease.

(p)	Finance income and expenses

Finance income comprises interest income on pledged bank deposits, cash at banks and trade and other receivables, fair value gains on financial assets carried at fair value through profit or loss, and income from investments in jointly controlled entities (Note 3(a)(iv)). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expenses on borrowings, financial arrangement fee charged by banks for settlement of trade receivables and fair value losses on financial assets carried at fair value through profit or loss.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis as either finance income or finance expense depending on whether foreign currency changes are in a net gain or net loss position.

3	Significant accounting policies (continued)

(q)	Income tax expense

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

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets are offset against deferred tax liabilities, if there is a legal enforceable right to offset current tax assets and current tax liabilities, and in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously, or in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same tax authority on the same taxable entity.

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

3	Significant accounting policies (continued)

(r)	Earnings / (loss) per share

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

For the purpose of calculating basic and diluted earnings / (loss) per share, the number of ordinary shares used in the calculation has been retroactively adjusted to reflect (1) the share split in February 2010 (see Note 28(a)), and (2) the shares issued by the Company to effect the Reorganization (see Note 2(b)).

(s)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or of a parent of the Group

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

3	Significant accounting policies (continued)

(t)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. An operating segment’s operating results are reviewed regularly by the Group’s Chief Executive Officer (“CEO”) to make decisions about resources to be allocated to the segment and assess the performance of the segment.

(u)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2012

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2012 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Amendments to IAS 1, Presentation of financial statements – Presentation of items of other comprehensive income	July 1, 2012

IFRS 10, Consolidated financial statements	January 1, 2013

IFRS 11, Joint arrangements	January 1, 2013

IFRS 12, Disclosure of interests in other entities	January 1, 2013

IFRS 13, Fair value measurement	January 1, 2013

IAS 27, Separate financial statements (2011)	January 1, 2013

IAS 28, Investments in associates and joint ventures	January 1, 2013

Revised IAS 19, Employee benefits	January 1, 2013

Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013

Amendments to IFRS 7, Financial instruments: Disclosures – Disclosures – Offsetting financial assets and financial liabilities	January 1, 2013

Amendments to IAS 32, Financial instruments: Presentation – Offsetting financial assets and financial liabilities	January 1, 2014

IFRS 9, Financial instruments	January 1, 2015

3	Significant accounting policies (continued)

(u)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2012 (continued)

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of these amendments, new standards and interpretations is unlikely to have a significant impact on the consolidated financial statements except for the following:

IFRS 10, Consolidated financial statements

IFRS 10 replaces the requirements in IAS 27, Consolidated and separate financial statements, relating to the preparation of consolidated financial statements. It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

The application of IFRS 10 is not expected to change any of the control conclusions reached by the Group in respect of its involvement with other entities as at January 1, 2013. However, depending on changes in facts and circumstances, it may in the future result in investees being consolidated which are not consolidated under the Group’s existing policies, or vice versa.

4	Acquisitions

(a)	Acquisition of Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)

On January 11, 2010, Guangdong Mingyang acquired 100% of Zhongshan Equipment for a cash consideration of RMB50,000,000. Zhongshan Equipment was incorporated by Mingyang Electrical in July 2009. Mingyang Electrical owned 100% equity interests in Zhongshan Equipment immediately before the acquisition. Since Zhongshan Equipment did not commence commercial operations on the date of acquisition, and did not have the processes that have the ability to create outputs, management determined that the acquired assets and liabilities do not constitute a business within the meaning of IFRS 3 (Revised), Business Combinations. The assets and liabilities of Zhongshan Equipment have been recognized at their relative fair values, as follows:

RMB’000
Total aggregate purchase price	50,000

Property, plant and equipment	19,668
Lease prepayments	15,051
Amounts due from Mingyang Electrical (*)	14,927
Cash and cash equivalents	354

Total assets acquired	50,000

Total liabilities assumed	—

Consideration paid in cash in 2010	50,000
Cash acquired	(354)

Net cash outflow	49,646

(*)	The amounts due from Mingyang Electrical were subsequently settled in the second half of 2010.

4	Acquisitions (continued)

(b)	Acquisition of non-controlling interests in Jilin Mingyang Wind Power Technology Co., Ltd. (*) (“Jilin Mingyang”)

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

(*)	Jilin Mingyang was formerly named as Jilin Mingyang Datong Wind Power Technology Co., Ltd. before October 2011.

(c)	Acquisition of Zhongshan Ruiyang Investment Management Co., Ltd. (“Zhongshan Investment”)

On September 13, 2011, Guangdong Mingyang acquired 100% equity interests of Zhongshan Investment for a cash consideration of RMB57,863,000. Zhongshan Investment was incorporated by Mingyang Electrical in August 2011. Mingyang Electrical owned 100% equity interests in Zhongshan Investment immediately before the acquisition. Since Zhongshan Investment did not commence commercial operations on the date of acquisition, and did not have the processes that have the ability to create outputs, management determined that the acquired assets and liabilities do not constitute a business within the meaning of IFRS 3 (Revised), Business Combinations. The assets and liabilities of Zhongshan Investment have been recognized at their relative fair values, as follows:

RMB’000
Total aggregate purchase price	57,863

Property, plant and equipment	41,350
Lease prepayments	7,556
Amounts due from Guangdong Mingyang	8,800
Cash and cash equivalents	122
Trade and other receivables	35

Total assets acquired	57,863

Total liabilities assumed	—

Consideration paid in cash	57,863
Cash acquired	(122)

Net cash outflow	57,741

4	Acquisitions (continued)

(d)	Acquisition of Inner Mongolia Fengchangyuan New Energy Development Co., Ltd. (“Fengchangyuan New Energy”)

On August 20, 2012, the Group obtained control of Fengchangyuan New Energy, which is principally engaged in the development and utilization of wind power, by acquiring 100% of the equity interests and voting interests in the company. Fengchangyuan New Energy has obtained an exclusive right to develop a 49.5MW wind farm project in Inner Mongolia, PRC. The acquisition is expected to provide the Group with future economic benefit from the exclusive development right.

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000
Consideration
Cash		29,200
Consideration payable		800

		30,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Property, plant and equipment	10	4,995
Intangible assets	11	19,379
Deferred tax liabilities	25(b)	(4,845)

Total identifiable assets acquired and liabilities assumed		19,529
Goodwill	11	10,471

Total		30,000

The goodwill is primarily attributed to entrance into the wind farm operating business. None of the goodwill recognized is expected to be deductible for income tax purpose.

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statement of operations.

Since the completion of the acquisition, the operation results of Fengchangyuan New Energy were minimal.

4	Acquisitions (continued)

(e)	Acquisition of Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”)

On October 30, 2012, the Group obtained control of Tianjin Technology, which is mainly engaged in lease of plant and building, by acquiring 65.06% of the equity interests and voting interests in the company. As a result, the Group’s equity interest in Tianjin Technology increased from 34.94% to 100%. Upon completion of the acquisition, the Group obtains control over the manufacturing plant and building held by Tianjin Technology, which was leased to the Group prior to the acquisition.

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000
Consideration
Cash		76,460

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		13,210
Property, plant and equipment	10	206,134
Lease prepayments	12	121,865
Trade and other receivables		8,596
Bank and other loans		(125,704)
Trade and other payables		(89,101)
Income tax payables		(1,218)
Deferred tax liabilities	25(b)	(8,779)

Total identifiable assets acquired and liabilities assumed		125,003

Fair value of pre-existing interest in Tianjin Technology		(43,676)
Bargain purchase gain	6	(4,867)

Total		76,460

The transaction resulted in a bargin purchase gain, which is mainly attributable to the increase in fair value of the identifiable net assets from the date when consideration for the acquisition was agreed to the date when the Group obtained control in the company. The bargain purchase gain of RMB4,867,000 has been included in “other income” in the consolidated statement of operations (Note 6).

The remeasurement to fair value of the Group’s existing 34.94% interest in Tianjin Technology resulted in a gain of RMB9,201,000 (RMB43,676,000 less RMB34,475,000 carrying amount of equity accounted investee at the acquisition date), which has been included in “financial income” in the consolidated statement of operations (Note 8(a)).

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statement of operations.

4	Acquisitions (continued)

(e)	Acquisition of Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”) (continued)

Since the completion of the acquisition, Tianjin Technology incurred a gain of approximately RMB368,000. Revenues generated by Tianjin Technology were all intercompany transactions, which are eliminated on consolidation.

(f)	Acquisition of Global Wind Power Limited and its subsidiaries (“GWPL”)

On November 30, 2012, the Group acquired 50% equity interest in Global Wind Power Limited, which is mainly engaged in manufacture and sale of wind turbine in India, through Mingyang Holdings (Singapore) Pte. Ltd. (“Mingyang Singapore”). Upon completion of the acquisition, the Group has a majority voting power at the shareholders’ meeting and the majority seats on the Board according to the Shareholders’ Agreement. The acquisition of GWPL is expected to provide the Group with an increased overseas market share of wind turbines market through access to a turbine and tower manufacturing facility in Silvassa, India and several sales offices in Mumbai and Chenai, India owned by GWPL.

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000
Consideration
Cash		124,530

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		127,992
Pledged deposits		3,768
Property, plant and equipment	10	257,673
Intangible assets	11	225,259
Other investments		1,230
Inventories		169,615
Trade and other receivables		139,461
Bank and other loans		(731,865)
Trade and other payables		(93,705)
Income tax payables		(223)
Deferred tax liabilities	25(b)	(73,741)

Total identifiable assets acquired and liabilities assumed		25,464
Non-controlling interests, based on their proportionate interest in the identifiable assets and liabilities of GWPL		(12,732)
Goodwill	11	111,798

Total		124,530

4	Acquisitions (continued)

(f)	Acquisition of Global Wind Power Limited and its subsidiaries (“GWPL”) (continued)

The goodwill resulting from this transaction is primarily attributed to the entrance to the Indian market, together with the synergies in operations and platform of advanced production technologies. None of the goodwill is expected to be deductible for income tax purpose.

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statement of operations.

Since the completion of the acquisition, GWPL contributed revenue of RMB13,405,000 and net loss of RMB23,564,000 to the Group’s results.

If the acquisitions of Fengchangyuan New Energy, Tianjin Technology and GWPL had occurred on January 1, 2012, the Group estimates that consolidated revenue would have been RMB3,041,931,000, and consolidated loss for the year would have been RMB440,196,000. In determining these amounts, the Group has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisitions had occurred on January 1, 2012.

5	Revenue and segment reporting

(a)	Revenue

Revenue represents the sales value of wind turbines, raw materials and electronic equipment, provision of maintenance services and construction contract revenue. Revenue is presented net of business taxes and surcharges, as well as value-added tax collected on behalf of tax authorities.

	2010 RMB’000	2011 RMB’000	2012 RMB’000
Sale of wind turbines	5,504,457	5,438,065	2,649,720
Sale of raw materials and electronic equipment	—	18,648	125,018
Maintenance services	13,380	37,018	66,632
Construction contract revenue	—	22,088	51,730

	5,517,837	5,515,819	2,893,100

Sales to the largest and the top five customers in terms of revenue recognized by the Group accounted for 34.87% and 90.20% for the year ended December 31, 2010, 43.96% and 88.41% for the year ended December 31, 2011, and 27.88% and 64.04% for the year ended December 31, 2012, respectively.

5	Revenue and segment reporting (continued)

(b)	Segment reporting

The Group has two operating segments, which are manufacture and sale of wind turbines in PRC and the manufacture and sale of wind turbines in India. Since the Group obtained control over the operating segment of manufacture and sale of wind turbines in India on November 30, 2012, this segment contributed an insignificant portion to the results of the Group’s operations during the year ended December 31, 2012. The results of the operating segment of manufacture and sale of wind turbines in the PRC represented a substantial portion of the consolidated results of the Group’s operations during the year ended December 31, 2012. Therefore, the Group believes that separate segment information for each of the two operating segments as of and for the year ended December 31, 2012 would not be meaningful.

(c)	Geographical information

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers and segment assets are based on the geographical location of the assets.

Revenue

	2010 RMB’000	2011 RMB’000	2012 RMB’000
PRC	5,517,837	5,515,819	2,879,695
India	—	—	13,405

	5,517,837	5,515,819	2,893,100

Non-current assets (see note below)
		2011 RMB’000	2012 RMB’000
PRC		779,935	1,366,441
India		—	471,479

		779,935	1,837,920

Note: excluding financial instruments and deferred tax assets.

6	Other income

	2010 RMB’000	2011 RMB’000	2012 RMB’000
Government grants	18,165	31,195	80,963
Bargain purchase gain (Note 4(e))	—	—	4,867
Others	—	5,000	—

	18,165	36,195	85,830

During the years ended December 31, 2011 and 2012, the Group received government grants of RMB57,654,000 and RMB166,744,000, respectively. The government grants were provided to support the Group’s research and development projects, the improvement of Group’s manufacturing facilities, and acquisition of land use right. The government grants are recognized in profit or loss in the same periods in which the expenses incurred are recognized, or with respect to the grants related to capital assets, over the useful life of the related assets. RMB31,195,000 and RMB80,963,000 was recognized as other income for the years ended December 31, 2011 and 2012, respectively. The unrecognized portion of RMB119,426,000 and RMB205,207,000 was included as deferred income as of December 31, 2011 and 2012, respectively (Note 27).

7	Staff costs

	2010 RMB’000	2011 RMB’000	2012 RMB’000
Contributions to defined contribution retirement plan	9,697	11,492	9,132
Equity-settled share-based payment expenses (Note 28(d))	34,445	112,509	42,939
Salaries, wages and other benefits	86,898	171,598	168,799

	131,040	295,599	220,870

8	Profit / (loss) before income tax expense

(a)	Net finance expenses

		2010 RMB’000	2011 RMB’000	2012 RMB’000
Interest income		13,489	26,982	64,614
Exchange gain, net		—	32,747	—
Net change in fair value of foreign exchange forward contracts		—	1,641	—
Income from investments in jointly controlled entities	14	—	9,260	52,957
Remeasurement to fair value of pre-existing interest in an acquiree	4(e)	—	—	9,201

Finance income		13,489	70,630	126,772

Interest expenses		(38,694)	(47,113)	(152,108)
Financial arrangement fees		—	(114,795)	(54,250)
Exchange loss, net		(8,120)	—	(3,837)
Net change in fair value of foreign exchange forward contracts		(1,775)	—	—
Fair value change of financial assets carried at fair value through profit or loss	15	—	—	(20,671)

Finance expenses		(48,589)	(161,908)	(230,866)

Net finance expenses		(35,100)	(91,278)	(104,094)

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

Financial arrangement fees of RMB114,795,000 and RMB54,250,000 represent the fees charged by banks for the settlement of trade receivables for the years ended December 31, 2011 and 2012, respectively.

The Group recorded interest expenses of RMB87,872,000 for medium-term notes for the year ended December 31, 2012 (Note 24).

8	Profit / (loss) before income tax expense (continued)

(b)	Other items charged in arriving at profit / (loss) before income tax expense include:

	Note	2010 RMB’000	2011 RMB’000	2012 RMB’000
Expenses include:
Amortization#
- intangible assets	11	9,400	11,497	11,729
- lease prepayments	12	1,142	2,353	5,532
Depreciation#	10	29,084	45,372	67,202
Operating lease charges:
minimum lease payments#		38,253	36,078	25,970
Auditors’ remuneration		2,900	10,300	7,250
Listing expenses		33,142	—	—
Transportation expenses		78,503	120,908	65,312
Provision for warranty	26	180,804	180,139	87,708
Allowance for doubtful debts	17(b)/(f)	—	16,604	160,259
Cost of inventories#	16(b)	4,249,668	4,320,458	2,420,593

#	During the years ended December 31, 2010, 2011 and 2012, cost of inventories includes RMB122,225,000, RMB159,378,000 and RMB126,666,000 relating to staff costs, depreciation and amortization expenses and operating lease charges, which amount are also included in the respective total amounts disclosed separately above or in the notes for each of these types of expenses.

9	Income tax expense

(a)	Income tax expense in the consolidated statements of comprehensive income represents:

	2010 RMB’000	2011 RMB’000	2012 RMB’000
PRC income tax:
Current tax - provision for the year	97,063	127,829	41,691

Deferred tax (Note 25)
Origination and reversal of temporary differences	(36,892)	(54,741)	(41,478)
Recognition of previously unrecognized tax losses and other deductible temporary differences	(39,301)	(70)	—

	(76,193)	(54,811)	(41,478)

	20,870	73,018	213

9	Income tax expense (continued)

(b)	Reconciliation between tax expense and accounting profit / (loss) at applicable tax rates:

	2010 RMB’000	2011 RMB’000	2012 RMB’000
Profit / (loss) before income tax	730,058	365,311	(300,627)

Notional tax expense calculated at the PRC statutory tax rates (i)	(182,515)	(91,328)	75,157
Additional deduction for research and development expenses	15,041	9,993	4,236
Effect of non-deductible expenses:
Share-based compensation expenses	(8,611)	(28,127)	(10,735)
Salaries and staff costs	(168)	(6)	(856)
Entertainment expenses	(1,202)	(2,179)	(2,002)
Other expenses	(394)	(253)	(1,211)
Effect of non-taxable income	—	—	3,517
Effect of tax rate differential (i)	13,199	(38,210)	(42,766)
Effect of preferential tax rate (i)	64,877	85,052	15,220
Effect of tax losses not recognized	(2,907)	(4,485)	(16,730)
Effect of other temporary differences not recognized	(1,146)	(2,905)	(23,764)
Utilization of previously unrecognized tax losses and other deductible temporary differences	42,610	—	—
Recognition of previously unrecognized tax losses and other deductible temporary differences (ii)	39,301	70	—
Others	1,045	(640)	(279)

Actual income tax expense	(20,870)	(73,018)	(213)

9	Income tax expense (continued)

(b)	Reconciliation between tax expense and accounting profit / (loss) at applicable tax rates (continued):

(i)	Effective from January 1, 2008, the PRC statutory income tax rate is 25%. The Group’s PRC subsidiaries are subject to PRC tax at 25%, unless otherwise specified. Guangdong Mingyang and Jilin Mingyang have been qualified as an “Advanced and New Technology Enterprise” (“ANTE”), and are entitled to the preferential income tax rate of 15% from 2012 to 2014. Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”) and Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”) have been qualified as an ANTE and are entitled to the preferential income tax rate of 15% from 2011 to 2013. Management is of the view that these entities will continue their ANTE status upon renewals for another three years from their respective years of initial approvals.

(ii)	In view of the profitability of the Group’s major PRC subsidiaries in 2010, the management performed an assessment of the Group’s deferred tax assets as of December 31, 2010 and recognized previously unrecognized deferred tax assets of RMB39,301,000, for which management believes it is probable that future profits will be available against which those deductible temporary differences could be utilized. The assessment of the amount of deferred tax assets recognized was based on the forecasted profits of the relevant subsidiaries with reference to the sales contracts on hand, and planned production, installation and testing activities.

10	Property, plant and equipment

	Land and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2011	186,696	126,129	28,003	7,756	15,850	42,369	406,803
Acquisition of Zhongshan Investment (Note 4(c))	41,350	—	—	—	—	—	41,350
Additions	287	36,853	41,360	1,787	4,129	67,671	152,087
Transferred from construction in progress	63,965	1,903	6,563	—	—	(72,431)	—
Disposals	—	(6,687)	(1,950)	(1,520)	(356)	—	(10,513)

As of December 31, 2011	292,298	158,198	73,976	8,023	19,623	37,609	589,727

As of January 1, 2012	292,298	158,198	73,976	8,023	19,623	37,609	589,727
Acquisition through business combination (Note 4(d)/(e)/(f))	339,929	73,270	6,503	—	141	48,959	468,802
Additions	13,197	31,108	13,691	—	3,402	100,043	161,441
Transferred from construction in progress	101,782	6,963	—	—	—	(108,745)	—
Disposals	—	(3,902)	(1,923)	—	(1,283)	—	(7,108)
Effect of movement in exchange rates	(1,434)	(717)	(16)	—	(1)	(507)	(2,675)

As of December 31, 2012	745,772	264,920	92,231	8,023	21,882	77,359	1,210,187

10	Property, plant and equipment (continued)

	Land and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Accumulated depreciation:
As of January 1, 2011	5,272	33,961	7,537	4,335	4,386	—	55,491
Charge for the year	10,537	18,413	10,454	3,428	2,540	—	45,372
Written back on disposals	—	(6,085)	(1,150)	(1,520)	(158)	—	(8,913)

As of December 31, 2011	15,809	46,289	16,841	6,243	6,768	—	91,950

As of January 1, 2012	15,809	46,289	16,841	6,243	6,768	—	91,950
Charge for the year	16,655	19,450	25,259	1,780	4,058	—	67,202
Written back on disposals	—	(1,166)	(575)	—	(531)	—	(2,272)

As of December 31, 2012	32,464	64,573	41,525	8,023	10,295	—	156,880

Net book value:
As of December 31, 2011	276,489	111,909	57,135	1,780	12,855	37,609	497,777

As of December 31, 2012	713,308	200,347	50,706	—	11,587	77,359	1,053,307

As of December 31, 2011 and 2012, property, plant and equipment with carrying amount of RMB40,859,000 and RMB237,101,000 are pledged as security for the Group’s bank loans of RMB100,000,000 and RMB241,797,000 (Note 23), respectively.

11	Intangible assets

	Unpatented technology	Customer relationship	Order backlog	Trademark	Wind farm development right	Goodwill	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2011, December 31, 2011 and January 1, 2012	98,961	—	—	—	—	9,726	108,687
Acquisition through business combination (Note 4(d)/4(f))	78,032	88,588	15,033	43,606	19,379	122,269	366,907
Effect of movement in exchange rates	(809)	(917)	(156)	(452)	—	—	(2,334)

As of December 31, 2012	176,184	87,671	14,877	43,154	19,379	131,995	473,260

Accumulated amortization:
As of January 1, 2011	22,353	—	—	—	—	—	22,353
Charge for the year	11,497	—	—	—	—	—	11,497

As of December 31, 2011	33,850	—	—	—	—	—	33,850

As of January 1, 2012	33,850	—	—	—	—	—	33,850
Charge for the year	7,347	663	3,719	—	—	—	11,729

As of December 31, 2012	41,197	663	3,719	—	—	—	45,579

Net book value:
As of December 31, 2011	65,111	—	—	—	—	9,726	74,837

As of December 31, 2012	134,987	87,008	11,158	43,154	19,379	131,995	427,681

11	Intangible assets (continued)

As of December 31, 2012, intangible assets with carrying amount of RMB71,648,000 are pledged as security for the Group’s bank loans of RMB241,797,000 (Note 23).

Goodwill and intangible assets with indefinite useful lives

For the purpose of impairment testing, goodwill arising from the acquisition of GWPL and Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”) are allocated to the manufacture and sale of wind turbine unit, whereas goodwill arising from the acquisition of Fengchangyuan New Energy is allocated to wind farm operation cash generating unit, which represent the lowest level within the Group at which the goodwill is monitored for internal management purpose. Intangible assets with indefinite useful lives are allocated to the manufacture and sale of wind turbine unit.

The recoverable amount of goodwill and intangible assets with indefinite useful lives are estimated based on estimated discounted cash flows forecast. In forming this assumption the Group has used a combination of long term trends, industry forecasts and in house estimates. The recoverable amount was estimated to be higher than the carrying amount as of December 31, 2011 and 2012, and therefore no impairment was recognized for the years ended December 31, 2011 and 2012.

12	Lease prepayments

RMB’000
Cost:
As of January 1, 2011	67,785
Acquisition of Zhongshan Investment (Note 4(c))	7,556
Additions	135,776

As of December 31, 2011	211,117

As of January 1, 2012	211,117
Acquisition through business combination (Note 4(e))	121,865
Additions	33,278

As of December 31, 2012	366,260

12	Lease prepayments (continued)

RMB’000
Accumulated amortization:
As of January 1, 2011	1,443
Charge for the year	2,353

As of December 31, 2011	3,796

As of January 1, 2012	3,796
Charge for the year	5,532

As of December 31, 2012	9,328

Net book value:
As of December 31, 2011	207,321

As of December 31, 2012	356,932

As of December 31, 2011, a land use right located in PRC with carrying amount of RMB7,487,000 is pledged as security for the Group’s bank loans of RMB100,000,000 (Note 23). As of December 31, 2012, no land use right located in PRC of the Group is pledged.

13	Investments in associates

	December 31,
	2011	2012
	RMB’000	RMB’000
Share of net assets	43,637	9,166

Name of associates	Form of business structure	Place of incorporation and operation	Paid-in capital as of December 31, 2012	Percentage of equity interests as of December 31,		Principal activities
			RMB’000	2011	2012
Tianjin Technology (Note 4(e))	Incorporated	Tianjin	RMB83,000	34.94%	100.00%	Leasing, manufacture and sales of wind turbines
Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. (“Inner Mongolia Equipment”)	Incorporated	Inner Mongolia	RMB30,000	33.00%	33.00%	Manufacture and sales of wind turbines
Huaneng Mingyang New Energy Investment Co., Ltd. (“Huaneng Mingyang”)	Incorporated	Guangdong	RMB20,000	—	37.00%	Manufacture and sales of wind turbines

13	Investments in associates (continued)

	Note	Total assets	Total liabilities	Net assets	Income	Expenses	Profit / (loss)	Group’s share of net assets	Group’s share of profit / (loss)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2011
Tianjin Technology	4(e)	302,323	207,599	94,724	25,789	(21,453)	4,336	33,136	1,515
Inner Mongolia Equipment	(i)	330,270	308,233	22,037	259,121	(256,817)	2,304	10,501	760

		632,593	515,832	116,761	284,910	(278,270)	6,640	43,637	2,275

2012
Tianjin Technology	4(e)	—	—	—	21,491	(17,659)	3,832	—	1,339
Inner Mongolia Equipment	(i)	211,014	205,660	5,354	20,120	(46,587)	(26,467)	1,766	(8,735)
Huaneng Mingyang	(ii)	20,013	13	20,000	—	—	—	7,400	—

		231,027	205,673	25,354	41,611	(64,246)	(22,635)	9,166	(7,396)

13	Investments in associates (continued)

(i)	On July 28, 2010, Guangdong Mingyang entered into a shareholders’ agreement with a natural person with respect to the establishment of Inner Mongolia Equipment in Inner Mongolia. The registered capital of Inner Mongolia Equipment is RMB30,000,000. During the year ended December 31, 2012, the natural person made the last installment of cash injection of RMB10,000,000 to Inner Mongolia Equipment. As of December 31, 2012, Guangdong Mingyang and the natural person has made cash injections of RMB9,900,000 and RMB20,100,000 in full, respectively. Pursuant to the Articles of Association of Inner Mongolia Equipment, Guangdong Mingyang and the natural person have 33% and 67% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively.

(ii)	On August 31, 2012, Guangdong Mingyang entered into a shareholders’ agreement with Huaneng Renewables Corp. (“Huaneng Renewables”) with respect to the establishment of Huaneng Mingyang in Guangdong. The registered capital of Huaneng Mingyang is RMB100,000,000. According to the shareholders’ agreement, Guangdong Mingyang and Huaneng Renewables agreed to make cash injection of RMB37,000,000 and RMB63,000,000 to Huaneng Mingyang, representing 37% and 63% of the registered capital in Huaneng Mingyang, respectively. As of December 31, 2012, Guangdong Mingyang and Huaneng Renewables have made cash injections of RMB7,400,000 and RMB12,600,000, respectively. The outstanding cash injections of RMB29,600,000 and RMB50,400,000 are expected to be made by Guangdong Mingyang and Huaneng Renewables, respectively, within 2 years from the date of incorporation. Pursuant to the Articles of Association of Huaneng Mingyang, Guangdong Mingyang and Huaneng Renewables have 37% and 63% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively.

14	Investments in jointly controlled entities

	December 31,
	2011	2012
	RMB’000	RMB’000
Share of paid-in capital	246,610	637,806
Income from investment in jointly controlled entities	9,260	54,031

	255,870	691,837

Name of jointly controlled entities	Form of business structure	Place of incorporation and operation	Paid in capital as of December 31, 2012	Percentage of equity interests as of December 31,		Principal activities
			RMB’000	2011	2012
Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd. (“Zhongdan Ruihao”)	Incorporated	Heilongjiang	RMB158,000	88.89%	90.51%	Development and operation of wind farms
Inner Mongolia Huitengxile Generator Co., Ltd. (“Huitengxile Generator”)	Incorporated	Inner Mongolia	RMB120,000	58.33%	31.82%	Development and operation of wind farms
Inner Mongolia Huifeng New Energy Co., Ltd. (“Huifeng New Energy”)	Incorporated	Inner Mongolia	RMB111,000	51.00%	51.00%	Development and operation of wind farms
Daqing Dumeng Hujitumo Wind Power Co., Ltd. (“Daqing Dumeng”)	Incorporated	Heilongjiang	RMB135,000	—	88.89%	Development and operation of wind farms
Xinjiang Wanbang Energy Development Co., Ltd. (“Xinjiang Wanbang”)	Incorporated	Xinjiang	RMB100,000	—	80.00%	Development and operation of wind farms
Daqing Dumeng Dairy Farm Wind Power Co., Ltd. (“Daqing Dairy Farm”)	Incorporated	Heilongjiang	RMB135,000	—	88.89%	Development and operation of wind farms
Inner Mongolia Mingyang Wind Power Co., Ltd. (“Inner Mongolia Wind Power”)	Incorporated	Inner Mongolia	RMB83,000	—	96.40%	Development and operation of wind farms

14	Investments in jointly controlled entities (continued)

	Total assets	Total liabilities	Net assets	Income	Expenses	Profit / (loss)	Group’s share of paid-in capital	Group’s share of profit / (loss)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2011
Zhongdan Ruihao	134,994	408	134,586	—	(381)	(381)	120,000	—
Huitengxile Generator	138,901	20,328	118,573	23	(1,301)	(1,278)	70,000	—
Huifeng New Energy	144,139	33,230	110,909	—	(85)	(85)	56,610	—

	418,034	53,966	364,068	23	(1,767)	(1,744)	246,610	—

2012
Zhongdan Ruihao	445,656	289,167	156,489	29	(1,126)	(1,097)	143,000	—
Huitengxile Generator	424,960	309,690	115,270	18,272	(21,575)	(3,303)	38,186	—
Huifeng New Energy	329,149	207,000	122,149	26,718	(15,478)	11,240	56,610	—
Daqing Dumeng	141,145	6,812	134,333	101	(660)	(559)	120,000	—
Xinjiang Wanbang	100,521	2,037	98,484	44	(1,182)	(1,138)	80,000	—
Daqing Dairy Farm	215,956	81,143	134,813	24	(137)	(113)	120,000	—
Inner Mongolia Wind Power	142,752	62,027	80,725	14	(1,703)	(1,689)	80,010	—

	1,800,139	957,876	842,263	45,202	(41,861)	3,341	637,806	—

14	Investments in jointly controlled entities (continued)

Guangdong Mingyang entered into several shareholders’ agreements pursuant to which it would contribute cash injection into the registered capital of jointly controlled entities. In accordance with the Shareholders’ agreement, the other shareholders of the jointly controlled entities (“the Other Shareholders”) are obligated to repurchase the equity interests in the jointly controlled entities held by Guangdong Mingyang within two to five years after completion of certain mile-stone events. Guangdong Mingyang is entitled to a fixed-rate annual return of 15% to 16% of the amount or part of the amount it contributed to the registered capital of the jointly controlled entities. The amount of the fixed-rate annual return will be settled by the Other Shareholders when the Other Shareholders repurchase the equity interests in the jointly controlled entities held by Guangdong Mingyang. According to the shareholders’ agreements, unanimous consent between Guangdong Mingyang and the Other Shareholders is required for all strategic financial and operating decisions of the jointly controlled entities. Guangdong Mingyang is not entitled to any dividend or residual interest of the jointly controlled entities except for the fixed-rate annual return mentioned above.

The investments in these entities are accounted for as investments in jointly controlled entities. The Group recognized income from investments in jointly controlled entities of RMB9,260,000 and RMB52,957,000 for the years ended December 31, 2011 and 2012, respectively (Note 8(a)), representing the fixed-rate returns of the amount or part of the amount it contributed to the jointly controlled entities. Under the terms of each of the Shareholders’ agreements, Guangdong Mingyang is not entitled to share the entities’ operating results. Therefore, the Group’s share of these entities’ net assets are limited to the Group’s respective shares of these entities’ registered capital and the amount of the fixed-rate return.

Guangdong Mingyang also entered into agreements with the jointly controlled entities to sell certain wind turbines and provide relevant maintenance service to the jointly controlled entities. Since the Group in substance provides interest bearing advances to other shareholders of the jointly controlled entities, it retains a significant risk of ownership when receipt of revenue from the sale of wind turbines to the jointly controlled entities is contingent upon the derivation of revenue by the buyer from the operation of wind turbines. Therefore, in addition to meeting all the criteria for revenue recognition, the Group does not recognize revenue from the sale of wind turbines to the jointly controlled entities until the jointly controlled entities have demonstrated their current ability to settle the sales amount of the wind turbines, other than solely from the future generation of cash flows from the wind farm operations. Such ability is usually evidenced by the jointly controlled entities obtaining financing which is independent from the Group to settle the sales amount of wind turbines, such as obtaining bank loans that are not guaranteed by the Group, its subsidiaries or related parties.

The Group recognized revenue of RMB621,744,000 from sales of wind turbines to its jointly controlled entities during the year ended December 31, 2012. As of December 31, 2012, wind turbines of RMB253,638,000 were delivered to and accepted by the jointly controlled entities but installation and inspection testing were not completed. Such jointly controlled entities have also not obtained financing which is independent from the Group to settle the sales amount of wind turbines. Accordingly, no revenue were recognized on the delivery of these wind turbines.

14	Investments in jointly controlled entities (continued)

During the year ended December 31, 2012, the other shareholders of Huitengxile Generator repurchased 26.51% equity interests in Huitengxile Generator held by Guangdong Mingyang and settled the fixed annual return of RMB8,186,000 over Guangdong Mingyang’s contribution to the paid-in capital of Huitengxile Generator up to the repurchase date.

15	Financial assets carried at fair value through profit or loss

	December 31,
	2011	2012
	RMB’000	RMB’000
Equity securities	—	168,139

The equity securities represented the shares of a public traded company in Hong Kong held by the Group. The Group recognized loss of RMB20,671,000 on the fair value change during the year ended December 31, 2012 (Note 8(a)).

The Group’s fair value information related to financial assets carried at fair value through profit or loss are disclosed in Note 30(d).

16	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	December 31,
	2011	2012
	RMB’000	RMB’000
Raw materials	446,455	788,033
Work in progress	72,155	140,179
Finished goods	1,319,211	1,100,223

	1,837,821	2,028,435

16	Inventories (continued)

(b)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	4,249,668	4,322,456	2,386,826
Write down of inventories	—	3,493	35,819
Reversal of write-down of inventories	—	(5,491)	(2,052)

Inventories recognized as an expense (Note 8(b))	4,249,668	4,320,458	2,420,593

The carrying amounts of inventories are stated at lower of cost or net realizable value. The reversal of write-down of inventories made in prior years relates to inventories that were sold in 2012.

The Group’s finished goods include wind turbines of RMB872,998,000 and RMB571,750,000 as of December 31, 2011 and 2012, respectively, that were delivered to and accepted by the customers but installation and inspection testing were not completed.

The Group’s finished goods also include wind turbines of RMB17,035,000 and RMB149,062,000 as of December 31, 2011 and 2012, respectively, that were delivered to the customers’ locations but not yet accepted by the customers.

(c)	Pledge of inventories

As of December 31, 2012, inventories amounted to RMB157,687,000 were pledged as security for long-term bank loans of RMB206,178,000 (Note 23).

17	Trade and other receivables

		December 31,
	Note	2011	2012
		RMB’000	RMB’000
Current
Trade receivables
- Third parties		3,900,456	3,628,236
- Related parties (Note 32(a))		332,222	255,577

		4,232,678	3,883,813
Allowance for doubtful debts	(b)	(61,827)	(212,331)

		4,170,851	3,671,482

Bills receivable
- Third parties		741,431	136,055

Other receivables
- Third parties		205,167	247,720
- Related parties		5,150	90,348

		210,317	338,068
Allowance for doubtful debts	(f)	—	(22,801)

		210,317	315,267

Loans and receivables		5,122,599	4,122,804

Construction contracts	(g)	22,088	73,818

Deposits
- Third parties		57,159	27,753
- Related parties		2,149	—

		59,308	27,753

		5,203,995	4,224,375

Non-current
Trade receivables (retention receivables)
- Third parties		462,961	826,545
Other receivables
- Third parties		—	103,879

		462,961	930,424

17	Trade and other receivables (continued)

According to the wind turbine sale agreements, the customers are required to make payments in installments, which generally include an upfront payment of approximately 10% of the sale price of the wind turbines within one month of signing of the sale agreements; a second payment of approximately 10% to 20% of the sale price of the wind turbines within three months of the signing of the sale agreements and upon receipt by the customers of evidence of supply contracts the Group has entered into to fulfill the wind turbine sale agreements; payments of approximately 30% to 60% of the sale price of the wind turbines within one month after each scheduled delivery; and a payment of approximately 5% to 30% of the sale price of the wind turbines within up to one month after the wind turbines are installed and have passed the durability test. The final 5% to 10%, if any, of the sale price of the wind turbines is retained by the Group’s customers and payable within up to one month after the end of the warranty period, which normally lasts for two to six years after the wind turbines pass the durability test.

Fees for the provision of technical and maintenance support services are either paid proportionately together with the payments for the wind turbines or on a separate schedule.

The Group records the final 5% to 10% of the sale price of the wind turbines retained by the Group’s customers, if any, as “retention receivables” in the consolidated statements of financial position at the time when revenue in respect of sale of wind turbines is recognized.

Trade receivables include retention receivables of RMB842,605,000 and RMB925,974,000, relating to sale of wind turbines as of December 31, 2011 and 2012, respectively. The current portion of retention receivables amounted to RMB379,644,000 and RMB99,429,000, as of December 31, 2011 and 2012, respectively. The non-current portion of retention receivables have been discounted with the difference between the contractual amount and the present value of the estimated future cash flows recorded in deferred income, which amounted to RMB83,572,000 and RMB102,939,000, as of December 31, 2011 and 2012, respectively (Note 27). RMB614,000, RMB4,291,000 and RMB8,934,000, were amortized into interest income during the years ended December 31, 2010, 2011 and 2012, respectively. The discount rate applied to the estimated future cash flows was based on the market bank borrowing rate with similar maturity.

To reduce the Group’s credit risk, management requires certain customers to pay for the Group’s products and services by bills receivable. Bills receivable represents short-term notes receivable issued by financial institutions that entitles the Group to receive the full face amount from the financial institutions upon maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable. As disclosed in Note 31(d), the Group retains limited recourse exposure on bills receivable that it has sold prior to their maturity.

Trade and other receivables from related parties are set out in Note 32.

17	Trade and other receivables (continued)

(a)	Ageing analysis

Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis as of the end of the reporting period:

	December 31,
	2011	2012
	RMB’000	RMB’000
Current	2,372,893	2,373,847

Less than 1 month past due	88,585	140,897
1 to 3 months past due	578,798	478,183
More than 3 months but less than 12 months past due	840,182	334,848
Amount past due over 12 months	290,393	343,707

Amount past due	1,797,958	1,297,635

	4,170,851	3,671,482

Trade receivables are due within 30 days from the date of billing.

The past-due amounts of trade receivables as of December 31, 2011 and 2012 are mainly attributable to the following factors:

(i)	Most of the Group’s customers are state-owned enterprises in the PRC and payments made by these enterprises are subject to complex internal application and approval procedures, which normally take several months from the time when payment applications are initiated until the payments are finally approved and processed.

(ii)	The Group’s customers usually finance wind farm projects through loans or other sources, which may not be obtained or drawn down as originally planned. If the financing is postponed, agreed payment schedules in the relevant wind turbine sale agreements are affected.

The Group’s exposure to credit risk is disclosed in Note 30(a).

17	Trade and other receivables (continued)

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group determines that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movement in the allowance for doubtful debts for trade receivables during the year is as follows:

	2011	2012
	RMB’000	RMB’000
At January 1	—	61,827
Provisions for allowance for doubtful debts	131,399	191,708
Utilization	(69,572)	(41,204)

At December 31	61,827	212,331

As of December 31, 2011 and 2012, the allowance for doubtful debts included the estimated amount of RMB45,223,000 and RMB58,269,000 for settlement of long outstanding aged trade receivables, respectively. The amount was estimated with reference to the financial arrangement fee charged by banks for the settlement of trade receivables during the year. During the years ended December 31, 2011 and 2012, the amount paid to banks for the settlement of trade receivables were RMB69,572,000 and RMB41,204,000, respectively.

(c)	Trade receivables that are not impaired

The trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	December 31,
	2011	2012
	RMB’000	RMB’000
Neither past due nor impaired	2,372,893	2,373,847

17	Trade and other receivables (continued)

(d)	Deferred revenue

The Group defers revenue attributable to the delivery of the wind turbines until the installation supervision services have been provided by the Group, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, and inspection testing of the wind turbine has been completed and accepted by the customer. The amounts that have been billed by the Group for wind turbines that have been delivered to the customers’ location but the related installation and inspection testing have not been completed are recorded in “deferred revenue” in the consolidated statements of financial position. Deferred revenue amounted to RMB606,817,000 and RMB581,182,000 as of December 31, 2011 and 2012, respectively.

(e)	Pledge of trade receivables

As of December 31, 2011 and 2012, trade receivables amounted to RMB600,960,000 and RMB352,734,000 were pledged as security for short-term bank loans of RMB402,000,000 and RMB466,858,000, respectively (Note 23).

(f)	Impairment of other receivables

Impairment loss in respect of other receivables is recorded using an allowance account unless the Group determines that recovery of the amount is remote, in which case the impairment loss is written off against other receivables directly.

The movement in the allowance for doubtful debts for other receivables during the year is as follows:

	2011	2012
	RMB’000	RMB’000
At January 1	—	—
Provisions for allowance for doubtful debts	—	22,801

At December 31	—	22,801

As of December 31, 2012, the Group’s other receivables of RMB22,801,000 were individually considered to be impaired. The individually impaired receivables related to debtors that were in financial difficulties and management assessed that the receivables are not expected to be recovered. Consequently, allowances for doubtful debts of RMB22,801,000 were recognized during the year ended December 31, 2012.

(g)	Construction contracts

As of December 31, 2011 and 2012, the aggregate amount of costs incurred for construction contracts plus recognized profits less recognized losses is RMB22,088,000 and RMB73,818,000, respectively.

18	Prepayments

	December 31,
	2011	2012
	RMB’000	RMB’000
Current
Prepayments to suppliers	83,120	177,915
Other prepayments	7,902	22,055

	91,022	199,970

Non-current
Prepayment for purchase of intangible assets	34,711	57,239
Other prepayments	5,579	8,785

	40,290	66,024

In order to secure a stable supply of raw materials, the Group makes prepayments to certain suppliers. As of December 31, 2011 and 2012, prepayments to suppliers of RMB83,120,000 and RMB177,915,000, respectively, represented the amount of raw materials that the Group expects to take delivery within twelve months from the reporting date.

19	Other current assets

Other current assets as of December 31, 2011 and 2012 represented value-added tax recoverable of RMB5,239,000 and RMB7,511,000, respectively, which is expected to be utilized within one year.

20	Pledged bank deposits

Pledged bank deposits represent cash pledged to banks as security for the following:

	December 31,
	2011	2012
	RMB’000	RMB’000
Letter of credit	64,231	14,669
Letter of guarantee	99,094	128,328
Bank acceptance	83,670	109,654
Short-term bank and other loans	5,800	—
Long-term bank loans	—	24,000

	252,795	276,651

As of December 31, 2011, pledged bank deposits of RMB5,800,000 were secured for bank loans of RMB100,000,000 (Note 23).

As of December 31, 2012, pledged bank deposits of RMB24,000,000 are secured for certain bank loan borrowed by Zhongdan Ruihao in the amount of RMB300,000,000 (Note 32(a)(xi)).

21	Cash and cash equivalents

Cash and cash equivalents represent cash at bank and in hand.

Included in cash and cash equivalents are RMB127,683,000 and RMB90,324,000 equivalent amounts that are denominated in currencies other than the functional currencies of the Group entities as of December 31, 2011 and 2012, respectively.

Certain of the cash and cash equivalents denominated in RMB are deposited with several state-controlled banks in the PRC in the ordinary course of business. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

22	Trade and other payables

	December 31,
	2011	2012
	RMB’000	RMB’000
Current
Trade payables	1,439,039	1,292,856
Bills payable	1,710,819	1,371,843
Receipt in advance	585,052	491,745

	3,734,910	3,156,444
Accrued expense and other payables	212,115	405,793
Amounts due to related parties (Note 32(a))	648,491	249,105

	4,595,516	3,811,342

Non-current
Trade payables	120,243	59,553
Amounts due to related parties (Note 32(a))	—	24,000

	120,243	83,553

Certain suppliers requested the Group to pay by means of bills payable so as to ensure they can receive payments on time. Bills payable represent short-term notes payable issued by financial institutions to the Group’s suppliers. Upon maturity of the bills, the suppliers receive the face amount of the bills from the financial institutions and the Group pays the same amount plus a bank charge of approximately 0.05% to 0.45% of the face amount to the financial institutions. As of December 31, 2011 and 2012, all bills payable mature within twelve months from the reporting date.

Pursuant to the wind turbine sale arrangements entered into between the Group and its customers, the Group normally receives advance payments ranging from 10% to 30% of the contract sales prices from the customers prior to the delivery of wind turbines to the customers’ location. Upon the receipt of advance payments, the Group records the amounts as receipt in advance within trade and other payables in the consolidated statements of financial position.

22	Trade and other payables (continued)

As of December 31, 2011 and 2012, trade and other payables expected to be settled after more than one year amounted to RMB120,243,000 and RMB83,553,000, respectively.

All of the other trade and other payables (excluding receipt in advance) are expected to be settled within one year or are repayable on demand.

23	Bank and other loans

	December 31,
	2011	2012
	RMB’000	RMB’000
Short-term bank and other loans
- secured	502,000	466,858
- unsecured	130,000	1,216,827
Current portion of long-term bank loans
- unsecured	—	2,000

	632,000	1,685,685

Long-term bank loans
- secured	—	241,797
- unsecured	—	112,640

	—	354,437

Short-term bank and other loans outstanding as of December 31, 2011 and 2012 bear a weighted average interest rate of 5.57% and 6.50% per annum, respectively. The short-term loans are primarily obtained for general working capital, and have maturity terms ranging from six to twelve months.

Long-term bank loans outstanding as of December 31, 2012 bear varying interest rates of 5.76% to 14.5%. Long-term bank loans are primarily obtained for general working capital, and mature from November 19, 2014 to January 24, 2017.

As of December 31, 2011, bank loans of RMB502,000,000 are secured by pledged bank deposits of RMB5,800,000 (Note 20), certain plant and buildings with carrying amount of RMB40,859,000 (Note 10), a land use right with carrying amount of RMB7,487,000 (Note 12) , and pledged trade receivables of RMB600,960,000 (Note 17), respectively.

As of December 31, 2012, bank loans of RMB708,655,000 are secured by certain property, plant and equipment with carrying amount of RMB237,101,000 (Note 10), certain intangible assets with carrying amount of RMB71,648,000 (Note 11), pledged trade receivables of RMB352,734,000 (Note 17) and inventories of RMB157,687,000 (Note 16).

As of December 31, 2011 and 2012, none of the Group’s bank borrowings are guaranteed by related parties or third parties.

The Group has unutilized bank facilities of RMB3,402,233,000 and RMB1,603,878,000 as of December 31, 2011 and 2012, respectively.

24	Bond payable

	December 31,
	2011	2012
	RMB’000	RMB’000
Proceeds from issue of medium-term notes	—	1,000,000
Transaction costs	—	(19,500)

Net proceeds	—	980,500
Accreted interests	—	5,706

	—	986,206

On January 13, 2012, Guangdong Mingyang issued RMB-denominated unsecured three-year medium-term notes of RMB1 billion in the PRC. The notes bear a fixed annual coupon rate of 8.50% and mature on January 12, 2015. The issue has been registered with the PRC National Association of Financial Market Institutional Investors. The proceeds are primarily used to enhance Guangdong Mingyang’s working capital.

25	Income tax in the consolidated statements of financial position

(a)	Income tax payables in the consolidated statements of financial position represents:

	December 31,
	2011	2012
	RMB’000	RMB’000
PRC income tax – balance of provision for the year	35,908	9,789

25	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized:

The components of deferred tax assets / (liabilities) recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Deferred revenue	Deferred income	Accrual on warranty liabilities	Intangible assets	Property, plant and equipment	Lease prepayment	Unrealized profit of inventories	Trade and other receivable provision	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2011	39,691	7,332	42,940	(23,092)	(3,385)	—	13,797	—	83	77,366
Credited / (charged) to profit or loss	1,100	23,231	10,714	23,092	(595)	—	(8,611)	9,274	(3,394)	54,811

As of December 31, 2011	40,791	30,563	53,654	—	(3,980)	—	5,186	9,274	(3,311)	132,177

As of January 1, 2012	40,791	30,563	53,654	—	(3,980)	—	5,186	9,274	(3,311)	132,177
Acquisition through business combination	—	—	—	(52,620)	(24,197)	(10,548)	—	—	—	(87,365)
(Charged) / credited to profit or loss	(4,025)	10,520	2,284	6,267	(2,071)	37	(48)	24,072	4,442	41,478
Effect of movement in exchange rates	—	—	—	495	270	—	—	—	—	765

As of December 31, 2012	36,766	41,083	55,938	(45,858)	(29,978)	(10,511)	5,138	33,346	1,131	87,055

25	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized (continued):

	December 31,
	2011	2012
	RMB’000	RMB’000
Deferred tax assets recognized in the consolidated statements of financial position	134,386	174,024
Deferred tax liabilities recognized in the consolidated statements of financial position	(2,209)	(86,969)

(c)	Deferred tax assets not recognized:

In accordance with the accounting policy set out in Note 3(q), as of December 31, 2011 and 2012, the Group has not recognized deferred tax assets in respect of unused tax losses of RMB12,880,000 and RMB104,380,000 and other temporary differences of RMB20,677,000 and RMB151,039,000, respectively. The Group determined that it was not probable that these tax losses and other temporary differences can be utilized in the foreseeable future. As of December 31, 2012, unused tax losses of RMB28,000, RMB11,628,000, RMB1,224,000 and RMB91,500,000 expire in 2014, 2015, 2016 and 2017, respectively, if unused.

(d)	Deferred tax liabilities not recognized:

As of December 31, 2012, taxable temporary differences relating to the undistributed profits of the Group’s PRC subsidiaries amounted to RMB265,684,000. No deferred tax liabilities was recognized in respect of the 10% or 5% PRC dividend withholding tax that would be payable on the distribution of the undistributed profits since the Company controls the dividend policy of these subsidiaries and it is probable that these profits will not be distributed in the foreseeable future.

26	Provisions

Provisions represent wind turbine warranty.

	December 31,
	2011	2012
	RMB’000	RMB’000
As of January 1	211,117	353,067
Additions	180,139	87,708
Provisions utilized	(38,189)	(50,286)

As of December 31	353,067	390,489

Current portion	146,774	178,425
Non-current portion	206,293	212,064

As of December 31	353,067	390,489

The Group’s wind turbines are sold with a two-to-six year warranty for defects in materials and workmanship. The warranty period formally starts after the wind turbines have passed the durability test. Other than the warranty period stated in the contracts, the Group also has the obligations for defects in materials and workmanship during the period from the time when the wind turbines are accepted by customers until the completion of the durability test. Based on historical experience, this additional warranty period did not cause the Group to incur significant costs. During the warranty period, if the annual utilization rate of a wind turbine falls below 95%, or if the actual annual output of the wind turbines falls below 95% of its designed output, the Group is subject to a penalty of up to 15% of the contract amount relating to sale of the wind turbines. Further, if the annual utilization rate of a wind turbine falls below 75%, or if the actual annual output falls below 75% of its designed output, the customer has a right to have the Group replace or fix the defective components. These obligations are treated and considered as part of the overall warranty obligations. Management estimated the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. Management has compared the terms of its warranty, the design and technology of its wind turbines with those of other companies in the same business, and believes the Group’s wind turbines are within industry norms and comparable to these companies in terms of technology and durability. Management also considers the warranty provided by the Group’s component suppliers, which typically provide warranties for a period ranging from 18 months up to 66 months after the components are delivered and accepted by the Group, in estimating the cost of the warranty obligation.

26	Provisions (continued)

Actual warranty costs incurred or claimed are charged against the accrued warranty liabilities. To the extent that actual warranty costs differ significantly from estimates, the Group will revise its warranty provisions accordingly.

In addition to the two-to-six year warranty period, the Group may also be required to replace key components throughout the designed life time of the wind turbines at no additional cost to the Group’s customers in a timely manner if the wind turbines have defects in design, manufacturing process or materials caused by the Group (“Life Time Warranty Requirement”). Given the stable performance of the wind turbines that have been commissioned and are in operation, the Group was able to renegotiate and cancel the potential obligations for the Life Time Warranty Requirement that are specified in sales contracts for which revenues have been recognized for nil consideration. Therefore, no additional warranty costs were accrued for the Life Time Warranty Requirement.

27	Deferred income

		December 31,
	Note	2011 RMB’000	2012 RMB’000
Non-current
Discount effect of retention receivables	17	55,789	68,851
Government grants	6	119,426	205,207
Others		—	5,966

		175,215	280,024

Current
Discount effect of retention receivables	17	27,783	34,088

28	Share capital and reserves

(a)	Share capital and capital reserves

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

In October 2010, in connection with its initial public offering in the U.S. market, the Company issued 25,000,000 ordinary shares with par value of US$0.001 each, at a price of US$14.00 per share to investors. Net proceeds from such issue amounted to RMB2,163,460,000 (after offsetting issuance costs of RMB181,926,000), of which RMB168,000 and RMB2,163,292,000 were recorded in share capital and capital reserves, respectively.

As of December 31, 2011 and 2012, the Company had 125,000,000 ordinary shares issued and outstanding at par value of US$0.001 per share.

As described in Note 2(b), the non-controlling interests in Guangdong Mingyang owned by Mingyang Electrical did not participate in the Share Exchange and remained as the 1% equity holder of Guangdong Mingyang after the Reorganization. In December 2010, Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd., a wholly-owned subsidiary of the Company, made a cash capital injection of US$200,000,000 into Guangdong Mingyang. After the capital injection, the Company in aggregate owns 99.16% equity interest of Guangdong Mingyang. The 1% equity interest of Guangdong Mingyang previously held by Mingyang Electrical was diluted to 0.84% as a result of the capital injection which resulted in an increase of the non-controlling interests by RMB9,277,000. Equity amounts of Guangdong Mingyang are allocated between the shareholders of the Company and the non-controlling interests based on the carrying amounts of Guangdong Mingyang’s net assets and the portion of the net assets attributable to the Company and the non-controlling interests.

28	Share capital and reserves (continued)

(b)	Translation reserves

The translation reserves comprise all foreign currency differences arising from the translation of the financial statements of foreign operations.

(c)	Reserves for own shares

When the Company repurchases its own ordinary shares, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

The reserves for the Company’s own shares comprises the cost of the Company’s shares held by the Group. As of December 31, 2011 and 2012, the Group held 2,249,951 and 3,153,897 ordinary shares equivalent to 2,249,951 and 3,153,897 American Depository Shares (“ADSs”), respectively.

(d)	Share-based payment arrangements

Equity-settled share options program in 2010

On August 31, 2010, the 2010 equity incentive plan was approved by the shareholders of the Company. On September 30, 2010, the Company granted a total of 4,600,000 share options to certain directors, officers and other employees. The share options have a contractual term of five years. The exercise price of these share options is US$8.40 per share and the grant- date fair value of these share options amounted to US$40,949,000 (RMB274,403,000). The fair value was based on a valuation conducted by an independent valuation firm. RMB34,445,000, RMB112,509,000 and RMB42,939,000, were recognized as staff costs in respect of the share options (Note 7) with a corresponding credit to capital reserves during the years ended December 31, 2010, 2011 and 2012, respectively.

28	Share capital and reserves (continued)

(d)	Share-based payment arrangements (continued)

The grant-date fair value of these share options is estimated by using a binomial option valuation model. The inputs used in the measurement of the fair values at grant-date of the share options were as follows:

Share options granted on September 30, 2010
Fair value of share options and assumptions
Weighted average options fair value at grant date	US$8.90
Share price at grant date	US$14.00
Exercise price	US$8.40
Expected volatility (average historical volatility of the comparable companies)	69.83%
Expected dividend yield	0.00%
Risk-free interest rate	1.26%
Estimated forfeiture rate	0.00%
Sub-optimal exercise factor	2

The share options granted by the Company have a vesting term of four years, that is 25% of the share options granted shall vest and become exercisable on each of the first, second, third and fourth anniversaries of the grant date. The number of share options under the share options program is as follows:

	2010 in thousands	2011 in thousands	2012 in thousands
Outstanding at January 1,	—	4,600	4,430
Forfeited during the year	—	(170)	(380)
Exercised during the year	—	—	—
Expired during the year	—	—	—
Granted during the year	4,600	—	—

Outstanding at December 31,	4,600	4,430	4,050

Exercisable at December 31,	—	1,108	2,025

28	Share capital and reserves (continued)

(e)	Capital management

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

The Group monitors its capital structure on the basis of a debt-to-equity ratio. For this purpose, debt is defined as short-term bank and other loans, long-term bank loans, bills payable and bond payable.

The Group’s strategy is to maintain an optimal capital structure to reduce cost of capital. In order to maintain it, the Group may invite funds from potential investors, raise new debt financing or sell assets to reduce debt.

The debt-to-equity ratio as of December 31, 2011 and 2012 are as follows:

	Note	2011 RMB’000	2012 RMB’000
Bills payable	22	1,710,819	1,371,843
Short-term bank and other loans	23	632,000	1,685,685
Long-term bank loans	23	—	354,437
Bond payable	24	—	986,206

Debts		2,342,819	4,398,171
Total equity		3,898,689	3,637,550
Debt-to-equity ratio		60.1%	120.9%

Neither the Group nor any of its subsidiaries are subject to externally imposed capital requirements. There were no changes in the Group’s approach to capital management during the years ended December 31, 2011 and 2012.

29	Earnings / (loss) per share

(a)	Basic and diluted earnings / (loss) per share

	2010 RMB’000	2011 RMB’000	2012 RMB’000
Profit / (loss) attributable to shareholders of the Company	702,135	292,993	(281,874)

Weighted average number of ordinary shares	106,250,000	124,450,310	121,869,607

Basic earnings / (loss) per share (RMB per share)	6.61	2.35	(2.31)

The amounts of diluted earnings / (loss) per share are the same as basic earnings / (loss) per share as there were no potential dilutive ordinary shares for both the current and prior years. In the calculation of diluted earnings per share, the Group excluded 4,600,000, 4,430,000 and 4,050,000 potential ordinary shares issuable upon exercise of employee share options for the years ended December 31, 2010, 2011 and 2012, respectively, as their effect would be anti-dilutive.

(b)	Weighted average number of ordinary shares

	2010	2011	2012
Issued ordinary shares as of January 1,	100,000,000	125,000,000	125,000,000
Effect of shares issued upon IPO	6,250,000	—	—
Effect of own shares held	—	(549,690)	(3,130,393)

Weighted average number of ordinary shares as of December 31,	106,250,000	124,450,310	121,869,607

30	Financial risk management and fair values

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

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

30	Financial risk management and fair values (continued)

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group’s Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables, pledged bank deposits and cash and cash equivalents. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. The carrying amounts of trade and other receivables, pledged bank deposits and cash and cash equivalents represent the Group’s maximum exposure to credit risks.

As of December 31, 2011 and 2012, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB1,173,476,000 and RMB951,281,000, respectively, were deposited in the bank accounts of China Construction Bank and Industrial and Commercial Bank of China.

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group’s exposure to credit risk of trade receivables is influenced mainly by the individual characteristics of each customer and therefore credit risk primarily arises when the Group has significant exposure to individual customers. The Group’s exposure to credit risk is mainly concentrated in a number of state-owned enterprise customers which operate in the wind power generating industry in the PRC. As of December 31, 2011, 23.53% and 80.22% of the total trade receivables were due from the Group’s largest and the five largest customers, respectively. As of December 31, 2012, 21.56% and 71.13% of the total trade receivables were due from the Group’s largest and the five largest customers, respectively.

Trade receivables are due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

Except for the financial guarantees provided by the Group as set out in Note 31, the Group does not provide any other guarantees which would expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the reporting date is disclosed in Note 31(e).

Other disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in Note 17.

30	Financial risk management and fair values (continued)

(b)	Liquidity risk

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

The following tables show the remaining contractual maturities at the reporting date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates) and the earliest date the Group required to pay:

	2011
	Contractual undiscounted cash outflow
	Within 6 months or less RMB’000	6-12 months RMB’000	1-2 years or above RMB’000	Total RMB’000	Balance sheet carrying amount RMB’000
Non-derivative financial liabilities
Short-term bank loans	296,546	359,077	—	655,623	632,000
Trade and other payables (exclude receipt in advance)	4,010,464	—	120,243	4,130,707	4,130,707

	4,307,010	359,077	120,243	4,786,330	4,762,707

	2012
	Contractual undiscounted cash outflow
	Within 6 months or less RMB’000	6-12 months RMB’000	1-2 years or above RMB’000	Total RMB’000	Balance sheet carrying amount RMB’000
Non-derivative financial liabilities
Short-term bank and other loans	864,753	843,367	—	1,708,120	1,685,685
Long-term bank loans	19,634	19,605	425,876	465,115	354,437
Bond payable	—	—	1,170,000	1,170,000	986,206
Trade and other payables
(exclude receipt in advance)	3,235,733	82,258	83,553	3,401,544	3,401,544

	4,120,120	945,230	1,679,429	6,744,779	6,427,872

30	Financial risk management and fair values (continued)

(c)	Market risk

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

The Group is exposed to currency risk primarily through purchases which give rise to payables that are denominated in a foreign currency. That is, a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily Euros (“EUR”) and USD.

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

In addition, the functional currency of the Company is USD. As of December 31, 2012, the Company has cash and cash equivalents of RMB82,614,000 denominated in RMB.

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

30	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(i)	Currency risk (continued)

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2011
	USD	EUR	HKD	RMB
Cash and cash equivalents	94	10	—	127,117
Pledged bank deposit	—	25,089	—	70,184
Trade and other payables	(2,213)	(9,237)	(4,053)	—

Net exposure	(2,119)	15,862	(4,053)	197,301

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2012
	USD	EUR	JPY	RMB
Cash and cash equivalents	16	7,699	—	82,614
Pledged bank deposit	—	25,517	—	—
Trade and other payables	(33,360)	(21,207)	(4,724)	—
Trade and other receivables	—	24,811	—	—
Short-term bank and other loans	(1,649)	(17,333)	—	—
Long-term bank loans	(54,208)	—	—	—

Net exposure	(89,201)	19,487	(4,724)	82,614

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit / (loss) after tax (and retained earnings or accumulated losses) that would arise if foreign exchange rates to which the Group has significant exposure at the reporting date had changed at that date, assuming all other risk variables remained constant.

	2011			2012
	Appreciation in RMB	Increase / (decrease) in profit after tax RMB’000	Increase / (decrease) in retained earnings RMB’000	Appreciation in RMB	Decrease / (increase) in loss after tax RMB’000	Decrease / (increase) in accumulated losses RMB’000
USD	3%	5,615	5,615	3%	4,460	4,460
EUR	1.5%	(202)	(202)	1.5%	(382)	(382)
HKD	3%	122	122	3%	—	—
JPY	3%	—	—	3%	120	120

The weakening of the RMB against the above currencies by the same percentages would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

30	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(i)	Currency risk (continued)

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group companies’ profit / (loss) after tax and equity measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the reporting date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the reporting date. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

(ii)	Interest rate risk

Interest rate risk arises primarily from short-term bank and other loans, long-term bank loans, medium-term notes, pledged bank deposits, and cash and cash equivalents. Borrowings issued at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of borrowings as at reporting dates were at a fixed rate.

Profile

At the reporting dates the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2011	2012
	RMB’000	RMB’000
Fixed rate instruments
Short-term bank and other loans	(632,000)	(1,685,685)
Long-term bank loans	—	(354,437)
Bond payable	—	(986,206)

	(632,000)	(3,026,328)

Variable rate instruments
Cash and cash equivalents	1,339,496	1,319,694
Pledged bank deposits	252,795	276,651

	1,592,291	1,596,345

30	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(ii)	Interest rate risk (continued)

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

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the end of the reporting period would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	2011	2012
	RMB’000	RMB’000
100 basis point increase	13,686	13,406

A 100 basis point decrease would have had the equal but opposite effect on the above financial instruments to the amounts shown above, on the basis that all other variables remain constant.

(d)	Fair values

Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of the reporting period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

30	Financial risk management and fair values (continued)

(d)	Fair values (continued)

Financial instruments carried at fair value (continued)

	As of December 31, 2012
	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Assets
Equity securities	168,139	—	—	168,139

During the year ended December 31, 2012, there were no significant transfers between instruments in Level 1 and Level 2.

31	Commitments, contingencies and guarantees

(a)	Operating lease commitments

At the reporting date, the Group’s total future minimum lease payments under non-cancellable operating leases are as follows:

	December 31,
	2011 RMB’000	2012 RMB’000
Within 1 year	9,496	1,748
After 1 year but within 5 years	—	1,817

	9,496	3,565

The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

31	Commitments, contingencies and guarantees (continued)

(b)	Capital commitments

As of December 31, 2012, the Group has contractual capital commitments of RMB12,911,000 to third party contractors for purchases of property, plant and equipment.

As of December 31, 2012, the Group has contractual capital commitments of RMB84,000,000 for other investments, of which, RMB24,000,000 has been subsequently contributed in February 2013 and RMB60,000,000 is expected to be contributed in 2014.

As of December 31, 2012, the Group has contractual capital commitments of RMB120,000,000 and RMB29,600,000 to Daqing Dumeng Huzhen Dairy Farm Wind Power Co., Ltd. (“Daqing Huzhen Dairy Farm”) and Huaneng Mingyang (Note 13(ii)), respectively, of which, RMB120,000,000 has been contributed in January 2013, and RMB29,600,000 is expected to be contributed before November 2014.

(c)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers for the purchase of raw materials used in the manufacture of wind turbines. As of December 31, 2012, the Group has future minimum purchase commitments of RMB2,118,349,000, which included commitments of RMB223,692,000 to Tianjin REnergy Electric Co., Ltd. (“REnergy”), RMB45,078,000 to Ming Yang Longyuan Electric Co., Ltd (“Mingyang Longyuan”), RMB5,735,000 to Zhuhai Secopower Special Type Transformer Co., Ltd. (“Zhuhai Secopower”) and RMB26,455,000 to Mingyang Electrical. The Group expects the raw materials under these purchase agreements to be delivered within 12 months from the reporting date.

Under a license agreement entered into between the Group and a third party in 2008, the purchase price of the exclusive license rights of SCD technology for the manufacture of wind turbines with design capacity of 6MW was EUR12,000,000, of which the Group has made down payment of EUR6,200,000 (RMB57,239,000) as of December 31, 2012 (Note 18). As of December 31, 2012, the Group’s purchase commitment under the license agreement was EUR5,800,000 (RMB47,744,000). The Group has obtained the first batch of documents for this design in 2012. The Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 6MW using SCD technology in 2013.

Pursuant to the license agreement, a clearance will be issued by the third party after the Group enters into the series production stage of the SCD wind turbines with design capacity of 2.5MW or 3MW (the “clearance”), upon which the Group is obligated to pay an advance minimum annual royalty payment of EUR750,000 (RMB7,348,000) and EUR3,000,000 (RMB29,391,000) during the first and second years of production, respectively. The advance minimum annual royalty payment will be EUR8,000,000 (RMB78,377,000) in the third year and onwards. The requirement of advance minimum annual royalty payment for SCD wind turbines with design capacity of 6MW is the same as the SCD wind turbines with design capacity of 2.5MW or 3MW. As of December 31, 2012, the conditions for issuance of the clearance have not been met and the clearance has not been issued by the third party and therefore the Group was not obligated to make any advance minimum annual royalty payment to the third party.

31	Commitments, contingencies and guarantees (continued)

(d)	Bills receivable

In the ordinary course of business, the Group has sold its bills receivable to banks and transferred its bills receivable to its suppliers or vendors as payment or settlement of its liabilities to these parties. According to the relevant laws and regulations in the PRC, bills receivable that have been sold or transferred are subject to limited recourse provision in the event the issuing bank that issued the bills defaults on payment when the bills mature. At the time of the sale and transfer, the Group has determined all the risks and rewards of ownership of the bills receivable have been transferred, and accordingly, the bills receivable are derecognized. The estimated fair value of the limited recourse obligations was determined to be immaterial. The Group did not experience any losses under these limited recourse provisions for the years ended December 31, 2010, 2011 and 2012. The Group recorded the discount from the bills receivable sold to banks of RMB3,711,000, nil and RMB5,273,000, in interest expense in the consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012, respectively. Interest expense on bills receivable discounted to banks is recognized in the period in which the discounting occurs.

As of December 31, 2011 and 2012, bills receivable which have been sold or transferred by the Group but not yet matured and therefore subject to limited recourse are summarized as follows:

	December 31,
	2011 RMB’000	2012 RMB’000
Bills receivable	50,775	85,200

(e)	Guarantees

As of December 31, 2011, the Group provided guarantees for credit facilities and bank loans of Mingyang Electrical, Mingyang Longyuan and Tianjin Technology. At the inception of the guarantees, the Group recognized interest expense with a corresponding credit to a liability for these guarantees of RMB7,032,000 in its consolidated statements of financial position. RMB2,078,000 and RMB2,875,000 of the initial recognized guarantee liability was amortized in profit or loss for the years ended December 31, 2011 and 2012, respectively. As of December 31, 2011, the maximum potential amount of future payments that the Group may be required to make under these guarantees is RMB166,386,000, of which RMB100,000,000 provided for credit facilities and bank loans of Mingyang Electrical and Mingyang Longyuan expired on December 31, 2012 and RMB66,386,000 provided for bank loans of Tianjin Technology expires on November 19, 2016. Management believes it was not probable the Group will be liable for any future payments under these guarantees. No guarantee fees were received by the Group for providing the guarantees to the banks.

During the year ended December 31, 2012, the Group obtained control of Tianjin Technology and held 100% equity interests in Tianjin Technology as of December 31, 2012. As of December 31, 2012, the Group did not provide guarantees to related parties or third parties. The potential amount of future payments that the Group may be required to make under guarantees is nil.

32	Material related party transactions

(a)	The significant related party transactions are summarised as follows:

		Year ended December 31,
	Note	2010 RMB’000	2011 RMB’000	2012 RMB’000
Revenue from sale of wind turbines	(xi), (xii), (xiv) & (xv)	—	—	621,744
Revenue from maintenance services	(i)	3,504	—	—
Revenue from sale of raw materials	(iv) & (xix)	—	3,097	63,649
Transfer of trade receivables	(i)	—	107,174	—
Purchase of raw materials	(i), (iv), (v), (ix) & (x)	513,600	739,105	498,934
Purchase of finished goods	(ix)	—	214,011	—
Processing fee for wind turbines	(ix)	—	—	2,040
Purchase of lease prepayments	(i)	33,351	—	—
Purchase of property, plant and equipment	(i)	56,527	—	—
Rental income	(iv) & (xix)	—	944	1,174
Rental expense	(i), (iii), & (viii)	35,736	29,036	21,491
Income on authorization of wind turbine technologies	(ix)	—	5,000	—
Borrowings from a related party	(vii)	100,000	—	—
Repayment of borrowings to a related party	(vii)	160,000	—	—
Interest expense	(vii)	3,593	—	—
Commission expense	(iii)	5,956	—	—
Advances made to related parties	(i), (ii), (iii), (iv), (vi) (ix), (xi), (xv) & (xvi)	7,810	21,477	108,407
Collection of advances made to related parties	(i), (ii), (iii), (iv) & (vi)	74,677	20,540	21,345
Payment for consideration of asset acquisition	(i)	50,000	57,863	—
Trademark licence fees	(i)	10	10	10
Loan to related parties	(ix) & (xi)	—	5,000	730
Interest income	(xi)	—	—	42
Collection of loan to a related party	(ix)	—	5,000	—
Acquisition of non-controlling interest	(xviii)	8,720	—	—
Receipt of guarantee deposit	(xi)	—	—	24,000

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

The amounts due from and due to related parties are summarised as follows:

	Note	December 31,
		2011 RMB’000	2012 RMB’000
Trade receivables from related parties
Mingyang Electrical	(i)	750	—
Zhongdan Ruihao	(xi)	248,480	8,470
Daqing Dumeng	(xii)	—	189,927
Daqing Dairy Farm	(xiii)	—	18,492
Huitengxile Generator	(xiv)	82,992	14,889
Huifeng New Energy	(xv)	—	23,799

Total trade receivables from related parties		332,222	255,577

Amounts due from related parties
Mingyang Electrical	(i)	649	806
Mingyang Longyuan	(iv)	4,446	2,503
Tianjin Technology	(viii)	2,149	—
Zhuhai Secopower	(x)	1,775	69
Inner Mongolia Equipment	(ix)	55	77,816
Guangdong Redsolar	(xix)	—	73
Zhongdan Ruihao	(xi)	—	5,132
Huifeng New Energy	(xv)	—	4,000
Xinjiang Wanbang	(xvi)	—	18

Total amounts due from related parties		9,074	90,417

Amounts due to related parties
Mingyang Electrical	(i)	11,269	35,758
Mingyang Energy Investment	(iii)	1,037	—
Mingyang Longyuan	(iv)	58,116	29,106
REnergy	(v)	468,203	105,081
Zhuhai Secopower	(x)	3,774	9,467
Inner Mongolia Equipment	(ix)	106,092	35,192
Guangdong Redsolar	(xix)	—	5,531
Inner Mongolia Wind Power	(xvii)	—	10,010
Zhongdan Ruihao	(xi)	—	24,000
Xinjiang Wanbang	(xvi)	—	18,960

Total amounts due to related parties		648,491	273,105

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

(i)	Mingyang Electrical is the non-controlling interest holder of Guangdong Mingyang, and an entity controlled by Zhang Chuanwei, the Chief Executive Officer and Chairman of the Board of Directors of the Company.

For the years ended December 31, 2010, 2011 and 2012, the transactions between the Group and Mingyang Electrical included: (1) provision of maintenance services; (2) purchase of raw materials, lease prepayments, and property, plant and equipment; (3) operating lease of plant and buildings; (4) interest-free advances provided to Mingyang Electrical and collection of the advances; (5) acquisition of subsidiaries from Mingyang Electrical; (6) transfer of trade receivables; and (7) trademark license fees.

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

The Group provided maintenance services to Mingyang Electrical and recognized maintenance revenue of RMB3,504,000 for the year ended December 31, 2010.

In 2011, the Group entered into supplemental agreements with Mingyang Electrical and third-party customers for the two outstanding wind turbine sale agreements whereby the Group would collect the outstanding receivable for the delivery of wind turbines and provision of maintenance services of RMB107,174,000 from the third- party customers directly. The revenue from maintenance services provided to Mingyang Electrical was nil for the years ended December 31, 2011 and 2012. The trade receivables due from Mingyang Electrical were RMB750,000 and nil as of December 31, 2011 and 2012, respectively.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

(i)	(continued)

The Group purchased raw materials of RMB2,238,000, RMB11,270,000 and RMB45,569,000 from Mingyang Electrical for the years ended December 31, 2010, 2011 and 2012, respectively.

During the year ended December 31, 2010, the Group acquired from Mingyang Electrical the exclusive right to use two pieces of land at a consideration of RMB33,351,000. The Group also acquired the manufacturing plant erected on one of the above mentioned land at a consideration of RMB55,399,000. Further, the Group purchased certain machinery of RMB1,128,000 from Mingyang Electrical during 2010.

The Group leased plant and buildings from Mingyang Electrical under operating lease agreements. The lease term is normally one year, and can be renewed upon maturity. The operating lease agreements contain no bargain purchase option or bargain renewal option. The rent expense under these operating lease agreements amounted to RMB8,367,000 and RMB2,866,000 for the years ended December 31, 2010 and 2011, respectively. In September 2011, the Group acquired the plant and buildings through the acquisition of 100% equity interests of Zhongshan Investment from Mingyang Electrical. Therefore, the rent expense was nil for the year ended December 31, 2012.

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

During the years ended December 31, 2011 and 2012, the Group provided interest-free advances of RMB717,000 and RMB806,000 respectively to Mingyang Electrical, and has collected RMB68,000 and RMB649,000 of the advances during 2011 and 2012, respectively.

As of December 31, 2011, the amount due from Mingyang Electrical represented the unpaid balance of interest-free advances of RMB649,000, and the amount due to Mingyang Electrical of RMB11,269,000 represented payable for purchase of raw materials of RMB11,249,000 and payable for trademark license fees of RMB20,000.

As of December 31, 2012, the amount due from Mingyang Electrical represented the unpaid balance of interest-free advances of RMB806,000, and the amount due to Mingyang Electrical of RMB35,758,000 represented payable for purchase of raw materials of RMB35,728,000 and payable for trademark license fees of RMB30,000.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

(ii)	During the year ended December 31, 2010, the Group provided interest-free advances of RMB6,588,000, which did not have a fixed term of repayment and was recoverable upon demand to certain key management personnel. All of the advances were collected as of December 31, 2010. During the years ended December 31, 2011 and 2012, no interest-free advances were provided by the Group.

(iii)	Mingyang Energy Investment is an entity 99% owned by Zhang Chuanwei.

The Group entered into a one-year lease agreement with Mingyang Energy Investment in March 2009 for the lease of building, which was renewed in March 2010 for another year and terminated in March 2011. The rent expense under this operating lease agreement amounted to RMB2,971,000 and RMB381,000 for the years ended December 31, 2010 and 2011, respectively.

In 2010, Mingyang Energy Investment assisted the Group entering into certain wind turbine sale agreements, including the provision of financing arrangement services to related customers. Pursuant to the above arrangements between the Group and Mingyang Energy Investment, upon receipt of the payment from the customers, the Group would pay a commission to Mingyang Energy Investment equal to an amount ranging from 1.4% to 3% of the payments that the customers made to the Group. The commission expense under these agreements were RMB5,956,000 for the year ended December 31, 2010 and were nil for the years ended December 31, 2011 and 2012.

During the years ended December 31, 2010, 2011 and 2012, the Group provided RMB758,000, RMB20,135,000 and RMB20,687,000 interest-free advances, respectively, to Mingyang Energy Investment. The advances were collected as of December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2011, the amount due to Mingyang Energy Investment of RMB1,037,000 represented miscellaneous expenditure paid by Mingyang Energy Investment on behalf of the Group. The amount was settled during the year ended December 31, 2012.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

(iv)	Mingyang Longyuan is a wholly owned subsidiary of Mingyang Electrical.

During the years ended December 31, 2010, 2011 and 2012, the Group purchased raw materials of RMB5,236,000, RMB114,376,000 and RMB37,232,000 from Mingyang Longyuan, respectively.

During the year ended December 31, 2011, the Group sold raw materials of RMB3,097,000 to Mingyang Longyuan.

The Group leases certain portion of its plant and buildings to Mingyang Longyuan under operating lease agreements that expire in 2014. The rent income under these operating lease agreements amounted to RMB944,000 and RMB734,000 for the years ended December 31, 2011 and 2012, respectively.

During the years ended December 31, 2010, 2011 and 2012, the Group provided interest-free advances of RMB417,000, RMB570,000 and RMB775,000 to Mingyang Longyuan, respectively. The Group has collected RMB964,000, RMB337,000 and RMB9,000 of the interest-free advances from Mingyang Longyuan during the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2011, the amount due from Mingyang Longyuan of RMB4,446,000 represented receivable for sales of raw materials of RMB3,097,000, receivable for rental and utility of RMB944,000 and the unpaid balance of interest-free advances of RMB405,000. The amount due to Mingyang Longyuan of RMB58,116,000 represented payable for purchase of raw materials.

As of December 31, 2012, the amount due from Mingyang Longyuan of RMB2,503,000 represented receivable for rental of RMB1,332,000 and the unsettled balance of interest-free advances of RMB1,171,000, and the amount due to Mingyang Longyuan of RMB29,106,000 represented payable for purchase of raw materials.

(v)	REnergy is an entity controlled by Zhang Chuanwei.

The Group purchased raw materials of RMB506,126,000, RMB601,896,000 and RMB404,718,000 from REnergy during the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2011 and 2012, the amount due to REnergy of RMB468,203,000 and RMB105,081,000, respectively, represented payable for purchase of raw materials.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

(vi)	Tianjin Mingyang New Energy Investment Co., Ltd. (“Tianjin New Energy”) is 100% owned by Zhang Chuanwei.

During the year ended December 31, 2010, the Group provided interest-free advances of RMB46,610 to Tianjin New Energy. The amount was settled during 2011.

(vii)	Zhongshan Mingyang Electrical Appliances Co., Ltd. (“Mingyang Electrical Appliances”) is an entity wholly owned by Zhang Chuanwei.

On April 9, 2009, the Group borrowed RMB160,000,000 from Mingyang Electrical Appliances under a short-term loan agreement for its working capital and business expansion purposes. This short-term borrowing was unsecured and matured on April 8, 2010. It carried an aggregate interest rate of 14.5% with reference to the interest rate of 7.2% payable by Mingyang Electrical Appliances to a trust company and 7.3% in respect of its related consulting service agreement that Mingyang Electrical Appliances had entered into with a commercial bank. Mingyang Electrical Appliances pledged its equity interests in Mingyang Electrical to the bank for the purpose of this loan. In December 2009, as agreed with Mingyang Electrical Appliances, the Group early repaid a principal amount of RMB100,000,000 under this loan. In January 2010, the Group borrowed an additional RMB100,000,000 from Mingyang Electrical Appliances. This loan mirrored the terms of the previous loan the Group entered into with Mingyang Electrical Appliances in 2009 and carried an interest rate of 14.5% per annum and was unsecured and payable on demand. The interest expense for the loan during the year ended December 31, 2010 was RMB3,593,000. The Group repaid all the borrowings of RMB160,000,000 and related interest to Mingyang Electrical Appliances in full in March 2010.

(viii)	Tianjin Technology was an associate of the Group, and became a subsidiary of the Group in October 2012 (Note 4(e)).

In January 2010, the Group entered into certain operating lease agreements with Tianjin Technology for the lease of plant and buildings. The rent expense under these lease agreements were RMB24,398,000 and RMB25,789,000 for the years ended December 31, 2010 and 2011, respectively. The rent expense under these lease agreements was RMB21,491,000 for the first 10 months of 2012.

As of December 31, 2011, the amount due from Tianjin Technology of RMB2,149,000 represented the deposit for the rent of the properties.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

(ix)	Inner Mongolia Equipment is an associate of the Group.

On March 8, 2011, the Group provided a short-term loan of RMB5,000,000 to Inner Mongolia Equipment. This short-term loan had a maturity of two months and bore an interest rate same as stipulated by People’s Bank of China for the corresponding period. The loan was repaid on May 9, 2011.

During the year ended December 31, 2011, Inner Mongolia Equipment entered into two wind turbine sale agreements with third-party customers. Later in 2011, the Group entered into a three-party agreement with Inner Mongolia Equipment and the third-party customers, pursuant to which the Group would purchase wind turbines of RMB214,011,000 from Inner Mongolia Equipment, deliver the wind turbines to the third-party customers and provide maintenance services for the wind turbines during the warranty period. During the year ended December 31, 2012, Inner Mongolia Equipment paid the delivery expense for the above wind turbines of RMB767,000 on behalf of the Group.

During the year ended December 31, 2012, the Group engaged Inner Mongolia Equipment to process wind turbines for a wind farm project, and was charged a processing fee of RMB2,040,000.

During the year ended December 31, 2011, the Group purchased raw materials of RMB129,000 from Inner Mongolia Equipment.

During 2010, a prepayment was made by Inner Mongolia Equipment to the Group for licence of the unpatented technology for the manufacturing of wind turbines. During the year ended December 31, 2011, the Group granted the licence mentioned above to Inner Mongolia Equipment and recognized other income of RMB5,000,000.

During the years ended December 31, 2011 and 2012, the Group provided interest-free advances of RMB55,000 and RMB77,761,000, respectively, to Inner Mongolia Equipment. As of December 31, 2011 and 2012, the amount due from Inner Mongolia Equipment of RMB55,000 and RMB77,816,000, respectively, represented the unpaid balance of the above advances.

As of December 31, 2011, the amount due to Inner Mongolia Equipment of RMB106,092,000 represented payable for purchase of wind turbines. As of December 31, 2012, the amount due to Inner Mongolia Equipment of RMB35,192,000 represented unsettled payable for purchase of wind turbines of RMB32,234,000 in 2011, unsettled payable for purchase of raw materials of RMB151,000 in 2011, wind turbines processing fee of RMB2,040,000, and payable of RMB767,000 that Inner Mongolia Equipment paid on behalf of the Group.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

(x)	Zhuhai Secopower is a subsidiary of Mingyang Longyuan.

During the years ended December 31, 2011 and 2012, the Group purchased raw materials of RMB11,434,000 and RMB11,415,000, respectively, from Zhuhai Secopower.

As of December 31, 2011 and 2012, the amount due from Zhuhai Secopower of RMB1,775,000 and RMB69,000, respectively, represented prepayment for purchase of raw materials, and the amount due to Zhuhai Secopower of RMB3,774,000 and RMB9,467,000, respectively, represented payable for purchase of raw materials.

(xi)	Zhongdan Ruihao is a jointly controlled entity of the Group.

During the year ended December 31, 2011, the Group entered into a wind turbine sale agreement with Zhongdan Ruihao, for which the Group recognized revenue of RMB160,678,000 during 2012. As of December 31, 2011, trade receivables due from Zhongdan Ruihao amounted to RMB248,480,000, representing trade receivables arising from wind turbines delivered to and accepted by Zhongdan Ruihao. As of December 31, 2012, the RMB8,470,000 represented trade receivables from the sales of wind turbines.

During the year ended December 31, 2012, the Group provided interest-free advances of RMB4,360,000 to Zhongdan Ruihao. The Group also provided a short-term loan of RMB730,000 to Zhongdan Ruihao. This short-term loan bore an interest rate of 7.2% per annum. The interest income for the year ended December 31, 2012 amounted to RMB42,000.

As of December 31, 2012, the amount due to Zhongdan Ruihao of RMB24,000,000 represented the guarantee deposit payable to Zhongdan Ruihao. During the year ended December 31, 2012, the Group pledged RMB24,000,000 as security for Zhongdan Ruihao’s bank loan (Note 20). To mitigate the Group’s risk exposure, the Group received the same amounts from Zhongdan Ruihao.

(xii)	Daqing Dumeng is a jointly controlled entity of the Group.

During the year ended December 31, 2011, certain of the Group’s wind turbines were delivered to and accepted by Zhongdan Ruihao, a related party of Daqing Dumeng, on behalf of Daqing Dumeng, for which the Group recognized RMB123,740,000 trade receivables from Zhongdan Ruihao. During the year ended December 31, 2012, the Group recognized revenue of RMB160,690,000 for sales of wind turbines to Daqing Dumeng. As of December 31, 2012, the trade receivables from the transaction was RMB189,927,000.

(xiii)	Daqing Dairy Farm is a jointly controlled entity of the Group.

During the year ended December 31, 2012, the Group entered into a wind turbine sale agreement with Daqing Dairy Farm. Pursuant to the agreement, certain wind turbines were delivered to and accepted by Daqing Dairy Farm during the year, for which the Group recorded trade receivables of RMB18,492,000 from Daqing Dairy Farm as of December 31, 2012.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarised as follows (continued):

(xiv)	Huitengxile Generator is a jointly controlled entity of the Group.

During the year ended December 31, 2011, the Group entered into a wind turbine sale agreement with Huitengxile Generator, for which the Group recognized revenue of RMB148,803,000 during 2012. As of December 31, 2011, trade receivables due from Huitengxile Generator amounted to RMB82,992,000, representing trade receivables arising from wind turbines delivered to and accepted by Huitengxile Generator. As of December 31, 2012, the RMB14,889,000 represented trade receivables from the sales of wind turbines.

(xv)	Huifeng New Energy is a jointly controlled entity of the Group.

During the year ended December 31, 2011, the Group entered into a wind turbine sale agreement with Huifeng New Energy, for which the Group recognized revenue of RMB151,573,000 during 2012. As of December 31, 2012, the RMB23,799,000 represented trade receivables from the sales of wind turbines.

As of December 31, 2012, the Group provided interest-free advances of RMB4,000,000 to Huifeng New Energy.

(xvi)	Xinjiang Wanbang is a jointly controlled entity of the Group.

As of December 31, 2012, the amount due from Xinjiang Wanbang of RMB18,000 represented interest-free advances, and the amount due to Xinjiang Wanbang of RMB18,960,000 represented receipt in advance for a wind farm project.

(xvii)	Inner Mongolia Wind Power is a jointly controlled entity of the Group.

As of December 31, 2012, the amount due to Inner Mongolia Wind Power of RMB10,010,000 represented receipt in advance of RMB10,000,000 for a wind farm project and other payable of RMB10,000.

(xviii)	Jilin Datong previously owned 20% equity interests in Jilin Mingyang. In April 2010, Guangdong Mingyang acquired the 20% equity interests of Jilin Mingyang from Jilin Datong at a consideration of RMB8,720,000.

(xix)	Guangdong Redsolar Photovoltaic Tech Co., Ltd. (“Guangdong Redsolar”) is an entity controlled by Zhang Chuanwei.

During the year ended December 31, 2012, the Group and Guangdong Redsolar entered into a sale and purchase agreement for raw materials, according to which the Group sold raw materials of RMB63,649,000 to Guangdong Redsolar. As of December 31, 2012, the amount due to Guangdong Redsolar of RMB5,531,000 represented receipt in advance from Guangdong Redsolar for purchase of raw materials.

The Group leases certain plant and buildings to Guangdong Redsolar under an operating lease agreement that was entered into in June 2012. The lease agreement will expire on December 31, 2014. The rent income under the operating lease agreement amounted to RMB440,000 for the year ended December 31, 2012. As of December 31, 2012, the amount due from Guangdong Redsolar of RMB73,000 represented receivable from rent income.

32	Material related party transactions (continued)

(b)	Directors and key management personnel’s remuneration

The remuneration of directors and key management personnel for the years ended December 31, 2010, 2011 and 2012 is set out below:

	Salary RMB’000	Discretionary bonus and other benefits# RMB’000	Equity-settled share-based payment RMB’000	Total RMB’000
2010
Directors *	1,552	201	—	1,753
Key management personnel	4,747	534	14,527	19,808

	6,299	735	14,527	21,561

2011
Directors *	2,854	580	—	3,434
Key management personnel	5,800	977	48,255	55,032

	8,654	1,557	48,255	58,466

2012
Directors *	3,000	285	—	3,285
Key management personnel	5,980	602	18,872	25,454

	8,980	887	18,872	28,739

#	Other benefits mainly include the payment to the defined contribution pension plans and other compulsory social security funds.

*	For the year ended December 31, 2010, the amount did not include the commissions of RMB5,956,000 and other expenses paid to affiliates of Zhang Chuanwei. No such commissions or expenses were paid during the years ended December 31, 2011 and 2012.

33	Subsidiaries

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

Name of subsidiary	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2012	Effective percentage of equity interests as of December 31,		Principal activities
			in thousands	2011	2012
Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”)	2(b)	Zhongshan	RMB548,367	99.16%	99.16%	Manufacture and sale of wind turbines
Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”)		Tianjin	RMB72,000	99.16%	99.16%	Manufacture of wind turbine blades
Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”)		Zhongshan	RMB50,000	99.16%	99.16%	Manufacture of wind turbine blades
Jilin Mingyang Wind Power Technology Co., Ltd. (“Jilin Mingyang”)		Jilin	RMB100,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades
Jiangsu Mingyang Wind Power Technology Co., Ltd. (“Jiangsu Mingyang”)		Jiangsu	RMB240,000	59.50%	59.50%	Manufacture and sale of wind turbines
Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”)		Tianjin	RMB240,000	99.16%	99.16%	Manufacture of wind turbine components
Ming Yang Wind Power European R&D Center Limited Company (“Mingyang European”)		Denmark	DKK125	99.16%	99.16%	Research and development of wind turbine technology
Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)		Zhongshan	RMB50,000	99.16%	99.16%	Manufacture of wind turbine components
Ming Yang Wind Power USA Inc. (“Mingyang USA”)		United States	US$0.01	99.16%	99.16%	Sale of wind turbines
Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd. (“Tianjin Investment”)		Tianjin	US$200,000	100%	100%	Investment activities
Shuangliao Mingyang New Energy Equipment Co., Ltd. (“Shuangliao Equipment”)		Jilin	RMB1,000	99.16%	99.16%	Sale of wind turbines
Taonan Mingyang New Energy Equipment Co., Ltd. (“Taonan Equipment”)		Jilin	RMB1,000	99.16%	99.16%	Sale of wind turbines
Baicheng Mingyang New Energy Equipment Co., Ltd. (“Baicheng Equipment”)		Jilin	RMB1,000	99.16%	99.16%	Sale of wind turbines

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Name of subsidiary	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2012	Effective percentage of equity interests as of December 31,		Principal activities
			in thousands	2011	2012
Da’an Mingyang New Energy Equipment Co., Ltd. (“Da’an Equipment”)	(ii)	Jilin	RMB1,000	—	99.16%	Sale of wind turbines
Ming Yang Wind Power (International) Co., Limited (“Mingyang International”)		Hong Kong	US$30,000	100%	100%	Investment activities
Gansu Mingyang New Energy Technology Co., Ltd. (“Gansu Technology”)		Gansu	RMB50,000	99.16%	99.16%	Manufacture and sale of wind turbines
Zhongshan Ruiyang Investment Management Co., Ltd. (“Zhongshan Investment”)		Zhongshan	RMB30,000	99.16%	99.16%	Manufacture and sale of wind turbines
Guizhou Mingyang Wind Power Technology Co., Ltd. (“Guizhou Mingyang”)		Guizhou	RMB20,000	99.16%	99.16%	Manufacture and sale of wind turbines
Guangdong Mingyang New Energy Technology Co., Ltd. (“Mingyang New Energy”)	(iii)	Yangjiang	RMB10,000	—	99.16%	Manufacture and sale of wind turbines
Yunnan Mingyang Wind Power Technology Co., Ltd. (“Yunnan Mingyang”)	(iv)	Yunnan	RMB10,000	—	99.16%	Manufacture and sale of wind turbines
Inner Mongolia Fengchangyuan New Energy Development Co., Ltd. (“Fengchangyuan New Energy”)	4(d)	Inner Mongolia	RMB5,000	—	99.16%	Operation of a wind farm
Mingyang Holdings (Singapore) Pte. Ltd. (“Mingyang Singapore”)	(v)	Singapore	US$0.1	—	98%	Investment activities
Gaozhou Mingyang New Energy Investment Development Co., Ltd. (“Gaozhou Mingyang”)	(vi)	Gaozhou	RMB5,000	—	99.16%	Manufacture and sale of wind turbines
Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”)	4(e)	Tianjin	RMB83,000	34.94%	99.16%	Leasing, manufacture and sale of wind turbines
Global Wind Power Limited (“Global Wind”)	4(f)	India	INR648,874	—	49%	Manufacture and sale of wind turbines
Global Wind Infrastructure and Services Private Limited (“Global Infrastructure”)	(vii)	India	INR100	—	49%	Wind farm operating service

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Notes:

(i)	The official names of the above consolidated subsidiaries in Chinese are translated into English for the purpose of these consolidated financial statements.

(ii)	Da’an Equipment was incorporated on July 3, 2012 by Jilin Mingyang with a registered capital of RMB1,000,000. As of December 31, 2012, Jilin Mingyang owned 100% equity interests in Da’an Equipment.

(iii)	Mingyang New Energy was incorporated on June 19, 2012 by Guangdong Mingyang and Zhongshan Blade with a registered capital of RMB50,000,000. As of December 31, 2012, Guangdong Mingyang has made capital payment of RMB10,000,000. As of December 31, 2012, Guangdong Mingyang and Zhongshan Blade owned 99% and 1% equity interests in Mingyang New Energy, respectively.

(iv)	Yunnan Mingyang was incorporated on July 26, 2012 by Guangdong Mingyang and Zhongshan Blade with a registered capital of RMB50,000,000. As of December 31, 2012, Guangdong Mingyang and Zhongshan Blade have made capital payment of RMB9,900,000 and RMB100,000, respectively. As of December 31, 2012, Guangdong Mingyang and Zhongshan Blade owned 99% and 1% equity interests in Yunnan Mingyang, respectively.

(v)	Mingyang Singapore was incorporated on June 29, 2012 by Mingyang International and two natural persons (“the Nominees”) with a registered capital of US$100. As of December 31, 2012, Mingyang International and the Nominees owned 98% and 2% equity interests in Mingyang Singapore, respectively.

(vi)	Gaozhou Mingyang was incorporated on October 31, 2012 by Guangdong Mingyang with a registered capital of RMB50,000,000. As of December 31, 2012, Guangdong Mingyang owned 100% equity interests in Gaozhou Mingyang.

(vii)	Global Infrastructure is a wholly-owned subsidiary of Global Wind.

34	Subsequent events

On April 12, 2013, the Group disposed all of the equity securities of a public traded company in Hong Kong (Note 15) for an aggregate consideration of approximately RMB221,986,000.