Form 20-F
period 2013-12-31
CHINA MING YANG WIND POWER GROUP LTD
filed 2014-04-30
CIK 1500689

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Calvin Lau

Chief Financial Officer

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Tel: (86) 760-2813-8666

Fax: (86) 760-2813-8709

E-mail: Calvin.Lau@mywind.com.cn

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 122,520,203 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

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

The following selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated statement of financial position data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report.

The selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the selected consolidated statement of financial position data as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements, which are not included in this annual report.

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

	Year ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenue	1,172,692	5,517,837	5,515,819	2,893,100	2,844,830	469,932
Cost of sales	(1,096,724)	(4,430,472)	(4,522,685)	(2,523,337)	(2,582,551)	(426,607)
Gross profit	75,968	1,087,365	993,134	369,763	262,279	43,325
Selling and distribution expenses	(90,862)	(149,152)	(227,766)	(174,807)	(219,890)	(36,323)
Administrative expenses	(67,475)	(150,775)	(261,944)	(384,102)	(445,883)	(73,655)
Research and development expenses	(52,789)	(43,061)	(85,305)	(85,821)	(102,568)	(16,943)
Impairment loss on goodwill and other intangible assets	—	—	—	—	(179,661)	(29,678)
(Loss)/profit from operations	(134,890)	762,542	454,314	(189,137)	(640,770)	(105,848)
Net finance expenses	(49,577)	(35,100)	(91,278)	(104,094)	(81,522)	(13,466)
(Loss)/profit before income tax	(184,621)	730,058	365,311	(300,627)	(725,850)	(119,902)
Income tax (expense)/benefit	(38,495)	(20,870)	(73,018)	(213)	78,417	12,954
(Loss)/profit for the year	(223,116)	709,188	292,293	(300,840)	(647,433)	(106,948)
(Loss)/profit attributable to:
Shareholders of the Company	(221,313)	702,135	292,993	(281,874)	(504,179)	(83,284)
Non-controlling interests	(1,803)	7,053	(700)	(18,966)	(143,254)	(23,664)
Basic and diluted (loss)/earnings per share	(2.21)	6.61	2.35	(2.31)	(4.12)	(0.68)
Weighted average number of shares used in computation—basic and diluted (1)	100,000,000	106,250,000	124,450,310	121,869,607	122,408,098	122,408,098

(1)	The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted (loss)/earnings per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, (ii) our reorganization which was completed in May 2010, and (iii) our incorporation in February 2009, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Property, plant and equipment	152,455	351,312	497,777	1,053,307	1,001,678	165,465
Intangible assets	22,241	86,334	74,837	427,681	195,816	32,346
Lease prepayments	16,113	66,342	207,321	356,932	352,142	58,170
Investments in associates	28,846	41,362	43,637	9,166	25,608	4,230
Investments in joint ventures	—	—	255,870	691,837	795,848	131,465
Other investments	—	—	—	7,144	30,197	4,988
Trade and other receivables	57,461	231,003	462,961	930,424	934,364	154,347
Prepayments	51,484	16,495	40,290	66,024	120,276	19,868
Deferred tax assets	2,820	77,366	134,386	174,024	224,843	37,141
Total non-current assets	331,420	870,214	1,717,079	3,716,539	3,680,772	608,020
Financial assets at fair value through profit or loss	—	—	—	168,139	—	—
Inventories	1,972,993	1,895,205	1,837,821	2,028,435	2,235,459	369,272
Trade and other receivables	1,627,025	2,895,802	5,203,995	4,224,375	4,210,955	695,600
Prepayments	123,370	201,141	91,022	199,970	115,317	19,049
Other current assets	—	—	5,239	7,511	35,301	5,831
Pledged bank deposits	145,995	131,967	252,795	276,651	246,608	40,737
Cash and cash equivalents	722,233	2,485,972	1,339,496	1,319,694	811,848	134,108
Total current assets	4,633,616	7,621,531	8,730,368	8,224,775	7,655,488	1,264,597
Total assets	4,965,036	8,491,745	10,447,447	11,941,314	11,336,260	1,872,617
Issued share capital	—	850	850	850	850	140
Reserves for own shares	—	—	(42,108)	(55,113)	(44,628)	(7,372)
Capital reserves	1,288,756	3,514,932	3,627,441	3,670,380	3,693,726	610,160
Translation reserves	—	(19,156)	(58,358)	(61,191)	(74,223)	(12,260)
(Accumulated losses)/retained earnings	(741,417)	(39,282)	253,711	(28,163)	(532,342)	(87,937)
Total equity attributable to shareholders of the Company	547,339	3,457,344	3,781,536	3,526,763	3,043,383	502,731
Non-controlling interests	29,450	69,853	117,153	110,787	(28,063)	(4,636)
Total equity	576,789	3,527,197	3,898,689	3,637,550	3,015,320	498,095
Bank borrowings	—	—	—	354,437	104,015	17,182
Bond payable	—	—	—	986,206	992,664	163,976
Deferred tax liabilities	1,647	—	2,209	86,969	52,102	8,607
Provisions	19,154	112,726	206,293	212,064	154,491	25,520
Trade and other payables	20,140	38,525	120,243	83,553	132,389	21,869
Deferred income	3,723	115,468	175,215	280,024	253,849	41,933
Total non-current liabilities	44,664	266,719	503,960	2,003,253	1,689,510	279,087
Trade and other payables	2,203,118	3,632,542	4,595,516	3,811,342	4,230,737	698,868
Bank and other borrowings	181,673	480,000	632,000	1,685,685	1,283,055	211,946
Income tax payable	33,748	43,506	35,908	9,789	9,155	1,512
Provisions	22,364	98,391	146,774	178,425	249,559	41,224
Deferred income	3,054	11,381	27,783	34,088	41,328	6,827
Deferred revenue	1,899,626	432,009	606,817	581,182	817,596	135,058
Total current liabilities	4,343,583	4,697,829	6,044,798	6,300,511	6,631,430	1,095,435
Total liabilities	4,388,247	4,964,548	6,548,758	8,303,764	8,320,940	1,374,522
Total equity and liabilities	4,965,036	8,491,745	10,447,447	11,941,314	11,336,260	1,872,617

	Year Ended December 31,
	2009	2010	2011	2012	2013
Other Consolidated Financial Data (in percentages)
Gross margin	6.5	19.7	18.0	12.8	9.2
Operating margin	(11.5)	13.8	8.2	(6.5)	(22.5)
Net margin	(19.0)	12.9	5.3	(10.4)	(22.8)
Selected Operating Data (in units of wind turbines)
New orders signed (1)	574	1,099	974	481	1,092
Total deliveries (2)(3)	378	610	1,090	472	614
Total commissioned and revenue recognized (4)	152	802	980	518	549
Order book (5)(6)	990	1,287	1,281	1,244	1,787

(1)	Includes 16, 1 and 10 units of SCD wind turbines contracted in 2011, 2012 and 2013, respectively.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Includes 11, 5 and nil units of SCD wind turbines delivered in 2011, 2012 and 2013, respectively.
(4)	Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. A durability test is conducted following commissioning.
(5)	Represents cumulative orders signed for which revenue has not been recognized.
(6)	Includes 66, 50 and 60 units of SCD wind turbines as of December 31, 2011, 2012 and 2013, respectively.

	Year Ended December 31,
	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRSs Financial Data
Adjusted EBITDA(1)	839,229	628,320	(69,131)	(470,864)	(77,781)

(1)	EBITDA refers to earnings before net finance expense, income tax expense/(benefit) and depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expenses.

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

The use of Adjusted EBITDA has certain limitations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense, income tax expense/(benefit), interest expense and interest income as well as share-based compensation expenses have been and will be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization expense, interest expense and interest income, income tax expense/(benefit), capital expenditures as well as share-based compensation expenses and other relevant items both in our reconciliations to IFRSs financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term Adjusted EBITDA is not defined under IFRSs, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with IFRSs. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with IFRSs. In addition, our Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

The following table is a reconciliation of Adjusted EBITDA to (loss)/profit for the year, the most directly comparable financial measure calculated and presented in accordance with IFRSs:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
(Loss)/profit for the year	(223,116)	709,188	292,293	(300,840)	(647,433)	(106,948)
Income tax expense/(benefit)	38,495	20,870	73,018	213	(78,417)	(12,954)
Net finance expense	49,577	35,100	91,278	104,094	81,522	13,466
Depreciation and amortization	27,628	39,626	59,222	84,463	140,219	23,163
EBITDA	(107,416)	804,784	515,811	(112,070)	(504,109)	(83,273)
Share-based compensation expenses	—	34,445	112,509	42,939	33,245	5,492
Adjusted EBITDA	(107,416)	839,229	628,320	(69,131)	(470,864)	(77,781)

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2013, which was RMB6.0537 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 25, 2014, the noon buying rate was RMB6.2534 to US$1.00.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average (1)	Low	High
	(RMB per $1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 25)	6.2534	6.2196	6.2534	6.1966

Source:	For all periods prior to January 1, 2009, the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

In addition, all translations of Euro to U.S. dollars have been made at the noon buying rate on December 31, 2013, which was €0.7257 to US$1.00. The noon buying rate on April 25, 2014 was €0.7226 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenue.

We currently derive a substantial portion of our revenue from a limited number of customers, which are primarily Chinese national or regional large electric power producers, including the five largest state-owned power producers. In the year ended December 31, 2011, our top three customers in terms of revenue recognized, namely China Huaneng Group, or Huaneng, China Datang Corporation, or China Datang, and China Huadian Corporation, or Huadian, together with their respective affiliates, contributed approximately 44.0%, 25.8% and 7.6% of our total revenue, respectively. In the year ended December 31, 2012, our top three customers in terms of revenue recognized, namely Huadian, Daqing Longjiang Wind Power Generating Co. Ltd., or Daqing Longjiang, and Huaneng, together with their affiliates, contributed approximately 27.9%, 11.1% and 10.4% of our total revenue, respectively. In the year ended December 31, 2013, our top three customers in terms of revenue recognized, Huaneng, Da’an Runfeng Energy Development Ltd. and Shanghai Chengrui Investment Ltd., together with their affiliates, contributed approximately 22.1%, 10.3% and 8.3% of our total revenue, respectively.

Since our inception in June 2006 through December 31, 2013, we had entered into sales contracts for a total of 4,804 units of wind turbines with 45 end customers. Huaneng, our largest customer in terms of total power output, together with its affiliates, accounted for 1,094 units of wind turbines contracted as of December 31, 2013. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. Dependence on a few significant customers will continue to make it difficult for us to satisfactorily negotiate attractive prices for our products and will continue to expose us to the risks of substantial losses if a single, dominant customer stops conducting business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue and have a material and adverse effect on our financial condition, results of operations and prospects:

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

In addition, a significant portion of our outstanding trade receivables is derived from sales to a limited number of customers. Our largest and the second largest trade receivable balance (after allowance for doubtful debts) were due to us from Huaneng and China Datang, respectively, in the amount of RMB1,032.9 million (US$170.6 million) and RMB623.0 million (US$102.9 million), respectively, representing approximately 24.3% and 14.7%, respectively, of the total trade receivables as of December 31, 2013. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our business prospects highly depend on the acceptance and marketability of our new wind turbines utilizing the SCD technology, or the SCD wind turbines.

We have obtained exclusive license rights from aerodyn Asia Co., Ltd., or aerodyn Asia, an affiliate of aerodyn Energiesysteme GmbH, or aerodyn Energiesysteme, to manufacture and distribute wind turbines utilizing its advanced SCD technology in China, namely SCD wind turbines, with a rated power capacity ranging from 2.5MW to 3.0MW, or the 2.5/3.0MW SCD wind turbines, and a rated power capacity of 6.0MW, or the 6.0MW SCD wind turbines. The SCD technology is a new technology and we are not aware of any commercially available wind turbines utilizing this technology in China. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 which was connected to grid at the end of 2010. We commenced the first small-batch production of the 2.5/3.0MW SCD wind turbines in early 2011 and the major components for 6.0MW SCD wind turbine prototype have been ordered. Therefore, we have completed in-house testing for the generator and have commenced the assembly for the gearbox. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the preparation for installation was commenced in 2013. We expect to finish the installation in mid of 2014. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. We may be unable to timely deliver and install our SCD wind turbines in a commercial scale in the future and the SCD wind turbines may perform below expectations. For instance, we have finished the design work for the 58.5 meter diameter carbon rotor blades for SCD3.0MW wind turbine, which is designed and suitable for low wind speed areas. However, we intentionally postponed the commercial manufacturing of this carbon blade and SCD wind turbine modification given the current high manufacturing costs.

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

We were founded as a subsidiary of Mingyang Electrical and commenced operations in June 2006. Our limited operating history provides a limited basis for you to evaluate the viability and sustainability of our business. We successfully installed our first wind turbine prototype in October 2007 in Guangdong Province and we made our first commercial delivery of wind turbines in May 2008 to a wind farm located in Inner Mongolia. We delivered 1,090 units, 472 units and 614 units of wind turbines in 2011, 2012 and 2013, respectively, of which 980 units, 518 units and 549 units were commissioned and revenue recognized. Our revenue in 2011, 2012 and 2013 from the sales of wind turbines was RMB5,438.1 million, RMB2,649.7 million and RMB2,688.8 million (US$444.1 million), respectively.

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

We incurred a loss of RMB223.1 million in 2009 and became profitable in the first quarter of 2010 and generated net profit in the amount of RMB709.2 million and RMB292.3 million in 2010 and 2011, respectively. We incurred a loss of RMB300.8 million and RMB647.4 million (US$106.9 million) for the years of 2012 and 2013, respectively, primarily due to the significant decrease in the total number wind turbines commissioned in a volatile and competitive economic environment and the decrease in the average selling prices of wind turbines we delivered during this period. We cannot assure you that we will be able to sustain profitability in the future. Our ability to maintain and increase profitability depends, to a significant extent, on our ability to continue to grow our business and to control our costs, which is subject to the risks and uncertainties associated with our business.

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

Our order book comprises firm purchase orders for our wind turbines for particular wind farms under sales contracts that specify the delivery of wind turbines at predetermined intervals over a period of several months and payments to us in installments. However, there can be no assurance that such orders will not be cancelled, delayed or reduced, or that our customers will perform in full their payment and other obligations in accordance with the sales contracts. Adverse changes in current global financial markets and wind power industry or other factors beyond our control, or the control of our customers, may cause our customers to delay, postpone or cancel their wind farm projects whether as a result of delays or failures to obtain necessary permits, authorizations, or as a result of other difficulties or obstructions. For example, in 2011 and 2012, due to the slow-down in the wind power industry and the adverse weather condition in China, some of our customers rescheduled their wind farm construction and installation plans, which in turn resulted in the delays of a portion of our wind turbine deliveries. Though we did not encounter such delay in 2013, we cannot assure you that similar delays and postponements or even cancellations will not occur in the future.

A certain portion of our wind turbine sales contracts do not specify the delivery schedule and our customers have discretion to decide the timing of delivery. In addition, under many of our sales contracts, our customers have the right to cancel, at any time and at their discretion upon one-month prior written notice, orders for the wind turbines that have not already been assembled and not readied for delivery by the end of the notice period, provided that the customers compensate us for a portion of the cancelled units at a mutually agreed amount or purchase certain additional remaining units under such sales contract at the contract price. Due to the nature of the wind turbine business and common practice in the wind power industry in China, wind farm operators usually are in a stronger bargaining position than turbine suppliers and consequently in most cases the terms and conditions of wind turbine sales contracts used in this industry in China are generally favorable to wind farm operators. As we negotiate the terms in sales contracts with our customers on a project-by-project basis, we cannot predict for which projects the customers will have the right to cancel orders. In addition, we cannot assure you that customers will not exercise the right to cancel all or part of purchase orders in the future. Furthermore, most of our sales contracts do not provide for additional penalties for failures to purchase or delays caused by our customers, and even if the contracts provide for such penalties, the full value of the sales contracts may not be recoverable. Accordingly, our order book is not a guarantee of our future revenue, but, rather, it represents business that is considered likely to be engaged. In addition, we may need to order special components in connection with certain wind turbine sales contracts, and in the event such wind turbine sales contracts are delayed or cancelled in the future, our inventory level may be higher than planned and we may need to absorb the cost for the already purchased components.

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

We may not be able to manage our expansion efficiently, in particular, overseas market expansion, which could materially and adversely affect our operating results.

Historically, we have derived our revenue from customers who are major national or regional large power operators in China. To expand our business operations, we have been actively developing markets outside of China and the number of wind turbines shipped to overseas customers has been increasing. However, such expansion requires significant managerial, operational, technical, capital and other resources. To successfully implement our overseas expansion plans, we also need to recruit, train and retain qualified management personnel as well as other administrative and sales and marketing personnel as we expand into new overseas markets. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or integrate new operations in a cost effective manner.

In November 2012, Mingyang Singapore acquired a 50% equity interest in Global Wind Power Limited, or GWPL, in India. We expected to integrate most of GWPL’s supporting functions into our existing operations. We are required to obtain certain approvals and type certifications in order to sell our wind turbines in India. We have obtained one certificate for our MY1500/77 wind turbine model from Centre for Wind Energy Technology, or C-WET, an Indian local certification body in the wind energy sector, and are in the process of obtaining additional type certificates for more turbines of our product portfolio. We may not be able to sell the full range of our wind turbines in India before such requisite approvals or certificates are obtained or other administrative procedures are completed. If we fail to complete such procedures in a timely manner or at all, our expansion plan, business and results of operations may be materially and adversely affected.

Moreover, GWPL’s operational and financial performance has had, and may continue to have, an adverse impact on us. Since the completion of the acquisition until December 31, 2013, we consolidated GWPL’s results into our financial statement, which contributed revenue of RMB68.9 million (US$11.4 million) and a net loss of RMB366.0 million (US$60.5 million) (including impairment loss for goodwill attributable to GWPL) to our consolidated financial results for the year ended December 31, 2013. Since January 1, 2014, we waived our right to appoint a simple majority of the members of the board of director of GWPL and the right to cast vote at any general shareholders meeting of GWPL. As a result, GWPL was treated as a joint venture of us since January 1, 2014 and we no longer consolidate its results into our financial statements for the year ending December 31, 2014 and beyond.

As we expect to continue to implement our expansion strategy, we cannot guarantee that we will be able to effectively and efficiently manage the growth of our operations, or integrate new overseas operations in a cost effective manner. Any such failure may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material and adverse effect on our results of operation.

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

During the course of the preparation and external audit of our financial statements as of December 31, 2013 and for the year ended December 31,2013, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements in financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of a company’s financial statements will not be prevented, or detected and corrected on a timely basis. The identified material weaknesses related to the ineffective operating controls of our Indian operating segment over the impairment test for intangible assets and inventory management process, and inadequate oversight of financing transactions. The above material weaknesses resulted in material adjustments in our Indian operating segment to correct the overstatement in the carrying amounts of intangible assets and inventories, the understatement of cost of sales and the under-accrual of interest expenses for loans from related parties.

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. Under rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we are required to include a management report on the effectiveness of our internal control over financial reporting in our annual reports. In addition, under such rules, our independent registered public accounting firm is also required to attest to the effectiveness of our internal controls over financial reporting. Using criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 and, as a result of the material weakness described above, has concluded that our internal control over financial reporting was not effective as of December 31, 2013. Our independent registered public accounting firm has also audited and attested, in accordance with the standards of the Public Company Accounting Oversight Board (United States), or the PCAOB, our internal control over financial reporting as of December 31, 2013, and its report dated April 30, 2013 expressed an adverse opinion on the effectiveness of our internal control over financial reporting. We have taken remediation steps to address these control deficiencies, see “Item 15. Controls and Procedures” for more details.

Moreover, during the course of the preparation and external audit of our financial statements as of December 31, 2011, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. Although we took certain remedial measures to address the material weaknesses, we cannot assure you that we will be able to maintain effective internal control over financial reporting on an ongoing basis. As effective internal control over financial reporting is necessary for us to produce reliable financial reports, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of Sarbanes-Oxley and other requirements going forward.

Our research and development efforts may not result in successful new products and market acceptance and profitability of the new products are uncertain.

Our future success highly depends on our ability to keep pace with the rapid technological changes in the wind power equipment industry. In order to maintain and enhance our competitive position that we currently enjoy and to continue to grow our business, we need to design, develop and market new and more cost-efficient wind turbines and introduce new products to meet growing market demands and changing technical standards. The development of new wind turbine models requires considerable investment and our significant expenditures on research and development may not yield as much benefit as we anticipate. On the other hand, since the industry has shifted its focus from size and speed of wind turbines to quality and efficiency, we are required to continuously improve and upgrade our products to ensure the reliability and cost-efficiency. Our research and development expenses accounted for approximately 1.6%, 3.0% and 3.6% of our total revenue in 2011, 2012 and 2013, respectively. We expect to spend a significant amount on research and development and to commit significant investments in product development personnel over the next few years. For example, in March 2012, we established our North American research and development center on the Centennial Campus of N.C. State University in Raleigh, North Carolina, which focuses on enhancing the energy output and lowering the cost of electricity of offshore wind turbines. However, research and development activities are inherently uncertain and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government incentives, our ability to integrate customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities. For example, under a mutual agreement with aerodyn Asia, we rescheduled the commencement of the cooperative activities for 6.0MW SCD technologies from February 2009 to January 2010 due to market conditions. We cannot assure you that similar delays and postponement will not reoccur in the future.

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

As of December 31, 2011, 2012 and 2013, our trade receivable balance (after allowance for doubtful debts), including trade receivables from Mingyang Electrical, was RMB4,655.9 million, RMB4,571.8 million and RMB4,249.9 million (US$702.0 million), respectively. The average turnover days of our trade receivables were 242 days, 596 days and 550 days for 2011, 2012 and 2013, respectively. The significant increase in the average turnover days from 2011 to 2012 was primarily due to the inability of our customers to obtain funding from financial institutions in a timely manner resulting from the tightened monetary policy adopted by PRC government which delayed the approval of loan applications of such customers. The increase in the average turnover days was also attributable to a lower portion of down payments collected from our customers in response to severe competition in wind power industry in China. The decrease in the average turnover days from 2012 to 2013 was primarily due to our effort in accelerating the collection of trade receivables.

In addition, allowances are made against trade receivables to the extent amounts are considered to be uncollectible or unlikely to be collected within a reasonable period of time vary depending on the customer’s financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns as well as overall market conditions and historical losses. Although we have been seeking to improve our trade receivable balance by providing additional payment options to customers, including discounts for early settlement, we expect neither the collection nor the age of our receivables to improve significantly in the foreseeable future. In addition, we cannot assure you that our customers will meet the payment obligations on time or in full or that the level of bad debts will not increase. Any inability on the part of our customers to settle amounts owed to us on time may have a material and adverse effect on us. As our business continues to expand and current industry payment and collection practices as well as our own billing practices remain the same, we may be expected to maintain high trade receivable balances, which could negatively affect our cash flows, particularly our short-term cash flows. If the age of our receivables increases, our exposure to the credit risk of our customers would increase as well. Allowance for doubtful debts was RMB61.8 million, RMB212.3 million and RMB377.8 million (US$62.4 million) as of December 31, 2011, 2012 and 2013. If we incur bad debt expenses as a result, our results of operations would be negatively impacted.

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

As of December 31, 2013, we had obtained two copyrights, 132 patents and a number of patent applications at various stages pending in China, all of which were granted initial approval. Our success depends in part on our ability to obtain and maintain patents and other intellectual property protection for our products and technologies and our ability to successfully protect such intellectual properties and to defend ourselves against third-party challenges. We cannot assure you, however, the protection measures we currently implement are adequate to enforce such protection efficiently or to prevent any unauthorized use of our intellectual property by third parties, nor can we assure you that our competitors will not independently develop or license from third parties the technologies that are equivalent or superior to our technologies, in which case we would not be able to gain or keep our competitive advantage.

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

Although we typically have multiple suppliers for each raw material or component, we place a substantial percentage of our orders with a limited number of key suppliers. For example, in 2011, 2012 and 2013, we purchased approximately 46%, 47% and 45%, respectively, of our components from our five largest suppliers, as measured by cost. In particular, approximately 17%, 17% and 18%, respectively, of our components were purchased from our largest supplier in 2011, 2012 and 2013, respectively. With limited exceptions, we do not have long-term supply contracts with our suppliers. Instead, we typically place orders with our suppliers after we secure our wind turbine sales contracts. As such, an increase in demand for our raw materials and components in the future may result in the interruption or delay in the supply of our raw materials and components, which may adversely affect our ability to meet market demand for our products or expand our business as planned. We cannot assure you that such delays will not occur in the future.

Moreover, we may be subject to significant fluctuation in the prices of our raw materials and components, which may increase our operating costs if we are unable to fully pass along such increase to our customers. If we are unable to effectively control our manufacturing costs, in particular, the costs of raw materials and components of our wind turbines, we may not be able to maintain our competitiveness and achieve profitability. Certain components are manufactured or customized for us. If we are unable to secure alternative supply sources in a timely and cost-effective manner or without a reduction in quality, this may harm our reputation, reduce our sales or gross margins and cause us to lose market share. We have in the past experienced delays in the supply of gearboxes from one of our overseas suppliers. We have not experienced any delays since 2010 through 2013. Since January 2011, our key suppliers started to provide us with a five-year warranty over key components, starting from the date that relevant wind turbines commence operation, or a 66-month warranty period, starting from the date of shipment of such parts or components, whichever is earlier.

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

From time to time, we enter into cooperative framework agreements with local governmental authorities and wind farm operators in order to obtain access to wind resources. For example, in May 2011, we entered into a framework agreement with the local governmental authority in Ganzhou, Jiangxi Province, in connection with granting us priority to obtain rare earth resources and to supply wind turbines for proposed wind farm projects. In October 2011, June 2012 and April 2012, we entered into a strategic cooperative agreement with the Committee of High-Tech Industry Development Zone of Yangjiang, Guangdong Province and the local governmental authorities of Gaozhou, Guangdong Province and Dali Bai Autonomous Region, Yunnan Province, respectively, in connection with granting us priority to develop wind farm projects. In Mach and July 2013, we entered into cooperative agreements with the local governmental authorities in Ar Khorchin Banner of Inner Mongolia and Rongjiang County, Guizhou Province, respectively. In October 2013, we entered into a wind-solar project investment agreements with the local governmental authority in Qinghai Province. These agreements are in connection with wind farm development and wind turbine supply.

Under these agreements, we generally agreed to invest and establish facilities in these regions, in exchange for which, we obtained land, tax and other policy incentives from local governments and these wind farm operators agreed to purchase our wind turbines with the first priority. Subject to PRC laws and regulations, the local governments may not have the authority or power to provide us with the tax, land and other policy incentives and that the obligations of the local governments to provide us with tax, land and other policy incentives and the obligations of the wind farm operators to purchase our wind turbines may not be enforceable under PRC law as the performance of these obligations may violate PRC laws, rules and regulations, including but not limited to the Opinions on Curtailing Over-capacity and Excessive Construction in Certain Industries and Guiding the Healthy Development of Such Industries jointly issued by the NDRC and nine other government authorities in September 2009, or the NDRC Opinions, which aims to curb the over-development and investment in industry sectors, including steel, concrete, polysilicon and wind power equipment. Under the NDRC Opinions, among other things, the requirement imposed by local authorities during the bidding process to use locally manufactured wind power equipment or to build wind power equipment production capacity locally is strictly prohibited.

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

Most of our customers require bank financing for wind farm projects and therefore the financing terms available in the market have a significant influence on the demand for our wind turbines. Higher levels of interest rates cause wind farm projects to become more costly and less attractive. The ability to obtain financing for a wind farm project also depends on the willingness of banks and other financing institutions to provide loans to the wind power industry. In particular, the global capital and credit markets have been experiencing volatility and disruption since early 2008. Concerns over inflation or deflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining residential real estate market in the United States and elsewhere in the world have contributed to market volatility and diminished expectations for the global economy and the capital markets in the future. These factors led to an economic slowdown and may cause difficulties for certain of our customers to access adequate funding to pay for wind turbines they have ordered in a timely manner. In recent periods, there have been renewed concerns about the sustainability of economic recovery which may cause our customers to delay or cancel their investments in wind farm projects and financial institutions may implement more stringent procedures to approve and grant credit facilities or other financial supports. In addition, we experienced increasing finance expenses in 2011 and 2012 resulting from the financial arrangement fees paid to a commercial bank for our customers to obtain lease financing services for the settlement of our trade receivables. We cannot assure you that we will be able to control the increase in such expenses in the future and if we continue to incur such fees for our customers to obtain lease financing services to settle our trade receivables, our finance expenses may further increase which may adversely impact our cash flows and results of operations.

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

We cannot assure you that we will always be able to implement international marketing efforts or make overseas investments at a cost effective manner. If we fail to successfully identify and capture overseas market opportunities, we may not obtain expected investment return and our business operation and financial results may be materially and adversely affected. For example, we decided to terminate our agreements with two Bulgarian companies in connection with two wind power projects with a proposed total capacity of 125MW in Bulgaria, after shipping the first batch of three units of 1.5MW wind turbines in February 2012, primarily due to the unexpected changes in feed-in tariff policy in Bulgaria. In addition, our exclusive license rights from aerodyn Asia to manufacture and distribute our 2.5/3.0MW and 6.0MW SCD wind turbines is limited to China and, as such, our ability to expand in overseas markets depends on our ability to obtain additional licenses from aerodyn Asia. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. Furthermore, we are in the process of applying for additional certificates for our turbines from GL and local industry associations which we believe will be required by our customers in India. However, we cannot assure you that we will be able to obtain such additional licenses or certificates within a reasonable timeframe or at reasonable costs, if at all.

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

We began to enter into EPC arrangements in late 2011 for certain wind farm projects as a cost-efficient solution attractive to customers. However, the success of this business model in the long term is uncertain. Under EPC arrangements, we develop the entire wind farm project, either through an investment in a proposed project company or the engagement in the wind farm construction directly at our own costs and expenses, including the installation of our wind turbines, with the intention to sell and transfer to the end customers our capital investment in the project company or the wind farm, as the case may be, for an expected consideration consisting of our initial capital contribution and an agreed fixed return of a certain percentage of such initial investment, upon its completion. To implement EPC arrangements, we invested in joint ventures which are expected to operate wind farm projects. Under most of our current EPC arrangements, we do not recognize revenue from the sale of wind turbines to these joint ventures until they have demonstrated their current ability to settle the sales amount, which is usually evidenced by these entities obtaining financing independently from us.

We may be required to source substantial financial support from commercial banks or financial institutions to implement our EPC arrangements. The success of this new business model is subject to various risks and uncertainties, including:

•	the experience in managing EPC arrangements, in particular, the construction work of wind farms;

•	the need to raise additional funds to finance our new investments in project companies or in wind farms projects, which we may be unable to obtain on reasonable terms or at all;

•	the longer cash conversion cycles and accounts receivable turnover time than our existing core business model, partially due to the long construction period for wind farm projects;

•	the significant portion of restricted cash, mortgages or other pledges we may be required by commercial banks for borrowings to facilitate EPC arrangements;

•	the significant costs incurred by us in developing wind projects that may exceed our budget and may negatively impact our liquidity for the growth of our other core businesses;

•	our ability to sell and transfer the project company or wind power project to customers for a commercially reasonable consideration within targeted timelines, or at all;

•	the credit worthiness of our potential customers and their ability and willingness to purchase, or to obtain sufficient financial support to purchase, our wind power projects; and

•	other uncertainties or unpredictable changes in wind power industry.

As of the date of this annual report, we had 13 ongoing EPC arrangements with an aggregate of 351 units of wind turbines. If we are not able to successfully manage the risks and uncertainties associated with the EPC arrangements, our business, results of operations and financial condition may be materially and adversely affected and our reputation may also be impaired.

Noncompliance with environmental and safety regulations may result in potentially significant monetary damages and fines as well as adverse publicity.

As our rotor blade production generates glass fiber dusts, we are required to comply with national and local environmental regulations applicable to us. We believe we are currently in compliance with applicable environmental regulations in all material aspects and have all necessary environmental permits to operate our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations and may be subject to adverse publicity. In addition, our production and assembly processes may involve dangerous activities. We are required to comply with all safety requirements and standards applicable to us. If work injury accidents occur, which may result in personal injuries or fatalities and damage to property or equipment, we may be subject to civil or criminal claims and penalties against us. If we are held liable for damages in the event of contamination or injury, it could have a material and adverse effect on our financial condition and results of operations. In our ordinary course of business, we have been subject to fines of nonmaterial amount and other penalties for our failure to obtain pollutant discharge permit as required by environmental regulations and other alleged violation of environmental regulations. We have subsequently obtained a confirmation of no material environmental pollution from relevant environmental authority. However, we cannot assure you that we will not be subject to further penalties imposed by the government as a result of the past violations and that similar violations will not reoccur, which may subject us to future fines and or penalties that may interrupt our operations and damage our reputation.

Our insurance coverage may be inadequate to protect us from potential losses.

We do not maintain business interruption insurance. As the insurance industry in China is in its early stage of development, the business interruption insurance and the product liability insurance available in China offer limited coverage compared to that offered in many other countries, especially in the United States. Any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have a material and adverse effect on our business and results of operations. On the other hand, our business operations, particularly our production facilities, involve risks and hazards that could result in damage to, or destruction of, property and machinery, personal injury, business interruption and possible legal liability. In addition, we do not have product liability insurance covering body injuries and property damage caused by the products we sell, supply or distribute. Therefore, as with other wind turbine manufacturers in China, we are exposed to risks associated with product liability claims and may need to bear the litigation cost if the use of our products results in body injury or property damage. In March 2011, we purchased an insurance policy covering the expenses and losses we may incur resulting from any product deficiency of our wind turbines. The one-year term insurance policy, which expired in March 2012, covered a batch of 518 units of our wind turbines. The total amount we obtained from claims brought under this insurance policy during the insurance period was approximately RMB8.3 million. Since March 2012, we have not maintained any similar insurance policy. Even if we obtain such insurance, it may not be able to sufficiently cover all of our wind turbines that have been delivered and connected to the grid, nor can we assure you that we will obtain enough insurance proceeds to cover all kinds of expenses we may incur resulting from our product deficiency.

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

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans, in amounts equal to pre-determined percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB23.1 million, RMB23.0 million and RMB22.3 million (US$3.7 million) for 2011, 2012 and 2013, respectively, which were recorded in our cost of sales, operating expenses and inventories. We underpaid RMB0.2 million and RMB0.3 million in 2011 and 2012, respectively. The aggregate amount due reached approximately RMB19.6 million, RMB19.9 million and RMB19.9 million (US$3.3 million) as of December 31, 2011, 2012 and 2013, respectively, which amounts were recorded as accrued expenses and other payables.

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

We have adopted the amended and restated articles of association that became effective immediately upon completion of our initial public offering in October 2010. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, restrictions, preferences, privileges, and payment obligations, any or all of which may be greater than the rights associated with our ordinary shares in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

If we grant employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. We are required to account for share-based compensation in accordance with IFRS 2 Share-based Payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain directors, officers and other employees. The initial exercise price of the options was US$8.40, representing 60% of the initial public offering price at US$14.00 per ADS, each ADS representing one ordinary share. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,805,900. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. We incurred share-based compensation expenses relating to the options and share awards in the amount of RMB112.5 million, RMB42.9 million and RMB33.2 million (US$5.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively. In addition, if we grant options, restricted shares or other stock-based awards in the future, we could incur significant compensation charges and our net income could be adversely affected.

We have significant outstanding borrowings. If we fail to repay the borrowings or to comply with financial covenants under the loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

As of December 31, 2013, our outstanding short-term loans (including the current portion of long-term loans) were RMB1,283.1 million (US$211.9 million) and bore a weighted-average interest rate of 7.37% and our outstanding long-term loans (less any current portion) was RMB104.0 million (US$17.2 million) and bore varying interest rates of 5.40% to 14.5%. Although we have been able to obtain renewals of certain of our short-term loans shortly before they would mature, we cannot assure you that we will be able to renew similar loans in the future. Similarly, we cannot assure you that we will be able to rollover or replace our long-term debt when it matures. If we are unable to obtain renewals of or rollover our debt or find sufficient alternative funding on reasonable terms, we may have to repay such borrowings. If we cannot repay our borrowings, our financial condition, results of operations and business prospects would be materially and adversely affected.

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

In December 2011, the National Energy Administration issued new rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving the low-voltage-ride-through, or LVRT, capabilities. See “Item 4.B. Business Overview—Regulations—Laws and Regulations Promoting the Development of the Renewable Energy Industry—Project Approval, Product Categorization and Project Requirements.” The LVRT refers to the capability of a wind turbine to react properly to sudden fluctuations in grid voltage and remain connected to the grid under these abnormal conditions. Wind turbine manufacturers are under pressure to upgrade old models and produce new wind turbines subject to this new grid code. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China, which has limited resources. As a result, we expect it may be increasingly costly for new wind turbines to obtain such LVRT certification. New government or industrial policies providing higher quality standards for wind turbines in the future may subject us to higher costs and greater technical challenges. In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled LVRT, requirements in accordance with the grid code in China. Currently, 16 of our wind turbine models have passed LVRT test. However, we cannot assure you that we will be able to obtain the LVRT certificates for our new wind turbines in a timely manner, or at all.

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

The majority of our business operation is in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct the majority of our business through our consolidated entities established in China. These entities are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to Sino-foreign joint ventures. However, since many laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. Such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the alternative energy industry or the wind power equipment industry in China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We conduct the majority of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2013, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB425.5 million (US$70.3 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

We are a Cayman Islands holding company with the majority of our operations conducted through our operating subsidiaries in China. Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both of which became effective on January 1, 2008, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and the Hong Kong Special Administrative Region, which became effective on January 1, 2007, such dividend withholding tax rate is reduced to 5% for dividends paid by a PRC company to a Hong Kong resident enterprise if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. As such, dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiaries may be subject to a reduced withholding tax at a rate of 5% under this arrangement, provided that our Hong Kong subsidiaries are deemed as “beneficial owners” of such income, and provided further that neither our company nor our Hong Kong subsidiaries are deemed to be PRC tax resident enterprises as described below. However, pursuant to the Notice on Interpretation and Determination of “beneficial owner” under tax treaties, or Circular 601, “beneficial owner” should carry out substantial business activities and own or have control over the income, rights or assets which give rise to such income. Specifically, agents and conduit companies will not be regarded as the “beneficial owner” of such income. If our Hong Kong subsidiaries are not deemed beneficial owner under Circular 601, they may not be able to enjoy the 5% preferential tax treatment and as a result the dividends distributed by our PRC subsidiaries through these Hong Kong subsidiaries will be adversely affected. Circular 601 further lists several factors that would be more unlikely for relevant authorities to identify a company to be a beneficial owner of certain specific income, including (i) the company is obligated to pay or distribute all or substantial part of the income to a third country resident in a prescribed time period, (ii) the company does not or barely engages in other operating activities other than holding the assets or interests from which the income derives, (iii) the assets, business size and employees of the company are relatively limited and could not reasonably match the income, (iv) the company has no or little control over the assets or interests from which the income derives and bears no or little risks, (v) certain income are non-taxable or exempted from tax in the other contracting country, or the tax rate is extremely low, if any, (vi) apart from the loan agreement under which the interest payment is provided, there is other loan or deposit agreements between the lender and a third party with similarity terms of amount, interest rate and execution date, and (vii) apart from the transfer agreement of copy right, patent or technology under which the license fee is provided, there is other transfer agreement relating to the use right or ownership to the copy right, patent or technology between the company to a third party.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management bodies” are defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. In April 2009, the PRC tax authority promulgated the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, to clarify the criteria for determining whether the “de facto management bodies” are located within the PRC for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by offshore individuals, like us.

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

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the SEC is not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB remains in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections conducted by the PCAOB outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability to conduct inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision to censure these accounting firms and suspend four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

If our independent registered public accounting firm were denied temporarily the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately result in the delisting of our ADSs from the New York Stock Exchange. Moreover, any negative news about the proceedings against these global accounting firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

We intend to rely on some or all of these exemptions. As a result, you are not provided with the benefits of certain corporate governance requirements of the NYSE. See “Item 16G. Corporate Governance.”

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

On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs. As of December 31, 2012, an aggregate of 3,153,897 ADSs had been repurchased by us on the open market at prevailing market prices. The repurchases have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. We did not repurchase any ordinary shares or ADSs in the year ended December 31, 2013.

Developments Since 2011

Since 2011, we incorporated several new subsidiaries in China in order to further grow our business. We also establish joint ventures to jointly explore market opportunities. We have entered into shareholders agreements, pursuant to which we contributed cash into the registered capital of nine joint ventures. In accordance with the shareholders agreements, the other shareholders of each joint venture are obligated to repurchase the equity interests held by us within two to five years after completion of certain milestone events. We are also entitled to a fixed annual return of 15% to 16% of the amount or portion of the amount we contributed to the registered capital of the joint ventures. The amount of the fixed-rate annual return will be settled by the other shareholders when they repurchase the equity interests in the joint ventures held by us. According to the shareholders agreements, unanimous consent between the other shareholders and us is required for all strategic financial and operating decisions of the joint ventures. We are not entitled to any dividend or residual interest of the joint ventures, except for the fixed-rate annual return. Most of our subsidiaries and joint ventures engage in the manufacturing and/or sales of wind turbines and rotor blades and we expect to continue to leverage these subsidiaries and joint ventures to explore additional market opportunities in their local areas.

In November 2012, we, through Mingyang Singapore, acquired a 50% equity interest in GWPL, which is mainly engaged in manufacture and sales of wind turbine in India. Upon completion of the acquisition, we obtained majority voting power at the shareholders meeting and the majority of seats on the board of directors of GWPL, therefore, we consolidated the results of GWPL into our financial statements since December 2013. Since January 1, 2014, we waived our right to appoint a simple majority of the members of the board of director of GWPL and the right to cast vote at any general shareholders meeting of GWPL. As a result, GWPL was treated as a joint venture of us since January 1, 2014 and we no longer consolidate its results into our financial statements for the year ending December 31, 2014 and beyond. GWPL currently has three wholly owned subsidiaries, responsible for infrastructure establishment, marketing and operational supporting. We tapped into Indian market through the acquisition of GWPL by leveraging its established facilities, marketing channels and customer base in India.

B.	Business Overview

Overview

We are a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. As China had advanced in the world in terms of newly and cumulative installed capacity of wind turbines, and we expect to continue to increase our market share in China, we are well positioned to benefit from the projected significant growth in China’s wind power equipment industry. As of December 31, 2013, we had entered into sales contracts with 45 end customers to deliver 4,804 units of our wind turbines, representing wind power output of approximately 7,588.5MW. Among the 4,804 units, 3,233 units were delivered and 3,017 units were commissioned and revenue recognized as of December 31, 2013.

Our current products consist of (i) basic models of wind turbines with a rated power capacity of 1.5MW, (ii) wind turbines with a rated power capacity of 2.0MW, and (iii) 2.5/3.0MW SCD wind turbines. Each product type may be installed with one of three rotor blade models depending on the location and wind conditions. 1.5MW wind turbines are the most widely used model in China. We have shifted our focus on the development of higher megawatt wind turbines as we believe they represent the current mainstream customer demand.

We cooperate with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop our 1.5MW wind turbines and share intellectual property rights. We have designed and developed several customized models of our 1.5MW wind turbines to cater to the wind and other weather conditions and power grids in China. In addition, we also have obtained exclusive licenses from aerodyn Asia to manufacture and distribute SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation in line with our specified operating conditions. Our second 3.0MW SCD prototype was delivered and installed for an onshore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. We recognized revenue from our SCD wind turbines for our Dabancheng project beginning 2012. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered and we have completed the in-house testing and commenced assembly for the gearbox. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the preparation for installation was commenced in 2013. We expect to finish the installation in mid of 2014. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation.

Our customers include five largest Chinese state-owned power producers, namely Huaneng, China Datang, Huadian, China Guodian Corporation, or Guodian, and China Power Investment Corporation, or CPIC, or their alternative energy subsidiaries, such as China Longyuan Power Group Corporation Limited, or Longyuan, a subsidiary of Guodian, and Datang Corporation Renewable Power Co., Limited, or Datang Renewable, a subsidiary of China Datang, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity that year. We also sell wind turbines to regional alternative energy investment companies, regional power producers and wind farm operators in the private sector.

Our facilities are currently located in Zhongshan, Tianjin, Jilin, Rudong, Dali, Inner Mongolia and Gansu (including Hami area) in China. We expanded our designed annual production capacity from 288 units of 1.5MW wind turbines in 2007 to 2,636 units of 1.5MW wind turbines, 560 units of 2.0MW wind turbines and 200 units of 2.5/3.0MW SCD wind turbines as of December 31, 2013, assuming 25 actual working days per month. The Dali facility currently has a designed annual capacity of approximately 345MW, representing 150 units of 1.5MW wind turbines and 60 units of 2.0MW wind turbines.

In addition to our facilities in China, our subsidiary in India, GWPL, has a turbine and tower manufacturing facility located in Silvassa, India. The facility currently has a designed annual capacity of approximately 600MW.

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

Our 2.0MW Wind Turbines

We also develop and offer 2.0MW wind turbines by upgrading our existing 1.5MW models. Our 2.0MW wind turbines have double fed generators and can be installed with three different types of rotor blades, subject to the requests of our customers and depending on location and wind conditions. We designed our 2.0MW wind turbine by leveraging various advanced technologies, including wind power prediction and vibration monitoring, which enabled the SCADA system to perform more functions and be better controlled. Our 2.0MW wind turbines are also equipped with automatic voltage control function, which allows outstanding power grip adaptability and LVRT capacities.

SCD Wind Turbines

We have obtained exclusive license rights under a license agreement from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China. An SCD wind turbine has its two-stage planetary gearbox and a medium-speed running synchronous generator integrated in a compact way, which contributes to the reduction in the total weight and size of the wind turbine on one hand and lowers the operational speed of bearings inside therefore minimizing the wear of components on the other. Yaw system and certain other components are installed inside the carrier which further reduces the external size of the turbine. Moreover, the compact and enclosed designs also improve the resistance to corrosion of the assembled parts and components of the SCD wind turbine. Two-blade design is a significant feature for SCD wind turbines. Aerodynamic optimization design reduces the loading of wind turbine blades. In addition, under extreme circumstances, wind turbine blades will be placed in a horizontal position which reduce the loading of the whole turbine.

Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010. The prototype has demonstrated successful operation since its connection to the grid at the end of 2010. Our second 3.0MW SCD prototype was delivered and installed for an onshore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. In June 2013, we installed another 3.0MW SCD prototype in a tidal flat area in Zhanjiang, Guangdong Province, which has demonstrated stable operation since its erection. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing and have commenced the assembly for the gearbox. The maximum rated power capacity of the 6.0MW SCD wind turbine prototype may also be adjusted to reach 6.5MW. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the preparation for installation was commenced in 2013. We expect to finish the installation in mid of 2014. Since we intend to use the SCD wind turbines for offshore applications, our research staff have been collecting and analyzing offshore metrological data, hydrologic data and relevant information for the installation and operation of these wind turbines.

Other Potential New Products

To expand our product portfolio and to cater to market demand, we are currently developing in-house several new products. For example, we are developing a 4.0MW wind turbine model in response to the demand for larger multi-megawatt wind turbines.

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

Rotor Blades. We develop and manufacture in-house various rotor blades for our wind turbines. Two models of rotor blades for our 1.5MW wind turbines were utilizing aerodyn’s technologies transferred to us from Mingyang Electrical, namely, rotor blades with a length of 37.5 meters, or the regular rotor blades, and rotor blades with a length of 40.3 meters, or the enhanced rotor blades. The post-installation diameter of regular rotor blades and enhanced rotor blades reaches 77.1 meters and 82.6 meters, respectively. We also developed rotor blades with a post-installation of 89.0 meters for our 1.5MW wind turbines. We have developed and manufactured five models of rotor blades for our 2.0MW wind turbines and three models of rotor blades for our SCD wind turbines. Our rotor blades are made with glass fibers and have undergone special surface treatment to resist erosions from sandstorms and coastal salty air. Our rotor blades have extended length which provides our turbines with a larger swept area and a lower cut-in wind speed, which is the minimum speed at which the turbine can start rotating and generate power. This feature, together with the optimized aerodynamics design, increases the output of the wind turbine under low wind conditions and increase the output of the wind turbine.

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

As part of our effort to implement design and functional improvements to our wind turbine manufacturing, we have been moderating our production output continuously. As a result, we were able to deliver 1,090 units, 472 units and 614 units of our wind turbines in 2011, 2012 and 2013, respectively. Our designed annual production capacity had achieved 3,396 units in 2013, including 1.5MW wind turbines, 2.0MW wind turbines and SCD wind turbines, compared to 2,966 units in 2012 and 2,546 units in 2011.

We currently assemble our wind turbines in our Zhongshan, Jilin, Tianjin, Rudong, Dali, Inner Mongolia and Gansu (including Hami) facilities, where we have a total of 140 assembly stations concurrently operating. We relocated the assembly lines at Xi’an facility to our new facility in Tianjin, which commenced commercial production in October 2010. As of December 31, 2013, our aggregate annual production capacity reached 2,636 units of 1.5MW wind turbines, 560 units of 2.0MW wind turbines and 200 units of 2.5/3.0MW SCD wind turbines, assuming 25 actual working days per month. The Dali facility currently has a designed annual capacity of approximately 345MW, representing 150 units of 1.5MW wind turbines and 60 units of 2.0MW wind turbines.

We currently manufacture our rotor blades in our Zhongshan, Jilin, Dali, Gansu and new Tianjin facilities, where we have 28 blade molds with an aggregate annual production capacity of 2,370 sets of rotor blades.

We expanded our Zhongshan facility to increase its designed annual capacity of 2.5/3.0MW SCD wind turbines to 100 units in 2010, which was further increased to 200 units in 2011. We also expanded our production capacity in Tianjin. The aggregate designed annual capacity of the new Tianjin facility reached 786 units of 1.5MW wind turbines and 200 units of 2.0MW wind turbines by the end of 2013. In addition, our facility for the manufacture of rotor blades in Jilin, Jilin Province, commenced commercial operation in February 2010 with a designed annual capacity of 384 sets. The other facility in Rudong, Jiangsu Province, the first phase of construction of which was completed in November 2010 and we commenced commercial production of 1.5MW wind turbines at our Rudong facility in September 2011. The Rudong facility has an annual designed production capacity of 200 units of 1.5MW wind turbines as of December 31, 2013. We established our Inner Mongolia facility which commenced commercial production in June 2011. The annual designed production capacity of this facility is approximately 288 units of 1.5MW wind turbines. We commenced the production of our 2.0MW wind turbines since 2012 in our Jilin and Inner Mongolia facilities, where we had an aggregate annual production capacity of 300 units of as of December 31, 2013. In addition, our Gansu (including Hami facility) commenced operation in October and December 2013, respectively.

The table below summarizes our historical actual and designed production capacities in different locations in the periods indicated:

Facilities	Products	Actual Commencement of Commercial Productions	Actual Units Produced as of December 31, 2011		Annual Designed Production Capacity as of December 31, 2011		Actual Units Produced as of December 31, 2012		Annual Designed Production Capacity as of December 31, 2012		Actual Units Produced as of December 31, 2013		Annual Designed Production Capacity as of December 31, 2013
Zhongshan, Guangdong Province	1.5MW wind turbines	August 2007	219 units		288 units		96 units		288 units		82 units		288 units
	2.5/3.0MW SCD wind turbines	September 2010	—		200 units		—		200 units		1 units		200 units
	Rotor blades	May 2008	177 sets		288 sets		115 sets		360 sets		135 sets	(5)	360 sets	(6)
Jilin, Jilin Province	1.5MW wind turbines	December 2008	229 units		524 units		131 units		524 units		44 units		524 units
	2.0MW wind turbines	November 2012	—		—		45 units		200 units		48 units		200 units
	Rotor blades	February 2010	166 sets		384 sets		79 sets		384 sets		65 sets		384 sets
Tianjin (new)	1.5MW wind turbines	October 2010	376 units		786 units		233 units		786 units		203 units		786 units
	2.5/3.0MW SCD wind turbines	November 2010	17 units		200 units		—		200 units		—		—
	2.0MW wind turbines		—		—		—		—		46 units		200 units
	Rotor blades	March 2010	418 sets	(1)	900 sets	(2)	213 sets	(3)	900 sets	(4)	324 sets	(7)	900 sets	(4)
Rudong, Jiangsu Province	1.5MW wind turbines	September 2011	10 units		260 units		—		200 units		—		200 units
Dali, Yunnan Province	1.5MW wind turbines	January 2013	—		—		—		120 units		142 units		150 units
	2.0MW wind turbines		—		—		—		60 units		8 units		60 units
	Rotor blades		—		—		—		150 sets		112 sets		150 sets
Ulanchap, Inner Mongolia	1.5MW wind turbines	June 2011	66 units		288 units		17 units		288 units		1 unit		288 units
	2.0MW wind turbines	July 2012	—		—		—		100 units		24 units		100 units
Jiuquan, Gansu Province	1.5MW wind turbines	October 2013	—		—		—		—		3 units		400 units
Hami, Xinjiang Uyghur Autonomous Region.	Rotor blades	December 2013	—		—		—		—		13 sets		576 sets

Total	1.5MW wind turbines		900 units		2,146 units		477 units		2,206 units		475 units		2,636 units
	2.5/3.0MW SCD wind turbines		17 units		400 units		—		400 units		1 units		200 units
	2.0MW wind turbines		—		—		45 units		360 units		126 units		560 units
	Rotor blades		761 sets	(2)	1,572 sets	(3)	407 sets	(4)	1,794 sets	(5)	649 sets		2,370 sets

(1)	Includes the production capacity of 11 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(2)	Includes the production capacity of 144 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(3)	Includes the production capacity of 8 sets of rotor blades for our 2.0MW wind turbines.
(4)	Includes the production capacity of 144 sets of SCD rotor blades for our 2.5/3.0MW and 6.0MW SCD wind turbines and 162 sets of rotor blades for our 2.0MW wind turbines.
(5)	Includes 1 set of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(6)	Includes the production capacity of 120 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(7)	Includes 83 sets of rotor blades for our 2.0MW wind turbines.

In addition to our facilities in China, our newly acquired subsidiary in India, GWPL, has a turbine and tower manufacturing facility located in Silvassa, India. The facility currently has a designed annual capacity of approximately 600MW.

We intend to manage and expand our production capacity in a controlled manner to ensure that we complete such expansion in an efficient way at competitive costs and in a manner closely aligned with market demand. We locate our facilities close to areas where our customers have built or will most likely build wind farms in order to reduce our transportation costs in connection with the delivery of our wind turbines and replacement spare parts, facilitate our provision of prompt and responsive technical and maintenance support services. Our production facilities in Zhongshan, Rudong, Tianjin, Dali and Jilin are intended to serve the southern, eastern, central and northern regions of China, respectively and facilities in Inner Mongolia and Gansu are intended to serve the northwest region of China.

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

Like most other Chinese wind turbine manufacturers, we previously purchased key components, such as gearboxes and generators, solely from overseas suppliers such as Jahnel-Kestermann Getriebewerke Bochum and VEM Sachsenwerk GmbH, or VEM, in Germany. Since 2008, we have increasingly sourced components of comparable quality from domestic suppliers, many of which we believe are also suppliers for world leading wind turbine manufacturers including Vestas Wind Systems A/S, or Vestas, General Electric Energy Company, or GE, Nordex AG, or Nordex, and REpower Systems AG, or Repower. In order to reduce costs and obtain more responsive post-sales services from our suppliers, we have gradually localized the supply of key components from the Chinese factories of foreign component manufacturers or established domestic supply network. Currently, we manufacture rotor blades in-house and source almost all of the raw materials and components for our 1.5MW wind turbines from the Chinese factories of foreign component manufacturers or established domestic suppliers, except that we may from time to time purchase certain of our key components from overseas suppliers upon requests from our customers.

We have established strategic relationships with our primary suppliers of main bearings, gearboxes, frequency converters and generators by entering into framework supply agreements to express the parties’ intention to explore future cooperative opportunities in good faith, including with regard to favorable pricing terms, supply priority, quality and post-sales service assurance and technology cooperation. For example, in February 2010, we entered into a framework supply agreement with Winergy Tianjin, the Chinese subsidiary of a world leading supplier of gearboxes, for the supply of our gearboxes for the years from 2010 to 2013. In 2009, we entered into strategic cooperation framework agreements with selected suppliers, including ABB Beijing Drive Systems Co., Ltd., or ABB Beijing, Schaeffler Hong Kong Company Limited, or Schaeffler, Nanjing Turbine & Electric Machinery (Group) Co., Ltd. and Wafangdian Bearing Company Ltd., or Wafangdian Bearing, under which we agreed in principle to provide these suppliers priority in exchange for most favorable pricing terms available as well as priority for additional orders from these suppliers. These strategic cooperative agreements do not contain substantive terms, and supply contracts with specific terms and conditions in each case will need to be separately entered into to carry out the parties’ intentions in the framework agreements, we believe that these strategic cooperation relationships have provided us with competitive advantages in terms of the quality, supply, price and after-sales services. Since January 2011, Nanjing High Speed also agreed to provide warranties for the gearboxes for a prolonged warranty period of 60 months from the commencement of operation of relevant wind turbines, or 66 months from the shipment of such parts or components, whichever is earlier, and is responsible for all costs incurred as a result of any problems due to the quality of its products. The agreements will be terminated upon the completion of the performance of obligations of both parties. We are also entitled to terminate the purchase agreements by written notice if (i) Nanjing High Speed is not able to deliver gearboxes in a specific time period, (ii) it fails to perform other obligations under the agreements, or (iii) we incur a significant loss due to the poor quality of its products. In addition, Zhongshan Mingyang Energy Investment Co., Ltd., or Mingyang Energy Investment, an affiliated entity controlled by Mr. Chuanwei Zhang, has invested 10% of the equity interest in a joint venture set up between VEM and Nanjing Turbine & Electric Machinery.

The table below sets out our key suppliers by major components:

Component	Supplier	Location
Hubs	Jiangsu Jixin Wind Power Technology Co., Ltd.	Jiangsu Province
	Jiangsu Huadong Wind Energy Technology Co., Ltd.	Jiangsu Province

Main shafts	Jiangyin Zhenhong Heavy Forging Co., Ltd.	Jiangsu Province
	Pinghu Zhongzhou Heavy Machiney Co., Ltd.	Zhejiang Province

Gearboxes	Nanjing High Speed	Jiangsu Province
	Bonfiglioli Drives (Shanghai) Co., Ltd.	Shanghai

Electric generators	Nanjing Turbine & Electric Machinery (Group) Co., Ltd.	Jiangsu Province
	Xiangtan Electric Limited Stock Ltd.	Hunan Province

Main frames	Shandong Tongli Steel Structure Company	Shandong Province
	XiangTan Yongda Machine Manufacturing Co., Ltd.	Hunan Province

Electrical control system (Control cabinet)	REnergy	Tianjin

Frequency converters	REnergy	Tianjin
	ABB Beijing	Beijing
	Guangdong Mingyang Longyuan Power and Electronical Co., Ltd.	Guangdong Province

Pitch control system	REnergy	Tianjin
	SSB Wind Energy Technology (Qingdao) Co., Ltd.	Shandong Province

Main bearing	Schaeffler	Hong Kong
	Wafangdian Bearing	Liaoning Province
	Luoyang LYC Bearing Co., Ltd.	Henan Province

Yaw and pitch bearing	Xuzhou Rothe Erde Slewing Bearing Co., Ltd.	Jiangsu Province
	Wafangdian Bearing	Liaoning Province
	Luoyang LYC Bearing Co., Ltd.	Henan Province

Transformers	Zhuhai South Hualitong Special Transformer Co., Ltd.	Guangdong Province

Nacelle cover	Jilin Dongqi Science & Technology Co., Ltd.	Jilin Province
	Qinyang Yangpu Industry Co., Ltd.	Henan Province
	Xiangtan Leading Electric Co., Ltd.	Hunan Province

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

After the assembly is completed, we conduct a full capacity performance test on most of the assembled nacelles that lasts no less than three hours by placing it on a testing center in our facilities. We have developed the software and the hardware for the testing center in-house. We currently have five full capacity testing centers for our 1.5MW wind turbines at our Zhongshan, Tianjin, Jilin, Dali and Inner Mongolia facilities and two full capacity testing centers for SCD wind turbines at our Zhongshan and Tianjin facilities. If we detect a problem, we would perform a failure analysis to determine the cause and the wind turbine will be adjusted or re-assembled depending on the analysis result until the nacelle passes the full capacity performance test.

Once at wind farms, our installation team of engineers and professional staff will supervise third-party installation companies engaged by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure the proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines typically commences after they pass the durability test. So far, none of our wind turbines has failed to pass the durability test within the time period accepted by the customer. In 2013, a total of 614 units wind turbines were delivered, 549 units had passed the functionality test and were commissioned for which we recognized revenue. We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement.

Our on-site engineers at the wind farms provide feedback to our research and development team and quality control team to further improve our product design and the manufacturing process.

We have established a tracking system to enable us to identify the underlying quality issues of the raw materials and components in order to seek compensation from the suppliers.

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2013:

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

Certification of Our Products

We believe that we are among the first Chinese wind turbine manufacturers to apply for type certificates from GL and are the first Chinese wind turbine manufacturer to have received a design stage statement of compliance. Our wind turbines are designed to meet the specifications set by GL. In June 2007, we received a statement of compliance for C-Design assessment of design plausibility for our MY1.5s model prototype installed in Zhanjiang. In December 2009, we received a statement of compliance for D-Design assessment, from GL for another of our MY1.5se model wind turbines. We had also obtained from WINDTEST Kaiser-Wilhelm-Koog GmbH, or WINDTEST, a leading wind turbine testing firm in Germany and a subsidiary of GL, reports on power performance measurement, acoustic noise measurement and power quality measurement for our 1.5MW wind turbines in Zhanjiang. We obtained a statement of compliance for B-Design assessment in October 2011 and a statement of compliance for A-Design assessment in March 2012 for our MY1.5s models from GL. We also obtained a GL B Type Certificate and a GL A Type Certificate for our MY1.5s model in September 2012 and June 2013, respectively. As of the date of this annual report, we are in the process of applying for other GL certifications for our wind turbines, mainly MY1.5MW with 89.0 meter diameter rotor blades and MY2.0MW with 104.0 meter diameter rotor blades.

In addition, we received several product design certificates from CGC, for our 1.5MW wind turbines. According to the Provisional Measures for Administration of Special Funding for the Industrialization of Wind Power Equipment promulgated by the Ministry of Finance of China on August 11, 2008, certificate from CGC is one of the requirements imposed by Chinese regulations on wind turbine manufacturers to be eligible to receive state funding. We received the funding from the provincial authority for our facility expansion in Zhongshan, Guangdong Province for the three years ended December 31, 2012. We also received certificate for our regular rotor blades from CCSC, a Chinese certification and inspection institution, in November 2009. As of December 31, 2013, our wind turbine products had obtained 14 certificates from domestic and overseas certification bodies and passed 25 various domestic power grid tests.

In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled the LVRT requirements in accordance with the grid code in China. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China. The LVRT refers to the capability of a wind turbine to react properly to sudden fluctuations in grid voltage and remain connected to the grid under these abnormal conditions. In December 2011, the National Energy Administration issued new rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving LVRT capabilities. Currently, 16 of our wind turbine models have passed LVRT test. We believe all of our wind turbines are able to meet the LVRT requirements.

We believe that these certifications will enhance our credibility and help us attract new customers, especially as we expand in the overseas markets.

The following table sets forth the major effective certifications we have received as of December 31, 2013.

Certification Test Date	Certifications or Test Standard	Relevant Product

September 2011	CGC GB18451.1-2001	MY1.5sl (89.0m rotor blade)

November 2011	CGC GB18451.1-2001	SCD3000 loading system

October 2011	CGC GB18451.1-2001	2.5MW SCD (110.0m rotor blade)

March 2012	GL Statement of Compliance for the A-Design Assessment	MY1.5s model

September 2012	GL B Type Certificate	MY1.5s model

June 2013	GL A Type Certificate	MY1.5s model

Distribution, Warranty and Maintenance Support Services

We are typically responsible for shipping the wind turbines to the wind farms designated by our customers. Due to the size and weight of wind turbines, transportation cost is typically high, constituting approximately 3.9% of the all-in-cost of a wind turbine, depending on transportation distance. In order to minimize transportation cost, we strategically build our facilities close to areas where wind farms are built.

Our average transportation cost per unit was increased from RMB111,000 in 2011 to RMB138,000 in 2012, primarily due to the long distance we delivered our wind turbines to wind farms located in northwestern areas in China and overseas to Bulgaria. Our average transportation cost per unit further increased to RMB165,000 (US$27,256) in 2013, primarily due to the long distance and high altitude areas in northwestern and southwestern China where we delivered our wind turbines.

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

Our Customers

Approximately 66.1% of our total revenue derived from the sales of wind turbines through 2011 to 2013 were generated from the five largest state-owned Chinese electric power producers, namely, China Datang, Huadian, Guodian, CPIC and Huaneng, or their alternative energy subsidiaries, such as Longyuan and Datang Renewable, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity that year. Our three largest customers, as measured by units of wind turbines contracted since our inception in 2006 through December 31, 2013, were Huaneng, Huadian and China Datang. Our customers have wind farms that are located in many provinces and autonomous regions in China, especially in areas with abundant wind resources, for example Inner Mongolia Autonomous Region, Liaoning Province, Jilin Province, Heilongjiang Province, Hebei Province, Gansu Province and Guangdong Province.

We also sell wind turbines to regional alternative energy investment companies, regional electric power producers and wind farm operators in the private sector, including Shang Yi Chahar Wind Power Co., Ltd., Beijing Energy, Yudean, Guangdong Shuidian Bureau Two Co., Ltd., Fujian Investment and Development Group Co., Ltd., Inner Mongolia Aode Sente New Energy Development Co., Ltd., Da’an Runfeng Energy Development Co., Ltd. and Shanghai Chengrui Investment Ltd. New orders from these regional customers amounted to 437 units, 317 units and 232 units in 2011, 2012 and 2013, respectively, accounting for approximately 44.9%, 65.9% and 21.2% of our total orders, in terms of total power output, for the years ended December 31, 2011, 2012 and 2013, respectively. We expect the market shares in China’s wind power industry contributed by these regional alternative energy investment companies to continue to increase in the near future.

We, through Mingyang Electrical, received our first order from Yudean for its wind farm located in the Guangdong Province in May 2007. Since our inception in 2006 through December 31, 2013, we entered into sales contracts with 45 end customers to deliver 4,804 units of our wind turbines, including 4,200 units of our 1.5MW wind turbines, 524 units of 2.0MW wind turbines and 80 units of SCD wind turbines, respectively. We delivered 1,090 units, 472 units and 614 units of wind turbines and recognized revenue for 980 units, 518 units and 549 units of wind turbines, which amounted to RMB5,438.1 million, RMB2,649.7 million and RMB2,688.8 million (US$444.1 million) in 2011, 2012 and 2013, respectively.

As of the date of this annual report, we contracted and delivered various models of wind turbines, including 1.5MW, 2.0MW and 2.5/2.75/3.0MW SCD wind turbines. The following table sets forth the number of wind turbines we secured contract for, delivered and commissioned and recognized revenue that is attributable to the sales of wind turbines as of the dates and for the periods indicated:

Quarter	New Orders Signed		Cumulative Orders Signed(1)	Deliveries(2)	Cumulative Deliveries(1)	Commissioned and Revenue Recognized(3)	Cumulative Commissioned and Revenue Recognized(1)
	(in units of wind turbines)
2009
First Quarter	99		683	49	118	20	36
Second Quarter	35		718	43	161	58	94
Third Quarter	359		1,077	94	255	29	123
Fourth Quarter	81		1,158	192	447	45	168
2010
First Quarter	265		1,423	67	514	128	296
Second Quarter	370		1,793	77	591	182	478
Third Quarter	288		2,081	188	779	239	717
Fourth Quarter	176		2,257	278	1,057	253	970
2011
First Quarter	232		2,489	177	1,234	198	1,168
Second Quarter	253	(4)	2,742	212	1,446	245	1,413
Third Quarter	197		2,939	384	1,830	370	1,783
Fourth Quarter	292		3,231	317	2,147	167	1,950
2012
First Quarter	150		3,381	28	2,175	80	2,030
Second Quarter	66		3,447	96	2,271	116	2,146
Third Quarter	160		3,607	154	2,425	152	2,298
Fourth Quarter	105		3,712	194	2,619	170	2,468
2013
First Quarter	202		3,914	136	2,755	150	2,618
Second Quarter	264		4,178	88	2,843	103	2,721
Third Quarter	168		4,346	168	3,011	179	2,900
Fourth Quarter	458		4,804	222	3,233	117	3,017

(1)	As of the end of the quarter.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Commissioning of a wind turbine refers to grid-connection commissioning, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids. A durability test is conducted following the commissioning.
(4)	In September 2013, we amended the sales contract with Huaneng Zhanjiang Wind Power Co., Ltd. The total number of contracted wind turbines was changed from 18 units of 2.75MW wind turbines to 20 units of wind turbines, consisting of 10 units of 2.0MW and 10 units of 3.0 MW wind turbines.

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

As of December 31, 2013, we have also entered into over 30 strategic cooperation agreements with our current customers, including China Datang, Guodian, Huaneng and Yudean, and prospective customers, such as China Guangdong Nuclear Power Corp., or CGNPC, China National Offshore Oil Corporation, or CNOOC, Hebei Dehe New Energy Co., Ltd. and China Wind Power Group Limited, to further capture more market opportunities in selected regions and sales contracts with them for certain of their future wind farm projects. Under these strategic cooperation agreements, these customers generally agreed to provide us with priority when they select suppliers for certain of their wind farm projects subject to requirements and restrictions of relevant laws and regulations. In exchange, we agreed to offer a wide array of supporting services and assistance to these customers, including necessary assistance in obtaining approvals for wind farm projects, facilitating wind farm construction and operation, providing favorable commercial terms to these customers when we are selected as their wind turbine provider. Cooperation under these strategic agreements will be subject to a further detailed agreement on a project-by-project basis. These agreements generally do not have a term and can be terminated by mutual consent. For example, in September 2011, we entered into a strategic cooperation agreement with Yudean to foster offshore wind power development in Guangdong province and to localize the production of multi-megawatt wind turbines. The further detailed implementation of the cooperation is subject to the approvals from relevant government authorities. In November 2011, we entered into a strategic cooperation agreement with China Southern Power Grid Co., Ltd., or CSG, and Yudean to establish a special alliance under the lead of GDRC, in relation to promote local offshore wind power development in Zhuhai, Guangdong Province.

We have also begun exploring market opportunities by offering EPC arrangements. Under the EPC arrangements, we generally agree to develop the entire wind farm project, either through an investment in a proposed project company or the engagement in the wind farm construction directly at our own costs and expenses, including the installation of our wind turbines, with the intention to sell and transfer to the end customers our capital investment in the project company or the wind farm, as the case may be, for an expected consideration consisting of our initial capital contribution and an agreed fixed return of a certain percentage of such initial investment, upon its completion. Under the EPC arrangements, the customers will pay us for our capital investment in each wind farm and the wind turbines that are installed, upon the transfer. The customers also usually agree to be responsible for obtaining relevant governmental approvals. As of the date of this annual report, we had 13 ongoing EPC arrangements for wind farm projects with an aggregate of 351 units of wind turbines. Approximately RMB396.0 million (US$65.4 million) was recognized as revenue under EPC arrangements in the year ended December 31, 2013.

Overseas Markets

We expect to continue our efforts to expand into selected major overseas wind power markets. We incorporated a subsidiary in the United States in July 2010 to explore local market opportunities. In addition, we believe that India is a wind power market with great potential and that a local manufacturing presence would better support our expansion in India. Mingyang Singapore acquired a 50% equity interest in GWPL in India in November 2012 in order to take advantage of its established resources, including manufacturing facility, local marketing and operating workforce. In November 2013, we entered into a framework agreement with a leading renewable energy developer in Romania, which agreement covers wind farm development, supply of EPC services and equipment procurement of a 200MW wind farm project.

Furthermore, we plan to continue to attend international trade shows and industry events, utilize resources available at various industry associations and increase direct sales efforts to develop overseas customers. We adopt tailor-made market entry strategies for different overseas markets based on the various features of each target market. We also intend to implement flexible business models, such as EPC arrangements, build-operate-transfer, or BOT, model, subject to the requirements and preference of potential overseas customers. We have also been actively exploring other target markets, such as Eastern Europe.

In addition, we also plan to further establish cooperative relationships with commercial banks in China to expand our business internationally. For example, we entered into a strategic cooperative agreement in September 2009 with Guangdong Provincial Branch of Industrial and Commercial Bank of China, or ICBC Guangdong, to obtain a maximum credit line of RMB5.0 billion within the next two years upon our request from time to time and various financial services. In May 2010, we entered into a further elaborated cooperation agreement with ICBC Guangdong for overseas financial services arrangements. In addition, in October 2011, we entered into a development financing cooperation agreement and a planning cooperation agreement with China Development Bank Corp., or CDB, which is a government policy bank wholly owned by China’s central government. Under these agreements, CDB agreed to support our strategic and financial planning by granting up to US$5.0 billion in potential financings, including loans and credit facilities from 2011 to 2015, and by actively participating in our medium-to long-term development planning. The financings from CDB are subject to further terms and conditions to be negotiated.

Research and Development Capabilities and Technology Partnership

We spent approximately RMB85.3 million, RMB85.8 million and RMB102.6 million (US$16.9 million) on our research and development activities, during the fiscal years ended December 31, 2011, 2012 and 2013, respectively. We focus on enhancing our independent research and development capabilities and leveraging our relationships with international and domestic well-known research and development institutions, laboratories and universities.

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

Our research and development efforts have been recognized by relevant authorities. For example, in 2009, Guangdong Mingyang was granted government subsidies in the aggregate of approximately RMB0.3 million mainly for advanced technological improvements. In addition, we received government grants of RMB57.7 million, RMB166.7 million and RMB13.6 million (US$2.2 million) in 2011, 2012 and 2013, respectively, mainly to support our research and development projects for large capacity and offshore wind turbines, the improvement of our manufacturing facilities, the industrialization of turbines and key components, and the acquisition of land use rights. Government grants that compensate us for research and development expenses incurred are recognized as other income in the same periods in which the expenses are recognized. Government grants that compensate us for the cost of an asset are recognized in other income over the useful life of the asset.

As of December 31, 2013, our research and development and technology team had 232 members with in-depth knowledge of China’s wind and weather conditions as well as substantial technical expertise in the design, development and manufacturing of megawatt-class wind turbines. Our team focuses on projects including micro-siting analysis, wind turbine design and development, blade design and manufacturing technologies, tower and offshore foundation development, testing and monitoring technology, electrical control and automation technology, and electric power transmission and distribution technology. We designed and developed the full capacity performance testing platforms for our 1.5MW wind turbines and SCD wind turbines. We have expertise in electrical control technology (including wind turbine monitoring and control, generator control, soft cut-in grid connection and inverting and pitch control technology). We contracted a third party to develop the electrical system for our wind turbines and own the intellectual property right to the source code of such electrical control technology.

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

Domestic and International Research Platforms

We cooperate with domestic universities, including Tsinghua University, Southern China University of Technology and Beijing University of Aeronautics and Astronautics, on research projects for advanced technologies in connection with 2.5/3.0MW wind turbines and rotor blades, such as electrical control system technologies, materials for rotor blades and low-temperature operations. With the technology and research capabilities of these universities, we have successfully applied the research results in a number of wind turbine technologies. We focus on building a technology platform utilizing cutting-edge technologies. In August 2009, we entered into a letter of intent with the wind energy division of Risø-DTU, one of world’s leading research laboratories in sustainable energy, to cooperate on a broad range of research and development projects, including wind power meteorology, micro-siting, wind turbine external designs under extreme weather conditions in China, loading analysis on wind turbines at extreme wind conditions, wind farm design and technology norms, aerodynamics and integration of wind power and electrical system. In October 2009, we set up a wholly owned subsidiary, Mingyang Wind Power European R&D Center ApS, in anticipation of the establishment of a research and development center in Denmark in cooperation with the wind energy division of Risø-DTU to focus on the research and development of offshore wind turbine applications. In March 2012, we established our North American research and development center on the Centennial Campus of N.C. State University in Raleigh, North Carolina. The new research and development center focuses on enhancing the energy output and lowering the cost of electricity of offshore wind turbines, which plays a significant role in the development of blade design, turbine configuration study and control design for load management. We expect these international cooperations will strengthen our research and development ability to provide innovative and customizable wind power solutions to our customers.

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

We also have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China under our brand name. Our SCD wind turbines feature a two-blade and modular design, a sealed rotor hub and nacelle and a highly compact drive train. Compared to conventional wind turbines manufactured and installed in China of the same rated power capacity, our SCD wind turbines have a smaller external size and weigh less therefore require smaller foundations, cost less to transport and install. These features enable our SCD wind turbines to be installed on land as well as in water more than ten kilometers away from the shoreline. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation since then. We delivered and installed an additional SCD prototype in November 2010. We commenced the small-batch manufacturing of our 2.5/3.0MW SCD wind turbines in the second half of 2010. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing for the generator and have commenced the assembly for the gearbox. We have also launched the design process for customized models of 3.0MW SCD wind turbines which is expected to be installed in law wind speed areas. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the preparation for installation was commenced in 2013. We expect to finish the installation in mid of 2014. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. We believe that our SCD technologies and wind turbines will further enhance our leadership and increase our market shares in wind power industry in China. In addition, we have finished the design work for the 58.5 meter diameter carbon rotor blades for SCD3.0MW wind turbine, which is designed and suitable for low wind speed areas. However, we intentionally postponed the commercial manufacturing of this carbon blade and SCD wind turbine modification given the current high manufacturing costs.

Intellectual Property

Patents, trademarks and other proprietary rights are important to our business. We also rely on licensing opportunities, trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position in China’s wind power equipment industry. We have applied for patent protection in connection with our nacelle designs with elevated internal pressure, wind turbine technology under sandstorms and typhoon weathers, assembly process techniques and other turbine technologies. As of December 31, 2013, we had obtained two copyrights, 132 patents and 152 patent applications at various stages pending in China, all of which were granted initial approvals. We plan to apply for additional patents in the future. According to relevant laws and regulations in China, our copyright has a term of protection of 50 years from the date of first publication, and our patent rights have a term of protection of ten years from the date of application.

Moreover, our anti-typhoon wind turbine, multi-megawatt wind turbine for humid environment and wind turbine integrated jacket device had been recognized as the gold prize of Patent Prize of Zhongshan City in 2010, 2012 and 2013, respectively. Multi-megawatt wind turbine for humid environment was also been awarded the outstanding patent prize of Patent Prize of Guangdong Province in 2013.

The following table sets forth the application dates and the types of the material patents we had obtained as of December 31, 2013:

Patent	First Publication/Application Date	Type
MY1.5s wind turbine process software	February 2007	Copyright
Anti-typhoon wind turbine	January 2008	Utility model
Nacelle for wind turbines	December 2008	Design
Anti-sand storm system	December 2008	Utility model
Lighting structure for wind turbine nacelles	May 2009	Utility model
Trigger device for limit switches	August 2009	Utility model
Wind turbine (SCD with two rotor blade)	July 2010	Design
Multi-megawatt wind turbine for humid environment	September 2010	Utility model
Multi-megawatt wind turbine for high altitude areas	September 2010	Utility model
Multi-megawatt wind turbine for extreme low temperature areas	September 2010	Utility model
Turbine tower	September 2010	Utility model
Blade full life cycle risk assessment system	November 2013	Copyright

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

The most significant environmental contaminant we generate is the glass fiber dust from the cutting and polishing of the rotor blades. The glass fiber is low-toxic but may cause irritation or allergy to skin or respiratory tract. We have installed pressurized vacuums in our blade facilities to collect the dust and contracted third party waste management companies to collect and dispose such dust periodically. We and our subsidiaries have not been subject to any other fines, suspension orders or other administrative actions from the environmental authorities since 2010 up to the date of this annual report, and we believe that we are currently in compliance with all applicable environmental regulations and standards in all material respects and have all environmental permits necessary to conduct our business. We are not aware of any pending or threatened environmental investigation, proceeding or action by any governmental agency or other third-party.

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

In March 2011, we purchased an insurance policy covering the expenses and losses we may incur resulting from any product deficiency of our wind turbines. The one-year term insurance policy, which expired in March 2012, covered a batch of 518 units of our wind turbines. The total amount we obtained from claims brought under this insurance policy during the insurance period was approximately RMB8.3 million. Since March 2012, we have not maintained any similar insurance policy. Even if we obtain such insurance, it may not be able to sufficiently cover all of our wind turbines that have been delivered and connected to the grid, nor can we assure you that we will obtain enough insurance proceeds to cover all kinds of expenses we may incur resulting from any product deficiency.

Regulations

We operate our business in the PRC under a legal regime consisting of the State Council and several ministries and agencies under its authority, including the PRC Ministry of Commerce, or MOFCOM, the State Administration for Industry and Commerce, or the SAIC, SAFE, the NDRC, the Ministry of Environmental Protection, or the MEP, the State Administration of Taxation, or the SAT, and the State Energy Bureau, or the SEB. From time to time, the State Council, MOFCOM, the SAIC, SAFE, the NDRC, the MEP, the SAT and the SEB issue regulations that apply to our business. Certain of these rules and regulations, such as those relating to tax, foreign investment, foreign currency exchange, dividend distribution, and regulation of foreign exchange in certain onshore and offshore transactions, may affect our shareholders’ rights to receive dividends and other distributions from us.

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

Support for Wind Power Generation

China has adopted the policy of encouraging and supporting wind power generation. The Electric Power Law of the PRC implemented in 1996 and amended in August 2001set out the State’s encouragement and support on the utilization of renewable energy and clean energy, including wind energy, for power generation. The newly-revised Law of the PRC on the Prevention and Control of Atmospheric Pollution promulgated in 2000 also encouraged the development and utilization of clean energy such as solar, wind and water energy.

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

Pursuant to the Decision of the State Council on Matters Concerning Administrative Approval Items to Be Cancelled and Delegated to Lower Levels on May 15, 2013, wind power projects’ approval was by NDRC, now change into local government investment department to approve.

Pursuant to the Notice of NRDC of Wind Power Equipment Industry Development Opinions on December 23, 2010, and the Circular of the Ministry of Science and Technology on Wind Power Generation Technology Development for the 12th Five-Year Plan on March 27, 2012, governments especially encourage the construction of outsize wind farm and wind power development in the sea, and will provide all aspects of talent training and international cooperation.

Project Approval, Product Categorization and Project Requirements

The State Council promulgated the Decision of the State Council on Investment System Reform on July 16, 2004 and amended on December 2, 2013, which provides that wind farms must be approved by the local governments. The approval procedures and conditions applicable to wind power projects are implemented pursuant to the Interim Measures on the Examination and Approval of Enterprises’ Investment Projects issued by NDRC on September 15, 2004. The ease and length of these approval procedures have a direct effect on the rate of wind farm development in the PRC, as well as the overall number of wind farms to be developed, therefore affecting the market demand for our products.

On June 1, 2011, the NDRC promulgated the Guidance Catalog for Adjustment of the Industrial Structure (2011), or the Catalog, which serves as an important guideline for the government’s investment direction, management of investment projects and formulation and implementation of polices regarding finance and tax, credit, land and import/export. The Catalog encourages the development and utilization of renewable energy including wind power generation.

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

The state administration of quality supervision, inspection and quarantine, the national standardization management committee also approves the small wind turbine design requirements on March 20, 2013.

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

Taxation

Enterprise Income Tax Law

See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Value-added Tax

Pursuant to the Provisional Regulation of China on Value-added Tax and the implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are generally required to pay value-added tax at a rate of 17.0% of the gross sales proceeds received, less any deductible value-added tax already paid or borne by the taxpayer. In addition, when exporting goods, the exporter is entitled to an exemption, partial or full refund of value-added tax that it has already paid or borne. Guangdong Mingyang exported wind turbines and rotor blades to overseas markets in 2013 and was exempted from the 17.0% value-added tax in connection with such exported products.

Labor

The PRC Employment Contract Law that became effective on January 1, 2008 and amended on December 28, 2012 clarifies the responsibilities of both employers and employees and codifies certain basic rights of employees and provided protections to employees. The PRC Employment Contract Law provides, among other things; that: (i) a written agreement must be signed between the employer and employee from the beginning of the employment, or one month after the date when the employee starts to work; (ii) two parties to a part-time job may enter into an oral agreement, either of the parties to part-time job may terminate the employment by notice to the other party at any time and no severance compensation shall be payable by the employer to the employee upon the termination of a part-time job; (iii) after completing two fixed-term employment contracts, an employee that desires to continue working for an employer is entitled to require a non-fixed-term employment contract, and in addition, employees who have been employed for more than ten years by the same employer are entitled to require a non-fixed-term contract; (iv) an employer may stipulate only one probation period with any given employee and no probation period may be specified in an employment contract with a term to expire upon completion of a certain job or an employment contract with a term of less than three months; (v) hiring employees through human resources outsourcing firms or labor agencies is limited to temporary, auxiliary or substitute positions and an employer may be held jointly liable for any damages to its employees caused by its human resources outsourcing firm or labor agent if it hires such employees through these entities; and (vi) a draft of any collective contract must be presented to the labor union or all employees for discussion and approval and a collective contract must be entered into by the trade union, on behalf of the enterprise’s employees, and the employer.

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

(1)	Ming Yang Wind Power (International) Co., Limited holds 66.7% equity interest in M.W. Wind Power EOOD, a Bulgarian company, which currently has two wholly owned subsidiaries, namely W. Power EOOD and W. Power-2 EOOD.
(2)	The remaining 2% equity interest in Mingyang Holdings (Singapore) Ptd. Ltd. is held under the names of two third parties on trust for Mingyang International in order to meet the local requirements in Singapore. As such, Mingyang International has effectively in aggregate holds 100% equity interest in Mingyang Singapore.
(3)	The remaining 50% equity interest in GWPL is held by seven shareholders that are not related to us. GWPL currently has three wholly owned subsidiaries, namely Global Wind Infrastructure and Services Private Limited, Ashban Company Limited and Global Wind Power Italy S.R.L.
(4)	Jilin Mingyang currently has five wholly owned subsidiaries, namely Baicheng Mingyang New Energy Equipment Co., Ltd., Taonan Mingyang New Energy Equipment Co., Ltd., Da’an Mingyang New Energy Equipment Co., Ltd., Shuangliao Mingyang New Energy Equipment Co., Ltd. and Ming Yang Renewable (HK) Co., Limited.
(5)	The remaining 40% equity interest in Jiangsu Mingyang Wind Power Technology Co., Ltd., or Jiangsu Mingyang, is held by Jiangsu DiAo Investment Co., Ltd., an independent third party.
(6)	The remaining 1% equity interest is held by Zhongshan Blade.
(7)	The remaining 0.25% equity interest is held by Zhongshan Blade.
(8)	Seven joint ventures include Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd., or Zhongdan Ruihao, Daqing Dumeng Hujitumo Wind Power Co., Ltd., or Daqing Dumeng, Xinjiang Wanbang Energy Development Co., Ltd., or Xinjing Wanbang, Daqing Dumeng Dairy Farm Wind Power Co., Ltd., or Daqing Dairy Farm, Inner Mongolia Mingyang Wind Power Co., Ltd., or Inner Mongolia Wind Power, Daqing Dumeng Huzhen Dairy Farm Wind Power Co., Ltd., or Huzhen Dairy Farm, and Datang Gongcheng New Energy Co., Ltd., or Datang Gongcheng. We invested in the joint ventures to perform our obligations under our EPC arrangements.

We conduct the majority of our operations through our key operating subsidiaries in the PRC as follows:

•	We design, manufacture, sell and service our wind turbines primarily through Guangdong Mingyang, Jilin Mingyang and Yunnan Mingyang;

•	We develop and manufacture rotor blades primarily at Tianjin Blade and Zhongshan Blade; and

•	We manufacture and assemble wind turbines primarily at Tianjin Mingyang Wind Power Equipment Co., Ltd.

We own 99.16% of the equity interest in Guangdong Mingyang through several intermediate holding companies, namely:

•	First Base, a wholly owned holding company incorporated in Hong Kong;

•	Keycorp, a wholly owned holding company incorporated in Hong Kong;

•	Sky Trillion, a wholly owned holding company incorporated in the British Virgin Islands;

•	King Venture, a wholly owned holding company incorporated in Hong Kong;

•	Tech Sino, a wholly owned holding company incorporated in Hong Kong;

•	Asiatech, a wholly owned holding company incorporated in Hong Kong;

•	Rich Wind Energy Two, a wholly owned holding company incorporated in the British Virgin Islands, which indirectly holds its interest in Guangdong Mingyang through Tyson, its wholly owned holding company incorporated in Hong Kong; and

•	Mingyang Wind Power Investment Holding (Tianjin) Co., Ltd., a wholly owned holding company in corporate in Tianjin in October 2010, which currently owns 15.66% equity interest in Guangdong Mingyang.

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

We are headquartered in Zhongshan, Guangdong Province and have production facilities in Zhongshan, Guangdong Province; Jilin, Jilin Province; Tianjin; Rudong, Jiangsu Province; Ulanchap, Inner Mongolia; Dali, Yunnan Province; Guiyang, Guizhou Province; Jiuquan, Gansu Province; and Hami, Xinjiang Uyghur Autonomous Region.

•	Zhongshan, Guangdong Province: In 2010, we leased an aggregate floor area of approximately 16,000 square meters for wind turbine assembly, rotor blade manufacturing and administrative activities from Mingyang Electrical, a related party. Mingyang Electrical transferred its land use rights with respect to such facility to Zhongshan Ruiyang, which we acquired 100% equity interest in 2011. As such, we currently owned the land use rights and the associated facilities. We, through Zhongshan Mingyang Wind Power Equipment Co., Ltd., a subsidiary we acquired in January 2010, also have the land use rights, which expire in 2048, to a parcel of land with an aggregate area of approximately 32,000 square meters, on which we have built a facility with an estimated aggregate floor area of approximately 7,800 square meters for wind turbine manufacturing. We have an additional assembly stations for our 2.5/3.0MW SCD wind turbines in Zhongshan and obtained the land use right in November 2010, which expire in 2048, to a parcel of land with an aggregate area of approximately 26,805 square meters. In December 2011, we, through Guangdong Mingyang, obtained a land use right to one parcel of land with an aggregate area of approximately 312,187 square meters. The land use right will expire in October 2061. As such, we currently own all the land use rights and the associated facilities located in Zhongshan.

•	Tianjin: We entered into two agreements to lease from Tianjin Technology for a facility with an aggregate gross floor area of approximately 25,000 square meters for a term of two years starting from January 2010 and an aggregate gross floor area of approximately 29,000 square meters for a term of two years starting from June 2010, respectively. We have acquired the remaining equity interest in Tianjin Technology from Tianjin Jinneng and as a result, Tianjin Technology has become a wholly owned subsidiary of us. As such, we currently own the land use rights with respect to the facilities currently held by Tianjin Technology.

•	Jilin, Jilin Province: We obtained the land use right to one parcel of land with a site area of approximately 48,000 square meters. These land use right expire in December 2056. We have obtained property rights certificates for the facilities and ancillary buildings on these properties which have an estimated aggregate floor area of approximately 11,700 square meters. We have a new facility for the manufacture of rotor blades in Jilin, which has an aggregate floor area of 11,000 square meters.

•	Rudong, Jiangsu Province: We obtained land use rights to four parcels of land with an aggregate area of 80,000 square meters. The land use rights expire in 2060 and 2061, respectively. Our Rudong facility commenced commercial production in September 2011 and has an aggregate floor area of 33,000 square meters.

•	Ulanchap, Inner Mongolia: We obtained land use rights to a parcel of land with an aggregate area of approximately 116,401 square meters. Our Inner Mongolia facility commenced commercial production in June 2011 and has an aggregate floor area of 9,931 square meters. The land use rights expire in October 2061.

•	Dali, Yunnan Province: We entered into a lease agreement to lease from an independent third party for a facility with an aggregate gross floor area of approximately 30,000 square meters in June 2012. The lease agreement has a term of three years.

•	Guiyang, Guizhou Province: We, through Guizhou Mingyang Wind Power Technology Co., Ltd., obtained land use rights to a parcel of land with an aggregate area of approximately 165,333 square meters. The land use rights expire in July 2062. We are currently establishing our facilities in Guiyang.

•	Jiuquan, Gansu Province: We, through Gansu Mingyang New Energy Technology Co., Ltd., leased from an independent third party approximately 7,100 square meters for blade production. The facility was commenced production in October 2013 and the lease expires in December 2015.

•	Hami, Xinjiang Uyghur Autonomous Region: We, through Gansu Mingyang New Energy Technology Co., Ltd., leased from an independent third party approximately 6,000 square meters for blade production. The facility was commenced production in December 2013 and the lease expires in December 2014.

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

Overview

We are a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were founded in June 2006 and have since experienced significant growth. As of December 31, 2013, we had entered into sales contracts with 45 end customers to deliver 4,804 units of our wind turbines. We generated a profit in the amount of RMB292.3 million in 2011 and recorded a loss of RMB300.8 million in 2012 and RMB647.4 million (US$106.9 million) in 2013, respectively.

During the years ended December 31, 2011, 2012 and 2013, wind turbines we delivered and other operating data were as follows:

	2011		2012		2013
Wind turbines we delivered (units)		1,090		472		614
Wind turbines commissioned for which we recognized revenue (units)		980		518		549
Sales of wind turbine (in millions)	RMB	5,438.1	RMB	2,649.7	RMB	2,688.8
Wind turbines we delivered for which we have yet to recognize revenue (units)		197		151		216
Deferred revenue (in millions)	RMB	606.8	RMB	581.2	RMB	817.6

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

In recent years, the supply of wind turbines has increased significantly as many manufacturers worldwide, including our company, have engaged in significant production capacity expansion. Beginning in late 2008, this increase in supply resulted in the reductions of prevailing market prices of wind turbines. In particular, the prevailing market prices of wind turbines further declined significantly during 2011 due to the intensified competitive economic environment. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding value-added taxes, or VAT, on a per kilowatt, or kW, basis, decreased from RMB3,252 per kW in 2011 to RMB3,140 per kW in 2012 and further to RMB 3,124 (US$516.0) per kW in 2013, based on the sales contracts we entered into in relevant periods. The average contract selling price for our 2.0MW wind turbines in 2013 was RMB3,172 (US$524.0) per kW.

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

Our cost of raw materials, on a per unit basis, decreased from RMB4.1 million in 2011 to RMB3.8 million in 2012 and increased to RMB4.0 million (US$0.7 million) in 2013. We have been expanding our rotor blade manufacturing capabilities and may selectively acquire certain component manufacturers in the future in order to produce these components in-house and reduce our dependency on external suppliers for these components. As a result of our multiple-supplier strategy and our good relationships with our key suppliers, we do not expect to experience any shortage in the supply of our major components and raw materials in the near future.

In addition, the primary raw materials used in some of our components include steel and copper. Consequently, the prices we pay to our suppliers for such components may be affected by movements in prices for these raw materials.

Ability to Design and Market Technologically Advanced and Cost-Competitive Turbine Models

Although we have successfully launched our 1.5MW wind turbines, our operating results and future growth depend on our ability to continue to develop or license technologies, manufacture and market technologically advanced and cost-competitive wind turbines. We completed the first prototype of our new 2.5/3.0MW SCD wind turbine in May 2010 and had delivered and installed two prototypes at two wind farms by the end of 2011. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing and have commenced the assembly for the gearbox. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the preparation for installation was commenced in 2013. We expect to finish the installation in mid of 2014. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. We expect to continue to optimize the performance of our products under diverse operating conditions such as in low and high temperatures, high altitudes, low wind velocity and coastal areas. As our customers’ needs evolve, the wind turbine specifications they require typically change as well. Our ability to design and develop new products that meet these changing requirements has been and will continue to be critical to our ability to maintain and increase our installed capacity sold and profitability. As a result, we expect to continue to make significant investments in research and development, particularly with respect to designing and developing more technologically advanced and cost-competitive products and core components.

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

Revenue

Our revenue is primarily derived from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials and electronic equipment. We also generated revenue from construction conducted under EPC arrangements in 2011 and 2012. Our net revenue is net of VAT collected on behalf of tax authorities.

The following table sets forth our revenue for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Sales of wind turbines	5,438,065	2,649,720	2,688,769	444,153
Maintenance services	37,018	66,632	90,871	15,011
Sales of raw materials and electronic equipment	18,648	125,018	65,190	10,768
Construction contract revenue	22,088	51,730	—	—

Total revenue	5,515,819	2,893,100	2,844,830	469,932

Sales of wind turbines. Our revenue from the sales of wind turbines, including the provision of installation supervision services, is determined by the units of wind turbines commissioned as well as the amount of contract consideration allocated to the sales of wind turbines.

We secured contracts for 974 units, 481 units and 1,092 units in 2011, 2012 and 2013, respectively. We delivered 1,090 units, 472 units and 614 units of wind turbines and recognized revenue for 980 units, 518 units and 549 units of wind turbines, which amounted to RMB5,438.1 million, RMB2,649.7 million and RMB2,688.8 million (US$444.1 million), in 2011, 2012 and 2013, respectively. We did not recognize revenue for the sales of 197 units, 151 units and 216 units of wind turbines that were delivered as of December 31, 2011, 2012 and 2013, respectively, which represented approximately RMB606.8 million, RMB581.2 million and RMB817.6 million (US$135.1 million) of deferred revenue, respectively. At the point of revenue recognition, the amount of inventory associated with the delivered wind turbines, which represented approximately RMB873.0 million, RMB571.7 million and RMB867.2 million (US$143.3 million) of finished goods inventory as of December 31, 2011, 2012 and 2013, respectively, would be included in the cost of sales.

Provision of maintenance services. Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and the amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB37.0 million, RMB66.6 million and RMB90.9 million (US$15.0 million) in the years ended December 31, 2011, 2012 and 2013, respectively.

Sales of raw materials and electronic equipment. Our revenue from sales of raw materials and electronic equipment is determined by the quantities and average selling price of the raw materials and electronic equipment that we sell. We derived revenue in the amount of RMB18.6 million, RMB125.0 million and RMB65.2 million (US$10.8 million) from the sales of the gearboxes, generators, pitch control systems, bearings and other components in the years ended December 31, 2011, 2012 and 2013, respectively. We may occasionally sell raw materials and electronic equipment to other turbine manufacturers in the future but we do not expect to engage in such sales as part of our ordinary business operation.

Construction contracts. We began entering into EPC arrangements in 2011. Under certain of these arrangements, we are engaged in the construction of the wind farms and derived revenues from such construction work based on the percentage of completion status. In the years ended December 31, 2011 and 2012, we recognized revenue of RMB22.1 million and RMB51.7 million, respectively, from construction contracts relating to EPC arrangements. We did not recognize such revenue in 2013. See “—Critical Accounting Policies—Revenue Recognition—Construction contracts.”

Cost of Sales

Our cost of sales consists of raw material cost, manufacturing overhead, estimated cost of warranty and related expenses and inventory provision.

•	Raw material cost. Raw material cost includes (i) cost of raw materials used in the assembly of wind turbines, such as rotor hubs, main shafts, main frames, gearboxes, bearings, generators, frequency converters, transformers, pitch control systems and electrical control systems, and (ii) cost of raw materials used in the manufacturing of rotor blades, such as glass fiber, balsa wood, PVC foam and epoxy resin. Our cost of raw materials, on a per unit basis, amounted to RMB4.1 million, RMB3.8 million and RMB4.0 million (US$0.7 million) in 2011, 2012 and 2013, respectively.

•	Manufacturing overhead. Our manufacturing overhead includes salaries and benefits for personnel directly involved in the manufacturing activities, depreciation of manufacturing equipment and facilities, consumables, rent, traveling expenses, utilities and other expenses associated with the manufacturing of our products. Variable production overheads are allocated to each unit of production based on the actual use of our production facilities. Fixed manufacturing overhead allocated to cost of sales and inventories are based on the normal capacity of our production facilities. Depreciation of manufacturing equipment and facilities is provided on a straight-line basis over their estimated useful life, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly since 2010, resulting from our purchases of more property, plant and equipment. We expect this trend to continue as we continue to expand our production capacity.

•	Estimated cost of warranty and related expenses. We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Under the sales contracts, we offer to provide the customers with certain spare parts at prices determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. During the warranty period, we typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay a monetary damage of up to 20% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace a wind turbine if the power output curve of an individual wind turbine does not exceed certain designed power output curve set in the sales contracts after extensive verification. As of December 31, 2013, our accrued warranty costs amounted to RMB404.1 million (US$66.8 million). We compared our warranty practice and the design and technology of our wind turbines with those of our competitors that are public companies and believe that the design and technology of our wind turbines and our warranty practice are in accordance with the industry standard. Accordingly, we estimate the amount of potential future claims during the warranty periods with reference to our warranty experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenue from sales of wind turbines for each of 2011, 2012 and 2013 as the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

•	Inventory provision. Our inventories are stated at the lower of cost or net realizable value. We record inventory provision in cost of sales. We incurred RMB3.5 million, RMB35.8 million and RMB22.9 million (US$3.8 million) in inventory provision in 2011, 2012 and 2013, respectively. We also recorded a reversal of inventory provision in the amount RMB5.4 million (US$0.9 million) in the year ended December 31, 2013 since the relevant impaired inventories were sold or consumed in 2012.

Our cost of sales in connection with the sales of wind turbines and the provision of technical and maintenance support services during the warranty period is affected primarily by our ability to control raw material and component costs by efficiently managing our supply chain and achieving economies of scale in our operations.

Other Income

Other income primarily represents government grants in the amount of RMB31.2 million, RMB80.9 million and RMB34.6 million (US$5.7 million) in 2011, 2012 and 2013, respectively. In 2011, we granted the license of an unpatented technology for the manufacturing of wind turbines to Inner Mongolia Equipment, a 33.0% affiliate of us, at the consideration of RMB5.0 million which was recorded as other income in the same year. In 2012, we recorded a bargain purchase gain of RMB4.9 million from our acquisition of the remaining 65.06% equity interest in Tianjin Technology, which was mainly attributable to the increase in fair value of the identifiable net assets from the date when consideration for the acquisition was agreed to the date when we obtained control in Tianjin Technology. In 2013, we recorded a bargain purchase gain of RMB4.9 million (US$0.8 million) from our acquisition of Gansu Shandan Xiehe Wind Power Co., Ltd., or Shandan Xiehe, and RMB5.5 million (US$0.9 million) from the provision of certain technical services.

Selling and Distribution Expenses

Our selling and distribution expenses consist primarily of wind turbine and component transportation costs, bidding charges, salaries and benefits for our selling and distribution staff, traveling expenses and other selling expenses including expenses relating to on-site surveying and meetings. We engage third-party transportation companies to transport and deliver wind turbines to wind farms and include the related transportation costs in the selling and distribution expenses. As we participate in certain public biddings organized by agents engaged by our customers, we are required to pay a bidding success fee to the agent after we win the bid, which amount is calculated at a percentage ranging from 0.1% to 0.5% of the contracted amount and included in the selling and distribution expenses.

Our selling and distribution expenses amounted to RMB227.8 million, RMB174.8 million and RMB219.9 million (US$36.3 million) in 2011, 2012 and 2013, respectively. We expect that our selling and distribution expenses will increase in the future as we sell more wind turbines and increase our sales efforts and hire additional sales personnel to accommodate the growth of our business as we expand our customer base in the domestic market and enter the overseas markets.

Administrative Expenses

Our administrative expenses consist primarily of share-based compensation expenses, salaries and benefits for our administrative, finance and human resources personnel, bank charges, allowance for doubtful debts, rent, professional service fees, stamp duty and other taxes, business travel expenses, office expenses, depreciation and amortization expenses that are allocable to our administrative finance and human resources departments and other costs, including insurance premium, conference fees and utilities expenditures. Our administrative expenses amounted to RMB261.9 million, RMB384.1 million and RMB445.9 million (US$73.7 million) in 2011, 2012 and 2013, respectively. We expect our administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operation as a public company, including compliance-related expenses.

Research and Development Expenses

Research and development expenses consist primarily of professional service fees paid to third-party service providers for outsourced research and development projects, materials consumed in research and development activities, salaries, bonuses and other benefits for research and development personnel, travel expenses, depreciation expenses that are allocable to our research and development department and other expenses, including reimbursement and allowance for research and development personnel. Our research and development expenses were RMB85.3 million, RMB85.8 million and RMB102.6 million (US$16.9 million) in 2011, 2012 and 2013, respectively. All costs associated with research and development activities are expensed as incurred. We expect the research and development expenses to increase as we hire additional research and development personnel and devote more resources to research and development efforts.

Impairment Loss on Goodwill and Other Intangible Assets

In November 2012, we acquired 50% equity interest in GWPL, which became a consolidated subsidiary of our Group since then. GWPL was initially expected to focus on the manufacturing and sales of wind turbines with the designed output of 750kW, 2.0MW and 2.5MW wind turbines in India. Since 2013 however, some of GWPL’s major customers encountered financial difficulties and significantly reduced their orders for wind turbines supplied by GWPL. Consequently, the economic benefits of these intangible assets will not be realized as previously forecasted. We carried out an impairment test on the intangible assets and goodwill relating to our Indian operation segment as of December 31, 2013, and as a result, an impairment loss of RMB179.7 million (US$29.7 million) was recognized.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2011 and 2012. In 2013, we were subject to Hong Kong profits tax for any assessable income at a rate of 16.5%.

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

The recognition criteria and procedures for the “advanced and new technology enterprise” under the EIT law were not issued until April 2008. Guangdong Mingyang was granted the “advanced and new technology enterprise” certificate. The certificate is valid for a period of three years effective from January 1, 2009. In November 2012, Guangdong Provincial Department of Science and Technology determined that Guangdong Mingyang remained qualified as an “advanced and new technology enterprise.” In 2013, Guangdong Mingyang renewed the certificate by extending the effective term to November 2015. Further, in June 2009, Jilin Mingyang obtained the “advanced and new technology enterprise” certificate, which is valid for a period of three years effective from January 1, 2009. Jilin Mingyang has renewed the certificate in August 2012 which is valid from August 2012 to August 2015.

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

India

Effective from January 1, 2013, the India statutory income tax rate applicable to our subsidiaries in India is 30.90%. We did not have any assessable profits subject to the India income tax in 2012 and 2013.

Recently Issued Accounting Pronouncements

The IASB has issued certain amendments to IFRSs that are first effective for our fiscal year of 2013. Of these, the following new standards and amendments to standards are relevant to our financial statements.

IFRS 10 Consolidated Financial Statements (2011)

As a result of IFRS 10 (2011), we have changed our accounting policy for determining whether we have control over and consequently whether we consolidate our investees. IFRS 10 (2011) replaces the requirements in IAS 27, Consolidated and separate financial statements, relating to the preparation of consolidated financial statements. It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether we have power over the investee, exposure to variable returns from our involvement with the investee and the ability to use our power to affect the amount of those returns.

In accordance with the transitional provisions of IFRS 10 (2011), we reassessed the control conclusion for our investees as January 1, 2013 and determined that the adoption of IFRS 10 (2011) had no significant impact on our control conclusion in respect of our involvement with other entities.

IFRS 11 Joint Arrangements

As a result of IFRS11, we have changed our accounting policy for our interests in joint arrangements. Under IFRS 11, we have classified our interests in joint arrangements as joint ventures. When making this assessment, we considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

We have re-evaluated our involvement in our joint arrangement and has reclassified the investments in jointly controlled entities to investments in joint ventures. Upon the adoption of IFRS 11, the investment continues to be accounted under the equity method with no impact on our recognized assets, liabilities and comprehensive income.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 brings together into a single standard all the disclosure requirements relevant to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS 12 are generally more extensive than those previously required by the respective standards. To the extent that the requirements are applicable to us, we have expanded our disclosures about our interests in subsidiaries and equity-accounted investees.

IFRS 13 Fair Value Measurement

IFRS 13 replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. To the extent that the requirements are applicable to us, we have included additional disclosures in this regard. The adoption of IFRS 13 does not have any material impact on the fair value measurements of our assets and liabilities.

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

As a result of the amendments to IAS1, we have modified the presentation of items of other comprehensive income/(loss) in our consolidated statements of comprehensive income, to present separately items that are or may be reclassified to profit or loss. Comparative information has been re-presented accordingly.

Disclosue of Recoverable Amount for Non-Financial Assets (Amendments to IAS 36) (2013)

We have early adopted the amendments to IAS 36 (2013). As a result, we have expanded our disclosures of recoverable amounts when impairment is recognized.

The above changes in accounting policies relate to disclosure requirements only and as such do not impact our results of operations or financial position.

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

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of operations and corresponding statement of financial condition accounts would be necessary. These adjustments would be made in future financial statements.

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

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of us, functional test of the wind turbine has been completed and accepted by the customer and the collectability of the consideration is probable. The durability test, which typically lasts 240 hours and is performed subsequent to the functional test of the turbine, is a test to ensure the proper and stable connection of the wind turbines to power grids. Our performance obligation of the durability test is not significant.

In substance, our investments in joint ventures are interest bearing advances or loans to the other shareholders of the joint ventures. With respect to sale of wind turbines and provision of maintenance services to our joint ventures, we retain significant risk of ownership when receipt of revenue from the sale of wind turbines to the joint ventures is contingent upon the derivation of revenue by the buyer from the operation of wind turbines. Therefore, in addition to meeting the criteria described in the preceding paragraph, we recognize revenue from the sale of wind turbines to our joint ventures when the joint ventures have demonstrate their current ability to settle the sales amount of the wind turbines, other than solely from the future generation of cash flows from the wind farm operations. Such ability is usually evidenced by the joint ventures obtaining financing which is independent from us to settle the sales amount of wind turbines, such as obtaining bank loans that are not guaranteed by us, our subsidiaries or related parties.

The amounts that have been billed by us for wind turbines that have been delivered to the customer locations but the related installation service and the functionality test have not been completed, which generally occurs three to six months after the delivery date, are recorded in “deferred revenue” in the consolidated statement of financial position. As of December 31, 2011, 2012 and 2013, deferred revenue amounted to RMB606.8 million, RMB581.2 million and RMB817.6 million (US$135.1 million), respectively.

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

Construction contracts

Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that is probable that they will result in revenue and can be measured reliably. When the outcome of a construction contract can be estimated reliably, revenue is recognized using the percentage of completion method. The stage of completion is assessed by reference to surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss. We recognized RMB22.1 million and RMB51.7 million from project construction for EPC arrangements in the years ended December 31, 2011 and 2012, respectively.

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

Useful Life
Unpatented technology	4 - 12 years
Customer relationship	10 years
Wind farm development right	15 - 20 years

Lease prepayments are stated at cost less amortization and impairment losses. Amortization is recognized in profit or loss on a straight-line basis over the estimates useful lives which range from 30 to 50 years.

There has been no change to the estimated useful lives during the periods presented.

Impairment of Long-lived Assets

We review our long-lived assets, including property, plant and equipment, intangible assets and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the recoverable amount of the asset. The recoverable amount of an asset or cash-generating unit, or CGU, is the greater of its value in use and its fair value less costs to sell. In assessing value in use, or VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the carrying amount of the asset exceeds its recoverable amount, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds its recoverable amount.

In November 2012, we acquired 50% equity interest in GWPL, which became a consolidated subsidiary of our Group since then. GWPL was initially expected to focus on the manufacturing and sales of wind turbines with the designed output of 750kW, 2.0MW and 2.5MW wind turbines in India. Since 2013 however, some of GWPL’s major customers encountered financial difficulties and significantly reduced their orders for wind turbines supplied by GWPL. Consequently, the economic benefits of these intangible assets will not be realized as previously forecasted. We carried out an impairment test on the intangible assets as of December 31, 2013, and an impairment loss of RMB80.7 million (US$13.3 million) was recognized.

Impairment testing for goodwill is performed annually at the end of each reporting period. As of December 31, 2013, we had RMB132.0 million (US$21.8 million) in goodwill that were subject to impairment testing. No impairment loss for goodwill was recognized for the years ended December 31, 2011 and 2012. For the year ended December 31, 2013, however, due to GWPL’s operation status as discussed above, we consider the goodwill allocated to the manufacture and sale of wind turbines – India CGU to be impaired. We assessed the VIU of the manufacture and sale of wind turbines – India CGU, and recognized an impairment loss of RMB99.0 million (US$16.4 million) for goodwill for the year ended December 31, 2013.

Share-based Compensation

We account for share-based payments under the provisions of IFRS 2, Share-based Payment, or IFRS 2. Under IFRS 2, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the expense in our consolidated statement of operations over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans.

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. The initial exercise price of these options equals to 60% of the offering price to public of US$14.00, or US$8.40, per ADS, each representing one ordinary share. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,805,900. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. We incurred share-based compensation expenses associated with these options and share awards in the amount of RMB112.5 million, RMB42.9 million and RMB33.2 million (US$5.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

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

As of December 31, 2013, we had not recognized deferred tax assets with respect to unused tax losses of RMB285.8 million (US$47.2 million) and other temporary differences of RMB137.8 million (US$22.8 million). The deferred tax assets not recognized as of December 31, 2013 were mainly related to deferred tax assets of Jiangsu Mingyang Wind Power Technology Co., Ltd., or Jiangsu Mingyang, Guizhou Mingyang Wind Power Technology Co., Ltd., or Guizhou Mingyang, and GWPL. We determined that it was not probable that the tax losses and other temporary differences of Jiangsu Mingyang, Guizhou Mingyang and GWPL could be utilized and therefore the deferred tax assets were not recognized.

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

We record inventories provisions that have cost in excess of estimated market value. If the utility of our inventories were to be impaired by damage, deterioration, obsolescence or other causes, we would write down the cost of our inventories to their net realizable values. The inventories provisions for the years ended December 31, 2011, 2012 and 2013 were RMB3.5 million, RMB35.8 million and RMB22.9 million (US$3.8 million), respectively, and were included in cost of sales in our consolidated statements of operations.

Warranty

We perform a functionality test to our wind turbines after the installation in order to test the performance of the wind turbines to make sure they meet all of the specific acceptance criteria of our customers and are properly connected to the power grids. A durability test is subsequently performed to ensure proper and stable connection of our wind turbines to the power grids. The warranty period of our wind turbines typically commences after they pass the durability test. We provide warranties of two to six years for our 1.5MW wind turbines after the wind turbines have passed the durability test. Of the 2,962 units of 1.5MW wind turbines for which we secured contracts as of December 31, 2013, we offered warranties for a two-year period for 742 units and for periods longer than two years for 2,220 units of wind turbines. We offered warranties of three years for the 17 units of SCD wind turbines and warranties of three to five years for the 98 units of 2.0MW wind turbines, respectively, for which we secured contracts as of December 31, 2013. During the warranty period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Upon the occurrence of any repairs and replacements, we typically restart the warranty period for the repaired or replacement components. During the warranty period, we also typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay monetary damages of up to 20% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, we offer under the sales contracts to provide the customers with certain spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts.

We have estimated the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. We compare the warranty practice, design and technology of our wind turbines with those of our competitors in our industry, and we believe our warranty practice and the design and technology of our wind turbines are in accordance with industry standards and specifications and are comparable to these competitors in terms of the performance and durability. Accordingly, we estimate the amount of potential future claims during the warranty periods based on our warranty experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenue from sale of wind turbines for each of 2011, 2012 and 2013, based on the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

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

Movements of the warranty provision are set out as below:

	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
As of January 1	211,117	353,067	390,489	64,504
Additions	180,139	87,708	87,972	14,532
Provisions utilized	(38,189)	(50,286)	(74,411)	(12,292)

As of December 31	353,067	390,489	404,050	66,744

Results of Operations

The following summary consolidated statement of operations and consolidated statement of comprehensive income data for the years ended December 31, 2011, 2012 and 2013 and summary consolidated statement of financial position data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The summary consolidated statement of operations and consolidated statement of comprehensive income data for the years ended December 31, 2009 and 2010 and the summary consolidated statement of financial position data as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements, which are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Revenue	1,172,692	5,517,837	5,515,819	2,893,100	2,844,830	469,932
Cost of sales	(1,096,724)	(4,430,472)	(4,522,685)	(2,523,337)	(2,582,551)	(426,607)
Gross profit	75,968	1,087,365	993,134	369,763	262,279	43,325
Other income	268	18,165	36,195	85,830	44,953	7,426
Selling and distribution expenses	(90,862)	(149,152)	(227,766)	(174,807)	(219,890)	(36,323)
Administrative expenses	(67,475)	(150,775)	(261,944)	(384,102)	(445,883)	(73,655)
Research and development expenses	(52,789)	(43,061)	(85,305)	(85,821)	(102,568)	(16,943)
Impairment loss on goodwill and other intangible assets	—	—	—	—	(179,661)	(29,678)
(Loss)/profit from operations	(134,890)	762,542	454,314	(189,137)	(640,770)	(105,848)
Net finance expenses	(49,577)	(35,100)	(91,278)	(104,094)	(81,522)	(13,466)
Share of (loss)/profit of associates	(154)	2,616	2,275	(7,396)	(3,558)	(588)
(Loss)/profit before income tax	(184,621)	730,058	365,311	(300,627)	(725,850)	(119,902)
Income tax (expense)/benefit	(38,495)	(20,870)	(73,018)	(213)	78,417	12,954
(Loss)/profit for the year	(223,116)	709,188	292,293	(300,840)	(647,433)	(106,948)
Other comprehensive loss for the year
Foreign operations-foreign currency translation differences	—	(19,156)	(39,202)	(2,965)	(8,628)	(1,426)
Total comprehensive (loss)/income for the year	(223,116)	690,032	253,091	(303,805)	(656,061)	(108,374)
(Loss)/profit attributable to:
Shareholders of the Company	(221,313)	702,135	292,993	(281,874)	(504,179)	(83,284)
Non-controlling interests	(1,803)	7,053	(700)	(18,966)	(143,254)	(23,664)
Total comprehensive (loss)/income attributable to:
Shareholders of the Company	(221,313)	682,979	253,791	(284,707)	(517,211)	(85,438)
Non-controlling interests	(1,803)	7,053	(700)	(19,098)	(138,850)	(22,936)
Basic and diluted (loss)/earnings per share	(2.21)	6.61	2.35	(2.31)	(4.12)	(0.68)
Weighted average number of shares used in computation—basic and diluted (1)	100,000,000	106,250,000	124,450,310	121,869,607	122,408,098	122,408,098

(1)	The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted (loss)/earnings per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, (ii) our reorganization which was completed in May 2010, and (iii) our incorporation in February 2009, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

Comparison of Years Ended December 31, 2013 and December 31, 2012

Revenue. Our total revenue for the year ended December 31, 2013 was RMB2,844.8 million (US$469.9 million), compared to RMB2,893.1 million for the year ended December 31, 2012.

Our revenue derived from sales of wind turbines was RMB2,688.8 million (US$444.1 million) in 2013, compared to RMB2,649.7 million in 2012. We recognized revenue derived from sales of wind turbines for 455 units of 1.5MW, 91 units of 2.0MW and 3 units of 2.5MW wind turbines in 2013, compared to 494 units of 1.5MW, 7 units of 2.0MW and 17 units of 2.5/3.0MW SCD wind turbines in 2012. Total deliveries were 614 units and 472 units in 2013 and 2012, respectively. The decrease in revenue was primarily due to the overall lower average selling price for wind turbines recognized in 2013. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, decreased from RMB3,140 per kW in 2012 to RMB3,124 (US$516.0) per kW in 2013, based on the sales contracts we entered into in relevant periods. The decrease in selling prices was principally due to intensified market competition and a decrease in market demand.

We derived revenue of RMB65.2 million (US$10.8 million) and RMB125.0 million from sales of raw materials and electronic equipment in 2013 and 2012, respectively.

Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB66.6 million and RMB90.9 million (US$15.0 million) in the years ended December 31, 2012 and 2013, respectively.

We began EPC arrangements in 2011, under certain of which we engaged in the construction of wind farm projects. We generated revenue from construction under EPC arrangements of RMB51.7 million in 2012. We did not recognized such revenue in 2013.

We recognized revenue in connection with sales of wind turbines to 14 end customers in the year ended December 31, 2012. Our largest and top five customers in 2012, in terms of revenue recognized, together with their respective affiliates, contributed approximately 27.9% and 64.0% of our total revenue for the year, respectively. We recognized revenue in connection with sales of wind turbines to 17 end customers in the year ended December 31, 2013. Our largest and top five customers in 2013, in terms of revenue recognized, together with their respective affiliates, contributed approximately 22.1% and 54.4% of our total revenue for the year, respectively.

Mingyang Singapore completed the acquisition of GWPL in November 2012 and as a result of the consolidation of its financial results with ours, we recognized revenue of RMB68.9 million (US$11.4 million) and RMB13.4 million generated from GWPL for the years ended December 31, 2013 and 2012, respectively.

Cost of sales. Our cost of sales increased from RMB2,523.3 million for the year ended December 31, 2012 to RMB2,582.6 million (US$426.6 million). This increase was primarily due to the increase in the percentage of the sales of 2.0MW wind turbines over total revenue as compared to that in 2012, which has a higher unit cost than 1.5MW wind turbines. Our cost of sales as a percentage of total revenue was 87.2% and 90.8% for the years ended December 31, 2012 and 2013, respectively.

Gross profit. As a result of the foregoing, our gross profit for the year ended December 31, 2013 was RMB262.2 million (US$43.3 million), representing a gross margin of 9.2%, as compared to a gross profit of RMB369.8 million, representing a gross margin of 12.8%, for the year ended December 31, 2012.

Other income. Other income decreased by RMB40.8 million from RMB85.8 million for the year ended December 31, 2012 to RMB45.0 million for the year ended December 31, 2013, primarily due to less government grants received and recognized as other income during the year. Other income in 2013 primarily represented government grants of RMB34.6 million (US$5.7 million), technical service income of RMB5.5 million (US$0.9 million) and a bargain purchase gain on our acquisition of Shandan Xiehe of RMB4.9 million (US$0.8 million).

Selling and distribution expenses. Our selling and distribution expenses increased from RMB174.8 million for the year ended December 31, 2012 to RMB219.9 million (US$36.3 million) for the year ended December 31, 2013. The increase was mainly attributable to the increased transportation expenses as a result of larger number of WTGs delivered in 2013.

Administrative expenses. Our administrative expenses increased from RMB384.1 million for the year ended December 31, 2012 to RMB445.9 million (US$73.7 million) for the year ended December 31, 2013. This increase was primarily due to the administrative expenses incurred by GWPL, which we acquired in November 2012.

Research and development expenses. Our research and development expenses increased from RMB85.8 million for the year ended December 31, 2012 to RMB102.6 million (US$16.9 million) for the year ended December 31, 2013, primarily consisting of the increased staff costs and the research and development activities relating to our 6.0MW wind turbine prototype.

Impairment loss on goodwill and other intangible assets. Our impairment loss on goodwill and other intangible assets was RMB179.7 million (US$29.7 million) for the year ended December 31, 2013, representing the impairment loss of RMB99.0 million (US$16.4 million) for goodwill and impairment loss of RMB80.7 million (US$13.3 million) for unpatented technology of 750kW, 2.0MW and 2.5MW wind turbines, customer relationship and trademarks for the year ended December 31, 2013.

Loss from operations. As a result of the foregoing, our loss from operations was RMB640.8 million (US$105.8 million) for the year ended December 31, 2013, representing a negative operating margin of 22.5%, as compared to RMB189.1 million for the year ended December 31, 2012, representing a negative operating margin of 6.5%.

Net finance expenses. Our net finance expenses decreased from 2012 to 2013 as a result of the increase of RMB75.1 million (US$12.4 million) in finance income, partially offset by an increase of RMB52.5 million (US$8.7 million) in finance expenses. Our finance income increased by 59.2% from RMB126.8 million for the year ended December 31, 2012 to RMB201.9 million (US$33.3 million) for the year ended December 31, 2013. This increase was primarily due to a gain of fair value change of financial assets of RMB55.1 million (US$9.1 million) in connection with our subscription of shares of Huadian Fuxin Energy Corporation Limited in its initial public offering. Finance expenses increased by 22.7% from RMB230.9 million for the year ended December 31, 2012 to RMB283.4 million (US$46.8 million) for the year ended December 31, 2013, which was primarily due to an increase of RMB77.0 million (US$12.7 million) in interest expenses resulting from loans borrowed from commercial banks.

Share of loss of associates. We acquired equity investments with respect to a 34.94% equity interest in Tianjin Technology, formerly known as Jinneng Mingyang, in February 2009 and acquired the remaining equity interest in Tianjin Technology in October 2012, a 33.0% equity interest in Inner Mongolia Equipment, in September 2010, and a 37.0% equity interest in Huaneng Mingyang, in November 2012. We acquired a 25% equity interest in Guangdong Huadi New Energy Investment Management Co., Ltd. in May 2013 and a 25% equity interest in Zhonghe Henan Renewable Energy Co., Ltd. in August 2013. Our share of loss relating to Inner Mongolia Equipment and Huaneng Mingyang amounted to RMB1.8 million (US$0.3 million) and RMB2.1 million (US$0.3 million) in 2013, respectively. Our share of profit relating to Tianjin Technology was RMB1.3 million for the first ten months of 2012. Our share of loss relating to Inner Mongolia Equipment was RMB8.7 million and our share of profit relating to Huaneng Mingyang was nil in 2012, respectively.

Loss before income tax. As a result of the foregoing, we recorded loss before income tax benefit of RMB725.9 million (US$119.9 million) for the year ended December 31, 2013, compared to loss before income tax expense of RMB300.6 million for the year ended December 31, 2012.

Income tax benefit/(expense). We recorded income tax benefit in the amount of RMB78.4 million (US$13.0 million) for the year ended December 31, 2013, as compared to income tax expense of RMB0.2 million for the year ended December 31, 2012. The effective tax rate of 10.8% differed from PRC statutory enterprise income tax rate of 25% mainly due to the effect of unrecognized deferred tax assets in respect of unused tax losses and other temporary difference, as well as the preferential income tax rate of certain subsidiaries that are qualified as “advanced and new technology enterprises.”

Loss for the year. As a result of the foregoing factors, we incurred loss of RMB647.4 million (US$106.9 million) for the year ended December 31, 2013, representing a negative operating margin of 22.8%, as compared to RMB300.8 million for the year ended December 31, 2012, representing a negative operating margin of 10.4%.

Comparison of Years Ended December 31, 2012 and December 31, 2011

Revenue. Our total revenue for the year ended December 31, 2012 was RMB2,893.1 million, compared to RMB5,515.8 million for the year ended December 31, 2011.

Our revenue derived from sales of wind turbines was RMB2,649.7 million in 2012, compared to RMB5,438.1 million in 2011. We recognized revenue derived from sales of wind turbines for 518 units in 2012, including 7 units of 2.0MW and 17 units of 2.5/3.0MW SCD wind turbines, compared to 980 units of 1.5MW turbines for the year ended December 31, 2011. Total deliveries were 472 units and 1,090 units in 2012 and 2011, respectively. The decrease in revenue was primarily due to the overall weakened market demand for wind turbines in China. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, decreased to RMB3,140 per kW in 2012 from RMB3,252 per kW in 2011, based on the sales contracts we entered into in relevant periods. The average contract selling price for our 2.0MW wind turbines in 2012 was RMB3,198 per kW. The decrease in selling prices was principally due to intensified market competition and a decrease in market demand.

We derived revenue of RMB125.0 million and RMB18.6 million from sales of raw materials and electronic equipment in 2012 and 2011, respectively.

Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB37.0 million and RMB66.6 million in the years ended December 31, 2011 and 2012, respectively.

We began EPC arrangements in 2011, under certain of which we engaged in the construction of wind farm projects. We generated revenue from construction under EPC arrangements of RMB51.7 million and RMB22.1 million in 2012 and 2011, respectively.

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

Mingyang Singapore completed the acquisition of GWPL in November 2012 and as a result of the consolidation of its financial results with ours, we recognized revenue of RMB13.4 million generated from GWPL for the year ended December 31, 2012.

Cost of sales. Our cost of sales decreased from RMB4,522.7 million for the year ended December 31, 2011 to RMB2,523.3 million for the year ended December 31, 2012. This decrease was primarily due to the decrease in the number of wind turbines manufactured and delivered, resulting from the weakened market demand. Our cost of sales as a percentage of total revenue was 82.0% and 87.2% for the years ended December 31, 2011 and 2012, respectively.

Gross profit. As a result of the foregoing, our gross profit for the year ended December 31, 2012 was RMB369.8 million, representing a gross margin of 12.8%, as compared to a gross profit of RMB993.1 million, representing a gross margin of 18.0%, for the year ended December 31, 2011.

Other income. Other income increased by RMB49.6 million from RMB36.2 million for the year ended December 31, 2011 to RMB85.8 million for the year ended December 31, 2012. Other income in 2012 represented recognized government grants of RMB80.9 million and a bargain purchase gain of RMB4.9 million on our acquisition of the remaining 65.06% equity interest in Tianjin Technology, which was mainly attributable to the increase in fair value of the identifiable net assets from the date when consideration for the acquisition was agreed to the date when we obtained control in Tianjin Technology.

Selling and distribution expenses. Our selling and distribution expenses decreased from RMB227.8 million for the year ended December 31, 2011 to RMB174.8 million for the year ended December 31, 2012. The decrease was mainly attributable to the decreased transportation expenses as a result of fewer number of wind turbines delivered in 2012.

Administrative expenses. Our administrative expenses increased from RMB261.9 million for the year ended December 31, 2011 to RMB384.1 million for the year ended December 31, 2012. This increase was primarily due to an increase in provision of trade and other receivables.

Research and development expenses. Our research and development expenses slightly increased from RMB85.3 million for the year ended December 31, 2011 to RMB85.8 million for the year ended December 31, 2012, primarily consisting of the research and development expenses incurred with respect to the development of our new SCD wind turbines.

(Loss)/profit from operations. As a result of the foregoing, our loss from operations was RMB189.1 million for the year ended December 31, 2012, representing a negative operating margin of 6.5%, as compared to profit from operations of RMB454.3 million for the year ended December 31, 2011, representing a net operating margin of 8.2%.

Net finance expenses. Our finance income increased by 79.6% from RMB70.6 million for the year ended December 31, 2011 to RMB126.8 million for the year ended December 31, 2012. This increase was primarily due to an increase of RMB43.7 million in income from investments in several joint ventures and an increase of RMB37.6 million in interest income. Finance expenses increased by 42.6% from RMB161.9 million for the year ended December 31, 2011 to RMB230.9 million for the year ended December 31, 2012, which was primarily due to an increase of RMB105.0 million in interest expenses resulting from loans from commercial banks and medium-term notes.

Share of (loss)/profit of associates. We acquired equity investments with respect to a 34.94% equity interest in Tianjin Technology, formerly known as Jinneng Mingyang, in February 2009 and acquired the remaining equity interest in Tianjin

Technology in October 2012, a 33.0% equity interest in Inner Mongolia Equipment, in September 2010, and a 37.0% equity interest in Huaneng Mingyang, in November 2012. Our share of profit relating to Tianjin Technology was RMB1.3 million for the first ten months of 2012. Our share of loss relating to Inner Mongolia Equipment was RMB8.7 million and our share of profit relating to Huaneng Mingyang was nil in 2012, respectively. Our share of profit relating to Tianjin Technology and Inner Mongolia Equipment amounted to RMB1.5 million and RMB0.8 million in 2011, respectively.

(Loss)/profit before income tax expense. As a result of the foregoing, we recorded loss before income tax expense of RMB300.6 million for the year ended December 31, 2012, compared to profit before income tax expense of RMB365.3 million for the year ended December 31, 2011.

Income tax expense. We incurred income tax expense in the amount of RMB0.2 million for the year ended December 31, 2012, as compared to RMB73.0 million for the year ended December 31, 2011. The effective tax rate differed from PRC statutory enterprise income tax rate mainly due to the effect of unrecognized deferred tax assets in respect of unused tax losses and other temporary difference, as well as the preferential income tax rate of certain subsidiaries that are qualified as “advanced and new technology enterprises.”

(Loss)/profit for the year. As a result of the foregoing factors, we incurred loss of RMB300.8 million for the year ended December 31, 2012, representing a negative operating margin of 10.4%, as compared to profit of RMB292.3 million for the year ended December 31, 2011, representing a net operating margin of 5.3%.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(362,742)	(404,670)	516,630	85,341
Net cash used in investing activities	821,561	1,035,057	176,590	29,171
Net cash generated from/(used in) financing activities	40,547	1,419,832	(835,641)	(138,038)
Net decrease in cash and cash equivalents	1,146,476	19,802	507,846	83,890
Cash and cash equivalents at end of year	1,339,496	1,319,694	811,848	134,108

As of December 31, 2013, we had working capital of RMB1,024.1 million (US$169.2 million). We believe that our current cash and cash flow generated from operations, bank loans borrowed from commercial banks, the proceeds we received from our initial public offering, and our ability to obtain external financing in the future, will generate sufficient cash to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. As of December 31, 2013, we have unutilized bank facilities of approximately RMB1,074.1 million (US$177.4 million).

As of December 31, 2013, we had RMB811.8 million (US$134.1 million) in cash, RMB246.6 million (US$40.7 million) in restricted cash, RMB1,283.1 million (US$211.9 million) in outstanding short-term borrowings and RMB104.0 million (US$17.2 million) in long-term borrowings. Our outstanding short-term borrowings from banks as of December 31, 2013 were RMB981.9 million (US$162.2 million), and bore a weighted-average interest rate of 7.37%. Such borrowings were made principally to China Construction Bank, Guangdong Development Bank, Agricultural Bank of China, Industrial and Commercial Bank of China, Bank of China, China Everbright Bank and Rural Commercial Bank. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have negotiated renewal of certain of these borrowings shortly before they mature. Our outstanding long-term borrowings bore varying interest rates of 5.40% to 14.50% and will mature from August 2016 to December 2017.

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

Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations. As of December 31, 2011, 2012 and 2013, our trade receivable balance (after allowance for doubtful debts and including trade receivables from Mingyang Electrical), was RMB4,655.9 million, RMB4,571.8 million and RMB4,249.9 million (US$702.0 million), respectively. The average turnover days of our trade receivables were 242 days, 596 days and 550 days for 2011, 2012 and 2013, respectively. The significant increase in average turnover days from 2011 to 2012 was primarily due to the inability of our customers to obtain funding from financial institutions in a timely manner, resulting from the tightened monetary policy adopted by PRC government which delayed the approval of loan applications of such customers. The increase was also attributable to a lower portion of down payments collected from our customers in response to severe competition in wind power industry in China. In addition, since most of our customers are state-owned enterprises and payments made by these customers are subject to complex internal approval procedures. These customers usually do not start internal payment applications until they receive the payment requirement from us. The internal procedures, however, usually take several months, which further delay their payments to us. We expect to improve our working capital by extending the credit terms granted to us by our suppliers through negotiation and by obtaining additional financing from financial institutions. The decrease in average turnover days from 2012 to 2013 was primarily due to our effort in accelerating the collection of trade receivables.

In January 2012, Guangdong Mingyang, one of our primary operating subsidiaries, issued RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes that mature on January 12, 2015 and bear a fixed annual coupon rate of 8.5%. The proceeds from the notes were mainly used to enhance our working capital.

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2013 was RMB516.6 million (US$85.3 million), consisting primarily of (i) an increase in trade and other payables of RMB414.2 million (US$68.4 million) due to our ability to negotiate for longer payment terms with our suppliers, (ii) an increase in deferred revenue of RMB236.4 million (US$39.1 million) resulting from a higher volume of wind turbines delivered but not yet recognized revenue, and (iii) a decrease in trade and other receivables of RMB113.9 million (US$18.8 million) due to our ability to accelerate the collection of trade and other receivables, partially offset by an increase in inventories of RMB224.5 million (US$37.1 million).

Net cash used in operating activities for the year ended December 31, 2012 was RMB404.7 million, consisting primarily of (i) a decrease in trade and other payables of RMB1,121.3 million resulting from the settlement of bills payable for purchase of raw materials, which were issued in 2011, and (ii) an increase in prepayments of RMB77.8 million, partially offset by (i) a decrease in trade and other receivables of RMB635.6 million, and (ii) an increase in deferred income of RMB144.9 million.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was RMB176.6 million (US$29.2 million) consisting primarily of cash used in (i) loans made to related parties of RMB285.0 million (US$47.1 million), (ii) investments made in several joint ventures of RMB138.0 million (US$22.8 million), (iii) purchase of property, plant and equipment of RMB89.1 million (US$14.7 million), (iv) loans made to third parties of RMB68.4 million (US$11.3 million), and (v) the advances made to related parties of RMB38.8 million (US$6.4 million), partially offset by cash generated from (i) the proceeds from sale of financial assets at fair value through profit or loss of RMB223.2 million (US$36.9 million), (ii) the proceeds from sale of investments in joint ventures of RMB94.8 million (US$15.7 million), (iii) the collection of advances made to related parties of RMB69.6 million (US$11.5 million), (iv) the interest received of RMB48.0 million (US$7.9 million), and (v) the proceeds from sale of property, plant and equipment of RMB9.7 million (US$1.6 million).

Net cash used in investing activities for the year ended December 31, 2012 was RMB1,035.1 million, consisting primarily of cash used in (i) investments made in several joint ventures of RMB423.0 million, (ii) the purchase of financial assets at fair value through profit or loss of RMB190.7 million, (iii) the purchase of property, plant and equipment of RMB148.2 million, (iv) loans made to third parties of RMB147.0 million, (v) the payment for acquisition of subsidiaries of RMB89.0 million, and (vi) the advances made to related parties of RMB108.4 million, partially offset by cash generated from (i) the collection of loan made to third parties of RMB48.0 million, (ii) the proceeds from sale of investments in a joint ventures joint venture of RMB40.0 million and (iii) interest received from banks of RMB28.0 million.

Net cash used in investing activities for the year ended December 31, 2011 was RMB821.6 million, consisting primarily of cash used in (i) investments made in several joint ventures of RMB246.6 million, (ii) the purchase of property, plant and equipment of RMB203.9 million, (iii) the payment of lease prepayments of RMB133.8 million with respect to the land use rights we acquired in Zhongshan, Guangdong Province, and (iv) an increase in pledged bank deposits of RMB120.8 million resulting from the increasing deposits required by commercial banks to issue the bills payable required by our suppliers, partially offset by cash generated from (i) the interest of RMB20.6 million received from banks, and (ii) the collection of advances made to related parties of RMB20.5 million.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2013 was RMB835.6 million (US$138.0 million), consisting primarily of cash used in repayments of bank and other loans of RMB1,277.3 million (US$211.0 million) and interest paid for such loans in the amount of RMB272.9 million (US$45.1 million), partially offset by (i) proceeds from bank and other loans of RMB655.4 million (US$108.3 million) and (ii) proceeds from borrowings from related parties of RMB69.5 million (US$11.5 million).

Net cash generated from financing activities for the year ended December 31, 2012 was RMB1,419.8 million, consisting primarily of (i) proceeds from bank and other loans of RMB1,262.8 million, (ii) proceeds from the issuance of medium-term notes of RMB1,000.0 million and (iii) proceeds from borrowings from related parties of RMB139.7 million, partially offset by (i) repayment of bank and other loans of RMB851.9 million, (ii) interest paid of RMB57.0 million and (iii) repayment of borrowings from related parties of RMB12.8 million.

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

Holding Company Structure

We are a holding company with no operations of our own. We conduct our operations in China primarily through our subsidiaries established in China. As a result, we rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50% of its respective registered capital. As of December 31, 2013, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB425.5 million (US$70.3 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Capital Expenditures

We had capital expenditures of RMB203.9 million, RMB148.2 million and RMB89.1 million (US$14.7 million) for the years ended December 31, 2011, 2012 and 2013, respectively. In 2013, our capital expenditures were primarily used to purchase of production machinery and equipment as well as the development of a wind farm in Inner Mongolia. In 2012, our capital expenditures were used primarily to acquisitions of property titles and equipment. In 2011, our capital expenditures were used primarily to acquisitions of land use rights, property titles and equipment. We incurred RMB20.4 million, RMB22.5 million and RMB52.6 million (US$8.7 million) to acquire intangible assets in 2011, 2012 and 2013, respectively. The expenditures to acquire intangible assets of RMB52.6 million (US$8.7 million) in 2013 were primarily relating to the license fees for 6.0MW SCD wind turbines we paid to aerodyn Asia. We incurred RMB133.8 million, RMB33.3 million and RMB3.4 million (US$0.6 million) to acquire land use rights for the years ended December 31, 2011, 2012 and 2013, respectively.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for our wind turbines. We expect to spend approximately RMB100.0 million (US$16.5 million) in the year ending December 31, 2014 in capital expenditures mainly for purchase of production machinery and equipment. We plan to fund the balance of our capital expenditure requirements for 2014 with cash on hand, cash from operations, equity offerings and other forms of financing, if necessary.

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

In August 2011, Guangdong Mingyang entered into a maximum guarantee agreement with Rudong branch of Industrial and Commercial Bank of China, under which Guangdong Mingyang provided guarantees for credit facilities drawn by Jiangsu Mingyang with a maximum potential liability of RMB30.0 million. The guarantee agreement has a term of two years commencing from August 29, 2013, the due date of the underlying credit facilities. The guarantee had been released as of the date of this annual report.

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

In September 2012, Guangdong Mingyang made a deposit of RMB24.0 million with China Development Bank (“CDB”), as a guarantee for Zhongdan Ruihao’s bank loan from CDB. To mitigate the risk exposure, Guangdong Mingyang received the same amounts from Zhongdan Ruihao.

In January 2013, Guangdong Mingyang made a deposit of RMB20.6 million with CDB, as a guarantee for Daqing Dumeng’s bank loan from CDB. To mitigate the risk exposure, Guangdong Mingyang received the same amounts from Daqing Dumeng.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2013:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	6,196	1,309	—	—	7,505
Capital commitments	174,276	—	—	—	174,276
Purchase commitments (1)	2,299,492	—	—	—	2,299,492
Short-term bank and other loans	1,338,534	—	—	—	1,338,534
Long-term bank loans	16,038	90,857	27,822	—	134,717
Bond payable (2)	—	1,085,000	—	—	1,085,000

Total	3,834,536	1,177,166	27,822	—	5,039,524

(1)	Includes the total amount of licensing fee of €2.9 million (RMB24.4 million) relating to the 6.0MW SCD wind turbine technologies to be paid to aerodyn Asia as of December 31, 2013.
(2)	Represents the RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes issued by Guangdong Mingyang in January 2012, including interest to be paid at a fixed annual coupon rate of 8.5%.

G.	Safe Harbor

See “Special Note Regarding Forward-looking Statements.”

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Chuanwei Zhang(1)	52	Chairman of the board of directors and chief executive officer
Song Wang(1)	50	Director and senior vice president in charge of overseas markets and technology application
Leo Austin(1)(2)(3)	42	Independent director
Cole R Capener(1)	60	Independent director
Dabing Zhou(2)(3)	69	Independent director
Stephen Markscheid(2)	60	Independent director
Calvin Lau	45	Chief financial officer
Xueyong Zhao(3)	50	Director and president
Jinfa Wang	50	Senior vice president in charge of general administration, human resources and government resources
Renjing Cao	45	Chief technology officer
Jiawan Cheng	51	Chief operation officer
Xianzhong Zhang	52	Vice president in charge of SCD industrialization
Yunshan Jin	50	Vice president in charge of domestic sales and marketing
Pu Yang	42	Vice president in charge of marketing and marketing director
Yuanfeng Fan	45	Vice president in charge of investment, financing, cost and capital control
Limin Wang	47	Vice president in charge of EPC
Ronghua Zhu	37	Vice president in charge of offshore engineering
Qiying Zhang	36	Vice president in charge of engineering and research and development
Guowen Huang	44	Assistant to the president
Jianjun Liu	39	Executive assistant to the chief executive officer, general manager in charge of strategic development

(1)	Corporate governance and nominating committee members
(2)	Audit committee members
(3)	Compensation committee members.

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

Mr. Leo Austin is a partner with Augus Partners, a Beijing-based corporate advisory firm. Prior to joining Augus Partners, Leo was a principal with Incubasia Inc, a venture capital firm based in Hong Kong. Leo started his China career as senior product manager with Bass Brewers in Beijing and Jilin. Prior to coming to China, he was an associate consultant with LEK Consulting in London. Leo has a master’s degree in Modern History and Economics from Oxford University.

Mr. Cole R Capener has been a member of the board of directors and audit committee of BMW-Brilliance Automotive Co. Ltd, BMW’s joint venture automobile manufacturing company in China, since its inception in 2003. Mr. Capener obtained his Juris Doctorate, with honors, from the George Washington University National Law Center, and his bachelor of arts degree in political science (magnacum laude/phi beta kappa) from the University of Utah. From 1986-2001, initially as an associate and then as a partner with the international law firm of Baker & McKenzie, Mr. Capener advised on numerous cross border merger & acquisitions and foreign direct investment transactions in China. Over the last eight years, Mr. Capener has taught Chinese graduate students at Fudan University in Shanghai and Tsinghua University in Beijing.

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

Mr. Calvin Lau joined us in January 2011 and served as our chief financial officer and vice president of overseas investment since June 2013. Mr. Lau has extensive working experience in investor relations and acted as financial officer roles in the renewables and semiconductor sectors, including Daqo New Energy Corp. (NYSE: DQ), Cathay Pigments Holdings Ltd. and Semiconductor Manufacturing International Corporation (NYSE: SMI) before joining us. Mr. Lau received his bachelor’s degree in electronic engineering from University of Southampton, U.K. in 1990 and a master’s degree in business administration from London Business School, U.K. He is also an Associated Chartered Management Accountant and Chartered Global Management Account.

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

Mr. Pu Yang joined us in October 2001 and has served as our vice president of marketing and marketing director since November 2013. He had worked as the marketing director, marketing associate director and president assistant of Mingyang Wind Power from 2008 to 2013. Prior to that, he served as the vice president of marketing, the manager of customer service, the manager assistant of human resource and the supervisor of warehouse of Mingyang Electrical Appliance between 2002 and 2008. Mr. Yang received his bachelor’s degree in Chinese literature from Henan University.

Mr. Yuanfeng Fan joined us in December 2010 and has served as our vice president, in charge of investment, financing, cost and capital control of our Group since August 2013. He had worked as the president assistant and capital management director of Mingyang Electrical Appliance from 2012 to 2013. Prior to that, he served as the director of Zhongshan, Dongfeng Sub-branch of China Construction Bank between 2009 to 2010. Mr. Fan received his bachelor’s degree in geographical education from Henan University.

Mr. Limin Wang joined us in September 2013 and has served as our vice president since then. Prior to joining us, he served as the general manager of Heilongjiang Branch of CGN Wind Power Co., Ltd. from 2009 to 2011 and was promoted to the general manager of engineering business department and planning and operation department as well as the board secretary in 2011. Mr. Wang served as the general manager and vice general manager of Guohua Electric Power (Qiqihaer) Wind Power Co., Ltd. and Guohua Electric Power Heilongjiang Jubao Industrial Co., Ltd. from 1999 to 2009. Mr. Wang graduated from MBA program from Tsinghua University in 2005. He received his EMBA degree from New Zealand Phoenix International University in 2006. Prior to that, he worked at Heilongjiang Province Local Coal Industrial (Group) Company from 1994 to 1998. Mr. Wang obtained his bachelor’s degree in mining engineering from China University of Mining and Technology.

Mr. Ronghua Zhu joined us in 2011 and has served as our vice president of engineering since then. In February 2013, Mr. Zhu became our assistant president. Prior to joining us, he was the manager of Great China Offshore Technology Center in China in American Bureau of Shipping from 2010 to 2011, and worked as the offshore engineer in the United States in the same company from 2007 to 2008. During 2005 and 2006, he served as the engineering manager in Trianorglass & Doralco in the United States. In 2006, Mr. Zhu received his Ph.D. in structure and material engineering from the University of Akron. Meanwhile, he was the structure engineer in the University of Akron from 2003 to 2006. In 2003, he received his master’s degree in structure engineering from Dalian University of Technology. Mr. Zhu served as structure engineer in China Academy of Building Research from 2001 to 2002. He received his bachelor’s degree in civil engineering from Dalian University of Technology in 2000.

Mr. Qiying Zhang joined us in February 2014 and has served as the vice president of engineering and research and development. Prior to joining us, he served as the chief technology director of Guodian United Power Technology Co., Ltd. Mr. Zhang was a project manager and the technology assistant to the president of aerodyne Enegiesysteme GmbH Shanghai Representative from 2006 to 2011. Mr. Zhang has extensive working experience in wind turbine design and development. Mr. Zhang received his bachelor’s degree in automotive engineering and a master’s degree in automotive engineering from Tongji University in 2000 and 2003, respectively. Mr. Zhang is currently studying for his doctor’s degree in structure dynamics in Tongji University.

Mr. Guowen Huang joined us in 2009 and has been our director of human resources since then and appointed as the assistant to president since 2014. From 2004 to 2009, he served as the assistant president and administrative director of Zhongshan Lanju Daily Chemical Industrial Co., Ltd. From 2003 to 2004, he was served as the assistant president in Shenzhen Qintianjin Co., Ltd. and from 1991 to 2001, he was served in Zhongshan branch of Bank of China. Mr. Huang was graduated from Wuhan University in 1991 and received MBA degree from Sun Yat-Sen University in 2003.

Mr. Jianjun Liu joined us in April 2007 and has served as our executive assistant to the chief executive officer and general manager of strategic development since April 2014, and the general manager in charge of strategic development since 2011. He was previously the assistant director of our legal and finance departments since 2007. Prior to joining us, Mr. Liu served as an auditor and auditing manager of Guangodng Kangyuan Accounting Firm from 2004 to 2007. Mr. Liu is a certificated public accountant of China Institute and has obtained the certificate of legal profession qualification in China.

The address of our directors and executive officers is c/o Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

B.	Compensation

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation, including basic salary and bonus and other benefits, to our executive directors and key management personnel as a group was RMB28.0 million (US$4.6 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers over the same period.

See ““— 2010 Equity Incentive Plan” below for more details.

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

On September 30, 2010, we granted options with an exercise price of US$8.40 to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,805,900. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. Consequently, we incurred share-based compensation expenses in connection with these grants in the amount of RMB112.5 million, RMB42.9 million and RMB33.2 million (US$5.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,805,900. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service.

Authorized and Granted Awards

Our board of directors and shareholders authorized the issuance of up to 5,000,000 ordinary shares upon exercise of awards granted under our 2010 equity incentive plan. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price of US$8.40, or 60% of the price to public of US$14.00, per ADS, each representing one ordinary share, and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than five years from their grant date. On September 1, 2013, we amended our 2010 equity incentive plan by increasing the total number of shares issuable under the plan to 13,153,897, which may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. On September 1, 2013, we granted an additional 1,840,000 ordinary shares under our 2010 equity incentive plan with the exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 4,805,900.

The following table summarized the outstanding options we granted to our directors and executive officers under our 2010 equity incentive plan as of the date of this annual report:

Name	Ordinary Shares Underlying Options Granted		Exercise Price (US$/Share			Date of Grant	Date of Expiration
Renjing Cao		*	US$	8.40	(1)	September 30, 2010	September 29, 2015
		*	US$	1.29		September 1, 2013	September 29, 2015
Jinfa Wang		*	US$	8.40	(1)	September 30, 2010	September 29, 2015
		*	US$	1.29		September 1, 2013	September 29, 2015
Jiawan Cheng		*	US$	8.40	(1)	September 30, 2010	September 29, 2015
		*	US$	1.29		September 1, 2013	September 29, 2015
Yunshan Jin		*	US$	8.40	(1)	September 30, 2010	September 29, 2015
		*	US$	1.29		September 1, 2013	September 29, 2015
Xianzhong Zhang		*	US$	8.40	(1)	September 30, 2010	September 29, 2015
		*	US$	1.29		September 1, 2013	September 29, 2015
Other employees as a group(1)	2,310,000		US$	8.40	(1)	September 30, 2010	September 29, 2015
	1,200,000		US$	1.29		September 1, 2013	September 29, 2015
Total	4,880,000

(*)	Upon the vesting of all options granted would beneficially own less than 1.0% of our total outstanding ordinary shares.
(1)	Amended to US$1.29 effective on September 1, 2013.
(2)	None of these employees is our director or executive officer.

Employee Pension and Other Retirement Benefits

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on certain percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB23.1 million, RMB23.0 million and RMB22.3 million (US$3.7 million) for 2011, 2012 and 2013, respectively, which were recorded in our cost of sales, operating expenses and inventory. We underpaid RMB0.2 million and RMB0.3 million in 2011 and 2012, respectively. The aggregate amount due reached approximately RMB19.6 million, RMB19.9 million and RMB19.9 million (US$3.3 million) as of December 31, 2011, 2012 and 2013, respectively, which amounts were recorded as accrued expenses and other payables. Currently we do not have plans to settle such underpayments. Under PRC laws and regulations, any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may claim compensation from us. Such fines or other penalties may be imposed upon us for a period of up to two years from the time of violation.

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

Audit Committee

Our audit committee currently consists of Messrs Stephen Markscheid, Leo Austin and Dabing Zhou. Mr. Stephen Markscheid is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Messrs Stephen Markscheid, Leo Austin and Dabing Zhou on the audit committee satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee currently consists of Messrs Xueyong Zhao, Dabing Zhou and Leo Austin. Mr. Xueyong Zhao is the chairman of our compensation committee. Our board of directors has determined that each of Messrs Dabing Zhou and Leo Austin of the compensation committee satisfies the requirement for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Messrs Chuanwei Zhang, Song Wang, Leo Austin and Cole Capener. Mr. Chuanwei Zhang is the chairman of our corporate governance and nominating committee. Our board of directors has determined that Messrs Leo Austin and Cole Capener of the corporate governance and nominating committee are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 2,592, 2,107 and 2,413 employees as of December 31, 2011, 2012 and 2013, respectively. We do not have any part-time employees. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of December 31, 2013:

Department	Number of Employees	Percentage of total
Manufacturing and assembly	1,347	55.8%
Research and development	232	9.6%
Technology support	45	1.9%
Engineering and service	448	18.6%
Management and administration	15	0.6%
Operations and quality control	59	2.4%
Logistic and support staff	168	7.0%
Marketing and sales	71	9.0%
Procurement	28	1.2%

Total	2,413	100.0%

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

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. For each person and group named in the table below, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares issued and outstanding and the number of ordinary shares such person or group has the right to acquire upon the exercise of any options within 60 days after the date of this annual report. The number of ordinary shares outstanding as of the date of this annual report was 122,520,203.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Chuanwei Zhang (1)	31,187,506	25.5
Song Wang (2)	564,400	0.5
Leo Austin
Cole R Capener
Dabing Zhou
Stephen Markschied
Calvin Lau	—	—
Xueyong Zhao	—	—
Jinfa Wang	—	—
Renjing Cao	—	—
Jiawan Cheng
Xianzhong Zhang
Yunshan Jin	—	—
Pu Yang	—	—
Yuanfeng Fan	—	—
Limin Wang	—	—
Ronghua Zhu	—	—
Qiying Zhang	—	—
Guowen Huang	—	—
Jianjun Liu	—	—
All directors and executive officers as a group	31,751,906	26.0
Principal Shareholders:
Rich Wind Energy Three (3)	19,755,000	16.1
Clarity Investors (4)	16,467,500	13.4
ICBC International Investment Management Limited (5)	8,985,400	7.3
First Windy (6)	8,976,300	7.3

*	Beneficially owns less than 1.0% of our outstanding ordinary shares.
(1)	Includes (i) 19,755,000 ordinary shares held by Rich Wind Energy Three and 8,976,300 ordinary shares held by First Windy and (ii) 2,456,206 ordinary shares in the form of ADSs held by Mr. Zhang purchased in a series of open market purchases. Each of Rich Wind Energy Three and First Windy is a British Virgin Islands Company. Rich Wind Energy Three is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three on all matters of Mingyang requiring shareholder approval. First Windy is wholly owned by Mr. Zhang and Mr. Zhang is the sole director of First Windy on all matters of Mingyang requiring shareholder approval. Mr. Zhang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.
(2)	Represents the 564,400 ordinary shares held by Third Windy, a British Virgin Islands Company wholly owned by Mr. Song Wang. Mr. Song Wang is the sole director of Third Windy on all matters of Mingyang requiring shareholder approval. Mr. Song Wang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.
(3)	Rich Wind Energy Three, a British Virgin Islands company, is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three on all matters of Mingyang requiring shareholder approval and has the voting and investment power with respect to our ordinary shares held by Rich Wind Energy Three. The business address of Rich Wind Energy Three is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)	Represents the 14,160,900 ordinary shares held by Clarity China Partners, L.P., 1,863,000 ordinary shares held by Clarity MY Co-Invest, L.P. and 443,600 ordinary shares held by Clarity China Partners (AI), L.P., each an exempted limited partnership duly formed and validly existing under the laws of the Cayman Islands and each controlled by its general partner, Clarity China GenPar, L.P., an exempted limited partnership duly formed and validly existing under the laws of the Cayman Islands. Clarity China GenPar, L.P. is in turn controlled by its general partner, Clarity China GenPar Ltd., a company duly formed and validly existing under the laws of the Cayman Islands, which controls the voting and investment power over our ordinary shares owned by Clarity China. We are not aware of any other individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by Clarity China. The business address of the three entities is Suite 2101, Capital Mansion, 6 Xin Yuan Nan Road, Chaoyang, Beijing 100004 China.
(5)	ICBC International Investment Management Limited, a British Virgin Islands Company, is wholly-owned by ICBC International Holdings Limited. We are not aware of any other individual who, directly or indirectly, has, or shares, voting or investment power with respect to our ordinary shares held by ICBC International Investment Management Limited. The business address of ICBC International Investment Management Limited is Level 18, Three Pacific Place, 1 Queen’s Road East, Hong Kong.
(6)	First Windy, a British Virgin Islands Company, is wholly-owned by Mr. Chuanwei Zhang. Mr. Zhang is the sole director of First Windy on all matters of Mingyang requiring shareholder approval and has the voting and investment power with respect to our ordinary shares held by First Windy. The business address of First Windy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, Citibank, N.A.—Hong Kong, as the custodian on behalf of Citibank, N.A., as depositary, held 95,345,403 ordinary shares, or approximately 76.2% of our total issued and outstanding ordinary shares, under our ADS program. In addition to Citibank, N.A., we have one registered holder of record in the United States. Since our ADSs may be held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Wind Turbine Sales and Service Provision

In 2011, in exchange for the outstanding trade receivables due to us prior to 2011, Mingyang Electrical entered into two agreements with us under which Mingyang Electrical transferred its right to collect an aggregate of RMB107.2 million outstanding amount payable by two customers to us. The payables represented the revenue from sales of wind turbines and provision of maintenance services, including relevant interests and late default payment. The total outstanding receivables due from Mingyang Electrical were RMB0.7 million, nil and nil as of December 31, 2011, 2012 and 2013, respectively.

Purchase of Raw Materials and Components

At the early stage of our operation, Mingyang Electrical also entered into raw material and component purchase contracts on our behalf before we completed relevant procedures with foreign exchange authorities for importing such raw materials and components. We in turn purchased raw materials and components from Mingyang Electrical in the amount of RMB2.2 million in the year ended December 31, 2010. Mingyang Electrical did not retain agent fees in connection with these purchases. We entered into supply contracts with Mingyang Electrical to purchase raw materials directly in the amount of RMB11.3 million, RMB45.6 million and RMB48.3 million (US$8.0 million) in the years ended December 31, 2011, 2012 and 2013, respectively. Total trade and other payables to Mingyang Electrical in connection with these raw material and component purchases were RMB11.2 million, RMB35.7 million and RMB57.1 million (US$9.4 million) as of December 31, 2011, 2012 and 2013, respectively.

Leases and Property Management

We leased plant and buildings from Mingyang Electrical under lease agreements and engaged Mingyang Electrical for the management of certain of our properties. In the year ended December 31, 2011, our lease expense and property management fees amounted to RMB2.9 million, which were fully paid as of December 31, 2011. We did not renew the lease and property management agreements since their expiration in 2011 and therefore we did not incur such fees in 2012 and 2013.

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

In the year ended December 31, 2010, Mingyang Electrical provided guarantees for several credit facilities we obtained from commercial banks. As of December 31, 2010, we had unsecured bank loans in the amount of RMB280.0 million that remained unpaid, among which RMB80.0 million was jointly guaranteed by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang, and RMB100.0 million was guaranteed by Mingyang Electrical. We had also secured bank loans amounted to RMB110.0 million which was pledged by trade receivables jointly guaranteed by Mingyang Electrical and Mr. Chuanwei Zhang. These guarantees provided by Mingyang Electrical, Mingyang Longyuan and Mr. Chuanwei Zhang had all been cancelled in 2011 as the underlying borrowings were repaid. As of December 31, 2012 and 2013, we did not have any bank loan that was guaranteed by Mingyang Electrical, Mingyang Longyuan or Mr. Chuanwei Zhang.

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

In 2010, we entered into two operating leases with Tianjin Technology for the lease of plant and buildings for our manufacturing facilities in Tianjin. The rent expenses under these lease agreements were RMB24.4 million and RMB25.8 million for the years ended December 31, 2010 and 2011, which was paid in full by the end of 2011. Under these lease agreements, we made a deposit of RMB0.9 million and RMB2.1 million to Tianjin Technology as of December 31, 2010 and 2011, respectively. We acquired the land use rights with respect to the facilities in Tianjin through our acquisition of Tianjin Technology. The rent expenses were RMB21.5 million for the first ten months of 2012 prior to this acquisition.

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

During the years ended December 31, 2012 and 2013, we engaged Inner Mongolia Equipment to process wind turbines for wind farm projects and were charged processing fees of RMB2.0 million and RMB24.2 million (US$4.0 million), respectively.

We provided interest-free advances of RMB55,000, RMB77.8 million and RMB21.3 million (US$3.5 million) to Inner Mongolia Equipment in 2011, 2012 and 2013, respectively, of which RMB77.8 million and RMB49.8 million (US$8.2 million) remained unsettled as of December 31, 2012 and 2013, respectively.

In 2013, we recognized revenue from the sales of raw materials to Inner Mongolia Equipment in the total amount of RMB1.1 million (US$0.2 million). In addition, we purchased raw materials from Inner Mongolia Equipment in the total amount of RMB7.6 million (US$1.3 million).

In November 2012, Guangdong Mingyang entered into a shareholders agreement with Inner Mongolia Equipment to establish Inner Mongolia Wind Power, which is currently a joint venture of us. See “—Transactions with Joint Ventures—Transactions with Inner Mongolia Wind Power.”

Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities

Mr. Chuanwei Zhang is our founder, chairman and chief executive officer. As of the date of this annual report, Mr. Zhang beneficially owned approximately 25.5% of our issued and outstanding ordinary shares.

Transactions with REnergy

REnergy is an entity which is significantly influenced by Mr. Chuanwei Zhang. REnergy engages in the manufacture, sales and research and development of electrical system equipment.

We purchased components from REnergy in the amount of RMB601.9 million, RMB404.7 million and RMB451.6 million (US$74.6 million) in the years ended December 31, 2011, 2012 and 2013, respectively.

Transactions with Mingyang Longyuan

Mingyang Longyuan Electric Co., Ltd., or Mingyang Longyuan, is a wholly owned subsidiary of Mingyang Electrical, which engages in the manufacture and research and development of high and low voltage frequency converter and electric equipment.

During the years ended December 31, 2011, 2012 and 2013, we provided interest-free advances of RMB0.6 million, RMB0.8 million and RMB1.0 million (US$0.2 million) to Mingyang Longyuan, respectively, of which RMB0.3 million, RMB9.0 thousand and RMB2.2 million (US$0.4 million) were repaid by the end of 2011, 2012 and 2013, respectively. During the years ended December 31, 2011, 2012 and 2013, we purchased raw materials of RMB114.4 million, RMB37.2 million and RMB13.7 million (US$2.3 million) from Mingyang Longyuan, respectively. During the year ended December 31, 2011, we sold raw materials to Mingyang Longyuan in the amount of RMB3.1 million, which was fully settled in 2012.

We entered into a lease agreement with Mingyang Longyuan in January 2011 to lease to it a plant with an aggregate gross floor area of approximately 6,120 square meters. The lease term was one year and was renewed in January 2012 to expire in December 2014. The rent income under the operating lease agreement amounted to RMB0.9 million, RMB0.7 million and RMB1.6 million (US$0.3 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

Transactions with Mingyang Energy Investment

Mingyang Energy Investment is 99.0% owned by Mr. Zhang and engages in the provision of investment and consulting services for the energy equipment industry.

During the years ended December 31, 2011 and 2012, we provided interest-free advances in the amount of RMB20.1 million and RMB20.7 million, respectively, to Mingyang Energy Investment. The advances were collected as of December 31, 2011 and 2012, respectively. We did not provide such advances to Mingyang Energy Investment in 2013.

Transactions with Tianjin New Energy

Tianjin Mingyang New Energy Investment Co., Ltd., or Tianjin New Energy, is wholly-owned by Mr. Zhang and engages in the investment and consulting services for the wind power project management and wind power equipment manufacturing industry.

In 2010, we made cash advances of RMB46,610 to Tianjin New Energy under oral agreements all of which was fully settled by the end of 2011. As of December 31, 2012 and 2013, there was no outstanding cash advance due from Tianjin New Energy.

Transactions with Zhuhai Secopower

Zhuhai Secopower Special Type Transformer Co., Ltd., or Zhuhai Secopower, is a 51% subsidiary of Mingyang Longyuan. We purchased raw materials from Zhuhai Secopower in the amount of RMB11.4 million, RMB11.4 million and RMB10.6 million (US$1.8 million) in the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2011, 2012 and 2013, approximately RMB3.8 million, RMB9.5 million and RMB11.6 million (US$1.9 million) remained outstanding, respectively.

Transactions with Guangdong Redsolar

Guangdong Redsolar Photovoltaic Tech Co., Ltd., or Guangdong Redsolar, is a 60.67% subsidiary of Mingyang Energy Investment, an affiliated entity controlled by Mr. Chuanwei Zhang, with the remaining 39.33% held by two independent third parties. We entered into a purchase and sale agreement for raw materials with Guangdong Redsolar in 2012. In the years ended December 31, 2012 and 2013, we sold raw materials to Guangdong Redsolar in a total amount of RMB63.6 million and RMB33.5 million (US$5.5 million), respectively. As of December 31, 2012, the amount due to Guangdong Redsolar of RMB5.5 million represented the receipt in advances from Guangdong Redsolar for purchase of raw materials. We made miscellaneous expense amounted to RMB4.3 million (US$0.7 million) on behalf of Guangdong Redsolar, among which RMB3.3 million (US$0.5 million) has been collected in the year ended December 31, 2013. As of December 31, 2013, trade receivables from Guangdong Redsolar of RMB7.7 million (US$1.3 million) represented trade receivables from Guangdong Redsolar for purchase of raw materials and the amount due from Guangdong Redsolar of RMB0.9 million (US$0.1 million) from miscellaneous expense paid by us on behalf of Guangdong Redsolar.

We lease approximately 9,223 square meters of our buildings to Guangdong Redsolar under two lease agreements dated in June 2012 and January 2013, respectively, with the maturity date being December 31, 2014. The rent income under these operating lease agreements amounted to RMB0.4 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the amount due from Guangdong Redsolar represented the receivable from rent income of RMB73,000 and RMB155,000 (US$26,000), respectively.

Transactions with Joint Ventures

We established joint ventures to facilitate the EPC arrangements. As of December 31, 2013, we had seven joint ventures.

Transactions with Zhongdan Ruihao

Zhongdan Ruihao is a joint venture of us, in which we held 90.51% equity interest as of December 31, 2013.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Zhongdan Ruihao, for which we recognized revenue of RMB160.7 million in 2012. As of December 31, 2011, trade receivables due from Zhongdan Ruihao amounted to RMB248.5 million, representing the trade receivables arising from wind turbines delivered to and accepted by Zhongdan Ruihao. As of December 31, 2012, the RMB8.5 million (US$1.4 million) represented trade receivables from the sales of wind turbines, which remained outstanding as of December 31, 2013.

During the year ended December 31, 2012, we provided interest-free advances of RMB4.4 million to Zhongdan Ruihao. We did not provide such advances in 2013. We also provided short-term loans of RMB0.7 million and RMB100.0 million (US$16.5 million) to Zhongdan Ruihao in 2012 and 2013, respectively. This short-term loans bore an interest rate of 7.2% and 5.6% per annum and the interest income for the years ended December 31, 2012 and 2013 amounted to RMB42,000 and RMB620,000 (US$102,000), respectively.

As of December 31, 2012 and 2013, the amount due to Zhongdan Ruihao of RMB24.0 million (US$3.9 million) represented the guarantee deposit payable to Zhongdan Ruihao. During the year ended December 31, 2012, we pledged RMB24.0 million as security for Zhongdan Ruihao’s bank loan. To mitigate our risk exposure, we received the same amounts from Zhongdan Ruihao.

Transactions with Daqing Dumeng

Daqing Dumeng is a joint venture of us, in which we held 88.89% equity interest as of December 31, 2013.

During the year ended December 31, 2011, certain of our wind turbines were delivered to and accepted by Zhongdan Ruihao on behalf of Daqing Dumeng, for which we recognized RMB123.7 million trade receivables from Zhongdan Ruihao. During the year ended December 31, 2012, we recognized revenue of RMB160.7 million for sales of wind turbines to Daqing Dumeng. As of December 31, 2012 and 2013, the trade receivables from the transaction was RMB189.9 million and RMB28.0 million (US$4.6 million), respectively.

In the year ended December 31, 2013, we provided an interest-free advance of RMB2.0 million (US$0.3 million) to Daqing Dumeng to facilitate its temporary capital need, which remained outstanding as of December 31, 2013. As of December 31, 2013, the amount due to Daqing Dumeng of RMB20.6 million (US$3.4 million) represented the guarantee deposit payable by us to Daqing Dumeng. During the year ended December 31, 2013, we pledged RMB20.6 million (US$3.4 million) to secure Daqing Dumeng’s bank loan. Daqing Dumeng paid us the same amount to mitigate our risk exposure.

Transactions with Daqing Dairy Farm

Daqing Dairy Farm is a joint venture of us, in which we held 88.89% equity interest as of December 31, 2013.

During the year ended December 31, 2012 and 2013, we entered into wind turbine sale agreements with Daqing Dairy Farm. Pursuant to the agreements, certain wind turbines were delivered to and accepted by Daqing Dairy Farm during the years, for which we recorded trade receivables of RMB18.5 million and RMB46.2 million (US$7.6 million) as of December 31, 2012 and 2013, respectively.

Transactions with Huitengxile Generator

Huitengxile Generator was a joint venture of us, in which we initially held 58.33% equity interest until July 17, 2013, when the other shareholders of Huitengxile Generator completed the purchases of all such equity interest form us.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Huitengxile Generator, for which we recognized revenue of nil, RMB148.8 million and nil in 2011, 2012 and 2013, respectively. As of December 31, 2012, trade receivables due from Huitengxile Generator amounted to RMB14.9 million, representing trade receivables arising from wind turbines delivered to and accepted by Huitengxile Generator.

Transactions with Huifeng New Energy

Huifeng New Energy was a joint venture of us, in which we initially held 51.0% equity interest until January 24, 2013, when the other shareholders of Huifeng New Energy completed the purchases of all such equity interest form us.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Huifeng New Energy, for which we recognized revenue of nil, RMB151.6 million and nil in 2011, 2012 and 2013, respectively. As of December 31, 2012, the RMB23.8 million was outstanding representing the trade receivables from the sales of wind turbines, which was fully settled as of December 31, 2013.

We also provided interest-free advances of RMB4.0 million to Huifeng New Energy in 2012, which was settled as of December 31, 2013.

Transactions with Xinjiang Wanbang

Xinjiang Wanbang is a joint venture of us, in which we held 66.67% equity interest as of December 31, 2013.

As of December 31, 2012 and 2013, the amount due from Xinjiang Wanbang of RMB18,000 and RMB207,000 (US$34,000), respectively, represented interest-free advances. As of December 31, 2012, the amount due to Xinjiang Wanbang of RMB19.0 million represented receipt in advance for a wind farm project. As of December 31, 2013, we did not have such outstanding amount due to Xinjiang Wanbang.

We provided interest-free advances of RMB18,000 and RMB10.2 million (US$1.7 million) to Xinjiang Wanbang for the years ended December 31, 2012 and 2013, respectively.

In the year ended December 31, 2012, we entered into a wind turbine sales agreement with Xinjiang Wanbang, for which we recognized revenue of RMB159.4 million (US$26.3 million) in 2013. As of December 31, 2013, the RMB17.5 million (US$2.9 million) due from Xinjiang Wanbang represented trade receivables from the sales of wind turbines.

Transactions with Inner Mongolia Wind Power

Inner Mongolia Wind Power is a joint venture of us, in which we held 96.4% equity interest as of December 31, 2013.

As of December 31, 2012, the amount due to Inner Mongolia Wind Power of RMB10.0 million represented receipt in advance of RMB10.0 million for a wind farm project and other payable of RMB10,000. As of December 31, 2013, the amount due to Inner Mongolia Wind Power of RMB77.8 million (US$12.9 million) represented receipt in advance of RMB77.8 million (US$12.9 million) for a wind farm project and other payable of RMB10,000 (US$1,700).

We provided a short-term loan of RMB185.0 million (US$30.6 million) to Inner Mongolia Wind Power in 2013. This short-term loan bore an interest rate of 8.5% per annum. The interest income for the year ended December 31, 2013 amounted to RMB4.8 million (US$0.8 million). In the year ended December 31, 2013, we collected RMB4.4 million (US$0.7 million) from Inner Mongolia Wind Power.

Transactions with Reliance Capital Limited and its affiliated entity

Reliance Capital Limited is the non-controlling interest holder of GWPL from November 30, 2012 to December 31, 2013. As of December 31, 2012 and 2013, loans borrowed by GWPL from Reliance Capital Limited and its affiliated entity amounted to RMB256.0 million (US$42.3 million) and RMB286.5 million (US$47.3 million), respectively. Such loans bear interest at rate of 13% per annum.

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

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” For the period from October 1, 2010 to April 29, 2014, the trading price of our ADSs on New York Stock Exchange ranged from US$1.06 to US$11.67 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Sale Price
	High	Low
2011	$11.67	$1.18
2012	$3.14	$1.06
First Quarter	$3.14	$1.90
Second Quarter	$2.47	$1.10
Third Quarter	$1.55	$1.06
Fourth Quarter	$1.60	$1.11
2013	$3.52	$1.13
First Quarter	$2.13	$1.13
Second Quarter	$2.26	$1.15
Third Quarter	$2.66	$1.48
Fourth Quarter	$3.52	$1.84
October	$3.52	$2.34
November	$2.80	$1.84
December	$2.55	$1.91
2014 (through April 29)	$4.34	$2.22
First Quarter	$4.34	$2.22
January	$3.11	$2.22
February	$4.05	$2.50
March	$4.34	$2.66
Second Quarter (through April 29)	$3.14	$2.27
April (through April 29)	$3.14	$2.27

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Foreign Currency Administration Rules (2008), as amended, or the Exchange Rules; and

Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;

Under the Exchange Rules, the Renminbi is convertible for current account items and capital account items, including interest payments, trade and service-related foreign exchange transactions, direct investments, loans and repatriation of investments. Under the Administration Rules, foreign-invested enterprises in China, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. Pursuant to Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment on November 19, 2012, or Circular 59, canceling the approval procedure for the opening of and capital transfer into foreign exchange accounts under direct investment, canceling the approval procedure for foreign investors’ reinvestment with domestic lawful income, simplifying foreign exchange administration for the domestic reinvestment of foreign-invested holding companies, simplifying confirmation request formalities for capital verification of foreign-funded enterprises etc.

E.	Taxation

The following summary of the material Cayman Islands, Hong Kong, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not purport to address all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, the People’s Republic of China or the United States. The discussion is not intended to, nor should it be construed as, legal or tax advice to any prospective holder of our ADSs or ordinary shares.

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

If a liability arises, the normal profits tax rates applicable to corporations (for the year of assessment of 2013/2014) is 16.5% and the normal profits tax rates applicable to individual (for the year of assessment of 2013/2014) is 15%.

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

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You should consult your own tax advisors concerning the United States federal income tax consequences to you of owning or disposing of our ordinary shares or ADSs in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

Holders of ADSs, for United States federal income tax purposes, will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

The gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We have listed our ADSs on the NYSE. U.S. Treasury Department guidance indicates that our ADSs are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “—People’s Republic of China Taxation—Enterprise Income Tax”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”). Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate United States Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC resident enterprise under the PRC EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisor regarding the tax consequences if PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit under your particular circumstances.

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

Fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational turbine manufacturers. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies, including the Euro, could expose us to foreign exchange risk. In addition, our investors could make capital contributions to us in U.S. dollars, Euros and Hong Kong dollars and, accordingly, we may incur foreign exchange losses if there is a delay between the time of such contributions and their conversion into Renminbi. For the year ended December 31, 2011, we recorded foreign exchange gains of RMB32.7 million. For the year ended December 31, 2012, we incurred foreign currency exchange losses of RMB3.8 million, primarily due to the depreciation of the Hong Kong dollar against the Renminbi relating to the approximately US$30.0 million investment in Huadian Fuxin Energy Corporation Limited (HKEx: 00816) in connection with its initial public offering in Hong Kong and listing on the Hong Kong Stock Exchange in June 2012. For the year ended December 31, 2013, we incurred foreign currency exchange gains of RMB9.8 million (US$1.6 million), primarily due to the appreciation of Renminbi against U.S. dollars relating to the short-term loans denominated in U.S. dollars.

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

	2011			2012			2013
	Appreciation in RMB	Increase/ (decrease) in profit after tax	Increase/ (decrease) in retained earnings	Appreciation in RMB	Decrease/ (increase) in loss after tax	Decrease/ (increase) in accumulated losses	Appreciation in RMB	Decrease/ (increase) in loss after tax	Decrease/ (increase) in accumulated losses
		(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)
U.S. dollars	3%	5,615	5,615	3%	4,460	4,460	3%	4,963	4,963
Euro	1.5%	(202)	(202)	1.5%	(382)	(382)	1.5%	(654)	(654)
HK dollars	3%	122	122	3%	—	—	3%	839	839
Japanese Yen	3%	—	—	3%	120	120	3%	9	9

A weakening of the Renminbi against the above currencies by the same percentage would have had the equal but opposite effect on the above currencies to the amounts shown above, assuming all other variables remain constant.

We entered into certain foreign exchange forward contracts with financial institutions to manage the exposure to fluctuations in foreign currency exchange rates. In the year ended December 31, 2011, we recorded a foreign currency exchange gain of RMB1.6 million with respect to the fair value change of the forward contracts which we entered into in 2010. As of December 31, 2012 and 2013, we did not have any outstanding foreign currency forward contract.

Other than those foreign exchange forward contracts, we have not used any derivative instruments to hedge our exposure in foreign exchange risk and we do not believe that we currently have any significant direct foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term or long-term borrowings, including bank loans and borrowings from related parties, medium-term notes as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our total outstanding interest-bearing loan balance as of December 31, 2011 was RMB632.0 million with varying interest rates of 5.81% to 6.71%. Our interest-bearing loan balance as of December 31, 2012 was RMB3,026.3 million with varying interest rates of 5.3% to 14.5%. Our interest-bearing loan balance as of December 31, 2013 was RMB2,379.7 million (US$393.1 million) with varying interest rates of 5.4% to 14.5%. Our interest-bearing savings accounts had a balance of RMB1,592.0 million, RMB1,596.3 million and RMB1,058.5 million (US$174.8 million) as of December 31, 2011, 2012 and 2013, respectively. Based on the interest-bearing saving account balance as of December 31, 2013, a 10% change in the interest rate would result in an increase or decrease of RMB90.6 million (US$15.0 million) of our total amount of interest income in 2013.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, Consumer Price Index in China increased by 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

Fee and other payments made by the depositary to us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us. The depositary has reimbursed us approximately US$2.4 million, net of applicable withholding tax in the United States, for expenses related to the administration and maintenance of the ADSs as of December 31, 2013.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

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

As of December 31, 2013, we have used the net proceeds received from our initial public offering as follows:

•	approximately RMB815.5 million (US$134.7 million) for equity investments, including the investments in joint ventures under our EPC arrangements;

•	approximately RMB492.3 million (US$81.3 million) for research and development relating to the development of our SCD prototypes, the development of higher megawatt wind turbine models and the optimization of our 1.5MW wind turbines;

•	approximately RMB450.0 million (US$74.3 million) for infrastructure and facility construction and acquisition of land use rights;

•	approximately RMB196.0 million (US$32.4 million) for purchase of manufacturing equipment; and

•	approximately RMB194.7 million (US$32.2 million) for working capital purposes during the course of ordinary business.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. As disclosed below, management identified material weaknesses on the ineffective operating controls of the Group’s Indian operating segment over the impairment test for intangible assets and inventory management process, and inadequate oversight of financing transactions. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are not effective as of December 31, 2013.

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

As required by Section 404 of SOX and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in “Internal Control-Integrated Framework (1992)” issued by the COSO. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of a company’s financial statements will not be prevented, or detected and corrected on a timely basis.

Based on its assessment, the management concluded that our internal control over financial reporting was not effective as of December 31, 2013 based on the criteria established in “Internal Control-Integrated Framework (1992)” issued by the COSO as a result of the following material weaknesses in internal control over financial reporting identified in GWPL, our Indian operating segment:

•	We did not perform impairment testing on intangible assets, including goodwill, on a timely basis when there was indication that the intangible assets were impaired;

•	We did not record the inventories at lower of cost and net realizable value as of the reporting date. In addition, we did not record the carrying amount of inventories cost in cost of sales at the time inventories were sold; and

•	Certain loans issued by related parties were entered into prior to the review and approval by the board of directors. In addition, no interest expenses on loans from related parties were accrued at year end.

The above material weaknesses resulted in material adjustments to correct the overstatement in the carrying amounts of intangible assets and inventories, and the understatement of cost of sales and interest expense. After recording these adjustments, our consolidated financial statements for the periods covered by and included in this annual report on Form 20-F are fairly stated in all material respects in accordance with IFRS for the periods presented.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the internal control over financial reporting of China Ming Yang Wind Power Group Limited (the “Company”) as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the policies and practice of the Company Indian operating segment’s intangible assets, inventories, and loans from related parties have been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2013 consolidated financial statements, and this report does not affect our audit report dated April 30, 2014, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, China Ming Yang Wind Power Group Limited has not maintained effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ KPMG

Hong Kong, China

April 30, 2014

Remediation Steps to Address the Material Weakness

In connection with the material weaknesses disclosed above, the error had been corrected and properly accounted for in our consolidated financial statements for the year ended December 31, 2013. In addition, we began implementing a number of measures to strengthen our internal control over financial reporting. Management has implemented, or will implement, the following measures during 2014:

•	In January 2014, we appointed an independent appraiser to value the intangible assets, including goodwill, of GWPL. The results of valuation report had already been produced in April 2014, and consequently an impairment loss of intangible assets including goodwill was recognized in the financial statements of 2013. We shall continue to perform impairment testing on intangible assets, including goodwill, on a timely basis;

•	In early 2014, we adjusted the carrying amount of inventories at the lower of cost and net realizable value as of the reporting date. The board of directors of GWPL had reviewed the net realizable value of inventories, and is satisfied that the amount of provision required. GWPL will continue to review the net realizable value of inventories in a timely basis; and

•	Furthermore, any additional loans to be provided by related parties shall require board approval where tenure and interest expenses will be recorded appropriately.

Changes in Internal Control over Financial Reporting

On January 1, 2014, pursuant to the waiver letter issued by Mingyang Singapore to GWPL, we waived part of our voting power at the shareholders’ meeting, as well as one of our seats on the board of directors of GWPL at our sole discretion from January 1, 2014. Subsequent to the waiver, we have 50% voting power at the shareholders’ meeting and 50% of the seats on the board of directors of GWPL. In this connection, we reassessed our involvement in GWPL, and concluded that we no longer has existing rights to direct the activities that significantly affect GWPL’s returns, and hence have lost control over GWPL upon effectiveness of the waiver. We believes that through the waiver we and the other shareholders will share joint control in GWPL, which provides a basis of cooperation for the improvement of GWPL’s future operating results. As a result, we deconsolidated GWPL and accounted for GWPL as a joint venture from January 1, 2014 and we shall exclude GWPL from the scope of internal control on financial reporting evaluation in 2014 and beyond. We shall continue to provide support to GWPL to ensure high quality of financial reporting is maintained.

Except for the changes described above, there were no other significant changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably like to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that our audit committee member, Mr. Stephen Markscheid, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. All of our audit committee members are “independent directors” as defined in the listing rules of New York Stock Exchange.

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

	Year Ended December 31,
	2012	2013
	(in RMB thousands)
Audit fees (1)	7,550	7,550
Audit-related fees (2)	2,850	2,250
Other fees (3)	1,360	100

Total	11,760	9,900

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2012 and 2013 involve principally fees billed for the performance of certain limited procedures or reviews on interim consolidated financial statements.
(3)	“Other fees” in 2012 represent the aggregate fee billed for financial due diligence and legal due diligence service in respect of our overseas investments in India and South Africa amounted to US$44,000 and South African Rand (ZAR) 797,000, respectively, which were translated to Renminbi using the year-end exchange rates. “Other fees” in 2013 represent the fee billed for the professional service provided in connection with the registration statement on Form S-8 filed by us under the Securities Act of 1933 in conjunction with an additional indeterminate number of shares, options, and the rights that may be offered or issued pursuant to our 2010 Equity Incentive Plan.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not repurchase any ordinary shares or ADSs in the year ended December 31, 2013.

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

We intend to rely on all such exemptions provided by the New York Stock Exchange to a foreign private issuer, except that we have a majority of the board be independent, have three members in our audit committee, have established a compensation committee and a corporate governance and nominating committee, and have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1***	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3****	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

2.4***	Sale and Purchase Agreement among the Registrant and certain shareholders of the Registrant

2.5†	Registration Rights Agreement among the Registrant and certain shareholders of the Registrant

4.1***	Form of Indemnification Agreement with the Registrant’s directors

4.2***	Consignment Design and Development Contract for Wind Energy Converter 1.5MW between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine., dated April 19, 2006

4.3***	Translation of 1.5MW Wind Turbine Technology Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd., dated May 20, 2007

4.4***	License Agreement for aeroBlade 1.5 between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine, dated June 30, 2007

4.5***	Translation of aeroBlade 1.5 Technology Transfer Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd. dated November 16, 2009

4.6***	License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 28, 2008

4.7***	Addendum to License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Mingyang Electrical Appliances Combine, dated January 18, 2009

4.8***	Supplementary Agreement to the License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 29, 2010

4.9***	Translation of Toll Manufacturing Agreement between Tianjin REnergy Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated February 27, 2010

4.10***	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated January 18, 2010

4.11***	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated April 30, 2010

4.12***	Translation of Patent License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated October 5, 2006

4.13***	Translation of General Contractor Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Xinjiang Huaran Dongfang New Energy Co., Ltd., dated April 30, 2010

4.14***	Translation of Wind Turbine Sales Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Jilin Ruifeng Power Co., Ltd., dated in December 2008

4.15***	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Xiangyang Wind Power Co., Ltd. dated in March 2010

4.16***	Translation of Wind Turbine Sales Contract between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in July 2007

4.17***	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in March 2010

Exhibit Number	Description of Document

4.18***	Form of Labor Contract with senior management of Guangdong Mingyang Wind Power Technology Co., Ltd.

4.19***	Translation of Engagement Letter between Guangdong Mingyang Wind Power Technology Co., Ltd. and Mr. Wenqi Wang, dated in June 2006

4.20***	Translation of Strategic Cooperation Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Industrial and Commercial Bank of China, Guangdong Branch, dated in September 2009

4.21***	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. in connection with the lease of part of industrial park, dated in October 2009

4.22***	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electric Co., Ltd. in connection with the lease of a part of an assembly plant, dated in April 2009

4.23***	China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan

4.24***	Form of China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan Nonqualified Share Option Agreement

4.25***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in March 2009

4.26***	Translation of Equity Transfer Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in January 2010

4.27***	Translation of Land Use Right Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang dated in January 2010

4.28***	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Rural Cooperative Bank dated in November 2009

4.29***	Translation of Equity Interest Transfer Agreement between Mr. Chuanwei Zhang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.30***	Translation of Lease Agreement between Jilin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in May 2008

4.31***	Translation of Contractor Agreement between Jinlin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in June 2008

4.32***	Translation of Sample Purchase Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin REnergy Electrical Co., Ltd. dated in April 2010

4.33***	Translation of Loan Agreement between Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Electric Co., Ltd. dated in January 2009

4.34***	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. in connection with Guangdong Zhanjiang Wind Farm dated in April 2008

4.35***	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in connection with Bayinaobao Phase I Wind Farm dated in March 2008

4.36***	Translation of Equity Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in October 2008

4.37***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances dated in April 2009

4.38***	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in March 2009

4.39***	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in December 2009

4.40***	Translation of Supply Contract for Industrial and Mineral Products between Guangdong Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. dated in April 2010

Exhibit Number	Description of Document

4.41***	Translation of Equity Interest Transfer Agreement between Mr. Xian Wang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.42***	Translation of Share Transfer Agreement between Jilin Datong Group Company Limited and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2010

4.43***	Translation of Loan Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Mingyang Energy Investment Co., Ltd. dated in April 2009

4.44***	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Bank of China dated in October 2009

4.45***	Translation of Guarantee Agreement between Mr. Chuanwei Zhang and Bank of China dated in January 2009

4.46***	Translation of Supplementary Agreement on Equity Investment in Jilin Mingyang Datong between Guangdong Mingyang Wind Power Technology Co., Ltd and Jilin Datong Group Company Limited dated in June 2008

4.47***	Translation of Purchase Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. dated in December 2009

4.48***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Electrical Appliances Co., Ltd. dated in January 2009

4.49†	Translation of Guarantee Agreement between Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. and Bank of China dated in October 2009

4.50†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. for Guangdong Mingyang Wind Power Technology Co., Ltd.

4.51†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. and Bank of Communications dated in June 2009

4.52†	Translation of Supplementary Agreement to the Patent License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. (the Licensor) and Guangdong Mingyang Wind Power Technology Co., Ltd. (the Licensee) dated in May 2009

4.53††	Translation of Wind Turbine Sales Contract between Inner Mongolia Jingneng Shangdu Wind Power Generation Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2008

4.54*	Translation of Wind Turbine Supply Contract between Guangdong Mingyang Group Co., Ltd. And Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. Dated in December 2011

4.55*	Translation of Loan Application Letter between Guangdong Mingyang Wind Power Group Co., Ltd. And Inner Mongolia Mingyang Wind Power Equipment Co., Ltd dated in February 2011

4.56*	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. And Zhongshan Mingyang Electrical Appliance Co., Ltd. Dated in June 2011

4.57*	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. And Zhongshan Mingyang Electrical Appliance Co., Ltd. Dated in June 2011

8.1	List of Subsidiaries of the Registrant

11.1†	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG

*	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 30, 2012 and incorporated herein by reference
**	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 11, 2011 and incorporated herein by reference.
***	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-169256), dated September 7, 2010 and incorporated herein by reference.
****	Previously filed with the Registrant’s registration statement on Form F-6 (File No. 333-169278), dated September 9, 2010 and incorporated herein by reference.
†	Previously filed with the Registrant’s amendment No. 1 to the registration statement on Form F-1/A (File No. 333-169256), dated September 14, 2010 and incorporated herein by reference.
††	Previously filed with the Registrant’s amendment No. 2 to the registration statement on Form F-1/A (File No. 333-169256), dated September 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Ming Yang Wind Power Group Limited

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Chief Executive Officer

Date: April 30, 2014

CHINA MING YANG WIND POWER GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the accompanying consolidated statements of financial position of China Ming Yang Wind Power Group Limited (the “Company”) and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2014 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 30, 2014

Consolidated Statements of Operations

for the years ended December 31, 2011, 2012 and 2013

	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000

Revenue	5	5,515,819	2,893,100	2,844,830

Cost of sales		(4,522,685)	(2,523,337)	(2,582,551)

Gross profit		993,134	369,763	262,279

Other income	6	36,195	85,830	44,953
Selling and distribution expenses		(227,766)	(174,807)	(219,890)
Administrative expenses		(261,944)	(384,102)	(445,883)
Research and development expenses		(85,305)	(85,821)	(102,568)
Impairment loss on goodwill and other intangible assets	11	—	—	(179,661)

Profit / (loss) from operations		454,314	(189,137)	(640,770)

Finance income		70,630	126,772	201,859
Finance expenses		(161,908)	(230,866)	(283,381)

Net finance expenses	8(a)	(91,278)	(104,094)	(81,522)

Share of profit / (loss) of associates	13	2,275	(7,396)	(3,558)

Profit / (loss) before income tax	8	365,311	(300,627)	(725,850)

Income tax (expense) / benefit	9	(73,018)	(213)	78,417

Profit / (loss) for the year		292,293	(300,840)	(647,433)

Attributable to:
Shareholders of the Company		292,993	(281,874)	(504,179)
Non-controlling interests		(700)	(18,966)	(143,254)

		292,293	(300,840)	(647,433)

Basic and diluted earnings / (loss) per share (RMB)	30	2.35	(2.31)	(4.12)

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2011, 2012 and 2013

	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000

Profit / (loss) for the year		292,293	(300,840)	(647,433)

Other comprehensive loss for the year

Items that are or may be reclassified to profit or loss
Foreign operations - foreign currency translation differences		(39,202)	(2,965)	(8,628)

Total comprehensive income / (loss) for the year		253,091	(303,805)	(656,061)

Attributable to:
Shareholders of the Company		253,791	(284,707)	(517,211)
Non-controlling interests	29	(700)	(19,098)	(138,850)

		253,091	(303,805)	(656,061)

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of

December 31, 2012 and 2013

	Note	2012	2013
		RMB’000	RMB’000
Assets
Property, plant and equipment	10	1,053,307	1,001,678
Intangible assets	11	427,681	195,816
Lease prepayments	12	356,932	352,142
Investments in associates	13	9,166	25,608
Investments in joint ventures	14	691,837	795,848
Other investments		7,144	30,197
Trade and other receivables	17	930,424	934,364
Prepayments	18	66,024	120,276
Deferred tax assets	25	174,024	224,843

Total non-current assets		3,716,539	3,680,772

Financial assets at fair value through profit or loss	15	168,139	—
Inventories	16	2,028,435	2,235,459
Trade and other receivables	17	4,224,375	4,210,955
Prepayments	18	199,970	115,317
Other current assets	19	7,511	35,301
Pledged bank deposits	20	276,651	246,608
Cash and cash equivalents	21	1,319,694	811,848

Total current assets		8,224,775	7,655,488

Total assets		11,941,314	11,336,260

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of

December 31, 2012 and 2013 (continued)

	Note	2012	2013
		RMB’000	RMB’000
Equity
Issued share capital		850	850
Reserves for own shares		(55,113)	(44,628)
Capital reserves		3,670,380	3,693,726
Translation reserves		(61,191)	(74,223)
Accumulated losses		(28,163)	(532,342)

Total equity attributable to shareholders of the Company	28	3,526,763	3,043,383
Non-controlling interests	29	110,787	(28,063)

Total equity		3,637,550	3,015,320

Liabilities
Bank borrowings	23	354,437	104,015
Bond payable	24	986,206	992,664
Deferred tax liabilities	25	86,969	52,102
Provisions	26	212,064	154,491
Trade and other payables	22	83,553	132,389
Deferred income	27	280,024	253,849

Total non-current liabilities		2,003,253	1,689,510

Trade and other payables	22	3,811,342	4,230,737
Bank and other borrowings	23	1,685,685	1,283,055
Income tax payable	25	9,789	9,155
Provisions	26	178,425	249,559
Deferred income	27	34,088	41,328
Deferred revenue	17(d)	581,182	817,596

Total current liabilities		6,300,511	6,631,430

Total liabilities		8,303,764	8,320,940

Total equity and liabilities		11,941,314	11,336,260

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2011, 2012 and 2013

	Attributable to shareholders of the Company
						(Accumulated
	Issued share capital		Reserves			losses) /		Non-
	Number of	Par value	for own	Capital	Translation	retained		controlling	Total
	ordinary shares	amount	shares	reserves	reserves	earnings	Subtotal	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2011	125,000,000	850	—	3,514,932	(19,156)	(39,282)	3,457,344	69,853	3,527,197

Profit / (loss) for the year	—	—	—	—	—	292,993	292,993	(700)	292,293
Other comprehensive loss	—	—	—	—	(39,202)	—	(39,202)	—	(39,202)

Total comprehensive (loss) / income	—	—	—	—	(39,202)	292,993	253,791	(700)	253,091

Own shares acquired (Note 28(c))	—	—	(42,108)	—	—	—	(42,108)	—	(42,108)
Share-based payment (Note 28(d)(i))	—	—	—	112,509	—	—	112,509	—	112,509
Contribution to a subsidiary from a non-controlling interests holder	—	—	—	—	—	—	—	48,000	48,000

Balance as of December 31, 2011	125,000,000	850	(42,108)	3,627,441	(58,358)	253,711	3,781,536	117,153	3,898,689

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2011, 2012 and 2013 (continued)

	Attributable to shareholders of the Company
						Retained
	Issued share capital		Reserves			earnings /		Non-
	Number of	Par value	for own	Capital	Translation	(accumulated		controlling	Total
	ordinary shares	amount	shares	reserves	reserves	losses)	Subtotal	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2012	125,000,000	850	(42,108)	3,627,441	(58,358)	253,711	3,781,536	117,153	3,898,689

Loss for the year	—	—	—	—	—	(281,874)	(281,874)	(18,966)	(300,840)
Other comprehensive loss	—	—	—	—	(2,833)	—	(2,833)	(132)	(2,965)

Total comprehensive loss	—	—	—	—	(2,833)	(281,874)	(284,707)	(19,098)	(303,805)

Own shares acquired (Note 28(c))	—	—	(13,005)	—	—	—	(13,005)	—	(13,005)
Share-based payment (Note 28(d)(i))	—	—	—	42,939	—	—	42,939	—	42,939
Acquisition of a subsidiary (Note 4(d))	—	—	—	—	—	—	—	12,732	12,732

Balance as of December 31, 2012	125,000,000	850	(55,113)	3,670,380	(61,191)	(28,163)	3,526,763	110,787	3,637,550

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2011, 2012 and 2013 (continued)

	Attributable to shareholders of the Company
	Issued share capital		Reserves					Non-
	Number of	Par value	for own	Capital	Translation	Accumulated		controlling	Total
	ordinary shares	amount	shares	reserves	reserves	losses	Subtotal	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2013	125,000,000	850	(55,113)	3,670,380	(61,191)	(28,163)	3,526,763	110,787	3,637,550

Loss for the year	—	—	—	—	—	(504,179)	(504,179)	(143,254)	(647,433)
Other comprehensive (loss) / income	—	—	—	—	(13,032)	—	(13,032)	4,404	(8,628)

Total comprehensive loss	—	—	—	—	(13,032)	(504,179)	(517,211)	(138,850)	(656,061)

Issuance of own shares to senior management (Note 28(d)(ii))	—	—	10,485	(5,021)	—	—	5,464	—	5,464
Share-based payment (Note 28(d)(i))	—	—	—	27,781	—	—	27,781	—	27,781
Share options exercised	74,100	—	—	586	—	—	586	—	586

Balance as of December 31, 2013	125,074,100	850	(44,628)	3,693,726	(74,223)	(532,342)	3,043,383	(28,063)	3,015,320

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2011, 2012 and 2013

	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Profit / (loss) for the year		292,293	(300,840)	(647,433)
Adjustments for:
Depreciation of property, plant and equipment	10	45,372	67,202	92,022
Amortization of intangible assets	11	11,497	11,729	40,007
Amortization of lease prepayments	12	2,353	5,532	8,190
Loss on disposal of property, plant and equipment		1,600	4,836	7,586
Share of (profit) / loss of associates	13	(2,275)	7,396	3,558
Provisions for allowance for doubtful debts	17(b)/(f)	131,399	214,509	173,484
Inventories provision	16(b)	(1,998)	33,767	17,525
Equity settled share-based payment expenses	7	112,509	42,939	33,245
Income from investments in joint ventures	8(a)	(9,260)	(52,957)	(73,570)
Fair value change of foreign exchange forward contracts	8(a)	(1,641)	—	—
Fair value change of financial assets at fair value through profit or loss	8(a)	—	20,671	(55,061)
Remeasurement to fair value of pre-existing interest in an acquiree	8(a)	—	(9,201)	—
Interest income	8(a)	(26,982)	(64,614)	(63,469)
Interest expenses	8(a)	47,113	152,108	271,987
Income tax expense / (benefit)	9	73,018	213	(78,417)
Bargain purchase gain	6	—	(4,867)	(4,869)
Impairment losses on goodwill and other intangible assets	11	—	—	179,661

		674,998	128,423	(95,554)
Changes in working capital (net of effect of business combinations):
Change in inventories		59,382	(54,766)	(224,549)
Change in trade and other receivables		(2,534,206)	635,587	113,904
Change in prepayments		105,054	(77,771)	78,688
Change in other current assets	19	6,205	(2,272)	(27,790)
Change in trade and other payables		1,064,054	(1,121,268)	414,175
Change in provisions	26	141,950	37,422	13,561
Change in deferred income		80,440	144,861	9,340
Change in deferred revenue	17(d)	174,808	(25,635)	236,414
Income tax paid		(135,427)	(69,251)	(1,559)

Net cash (used in) / generated from operating activities		(362,742)	(404,670)	516,630

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2011, 2012 and 2013 (continued)

	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000
Cash flows from investing activities:
(Increase) / decrease in pledged bank deposits		(120,828)	(20,088)	30,043
Purchase of property, plant and equipment		(203,864)	(148,247)	(89,136)
Proceeds from sale of property, plant and equipment		—	—	9,665
Purchase of intangible assets		(20,372)	(22,528)	(52,614)
Payment for lease prepayments		(133,822)	(33,278)	(3,400)
Loan made to third parties		(58,000)	(147,000)	(68,436)
Collection of loan made to third parties		—	48,000	—
Interest received		20,613	27,992	47,957
Payment for acquisitions of assets, net of cash acquired	4(a)	(57,741)	—	—
Acquisition of subsidiaries, net of cash acquired	4(b)/(c)/(d)/(e)	—	(88,988)	(4,670)
Purchase of investments in associates	13	—	(7,400)	(20,000)
Purchase of investments in joint ventures	14	(246,610)	(423,010)	(138,000)
Proceeds from sale of investments in joint ventures	14	—	40,000	94,796
Purchase of other investments		—	(6,000)	(23,053)
Purchase of financial assets at fair value through profit or loss		—	(190,718)	—
Proceeds from sale of financial assets at fair value through profit or loss		—	—	223,200
Advances made to related parties	33(a)	(21,477)	(108,407)	(38,829)
Collection of advances made to related parties	33(a)	20,540	21,345	69,597
Loan made to related parties	33(a)	(5,000)	(730)	(285,000)
Collection of loan made to related parties	33(a)	5,000	—	50,730
Receipt of guarantee deposit from related parties	33(a)	—	24,000	20,560

Net cash used in investing activities		(821,561)	(1,035,057)	(176,590)

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2011, 2012 and 2013 (continued)

	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Contribution from non-controlling interests holder of subsidiaries		48,000	—	—
Repurchase of own shares	28(c)	(42,108)	(13,005)	—
Proceeds from bank and other loans		842,937	1,262,767	655,360
Repayment of bank and other loans		(690,937)	(839,139)	(1,277,259)
Proceeds from borrowings from related parties		—	139,683	69,466
Repayment of borrowings from related parties		—	(12,758)	(4,923)
Interest paid		(47,773)	(57,012)	(272,901)
Financial arrangement fee paid to banks	17(b)	(69,572)	(41,204)	(5,384)
Proceeds from issuance of medium-term notes	24	—	1,000,000	—
Issuance cost of medium-term notes	24	—	(19,500)	—

Net cash generated from / (used in) financing activities		40,547	1,419,832	(835,641)

Effect of foreign currency exchange rate changes on cash and cash equivalents		(2,720)	93	(12,245)

Net decrease in cash and cash equivalents		(1,146,476)	(19,802)	(507,846)
Cash and cash equivalents at beginning of year		2,485,972	1,339,496	1,319,694

Cash and cash equivalents at end of year	21	1,339,496	1,319,694	811,848

The notes on pages F-13 to F-111 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1	Reporting entity

China Ming Yang Wind Power Group Limited (the “Company”), through its subsidiaries, is principally engaged in the manufacture and sale of wind turbines and the provision of related maintenance services in the People’s Republic of China (the “PRC”) and the Republic of India (“India”).

The consolidated financial statements of the Company as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and joint ventures.

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

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 2(f) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these consolidated financial statements.

The consolidated financial statements were approved and authorized for issue by Board of Directors on April 30, 2014.

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

The consolidated financial statements have been prepared on the historical cost basis except for the following material items, which are measured on an alternative basis on each reporting date:

•	derivative financial instruments are measured at fair value;

•	non-derivative financial instruments held for trading or designated as at fair value through profit or loss are measured at fair value.

2	Basis of preparation (continued)

(d)	Functional and presentation currency

These consolidated financial statements are presented in Renminbi yuan (“RMB”), which is the functional currency of the Group entities located in the PRC. The functional currency of the Company is the United States Dollar (“USD”) and its financial statements have been translated to RMB in accordance with Note 3(b). All financial information presented in RMB has been rounded to the nearest thousand.

For presentation purposes, the amounts of RMB equivalents are translated using the spot rate at the year end date.

(e)	Use of estimates

The preparation of the consolidated financial statements in accordance with IFRSs requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the useful lives and the recoverability of the carrying amounts of property, plant and equipment and intangible assets (including goodwill), the realization of deferred tax assets, the collectability of trade and other receivables, the adequacy of inventories provision, the fair value of share-based payment arrangements, the accrual of warranty provisions and the assessment of contingent liabilities. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the alternative energy industry.

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

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 9 and Note 25 – realization of tax losses and other deductible temporary differences and recognition of previously unrecognized tax losses and other deductible temporary differences

•	Note 10 and Note 11 – useful lives and recoverability of property, plant and equipment and intangible assets (including goodwill)

•	Note 16 – inventories provision

•	Note 17 – collectability of trade and other receivables

•	Note 26 – warranty provisions

•	Note 32 – assessment of contingent liabilities

2	Basis of preparation (continued)

(e)	Use of estimates (continued)

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 11 – intangible assets

•	Note 28(d) – share-based payment arrangements; and

•	Note 31(d) – fair values

(f)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in these consolidated financial statements.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of January 1, 2013.

•	IFRS 10 Consolidated Financial Statements (2011)

•	IFRS 11 Joint Arrangements

2	Basis of preparation (continued)

(f)	Changes in accounting policies (continued)

•	IFRS 12 Disclosure of Interests in Other Entities

•	IFRS 13 Fair Value Measurement

•	Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

•	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) (2013)

The nature and effects of the changes are explained below.

(i)	Consolidated financial statements

As a result of IFRS 10 (2011), the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 (2011) replaces the requirements in IAS 27, Consolidated and separate financial statements, relating to the preparation of consolidated financial statements. It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion for its investees as January 1, 2013 and determined that the adoption of IFRS 10 (2011) had no significant impact on the control conclusion of the Group in respect of its involvement with other entities.

(ii)	Joint arrangements

As a result of IFRS 11, the Group has changed its accounting policy for its interests in joint arrangements. Under IFRS 11, the Group has classified its interests in joint arrangements as joint ventures. When making this assessment, the Group considered the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Group has re-evaluated its involvement in its joint arrangements and has reclassified the investments in jointly controlled entities to investments in joint ventures. Upon the adoption of IFRS 11, the investment continues to be accounted under the equity method with no impact on the recognized assets, liabilities and comprehensive income of the Group.

2	Basis of preparation (continued)

(f)	Changes in accounting policies (continued)

(iii)	Disclosure of interests in other entities

IFRS 12 brings together into a single standard all the disclosure requirements relevant to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS 12 are generally more extensive than those previously required by the respective standards. To the extent that the requirements are applicable to the Group, the Group has expanded its disclosures about its interests in subsidiaries (Note 34) and equity-accounted investees (Note 13 and Note 14).

(iv)	Fair value measurement

IFRS 13 replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. To the extent that the requirements are applicable to the Group, the Group has included additional disclosures in this regard (Note 31(d)). The adoption of IFRS 13 does not have any material impact on the fair value measurements of the Group’s assets and liabilities.

(v)	Presentation of items of other comprehensive income

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income/(loss) in its consolidated statements of comprehensive income, to present separately items that are or may be reclassified to profit or loss. Comparative information has been re-presented accordingly.

(vi)	Disclosures of recoverable amount for non-financial assets

The Group has early adopted the amendments to IAS 36 (2013). As a result, the Group has expanded its disclosures of recoverable amounts when impairment is recognized (Note 11).

The above changes in accounting policies relate to disclosure requirements only and as such do not impact the Group’s results of operations or financial position.

3	Significant accounting policies

Except for the changes explained in Note 2(f), the Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

Certain comparative amounts in the consolidated statements of comprehensive income have been re-presented, as a result of a change in the accounting policy regarding the presentation of items of other comprehensive income/(loss).

3	Significant accounting policies (continued)

(a)	Basis of consolidation

(i)	Business combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group (Note 3(a)(ii)). The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (Note 3(i)(ii)). Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

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

(ii)	Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(ii)	Subsidiaries and non-controlling interests (continued)

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of operations and comprehensive income as an allocation of the total profit or loss and total comprehensive income / (loss) for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statements of financial position in accordance with Note 3(c)(ii) depending on the nature of the liability.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

(iii)	Associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is an arrangement whereby the Group and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

An investment in an associate or a joint venture is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 3(i)). Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of operations, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Associates and joint ventures (continued)

When the Group’s share of losses exceeds its interest in the associate or the joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or the joint venture.

Unrealized profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. With respect to the Group’s investments in joint ventures where the contributions (in the form of registered capital interests) are in substance interest bearing advances to the other shareholders of the joint ventures, the profits and losses resulting from sale of wind turbines from the Group to the joint ventures are recognized in the Group’s consolidated financial statements fully rather than only to the extent of unrelated investors’ legal interests in the joint ventures.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

In all other cases, when the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 3(c)).

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain and loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year. Foreign currency differences arising on translation are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that fair value were determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

3	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations

The assets and liabilities of foreign operations are translated into RMB at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into RMB at exchange rates approximating the foreign exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income accumulated in the translation reserve, except to the extent that the translation difference is allocated to non-controlling interest.

(c)	Financial instruments

(i)	Non-derivative financial assets

The Group has the following non-derivative financial assets: trade and other receivables, pledged bank deposits, cash and cash equivalents and financial assets at fair value through profit or loss.

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

A financial asset is classified as at fair value through profit or loss if it is held-for-trading or is designated as such on initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes in fair value, which takes into account any dividend income, are recognized in profit or loss.

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

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Ongoing repairs and maintenance are expensed as incurred.

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

Lease prepayments represent cost of land use rights paid to the PRC government authorities. Lease prepayments are stated at cost less accumulated amortization and impairment losses (Note 3(i)). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives which range from 30 to 50 years.

3	Significant accounting policies (continued)

(f)	Intangible assets and goodwill

(i)	Goodwill

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses (Note 3(i)). In respect of goodwill arising from associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the investment as a whole.

(ii)	Trademark

Trademark is not amortised while its useful life is assessed to be indefinite, which is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment. If not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out below.

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (Note 3(i)).

(iv)	Amortization

Amortization of intangible assets with finite useful lives is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives are as follows:

- Unpatented technology	4 - 12 years
- Customer relationship	10 years
- Wind farm development right	15 - 20 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(g)	Inventories

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

In the consolidated statement of financial position, construction contracts in progress for which costs incurred plus recognized profits exceed progress billings and recognized losses are presented as trade and other receivables. Contracts for which progress billings and recognized losses exceed costs incurred plus recognized profits are presented as deferred revenue.

(i)	Impairment

(i)	Financial assets

Financial assets not classified as at fair value through profit or loss, including an interest in an equity-accounted investee, are assessed at each reporting date to determine whether there is objective evidence of impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired includes:

•	Default or delinquency by a debtor;

•	Restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	Indications that a debtor or issuer will enter bankruptcy;

•	Adverse changes in the payment status of borrowers or issuers;

•	The disappearance of an active market for a security; or

•	Observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost.

The Group considers evidence of impairment for receivables at both an individual asset and a collective level. All significant receivables are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Receivables that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together receivables with similar risk characteristics.

3	Significant accounting policies (continued)

(i)	Impairment (continued)

(i)	Financial assets (continued)

In assessing collective impairment the Group uses historical information on the timing of recoveries and the amount of loss incurred, and make an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss is calculated as the difference between receivables’ carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

(ii)	Non-financial assets

At each reporting date, the Group reviews non-financial assets (other than deferred tax assets and inventories) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of goodwill is estimated at each reporting date.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units, or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of combination.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

3	Significant accounting policies (continued)

(i)	Impairment (continued)

(ii)	Non-financial assets (continued)

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

Obligations for contributions to defined contribution pension plans are expensed as the related service is provided. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at 10% to 20% of the deemed salary rate announced annually by the local government authorities.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(ii)	Short-term employee benefits

Short-term employee benefit obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid. The Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(iii)	Share-based payment transaction

Equity instrument granted to the Group’s employees by the Group or the Group’s investor(s) are accounted for as share-based payment transactions. The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

3	Significant accounting policies (continued)

(k)	Research and development cost

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

Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognized as deferred income within trade and other payables. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm’s length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognized in accordance with Note 3(l)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee, i.e. the amount initially recognized, less accumulated amortization.

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

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, functionality test of the wind turbine has been completed and accepted by the customer, and the collectability of the consideration is probable. The durability test, which typically lasts 240 hours and is performed subsequent to the functionality test of the wind turbine, is a test to ensure proper and stable connection of the wind turbines to power grids. The Group’s performance obligation relating to the durability test is not significant.

Revenue in relation to provision of maintenance service is recognized on a straight-line basis over the contractual term of the arrangement, which generally ranges from two to six years.

3	Significant accounting policies (continued)

(m)	Revenue (continued)

(ii)	Sale of raw materials and electronic equipment

Provided it is probable that the economic benefit associated with the transaction will flow to the Group, the Group recognizes revenues from the sale of raw materials and electronic equipment when the risks and rewards of ownership and title to the raw materials and electronic equipment have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

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

Government grants that compensate the Group for the cost of an asset are initially recognized as deferred income if there is reasonable assurance that they will be received and that the Group will comply with the conditions associated with the grants. The grants are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset. Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in periods in which the expenses are recognized.

(o)	Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expenses over the term of the lease.

3	Significant accounting policies (continued)

(p)	Finance income and expenses

The Group’s finance income and expenses include:

•	interest income;

•	interest expense;

•	the net change in fair value of foreign exchange forward contract;

•	the net gain or loss on financial assets at fair value through profit or loss;

•	the gain on the remeasurement to fair value of any pre-existing interest in an acquiree in a business combination;

•	income on investment in joint ventures;

•	financial arrangement fee charged by banks for settlement of trade receivables; and

•	exchange gain or loss.

Interest income or expenses is recognized using the effective interest method.

(q)	Income tax expense

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

3	Significant accounting policies (continued)

(q)	Income tax expense (continued)

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

(s)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

3	Significant accounting policies (continued)

(s)	Related parties (continued)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

3	Significant accounting policies (continued)

(u)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2013

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2013 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Amendments to IFRS 10, IFRS 12 and IAS 27, Investment entities	January 1, 2014

Amendments to IAS 32, Financial Instruments: Presentation Offsetting Financial Assets and Financial Liabilities	January 1, 2014

Annual improvements to IFRSs 2010 - 2012 cycle	July 1, 2014

Annual improvements to IFRSs 2011 - 2013 cycle	July 1, 2014

IFRS 9, Financial Instruments	January 1, 2015

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of these amendments, new standards and interpretations is unlikely to have a significant impact on the consolidated financial statements.

4	Acquisitions

(a)	Acquisition of Zhongshan Ruiyang Investment Management Co., Ltd. (“Zhongshan Investment”)

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

RMB’000

Total aggregate purchase price	57,863

Property, plant and equipment	41,350
Lease prepayments	7,556
Amounts due from Guangdong Mingyang	8,800
Cash and cash equivalents	122
Trade and other receivables	35

Total assets acquired	57,863

Total liabilities assumed	—

Consideration paid in cash	57,863
Cash acquired	(122)

Net cash outflow	57,741

4	Acquisitions (continued)

(b)	Acquisition of Inner Mongolia Fengchangyuan New Energy Development Co., Ltd. (“Fengchangyuan New Energy”)

On August 20, 2012, the Group obtained control of Fengchangyuan New Energy, which is principally engaged in the development and utilization of wind power, by acquiring 100% of the equity interests and voting interests in Fengchangyuan New Energy. Fengchangyuan New Energy has obtained an exclusive right to develop a 49.5MW wind farm project in Inner Mongolia, PRC. The acquisition is expected to provide the Group with future economic benefit from the exclusive development right.

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

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statements of operations.

From the date of completion of the acquisition to December 31, 2012, the operating results of Fengchangyuan New Energy were minimal.

4	Acquisitions (continued)

(c)	Acquisition of Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”)

On October 30, 2012, the Group obtained control of Tianjin Technology, which is mainly engaged in lease of plant and building, by acquiring 65.06% of the equity interests and voting interests in Tianjin Technology. As a result, the Group’s equity interest in Tianjin Technology increased from 34.94% to 100%. Upon completion of the acquisition, the Group effectively owned the manufacturing plant and building held by Tianjin Technology, which was leased to the Group prior to the acquisition.

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration Cash		76,460

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		13,210
Property, plant and equipment	10	206,134
Lease prepayments	12	121,865
Trade and other receivables		8,596
Bank and other loans		(125,704)
Trade and other payables		(89,101)
Income tax payables		(1,218)
Deferred tax liabilities	25(b)	(8,779)

Total identifiable assets acquired and liabilities assumed		125,003

Fair value of pre-existing interest in
Tianjin Technology		(43,676)
Bargain purchase gain	6	(4,867)

Total		76,460

4	Acquisitions (continued)

(c)	Acquisition of Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”) (continued)

The transaction resulted in a bargain purchase gain, which is mainly attributable to the increase in fair value of the identifiable net assets from the date when consideration for the acquisition was agreed to the date when the Group obtained control in Tianjin Technology. The bargain purchase gain of RMB4,867,000 has been included in “other income” in the consolidated statements of operations (Note 6).

The remeasurement to fair value of the Group’s existing 34.94% interest in Tianjin Technology resulted in a gain of RMB9,201,000 (RMB43,676,000 less RMB34,475,000 carrying amount of equity accounted investee at the acquisition date), which has been included in “financial income” in the consolidated statements of operations (Note 8(a)).

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statements of operations.

From the date of acquisition to December 31, 2012, Tianjin Technology incurred net income of approximately RMB368,000. Revenues generated by Tianjin Technology were all intercompany transactions, which are eliminated on consolidation.

(d)	Acquisition of Global Wind Power Limited and its subsidiaries (“GWPL”)

On November 30, 2012, the Group acquired 50% equity interest in Global Wind Power Limited, which is mainly engaged in manufacture and sale of wind turbine in India, through Mingyang Holdings (Singapore) Pte. Ltd. (“Mingyang Singapore”). Upon completion of the acquisition, the Group has a majority voting power at the shareholders’ meeting and the majority seats on the Board. The acquisition of GWPL is expected to provide the Group with an increased overseas market share of wind turbines market through access to a turbine and tower manufacturing facility in Silvassa, India and several sales offices in Mumbai and Chennai, India owned by GWPL.

4	Acquisitions (continued)

(d)	Acquisition of Global Wind Power Limited and its subsidiaries (“GWPL”) (continued)

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		124,530

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		127,992
Pledged deposits		3,768
Property, plant and equipment	10	257,673
Intangible assets	11	225,259
Other investments		1,230
Inventories		169,615
Trade and other receivables		139,461
Bank and other loans		(731,865)
Trade and other payables		(93,705)
Income tax payables		(223)
Deferred tax liabilities	25(b)	(73,741)

Total identifiable assets acquired and liabilities assumed		25,464

Non-controlling interests, based on their proportionate interest in the identifiable assets and liabilities of GWPL		(12,732)
Goodwill	11	111,798

Total		124,530

The goodwill resulting from this transaction is primarily attributed to the entrance to the Indian market, together with the synergies in operations and platform of advanced production technologies. None of the goodwill is expected to be deductible for income tax purpose.

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statements of operations.

From the date of completion of acquisition to December 31, 2012, GWPL contributed revenue of RMB13,405,000 and net loss of RMB23,564,000 to the Group’s results.

4	Acquisitions (continued)

(e)	Acquisition of Gansu Shandan Xiehe Wind Power Co., Ltd. (“Shandan Xiehe”)

On August 31, 2013, the Group obtained control of Shandan Xiehe, which is principally engaged in the development and utilization of wind power, by acquiring 100% of the equity interests and voting interests in Shandan Xiehe. Shandan Xiehe has obtained the official approvals to develop a 49.5MW wind farm project. The acquisition is expected to provide the Group with future economic benefit from this wind farm project.

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		3,870

Recognized amounts of identifiable assets acquired and liabilities assumed
Property, plant and equipment	10	630
Intangible assets	11	11,732
Trade and other payables		(646)
Deferred tax liabilities	25(b)	(2,977)

Total identifiable assets acquired and liabilities assumed		8,739

Bargain purchase gain	6	(4,869)

Total		3,870

The transaction resulted in a bargain purchase gain, which is mainly attributable to the Group’s ability in negotiating the agreed terms of the transaction with the transferor. The bargain purchase gain of RMB4,869,000 has been included in “other income” in the consolidated statement of operations (Note 6).

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statements of operations.

From the date of completion of the acquisition to December 31, 2013, Shandan Xiehe contributed net loss of RMB253,000 to the Group’s results. As the wind farm project is under construction, nil revenue has been recorded during the reporting period.

If the acquisitions of Shandan Xiehe had occurred on January 1, 2013, on a pro forma basis, there would not be any change in the consolidated revenue of the Group, and the Group’s consolidated loss for the year would have been RMB652,625,000. In determining these amounts, the Group has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisitions had occurred on January 1, 2013.

5	Revenue and segment reporting

(a)	Revenue

Revenue represents the sales value of wind turbines, raw materials and electronic equipment, provision of maintenance services and construction contract revenue. Revenue is presented net of business taxes and surcharges, as well as value-added tax collected on behalf of tax authorities.

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Sale of wind turbines	5,438,065	2,649,720	2,688,769
Sale of raw materials and electronic equipment	18,648	125,018	65,190
Maintenance services	37,018	66,632	90,871
Construction contract revenue	22,088	51,730	—

	5,515,819	2,893,100	2,844,830

Sales to the largest and the top five customers in terms of revenue recognized by the Group accounted for 43.96% and 88.41% for the year ended December 31, 2011, 27.88% and 64.04% for the year ended December 31, 2012, and 22.08% and 54.35% for the year ended December 31, 2013, respectively.

(b)	Segment reporting

The Group has chosen to organize the entity around difference in geographical areas. The Group has two operating segments, which are manufacture and sale of wind turbines in PRC and the manufacture and sale of wind turbines in India. The integration between both segments mainly includes purchase and sale of wind turbines. Inter-segment pricing is determined on an arm’s length basis.

Information regarding the Group’s reportable segments as provided to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance for the year ended December 31, 2012 and 2013 is set out below.

5	Revenue and segment reporting (continued)

(b)	Segment reporting (continued)

(i)	Information about reportable segments

	Reportable segments
	PRC		India		Total
	2012*	2013	2012*	2013	2012*	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

External revenue	2,879,695	2,775,951	13,405	68,879	2,893,100	2,844,830
Inter-segment revenue	—	10,587	—	—	—	10,587

Segment revenue	2,879,695	2,786,538	13,405	68,879	2,893,100	2,855,417

Segment loss before income tax	(276,081)	(330,685)	(24,546)	(392,612)	(300,627)	(723,297)
Finance income	126,434	196,239	338	5,620	126,772	201,859
Finance expenses	(217,612)	(193,010)	(13,254)	(90,371)	(230,866)	(283,381)
Depreciation and amortization	(77,225)	(99,723)	(7,238)	(40,496)	(84,463)	(140,219)
Share of loss of associates	(7,396)	(3,558)	—	—	(7,396)	(3,558)
Other material non-cash items
- Impairment loss on goodwill and other intangible assets	—	—	—	(179,661)	—	(179,661)
- Allowance for doubtful debts excluding amounts recorded as financial arrangement fees	(160,259)	(162,090)	—	—	(160,259)	(162,090)

Segment assets	11,063,061	10,924,106	1,003,963	541,589	12,067,024	11,465,695
- Investments in associates	9,166	25,608	—	—	9,166	25,608
- Investments in joint ventures	691,837	795,848	—	—	691,837	795,848
- Additions to non-current assets
- Property, plant and equipment	372,571	90,525	257,672	356	630,243	90,881
- Intangible assets	29,849	14,039	337,058	—	366,907	14,039
- Lease prepayments	155,143	3,400	—	—	155,143	3,400
- Other investments	6,000	24,000	1,144	—	7,144	24,000

Segment liabilities	7,413,237	7,541,008	890,527	784,876	8,303,764	8,325,884

*	As a result of the acquisition of GWPL on November 30, 2012 (Note 4(d)), the Group has changed its internal organization and the composition of its reportable segments.

(ii)	Reconciliations of information on reportable segments to the Group’s reported amounts

	2012	2013
	RMB’000	RMB’000
(i) Revenue
Total revenue for reportable segments	2,893,100	2,855,417
Elimination of inter-segment revenue	—	(10,587)

Consolidated revenue	2,893,100	2,844,830

5	Revenue and segment reporting (continued)

(b)	Segment reporting (continued)

(ii)	Reconciliations of information on reportable segments to the Group’s reported amounts (continued)

	2012	2013
	RMB’000	RMB’000
(ii) Loss before income tax
Total loss before income tax for reportable segments	(300,627)	(723,297)
Elimination of inter-segment profit	—	(2,553)

Consolidated loss before income tax	(300,627)	(725,850)

	2012	2013
	RMB’000	RMB’000
(iii) Assets
Reportable segment assets	12,067,024	11,465,695
Elimination of inter-segment receivables	—	(4,944)
Elimination of inter-segment profit	—	(2,553)
Elimination of inter-segment investments	(125,710)	(121,938)

Consolidated total assets	11,941,314	11,336,260

	2012	2013
	RMB’000	RMB’000
(iv) Liabilities
Reportable segment liabilities	8,303,764	8,325,884
Elimination of inter-segment payables	—	(4,944)

Consolidated total liabilities	8,303,764	8,320,940

6	Other income

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Government grants	31,195	80,963	34,626
Bargain purchase gain (Note 4(c)/(e))	—	4,867	4,869
Others	5,000	—	5,458

	36,195	85,830	44,953

During the years ended December 31, 2011, 2012 and 2013, the Group received government grants of RMB57,654,000, RMB166,744,000 and RMB13,634,000, respectively. The government grants were provided to support the Group’s research and development projects, the improvement of the Group’s manufacturing facilities, and acquisition of land use right. The government grants are recognized in profit or loss in the same periods in which the expenses incurred are recognized, or with respect to the grants related to capital assets, over the useful life of the related assets. RMB31,195,000, RMB80,963,000 and RMB34,626,000 was recognized as other income for the years ended December 31, 2011, 2012 and 2013, respectively. The unrecognized portion of RMB205,207,000 and RMB184,215,000 was included as deferred income as of December 31, 2012 and 2013, respectively (Note 27).

7	Staff costs

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Contributions to defined contribution retirement plan	11,492	9,132	9,317
Equity-settled share-based payment expenses (Note 28(d))	112,509	42,939	33,245
Salaries, wages and other benefits	171,598	168,799	207,405

	295,599	220,870	249,967

8	Profit / (loss) before income tax

(a)	Net finance expenses

	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000

Interest income		26,982	64,614	63,469
Exchange gain, net		32,747	—	9,759
Net change in fair value of foreign exchange forward contracts		1,641	—	—
Income from investments in joint ventures	14	9,260	52,957	73,570
Remeasurement to fair value of pre-existing interest in an acquiree	4(c)	—	9,201	—
Fair value change of financial assets at fair value through profit or loss	15	—	—	55,061

Finance income		70,630	126,772	201,859

Interest expenses		(47,113)	(152,108)	(271,987)
Financial arrangement fees		(114,795)	(54,250)	(11,394)
Exchange loss, net		—	(3,837)	—
Fair value change of financial assets at fair value through profit or loss	15	—	(20,671)	—

Finance expenses		(161,908)	(230,866)	(283,381)

Net finance expenses		(91,278)	(104,094)	(81,522)

8	Profit / (loss) before income tax (continued)

(a)	Net finance expenses (continued)

Financial arrangement fees of RMB114,795,000, RMB54,250,000 and RMB11,394,000 represent the fees charged or to be charged by banks for the settlement of trade receivables for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group recorded interest expenses of RMB87,872,000 and RMB91,458,000 for medium-term notes for the years ended December 31, 2012 and 2013, respectively (Note 24).

(b)	Other items charged in arriving at profit / (loss) before income tax include:

	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000
Expenses include:
Amortization#
- intangible assets	11	11,497	11,729	40,007
- lease prepayments	12	2,353	5,532	8,190

Depreciation#	10	45,372	67,202	92,022

Operating lease charges:
minimum lease payments#		36,078	25,970	13,088

Auditors’ remuneration		10,300	7,550	7,550

Transportation expenses		120,908	65,312	116,769

Impairment loss on goodwill and other intangible assets	11	—	—	179,661

Provision for warranty	26	180,139	87,708	87,972

Allowance for doubtful debts excluding amounts recorded as financial arrangement fees (Note 8(a))		16,604	160,259	162,090

Cost of inventories#	16(b)	4,320,458	2,420,593	2,494,579

#	During the years ended December 31, 2011, 2012 and 2013, cost of inventories includes RMB159,378,000, RMB126,666,000 and RMB162,582,000 relating to staff costs, depreciation and amortization expenses and operating lease charges, which amount are also included in the respective total amounts disclosed separately above or in the notes for each of these types of expenses.

9	Income tax expense / (benefit)

(a)	Income tax expense / (benefit) in the consolidated statements of comprehensive income represents:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
PRC income tax:
Current tax - provision for the year	127,829	41,691	925

Deferred tax (Note 25)
Origination and reversal of temporary differences	(54,741)	(41,478)	(79,342)
Recognition of previously unrecognized tax losses and other deductible temporary differences	(70)	—	—

	(54,811)	(41,478)	(79,342)

	73,018	213	(78,417)

9	Income tax expense / (benefit) (continued)

(b)	Reconciliation between tax expense / (benefit) and accounting profit / (loss) at applicable tax rates:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Profit / (loss) before income tax	365,311	(300,627)	(725,850)

Notional tax (expense) / benefit calculated at the statutory tax rates (i)(ii)	(91,328)	75,157	181,463
Additional deduction for research and development expenses	9,993	4,236	10,080
Effect of non-deductible expenses:
Share-based compensation expenses	(28,127)	(10,735)	(6,945)
Salaries and staff costs	(6)	(856)	(256)
Entertainment expenses	(2,179)	(2,002)	(2,046)
Goodwill impairment (Note 11(ii))	—	—	(24,750)
Other expenses	(253)	(1,211)	(2,171)
Effect of non-taxable income	—	3,517	1,217
Effect of tax rate differential (i)	(38,210)	(42,766)	(43,757)
Effect of preferential tax rate (i)	85,052	15,220	—
Effect of tax losses not recognized	(4,485)	(16,730)	(43,095)
Effect of other temporary differences not recognized	(2,905)	(23,764)	(1,003)
Utilization of previously unrecognized tax losses and other deductible temporary differences	—	—	9,680
Recognition of previously unrecognized tax losses and other deductible temporary differences	70	—	—
Others	(640)	(279)	—

Actual income tax (expense) / benefit	(73,018)	(213)	78,417

9	Income tax expense / (benefit) (continued)

(b)	Reconciliation between tax expense / (benefit) and accounting profit / (loss) at applicable tax rates (continued):

(i)	Effective from January 1, 2008, the PRC statutory income tax rate is 25%. The Group’s PRC subsidiaries are subject to PRC tax at 25%, unless otherwise specified. Guangdong Mingyang and Jilin Mingyang have qualified as an “Advanced and New Technology Enterprise” (“ANTE”), and are entitled to the preferential income tax rate of 15% from 2012 to 2014. Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”) and Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”) have qualified as an ANTE and are entitled to the preferential income tax rate of 15% from 2011 to 2013. Management is of the view that these entities will continue their ANTE status upon renewals for another three years from their respective years of initial approvals.

(ii)	Effective from January 1, 2013, the India statutory income tax rate applicable to the Group’s subsidiaries in India is 30.90%.

10	Property, plant and equipment

	Land and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2012	292,298	158,198	73,976	8,023	19,623	37,609	589,727
Acquisition through business combination (Note 4(b)/(c)/(d))	339,929	73,270	6,503	—	141	48,959	468,802
Additions	13,197	31,108	13,691	—	3,402	100,043	161,441
Transferred from construction in progress	101,782	6,963	—	—	—	(108,745)	—
Disposals	—	(3,902)	(1,923)	—	(1,283)	—	(7,108)
Effect of movement in exchange rates	(1,434)	(717)	(16)	—	(1)	(507)	(2,675)

As of December 31, 2012	745,772	264,920	92,231	8,023	21,882	77,359	1,210,187

As of January 1, 2013	745,772	264,920	92,231	8,023	21,882	77,359	1,210,187
Acquisition through business combination (Note 4(e))	—	—	15	—	615	—	630
Additions	8,013	20,394	29,952	—	3,860	28,032	90,251
Transferred from construction in progress	43,992	11,947	1,308	—	385	(57,632)	—
Disposals	(92)	(21,051)	(1,903)	—	(1,080)	—	(24,126)
Effect of movement in exchange rates	(18,206)	(9,040)	(198)	—	(19)	(6,442)	(33,905)

As of December 31, 2013	779,479	267,170	121,405	8,023	25,643	41,317	1,243,037

10	Property, plant and equipment (continued)

	Land and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Accumulated depreciation:
As of January 1, 2012	15,809	46,289	16,841	6,243	6,768	—	91,950
Charge for the year	16,655	19,450	25,259	1,780	4,058	—	67,202
Written back on disposals	—	(1,166)	(575)	—	(531)	—	(2,272)

As of December 31, 2012	32,464	64,573	41,525	8,023	10,295	—	156,880

As of January 1, 2013	32,464	64,573	41,525	8,023	10,295	—	156,880
Charge for the year	28,846	33,964	24,277	—	4,935	—	92,022
Written back on disposals	(17)	(4,825)	(1,295)	—	(738)	—	(6,875)
Effect of movement in exchange rates	(246)	(395)	(25)	—	(2)	—	(668)

As of December 31, 2013	61,047	93,317	64,482	8,023	14,490	—	241,359

Net book value:
As of December 31, 2012	713,308	200,347	50,706	—	11,587	77,359	1,053,307

As of December 31, 2013	718,432	173,853	56,923	—	11,153	41,317	1,001,678

As of December 31, 2012 and 2013, property, plant and equipment with carrying amount of RMB237,101,000 and RMB196,872,000 are pledged as security for the Group’s bank loans of RMB241,797,000 and RMB332,523,000 (Note 23), respectively.

11	Intangible assets

	Unpatented technology	Customer relationship	Order backlog	Trademark	Wind farm development right	Goodwill	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2012	98,961	—	—	—	—	9,726	108,687
Acquisition through business combination (Note 4(b)/(d))	78,032	88,588	15,033	43,606	19,379	122,269	366,907
Effect of movement in exchange rates	(809)	(917)	(156)	(452)	—	—	(2,334)

As of December 31, 2012	176,184	87,671	14,877	43,154	19,379	131,995	473,260

As of January 1, 2013	176,184	87,671	14,877	43,154	19,379	131,995	473,260
Acquisition through business combination (Note 4(e))	—	—	—	—	11,732	—	11,732
Other additions	2,307	—	—	—	—	—	2,307
Effect of movement in exchange rates	(10,268)	(11,657)	(1,978)	(5,738)	—	—	(29,641)

As of December 31, 2013	168,223	76,014	12,899	37,416	31,111	131,995	457,658

11	Intangible assets (continued)

	Unpatented technology	Customer relationship	Order backlog	Trademark	Wind farm development right	Goodwill	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Accumulated amortization and impairment loss:
As of January 1, 2012	33,850	—	—	—	—	—	33,850
Charge for the year	7,347	663	3,719	—	—	—	11,729

As of December 31, 2012	41,197	663	3,719	—	—	—	45,579

As of January 1, 2013	41,197	663	3,719	—	—	—	45,579
Charge for the year	20,408	7,367	11,002	—	1,230	—	40,007
Impairment loss	32,306	25,315	—	23,040	—	99,000	179,661
Effect of movement in exchange rates	(1,026)	(557)	(1,822)	—	—	—	(3,405)

As of December 31, 2013	92,885	32,788	12,899	23,040	1,230	99,000	261,842

Carrying amounts:
As of December 31, 2012	134,987	87,008	11,158	43,154	19,379	131,995	427,681

As of December 31, 2013	75,338	43,226	—	14,376	29,881	32,995	195,816

11	Intangible assets (continued)

As of December 31, 2012 and 2013, intangible assets with carrying amount of RMB71,648,000 and RMB11,028,000 are pledged as security for the Group’s bank loans of RMB241,797,000 and RMB332,523,000 (Note 23), respectively.

Impairment loss on Indian operating segment

Impairment loss is recognized in relation to the intangible assets of the Indian operating segment and the goodwill allocated to the CGU for manufacture and sale of wind turbines in India, which is also the Indian operating segment, as follows:

	Note	2012	2013
		RMB’000	RMB’000

Unpatented technology	(i)	—	32,306
Customer relationship	(i)	—	25,315
Trademark	(i)	—	23,040

		—	80,661

Goodwill	(ii)	—	99,000

Total impairment loss		—	179,661

On November 30, 2012, the Group acquired 50% equity interests in GWPL, and GWPL became a subsidiary of the Group since then (Note 4(d)). GWPL and its wholly owned subsidiary, GWISPL, constitute the Group’s Indian operating segment, and are principally engaged in the manufacture and sale of wind turbines.

The goodwill resulting from this acquisition was RMB111,798,000, primarily attributed to the entrance to the Indian market, together with the synergies in operations and platform of advanced production technologies. Furthermore, in connection with this acquisition, the Group acquired certain intangible assets, mainly unpatented technology, customer relationship and trademark. The carrying amount of these intangible assets as of December 31, 2013 that was subject to impairment testing was RMB159,137,000. GWPL was originally expected to focus on the manufacture and sale of wind turbines with the designed output of 750KW, 2.0MW and 2.5MW in India. Since 2013, some of the major customers of GWPL significantly reduced their orders for wind turbines supplied by GWPL as they encountered financial difficulty as a result of depreciation of Indian Rupee. Consequently, the economic benefit of these intangible assets is not expected to be realized as previously forecasted. Management carried out an impairment test on intangible assets and goodwill relating to the Group’s Indian operating segment as of December 31, 2013, and an impairment loss of RMB179,661,000 was recognized.

The impairment loss was included in “impairment loss on goodwill and other intangible assets” in the consolidated statements of operations.

11	Intangible assets (continued)

(i)	Impairment loss in relation to intangible assets (other than goodwill)

At December 31, 2013, the intangible assets relating to the Group’s Indian operating segment (net of impairment loss) was as follows:

2013
RMB’000

Unpatented technology	20,874
Customer relationship	43,226
Trademark	14,376

78,476

The recoverable amount of these intangible assets was estimated based on the present value of the projected future cash flows expected to be derived from the intangible assets (value in use) using the post-tax discount rates for the respective assets as follows:

2013

Unpatented technology	29% or 30%
Customer relationship	23% or 29%
Trademark	28%

The fair value measurement was categorized as a Level 3 fair value based on inputs in the valuation techniques used.

The recoverable amount of other intangible assets relating to the PRC operating segment is estimated to be higher than the carrying amount, and no impairment was required during the years ended December 31, 2011, 2012 and 2013.

(ii)	Impairment testing for CGUs containing goodwill

As of December 31, 2012 and 2013, goodwill (net of impairment loss) has been allocated to the Group’s CGUs as follows:

	2012	2013
	RMB’000	RMB’000

Manufacture and sale of wind turbines-India	111,798	12,798
Manufacture and sale of wind turbines-PRC	9,726	9,726
Wind farm operation-PRC	10,471	10,471

	131,995	32,995

11	Intangible assets (continued)

(ii)	Impairment testing for CGUs containing goodwill (continued)

For the purpose of impairment testing, goodwill arising from the acquisition of GWPL (Note 4(d)) and Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”) are allocated to the manufacture and sale of wind turbines-India CGU and the manufacture and sale of wind turbines-PRC CGU, respectively, whereas goodwill arising from the acquisition of Fengchangyuan New Energy (Note4(b)) is allocated to wind farm operation-PRC CGU, which represents the lowest level within the Group at which the goodwill is monitored for internal management purpose.

(a)	Manufacture and sale of wind turbines-India

At December 31, 2013, the recoverable amount of the CGU for the purpose of impairment testing of goodwill allocated to the manufacture and sale of wind turbines-India CGU was as follows:

2013
RMB’000

Manufacture and sale of wind turbines-India	401,537

The recoverable amount of the manufacture and sale of wind turbines-India CGU was based on value in use, using a discounted cash flow methodology through internal analysis, which utilizes income approach through the application of discounted cash flow method. The key assumptions used in the estimation of the recoverable amount are set out as below. The values assigned to the key assumptions represented management’s assessment of future trends in the relevant industry and were based on historical data from external and internal sources.

2013

Discount rate	23.2%
Terminal value growth rate	5.0%

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital.

The cash flow projections included specific estimates for seven years and a terminal growth rate thereafter, for which management believes these projections are reliable. The terminal growth rate was determined based on management’s understanding on the industry’s development trends.

Budgeted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) was estimated based on expectations of future outcome, taking into account past experience, adjusted for factors as follows:

•	Revenue growth was projected by reference to the average growth levels of the local wind turbine industry, and taking into account the orders obtained from and backlog agreed with customers by December 31, 2013.

•	The percentage of operating EBITDA over revenue was estimated by reference to that of other comparable listed companies.

As of December 31, 2013, if discount rate had increased by 0.2% from management’s estimates with other variables constant with the expectations, the Company would have to further recognize impairment against goodwill by approximately RMB9,700,000. If terminal value growth rate had decreased by 0.5% from the management’s estimates with other variables constant with the expectations, the Company would have to further recognize impairment against goodwill by approximately RMB4,100,000.

11	Intangible assets (continued)

(ii)	Impairment testing for CGUs containing goodwill (continued)

(b)	Manufacture and sale of wind turbines-PRC and Wind farm operation-PRC

The recoverable amount of goodwill other than those related to the Group’s Indian operating segment was estimated to be higher than the carrying amount as of December 31, 2012 and 2013, and therefore no impairment was recognized for the years ended December 31, 2012 and 2013.

12	Lease prepayments

	Note	RMB’000
Cost:
As of January 1, 2012		211,117
Acquisition through business combination	4(c)	121,865
Additions		33,278

As of December 31, 2012		366,260

As of January 1, 2013		366,260
Additions		3,400

As of December 31, 2013		369,660

Accumulated amortization:
As of January 1, 2012		3,796
Charge for the year		5,532

As of December 31, 2012		9,328

As of January 1, 2013		9,328
Charge for the year		8,190

As of December 31, 2013		17,518

Net book value:
As of December 31, 2012		356,932

As of December 31, 2013		352,142

As of December 31, 2012 and 2013, no land use right of the Group was pledged.

13	Investments in associates

		December 31,
		2012	2013
		RMB’000	RMB’000

Carrying amount of interest in associates		9,166	25,608

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Share of profit / (loss) from continuing operation	2,275	(7,396)	(3,558)

Name of associates	Form of business structure	Place of incorporation and operation	Paid-in capital as of December 31, 2013		Percentage of equity interests as of December 31,			Principal activities
			RMB’000		2011	2012	2013

Tianjin Technology (Note 4(c))	Incorporated	Tianjin	RMB	83,000	34.94%	100.00%	100.00%	Leasing, Manufacture and sale of wind turbines

Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. (“Inner Mongolia Equipment”)	Incorporated	Inner Mongolia	RMB	30,000	33.00%	33.00%	33.00%	Manufacture and sale of wind turbines

Huaneng Mingyang New Energy Investment Co., Ltd. (“Huaneng Mingyang”)	Incorporated	Guangdong	RMB	20,000	—	37.00%	37.00%	Manufacture and sale of wind turbines

Guangdong Huadi New Energy Investment Management Co., Ltd. (“Guangdong Huadi”)	Incorporated	Guangdong	RMB	60,000	—	—	25.00%	Investment activities

Zhonghe Henan Renewable Energy Co., Ltd. (“Zhonghe Henan”)	Incorporated	Henan	RMB	20,000	—	—	25.00%	Development and operation of wind farms

13	Investments in associates (continued)

	Note	Total assets	Total liabilities	Net assets	Income	Expenses	Profit / (loss) and total comprehensive income / (loss)	Group’s share of net assets	Group’s share of profit / (loss)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2011
Tianjin Technology	4(c)	302,323	207,599	94,724	25,789	(21,453)	4,336	33,136	1,515
Inner Mongolia Equipment	(i)	330,270	308,233	22,037	259,121	(256,817)	2,304	10,501	760

		632,593	515,832	116,761	284,910	(278,270)	6,640	43,637	2,275

2012
Tianjin Technology	4(c)	—	—	—	21,491	(17,659)	3,832	—	1,339
Inner Mongolia Equipment	(i)	211,014	205,660	5,354	20,120	(46,587)	(26,467)	1,766	(8,735)
Huaneng Mingyang	(ii)	20,013	13	20,000	—	—	—	7,400	—

		231,027	205,673	25,354	41,611	(64,246)	(22,635)	9,166	(7,396)

2013
Inner Mongolia Equipment	(i)	180,701	173,683	7,018	24,723	(23,059)	1,664	—	(1,766)
Huaneng Mingyang	(ii)	14,431	—	14,431	—	(5,569)	(5,569)	5,339	(2,061)
Guangdong Huadi	(iii)	59,018	189	58,829	1,920	(844)	1,076	15,269	269
Zhonghe Henan	(iv)	100,040	80,040	20,000	—	—	—	5,000	—

		354,190	253,912	100,278	26,643	(29,472)	(2,829)	25,608	(3,558)

13	Investments in associates (continued)

(i)	On July 28, 2010, Guangdong Mingyang entered into a shareholders’ agreement with a natural person with respect to the establishment of Inner Mongolia Equipment in Inner Mongolia. The registered capital of Inner Mongolia Equipment is RMB30,000,000, and has been made in full by both parties as of December 31, 2013. Pursuant to the Articles of Association of Inner Mongolia Equipment, Guangdong Mingyang and the natural person have 33% and 67% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively.

As of December 31, 2013, unrealized profit in respect of the sale of wind turbines from Inner Mongolia Equipment to Guangdong Mingyang amounted to RMB21,327,000. The proportional unrealized profit shared by the Group of RMB7,038,000 was not fully eliminated upon consolidation, but to the extent of the Group’s interest in the investee of RMB2,316,000. In this connection, the Group’s interest in Inner Mongolia Equipment as at December 31, 2013 was reduced to nil.

The Group’s trade receivables from Inner Mongolia Equipment in respect of the sale of raw materials are disclosed in Note 33(a).

(ii)	On August 31, 2012, Guangdong Mingyang entered into a shareholders’ agreement with Huaneng Renewables Corp. (“Huaneng Renewables”) with respect to the establishment of Huaneng Mingyang in Guangdong. The registered capital of Huaneng Mingyang is RMB100,000,000. According to the shareholders’ agreement, Guangdong Mingyang and Huaneng Renewables agreed to make cash injections of RMB37,000,000 and RMB63,000,000 to Huaneng Mingyang, representing 37% and 63% of the registered capital in Huaneng Mingyang, respectively. As of December 31, 2013, Guangdong Mingyang and Huaneng Renewables have made cash injections of RMB7,400,000 and RMB12,600,000, respectively. The outstanding cash injections of RMB29,600,000 (Note 32(b)) and RMB50,400,000 are expected to be made by Guangdong Mingyang and Huaneng Renewables, respectively, within two years from the date of incorporation. Pursuant to the Articles of Association of Huaneng Mingyang, Guangdong Mingyang and Huaneng Renewables have 37% and 63% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. As of December 31, 2012, Huaneng Mingyang had not commenced business operations. For the year ended December 31, 2013, Huaneng Mingyang did not generate any revenue and had loss of RMB5,569,000 as a result of pre-operating expenses for which the Group’s share of loss is RMB2,061,000.

(iii)	On May 29, 2013, Guangdong Mingyang acquired 25% equity shares of Guangdong Huadi from a third party for a cash consideration of RMB15,000,000. The registered capital of Guangdong Huadi is RMB60,000,000. According to the Articles of Association of Guangdong Huadi, Guangdong Mingyang and the other shareholders have 25% and 75% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively.

(iv)	On June 18, 2013, Guangdong Mingyang entered into a shareholders’ agreement with Zhonghe Huineng Co., Ltd. (“Zhonghe Huineng”) and Guodian Henan Zhongtou Yingke Renewable Energy Co., Ltd. (“Guodian Zhongtou”) with respect to the establishment of Zhonghe Henan in Henan. The registered capital of Zhonghe Henan is RMB20,000,000. As of December 31, 2013, Guangdong Mingyang, Zhonghe Huineng and Guodian Zhongtou has made cash injections of RMB5,000,000, RMB10,200,000 and RMB4,800,000 in full, respectively. Pursuant to the Articles of Association of Zhonghe Henan, Guangdong Mingyang, Zhonghe Huineng and Guodian Zhongtou have 25%, 51% and 24% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. As of December 31, 2013, Zhonghe Henan had not commenced business operations.

14	Investments in joint ventures

	December 31,
	2012	2013
	RMB’000	RMB’000

Share of paid-in capital	637,806	681,010
Income from investment in joint ventures	54,031	114,838

	691,837	795,848

Name of joint ventures	Form of business structure	Place of incorporation and operation	Paid-in capital as of December 31, 2013		Percentage of equity interests as of December 31,			Principal activities
			RMB’000		2011	2012	2013

Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd. (“Zhongdan Ruihao”)	Incorporated	Heilongjiang	RMB	158,000	88.89%	90.51%	90.51%	Development and operation of wind farms

Inner Mongolia Huitengxile Generator Co., Ltd. (“Huitengxile Generator”)	Incorporated	Inner Mongolia		N/A	58.33%	31.82%	—	Development and operation of wind farms

Inner Mongolia Huifeng New Energy Co., Ltd. (“Huifeng New Energy”)	Incorporated	Inner Mongolia		N/A	51.00%	51.00%	—	Development and operation of wind farms

Daqing Dumeng Hujitumo Wind Power Co., Ltd. (“Daqing Dumeng”)	Incorporated	Heilongjiang	RMB	135,000	—	88.89%	88.89%	Development and operation of wind farms

Xinjiang Wanbang Energy Development Co., Ltd. (“Xinjiang Wanbang”)	Incorporated	Xinjiang	RMB	120,000	—	80.00%	66.67%	Development and operation of wind farms

Daqing Dumeng Dairy Farm Wind Power Co., Ltd. (“Daqing Dairy Farm”)	Incorporated	Heilongjiang	RMB	135,000	—	88.89%	88.89%	Development and operation of wind farms

Inner Mongolia Mingyang Wind Power Co., Ltd. (“Inner Mongolia Wind Power”)	Incorporated	Inner Mongolia	RMB	83,000	—	96.40%	96.40%	Development and operation of wind farms

Daqing Dumeng Huzhen Dairy Farm Wind Power Co., Ltd. (“Huzhen Dairy Farm”)	Incorporated	Heilongjiang	RMB	135,000	—	—	88.89%	Development and operation of wind farms

Datang Gongcheng New Energy Co., Ltd. (“Datang Gongcheng”)	Incorporated	Guangxi	RMB	20,000	—	—	97.50%	Development and operation of wind farms

14	Investments in joint ventures (continued)

	Total assets	Total liabilities	Net assets	Income	Expenses	(Loss) / profit and total comprehensive (loss) / income	Group’s share of paid-in capital	Group’s share of profit / (loss)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000 RMB’000
2011
Zhongdan Ruihao	134,994	408	134,586	—	(381)	(381)	120,000	—
Huitengxile Generator	138,901	20,328	118,573	23	(1,301)	(1,278)	70,000	—
Huifeng New Energy	144,139	33,230	110,909	—	(85)	(85)	56,610	—

	418,034	53,966	364,068	23	(1,767)	(1,744)	246,610	—

2012
Zhongdan Ruihao	445,656	289,167	156,489	29	(1,126)	(1,097)	143,000	—
Huitengxile Generator	424,960	309,690	115,270	18,272	(21,575)	(3,303)	38,186	—
Huifeng New Energy	329,149	207,000	122,149	26,718	(15,478)	11,240	56,610	—
Daqing Dumeng	141,145	6,812	134,333	101	(660)	(559)	120,000	—
Xinjiang Wanbang	100,521	2,037	98,484	44	(1,182)	(1,138)	80,000	—
Daqing Dairy Farm	215,956	81,143	134,813	24	(137)	(113)	120,000	—
Inner Mongolia Wind Power	142,752	62,027	80,725	14	(1,703)	(1,689)	80,010	—

	1,800,139	957,876	842,263	45,202	(41,861)	3,341	637,806	—

14	Investments in joint ventures (continued)

	Total assets	Total liabilities	Net assets	Income	Expenses	(Loss) / profit and total comprehensive (loss) / income	Group’s share of paid-in capital	Group’s share of profit / (loss)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2013
Zhongdan Ruihao	467,389	312,587	154,802	21	(1,700)	(1,679)	143,000	—
Daqing Dumeng	356,180	225,026	131,154	—	(3,186)	(3,186)	120,000	—
Xinjiang Wanbang	332,477	216,978	115,499	27	(2,910)	(2,883)	80,000	—
Daqing Dairy Farm	209,840	77,564	132,276	6	(2,544)	(2,538)	120,000	—
Inner Mongolia Wind Power	589,472	518,310	71,162	—	(9,564)	(9,564)	80,010	—
Huzhen Dairy Farm	141,087	9,278	131,809	42	(3,046)	(3,004)	120,000	—
Datang Gongcheng	20,139	139	20,000	—	—	—	18,000	—

	2,116,584	1,359,882	756,702	96	(22,950)	(22,854)	681,010	—

14	Investments in joint ventures (continued)

Guangdong Mingyang entered into several shareholders’ agreements pursuant to which it would contribute cash injection into the registered capital of joint ventures. In accordance with the shareholders’ agreement, except for Datang Gongcheng, the other shareholders of the joint ventures (“the Other Shareholders”) are obligated to repurchase the equity interests in the joint ventures held by Guangdong Mingyang within two to five years after completion of certain mile-stone events. Guangdong Mingyang is entitled to a fixed-rate annual return of 15% to 16% of the amount or part of the amount it contributed to the registered capital of the joint ventures. The amount of the fixed-rate annual return will be settled by the Other Shareholders when the Other Shareholders repurchase the equity interests in the joint ventures held by Guangdong Mingyang. According to the shareholders’ agreements, unanimous consent between Guangdong Mingyang and the Other Shareholders is required for all strategic financial and operating decisions of the joint ventures. Guangdong Mingyang is not entitled to any dividend or residual interest of the joint ventures except for the fixed-rate annual return mentioned above.

The investments in these entities are accounted for as investments in joint ventures. The Group recognized income from investments in joint ventures of RMB9,260,000, RMB52,957,000 and RMB73,570,000 for the years ended December 31, 2011, 2012 and 2013, respectively (Note 8(a)), representing the fixed-rate return of the amount or part of the amount it contributed to the joint ventures. Under the terms of each of the shareholders’ agreements, Guangdong Mingyang is not entitled to share the entities’ operating results. Therefore, the Group’s share of these entities’ net assets are limited to the Group’s respective shares of these entities’ registered capital and the amount of the fixed-rate return.

Guangdong Mingyang also entered into agreements with the joint ventures to sell certain wind turbines and provide relevant maintenance service to the joint ventures. Since the Group in substance provides interest bearing advances to other shareholders of the joint ventures, it retains a significant risk of ownership when receipt of revenue from the sale of wind turbines to the joint ventures is contingent upon the derivation of revenue by the buyer from the operation of wind turbines. Therefore, in addition to meeting all the criteria for revenue recognition, the Group does not recognize revenue from the sale of wind turbines to the joint ventures until the joint ventures have demonstrated their current ability to settle the sales amount of the wind turbines, other than solely from the future generation of cash flows from the wind farm operations. Such ability is usually evidenced by the joint ventures obtaining financing (independent from the Group) to settle the sales amount of wind turbines, such as obtaining bank loans that are not guaranteed by the Group, its subsidiaries or related parties.

The Group recognized revenue of RMB159,399,000 from sale of wind turbines to its joint ventures during the year ended December 31, 2013. As of December 31, 2013, wind turbines of RMB293,446,000 were delivered to and accepted by joint ventures. Such joint ventures have not obtained financing (independent from the Group) to settle the sales amount of wind turbines. Accordingly, no revenue were recognized on the delivery of these wind turbines. The Group’s trade receivables from the joint ventures in respect of the sale of wind turbines are disclosed in Note 33(a).

14	Investments in joint ventures (continued)

During the years ended December 31, 2012 and 2013, the Other Shareholders of Huitengxile Generator repurchased 26.51% and 31.82% equity interests of RMB31,814,000 and RMB38,186,000, respectively, in Huitengxile Generator held by Guangdong Mingyang, and settled the fixed return of RMB8,186,000 and RMB2,663,000, respectively. As of December 31, 2013, the Group’s investment in Huitengxile Generator is nil.

During the year ended December 31, 2013, the Other Shareholders of Huifeng New Energy repurchased all the 51% equity interests of RMB56,610,000 in Huifeng New Energy held by Guangdong Mingyang and settled the fixed return of RMB10,100,000. As of December 31, 2013, the Group’s investment in Huifeng New Energy is nil.

On November 15, 2012, Guangdong Mingyang entered into an agreement with Daqing Longjiang Wind Power Generating Co., Ltd. (“Daqing Longjiang”) pursuant to which it would contribute cash of RMB120,000,000 into the registered capital of Huzhen Dairy Farm. Upon the capital contribution made on January 7, 2013, Guangdong Mingyang and Daqing Longjiang each holds 88.89% and 11.11% registered capital interest of Huzhen Dairy Farm, respectively. Key terms of the agreement resemble that of the Group’s other joint venture arrangements (except for Datang Gongcheng). Guangdong Mingyang is entitled to a fixed-rate annual return of 15% of the amount it contributed to the registered capital of Huzhen Dairy Farm.

On May 31, 2013, Guangdong Mingyang entered into an agreement with Datang Guilin New Energy Co., Ltd. (“Datang Guilin”) pursuant to which it would contribute cash of RMB78,000,000 into the registered capital of Datang Gongcheng. Up to December 31, 2013, Guangdong Mingyang has contributed cash of RMB18,000,000. The remaining RMB60,000,000 would be contributed in 2014 (Note 32(b)). Upon the capital contribution, Guangdong Mingyang and Datang Guilin each holds 97.50% and 2.50% registered capital interest of Datang Gongcheng, respectively. According to the Articles of Association of Datang Gongcheng, unanimous consent is required for all significant decisions of Datang Gongcheng, therefore, it is recognized as a joint venture of Guangdong Mingyang. However, Guangdong Mingyang is not entitled to any fixed-rate annual return from its capital injections, but is entitled to share Datang Gongcheng’s operating results, which is determined based on the percentage of equity interests held by Guangdong Mingyang. As of December 31, 2013, Datang Gongcheng has not commenced operations.

15	Financial assets at fair value through profit or loss

	December 31,
	2012	2013
	RMB’000	RMB’000

Equity securities	168,139	—

The equity securities represented the shares of a publicly traded company in Hong Kong held by the Group. The Group recognized loss of RMB20,671,000 and gain of RMB55,061,000 on the fair value change during the years ended December 31, 2012 and 2013, respectively (Note 8(a)). The Group fully disposed the equity securities in 2013.

16	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	December 31,
	2012	2013
	RMB’000	RMB’000
Raw materials	788,033	608,120
Work in progress	140,179	192,042
Finished goods	1,100,223	1,435,297

	2,028,435	2,235,459

(b)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Carrying amount of inventories sold	4,322,456	2,386,826	2,477,054
Write down of inventories	3,493	35,819	22,936
Reversal of write-down of inventories	(5,491)	(2,052)	(5,411)

Inventories recognized as an expense (Note 8(b))	4,320,458	2,420,593	2,494,579

The carrying amount of inventories is stated at lower of cost or net realizable value. The reversal of write-down of inventories made in prior years relates to inventories that were sold in 2013.

The Group’s finished goods include wind turbines of RMB571,750,000 and RMB867,238,000 as of December 31, 2012 and 2013, respectively, that were delivered to and accepted by the customers but installation and functionality test were not completed.

The Group’s finished goods also include wind turbines of RMB149,062,000 and RMB157,105,000 as of December 31, 2012 and 2013, respectively, that were delivered to the customers’ locations but not yet accepted by the customers.

16	Inventories (continued)

(c)	Pledge of inventories

Inventories amounted to RMB157,687,000 and RMB84,904,000 were pledged as security for short-term bank loans of RMB206,178,000 and RMB157,062,000 as of December 31, 2012 and 2013, respectively (Note 23).

17	Trade and other receivables

		December 31,
	Note	2012	2013
		RMB’000	RMB’000
Current
Trade receivables
- Third parties		3,628,236	3,713,666
- Related parties (Note 33(a))		255,577	131,399

		3,883,813	3,845,065

Allowance for doubtful debts	(b)	(212,331)	(377,820)

		3,671,482	3,467,245

Bills receivable
- Third parties		136,055	212,311

Other receivables
- Third parties		247,720	216,634
- Related parties		90,348	293,061

		338,068	509,695

Allowance for doubtful debts	(f)	(22,801)	(25,412)

		315,267	484,283

Loans and receivables		4,122,804	4,163,839

Construction contracts	(g)	73,818	—

Deposits
- Third parties		27,753	47,116

		4,224,375	4,210,955

17	Trade and other receivables (continued)

		December 31,
	Note	2012	2013
		RMB’000	RMB’000
Non-current
Trade receivables (retention receivables)
- Third parties		826,545	782,621

Other receivables
- Third parties		103,879	151,743

		930,424	934,364

According to the wind turbine sale agreements, the customers are required to make payments in installments, which generally include an upfront payment of approximately 10% of the sale price of the wind turbines within one month of the signing of the sale agreements; a second payment of approximately 10% to 20% of the sale price of the wind turbines within three months of the signing of the sale agreements and upon receipt by the customers of evidence of supply contracts the Group has entered into to fulfill the wind turbine sale agreements; payments of approximately 30% to 60% of the sale price of the wind turbines within one month after each scheduled delivery; and a payment of approximately 5% to 30% of the sale price of the wind turbines within up to one month after the wind turbines are installed and have passed the durability test. The final 5% to 10%, if any, of the sale price of the wind turbines is retained by the Group’s customers and payable within up to one month after the end of the warranty period, which normally lasts for two to six years after the wind turbines pass the durability test.

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

Trade receivables include retention receivables of RMB925,974,000 and RMB1,064,424,000, relating to sale of wind turbines as of December 31, 2012 and 2013, respectively. The current portion of retention receivables amounted to RMB99,429,000 and RMB281,803,000, as of December 31, 2012 and 2013, respectively. The non-current portion of retention receivables have been discounted with the difference between the contractual amount and the present value of the estimated future cash flows recorded in deferred income, which amounted to RMB102,939,000 and RMB105,176,000, as of December 31, 2012 and 2013, respectively (Note 27). RMB4,291,000, RMB8,934,000 and RMB28,275,000, were amortized into interest income during the years ended December 31, 2011, 2012 and 2013, respectively. The discount rate applied to the estimated future cash flows was based on the market bank borrowing rate with similar maturity.

17	Trade and other receivables (continued)

To reduce the Group’s credit risk, management requires certain customers to pay for the Group’s products and services by bills receivable. Bills receivable represents short-term notes receivable issued by financial institutions that entitles the Group to receive the full face amount from the financial institutions upon maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable. As disclosed in Note 32(d), the Group retains limited recourse exposure on bills receivable that it has sold prior to their maturity.

Trade and other receivables from related parties are set out in Note 33.

(a)	Ageing analysis

The ageing analysis of current portion of trade receivables (net of allowance for doubtful debts) as of the end of the reporting period is as follows:

	December 31,
	2012	2013
	RMB’000	RMB’000

Not past due	2,373,847	2,015,963

Less than 1 month past due	140,897	67,493
1 to 3 months past due	478,183	315,131
More than 3 months but less than 12 months past due	334,848	767,591
Amount past due over 12 months	343,707	301,067

Amount past due	1,297,635	1,451,282

	3,671,482	3,467,245

Trade receivables are generally due within 30 days from the date of billing.

The past-due amounts of trade receivables as of December 31, 2012 and 2013 are mainly attributable to the following factors:

(i)	A major part of the Group’s customers are state-owned enterprises in the PRC and payments made by these enterprises are subject to complex internal application and approval procedures, which normally take several months from the time when payment applications are initiated until the payments are finally approved and processed.

(ii)	The Group’s customers usually finance wind farm projects through loans or other sources, which may not be obtained or drawn down as originally planned. If the financing is postponed, agreed payment schedules in the relevant wind turbine sale agreements are affected.

The Group’s exposure to credit risk is disclosed in Note 31(a).

17	Trade and other receivables (continued)

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group determines that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts for trade receivables during the years are as follows:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

At January 1	—	61,827	212,331
Provisions for allowance for doubtful debts	131,399	191,708	170,873
Utilization	(69,572)	(41,204)	(5,384)

At December 31	61,827	212,331	377,820

(c)	Trade receivables that are not impaired

The trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	December 31,
	2012	2013
	RMB’000	RMB’000

Neither past due nor impaired	2,373,847	2,015,963

(d)	Deferred revenue

The Group defers revenue attributable to the delivery of the wind turbines until the installation supervision services have been provided by the Group, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, and functionality test of the wind turbine has been completed and accepted by the customer. The amounts that have been billed by the Group for wind turbines that have been delivered to the customers’ location but the related installation and functionality test have not been completed are recorded in “deferred revenue” in the consolidated statements of financial position. Deferred revenue amounted to RMB581,182,000 and RMB817,596,000 as of December 31, 2012 and 2013, respectively.

17	Trade and other receivables (continued)

(e)	Pledge of trade and other receivables

As of December 31, 2012 and 2013, trade and other receivables amounted to RMB352,734,000 and RMB420,455,000 were pledged as security for short-term bank loans of RMB466,858,000 and RMB307,062,000, respectively (Note 23).

(f)	Impairment of other receivables

Impairment loss in respect of other receivables is recorded using an allowance account unless the Group determines that recovery of the amount is remote, in which case the impairment loss is written off against other receivables directly.

The movements in the allowance for doubtful debts for other receivables during the years are as follows:

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

At January 1	—	—	22,801
Provisions for allowance for doubtful debts	—	22,801	2,611

At December 31	—	22,801	25,412

As of December 31, 2012 and 2013, certain debtors were in financial difficulties. Management assessed that a portion of the receivables from these debtors are not expected to be recovered. Consequently, allowances for doubtful debts of nil, RMB22,801,000 and RMB2,611,000 were recognized during the years ended December 31, 2011, 2012 and 2013.

(g)	Construction contracts

As of December 31, 2012 and 2013, the aggregate amount of costs incurred for construction contracts plus recognized profits less recognized losses is RMB73,818,000 and nil, respectively.

18	Prepayments

	December 31,
	2012	2013
	RMB’000	RMB’000

Current
Prepayments to suppliers	177,915	106,119
Other prepayments	22,055	9,198

	199,970	115,317

Non-current
Prepayment in relation to acquisition of intangible assets	57,239	107,546
Prepayment in relation to acquisition of property, plant and equipment	7,259	5,239
Other prepayments	1,526	7,491

	66,024	120,276

In order to secure a stable supply of raw materials, the Group makes prepayments to certain suppliers. As of December 31, 2012 and 2013, prepayments to suppliers of RMB177,915,000 and RMB106,119,000, respectively, represented the amount of raw materials that the Group expects to take delivery within twelve months from the reporting date.

Prepayment in relation to acquisition of intangible assets mainly represents down payment for acquisition of SCD6.0MW unpatented technology. As of December 31, 2013, the Group’s purchase commitment in relation to the SCD6.0 MW unpatented technology was EUR2,900,000 (RMB24,415,000). The Group has obtained the first batch of documents for this design in 2012. The Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 6MW using SCD technology in 2014 (Note 32(c)).

19	Other current assets

Other current assets as of December 31, 2012 and 2013 represented value-added tax recoverable of RMB7,511,000 and RMB35,301,000, respectively, which is expected to be utilized within one year.

20	Pledged bank deposits

Pledged bank deposits represent cash pledged to banks as security for the following:

	December 31,
	2012	2013
	RMB’000	RMB’000

Letter of credit	14,669	1,629
Letter of guarantee	128,328	99,000
Bank acceptance	109,654	101,419
Long-term bank loans	24,000	44,560

	276,651	246,608

As of December 31, 2012, pledged bank deposits of RMB24,000,000 (Note 33(a)(vi)) are secured for certain bank loan borrowed by Zhongdan Ruihao in the amount of RMB300,000,000.

As of December 31, 2013, pledged bank deposits of RMB24,000,000 and RMB20,560,000 (Note 33(a)(vi)/(vii)) are secured for certain bank loan borrowed by Zhongdan Ruihao and Daqing Dumeng in the amount of RMB300,000,000 and RMB257,000,000, respectively.

21	Cash and cash equivalents

Included in cash and cash equivalents are RMB90,324,000 and RMB166,035,000 equivalent amounts that are denominated in currencies other than the functional currencies of the Group entities as of December 31, 2012 and 2013, respectively.

Certain of the cash and cash equivalents denominated in RMB are deposited with several state-controlled banks in the PRC in the ordinary course of business. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

22	Trade and other payables

	December 31,
	2012	2013
	RMB’000	RMB’000
Current
Trade payables	1,292,856	1,772,426
Bills payable	1,371,843	1,124,771
Receipt in advance	491,745	481,459

	3,156,444	3,378,656

Accrued expense and other payables	405,793	420,424
Amounts due to related parties (Note 33(a))	249,105	431,657

	3,811,342	4,230,737

Non-current
Trade payables	59,553	65,255
Amounts due to related parties (Note 33(a))	24,000	67,134

	83,553	132,389

Certain suppliers requested the Group to pay by means of bills payable so as to ensure they can receive payments on time. Bills payable represent short-term notes payable issued by financial institutions to the Group’s suppliers. Upon maturity of the bills, the suppliers receive the face amount of the bills from the financial institutions and the Group pays the same amount plus a bank charge of approximately 0.05% to 0.45% of the face amount to the financial institutions. As of December 31, 2012 and 2013, all bills payable mature within twelve months from the reporting date.

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

As of December 31, 2012 and 2013, trade and other payables that were contractually due after more than one year amounted to RMB83,553,000 and RMB132,389,000, respectively.

All the current portion of trade and other payables (excluding receipt in advance) are contractually payable within one year or are repayable on demand.

23	Bank and other borrowings

	December 31,
	2012	2013
	RMB’000	RMB’000
Short-term bank and other loans
- secured	466,858	307,062
- unsecured	1,216,827	791,906
Current portion of long-term bank loans
- secured	—	71,446
- unsecured	2,000	112,641

	1,685,685	1,283,055

Long-term bank loans
- secured	241,797	104,015
- unsecured	112,640	—

	354,437	104,015

Short-term bank and other loans outstanding as of December 31, 2012 and 2013 bear a weighted average interest rate of 6.50% and 7.56% per annum, respectively. The short-term loans are primarily obtained for general working capital, and have maturity terms ranging from six to twelve months.

Short-term bank and other loans balances also included short-term loans due to related parties. Details of short-term loans due to related parties are set out in Note 33(a).

Unsecured current portion of long-term bank loans outstanding as of December 31, 2012 and 2013 bears an interest rate of 5.76% per annum. Current portion of secured long-term bank loans outstanding as of December 31, 2013 bears floating interest rates of 5.40% to 14.50% per annum. Current portion of long-term bank loans are primarily obtained for general working capital, and mature within one year.

Long-term bank loans outstanding as of December 31, 2012 bear floating interest rates of 5.76% to 14.50%. Long-term bank loans are primarily obtained for general working capital, and mature from November 19, 2014 to January 24, 2017.

Long-term bank loans outstanding as of December 31, 2013 bear floating interest rates of 5.40% to 14.50%. Long-term bank loans are primarily obtained for general working capital, and mature from August 6, 2016 to December 7, 2017.

As of December 31, 2012, bank loans of RMB708,655,000 are secured by certain property, plant and equipment with carrying amount of RMB237,101,000 (Note 10), certain intangible assets with carrying amount of RMB71,648,000 (Note 11), pledged trade receivables of RMB352,734,000 (Note 17(e)) and inventories of RMB157,687,000 (Note 16(c)).

23	Bank and other borrowings (continued)

As of December 31, 2013, bank loans of RMB482,523,000 are secured by certain property, plant and equipments with carrying amount of RMB196,872,000 (Note 10), certain intangible assets with carrying amount of RMB11,028,000 (Note 11), pledged trade and other receivables of RMB420,455,000 (Note 17(e)) and inventories of RMB84,904,000 (Note 16(c)).

As of December 31, 2012 and 2013, none of the Group’s bank borrowings are guaranteed by related parties or third parties.

24	Bond payable

	December 31,
	2012	2013
	RMB’000	RMB’000

Proceeds from issue of medium-term notes	1,000,000	1,000,000
Transaction costs	(19,500)	(19,500)

Net proceeds	980,500	980,500

Accreted interests	5,706	12,164

	986,206	992,664

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

25	Income tax in the consolidated statements of financial position

(a)	Income tax payable in the consolidated statements of financial position represent:

	December 31,
	2012	2013
	RMB’000	RMB’000

PRC income tax - balance of provision for the year	9,789	9,155

25	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized:

The components of deferred tax assets / (liabilities) recognized in the consolidated statements of financial position and the movements during the years are as follows:

	Deferred revenue	Deferred income	Accrual on warranty liabilities	Intangible assets	Property, plant and equipment	Lease prepayment	Unrealized profit of inventories	Trade and other receivable provision	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As of January 1, 2011	39,691	7,332	42,940	(23,092)	(3,385)	—	13,797	—	83	77,366
Credited / (charged) to profit or loss (Note 9(a))	1,100	23,231	10,714	23,092	(595)	—	(8,611)	9,274	(3,394)	54,811

As of December 31, 2011	40,791	30,563	53,654	—	(3,980)	—	5,186	9,274	(3,311)	132,177

As of January 1, 2012	40,791	30,563	53,654	—	(3,980)	—	5,186	9,274	(3,311)	132,177
Acquisition through business combinations (Note 4(b)/(c)/(d))	—	—	—	(52,620)	(24,197)	(10,548)	—	—	—	(87,365)
(Charged) / credited to profit or loss (Note 9(a))	(4,025)	10,520	2,284	6,267	(2,071)	37	(48)	24,072	4,442	41,478
Effect of movement in exchange rates	—	—	—	495	270	—	—	—	—	765

As of December 31, 2012	36,766	41,083	55,938	(45,858)	(29,978)	(10,511)	5,138	33,346	1,131	87,055

As of January 1, 2013	36,766	41,083	55,938	(45,858)	(29,978)	(10,511)	5,138	33,346	1,131	87,055
Acquisition through business combination (Note 4(e))	—	—	—	(2,933)	(44)	—	—	—	—	(2,977)
Credited / (charged) to profit or loss (Note 9(a))	22,991	(2,965)	2,333	23,761	2,575	225	5,752	23,645	1,025	79,342
Effect of movement in exchange rates	—	—	—	5,436	3,885	—	—	—	—	9,321

As of December 31, 2013	59,757	38,118	58,271	(19,594)	(23,562)	(10,286)	10,890	56,991	2,156	172,741

25	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized (continued):

	December 31,
	2012	2013
	RMB’000	RMB’000
Deferred tax assets recognized in the consolidated statements of financial position	174,024	224,843

Deferred tax liabilities recognized in the consolidated statements of financial position	(86,969)	(52,102)

	87,055	172,741

(c)	Deferred tax assets not recognized:

In accordance with the accounting policy set out in Note 3(q), as of December 31, 2012 and 2013, the Group has not recognized deferred tax assets in respect of unused tax losses of RMB104,380,000 and RMB285,814,000 and other temporary differences of RMB151,039,000 and RMB137,839,000, respectively. The Group determined that it was not probable that these tax losses and other temporary differences can be utilized in the foreseeable future. As of December 31, 2013, unused tax losses of RMB28,000, RMB1,383,000, RMB1,552,000, RMB52,615,000 and RMB230,236,000 will expire in 2014, 2015, 2016, 2017 and in the years of 2018 and onwards, respectively, if unused.

(d)	Deferred tax liabilities not recognized:

As of December 31, 2013, taxable temporary differences relating to the undistributed profits of the Group’s PRC subsidiaries amounted to RMB256,559,000. No deferred tax liabilities was recognized in respect of the 10% or 5% PRC dividend withholding tax that would be payable on the distribution of the undistributed profits since the Company controls the dividend policy of these subsidiaries and it is probable that these profits will not be distributed in the foreseeable future.

26	Provisions

Provisions represent wind turbine warranty.

	2011	2012	2013
	RMB’000	RMB’000	RMB’000

As of January 1	211,117	353,067	390,489
Additions	180,139	87,708	87,972
Provisions utilized	(38,189)	(50,286)	(74,411)

As of December 31	353,067	390,489	404,050

Current portion	146,774	178,425	249,559
Non-current portion	206,293	212,064	154,491

As of December 31	353,067	390,489	404,050

The Group’s wind turbines are sold with a two-to-six year warranty for defects in materials and workmanship. The warranty period formally starts after the wind turbines have passed the durability test. Other than the warranty period stated in the contracts, the Group also has the obligations for defects in materials and workmanship during the period from the time when the wind turbines are accepted by customers until the completion of the durability test. Based on historical experience, this additional warranty period did not cause the Group to incur significant costs. During the warranty period, if the annual utilization rate of a wind turbine falls below 95%, or if the actual annual output of the wind turbines falls below 95% of its designed output, the Group is subject to a penalty of up to 15% of the contract amount relating to sale of the wind turbines. Further, if the annual utilization rate of a wind turbine falls below 75%, or if the actual annual output falls below 75% of its designed output, the customer has a right to have the Group replace or fix the defective components. These obligations are treated and considered as part of the overall warranty obligations. Management estimated the amount of potential future claims during the warranty periods based on the Group’s past warranty history and with reference to the warranty experience of other companies in the same business. Management has compared the terms of its warranty, the design and technology of its wind turbines with those of other companies in the same business, and believes the Group’s wind turbines are within industry norms and comparable to these companies in terms of technology and durability. Management also considers the warranty provided by the Group’s component suppliers, which typically provide warranties for a period ranging from 18 months up to 66 months after the components are delivered and accepted by the Group, in estimating the cost of the warranty obligation.

Actual warranty costs incurred or claimed are charged against the accrued warranty liabilities. To the extent that actual warranty costs differ significantly from estimates, the Group will revise its warranty provisions accordingly.

27	Deferred income

		December 31,
	Note	2012	2013
		RMB’000	RMB’000
Current
Discount effect of retention receivables	17	34,088	41,328

Non-current
Discount effect of retention receivables	17	68,851	63,848
Government grants	6	205,207	184,215
Others		5,966	5,786

		280,024	253,849

28	Share capital and reserves

(a)	Share capital and capital reserves

As described in Note 2(b), the Company was incorporated in the Cayman Islands on February 26, 2009. Upon incorporation, the Company’s authorized share capital was 50,000 ordinary shares with a par value of US$1 per share. The Company had 1,000 ordinary shares issued and fully paid upon incorporation. In February 2010, the Company approved a 1,000-for-1 share split and the increase in the number of authorized ordinary shares from 50,000,000 ordinary shares (post split) to 1,000,000,000 with a par value of US$0.001 per share. Upon the completion of the Share Exchange in May 2010, the Company had 100,000,000 issued and fully-paid ordinary shares. All shares and per share amounts for all periods presented have been adjusted to reflect the share split.

28	Share capital and reserves (continued)

(a)	Share capital and capital reserves (continued)

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

In December 2013, 74,100 ordinary share were issued as a result of the exercise of vested options arising from the 2010 share option program granted to certain directors, officers and other employees (2012: nil) (Note 28(d)). Options were exercised at a price of US$1.29 per option.

(b)	Translation reserves

The translation reserves comprise all foreign currency differences arising from the translation of the financial statements of foreign operations.

(c)	Reserves for own shares

When the Company repurchases its own ordinary shares, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserves for own shares.

The reserves for the Company’s own shares comprises the cost of the Company’s shares held by the Group. As of December 31, 2012, the Group held 3,153,897 ordinary shares equivalent to 3,153,897 American Depository Shares (“ADSs”), with an average cost of repurchase per share of US$2.76. In January 2013, the Group issued 600,000 own shares, equivalent to 600,000 ADSs to a then senior management staff as an award for his past services to the Group. The reserves for own shares was reduced by RMB10,485,000, as a result of issuance of the 600,000 shares. The amount was determined based on the average cost of repurchase per share of the treasury shares. As of December 31, 2013, the Group held 2,553,897 ordinary shares equivalent to 2,553,897 ADSs.

28	Share capital and reserves (continued)

(d)	Share-based payment arrangements

(i)	Share options program

Equity-settled share options program in 2010

On August 31, 2010, the 2010 equity incentive plan (“the 2010 plan”) was approved by the shareholders of the Company. On September 30, 2010, the Company granted a total of 4,600,000 share options to certain directors, officers and other employees. The share options have a contractual term of five years. The exercise price of these share options is US$8.40 per share and the grant date fair value of these share options amounted to US$40,949,000 (RMB274,403,000). The fair value was based on a valuation conducted by an independent valuation firm.

On August 27, 2013, the Group’s Compensation Committee approved an amendment to the 2010 plan. Under the amendment, the Company reduced the exercise price from US$8.40 per share to US$1.29 per share, while all other terms of the 2010 plan remain in full force and effect. In addition, the Company further granted 1,840,000 share options to certain directors, officers and other employees. The share options have a contractual term of two years.

The above amendments were effective from September 1, 2013. As at September 1, 2013, the incremental compensation cost by comparing the fair value of the modified award to the fair value of the original award immediately before the exercise price was modified amounted to US$1,825,000 (RMB11,219,000). The grant date fair value of the 1,840,000 share options amounted to US$1,301,000 (RMB7,998,000). The fair value was based on a valuation conducted by an independent valuation firm.

RMB112,509,000, RMB42,939,000 and RMB27,781,000 were recognized as staff costs in respect of the share options (Note 7) with a corresponding credit to capital reserves during the years ended December 31, 2011, 2012 and 2013, respectively.

28	Share capital and reserves (continued)

(d)	Share-based payment arrangements (continued)

(i)	Share options program (continued)

The grant-date fair value of these share options is estimated by using a binomial option valuation model. The inputs used in the measurement of the fair values at grant date of the share options were as follows:

	Share options granted on September 30,		Share options modified on September 1,		Share options granted on September 1,
	2010		2013		2013

Fair value of share options and assumptions
Weighted average options fair value at grant date	US$	8.90		N/A	US$	0.71
Share price at grant / modification date	US$	14.00	US$	1.62	US$	1.62
Exercise price	US$	8.40	US$	1.29	US$	1.29
Expected volatility (average historical volatility of the comparable companies)		69.83%		76.32%		76.32%
Expected dividend yield		0.00%		0.00%		0.00%
Risk-free interest rate		1.26%		0.42%		0.42%
Estimated forfeiture rate		0.00%		0.00%		0.00%
Sub-optimal exercise factor		2		2		2

The share options granted in 2010 by the Company have a vesting term of four years, that is 25% of the share options granted shall vest and become exercisable on each of the first, second, third and fourth anniversaries of the grant date.

The share options granted in 2013 by the Company have the following vesting term: 75% of the share options granted vest and become exercisable on September 30, 2013 with the remaining 25% vesting on September 30, 2014.

The number of share options under the share options program is as follows:

	2011	2012	2013
	in thousands	in thousands	in thousands

Outstanding at January 1	4,600	4,430	4,050
Forfeited during the year	(170)	(380)	(1,010)
Exercised during the year	—	—	(74)
Granted during the year	—	—	1,840

Outstanding at December 31	4,430	4,050	4,806

Exercisable at December 31	1,108	2,025	3,586

28	Share capital and reserves (continued)

(d)	Share-based payment arrangements (continued)

(ii)	Issuance of own shares as compensation to senior management

In January 2013, the Group issued 600,000 own shares, equivalent to 600,000 ADSs, to a then senior management staff as an award for his past service to the Group (Note 28(c)). The Group recognized share-based compensation expenses of RMB5,464,000 (Note 7) based on the market price of ordinary shares on the date of award of US$1.45 per share multiplied by the number of own shares issued. The difference of RMB5,021,000 between the reduction in reserve for own shares of RMB10,485,000 (Note 28(c)) and the share-based compensation expenses recognized are accounted for as an adjustment to capital reserves in the absence of the Group’s retained profits.

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

The debt-to-equity ratio as of December 31, 2012 and 2013 are as follows:

	Note	2012	2013
		RMB’000	RMB’000

Bills payable	22	1,371,843	1,124,771
Short-term bank and other loans	23	1,685,685	1,283,055
Long-term bank loans	23	354,437	104,015
Bond payable	24	986,206	992,664

Debts		4,398,171	3,504,505

Total equity		3,637,550	3,015,320

Debt-to-equity ratio		120.9%	116.2%

28	Share capital and reserves (continued)

(e)	Capital management (continued)

Neither the Group nor any of its subsidiaries are subject to externally imposed capital requirements. There were no changes in the Group’s approach to capital management during the years ended December 31, 2012 and 2013.

29	Non-controlling interests

The following table summarizes the information relating to the Group’s significant subsidiary, GWPL, for which there is a significant non-controlling interests (“NCI”), before any intra-group eliminations:

December 31, 2013
	GWPL	Other individually immaterial subsidiaries	Intra-group eliminations	Total
	RMB’000	RMB’000	RMB’000	RMB’000

NCI percentage	50%

Non-current assets	277,463
Current assets	250,907
Non-current liabilities	(140,041)
Current liabilities	(644,835)

Net liabilities	(256,506)

Carrying amount of NCI	(128,253)	102,219	(2,029)	(28,063)

Revenue	68,879

Loss for the year	(266,967)
Other comprehensive income	8,822

Total comprehensive loss	(258,145)

Loss allocated to NCI	(133,484)	(9,830)	60	(143,254)
Other comprehensive income allocated to NCI	4,411	(7)	—	4,404

	(129,073)	(9,837)	60	(138,850)

Cash flows from operating activities	28,353
Cash flows from investment activities	11,590
Cash flows from financing activities (dividends to NCI: nil)	(73,420)

Net decrease in cash and cash equivalents	(33,477)

29	Non-controlling interests (continued)

December 31, 2012
	GWPL	Other individually immaterial subsidiaries	Intra-group eliminations	Total
	RMB’000	RMB’000	RMB’000	RMB’000

NCI percentage	50%

Non-current assets	476,501
Current assets	415,664
Non-current liabilities	(313,789)
Current liabilities	(576,738)

Net assets	1,638

Carrying amount of NCI	819	110,784	(816)	110,787

Revenue	13,405

Loss for the year	(23,564)
Other comprehensive loss	(264)

Total comprehensive loss	(23,828)

Loss allocated to NCI	(11,782)	(7,230)	46	(18,966)
Other comprehensive loss allocated to NCI	(132)	—	—	(132)

	(11,914)	(7,230)	46	(19,098)

Cash flows from operating activities	15,491
Cash flows from investment activities	(1,695)
Cash flows from financing activities (dividends to NCI: nil)	(16,152)

Net decrease in cash and cash equivalents	(2,356)

30	Earnings / (loss) per share

(a)	Basic and diluted earnings / (loss) per share

	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Profit / (loss) attributable to shareholders of the Company	292,993	(281,874)	(504,179)

Weighted average number of ordinary shares	124,450,310	121,869,607	122,408,098

Basic earnings / (loss) per share (RMB per share)	2.35	(2.31)	(4.12)

The amounts of diluted earnings / (loss) per share are the same as basic earnings / (loss) per share as there were no potential dilutive ordinary shares for both the current and prior years. In the calculation of diluted earnings / (loss) per share, the Group excluded 4,430,000, 4,050,000 and 4,086,000 potential ordinary shares issuable upon exercise of employee share options for the years ended December 31, 2011, 2012 and 2013, respectively, as their effect would be anti-dilutive.

(b)	Weighted average number of ordinary shares

	2011	2012	2013

Issued ordinary shares as of January 1	125,000,000	125,000,000	125,000,000
Effect of share options exercised	—	—	3,090
Effect of own shares held	(549,690)	(3,130,393)	(2,594,992)

Weighted average number of ordinary shares as of December 31	124,450,310	121,869,607	122,408,098

31	Financial risk management and fair values

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

As of December 31, 2012, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB951,281,000 were deposited in the bank accounts of China Construction Bank, and Industrial and Commercial Bank of China.

As of December 31, 2013, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB664,500,000 were deposited in the bank accounts of China Construction Bank, Industrial and Commercial Bank of China, and Agricultural Bank of China.

31	Financial risk management and fair values (continued)

(a)	Credit risk (continued)

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group’s exposure to credit risk of trade receivables is influenced mainly by the individual characteristics of each customer and therefore credit risk primarily arises when the Group has significant exposure to individual customers. The Group’s exposure to credit risk is mainly concentrated in a number of state-owned enterprise customers which operate in the wind power generating industry in the PRC. As of December 31, 2012, 21.56% and 71.13% of the total trade receivables were due from the Group’s largest and the five largest customers, respectively. As of December 31, 2013, 24.31% and 47.03% of the total trade receivables were due from the Group’s largest and the five largest customers, respectively.

Trade receivables are due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

As of December 31, 2012 and 2013, other than the guarantee deposits made to joint ventures as detailed in Note 33(a), the Group did not provide any guarantees to entities outside the Group which would expose the Group to credit risk. To mitigate the Group’s risk exposure, the Group received the same amounts from the related joint ventures.

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

31	Financial risk management and fair values (continued)

(b)	Liquidity risk (continued)

The following tables show the remaining contractual maturities at the reporting date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates) and the earliest date the Group required to pay:

	As of December 31, 2012
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivative financial liabilities
Short-term bank and other borrowings	864,753	843,367	—	1,708,120	1,685,685
Long-term bank borrowings	19,634	19,605	425,876	465,115	354,437
Bond payable	—	—	1,170,000	1,170,000	986,206
Trade and other payables (exclude receipt in advance)	3,235,733	82,258	83,553	3,401,544	3,401,544

	4,120,120	945,230	1,679,429	6,744,779	6,427,872

	As of December 31, 2013
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Non-derivative financial liabilities
Short-term bank and other borrowings	924,638	413,896	—	1,338,534	1,283,055
Long-term bank borrowings	9,135	6,903	118,679	134,717	104,015
Bond payable	—	—	1,085,000	1,085,000	992,664
Trade and other payables (exclude receipt in advance)	3,452,620	218,830	132,389	3,803,839	3,803,839

	4,386,393	639,629	1,336,068	6,362,090	6,183,573

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s operating results or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group seeks to manage and control the market risks to minimize potential adverse effects on the Group’s financial performance, and use derivative instruments when deemed appropriate. All such transactions are carried out within the guidelines set by the Board of Directors.

31	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(i)	Currency risk

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

In addition, the functional currency of the Company is USD. As of December 31, 2013, the Company has cash and cash equivalents of RMB105,746,000 denominated in RMB.

Currently, all foreign exchange transactions in the PRC take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign currencies. Approval of foreign currency payments by the People’s Bank of China or other authorized institutions requires submission of a payment application form together with relevant supporting documents.

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

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2012
	USD	EUR	HKD	JPY	RMB

Cash and cash equivalents	16	7,699	—	—	82,614
Pledged bank deposits	—	25,517	—	—	—
Trade and other payables	(33,360)	(21,207)	—	(4,724)	—
Trade and other receivables	—	24,811	—	—	—
Short-term bank and other borrowings	(1,649)	(17,333)	—	—	—
Long-term bank borrowings	(54,208)	—	—	—	—

Net exposure	(89,201)	19,487	—	(4,724)	82,614

31	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(i)	Currency risk (continued)

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2013
	USD	EUR	HKD	JPY	RMB

Cash and cash equivalents	378	26,111	33,487	—	106,059
Pledged bank deposit	—	—	—	—	—
Trade and other payables	(29,349)	(16,438)	—	(347)	—
Trade and other receivables	—	42,769	—	—	—
Short-term bank and other borrowings	(10,776)	—	—	—	—
Long-term bank borrowings	(33,522)	—	—	—	—

Net exposure	(73,269)	52,442	33,487	(347)	106,059

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit / (loss) after tax (and retained earnings or accumulated losses) that would arise if foreign exchange rates to which the Group has significant exposure at the reporting date had changed at that date, assuming all other risk variables remained constant.

	2012			2013
	Appreciation in RMB	Decrease / (increase) in loss after tax	Decrease / (increase) in accumulated losses	Appreciation in RMB	Decrease / (increase) in loss after tax	Decrease / (increase )in accumulated losses
		RMB’000	RMB’000		RMB’000	RMB’000

USD	3%	4,460	4,460	3%	4,963	4,963
EUR	1.5%	(382)	(382)	1.5%	(654)	(654)
HKD	3%	—	—	3%	(839)	(839)
JPY	3%	120	120	3%	9	9

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

31	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(ii)	Interest rate risk

Interest rate risk arises primarily from short-term bank and other loans, long-term bank loans, medium-term notes, pledged bank deposits, and cash and cash equivalents. Borrowings issued at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of borrowings as at reporting dates were at a fixed rate.

Profile

At the reporting dates the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2012	2013
	RMB’000	RMB’000
Fixed rate instruments
Short-term bank and other loans	(1,685,685)	(1,283,055)
Long-term bank loans	(354,437)	(104,015)
Bond payable	(986,206)	(992,664)

	(3,026,328)	(2,379,734)

Variable rate instruments
Cash and cash equivalents	1,319,694	811,848
Pledged bank deposits	276,651	246,608

	1,596,345	1,058,456

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

31	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(ii)	Interest rate risk (continued)

	2012	2013
	RMB’000	RMB’000

100 basis point increase	13,406	9,064

A 100 basis point decrease would have had the equal but opposite effect on the above financial instruments to the amounts shown above, on the basis that all other variables remain constant.

(d)	Fair values

Financial instruments at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of the reporting period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorized in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Equity securities	168,139	—	—	168,139

As at December 31, 2013, the Group did not have any financial instruments measured at fair value.

During the years ended December 31, 2012 and 2013, there were no significant transfers between instruments in Level 1 and Level 2.

32	Commitments, contingencies and guarantees

(a)	Operating lease commitments

At the reporting date, the Group’s total future minimum lease payments under non-cancellable operating leases are as follows:

	December 31,
	2012	2013
	RMB’000	RMB’000

Within 1 year	1,748	6,196
After 1 year but within 5 years	1,817	1,309

	3,565	7,505

The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(b)	Capital commitments

As of December 31, 2013, the Group has contractual capital commitments of RMB24,676,000 to third party contractors for purchases of property, plant and equipment.

As of December 31, 2013, the Group has contractual capital commitments of RMB60,000,000 for other investments, which is expected to be contributed in 2014.

As of December 31, 2013, the Group has contractual capital commitments of RMB60,000,000 and RMB29,600,000 to Datang Gongcheng (Note 14) and Huaneng Mingyang (Note 13(ii)), respectively, of which, RMB60,000,000 is expected to be contributed before July 2014, and RMB29,600,000 is expected to be contributed before November 2014.

(c)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers for the purchase of raw materials used in the manufacture of wind turbines. As of December 31, 2013, the Group has future minimum purchase commitments of RMB2,275,077,000, which included commitments to the following related parties:

•	RMB156,437,000 to Tianjin REnergy Electric Co., Ltd. (“REnergy”);

•	RMB44,786,000 to Ming Yang Longyuan Electric Co., Ltd. (“Mingyang Longyuan”);

•	RMB6,813,000 to Zhuhai Secopower Special Type Transformer Co., Ltd. (“Zhuhai Secopower”);

•	RMB17,538,000 to Mingyang Electrical; and

•	RMB797,000 to Inner Mongolia Equipment.

The Group expects the raw materials under the purchase agreements to be delivered within 12 months from the reporting date.

32	Commitments, contingencies and guarantees (continued)

(c)	Purchase commitments (continued)

Under a license agreement entered into between the Group and a third party in 2008, the purchase price of the exclusive license rights of SCD technology for the manufacture of wind turbines with design capacity of 6MW was EUR12,000,000, of which the Group has made down payment of EUR9,100,000 (RMB80,599,000) as of December 31, 2013. As of December 31, 2013, the Group’s purchase commitment under the license agreement was EUR2,900,000 (RMB24,415,000). The Group has obtained the first batch of documents for this design in 2012. The Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 6MW using SCD technology in 2014.

Pursuant to the license agreement, a clearance will be issued by the third party after the Group enters into the series production stage of the SCD wind turbines with design capacity of 2.5MW or 3MW (the “clearance”), upon which the Group is obligated to pay an advance minimum annual royalty payment of EUR750,000 (RMB7,348,000) and EUR3,000,000 (RMB29,391,000) during the first and second years of production, respectively. The advance minimum annual royalty payment will be EUR8,000,000 (RMB78,377,000) in the third year and onwards. The requirement of advance minimum annual royalty payment for SCD wind turbines with design capacity of 6MW is the same as the SCD wind turbines with design capacity of 2.5MW or 3MW. As of December 31, 2013, the conditions for issuance of the clearance have not been met and the clearance has not been issued by the third party and therefore the Group was not obligated to make any advance minimum annual royalty payment to the third party.

(d)	Bills receivable

In the ordinary course of business, the Group has sold its bills receivable to banks and transferred its bills receivable to its suppliers or vendors as payment or settlement of its liabilities to these parties. According to the relevant laws and regulations in the PRC, bills receivable that have been sold or transferred are subject to limited recourse provision in the event the issuing bank that issued the bills defaults on payment when the bills mature. At the time of the sale and transfer, the Group has determined all the risks and rewards of ownership of the bills receivable have been transferred, and accordingly, the bills receivable are derecognized. The estimated fair value of the limited recourse obligations was determined to be immaterial. The Group did not experience any losses under these limited recourse provisions for the years ended December 31, 2011, 2012 and 2013. The Group recorded the discount from the bills receivable sold to banks of nil, RMB5,273,000 and RMB22,034,000, in interest expense in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013, respectively. Interest expense on bills receivable discounted to banks is recognized in the period in which the discounting occurs.

32	Commitments, contingencies and guarantees (continued)

(d)	Bills receivable (continued)

As of December 31, 2012 and 2013, bills receivable which have been sold or transferred by the Group but not yet matured and therefore subject to limited recourse are summarized as follows:

	December 31,
	2012	2013
	RMB’000	RMB’000

Bills receivable	85,200	208,604

(e)	Guarantees

As of December 31, 2011, the Group provided guarantees for credit facilities and bank loans of Mingyang Electrical, Mingyang Longyuan and Tianjin Technology. During the year ended December 31, 2012, the Group obtained control of Tianjin Technology and held 100% equity interests in Tianjin Technology as of December 31, 2012. At the inception of the guarantees, the Group recognized interest expense with a corresponding credit to a liability for these guarantees of RMB7,032,000 in its consolidated statements of financial position. RMB2,078,000 and RMB2,875,000 of the initial recognized guarantee liability was amortized in profit or loss for the years ended December 31, 2011 and 2012, respectively. As of December 31, 2013, the maximum potential amount of future payments that the Group is required to make under these guarantees is RMB66,386,000 which expires on November 19, 2016. Management believes it was not probable the Group will be liable for any future payments under these guarantees. No guarantee fees were received by the Group for providing the guarantees to the banks.

As of December 31, 2012 and 2013, other than the guarantee deposits made to joint ventures as detailed in Note 33(a), the Group did not provide any guarantees to entities outside the Group which would expose the Group to credit risk. To mitigate the Group’s risk exposure, the Group received the same amounts from the related joint ventures.

33	Material related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions:

During the reporting periods, the directors are of the view that the following are related parties of the Group:

Name of related parties	Note	Relationship with the Group

Mingyang Electrical	(a)(i)	Owned by close family member of the Chairman
Zhongshan Investment		Owned by the Chairman
Mingyang Longyuan	(a)(ii)	Owned by Mingyang Electrical
REnergy	(a)(iii)	Owned by the Chairman
Tianjin Technology	4(c)	The then associate until October 31, 2012
Inner Mongolia Equipment	(a)(iv)	Associate
Zhuhai Secopower	(a)(v)	Owned by Mingyang Longyuan
Zhongdan Ruihao	(a)(vi)	Joint venture
Daqing Dumeng	(a)(vii)	Joint venture
Daqing Dairy Farm		Joint venture
Huzhen Dairy Farm		Joint venture
Huitengxile Generator	14	The then joint venture until July 17, 2013
Huifeng New Energy	(a)(xi)	The then joint venture until January 24, 2013
Xinjiang Wanbang	(a)(viii)	Joint venture
Inner Mongolia Wind Power	(a)(ix)	Joint venture
Guangdong Redsolar	(a)(x)	Owned by the Chairman
Mr. Zhang Chuanwei	(b)	Chairman of the Board of Directors and the Chief Executive Officer
Reliance Capital Limited (“Reliance Capital”)		Non-controlling interest holder of GWPL
Payone Enterprises Private Limited (“Payone Enterprises”)		Affiliated entity of Reliance Capital

33	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows:

		Year ended December 31,
	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000

Revenue from sale of wind turbines
- Zhongdan Ruihao		—	160,678	—
- Daqing Dumeng		—	160,690	—
- Huitengxile Generator		—	148,803	—
- Huifeng New Energy		—	151,573	—
- Xinjiang Wanbang		—	—	159,399

		—	621,744	159,399

Revenue from sale of raw materials
- Mingyang Longyuan		3,097	—	—
- Inner Mongolia Equipment		—	—	1,130
- Guangdong Redsolar		—	63,649	33,509

		3,097	63,649	34,639

Transfer of trade receivables
- Mingyang Electrical		107,174	—	—

Purchase of raw materials
- Mingyang Electrical		11,270	45,569	48,257
- Mingyang Longyuan		114,376	37,232	13,717
- REnergy		601,896	404,718	451,627
- Inner Mongolia Equipment		129	—	7,601
- Zhuhai Secopower		11,434	11,415	10,644

		739,105	498,934	531,846

Purchase of finished goods
- Inner Mongolia Equipment	(iv)	214,011	—	—

Payment of processing fee for wind turbines
- Inner Mongolia Equipment	(iv)	—	2,040	24,153

Rental Income
- Mingyang Longyuan		944	734	1,632
- Guangdong Redsolar		—	440	1,170

		944	1,174	2,802

33	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

		Year ended December 31,
	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000

Rental expense
- Mingyang Electrical		2,866	—	—
- Mingyang Energy Investment		381	—	—
- Tianjin Technology		25,789	21,491	—

		29,036	21,491	—

Income on authorization of wind turbine technologies
- Inner Mongolia Equipment	(iv)	5,000	—	—

Advances made to related parties*
- Mingyang Electrical		717	806	—
- Mingyang Energy Investment		20,135	20,687	—
- Mingyang Longyuan		570	775	1,033
- Inner Mongolia Equipment		55	77,761	21,321
- Zhongdan Ruihao		—	4,360	—
- Daqing Dumeng		—	—	2,000
- Huifeng New Energy		—	4,000	—
- Xinjiang Wanbang		—	18	10,189
- Inner Mongolia Wind Power		—	—	30
- Guangdong Redsolar		—	—	4,256

		21,477	108,407	38,829

Collection of advances made to related parties
- Mingyang Electrical		69	649	806
- Mingyang Energy Investment		20,135	20,687	—
- Mingyang Longyuan		336	9	2,163
- Inner Mongolia Equipment		—	—	49,292
- Huifeng New Energy		—	—	4,000
- Xinjiang Wanbang		—	—	10,000
- Inner Mongolia Wind Power		—	—	24
- Guangdong Redsolar		—	—	3,312

		20,540	21,345	69,597

*	All advances to related parties are interest-free and have no fixed term of repayment.

33	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

		Year ended December 31,
	Note	2011	2012	2013
		RMB’000	RMB’000	RMB’000

Payment for consideration of asset acquisition
- Mingyang Electrical		57,863	—	—

Trademark licence fees
- Mingyang Electrical	(i)	10	10	10

Loan to related parties
- Inner Mongolia Equipment		5,000	—	—
- Zhongdan Ruihao	(vi)	—	730	100,000
- Inner Mongolia Wind Power	(ix)	—	—	185,000

		5,000	730	285,000

Interest income
- Zhongdan Ruihao	(vi)	—	42	620
- Inner Mongolia Wind Power	(ix)	—	—	4,805

		—	42	5,425

Collection of loan to related parties
- Inner Mongolia Equipment		5,000	—	—
- Zhongdan Ruihao	(vi)	—	—	50,730

		5,000	—	50,730

Receipt of guarantee deposits
- Zhongdan Ruihao	(vi)	—	24,000	—
- Daqing Dumeng	(vii)	—	—	20,560

		—	24,000	20,560

Prepayment on behalf of the Group
- Mingyang Energy Investment		—	767	658
- Mingyang Longyuan		—	—	223
- Inner Mongolia Equipment		—	—	—

		—	767	881

Loans from related parties
- Reliance Capital		N/A	62,460	27,590
- Payone Enterprises		N/A	77,223	41,876

			139,683	69,466

Repayment of loans to related parties
- Reliance Capital		N/A	12,758	4,923

Interest expenses
- Reliance Capital		N/A	—	23,241
- Payone Enterprises		N/A	—	10,368

			—	33,609

Note: GWPL became a subsidiary of the Group in November 2012, therefore, the transactions incurred between GWPL and its related parties before the acquisition were not included in the Group’s consolidated financial statements.

33	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

The amounts due from and due to related parties are summarized as follows:

		December 31,
	Note	2012	2013
		RMB’000	RMB’000
Trade receivables from related parties
Inner Mongolia Equipment		—	1,321
Zhongdan Ruihao		8,470	8,470
Daqing Dumeng		189,927	28,030
Daqing Dairy Farm		18,492	46,183
Huzhen Dairy Farm		—	22,183
Huitengxile Generator		14,889	—
Huifeng New Energy		23,799	—
Xinjiang Wanbang		—	17,538
Guangdong Redsolar		—	7,674

Total trade receivables from related parties		255,577	131,399

Note:	The above trade receivables are derived from the Group’s sale of wind turbines and raw materials to the respective entities.

Amounts due from related parties
Mingyang Electrical	(i)	806	—
Mingyang Longyuan	(ii)	2,503	41
Inner Mongolia Equipment	(iv)	77,816	49,845
Zhuhai Secopower	(v)	69	—
Zhongdan Ruihao	(vi)	5,132	54,426
Daqing Dumeng	(vii)	—	2,000
Huifeng New Energy	(xi)	4,000	—
Xinjiang Wanbang	(viii)	18	207
Inner Mongolia Wind Power	(ix)	—	185,443
Guangdong Redsolar	(x)	73	1,099

Total amounts due from related parties		90,417	293,061

Amounts due to related parties
Mingyang Electrical	(i)	35,758	57,114
Mingyang Longyuan	(ii)	29,106	26,316
REnergy	(iii)	105,081	221,944
Inner Mongolia Equipment	(iv)	35,192	59,398
Zhuhai Secopower	(v)	9,467	11,621
Zhongdan Ruihao	(vi)	24,000	24,000
Daqing Dumeng	(vii)	—	20,560
Xinjiang Wanbang	(viii)	18,960	—
Inner Mongolia Wind Power	(ix)	10,010	77,838
Guangdong Redsolar	(x)	5,531	—

Total amounts due to related parties		273,105	498,791

Short-term loans due to related parties
Reliance Capital		176,893	176,040
Payone Enterprises		79,154	110,506

Total short-term loans due to related parties		256,047	286,546

33	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(i)	The Group entered into two exclusive trademark license agreements with Mingyang Electrical in 2010, to use two of Mingyang Electrical’s brand names and logos for a term of ten years with an annual license fee of RMB10,000.

As of December 31, 2012, the amount due from Mingyang Electrical represented the unpaid balance of interest-free advances of RMB806,000, and the amount due to Mingyang Electrical of RMB35,758,000 represented payable for purchase of raw materials of RMB35,728,000 and payable for trademark license fees of RMB30,000.

As of December 31, 2013, the amount due to Mingyang Electrical of RMB57,114,000 represented payable for purchase of raw materials of RMB57,074,000 and payable for trademark license fees of RMB40,000.

(ii)	As of December 31, 2012, the amount due from Mingyang Longyuan of RMB2,503,000 represented receivable for rental of RMB1,332,000 and the unsettled balance of interest-free advances of RMB1,171,000, and the amount due to Mingyang Longyuan of RMB29,106,000 represented payable for purchase of raw materials.

As of December 31, 2013, the amount due from Mingyang Longyuan of RMB41,000 represented receivable for miscellaneous expense paid by the Group on behalf of Mingyang Longyuan, and the amount due to Mingyang Longyuan of RMB26,316,000 represented payable for purchase of raw materials.

(iii)	As of December 31, 2012 and 2013, the amount due to REnergy of RMB105,081,000 and RMB221,944,000, respectively, represented payable for purchase of raw materials.

(iv)	During the year ended December 31, 2011, Inner Mongolia Equipment entered into two wind turbine sale agreements with third-party customers. Later in 2011, the Group entered into a three-party agreement with Inner Mongolia Equipment and the third-party customers, pursuant to which the Group purchased wind turbines of RMB214,011,000 from Inner Mongolia Equipment, delivered the wind turbines to the third-party customers and provide maintenance services for the wind turbines during the warranty period.

During the years ended December 31, 2012 and 2013, the Group engaged Inner Mongolia Equipment to process wind turbines for a wind farm project, and was charged a processing fee of RMB2,040,000 and RMB24,153,000, respectively.

During the year ended December 31, 2011, the Group granted the license of certain unpatented technology to Inner Mongolia Equipment and recognized other income of RMB5,000,000.

33	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(iv)	(continued)

As of December 31, 2012 and 2013, the amount due from Inner Mongolia Equipment of RMB77,816,000 and RMB49,845,000, respectively, represented the unpaid balance of the interest-free advances provided by the Group.

As of December 31, 2012, the amount due to Inner Mongolia Equipment of RMB35,192,000 represented unsettled payable for purchase of wind turbines of RMB32,234,000 in 2011, unsettled payable for purchase of raw materials of RMB151,000 in 2011, wind turbines processing fee of RMB2,040,000, and payable of RMB767,000 that Inner Mongolia Equipment paid on behalf of the Group.

As of December 31, 2013, the amount due to Inner Mongolia Equipment of RMB59,398,000 represented unsettled payable of RMB58,631,000 for purchase of wind turbines, raw materials and wind turbines processing fee, and payable of RMB767,000 that Inner Mongolia Equipment paid on behalf of the Group.

(v)	As of December 31, 2012, the amount due from Zhuhai Secopower of RMB69,000 represented prepayment for purchase of raw materials. As of December 31, 2012 and 2013, the amount due to Zhuhai Secopower of RMB9,467,000 and RMB11,621,000, respectively, represented payable for purchase of raw materials.

(vi)	The Group provided a short-term loan of RMB730,000 to Zhongdan Ruihao with an interest rate of 7.2% during 2012. During the year ended December 31, 2013, the Group also provided four short-term loans of RMB100,000,000 to Zhongdan Ruihao. These loans bore an interest rate of 5.6% per annum. The Group collected short-term loans of RMB50,730,000 and interest income of RMB596,000 during 2013. The interest income for the years ended December 31, 2012 and 2013 amounted to RMB42,000 and RMB620,000, respectively. The amount due from Zhongdan Ruihao of RMB54,426,000 as of December 31, 2013 represented loans of RMB50,000,000, interest receivables of RMB66,000 and receivables for interest-free advances of RMB4,360,000 provided by the Group in 2012.

The amount due to Zhongdan Ruihao of RMB24,000,000 represented the guarantee deposit payable to Zhongdan Ruihao as of December 31, 2012 and 2013. During the year ended December 31, 2012, the Group pledged RMB24,000,000 as security for Zhongdan Ruihao’s bank loan (Note 20). To mitigate the Group’s risk exposure, the Group received the same amounts from Zhongdan Ruihao.

33	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(vii)	As of December 31, 2013, the amount due to Daqing Dumeng of RMB20,560,000 represented the guarantee deposit payable to Daqing Dumeng. During the year ended December 31, 2013, the Group pledged RMB20,560,000 as security for Daqing Dumeng’s bank loan (Note 20). To mitigate the Group’s risk exposure, the Group received the same amounts from Daqing Dumeng.

As of December 31, 2013, the amount due from Daqing Dumeng of RMB2,000,000 represented interest-free advances.

(viii)	As of December 31, 2012, the amount due from Xinjiang Wanbang of RMB18,000 represented interest-free advances, and the amount due to Xinjiang Wanbang of RMB18,960,000 represented receipt in advance for a wind farm project.

As of December 31, 2013, the amount due from Xinjiang Wanbang of RMB207,000 represented interest-free advances.

(ix)	The Group also provided a short-term loan of RMB185,000,000 to Inner Mongolia Wind Power in 2013. This short-term loan bore an interest rate of 8.5% per annum. The interest income for the year ended December 31, 2013 amounted to RMB4,805,000. The Group has collected RMB4,368,000 during 2013.

As of December 31, 2012, the amount due to Inner Mongolia Wind Power of RMB10,010,000 represented receipt in advance of RMB10,000,000 for a wind farm project and other payable of RMB10,000.

As of December 31, 2013, the amount due to Inner Mongolia Wind Power of RMB77,838,000 represented receipt in advance of RMB77,828,000 for a wind farm project and other payable of RMB10,000.

(x)	As of December 31, 2012, the amount due from Guangdong Redsolar Photovoltaic Tech Co., Ltd. (“Guangdong Redsolar”) of RMB73,000 represented rental income receivable. The amount due to Guangdong Redsolar of RMB5,531,000 represented receipt in advance from Guangdong Redsolar for purchase of raw materials.

As of December 31, 2013, the amount due from Guangdong Redsolar of RMB1,099,000 represented receivable of RMB944,000 from miscellaneous expense paid by the Group on behalf of Guangdong Redsolar, and RMB155,000 from rental income receivable.

(xi)	As of December 31, 2012, the amount due from Huifeng New Energy represented interest-free advances provided by the Group in 2012. The amount has been fully collected during 2013.

33	Material related party transactions (continued)

(b)	Directors and key management personnel’s remuneration

The remuneration of directors and key management personnel for the years ended December 31, 2011, 2012 and 2013 is set out below:

	Salary	Discretionary bonus and other benefits#	Equity-settled share-based payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
2011

Directors	2,854	580	—	3,434
Key management personnel	5,800	977	48,255	55,032

	8,654	1,557	48,255	58,466

2012

Directors	3,000	285	—	3,285
Key management personnel	5,980	602	18,872	25,454

	8,980	887	18,872	28,739

2013

Directors	7,218	347	—	7,565
Key management personnel	6,705	728	12,992	20,425

	13,923	1,075	12,992	27,990

#	Other benefits mainly include the payment to the defined contribution pension plans and other compulsory social security funds.

34	Subsidiaries

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

					Effective
		Place of	Paid-in capital		percentage of
		incorporation	as of December 31,		equity interests as
Name of subsidiary	Note	and operation	2013		of December 31,		Principal activities
			in thousands		2012	2013

Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”)	2(b)	Zhongshan	RMB	548,367	99.16%	99.16%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”)		Tianjin	RMB	72,000	99.16%	99.16%	Manufacture of wind turbine blades

Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”)		Zhongshan	RMB	50,000	99.16%	99.16%	Manufacture of wind turbine blades

Jilin Mingyang Wind Power Technology Co., Ltd. (“Jilin Mingyang”)		Jilin	RMB	100,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades

Jiangsu Mingyang Wind Power Technology Co., Ltd. (“Jiangsu Mingyang”)		Jiangsu	RMB	240,000	59.50%	59.50%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”)		Tianjin	RMB	240,000	99.16%	99.16%	Manufacture of wind turbine components

Ming Yang Wind Power European R&D Center Limited Company (“Mingyang European”)		Denmark	DKK	125	99.16%	99.16%	Research and development of wind turbine technology

Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)		Zhongshan	RMB	50,000	99.16%	99.16%	Manufacture of wind turbine components

Ming Yang Wind Power USA Inc. (“Mingyang USA”)		United States	US$	0.01	99.16%	99.16%	Sale of wind turbines

Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd. (“Tianjin Investment”)		Tianjin	US$	200,000	100.00%	100.00%	Investment activities

Shuangliao Mingyang New Energy Equipment Co., Ltd. (“Shuangliao Equipment”)		Jilin	RMB	1,000	99.16%	99.16%	Sale of wind turbines

Taonan Mingyang New Energy Equipment Co., Ltd. (“Taonan Equipment”)		Jilin	RMB	1,000	99.16%	99.16%	Sale of wind turbines

Baicheng Mingyang New Energy Equipment Co., Ltd. (“Baicheng Equipment”)		Jilin	RMB	1,000	99.16%	99.16%	Sale of wind turbines

34	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

					Effective
		Place of	Paid-in capital		percentage of
		incorporation	as of December 31,		equity interests as
Name of subsidiary	Note	and operation	2013		of December 31,		Principal activities
			in thousands		2012	2013

Da’an Mingyang New Energy Equipment Co., Ltd. (“Da’an Equipment”)	(ii)	Jilin	RMB	1,000	99.16%	99.16%	Sale of wind turbines

Ming Yang Wind Power (International) Co., Limited (“Mingyang International”)		Hong Kong	US$	30,000	100.00%	100.00%	Investment activities

Gansu Mingyang New Energy Technology Co., Ltd. (“Gansu Technology”)		Gansu	RMB	50,000	99.16%	99.16%	Manufacture and sale of wind turbines

Zhongshan Ruiyang Investment Management Co., Ltd. (“Zhongshan Investment”)	4(a)	Zhongshan	RMB	30,000	99.16%	99.16%	Investment activities

Guizhou Mingyang Wind Power Technology Co., Ltd. (“Guizhou Mingyang”)		Guizhou	RMB	20,000	99.16%	99.16%	Manufacture and sale of wind turbines

Guangdong Mingyang New Energy Technology Co., Ltd. (“Mingyang New Energy”)		Yangjiang	RMB	10,000	99.16%	99.16%	Manufacture and sale of wind turbines

Yunnan Mingyang Wind Power Technology Co., Ltd. (“Yunnan Mingyang”)		Yunnan	RMB	50,000	99.16%	99.16%	Manufacture and sale of wind turbines

Inner Mongolia Fengchangyuan New Energy Development Co., Ltd. (“Fengchangyuan New Energy”)	4(b)	Inner Mongolia	RMB	20,000	99.16%	99.16%	Operation of a wind farm

Mingyang Holdings (Singapore) Pte. Ltd. (“Mingyang Singapore”)	(vii)	Singapore	US$	0.1	100.00%	100.00%	Investment activities

Gaozhou Mingyang New Energy Investment Development Co., Ltd. (“Gaozhou Mingyang”)		Gaozhou	RMB	5,000	99.16%	99.16%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”)	4(c)	Tianjin	RMB	83,000	99.16%	99.16%	Leasing, manufacture and sale of wind turbines

Global Wind Power Limited (“GWPL”)	4(d) / (vii)	India	INR	648,874	50.00%	50.00%	Manufacture and sale of wind turbines

Global Wind Infrastructure and Services Private Limited (“GWISPL”)	(vii)	India	INR	100	50.00%	50.00%	Wind farm operating service

34	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

		Place of incorporation	Paid-in capital as of December 31,		Effective percentage of equity interests as
Name of subsidiary	Note	and operation	2013		of December 31,		Principal activities
			in thousands		2012	2013

Ming Yang Renewable (HK) Co., Limited (“Renewable HK”)	(ii)	Hong Kong	US$	0.001	—	99.16%	Investment activities

Ming Yang Renewable Energy (International) Company Limited (“Renewable International”)	(iii)	Hong Kong	US$	0.001	—	99.16%	Financing activities

Shandong Mingyang Wind Power Technology Co., Ltd. (“Shandong Mingyang”)	(iv)	Shandong	RMB	20,000	—	99.16%	Manufacture and sale of wind turbines

Burqin Mingyang Wind Power Sales Co., Ltd. (“Burqin Mingyang”)	(v)	Burqin	RMB	500	—	99.16%	Sale of wind turbines

Gansu Shandan Xiehe Wind Power Co., Ltd. (“Shandan Xiehe”)	4(e)	Gansu	RMB	5,000	—	99.16%	Operation of a wind farm

Xinhua Xingyang Wind Power Co., Ltd. (“Xinhua Xingyang”)	(vi)	Hunan	RMB	2,000	—	99.16%	Operation of a wind farm

Notes:

(i)	The official names of the above consolidated subsidiaries in Chinese are translated into English for the purpose of these consolidated financial statements.
(ii)	Renewable HK was incorporated on October 31, 2013 by Jilin Mingyang with a registered capital of US$1. As of December 31, 2013, Jilin Mingyang owned 100% equity interests in Renewable HK.
(iii)	Renewable International was incorporated on April 26, 2013 by Guangdong Mingyang with a registered capital of US$1. As of December 31, 2013, Guangdong Mingyang owned 100% equity interests in Renewable International.
(iv)	Shandong Mingyang was incorporated on June 4, 2013 by Guangdong Mingyang and Zhongshan Blade with a registered capital of RMB100,000,000. As of December 31, 2013, Guangdong Mingyang and Zhongshan Blade have made capital payment of RMB19,800,000 and RMB200,000, respectively. As of December 31, 2013, Guangdong Mingyang and Zhongshan Blade owned 99% and 1% equity interests in Shandong Mingyang, respectively.

34	Subsidiaries (continued)

(v)	Burqin Mingyang was incorporated on June 20, 2013 by Guangdong Mingyang with a registered capital of RMB500,000. As of December 31, 2013, Guangdong Mingyang owned 100% equity interests in Burqin Mingyang.
(vi)	Xinhua Xingyang was incorporated on September 10, 2013 by Guangdong Mingyang with a registered capital of RMB2,000,000. As of December 31, 2013, Guangdong Mingyang owned 100% equity interests in Xinhua Xingyang.
(vii)	98% equity interests of Mingyang Singapore is held directly by Mingyang International, while the remaining 2% equity interests is held under the name of two natural persons on trust for Mingyang International. Such trust arrangement was established to meet the local requirement in Singapore through the Nominee Letter of Appointment entered into between Mingyang International and the two natural persons. Thus the Group effectively in aggregate holds 100% equity interests in Mingyang Singapore.

35	Subsequent events

On January 1, 2014, pursuant to the waiver letter issued by Mingyang Singapore to GWPL, the Group waived part of its voting power at the shareholders’ meeting, as well as one of its seats on the Board of Directors of GWPL at its sole discretion effective from January 1, 2014. Subsequent to the waiver, the Group has 50% voting power at the shareholders’ meeting and 50% of the seats on the Board of Directors of GWPL. In this connection, the Group reassessed its involvement in GWPL, and concluded that the Group no longer has existing rights to direct the activities that significantly affect GWPL’s returns, and hence has lost control over GWPL upon effectiveness of the waiver. Management believes that through the waiver, the Group and the other shareholders will share joint control in GWPL, which provides a basis of cooperation for the improvement of GWPL’s future operating results. As a result, the Group deconsolidated GWPL and accounted for GWPL as a joint venture under equity method of accounting from January 1, 2014.