Form 20-F
period 2014-12-31
CHINA MING YANG WIND POWER GROUP LTD
filed 2015-04-30
CIK 1500689

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Ng Kwok Yin, Ricky

Chief Financial Officer

Jianye Road, Mingyang Industry Park

National Hi-Tech Industrial Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Tel: (86) 760-2813-8666

Fax: (86) 760-2813-8709

E-mail: Ricky.Ng@mywind.com.cn

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 125,075,339 ordinary shares.

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

The following selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated statement of financial position data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report.

The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the selected consolidated statement of financial position data as of December 31, 2010, 2011 and 2012 have been derived from our audited financial statements, which are not included in this annual report.

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

	Year ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenue	5,517,837	5,515,819	2,893,100	2,844,830	5,872,439	946,465
Cost of sales	(4,430,472)	(4,522,685)	(2,523,337)	(2,582,551)	(5,059,375)	(815,423)
Gross profit	1,087,365	993,134	369,763	262,279	813,064	131,042
Selling and distribution expenses	(149,152)	(227,766)	(174,807)	(219,890)	(237,178)	(38,226)
Administrative expenses	(150,775)	(261,944)	(384,102)	(445,883)	(243,068)	(39,175)
Research and development expenses	(43,061)	(85,305)	(85,821)	(102,568)	(89,504)	(14,425)

Impairment loss on goodwill and other intangible assets	—	—	—	(179,661)	—	—
Profit/(loss) from operations	762,542	454,314	(189,137)	(640,770)	276,399	44,548
Net finance expenses	(35,100)	(91,278)	(104,094)	(81,522)	(4,957)	(799)

Gain on loss of control of subsidiaries	—	—	—	—	124,460	20,059
Income tax (expense)/benefit	(20,870)	(73,018)	(213)	78,417	(44,524)	(7,176)
Profit/(loss) for the year	709,188	292,293	(300,840)	(647,433)	354,492	57,134
Profit/(loss) attributable to:
Shareholders of the Company	702,135	292,993	(281,874)	(504,179)	358,513	57,782
Non-controlling interests	7,053	(700)	(18,966)	(143,254)	(4,021)	(648)
Basic earnings/(loss) per share	6.61	2.35	(2.31)	(4.12)	2.90	0.47
Diluted earnings/(loss) per share	6.61	2.35	(2.31)	(4.12)	2.86	0.46

	Year ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Weighted average number of shares used in computation—basic (1)	106,250,000	124,450,310	121,869,607	122,408,098	123,606,539	123,606,539
Weighted average number of shares used in computation—diluted (1)	106,250,000	124,450,310	121,869,607	122,408,098	125,320,868	125,320,868

(1)	The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted earnings/(loss) per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, and (ii) our reorganization which was completed in May 2010, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Property, plant and equipment	351,312	497,777	1,053,307	1,001,678	781,224	125,910
Intangible assets	86,334	74,837	427,681	195,816	76,426	12,318
Lease prepayments	66,342	207,321	356,932	352,142	344,563	55,533
Investments in associates	41,362	43,637	9,166	25,608	69,936	11,272
Investments in joint ventures	—	255,870	691,837	795,848	867,848	139,872
Other investments	—	—	7,144	30,197	30,000	4,835
Trade and other receivables	231,003	462,961	930,424	934,364	1,076,040	173,427
Prepayments	16,495	40,290	66,024	120,276	120,842	19,476
Deferred tax assets	77,366	134,386	174,024	224,843	222,343	35,835
Total non-current assets	870,214	1,717,079	3,716,539	3,680,772	3,589,222	578,478
Financial assets at fair value through profit or loss	—	—	168,139	—	—	—
Inventories	1,895,205	1,837,821	2,028,435	2,235,459	2,015,820	324,891
Trade and other receivables	2,895,802	5,203,995	4,224,375	4,210,955	4,454,126	717,874
Prepayments	201,141	91,022	199,970	115,317	104,104	16,779
Other current assets	—	5,239	7,511	35,301	15,015	2,420
Pledged bank deposits	131,967	252,795	276,651	246,608	306,883	49,461
Cash and cash equivalents	2,485,972	1,339,496	1,319,694	811,848	2,169,810	349,710
Total current assets	7,621,531	8,730,368	8,224,775	7,655,488	9,065,758	1,461,135
Total assets	8,491,745	10,447,447	11,941,314	11,336,260	12,654,980	2,039,613
Number of ordinary shares issued	125,000,000	125,000,000	125,000,000	125,074,100	127,329,236	127,329,236
Issued share capital	850	850	850	850	864	139
Reserves for own shares	—	(42,108)	(55,113)	(44,628)	(39,386)	(6,348)
Capital reserves	3,514,932	3,627,441	3,670,380	3,693,726	3,721,039	599,723
Translation reserves	(19,156)	(58,358)	(61,191)	(74,223)	(78,704)	(12,685)
(Accumulated losses)/retained earnings	(39,282)	253,711	(28,163)	(532,342)	(173,829)	(28,016)
Total equity attributable to shareholders of the Company	3,457,344	3,781,536	3,526,763	3,043,383	3,429,984	552,813
Non-controlling interests	69,853	117,153	110,787	(28,063)	48,169	7,764
Total equity	3,527,197	3,898,689	3,637,550	3,015,320	3,478,153	560,577
Bank borrowings	—	—	354,437	104,015	—	—
Bond payable	—	—	986,206	992,664	—	—
Deferred tax liabilities	—	2,209	86,969	52,102	13,961	2,250
Provisions	112,726	206,293	212,064	154,491	198,949	32,065
Trade and other payables	38,525	120,243	83,553	132,389	298,410	48,095
Deferred income	115,468	175,215	280,024	253,849	309,398	49,866
Total non-current liabilities	266,719	503,960	2,003,253	1,689,510	820,718	132,276
Bond payable	—	—	—	—	999,749	161,130
Trade and other payables	3,632,542	4,595,516	3,811,342	4,230,737	5,649,670	910,561

	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Bank and other borrowings	480,000	632,000	1,685,685	1,283,055	551,450	88,878
Income tax payable	43,506	35,908	9,789	9,155	44,309	7,141
Provisions	98,391	146,774	178,425	249,559	301,966	48,668
Deferred income	11,381	27,783	34,088	41,328	67,652	10,904
Deferred revenue	432,009	606,817	581,182	817,596	741,313	119,478
Total current liabilities	4,697,829	6,044,798	6,300,511	6,631,430	8,356,109	1,346,760
Total liabilities	4,964,548	6,548,758	8,303,764	8,320,940	9,176,827	1,479,036
Total equity and liabilities	8,491,745	10,447,447	11,941,314	11,336,260	12,654,980	2,039,613

	Year Ended December 31,
	2010	2011	2012	2013	2014
Other Consolidated Financial Data (in percentages)
Gross margin	19.7	18.0	12.8	9.2	13.8
Operating margin	13.8	8.2	(6.5)	(22.5)	4.7
Net margin	12.9	5.3	(10.4)	(22.8)	6.0
Selected Operating Data (in units of wind turbines)
New orders signed (1)	1,099	974	481	1,092	1,426
Total deliveries (2)(3)	610	1,090	472	614	1,041
Total commissioned and revenue recognized (4)	802	980	518	549	1,137
Order book (5)(6)	1,287	1,281	1,244	1,787	2,076

(1)	Includes 1, 10 and nil units of super compact drive, or SCD, wind turbines contracted in 2012, 2013 and 2014, respectively.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Includes 5, nil and 9 units of SCD wind turbines delivered in 2012, 2013 and 2014, respectively.
(4)	Commissioning of a wind turbine refers to a commissioning test, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids in future. A durability test is conducted following the commissioning.
(5)	Represents cumulative orders signed for which revenue has not been recognized.
(6)	Includes 50, 60 and 60 units of SCD wind turbines as of December 31, 2012, 2013 and 2014, respectively.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRSs Financial Data
Adjusted EBITDA (1)	839,229	628,320	(69,131)	(470,864)	521,084	83,983

(1)	EBITDA refers to earnings before net finance expense, income tax expense/(benefit) and depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expenses.

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

The following table is a reconciliation of Adjusted EBITDA to profit/(loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRSs:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Profit/(loss) for the year	709,188	292,293	(300,840)	(647,433)	354,492	57,134
Income tax expense/(benefit)	20,870	73,018	213	(78,417)	44,524	7,176
Net finance expense	35,100	91,278	104,094	81,522	4,957	799
Depreciation and amortization	39,626	59,222	84,463	140,219	102,205	16,472
EBITDA	804,784	515,811	(112,070)	(504,109)	506,178	81,581
Share-based compensation expenses	34,445	112,509	42,939	33,245	14,906	2,402
Adjusted EBITDA	839,229	628,320	(69,131)	(470,864)	521,084	83,983

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2014, which was RMB6.2046 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 24, 2015, the noon buying rate was RMB6.1930 to US$1.00.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average (1)	Low	High
	(RMB per $1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015 (through April 24)	6.1930	6.2278	6.2741	6.1870
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 24)	6.1930	6.2000	6.2152	6.1927

Source:	The Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

In addition, all translations of Euro to U.S. dollars have been made at the noon buying rate on December 31, 2014, which was €0.8264 to US$1.00. The noon buying rate on April 24, 2015 was €1.0876 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenue.

We currently derive a substantial portion of our revenue from a limited number of customers, which are primarily Chinese national or regional large electric power producers, including the five largest state-owned power producers. In the year ended December 31, 2012, our top three customers in terms of revenue recognized, namely China Huadian Corporation, or Huadian, Daqing Longjiang Wind Power Generating Co. Ltd., or Daqing Longjiang, and China Huaneng Group, or Huaneng, together with their affiliates, contributed approximately 27.9%, 11.1% and 10.4% of our total revenue, respectively. In the year ended December 31, 2013, our top three customers in terms of revenue recognized, Huaneng, Da’an Runfeng Energy Development Ltd. and Shanghai Chengrui Investment Ltd., together with their affiliates, contributed approximately 22.1%, 10.3% and 8.3% of our total revenue, respectively. In the year ended December 31, 2014, our top three customers in terms of revenue recognized, China Power Investment Corporation, or CPIC, Huaneng and Huadian, together with their affiliates, contributed approximately 21.7%, 19.0% and 17.1% of our total revenue, respectively.

Since our inception in June 2006 through December 31, 2014, we had entered into sales contracts for a total of 6,230 units of wind turbines with 59 end customers. Huaneng, our largest customer in terms of total power output, together with its affiliates, accounted for 1,382 units of wind turbines contracted as of December 31, 2014. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. Dependence on a few significant customers will continue to make it difficult for us to satisfactorily negotiate attractive prices for our products and will continue to expose us to the risks of substantial losses if a single, dominant customer stops conducting business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue and have a material and adverse effect on our financial condition, results of operations and prospects:

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

In addition, a significant portion of our outstanding trade receivables is derived from sales to a limited number of customers. Our largest and the second largest trade receivable balance (after allowance for doubtful debts) were due to us from Huaneng and China Datang Corporation, or China Datang, respectively, in the amount of RMB1,352.9 million (US$218 million) and RMB696.6 million (US$112.3 million), respectively, representing approximately 27.9% and 14.4%, respectively, of the total trade receivables as of December 31, 2014. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our business prospects highly depend on the acceptance and marketability of our new wind turbines utilizing the SCD technology, or the SCD wind turbines.

We have obtained exclusive license rights from aerodyn Asia Co., Ltd., or aerodyn Asia, an affiliate of aerodyn Energiesysteme GmbH, or aerodyn Energiesysteme, to manufacture and distribute wind turbines utilizing its advanced SCD technology in China, namely SCD wind turbines, with a rated power capacity ranging from 2.5MW to 3.0MW, or the 2.5/3.0MW SCD wind turbines, and a rated power capacity of 6.0MW, or the 6.0MW SCD wind turbines. The SCD technology is a new technology and we are not aware of any commercially available wind turbines utilizing this technology in China. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 which was connected to grid at the end of 2010. We commenced the first small-batch production of the 2.5/3.0MW SCD wind turbines in early 2011 and the major components for 6.0MW SCD wind turbine prototype have been ordered. Therefore, we have completed in-house testing for the generator and have commenced the assembly for the gearbox. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. It commenced commercial trial operation in March 2015. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. We are in the process of developing additional three-blade SCD wind turbines with 120-meter and 130-meter rotor blades. In April 2014, we launched the design of 3.0MW MYSCD with 120-meter rotor blades. The assembly of the wind turbine was commenced in February 2015. We expect to finish the assembly in mid 2015. We also began the design of 3.0MW MYSCD with 130-meter rotor blades in February 2015.

However, we may be unable to timely deliver and install our SCD wind turbines in a commercial scale in the future and the SCD wind turbines may perform below expectations. For instance, we have finished the design work for the 58.5 meter diameter carbon rotor blades for 3.0MW SCD wind turbine, which is designed and suitable for low wind speed areas. However, we intentionally postponed the commercial manufacturing of this carbon blade and SCD wind turbine modification given the current high manufacturing costs.

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

We have incurred losses in the past and we may not be able to maintain growth and profitability.

We generated profit in 2010 and 2011 but incurred a loss of RMB300.8 million and RMB647.4 million for the years of 2012 and 2013, respectively, primarily due to the significant decrease in the total number wind turbines commissioned in a volatile and competitive economic environment and the decrease in the average selling prices of wind turbines we delivered during this period. Although we generated profit for the year of RMB354.5 million (US$57.1 million) in 2014, we cannot assure you that we will be able to sustain profitability in the future. Our ability to maintain and increase profitability depends, to a significant extent, on our ability to continue to grow our business and to control our costs, which is subject to the risks and uncertainties associated with our business.

To sustain our growth and profitability, we must, among other things, further expand our production capacity and customer base. The growth of our business will impose substantial demands on our managerial, operational, financial and other resources as well as increase our working capital needs. Our ability to grow our business is subject to other risks and uncertainties, including the following, some of which are commonly experienced by other China-based early-stage companies:

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

Problems with the quality or performance of the wind turbines we manufacture also expose us to potential product liability claims. While we have not yet experienced any significant product liability claims, we cannot predict whether product liability claims will be brought against us in the future or the impact of any resulting negative publicity on our business. Any product liability claims or regulatory actions related to problems in the quality or performance of our products could be costly and time-consuming to defend. The successful assertion of product liability claims against us could result in potentially significant damages and require us to make significant payments. We currently do not maintain product liability insurance to cover potential bodily injury or property damages arising from the operations of our products and may be unable to obtain sufficient product liability insurance coverage on commercially reasonable terms or at all. Moreover, any product liability claim, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation. Additionally, a material design, manufacturing or quality failure or defect in our products or other safety issues could warrant a product recall by us and result in increased product liability claims. If the authorities in the jurisdictions where we sell our products decide that these products failed to comply with applicable quality and safety requirements, we also could be subject to regulatory actions.

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

Our order book comprises firm purchase orders for our wind turbines for particular wind farms under sales contracts that specify the delivery of wind turbines at predetermined intervals over a period of several months and payments to us in installments. However, there can be no assurance that such orders will not be cancelled, delayed or reduced, or that our customers will perform in full their payment and other obligations in accordance with the sales contracts. Adverse changes in current global financial markets and wind power industry or other factors beyond our control, or the control of our customers, may cause our customers to delay, postpone or cancel their wind farm projects whether as a result of delays or failures to obtain necessary permits, authorizations, or as a result of other difficulties or obstructions. For example, in 2011 and 2012, due to the slow-down in the wind power industry and the adverse weather condition in China, some of our customers rescheduled their wind farm construction and installation plans, which in turn resulted in the delays of a portion of our wind turbine deliveries. Though we did not encounter such delay in 2013 and 2014, we cannot assure you that similar delays and postponements or even cancellations will not occur in the future.

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

In November 2012, Mingyang Singapore acquired a 50% equity interest in Global Wind Power Limited, or GWPL, in India. GWPL is required to obtain certain approvals and type certifications in order to sell the wind turbines in India. GWPL has obtained certificates for MY1.5-77/75 and MY1.5-89/80 wind turbine models from National Institute of Wind Energy, or NIWE (formerly known as Centre for Wind Energy Technology, or C-WET prior to August 2014), an Indian local certification body in the wind energy sector, and is in the process of obtaining additional type certificates for more turbines of our product portfolio. GWPL may not be able to sell the full range of our wind turbines in India before such requisite approvals or certificates are obtained or other administrative procedures are completed. If GWPL fails to complete such procedures in a timely manner or at all, its expansion plan, business and results of operations may be materially and adversely affected.

Moreover, historically, GWPL’s operational and financial performance had an adverse impact on us. Since November 30, 2012, the date of completion of the acquisition, until December 31, 2013, we consolidated GWPL’s results into our financial statement, which contributed revenue of RMB68.9 million and a net loss of RMB366.0 million (including impairment loss for goodwill attributable to GWPL) to our consolidated financial results for the year ended December 31, 2013. Since January 1, 2014, we waived our right to appoint a simple majority of the members of the board of directors of GWPL and the right to cast vote at any general shareholders meeting of GWPL. As a result, GWPL was treated as a joint venture of us since January 1, 2014 and we no longer consolidated its results into our financial statements for the year ended December 31, 2014 and beyond.

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

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. Under rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we are required to include a management report on the effectiveness of our internal control over financial reporting in our annual reports. In addition, under such rules, our independent registered public accounting firm is also required to attest to the effectiveness of our internal controls over financial reporting. Using criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 and has concluded that our internal control over financial reporting was effective as of December 31, 2014. Our independent registered public accounting firm has also audited and attested, in accordance with the standards of the Public Company Accounting Oversight Board (United States), or the PCAOB, our internal control over financial reporting as of December 31, 2014.

In the past, during the course of the preparation and external audit of our financial statements as of December 31, 2011 and 2013, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. Although we took certain remedial measures to address the material weaknesses, we cannot assure you that we will be able to maintain effective internal control over financial reporting on an ongoing basis. As effective internal control over financial reporting is necessary for us to produce reliable financial reports, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of Sarbanes-Oxley and other requirements going forward.

Our research and development efforts may not result in successful new products and market acceptance and profitability of the new products are uncertain.

Our future success highly depends on our ability to keep pace with the rapid technological changes in the wind power equipment industry. In order to maintain and enhance our competitive position that we currently enjoy and to continue to grow our business, we need to design, develop and market new and more cost-efficient wind turbines and introduce new products to meet growing market demands and changing technical standards. The development of new wind turbine models requires considerable investment and our significant expenditures on research and development may not yield as much benefit as we anticipate. On the other hand, since the industry has shifted its focus from size and speed of wind turbines to quality and efficiency, we are required to continuously improve and upgrade our products to ensure the reliability and cost-efficiency. Our research and development expenses accounted for approximately 3.0%, 3.6% and 1.5% of our total revenue in 2012, 2013 and 2014, respectively. We expect to spend a significant amount on research and development and to commit significant investments in product development personnel over the next few years. As of December 31, 2014, our research and development and technology team had 289 members with in-depth knowledge of China’s wind and weather conditions as well as substantial technical expertise in the design, development and manufacturing of megawatt-class wind turbines. In addition, we established our North American research and development center on the Centennial Campus of N.C. State University in Raleigh, North Carolina, which focuses on enhancing the energy output and lowering the cost of electricity of offshore wind turbines. However, research and development activities are inherently uncertain and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government incentives, our ability to integrate customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities. For example, under a mutual agreement with aerodyn Asia, we rescheduled the commencement of the cooperative activities for 6.0MW SCD technologies from February 2009 to January 2010 due to market conditions. We cannot assure you that similar delays and postponement will not reoccur in the future.

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

As of December 31, 2012, 2013 and 2014, our trade receivable balance (after allowance for doubtful debts) was RMB4,571.8 million, RMB4,249.9 million and RMB4,851.9 million (US$782.0 million), respectively. The average turnover days of our trade receivables were 596 days, 550 days and 305 days for 2012, 2013 and 2014, respectively. The decrease in the average turnover days from 2012 to 2013 was primarily due to our effort in accelerating the collection of trade receivables. The decrease in the average turnover days from 2013 to 2014 was primarily because the customers accelerated the payments due to their improved businesses in a better industrial environment in 2014.

In addition, allowances are made against trade receivables to the extent amounts are considered to be uncollectible or unlikely to be collected within a reasonable period of time vary depending on the customer’s financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns as well as overall market conditions and historical losses. Although we have been seeking to improve our trade receivable balance by providing additional payment options to customers, including discounts for early settlement, we expect neither the collection nor the age of our receivables to improve significantly in the foreseeable future. In addition, we cannot assure you that our customers will meet the payment obligations on time or in full or that the level of bad debts will not increase. Any inability on the part of our customers to settle amounts owed to us on time may have a material and adverse effect on us. As our business continues to expand and current industry payment and collection practices as well as our own billing practices remain the same, we may be expected to maintain high trade receivable balances, which could negatively affect our cash flows, particularly our short-term cash flows. If the age of our receivables increases, our exposure to the credit risk of our customers would increase as well. Allowance for doubtful debts was RMB212.3 million, RMB377.8 million and RMB367.7 million (US$59.3 million) as of December 31, 2012, 2013 and 2014, respectively. If we incur bad debt expenses as a result, our results of operations would be negatively impacted.

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

As of December 31, 2014, we had obtained two copyrights, 188 patents and a number of patent applications at various stages pending in China, all of which were granted initial approval. Our success depends in part on our ability to obtain and maintain patents and other intellectual property protection for our products and technologies and our ability to successfully protect such intellectual properties and to defend ourselves against third-party challenges. We cannot assure you, however, the protection measures we currently implement are adequate to enforce such protection efficiently or to prevent any unauthorized use of our intellectual property by third parties, nor can we assure you that our competitors will not independently develop or license from third parties the technologies that are equivalent or superior to our technologies, in which case we would not be able to gain or keep our competitive advantage.

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

Although we typically have multiple suppliers for each raw material or component, we place a substantial percentage of our orders with a limited number of key suppliers. For example, in 2012, 2013 and 2014, we purchased approximately 47%, 45% and 43%, respectively, of our components from our five largest suppliers, as measured by cost. In particular, approximately 17%, 18% and 19%, respectively, of our components were purchased from our largest supplier in 2012, 2013 and 2014, respectively. With limited exceptions, we do not have long-term supply contracts with our suppliers. Instead, we typically place orders with our suppliers after we secure our wind turbine sales contracts. As such, an increase in demand for our raw materials and components in the future may result in the interruption or delay in the supply of our raw materials and components, which may adversely affect our ability to meet market demand for our products or expand our business as planned. We cannot assure you that such delays will not occur in the future.

Moreover, we may be subject to significant fluctuation in the prices of our raw materials and components, which may increase our operating costs if we are unable to fully pass along such increase to our customers. If we are unable to effectively control our manufacturing costs, in particular, the costs of raw materials and components of our wind turbines, we may not be able to maintain our competitiveness and achieve profitability. Certain components are manufactured or customized for us. If we are unable to secure alternative supply sources in a timely and cost-effective manner or without a reduction in quality, this may harm our reputation, reduce our sales or gross margins and cause us to lose market share. We have in the past experienced delays in the supply of gearboxes from one of our overseas suppliers. We have not experienced any delays since 2010 through 2014. Since January 2011, our key suppliers started to provide us with a warranty period up to 60 months.

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

Moreover, renewable energies, such as wind, may also face increasing competition from traditional energy industry, such as the competition arising from the recent significant oil price declines. We cannot assure you that we will be able to successfully retain or grow our market share by attracting customers who may also use cheap oil or natural gas as an electricity source. In addition, oil prices are usually volatile and it is uncertain how long the price decline would last, which further increase the uncertainty of the perceived competition in our industry.

Our cooperative framework agreements with local governmental authorities and wind farm operators may not be enforceable under PRC law and our business, financial condition, results of operations and prospects may be materially and adversely affected if these agreements are not performed as intended.

From time to time, we enter into cooperative framework agreements with local governmental authorities and wind farm operators in order to obtain access to wind resources. For example, in March 2014, we entered into a strategic cooperation agreement with China Datang to foster wind power development in Guangxi province and to localize the production of multi-megawatt wind turbines. In May 2014, we entered into a strategic cooperation agreement with the local governmental authority of Inner Mongolia Autonomous Region to establish a special alliance with Xilin Gol League administration office of Inner Mongolia Autonomous Region to promote local wind power development.

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

Most of our customers require bank financing for wind farm projects and therefore the financing terms available in the market have a significant influence on the demand for our wind turbines. Higher levels of interest rates cause wind farm projects to become more costly and less attractive. The ability to obtain financing for a wind farm project also depends on the willingness of banks and other financing institutions to provide loans to the wind power industry. In particular, the global capital and credit markets have been experiencing volatility and disruption since early 2008. Concerns over inflation or deflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining residential real estate market in the United States and elsewhere in the world have contributed to market volatility and diminished expectations for the global economy and the capital markets in the future. These factors led to an economic slowdown and may cause difficulties for certain of our customers to access adequate funding to pay for wind turbines they have ordered in a timely manner. In recent periods, there have been renewed concerns about the sustainability of economic recovery which may cause our customers to delay or cancel their investments in wind farm projects and financial institutions may implement more stringent procedures to approve and grant credit facilities or other financial supports. In addition, we experienced increasing finance expenses in the past resulting from the financial arrangement fees paid to a commercial bank for our customers to obtain lease financing services for the settlement of our trade receivables. We cannot assure you that we will be able to control the increase in such expenses in the future and if we continue to incur such fees for our customers to obtain lease financing services to settle our trade receivables, our finance expenses may further increase which may adversely impact our cash flows and results of operations.

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

Our success depends, to a significant extent, on our ability to attract, train and retain our technical experts, research and development personnel, engineers, post-sales services personnel and sales and marketing personnel. In particular, Mr. Jiawan Cheng is one of the ten recognized experts in China’s wind power industry. Mr. Qiying Zhang, our chief technology officer, is a first prize winner of 2012 National Science and Technology Progress Award. Recruiting and retaining capable personnel, particularly those with expertise and experience in the wind power equipment industry, are vital to our success. There is substantial competition for research and development personnel, qualified technical experts, engineers, post-sales service providers and sales and marketing professionals, and there can be no assurance that we will be able to continuously attract or retain these individuals. If we are unable to attract and retain valuable employees, to keep pace with our expected growth, our business may be materially and adversely affected.

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

We have obtained several certifications for our products, including the statements of compliance for design assessment for MY1.5s and MY1.5se models from GL, an international certification body in the wind energy sector, product design certificates from China General Certification Center, or CGC, for our MY1.5se and MY1.5sl models, our 2.5MW SCD and 3.0MW SCD wind turbine, and a certificate for our regular rotor blades from China Classification Society Certification Company, or CCSC. We are currently at various stages of applications for additional certifications, such as type certificates for our wind turbines with GL.

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

We entered into EPC arrangements for certain wind farm projects which may expose us to various new risks and uncertainties.

We have entered into EPC arrangements since late 2011 for certain wind farm projects as a cost-efficient solution attractive to customers. However, the success of this business model in the long term is uncertain. Under EPC arrangements, we generally develop the entire wind farm project through an investment in a proposed project company, with the intention to sell and transfer to the end customers our capital investment in the project company, as the case may be, for an expected consideration consisting of our initial capital contribution and an agreed fixed return of a certain percentage of such initial investment, upon its completion. To implement EPC arrangements, we invested in joint ventures which are expected to operate wind farm projects. Under our current EPC arrangements, we do not recognize revenue from the sale of wind turbines to these joint ventures until they have demonstrated their current ability to settle the sales amount, which is usually evidenced by these entities obtaining financing independently from us.

We may be required to source substantial financial support from commercial banks or financial institutions to implement our EPC arrangements. The success of this business model is subject to various risks and uncertainties, including:

•	the experience in managing EPC arrangements;

•	the need to raise additional funds to finance our new investments in project companies or in wind farms projects, which we may be unable to obtain on reasonable terms or at all;

•	the longer cash conversion cycles and accounts receivable turnover time than our existing core business model, partially due to the long construction period for wind farm projects;

•	the significant portion of restricted cash, mortgages or other pledges we may be required by commercial banks for borrowings to facilitate EPC arrangements;

•	our ability to sell and transfer the project company or wind power project to customers for a commercially reasonable consideration within targeted timelines, or at all;

•	the credit worthiness of our potential customers and their ability and willingness to purchase, or to obtain sufficient financial support to purchase, our wind power projects; and

•	other uncertainties or unpredictable changes in wind power industry.

As of the date of this annual report, we had seven ongoing EPC arrangements with an aggregate of 207 units of wind turbines. If we are not able to successfully manage the risks and uncertainties associated with the EPC arrangements, our business, results of operations and financial condition may be materially and adversely affected and our reputation may also be impaired.

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

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans, in amounts equal to pre-determined percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB23.0 million, RMB22.3 million and RMB28.3 million (US$4.6 million) for 2012, 2013 and 2014, respectively, which were recorded in our cost of sales, operating expenses and inventories. We underpaid RMB0.3 million in 2012 and the aggregate amount due reached approximately RMB19.9 million as of December 31, 2012, which remained outstanding as of December 31, 2014. Such amounts were recorded as accrued expenses and other payables.

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

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. We are required to account for share-based compensation in accordance with IFRS 2 Share-based Payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain directors, officers and other employees. The initial exercise price of the options was US$8.40, each ADS representing one ordinary share. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 2,518,264. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. In December 2014, we issued 300,000 ordinary shares from our treasury shares to one of our directors, our executive officers and employees, which were vested and become nonforfeitable immediately upon the grant. We incurred share-based compensation expenses relating to the options and share awards in the amount of RMB42.9 million, RMB33.2 million and RMB14.9 million (US$2.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively. In addition, if we grant options, restricted shares or other stock-based awards in the future, we could incur significant compensation charges and our net income could be adversely affected.

We have significant outstanding borrowings. If we fail to repay the borrowings or to comply with financial covenants under the loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

As of December 31, 2014, our outstanding short-term loans were RMB551.5 million (US$88.9 million) and bore a weighted-average interest rate of 6.52%. Although we have been able to obtain renewals of certain of our short-term loans shortly before they would mature, we cannot assure you that we will be able to renew similar loans in the future. If we are unable to obtain renewals of or rollover our debt or find sufficient alternative funding on reasonable terms, we may have to repay such borrowings. If we cannot repay our borrowings, our financial condition, results of operations and business prospects would be materially and adversely affected.

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

In December 2011, the National Energy Administration issued rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving the low-voltage-ride-through, or LVRT, capabilities. See “Item 4.B. Business Overview—Regulations—Laws and Regulations Promoting the Development of the Renewable Energy Industry—Project Approval, Product Categorization and Project Requirements.” The LVRT refers to the capability of a wind turbine to react properly to sudden fluctuations in grid voltage and remain connected to the grid under these abnormal conditions. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China, which has limited resources. It is costly for new wind turbines to obtain such LVRT certification. New government or industrial policies providing higher quality standards for wind turbines in the future may subject us to higher costs and greater technical challenges. In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled LVRT, requirements in accordance with the grid code in China. Currently, 27 of our wind turbine models have passed LVRT test. However, we cannot assure you that we will be able to obtain the LVRT certificates for additional wind turbines in a timely manner, or at all.

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

We conduct the majority of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company which records retained earnings, is also required to set aside at least 10.0% of its after-tax profit (after offsetting the accumulated loss, if any) based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2014, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB569.8 million (US$91.8 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, the PRC State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE in October 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

As of the date of this annual report, Mr. Chuanwei Zhang, a PRC resident, beneficially owned approximately 25.5% of our total issued and outstanding share capital. We are advised that he has completed his registration with local SAFE branch as required under the SAFE notice in connection with his initial acquisition of his beneficial interests in offshore special purpose companies. We are also advised that he has completed the amendment to the registration in connection with the transfers of his equity interests in such offshore special purpose vehicles for beneficial ownership in us. If Mr. Zhang or our future beneficial owners who are PRC residents fails to complete any applicable registration or amend previously filed registrations as required under SAFE Circular 37, our onshore subsidiary is required to report the non-compliance to the local branch of SAFE. Failure or inability to comply with the registration procedures may restrict our cross-border investment activities and result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or the Stock Incentive Plan Rules, which replaced the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan. In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. As such, our employees, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. With respect of the share options exercised by our employees during the year ended December 31, 2014, the related income taxes had been withheld and we are in progress of filing with the relevant tax authority.

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

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT on December 10, 2009. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 7, or previous rules under Circular 698. Especially as Bulletin 7 is lately promulgated, it is not clear how it will be implemented. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

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

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC, if it is unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

We have the majority of our operations in China. Certain of our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report are located in China, and certain audit procedures are taken place within China’s borders. The Public Company Accounting Oversight Board, or the PCAOB, is currently unable to conduct inspections in China or review audit documentation located within China without the approval of Chinese authorities.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm’s network, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. In February 2015, the Chinese member firms of the “Big Four” accounting firms reached a settlement with the SEC over the dispute in relation to access to such accounting firms’ audit documents. As part of the settlement, each Chinese member firm of the “Big Four” accounting firms will pay US$500,000 to the SEC while Chinese member firms of the “Big Four” accounting firms will not be suspended from practicing before the SEC unless it fails to comply with certain compliance and cooperation requirements from the SEC.

Our independent registered public accounting firm currently relies on its Chinese member firm for assistance in completing the audit work associated with our operation in China. If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace our independent auditor. A delinquency in our filings with the SEC may result in the initiation of the delisting procedures, which could adversely harm our reputation and have other material adverse effects on our results of operation and financial condition.

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

As of the date of this annual report, Mr. Chuanwei Zhang, our founder, chairman and chief executive officer, beneficially owned approximately 25.5% of our total issued and outstanding ordinary shares. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

In addition, Mr. Zhang may have potential conflicts of interest with us arising from the ownership interests held by he himself and his close family members in Tianjin Renergy Electric Co., Ltd. and Mingyang Electrical and Mingyang Electrical’s immediate holding company, Zhongshan Mingyang Electrical Appliances Co., Ltd., or Mingyang Electrical Appliances, which is controlled by Mr. Zhang. We have recorded significant related parties transactions with these companies during the recent years. As a result, the interests of Mr. Zhang and his close family members as a controlling shareholder of these entities and the interests of our company may conflict. We cannot assure you that if conflicts of interest arise, Mr. Zhang will act in the best interests of our company or that any conflict of interest will be resolved in our favor.

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

On February 26, 2009, we incorporated China Wind Power Equipment Group Ltd under the laws of Cayman Islands as our ultimate holding company. In May 2009, China Wind Power Equipment Group Ltd changed its name to China Wind Power Equipment Group Limited and in April 2010, China Wind Power Equipment Group Limited changed its name to China Ming Yang Wind Power Group Limited. We currently operate our business in China and our principal place of business is located at Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong Province. Our telephone number at this address is +(86)-760-28138888 and our Internet website address is www.mywind.com.cn . The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs. As of December 31, 2012, an aggregate of 3,153,897 ADSs had been repurchased by us on the open market at prevailing market prices for an aggregate purchase price of approximately US$8.6 million. The repurchases have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. We did not repurchase any ordinary shares or ADSs in the years ended December 31, 2013 and 2014.

Developments Since 2011

Since 2011, we incorporated several new subsidiaries in China in order to further grow our business. We also establish joint ventures to jointly explore market opportunities. We have entered into shareholders agreements, pursuant to which we contributed cash into the registered capital of nine joint ventures. Among the joint ventures, GWPL was our subsidiary during year 2012 and 2013 and became our joint venture on January 1, 2014. In addition, we are entitled to share the joint venture’s operating results in connection with our investment in Datang Gongcheng New Energy Co., Ltd., or Datang Gongcheng. For joint ventures other than GWPL, in accordance with the shareholders agreements, the other shareholders of each joint venture are obligated to repurchase the equity interests held by us within two to five years after completion of certain milestone events. We are also entitled to a fixed annual return of 15% to 16% of the amount or portion of the amount we contributed to the registered capital of the joint ventures. The amount of the fixed-rate annual return will be settled by the other shareholders when they repurchase the equity interests in the joint ventures held by us. According to the shareholders agreements, unanimous consent between the other shareholders and us is required for all strategic financial and operating decisions of the joint ventures. We are not entitled to any dividend or residual interest of the joint ventures, except for the fixed-rate annual return. Most of our subsidiaries and joint ventures engage in the manufacturing and/or sales of wind turbines and rotor blades and we expect to continue to leverage these subsidiaries and joint ventures to explore additional market opportunities in their local areas.

In November 2012, we, through Mingyang Singapore, acquired a 50% equity interest in GWPL, which is mainly engaged in manufacture and sales of wind turbine in India. Upon completion of the acquisition, we obtained majority voting power at the shareholders meeting and the majority of seats on the board of directors of GWPL, therefore, we consolidated the results of GWPL into our financial statements since December 2012. Since January 1, 2014, we waived our right to appoint a simple majority of the members of the board of director of GWPL and the right to cast vote at any general shareholders meeting of GWPL. As a result, GWPL was treated as a joint venture of us since January 1, 2014 and we no longer consolidate its results into our financial statements for the year ended December 31, 2014 and beyond. GWPL currently has three wholly owned subsidiaries, responsible for infrastructure establishment, marketing and operational supporting. We tapped into Indian market through the acquisition of GWPL by leveraging its established facilities, marketing channels and customer base in India.

In 2012, 2013 and 2014, we incorporated a total of 11, 6 and 11 new subsidiaries, respectively, the majority of which are either expected to operate as project companies in order to engage in the constructions and investments in wind farm projects, or as production bases in order to enhance our production capacity.

B.	Business Overview

Overview

We are a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. As China had advanced in the world in terms of newly and cumulative installed capacity of wind turbines, and we expect to continue to increase our market share in China, we are well positioned to benefit from the projected significant growth in China’s wind power equipment industry. As of December 31, 2014, we had entered into sales contracts with 59 end customers to deliver 6,230 units of our wind turbines, representing wind power output of approximately 10,149MW. Among the 6,230 units, 4,274 units were delivered and 4,154 units were commissioned and revenue recognized as of December 31, 2014.

Our current products consist of (i) basic models of wind turbines with a rated power capacity of 1.5MW, (ii) wind turbines with a rated power capacity of 2.0MW, (iii) 2.5/3.0MW SCD and (iv) 6.0/6.5MW SCD wind turbines. Each product type may be installed with one of three rotor blade models depending on the location and wind conditions. 1.5MW wind turbines are the most widely used model in China. We have shifted our focus to the development of higher megawatt wind turbines as we believe they represent the current mainstream customer demand.

We have also entered into EPC arrangements to explore additional market opportunities. As of the date of this annual report, we had seven ongoing EPC arrangements for wind farm projects with an aggregate of 207 units of wind turbines. Approximately RMB479.8 million (US$77.3 million) was recognized as revenue under EPC arrangements in the year ended December 31, 2014.

We cooperate with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop our 1.5MW wind turbines and share intellectual property rights. We have designed and developed several customized models of our 1.5MW wind turbines to cater to the wind and other weather conditions and power grids in China. In addition, we also have obtained exclusive licenses from aerodyn Asia to manufacture and distribute SCD wind turbines in China. Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation in line with our specified operating conditions. Our second 3.0MW SCD prototype was delivered and installed for an onshore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. We recognized revenue from our SCD wind turbines for our Dabancheng project beginning 2012. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered and we have completed the in-house testing and commenced assembly for the gearbox. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the the installation was completed in mid 2014. It commenced commercial trial operation in March 2015. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation.

Our customers include five largest Chinese state-owned power producers, namely Huaneng, China Datang, Huadian, China Guodian Corporation, or Guodian, and CPIC, or their alternative energy subsidiaries, such as China Longyuan Power Group Corporation Limited, or Longyuan, a subsidiary of Guodian, and Datang Corporation Renewable Power Co., Limited, or Datang Renewable, a subsidiary of China Datang, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity that year. We also sell wind turbines to regional alternative energy investment companies, regional power producers and wind farm operators in the private sector.

Our facilities are currently located in Zhongshan, Tianjin, Jilin, Rudong, Dali, Inner Mongolia and Gansu in China. We expanded our designed annual production capacity from 288 units of 1.5MW wind turbines in 2007 to 3,196 units of 1.5MW/2.0MW wind turbines and 200 units of 2.5/3.0MW SCD wind turbines as of December 31, 2014, assuming 25 actual working days per month. In addition to our facilities in China, our joint venture in India, GWPL, has a turbine and tower manufacturing facility located in Silvassa, India, which has a designed annual capacity of approximately 600MW.

Our Products and Services

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

Under a supplemental agreement signed with aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010. The prototype has demonstrated successful operation since its connection to the grid at the end of 2010. Our second 3.0MW SCD prototype was delivered and installed for an onshore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. In June 2013, we installed another 3.0MW SCD prototype in a tidal flat area in Zhanjiang, Guangdong Province, which has demonstrated stable operation since its erection. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing and have commenced the assembly for the gearbox. The maximum rated power capacity of the 6.0MW SCD wind turbine prototype may also be adjusted to reach 6.5MW. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. It commenced commercial trial operation in March 2015. Since we intend to use the SCD wind turbines for offshore applications, our research staff have been collecting and analyzing offshore metrological data, hydrologic data and relevant information for the installation and operation of these wind turbines.

Other Potential New Products

To expand our product portfolio and to cater to market demand, we are currently developing in-house several new products. For example, we are developing a 5.5MW wind turbine model in response to the demand for larger multi-megawatt wind turbines.

In order to further diverisify our product portfolio, we have independently developed our own SCD related technologies for wind turbines, or the MYSCD wind turbines, which feature three-blade. In April 2014, we launched the design of 3.0MW MYSCD with 120-meter rotor blades. The assembly of the wind turbine was commenced in February 2015. We expect to finish the assembly in mid 2015. We also began the design of 3.0MW MYSCD with 130-meter rotor blades in February 2015. The 3.0MW MYSCD is customized to adapt the weather condition in northeast China. The 3.0MW MYSCD with 120-meter rotor blades is designed for low and medium wind speed while the turbine with 130-m rotor blades is for low wind speed regions.

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

Rotor Blades. We develop and manufacture in-house various rotor blades for our wind turbines. Two models of rotor blades for our 1.5MW wind turbines were utilizing aerodyn’s technologies transferred to us from Mingyang Electrical, namely, rotor blades with a length of 37.5 meters, or the regular rotor blades, and rotor blades with a length of 40.3 meters, or the enhanced rotor blades. The post-installation diameter of regular rotor blades and enhanced rotor blades reaches 77.1 meters and 82.6 meters, respectively. We also developed rotor blades with a post-installation of 89.0 meters for our 1.5MW wind turbines. We have developed and manufactured various models of rotor blades for our 2.0MW wind turbines with lengths of 104, 110 and 112 meters. We also have developed three models of rotor blades for our SCD wind turbines. Our rotor blades are made with glass fibers and have undergone special surface treatment to resist erosions from sandstorms and coastal salty air. Our rotor blades have extended length which provides our turbines with a larger swept area and a lower cut-in wind speed, which is the minimum speed at which the turbine can start rotating and generate power. This feature, together with the optimized aerodynamics design, increases the output of the wind turbine under low wind conditions and increase the output of the wind turbine.

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

EPC Arrangements

We entered into EPC arrangements to explore additional market opportunities. Under the EPC arrangements, we generally agree to develop the entire wind farm project, through an investment in a proposed project company, with the intention to sell and transfer to the end customers our capital investment in the project company or the wind farm, as the case may be, for an expected consideration consisting of our initial capital contribution and an agreed fixed return of a certain percentage of such initial investment, upon its completion. Under the EPC arrangements, the customers will pay us for our capital investment in each wind farm and the wind turbines that are installed, upon the transfer. The customers also usually agree to be responsible for obtaining relevant governmental approvals. As of the date of this annual report, we had seven ongoing EPC arrangements for wind farm projects with an aggregate of 207 units of wind turbines. Approximately RMB479.8 million (US$77.3 million) was recognized as revenue under EPC arrangements in the year ended December 31, 2014.

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

As part of our effort to implement design and functional improvements to our wind turbine manufacturing, we have been moderating our production output continuously. As a result, we were able to deliver 472 units, 614 units and 1,041 units of our wind turbines in 2012, 2013 and 2014, respectively. Our designed annual production capacity had achieved 3,396 units in 2014, including 1.5MW wind turbines, 2.0MW wind turbines and SCD wind turbines, compared to 3,396 units in 2013 and 2,966 units in 2012.

We currently assemble our wind turbines in our Zhongshan, Jilin, Tianjin, Rudong, Dali, and Inner Mongolia facilities, where we have a total of 77 assembly stations concurrently operating. We relocated the assembly lines at Xi’an facility to our new facility in Tianjin, which commenced commercial production in October 2010. As of December 31, 2014, our aggregate annual production capacity reached 3,196 units of 1.5MW/2.0MWwind turbines, 200 units of 2.5/3.0MW SCD wind turbines, assuming 25 actual working days per month.

We currently manufacture our rotor blades in our Zhongshan, Jilin, Dali, Gansu and new Tianjin facilities, where we have 32 blade molds with an aggregate annual production capacity of 2,412 sets of rotor blades.

We expanded our Zhongshan facility to increase its designed annual capacity of 2.5/3.0MW SCD wind turbines to 100 units in 2010, which was further increased to 200 units in 2011. We also expanded our production capacity in Tianjin. The aggregate designed annual capacity of Tianjin facility reached 986 units of 1.5MW/2.0MW wind turbines by the end of 2014. In addition, our facility for the manufacture of rotor blades in Jilin, Jilin Province, commenced commercial operation in February 2010 with a designed annual capacity of 384 sets. The other facility in Rudong, Jiangsu Province, the first phase of construction of which was completed in November 2010 and we commenced commercial production of 1.5MW wind turbines at our Rudong facility in September 2011. The Rudong facility has an annual designed production capacity of 200 units of 1.5MW wind turbines as of December 31, 2014. We established our Inner Mongolia facility which commenced commercial production in June 2011. The annual designed production capacity of this facility is approximately 388 units of 1.5MW/2.0 MW wind turbines. We commenced the production of our 2.0MW wind turbines since 2012 in our Jilin facility, where we had an aggregate annual production capacity of 480 units of as of December 31, 2014. Production capacity in our Jilin, Dali and Hami facilities varies in part because blade molds and work stations for wind turbines are transferred internally in accordance with anticipated production schedules.

The table below summarizes our historical actual and designed production capacities in different locations in the periods indicated:

Facilities	Products	Actual Commencement of Commercial Productions	Actual Units Produced as of December 31, 2012		Annual Designed Production Capacity as of December 31, 2012		Actual Units Produced as of December 31, 2013		Annual Designed Production Capacity as of December 31, 2013		Actual Units Produced as of December 31, 2014	Annual Designed Production Capacity as of December 31, 2014
Zhongshan, Guangdong Province	1.5/2.0MW wind turbines	August 2007	96 units		288 units		82 units		288 units		137 units	288 units
	2.5/3.0MW SCD wind turbines	September 2010	—		200 units		1 unit		200 units		9 units	200 units
	Rotor blades	May 2008	115 sets		360 sets		135 sets	(3)	360 sets	(4)	152 sets	360 sets
Jilin, Jilin Province	1.5/2.0MW wind turbines	December 2008	176 units		724 units		92 units		724 units		89 units	480 units
	Rotor blades	February 2010	79 sets		384 sets		65 sets		384 sets		3 sets	192 sets
Tianjin	1.5/2.0MW wind turbines	October 2010	233 units		786 units		249 units		986 units		235 units	986 units
	2.5/3.0MW SCD wind turbines	November 2010	—		200 units		—		—		—	—
	Rotor blades	March 2010	213 sets	(1)	900 sets	(2)	324 sets	(5)	900 sets	(2)	252 sets	900 sets
Rudong, Jiangsu Province	1.5/2.0MW wind turbines	September 2011	—		200 units		—		200 units		19 units	200 units
Dali, Yunnan Province	1.5/2.0MW wind turbines	January 2013	—		180 units		150 units		210 units		125 units	432 units
	Rotor blades		—		150 sets		112 sets		150 sets		87 sets	384 sets
Ulanchap, Inner Mongolia	1.5/2.0MW wind turbines	June 2011	17 units		388 units		25 units		388 units		10 units	388 units

Facilities	Products	Actual Commencement of Commercial Productions	Actual Units Produced as of December 31, 2012		Annual Designed Production Capacity as of December 31, 2012		Actual Units Produced as of December 31, 2013	Annual Designed Production Capacity as of December 31, 2013	Actual Units Produced as of December 31, 2014	Annual Designed Production Capacity as of December 31, 2014
Hami, Xinjiang Uyghur Autonomous Region (6)	1.5/2.0MW wind turbines	October 2013	—		—		3 units	400 units	405 units	422 units
JiuquanGansu	Rotor blades	December 2013	—		—		13 sets	576 sets	423 sets	576 sets

Total	1.5/2.0MW wind turbines		522 units		2,566 units		601 units	3,196 units	1,020 units	3,196 units
	2.5/3.0MW SCD wind turbines		—		400 units		1 unit	200 units	9 units	200 units
	Rotor blades		407 sets	(2)	1,794 sets	(3)	649 sets	2,370 sets	917 sets	2,412 sets

(1)	Includes the production capacity of 8 sets of rotor blades for our 2.0MW wind turbines.
(2)	Includes the production capacity of 144 sets of SCD rotor blades for our 2.5/3.0MW and 6.0MW SCD wind turbines and 162 sets of rotor blades for our 2.0MW wind turbines.
(3)	Includes 1 set of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(4)	Includes the production capacity of 120 sets of SCD rotor blades for our 2.5/3.0MW SCD wind turbines.
(5)	Includes 83 sets of rotor blades for our 2.0MW wind turbines.
(6)	We ceased the production at Hami facility when its lease expired in December 2014 and have relocated its production facilities to our other existing facilities in 2015.

In addition to our facilities in China, our joint venture in India, GWPL, has a turbine and tower manufacturing facility located in Silvassa, India. The facility currently has a designed annual capacity of approximately 600MW.

We intend to manage and expand our production capacity in a controlled manner to ensure that we complete such expansion in an efficient way at competitive costs and in a manner closely aligned with market demand. We locate our facilities close to areas where our customers have built or will most likely build wind farms in order to reduce our transportation costs in connection with the delivery of our wind turbines and replacement spare parts, facilitate our provision of prompt and responsive technical and maintenance support services. Our production facilities in Zhongshan, Rudong, Tianjin, Dali and Jilin are intended to serve the southern, eastern, central, western and northern regions of China, respectively and facilities in Inner Mongolia and Gansu are intended to serve the northwest region of China.

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

Supply of Raw Materials and Components

The key components of a wind turbine include the rotor blades, rotor hubs, main shafts, main frame, gearbox, bearing, generator, frequency converter, transformers, pitch control system and electrical control system. At the early stage of our operation, we purchased a small portion of rotor blades from third party manufacturers due to our then limited rotor blade production capacity. Starting from 2009, we manufactured all our rotor blades in-house for our wind turbines, using licensed technology from aerodyn Energiesysteme, to ensure the quality and supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, each a key component of our wind turbines, from Tianjin REnergy Electrical Co., Ltd., or REnergy, an affiliated entity controlled by our chairman and chief executive officer, Mr. Chuanwei Zhang. Starting from February 2010, we contracted REnergy to supply electrical control systems for us utilizing our proprietary technologies and our brand name. In addition, we mainly purchase parts and components of gearboxes and generators for our SCD wind turbines from overseas and domestic suppliers, including Lloyd Dynamowerke GmbH & Co. KG and Zahnradfertigung OTT GmbH & Co. KG, each a German company, and Nanjing Turbine & Electric Machinery. We assemble the purchased parts and components of gearboxes in-house, which we believe effectively contributes to the reduction of our total manufacturing costs.

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

We have established strategic relationships with our primary suppliers of main bearings, gearboxes, frequency converters and generators by entering into framework supply agreements to express the parties’ intention to explore future cooperative opportunities in good faith, including with regard to favorable pricing terms, supply priority, quality and post-sales service assurance and technology cooperation. For example, in February 2010, we entered into a framework supply agreement with Winergy Tianjin, the Chinese subsidiary of a world leading supplier of gearboxes, for the supply of our gearboxes for the years from 2010 to 2013. In 2009, we entered into strategic cooperation framework agreements with selected suppliers, including ABB Beijing Drive Systems Co., Ltd., or ABB Beijing, Schaeffler Hong Kong Company Limited, or Schaeffler, Nanjing Turbine & Electric Machinery (Group) Co., Ltd. and Wafangdian Bearing Company Ltd., or Wafangdian Bearing, under which we agreed in principle to provide these suppliers priority in exchange for most favorable pricing terms available as well as priority for additional orders from these suppliers. These strategic cooperative agreements do not contain substantive terms, and supply contracts with specific terms and conditions in each case will need to be separately entered into to carry out the parties’ intentions in the framework agreements, we believe that these strategic cooperation relationships have provided us with competitive advantages in terms of the quality, supply, price and after-sales services. Since January 2011, Nanjing High Speed also agreed to provide warranties for the gearboxes for a prolonged warranty period of 60 months from the commencement of operation of relevant wind turbines, or 66 months from the shipment of such parts or components, whichever is earlier, and is responsible for all costs incurred as a result of any problems due to the quality of its products. The agreements will be terminated upon the completion of the performance of obligations of both parties. We are also entitled to terminate the purchase agreements by written notice if (i) Nanjing High Speed is not able to deliver gearboxes in a specific time period, (ii) it fails to perform other obligations under the agreements, or (iii) we incur a significant loss due to the poor quality of its products. In addition, Mingyang Renewable Investment Holding Group Co., Ltd., previously known as Zhongshan Mingyang Energy Investment Co., Ltd., or Mingyang Renewable Investment, an affiliated entity controlled by Mr. Chuanwei Zhang, has invested 10% of the equity interest in a joint venture set up between VEM and Nanjing Turbine & Electric Machinery.

The table below sets out our key suppliers by major components:

Component	Supplier	Location
Hubs	Jiangsu Jixin Wind Power Technology Co., Ltd.	Jiangsu Province

Main shafts	Jiangyin Zhenhong Heavy Forging Co., Ltd.	Jiangsu Province
	Zhongyuan Speical Steel Co., Ltd.	Henan Province

Gearboxes	Nanjing High Speed	Jiangsu Province
	Bonfiglioli Drives (Shanghai) Co., Ltd.	Shanghai

Electric generators	Nanjing Turbine & Electric Machinery (Group) Co., Ltd.	Jiangsu Province
	Xiangtan Electric Limited Stock Ltd.	Hunan Province

Main frames	XiangTan Yongda Machine Manufacturing Co., Ltd.	Hunan Province
	Fengrun New Energy Equipment Co., Ltd.	Shaanxi Province
	Shandong Tongli Steel Structure Company	Shandong Province

Electrical control system (Control cabinet)	REnergy	Tianjin

Frequency converters	REnergy	Tianjin
	ABB Beijing	Beijing
	Guangdong Mingyang Longyuan Power and Electronical Co., Ltd.	Guangdong Province

Pitch control system	REnergy	Tianjin

Main bearing	Schaeffler	Hong Kong
	Wafangdian Bearing	Liaoning Province
	Luoyang LYC Bearing Co., Ltd.	Henan Province

Yaw and pitch bearing	Xuzhou Rothe Erde Slewing Bearing Co., Ltd.	Jiangsu Province
	Wafangdian Bearing	Liaoning Province
	Luoyang LYC Bearing Co., Ltd.	Henan Province

Transformers	Zhuhai South Hualitong Special Transformer Co., Ltd.	Guangdong Province

Nacelle cover	Jilin Dongqi Science & Technology Co., Ltd.	Jilin Province

Component	Supplier	Location
	Qinyang Yangpu Industry Co., Ltd.	Henan Province
	Xiangtan Leading Electric Co., Ltd.	Hunan Province

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

Once at wind farms, our installation team of engineers and professional staff will supervise third-party installation companies engaged by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure the proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines typically commences after they pass the durability test. So far, none of our wind turbines has failed to pass the durability test within the time period accepted by the customer. In 2014, a total of 1,041 units wind turbines were delivered, 1,137 units had passed the functionality test and were commissioned for which we recognized revenue. We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement.

Our on-site engineers at the wind farms provide feedback to our research and development team and quality control team to further improve our product design and the manufacturing process.

We have established a tracking system to enable us to identify the underlying quality issues of the raw materials and components in order to seek compensation from the suppliers.

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2014:

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

Certification of Our Products

We believe that we are among the first Chinese wind turbine manufacturers to apply for type certificates from GL and are the first Chinese wind turbine manufacturer to have received a design stage statement of compliance. Our wind turbines are designed to meet the specifications set by GL. In June 2007, we received a statement of compliance for C-Design assessment of design plausibility for our MY1.5s model prototype installed in Zhanjiang. In December 2009, we received a statement of compliance for D-Design assessment, from GL for another of our MY1.5se model wind turbines. We had also obtained from WINDTEST Kaiser-Wilhelm-Koog GmbH, or WINDTEST, a leading wind turbine testing firm in Germany and a subsidiary of GL, reports on power performance measurement, acoustic noise measurement and power quality measurement for our 1.5MW wind turbines in Zhanjiang. We obtained a statement of compliance for B-Design assessment in October 2011 and a statement of compliance for A-Design assessment in March 2012 for our MY1.5s models from GL. We also obtained a GL B Type Certificate and a GL A Type Certificate for our MY1.5s model in September 2012 and June 2013, respectively. We also obtained a GL A Type Certificate for our MY1.5 MW with 89.0 meter diameter rotor blades in July 2014. As of the date of this annual report, we are in the process of applying for GL certifications for our MY1.5MW with 77.0 meter diameter rotor blades.

In addition, we received several product design certificates from CGC, for our 1.5MW wind turbines. According to the Provisional Measures for Administration of Special Funding for the Industrialization of Wind Power Equipment promulgated by the Ministry of Finance of China on August 11, 2008, certificate from CGC is one of the requirements imposed by Chinese regulations on wind turbine manufacturers to be eligible to receive state funding. We received the funding from the provincial authority for our facility expansion in Zhongshan, Guangdong Province for the three years ended December 31, 2012. We also received certificate for our regular rotor blades from CCSC, a Chinese certification and inspection institution, in November 2009. As of December 31, 2014, our wind turbine products had obtained 12 certificates from domestic and overseas certification bodies and passed 46 various domestic power grid tests.

In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled the LVRT requirements in accordance with the grid code in China. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China. The LVRT refers to the capability of a wind turbine to react properly to sudden fluctuations in grid voltage and remain connected to the grid under these abnormal conditions. In December 2011, the National Energy Administration issued rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving LVRT capabilities. Currently, 27 of our wind turbine models have passed LVRT test. We believe all of our wind turbines are able to meet the LVRT requirements.

We believe that these certifications will enhance our credibility and help us attract new customers, especially as we expand in the overseas markets.

The following table sets forth the major effective certifications we have received as of December 31, 2014.

Certification Test Date	Certifications or Test Standard	Relevant Product

September 2011	CGC GB18451.1-2001	MY1.5sl (89.0-meter rotor blade)

November 2011	CGC GB18451.1-2001	SCD3000 loading system

March 2012	GL Statement of Compliance for the A-Design Assessment	MY1.5s model

September 2012	GL B Type Certificate	MY1.5s model

February 2013	TÜV NORD CERT GmbH	SCD6.0

June 2013	GL A Type Certificate	MY1.5s model

March 2014	CGC IEC 61400-1:1999	MY2.0 (104.0-meter rotor blade)

May 2014	CGC IEC 61400-1:1999	SCD3.0 (110.0-meter rotor blade)

July 2014	GL A Type Certificate	MY1.5 (89.0-meter rotor blade)

November 2014	CGCTC IEC 61400-1:1999 (A Type Certificate)	MY1.5 (82.0-meter rotor blade)

December 2014	CGC IEC 61400-1:1999	MYSCD3.0 (120.0-meter rotor blade)

Distribution, Warranty and Maintenance Support Services

We are typically responsible for shipping the wind turbines to the wind farms designated by our customers. Due to the size and weight of wind turbines, transportation cost is typically high, constituting approximately 2.6% of the all-in-cost of a wind turbine, depending on transportation distance. In order to minimize transportation cost, we strategically build our facilities close to areas where wind farms are built.

Our average transportation cost per unit increased from RMB138,000 in 2012 to RMB165,000 in 2013, primarily due to the long distance and high altitude areas in northwestern and southwestern China where we delivered our wind turbines. Our average transportation cost per unit decreased to RMB124,000 (US$19,985) in 2014, primarily because we arranged the production of wind turbines in its production facilities which were close to the designated wind farms.

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

Our Customers

Approximately 59.1% of our total revenue derived from the sales of wind turbines through 2012 to 2014 were generated from the five largest state-owned Chinese electric power producers, namely, China Datang, Huadian, Guodian, CPIC and Huaneng, or their alternative energy subsidiaries, such as Longyuan and Datang Renewable, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity that year. Our three largest customers, as measured by units of wind turbines contracted since our inception in 2006 through December 31, 2014, were Huaneng, Huadian and China Datang. Our customers have wind farms that are located in many provinces and autonomous regions in China, especially in areas with abundant wind resources, for example Inner Mongolia Autonomous Region, Gansu Province, Guangdong Province, Jilin Province, Ningxia Autonomous Region, Yunan Province, Guangxi Province, Liaoning Province and Hebei Province.

We also sell wind turbines to regional alternative energy investment companies, regional electric power producers and wind farm operators in the private sector, including Shang Yi Chahar Wind Power Co., Ltd., Beijing Energy, Yudean, Guangdong Shuidian Bureau Two Co., Ltd., Fujian Investment and Development Group Co., Ltd., Inner Mongolia Aode Sente New Energy Development Co., Ltd., Da’an Runfeng Energy Development Co., Ltd. and Shanghai Chengrui Investment Ltd. New orders from these regional customers amounted to 317 units, 232 units and 757 units in 2012, 2013 and 2014, respectively, accounting for approximately 66.6%, 22.5% and 53.4% of our total orders, in terms of total power output, for the years ended December 31, 2012, 2013 and 2014, respectively. We expect the market shares in China’s wind power industry contributed by these regional alternative energy investment companies to continue to increase in the near future.

We, through Mingyang Electrical, received our first order from Yudean for its wind farm located in the Guangdong Province in May 2007. Since our inception in 2006 through December 31, 2014, we entered into sales contracts with 59 end customers to deliver 6,230 units of our wind turbines, including 4,782 units of our 1.5MW wind turbines, 1,368 units of 2.0MW wind turbines and 80 units of SCD wind turbines, respectively. We delivered 472 units, 614 units and 1,041 units of wind turbines and recognized revenue for 518 units, 549 units and 1,137 units of wind turbines, which amounted to RMB2,649.7 million, RMB2,688.8 million and RMB5,634.4 million (US$908.1 million) in 2012, 2013 and 2014, respectively.

As of the date of this annual report, we contracted and delivered various models of wind turbines, including 1.5MW, 2.0MW and 2.5/2.75/3.0MW SCD wind turbines. The following table sets forth the number of wind turbines we secured contract for, delivered and commissioned and recognized revenue that is attributable to the sales of wind turbines as of the dates and for the periods indicated:

Quarter	New Orders Signed		Cumulative Orders Signed(1)	Deliveries(2)	Cumulative Deliveries(1)	Commissioned and Revenue Recognized(3)	Cumulative Commissioned and Revenue Recognized(1)
	(in units of wind turbines)
2010
First Quarter	265		1,423	67	514	128	296
Second Quarter	370		1,793	77	591	182	478
Third Quarter	288		2,081	188	779	239	717
Fourth Quarter	176		2,257	278	1,057	253	970
2011
First Quarter	232		2,489	177	1,234	198	1,168
Second Quarter	253	(4)	2,742	212	1,446	245	1,413
Third Quarter	197		2,939	384	1,830	370	1,783
Fourth Quarter	292		3,231	317	2,147	167	1,950
2012
First Quarter	150		3,381	28	2,175	80	2,030
Second Quarter	66		3,447	96	2,271	116	2,146
Third Quarter	160		3,607	154	2,425	152	2,298
Fourth Quarter	105		3,712	194	2,619	170	2,468
2013
First Quarter	202		3,914	136	2,755	150	2,618
Second Quarter	264		4,178	88	2,843	103	2,721
Third Quarter	168		4,346	168	3,011	179	2,900
Fourth Quarter	458		4,804	222	3,233	117	3,017
2014
First Quarter	407		5,211	108	3,341	249	3,266
Second Quarter	350		5,561	184	3,525	190	3,456
Third Quarter	324		5,885	304	3,829	309	3,765
Fourth Quarter	345		6,230	445	4,274	389	4,154

(1)	As of the end of the quarter.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Commissioning of a wind turbine refers to a commissioning test, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids in future. A durability test is conducted following the commissioning.
(4)	In September 2013, we amended the sales contract with Huaneng Zhanjiang Wind Power Co., Ltd. The total number of contracted wind turbines was changed from 18 units of 2.75MW wind turbines to 20 units of wind turbines, consisting of 10 units of 2.0MW and 10 units of 3.0 MW wind turbines.

Sales and Marketing

China’s wind power industry is at its expansion stage. Before 2008, there were few market players in the wind turbine industry and wind turbine contracts were primarily granted to large state-owned wind turbine manufacturers jointly with wind farm operators through a commission bidding process organized by NDRC. As a result, key state-owned wind turbine manufacturers dominated the market. Since 2008, however, Chinese wind farm operators have increasingly adopted competitive bidding and the purchase orders we obtained have increased significantly.

As of December 31, 2014, our marketing and sales team consists of 60 individuals. We have regional sales managers, focusing on the northeastern, northwestern, eastern and southern China regions, and customer sales representatives focusing on individual customers. We typically enter into sales contracts with our customers on a project-by-project basis, which provide for the model and number of units of wind turbines to be delivered to designated wind farms. Wind turbines with parts and components and related services we provide under the sales contract are required to meet the technology specifications and are subject to inspections and examinations by our customers. Our customers make payments to us in installments in accordance with payment schedules under the sales contracts, which are usually in line with our delivery and installment schedules. In addition, the customers are entitled under the sales contracts to modify the terms and provisions of the sales contracts upon prior written notice. They are also entitled to terminate the sales contract upon written notice in the event of a delay in the delivery of wind turbines and related services which is longer than a grace period provided under the sales contract. In the circumstance of force majeure, both parties may terminate the contract upon a written notice.

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

Strategic Cooperation Relationship and New Customer Base

We enter into framework cooperation agreements with wind farm operators and local governments in areas with abundant wind resources and potential for wind farm development. In June 2012 and April 2012, we entered into strategic cooperative agreements with the Committee of High-Tech Industry Development Zone of Yangjiang, Guangdong Province and the local governmental authorities of Gaozhou, Guangdong Province and Dali Bai Autonomous Region, Yunnan Province, respectively, in connection with granting us priority to develop wind farm projects in those local areas. In March and July 2013, we entered into cooperative agreements with the local governmental authorities in Ar Khorchin Banner of Inner Mongolia and Rongjiang County, Guizhou Province, respectively. In October 2013, we also entered into a wind-solar project investment agreements with the local governmental authority in Qinghai Province. These agreements are ALL in connection with wind farm development and wind turbine supply.

During the year ended December 31, 2014, we had also entered into over 20 strategic cooperation agreements with our current customers, including China Datang, Huaneng and prospective customers, to further capture more market opportunities in selected regions and sales contracts with them for certain of their future wind farm projects. Under these strategic cooperation agreements, these customers generally agreed to provide us with priority when they select suppliers for certain of their wind farm projects subject to requirements and restrictions of relevant laws and regulations. In exchange, we agreed to offer a wide array of supporting services and assistance to these customers, including necessary assistance in obtaining approvals for wind farm projects, facilitating wind farm construction and operation, providing favorable commercial terms to these customers when we are selected as their wind turbine provider. Cooperation under these strategic agreements will be subject to a further detailed agreement on a project-by-project basis. These agreements generally do not have a term and can be terminated by mutual consent. For example, in March 2014, we entered into a strategic cooperation agreement with China Datang to foster wind power development in Guangxi province and to localize the production of multi-megawatt wind turbines. In May 2014, we entered into a strategic cooperation agreement with the local governmental authority of Inner Mongolia Autonomous Region to establish a special alliance with Xilin Gol League administration office of Inner Mongolia Autonomous Region to promote local wind power development.

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

Research and Development Capabilities and Technology Partnership

We spent approximately RMB85.8 million, RMB102.6 million and RMB89.5 million (US$14.4 million) on our research and development activities, during the fiscal years ended December 31, 2012, 2013 and 2014, respectively. We focus on enhancing our independent research and development capabilities and leveraging our relationships with international and domestic well-known research and development institutions, laboratories and universities.

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

Our research and development efforts have been recognized by relevant authorities. For example, we received government grants of RMB166.7 million, RMB13.6 million and RMB26.5 million (US$4.3 million) in 2012, 2013 and 2014, respectively, mainly to support our research and development projects for large capacity and offshore wind turbines, the improvement of our manufacturing facilities, the industrialization of turbines and key components, and the acquisition of land use rights. Government grants that compensate us for research and development expenses incurred are recognized as other income in the same periods in which the expenses are recognized. Government grants that compensate us for the cost of an asset are recognized in other income over the useful life of the asset.

As of December 31, 2014, our research and development and technology team had 289 members with in-depth knowledge of China’s wind and weather conditions as well as substantial technical expertise in the design, development and manufacturing of megawatt-class wind turbines. Our team focuses on projects including micro-siting analysis, wind turbine design and development, blade design and manufacturing technologies, tower and offshore foundation development, testing and monitoring technology, electrical control and automation technology, and electric power transmission and distribution technology. We designed and developed the full capacity performance testing platforms for our 1.5MW wind turbines and SCD wind turbines. We have expertise in electrical control technology (including wind turbine monitoring and control, generator control, soft cut-in grid connection and inverting and pitch control technology). We contracted a third party to develop the electrical system for our wind turbines and own the intellectual property right to the source code of such electrical control technology.

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

We also have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China under our brand name. Our SCD wind turbines feature a two-blade and modular design, a sealed rotor hub and nacelle and a highly compact drive train. Compared to conventional wind turbines manufactured and installed in China of the same rated power capacity, our SCD wind turbines have a smaller external size and weigh less therefore require smaller foundations, cost less to transport and install. These features enable our SCD wind turbines to be installed on land as well as in water more than ten kilometers away from the shoreline. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation since then. We delivered and installed an additional SCD prototype in November 2010. We commenced the small-batch manufacturing of our 2.5/3.0MW SCD wind turbines in the second half of 2010. We have also launched the design process for customized models of 3.0MW SCD wind turbines which is expected to be installed in law wind speed areas. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. And it began commercial trial operation in March 2015. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. We believe that our SCD technologies and wind turbines will further enhance our leadership and increase our market shares in wind power industry in China. In addition, we have finished the design work for the 58.5 meter diameter carbon rotor blades for SCD3.0MW wind turbine, which is designed and suitable for low wind speed areas. However, we intentionally postponed the commercial manufacturing of this carbon blade and SCD wind turbine modification given the current high manufacturing costs.

Intellectual Property

Patents, trademarks and other proprietary rights are important to our business. We also rely on licensing opportunities, trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position in China’s wind power equipment industry. We have applied for patent protection in connection with our nacelle designs with elevated internal pressure, wind turbine technology under sandstorms and typhoon weathers, assembly process techniques and other turbine technologies. As of December 31, 2014, we had obtained two copyrights, 188 patents and 161 patent applications at various stages pending in China, all of which were granted initial approvals. We plan to apply for additional patents in the future. According to relevant laws and regulations in China, our copyright has a term of protection of 50 years from the date of first publication, and our patent rights have a term of protection of ten years from the date of application.

Moreover, our anti-typhoon wind turbine, multi-megawatt wind turbine for humid environment and wind turbine integrated jacket device had been recognized as the gold prize of Patent Prize of Zhongshan City in 2010, 2012 and 2013, respectively. Multi-megawatt wind turbine for humid environment was also been awarded the outstanding patent prize of Patent Prize of Guangdong Province in 2013.

The following table sets forth the application dates and the types of the material patents we had obtained as of December 31, 2014:

Patent	First Publication/Application Date	Type
MY1.5s wind turbine process software	February 2007	Copyright
Anti-typhoon wind turbine	January 2008	Utility model
Nacelle for wind turbines	December 2008	Design
Anti-sand storm system	December 2008	Utility model
Lighting structure for wind turbine nacelles	May 2009	Utility model
Trigger device for limit switches	August 2009	Utility model
Wind turbine (SCD with two rotor blade)	July 2010	Design
Multi-megawatt wind turbine for humid environment	September 2010	Utility model
Multi-megawatt wind turbine for high altitude areas	September 2010	Utility model
Multi-megawatt wind turbine for extreme low temperature areas	September 2010	Utility model
Turbine tower	September 2010	Utility model
Blade full life cycle risk assessment system	November 2013	Copyright
Gearbox test bed	September 2014	Invention

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

License for the SCD Technology. We have obtained exclusive license rights from aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines and 6.0MW SCD wind turbines in China, under a license agreement dated July 28, 2008 and as supplemented on January 18, 2009. Under a supplemental agreement signed in July 2010, we were also allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of aerodyn Asia on a project-by-project basis. Aerodyn Asia has been delivering us the licensed technologies, including drawings, specifications and manuals, for us to build the first 2.5/3.0MW SCD wind turbine prototype. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 and delivered and installed it in a tidal flat area in Rudong, Jiangsu Province in August 2010, which was connected to the grid at the end of 2010. We agreed to pay an initial licensing fee in installments in the total amount of €7.0 million and €12.0 million for the licensed technologies of 2.5/3.0MW SCD wind turbine and 6.0MW SCD wind turbine, respectively. We also delivered and installed a SCD 3.0MW prototype to Xinjiang Uyghur Autonomous Region in November 2010. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. It commenced commercial trial operation in March 2015.

We are also required to make ongoing royalty payments for each unit of SCD wind turbine we sell, excluding the prototype, as follows:

Number of Units We Sell	Royalties	Minimum Royalty Payment
First 100 units	2% of sales price	No less than €16,000 per MW
Next 400 units	1.5% of sales price	No less than €12,000 per MW
Next 500 units	1% of sales price	No less than €8,000 per MW
After 1,000 units	0.5% of sales price	No less than €4,000 per MW

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

Competition

The Chinese wind power equipment industry is intensely competitive, rapidly evolving and highly fragmented. We expect the competition to further intensify as new players enter the market including some of our customers. We currently compete with both domestic and international wind turbine manufacturers. Our major domestic competitors include Goldwind, Guodian United Power Technology Co., Ltd. and Envision Energy Limited. Our key international competitors include Siemens from Denmark, GE Energy, the alternative energy arm of GE from the United States, Vestas from Denmark, Enercon from Denmark, and Gamesa Corporación Tecnológica S.A. from Spain.

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

Laws and Regulations Promoting the Development of the Renewable Energy Industry

Renewable Energy Law and Regulations

According to Renewable Energy Law, which became effective on January 1, 2006, the renewable energy industry, which includes the wind power industry, is subject to regulations of the national energy authority. Pursuant to the Renewable Energy Law, the PRC government encourages the development and utilization of renewable energy resources, including the funding of scientific and technological research in renewable energy applications and the industrialization of the renewable energy industry. The Renewable Energy Law also authorizes the relevant pricing authorities to set on-grid tariffs in order to promote renewable energy utilization and to adjust such tariffs in accordance with improvements in renewable energy technologies. In addition, grid enterprises are required to enter into grid connection agreements with power producers that have legally obtained administrative licenses or for which a filing has been made, and are required to buy all of the grid-connected electricity generated from renewable energy within the coverage of their power grid. Renewable Energy Law was amended on December 26, 2009 and the amendment became effective on April 1, 2010.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

SAFE Circular 37

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE in October 2005. A PRC resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls a company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such company located outside of China is referred to as an offshore special purpose vehicle. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on PRC subsidiaries’ foreign exchange activities and their ability to distribute dividends to the special purpose vehicle.

We are advised that Mr. Chuanwei Zhang, a beneficial owner of us who is known to us to be a PRC resident, has completed his registration with local SAFE branch as required under the SAFE notice in connection with his initial acquisition of his beneficial interests in offshore special purpose companies. We are also advised that he has completed the amendment to the registration in connection with the transfers of his equity interests in such offshore special purpose vehicles for beneficial ownership in us. As SAFE Circular 37 becomes effective, PRC residents who are beneficial holders of our shares will need to comply with the registration procedures in connection with their investment in us as described in SAFE Circular 37.

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

On January 1, 2014, pursuant to the waiver letter issued by Mingyang Singapore to GWPL, we waived part of our voting power at the shareholders’ meeting, as well as one of our seats on the board of directors of GWPL at our sole discretion from January 1, 2014. Subsequent to the waiver, we have 50% voting power at the shareholders’ meeting and 50% of the seats on the board of directors of GWPL. In this connection, we reassessed our involvement in GWPL, and concluded that we no longer has existing rights to direct the activities that significantly affect GWPL’s returns, and hence have lost control over GWPL upon effectiveness of the waiver. We believes that through the waiver we and the other shareholders will share joint control in GWPL, which provides a basis of cooperation for the improvement of GWPL’s future operating results. As a result, we deconsolidated GWPL and accounted for GWPL as a joint venture from January 1, 2014 and we excluded GWPL from the scope of internal control on financial reporting evaluation in 2014 and beyond. We shall continue to provide support to GWPL to ensure high quality of financial reporting is maintained.

(1)	Ming Yang Wind Power (International) Co., Limited holds 66% equity interest in M.W. Wind Power OOD, a Bulgarian company, which currently has two wholly owned subsidiaries, namely W. Power EOOD and W. Power-2 EOOD. Ming Yang Wind Power (International) Co., Limited holds 66.7% equity interest in MW EP Renewables International LTD. (CYPRUS), a Cyprus company, which currently has two wholly owned subsidiaries, namely A1 Development EOOD and Eurorom Invest SRL, and 99% equity interest in MW Renewable International SRL.
(2)	The remaining 2% equity interest in Mingyang Holdings (Singapore) Pte. Ltd. is held under the names of two third parties on trust for Mingyang International in order to meet the local requirements in Singapore. As such, Mingyang International has effectively in aggregate holds 100% equity interest in Mingyang Singapore. Mingyang Holdings (Singapore) Pte. Ltd. holds 50% equity interest of GWPL.
(3)	Jilin Mingyang Wind Power Technology Co., Ltd., or Jilin Mingyang, has four subsidiaries in China, namely Da’an Mingyang New Energy Equipment Co., Ltd., Taonan Mingyang New Energy Equipment Co., Ltd., Shuangliao Mingyang New Energy Equipment Co., Ltd., and Baicheng Mingyang New Energy Equipment Co., Ltd. Jilin Mingyang has a Hong Kong subsidiary, namely Mingy Yang Renewable (HK) Co., Limited.
(4)	The remaining 40% equity interest in Jiangsu Mingyang Wind Power Technology Co., Ltd., or Jiangsu Mingyang, is held by Jiangsu DiAo Investment Co., Ltd., an independent third party.
(5)	The remaining 45% equity interest in Rich Offshore Engineering Ltd. is held by Mr. Jinfa Wang, a director of us, and Mr. Ronghua Zhu, an employee of us.
(6)	Beijing Jieyuan Xinneng Investment Co., Ltd. has four subsidiaries in China, with 100% in Henan Tianrun Wind Power Co., Ltd. and Shaanxi Dingbian Jieyuan New Energy Co., Ltd., 90% equity interest in Inner Mongolia Ming Yang New Energy Development Co., Ltd., and 80% equity interest in Shaanxi Jingbian Mingyang New Energy Co., Ltd.
(7)	There are one Indian joint venture, GWPL, and seven PRC joint ventures, namely Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd., or Zhongdan Ruihao, Daqing Dumeng Hujitumo Wind Power Co., Ltd., or Daqing Dumeng, Xinjiang Wanbang Energy Development Co., Ltd., or Xinjing Wanbang, Daqing Dumeng Dairy Farm Wind Power Co., Ltd., or Daqing Dairy Farm, Inner Mongolia Mingyang Wind Power Co., Ltd., or Inner Mongolia Wind Power, Daqing Dumeng Huzhen Dairy Farm Wind Power Co., Ltd., or Huzhen Dairy Farm, and Datang Gongcheng New Energy Co., Ltd., or Datang Gongcheng. We invested in the RPC joint ventures to perform our obligations under our EPC arrangements.

We conduct the majority of our operations through our key operating subsidiaries in the PRC as follows:

•	We design, manufacture, sell and service our wind turbines primarily through Guangdong Mingyang, Jilin Mingyang and Yunnan Mingyang Wind Power Technology Co., Ltd., or Yunnan Mingyang;

•	We develop and manufacture rotor blades primarily at Tianjin Mingyang Wind Power Blade Technology Co., Ltd., or Tianjin Blade and Zhongshan Mingyang Wind Power Blade Technology Co., Ltd., or Zhongshan Blade and Gansu Mingyang New Energy Technology Co., Ltd., Gansu Mingyang; and

•	We manufacture and assemble wind turbines primarily at Tianjin Mingyang Wind Power Equipment Co., Ltd., or Tianjin Equipment.

We own 99.16% of the equity interest in Guangdong Mingyang through several intermediate holding companies, namely:

•	First Base, a wholly owned holding company incorporated in Hong Kong;

•	Keycorp, a wholly owned holding company incorporated in Hong Kong;

•	Sky Trillion, a wholly owned holding company incorporated in the British Virgin Islands;

•	King Venture, a wholly owned holding company incorporated in Hong Kong;

•	Tech Sino, a wholly owned holding company incorporated in Hong Kong;

•	Asiatech, a wholly owned holding company incorporated in Hong Kong;

•	Rich Wind Energy Two, a wholly owned holding company incorporated in the British Virgin Islands, which indirectly holds its interest in Guangdong Mingyang through Tyson, its wholly owned holding company incorporated in Hong Kong; and

•	Mingyang Wind Power Investment Holding (Tianjin) Co., Ltd., a wholly owned holding company in corporate in Tianjin in October 2010, which currently owns 15.66% equity interest in Guangdong Mingyang.

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

We are headquartered in Zhongshan, Guangdong Province and have production facilities in Zhongshan, Guangdong Province; Jilin, Jilin Province; Tianjin; Rudong, Jiangsu Province; Ulanchap, Inner Mongolia; Dali, Yunnan Province; Guiyang, Guizhou Province; and Jiuquan, Gansu Province. Zhongshan, Guangdong Province:

•	In 2010, we leased an aggregate floor area of approximately 16,000 square meters for wind turbine assembly, rotor blade manufacturing and administrative activities from Mingyang Electrical, a related party. Mingyang Electrical transferred its land use rights with respect to such facility to Zhongshan Ruiyang, which we acquired 100% equity interest in 2011. As such, we currently owned the land use rights and the associated facilities. We, through Zhongshan Mingyang Wind Power Equipment Co., Ltd., a subsidiary we acquired in January 2010, also have the land use rights, which expire in 2048, to a parcel of land with an aggregate area of approximately 32,000 square meters, on which we have built a facility with an estimated aggregate floor area of approximately 7,800 square meters for wind turbine manufacturing. We have an additional assembly stations for our 2.5/3.0MW SCD wind turbines in Zhongshan and obtained the land use right in November 2010, which expire in 2048, to a parcel of land with an aggregate area of approximately 26,805 square meters. In December 2011, we, through Guangdong Mingyang, obtained a land use right to one parcel of land with an aggregate area of approximately 312,187 square meters. The land use right will expire in October 2061. As such, we currently own all the land use rights and the associated facilities located in Zhongshan.

•	Tianjin: We entered into two agreements to lease from Tianjin Technology for a facility with an aggregate gross floor area of approximately 25,000 square meters for a term of two years starting from January 2010 and an aggregate gross floor area of approximately 29,000 square meters for a term of two years starting from June 2010, respectively. We have acquired the remaining equity interest in Tianjin Technology from Tianjin Jinneng and as a result, Tianjin Technology has become a wholly owned subsidiary of us. As such, we currently own the land use rights with respect to the facilities currently held by Tianjin Technology.

•	Jilin, Jilin Province: We obtained the land use right to one parcel of land with a site area of approximately 48,000 square meters. These land use right expire in December 2056. We have obtained property rights certificates for the facilities and ancillary buildings on these properties which have an estimated aggregate floor area of approximately 11,700 square meters. We have a new facility for the manufacture of rotor blades in Jilin, which has an aggregate floor area of 11,000 square meters.

•	Rudong, Jiangsu Province: We obtained land use rights to four parcels of land with an aggregate area of 80,000 square meters. The land use rights expire in 2060 and 2061, respectively. Our Rudong facility commenced commercial production in September 2011 and has an aggregate floor area of 33,000 square meters.

•	Ulanchap, Inner Mongolia: We obtained land use rights to a parcel of land with an aggregate area of approximately 116,401 square meters. Our Inner Mongolia facility commenced commercial production in June 2011 and has an aggregate floor area of 9,931 square meters. The land use rights expire in October 2061.

•	Dali, Yunnan Province: We entered into a lease agreement to lease from an independent third party for a facility with an aggregate gross floor area of approximately 30,000 square meters in June 2012. The lease agreement has a term of three years. We entered into a supplementary agreement with this landlord for an additional aggregate gross floor area of 7,953 square meters in April 2014 at the same termination date of the first agreement. We expect to renew the lease upon its expiration.

•	Guiyang, Guizhou Province: We, through Guizhou Mingyang Wind Power Technology Co., Ltd., obtained land use rights to a parcel of land with an aggregate area of approximately 165,333 square meters. The land use rights expire in July 2062. We are currently establishing our facilities in Guiyang.

•	Jiuquan, Gansu Province: We, through Gansu Mingyang New Energy Technology Co., Ltd., leased from an independent third party approximately 7,100 square meters for blade production. The facility was commenced production in October 2013 and the lease expires in December 2015.

We ceased production at our Xi’an facility in December 2009 and at our old Tianjin facility in November 2009, respectively, and we relocated these operations to our new facility in Tianjin. In addition, we, through Gansu Mingyang New Energy Technology Co., Ltd., leased from an independent third party approximately 6,000 square meters for blade production, which commenced production in December 2013. We ceased the production at our Hami facility when the lease expired in December 2014 and have relocated its production facilities to our other existing facilities in 2015.

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

Overview

We are a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were founded in June 2006 and have since experienced significant growth. As of December 31, 2014, we had entered into sales contracts with 59 end customers to deliver 6,230 units of our wind turbines. We recorded a loss for the year of RMB300.8 million and RMB647.4 million in 2012 and 2013, respectively, and generated a profit in the amount of RMB354.5 million (US$57.1 million) in 2014.

During the years ended December 31, 2012, 2013 and 2014, wind turbines we delivered and other operating data were as follows:

	2012	2013	2014
Wind turbines we delivered (units)	472	614	1,041
Wind turbines commissioned for which we recognized revenue (units)	518	549	1,137
Sales of wind turbine (in RMB millions)	2,649.7	2,688.8	5,634.4
Wind turbines we delivered for which we have yet to recognize revenue (units)	151	216	120
Deferred revenue (in RMB millions)	581.2	817.6	741.3

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

On the other hand, to enhance the safety and quality of national power grid, relevant authorities in China have recently implemented stricter industrial standards and requirements for wind power manufacturers and turbines to be connected to the grid. For example, up to 18 new industrial standard technical norms issued by the National Energy Administration came into effect on November 1, 2011. In addition, in December 2011, the National Energy Administration issued rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving the low-voltage-ride-through, or LVRT, capabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Uncertainties and adverse changes in government policies relating to the wind power equipment industry may have an adverse impact on us.” The new rules require the wind turbine manufacturers to devote increasingly significant efforts and capital resources on research and development, ensuring the quality and efficiency of the wind turbines. In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled LVRT, requirements in accordance with the grid code in China. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China, which has limited resources. It is increasingly costly for new wind turbines to obtain such LVRT certification. New government or industrial policies providing higher quality standards for wind turbines in the future may subject us to higher costs and greater technical challenges.

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

In recent years, the supply of wind turbines has increased significantly as many manufacturers worldwide, including our company, have engaged in significant production capacity expansion. Beginning in late 2008, this increase in supply resulted in the reductions of prevailing market prices of wind turbines. In particular, the prevailing market prices of wind turbines further declined significantly during 2011 due to the intensified competitive economic environment. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding value-added taxes, or VAT, on a per kilowatt, or kW, basis, decreased from RMB3,140 per kW in 2012 to RMB 3,124 per kW in 2013 and increase to RMB3,329 (US$536.5) per kW in 2014, based on the sales contracts we entered into in relevant periods. The average contract selling price for our 2.0MW wind turbines was RMB3,172 per kW and RMB3,342 (US$538.6) per kW in 2013 and 2014, respectively.

Prices of Raw Materials and Components and Their Availability

Raw materials and components used in the production of our wind turbines are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. The fluctuations in prices of such raw materials and components and their availability will affect our operating results. We manufacture rotor blades in-house to ensure quality, adequate and timely supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, a device that converts and controls the frequency of the electric current, each a key component of our wind turbines, from REnergy, an affiliated entity. Starting from February 2010, we contracted REnergy to supply electrical control cabinets which contain electrical control systems utilizing our proprietary technologies and our brand name. Since January 2011, our key suppliers started to provide us with a warranty period up to 60 months. We generally engage two or three suppliers for each of our major components in order to minimize the dependency on any single supplier. We do not currently depend entirely on any single supplier for any major components and raw materials and believe that most components and raw materials we require for our production are generally available. We have also established strategic relationships with certain key suppliers, including suppliers for gearboxes, frequency converters and main bearings, by entering into cooperation framework agreements that provide for favorable pricing terms and supply priority to us. These cooperation framework agreements reflect the parties’ intention to explore further cooperative opportunities in good faith but do not contain substantive terms and provisions.

Our cost of raw materials, on a per unit basis, increased from RMB3.8 million in 2012 to RMB4.0 million in 2013 and further to RMB4.1 million (US$0.7 million) in 2014. We have been expanding our rotor blade manufacturing capabilities and may selectively acquire certain component manufacturers in the future in order to produce these components in-house and reduce our dependency on external suppliers for these components. As a result of our multiple-supplier strategy and our good relationships with our key suppliers, we do not expect to experience any shortage in the supply of our major components and raw materials in the near future.

In addition, the primary raw materials used in some of our components include steel and copper. Consequently, the prices we pay to our suppliers for such components may be affected by movements in prices for these raw materials.

Ability to Design and Market Technologically Advanced and Cost-Competitive Turbine Models

Although we have successfully launched our 1.5MW wind turbines, our operating results and future growth depend on our ability to continue to develop or license technologies, manufacture and market technologically advanced and cost-competitive wind turbines. We completed the first prototype of our new 2.5/3.0MW SCD wind turbine in May 2010 and had delivered and installed two prototypes at two wind farms by the end of 2011. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered. We have completed the in-house testing and have commenced the assembly for the gearbox. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. And it began commercial trial operation in March 2015. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. We expect to continue to optimize the performance of our products under diverse operating conditions such as in low and high temperatures, high altitudes, low wind velocity and coastal areas. As our customers’ needs evolve, the wind turbine specifications they require typically change as well. Our ability to design and develop new products that meet these changing requirements has been and will continue to be critical to our ability to maintain and increase our installed capacity sold and profitability. As a result, we expect to continue to make significant investments in research and development, particularly with respect to designing and developing more technologically advanced and cost-competitive products and core components.

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

Revenue

Our revenue is primarily derived from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials and electronic equipment. We also generated revenue from construction in 2012 and from project management services conducted under certain integrated wind farm projects in 2014, respectively. Our net revenue is net of VAT collected on behalf of tax authorities.

The following table sets forth our revenue for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Sales of wind turbines	2,649,720	2,688,769	5,634,361	908,094
Maintenance services	66,632	90,871	82,382	13,277
Sales of raw materials and electronic equipment	125,018	65,190	140,986	22,723
Construction contract revenue	51,730	—	—	—
Project design and coordination services	—	—	14,710	2,371

Total revenue	2,893,100	2,844,830	5,872,439	946,465

Sales of wind turbines. Our revenue from the sales of wind turbines, including the provision of installation supervision services, is determined by the units of wind turbines commissioned as well as the amount of contract consideration allocated to the sales of wind turbines.

We secured contracts for 481 units, 1,092 units and 1,426 units in 2012, 2013 and 2014, respectively. We delivered 472 units, 614 units and 1,041 units of wind turbines and recognized revenue for 518 units, 549 units and 1,137 units of wind turbines, which amounted to RMB2,649.7 million, RMB2,688.8 million and RMB5,634.4 million (US$908.1 million) in 2012, 2013 and 2014, respectively. We did not recognize revenue for the sales of 151 units, 216 units and 120 units of wind turbines that were delivered as of December 31, 2012, 2013 and 2014, respectively, and revenue attributable to the provision of maintenance services which have not yet been provided by us, in the aggregate representing approximately RMB581.2 million, RMB817.6 million and RMB741.3 million (US$119.5 million) of deferred revenue, respectively. At the point of revenue recognition, the amount of inventory associated with the delivered wind turbines would be included in the cost of sales.

Provision of maintenance services. Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and the amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB66.6 million, RMB90.9 million and RMB82.4 million (US$13.3 million) in the years ended December 31, 2012, 2013 and 2014, respectively.

Sales of raw materials and electronic equipment. Our revenue from sales of raw materials and electronic equipment is determined by the quantities and average selling price of the raw materials and electronic equipment that we sell. We derived revenue in the amount of RMB125.0 million, RMB65.2 million and RMB141.0 million (US$22.7 million) from the sales of the gearboxes, generators, pitch control systems, bearings and other equipment in the years ended December 31, 2012, 2013 and 2014, respectively. We may occasionally sell raw materials and electronic equipment in the future but we do not expect to engage in such sales as part of our ordinary business operation.

Construction contracts. In 2011, we entered into certain integrated wind farm projects in which we were engaged in the construction of the wind farms, sale of wind turbine and provision of maintenance services, as well as sale of equipment. We derived revenues from such construction work based on the percentage of completion status. In the year ended December 31, 2012, we recognized revenue of RMB51.7 million from construction contracts relating to the integrated wind farm projects. We did not recognize such revenue in 2013 and 2014.

Project design and coordination services. Under our integrated wind farm projects in 2014, we were engaged in the supervision and management of the construction of certain wind farms and we derived revenue from such project services based on a project-by-project basis. In the year ended December 31, 2014, we recognized revenue of RMB14.7 million (US$2.4 million) from project services.

Cost of Sales

Our cost of sales consists of raw material cost, manufacturing overhead, estimated cost of warranty and related expenses and inventory provision.

•	Raw material cost. Raw material cost includes (i) cost of raw materials used in the assembly of wind turbines, such as rotor hubs, main shafts, main frames, gearboxes, bearings, generators, frequency converters, transformers, pitch control systems and electrical control systems, and (ii) cost of raw materials used in the manufacturing of rotor blades, such as glass fiber, balsa wood, PVC foam and epoxy resin. Our cost of raw materials, on a per unit basis, amounted to RMB3.8 million, RMB4.0 million and RMB4.1 million (US$0.7 million) in 2012, 2013 and 2014, respectively.

•	Manufacturing overhead. Our manufacturing overhead includes salaries and benefits for personnel directly involved in the manufacturing activities, depreciation of manufacturing equipment and facilities, consumables, rent, traveling expenses, utilities and other expenses associated with the manufacturing of our products. Variable production overheads are allocated to each unit of production based on the actual use of our production facilities. Fixed manufacturing overhead allocated to cost of sales and inventories are based on the normal capacity of our production facilities. Depreciation of manufacturing equipment and facilities is provided on a straight-line basis over their estimated useful life, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly since 2010, resulting from our purchases of more property, plant and equipment.

•	Estimated cost of warranty and related expenses. We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Under the sales contracts, we offer to provide the customers with certain spare parts at prices determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. During the warranty period, we typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay a monetary damage of up to 20% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace a wind turbine if the power output curve of an individual wind turbine does not exceed certain designed power output curve set in the sales contracts after extensive verification. As of December 31, 2014, our accrued warranty costs amounted to RMB500.9 million (US$80.7 million). We compared our warranty practice and the design and technology of our wind turbines with those of our competitors that are public companies and believe that the design and technology of our wind turbines and our warranty practice are in accordance with the industry standard. Accordingly, we estimate the amount of potential future claims during the warranty periods with reference to our warranty experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenue from sales of wind turbines for each of 2012, 2013 and 2014 as the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

•	Inventory provision. Our inventories are stated at the lower of cost or net realizable value. We record inventory provision in cost of sales. We incurred RMB35.8 million, RMB22.9 million and RMB5.9 million (US$1.0 million) in inventory provision in 2012, 2013 and 2014, respectively. We also recorded a reversal of inventory provision in the amount RMB16.2 million (US$2.6 million) in the year ended December 31, 2014 due to an increase in the the estimated net realizable value of certain types of wind turbines as a result of a change in consumer preferences.

Our cost of sales in connection with the sales of wind turbines and the provision of technical and maintenance support services during the warranty period is affected primarily by our ability to control raw material and component costs by efficiently managing our supply chain and achieving economies of scale in our operations.

Other Income

Other income primarily represents government grants in the amount of RMB80.9 million, RMB34.6 million and RMB27.7 million (US$4.5 million) in 2012, 2013 and 2014, respectively. In 2012, we recorded a bargain purchase gain of RMB4.9 million from our acquisition of the remaining 65.06% equity interest in Tianjin Technology, which was mainly attributable to the increase in fair value of the identifiable net assets from the date when consideration for the acquisition was agreed to the date when we obtained control in Tianjin Technology. In 2013, we recorded a bargain purchase gain of RMB4.9 million from our acquisition of Gansu Shandan Xiehe Wind Power Co., Ltd., or Shandan Xiehe, and RMB5.5 million from the provision of certain technical services. In 2014, we also recorded RMB5.3 million (US$0.9 million) of other income mainly for the insurance claims we received.

Selling and Distribution Expenses

Our selling and distribution expenses consist primarily of wind turbine and component transportation costs, bidding charges, salaries and benefits for our selling and distribution staff, traveling expenses and other selling expenses including expenses relating to on-site surveying and meetings. We engage third-party transportation companies to transport and deliver wind turbines to wind farms and include the related transportation costs in the selling and distribution expenses. As we participate in certain public biddings organized by agents engaged by our customers, we are required to pay a bidding success fee to the agent after we win the bid, which amount is calculated at a percentage ranging from 0.1% to 2.0% of the contracted amount and included in the selling and distribution expenses.

Our selling and distribution expenses amounted to RMB174.8 million, RMB219.9 million and RMB237.2 million (US$38.2 million) in 2012, 2013 and 2014, respectively. We expect that our selling and distribution expenses will increase in the future as we sell more wind turbines and increase our sales efforts and hire additional sales personnel to accommodate the growth of our business as we expand our customer base in the domestic market and enter the overseas markets.

Administrative Expenses

Our administrative expenses consist primarily of share-based compensation expenses, salaries and benefits for our administrative, finance and human resources personnel, bank charges, allowance for doubtful debts, rent, professional service fees, stamp duty and other taxes, business travel expenses, office expenses, depreciation and amortization expenses that are allocable to our administrative finance and human resources departments and other costs, including insurance premium, conference fees and utilities expenditures. Our administrative expenses amounted to RMB384.1 million, RMB445.9 million and RMB243.1 million (US$39.2 million) in 2012, 2013 and 2014, respectively.

Research and Development Expenses

Research and development expenses consist primarily of professional service fees paid to third-party service providers for outsourced research and development projects, materials consumed in research and development activities, salaries, bonuses and other benefits for research and development personnel, travel expenses, depreciation expenses that are allocable to our research and development department and other expenses, including reimbursement and allowance for research and development personnel. Our research and development expenses were RMB85.8 million, RMB102.6 million and RMB89.5 million (US$14.4 million) in 2012, 2013 and 2014, respectively.

Impairment Loss on Goodwill and Other Intangible Assets

In November 2012, we acquired 50% equity interest in GWPL, which became a consolidated subsidiary of our Group since then. GWPL was initially expected to focus on the manufacturing and sales of wind turbines with the designed output of 750kW, 2.0MW and 2.5MW wind turbines in India. Since 2013 however, some of GWPL’s major customers encountered financial difficulties and significantly reduced their orders for wind turbines supplied by GWPL. Consequently, the economic benefits of these intangible assets will not be realized as previously forecasted. We carried out an impairment test on the intangible assets and goodwill relating to our Indian operation segment as of December 31, 2013, and as a result, an impairment loss of RMB179.7 million was recognized. Subsequent to our deconsolidation of GWPL since January 1, 2014, no further impairment loss in respect of GWPL was recognized in 2014.

Gain on Loss of Control of Subsidiaries

In 2014, we recognized gain on loss of control of subsidiaries of RMB124.5 million (US$20.1 million) as a result of our deconsolidation of GWPL since January 1, 2014, which mainly represented the difference between (i) the carrying amount of net liabilities of GWPL, including goodwill allocated to it, and the carrying amount of GWPL’s non-controlling interest, and (ii) the carrying amount of GWPL as a joint venture, which was nil. There was no such gain in 2013.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2012 and 2014. In 2013, we were subject to Hong Kong profits tax for any assessable income at a rate of 16.5%.

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

In addition, each of Tianjin Equipment and Tianjin Blade was recognized as an “advanced and new technology company” with a period of three years effective from August 2011. In 2014, both Tianjin Equipment and Tianjin Blade renewed the certificates which are currently valid for a three-year term from July 2014 to July 2017. Accordingly, Guangdong Mingyang, Jilin Mingyang, Tianjin Equipment and Tianjin Blade are entitled to the preferential income tax rate of 15% in the relevant periods. If any of these subsidiaries fails to remain qualified as an “advanced and new technology enterprise”, which is subject to periodic renewal, we may not be entitled to the preferential tax rate of 15%.

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

Recently Issued Accounting Pronouncements

The IASB has issued certain amendments to IFRSs that are first effective for our fiscal year of 2014. Of these, the following amendments to standards are relevant to our financial statements.

IAS 32 Offsetting financial assets and financial liabilities

The amendments to IAS 32 clarify the offsetting criteria in IAS 32. The amendments do not have an impact on these financial statements as they are consistent with the policies already adopted by us.

IAS 36 Recoverable amount disclosures for non-financial assets

The amendments to IAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or CGU whose recoverable amount is based on fair value less costs of disposal. We adopted the amendments in the annual financial statements for the year ended December 31, 2013.

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

Revenue Recognition

We measure our revenue at the fair value of the consideration received or receivable. If a contract involves multiple elements, we allocate the total consideration to the components based on their respective estimated selling price or fair value.

We derive revenue principally from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials and electronic equipment. We also generated revenue from wind farm construction and from project management services conducted under certain integrated wind farm projects. Our revenue is net of business tax as well as value-added tax collected on behalf of tax authorities with respect to the sale of merchandise. Value-added tax collected from customers, net of value-added tax paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

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

Revenue attributable to the sale of wind turbines is recognized when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of us, functional test of the wind turbine has been completed and accepted by the customer and the collectability of the consideration is probable. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case-by-case basis upon customers’ request, is performed subsequent to the functional test of the turbine, is a test to ensure the proper and stable connection of the wind turbines to power grids. Our performance obligation of the durability test is not significant.

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

The amounts that have been billed by us for wind turbines that have been delivered to the customer locations but the related installation service and the functionality test have not been completed, which generally occurs two to six months after the delivery date, as well as the maintenance support services which have not yet been provided by us, are recorded in “deferred revenue” in the consolidated statement of financial position. As of December 31, 2012, 2013 and 2014, deferred revenue amounted to RMB581.2 million, RMB817.6 million and RMB741.3 million (US$119.5 million), respectively.

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

Construction contracts

Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments, to the extent that is probable that they will result in revenue and can be measured reliably. When the outcome of a construction contract can be estimated reliably, revenue is recognized using the percentage of completion method. The stage of completion is assessed by reference to surveys of work performed. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss. We recognized RMB51.7 million from project construction for integrated wind farm projects in the year ended December 31, 2012.

Project design and coordination services

We also are involved in providing project design and coordination services.

We recognize revenue from rendering of these services in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed based on the proportion that costs incurred to date bear to the estimated total costs of the transaction. Only costs that reflect services performed to date are included in costs incurred to date. Only costs that reflect services performed or to be performed are included in the estimated total costs of the transaction.

Under our integrated wind farm projects in 2014, we were engaged in the supervision and management of the construction of certain wind farms and we derived revenue from such project services based on a project-by-project basis. In the year ended December 31, 2014, we recognized revenue of RMB14.7 million (US$2.4 million) from project services.

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

In November 2012, we acquired 50% equity interest in GWPL, which became a consolidated subsidiary of our Group since then until January 1, 2014 when it was deconsolidated. GWPL was initially expected to focus on the manufacturing and sales of wind turbines with the designed output of 750kW, 2.0MW and 2.5MW wind turbines in India. Since 2013 however, some of GWPL’s major customers encountered financial difficulties and significantly reduced their orders for wind turbines supplied by GWPL. Consequently, the economic benefits of these intangible assets will not be realized as previously forecasted. We carried out an impairment test on the intangible assets as of December 31, 2013. An impairment loss of RMB80.7 million was recognized in 2013 and no such impairment loss was recognized in 2014.

Impairment testing for goodwill is performed annually at the end of each reporting period. As of December 31, 2013 and 2014, we had RMB132.0 million and RMB9.7 million (US$1.6 million), respectively, in goodwill that were subject to impairment testing. No impairment loss for goodwill was recognized for the year ended December 31, 2012. For the year ended December 31, 2013, however, due to GWPL’s operation status as discussed above, we consider the goodwill allocated to the manufacture and sale of wind turbines – India CGU to be impaired. We assessed the VIU of the manufacture and sale of wind turbines – India CGU, and recognized an impairment loss of RMB99.0 million for goodwill for the year ended December 31, 2013. No impairment loss for goodwill was recognized for the year ended December 31, 2014.

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

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. The initial exercise price of these options was US$8.40 per ADS, each representing one ordinary share. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 2,518,264. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. In December 2014, we issued 300,000 ordinary shares from our treasure shares to one of our directors, our executive officers and employees, which were vested and become nonforfeitable immediately upon the grant. We incurred share-based compensation expenses associated with these options and share awards in the amount of RMB42.9 million, RMB33.2 million and RMB14.9 million (US$2.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

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

As of December 31, 2014, we had not recognized deferred tax assets with respect to unused tax losses of RMB133.4 million (US$21.5 million) and other temporary differences of RMB120.7 million (US$19.5 million). The deferred tax assets not recognized as of December 31, 2014 were mainly related to deferred tax assets of Jiangsu Mingyang, Ming Yang Wind Power USA Inc., Guizhou Mingyang and Ming Yang Wind Power (International) Co., Limited because we determined that it was not probable that the tax losses and other temporary differences of these subsidiatires could be utilized.

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

We record inventories provisions that have cost in excess of estimated market value. If the utility of our inventories were to be impaired by damage, deterioration, obsolescence or other causes, we would write down the cost of our inventories to their net realizable values. The inventories provisions for the years ended December 31, 2012, 2013 and 2014 were RMB35.8 million, RMB22.9 million and RMB5.9 million (US$1.0 million), respectively, and were included in cost of sales in our consolidated statements of operations. We also recorded a reversal of inventory provision in the amount of RMB16.2 million (US$2.6 million) in the year ended December 31, 2014 due to an increase in the estimated net realizable value of certain types of wind turbines as a result of a change in consumer preferences.

Warranty

We perform a functionality test to our wind turbines after the installation in order to test the performance of the wind turbines to make sure they meet all of the specific acceptance criteria of our customers and are properly connected to the power grids. A durability test is subsequently performed to ensure proper and stable connection of our wind turbines to the power grids. The warranty period of our wind turbines typically commences after they pass the durability test. We provide warranties of two to six years for our 1.5MW wind turbines after the wind turbines have passed the durability test. Of the 3,833 units of 1.5MW wind turbines for which we secured contracts as of December 31, 2014, we offered warranties for a two-year period for 850 units and for periods longer than two years for 2,983 units of wind turbines. We offered warranties of three years for the 17 units of SCD wind turbines and warranties of three to five years for the 301 units of 2.0MW wind turbines, respectively, for which we secured contracts as of December 31, 2014. During the warranty period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Upon the occurrence of any repairs and replacements, we typically restart the warranty period for the repaired or replacement components. During the warranty period, we also typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay monetary damages of up to 20% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, we offer under the sales contracts to provide the customers with certain spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts.

We have estimated the amount of potential future claims during the warranty periods with reference to the warranty experience of other companies in the same business. We compare the warranty practice, design and technology of our wind turbines with those of our competitors in our industry, and we believe our warranty practice and the design and technology of our wind turbines are in accordance with industry standards and specifications and are comparable to these competitors in terms of the performance and durability. Accordingly, we estimate the amount of potential future claims during the warranty periods based on our warranty experience and the warranty accrual practice of our competitors that are public companies. We accrued the equivalent of 3.3% of revenue from sale of wind turbines for each of 2012, 2013 and 2014, based on the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

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

Movements of the warranty provision are set out as below:

	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
As of January 1	353,067	390,489	404,050	65,121
Additions	87,708	87,972	182,035	29,339
Provisions utilized	(50,286)	(74,411)	(85,170)	(13,727)

As of December 31	390,489	404,050	500,915	80,733

Results of Operations

The following summary consolidated statement of operations and consolidated statement of comprehensive income data for the years ended December 31, 2012, 2013 and 2014 and summary consolidated statement of financial position data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The summary consolidated statement of operations and consolidated statement of comprehensive income data for the years ended December 31, 2010 and 2011 and the summary consolidated statement of financial position data as of December 31, 2010, 2011 and 2012 have been derived from our audited financial statements, which are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs. Our historical results do not necessarily indicate our results expected for any future period.

	Year ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Revenue	5,517,837	5,515,819	2,893,100	2,844,830	5,872,439	946,465
Cost of sales	(4,430,472)	(4,522,685)	(2,523,337)	(2,582,551)	(5,059,375)	(815,423)
Gross profit	1,087,365	993,134	369,763	262,279	813,064	131,042
Other income	18,165	36,195	85,830	44,953	33,085	5,332
Selling and distribution expenses	(149,152)	(227,766)	(174,807)	(219,890)	(237,178)	(38,226)
Administrative expenses	(150,775)	(261,944)	(384,102)	(445,883)	(243,068)	(39,175)
Research and development expenses	(43,061)	(85,305)	(85,821)	(102,568)	(89,504)	(14,425)
Impairment loss on goodwill and other intangible assets	—	—	—	(179,661)	—	—
Profit/(loss) from operations	762,542	454,314	(189,137)	(640,770)	276,399	44,548
Net finance expenses	(35,100)	(91,278)	(104,094)	(81,522)	(4,957)	(799)
Gain on disposal of subsidiaries	—	—	—	—	3,786	610
Gain on loss of control of subsidiaries	—	—	—	—	124,460	20,059
Share of profit/(loss) of associates	2,616	2,275	(7,396)	(3,558)	(672)	(108)
Profit/(loss) before income tax	730,058	365,311	(300,627)	(725,850)	399,016	64,310
Income tax (expense)/benefit	(20,870)	(73,018)	(213)	78,417	(44,524)	(7,176)
Profit/(loss) for the year	709,188	292,293	(300,840)	(647,433)	354,492	57,134
Profit/(loss) attributable to:
Shareholders of the Company	702,135	292,993	(281,874)	(504,179)	358,513	57,782
Non-controlling interests	7,053	(700)	(18,966)	(143,254)	(4,021)	(648)
Basic earnings/(loss) per share	6.61	2.35	(2.31)	(4.12)	2.90	0.47
Diluted earnings/(loss) per share	6.61	2.35	(2.31)	(4.12)	2.86	0.46
Other comprehensive loss for the year
Foreign operations-foreign currency translation differences, net of nil tax	(19,156)	(39,202)	(2,965)	(8,628)	2,390	385
Reclassification of foreign currency differences on loss of control of subsidiaries, net of nil tax	—	—	—	—	(6,871)	(1,107)
Total comprehensive income/(loss) for the year	690,032	253,091	(303,805)	(656,061)	350,011	56,412
Weighted average number of shares used in computation—basic (1)	106,250,000	124,450,310	121,869,607	122,408,098	123,606,539	123,606,539
Weighted average number of shares used in computation—diluted (1)	106,250,000	124,450,310	121,869,607	122,408,098	125,320,868	125,320,868

(1)	The calculation of the weighted average number of ordinary shares for the purpose of basic and diluted earnings/(loss) per share has been retroactively adjusted to reflect: (i) the 1:1000 share subdivision effected in February 2010, and (ii) our reorganization which was completed in May 2010, as if these events had occurred at the beginning of the earliest period presented and such shares had been outstanding for all periods.

Comparison of Years Ended December 31, 2014 and December 31, 2013

Revenue

Our total revenue was RMB5,872.4 million (US$946.5 million) for the year ended December 31, 2014, representing an increase of 106.4% from RMB2,844.8 million for the year ended December 31, 2013.

Revenue derived from sales of wind turbines was RMB5,634.4 million (US$908.1 million) in 2014, compared to RMB2,688.8 million in 2013. Wind turbines for which revenue was recognized in 2014 amounted to an equivalent wind power project output of 1,852.0MW, or 844 units of 1.5MW wind turbines, and 293 units of 2.0MW wind turbines, compared to 872.0MW in 2013, or 455 units of 1.5MW wind turbines, 91 units of 2.0MW wind turbines and 3 units of 2.5MW wind turbines. The increase was primarily due to the combined effects of an increase in number of wind turbines commissioned in 2014 and the overall higher average selling price for wind turbines recognized in 2014. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, increased from RMB3,124 per kW in 2013 to RMB3,329 (US$536.5) per kW in 2014, based on the sales contracts we entered into in relevant periods. The average contract selling price for our 2.0MW wind turbines was RMB3,172 per kW and RMB3,342 (US$538.6) per kW in 2013 and 2014, respectively. The increase in selling prices was principally due to the overall increased market demands for wind turbines.

We derived revenue of RMB65.2 million and RMB141.0 million (US$22.7 million) from sales of raw materials and electronic equipment in 2013 and 2014, respectively. The increase was primarily because we imported equipment and sold to a related party, and recognized revenue of RMB129.8 million (US$20.9 million) in 2014.

Our revenue derived from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB90.9 million and RMB82.4 million (US$13.3 million) in the years ended December 31, 2013 and 2014, respectively. The decrease was primarily due to the combined effect of (i) the impact of deconsolidation of GWPL, which recorded revenue of RMB21.7 million of maintenance support services in 2013, and (ii) the increase in the number of wind turbines in warranty period by 377 units as more wind turbines passed preliminary inspection during 2014.

We recognized revenue in connection with sales of wind turbines to 17 end customers in the year ended December 31, 2013. Our largest and top five customers in 2013, in terms of revenue recognized, together with their respective affiliates, contributed approximately 22.1% and 54.4% of our total revenue for the year, respectively. We recognized revenue in connection with sales of wind turbines to 22 end customers in the year ended December 31, 2014. Our largest and top five customers in 2014, in terms of revenue recognized, together with their respective affiliates, contributed approximately 21.7% and 69.4% of our total revenue for the year, respectively.

In addition, under our integrated wind farm projects, we were engaged in the supervision and management of the construction of certain wind farms and we derived revenue from such project design and coordination services based on a project-by-project basis. In 2014, we recognized revenue of RMB14.7 million (US$2.4 million) from project design and coordination services.

Mingyang Singapore completed the acquisition of GWPL in November 2012 and as a result of the consolidation of its financial results with ours, we recognized revenue of RMB68.9 million generated from GWPL for the year ended December 31, 2013. We deconsolidated GWPL and accounted for GWPL as a joint venture from January 1, 2014 and revenue generated from GWPL revenue was not consolidated as our revenue in the year ended December 31, 2014.

Cost of sales

Our cost of sales increased from RMB2,582.6 million for the year ended December 31, 2013 to RMB5,059.4 million (US$815.4 million) for the year ended December 31, 2014, primarily due to the increase in the number of units of wind turbines commissioned for the year ended December 31, 2014. Our cost of sales as a percentage of total revenue was 90.8% and 86.2% for the years ended December 31, 2013 and 2014, respectively.

Gross profit and gross margin

Our gross profit was RMB813.1 million (US$131.0 million) for the year ended December 31, 2014, representing an increase of 210.0% from RMB262.3 million in 2013. Gross margin was 13.8%, compared to 9.2% for the year ended December 31, 2013. The increase in gross profit was primarily due to (i) the impact of deconsolidation of GWPL, which recorded a gross loss of RMB66.8 million resulting from the higher costs and write-down on inventories in 2013, which reduced our Group’s gross profit margin by 2.7% in 2013; and (ii) the lower unit cost as a result of scale of economy for more wind turbines commissioned in 2014. The unit costs of 1.5MW wind turbine and 2.0MW wind turbine in 2014 decreased by RMB150.5 thousand (US$24.3 thousand) and RMB76.3 thousand (US$12.3 thousand) compared with those in 2013, respectively.

Other income

Other income decreased by RMB11.9 million from RMB45.0 million for the year ended December 31, 2013 to RMB33.1 million (US$5.3 million) for the year ended December 31, 2014, primarily due to less government grants recognized as other income during the year. Other income in 2014 primarily represented government grants recognized as income of RMB27.7 million (US$4.5 million) and RMB5.3 million (US$0.9 million) for insurance claims we received.

Selling and distribution expenses

Our selling and distribution expenses were RMB237.2 million (US$38.2 million) for the year ended December 31, 2014, compared to RMB219.9 million for the year ended December 31, 2013, representing an increase of 7.9%. The increase was primarily attributable to (i) the increase in transportation cost by RMB30.8 million (US$5.0 million) as a combined effect of the increased number of wind turbines delivered and the average lower unit transportation expense incurred as we optimized its production allocation; and (ii) the decrease in other selling and distribution expenses as a result of our cost control measures.

Administrative expenses

Our administrative expenses were RMB243.1 million (US$39.2 million) for the year ended December 31, 2014, compared to RMB445.9 million for the year ended December 31, 2013, representing a decrease of 45.5%. The decrease was primarily attributable to (i) less provision for doubtful trade and other receivables being made in 2014 as compared to 2013, and (ii) our administrative expenses in 2013 included RMB58.8 million incurred by our previously consolidated subsidiary, GWPL, which we deconsolidated since January 1, 2014.

Research and development expenses

Research and development expenses were RMB89.5 million (US$14.4 million) for the year ended December 31, 2014, compared to RMB102.6 million for the year ended December 31, 2013, representing a decrease of 12.8%. The decrease was primarily due to the higher efficiency in our improved research and development processes.

Impairment loss on goodwill and other intangible assets

In the fourth quarter of 2013, we recognized an impairment loss of RMB179.7 million against goodwill and intangible assets in respect of GWPL. Subsequent to our deconsolidation of GWPL since January 1, 2014, no further impairment loss in respect of GWPL was recognized in 2014.

Profit/(loss) from operations

As a result of the foregoing, we recorded profit from operations of RMB276.4 million (US$44.5 million) for the year ended December 31, 2014, representing an operating margin of 4.7%, compared with a loss from operations of RMB640.8 million for the year ended December 31, 2013, representing a negative operating margin of 22.5%.

Net finance expenses

Net finance expenses decreased by RMB76.5 million from RMB81.5 million for the year ended December 31, 2013 to RMB5.0 million (US$0.8 million) for the year ended December 31, 2014. Our finance income decreased by 16.5% from RMB201.9 million for the year ended December 31, 2013 to RMB168.6 million (US$27.2 million) for the year ended December 31, 2014. This decrease was due to the net effect of a gain of fair value change of financial assets of RMB55.1 million in connection with our subscription of shares of Huadian Fuxin Energy Corporation Limited in its initial public offering in the year ended December 31, 2013 and an increase in interest income on deposits with banks from RMB63.5 million for the year ended December 31, 2013 to RMB96.6 million for the year ended December 31, 2014 for higher average deposits balances in 2014. Finance expenses decreased from RMB283.4 million for the year ended December 31, 2013 to RMB173.6 million (US$28.0 million) for the year ended December 31, 2014, which was primarily due to the interest expenses of RMB90.4 million incurred by GWPL for the year ended December 31, 2013, which was deconsolidated since January 1, 2014.

Gain on loss of control of subsidiaries

Gain on loss of control of subsidiaries of RMB124.5 million (US$20.1 million) was recognized in 2014 as a result of our deconsolidation of GWPL since January 1, 2014, which represented (a) the difference between the carrying amount of net liabilities of GWPL, including goodwill allocated to it, and the carrying amount of GWPL’s non-controlling interest, and the carrying amount of GWPL as a joint venture, which was nil, (b) the reclassification of other comprehensive income to profit or loss upon the deconsolidation of GWPL, and (c) the recognition of previously unrealized profit as a result of the sale of wind turbines from our Group to GWPL in 2013.

Share of loss of associates

We acquired equity investments with respect to a 33.0% equity interest in Inner Mongolia Mingyang Wind Power Equipment Co., Ltd., or Inner Mongolia Equipment, in September 2010, and a 37.0% equity interest in Huaneng Mingyang New Energy Investment Co., Ltd., or Huaneng Mingyang, in November 2012. We acquired a 25% equity interest in Guangdong Huadi New Energy Investment Management Co., Ltd., or Guangdong Huadi, in May 2013 and a 25% equity interest in Zhonghe Henan Renewable Energy Co., Ltd. in August 2013. Our share of loss relating to Huaneng Mingyang amounted to RMB1.0 million (US$0.1 million) and our share of profit relating to Guangdong Huadi was RMB0.3 million (US$0.1 million) in 2014, respectively. Our share of loss relating to Inner Mongolia Equipment and Huaneng Mingyang amounted to RMB1.8 million and RMB2.1 million in 2013, respectively.

Profit/(loss) before income tax

As a result of the foregoing, we generated profit before income tax of RMB399.0 million (US$64.3 million) for the year ended December 31, 2014, compared to a loss before income tax of RMB725.9 million for the year ended December 31, 2013.

Income tax (expense)/benefit

We recorded income tax expense of RMB44.5 million (US$7.2 million) for the year ended December 31, 2014, compared to income tax benefit of RMB78.4 million for the year ended December 31, 2013, primarily due to profit before tax recorded in 2014. The effective tax rate was 11.2% for the year ended December 31, 2014, which differed from PRC statutory enterprise income tax rate of 25%, mainly due to the non-taxable gain on loss of control of subsidiaries, as well as the preferential income tax rate of certain subsidiaries that were qualified as advanced and new technology enterprises.

Profit/(loss) for the year

As a result of the foregoing, we generated profit of RMB354.5 million (US$57.1 million) for the year ended December 31, 2014, representing a profit margin of 6.0%, compared to a loss of RMB647.4 million for the year ended December 31, 2013, representing a negative margin of 22.8%.

Comparison of Years Ended December 31, 2013 and December 31, 2012

Revenue

Our total revenue for the year ended December 31, 2013 was RMB2,844.8 million, compared to RMB2,893.1 million for the year ended December 31, 2012.

Our revenue derived from sales of wind turbines was RMB2,688.8 million in 2013, compared to RMB2,649.7 million in 2012. We recognized revenue derived from sales of wind turbines for 455 units of 1.5MW, 91 units of 2.0MW and 3 units of 2.5MW wind turbines in 2013, compared to 494 units of 1.5MW, 7 units of 2.0MW and 17 units of 2.5/3.0MW SCD wind turbines in 2012. Total deliveries were 614 units and 472 units in 2013 and 2012, respectively. The decrease in revenue was primarily due to the overall lower average selling price for wind turbines recognized in 2013. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, decreased from RMB3,140 per kW in 2012 to RMB3,124 per kW in 2013, based on the sales contracts we entered into in relevant periods. The decrease in selling prices was principally due to intensified market competition and a decrease in market demand.

We derived revenue of RMB65.2 million and RMB125.0 million from sales of raw materials and electronic equipment in 2013 and 2012, respectively.

We recognized revenue from the provision of technical and maintenance support services in the amount of RMB66.6 million and RMB90.9 million in the years ended December 31, 2012 and 2013, respectively.

In 2011, we entered into certain integrated wind farm projects in which we were engaged in the construction of the wind farms, sale of wind turbine and provision of maintenance services, as well as sale of equipment. We generated revenue from construction under integrated wind farm projects of RMB51.7 million in 2012. We did not recognize such revenue in 2013.

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

Mingyang Singapore completed the acquisition of GWPL in November 2012 and as a result of the consolidation of its financial results with ours, we recognized revenue of RMB68.9 million and RMB13.4 million generated from GWPL for the years ended December 31, 2013 and 2012, respectively.

Cost of sales

Our cost of sales increased from RMB2,523.3 million for the year ended December 31, 2012 to RMB2,582.6 million. This increase was primarily due to the increase in the percentage of the sales of 2.0MW wind turbines over total revenue as compared to that in 2012, which has a higher unit cost than 1.5MW wind turbines. Our cost of sales as a percentage of total revenue was 87.2% and 90.8% for the years ended December 31, 2012 and 2013, respectively.

Gross profit

As a result of the foregoing, our gross profit for the year ended December 31, 2013 was RMB262.2 million, representing a gross margin of 9.2%, as compared to a gross profit of RMB369.8 million, representing a gross margin of 12.8%, for the year ended December 31, 2012.

Other income

Other income decreased by RMB40.8 million from RMB85.8 million for the year ended December 31, 2012 to RMB45.0 million for the year ended December 31, 2013, primarily due to less government grants received and recognized as other income during the year. Other income in 2013 primarily represented government grants of RMB34.6 million, technical service income of RMB5.5 million and a bargain purchase gain on our acquisition of Shandan Xiehe of RMB4.9 million.

Selling and distribution expenses

Our selling and distribution expenses increased from RMB174.8 million for the year ended December 31, 2012 to RMB219.9 million for the year ended December 31, 2013. The increase was mainly attributable to the increased transportation expenses as a result of larger number of wind turbines delivered in 2013.

Administrative expenses

Our administrative expenses increased from RMB384.1 million for the year ended December 31, 2012 to RMB445.9 million for the year ended December 31, 2013. This increase was primarily due to the administrative expenses incurred by GWPL, which we acquired in November 2012.

Research and development expenses

Our research and development expenses increased from RMB85.8 million for the year ended December 31, 2012 to RMB102.6 million for the year ended December 31, 2013, primarily consisting of the increased staff costs and the research and development activities relating to our 6.0MW wind turbine prototype.

Impairment loss on goodwill and other intangible assets

Our impairment loss on goodwill and other intangible assets was RMB179.7 million for the year ended December 31, 2013, representing the impairment loss of RMB99.0 million for goodwill and impairment loss of RMB80.7 million for unpatented technology of 750kW, 2.0MW and 2.5MW wind turbines, customer relationship and trademarks for the year ended December 31, 2013.

Loss from operations

As a result of the foregoing, our loss from operations was RMB640.8 million for the year ended December 31, 2013, representing a negative operating margin of 22.5%, as compared to RMB189.1 million for the year ended December 31, 2012, representing a negative operating margin of 6.5%.

Net finance expenses

Our net finance expenses decreased from 2012 to 2013 as a result of the increase of RMB75.1 million in finance income, partially offset by an increase of RMB52.5 million in finance expenses. Our finance income increased by 59.2% from RMB126.8 million for the year ended December 31, 2012 to RMB201.9 million for the year ended December 31, 2013. This increase was primarily due to a gain of fair value change of financial assets of RMB55.1 million in connection with our subscription of shares of Huadian Fuxin Energy Corporation Limited in its initial public offering. Finance expenses increased by 22.7% from RMB230.9 million for the year ended December 31, 2012 to RMB283.4 million for the year ended December 31, 2013, which was primarily due to an increase of RMB77.0 million in interest expenses resulting from loans borrowed from commercial banks.

Share of loss of associates

We acquired equity investments with respect to a 34.94% equity interest in Tianjin Technology, formerly known as Jinneng Mingyang, in February 2009 and acquired the remaining equity interest in Tianjin Technology in October 2012, a 33.0% equity interest in Inner Mongolia Equipment, in September 2010, and a 37.0% equity interest in Huaneng Mingyang, in November 2012. We acquired a 25% equity interest in Guangdong Huadi in May 2013 and a 25% equity interest in Zhonghe Henan Renewable Energy Co., Ltd. in August 2013. Our share of loss relating to Inner Mongolia Equipment and Huaneng Mingyang amounted to RMB1.8 million and RMB2.1 million in 2013, respectively. Our share of profit relating to Tianjin Technology was RMB1.3 million for the first ten months of 2012. Our share of loss relating to Inner Mongolia Equipment was RMB8.7 million and our share of profit relating to Huaneng Mingyang was nil in 2012, respectively.

Loss before income tax

As a result of the foregoing, we recorded loss before income tax benefit of RMB725.9 million for the year ended December 31, 2013, compared to loss before income tax expense of RMB300.6 million for the year ended December 31, 2012.

Income tax benefit/(expense)

We recorded income tax benefit in the amount of RMB78.4 million for the year ended December 31, 2013, as compared to income tax expense of RMB0.2 million for the year ended December 31, 2012. The effective tax rate of 10.8% differed from PRC statutory enterprise income tax rate of 25% mainly due to the effect of unrecognized deferred tax assets in respect of unused tax losses and other temporary difference, as well as the preferential income tax rate of certain subsidiaries that are qualified as “advanced and new technology enterprises.”

Loss for the year

As a result of the foregoing factors, we incurred loss of RMB647.4 million for the year ended December 31, 2013, representing a negative operating margin of 22.8%, as compared to RMB300.8 million for the year ended December 31, 2012, representing a negative operating margin of 10.4%.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(404,670)	516,630	1,643,260	264,845
Net cash (used in)/generated from investing activities	(1,035,057)	(176,590)	69,077	11,133
Net cash generated from/(used in) financing activities	1,419,832	(835,641)	(351,957)	(56,725)
Net (decrease)/increase in cash and cash equivalents	(19,802)	(507,846)	1,357,962	218,864
Cash and cash equivalents at end of year	1,319,694	811,848	2,169,810	349,710

As of December 31, 2014, we had working capital of RMB709.6 million (US$114.4 million). We believe that our current cash and cash flow generated from operations, bank loans borrowed from commercial banks, the proceeds we received from our initial public offering, and our ability to obtain external financing in the future, will generate sufficient cash to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. As of December 31, 2014, we have unutilized bank facilities of approximately RMB525.8 million (US$84.7 million).

As of December 31, 2014, we had RMB2,169.8 million (US$349.7 million) in cash, RMB306.9 million (US$49.5 million) in restricted cash, RMB551.5 million (US$88.9 million) in outstanding short-term borrowings. Our outstanding short-term borrowings from banks as of December 31, 2014 bore a weighted-average interest rate of 6.52%. Such borrowings were made principally to China Construction Bank, China Guangfa Bank, Agricultural Bank of China, Industrial and Commercial Bank of China and Bank of China. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have negotiated renewal of certain of these borrowings shortly before they mature.

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

In practice, we have often experienced delays in payments from customers that are later than the payment deadlines specified in the related sales contracts primarily due to the following reasons:

(i) Most of our customers are state-owned enterprises and payments made by these customers are subject to complex internal approval procedures. These customers usually will not start their internal payment application and approval procedures until they are required to make payments pursuant to the payment schedule under the related sales contracts. However, it normally takes several months for these customers to obtain such internal approval and process the payments; and

(ii) Our customers usually finance wind farm projects from their internal resources or loans from financial institutions. Since 2011, the PRC government has tightened its monetary policy in order to prevent inflation which caused delays in the approval of loan applications of these customers. As a result, certain customers were not able to obtain or draw down their loans as originally planned or scheduled, and this in turn has adversely affected the timing of their payments to us pursuant to the payment schedule under the related contracts. However, as the settlement of trade receivables is not contingent upon whether or not the customers are able to obtain or draw down bank financing facilities, most of the customers subsequently made payments to us regardless of whether or not they obtained loans from financial institutions.

Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations. As of December 31, 2012, 2013 and 2014, our trade receivable balance (after allowance for doubtful debts), was RMB4,571.8 million, RMB4,249.9 million and RMB4,851.9 million (US$782.0 million), respectively. The average turnover days of our trade receivables were 596 days, 550 days and 305 days for 2012, 2013 and 2014, respectively. The decrease in average turnover days from 2012 to 2013 was primarily due to our effort in accelerating the collection of trade receivables. The decrease in average turnover days from 2013 to 2014 was primarily because the customers accelerated the payments due to their improved businesses in a better industrial environment in 2014.

In January 2012, Guangdong Mingyang, one of our primary operating subsidiaries, issued RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes that mature on January 12, 2015 and bear a fixed annual coupon rate of 8.5%. The proceeds from the notes were mainly used to enhance our working capital. The Renminbi-denominated unsecured medium-term notes were fully repaid in January 2015 and the total payments of the principal amount and interest were approximately RMB1.26 billion.

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2014 was RMB1,643.3 million (US$264.8 million), consisting primarily of (i) an increase in trade and other payables of RMB1,710.2 million (US$275.6 million) mainly due to the increase of purchase volume in 2014, (ii) a decrease in inventories of RMB142.2 million (US$22.9 million) as a result of the increased sales volume, and (iii) an increase in deferred income of RMB116.4 million (US$18.8 million) since the discounting impact of retention receivables increased as a result of the increased trade receivables, partially offset by an increase in trade and other receivables of RMB722.0 million (US$116.4 million) and a decrease in deferred revenue of RMB76.3 million (US$12.3 million), both as a result of more wind turbines delivered and recognized as revenue during the year.

Net cash generated from operating activities for the year ended December 31, 2013 was RMB516.6 million, consisting primarily of (i) an increase in trade and other payables of RMB414.2 million due to our ability to negotiate for longer payment terms with our suppliers, (ii) an increase in deferred revenue of RMB236.4 million resulting from a higher volume of wind turbines delivered but not yet recognized revenue, and (iii) a decrease in trade and other receivables of RMB113.9 million due to our ability to accelerate the collection of trade and other receivables, partially offset by an increase in inventories of RMB224.5 million.

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

Investing Activities

Net cash generated from investing activities for the year ended December 31, 2014 was RMB69.1 million (US$11.1 million), consisting primarily of cash generated from (i) the collection of loans made to related parties of RMB358.2 million (US$57.7 million), (ii) the collection of advances made to related parties of RMB113.8 million (US$18.3 million), (iii) the interest received of RMB55.3 million (US$8.9 million), and (iv) the collection of loans made to third parties of RMB50.0 million (US$8.1 million), partially offset by cash used in (i) loans made to related parties of RMB144.1 million (US$23.2 million), (ii) advances made to related parties of RMB115.7 million (US$18.6 million), (iii) purchase of property, plant and equipment of RMB103.4 million (US$16.7 million), (iv) loss control of GWPL of RMB76.6 million (US$12.3 million), and (v) investments made in associates of RMB45.0 million (US$7.3 million).

Net cash used in investing activities for the year ended December 31, 2013 was RMB176.6 million consisting primarily of cash used in (i) loans made to related parties of RMB285.0 million, (ii) investments made in several joint ventures of RMB138.0 million, (iii) purchase of property, plant and equipment of RMB89.1 million, (iv) loans made to third parties of RMB68.4 million, and (v) the advances made to related parties of RMB38.8 million, partially offset by cash generated from (i) the proceeds from sale of financial assets at fair value through profit or loss of RMB223.2 million, (ii) the proceeds from sale of investments in joint ventures of RMB94.8 million, (iii) the collection of advances made to related parties of RMB69.6 million, (iv) the interest received of RMB48.0 million, and (v) the proceeds from sale of property, plant and equipment of RMB9.7 million.

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

Financing Activities

Net cash used in financing activities for the year ended December 31, 2014 was RMB352.0 million (US$56.7 million), consisting primarily of cash used in repayments of bank and other loans of RMB833.4 million (US$134.3 million) and interest paid for such loans in the amount of RMB149.5 million (US$24.1 million), partially offset by proceeds from bank and other loans of RMB631.5 million (US$101.8 million).

Net cash used in financing activities for the year ended December 31, 2013 was RMB835.6 million, consisting primarily of cash used in repayments of bank and other loans of RMB1,277.3 million and interest paid for such loans in the amount of RMB272.9 million, partially offset by (i) proceeds from bank and other loans of RMB655.4 million and (ii) proceeds from borrowings from related parties of RMB69.5 million.

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

Holding Company Structure

We are a holding company with no operations of our own. We conduct our operations in China primarily through our subsidiaries established in China. As a result, we rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50% of its respective registered capital. As of December 31, 2014, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB569.8 million (US$91.8 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Capital Expenditures

We had capital expenditures of RMB148.2 million, RMB89.1 million and RMB103.4 million (US$16.7 million) for the years ended December 31, 2012, 2013 and 2014, respectively. In 2014, our capital expenditures were primarily used primarily used for purchase of production machinery and equipment, as well as for the development of SCD production technologies. In 2013, our capital expenditures were primarily used to purchase of production machinery and equipment as well as the development of a wind farm in Inner Mongolia. In 2012, our capital expenditures were used primarily to acquisitions of property titles and equipment. We incurred RMB22.5 million, RMB52.6 million and RMB6.4 million (US$1.0 million) to acquire intangible assets in 2012, 2013 and 2014, respectively. We incurred RMB33.3 million, RMB3.4 million and nil to acquire land use rights for the years ended December 31, 2012, 2013 and 2014, respectively.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for our wind turbines. We plan to make investments in wind farms and to own and operate the wind farms to generate revenue from provision of electricity. We expect to spend approximately RMB1,600 million (US$ 257.9 million) in capital expenditures in the year ending December 31, 2015 for construction of wind farms. We also expect to spend approximately RMB265 million (US$42.7 million) in the year ending December 31, 2015 in capital expenditures for purchase of production machinery and equipment. We plan to fund the balance of our capital expenditure requirements for 2015 with cash on hand, cash from operations, bank loans borrowed from commercial banks, issuance of corporate bonds, equity offerings and other forms of financing, if necessary.

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

In January 2013, Guangdong Mingyang made a deposit of RMB20.6 million with CDB, as a guarantee for Daqing Dumeng’s bank loans from CDB. To mitigate the risk exposure, Guangdong Mingyang received the same amounts from Daqing Dumeng.

In February 2014, Guangdong Mingyang made a deposit of RMB44.0 million with CDB, as a guarantee for Daqing Dairy Farm and Huzhen Dairy Farm’s bank loan from CDB. To mitigate the risk exposure, Guangdong Mingyang received the same amounts from Daqing Dairy Farm and Huzhen Dairy Farm.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Contractual Obligations
	Less than 1Year	1-3 Years	3-5 Years	More than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	16,946	9,801	—	—	26,747
Capital commitments (1)	264,947	—	—	—	264,947
Purchase commitments (2)	3,386,432	—	—	—	3,386,432
Short-term bank and other loans	565,803	—	—	—	565,803
Bond payable (3)	1,085,000	—	—	—	1,085,000

Total	5,319,128	9,801	—	—	5,328,929

(1)	Includes the amount of RMB70.3 million (US$11.3 million) for purchase of property, plant and equipment primarily in connection the construction of our production base and a wind farm and RMB194.6 million (US$31.4 million) for investments representing the committed capital contributions to our joint ventures, associates and other equity investment.
(2)	Includes the total amount of licensing fee of €2.3 million (RMB17.1 million) relating to the 6.0MW SCD wind turbine technologies to be paid to aerodyn Asia as of December 31, 2014.
(3)	Represents the RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes issued by Guangdong Mingyang in January 2012, including interest to be paid at a fixed annual coupon rate of 8.5%.

G.	Safe Harbor

See “Special Note Regarding Forward-looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Chuanwei Zhang(1)	53	Chairman of the board of directors and chief executive officer
Jianren Wen(1)	44	Director and president
Leo Austin(1)(2)(3)	43	Independent director
Longgen Zhang(1)(2)	51	Independent director
Dabing Zhou(2)(3)	70	Independent director
Stephen Markscheid(2)	61	Independent director

Name	Age	Position
Jinfa Wang(3)	51	Director and senior vice president in charge of general administration, human resources and government resources
Ng Kwok Yin, Ricky	39	Chief financial officer
Qiying Zhang	37	Chief technology officer
Jiawan Cheng	52	Chief operation officer
Yunshan Jin	51	Vice president in charge of domestic sales and marketing
Pu Yang	43	Vice president in charge of marketing and marketing director
Yuanfeng Fan	46	Vice president in charge of investment, financing, cost and capital control
Limin Wang	48	Vice president in charge of EPC
Ronghua Zhu	38	Vice president in charge of offshore engineering

(1)	Corporate governance and nominating committee members
(2)	Audit committee members
(3)	Compensation committee members.

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

Mr. Jianren Wen has served as our president since February 2015 and became a director of us since April 2015. He has over 20-year experience in electricity and electrical equipment industry and is familiar with our operation and management. He served as a senior engineer and vice president of Zhongshan Mingyang Electric Co. Ltd., or Mingyang Electric, a company controlled by Mr. Chuanwei Zhang, our chairman and chief executive officer, from 1995 to 2005, and has served as the president of Mingyang Electric since 2007.

Mr. Leo Austin has served as our independent director since November 2013. He is a partner with Augus Partners, a Beijing-based corporate advisory firm. Prior to joining Augus Partners, Leo was a principal with Incubasia Inc, a venture capital firm based in Hong Kong. Leo started his China career as senior product manager with Bass Brewers in Beijing and Jilin. Prior to coming to China, he was an associate consultant with LEK Consulting in London. Leo has a master’s degree in Modern History and Economics from Oxford University.

Mr. Longgen Zhang has served as our independent director since November 2014. He is also currently an independent director of China Fordoo Holdings Limited (HK: 02399) and CCS Supply Chain Management Co., Ltd. (SHA: 600180). Prior to joining us, from 2008 to 2014, he was the chief financial officer of JinkoSolar Holding Co., Ltd. (NYSE: JKS), or JinkoSolar, a global leader in the solar industry listed on the NYSE. Prior to that, he served as a director and the chief financial officer of Xinyuan Real Estate Co. Ltd. (NYSE: XIN), a company listed on the NYSE, from 2006 to 2008. Mr. Zhang has extensive experience in accounting, financial management and corporate operations and was involved in various private placements, mergers and evaluations, as well as initial public offering projects.

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

Mr. Jinfa Wang joined us in 2008 and has served as our senior vice president in charge of general administration, human resource and government resources since February 2012 and was in charge of SCD industrialization and government resources from January 2011 to February 2012. Mr. Wang has served as our director since October 2014. He was our senior vice president in charge of general administration and human resources from 2008 to January 2011. Prior to joining us, Mr. Wang served as a deputy general manager of Mingyang Electrical from 2000 to 2008. From 1998 to 1999, Mr. Wang served as a deputy general manager in charge of technology development, quality control and manufacturing at Henan Xinkai Electrical Appliance Co., Ltd., a company that manufactures mid to low voltage electricity transmission system. From 1986 to 1997, Mr. Wang served as a factory manager in charge of general operation at the vacuum switch branch of General Factory of High Voltage Switches. Mr. Wang received his bachelor’s degree in engineering from Luoyang Institute of Technology in 1986. Mr. Wang was recognized as a senior engineer by the Personnel Department of Henan Province in 1997.

Mr. Ng Kwok Yin, Ricky has served as our chief financial officer since November 2014. He served as a vice president of Xing Shi Hui Company Limited, or XSH, from 2013 to 2014 and was responsible for investment and leasing business of investment properties. Mr. Ng has extensive working experience in finance and audit. Prior to joining XSH, he served as the senior audit manager of KPMG, participating in various corporate auditing and intial public offering projects from 1999 to 2012. Mr. Ng received his bachelor’s degree in accounting from the Hong Kong University of Science and Technology. He is also a member of the Hong Kong Institute of Certified Public Accountants.

Mr. Qiying Zhang joined us in February 2014 and has served as our chief technology officer since June 2014. He was our vice president of engineering and research and development since February 2014 to May 2014. Prior to joining us, he served as the chief technology director of Guodian United Power Technology Co., Ltd. Mr. Zhang was a project manager and the technology assistant to the president of aerodyne Enegiesysteme GmbH Shanghai Representative from 2006 to 2011. Mr. Zhang has extensive working experience in wind turbine design and development. Mr. Zhang received his bachelor’s degree in automotive engineering and a master’s degree in automotive engineering from Tongji University in 2000 and 2003, respectively. Mr. Zhang is currently studying for his doctor’s degree in structure dynamics in Tongji University.

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

Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation, including basic salary and bonus and other benefits, to our executive directors and key management personnel as a group was RMB20.1 million (US$3.2 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers over the same period.

See “— 2010 Equity Incentive Plan” below for more details.

2010 Equity Incentive Plan

Our 2010 equity incentive plan was adopted by our shareholders on August 31, 2010. Our equity incentive plan provides for the grant of options, restricted shares, share appreciation rights or other stock-based awards, referred to as “Awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of Awards. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company.

On September 30, 2010, we granted options with an exercise price of US$8.40 to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 2,518,264. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. In December 2014, we issued 300,000 ordinary shares from our treasure shares to one of our directors, our executive officers and employees, which were vested and become nonforfeitable immediately upon the grant. Consequently, we incurred share-based compensation expenses in connection with these grants in the amount of RMB42.9 million, RMB33.2 million and RMB14.9 million (US$2.4 million) for the years ended December 31, 2012, 2013 and 2014, respectively. We have no service contracts with any of our directors providing for benefits upon termination of employment.

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

Our board and our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 2,518,264.

Authorized and Granted Awards

Options

Our board of directors and shareholders authorized the issuance of up to 5,000,000 ordinary shares upon exercise of awards granted under our 2010 equity incentive plan. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price of US$8.40 per ADS, each representing one ordinary share, and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than five years from their grant date. On September 1, 2013, we amended our 2010 equity incentive plan by increasing the total number of shares issuable under the plan to 13,153,897, which may consist, in whole or in part, of authorized and unissued shares, or shares purchased on the open market. On September 1, 2013, we granted an additional 1,840,000 ordinary shares under our 2010 equity incentive plan with an exercise price of US$1.29. As of the date of this annual report, the number of total outstanding options granted under our 2010 equity incentive plan was 2,518,264.

The following table summarized the outstanding options we granted to our directors and executive officers under our 2010 equity incentive plan as of the date of this annual report:

Name	Ordinary Shares Underlying Options Granted		Exercise Price (US$/Share)			Date of Grant	Date of Expiration
Jinfa Wang		*	US$	8.40	(1)	September 30, 2010	September 29, 2015
		*	US$	1.29		September 1, 2013	September 29, 2015
Jiawan Cheng		*	US$	8.40	(1)	September 30, 2010	September 29, 2015
		*	US$	1.29		September 1, 2013	September 29, 2015

Name	Ordinary Shares Underlying Options Granted		Exercise Price (US$/Share)			Date of Grant	Date of Expiration
Yunshan Jin		*	US$	8.40	(1)	September 30, 2010	September 29, 2015
		*	US$	1.29		September 1, 2013	September 29, 2015
Other employees as a group(2)	1,542,964		US$	8.40	(1)	September 30, 2010	September 29, 2015
	735,300		US$	1.29		September 1, 2013	September 29, 2015
Total	2,518,264

*	Upon the vesting of all options granted would beneficially own less than 1.0% of our total outstanding ordinary shares.
(1)	Amended to US$1.29 effective on September 1, 2013.
(2)	None of these employees is our director or executive officer.

Restricted Shares

In December 2014, we issued a total 300,000 ordinary shares from our treasury shares to one of our directors, our executive officers and employees, which were vested and become nonforfeitable immediately upon the grant. Among others, Mr. Jinfa Wang, our director and senior vice president in charge of general administration, human resources and government resources, was granted 50,000 restricted shares.

Employee Pension and Other Retirement Benefits

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on certain percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB23.0 million, RMB22.3 million and RMB28.3 million (US$4.6 million) for 2012, 2013 and 2014, respectively, which were recorded in our cost of sales, operating expenses and inventory. We underpaid RMB0.3 million in 2012 and the aggregate amount due reached approximately RMB19.9 million as of December 31, 2012, which remained outstanding as of December 31, 2014. Such amounts were recorded as accrued expenses and other payables. Currently we do not have plans to settle such underpayments. Under PRC laws and regulations, any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may claim compensation from us. Such fines or other penalties may be imposed upon us for a period of up to two years from the time of violation.

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

Audit Committee

Our audit committee currently consists of Messrs Stephen Markscheid, Leo Austin, Dabing Zhou and Longgen Zhang. Mr. Stephen Markscheid is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Messrs Stephen Markscheid, Leo Austin, Dabing Zhou and Longgen Zhang on the audit committee satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee currently consists of Messrs Jinfa Wang, Dabing Zhou and Leo Austin. Mr. Jinfa Wang is the chairman of our compensation committee. Our board of directors has determined that each of Messrs Dabing Zhou and Leo Austin of the compensation committee satisfies the requirement for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Messrs Chuanwei Zhang, Jianren Wen, Leo Austin and Longgen Zhang. Mr. Chuanwei Zhang is the chairman of our corporate governance and nominating committee. Our board of directors has determined that Messrs Leo Austin and Longgen Zhang of the corporate governance and nominating committee are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 2,107, 2,413 and 3,513 employees as of December 31, 2012, 2013 and 2014, respectively. We do not have any part-time employees. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of December 31, 2014. We increased hires in 2014, in particular, new hires in departments of engineering and service, management and administration, as well as operations and quality control, as a result of our business growth.

Department	Number of Employees	Percentage of total
Manufacturing and assembly	1,481	42.2%
Research and development and technology support	289	8.2%
Engineering and service	852	24.3%

Department	Number of Employees	Percentage of total
Management and administration	534	15.2%
Operations and quality control	257	7.3%
Logistic and support staff	6	0.2%
Marketing and sales	60	1.7%
Procurement	34	0.9%

Total	3,513	100.0%

The majority of our employees are located in Zhongshan, Guangdong Province with the remaining, mainly manufacturing and assembly staff, located in Tianjin, Dali and Gansu.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. For each person and group named in the table below, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares issued and outstanding and the number of ordinary shares such person or group has the right to acquire upon the exercise of any options within 60 days after the date of this annual report. The number of ordinary shares outstanding as of March 31, 2015 was 125,075,339.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Chuanwei Zhang (1)	31,187,506	25.5
Jianren Wen	—	—
Leo Austin	—	—
Longgen Zhang	—	—
Dabing Zhou	—	—
Stephen Markschied	—	—
Ng Kwok Yin, Ricky	—	—

Shares Beneficially Owned
	Number	%
Jinfa Wang	*	*
Qiying Zhang	—	—
Jiawan Cheng	—	—
Yunshan Jin	—	—
Pu Yang	—	—
Yuanfeng Fan	—	—
Limin Wang	—	—
Ronghua Zhu	—	—
Qiying Zhang	—	—
All directors and executive officers as a group	31,751,906	26.0
Principal Shareholders:
Rich Wind Energy Three (2)	19,755,000	16.1
First Windy (3)	8,976,300	7.3

*	Beneficially owns less than 1.0% of our outstanding ordinary shares.
(1)	Includes (i) 19,755,000 ordinary shares held by Rich Wind Energy Three and 8,976,300 ordinary shares held by First Windy and (ii) 2,456,206 ordinary shares in the form of ADSs held by Mr. Zhang purchased in a series of open market purchases. Each of Rich Wind Energy Three and First Windy is a British Virgin Islands Company. Rich Wind Energy Three is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three. First Windy is wholly owned by Mr. Zhang and Mr. Zhang is the sole director of First Windy. Mr. Zhang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.
(2)	Rich Wind Energy Three, a British Virgin Islands company, is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three and has the voting and investment power with respect to our ordinary shares held by Rich Wind Energy Three. The business address of Rich Wind Energy Three is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	First Windy, a British Virgin Islands Company, is wholly-owned by Mr. Chuanwei Zhang. Mr. Zhang is the sole director of First Windy and has the voting and investment power with respect to our ordinary shares held by First Windy. The business address of First Windy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, Citibank, N.A.—Hong Kong, as the custodian on behalf of Citibank, N.A., as depositary, held 96,220,403 ordinary shares, or approximately 76.1% of our total issued and outstanding ordinary shares, under our ADS program. In addition to Citibank, N.A., we have 12 registered holder of record in the United States. Since our ADSs may be held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Transactions with Mingyang Electrical

Mingyang Electrical was a 37.52% shareholder of Guangdong Mingyang prior to November 2009, when it transferred 36.52% of Guangdong Mingyang’s equity interest to Wiser Tyson. Upon the completion of capital increase in Guangdong Mingyang by Mingyang Wind Power Investment Holding (Tianjin) Co., Ltd. which currently owns 15.66% equity interest in Guangdong Mingyang, Mingyang Electrical currently owns 0.84% of equity interest of Guangdong Mingyang. In addition, Mingyang Electrical was founded by Mingyang Electrical Appliance and is currently a subsidiary of Mingyang Renewable Investment. Mr. Zhang is a director and chief executive officer of Mingyang Electrical and Mingyang Electrical Appliances.

Purchase of Raw Materials and Components

At the early stage of our operation, Mingyang Electrical also entered into raw material and component purchase contracts on our behalf before we completed relevant procedures with foreign exchange authorities for importing such raw materials and components. We in turn purchased raw materials and components from Mingyang Electrical in the amount of RMB2.2 million in the year ended December 31, 2010. Mingyang Electrical did not retain agent fees in connection with these purchases. We entered into supply contracts with Mingyang Electrical to purchase raw materials directly in the amount of RMB45.6 million, RMB48.3 million and RMB37.5 million (US$6.0 million) in the years ended December 31, 2012, 2013 and 2014, respectively. Total trade and other payables to Mingyang Electrical in connection with these raw material and component purchases were RMB35.7 million, RMB57.1 million and RMB58.7 million (US$9.5 million) as of December 31, 2012, 2013 and 2014, respectively.

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

Guarantee Provided to Tianjin Technology

In November 2009, Guangdong Mingyang entered into a guarantee agreement with the Guangxing branch of Tianjin Rural Cooperative Bank, under which, Guangdong Mingyang, as a shareholder, provided guarantees jointly with Tianjin Jinneng, the other shareholder at that time, in proportion to their respective equity ownership in Tianjin Technology, for credit facilities in a total amount of RMB190.0 million borrowed by Tianjin Technology in order to assist Tianjin Technology in obtaining bank loans. Tianjin Technology became a wholly owned subsidiary of Guangdong Mingyang in 2012 and as a result, Guangdong Mingyang has undertaken all of the guarantee liability. The guarantee agreement has a term of two years from November 19, 2014, the due date of the underlying bank loans and will expire on November 19, 2016. In 2014, the relevant bank loans have been repaid by Tianjin Technology and the guarantee liability undertook by Guangdong Mingyang was relieved accordingly.

Transactions with Inner Mongolia Equipment

Inner Mongolia Equipment is 33.0% owned by us with the remaining 67.0% owned by a third natural person. During 2010, we received RMB5.0 million from Inner Mongolia Equipment for license of the unpatented wind turbine technologies for the manufacturing of wind turbines.

During the years ended December 31, 2012, 2013 and 2014, we engaged Inner Mongolia Equipment to process wind turbines for wind farm projects and were charged processing fees of RMB2.0 million, RMB24.2 million and RMB11.8 million (US$1.9 million), respectively.

We provided interest-free advances of RMB77.8 million, RMB21.3 million and RMB34.1 thousand (US$5.5 thousand) to Inner Mongolia Equipment in 2012, 2013 and 2014, respectively, of which RMB77.8 million, RMB49.8 million and RMB8.8 million (US$1.4 million) remained unsettled as of December 31, 2012, 2013 and 2014, respectively.

In 2013, we recognized revenue from the sales of raw materials to Inner Mongolia Equipment in the total amount of RMB1.1 million. In addition, we purchased raw materials from Inner Mongolia Equipment in the total amount of RMB7.6 million.

In November 2012, Guangdong Mingyang entered into a shareholders agreement with Inner Mongolia Equipment to establish Inner Mongolia Wind Power, which is currently a joint venture of us. See “—Transactions with Joint Ventures—Transactions with Inner Mongolia Wind Power.”

In the year ended December 31, 2014, we entered into an agreement with Inner Mongolia Equipment to net-settle the receivables of RMB41.1 million (US$6.6 million) due from Inner Mongolia Equipment with the same amount of payables due to it.

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

We purchased components from REnergy in the amount of RMB404.7 million, RMB451.6 million and RMB794.4 million (US$128.0 million) in the years ended December 31, 2012, 2013 and 2014, respectively.

Transactions with Mingyang Longyuan

Mingyang Longyuan Electric Co., Ltd., or Mingyang Longyuan, is a wholly owned subsidiary of Mingyang Electrical, which engages in the manufacture and research and development of high and low voltage frequency converter and electric equipment.

During the years ended December 31, 2012, 2013 and 2014, we provided interest-free advances of RMB0.8 million, RMB1.0 million and RMB0.7 million (US$0.1 million) to Mingyang Longyuan, respectively, of which RMB9.0 thousand, RMB2.2 million and RMB40.9 thousand (US$6.6 thousand) were repaid by the end of 2012, 2013 and 2014, respectively. During the years ended December 31, 2012, 2013 and 2014, we purchased raw materials of RMB37.2 million, RMB13.7 million and RMB67.8 million, (US$10.9 million) from Mingyang Longyuan, respectively.

We entered into a lease agreement with Mingyang Longyuan in January 2011 to lease to it a plant with an aggregate gross floor area of approximately 6,120 square meters. The lease term was one year and was renewed in January 2012 to expire in December 2014. The rent income under the operating lease agreement amounted to RMB0.7 million, RMB1.6 million and RMB0.7 million, (US$0.1 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

Transactions with Mingyang Renewable Investment

Mingyang Renewable Investment is 99.0% owned by Mr. Zhang and engages in the provision of investment and consulting services for the energy equipment industry.

During the years ended December 31, 2012, we provided interest-free advances in the amount of RMB20.7 million to Mingyang Renewable Investment. The advances were collected as of December 31, 2012. We did not provide such advances to Mingyang Energy Investment in 2013 and 2014.

Transactions with Zhuhai Secopower

Zhuhai Secopower Special Type Transformer Co., Ltd., or Zhuhai Secopower, was a 51% subsidiary of Mingyang Longyuan. On December 17, 2014, Mingyang Longyuan transferred its equity interest of Zhuhai Secopower to a third party and as a result, Zhuhai Secopower became a third party of us. We purchased raw materials from Zhuhai Secopower in the amount of RMB11.4 million, RMB10.6 million and RMB12.0 million (US$1.9 million) in the years ended December 31, 2012, 2013 and the period ended December 17, 2014, respectively. As of December 31, 2012 and 2013, approximately RMB9.5 million and RMB11.6 million remained outstanding, respectively.

Transactions with Redsolar

Redsolar New Energy Technology Co., Ltd., or Redsolar, is a subsidiary of Mingyang Renewable Investment, an affiliated entity controlled by Mr. Chuanwei Zhang. We entered into purchase and sale agreement for raw materials with Redsolar in 2012 and 2013. In the years ended December 31, 2012, 2013 and 2014, we sold raw materials to Redsolar in a total amount of RMB63.6 million, RMB33.5 million and RMB129.8 million (US$20.9 million), respectively. As of December 31, 2012, the amount due to Redsolar of RMB5.5 million represented the receipt in advances from Redsolar for purchase of raw materials. As of December 31, 2013, trade receivables from Redsolar of RMB7.7 million represented trade receivables from Redsolar for purchase of raw materials. As of December 31, 2014, the amount due to Redsolar of RMB20.0 million (US$3.2 million) represented the receipts in advance from Redsolar for purchase of raw materials.

We made miscellaneous expense amounted to RMB4.2 million and RMB6.3 million (US$1.0 million) on behalf of Redsolar, in the years ended December 31, 2013 and 2014, respectively, among which RMB3.3 million had been collected in the year ended December 31, 2013. As of December 31, 2013 and 2014, the amounts due from Redsolar for the miscellaneous expense paid by us on behalf of Redsolar were RMB0.9 million and RMB7.2 million (US$1.2 million), respectively.

We lease approximately 9,223 square meters of our buildings to Redsolar under two lease agreements dated in June 2012 and January 2013, respectively, with the maturity date being December 31, 2014. The rent income under these operating lease agreements amounted to RMB0.4 million, RMB1.2 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2012, 2013 and 2014, the amount due from Redsolar represented the receivable from rent income of RMB73,000, RMB155,000 and RMB1.3 million (US$0.2 million), respectively.

Transactions with Joint Ventures

We established joint ventures primarily to facilitate the EPC arrangements. As of December 31, 2014, we had seven PRC joint ventures, and one Indian joint venture, namely GWPL.

Transactions with Zhongdan Ruihao

Zhongdan Ruihao is a joint venture of us, in which we held 90.51% equity interest as of December 31, 2014.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Zhongdan Ruihao, for which we recognized revenue of RMB160.7 million in 2012. As of December 31, 2012, the RMB8.5 million represented trade receivables from the sales of wind turbines, which remained outstanding as of December 31, 2013 and was fully collected in 2014.

During the years ended December 31, 2012, 2013 and 2014, we provided interest-free advances of RMB4.4 million, nil and RMB59.9 million (US$9.7 million) to Zhongdan Ruihao, respectively. We also provided short-term loans of RMB0.7 million, RMB100.0 million and RMB104.9 million (US$16.9 million) to Zhongdan Ruihao in 2012, 2013 and 2014, respectively. This short-term loans bore an interest rate of 7.2%, 5.6% and 5.6% per annum and the interest income for the years ended December 31, 2012, 2013 and 2014, amounted to RMB42,000, RMB620,000 and RMB1.8 million (US$0.3 million), respectively.

As of December 31, 2012, 2013 and 2014, the amount due to Zhongdan Ruihao of RMB24.0 million (US$3.9 million) represented the guarantee deposit payable to Zhongdan Ruihao. During the year ended December 31, 2012, we pledged RMB24.0 million as security for Zhongdan Ruihao’s bank loan. To mitigate our risk exposure, we received the same amounts from Zhongdan Ruihao.

Transactions with Daqing Dumeng

Daqing Dumeng is a joint venture of us, in which we held 88.89% equity interest as of December 31, 2014.

During the year ended December 31, 2012, we recognized revenue of RMB160.7 million for sales of wind turbines to Daqing Dumeng. As of December 31, 2012, 2013 and 2014, the trade receivables from the transaction was RMB189.9 million, RMB28.0 million and RMB7.1 million (US$1.1 million), respectively.

In the year ended December 31, 2013, we provided an interest-free advance of RMB2.0 million to Daqing Dumeng to facilitate its temporary capital need, which remained outstanding as of December 31, 2013 and was collected in 2014. We also provided short-term loans of RMB4.5 million (US$0.7 million) with an interest rate of 5.6% and collected during the year ended December 31, 2014.

As of December 31, 2013 and 2014, the amount due to Daqing Dumeng of RMB20.6 million (US$3.3 million) represented the guarantee deposit payable by us to Daqing Dumeng. During the year ended December 31, 2013, we pledged RMB20.6 million to secure Daqing Dumeng’s bank loan. Daqing Dumeng paid us the same amount to mitigate our risk exposure.

Transactions with Daqing Dairy Farm

Daqing Dairy Farm is a joint venture of us, in which we held 88.89% equity interest as of December 31, 2014.

During the year ended December 31, 2012 and 2013, we entered into wind turbine sale agreements with Daqing Dairy Farm. Pursuant to the agreements, certain wind turbines were delivered to and accepted by Daqing Dairy Farm during the years, for which we recorded trade receivables of RMB18.5 million and RMB46.2 million as of December 31, 2012 and 2013, respectively. During the year ended December 31, 2014, we recognized revenue of RMB160.6 million (US$25.9 million) for sales of wind turbines to Daqing Dairy Farm. As of December 31, 2014, trade receivables from these sales were RMB9.3 million (US$1.5 million).

As of December 31, 2014, the amount due to Daqing Dairy Farm of RMB22.0 million (US$3.5 million) represented the guarantee deposit payable by us to Daqing Dairy Farm. During the year ended December 31, 2014, we pledged RMB22.0 million (US$3.5 million) to secure Daqing Dairy Farm’s bank loans. Daqing Dairy Farm paid us the same amount to mitigate our risk exposure.

Transactions with Huzhen Dairy Farm

Huzhen Dairy Farm is a joint venture of us, in which we held 88.89% equity interest as of December 31, 2014.

During the year ended December 31, 2012, we entered into a wind turbine sale agreement with Huzhen Dairy Farm. During the year ended December 31, 2013, certain of our wind turbines were delivered to and accepted by Huzhen Dairy Farm, for which we recognized RMB22.2million trade receivables from Huzhen Dairy Farm. During the year ended December 31, 2014, we recognized revenue of RMB160.5 million (US$25.9 million) for sales of wind turbines to Huzhen Dairy Farm. These was no outstanding trade receivables from these sales as of December 31, 2014.

As of December 31, 2014, the amount due to Huzhen Dairy Farm of RMB22.0 million (US$3.5 million) represented the guarantee deposit payable by us to Huzhen Dairy Farm. During the year ended December 31, 2014, we pledged RMB22.0 million (US$3.5 million) to secure Huzhen Dairy Farm’s bank loan. Huzhen Dairy Farm paid us the same amount to mitigate our risk exposure.

Transactions with Huitengxile Generator

Huitengxile Generator was a joint venture of us, in which we initially held 58.33% equity interest until July 17, 2013, when the other shareholders of Huitengxile Generator completed the purchases of all such equity interest form us.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Huitengxile Generator, for which we recognized all the revenue of RMB148.8 million in 2012. As of December 31, 2012, trade receivables due from Huitengxile Generator amounted to RMB14.9 million, representing trade receivables for the sales of wind turbines in 2012.

Transactions with Huifeng New Energy

Huifeng New Energy was a joint venture of us, in which we initially held 51.0% equity interest until January 24, 2013, when the other shareholders of Huifeng New Energy completed the purchases of all such equity interest from us.

During the year ended December 31, 2011, we entered into a wind turbine sale agreement with Huifeng New Energy, for which we recognized all the revenue of RMB151.6 million in 2012. As of December 31, 2012, the RMB23.8 million was outstanding representing the trade receivables from the sales of wind turbines, which was fully settled as of December 31, 2013.

We also provided interest-free advances of RMB4.0 million to Huifeng New Energy in 2012, which was settled as of December 31, 2013.

Transactions with Xinjiang Wanbang

Xinjiang Wanbang is a joint venture of us, in which we held 66.67% equity interest as of December 31, 2014.

As of December 31, 2012 and 2013, the amount due from Xinjiang Wanbang of RMB18,000 and RMB207,000, respectively, represented interest-free advances. As of December 31, 2014, the amounts due from Xinjiang Wanbang represented short-term loan of RMB20.9 million with an interest rate of 10%, interest receivable of RMB423,000 and interest-free advances of RMB325,000. As of December 31, 2012, the amount due to Xinjiang Wanbang of RMB19.0 million represented receipt in advance for a wind farm project. As of December 31, 2013 and 2014, we did not have such outstanding amount due to Xinjiang Wanbang.

We provided interest-free advances of RMB18,000, RMB10.2 million and RMB118,000 (US$19,000) to Xinjiang Wanbang for the years ended December 31, 2012, 2013 and 2014, respectively.

In the year ended December 31, 2012, we entered into a wind turbine sales agreement with Xinjiang Wanbang, for which we recognized revenue of RMB159.4 million in 2013. As of December 31, 2013 and 2014, the RMB17.5 million (US$2.8 million) due from Xinjiang Wanbang represented trade receivables from the sales of wind turbines.

Transactions with Inner Mongolia Wind Power

Inner Mongolia Wind Power is a joint venture of us, in which we held 96.4% equity interest as of December 31, 2014.

During the year ended December 31, 2012, we entered into a wind turbine sale agreement with Inner Mongolia Wind Power, for which we recognized revenue of RMB158.7 million (US$25.6 million) in 2014. As of December 31, 2014, the trade receivables from these sales were RMB13.8 million (US$2.2 million).

As of December 31, 2012, the amount due to Inner Mongolia Wind Power of RMB10.0 million represented receipt in advance of RMB10.0 million for a wind farm project and other payable of RMB10,000. As of December 31, 2013, the amount due to Inner Mongolia Wind Power of RMB77.8 million represented receipt in advance of RMB77.8 million for a wind farm project and other payable of RMB10,000. As of December 31, 2014, the amount due to Inner Mongolia Wind Power represented other payable of RMB10,000 (US$1,600).

We provided a short-term loan of RMB185.0 million to Inner Mongolia Wind Power in 2013. This short-term loan bore an interest rate of 8.5% per annum. The interest income for the years ended December 31, 2013 and 2014 amounted to RMB4.8 million and RMB15.9 million (US$2.6 million), respectively. In the years ended December 31, 2013 and 2014, we collected RMB4.4 million and RMB16.3 million (US$2.6 million) of interest income from Inner Mongolia Wind Power, respectively. In the year ended December 31, 2014, we fully collected the short-term loan of RMB185.0 million (US$29.8 million).

Transactions with Reliance Capital Limited and its affiliated entity

Reliance Capital Limited is the non-controlling interest holder of GWPL from November 30, 2012 to December 31, 2013. As of December 31, 2012 and 2013, loans borrowed by GWPL from Reliance Capital Limited and its affiliated entity amounted to RMB256.0 million and RMB286.5 million, respectively. Such loans bear interest at rate of 13% per annum. We deconsolidated GWPL and accounted for GWPL as a joint venture from January 1, 2014.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers” included elsewhere in this annual report.

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

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” For the period from October 1, 2010 to April 29, 2015, the trading price of our ADSs on New York Stock Exchange ranged from US$1.06 to US$11.67 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Sale Price
	High	Low
2010	$14.70	$9.52
2011	$11.67	$1.18
2012	$3.14	$1.06
2013	$3.52	$1.13
First Quarter	$2.13	$1.13
Second Quarter	$2.26	$1.15
Third Quarter	$2.66	$1.48
Fourth Quarter	$3.52	$1.84
2014	$4.34	$1.97
First Quarter	$4.34	$2.22
Second Quarter	$3.88	$2.16
Third Quarter	$3.61	$2.61
Fourth Quarter	$3.09	$1.97
October	$3.09	$2.10
November	$2.87	$2.41
December	$2.60	$1.97
2015 (through April 29)	$3.79	$2.00
First Quarter	$2.44	$2.00
January	$2.28	$2.00
February	$2.44	$2.08
March	$2.42	$2.00
Second Quarter (through April 29)	$3.79	$2.31
April (through April 29)	$3.79	$2.31

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

If a liability arises, the normal profits tax rates applicable to corporations (for the year of assessment of 2014/2015) is 16.5% and the normal profits tax rates applicable to individual (for the year of assessment of 2014/2015) is 15%.

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

The recognition criteria and procedures for the “advanced and new technology enterprise” under the EIT law were not issued until April 2008. Five of our subsidiaries, namely Guangdong Mingyang, Jilin Mingyang, Yunnan Mingyang, Tianjin Equipment and Tianjin Blade, were granted the “advanced and new technology enterprise” certificates and entitled to the preferential income tax rate of 15% in relevant periods. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation and Incentives—People’s Republic of China.”

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

Under the newly issued Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Although it appears that Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of Bulletin 7 and we and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under Bulletin 7 and we may be required to spend valuable resources to comply with Bulletin 7 or to establish that we should not be taxed under Bulletin 7. See “Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

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

ADSs

United States Holders of ADSs, for United States federal income tax purposes, will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

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

Not applicable.

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

Fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational turbine manufacturers. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies, including the Euro, could expose us to foreign exchange risk. In addition, our investors could make capital contributions to us in U.S. dollars, Euros and Hong Kong dollars and, accordingly, we may incur foreign exchange losses if there is a delay between the time of such contributions and their conversion into Renminbi. For the year ended December 31, 2012, we incurred foreign currency exchange losses of RMB3.8 million, primarily due to the depreciation of the Hong Kong dollar against the Renminbi relating to the approximately US$30.0 million investment in Huadian Fuxin Energy Corporation Limited (HKEx: 00816) in connection with its initial public offering in Hong Kong and listing on the Hong Kong Stock Exchange in June 2012. For the year ended December 31, 2013, we incurred foreign currency exchange gains of RMB9.8 million, primarily due to the appreciation of Renminbi against U.S. dollars relating to the short-term loans denominated in U.S. dollars. For the year ended December 31, 2014, we incurred foreign currency exchange losses of RMB3.2 million (US$0.5 million), primarily due to the depreciation of Euros against Renminbi relating to the bank deposits denominated in Euros.

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

The following table indicates the hypothetical changes in our profit/(loss) after tax (and total equity) and other components of combined equity if foreign exchange rates to which we have significant exposure at the dates indicated had changed at that date, assuming all other risk variables remain constant.

	2012			2013			2014
	Appreciation in RMB	Increase/ (decrease) in profit after tax	Increase/ (decrease) in equity	Appreciation in RMB	Decrease/ (increase) in loss after tax	Increase/ (decrease) in equity	Appreciation in RMB	Increase/ (decrease)in profit after tax	Increase/ (decrease) in equity
		(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)
U.S. dollars	3%	4,460	4,460	3%	4,963	4,963	3%	2,499	2,499
Euro	1.5%	(382)	(382)	1.5%	(654)	(654)	1.5%	(564)	(564)
HK dollars	3%	—	—	3%	(839)	(839)	3%	(790)	(790)
Japanese Yen	3%	120	120	3%	9	9	3%	—	—

A weakening of the Renminbi against the above currencies by the same percentage would have had the equal but opposite effect on the above currencies to the amounts shown above, assuming all other variables remain constant.

Historically, we entered into certain foreign exchange forward contracts with financial institutions to manage the exposure to fluctuations in foreign currency exchange rates. In the years ended December 31, 2012, 2013 and 2014, we did not have any outstanding foreign currency forward contract. We have not used any other derivative instruments to hedge our exposure in foreign exchange risk and we do not believe that we currently have any significant direct foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term or long-term borrowings, including bank loans and borrowings from related parties, medium-term notes as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our interest-bearing loan balance as of December 31, 2012 was RMB3,026.3 million with varying interest rates of 5.3% to 14.5%. Our interest-bearing loan balance as of December 31, 2013 was RMB2,379.7 million with varying interest rates of 5.4% to 14.5%. Our interest-bearing loan balance as of December 31, 2014 was RMB1,551.2 million (US$250.0 million) with varying interest rates of 6% to 8.5%. Our interest-bearing savings accounts had a balance of RMB1,596.3 million, RMB1,058.5 million and RMB2,476.7 million (US$399.2 million) as of December 31, 2012, 2013 and 2014, respectively. Based on the interest-bearing saving account balance as of December 31, 2014, a 1% change in the interest rate would result in an increase or decrease of RMB21.2 million (US$3.4 million) of our total amount of interest income in 2014.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, Consumer Price Index in China increased by 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively.

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

Fee and other payments made by the depositary to us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us. The depositary has reimbursed us approximately US$3.6 million, net of applicable withholding tax in the United States, for expenses related to the administration and maintenance of the ADSs as of December 31, 2014.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2012, 2013 and 2014.

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

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” We completed our initial public offering of 25,000,000 ordinary shares, in the form of ADSs, at US$14.00 per ADS on October 6, 2010 after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The effective date of our registration statement on Form F-1 (File No. 333-169256) was September 30, 2010. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the underwriters for the initial public offering of our ADSs. The net proceeds from this offering, after deducting the underwriting discounts and commissions and offering expenses payable by us, was approximately US$320.3 million.

We had utilized all the net proceeds from the initial public offering by 2013.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control-Integrated Framework (1992)” issued by the COSO.

Based on its assessment, the management concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the internal control over financial reporting of China Ming Yang Wind Power Group Limited (the “Company”) as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our audit report dated April 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 30, 2015

Changes in Internal Control over Financial Reporting

As a result of our deconsolidation of GWPL on January 1, 2014, we accounted for GWPL as a joint venture since then, and we excluded GWPL from the scope of internal control on financial reporting evaluation in 2014 and beyond. We shall continue to provide support to GWPL to ensure high quality of financial reporting is maintained.

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

	Year Ended December 31,
	2013	2014
	(in RMB thousands)
Audit fees (2)	7,850	7,944
Audit-related fees (3)	2,250	2,250
Tax fees (4)	—	220
Other fees (5)	100	—

Total	10,200	10,414

(1)	The fees which are paid in a foreign currency are translated using the exchange rate at December 31, 2014.
(2)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(3)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2013 and 2014 involve principally fees billed for the performance of certain limited procedures on interim consolidated financial statements.
(4)	“Tax fees” in 2014 represent the fees billed for professional services rendered by our principal auditors for tax advice.
(5)	“Other fees” in 2013 represent the fee billed for the professional service provided in connection with the registration statement on Form S-8 filed by us under the Securities Act of 1933 in conjunction with an additional indeterminate number of shares, options, and the rights that may be offered or issued pursuant to our 2010 Equity Incentive Plan.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs. As of December 31, 2012, an aggregate of 3,153,897 ADSs had been repurchased by us on the open market at prevailing market prices for an aggregate purchase price of approximately US$8.6 million. The repurchases have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. We did not repurchase any ordinary shares or ADSs in the years ended December 31, 2013 and 2014.

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

We intend to rely on all such exemptions provided by the New York Stock Exchange to a foreign private issuer, except that we have a majority of the board be independent, have four members in our audit committee, have established a compensation committee and a corporate governance and nominating committee, and have adopted and disclosed corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1***	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3****	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

2.4***	Sale and Purchase Agreement among the Registrant and certain shareholders of the Registrant

2.5†	Registration Rights Agreement among the Registrant and certain shareholders of the Registrant

4.1***	Form of Indemnification Agreement with the Registrant’s directors

4.2***	Consignment Design and Development Contract for Wind Energy Converter 1.5MW between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine., dated April 19, 2006

4.3***	Translation of 1.5MW Wind Turbine Technology Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd., dated May 20, 2007

4.4***	License Agreement for aeroBlade 1.5 between aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine, dated June 30, 2007

4.5***	Translation of aeroBlade 1.5 Technology Transfer Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd. dated November 16, 2009

4.6***	License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 28, 2008

4.7***	Addendum to License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Mingyang Electrical Appliances Combine, dated January 18, 2009

4.8***	Supplementary Agreement to the License Agreement for SCD Technology between aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 29, 2010

4.9***	Translation of Toll Manufacturing Agreement between Tianjin REnergy Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated February 27, 2010

4.10***	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated January 18, 2010

4.11***	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated April 30, 2010

4.12***	Translation of Patent License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated October 5, 2006

4.13***	Translation of General Contractor Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Xinjiang Huaran Dongfang New Energy Co., Ltd., dated April 30, 2010

4.14***	Translation of Wind Turbine Sales Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Jilin Ruifeng Power Co., Ltd., dated in December 2008

4.15***	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Xiangyang Wind Power Co., Ltd. dated in March 2010

4.16***	Translation of Wind Turbine Sales Contract between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in July 2007

Exhibit Number	Description of Document

4.17***	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in March 2010

4.18***	Form of Labor Contract with senior management of Guangdong Mingyang Wind Power Technology Co., Ltd.

4.19***	Translation of Engagement Letter between Guangdong Mingyang Wind Power Technology Co., Ltd. and Mr. Wenqi Wang, dated in June 2006

4.20***	Translation of Strategic Cooperation Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Industrial and Commercial Bank of China, Guangdong Branch, dated in September 2009

4.21***	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. in connection with the lease of part of industrial park, dated in October 2009

4.22***	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electric Co., Ltd. in connection with the lease of a part of an assembly plant, dated in April 2009

4.23***	China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan

4.24***	Form of China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan Nonqualified Share Option Agreement

4.25***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in March 2009

4.26***	Translation of Equity Transfer Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in January 2010

4.27***	Translation of Land Use Right Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang dated in January 2010

4.28***	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Rural Cooperative Bank dated in November 2009

4.29***	Translation of Equity Interest Transfer Agreement between Mr. Chuanwei Zhang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.30***	Translation of Lease Agreement between Jilin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in May 2008

4.31***	Translation of Contractor Agreement between Jinlin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in June 2008

4.32***	Translation of Sample Purchase Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin REnergy Electrical Co., Ltd. dated in April 2010

4.33***	Translation of Loan Agreement between Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Electric Co., Ltd. dated in January 2009

4.34***	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. in connection with Guangdong Zhanjiang Wind Farm dated in April 2008

4.35***	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in connection with Bayinaobao Phase I Wind Farm dated in March 2008

Exhibit Number	Description of Document

4.36***	Translation of Equity Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in October 2008

4.37***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances dated in April 2009

4.38***	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in March 2009

4.39***	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in December 2009

4.40***	Translation of Supply Contract for Industrial and Mineral Products between Guangdong Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. dated in April 2010

4.41***	Translation of Equity Interest Transfer Agreement between Mr. Xian Wang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.42***	Translation of Share Transfer Agreement between Jilin Datong Group Company Limited and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2010

4.43***	Translation of Loan Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Mingyang Energy Investment Co., Ltd. dated in April 2009

4.44***	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Bank of China dated in October 2009

4.45***	Translation of Guarantee Agreement between Mr. Chuanwei Zhang and Bank of China dated in January 2009

4.46***	Translation of Supplementary Agreement on Equity Investment in Jilin Mingyang Datong between Guangdong Mingyang Wind Power Technology Co., Ltd and Jilin Datong Group Company Limited dated in June 2008

4.47***	Translation of Purchase Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. dated in December 2009

4.48***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Electrical Appliances Co., Ltd. dated in January 2009

4.49†	Translation of Guarantee Agreement between Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. and Bank of China dated in October 2009

4.50†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. for Guangdong Mingyang Wind Power Technology Co., Ltd.

4.51†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. and Bank of Communications dated in June 2009

4.52†	Translation of Supplementary Agreement to the Patent License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. (the Licensor) and Guangdong Mingyang Wind Power Technology Co., Ltd. (the Licensee) dated in May 2009

4.53††	Translation of Wind Turbine Sales Contract between Inner Mongolia Jingneng Shangdu Wind Power Generation Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2008

4.54*	Translation of Wind Turbine Supply Contract between Guangdong Mingyang Group Co., Ltd. And Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. Dated in December 2011

Exhibit Number	Description of Document

4.55*	Translation of Loan Application Letter between Guangdong Mingyang Wind Power Group Co., Ltd. And Inner Mongolia Mingyang Wind Power Equipment Co., Ltd dated in February 2011

4.56*	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. And Zhongshan Mingyang Electrical Appliance Co., Ltd. Dated in June 2011

4.57*	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. And Zhongshan Mingyang Electrical Appliance Co., Ltd. Dated in June 2011

8.1	List of Subsidiaries of the Registrant

11.1†	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG

*	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 30, 2012 and incorporated herein by reference
**	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 11, 2011 and incorporated herein by reference.
***	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-169256), dated September 7, 2010 and incorporated herein by reference.
****	Previously filed with the Registrant’s registration statement on Form F-6 (File No. 333-169278), dated September 9, 2010 and incorporated herein by reference.
†	Previously filed with the Registrant’s amendment No. 1 to the registration statement on Form F-1/A (File No. 333-169256), dated September 14, 2010 and incorporated herein by reference.
††	Previously filed with the Registrant’s amendment No. 2 to the registration statement on Form F-1/A (File No. 333-169256), dated September 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Ming Yang Wind Power Group Limited

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Chief Executive Officer

Date: April 30, 2015

1

CHINA MING YANG WIND POWER GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the accompanying consolidated statements of financial position of China Ming Yang Wind Power Group Limited (the “Company”) and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 30, 2015

Consolidated Statements of Operations

for the years ended December 31, 2012, 2013 and 2014

	Note	2012	2013	2014
		RMB’000	RMB’000	RMB’000

Revenue	5	2,893,100	2,844,830	5,872,439

Cost of sales		(2,523,337)	(2,582,551)	(5,059,375)

Gross profit		369,763	262,279	813,064

Other income	6	85,830	44,953	33,085
Selling and distribution expenses		(174,807)	(219,890)	(237,178)
Administrative expenses		(384,102)	(445,883)	(243,068)
Research and development expenses		(85,821)	(102,568)	(89,504)
Impairment loss on goodwill and other intangible assets	11	—	(179,661)	—

(Loss) / profit from operations		(189,137)	(640,770)	276,399

Finance income		126,772	201,859	168,634
Finance expenses		(230,866)	(283,381)	(173,591)

Net finance expenses	8(a)	(104,094)	(81,522)	(4,957)

Gain on disposal of subsidiaries	8(b)	—	—	3,786
Gain on loss of control of subsidiaries	8(b)	—	—	124,460
Share of loss of associates	13	(7,396)	(3,558)	(672)

(Loss) / profit before income tax	8	(300,627)	(725,850)	399,016

Income tax (expense) / benefit	9	(213)	78,417	(44,524)

(Loss) / profit for the year		(300,840)	(647,433)	354,492

Attributable to:
Shareholders of the Company		(281,874)	(504,179)	358,513
Non-controlling interests		(18,966)	(143,254)	(4,021)

		(300,840)	(647,433)	354,492

Basic (loss) / earnings per share (RMB per share)	29	(2.31)	(4.12)	2.90
Diluted (loss) / earnings per share (RMB per share)	29	(2.31)	(4.12)	2.86

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2012, 2013 and 2014

	Note	2012	2013	2014
		RMB’000	RMB’000	RMB’000

(Loss) / profit for the year		(300,840)	(647,433)	354,492

Other comprehensive loss for the year

Items that are or may be reclassified to profit or loss
Foreign operations - foreign currency translation differences, net of nil tax		(2,965)	(8,628)	2,390
Reclassification of foreign currency differences on loss of control of subsidiaries, net of nil tax		—	—	(6,871)

Total comprehensive (loss) / income for the year		(303,805)	(656,061)	350,011

Attributable to:
Shareholders of the Company		(284,707)	(517,211)	354,032
Non-controlling interests	28	(19,098)	(138,850)	(4,021)

		(303,805)	(656,061)	350,011

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of

December 31, 2013 and 2014

	Note	2013	2014
		RMB’000	RMB’000
Assets
Property, plant and equipment	10	1,001,678	781,224
Intangible assets	11	195,816	76,426
Lease prepayments	12	352,142	344,563
Investments in associates	13	25,608	69,936
Investments in joint ventures	14	795,848	867,848
Other investments		30,197	30,000
Trade and other receivables	16	934,364	1,076,040
Prepayments	17	120,276	120,842
Deferred tax assets	24	224,843	222,343

Total non-current assets		3,680,772	3,589,222

Inventories	15	2,235,459	2,015,820
Trade and other receivables	16	4,210,955	4,454,126
Prepayments	17	115,317	104,104
Other current assets	18	35,301	15,015
Pledged bank deposits	19	246,608	306,883
Cash and cash equivalents	20	811,848	2,169,810

Total current assets		7,655,488	9,065,758

Total assets		11,336,260	12,654,980

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of

December 31, 2013 and 2014 (continued)

	Note	2013	2014
		RMB’000	RMB’000
Equity
Issued share capital		850	864
Reserves for own shares		(44,628)	(39,386)
Capital reserves		3,693,726	3,721,039
Translation reserves		(74,223)	(78,704)
Accumulated losses		(532,342)	(173,829)

Total equity attributable to shareholders of the Company	27	3,043,383	3,429,984
Non-controlling interests	28	(28,063)	48,169

Total equity		3,015,320	3,478,153

Liabilities
Bank borrowings	22	104,015	—
Bond payable	23	992,664	—
Deferred tax liabilities	24	52,102	13,961
Provisions	25	154,491	198,949
Trade and other payables	21	132,389	298,410
Deferred income	26	253,849	309,398

Total non-current liabilities		1,689,510	820,718

Trade and other payables	21	4,230,737	5,649,670
Bank and other borrowings	22	1,283,055	551,450
Bond payable	23	—	999,749
Income tax payable	24	9,155	44,309
Provisions	25	249,559	301,966
Deferred income	26	41,328	67,652
Deferred revenue	16(d)	817,596	741,313

Total current liabilities		6,631,430	8,356,109

Total liabilities		8,320,940	9,176,827

Total equity and liabilities		11,336,260	12,654,980

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2012, 2013 and 2014

	Attributable to shareholders of the Company							Non- controlling interests	Total equity
	Issued share capital		Reserves for own shares			Retained earnings / (accumulated losses)	Subtotal
	Number of ordinary shares	Par value amount		Capital reserves	Translation reserves
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2012	125,000,000	850	(42,108)	3,627,441	(58,358)	253,711	3,781,536	117,153	3,898,689

Loss for the year	—	—	—	—	—	(281,874)	(281,874)	(18,966)	(300,840)
Other comprehensive loss	—	—	—	—	(2,833)	—	(2,833)	(132)	(2,965)

Total comprehensive loss	—	—	—	—	(2,833)	(281,874)	(284,707)	(19,098)	(303,805)

Own shares acquired (Note 27(c))	—	—	(13,005)	—	—	—	(13,005)	—	(13,005)
Share-based payment (Note 27(d)(i))	—	—	—	42,939	—	—	42,939	—	42,939
Acquisition of a subsidiary (Note 4(c))	—	—	—	—	—	—	—	12,732	12,732

Balance as of December 31, 2012	125,000,000	850	(55,113)	3,670,380	(61,191)	(28,163)	3,526,763	110,787	3,637,550

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2012, 2013 and 2014 (continued)

	Attributable to shareholders of the Company							Non- controlling interests	Total equity
	Issued share capital		Reserves for own shares	Capital reserves	Translation reserves	Accumulated losses	Subtotal
	Number of ordinary shares	Par value amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2013	125,000,000	850	(55,113)	3,670,380	(61,191)	(28,163)	3,526,763	110,787	3,637,550
Loss for the year	—	—	—	—	—	(504,179)	(504,179)	(143,254)	(647,433)
Other comprehensive (loss) / income	—	—	—	—	(13,032)	—	(13,032)	4,404	(8,628)

Total comprehensive loss	—	—	—	—	(13,032)	(504,179)	(517,211)	(138,850)	(656,061)

Issuance of own shares to senior management (Note 27(d)(ii))	—	—	10,485	(5,021)	—	—	5,464	—	5,464
Share-based payment (Note 27(d)(i))	—	—	—	27,781	—	—	27,781	—	27,781
Share options exercised	74,100	—	—	586	—	—	586	—	586

Balance as of December 31, 2013	125,074,100	850	(44,628)	3,693,726	(74,223)	(532,342)	3,043,383	(28,063)	3,015,320

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2012, 2013 and 2014 (continued)

	Attributable to shareholders of the Company							Non- controlling interests	Total equity
	Issued share capital		Reserves for own shares	Capital reserves	Translation reserves	(Accumulated losses) / retained earnings	Subtotal
	Number of ordinary shares	Par value amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2014	125,074,100	850	(44,628)	3,693,726	(74,223)	(532,342)	3,043,383	(28,063)	3,015,320

Profit / (loss) for the year	—	—	—	—	—	358,513	358,513	(4,021)	354,492
Other comprehensive loss	—	—	—	—	(4,481)	—	(4,481)	—	(4,481)

Total comprehensive (loss) / income	—	—	—	—	(4,481)	358,513	354,032	(4,021)	350,011

Issuance of own shares to senior management (Note 27(d)(ii))	—	—	5,242	(1,479)	—	—	3,763	—	3,763
Share-based payment (Note 27(d)(i))	—	—	—	11,143	—	—	11,143	—	11,143
Share options exercised	2,255,136	14	—	17,649	—	—	17,663	—	17,663
Reduction of paid-in capital in a subsidiary (Note 33(ii))	—	—	—	—	—	—	—	(48,000)	(48,000)
Loss of control of subsidiaries	—	—	—	—	—	—	—	128,253	128,253

Balance as of December 31, 2014	127,329,236	864	(39,386)	3,721,039	(78,704)	(173,829)	3,429,984	48,169	3,478,153

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012, 2013 and 2014

	Note	2012	2013	2014
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
(Loss) / profit for the year		(300,840)	(647,433)	354,492
Adjustments for:
Depreciation of property, plant and equipment	10	67,202	92,022	86,915
Amortization of intangible assets	11	11,729	40,007	7,711
Amortization of lease prepayments	12	5,532	8,190	7,579
Loss on disposal of property, plant and equipment		4,836	7,586	1,404
Share of loss of associates	13	7,396	3,558	672
Provisions for allowance for doubtful debts	16(b)/(f)	214,509	173,484	13,703
Addition / (reversal) for provisions of inventories	15(b)	33,767	17,525	(10,318)
Equity settled share-based payment expenses	7	42,939	33,245	14,906
Income from investments in joint ventures	8(a)	(52,957)	(73,570)	(72,000)
Fair value change of financial assets at fair value through profit or loss	8(a)	20,671	(55,061)	—
Remeasurement to fair value of pre-existing interest in an acquiree	8(a)	(9,201)	—	—
Interest income	8(a)	(64,614)	(63,469)	(96,634)
Interest expenses	8(a)	152,108	271,987	156,584
Income tax expense / (benefit)	9	213	(78,417)	44,524
Bargain purchase gain	6	(4,867)	(4,869)	—
Impairment losses on goodwill and other intangible assets	11	—	179,661	—
Gain on disposal of subsidiaries	8(b)	—	—	(3,786)
Gain on loss of control of subsidiaries	8(b)	—	—	(124,460)

		128,423	(95,554)	381,292

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012, 2013 and 2014 (continued)

	Note	2012	2013	2014
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities (continued):
Changes in working capital (net of effect of business combinations and disposal / loss control of subsidiaries):
Change in inventories		(54,766)	(224,549)	142,185
Change in trade and other receivables		635,587	113,904	(722,023)
Change in prepayments		(77,771)	78,688	(13,897)
Change in other current assets		(2,272)	(27,790)	14,941
Change in trade and other payables		(1,121,268)	414,175	1,710,210
Change in provisions	25	37,422	13,561	96,865
Change in deferred income		144,861	9,340	116,382
Change in deferred revenue	16(d)	(25,635)	236,414	(76,283)
Income tax paid		(69,251)	(1,559)	(6,412)

Net cash (used in) / generated from operating activities		(404,670)	516,630	1,643,260

Cash flows from investing activities:
(Increase) / decrease in pledged bank deposits		(20,088)	30,043	(60,275)
Purchase of property, plant and equipment		(148,247)	(89,136)	(103,383)
Proceeds from sale of property, plant and equipment		—	9,665	—
Purchase of intangible assets		(22,528)	(52,614)	(6,420)
Payment for lease prepayments		(33,278)	(3,400)	—
Loan made to third parties		(147,000)	(68,436)	(22,000)
Collection of loan made to third parties		48,000	—	50,000
Interest received		27,992	47,957	55,347
Acquisition of subsidiaries, net of cash acquired	4(a)/(b)/(c)/(d)/(e)	(88,988)	(4,670)	(2,592)
Purchase of investments in associates	13	(7,400)	(20,000)	(45,000)
Purchase of investments in joint ventures	14	(423,010)	(138,000)	—
Proceeds from sale of investments in joint ventures	14	40,000	94,796	—
Purchase of other investments		(6,000)	(23,053)	—
Purchase of financial assets at fair value through profit or loss		(190,718)	—	—

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012, 2013 and 2014 (continued)

	Note		2012	2013	2014
			RMB’000	RMB’000	RMB’000
Cash flows from investing activities (continued):
Proceeds from sale of financial assets at fair value through profit or loss			—	223,200	—
Advances made to related parties	32	(a)	(108,407)	(38,829)	(115,657)
Collection of advances made to related parties	32	(a)	21,345	69,597	113,807
Loan made to related parties	32	(a)	(730)	(285,000)	(144,110)
Collection of loan made to related parties	32	(a)	—	50,730	358,200
Receipt of guarantee deposit from related parties	32	(a)	24,000	20,560	44,000
Loss control of subsidiaries			—	—	(76,603)
Disposal of subsidiaries			—	—	23,763

Net cash (used in) / generated from investing activities			(1,035,057)	(176,590)	69,077

Cash flows from financing activities:
Repurchase of own shares	27(c)		(13,005)	—	—
Proceeds from bank and other borrowings			1,262,767	655,360	631,450
Repayment of bank and other borrowings			(839,139)	(1,277,259)	(833,378)
Proceeds from borrowings from related parties			139,683	69,466	—
Repayment of borrowings from related parties			(12,758)	(4,923)	—
Interest paid			(57,012)	(272,901)	(149,499)
Financial arrangement fee paid to banks	16(b)		(41,204)	(5,384)	(18,779)
Proceeds from issuance of medium-term notes	23		1,000,000	—	—
Issuance cost of medium-term notes	23		(19,500)	—	—
Proceeds from exercise of share options			—	—	18,249

Net cash generated from / (used in) financing activities			1,419,832	(835,641)	(351,957)

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012, 2013 and 2014 (continued)

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Effect of foreign currency exchange rate changes on cash and cash equivalents	93	(12,245)	(2,418)

Net (decrease) / increase in cash and cash equivalents	(19,802)	(507,846)	1,357,962
Cash and cash equivalents at beginning of year	1,339,496	1,319,694	811,848

Cash and cash equivalents at end of year	1,319,694	811,848	2,169,810

The notes on pages F-14 to F-118 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1	Reporting entity

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

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Company and its subsidiaries (together referred to as the “Group”). Note 2(e) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these consolidated financial statements.

The consolidated financial statements were approved and authorized for issue by Board of Directors on April 30, 2015.

(b)	Basis of preparation and measurement

The consolidated financial statements of the Company as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 comprise the Group and the Group’s interests in associates and joint ventures.

The consolidated financial statements have been prepared on the historical cost basis, except for non-derivative financial instruments held for trading or designated as at fair value through profit or loss, which are measured at fair value on each reporting date.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Renminbi yuan (“RMB”), which is the functional currency of the Group entities located in the PRC. The functional currency of the Company is the United States Dollar (“USD”) and its financial statements have been translated to RMB in accordance with Note 3(b). All financial information presented in RMB has been rounded to the nearest thousand, unless otherwise indicated.

2	Basis of preparation (continued)

(d)	Use of estimates

The preparation of the consolidated financial statements in accordance with IFRSs requires management to make judgment estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the useful lives and the recoverability of the carrying amounts of property, plant and equipment and intangible assets (including goodwill), the realization of deferred tax assets, the collectability of trade and other receivables, the adequacy of inventories provision, the fair value of share-based payment arrangements and the accrual of warranty provisions. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the alternative energy industry.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 4 – acquisition of subsidiaries;

•	Note 9 and Note 24 – realization of tax losses and other deductible temporary differences and recognition of previously unrecognized tax losses and other deductible temporary differences;

•	Note 10 and Note 11 – useful lives and recoverability of property, plant and equipment and intangible assets (including goodwill);

•	Note 15 – write-down of inventories;

•	Note 16 – collectability of trade and other receivables; and

•	Note 25 – warranty provisions.

2	Basis of preparation (continued)

(d)	Use of estimates (continued)

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 11– intangible assets;

•	Note 27(d) – share-based payment arrangements; and

•	Note 30(d) – fair values

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to a standard and new interpretation with a date of initial application of January 1, 2014.

•	Offsetting financial assets and financial liabilities (Amendments to IAS 32); and

•	Recoverable amount disclosures for non-financial assets (Amendments to IAS 36)

2	Basis of preparation (continued)

(e)	Changes in accounting policies (continued)

The nature and effects of the changes are explained below.

(i)	Offsetting financial assets and financial liabilities

The amendments to IAS 32 clarify the offsetting criteria in IAS 32. The amendments do not have an impact on these financial statements as they are consistent with the policies already adopted by the Group.

(ii)	Recoverable amount disclosures for non-financial assets

The amendments to IAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating unit (“CGU”) whose recoverable amount is based on fair value less costs of disposal. The Group early adopted the amendments in the annual financial statements for the year ended December 31, 2013.

3	Significant accounting policies

(a)	Basis of consolidation

(i)	Business combinations

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

Any contingent consideration payable is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)	Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Intra-group balances, transactions and cash flows, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets. Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of operations and comprehensive income as an allocation of the total profit or loss and total comprehensive income or loss for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated statements of financial position in accordance with Note 3(c)(ii) depending on the nature of the liability.

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

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 3(c)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 3(a)(iii)).

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

An investment in an associate or joint venture is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 3(i)).

Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of operations, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of comprehensive income.

When the Group’s share of losses exceeds its interest in the associate or joint venture, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate or joint venture.

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Associates and joint ventures (continued)

Unrealized profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investees except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. With respect to the Group’s investments in joint ventures where the contributions (in the form of registered capital interests) are in substance interest bearing advances to the other shareholders of the joint ventures, the profits and losses resulting from sale of wind turbines from the Group to the joint ventures are recognized in the Group’s consolidated financial statements fully rather than only to the extent of unrelated investors’ legal interests in the joint ventures.

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

(iv)	Other investments in equity securities

The Group’s policies for investments in equity securities, other than investments in subsidiaries, associates and joint ventures, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless it is determined that the fair value at initial recognition differs from the transaction price and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets. Cost includes attributable transaction costs.

For investments in equity securities, which are not held for trading or the Group does not have the positive ability and intention to hold to maturity, if such investments do not have a quoted price in an active market for an identical instrument and their fair value cannot otherwise be reliably measured, they are recognized in the consolidated statement of financial position at cost less impairment losses (Note 3(i)). Dividend income from equity securities are recognized in profit or loss when the Group’s right to receive payment is established.

Investments are recognized or derecognized on the date the Group commits to purchase or sell the investments.

3	Significant accounting policies (continued)

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences are generally recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the transaction.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into RMB at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into RMB at exchange rates approximating the foreign exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserves, except to the extent that the translation difference is allocated to non-controlling interest.

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

(c)	Financial instruments

(i)	Non-derivative financial assets

Unless indicated elsewhere, the Group has the following non-derivative financial assets: trade and other receivables, pledged bank deposits, cash and cash equivalents, and financial assets at fair value through profit or loss.

Trade and other receivables are initially recognized at fair value plus any directly attributable transaction costs and thereafter stated at amortized cost using the effective interest method, less allowance for impairment of doubtful debts (Note 3(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for doubtful debts.

3	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial assets (continued)

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

A financial asset is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. Bills receivable sold to banks or transferred to suppliers or vendors as payment or settlement of its liabilities to these parties are derecognized when it is determined that all the risks and rewards of ownership of the bills receivable are transferred at the time of the sale or transfer.

(ii)	Non-derivative financial liabilities

The Group has the following non-derivative financial liabilities: bank and other borrowings, bond payable, and trade and other payables.

Such financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses (Note 3(i)).

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

Depreciation is calculated to write off the cost or valuation of items of property, plant and equipment less their estimated residual value using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Land is not depreciated.

3	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(iii)	Depreciation (continued)

The estimated useful lives are as follows:

- Buildings	20 - 60 years
- Machinery and equipment	5 - 21 years
- Furniture, fixtures and office equipment	3 - 21 years
- Motor vehicles	4 - 10 years
- Leasehold improvements	Shorter of the lease term and estimated useful life

Depreciation methods, useful lives and residual values are reassessed at each reporting date and adjusted if appropriate.

(e)	Lease prepayments

Lease prepayments represent cost of land use rights paid to the PRC government authorities. Lease prepayments are stated at cost less accumulated amortization and impairment losses (Note 3(i)). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives which range from 30 to 50 years.

(f)	Intangible assets and goodwill

(i)	Goodwill

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses (Note 3(i)). In respect of goodwill arising from associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the investment as a whole. On disposal of or loss of control of a subsidiary during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(ii)	Trademark

Trademark is not amortized while its useful life is assessed to be indefinite, which is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment. If not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out below.

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (Note 3(i)).

3	Significant accounting policies (continued)

(f)	Intangible assets and goodwill (continued)

(iv)	Amortization

Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

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

Construction contracts in progress represent the gross amount expected to be collected from customers for contract work performed to date. It is measured at cost incurred plus profits recognized to date (Note 3(m)(iii)) less progress billings and recognized losses. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity.

In the consolidated statement of financial position, construction contracts in progress for which costs incurred plus recognized profits exceed progress billings and recognized losses are presented as trade and other receivables. Contracts for which progress billings and recognized losses exceed costs incurred plus recognized profits are presented as deferred revenue.

3	Significant accounting policies (continued)

(i)	Impairment

(i)	Financial assets

Financial assets not classified as at fair value through profit or loss, including an interest in an equity-accounted investee and investment in equity securities, are assessed at each reporting date to determine whether there is objective evidence of impairment. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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

In assessing collective impairment the Group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss is calculated as the difference between receivables’ carrying amount and the present value of the estimated future cash flows discounted at the receivables’ original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the receivables, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

3	Significant accounting policies (continued)

(i)	Impairment (continued)

(i)	Financial assets (continued)

An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

(ii)	Non-financial assets

At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(iii)	Share-based payment transactions

Equity instrument granted to the Group’s employees by the Group or the Group’s investor(s) are accounted for as share-based payment transactions. The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

(k)	Research and development cost

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development. The expenditure capitalized includes the costs of materials, direct labour, and an appropriate proportion of overheads and borrowing costs, where applicable. Capitalized development costs are stated at cost less accumulated amortization and impairment losses. Other development expenditure is recognized as an expense in the period in which it is incurred.

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

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a pass event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

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

Revenue is measured at the fair value of the consideration received or receivable. If a contract involves multiple elements, the Group allocates the total consideration to the components based on their respective estimated selling price or fair value. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

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

Revenue in relation to provision of maintenance service is recognized on a straight-line basis.

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

If the outcome of a construction contract can be estimated reliably, then contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. The stage of completion is assessed with reference to surveys of work performed. Otherwise, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss.

(iv)	Rendering of project design and coordination services

The Group is involved in rendering of project design and coordination services.

The Group recognizes revenue from rendering of services in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed based on the proportion that costs incurred to date bear to the estimated total costs of the transaction. Only costs that reflect services performed to date are included in costs incurred to date. Only costs that reflect services performed or to be performed are included in the estimated total costs of the transaction.

(n)	Government grants

Government grants are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received and that the Group will comply with the conditions associated with the grants. They are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset.

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the periods in which the expenses are recognized.

(o)	Lease payments

Payments made under operating lease are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expenses, over the term of the lease.

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

Income tax comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax is not recognized for the following temporary differences: (1) taxable temporary differences arising on the initial recognition of goodwill; (2) temporary difference on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable they will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The carrying amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

3	Significant accounting policies (continued)

(q)	Income tax (continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets are offset against deferred tax liabilities, if there is a legally enforceable right to set off current tax assets and current tax liabilities, and in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously, or in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

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

(s)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

•	has control or joint control over the Group;

•	has significant influence over the Group; or

•	is a member of the key management personnel of the Group or the Group’s parent.

3	Significant accounting policies (continued)

(s)	Related parties (continued)

(ii)	An entity is related to the Group if any of the following conditions applies:

•	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

•	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

•	Both entities are joint ventures of the same third party.

•	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

•	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

•	The entity is controlled or jointly controlled by a person identified in (a).

•	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

3	Significant accounting policies (continued)

(u)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2014

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2014 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Annual improvements to IFRSs 2010-2012 cycle	July 1, 2014

Annual improvements to IFRSs 2011-2013 cycle	July 1, 2014

IFRS 9, Financial Instruments	January 1, 2018

IFRS 15, Revenue from Contracts with Customers	January 1, 2017

Amendments to IAS 16 and IAS 38, Clarification of Acceptable methods of Depreciation and Amortization	January 1, 2016

The Group is in the process of making an assessment of what the impact of these amendments, new standards and interpretations is expected to be in the period of initial application.

4	Acquisitions

(a)	Acquisition of Inner Mongolia Fengchangyuan New Energy Development Co., Ltd. (“Fengchangyuan New Energy”)

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

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		29,200
Consideration payable		800

		30,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Property, plant and equipment		4,995
Intangible assets		19,379
Deferred tax liabilities	24(b)	(4,845)

Total identifiable assets acquired and liabilities assumed		19,529
Goodwill		10,471

Total		30,000

The goodwill is primarily attributed to entrance into the wind farm operating business. None of the goodwill recognized is expected to be deductible for income tax purpose.

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statements of operations.

From the date of completion of the acquisition to December 31, 2012, the operating results of Fengchangyuan New Energy were minimal.

4	Acquisitions (continued)

(b)	Acquisition of Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”)

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

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		76,460

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		13,210
Property, plant and equipment		206,134
Lease prepayments		121,865
Trade and other receivables		8,596
Bank and other loans		(125,704)
Trade and other payables		(89,101)
Income tax payables		(1,218)
Deferred tax liabilities	24(b)	(8,779)

Total identifiable assets acquired and liabilities assumed		125,003

Fair value of pre-existing interest in
Tianjin Technology		(43,676)
Bargain purchase gain	6	(4,867)

Total		76,460

4	Acquisitions (continued)

(b)	Acquisition of Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”) (continued)

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

The remeasurement to fair value of the Group’s existing 34.94% interest in Tianjin Technology resulted in a gain of RMB9,201,000 (RMB43,676,000 less RMB34,475,000 carrying amount of equity accounted investee at the acquisition date), which has been included in “finance income” in the consolidated statements of operations (Note 8(a)).

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statements of operations.

From the date of acquisition to December 31, 2012, Tianjin Technology incurred net income of approximately RMB368,000. Revenues generated by Tianjin Technology were all intercompany transactions, which are eliminated on consolidation.

(c)	Acquisition of Global Wind Power Limited and its subsidiaries (“GWPL”)

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

4	Acquisitions (continued)

(c)	Acquisition of Global Wind Power Limited and its subsidiaries (“GWPL”) (continued)

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		124,530

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		127,992
Pledged deposits		3,768
Property, plant and equipment		257,673
Intangible assets		225,259
Other investments		1,230
Inventories		169,615
Trade and other receivables		139,461
Bank and other loans		(731,865)
Trade and other payables		(93,705)
Income tax payables		(223)
Deferred tax liabilities	24(b)	(73,741)

Total identifiable assets acquired and liabilities assumed		25,464

Non-controlling interests, based on their proportionate interest in the identifiable assets and liabilities of GWPL		(12,732)
Goodwill		111,798

Total		124,530

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

4	Acquisitions (continued)

(d)	Acquisition of Gansu Shandan Xiehe Wind Power Co., Ltd. (“Shandan Xiehe”)

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

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		3,870

Recognized amounts of identifiable assets acquired and liabilities assumed
Property, plant and equipment	10	630
Intangible assets	11	11,732
Trade and other payables		(646)
Deferred tax liabilities	24(b)	(2,977)

Total identifiable assets acquired and liabilities assumed		8,739

Bargain purchase gain	6	(4,869)

Total		3,870

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

4	Acquisitions (continued)

(e)	Acquisition of Henan Tianrun Wind Power Co., Ltd. (“Henan Tianrun”)

On November 5, 2014, the Group obtained control of Henan Tianrun, which is principally engaged in the development and utilization of wind power, by acquiring 100% of the equity interests and voting interests in Henan Tianrun. Henan Tianrun has obtained the official approvals to develop a 49.5MW wind farm project. The acquisition is expected to provide the Group with future economic benefit from this wind farm project.

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		9,581

Recognized amounts of identifiable assets acquired and liabilities assumed
Property, plant and equipment	10	10,183
Intangible assets	11	18,553
Trade and other receivables		520
Prepayments		1,658
Cash and cash equivalents		6,989
Trade and other payables		(23,684)
Deferred tax liabilities	24(b)	(4,638)

Total identifiable assets acquired and liabilities assumed		9,581

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statements of operations.

From the date of completion of the acquisition to December 31, 2014, the operating results of Henan Tianrun were minimal.

If the acquisitions of Henan Tianrun had occurred on January 1, 2014, on a pro forma basis, there would not be any change in the consolidated revenue of the Group, and the Group’s consolidated profit for the year would have been RMB353,912,000. In determining these amounts, the Group has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisitions had occurred on January 1, 2014.

5	Revenue and segment reporting

(a)	Revenue

Revenue represents the sales value of wind turbines, raw materials and electronic equipment, provision of maintenance services, construction contract revenue and provision of project design and coordination services. Revenue is presented net of business taxes and surcharges, as well as value-added tax collected on behalf of tax authorities.

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Sale of wind turbines	2,649,720	2,688,769	5,634,360
Sale of raw materials and electronic equipment	125,018	65,190	140,986
Maintenance services	66,632	90,871	82,382
Construction contract revenue	51,730	—	—
Project design and coordination services	—	—	14,711

	2,893,100	2,844,830	5,872,439

Sales to the largest and the top five customers in terms of revenue recognized by the Group accounted for 27.88% and 64.04% for the year ended December 31, 2012, 22.08% and 54.35% for the year ended December 31, 2013, and 21.70% and 69.39% for the year ended December 31, 2014, respectively.

(b)	Segment reporting

In years ended December 31, 2012 and 2013, the Group has chosen to organize the entity around difference in geographical areas. As a result of the Group’s acquisition of the Indian subsidiaries GWPL in 2012 (Note 4(c)), the Group had two operating segments, which were manufacture and sale of wind turbines in PRC and the manufacture and sale of wind turbines in India. However, since the Group deconsolidated GWPL on January 1, 2014, the segment of manufacture and sale of wind turbines in India no longer existed in the year ended December 31, 2014.

For the year ended December 31, 2014, the management revisited the Group’s operation status and decided to organize the entity around difference in products and services, i.e, the Group has two operating segments, with one being the manufacture and sale of wind turbines, and the other one being wind farm development and operations. However, as the wind farm development and operations segment does not meet any of the quantitative thresholds for a reportable segment, the Group is of the view that a separate disclosure for the wind farm development and operations segment is not meaningful since the results and financial position of the operating segment of manufacture and sale of wind turbines can broadly represent those of the Group as a whole.

5	Revenue and segment reporting (continued)

(b)	Segment reporting (continued)

Information regarding the Group’s reportable segments as provided to the Group’s CEO for the purposes of resource allocation and assessment of segment performance for the years ended December 31, 2012 and 2013 is set out below.

(i)	Information about reportable segments

	Reportable segments
	PRC		India		Total
	2012*	2013	2012*	2013	2012*	2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

External revenue	2,879,695	2,775,951	13,405	68,879	2,893,100	2,844,830
Inter-segment revenue	—	10,587	—	—	—	10,587

Segment revenue	2,879,695	2,786,538	13,405	68,879	2,893,100	2,855,417

Segment loss before income tax	(276,081)	(330,685)	(24,546)	(392,612)	(300,627)	(723,297)
Finance income	126,434	196,239	338	5,620	126,772	201,859
Finance expenses	(217,612)	(193,010)	(13,254)	(90,371)	(230,866)	(283,381)
Depreciation and amortization	(77,225)	(99,723)	(7,238)	(40,496)	(84,463)	(140,219)
Share of loss of associates	(7,396)	(3,558)	—	—	(7,396)	(3,558)
Other material non-cash items
- Impairment loss on goodwill and other intangible assets	—	—	—	(179,661)	—	(179,661)
- Allowance for doubtful debts excluding amounts recorded as financial arrangement fees	(160,259)	(162,090)	—	—	(160,259)	(162,090)

Segment assets	11,063,061	10,924,106	1,003,963	541,589	12,067,024	11,465,695
- Investments in associates	9,166	25,608	—	—	9,166	25,608
- Investments in joint ventures	691,837	795,848	—	—	691,837	795,848
- Additions to non-current assets
- Property, plant and equipment	372,571	90,525	257,672	356	630,243	90,881
- Intangible assets	29,849	14,039	337,058	—	366,907	14,039
- Lease prepayments	155,143	3,400	—	—	155,143	3,400
- Other investments	6,000	24,000	1,144	—	7,144	24,000

Segment liabilities	7,413,237	7,541,008	890,527	784,876	8,303,764	8,325,884

*	As a result of the acquisition of GWPL on November 30, 2012 (Note 4(c)), the Group has changed its internal organization and the composition of its reportable segments.

5	Revenue and segment reporting (continued)

(b)	Segment reporting (continued)

(ii)	Reconciliations of information on reportable segments to the Group’s reported amounts

	2012	2013
	RMB’000	RMB’000
(i) Revenue
Total revenue for reportable segments	2,893,100	2,855,417
Elimination of inter-segment revenue	—	(10,587)

Consolidated revenue	2,893,100	2,844,830

	2012	2013
	RMB’000	RMB’000
(ii) Loss before income tax
Total loss before income tax for reportable segments	(300,627)	(723,297)
Elimination of inter-segment profit	—	(2,553)

Consolidated loss before income tax	(300,627)	(725,850)

	2012	2013
	RMB’000	RMB’000
(iii) Assets
Reportable segment assets	12,067,024	11,465,695
Elimination of inter-segment receivables	—	(4,944)
Elimination of inter-segment profit	—	(2,553)
Elimination of inter-segment investments	(125,710)	(121,938)

Consolidated total assets	11,941,314	11,336,260

	2012	2013
	RMB’000	RMB’000
(iv) Liabilities
Reportable segment liabilities	8,303,764	8,325,884
Elimination of inter-segment payables	—	(4,944)

Consolidated total liabilities	8,303,764	8,320,940

6	Other income

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Government grants	80,963	34,626	27,745
Bargain purchase gain (Note 4(b)/(d))	4,867	4,869	—
Others	—	5,458	5,340

	85,830	44,953	33,085

During the years ended December 31, 2012, 2013 and 2014, the Group received government grants of RMB166,744,000, RMB13,634,000 and RMB26,488,000, respectively. The government grants were provided to support the Group’s research and development projects, the improvement of the Group’s manufacturing facilities, and acquisition of land use right. The government grants are recognized in profit or loss in the same periods in which the expenses incurred are recognized, or with respect to the grants related to capital assets, over the useful life of the related assets. RMB80,963,000, RMB34,626,000 and RMB27,745,000 was recognized as other income for the years ended December 31, 2012, 2013 and 2014, respectively. The unrecognized portion of RMB184,215,000 and RMB182,958,000 was included as deferred income as of December 31, 2013 and 2014, respectively (Note 26).

7	Staff costs

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Contributions to defined contribution retirement plan	9,132	9,317	12,463
Equity-settled share-based payment expenses (Note 27(d))	42,939	33,245	14,906
Salaries, wages and other benefits	168,799	207,405	257,006

	220,870	249,967	284,375

8	(Loss) / profit before income tax

(a)	Net finance expenses

		2012	2013	2014
	Note	RMB’000	RMB’000	RMB’000

Interest income		64,614	63,469	96,634
Exchange gain, net		—	9,759	—
Income from investments in joint ventures	14	52,957	73,570	72,000
Remeasurement to fair value of pre-existing interest in an acquiree	4(b)	9,201	—	—
Fair value change of financial assets at fair value through profit or loss		—	55,061	—

Finance income		126,772	201,859	168,634

Interest expenses		(152,108)	(271,987)	(156,584)
Financial arrangement fees		(54,250)	(11,394)	(13,784)
Exchange loss, net		(3,837)	—	(3,223)
Fair value change of financial assets at fair value through profit or loss		(20,671)	—	—

Finance expenses		(230,866)	(283,381)	(173,591)

Net finance expenses		(104,094)	(81,522)	(4,957)

Financial arrangement fees of RMB54,250,000 and RMB11,394,000 and RMB13,784,000 represent the fees charged or to be charged by banks for the settlement of trade receivables for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group recorded interest expenses of RMB87,872,000, RMB91,458,000 and RMB92,085,000 for medium-term notes for the years ended December 31, 2012, 2013 and 2014, respectively (Note 23).

8	(Loss) / profit before income tax (continued)

(b)	Other items charged in arriving at (loss) / profit before income tax includes:

	Note	2012	2013	2014
		RMB’000	RMB’000	RMB’000
Expenses include:
Amortization	(i)
- intangible assets	11	11,729	40,007	7,711
- lease prepayments	12	5,532	8,190	7,579

Depreciation	10 / (i)	67,202	92,022	86,915

Operating lease charges:
minimum lease payments	(i)	25,970	13,088	20,585

Auditors’ remuneration		7,550	7,850	7,944

Transportation expenses		65,312	116,769	129,274

Impairment loss on goodwill and other intangible assets	11	—	179,661	—

Provision for warranty	25	87,708	87,972	182,035

Allowance for doubtful debts excluding amounts recorded as financial arrangement fees (Note 8(a))		160,259	162,090	(81)

Cost of inventories	15(b) / (i)	2,420,593	2,494,579	4,877,340

Gain on disposal of subsidiaries	(ii)	—	—	(3,786)

Gain on loss of control of subsidiaries	(iii)	—	—	(124,460)

(i)	During the years ended December 31, 2012, 2013 and 2014, cost of inventories includes RMB126,666,000, RMB162,582,000 and RMB199,179,000 relating to staff costs, depreciation and amortization expenses and operating lease charges, which amount are also included in the respective total amounts disclosed separately above or in the notes for each of these types of expenses.

(ii)	On September 16, 2014, the Group entered into an agreement with a third-party entity to dispose 100% equity interests of a subsidiary Shandan Xiehe. The Group recognized loss of RMB4,045,000 from disposal of the subsidiary.

On October 31, 2014, the Group entered into an agreement with a third-party entity to dispose 100% equity interests of Fengchangyuan New Energy. The Group recognized gain of RMB7,831,000 from disposal of the subsidiary.

8	(Loss) / profit before income tax (continued)

(b)	Other items charged in arriving at (loss) / profit before income tax includes (continued):

(iii)	On January 1, 2014, pursuant to the waiver letter issued by Mingyang Singapore to GWPL, the Group waived part of its voting power at the shareholders’ meeting, as well as one of its seats on the Board of Directors of GWPL at its sole discretion effective from January 1, 2014. Subsequent to the waiver, the Group has 50% voting power at the shareholders’ meeting and 50% of the seats on the Board of Directors of GWPL. In this connection, the Group reassessed its involvement in GWPL, and concluded that the Group no longer has existing rights to direct the activities that significantly affect GWPL’s returns, and hence has lost control over GWPL upon effectiveness of the waiver. Management believes that through the waiver, the Group and the other shareholders will share joint control in GWPL, which provides a basis of cooperation for the improvement of GWPL’s future operating results. As a result, the Group deconsolidated GWPL and accounted for GWPL as a joint venture under equity method of accounting from January 1, 2014 (Note 14(iii)). The gain on loss of control of subsidiaries of RMB124,460,000 represented (a) the difference between the carrying amount of net liabilities of GWPL, including goodwill allocated to it, and the carrying amount of GWPL’s non-controlling interest, and the carrying amount of GWPL as a joint venture, which was nil, (b) the reclassification of other comprehensive income to profit or loss upon the deconsolidation of GWPL, and (c) the recognition of previously unrealized profit as a result of the sale of wind turbines from the Group to GWPL in year 2013.

9	Income tax (expense) / benefit

(a)	Income tax (expense) / benefit in the consolidated statements of operations represents:

		2012	2013	2014
	Note	RMB’000	RMB’000	RMB’000

PRC income tax:
Current tax - provision for the year		(41,691)	(925)	(42,048)

Deferred tax - origination and reversal of temporary differences	24	41,478	79,342	(2,476)

		(213)	78,417	(44,524)

9	Income tax (expense) / benefit (continued)

(b)	Reconciliation between tax (expense) / benefit and accounting (loss) / profit at applicable tax rates:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

(Loss) / profit before income tax	(300,627)	(725,850)	399,016

Notional tax benefit / (expense) calculated at the statutory tax rates	75,157	181,463	(99,754)
Additional deduction for research and development expenses	4,236	10,080	8,785
Effect of non-deductible expenses:
Share-based compensation expenses	(10,735)	(6,945)	(2,656)
Salaries and staff costs	(856)	(256)	(1,079)
Entertainment expenses	(2,002)	(2,046)	(2,458)
Goodwill impairment (Note 11(iii))	—	(24,750)	—
Other expenses	(1,211)	(2,171)	(1,094)
Effect of non-taxable income:
Gain on deconsolidation of GWPL	—	—	31,115
Others	3,517	1,217	447
Effect of tax rate differential and preferential tax rate	(27,546)	(43,757)	26,364
Effect of tax losses not recognized	(16,730)	(43,095)	(9,339)
Effect of other temporary differences not recognized	(23,764)	(1,003)	(547)
Utilization of previously unrecognized tax losses and other deductible temporary differences	—	9,680	5,692
Others	(279)	—	—

Actual income tax (expense) / benefit	(213)	78,417	(44,524)

Effective from January 1, 2008, the PRC statutory income tax rate is 25%. The Group’s PRC subsidiaries are subject to PRC tax at 25%, unless otherwise specified. Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”) and Jilin Mingyang Wind Power Technology Co., Ltd. (“Jilin Mingyang”) have been qualified as an “Advanced and New Technology Enterprise” (“ANTE”), and are entitled to the preferential income tax rate of 15% from 2012 to 2014. Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”), Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”) and Yunnan Mingyang Wind Power Technology Co., Ltd. (“Yunnan Mingyang”) have been qualified as an ANTE and are entitled to the preferential income tax rate of 15% from 2014 to 2016. Management is of the view that these entities will continue their ANTE status upon renewals for another three years from their respective years of initial approvals.

10	Property, plant and equipment

		Land and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	Note
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2013		745,772	264,920	92,231	8,023	21,882	77,359	1,210,187
Acquisition through business combination	4(d)	—	—	15	—	615	—	630
Additions		8,013	20,394	29,952	—	3,860	28,032	90,251
Transferred from construction in progress		43,992	11,947	1,308	—	385	(57,632)	—
Disposals		(92)	(21,051)	(1,903)	—	(1,080)	—	(24,126)
Effect of movement in exchange rates		(18,206)	(9,040)	(198)	—	(19)	(6,442)	(33,905)

As of December 31, 2013		779,479	267,170	121,405	8,023	25,643	41,317	1,243,037

As of January 1, 2014		779,479	267,170	121,405	8,023	25,643	41,317	1,243,037
Acquisition through business combination	4(e)	—	—	6	—	—	10,177	10,183
Additions		4,209	22,207	10,075	—	7,876	43,271	87,638
Transferred from construction in progress		3,085	5,138	1,422	—	—	(9,645)	—
Disposals		—	(3,606)	(3,834)	—	(760)	—	(8,200)
Disposals of subsidiaries		—	—	—	—	(615)	(32,499)	(33,114)
Loss of control of subsidiaries		(160,962)	(42,444)	(1,411)	—	(121)	—	(204,938)

As of December 31, 2014		625,811	248,465	127,663	8,023	32,023	52,621	1,094,606

10	Property, plant and equipment (continued)

	Land and buildings	Machinery and equipment	Furniture, fixtures and office equipment	Leasehold improvements	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Accumulated depreciation:
As of January 1, 2013	32,464	64,573	41,525	8,023	10,295	—	156,880
Charge for the year	28,846	33,964	24,277	—	4,935	—	92,022
Written back on disposals	(17)	(4,825)	(1,295)	—	(738)	—	(6,875)
Effect of movement in exchange rates	(246)	(395)	(25)	—	(2)	—	(668)

As of December 31, 2013	61,047	93,317	64,482	8,023	14,490	—	241,359

As of January 1, 2014	61,047	93,317	64,482	8,023	14,490	—	241,359
Charge for the year	25,904	33,125	22,980	—	4,906	—	86,915
Written back on disposals	—	(3,199)	(2,877)	—	(720)	—	(6,796)
Written back on disposals of subsidiaries	—	—	—	—	(202)	—	(202)
Written back on loss of control of subsidiaries	(3,325)	(4,218)	(323)	—	(28)	—	(7,894)

As of December 31, 2014	83,626	119,025	84,262	8,023	18,446	—	313,382

Net book value:
As of December 31, 2013	718,432	173,853	56,923	—	11,153	41,317	1,001,678

As of December 31, 2014	542,185	129,440	43,401	—	13,577	52,621	781,224

10	Property, plant and equipment (continued)

As of December 31, 2013, property, plant and equipment with carrying amount of RMB196,872,000 were pledged as security for the Group’s bank loans of RMB332,523,000 (Note 22). As of December 31, 2014, no property, plant and equipment were pledged.

11	Intangible assets

	Note	Unpatented technology	Customer relationship	Order backlog	Trademark	Wind farm development right	Goodwill	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2013		176,184	87,671	14,877	43,154	19,379	131,995	473,260
Acquisition through business combination	4(d)	—	—	—	—	11,732	—	11,732
Other additions		2,307	—	—	—	—	—	2,307
Effect of movement in exchange rates		(10,268)	(11,657)	(1,978)	(5,738)	—	—	(29,641)

As of December 31, 2013		168,223	76,014	12,899	37,416	31,111	131,995	457,658

As of January 1, 2014		168,223	76,014	12,899	37,416	31,111	131,995	457,658
Acquisition through business combination	4(e)	—	—	—	—	18,553	—	18,553
Disposals of subsidiaries		—	—	—	—	(31,111)	(10,471)	(41,582)
Loss of control of subsidiaries		(66,956)	(76,014)	(12,899)	(37,416)	—	(111,798)	(305,083)

As of December 31, 2014		101,267	—	—	—	18,553	9,726	129,546

11	Intangible assets (continued)

	Unpatented technology	Customer relationship	Order backlog	Trademark	Wind farm development right	Goodwill	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Accumulated amortization and impairment loss:
As of January 1, 2013	41,197	663	3,719	—	—	—	45,579
Charge for the year	20,408	7,367	11,002	—	1,230	—	40,007
Impairment loss	32,306	25,315	—	23,040	—	99,000	179,661
Effect of movement in exchange rates	(1,026)	(557)	(1,822)	—	—	—	(3,405)

As of December 31, 2013	92,885	32,788	12,899	23,040	1,230	99,000	261,842

As of January 1, 2014	92,885	32,788	12,899	23,040	1,230	99,000	261,842
Charge for the year	6,162	—	—	—	1,549	—	7,711
Written back on disposals of subsidiaries	—	—	—	—	(2,624)	—	(2,624)
Written back on loss of control of subsidiaries	(46,082)	(32,788)	(12,899)	(23,040)	—	(99,000)	(213,809)

As of December 31, 2014	52,965	—	—	—	155	—	53,120

Carrying amounts:
As of December 31, 2013	75,338	43,226	—	14,376	29,881	32,995	195,816

As of December 31, 2014	48,302	—	—	—	18,398	9,726	76,426

11	Intangible assets (continued)

As of December 31, 2013, intangible assets with carrying amount of RMB11,028,000 was pledged as security for the Group’s bank loans of RMB332,523,000 (Note 22). As of December 31, 2014, no intangible assets were pledged.

(i)	Impairment loss on Indian operating segment in 2013

Impairment loss was recognized in relation to the intangible assets of the Indian operating segment and the goodwill allocated to the CGU for manufacture and sale of wind turbines in India, which is also the Indian operating segment, as follows:

	Note	2013	2014
		RMB’000	RMB’000

Unpatented technology	(i)	32,306	—
Customer relationship	(i)	25,315	—
Trademark	(i)	23,040	—

		80,661	—

Goodwill	(ii)	99,000	—

Total impairment loss		179,661	—

On November 30, 2012, the Group acquired 50% equity interests in GWPL, and GWPL became a subsidiary of the Group since then (Note 4(c)). GWPL and its wholly owned subsidiary, GWISPL, constitute the Group’s Indian operating segment, and are principally engaged in the manufacture and sale of wind turbines.

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

Since 2013, some of the major customers of GWPL significantly reduced their orders for wind turbines supplied by GWPL as they encountered financial difficulty as a result of depreciation of Indian Rupee. Consequently, the economic benefit of these intangible assets is not expected to be realized as previously forecasted. Management carried out an impairment test on intangible assets and goodwill relating to the Group’s Indian operating segment as of December 31, 2013, and an loss of RMB179,661,000 was recognized. The impairment loss was included in “impairment loss on goodwill and other intangible assets” in the consolidated statements of operations.

11	Intangible assets (continued)

(ii)	Impairment loss in relation to intangible assets (other than goodwill)

At December 31, 2013, the intangible assets relating to the Group’s Indian operating segment (net of impairment loss) was as follows:

2013
RMB’000

Unpatented technology	20,874
Customer relationship	43,226
Trademark	14,376

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

As of January 1, 2014, total impairment loss of RMB179,661,000 was written back as result of deconsolidation of GWPL.

The recoverable amount of other intangible assets relating to the PRC segment is estimated to be higher than the carrying amount, and no impairment was required during the years ended December 31, 2012, 2013 and 2014.

(iii)	Impairment testing for CGUs containing goodwill

As of December 31, 2013 and 2014, goodwill (net of impairment loss) has been allocated to the Group’s CGUs as follows:

	2013	2014
	RMB’000	RMB’000

Manufacture and sale of wind turbines-India	12,798	—
Manufacture and sale of wind turbines-PRC	9,726	9,726
Wind farm operation-PRC	10,471	—

	32,995	9,726

11	Intangible assets (continued)

(iii)	Impairment testing for CGUs containing goodwill (continued)

For the purpose of impairment testing, goodwill arising from the acquisition of GWPL (Note 4(c)) and Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”) are allocated to the manufacture and sale of wind turbines-India CGU and the manufacture and sale of wind turbines-PRC CGU, respectively, whereas goodwill arising from the acquisition of Fengchangyuan New Energy (Note 4(a)) is allocated to wind farm operation-PRC CGU, which represents the lowest level within the Group at which the goodwill is monitored for internal management purpose.

(a)	Manufacture and sale of wind turbines-India

At December 31, 2013, the recoverable amount of the CGU for the purpose of impairment testing of goodwill allocated to the manufacture and sale of wind turbines-India CGU was as follows:

2013
RMB’000

Manufacture and sale of wind turbines - India	401,537

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

Budgeted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) was estimated based on expectations of future outcome, taking into account past experience, adjusted for factors as follows:

11	Intangible assets (continued)

(iii)	Impairment testing for CGUs containing goodwill (continued)

•	Revenue growth was projected by reference to the average growth levels of the local wind turbine industry, and taking into account the orders obtained from and backlog agreed with customers by December 31, 2013.

•	The percentage of operating EBITDA over revenue was estimated by reference to that of other comparable listed companies.

At December 31, 2014, goodwill allocated to the manufacture and sale of wind turbines - India CGU was nil as a result of the deconsolidation of GWPL since January 1, 2014. Therefore, no impairment testing is required to be performed in this relation.

(b)	Manufacture and sale of wind turbines-PRC and Wind farm operation-PRC

The recoverable amount of goodwill other than those related to the Group’s Indian operating segment was estimated to be higher than the carrying amount as of December 31, 2013 and 2014, and therefore no impairment was recognized for the years ended December 31, 2013 and 2014.

12	Lease prepayments

RMB’000
Cost:
As of January 1, 2013	366,260
Additions	3,400

As of December 31, 2013	369,660

As of January 1, 2014	369,660
Additions	—

As of December 31, 2014	369,660

Accumulated amortization:
As of January 1, 2013	9,328
Charge for the year	8,190

As of December 31, 2013	17,518

As of January 1, 2014	17,518
Charge for the year	7,579

As of December 31, 2014	25,097

Net book value:
As of December 31, 2013	352,142

As of December 31, 2014	344,563

As of December 31, 2013 and 2014, no land use right of the Group was pledged.

13	Investments in associates

		December 31,
		2013	2014
		RMB’000	RMB’000

Carrying amount of interest in associates		25,608	69,936

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Share of loss from continuing operation	(7,396)	(3,558)	(672)

Name of associates	Form of business structure	Place of incorporation and operation	Paid-in capital as of December 31, 2014	Percentage of equity interests as of December 31,			Principal activities
			RMB’000	2012	2013	2014

Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. (“Inner Mongolia Equipment”)	Incorporated	Inner Mongolia, the PRC	RMB30,000	33.00%	33.00%	33.00%	Manufacture and sale of wind turbines

Huaneng Mingyang New Energy Investment Co., Ltd. (“Huaneng Mingyang”)	Incorporated	Guangdong, the PRC	RMB20,000	37.00%	37.00%	37.00%	Manufacture and sale of wind turbines

Guangdong Huadi New Energy Investment Management Co., Ltd. (“Guangdong Huadi”)	Incorporated	Guangdong, the PRC	RMB60,000	—	25.00%	25.00%	Investment activities

Zhonghe Henan Renewable Energy Co., Ltd. (“Zhonghe Henan”)	Incorporated	Henan, the PRC	RMB20,000	—	25.00%	25.00%	Development and operation of wind farms

Beijing Mingwu Xinyuan Venture Investment L.P. (“Mingwu Xinyuan”)	Incorporated	Beijing, the PRC	RMB152,500	—	—	29.51%	Investment activities

13	Investments in associates (continued)

	Note	Total assets	Total liabilities	Net assets	Income	Expenses	Profit / (loss) and total comprehensive income / (loss)	Group’s share of net assets	Group’s share of profit / (loss)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2012
Tianjin Technology	4(b)	—	—	—	21,491	(17,659)	3,832	—	1,339
Inner Mongolia Equipment	(i)	211,014	205,660	5,354	20,120	(46,587)	(26,467)	1,766	(8,735)
Huaneng Mingyang	(ii)	20,013	13	20,000	—	—	—	7,400	—

		231,027	205,673	25,354	41,611	(64,246)	(22,635)	9,166	(7,396)

2013
Inner Mongolia Equipment	(i)	180,701	173,683	7,018	24,723	(23,059)	1,664	—	(1,766)
Huaneng Mingyang	(ii)	14,431	—	14,431	—	(5,569)	(5,569)	5,339	(2,061)
Guangdong Huadi	(iii)	59,018	189	58,829	1,920	(844)	1,076	15,269	269
Zhonghe Henan	(iv)	100,040	80,040	20,000	—	—	—	5,000	—

		354,190	253,912	100,278	26,643	(29,472)	(2,829)	25,608	(3,558)

2014
Inner Mongolia Equipment	(i)	172,750	178,721	(5,971)	6,731	(19,720)	(12,989)	—	—
Huaneng Mingyang	(ii)	11,888	33	11,855	—	(2,576)	(2,576)	4,386	(953)
Guangdong Huadi	(iii)	65,793	5,840	59,953	1,649	(525)	1,124	15,550	281
Zhonghe Henan	(iv)	369,526	349,526	20,000	—	—	—	5,000	—
Mingwu Xinyuan	(v)	152,500	—	152,500	—	—	—	45,000	—

		772,457	534,120	238,337	8,380	(22,821)	(14,441)	69,936	(672)

13	Investments in associates (continued)

(i)	On July 28, 2010, Guangdong Mingyang entered into a shareholders’ agreement with a natural person with respect to the establishment of Inner Mongolia Equipment in Inner Mongolia. The registered capital of Inner Mongolia Equipment is RMB30,000,000, and has been made in full by both parties by December 31, 2014. Pursuant to the Articles of Association of Inner Mongolia Equipment, Guangdong Mingyang and the natural person have 33% and 67% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively.

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

Because the Group’s investment in Inner Mongolia Equipment had been reduced to nil in 2013, the Group did not share the loss incurred by Inner Mongolia Equipment in 2014 as the Group has no further legal or constructive obligation on behalf of the investee.

As of December 31, 2014, net liabilities of Inner Mongolia Equipment amounted to RMB5,971,000. In addition, unrealized profit in respect of the sale of wind turbines from Inner Mongolia Equipment to Guangdong Mingyang amounted to RMB3,084,000. Hence the Group’s unrecognized share of loss of Inner Mongolia Equipment as of December 31, 2014 is RMB2,988,000.

(ii)	On August 31, 2012, Guangdong Mingyang entered into a shareholders’ agreement with Huaneng Renewables Corp. (“Huaneng Renewables”) with respect to the establishment of Huaneng Mingyang in Guangdong. The registered capital of Huaneng Mingyang is RMB100,000,000. According to the shareholders’ agreement, Guangdong Mingyang and Huaneng Renewables had each made the first proportionate installment of capital injection in year 2012, representing 37% and 63% of the actual paid-up capital in Huaneng Mingyang, respectively. Pursuant to the Articles of Association of Huaneng Mingyang, Guangdong Mingyang and Huaneng Renewables have 37% and 63% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. As of December 31, 2012, Huaneng Mingyang had not commenced business operations. For the years ended December 31, 2013 and 2014, Huaneng Mingyang did not generate any revenue and had loss of RMB5,569,000 and RMB2,576,000 as a result of pre-operating expenses for which the Group’s share of loss was RMB2,061,000 and RMB953,000, respectively.

(iii)	On May 29, 2013, Guangdong Mingyang acquired 25% equity shares of Guangdong Huadi from a third party for a cash consideration of RMB15,000,000. The registered capital of Guangdong Huadi is RMB60,000,000. According to the Articles of Association of Guangdong Huadi, Guangdong Mingyang and the other shareholders have 25% and 75% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. As of December 31, 2013 and 2014, Guangdong Huadi had recorded net profit of RMB1,076,000 and RMB1,124,000 as a combined effect of the interest income generated from bank deposits and pre-operating expenses incurred, for which the Group’s share of profit was RMB269,000 and RMB281,000, respectively.

13	Investments in associates (continued)

(iv)	On June 18, 2013, Guangdong Mingyang entered into a shareholders’ agreement with Zhonghe Huineng Co., Ltd. (“Zhonghe Huineng”) and Guodian Henan Zhongtou Yingke Renewable Energy Co., Ltd. (“Guodian Zhongtou”) with respect to the establishment of Zhonghe Henan in Henan. The registered capital of Zhonghe Henan is RMB20,000,000. By December 31, 2014, Guangdong Mingyang, Zhonghe Huineng and Guodian Zhongtou has made cash injections of RMB5,000,000, RMB10,200,000 and RMB4,800,000 in full, respectively. Pursuant to the Articles of Association of Zhonghe Henan, Guangdong Mingyang, Zhonghe Huineng and Guodian Zhongtou have 25%, 51% and 24% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. As of December 31, 2014, Zhonghe Henan had not generated revenue or incurred expenses.

(v)	On September 28, 2014, Guangdong Mingyang entered into a shareholders’ agreement with several third-party entities with respect to the establishment of Mingwu Xinyuan in Beijing. The registered capital of Mingwu Xinyuan is RMB305,000,000. As of December 31, 2014, Guangdong Mingyang and other shareholders have made cash injections of RMB45,000,000 and RMB107,500,000, respectively. The outstanding cash injections of RMB45,000,000 and RMB107,500,000 are expected to be made by Guangdong Mingyang and other shareholders, respectively, before July 31, 2015. Pursuant to the shareholders’ agreement, Guangdong Mingyang has 29.51% of the voting rights on all operational and financial decisions and 23.6% shares of its profit or loss, respectively. As of December 31, 2014, Mingwu Xinyuan had not commenced business operations.

14	Investments in joint ventures

	December 31,
	2013	2014
	RMB’000	RMB’000

Share of paid-in capital	681,010	681,010
Income from investments in joint ventures	114,838	186,838

	795,848	867,848

Name of joint ventures	Form of business structure	Place of incorporation and operation	Paid-in capital as of December 31, 2014	Percentage of equity interests as of December 31,			Principal activities
			in thousands	2012	2013	2014

Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd. (“Zhongdan Ruihao”)	Incorporated	Heilongjiang, the PRC	RMB158,000	90.51%	90.51%	90.51%	Development and operation of wind farms

Inner Mongolia Huitengxile Generator Co., Ltd. (“Huitengxile Generator”)	Incorporated	Inner Mongolia, the PRC	N/A	31.82%	—	—	Development and operation of wind farms

Inner Mongolia Huifeng New Energy Co., Ltd. (“Huifeng New Energy”)	Incorporated	Inner Mongolia, the PRC	N/A	51.00%	—	—	Development and operation of wind farms

Daqing Dumeng Hujitumo Wind Power Co., Ltd. (“Daqing Dumeng”)	Incorporated	Heilongjiang, the PRC	RMB135,000	88.89%	88.89%	88.89%	Development and operation of wind farms

Xinjiang Wanbang Energy Development Co., Ltd. (“Xinjiang Wanbang”)	Incorporated	Xinjiang, the PRC	RMB120,000	80.00%	66.67%	66.67%	Development and operation of wind farms

Daqing Dumeng Dairy Farm Wind Power Co., Ltd. (“Daqing Dairy Farm”)	Incorporated	Heilongjiang, the PRC	RMB135,000	88.89%	88.89%	88.89%	Development and operation of wind farms

Inner Mongolia Mingyang Wind Power Co., Ltd. (“Inner Mongolia Wind Power”)	Incorporated	Inner Mongolia, the PRC	RMB83,000	96.40%	96.40%	96.40%	Development and operation of wind farms

Daqing Dumeng Huzhen Dairy Farm Wind Power Co., Ltd. (“Huzhen Dairy Farm”)	Incorporated	Heilongjiang, the PRC	RMB135,000	—	88.89%	88.89%	Development and operation of wind farms

Datang Gongcheng New Enengy Co., Ltd. (“Datang Gongcheng”)	Incorporated	Guangxi, the PRC	RMB20,000	—	97.50%	90.00%	Development and operation of wind farms

GWPL	Incorporated	India	INR648,874	—	—	50.00%	Manufacture and sale of wind turbines

14	Investments in joint ventures (continued)

			Total assets	Total liabilities	Net assets	Income	Expenses	(Loss) / profit and total comprehensive (loss) / income	Group’s share of paid-in capital	Group’s share of profit / (loss)
	Note		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2012
Zhongdan Ruihao	(i	)	445,656	289,167	156,489	29	(1,126)	(1,097)	143,000	—
Huitengxile Generator	(i	)	424,960	309,690	115,270	18,272	(21,575)	(3,303)	38,186	—
Huifeng New Energy	(i	)	329,149	207,000	122,149	26,718	(15,478)	11,240	56,610	—
Daqing Dumeng	(i	)	141,145	6,812	134,333	101	(660)	(559)	120,000	—
Xinjiang Wanbang	(i	)	100,521	2,037	98,484	44	(1,182)	(1,138)	80,000	—
Daqing Dairy Farm	(i	)	215,956	81,143	134,813	24	(137)	(113)	120,000	—
Inner Mongolia Wind Power	(i	)	142,752	62,027	80,725	14	(1,703)	(1,689)	80,010	—

			1,800,139	957,876	842,263	45,202	(41,861)	3,341	637,806	—

2013
Zhongdan Ruihao	(i	)	467,389	312,587	154,802	21	(1,700)	(1,679)	143,000	—
Daqing Dumeng	(i	)	356,180	225,026	131,154	—	(3,186)	(3,186)	120,000	—
Xinjiang Wanbang	(i	)	332,477	216,978	115,499	27	(2,910)	(2,883)	80,000	—
Daqing Dairy Farm	(i	)	209,840	77,564	132,276	6	(2,544)	(2,538)	120,000	—
Inner Mongolia Wind Power	(i	)	589,472	518,310	71,162	—	(9,564)	(9,564)	80,010	—
Huzhen Dairy Farm	(i	)	141,087	9,278	131,809	42	(3,046)	(3,004)	120,000	—
Datang Gongcheng	(ii	)	20,139	139	20,000	—	—	—	18,000	—

			2,116,584	1,359,882	756,702	96	(22,950)	(22,854)	681,010	—

14	Investments in joint ventures (continued)

			Total assets	Total liabilities	Net assets / (liabilities)	Income	Expenses	(Loss) / profit and total comprehensive (loss) / income	Group’s share of paid-in capital	Group’s share of profit / (loss)
	Note		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2014
Zhongdan Ruihao	(i	)	421,265	268,499	152,766	9	(2,045)	(2,036)	143,000	—
Daqing Dumeng	(i	)	352,288	220,665	131,623	10	(1,088)	(1,078)	120,000	—
Xinjiang Wanbang	(i	)	340,609	208,701	131,908	30,012	(16,377)	13,635	80,000	—
Daqing Dairy Farm	(i	)	382,902	250,250	132,652	214	(1,144)	(930)	120,000	—
Inner Mongolia Wind Power	(i	)	374,363	290,169	84,194	63,761	(50,729)	13,032	80,010	—
Huzhen Dairy Farm	(i	)	372,592	240,080	132,512	239	(1,204)	(965)	120,000	—
Datang Gongcheng	(ii	)	21,980	1,980	20,000	—	—	—	18,000	—
GWPL	(iii	)	391,467	788,302	(396,835)	85,215	(225,544)	(140,329)	—	—

			2,657,466	2,268,646	388,820	179,460	(298,131)	(118,671)	681,010	—

14	Investments in joint ventures (continued)

(i)	Guangdong Mingyang entered into several shareholders’ agreements pursuant to which it would contribute cash injection into the registered capital of joint ventures, all with zero equity pick-up. As of December 31, 2014, such joint ventures include all entities listed in the above table but except Datang Gongcheng and GWPL. In accordance with the shareholders’ agreements, the other shareholders of the joint ventures (“the Other Shareholders”) are obligated to repurchase the equity interests in the joint ventures held by Guangdong Mingyang within two to five years after completion of certain mile-stone events. Guangdong Mingyang is entitled to a fixed-rate annual return of 15% of the amount or part of the amount it contributed to the registered capital of the joint ventures. The amount of the fixed-rate annual return will be settled by the Other Shareholders when the Other Shareholders repurchase the equity interests in the joint ventures held by Guangdong Mingyang. According to the shareholders’ agreements, unanimous consent between Guangdong Mingyang and the Other Shareholders is required for all strategic financial and operating decisions of the joint ventures. Guangdong Mingyang is not entitled to any dividend or residual interest of the joint ventures except for the fixed-rate annual return mentioned above.

The investments in these entities are accounted for as investments in joint ventures. The Group recognized income from investments in joint ventures of RMB52,957,000, RMB73,570,000 and RMB72,000,000 for the years ended December 31, 2012, 2013 and 2014, respectively (Note 8(a)), representing the fixed-rate return of the amount or part of the amount it contributed to the joint ventures. Under the terms of each of the shareholders’ agreements, Guangdong Mingyang is not entitled to share the entities’ operating results. Therefore, the Group’s share of these entities’ net assets are limited to the Group’s respective shares of these entities’ registered capital and the amount of the fixed-rate return.

Guangdong Mingyang also entered into agreements with these joint ventures to sell certain wind turbines and provide relevant maintenance services to the joint ventures. Since the Group in substance provides interest bearing advances to the Other Shareholders of the joint ventures, it retains a significant risk of ownership when receipt of revenue from the sale of wind turbines to the joint ventures is contingent upon the derivation of revenue by the buyer from the operation of wind turbines. Therefore, in addition to meeting all the criteria for revenue recognition, the Group does not recognize revenue from the sale of wind turbines to the joint ventures until the joint ventures have demonstrated their current ability to settle the sales amount of the wind turbines, other than solely from the future generation of cash flows from the wind farm operations. Such ability is usually evidenced by the joint ventures obtaining financing (independent from the Group) to settle the sales amount of wind turbines, such as obtaining bank loans that are not guaranteed by the Group, its subsidiaries or related parties.

The Group recognized revenue of RMB621,744,000, RMB159,399,000 and RMB479,803,000 from sale of wind turbines to its joint ventures during the years ended December 31, 2012, 2013 and 2014, respectively, after these joint ventures have obtained financing (independent from the Group) to settle the sales amount of wind turbines. The Group’s trade receivables from the joint ventures in respect of the sale of wind turbines are disclosed in Note 32(a).

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

(ii)	On May 31, 2013, Guangdong Mingyang entered into an agreement with Datang Guilin New Energy Co., Ltd. (“Datang Guilin”), pursuant to which it would contribute cash of RMB78,000,000 into the registered capital of Datang Gongcheng. As of December 31, 2013, Guangdong Mingyang and Datang Guilin had respectively injected cash of RMB18,000,000 and RMB2,000,000 in Datang Gongcheng. In accordance with the shareholders’ agreement, upon the capital contribution, Guangdong Mingyang and Datang Guilin each holds 97.50% and 2.50% registered capital interest of Datang Gongcheng, respectively. In year 2014, both parties have not made further capital injections in Datang Gongcheng.

In December 22, 2014, Guangdong Mingyang entered into a supplemental agreement with Datang Guilin, pursuant to which both parties’ share of equity interests in Datang Gongcheng will be determined by their actual paid up capital injections. As such, Guangdong Mingyang’s percentage of equity interests in Datang Gongcheng is reduced to 90% as of December 31, 2014. Both shareholders also agreed that the remaining RMB60,000,000 would be injected in first half year of 2015 (Note 31(b)).

According to the Articles of Association of Datang Gongcheng, unanimous consent is required for all significant decisions of Datang Gongcheng, therefore, it is recognized as a joint venture of Guangdong Mingyang. However, Guangdong Mingyang is not entitled to any fixed-rate annual return from its capital injections, but is entitled to share Datang Gongcheng’s operating results, which is determined based on the percentage of equity interests held by Guangdong Mingyang. As of December 31, 2014, Datang Gongcheng had not commenced business operations, thus the Group’s share of Datang Gongcheng’s operating result is nil.

(iii)	On January 1, 2014, the Group deconsolidated GWPL and accounted for GWPL as a joint venture (Note 8(b)). As at the deconsolidation date, GWPL had accumulated losses and net liabilities which exceed the Group’s cost of investment in it. The initial fair value of the Group’s investment in GWPL as a joint venture was recorded as nil on January 1, 2014. Subsequent to deconsolidation, the Group did not recognize its proportionate share of GWPL’s loss in its consolidated financial statements for the year ended December 31, 2014 because the Group’s investment in GWPL has been written down to nil and the Group has no future legal or constructive obligation to make payment for GWPL. The financial information of GWPL above has been adjusted to reflect the adjustment for intangible assets made at the time of acquisition, and the related amortization.

15	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	December 31,
	2013	2014
	RMB’000	RMB’000
Raw materials	608,120	732,105
Work in progress	192,042	273,525
Finished goods	1,435,297	1,010,190

	2,235,459	2,015,820

(b)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Carrying amount of inventories sold	2,386,826	2,477,054	4,887,658
Write down of inventories	35,819	22,936	5,897
Reversal of write-down of inventories	(2,052)	(5,411)	(16,215)

Inventories recognized as an expense (Note 8(b))	2,420,593	2,494,579	4,877,340

The carrying amount of inventories is stated at lower of cost or net realizable value. For the year ended December 31, 2014, the reversal of write-down of inventories made in prior years arose due to an increase in the estimated net realizable value of certain product type of wind turbines as a result of a change in consumer preferences.

The Group’s finished goods include wind turbines of RMB867,238,000 and RMB533,450,000 as of December 31, 2013 and 2014, respectively, that were delivered to and accepted by the customers but installation and functionality test were not completed.

The Group’s finished goods also include wind turbines of RMB157,105,000 and RMB161,483,000 as of December 31, 2013 and 2014, respectively, that were delivered to the customers’ locations but not yet accepted by the customers.

(c)	Pledge of inventories

Inventories amounted to RMB84,904,000 was pledged as security for short-term bank loans of RMB157,062,000 as of December 31, 2013 (Note 22). No inventories was pledged for loans as of December 31, 2014.

16	Trade and other receivables

		December 31,
	Note	2013	2014
		RMB’000	RMB’000
Current
Trade receivables
- Third parties		3,713,666	4,194,498
- Related parties (Note 32(a))		131,399	49,076

		3,845,065	4,243,574

Allowance for doubtful debts	(b)	(377,820)	(367,744)

		3,467,245	3,875,830

Bills receivable
- Third parties		212,311	271,378

Other receivables
- Third parties		216,634	236,643
- Related parties		293,061	41,562

		509,695	278,205

Allowance for doubtful debts	(f)	(25,412)	(30,412)

		484,283	247,793

Loans and receivables		4,163,839	4,395,001

Deposits
- Third parties		47,116	59,125

		4,210,955	4,454,126

Non-current
Trade receivables (retention receivables)
- Third parties		782,621	976,040

Other receivables
- Third parties		151,743	100,000

		934,364	1,076,040

16	Trade and other receivables (continued)

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

Trade receivables include retention receivables of RMB1,064,424,000 and RMB1,528,820,000, relating to sale of wind turbines as of December 31, 2013 and 2014, respectively. The current portion of retention receivables amounted to RMB281,803,000 and RMB552,780,000, as of December 31, 2013 and 2014, respectively. The retention receivables have been discounted with the difference between the contractual amount and the present value of the estimated future cash flows recorded in deferred income, which amounted to RMB105,176,000 and RMB180,891,000, as of December 31, 2013 and 2014, respectively (Note 26). RMB8,934,000, RMB28,275,000 and RMB34,509,000, were amortized into interest income during the years ended December 31, 2012, 2013 and 2014, respectively. The discount rate applied to the estimated future cash flows was based on the market bank borrowing rate with similar maturity.

To reduce the Group’s credit risk, management requires certain customers to pay for the Group’s products and services by bills receivable. Bills receivable represents short-term notes receivable issued by financial institutions that entitles the Group to receive the full face amount from the financial institutions upon maturity, which generally ranges from three to twelve months from the date of issuance. Historically, the Group has experienced no losses on bills receivable. As disclosed in Note 31(d), the Group retains limited recourse exposure on bills receivable that it has sold prior to their maturity.

Trade and other receivables from related parties are set out in Note 32(a).

16	Trade and other receivables (continued)

(a)	Ageing analysis

The ageing analysis of current portion of trade receivables (net of allowance for doubtful debts) as of the end of the reporting period is as follows:

	December 31,
	2013	2014
	RMB’000	RMB’000

Not past due	2,015,963	2,853,494

Less than 1 month past due	67,493	74,062
1 to 3 months past due	315,131	120,380
More than 3 months but less than 12 months past due	767,591	411,677
Amount past due over 12 months	301,067	416,217

Amount past due	1,451,282	1,022,336

	3,467,245	3,875,830

Trade receivables are generally due within 30 days from the date of billing.

The past-due amounts of trade receivables as of December 31, 2013 and 2014 are mainly attributable to the following factors:

•	A major part of the Group’s customers are state-owned enterprises in the PRC and payments made by these enterprises are subject to complex internal application and approval procedures, which normally take several months from the time when payment applications are initiated until the payments are finally approved and processed.

•	The Group’s customers usually finance wind farm projects from their internal resources or loans from financial institutions, which may not be obtained or drawn down as originally planned. If the financing is postponed, agreed payment schedules in the relevant wind turbine sale agreements are affected.

The Group’s exposure to credit risk is disclosed in Note 30(a).

16	Trade and other receivables (continued)

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group determines that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts for trade receivables during the years are as follows:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

At January 1	61,827	212,331	377,820
Provisions for allowance for doubtful debts	191,708	170,873	8,703
Utilization	(41,204)	(5,384)	(18,779)

At December 31	212,331	377,820	367,744

(c)	Trade receivables that are not impaired

The current portion of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	December 31,
	2013	2014
	RMB’000	RMB’000

Neither past due nor impaired	2,015,963	2,853,494

(d)	Deferred revenue

The Group defers revenue attributable to the delivery of the wind turbines until the installation supervision services have been provided by the Group, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, and functionality test of the wind turbine has been completed and accepted by the customer. The Group also defers revenue attributable to the provision of maintenance services until the commencement of the warranty period, during which the Group provides maintenance services and recognizes the revenue on a straight-line basis. The amounts that have been billed by the Group for wind turbines that have been delivered to the customers’ location but the related installation and functionality test have not been completed, and the amount that have been billed by the Group for maintenance services but have not been fully provided by the Group are both recorded in “deferred revenue” in the consolidated statements of financial position. Deferred revenue amounted to RMB817,596,000 and RMB741,313,000 as of December 31, 2013 and 2014, respectively.

16	Trade and other receivables (continued)

(e)	Pledge of trade and other receivables

As of December 31, 2013 and 2014, trade and other receivables amounted to RMB420,455,000 and RMB183,051,000 were pledged as security for short-term bank loans of RMB307,062,000 and RMB50,000,000, respectively (Note 22).

(f)	Impairment of other receivables

Impairment loss in respect of other receivables is recorded using an allowance account unless the Group determines that recovery of the amount is remote, in which case the impairment loss is written off against other receivables directly.

The movements in the allowance for doubtful debts for other receivables during the years are as follows:

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

At January 1	—	22,801	25,412
Provisions for allowance for doubtful debts	22,801	2,611	5,000

At December 31	22,801	25,412	30,412

As of December 31, 2012, 2013 and 2014, certain debtors were in financial difficulties. Management assessed that a portion of the receivables from these debtors are not expected to be recovered. Consequently, allowances for doubtful debts of RMB22,801,000, RMB2,611,000 and RMB5,000,000 were recognized during the years ended December 31, 2012, 2013 and 2014, respectively.

17	Prepayments

	December 31,
	2013	2014
	RMB’000	RMB’000

Current
Prepayments to suppliers	106,119	88,858
Other prepayments	9,198	15,246

	115,317	104,104

Non-current
Prepayment in relation to acquisition of intangible assets	107,546	113,966
Prepayment in relation to acquisition of property, plant and equipment	5,239	5,798
Other prepayments	7,491	1,078

	120,276	120,842

17	Prepayments (continued)

In order to secure a stable supply of raw materials, the Group makes prepayments to certain suppliers. As of December 31, 2013 and 2014, prepayments to suppliers of RMB106,119,000 and RMB88,858,000, respectively, represented the amount of raw materials that the Group expects to take delivery within twelve months from the reporting date.

Prepayment in relation to acquisition of intangible assets mainly represented down payment for acquisition of SCD 6.0MW unpatented technology. As of December 31, 2013 and 2014, the Group’s purchase commitment in relation to the SCD 6.0MW unpatented technology was EUR2,900,000 and EUR2,300,000, respectively, equivalent to RMB24,415,000 and RMB17,148,000, respectively, calculating at closing exchange rate. The Group has obtained the first batch of documents for this design in 2012. The Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 6.0MW using SCD technology in 2015 (Note 31(c)).

18	Other current assets

Other current assets as of December 31, 2013 and 2014 represented value-added tax recoverable of RMB35,301,000 and RMB15,015,000, respectively, which is expected to be utilized within one year.

19	Pledged bank deposits

Pledged bank deposits represent cash pledged to banks as security for the following:

	December 31,
	2013	2014
	RMB’000	RMB’000

Letter of credit	1,629	666
Letter of guarantee	99,000	99,000
Bank acceptance	101,419	118,657
Long-term bank loans	44,560	88,560

	246,608	306,883

As of December 31, 2013, pledged bank deposits of RMB24,000,000 and RMB20,560,000 (Note 32(a)(vi)/(vii)) are secured for certain bank loans borrowed by Zhongdan Ruihao and Daqing Dumeng in the amount of RMB300,000,000 and RMB257,000,000, respectively.

As of December 31, 2014, pledged bank deposits of RMB24,000,000, RMB20,560,000, RMB22,000,000 and RMB22,000,000 (Note 32(a)(vi)/(vii)/(xiii)/(xiv)) are secured for certain bank loans borrowed by Zhongdan Ruihao, Daqing Dumeng, Daqing Dairy Farm and Huzhen Dairy Farm in the amount of RMB300,000,000, RMB257,000,000, RMB275,000,000 and RMB275,000,000, respectively.

20	Cash and cash equivalents

Included in cash and cash equivalents are RMB166,035,000 and RMB505,346,000 equivalent amounts that are denominated in currencies other than the functional currencies of the Group entities as of December 31, 2013 and 2014, respectively.

Certain of the cash and cash equivalents denominated in RMB are deposited with several state-controlled banks in the PRC in the ordinary course of business. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

21	Trade and other payables

	December 31,
	2013	2014
	RMB’000	RMB’000

Current - third party
Trade payables	1,772,426	2,442,357
Bills payable	1,124,771	1,375,870
Receipt in advance	481,459	926,175
Accrued expense and other payables	420,424	496,790

	3,799,080	5,241,192

Current - related parties (Note 32(a))
Trade payables	272,561	281,189
Bills payable	79,932	97,003
Receipt in advance	77,828	26,325
Accrued expense and other payables	1,336	3,961

	431,657	408,478

Total	4,230,737	5,649,670

Non-current - third party
Trade payables	65,255	160,984

Non-current - related parties (Note 32(a))
Trade payables	22,574	48,866
Other payables	44,560	88,560

	67,134	137,426

Total	132,389	298,410

21	Trade and other payables (continued)

Certain suppliers requested the Group to pay by means of bills payable so as to ensure they can receive payments on time. Bills payable represent short-term notes payable issued by financial institutions to the Group’s suppliers. Upon maturity of the bills, the suppliers receive the face amount of the bills from the financial institutions and the Group pays the same amount plus a bank charge of approximately 0.09% to 0.56% of the face amount to the financial institutions. As of December 31, 2013 and 2014, all bills payable mature within twelve months from the reporting date.

Pursuant to the wind turbine sale arrangements entered into between the Group and its customers, the Group normally receives advance payments ranging from 10% to 30% of the contract sale prices from the customers prior to the delivery of wind turbines to the customers’ location. Upon the receipt of advance payments, the Group records the amounts as receipt in advance within trade and other payables in the consolidated statements of financial position.

As of December 31, 2013 and 2014, trade and other payables that were contractually due after more than one year amounted to RMB132,389,000 and RMB298,410,000, respectively.

All the current portion of trade and other payables (excluding receipt in advance) are contractually payable within one year or are repayable on demand.

22	Bank and other borrowings

	December 31,
	2013	2014
	RMB’000	RMB’000
Short-term bank and other loans
- secured	307,062	50,000
- unsecured	791,906	501,450
Current portion of long-term bank loans
- secured	71,446	—
- unsecured	112,641	—

	1,283,055	551,450

Long-term bank loans
- secured	104,015	—

22	Bank and other borrowings (continued)

Short-term bank and other loans outstanding as of December 31, 2013 and 2014 bore a weighted average interest rate of 7.56% and 6.52% per annum, respectively. The short-term loans were primarily obtained for general working capital, and had a same maturity term of twelve months. As of December 31, 2013 and 2014, short-term bank and other loans balances included short-term loans due to related parties of RMB286,546,000 and nil, respectively. The loans due to related parties as at December 31, 2013 was recorded by GWPL, and subsequent to the deconsolidation of GWPL at January 1, 2014, the Group did not have loans due to related parties as of December 31, 2014. Details of short-term loans due to related parties are set out in Note 32(a).

Unsecured current portion of long-term bank loans outstanding as of December 31, 2013 bore an interest rate of 5.76% per annum. Current portion of long-term bank loans were primarily obtained for general working capital, and mature within one year.

Long-term bank loans outstanding as of December 31, 2013 were all recorded by GWPL, bearing floating interest rates of 5.40% to 14.50%. Long-term bank loans were primarily obtained for general working capital and mature from August 6, 2016 to December 7, 2017. As a result of the Group’s deconsolidation of GWPL on January 1, 2014, the amounts were not included in the Group’s consolidated statements of financial position as of December 31, 2014.

As of December 31, 2013, bank loans of RMB482,523,000 were secured by certain property, plant and equipment with carrying amount of RMB196,872,000 (Note 10), certain intangible assets with carrying amount of RMB11,028,000 (Note 11), pledged trade and other receivables of RMB420,455,000 (Note 16(e)) and inventories of RMB84,904,000 (Note 15(c)).

As of December 31, 2014, bank loans of RMB50,000,000 were secured by pledged trade receivables of RMB183,051,000 (Note 16(e)).

As of December 31, 2013 and 2014, none of the Group’s bank borrowings are guaranteed by related parties or third parties.

23	Bond payable

	December 31,
	2013	2014
	RMB’000	RMB’000

Proceeds from issue of medium-term notes	1,000,000	1,000,000
Transaction costs	(19,500)	(19,500)

Net proceeds	980,500	980,500

Accreted interests	12,164	19,249

	992,664	999,749

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

24	Income tax in the consolidated statements of financial position

(a)	Income tax payable in the consolidated statements of financial position represents:

	December 31,
	2013	2014
	RMB’000	RMB’000

PRC income tax - balance of provision for the year	9,155	44,309

24	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized

The components of deferred tax assets / (liabilities) recognized in the consolidated statements of financial position and the movements during the years are as follows:

	As of January 1, 2012	Acquisition through business combination (Note 4(a)/(b)/(c))	(Charged) / credited to profit or loss (Note 9(a))	Effect of movement in exchange rates	As of December 31, 2012
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred revenue	40,791	—	(4,025)	—	36,766
Deferred income	30,563	—	10,520	—	41,083
Accrual on warranty liabilities	53,654	—	2,284	—	55,938
Intangible assets	—	(52,620)	6,267	495	(45,858)
Property, plant and equipment	(3,980)	(24,197)	(2,071)	270	(29,978)
Lease prepayments	—	(10,548)	37	—	(10,511)
Unrealized profit of inventories	5,186	—	(48)	—	5,138
Trade and other receivables provision	9,274	—	24,072	—	33,346
Investments in associates and joint ventures	(1,389)	—	(5,496)	—	(6,885)
Carryforward tax loss	553	—	(553)	—	—
Others	(2,475)	—	10,491	—	8,016

Total	132,177	(87,365)	41,478	765	87,055

24	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized (continued)

	As of January 1, 2013	Acquisition through business combination (Note 4(d))	Credited / (charged) to profit or loss (Note 9(a))	Effect of movement in exchange rates	As of December 31, 2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred revenue	36,766	—	22,991	—	59,757
Deferred income	41,083	—	(2,965)	—	38,118
Accrual on warranty liabilities	55,938	—	2,333	—	58,271
Intangible assets	(45,858)	(2,933)	23,761	5,436	(19,594)
Property, plant and equipment	(29,978)	(44)	2,575	3,885	(23,562)
Lease prepayments	(10,511)	—	225	—	(10,286)
Unrealized profit of inventories	5,138	—	5,752	—	10,890
Trade and other receivables provision	33,346	—	23,645	—	56,991
Investments in associates and joint ventures	(6,885)	—	(8,587)	—	(15,472)
Carryforward tax loss	—	—	14,970	—	14,970
Others	8,016	—	(5,358)	—	2,658

Total	87,055	(2,977)	79,342	9,321	172,741

24	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized (continued)

	As of January 1, 2014	Acquisition through business combination (Note 4(e))	(Charged) /credited to profit or loss (Note 9(a))	Reverse due to disposal of subsidiaries	Reverse due to loss of control of subsidiaries	As of December 31, 2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred revenue	59,757	—	(388)	—	—	59,369
Deferred income	38,118	—	11,262	—	—	49,380
Accrual on warranty liabilities	58,271	—	15,027	—	—	73,298
Intangible assets	(19,594)	(4,638)	349	7,122	12,123	(4,638)
Property, plant and equipment	(23,562)	—	488	29	23,902	857
Lease prepayments	(10,286)	—	174	—	—	(10,112)
Unrealized profit of inventories	10,890	—	(3,730)	—	(421)	6,739
Trade and other receivables provision	56,991	—	(761)	—	—	56,230
Investments in associates and joint ventures	(15,472)	—	(10,699)	—	—	(26,171)
Carryforward tax loss	14,970	—	(12,158)	—	—	2,812
Others	2,658	—	(2,040)	—	—	618

Total	172,741	(4,638)	(2,476)	7,151	35,604	208,382

24	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized (continued)

	December 31,
	2013	2014
	RMB’000	RMB’000

Deferred tax assets recognized in the consolidated statements of financial position	224,843	222,343

Deferred tax liabilities recognized in the consolidated statements of financial position	(52,102)	(13,961)

	172,741	208,382

(c)	Deferred tax assets not recognized

In accordance with the accounting policy set out in Note 3(q), as of December 31, 2013 and 2014, the Group has not recognized deferred tax assets in respect of unused tax losses of RMB285,814,000 and RMB133,404,000 and other temporary differences of RMB137,839,000 and RMB120,651,000, respectively. The Group determined that it was not probable that these tax losses and other temporary differences can be utilized in the foreseeable future. As of December 31, 2014, unused tax losses of RMB1,383,000, RMB1,533,000, RMB40,676,000, RMB36,933,000 and RMB52,879,000 will expire in 2015, 2016, 2017, 2018 and in the years of 2019 and onwards, respectively, if unused.

(d)	Deferred tax liabilities not recognized

As of December 31, 2014, taxable temporary differences relating to the undistributed profits of the Group’s PRC subsidiaries amounted to RMB260,474,000. No deferred tax liabilities was recognized in respect of the 10% or 5% PRC dividend withholding tax that would be payable on the distribution of the undistributed profits since the Group controls the dividend policy of its subsidiaries, i.e., the Group controls the timing of reversal of the related taxable temporary differences and it is probable that these profits will not be distributed in the foreseeable future.

25	Provisions

Provisions represent wind turbine warranty.

	2013	2014
	RMB’000	RMB’000

As of January 1	390,489	404,050
Additions	87,972	182,035
Provisions utilized	(74,411)	(85,170)

As of December 31	404,050	500,915

Current portion	249,559	301,966
Non-current portion	154,491	198,949

As of December 31	404,050	500,915

The Group’s wind turbines are sold with a two-to-six year warranty for defects in materials and workmanship. The warranty period formally starts after the wind turbines have passed the durability test. Other than the warranty period stated in the contracts, the Group also has the obligations for defects in materials and workmanship during the period from the time when the wind turbines are accepted by customers until the completion of the durability test. Based on historical experience, this additional warranty period did not cause the Group to incur significant costs. During the warranty period, if the annual utilization rate of a wind turbine falls below certain threshold, or if the actual annual output of the wind turbines falls below certain threshold, the Group is subject to a penalty of up to 20% of the contract amount relating to sale of the wind turbines. Further, if the annual utilization rate of a wind turbine falls below certain threshold as required in respective contracts, or if the actual annual output falls below certain required threshold of the wind turbine’s designed output, the customer has a right to have the Group replace or fix the defective components. These obligations are treated and considered as part of the overall warranty obligations. Management estimated the amount of potential future claims during the warranty periods based on the Group’s past warranty history and with reference to the warranty experience of other companies in the same business. Management has compared the terms of its warranty, the design and technology of its wind turbines with those of other companies in the same business, and believes the Group’s wind turbines are within industry norms and comparable to these companies in terms of technology and durability. Management also considers the warranty provided by the Group’s component suppliers, which typically provide warranties for a period ranging from 18 months up to 66 months after the components are delivered and accepted by the Group, in estimating the cost of the warranty obligation.

Actual warranty costs incurred or claimed are charged against the accrued warranty liabilities. To the extent that actual warranty costs differ significantly from estimates, the Group will revise its warranty provisions accordingly.

26	Deferred income

		December 31,
	Note	2013	2014
		RMB’000	RMB’000

Current
Discount effect of retention receivables	16	41,328	54,451
Others		—	13,201

		41,328	67,652

Non-current
Discount effect of retention receivables	16	63,848	126,440
Government grants	6	184,215	182,958
Others		5,786	—

		253,849	309,398

27	Share capital and reserves

(a)	Share capital and capital reserves

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

As of December 31, 2012, the Company had 125,000,000 ordinary shares issued at par value of US$0.001 per share.

During the years ended December 31, 2013 and 2014, 74,100 and 2,255,136 ordinary shares, respectively, were issued as a result of the exercise of vested options arising from the 2010 share option program granted to certain directors, officers and other employees (Note 27(d)). Options were exercised at a price of US$1.29 per option.

(b)	Translation reserves

The translation reserves comprise all foreign currency differences arising from the translation of the financial statements of foreign operations.

27	Share capital and reserves (continued)

(c)	Reserves for own shares

When the Company repurchases its own ordinary shares, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserves for own shares.

The reserves for the Company’s own shares comprises the cost of the Company’s shares held by the Group. As of December 31, 2012, the Group held 3,153,897 ordinary shares equivalent to 3,153,897 American Depository Shares (“ADSs”), with an average cost of repurchase per share of US$2.76. In January 2013 and December 2014, the Group respectively issued 600,000 and 300,000 own shares, equivalent to 600,000 and 300,000 ADSs, respectively, to certain senior management staff as an award for their services to the Group. The reserves for own shares was reduced by RMB10,485,000 and RMB5,242,000, respectively, as a result of issuance of the 600,000 and 300,000 shares. The amounts were determined based on the average cost of repurchase per share of the treasury shares. As of December 31, 2013 and 2014, the Group held 2,553,897 ordinary shares equivalent to 2,553,897 ADSs and 2,253,897 ordinary shares equivalent to 2,253,897 ADSs, respectively.

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

27	Share capital and reserves (continued)

(d)	Share-based payment arrangements (continued)

(i)	Share options program (continued)

RMB42,939,000, RMB27,781,000 and RMB11,143,000 were recognized as staff costs in respect of the share options (Note 7) with a corresponding credit to capital reserves during the years ended December 31, 2012, 2013 and 2014, respectively.

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

The share options granted in 2013 by the Company have the following vesting term: 75% of the share options granted vest and become exercisable on September 30, 2013 with the remaining 25% vest on September 30, 2014.

27	Share capital and reserves (continued)

(d)	Share-based payment arrangements (continued)

(i)	Share options program (continued)

The number of share options under the share options program is as follows:

	2012	2013	2014
	in thousands	in thousands	in thousands

Outstanding at January 1	4,430	4,050	4,806
Forfeited during the year	(380)	(1,010)	(33)
Exercised during the year	—	(74)	(2,255)
Granted during the year	—	1,840	—

Outstanding at December 31	4,050	4,806	2,518

Exercisable at December 31	2,025	3,586	2,518

(ii)	Issuance of own shares as compensation to senior management

In January 2013, the Group issued 600,000 own shares, equivalent to 600,000 ADSs, to a then senior management staff as an award for his past service to the Group (Note 27(c)). The Group recognized share-based compensation expenses of RMB5,464,000 (Note 7) based on the market price of ordinary shares on the date of award of US$1.45 per share multiplied by the number of own shares issued. The difference of RMB5,021,000 between the reduction in reserves for own shares of RMB10,485,000 (Note 27(c)) and the share-based compensation expenses recognized are accounted for as an adjustment to capital reserves in the absence of the Group’s retained profits.

In December 2014, the Group issued 300,000 own shares, equivalent to 300,000 ADSs, to several senior management staff as an award for their service to the Group (Note 27(c)). The Group recognized share-based compensation expenses of RMB3,763,000 (Note 7) based on the market price of ordinary shares on the date of award of US$2.05 per share multiplied by the number of own shares issued. The difference of RMB1,479,000 between the reduction in reserves for own shares of RMB5,242,000 (Note 27(c)) and the share-based compensation expenses recognized are accounted for as an adjustment to capital reserves in the absence of the Group’s retained profits.

27	Share capital and reserves (continued)

(e)	Capital management

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

The debt-to-equity ratio as of December 31, 2013 and 2014 are as follows:

	Note	2013	2014
		RMB’000	RMB’000

Bills payable	21	1,124,771	1,375,870
Short-term bank and other loans	22	1,283,055	551,450
Long-term bank loans	22	104,015	—
Bond payable	23	992,664	999,749

Debts		3,504,505	2,927,069

Total equity		3,015,320	3,478,153

Debt-to-equity ratio		116.2%	84.2%

Neither the Group nor any of its subsidiaries are subject to externally imposed capital requirements. There were no changes in the Group’s approach to capital management during the years ended December 31, 2013 and 2014.

28	Non-controlling interests

On January 1, 2014, the Group deconsolidated GWPL (Note 8(b)(iii)), as a result, the carrying amount of non-controlling interests (“NCI”) relating to GWPL amounted to RMB128,253,000 was derecognized. As of December 31, 2014, there were no NCI that is considered to be individually material to the Group’s operating results.

The following table summarizes the information as of and for the years ended December 31, 2012 and 2013 relating to the Group’s significant subsidiary, GWPL, for which there is a significant NCI, before any intra-group eliminations:

December 31, 2013
	GWPL	Other individually immaterial subsidiaries	Intra-group eliminations	Total
	RMB’000	RMB’000	RMB’000	RMB’000

NCI percentage	50%

Non-current assets	277,463
Current assets	250,907
Non-current liabilities	(140,041)
Current liabilities	(644,835)

Net liabilities	(256,506)

Carrying amount of NCI	(128,253)	102,219	(2,029)	(28,063)

Revenue	68,879

Loss for the year	(266,967)
Other comprehensive income	8,822

Total comprehensive loss	(258,145)

Loss allocated to NCI	(133,484)	(9,830)	60	(143,254)
Other comprehensive income allocated to NCI	4,411	(7)	—	4,404

	(129,073)	(9,837)	60	(138,850)

Cash flows from operating activities	28,353
Cash flows from investment activities	11,590
Cash flows from financing activities (dividends to NCI: nil)	(73,420)

Net decrease in cash and cash equivalents	(33,477)

28	Non-controlling interests (continued)

December 31, 2012
	GWPL	Other individually immaterial subsidiaries	Intra-group eliminations	Total
	RMB’000	RMB’000	RMB’000	RMB’000

NCI percentage	50%

Non-current assets	476,501
Current assets	415,664
Non-current liabilities	(313,789)
Current liabilities	(576,738)

Net assets	1,638

Carrying amount of NCI	819	110,784	(816)	110,787

Revenue	13,405

Loss for the year	(23,564)
Other comprehensive loss	(264)

Total comprehensive loss	(23,828)

Loss allocated to NCI	(11,782)	(7,230)	46	(18,966)
Other comprehensive loss allocated to NCI	(132)	—	—	(132)

	(11,914)	(7,230)	46	(19,098)

Cash flows from operating activities	15,491
Cash flows from investment activities	(1,695)
Cash flows from financing activities (dividends to NCI: nil)	(16,152)

Net decrease in cash and cash equivalents	(2,356)

29	(Loss) / earnings per share

(a)	Basic and diluted (loss) / earnings per share

	2012	2013	2014
	RMB’000	RMB’000	RMB’000

(Loss) / profit attributable to shareholders of the Company	(281,874)	(504,179)	358,513

Weighted average number of ordinary shares (basic)	121,869,607	122,408,098	123,606,539

Basic (loss) / earnings per share (RMB per share)	(2.31)	(4.12)	2.90

Weighted average number of ordinary shares (diluted)	121,869,607	122,408,098	125,320,868

Diluted (loss) / earnings per share (RMB per share)	(2.31)	(4.12)	2.86

In the calculation of diluted (loss) / earnings per share, the Group excluded 4,050,000 and 4,806,000 potential ordinary shares issuable upon exercise of employee share options for the years ended December 31, 2012 and 2013, respectively, as their effect would be anti-dilutive.

(b)	Weighted average number of ordinary shares

	2012	2013	2014

Issued ordinary shares as of January 1	125,000,000	125,000,000	125,000,000
Effect of share options exercised	—	3,090	1,157,148
Effect of own shares held	(3,130,393)	(2,594,992)	(2,550,609)

Weighted average number of ordinary shares (basic) as of December 31	121,869,607	122,408,098	123,606,539

Effect of share options on issue	—	—	1,714,329

Weighted average number of ordinary shares (diluted) as of December 31	121,869,607	122,408,098	125,320,868

30	Financial risk management and fair values

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

As of December 31, 2014, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB2,004,247,000 were deposited in the bank accounts of China Construction Bank, Industrial and Commercial Bank of China and China Guangfa Bank.

30	Financial risk management and fair values (continued)

(a)	Credit risk (continued)

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group’s exposure to credit risk of trade receivables is influenced mainly by the individual characteristics of each customer and therefore credit risk primarily arises when the Group has significant exposure to individual customers. The Group’s exposure to credit risk is mainly concentrated in a number of state-owned enterprise customers which operate in the wind power generating industry in the PRC. As of December 31, 2013, 24.31% and 47.03% of the total trade receivables were due from the Group’s largest and the five largest customers, respectively. As of December 31, 2014, 9.12% and 64.73% of the total trade receivables were due from the Group’s largest and the five largest customers, respectively.

Trade receivables are due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

As of December 31, 2013 and 2014, other than the guarantee deposits made to joint ventures as detailed in Note 32(a), the Group did not provide any guarantees to entities outside the Group which would expose the Group to credit risk. To mitigate the Group’s risk exposure, the Group received the same amounts from the related joint ventures.

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

30	Financial risk management and fair values (continued)

(b)	Liquidity risk (continued)

The following tables show the remaining contractual maturities at the reporting date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates) and the earliest date the Group required to pay:

	As of December 31, 2013
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-derivative financial liabilities
Short-term bank and other borrowings	924,638	413,896	—	1,338,534	1,283,055
Long-term bank borrowings	9,135	6,903	118,679	134,717	104,015
Bond payable	—	—	1,085,000	1,085,000	992,664
Trade and other payables (exclude receipt in advance)	3,452,620	218,830	132,389	3,803,839	3,803,839

	4,386,393	639,629	1,336,068	6,362,090	6,183,573

	As of December 31, 2014
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-derivative financial liabilities
Short-term bank and other borrowings	434,023	131,780	—	565,803	551,450
Bond payable	1,000,000	—	—	1,000,000	999,749
Trade and other payables (exclude receipt in advance)	4,171,502	525,668	298,410	4,995,580	4,995,580

	5,605,525	657,448	298,410	6,561,383	6,546,779

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Group’s operating results or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group seeks to manage and control the market risks to minimise potential adverse effects on the Group’s financial performance within the guidelines set by the Board of Directors.

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

In addition, the functional currency of the Company is USD. As of December 31, 2014, the Company has cash and cash equivalents of RMB43,861,000 denominated in RMB.

Currently, all foreign exchange transactions in the PRC take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign currencies. Approval of foreign currency payments by the People’s Bank of China or other authorized institutions requires submission of a payment application form together with relevant supporting documents.

Exposure to currency risk

The following table details the Group’s exposure at the reporting dates to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB translated using the spot rate at the year-end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2013
	USD	EUR	HKD	JPY	RMB

Cash and cash equivalents	378	26,111	33,487	—	106,059
Trade and other payables	(29,349)	(16,438)	—	(347)	—
Trade and other receivables	—	42,769	—	—	—
Short-term bank and other borrowings	(10,776)	—	—	—	—
Long-term bank borrowings	(33,522)	—	—	—	—

Net exposure	(73,269)	52,442	33,487	(347)	106,059

30	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(i)	Currency risk (continued)

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2014
	USD	EUR	HKD	RMB

Cash and cash equivalents	11	19,663	31,526	54,147
Trade and other payables	(34,295)	(17,896)	—	—
Trade and other receivables	—	38,968	—	—

Net exposure	(34,284)	40,735	31,526	54,147

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit or loss after tax (and total equity) that would arise if foreign exchange rates to which the Group has significant exposure at the reporting date had changed at that date, assuming all other risk variables remained constant.

	2013			2014
	Appreciation in RMB	Decrease / (increase) in loss after tax	Increase / (decrease) in equity	Appreciation in RMB	Increase / (decrease) in profit after tax	Increase / (decrease) in equity
		RMB’000	RMB’000		RMB’000	RMB’000

USD	3%	4,963	4,963	3%	2,499	2,499
EUR	1.5%	(654)	(654)	1.5%	(564)	(564)
HKD	3%	(839)	(839)	3%	(790)	(790)
JPY	3%	9	9	—	—	—

The weakening of the RMB against the above currencies by the same percentages would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group companies’ profit or loss after tax and equity measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the reporting date for presentation purposes.

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

Interest rate risk arises primarily from short-term bank and other loans, long-term bank loans, medium-term notes payable, loans to external entities, pledged bank deposits and cash and cash equivalents.

Profile

At the reporting dates, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2013	2014
	RMB’000	RMB’000
Fixed rate instruments
Short-term bank and other loans	(1,283,055)	(551,450)
Long-term bank loans	(104,015)	—
Bond payable	(992,664)	(999,749)
Loans to external entities	385,000	120,910

	(1,994,734)	(1,430,289)

Variable rate instruments
Cash and cash equivalents	811,848	2,169,810
Pledged bank deposits	246,608	306,883

	1,058,456	2,476,693

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

30	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(ii)	Interest rate risk (continued)

	2013	2014
	Increase in equity and profit	Increase in equity and profit
	RMB’000	RMB’000

100 basis point increase	9,064	21,178

A 100 basis point decrease would have had the equal but opposite effect on the above financial instruments to the amounts shown above, on the basis that all other variables remain constant.

(d)	Fair values

Financial instruments at fair value

Pursuant to the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement, the fair value of the Group’s financial instruments measured at the end of the reporting period can be categorized as below:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

•	Level 3 valuations: Fair value measured using significant unobservable inputs.

As of December 31, 2013 and 2014, the Group did not have any financial instrument measured at fair value.

31	Commitments, contingencies and guarantees

(a)	Operating lease commitments

At the reporting date, the Group’s total future minimum lease payments under non-cancellable operating leases are as follows:

	December 31,
	2013	2014
	RMB’000	RMB’000

Within 1 year	6,196	16,946
After 1 year but within 5 years	1,309	9,801

	7,505	26,747

The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(b)	Capital commitments

As of December 31, 2014, the Group has contractual capital commitments of RMB70,347,000 to third party contractors for purchases of property, plant and equipment.

As of December 31, 2014, the Group has contractual capital commitments of RMB60,000,000 for other investments, which is expected to be contributed in 2015.

As of December 31, 2014, the Group has contractual capital commitments of RMB60,000,000, RMB29,600,000 and RMB45,000,000 to Datang Gongcheng (Note 14), Huaneng Mingyang (Note 13(ii)) and Mingwu Xinyuan (Note 13(v)), respectively, of which RMB105,000,000 for Datang Gongcheng and Mingwu Xinyuan is expected to be contributed in 2015, while the remaining capital commitments would be contributed according to the further negotiated schedule between the Group and the other shareholders of respective investment.

(c)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers for the purchase of raw materials used in the manufacture of wind turbines. As of December 31, 2014, the Group has future minimum purchase commitments of RMB3,369,284,000, which included commitments to the following related parties:

•	RMB611,382,000 to Tianjin REnergy Electric Co., Ltd. (“REnergy”);

•	RMB126,272,000 to Ming Yang Longyuan Electric Co., Ltd. (“Mingyang Longyuan”); and

•	RMB40,809,000 to Zhongshan Mingyang Electrical Co., Ltd. (“Mingyang Electrical”).

31	Commitments, contingencies and guarantees (continued)

(c)	Purchase commitments (continued)

The Group expects the raw materials under the purchase agreements to be delivered within 12 months from the reporting date.

Under a license agreement entered into between the Group and a third party in 2008, the purchase price of the exclusive license rights of SCD technology for the manufacture of wind turbines with design capacity of 6MW was EUR12,000,000, of which the Group has made down payment of EUR9,700,000 (RMB85,226,000) as of December 31, 2014. As of December 31, 2014, the Group’s purchase commitment under the license agreement was EUR2,300,000 (RMB17,148,000). The Group has obtained the first batch of documents for this design in 2012. The Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 6MW using SCD technology in 2015.

Pursuant to the license agreement, a clearance will be issued by the third party after the Group enters into the series production stage of the SCD wind turbines with design capacity of 2.5MW or 3MW (the “clearance”), upon which the Group is obligated to pay an advance minimum annual royalty payment of EUR750,000 (RMB5,592,000) and EUR3,000,000 (RMB22,367,000) during the first and second years of production, respectively. The advance minimum annual royalty payment will be EUR8,000,000 (RMB59,645,000) in the third year and onwards. The requirement of advance minimum annual royalty payment for SCD wind turbines with design capacity of 6MW is the same as the SCD wind turbines with design capacity of 2.5MW or 3MW. As of December 31, 2014, the conditions for issuance of the clearance have not been met and the clearance has not been issued by the third party and therefore the Group was not obligated to make any advance minimum annual royalty payment to the third party.

(d)	Bills receivable

In the ordinary course of business, the Group has sold its bills receivable to banks and transferred its bills receivable to its suppliers or vendors as payment or settlement of its liabilities to these parties. According to the relevant laws and regulations in the PRC, bills receivable that have been sold or transferred are subject to limited recourse provision in the event the issuing bank that issued the bills defaults on payment when the bills mature. At the time of the sale and transfer, the bills receivable are derecognized only when the Group has determined all the risks and rewards of ownership of the bills receivable have been transferred. The estimated fair value of the limited recourse obligations was determined to be immaterial. The Group did not experience any losses under these limited recourse provisions for the years ended December 31, 2012, 2013 and 2014. The Group recorded the discount from the bills receivable sold to banks of RMB5,273,000, RMB22,034,000 and RMB13,482,000, in interest expense in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014, respectively. Interest expense on bills receivable discounted to banks is recognized in the period in which the discounting occurs.

31	Commitments, contingencies and guarantees (continued)

(d)	Bills receivable (continued)

As of December 31, 2013 and 2014, bills receivable which have been derecognized upon sale or transfer by the Group but not yet matured and therefore subject to limited recourse are summarized as follows:

	December 31,
	2013	2014
	RMB’000	RMB’000

Bills receivable	208,604	995,512

(e)	Guarantees

Prior to year 2012, the Group provided guarantees for credit facilities and bank loans of Mingyang Electrical, Mingyang Longyuan and Tianjin Technology. During the year ended December 31, 2012, the Group obtained control of Tianjin Technology and held 100% equity interests in Tianjin Technology as of December 31, 2012. At the inception of the guarantees, the Group recognized interest expense with a corresponding credit to a liability for these guarantees of RMB7,032,000 in its consolidated statements of financial position. RMB4,157,000 and RMB2,875,000 of the initial recognized guarantee liability was amortized in profit or loss prior to and in the year ended December 31, 2012. As of December 31, 2014, all the credit facilities and bank loans mentioned above have been repaid by the principle parties and no credit risk was exposed to the Group.

As of December 31, 2013 and 2014, other than the guarantee deposits made to joint ventures as detailed in Note 32(a), the Group did not provide any guarantees to entities outside the Group which would expose the Group to credit risk. To mitigate the Group’s risk exposure, the Group received the same amounts from the related joint ventures.

32	Material related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions:

During the reporting periods, the directors are of the view that the following are related parties of the Group:

Name of related parties	Note	Relationship with the Group

Mingyang Electrical	(a)(i)	Owned by the Chairman
Mingyang Longyuan	(a)(ii)	Owned by the Chairman
REnergy	(a)(iii)	Owned by a close family member of the Chairman
Inner Mongolia Equipment	(a)(iv)	Associate
Zhuhai Secopower Special Type	(a)(v)	The then subsidiary of Mingyang Longyuan
Transformer Co., Ltd.		until December 17, 2014
(“Zhuhai Secopower”)
Zhongdan Ruihao	(a)(vi)	Joint venture
Daqing Dumeng	(a)(vii)	Joint venture
Daqing Dairy Farm	(a)(xiii)	Joint venture
Huzhen Dairy Farm	(a)(xiv)	Joint venture
Huitengxile Generator	14	The then joint venture until July 17, 2013
Huifeng New Energy	14	The then joint venture until January 24, 2013
Xinjiang Wanbang	(a)(viii)	Joint venture
Inner Mongolia Wind Power	(a)(ix)	Joint venture
Redsolar New Energy Technology	(a)(x)	Owned by the Chairman
Co., Ltd.
(“Redsolar”, previously known as
Guangdong Redsolar Photovoltaic
Tech Co., Ltd.)
Mingyang Renewable Investment	(a)(xi)	Owned by the Chairman
Holding Group Co., Ltd.
(“Mingyang Renewable Investment”, previously known as
Zhongshan Mingyang Energy
Investment Co., Ltd.)
GWPL	(a)(xii)	Joint venture
Datang Gongcheng		Joint venture
Tianjin Technology	4(b)	The then associate until October 31, 2012
Mr. Zhang Chuanwei		Chairman of the Board of Directors
and the Chief Executive Officer
Reliance Capital Limited		The then non-controlling interest holder of
(“Reliance Capital”)		GWPL until January 1, 2014
Payone Enterprises Private Limited
(“Payone Enterprises”)		Affiliated entity of Reliance Capital

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows:

			Year ended December 31,
	Note		2012	2013	2014
			RMB’000	RMB’000	RMB’000

Revenue from sale of wind turbines
- Zhongdan Ruihao			160,678	—	—
- Daqing Dumeng			160,690	—	—
- Huitengxile Generator			148,803	—	—
- Huifeng New Energy			151,573	—	—
- Xinjiang Wanbang			—	159,399	—
- Daqing Dairy Farm			—	—	160,627
- Huzhen Dairy Farm			—	—	160,469
- Inner Mongolia Wind Power			—	—	158,707

			621,744	159,399	479,803

Revenue from sale of raw materials
- Inner Mongolia Equipment			—	1,130	—
- Redsolar	(x	)	63,649	33,509	129,814

			63,649	34,639	129,814

Purchase of raw materials
- Mingyang Electrical			45,569	48,257	37,483
- Mingyang Longyuan			37,232	13,717	67,828
- REnergy			404,718	451,627	794,417
- Inner Mongolia Equipment			—	7,601	—
- Zhuhai Secopower			11,415	10,644	12,010

			498,934	531,846	911,738

Net settlement of receivables and payables
- Inner Mongolia Equipment	(iv)		—	—	41,123

Receipt of processing service for wind turbines
- Inner Mongolia Equipment	(iv)		2,040	24,153	11,764

Rental Income
- Mingyang Longyuan			734	1,632	722
- Redsolar			440	1,170	1,160

			1,174	2,802	1,882

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

		Year ended December 31,
	Note	2012	2013	2014
		RMB’000	RMB’000	RMB’000

Rental expense
- Tianjin Technology		21,491	—	—

		21,491	—	—

Advances made to related parties *
- Mingyang Electrical		806	—	—
- Mingyang Renewable Investment		20,687	—	—
- Mingyang Longyuan		775	1,033	748
- Inner Mongolia Equipment		77,761	21,321	34
- Zhongdan Ruihao		4,360	—	59,900
- Daqing Dumeng		—	2,000	—
- Huifeng New Energy		4,000	—	—
- Xinjiang Wanbang		18	10,189	118
- Inner Mongolia Wind Power		—	30	47,500
- Redsolar		—	4,256	6,279
- GWPL		—	—	1,078

		108,407	38,829	115,657

Collection of advances made to related parties
- Mingyang Electrical		649	806	—
- Mingyang Renewable Investment		20,687	—	—
- Mingyang Longyuan		9	2,163	41
- Inner Mongolia Equipment		—	49,292	—
- Huifeng New Energy		—	4,000	—
- Xinjiang Wanbang		—	10,000	—
- Inner Mongolia Wind Power		—	24	47,506
- Zhongdan Ruihao	(vi)	—	—	64,260
- Daqing Dumeng	(vii)	—	—	2,000
- Redsolar		—	3,312	—

		21,345	69,597	113,807

*	All advances to related parties are interest-free and have no fixed term of repayment.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

		Year ended December 31,
	Note	2012	2013	2014
		RMB’000	RMB’000	RMB’000

Trademark licence fees
- Mingyang Electrical	(i)	10	10	10

Loan to related parties
- Zhongdan Ruihao	(vi)	730	100,000	104,900
- Daqing Dumeng	(vii)	—	—	4,500
- Xinjiang Wanbang	(viii)	—	—	34,710
- Inner Mongolia Wind Power	(ix)	—	185,000	—

		730	285,000	144,110

Interest income
- Zhongdan Ruihao	(vi)	42	620	1,837
- Inner Mongolia Wind Power	(ix)	—	4,805	15,907
- Daqing Dumeng	(vii)	—	—	25
- Xinjiang Wanbang	(viii)	—	—	484

		42	5,425	18,253

Collection of loan to related parties
- Inner Mongolia Wind Power	(ix)	—	—	185,000
- Zhongdan Ruihao	(vi)	—	50,730	154,900
- Xinjiang Wanbang	(viii)	—	—	13,800
- Daqing Dumeng	(vii)	—	—	4,500

		—	50,730	358,200

Collection of interest income from related parties
- Inner Mongolia Wind Power	(ix)	—	4,368	16,344
- Zhongdan Ruihao	(vi)	—	596	1,903
- Xinjiang Wanbang	(viii)	—	—	61
- Daqing Dumeng	(vii)	—	—	25

		—	4,964	18,333

Receipt of guarantee deposits
- Zhongdan Ruihao	(vi)	24,000	—	—
- Daqing Dumeng	(vii)	—	20,560	—
- Daqing Dairy Farm	(xiii)	—	—	22,000
- Huzhen Dairy Farm	(xiv)	—	—	22,000

		24,000	20,560	44,000

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

	Year ended December 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Prepayment on behalf of the Group
- Mingyang Renewable Investment	767	658	281
- Mingyang Longyuan	—	223	182

	767	881	463

Loans from related parties*
- Reliance Capital	62,460	27,590	—
- Payone Enterprises	77,223	41,876	—

	139,683	69,466	—

Repayment of loans to related parties*
- Reliance Capital	12,758	4,923	—

Interest expenses*
- Reliance Capital	—	23,241	—
- Payone Enterprises	—	10,368	—

	—	33,609	—

*	As GWPL became a joint venture of the Group starting from January 1, 2014, the transactions incurred between GWPL and its related parties were no longer considered as related party transactions of the Group.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

The amounts due from and due to related parties are summarized as follows:

		December 31,
	Note	2013	2014
		RMB’000	RMB’000

Trade receivables from related parties
Inner Mongolia Equipment		1,321	1,321
Zhongdan Ruihao		8,470	—
Daqing Dumeng		28,030	7,122
Daqing Dairy Farm		46,183	9,285
Huzhen Dairy Farm		22,183	—
Inner Mongolia Wind Power		—	13,810
Xinjiang Wanbang		17,538	17,538
Redsolar		7,674	—

Total trade receivables from related parties		131,399	49,076

Note:	The above trade receivables are derived from the Group’s sale of wind turbines and raw materials to the respective entities.

Amounts due from related parties
Mingyang Longyuan	(ii)	41	31,253
Inner Mongolia Equipment	(iv)	49,845	8,756
Zhongdan Ruihao	(vi)	54,426	—
Daqing Dumeng	(vii)	2,000	—
Xinjiang Wanbang	(viii)	207	21,658
Inner Mongolia Wind Power	(ix)	185,443	—
Redsolar	(x)	1,099	8,537
GWPL	(xii)	—	1,323

Total amounts due from related parties		293,061	71,527

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

The amounts due from and due to related parties are summarized as follows (continued):

		December 31,
	Note	2013	2014
		RMB’000	RMB’000

Amounts due to related parties
Mingyang Electrical	(i)	57,114	58,671
Mingyang Longyuan	(ii)	26,316	32,378
REnergy	(iii)	221,944	337,876
Inner Mongolia Equipment	(iv)	59,398	151
Zhuhai Secopower	(v)	11,621	—
Zhongdan Ruihao	(vi)	24,000	24,000
Daqing Dumeng	(vii)	20,560	20,560
Daqing Dairy Farm	(xiii)	—	22,000
Huzhen Dairy Farm	(xiv)	—	22,000
Inner Mongolia Wind Power	(ix)	77,838	10
Redsolar	(x)	—	20,046
GWPL	(xii)	—	6,277
Mingyang Renewable Investment	(xi)	—	1,933
Datang Gongcheng		—	2

Total amounts due to related parties		498,791	545,904

Short-term loans due to related parties
Reliance Capital*		176,040	—
Payone Enterprises*		110,506	—

Total short-term loans due to related parties		286,546	—

*	As GWPL became a joint venture of the Group starting from January 1, 2014, these entities were no longer considered as related parties to the Group, thus the relevant balances were not disclosed as balances with related parties.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(i)	The Group entered into two exclusive trademark license agreements with Mingyang Electrical in 2010, to use two of Mingyang Electrical’s brand names and logos for a term of ten years with an annual license fee of RMB10,000.

As of December 31, 2013, the amount due to Mingyang Electrical of RMB57,114,000 represented payable for purchase of raw materials of RMB57,074,000 and payable for trademark license fees of RMB40,000.

As of December 31, 2014, the amount due to Mingyang Electrical of RMB58,671,000 represented payable for purchase of raw materials of RMB58,621,000 and payable for trademark license fees of RMB50,000.

(ii)	As of December 31, 2013, the amount due from Mingyang Longyuan of RMB41,000 represented receivable for miscellaneous expense paid by the Group on behalf of Mingyang Longyuan, and the amount due to Mingyang Longyuan of RMB26,316,000 represented payable for purchase of raw materials.

As of December 31, 2014, the amount due from Mingyang Longyuan of RMB31,253,000 represented the prepayment for raw materials of RMB29,965,000 and receivable for rental of RMB722,000 and unsettled balance of interest-free advances of RMB566,000. The amount due to Mingyang Longyuan of RMB32,378,000 mainly represented payable for purchase of raw materials.

(iii)	As of December 31, 2013 and 2014, the amount due to REnergy of RMB221,944,000 and RMB337,876,000, respectively, represented payable for purchase of raw materials.

(iv)	During the years ended December 31, 2012, 2013 and 2014, the Group engaged Inner Mongolia Equipment to process wind turbines for wind farm projects, and was charged a processing fee of RMB2,040,000, RMB24,153,000 and RMB11,764,000, respectively.

During the year ended December 31, 2014, the Group entered into an agreement with Inner Mongolia Equipment to net-settle the receivables of RMB41,123,000 due from Inner Mongolia Equipment, with the same amount of payables due to it.

As of December 31, 2013 and 2014, the amount due from Inner Mongolia Equipment of RMB49,845,000 and RMB8,756,000, respectively, represented the unpaid balance of the interest-free advances provided by the Group.

As of December 31, 2013, the amount due to Inner Mongolia Equipment of RMB59,398,000 represented unsettled payable of RMB58,631,000 for purchase of wind turbines, raw materials and wind turbines processing fee, and payable of RMB767,000 that Inner Mongolia Equipment paid on behalf of the Group.

As of December 31, 2014, the amount due to Inner Mongolia Equipment of RMB151,000 represented unsettled payable for purchase of raw materials.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(v)	Zhuhai Secopower was a related party of the Group until December 17, 2014, when Mingyang Longyuan, a related party of the Group, disposed all of its equity interest in Zhuhai Secopower to a third party. As of December 31, 2013, the amount due to Zhuhai Secopower of RMB11,621,000 represented payable for purchase of raw materials.

(vi)	During the year ended December 31, 2013, the Group provided four short-term loans with the total amount of RMB100,000,000 to Zhongdan Ruihao. During the year ended December 31, 2014, the Group also provided short-term loans of RMB104,900,000 to Zhongdan Ruihao. These loans bore an interest rate of 5.6% per annum. The interest income for the years ended December 31, 2013 and 2014 amounted to RMB620,000 and RMB1,837,000, respectively.

During the years ended December 31, 2013 and 2014, the Group collected short-term loans of RMB50,730,000 and RMB154,900,000, respectively, and interest income of RMB596,000 and RMB1,903,000, respectively, from Zhongdan Ruihao.

The amount due from Zhongdan Ruihao of RMB54,426,000 as of December 31, 2013 represented loans of RMB50,000,000, interest receivables of RMB66,000 and receivables for interest-free advances of RMB4,360,000 provided by the Group in 2012. The amount was fully settled in 2014.

As of December 31, 2013 and 2014, the amount due to Zhongdan Ruihao of RMB24,000,000 represented the guarantee deposit payable to Zhongdan Ruihao. During the year ended December 31, 2012, the Group pledged RMB24,000,000 as security for Zhongdan Ruihao’s bank loan (Note 19). To mitigate the Group’s risk exposure, the Group received the same amount from Zhongdan Ruihao. Such amount will not be returned to Zhongdan Ruihao before Zhongdan Ruihao fully repays the loan to the bank.

(vii)	During the year ended December 31, 2014, the Group provided a short-term loan of RMB4,500,000 to Daqing Dumeng with an interest rate of 5.6% per annum, and collected this short-term loan and interest income of RMB25,000 in 2014.

As of December 31, 2013 and 2014, the amount due to Daqing Dumeng of RMB20,560,000 represented the guarantee deposit payable to Daqing Dumeng as of December 31, 2013 and 2014. During the year ended December 31, 2013, the Group pledged RMB20,560,000 as security for Daqing Dumeng’s bank loan (Note 19). To mitigate the Group’s risk exposure, the Group received the same amount from Daqing Dumeng. Such amount will not be returned to Daqing Dumeng before Daqing Dumeng fully repays the loan to the bank.

As of December 31, 2013, the amount due from Daqing Dumeng of RMB2,000,000 represented interest-free advances. The amount was fully settled in 2014.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(viii)	During the year ended December 31, 2014, the Group provided short-term loans of RMB34,710,000 to Xinjiang Wanbang with an interest rate of 10% per annum, and collected RMB13,800,000 in the same year. The interest income for the loan recorded during the year was RMB484,000, among which RMB61,000 was collected in the year.

As of December 31, 2013, the amount due from Xinjiang Wanbang of RMB207,000 represented interest-free advances.

As of December 31, 2014, the amount due from Xinjiang Wanbang of RMB21,658,000 represented short-term loans of RMB20,910,000 with an interest rate of 10%, interest receivable of RMB423,000 and interest-free advances of RMB325,000.

(ix)	The Group provided a short-term loan of RMB185,000,000 to Inner Mongolia Wind Power in 2013. This short-term loan bore an interest rate of 8.5% per annum. The interest income for the year ended December 31, 2013 amounted to RMB4,805,000, among which the Group has collected RMB4,368,000 during 2013.

During the year ended December 31, 2014, the Group signed a supplemental agreement with Inner Mongolia Wind Power to extend the short-term loan for an additional year, with the interest rate remained unchanged. During the year 2014, interest income for the loan amounted to RMB15,907,000. The Group has fully collected the short-term loan of RMB185,000,000 and interest income (including those that were not received as of December 31, 2013) during the year 2014.

As of December 31, 2013, the amount due to Inner Mongolia Wind Power of RMB77,838,000 represented receipt in advance of RMB77,828,000 for a wind farm project and other payable of RMB10,000.

As of December 31, 2014, the amount due to Inner Mongolia Wind Power represented other payable of RMB10,000.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(x)	Redsolar is specialised in production and sale of high concentration photovoltaic solar modules. The Group has identified the opportunity in obtaining future wind turbine orders and wind farm resources through a joint offering of wind-solar complimentary solutions together with Redsolar. Therefore, the Group entered into agreements with Redsolar to help import certain manufacturing equipment and sold to Redsolar. During the years ended December 31, 2012, 2013 and 2014, the Group recorded revenue from such sale to Redsolar of RMB63,649,000, RMB33,509,000 and RMB129,814,000, respectively.

As of December 31, 2013, the amount due from Redsolar of RMB1,099,000 represented receivable of RMB944,000 from miscellaneous expense paid by the Group on behalf of Redsolar, and RMB155,000 from rental income receivable.

As of December 31, 2014, the amount due from Redsolar of RMB8,537,000 represented receivable for rental income of RMB1,314,000 and unsettled interest-free advances of RMB7,223,000. The amount due to Redsolar of RMB20,046,000 represented receipt in advance from Redsolar for purchase of raw materials.

(xi)	As of December 31, 2014, the amount due to Mingyang Renewable Investment of RMB1,933,000 represented RMB1,920,000 for purchase of property, plant and equipment and RMB13,000 for prepayment made by Mingyang Renewable Investment on behalf of the Group.

(xii)	As of December 31, 2014, the amount due from GWPL of RMB1,323,000 represented unsettled interest-free advances. The amount due to GWPL of RMB6,277,000 represented the advanced payment by GWPL for purchase of wind turbines from the Group.

(xiii)	As of December 31, 2014, the amount due to Daqing Dairy Farm represented guarantee deposit payable of RMB22,000,000. During the year ended December 31, 2014, the Group pledged RMB22,000,000 as security for Daqing Dairy Farm’s bank loan (Note 19). To mitigate the Group’s risk exposure, the Group received the same amount from Daqing Dairy Farm. Such amount will not be returned to Daqing Dairy Farm before Daqing Dairy Farm fully repays the loan to the bank.

(xiv)	As of December 31, 2014, the amount due to Huzhen Dairy Farm represented guarantee deposit payable of RMB22,000,000. During the year ended December 31, 2014, the Group pledged RMB22,000,000 as security for Huzhen Dairy Farm’s bank loan (Note 19). To mitigate the Group’s risk exposure, the Group received the same amount from Huzhen Dairy Farm. Such amount will not be returned to Huzhen Dairy Farm before Huzhen Dairy Farm fully repays the loan to the bank.

32	Material related party transactions (continued)

(b)	Directors and key management personnel’s remuneration

The remuneration of directors and key management personnel for the years ended December 31, 2012, 2013 and 2014 is set out below:

		Discretionary	Equity-settled
		bonus and	share-based
	Salary	other benefits#	payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000

2012

Directors	3,000	285	—	3,285
Key management personnel	5,980	602	18,872	25,454

	8,980	887	18,872	28,739

2013

Directors	7,218	347	—	7,565
Key management personnel	6,705	728	12,992	20,425

	13,923	1,075	12,992	27,990

2014

Directors	6,792	317	—	7,109
Key management personnel	7,639	749	4,612	13,000

	14,431	1,066	4,612	20,109

#	Other benefits mainly include the payment to the defined contribution pension plans and other compulsory social security funds.

33	Subsidiaries

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

Name of subsidiaries	Note		Place of incorporation and operation	Paid-in capital as of December 31, 2014		Effective percentage of equity interests as of December 31,		Principal activities
				in thousands		2013	2014

Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”)			Zhongshan	RMB	548,367	99.16%	99.16%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”)			Tianjin	RMB	72,000	99.16%	99.16%	Manufacture of wind turbine blades

Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”)			Zhongshan	RMB	50,000	99.16%	99.16%	Manufacture of wind turbine blades

Jilin Mingyang Wind Power Technology Co., Ltd. (“Jilin Mingyang”)			Jilin	RMB	100,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades

Jiangsu Mingyang Wind Power Technology Co., Ltd. (“Jiangsu Mingyang”)	(ii	)	Jiangsu	RMB	120,000	59.50%	59.50%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”)			Tianjin	RMB	240,000	99.16%	99.16%	Manufacture of wind turbine components

Ming Yang Wind Power European R&D Center ApS (“Mingyang European”)			Denmark	DKK	125	99.16%	99.16%	Research and development of wind turbine technology

Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)			Zhongshan	RMB	50,000	99.16%	99.16%	Manufacture of wind turbine components

Ming Yang Wind Power USA Inc. (“Mingyang USA”)			United States	US$	0.01	99.16%	99.16%	Sale of wind turbines

Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd. (“Tianjin Investment”)			Tianjin	US$	200,000	100.00%	100.00%	Investment activities

Shuangliao Mingyang New Energy Equipment Co., Ltd. (“Shuangliao Equipment”)			Jilin	RMB	1,000	99.16%	99.16%	Sale of wind turbines

Taonan Mingyang New Energy Equipment Co., Ltd. (“Taonan Equipment”)			Jilin	RMB	1,000	99.16%	99.16%	Sale of wind turbines

Baicheng Mingyang New Energy Equipment Co., Ltd. (“Baicheng Equipment”)			Jilin	RMB	1,000	99.16%	99.16%	Sale of wind turbines

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2014		Effective percentage of equity interests as of December 31,		Principal activities
			in thousands		2013	2014

Da’an Mingyang New Energy Equipment Co., Ltd. (“Da’an Equipment”)		Jilin	RMB	1,000	99.16%	99.16%	Sale of wind turbines

Ming Yang Wind Power (International) Co., Limited (“Mingyang International”)		Hong Kong	US$	30,000	100.00%	100.00%	Investment activities

Gansu Mingyang New Energy Technology Co., Ltd. (“Gansu Technology”)		Gansu	RMB	50,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades

Zhongshan Ruiyang Investment Management Co., Ltd. (“Zhongshan Investment”)		Zhongshan	RMB	30,000	99.16%	99.16%	Investment activities

Guizhou Mingyang Wind Power Technology Co., Ltd. (“Guizhou Mingyang”)		Guizhou	RMB	20,000	99.16%	99.16%	Manufacture and sale of wind turbines

Guangdong Mingyang New Energy Technology Co., Ltd. (“Mingyang New Energy”)		Yangjiang	RMB	10,000	99.16%	99.16%	Manufacture and sale of wind turbines

Yunnan Mingyang Wind Power Technology Co., Ltd. (“Yunnan Mingyang”)		Yunnan	RMB	100,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades

Inner Mongolia Fengchangyuan New Energy Development Co., Ltd. (“Fengchangyuan New Energy”)	8(b)(ii)	Inner Mongolia		N/A	99.16%	N/A	Operation of a wind farm

Mingyang Holdings (Singapore) Pte. Ltd. (“Mingyang Singapore”)		Singapore	US$	0.1	100.00%	100.00%	Investment activities

Gaozhou Mingyang New Energy Investment Development Co., Ltd. (“Gaozhou Mingyang”)		Gaozhou	RMB	5,000	99.16%	99.16%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”)		Tianjin	RMB	83,000	99.16%	99.16%	Leasing, manufacture and sale of wind turbines

Global Wind Power Limited (“GWPL”)	8(b)(iii)	India		N/A	50%	N/A	Manufacture and sale of wind turbines

Global Wind Infrastructure and Services Private Limited (“GWISPL”)	8(b)(iii)	India		N/A	50%	N/A	Wind farm operating service

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2014		Effective percentage of equity interests as of December 31,		Principal activities
			in thousands		2013	2014

Ming Yang Renewable (HK) Co., Limited (“Renewable HK”)		Hong Kong	US$	0.001	99.16%	99.16%	Investment activities

Ming Yang Renewable Energy (International) Company Limited (“Renewable International”)		Hong Kong	US$	0.001	99.16%	99.16%	Financing activities

Shandong Mingyang Wind Power Technology Co., Ltd. (“Shandong Mingyang”)		Shandong	RMB	20,000	99.16%	99.16%	Manufacture and sale of wind turbines

Burqin Mingyang Wind Power Sales Co., Ltd. (“Burqin Mingyang”)		Burqin	RMB	500	99.16%	99.16%	Sale of wind turbines

Gansu Shandan Xiehe Wind Power Co., Ltd. (“Shandan Xiehe”)	8(b)(ii)	Gansu		N/A	99.16%	N/A	Operation of a wind farm

Xinhua Xingyang Wind Power Co., Ltd. (“Xinhua Xingyang”)		Hunan	RMB	2,000	99.16%	99.16%	Operation of a wind farm

Hami Mingyang New Energy Co., Ltd. (“Hami Mingyang”)	(iii)	Xinjiang	RMB	50,000	—	99.16%	Manufacture and sale of wind turbines

Beijing Jieyuan Xinneng Investment Co., Ltd. (“Beijing Jieyuan”)	(iv)	Beijing	RMB	215,818	—	99.16%	Investment activities

Henan Tianrun Wind Power Co., Ltd. (“Henan Tianrun”)	4(e)	Henan	RMB	12,000	—	99.16%	Operation of a wind farm

Shaanxi Dingbian Jieyuan New Energy Co., Ltd. (“Dingbian Jieyuan”)	(v)	Shaanxi	RMB	1,000	—	99.16%	Operation of a wind farm

Inner Mongolia Mingyang New Energy Development Co., Ltd. (“Inner Mongolia New Energy”)	(vi)	Inner Mongolia	RMB	2,000	—	89.24%	Operation of a wind farm

Shaanxi Jingbian Mingyang New Energy Co., Ltd. (“Shaanxi Jingbian”)	(vii)	Shaanxi		—	—	79.33%	Operation of a wind farm

Rich Offshore Engineering Ltd. (“Rich Offshore”)	(viii)	Zhejiang	RMB	5,500	—	54.54%	Maintenance services

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2014		Effective percentage of equity interests as of December 31,		Principal activities
			in thousands		2013	2014

Qinghai Mingyang New Energy Co., Ltd. (“Qinghai Mingyang”)	(ix)	Qinghai	RMB	4,095	—	99.16%	Manufacture and sale of wind turbines

Xilin Gol League Mingyang New Energy Co., Ltd. (“Xilin Mingyang”)	(x)	Inner Mongolia	RMB	323	—	99.16%	Manufacture and sale of wind turbines

Sheyang Mingyang New Energy Technology Co., Ltd. (“Sheyang Mingyang”)	(xi)	Jiangsu		—	—	99.16%	Manufacture and sale of wind turbine blades

Dongyuan Mingyang Wind Power Technology Co., Ltd. (“Dongyuan Mingyang”)	(xii)	Heyuan		—	—	99.16%	Sale of wind turbines

Notes:

(i)	The official names of the above consolidated subsidiaries in Chinese are translated into English for the purpose of these consolidated financial statements.
(ii)	On April 23, 2014, Guangdong Mingyang and Jiangsu DiAo Investment Co., Ltd. (“Jiangsu DiAo”) entered into an agreement to proportionately reduce the paid-in capital of Jiangsu Mingyang of RMB72,000,000 and RMB48,000,000, respectively. As a result, the registered capital of Jiangsu Mingyang decreased from RMB240,000,000 to RMB120,000,000. As of December 31, 2014, Guangdong Mingyang and Jiangsu DiAo owned 60% and 40% equity interests in Jiangsu Mingyang, respectively. As agreed between Jiangsu Mingyang and Jiangsu DiAo, RMB47,000,000 of the reduction in Jiangsu DiAo’s capital was offset against the receivable due from Jiangsu DiAo. The remaining RMB1,000,000 relating to reduction of paid-in capital was recorded as a payable to Jiangsu DiAo at December 31, 2014.
(iii)	Hami Mingyang was incorporated on April 2, 2014 by Guangdong Mingyang with a registered capital of RMB50,000,000. As of December 31, 2014, Guangdong Mingyang owned 100% equity interests in Hami Mingyang.
(iv)	Beijing Jieyuan was incorporated on March 13, 2014 with a registered capital of RMB304,000,000. As of December 31, 2014, Guangdong Mingyang owned 100% equity interests in Beijing Jieyuan.

33	Subsidiaries (continued)

(v)	Dingbian Jieyuan was incorporated on November 10, 2014 by Beijing Jieyuan with a registered capital of RMB3,000,000. As of December 31, 2014, Beijing Jieyuan owned 100% equity interests in Dingbian Jieyuan.
(vi)	Inner Mongolia New Energy was incorporated on December 22, 2014 by Beijing Jieyuan and a natural person with a registered capital of RMB100,000,000. As of December 31, 2014, Beijing Jieyuan and the natural person owned 90% and 10% equity interests in Inner Mongolia New Energy, respectively.
(vii)	Shaanxi Jingbian was incorporated on November 18, 2014 by Beijing Jieyuan and a third party entity with a registered capital of RMB3,000,000. As of December 31, 2014, Beijing Jieyuan and the third party entity owned 80% and 20% equity interests in Shaanxi Jingbian, respectively.
(viii)	Rich Offshore was incorporated on March 18, 2014 by Guangdong Mingyang and two natural persons with a registered capital of RMB10,000,000. As of December 31, 2014, Guangdong Mingyang and the two natural persons owned 55% and 45% equity interests in Rich Offshore, respectively.
(ix)	Qinghai Mingyang was incorporated on April 15, 2014 by Guangdong Mingyang with a registered capital of RMB100,000,000. As of December 31, 2014, Guangdong Mingyang owned 100% equity interests in Qinghai Mingyang.
(x)	Xilin Mingyang was incorporated on August 11, 2014 by Guangdong Mingyang with a registered capital of RMB100,000,000. As of December 31, 2014, Guangdong Mingyang owned 100% equity interests in Xilin Mingyang.
(xi)	Sheyang Mingyang was incorporated on June 10, 2014 by Guangdong Mingyang with a registered capital of RMB5,000,000. As of December 31, 2014, Guangdong Mingyang owned 100% equity interests in Sheyang Mingyang.
(xii)	Dongyuan Mingyang was incorporated on August 27, 2014 by Guangdong Mingyang with a registered capital of RMB500,000. As of December 31, 2014, Guangdong Mingyang owned 100% equity interests in Dongyuan Mingyang.