Form 20-F
period 2015-12-31
CHINA MING YANG WIND POWER GROUP LTD
filed 2016-05-02
CIK 1500689

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 158,218,876 ordinary shares.

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

The following selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated statement of financial position data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report.

The selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated statement of financial position data as of December 31, 2011, 2012 and 2013 have been derived from our audited financial statements, which are not included in this annual report.

You should read the selected consolidated financial data in conjunction with those financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRSs. Our historical results do not necessarily indicate our results expected for any future period.

	Year ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Revenue	5,515,819	2,893,100	2,844,830	5,872,439	6,797,068	1,049,286
Cost of sales	(4,522,685)	(2,523,337)	(2,582,551)	(5,059,375)	(5,696,352)	(879,365)
Gross profit	993,134	369,763	262,279	813,064	1,100,716	169,921
Selling and distribution expenses	(227,766)	(174,807)	(219,890)	(237,178)	(325,483)	(50,246)
Administrative expenses	(261,944)	(384,102)	(445,883)	(243,068)	(467,739)	(72,206)
Research and development expenses	(85,305)	(85,821)	(102,568)	(89,504)	(94,022)	(14,514)

	Year ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Impairment loss on goodwill and other intangible assets	—	—	(179,661)	—	—	—
Profit/(loss) from operations	454,314	(189,137)	(640,770)	276,399	313,724	48,431
Net finance (expenses)/income	(91,278)	(104,094)	(81,522)	(4,957)	17,941	2,769
Impairment loss on investments in joint ventures	—	—	—	—	(46,500)	(7,178)
Gain on loss of control of subsidiaries	—	—	—	124,460	—	—
Income tax (expense)/benefit	(73,018)	(213)	78,417	(44,524)	(46,968)	(7,251)
Profit/(loss) for the year	292,293	(300,840)	(647,433)	354,492	235,915	36,419
Profit/(loss) attributable to:
Shareholders of the Company	292,993	(281,874)	(504,179)	358,513	232,469	35,887
Non-controlling interests	(700)	(18,966)	(143,254)	(4,021)	3,446	532
Basic earnings/(loss) per share	2.35	(2.31)	(4.12)	2.90	1.61	0.25
Diluted earnings/(loss) per share	2.35	(2.31)	(4.12)	2.86	1.60	0.25
Weighted average number of shares used in computation—basic	124,450,310	121,869,607	122,408,098	123,606,539	144,008,708	144,008,708
Weighted average number of shares used in computation—diluted	124,450,310	121,869,607	122,408,098	125,320,868	145,383,998	145,383,998

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Property, plant and equipment	497,777	1,053,307	1,001,678	781,224	1,020,170	157,487
Intangible assets	74,837	427,681	195,816	76,426	637,170	98,362
Lease prepayments	207,321	356,932	352,142	344,563	337,701	52,132
Investments in associates	43,637	9,166	25,608	69,936	87,745	13,545
Investments in joint ventures	255,870	691,837	795,848	867,848	941,696	145,373
Other investments	—	7,144	30,197	30,000	30,000	4,631
Trade and other receivables (1)	408,019	861,571	870,517	949,600	1,052,589	162,492
Prepayments	40,290	66,024	120,276	120,842	265,708	41,018
Deferred tax assets	134,386	174,024	224,843	222,343	304,619	47,025
Total non-current assets	1,662,137	3,647,686	3,616,925	3,462,782	4,677,398	722,065
Financial assets at fair value through profit or loss	—	168,139	—	—	—	—
Inventories	1,837,821	2,028,435	2,235,459	2,015,820	3,052,529	471,229
Trade and other receivables (1)	5,176,212	4,190,287	4,169,627	4,399,675	6,666,591	1,029,145
Prepayments	91,022	199,970	115,317	104,104	83,809	12,938
Other current assets	5,239	7,511	35,301	15,015	21,604	3,335
Pledged bank deposits	252,795	276,651	246,608	306,883	426,503	65,841
Cash and cash equivalents	1,339,496	1,319,694	811,848	2,169,810	1,697,872	262,106
Total current assets	8,702,585	8,190,687	7,614,160	9,011,307	11,948,908	1,844,594
Total assets	10,364,722	11,838,373	11,231,085	12,474,089	16,626,306	2,566,659
Number of ordinary shares issued	125,000,000	125,000,000	125,074,100	127,329,236	158,218,876	158,218,876
Issued share capital	850	850	850	864	1,053	163
Reserves	3,526,975	3,554,076	3,574,875	3,602,949	4,285,264	661,531
Retained earnings / (accumulated losses)	253,711	(28,163)	(532,342)	(173,829)	58,640	9,052
Total equity attributable to shareholders of the Company	3,781,536	3,526,763	3,043,383	3,429,984	4,344,957	670,746
Non-controlling interests	117,153	110,787	(28,063)	48,169	83,766	12,931

	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total equity	3,898,689	3,637,550	3,015,320	3,478,153	4,428,723	683,677
Bank borrowings	—	354,437	104,015	—	—	—
Bond payable	—	986,206	992,664	—	—	—
Deferred tax liabilities	2,209	86,969	52,102	13,961	31,259	4,826
Provisions	206,293	212,064	154,491	198,949	343,802	53,074
Trade and other payables	120,243	83,553	132,389	298,410	376,183	58,072
Deferred income (1)	120,273	211,171	190,002	182,958	136,979	21,146
Total non-current liabilities	449,018	1,934,400	1,625,663	694,278	888,223	137,118
Bond payable	—	—	—	999,749	597,671	92,265
Trade and other payables	4,595,516	3,811,342	4,230,737	5,649,670	8,181,457	1,262,999
Bank and other borrowings	632,000	1,685,685	1,283,055	551,450	658,541	101,661
Income tax payable	35,908	9,789	9,155	44,309	177,850	27,455
Provisions	146,774	178,425	249,559	301,966	284,571	43,930
Deferred income (1)	—	—	—	13,201	—	—
Deferred revenue	606,817	581,182	817,596	741,313	1,409,270	217,554
Total current liabilities	6,017,015	6,266,423	6,590,102	8,301,658	11,309,360	1,745,864
Total liabilities	6,466,033	8,200,823	8,215,765	8,995,936	12,197,583	1,882,982
Total equity and liabilities	10,364,722	11,838,373	11,231,085	12,474,089	16,626,306	2,566,659

(1)	In prior years, the discount effect of retention receivables was recorded in deferred income as a liability rather than offsetting the contractual amount of retention receivables. In 2015, we determined that retention receivables should be presented on net basis and have reclassified prior year figures to reflect this accounting and to conform to the presentation in 2015, which resulted in a decrease of RMB54 million in both current portion of trade receivables and deferred income, and a decrease of RMB126 million in both non-current portion of trade receivables and deferred income as of December 31, 2014. As a result of this reclassification, there was no change to previously reported (loss)/profit from operations, (loss)/profit for the year, cash flows or net assets.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Other Consolidated Financial Data (in percentages)
Gross margin (1)	18.0	12.8	9.2	13.8	16.2
Operating margin (1)	8.2	(6.5)	(22.5)	4.7	4.6
Net margin (1)	5.3	(10.4)	(22.8)	6.0	3.5
Selected Operating Data (in units of wind turbines)
New orders signed (2)(3)	974	480	1,026	1,401	1,065
Total deliveries (4)(5)	1,090	472	614	1,041	1,265
Total commissioned and revenue recognized(6)	980	518	549	1,137	1,143
Order book (7)(8)	1,281	1,243	1,720	1,984	1,906

(1)	Gross margin represents gross profit divides by revenue. Operating margin represents profit/(loss) from operations divides by revenue. Net margin represents profit/(loss) for the year divides by revenue.
(2)	Includes 10, nil and 20 units of super compact drive, or SCD, wind turbines contracted in 2013, 2014 and 2015, respectively.
(3)	In 2012, 2013 and 2014, we amended the sales contract with Funeng (Xianyou) Wind Power Co., Ltd., Inner Mongolia Huadian Wutaohai Wind Power Co., Ltd., and Datang Gongcheng New Enengy Co., Ltd., or Datang Gongcheng. The total number of contracted wind turbines has been changed.
(4)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(5)	Includes nil, 9 and 1 units of SCD wind turbines delivered in 2013, 2014 and 2015, respectively.
(6)	Commissioning of a wind turbine refers to a commissioning test, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids in future. A durability test is conducted following the commissioning.
(7)	Represents cumulative orders signed for which revenue has not been recognized.
(8)	Includes 60, 60 and 80 units of SCD wind turbines as of December 31, 2013, 2014 and 2015, respectively.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRSs Financial Data
Adjusted EBITDA (1)	628,320	(69,131)	(470,864)	521,084	438,893	67,753

(1)	EBITDA refers to profit/(loss) for the year before income tax expense/(benefit), net finance expenses/(income) and depreciation and amortization. Adjusted EBITDA refers to EBITDA adjusted to exclude share-based compensation expenses.

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

The use of Adjusted EBITDA has certain limitations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense, income tax expense/(benefit), net finance expenses/(income), as well as share-based compensation expenses have been and will be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization expense, net finance expenses/(income), income tax expense/(benefit), capital expenditures as well as share-based compensation expenses and other relevant items both in our reconciliations to IFRSs financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance. The term Adjusted EBITDA is not defined under IFRSs, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with IFRSs. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with IFRSs. In addition, our Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

The following table is a reconciliation of Adjusted EBITDA to profit/(loss) for the year, the most directly comparable financial measure calculated and presented in accordance with IFRSs:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Profit/(loss) for the year	292,293	(300,840)	(647,433)	354,492	235,915	36,419
Income tax expense/(benefit)	73,018	213	(78,417)	44,524	46,968	7,251
Net finance expenses/(income)	91,278	104,094	81,522	4,957	(17,941)	(2,769)
Depreciation and amortization	59,222	84,463	140,219	102,205	124,114	19,160
EBITDA	515,811	(112,070)	(504,109)	506,178	389,056	60,060
Share-based compensation expenses	112,509	42,939	33,245	14,906	49,837	7,694
Adjusted EBITDA	628,320	(69,131)	(470,864)	521,084	438,893	67,753

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of Renminbi into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2015, which was RMB6.4778 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi at any particular rate, the rates stated below, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 22, 2016, the noon buying rate was RMB6.5004 to US$1.00.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average (1)	Low	High
	(RMB per $1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402

	RMB per U.S. Dollar Exchange Rate
	Period End	Average (1)	Low	High
	(RMB per $1.00)
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016 (through April 22)	6.5004	6.5190	6.5932	6.4480
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22)	6.5004	6.4726	6.5004	6.4571

Source: The Federal Reserve Board.

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

In addition, all translations of Euro to U.S. dollars have been made at the noon buying rate on December 31, 2015, which was €1.0859 to US$1.00. The noon buying rate on April 22, 2016 was €1.1239 to US$1.00.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenue.

We currently derive a substantial portion of our revenue from a limited number of customers, which are primarily Chinese national or regional large electric power producers, including the five largest state-owned power producers. In the year ended December 31, 2013, our top three customers in terms of revenue recognized, China Huaneng Group, or Huaneng, Da’an Runfeng Energy Development Ltd. and Shanghai Chengrui Investment Ltd., together with their affiliates, contributed approximately 22.1%, 10.3% and 8.3% of our total revenue, respectively. In the year ended December 31, 2014, our top three customers in terms of revenue recognized, China Power Investment Corporation, or CPIC, Huaneng and China Huadian Corporation, or Huadian, together with their affiliates, contributed approximately 21.7%, 19.0% and 17.1% of our total revenue, respectively. In the year ended December 31, 2015, our top three customers in terms of revenue recognized, namely Huaneng, Huadian and CPIC, together with their affiliates, contributed approximately 16.7%, 13.4% and 11.5% of our total revenue, respectively.

Since our inception in June 2006 through December 31, 2015, we had entered into sales contracts for a total of 7,203 units of wind turbines with 69 end customers. Huaneng, our largest customer in terms of total power output, together with its affiliates, accounted for 1,456 units of wind turbines contracted as of December 31, 2015. We cannot assure you that we will be able to maintain or improve our relationships with these customers, or that we will be able to continue to supply products to these customers at current levels or at all. Dependence on a few significant customers will continue to make it difficult for us to satisfactorily negotiate attractive prices for our products and will continue to expose us to the risks of substantial losses if a single, dominant customer stops conducting business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue and have a material and adverse effect on our financial condition, results of operations and prospects:

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

In addition, a significant portion of our outstanding trade receivables is derived from sales to a limited number of customers. Our largest and the second largest trade receivable balance (after allowance for doubtful debts) were due to us from Huaneng and China Datang together with their affiliates, respectively, in the amount of RMB1,613.0 million (US$249.0 million) and RMB912.2 million (US$140.8 million), respectively, representing approximately 23.2% and 13.1%, respectively, of the total trade receivables as of December 31, 2015. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

Our business prospects highly depend on the acceptance and marketability of our new wind turbines utilizing the SCD technology, or the SCD wind turbines.

We have obtained exclusive license rights from Aerodyn Asia Co., Ltd., or Aerodyn Asia, an affiliate of Aerodyn Energiesysteme GmbH, or Aerodyn Energiesysteme, to manufacture and distribute wind turbines utilizing its advanced SCD technology in China, namely SCD wind turbines, with a rated power capacity ranging from 2.5MW to 3.0MW, or the 2.5/3.0MW SCD wind turbines. We are in the progress of obtaining license right of 6.0MW SCD wind turbines. In January 2016, we further entered into a supplemental agreement with Aerodyn Asia to obtain the exclusive ownership of certain SCD related patents and trademark in China as specified in the agreement. The SCD technology is a new technology and we are not aware of any commercially available wind turbines utilizing this technology in China. We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010 which was connected to grid at the end of 2010. We commenced the first small-batch production of the 2.5/3.0MW SCD wind turbines in early 2011 and the major components for 6.0MW SCD wind turbine prototype have been ordered. Therefore, we have completed in-house testing for the generator and have commenced the assembly for the gearbox. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. It commenced commercial trial operation in March 2015. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. We are in the process of developing additional three-blade SCD wind turbines with 121-meter and 135-meter rotor blades. In April 2014, we launched the design of MySE3.0MW SCD with 121-meter rotor blades. The assembly of the wind turbine was commenced in February 2015 and finished in April 2015. We have installed this turbine in a wind farm located in Guangxi Province in October 2015 which commenced operation in December 2015. We also began the design of MySE3.0MW SCD with 135-meter rotor blades in February 2015 and SCD5.5MW with 155- and 165-meter rotor blades in June 2015, respectively.

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

In addition, we may not be able to generate sufficient customer demand and the level of acceptance of the SCD technology by our customers is uncertain. Under our license agreement with Aerodyn Asia, after we enter into the series production stage of the SCD wind turbines, we need to obtain an approval from Aerodyn Asia with respect to the production and relevant royalty payments, upon which we are obligated to pay an advance minimum annual royalty payment. These advance amounts will not be refunded. As such, if we cannot generate sufficient market demand for our SCD wind turbines, we may be obliged to make payments to Aerodyn Asia even if we do not generate any income from the sales of our SCD wind turbines. As of the date of this annual report, no such approval had been issued by Aerodyn Asia as the conditions were not met and consequently, we had not made any advance minimum annual royalty payment. Subject to the supplemental agreement we entered into with Aerodyn Asia in January 2016, we will no longer be required to pay the royalties upon the full payment of a total of €3.5 million in three installments. As of the date of this annual report, we had paid Aerodyn Asia €2.5 million under the supplemental agreement and we currently expected to pay the remaining amounts in 2016.

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

We generated profit in 2011 but incurred a loss of RMB300.8 million and RMB647.4 million for the years of 2012 and 2013, respectively, primarily due to the significant decrease in the total number wind turbines commissioned in a volatile and competitive economic environment and the decrease in the average selling prices of wind turbines we delivered during this period. Although we generated profit of RMB354.5 million in 2014 and RMB235.9 million (US$36.4 million) in 2015, respectively, we cannot assure you that we will be able to sustain profitability in the future. Our ability to maintain and increase profitability depends, to a significant extent, on our ability to continue to grow our business and to control our costs, which is subject to the risks and uncertainties associated with our business.

To sustain our growth and profitability, we must, among other things, further expand our production capacity and customer base. The growth of our business will impose substantial demands on our managerial, operational, financial and other resources as well as increase our working capital needs. Our ability to grow our business is subject to other risks and uncertainties, including the following, some of which are commonly experienced by other China-based companies:

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

The performance and operational reliability of the wind turbines we manufacture in the medium- and long-term are uncertain. Although wind turbines are generally designed for a 20-year life cycle, we cannot assure you of the operational life of our wind turbines or about their medium- to long-term performance and operational reliability. We also provide warranty for our wind turbines after they have passed the durability test for two to six years. We are generally obligated to pay a monetary damage in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification.

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

Our order book comprises firm purchase orders for our wind turbines for particular wind farms under sales contracts that specify the delivery of wind turbines at predetermined intervals over a period of several months and payments to us in installments. However, there can be no assurance that such orders will not be cancelled, delayed or reduced, or that our customers will perform in full their payment and other obligations in accordance with the sales contracts. Adverse changes in current global financial markets and wind power industry or other factors beyond our control, or the control of our customers, may cause our customers to delay, postpone or cancel their wind farm projects whether as a result of delays or failures to obtain necessary permits, authorizations, or as a result of other difficulties or obstructions. For example, in 2011 and 2012, due to the slow-down in the wind power industry and the adverse weather condition in China, some of our customers rescheduled their wind farm construction and installation plans, which in turn resulted in the delays of a portion of our wind turbine deliveries. Though we did not encounter such delay in 2013, 2014 and 2015, we cannot assure you that similar delays and postponements or even cancellations will not occur in the future.

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

In November 2012, Mingyang Singapore acquired a 50% equity interest in Global Wind Power Limited, or GWPL, in India. GWPL may not be able to sell the full range of our wind turbines in India before the requisite approvals or certificates are obtained or other administrative procedures are completed. If GWPL fails to complete such procedures in a timely manner or at all, its expansion plan, business and results of operations may be materially and adversely affected. Moreover, historically, GWPL’s operational and financial performance had an adverse impact on us. Since November 30, 2012, the date of completion of the acquisition, until December 31, 2013, we consolidated GWPL’s results into our financial statements, which contributed revenue of RMB68.9 million and a net loss of RMB366.0 million (including impairment loss for goodwill attributable to GWPL) to our consolidated financial results for the year ended December 31, 2013. Since January 1, 2014, we waived our right to appoint a simple majority of the members of the board of directors of GWPL and the right to cast vote at any general shareholders meeting of GWPL. As a result, GWPL was treated as a joint venture of us since January 1, 2014 and we no longer consolidated its results into our financial statements for the year ended December 31, 2014 and beyond. In late 2015, due to the continuing failure of Reliance Capital Limited and GWPL to perform certain of their obligations under the share subscription agreement and the shareholder agreement in connection with GWPL entered into among us, Reliance Capital Limited and GWPL in November 2012, we decided to terminate the agreements. After consulting with our Indian local counsel, we had served a notice of termination to Reliance Capital Limited pursuant to the terms of the agreements in early 2016.

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

As a public company in the United States, we are subject to the reporting obligations under the U.S. securities laws. Under rules and regulations implementing Section 404 of the U.S. Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we are required to include a management report on the effectiveness of our internal control over financial reporting in our annual reports. In addition, under such rules, our independent registered public accounting firm is also required to attest to the effectiveness of our internal controls over financial reporting. Using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 and has concluded that our internal control over financial reporting was effective as of December 31, 2015. Our independent registered public accounting firm has also audited and attested, in accordance with the standards of the Public Company Accounting Oversight Board (United States), or the PCAOB, our internal control over financial reporting as of December 31, 2015.

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

Our future success highly depends on our ability to keep pace with the rapid technological changes in the wind power equipment industry. In order to maintain and enhance our competitive position that we currently enjoy and to continue to grow our business, we need to design, develop and market new and more cost-efficient wind turbines and introduce new products to meet growing market demands and changing technical standards. The development of new wind turbine models requires considerable investment and our significant expenditures on research and development may not yield as much benefit as we anticipate. On the other hand, since the industry has shifted its focus from size and speed of wind turbines to quality and efficiency, we are required to continuously improve and upgrade our products to ensure the reliability and cost-efficiency. Our research and development expenses accounted for approximately 3.6%, 1.5% and 1.4% of our total revenue in 2013, 2014 and 2015, respectively. We expect to spend a significant amount on research and development and to commit significant investments in product development personnel over the next few years. As of December 31, 2015, our research and development and technology team had 399 members. In addition, in March 2012, we established our North American research and development center on the Centennial Campus of N.C. State University in Raleigh, North Carolina, which focuses on enhancing the energy output and lowering the cost of electricity of offshore wind turbines. However, research and development activities are inherently uncertain and the success of our new products will depend on a number of factors, including product quality, competition, customer acceptance, price, general market conditions, government incentives, our ability to integrate customer feedback into our new products, our ability to accurately assess technological trends and customer needs and the strength of our marketing and distribution capabilities. We rescheduled our research activities due to market conditions in the past and we cannot assure you that similar delays and postponement will not reoccur in the future.

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

As of December 31, 2013, 2014 and 2015, our trade receivable balance (after allowance for doubtful debts) was RMB4,144.7 million, RMB4,671.0 million and RMB6,941.4 million (US$1,071.6 million), respectively. The average turnover days of our trade receivables were 550 days, 305 days and 311 days for 2013, 2014 and 2015, respectively. The decrease in the average turnover days from 2013 to 2014 was primarily because the customers accelerated the payments due to their improved businesses in a better industrial environment in 2014. The average turnover days were generally stable in 2014 and 2015.

In addition, allowances are made against trade receivables to the extent amounts are considered to be uncollectible or unlikely to be collected within a reasonable period of time vary depending on the customer’s financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns as well as overall market conditions and historical losses. Although we have been seeking to improve our trade receivable balance by providing additional payment options to customers, including discounts for early settlement, we expect neither the collection nor the age of our receivables to improve significantly in the foreseeable future. In addition, we cannot assure you that our customers will meet the payment obligations on time or in full or that the level of bad debts will not increase. Any inability on the part of our customers to settle amounts owed to us on time may have a material and adverse effect on us. As our business continues to expand and current industry payment and collection practices as well as our own billing practices remain the same, we may be expected to maintain high trade receivable balances, which could negatively affect our cash flows, particularly our short-term cash flows. If the age of our receivables increases, our exposure to the credit risk of our customers would increase as well. Allowance for doubtful debts was RMB377.8 million, RMB367.7 million and RMB476.5 million (US$73.6 million) as of December 31, 2013, 2014 and 2015, respectively. If we incur bad debt expenses as a result, our results of operations would be negatively impacted.

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

As of December 31, 2015, we, including RENergy, had obtained 31 copyrights, 358 patents, 8 trademarks and 103 patent applications at various stages pending in China, all of which were granted initial approval. Our success depends in part on our ability to obtain and maintain patents and other intellectual property protection for our products and technologies and our ability to successfully protect such intellectual properties and to defend ourselves against third-party challenges. We cannot assure you, however, the protection measures we currently implement are adequate to enforce such protection efficiently or to prevent any unauthorized use of our intellectual property by third parties, nor can we assure you that our competitors will not independently develop or license from third parties the technologies that are equivalent or superior to our technologies, in which case we would not be able to gain or keep our competitive advantage.

Our success also depends largely on our ability to develop and use our technology and know-how through cooperation with our technology partners without infringing the intellectual property rights of third parties, as well as our ability to use the technology we license from our technology partners. However, we cannot assure you that our technology partners actually have the requisite intellectual property rights, nor can we assure you that they have not infringed other third parties’ patents, trade secrets, know-how or other intellectual property rights. In addition, as we adopt new technologies and roll out new products, we face the risk of being subject to intellectual property infringement claims that may arise from the use of such new technologies and the provision of new products. We have obtained exclusive license rights from Aerodyn Asia to manufacture and distribute wind turbines by using its SCD technologies in China. In January 2016, we entered into a supplemental agreement with Aerodyn Asia to obtain the exclusive ownership of certain SCD related patents and trademark in China as specified in the agreement. We have non-exclusive rights transferred from Mingyang Electrical to use Aerodyn Energiesysteme’s blade technologies for our 1.5MW wind turbines. Our technology partners including Aerodyn may license their relevant technologies to our competitors or other third parties. To the extent these technologies provide us any competitive advantage, such licenses to competitors may allow them to compete against us more effectively. In addition, our competitors may have greater resources and may develop advanced technologies or processes based on these licensed intellectual property rights. If our current licenses with our technology partners are terminated, there can be no assurance that we will be able to independently develop equivalent technology successfully or obtain licenses for alternative technologies, or that we will be able to redesign our production lines to eliminate the need for such a license.

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

Although we typically have multiple suppliers for each raw material or component, we place a substantial percentage of our orders with a limited number of key suppliers. For example, in 2013, 2014 and 2015, we purchased approximately 45%, 43% and 44%, respectively, of our components from our five largest suppliers, as measured by cost. In particular, approximately 18%, 19% and 24%, respectively, of our components were purchased from our largest supplier in 2013, 2014 and 2015, respectively. With limited exceptions, we do not have long-term supply contracts with our suppliers. Instead, we typically place orders with our suppliers after we secure our wind turbine sales contracts. As such, an increase in demand for our raw materials and components in the future may result in the interruption or delay in the supply of our raw materials and components, which may adversely affect our ability to meet market demand for our products or expand our business as planned. We cannot assure you that such delays will not occur in the future.

Moreover, we may be subject to significant fluctuation in the prices of our raw materials and components, which may increase our operating costs if we are unable to fully pass along such increase to our customers. If we are unable to effectively control our manufacturing costs, in particular, the costs of raw materials and components of our wind turbines, we may not be able to maintain our competitiveness and achieve profitability. Certain components are manufactured or customized for us. If we are unable to secure alternative supply sources in a timely and cost-effective manner or without a reduction in quality, this may harm our reputation, reduce our sales or gross margins and cause us to lose market share. Since January 2011, our key suppliers started to provide us with a warranty period up to 60 months. Historically, under limited circumstances, we have experienced delays in the supply of certain major components primarily due to the the shortage of supply.

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

We may fail to compete effectively and may be unable to increase or maintain our market share.

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

Moreover, renewable energies, such as wind, may also face increasing competition from traditional energy industry, such as the competition arising from the recent significant oil price declines. We cannot assure you that we are able to successfully retain or grow our market share by attracting customers who may also use cheap oil or natural gas as an electricity source. In addition, oil prices are usually volatile and it is uncertain how long the price decline would last, which further increase the uncertainty of the perceived competition in our industry.

In addition, since 2014, we, through Beijing JieyuanXinneng Investment Co., Ltd. (“Beijing Jieyuan”), have commenced the downstream investment and management of wind and solar energy projects, which may involve significant capital investments. We may have less experience and resources than the competitors in such industry and we cannot assure you that our new operations will achieve success and our expected rate of returns.

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

We schedule the procurement of raw materials and components, manufacturing and assembly activities and arrangement of logistics for delivery of our wind turbines primarily on the basis of wind turbine orders and adjust monthly upon actual production and delivery progress. Historically, under limited circumstances, we experienced material delays in the delivery of our wind turbines, mainly due to the delay of key components. Estimates are inherently uncertain and our customers may cancel or delay their orders under the turbine sales contracts. We cannot assure you that our scheduled manufacturing and assembly activities approximate actual customer delivery needs. If our scheduled manufacturing and assembly is not able to meet the actual delivery needs, we may not be able to maintain an adequate inventory level for our wind turbines and may lose sales and market share to our competitors. In addition, even if we are able to increase our manufacturing and assembly levels to meet unanticipated demands, we may experience significant lead-time for turbine delivery or may not have procured adequate raw materials or components to manufacture the wind turbines. On the other hand, we may also be exposed to increased inventory risks as we may accumulate excess inventory of our products or raw materials or components for our wind turbines resulting from the cancellation of wind turbine sales contracts by our customers. Therefore, our failure to maintain an inventory level that approximates the demands for our wind turbines could have a material and adverse effect on our business, financial condition and results of operations.

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

We cannot assure you that we will always be able to implement international marketing efforts or make overseas investments at a cost effective manner. If we fail to successfully identify and capture overseas market opportunities, we may not obtain expected investment return and our business operation and financial results may be materially and adversely affected. For example, our exclusive license rights from Aerodyn Asia to manufacture and distribute our 2.5/3.0MW wind turbines is limited to China and, as such, our ability to expand in overseas markets depends on our ability to obtain additional licenses from Aerodyn Asia. Under a supplemental agreement signed with Aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of Aerodyn Asia on a project-by-project basis. Furthermore, we are in the process of applying for additional certificates for our turbines from GL and local industry associations which we believe will be required by our customers in India. However, we cannot assure you that we will be able to obtain such additional licenses or certificates within a reasonable time frame or at reasonable costs, if at all.

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

For example, we acquired RENergy in 2015, which used to be one of our key component suppliers. If we lose the services of any of the senior management or key technology personnel of REnergy, we may not be able to locate suitable or qualified replacements in a timely manner and may incur additional expenses to recruit and train new hires, which may adversely harm RENergy’s business and results of operation. In addition, we cannot assure you that the synergy we currently expected from the acquisition may be realized as we may not be able to effectively integrate RENergy’s business into ours in a timely manner. In particular, we may also enhance its corporate governance level to match ours, which may be timely consuming and costly. Finally, manufacturing technologies of RENergy may become out of dated which may cause it to lose market share and incur adverse impacts on its business and resuls of operations. If any of these happens, we may fail to realize the estimated synergy in connection with the acquision of RENergy and our business, prospect and results of operations may be materially adversely affected accordingly.

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

As of the date of this annual report, we had seven ongoing EPC arrangements with an aggregate of 207 units of wind turbines. In 2015, we recorded impairment loss of RMB46.5 million (US$7.2 million) in connection with our EPC projects after evaluating such wind farms’ future profit-making ability. The repurchase schedules in connection with the Xinjiang Wanbang EPC and Inner Mongolia Wind Farm EPC projects were postponed from December 2015 to June 2016. If we are not able to successfully manage the risks and uncertainties associated with the EPC arrangements, or the EPC projects fail to generate the return as we expected, our business, results of operations and financial condition may be materially and adversely affected and our reputation may also be impaired.

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

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans, in amounts equal to pre-determined percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB22.3 million, RMB28.3 million and RMB50.8 million (US$7.8 million) for 2013, 2014 and 2015, respectively, which were recorded in our cost of sales, operating expenses and inventories. Up to December 31,2015, the aggregate amount due approximately RMB19.9 million remained outstanding. Such amounts were recorded as accrued expenses and other payables.

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

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. We are required to account for share-based compensation in accordance with IFRS 2 Share-based Payments, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain directors, officers and other employees. The initial exercise price of the options was US$8.40, each ADS representing one ordinary share. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. On July 8, 2015, we granted options to purchase an aggregate of 5,120,000 of our ordinary shares to certain directors, executive officers and other employees with an exercise price of US$1.29. As of December 31, 2015, the number of total outstanding options granted under our 2010 equity incentive plan was 5,308,437. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. In December 2014, we issued 300,000 ordinary shares from our treasury shares to one of our directors, three executive officers and certain employees, which were vested and become nonforfeitable immediately upon the grant. In July and December 2015, we further issued 250,000 and 2,003,897 ordinary shares, respectively, from our treasury shares to certain directors, executive officers and employees, which were vested and become nonforfeitable immediately upon the grant. We incurred share-based compensation expenses relating to the options and share awards in the amount of RMB33.2 million, RMB14.9 million and RMB49.8 million (US$7.7 million) for the years ended December 31, 2013, 2014 and 2015, respectively. In addition, if we grant options, restricted shares or other stock-based awards in the future, we could incur significant compensation charges and our net income could be adversely affected.

We have significant outstanding borrowings. If we fail to repay the borrowings or to comply with financial covenants under the loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

As of December 31, 2015, our outstanding short-term loans were RMB658.5 million (US$101.7 million) and bore a weighted-average interest rate of 4.82%. Although we have been able to obtain renewals of certain of our short-term loans shortly before they would mature, we cannot assure you that we will be able to renew similar loans in the future. If we are unable to obtain renewals of or rollover our debt or find sufficient alternative funding on reasonable terms, we may have to repay such borrowings. If we cannot repay our borrowings, our financial condition, results of operations and business prospects would be materially and adversely affected.

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

In December 2011, the National Energy Administration issued rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving the low-voltage-ride-through, or LVRT, capabilities. See “Item 4.B. Business Overview—Regulations—Laws and Regulations Promoting the Development of the Renewable Energy Industry—Project Approval, Product Categorization and Project Requirements.” The LVRT refers to the capability of a wind turbine to react properly to sudden fluctuations in grid voltage and remain connected to the grid under these abnormal conditions. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China, which has limited resources. It is costly for new wind turbines to obtain such LVRT certification. New government or industrial policies providing higher quality standards for wind turbines in the future may subject us to higher costs and greater technical challenges. In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled LVRT, requirements in accordance with the grid code in China. Currently, 49 of our wind turbine models have passed LVRT test. However, we cannot assure you that we will be able to obtain the LVRT certificates for additional wind turbines in a timely manner, or at all.

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

We conduct the majority of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company which records retained earnings, is also required to set aside at least 10.0% of its after-tax profit (after offsetting the accumulated loss, if any) based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reaches 50.0% of its respective registered capital. As of December 31, 2015, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB1,092.8 million (US$168.7 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

As of the date of this annual report, Mr. Chuanwei Zhang, a PRC resident, beneficially owned approximately 33.1% of our total issued and outstanding share capital. We are advised that he has completed his registration with local SAFE branch as required under the SAFE notice in connection with his initial acquisition of his beneficial interests in offshore special purpose companies. We are also advised that he has completed the amendment to the registration in connection with the transfers of his equity interests in such offshore special purpose vehicles for beneficial ownership in us. If Mr. Zhang or our future beneficial owners who are PRC residents fails to complete any applicable registration or amend previously filed registrations as required under SAFE Circular 37, our onshore subsidiary is required to report the non-compliance to the local branch of SAFE. Failure or inability to comply with the registration procedures may restrict our cross-border investment activities and result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

Pursuant to the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, promulgated on January 5, 2007 by the SAFE and the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or the Stock Incentive Plan Rules, which replaced the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007, “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan. In addition, such domestic individuals shall also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. As such, our employees, who are “domestic individuals” and have been granted share options, or PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules. With respect of the share options exercised by our employees during the year ended December 31, 2015, the related income taxes had been withheld and we are in progress of filing with the relevant tax authority.

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

The 2009 M&A Rule establishes more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The 2009 M&A Rule establishes additional procedures and requirements that could make some acquisitions of PRC companies by foreign entities, such as our company, more time-consuming and complex, including requirements in some instances that the approval of the Ministry of Commerce shall be required for transactions involving the shares of an offshore listed company being used as the acquisition consideration by foreign entities, including Sino-foreign joint ventures. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of the 2009 M&A Rule to complete such transactions could be time-consuming and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a Cayman Islands holding company with the majority of our operations conducted through our operating subsidiaries in China. Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both of which became effective on January 1, 2008, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and the Hong Kong Special Administrative Region, which became effective on January 1, 2007, such dividend withholding tax rate is reduced to 5% for dividends paid by a PRC company to a Hong Kong resident enterprise if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. As such, dividends paid to us by our PRC subsidiaries through our Hong Kong subsidiaries may be subject to a reduced withholding tax at a rate of 5% under this arrangement, provided that our Hong Kong subsidiaries are deemed as “beneficial owners” of such income, and provided further that neither our company nor our Hong Kong subsidiaries are deemed to be PRC tax resident enterprises as described below. However, pursuant to the Notice on Interpretation and Determination of “beneficial owner” under tax treaties, or Circular 601, a “beneficial owner” should carry out substantial business activities and own or have control over the income, rights or assets which give rise to such income. Specifically, agents and conduit companies will not be regarded as the “beneficial owner” of such income. If our Hong Kong subsidiaries are not deemed the beneficial owner under Circular 601, they may not be able to enjoy the 5% preferential tax treatment and as a result the dividends distributed by our PRC subsidiaries through these Hong Kong subsidiaries will be adversely affected. Circular 601 further lists several factors that would make it more unlikely for relevant authorities to identify a company to be a beneficial owner of certain specific income, including (i) the company is obligated to pay or distribute all or substantial part of the income to a third country resident in a prescribed time period, (ii) the company does not or barely engages in other operating activities other than holding the assets or interests from which the income derives, (iii) the assets, business size and employees of the company are relatively limited and could not reasonably match the income, (iv) the company has no or little control over the assets or interests from which the income derives and bears no or little risks, (v) certain income are non-taxable or exempted from tax in the other contracting country, or the tax rate is extremely low, if any, (vi) apart from the loan agreement under which the interest payment is provided, there is other loan or deposit agreements between the lender and a third party with similarity terms of amount, interest rate and execution date, and (vii) apart from the transfer agreement of copy right, patent or technology under which the license fee is provided, there is other transfer agreement relating to the use right or ownership to the copy right, patent or technology between the company to a third party.

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

There is uncertainty as to the application of Bulletin 7, or previous rules under Circular 698. Especially as Bulletin 7 is recently promulgated, it is not clear how it will be implemented. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

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

As of the date of this annual report, Mr. Chuanwei Zhang, our founder, chairman and chief executive officer,beneficially owned (a) 52,428,899 Shares (including ordinary shares represented by ADSs) and (b) options to purchase 173,334 of our ordinary shares that became vested as of the date of this annual report, representing a total of approximately 33.2% voting rights of our issued and outstanding share capital. As such, Mr. Zhang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by our other shareholders. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

In addition, Mr. Zhang may have potential conflicts of interest with us arising from the ownership interests held by himself and his close family members in Mingyang Electrical and Mingyang Electrical’s immediate holding company, Zhongshan Mingyang Electrical Appliances Co., Ltd., or Mingyang Electrical Appliances, which is controlled by Mr. Zhang. We have recorded significant related party transactions with these companies during the recent years. As a result, the interests of Mr. Zhang and his close family members as a controlling shareholder of these entities and the interests of our company may conflict. We cannot assure you that if conflicts of interest arise, Mr. Zhang will act in the best interests of our company or that any conflict of interest will be resolved in our favor.

In particular, on February 2, 2016, our company entered into an agreement and plan of merger (the “Merger Agreement”) relating to a “going private” transaction, see “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction” for more details. Immediately following the merger contemplated thereby, our company, as the surviving company, will be beneficially owned by Mr. Zhang, Ms. Ling Wu, who is Mr. Zhang’s spouse, First Windy Investment Corp. and Rich Wind Energy Three Corp., the BVI entities wholly owned by Mr. and Mrs. Zhang, respectively, among others. In connection with the proposed merger, Mr. Zhang, Ms. Ling Wu, First Windy Investment Corp. and Rich Wind Energy Three Corp., together with certain shareholders of us had also entered into a support agreement, pursuant to which, among others, they agreed to vote all of ordinary shares they beneficially own, which represent approximately 43.9% of our total number of issued and outstanding shares (excluding outstanding options and restricted share units), in favor of the authorization and approval of the Merger Agreement and the merger.

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

On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs. As of December 31, 2012, an aggregate of 3,153,897 ADSs had been repurchased by us on the open market at prevailing market prices for an aggregate purchase price of approximately US$8.6 million. The repurchases have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. We did not repurchase any ordinary shares or ADSs in the years ended December 31, 2013, 2014 and 2015.

Developments Since 2011

Since 2011, we incorporated several new subsidiaries in China in order to further grow our business. We also establish joint ventures to jointly explore market opportunities. We have entered into shareholders agreements, pursuant to which we contributed cash into the registered capital of ten joint ventures. Among the joint ventures, GWPL was our subsidiary during year 2012 and 2013 and became our joint venture on January 1, 2014.

For joint ventures under EPC arrangement, except for Datang Gongcheng New Energy Co., Ltd., or Datang Gongcheng, in accordance with the shareholders agreements, we are also entitled to a fixed annual return of 15% to 16% of the amount or portion of the amount we contributed to the registered capital of the joint ventures. The amount of the fixed-rate annual return will be settled by the other shareholders when they repurchase the equity interests in the joint ventures held by us. As of December 31, 2015, we recorded fixed income from joint ventures under EPC arrangements for RMB246.7 million (US$38.1 million). We are not entitled to any dividend or residual interest of the joint ventures, except for the fixed-rate annual return. We are entitled to share the joint venture’s operating results in connection with our investment in Datang Gongcheng. The other shareholders of each joint venture are obligated to repurchase the equity interests held by us within two to five years after completion of certain milestone events. According to the shareholders agreements, unanimous consent between the other shareholders and us is required for all strategic financial and operating decisions of the joint ventures.

Most of our subsidiaries engage in the manufacturing and/or sales of wind turbines and rotor blades and we expect to continue to leverage these subsidiaries to explore additional market opportunities in their local areas.

In November 2012, we, through Mingyang Singapore, acquired a 50% equity interest in GWPL, which is mainly engaged in manufacture and sales of wind turbine in India. Upon completion of the acquisition, we obtained majority voting power at the shareholders meeting and the majority of seats on the board of directors of GWPL, therefore, we consolidated the results of GWPL into our financial statements since December 2012. Since January 1, 2014, we waived our right to appoint a simple majority of the members of the board of director of GWPL and the right to cast vote at any general shareholders meeting of GWPL. As a result, GWPL was treated as a joint venture of us since January 1, 2014 and we no longer consolidate its results into our financial statements for the year ended December 31, 2014 and beyond. In late 2015, due to the continuing failure of Reliance Capital Limited and GWPL to perform certain of their obligations under the share subscription agreement and the shareholder agreement in connection with GWPL entered into among us, Reliance Capital Limited and GWPL in November 2012, we decided to terminate the agreements. After consulting with our Indian local counsel, we had served a notice of termination to Reliance Capital Limited pursuant to the terms of the agreements in early 2016.

In 2014, we established Beijing Jieyuan which is principally engaged in the investment and management of wind and solar energy projects. It is currently developing and constructing five wind farm projects with a total of 250MW installed capacity, located in Inner Mongolia, Hebei, Henan, and Qinghai Provinces, respectively. It is also developing a solar project with 30MW capacity in Yunnan Province.

In 2013, 2014 and 2015, we incorporated a total of 6, 11 and 17 new subsidiaries, respectively, the majority of which are either expected to operate as project companies in order to engage in the constructions and investments in wind farm projects, or as production bases in order to enhance our production capacity.

In addition, in 2015, we acquired 100% equity interests in China Smart Electric Group Limited (“China Smart”), a Cayman Islands company. China Smart owns all of the equity interest in Wise Renergy Holdings Limited (“Wise Renergy”), a Hong Kong company, which in turn owns all of the equity interests in mainland China-based subsidiaries, Tianjin RENergy Electrical Co., Ltd. and Tianjin RESource Electrical Co., Ltd. (all such Renergy entities are collectively referred to as “RENergy”). We are expected to pay a total purchase consideration of approximately RMB925.1 million (US$142.8 million) in a combination of cash and newly issued shares of us. The total cash portion of the purchase consideration comprises RMB306.3 million (US$47.3 million). The cash portion of RMB297.0 million (US$45.8 million) was subject to a payment schedule with 60% of to be paid within three months, 20% to be paid within six months, and the remaining 20% to be paid within twelve months, from May 18, 2015, the relevant contract date. The remaining amount of RMB9.3 million (US$1.4 million) in cash was paid to one selling shareholder of RENergy in October 2015. The share portion of the purchase consideration comprises 28,574,813 ordinary shares of us at US$3.49 per ordinary share as provided in the relevant agreements. On May 20, 2015, the share issuance date, the closing price of our ADS was US$3.41 per ADS. As of the date of this annual report, we had paid cash in the total amount of RMB162.0 million (US$25.0 million) and issued 28,574,813 ordinary share as the considerations for the acquisition of RENergy. RENergy was treated as a related party of us because Ms. Ling Wu, the wife of Mr. Chuanwei Zhang, our chairman and chief executive officer, was one of its shareholders. Ms. Ling Wu received 20,539,306 ordinary shares of us and would receive RMB213.5 million (US$33.0 million) in cash upon full payment of the purchase consideration.

RENergy is engaged in the manufacture, sale, research and development of electrical system equipment. The acquisition is expected to create significant synergies between us and RENergy. Upon completion of the acquisition, we expect to integrate RENergy’s patented electrical control system technologies into our existing product offerings, allowing us to evolve further to become a provider of comprehensive wind energy solutions and to address a wider range of the customers’ requirements. For more details of operations of RENergy, please refer to “—B. Business Overview — Operations of RENergy” below.

Going Private Transaction

On November 2, 2015, our board of directors received a preliminary non-binding proposal letter, dated November 2, 2015, from our chairman and chief executive officer, Mr. Chuanwei Zhang, to acquire all of our outstanding ordinary shares not already beneficially owned by him in a “going-private” transaction for US$ 2.51 per ADS or ordinary share in cash.

On February 2, 2016 we entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Zhongshan Ruisheng Antai Investment Co., Ltd, a limited liability company incorporated under the laws of the People’s Republic of China (“Holdco”), Regal Concord Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Holdco (“Parent”) and Regal Ally Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreeemnt, Merger Sub will be merged with and into our company and cease to exist, with our company continuing as the surviving company.

If the merger is completed, at the effective time of the merger, each of our share (including ordinary shares represented by ADSs) issued and outstanding immediately prior to the effective time, other than (a) 70,528,755 ordinary shares in the aggregate owned by Mr. Chuanwei Zhang, Ms. Ling Wu, First Windy Investment Corp., Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co., Ltd., Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd. Jinfa Wang, Jianren Wen, Jiawan Cheng, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Longquan Yan and Zhongmin Shen (the “Rollover Shares”), (b) shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”) (the “Dissenting Shares”), (c) shares owned by any of our company and our subsidiarie (if any) and (d) shares (including shares held by Citibank, N.A, the ADS depositary in respect of ADSs) reserved (but not yet allocated) by our company, immediately prior to the effective time, for issuance and allocation upon exercise or settlement of each outstanding option award issued by our company pursuant to our 2010 Equity Incentive Plan (as amended on September 1, 2013) that entitles the holder thereof to purchase one share upon the vesting of such award (shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled and cease to exist in exchange for the right to receive US$2.51 in cash per share without interest and net of any applicable withholding taxes. Each ADS issued and outstanding immediately prior to the effective time (other than ADSs representing the Excluded Shares) will be cancelled in exchange for the right to receive US$2.51 in cash per ADS without interest and net of any applicable withholding taxes. If the merger is completed, the Excluded Shares (other than the Dissenting Shares), including Excluded Shares represented by ADSs, issued and outstanding immediately prior to the effective time, will be cancelled and cease to exist without payment of any consideration or distribution therefor. Each Rollover Share issued and outstanding immediately prior to the effective time will be converted into one ordinary share of the surviving company and no cash consideration will be received by the holders thereof. The Dissenting Shares issued and outstanding immediately prior to the effective time will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Law.

In addition, if the merger is completed, at the effective time of the merger, the surviving company will be beneficially owned by Mr. Chuanwei Zhang, Ms. Ling Wu, First Windy Investment Corp. and Rich Wind Energy Three Corp., and the Rollover Shareholders and the Sponsors as defined in the Merger Agreement.

Our board of directors, acting upon the unanimous recommendation of the special committee, which was comprised solely of independent and disinterested directors unaffiliated with any members of the management of our Company, approved the Merger Agreement and the merger and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the merger. The special committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the our shareholders convened to consider the authorization and approval of the Merger Agreement. Pursuant to the rollover agreement and support agreement they entered into in connection with the merger, the Rollover Shareholders have agreed, among others, to vote all shares (including shares represented by ADSs) of us beneficially owned by them respectively in favor of the authorization and approval of the Merger Agreement and the merger. As of the date of the annual report, the Rollover Shareholders beneficially own approximately 43.9% of the total number of issued and outstanding shares, which represents approximately 43.9% of the total voting rights of our issued and outstanding shares.

B.	Business Overview

Overview

We are a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. As China had advanced in the world in terms of newly and cumulative installed capacity of wind turbines, and we expect to continue to increase our market share in China, we are well positioned to benefit from the projected significant growth in China’s wind power equipment industry. As of December 31, 2015, we had entered into sales contracts with 69 end customers to deliver 7,203 units of our wind turbines, representing wind power output of approximately 11,980.5MW. Among the 7,203 units, 5,539 units were delivered and 5,297 units were commissioned and revenue recognized as of December 31, 2015.

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

We have also entered into EPC arrangements to explore additional market opportunities. As of the date of this annual report, we had seven ongoing EPC arrangements for wind farm projects with an aggregate of 207 units of wind turbines. Approximately RMB479.8 million was recognized as revenue under EPC arrangements in the year ended December 31, 2014 and there is no revenue recognized in the year ended December 31, 2015.

In 2014, we established Beijing Jieyuan to primarily engage in the investment and management of wind and solar energy projects. We expect such business may further streamline and enhance our business model by providing downstream support. Beijing Jieyuan is currently developing and constructing five wind farm projects with a total of 250MW installed capacity, located in Inner Mongolia, Hebei, Henan, and Qinghai Provinces, respectively. It is also developing a solar project with 30MW capacity in Yunnan Province.

We cooperate with Aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop our 1.5MW wind turbines and share intellectual property rights. We have designed and developed several customized models of our 1.5MW wind turbines to cater to the wind and other weather conditions and power grids in China. In addition, we also have obtained exclusive licenses from Aerodyn Asia to manufacture and distribute SCD wind turbines in China. Under a supplemental agreement signed with Aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of Aerodyn Asia on a project-by-project basis. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation in line with our specified operating conditions. Our second 3.0MW SCD prototype was delivered and installed for an onshore wind farm project in Dabancheng, Xinjiang Uyghur Autonomous Region in November 2010. We recognized revenue from our SCD wind turbines for our Dabancheng project beginning 2012. In addition, the major components for 6.0MW SCD wind turbine prototype have been ordered and we have completed the in-house testing and commenced assembly for the gearbox. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. It commenced commercial trial operation in March 2015. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. MySE3.0-121 prototype, our first three-blade SCD wind turbine with 121-meter rotor blades, was delivered and installed in Gongcheng, Guangxi Province in October 2015 and was connected to grid at the end of 2015.

Our customers include five largest Chinese state-owned power producers, namely Huaneng, Huadian, CPIC, Guodian and China Datang, their alternative energy subsidiaries, such as China Longyuan Power Group Corporation Limited, or Longyuan, a subsidiary of Guodian, and Datang Corporation Renewable Power Co., Limited, or Datang Renewable, a subsidiary of China Datang, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity, with an aggregate installed capacity accounting for more than 47% of China’s newly installed capacity that year. We also sell wind turbines to regional alternative energy investment companies, regional power producers and wind farm operators in the private sector.

Our facilities are currently located in Zhongshan, Tianjin, Rudong, Dali, Inner Mongolia and Gansu in China. We expanded our designed annual production capacity from 288 units of 1.5MW wind turbines in 2007 to 2,414 units of 1.5MW/2.0MW wind turbines and 200 units of 2.5/3.0MW SCD wind turbines as of December 31, 2015, assuming 25 actual working days per month. In addition to our facilities in China, our joint venture in India, GWPL, has a turbine and tower manufacturing facility located in Silvassa, India, which has a designed annual capacity of approximately 400MW.

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

We currently offer 1.5MW and 2.0MW wind turbines specially designed and developed for the wind and weather conditions and power grids in China. We believe that our products have high energy output, high availability and low cost of energy produced, which can operate under various weather and wind conditions including typhoon, thunderstorm, salty air, freezing, low temperature and sand dust in China. Our turbines have a designed operational life of 20 years, which we believe is consistent with industry standards, such as GL Guideline for the Certification of Wind Turbines. Our MY1.5 ambient temperature model can be installed in the eastern and southern coastal regions of China, which experience frequent typhoons and thunderstorms and have erosive weather conditions. Our MY1.5 anti-low temperature resistant model can be installed in the northern regions of China to withstand cold weather during the winter months of temperatures as low as -40°C as well as frequent sandstorms during the spring months. We also develop and offer SCD wind turbines, primarily for off-shore use, by utilizing technologies exclusively licensed from Aerodyn Asia.

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

We develop and offer 2.0MW wind turbines by upgrading our existing 1.5MW models. Our 2.0MW wind turbines have double fed generators and can be installed with eight different types of rotor blades, subject to the requests of our customers and depending on location and wind conditions. We designed our 2.0MW wind turbine by leveraging various advanced technologies, including wind power prediction and vibration monitoring, which enabled the SCADA system to perform more functions and be better controlled. Our 2.0MW wind turbines are also equipped with automatic voltage control function, which allows outstanding power grip adaptability and LVRT capacities.

Our wind turbines assembled with our enhanced rotor blades operate within a broader range of wind speeds, have a larger rotor swept area, and have a higher energy output, as compared to the products at the same rated capacity and with shorter rotor blades that are manufactured by our competitors.

MY1.5/2.0 Ambient Temperature Model

Our MY1.5/2.0 ambient temperature model wind turbine model can survive high temperatures, frequent typhoons, salt mist and thunderstorm. They can operate under temperatures as high as 40°C and withstand temperatures as high as 50°C as a result of our selection of special materials, unique nacelle ventilation design and efficient generator andoil-air gearbox cooling system. Compared to most of our domestic competitors, who typically use one bearing, which is a mechanical device that allows constrained relative motion, typically rotation or linear movement, between two or more parts, we use double bearings to support the main shaft. Gearbox only bear the torque load but no thrust load which make the bearbox much more reliable. In order to preserve the internal working condition, the pitch and yaw bearings are equipped with an internal tooth structure to reduce surface abrasion of mechanical parts and reduce the amount of salt mist that enters the system. We also apply special surface treatment to wind turbines to resist erosions from salty air. Our MY1.5/2.0ambient temperature wind turbines have a high level of protection against lightning through the use of a lightning current arrester at both the nacelle and the rotor blades, an equipment to protect the power-supply system between the generator and transformer.

MY1.5/2.0 Anti-low Temperature Resistant Model

In addition to the features of MY1.5/2.0 ambient temperature model, our MY1.5/2.0 anti-low temperature resistant wind turbines have additional features designed to survive the cold climate of the northern regions in China with temperature as low as -40°C and to generate electricity at temperatures as low as -30°C and withstand frequent sand dusts.

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

Other MY1.5/2.0 Customized Models

In addition to our basic MY1.5/2.0 models, we have been dedicated to improving and upgrading our wind turbines in order to cater to various requirements from our customers. For example, we developed the MY1.5/2.0 anti-extreme low temperature resistant model which is designed to be used in the extreme cold climate in China. This model is able to survive in regions with temperature as low as -45°C and to generate electricity at temperatures as low as -40°C. We equip the wind turbines with heaters to pre-heat various important components and parts, including gearbox, generator, cabinet and turbine tower. We also apply special coating to blades in order to avoid ice coating.

We developed the MY1.5/2.0 tidal area model based on our MY1.5/2.0 ambient temperature model, which is particularly designed for inner areas in China where average wind speed is generally low.

In order to install our 1.5/2.0MW wind turbine in tidal flat areas in coastal regions in China, we developed MY1.5/2.0 anti-typhoon models. Enhanced designs are applied to turbine tower and blades in order to sustain extreme high wind speed, including typhoons. In addition, due to the significant salt spray in coastal areas, components are applied with special anti-corrosive coating.

We have also developed MY1.5/2.0 high altitude models for high altitude areas where air density and air pressure are generally lower. Components and parts were designed with enhanced electric insulation.

We expect to continue to improve our 1.5/2.0MW wind turbine technologies to further increase our market share and better satisfying our customers’ demands.

SCD Wind Turbines

We have obtained exclusive license rights under a license agreement from Aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines in China. We’re in the progress of obtaining license right of 6.0MW SCD. Under a supplemental agreement signed with Aerodyn Asia in July 2010, we were allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of Aerodyn Asia on a project-by-project basis. In January 2016, we entered into a supplemental agreement with Aerodyn Asia to obtain the exclusive ownership of certain SCD related patents and trademark in China as specified in the agreement.

An SCD wind turbine is a semi direct-drive turbine. It features the advantages of double-fed turbine and direct-drive turbine. SCD wind turbines apply two stages of planetary gears for speed increasing. With the solution of the lower gear transmission ratio, the gear parts and bearings are able to maintain longer life time and the operation of the components of an SCD wind turbine are more static. SCD wind turbines have significantly fewer components than those traditional turbines. The SCD generator applies the solution of middle-speed permanent magnet. The size and total weight of the SCD generator is smaller and lighter than that of a traditional turbine with same MW level. Meanwhile, SCD generator has high generation efficiency up to approximately 98.5%, which is significantly higher than direct-drive generator. Due to the smaller size and fewer components, the construction costs of turbine tower and foundation of an SCD wind turbine and its relating transportation cost may be further reduced.

The hub configuration requirements for an SCD wind turbine are more flexible. Two-bladed or three-bladed, either up-wind or down-wind turbines, are optional for customized designs. Two-bladed design can resist higher limit wind speed. It can be widely used in offshore wind power and the typhoon areas in southern China. Three-bladed design is more widely applied in the low or super-low wind speed areas in China where generally have higher requirements for the conversion efficiency of wind turbines. Fully sealed head carrier design and the advanced cooling system of an SCD wind turbine can ensure the independent interior environment of the turbine and allow the superior performances of the corrosion protection, salt fog-proof and moisture-proof further guarantee the reliability of such turbine.

The diagram below illustrates the key components of an SCD wind turbine.

We completed our first 2.5/3.0MW SCD wind turbine prototype in May 2010, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010. The prototype has demonstrated successful operation since its connection to the grid at the end of 2010. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. It commenced commercial trial operation in March 2015. We subsequently delivered and installed several batches of SCD wind turbines in Rudong, Jiangsu Province, Dabancheng, Xinjiang Uyghur Antonomous Region, Zhangjiang and Xuwen, Guangdong Province in order to test and verify the performances of such turbines in different operating environements, such as offshore adaption, low temperature, high temperature as well as typhoon areas. Through the continuous testing and verification procedures, the performances of our SCD wind turbines are tested, verified and further optimized.

MySE Wind Turbines

MySE series turbines are our optimized and upgraded SCD turbines, which were independently developed by our research and development team and are specially designed for wind farms located in low and super low wind speed regions in China. The drive train is composed of main bearing, two stages planetary gearbox and middle speed generator. It inherits the SCD advantages of light weight, small size, low construction cost and high efficiency. Our MySE adopts optimized load reduction control strategy which solves the high loading problem of big rotors. It also adopts mature electrical pitchpitch system, the hydraulic system and the grid connection system.

Moreover, the blade design of our MySE turbines adopts new type of high modulus glass fiber. Comparing to the traditional glass fiber, the high modulus glass fiber has an increased tensile strength and fatigue strength, while the weight of the blade is reduced. Under the same load conditions, this type of blade can be built in longer length and provide higher efficiency.

The prototype of our MySE turbine was erected in Gongcheng, Guangxi Province and has demonstrated excellent reliability. We are currently developing MySE3.0-135 and MYSE3.X-13X series which are suitable for the super low wind speed wind farms and are expect to be commercially launched in 2016.

Other Potential New Products

To expand our product portfolio and to cater to market demand, we are currently developing in-house several new products. For example, we are developing a 5.5MW wind turbine model in response to the demand for larger multi-megawatt wind turbines.

Configuration for a Wide Range of Wind Conditions

Based on evaluation of wind resource and source analysis, we configure our MY1.5/2.0, SCD and MySE wind turbines for a wide range of wind conditions by selecting appropriate rotor blades and turbine tower designs with the goal to minimize the unit cost of electricity produced. Our wind turbines can be installed at wind farms with annual average wind speed as measured over a ten minute interval of up to 10 m/s and extreme wind speed of up to 70 m/s, including in the typhoon regions in eastern and southern China. For wind farms with low average wind speed but subject to occasional high speed wind gusts, we offer our MY1.5 anti-low temperature resistant wind turbines that are a cost effective solution for energy production in those regions. Rotor Blades. We develop and manufacture in-house various rotor blades for our wind turbines. Two models of rotor blades for our 1.5MW wind turbines were utilizing Aerodyn’s technologies transferred to us from Mingyang Electrical, namely, rotor blades with a length of 37.5 meters, or the regular rotor blades, and rotor blades with a length of 40.3 meters, or the enhanced rotor blades. The post-installation diameter of regular rotor blades and enhanced rotor blades reaches 77.1 meters and 82.6 meters, respectively. We also developed rotor blades with a post-installation of 89.0 meters for our 1.5MW wind turbines. We have developed and manufactured eight models of rotor blades for our 2.0MW wind turbines and four models of rotor blades for our SCD wind turbines. Our rotor blades are made with glass fibers and have undergone special surface treatment to resist erosions from sandstorms and coastal salty air. Our rotor blades have extended length which provides our turbines with a larger swept area and a lower cut-in wind speed, which is the minimum speed at which the turbine can start rotating and generate power. This feature, together with the optimized Aerodynamics design, increases the output of the wind turbine under low wind conditions and increases the output of the wind turbine. Turbine Tower Designs. We also develop turbine towers through our own design. Our turbine towers are of tubular design and with a height ranging from 65 meters to 110 meters, to meet different requirements of wind farms in locations with different wind patterns. Ladders and platforms inside the tower provide access to the nacelle. Our turbine tower design also can be customized to meet customer needs and wind farm conditions. We plan to continue to improve the designs of turbine towers that we offer in the future in response to specific requirements from our customers and market demand.

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

As of the date of this annual report, we had seven ongoing EPC arrangements for wind farm projects with an aggregate of 207 units of wind turbines. Approximately RMB479.8 million was recognized as revenue under EPC arrangements in the year ended December 31, 2014 and there is no revenue recognized in the year ended December 31, 2015. In 2015, we recorded impairment loss of RMB46.5 million (US$7.2 million) in connection with our EPC projects after evaluating such wind farms’ future profit-making ability. The repurchase schedules in connection with the Xinjiang Wanbang EPC and Inner Mongolia Wind Farm EPC projects were postponed from December 2015 to June 2016.

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

As part of our effort to implement design and functional improvements to our wind turbine manufacturing, we have been moderating our production output continuously. As a result, we were able to deliver 614 units, 1,041 units and 1,265 units of our wind turbines in 2013, 2014 and 2015, respectively. Our designed annual production capacity had achieved 2,614 units in 2015, including 1.5MW wind turbines, 2.0MW wind turbines and SCD wind turbines.

We currently assemble our wind turbines in our Zhongshan, Tianjin, Rudong, Dali, and Inner Mongolia facilities, where we have a total of 77 assembly stations concurrently operating. We relocated the assembly lines at Xi’an facility to our new facility in Tianjin, which commenced commercial production in October 2010. As of December 31, 2015, our aggregate annual production capacity reached 2,414 units of 1.5MW/2.0MW wind turbines, 200 units of 2.5/3.0MW SCD wind turbines, assuming 25 actual working days per month.

We currently manufacture our rotor blades in our Zhongshan, Dali, Gansu and Tianjin facilities, where we have 37 blade molds with an aggregate annual production capacity of 2,010sets of rotor blades.

We expanded our Zhongshan facility to increase its designed annual capacity of 2.5/3.0MW SCD wind turbines to 100 units in 2010, which was further increased to 200 units in 2011. We also expanded our production capacity in Tianjin. The aggregate designed annual capacity of Tianjin facility reached 986 units of 1.5MW/2.0MW wind turbines by the end of 2014. The other facility in Rudong, Jiangsu Province, the first phase of construction of which was completed in November 2010 and we commenced commercial production of 1.5MW wind turbines at our Rudong facility in September 2011. The Rudong facility has an annual designed production capacity of 200 units of 1.5MW wind turbines as of December 31, 2015. We established our Inner Mongolia facility which commenced commercial production in June 2011. The annual designed production capacity of this facility is approximately 388 units of 1.5MW/2.0 MW wind turbines.

The table below summarizes our historical actual and designed production capacities in different locations in the periods indicated:

Facilities	Products	Actual Commencement of Commercial Productions	Actual Units Produced as of December 31, 2013	Annual Designed Production Capacity as of December 31, 2013	Actual Units Produced as of December 31, 2014	Annual Designed Production Capacity as of December 31, 2014	Actual Units Produced as of December 31, 2015	Annual Designed Production Capacity as of December 31, 2015
Zhongshan, Guangdong Province	1.5/2.0MW wind turbines	August 2007	82 units	288 units	137 units	288 units	178 units	288 units
	2.5/3.0MW SCD wind turbines	September 2010	1 unit	200 units	9 units	200 units	2 units	200 units
	Rotor blades	May 2008	135 sets	360 sets	152 sets	360 sets	292 sets	360 sets
Jilin, Jilin Province(1)	1.5/2.0MW wind turbines	December 2008	92 units	724 units	89 units	480 units	66 units	120 units
	Rotor blades	February 2010	65 sets	384 sets	3 sets	192 sets	140 sets	192 sets
Tianjin	1.5/2.0MW wind turbines	October 2010	249 units	986 units	235 units	986 units	633 units	986 units
	2.5/3.0MW SCD wind turbines	November 2010	—	—	—	—
	Rotor blades	March 2010	324 sets	450 sets	252 sets	450 sets	499 sets	564 sets
Rudong, Jiangsu Province	1.5/2.0MW wind turbines	September 2011	—	200 units	19 units	200 units	109 units	200 units
Dali, Yunnan Province	1.5/2.0MW wind turbines	January 2013	150 units	210 units	125 units	432 units	286 units	432 units
	Rotor blades		112 sets	150 sets	87 sets	384 sets	308 sets	444 sets
Ulanchap, Inner Mongolia	1.5/2.0MW wind turbines	June 2011	25 units	388 units	10 units	388 units	83 units	388 units
Hami, Xinjiang Uyghur Autonomous Region (2)	1.5/2.0MW wind turbines	October 2013	3 units	400 units	405 units	422 units	—	—
Jiuquan, Gansu	Rotor blades	December 2013	13 sets	450 sets	423 sets	450 sets	294 sets	450 sets
Total	1.5/2.0MW wind turbines		601 units	3,196 units	1,020 units	3,196 units	1,355 units	2,414 units

	2.5/3.0MW SCD wind turbines		1 unit	200 units	9 units	200 units	2 units	200 units
	Rotor blades		649 sets	1,794 sets	917 sets	1,836 sets	1,533 sets	2,010 sets

(1)	We ceased the production in Jilin facility in 2015 after we re-evaluated the customer resources.
(2)	We ceased the production at Hami facility when its lease expired in December 2014 and have relocated its production facilities to our other existing facilities in 2015.

In addition to our facilities in China, our joint venture in India, GWPL, has a turbine and tower manufacturing facility located in Silvassa, India. The facility currently has a designed annual capacity of approximately 400MW.

We intend to manage and expand our production capacity in a controlled manner to ensure that we complete such expansion in an efficient way at competitive costs and in a manner closely aligned with market demand. We locate our facilities close to areas where our customers have built or will most likely build wind farms in order to reduce our transportation costs in connection with the delivery of our wind turbines and replacement spare parts, facilitate our provision of prompt and responsive technical and maintenance support services. Our production facilities in Zhongshan, Rudong, Tianjin, Dali and Inner Mongolia are intended to serve the southern, eastern, central, western and northern regions of China, respectively and facilities in Inner Mongolia and Gansu are intended to serve the northwest region of China.

In addition, we acquired RENergy in 2015. The table below summarizes the actual and designed production capacities for each of major products of RENergy in 2015:

Main Products	Annual Designed Production Capacity (units)	Actual Annual Production Capacity (units)
Electrical control systems	3,000	3,000
Frequency converters	3,000	2,500
Pitch control systems	3,000	3,000

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

Supply of Raw Materials and Components

The key components of a wind turbine include the rotor blades, rotor hubs, main shafts, main frame, gearbox, bearing, generator, frequency converter, transformers, pitch control system and electrical control system. At the early stage of our operation, we purchased a small portion of rotor blades from third party manufacturers due to our limited rotor blade production capacity. Starting from 2009, we manufactured all our rotor blades in-house for our wind turbines, using licensed technology from Aerodyn Energiesysteme, to ensure the quality and supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, each key component of our wind turbines, from Tianjin RENergy Electrical Co., Ltd., a wholly owned subsidiary of our newly acquired China Smart (all group companies of China Smart and its subsidiaries are collectively referred to as “RENergy”). Starting from February 2010, we contracted RENergy to supply electrical control systems for us utilizing our proprietary technologies and our brand name. In addition, we mainly purchase parts and components of gearboxes and generators for our SCD wind turbines from domestic suppliers, including Nanjing High Speed (Jiangsu Province) for gearboxes Nanjing Turbine & Electric Machinery (Group) Co., Ltd (Jiangsu Province) and Xiangtan Electric Manufacturing Co., Ltd. (Hunan Province) for generators. We assemble the purchased parts and components of gearboxes in-house, which we believe effectively contributes to the reduction of our total manufacturing costs.

We purchase other components from carefully selected reputable suppliers. For major components, we identify suppliers through a bidding process. Based on our evaluation of their technology capabilities, product quality, pricing terms, production capacity, operational management and post-sales services, we generally engage two or three suppliers for each major component and allocate from 50% to 70% of the procurement to one designated supplier in order to minimize dependency on any single supplier, ensure quality and stable supply and obtain favorable pricing. We plan to continue to expand our supplier networks. Moreover, we currently assemble gearboxes, generators and pitch control systems in-house for our SCD wind turbines due to its unique compact and enclosed design. To ensure the quality of such in-house manufactured components and SCD wind turbines, we have also set up one full capacity testing center for SCD wind turbines at our Zhongshan facility to inspect and examine on wind turbines as well as pitch control system, electrical control system, drive train and other key components.

Like most other Chinese wind turbine manufacturers, we previously purchased key components, such as gearboxes and generators, solely from overseas suppliers such as Jahnel-Kestermann Getriebewerke Bochum and VEM Sachsenwerk GmbH in Germany. Since 2008, we have increasingly sourced components of comparable quality from domestic suppliers, many of which we believe are also suppliers for world leading wind turbine manufacturers including Vestas Wind Systems A/S, or Vestas, General Electric Energy Company, or GE, Nordex AG, or Nordex, and REpower Systems AG, or Repower. In order to reduce costs and obtain more responsive post-sales services from our suppliers, we have gradually localized the supply of key components from the Chinese factories of foreign component manufacturers or established domestic supply network. Currently, we manufacture rotor blades in-house and source almost all of the raw materials and components for our 1.5MW wind turbines from the Chinese factories of foreign component manufacturers or established domestic suppliers, except that we may from time to time purchase certain of our key components from overseas suppliers upon requests from our customers.

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

The table below sets out our key suppliers by major components:

Component	Supplier	Location
Hubs	Binzhou Longma Heavy Industry Technology Co., Ltd.	Shandong Province

Main shafts	Jiangyin Zhenhong Heavy Forging Co., Ltd.	Jiangsu Province
	Zhongyuan Special Steel Co., Ltd.	Henan Province
	Zhangjiagang Guangda Machine Forging Co., Ltd.	Jiangsu Province

Gearboxes	Nanjing High Speed	Jiangsu Province
	Chongqing Wangjiang Industry Co., Ltd.	Chongqing

Electric generators	Nanjing Turbine & Electric Machinery (Group) Co., Ltd.	Jiangsu Province
	Xiangtan Electric Manufacturing Co., Ltd.	Hunan Province

Main frames	XiangTan Yongda Machine Manufacturing Co., Ltd.	Hunan Province
	Fengrun New Energy Equipment Co., Ltd.	Shaanxi Province

Electrical control system (Control cabinet)	RENergy	Tianjin

Frequency converters	RENergy	Tianjin

Pitch control system	RENergy	Tianjin

Main bearing	Luoyang Xinqianglian Slewing Bearing Co., Ltd.	Henan Province
	Wafangdian Bearing	Liaoning Province

Yaw and pitch bearing	Luoyang LYC Bearing Co., Ltd.	Henan Province

Transformers	Zhuhai South Hualitong Special Transformer Co., Ltd.	Guangdong Province

Nacelle cover	Jilin Dongqi Science & Technology Co., Ltd.	Jilin Province
	Qinyang Yangpu Industry Co., Ltd.	Henan Province

For non-critical components that are produced to specification, such as standard components, fasteners and connecting terminals, we source from multiple local suppliers that are in proximity to our production facilities via a bidding process. We select such suppliers on the basis of track record, size of the supplier and other commercial factors.

The key raw materials for rotor blade manufacturing include glass fiber, balsa wood, PVC foam and epoxy resin. We purchase our epoxy resin mainly from Wells Advanced Materials (Shanghai) Co., Ltd. and obtain glass fiber, balsa wood, PVC foam and other raw materials from domestic suppliers. We are able to source these raw materials from other suppliers in the event our current suppliers cannot meet our manufacturing needs.

We usually require the suppliers of some key components, such as main shafts, pitch control systems and electrical control cabinets, to consign a certain amount of their components to our designated storehouses, and we settle the purchase orders with these suppliers based on the actual consumption of such components monthly. We believe this enhances the stability of our supply chain and also may reduce the costs due to the large purchase quantity. We typically place component orders after we have received a firm order for our wind turbines and have received prepayments in order to minimize our inventory. The component suppliers typically provide warranties for a period ranging from 6 months up to 30 months after the delivery or commissioning of the wind turbines. Starting from 2011, some of our suppliers agreed to provide prolonged warranties for a period ranging from 6 up to 66 months after the delivery or acceptance of the wind turbines.

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

After the assembly is completed, we conduct a full capacity performance test on most of the assembled nacelles that lasts no less than three hours by placing it on a testing center in our facilities. We have developed the software and the hardware for the testing center in-house. We currently have four full capacity testing centers for our 1.5MW wind turbines at our Zhongshan, Tianjin, Dali and Inner Mongolia facilities and one full capacity testing center for SCD wind turbines at our Zhongshan facility. If we detect a problem, we would perform a failure analysis to determine the cause and the wind turbine will be adjusted or re-assembled depending on the analysis result until the nacelle passes the full capacity performance test.

Once at wind farms, our installation team of engineers and professional staff will supervise third-party installation companies engaged by the wind farm operators to install the wind turbines. We perform a functionality test to our wind turbines after the installation work has been completed in order to test the performance of our wind turbines to make sure they meet all of the specific acceptance criteria of our customers. The completion of the functionality test after the installation indicates that our wind turbines have been commissioned. A durability test, which typically lasts 240 hours but may be as long as 360 or 500 hours on a case by case basis upon customers’ request, is subsequently performed to ensure the proper and stable connection of our wind turbines to power grids. The warranty period of our wind turbines typically commences after they pass the durability test. So far, none of our wind turbines has failed to pass the durability test within the time period accepted by the customer. In 2015, a total of 1,265 units wind turbines were delivered, 1,143 units had passed the functionality test and were commissioned for which we recognized revenue. We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement.

Our on-site engineers at the wind farms provide feedback to our research and development team and quality control team to further improve our product design and the manufacturing process.

We have established a tracking system to enable us to identify the underlying quality issues of the raw materials and components in order to seek compensation from the suppliers.

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2015:

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

Certification of Our Products

We believe that we are among the first Chinese wind turbine manufacturers to apply for type certificates from GL and are the first Chinese wind turbine manufacturer to have received a design stage statement of compliance. Our wind turbines are designed to meet the specifications set by GL. In June 2007, we received a statement of compliance for C-Design assessment of design plausibility for our MY1.5s model prototype installed in Zhanjiang. In December 2009, we received a statement of compliance for D-Design assessment, from GL for another of our MY1.5se model wind turbines. We had also obtained from WINDTEST Kaiser-Wilhelm-Koog GmbH, or WINDTEST, a leading wind turbine testing firm in Germany and a subsidiary of GL, reports on power performance measurement, acoustic noise measurement and power quality measurement for our 1.5MW wind turbines in Zhanjiang. We obtained a statement of compliance for B-Design assessment in October 2011 and a statement of compliance for A-Design assessment in March 2012 for our MY1.5s models from GL. We also obtained a GL B Type Certificate and a GL A Type Certificate for our MY1.5s model in September 2012 and June 2013, respectively. We also obtained a GL A Type Certificate for our MY1.5MW with 89.0 meter diameter rotor blades in July 2014 and 77.0 meter diameter rotor blades in June 2015, respectively. Our SCD3.0MW with 100-meter rotor blade received an A Design Certificate from GL in June 2013 and our 2.0MW with 121-meter rotor blade received an A Design Certificate by TUV in October 2015.

In addition, we received several product design certificates from CGC, for our 1.5MW wind turbines. According to the Provisional Measures for Administration of Special Funding for the Industrialization of Wind Power Equipment promulgated by the Ministry of Finance of China on August 11, 2008, certificate from CGC is one of the requirements imposed by Chinese regulations on wind turbine manufacturers to be eligible to receive state funding. We received the funding from the provincial authority for our facility expansion in Zhongshan, Guangdong Province for the three years ended December 31, 2012. We also received certificate for our regular rotor blades from CCSC, a Chinese certification and inspection institution, in November 2009. As of December 31, 2015, our wind turbine products had obtained 22 certificates from domestic and overseas certification bodies and passed 62 various domestic power grid tests.

In July and December 2011, we obtained testing reports issued by the Wind Power Grid Connection Research and Evaluation Center under the China Electric Power Research Institute, certifying that our MY1.5se model wind turbines had fulfilled the LVRT requirements in accordance with the grid code in China. China Electric Power Research Institute is currently the only authority with a testing facility for LVRT in China. The LVRT refers to the capability of a wind turbine to react properly to sudden fluctuations in grid voltage and remain connected to the grid under these abnormal conditions. In December 2011, the National Energy Administration issued rules requiring newly installed wind turbines approved after January 1, 2011 to obtain a certification proving LVRT capabilities. Currently, 49 of our wind turbine models have passed LVRT test. We believe all of our wind turbines are able to meet the LVRT requirements.

We believe that these certifications will enhance our credibility and help us attract new customers, especially as we expand in the overseas markets.

The following table sets forth the major effective certifications we have received as of December 31, 2015.

Certification Test Date	Certifications or Test Standard	Relevant Product

February 2013	TÜV-NORD IEC 61400-1:1999 (C-Design Assessment)	SCD 6.0 Model

June 2013	DNV-GL GL2010 (A-Design Assessment)	SCD3.0 (100-meter rotor blade)

November 2014	CGC IEC 61400-1:1999 (A Type)	MY1.5 (82.0-meter rotor blade)

December 2014	DNV-GL GL2010 (A Type)	MY1.5 (89.0-meter rotor blade)

June 2015	DNV-GL GL2003 (A Type)	MY1.5 (77-meter rotor blade)

July 2015	CGC IEC 61400-1:1999 (B Type)	MY2.0 (118-meter rotor blade)

Aug 2015	CGC IEC 61400-3:2009 (C-Design Assessment)	SCD5.0 (140-meter rotor blade)

Sep 2015	CGC IEC 61400-3:2009 (A-Design Assessment)	SCD3.0 (110-meter rotor blade)

October 2015	CGC IEC 61400-1:1999 (A Type)	MY2.0 (104.0-meter rotor blade)

October 2015	CGC IEC 61400-1:1999 (A Type)	MY2.0 (110-meter rotor blade)

October 2015	CGC IEC 61400-1:1999 (A-Design Assessment)	MY2.0 (121.0-meter rotor blade)

October 2015	TUV-R IEC 61400-1:1999 (A-Design Assessment)	MY2.0 (121.0-meter rotor blade)

October 2015	CGC IEC 61400-1:1999 (A-Design Assessment)	MySE3.0 (121.0-meter rotor blade)

December 2015	CGC IEC 61400-1:1999 (B Type)	MY2.0 (104.0-meter rotor blade)

Distribution, Warranty and Maintenance Support Services

We are typically responsible for shipping the wind turbines to the wind farms designated by our customers. Due to the size and weight of wind turbines, transportation cost is typically high, constituting approximately 3.8% of the all-in-cost of a wind turbine, depending on transportation distance. In order to minimize transportation cost, we strategically build our facilities close to areas where wind farms are built.

Our average transportation cost per unit decreased from RMB165,000 in 2013 to RMB124,000 in 2014, primarily because we arranged the production of wind turbines in its production facilities which were close to the designated wind farms. Our average transportation cost per unit increased from RMB124,000 in 2014 to RMB170,000(US$26,243) in 2015, primarily due to the longer transportation distances for certain projects.

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

We generally provide warranties of two to six years for our wind turbines after the wind turbines have passed preliminary inspection during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Under the sales contracts, we offer the customers spare parts at prices which are determined with reference to fair market prices at the time of such sales contracts, or at estimated fair market prices at the time of delivery of such spare parts. Upon the repairs and replacements, we typically restart the warranty period for the repaired or replacement components and our suppliers of such components will generally bear the cost of the repair and replacement during such turbine warranty period in accordance with the provisions in the supply agreements we entered into with these suppliers. Warranty on the components is partially covered by respective suppliers. During the warranty period, we typically guarantee that the availability of our wind turbines is at least 95% on an annual basis. The availability is typically defined as percentage that equals the total number of hours that a wind turbine is ready and available for operation and the production of energy or would be ready and available for operation and the production of energy but for scheduled maintenance, grid unavailability and wind speed and weather conditions falling outside of operation range, divided by the total hours in a year. Furthermore, during the warranty period, we typically also guarantee that at any wind speed, the annual average power output of our wind turbines will exceed 95% of their designed power output at the same wind speed. Upon request from our customers, we may increase the percentage threshold from 95% to 97%. We are generally obligated to pay a monetary damage of up to 20% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification.

We generally provide trainings to our customers on the installation, commissioning, use, maintenance and operation of our wind turbines before our engineers and professional staff provides installation supervision services on-site. We also provide technical support for our supervisory control and data acquisition system, or SCADA system. Our technical and maintenance support services are available 24 hours a day and 7 days a week. During the warranty period, we staff employees at each wind farm, who perform regular maintenance tasks and provide technical support to the wind farm operators.

In order to enhance our value-added services, we plan to continue to offer technical and maintenance support services after the expiry of the warranty period for a fee to be mutually agreed between us and our customers. The duration of the service package would be three years, with an option to extend for another three years.

Our Customers

Approximately 57.9% of our total revenue derived from the sales of wind turbines through 2013 to 2015 were generated from the five largest state-owned Chinese electric power producers, namely, China Datang, Huadian, Guodian, CPIC and Huaneng, or their alternative energy subsidiaries, such as Longyuan and Datang Renewable, each a company listed on the Hong Kong Stock Exchange. According to the Chinese Wind Energy Association, a member of the World Wind Energy Association, these customers were among the top wind farm operators in China as measured by newly installed wind capacity, with an aggregate installed capacity accounting for more than 47% of China’s newly installed capacity that year. Our three largest customers, as measured by units of wind turbines contracted since our inception in 2006 through December 31, 2015, were Huaneng, China Datang and Huadian. Our customers have wind farms that are located in many provinces and autonomous regions in China, especially in areas with abundant wind resources, for example Inner Mongolia Autonomous Region, Gansu Province, Guangdong Province, Jilin Province, Ningxia Autonomous Region, Yunan Province, Guangxi Province, Liaoning Province and Hebei Province.

We also sell wind turbines to regional alternative energy investment companies, regional electric power producers and wind farm operators in the private sector, including Shang Yi Chahar Wind Power Co., Ltd., Beijing Energy, Yudean, Guangdong Shuidian Bureau Two Co., Ltd., Fujian Investment and Development Group Co., Ltd., Inner Mongolia Aode Sente New Energy Development Co., Ltd., Da’an Runfeng Energy Development Co., Ltd. and Shanghai Chengrui Investment Ltd. New orders from these regional customers amounted to 232 units, 757 units and 561 units in 2013, 2014 and 2015, respectively, accounting for approximately 22.5%, 53.4% and 52.4% of our total orders, in terms of total power output, for the years ended December 31, 2013, 2014 and 2015, respectively. We expect the market shares in China’s wind power industry contributed by these regional alternative energy investment companies to continue to increase in the near future.

We, through Mingyang Electrical, received our first order from Yudean for its wind farm located in the Guangdong Province in May 2007. Since our inception in 2006 through December 31, 2015, we entered into sales contracts with 69 end customers to deliver 7,203 units of our wind turbines, including 5,051 units of our 1.5MW wind turbines, 2,052 units of 2.0MW wind turbines and 100 units of SCD wind turbines, respectively. We delivered 614 units, 1,041 units and 1,265 units of wind turbines and recognized revenue for 549 units, 1,137 units and 1,143 units of wind turbines, which amounted to RMB2,688.8 million, RMB5,634.4 million and RMB6,371.4 million (US$983.6 million) in 2013, 2014 and 2015, respectively.

As of the date of this annual report, we contracted and delivered various models of wind turbines, including 1.5MW, 2.0MW and 2.5/2.75/3.0MW SCD wind turbines. The following table sets forth the number of wind turbines we secured contract for, delivered and commissioned and recognized revenue that is attributable to the sales of wind turbines as of the dates and for the periods indicated:

Quarter	New Orders Signed		Cumulative Orders Signed(1)	Deliveries(2)	Cumulative Deliveries(1)	Commissioned and Revenue Recognized(3)	Cumulative Commissioned and Revenue Recognized(1)
	(in units of wind turbines)
2011
First Quarter	232		2,489	177	1,234	198	1,168
Second Quarter	253	(4)	2,742	212	1,446	245	1,413
Third Quarter	197		2,939	384	1,830	370	1,783
Fourth Quarter	292		3,231	317	2,147	167	1,950
2012
First Quarter	150		3,381	28	2,175	80	2,030
Second Quarter	66		3,447	96	2,271	116	2,146
Third Quarter	159	(5)	3,606	154	2,425	152	2,298
Fourth Quarter	105		3,711	194	2,619	170	2,468
2013
First Quarter	202		3,913	136	2,755	150	2,618
Second Quarter	264		4,177	88	2,843	103	2,721
Third Quarter	168		4,345	168	3,011	179	2,900
Fourth Quarter	392	(6)	4,737	222	3,233	117	3,017
2014
First Quarter	382	(7)	5,119	108	3,341	249	3,266
Second Quarter	350		5,469	184	3,525	190	3,456
Third Quarter	324		5,793	304	3,829	309	3,765
Fourth Quarter	345		6,138	445	4,274	389	4,154
2015
First Quarter	148		6,286	232	4,506	228	4,382
Second Quarter	374		6,660	239	4,745	265	4,647
Third Quarter	214		6,874	300	5,045	297	4,944
Fourth Quarter	329		7,203	494	5,539	353	5,297

(1)	As of the end of the quarter.
(2)	Delivery of a wind turbine refers to the arrival of the wind turbine at the customer’s designated wind farm and the completion of preliminary inspection and acceptance by the customer.
(3)	Commissioning of a wind turbine refers to a commissioning test, whereby the wind turbine is installed and a functionality test is performed to ensure proper connection to the grids in future. A durability test is conducted following the commissioning.
(4)	In September 2013, we amended the sales contract with Huaneng Zhanjiang Wind Power Co., Ltd. The total number of contracted wind turbines was revised from 18 units of 2.75MW wind turbines to 20 units of wind turbines, consisting of 10 units of 2.0MW and 10 units of 3.0 MW wind turbines.
(5)	In December 2012, we amended the sales contract with Funeng (Xianyou) Wind Power Co., Ltd. The total number of contracted wind turbines was revised from 24 units of 1.5MW wind turbines to 23 units.
(6)	In April 2014, we amended the sales contract with Inner Mongolia Huadian Wutaohai Wind Power Co., Ltd. The total number of contracted wind turbines was revised from 200 units of 1.5MW wind turbines to 134 units.
(7)	In January 2015, we amended the sales contract with Datang Gongcheng New Enengy Co., Ltd. The total number of contracted wind turbines was revised from 1 unit of 1.5MW and 24 units of 2.0MW wind turbines to 1 unit of 3.0MW and 24 units of 2.0MW wind turbines.

Operations of RENergy

We completed the acquisition of RENergy in 2015. RENergy is principally engaged in the manufacture, sale, research and development of electrical system equipment. It is one of the largest suppliers of core components for wind turbines, including components such as main control systems, pitch control systems and frequency converters. It has a team of over 550 staff based at its headquarters in Tianjin and in two nearby production facilities. RENergy had established a dedicated research and development team of 98 employees as of December 31, 2015 and had obtained 124 patents, 29 copyrights and 8 trademarks in China. RENergy is the first China-based company to have proprietary core control technology relevant to electrical control systems.

RENergy and its products had received numerous awards and prizes for the outstanding performance and advanced technologies. It has been a member of Tianjin Wind Energy Association since 2008 and a member of Tianjin New Energy Association since 2013. Moreover, it was recognized as an “advanced and new technology enterprise” in 2015 which has a valid term of three year.

For more details of RENergy’s production capacity, please refer to “— Our Operations —Production Capacity and Geographic Distribution” above.

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

As of December 31, 2015, our marketing and sales team consists of 84 individuals, including RENergy, we have regional sales managers, focusing on the northeastern, northwestern, eastern and southern China regions, and customer sales representatives focusing on individual customers. We typically enter into sales contracts with our customers on a project-by-project basis, which provide for the model and number of units of wind turbines to be delivered to designated wind farms. Wind turbines with parts and components and related services we provide under the sales contract are required to meet the technology specifications and are subject to inspections and examinations by our customers. Our customers make payments to us in installments in accordance with payment schedules under the sales contracts, which are usually in line with our delivery and installment schedules. In addition, the customers are entitled under the sales contracts to modify the terms and provisions of the sales contracts upon prior written notice. They are also entitled to terminate the sales contract upon written notice in the event of a delay in the delivery of wind turbines and related services which is longer than a grace period provided under the sales contract. In the circumstance of force majeure, both parties may terminate the contract upon a written notice.

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

During the year ended December 31, 2015, we had also entered into over six strategic cooperation agreements with our current customers, including China Datang Corporation, China Huaneng Group, Jilin Electric Power Co., Ltd, Beijing Energy Investment Holding Co., Ltd and other prospective customers, to further capture more market opportunities in selected regions and sales contracts with them for certain of their future wind farm projects. Under these strategic cooperation agreements, these customers generally agreed to provide us with priority when they select suppliers for certain of their wind farm projects subject to requirements and restrictions of relevant laws and regulations. In exchange, we agreed to offer a wide array of supporting services and assistance to these customers, including necessary assistance in obtaining approvals for wind farm projects, facilitating wind farm construction and operation, providing favorable commercial terms to these customers when we are selected as their wind turbine provider. Cooperation under these strategic agreements will be subject to a further detailed agreement on a project-by-project basis. These agreements generally do not have a term and can be terminated by mutual consent. For example, in March 2014, we entered into a strategic cooperation agreement with China Datang to foster wind power development in Guangxi province and to localize the production of multi-megawatt wind turbines. In May 2014, we entered into a strategic cooperation agreement with the local governmental authority of Inner Mongolia Autonomous Region to establish a special alliance with Xilin Gol League administration office of Inner Mongolia Autonomous Region to promote local wind power development. In 2015, we entered a cooperation agreement with Henan Investment Group, pursuant to which we agree to provide training services to our customer’s engineers and both parties will jointly search potential opportunities which may lead to final product purchase agreement. In 2015, we also entered into a cooperation agreement with Sichuan Investment Group, pursuant to which we agree to provide professional technical support in identifying potential projects for our customer in various renewable energy sectors.

Overseas Markets

We expect to continue our efforts to expand into selected major overseas wind power markets. We incorporated a subsidiary in the United States in July 2010 to explore local market opportunities.

Furthermore, we plan to continue to attend international trade shows and industry events, utilize resources available at various industry associations and increase direct sales efforts to develop overseas customers. We adopt tailor-made market entry strategies for different overseas markets based on the various features of each target market. We also intend to implement flexible business models, such as EPC arrangements, build-operate-transfer, or BOT, model, subject to the requirements and preference of potential overseas customers. We have also been actively exploring other target markets, such as Eastern Europe, South America and South Asia.

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

Research and Development Capabilities and Technology Partnership

We spent approximately RMB102.6 million, RMB89.5 million and RMB94.0 million (US$14.5 million) on our research and development activities, during the fiscal years ended December 31, 2013, 2014 and 2015, respectively. We focus on enhancing our independent research and development capabilities and leveraging our relationships with international and domestic well-known research and development institutions, laboratories and universities.

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

Our research and development efforts have been recognized by relevant authorities. For example, we received government grants of RMB13.6 million, RMB26.5 million and RMB25.6 million (US$4.0 million) in 2013, 2014 and 2015, respectively, mainly to support our research and development projects for large capacity and offshore wind turbines, the improvement of our manufacturing facilities, the industrialization of turbines and key components, and the acquisition of land use rights. Government grants that compensate us for research and development expenses incurred are recognized as other income in the same periods in which the expenses are recognized. Government grants that compensate us for the cost of an asset are recognized in other income over the useful life of the asset.

As of December 31, 2015, our research and development and technology team had 399 members with in-depth knowledge of China’s wind and weather conditions as well as substantial technical expertise in the design, development and manufacturing of megawatt-class wind turbines. Our team focuses on projects including micro-siting analysis, wind turbine design and development, blade design and manufacturing technologies, tower and offshore foundation development, testing and monitoring technology, electrical control and automation technology, and electric power transmission and distribution technology. We designed and developed the full capacity performance testing platforms for our 1.5/2.0MW wind turbines, SCD wind turbines and MySE wind turbines. We have expertise in electrical control technology (including wind turbine monitoring and control, generator control, soft cut-in grid connection and inverting and pitch control technology). We contracted a third party to develop the electrical system for our wind turbines and own the intellectual property right to the source code of such electrical control technology.

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

Domestic and International Research Platforms

We cooperate with domestic universities, including Tsinghua University, Southern China University of Technology and Beijing University of Aeronautics and Astronautics, on research projects for advanced technologies in connection with 2.5/3.0MW wind turbines and rotor blades, such as electrical control system technologies, materials for rotor blades and low-temperature operations. With the technology and research capabilities of these universities, we have successfully applied the research results in a number of wind turbine technologies. We focus on building a technology platform utilizing cutting-edge technologies. In August 2009, we entered into a letter of intent with the wind energy division of Risø-DTU, one of world’s leading research laboratories in sustainable energy, to cooperate on a broad range of research and development projects, including wind power meteorology, micro-siting, wind turbine external designs under extreme weather conditions in China, loading analysis on wind turbines at extreme wind conditions, wind farm design and technology norms, Aerodynamics and integration of wind power and electrical system. In October 2009, we set up a wholly owned subsidiary, Mingyang Wind Power European R&D Center ApS, in anticipation of the establishment of a research and development center in Denmark in cooperation with the wind energy division of Risø-DTU to focus on the research and development of offshore wind turbine applications. In March 2012, we established our North American research and development center on the Centennial Campus of N.C. State University in Raleigh, North Carolina. The new research and development center focuses on enhancing the energy output and lowering the cost of electricity of offshore wind turbines, which plays a significant role in the development of blade design, turbine configuration study and control design for load management. In 2015 we established Shenzhen R&D center which mainly engaged in the construction of big data, software products development and Smart Grid construction. We expect these international cooperations will strengthen our research and development ability to provide innovative and customizable wind power solutions to our customers.

Technology Partnership

One of our key research and development strategies is to enhance our in-house research and development capacities by continuously leveraging various cooperations with foreign institutes with advanced technologies.

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

We have obtained exclusive license rights from Aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines in China under our brand name. We’re in the progress of obtaining license right of 6.0MW SCD. In January 2016, we entered into a supplemental agreement with Aerodyn Asia to obtain the exclusive ownership of certain SCD related patents and trademark in China as specified in the agreement. Our SCD wind turbines feature a two-blade and modular design, a sealed rotor hub and nacelle and a highly compact drive train. Compared to conventional wind turbines manufactured and installed in China of the same rated power capacity, our SCD wind turbines have a smaller external size and weigh less therefore require smaller foundations, cost less to transport and install. These features enable our SCD wind turbines to be installed on land as well as in water more than ten kilometers away from the shoreline. In May 2010, we completed our first 2.5/3.0MW SCD wind turbine prototype, which was delivered and installed in a tidal flat area in Rudong, Jiangsu Province in August 2010 and was connected to grid at the end of 2010. The prototype has demonstrated successful operation since then. We delivered and installed an additional SCD prototype in November 2010. We commenced the small-batch manufacturing of our 2.5/3.0MW SCD wind turbines in the second half of 2010. We have also launched the design process for customized models of 3.0MW SCD wind turbines which is expected to be installed in law wind speed areas. In June 2013, we successfully completed our first 6.0MW SCD prototype wind turbine and the installation was completed in mid 2014. And it began commercial trial operation in March 2015. The 6.0MW SCD prototype utilized our advanced two-bladed SCD technologies and is designed mainly for off-shore operation. We believe that our SCD technologies and wind turbines will further enhance our leadership and increase our market shares in wind power industry in China. In addition, we have finished the design work for the 58.5 meter diameter carbon rotor blades for SCD3.0MW wind turbine, which is designed and suitable for low wind speed areas. However, we intentionally postponed the commercial manufacturing of this carbon blade and SCD wind turbine modification given the current high manufacturing costs.

On February 8, 2015, Guangdong Mingyang entered into a strategy cooperation agreement with Fraunhofer Institute in Germany. The main purpose of this cooperation is to improve the comprehensive capabilities of the wind resource planning, wind farm and product economy budgeting and wind farm customized solutions, verification technologies. Subject to the cooperation agreement, Fraunhofer Institute has arranged the first training program for us in April 2016.

Intellectual Property

Patents, trademarks and other proprietary rights are important to our business. We also rely on licensing opportunities, trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position in China’s wind power equipment industry. We have applied for patent protection in connection with our nacelle designs with elevated internal pressure, wind turbine technology under sandstorms and typhoon weathers, assembly process techniques and other turbine technologies. As of December 31, 2015, we, including RENergy, had obtained 31 copyrights, 358 patents, 8 trademark and 103 patent applications at various stages pending in China, all of which were granted initial approvals. We plan to apply for additional patents in the future. According to relevant laws and regulations in China, our copyright has a term of protection of 50 years from the date of first publication, and our patent rights have a term of protection of ten years for appearance and utility model patents and 20 years for invention from the date of application.

The following table sets forth the application dates and the types of the material patents we had obtained as of December 31, 2015:

Patent	First Publication/Application Date	Type
MY1.5s wind turbine process software	February 2007	Copyright
Anti-typhoon wind turbine	January 2008	Utility model
Nacelle for wind turbines	December 2008	Design
Anti-sand storm system	December 2008	Utility model
Lighting structure for wind turbine nacelles	May 2009	Utility model
Trigger device for limit switches	August 2009	Utility model
Wind turbine (SCD with two rotor blade)	July 2010	Design
Multi-megawatt wind turbine for humid environment	September 2010	Utility model
Multi-megawatt wind turbine for high altitude areas	September 2010	Utility model
Multi-megawatt wind turbine for extreme low temperature areas	September 2010	Utility model
Turbine tower	September 2010	Utility model
Blade full life cycle risk assessment system	November 2013	Copyright
Gearbox test bed	September 2014	Invention
Test Bench of gearbox for SCD wind turbine	January 2015	Invention
The bearing assembly of transmission shaft	May 2015	Invention
Generator casing for SCD wind turbine	July 2015	Invention

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

License for the SCD Technology. We have obtained exclusive license rights from Aerodyn Asia to manufacture and distribute 2.5/3.0MW SCD wind turbines in China, under a license agreement dated July 28, 2008. We’re in the progress of obtaining license right of 6.0MW SCD. Under a supplemental agreement signed in July 2010, we were also allowed to distribute 2.5/3.0MW SCD wind turbines in the states of the American continent, subject to the consent of Aerodyn Asia on a project-by-project basis. Aerodyn Asia has been delivering us the licensed technologies, including drawings, specifications and manuals, for us to build the first 2.5/3.0MW SCD wind turbine prototype. In January 2016, we entered into a supplemental agreement with Aerodyn Asia to obtain the exclusive ownership of certain SCD related patents and trademark in China as specified in the agreement.

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

These annual royalty payments are subject to a minimum advance payment, in the amount mutually agreed by Aerodyn Asia and us prior to the commencement of production of our SCD wind turbines. Under the license agreement with Aerodyn Asia, we are generally prohibited from manufacturing or distributing the SCD wind turbines outside of China without consent from Aerodyn Asia, subject to certain exceptions. The exclusivity of the license for the 2.5/3.0MW SCD wind turbines expired on January 1, 2016, at which time these licenses became non-exclusive. We’re in the progress of obtaining license right of 6.0MW SCD. Under a supplementary agreement we entered into with Aerodyn Asia in July 2010, Aerodyn Asia agreed to provide us with written consent for the installation of 2.5/3.0MW SCD wind turbines for offshore wind farm projects outside of China on a project-by-project basis. In addition, we are prohibited from developing, manufacturing or distributing wind turbines within the same rated power capacity of 2.5MW/3.0MW and 6.0MW by utilizing similar technologies and design principles under the license agreement outside of China until ten years after the termination of the agreement. We have the option to terminate this license agreement by making a one-time payment. Aerodyn Asia cannot terminate this license agreement without cause.

On January 30, 2016, we entered into a supplemental agreement with Aerodyn Asia, pursuant to which both parties agreed to terminate the license agreement on July 28, 2008 upon a full payment of €3.5 million in three installments by us. In addition, areodyn Asia agreed that, among other things, (i) it grants us the exclusive right to own and use the design and know-hows in connection with the manufacturing of componenet, assembly and distribution for all existing types of SCD wind turbines in the PRC; (ii) it grants us a non-exclusive right to distribute SCD wind turbines in the world other than Japan free of charge; (iii) in certain western countries as defined in the agreement, we are only allowed to distribute the SCD wind turbines for projects with Chinese investments or funded by a Chinese financing institution; (iv) we are not allowed to grant any sub-license outside China and Aerodyn Asia shall have the sole right to grant further licenses in connection with the 3.0MW and 6.0MW and its new developed SCD technologies outside China; and (v) we are only allowed to enter into a joint venture or a partnership for the final assembly and /or distribution of SCD wind turbines outside China when we hold more than 50% capital and voting rights in such enetiy. In addition, Aerodyn Asia also agreed to transfer to us the exclusive ownership of certain SCD related patents and trademark in China as specified in the agreement.

Moreover, upon the termination of the license agreement on July 28, 2008, we will no longer be required to pay loyalties to Aerodyne Asia as previously provided.

As of the date of this annual report, we had paid Aerodyn Asia €2.5 million under the supplemental agreement and we currently expected to pay the remaining amounts in 2016.

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

The NDRC issued the Guidance Catalog for the Development of the Renewable Energy Industry, or the Guidance Catalog, on November 29, 2005 to guide policy, research and investment in support of the wind power industry. Financial institutions may provide preferential loans with interest subsidies for the development of certain renewable energy projects listed in the Guidance Catalog if certain credit conditions are met in accordance with the Renewable Energy Law. The Guidance Catalog for the Development of the Renewable Energy Industry was amended on December 26, 2009 and the amendment became effective on April 1, 2010.

Support for Wind Power Generation

China has adopted the policy of encouraging and supporting wind power generation. The Electric Power Law of the PRC implemented in 1996 and amended in August 2001 and on April 24, 2015 respectively set out the State’s encouragement and support on the utilization of renewable energy and clean energy, including wind energy, for power generation. The newly-revised Law of the PRC on the Prevention and Control of Atmospheric Pollution promulgated in 2000 also encouraged the development and utilization of clean energy such as solar, wind and water energy.

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

On June 1, 2011, the NDRC promulgated the Guidance Catalog for Adjustment of the Industrial Structure (2011), or the Catalog, which serves as an important guideline for the government’s investment direction, management of investment projects and formulation and implementation of polices regarding finance and tax, credit, land and import/export. The Catalog encourages the development and utilization of renewable energy including wind power generation. The Guidance Catalog for Adjustment of the Industrial Structure (2011) was amended on February 16, 2013 and the amendment became effective on May 1, 2013.

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

Wind Power Generation Capacity Policy

Pursuant to the Renewable Energy Law, the national energy authority is tasked with drafting medium to long-term targets for renewable energy output. Under the NDRC Plan, the PRC government aims to achieve 11.4% renewable energy consumption as a percentage of total energy consumption by 2015 and 15% by 2020, an increase from 7.5% in 2005

In March 2008, the NDRC issued the Renewable Energy Development Plan for the 11th Five-Year Plan and raised the 2010 target for total installed wind power capacity from 1GW to 10GW. In accordance with the 11th Five-Year Plan, annual domestic production capacity for wind turbines and components is set to reach 5GW and 8GW, respectively. In August 2012, the NDRC issued the Renewable Energy Development Plan for the 12th Five-Year Plan, which reaffirmed the strategic development of wind power industry in China. The target total installed wind power capacity is 10GW by 2015 and 20GW by 2020, respectively. In particular, giga-watt class wind farms are expected to be built in regions with rich wind resources, including, among other regions, a number of the provinces in which our customers’ projects are located, such as Inner Mongolia, Hebei Province, Jilin Province and Jiangsu Province.

The NDRC issued the Circular of the National Development and Reform Commission on Issuing the Administrative Measures for the Guaranteed Purchase of Renewable Energy-generated Power in Full Amount on March 24, 2016 to guide and regulate the guaranteed purchase of renewable energy-generated power in full amount, including wind power, solar power and other non-water renewable energy sources. Under the premise of ensuring the security of power supply, the power grid enterprises shall purchase the on-grid energy within the scope of the planed renewable energy-generated power generation projects according to on-grid benchmark price, the utilization hours guaranteed purchase and the combination of market competition mechanism. In addition, it provides that the power grid enterprises shall undertake the responsibility for the implementation of guaranteed purchase of renewable energy-generated power in full amount.

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

Under these laws and regulations, we are required to perform relevant on-going procedures, including evaluation or assessment, inspection and supervision, in order to comply with environmental laws and regulations

Regulations on Foreign Investments

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

C.	Organizational Structure

The following diagram illustrates our corporate as of the date of this annual report

(1)	98% equity interests of Mingyang Holdings (Singapore) Pte. Ltd. (“Mingyang Singapore”) is directly held by Ming Yang Wind Power (International) Co., Limited (“Mingyang International”), while the remaining 2% equity interest is held under the names of two third parties on trust for Mingyang International in order to meet the local requirements in Singapore. As such, Mingyang International has effectively in aggregate hold 100% equity interest in Mingyang Singapore. Mingyang Singapore holds 50% equity interest of GWPL.
(2)	Jilin Mingyang Wind Power Technology Co., Ltd., or Jilin Mingyang, has three subsidiaries in mainland China, namely Da’an Mingyang New Energy Equipment Co., Ltd., Shuangliao Mingyang New Energy Equipment Co., Ltd., and Baicheng Mingyang New Energy Equipment Co., Ltd. Jilin Mingyang also has a Hong Kong subsidiary, namely Mingy Yang Renewable (HK) Co., Limited.
(3)	The remaining 40% equity interest in Jiangsu Mingyang Wind Power Technology Co., Ltd., or Jiangsu Mingyang, is held by Jiangsu DiAo Investment Co., Ltd., an independent third party.
(4)	Beijing Jieyuan Xinneng Investment Co., Ltd. has sixteen subsidiaries in China, with 100% equity interest in Jieyuan Huanghua New Energy Co., Ltd., Henan Tianrun Wind Power Co., Ltd., Shaanxi Dingbian Jieyuan New Energy Co., Ltd., Golmud Mingyang New Energy Co., Ltd., Weishan Mingyang New Energy Co., Ltd., Midu Jieyuan New Energy Co., Ltd., Qapqal Xibe Autonomous County Jieyuan New Energy Co., Ltd., Pingshun Jieyuan New Energy Co., Ltd., Turpan Jieyuan Energy Co., Ltd., Gongcheng Jieyuan New Energy Co., Ltd., Panzhihua Renhe Jieyuan New Energy Co., Ltd., Baiyin Jieyuan New Energy Co., Ltd., and Jingbian Jieyuan Photovoltaic Power Co., Ltd., 90% equity interest in Inner Mongolia Mingyang New Energy Development Co., Ltd., 81% equity interest in Hongrun (Huanghua) New Energy Co., Ltd., 80% equity interest in Shaanxi Jingbian Mingyang New Energy Co., Ltd.

Inner Mongolia Mingyang New Energy Development Co., Ltd. has three subsidiaries in China, with 100% equity interest in Hexigten Banner Mingyang New Energy Co., Ltd., Xilin Hot Mingyang Wind Power Co., Ltd. and Inner Mongolia Guomeng Electrical Sales Co., Ltd.

(5)	There are one Indian joint venture, GWPL, and seven PRC joint ventures, namely Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd., or Zhongdan Ruihao, Daqing Dumeng Hujitumo Wind Power Co., Ltd., or Daqing Dumeng, Xinjiang Wanbang Energy Development Co., Ltd., or Xinjing Wanbang, Daqing Dumeng Dairy Farm Wind Power Co., Ltd., or Daqing Dairy Farm, Inner Mongolia Mingyang Wind Power Co., Ltd., or Inner Mongolia Wind Power, Daqing Dumeng Huzhen Dairy Farm Wind Power Co., Ltd., or Huzhen Dairy Farm, and Datang Gongcheng New Energy Co., Ltd., or Datang Gongcheng. We invested in the EPC joint ventures to perform our obligations under our EPC arrangements.
(6)	Mingyang Holdings (Singapore) Pte. Ltd holds 66% equity interest in M.W. Wind Power OOD, a Bulgarian company, which currently has two wholly owned subsidiaries, namely W.Power EOOD (“W.Power”) and W.Power-2 EOOD. Mingyang Wind Power (International) Co., Limited held 66.7% equity interest in MW EP Renewables International LTD. (CYPRUS) (“MW EP Group”), a Cyprus company, which currently has two wholly owned subsidiaries, namely A1 Development EOOD and 99% equity interest in MW Renewable International SRL (Romania).

On January 1, 2014, pursuant to the waiver letter issued by Mingyang Singapore to GWPL, we waived part of our voting power at the shareholders’ meeting, as well as one of our seats on the board of directors of GWPL at our sole discretion from January 1, 2014. Subsequent to the waiver, we have 50% voting power at the shareholders’ meeting and 50% of the seats on the board of directors of GWPL. In this connection, we reassessed our involvement in GWPL, and concluded that we no longer has existing rights to direct the activities that significantly affect GWPL’s returns, and hence have lost control over GWPL upon effectiveness of the waiver. We believes that through the waiver we and the other shareholders will share joint control in GWPL, which provides a basis of cooperation for the improvement of GWPL’s future operating results. As a result, we deconsolidated GWPL and accounted for GWPL as a joint venture from January 1, 2014 and we excluded GWPL from the scope of internal control on financial reporting evaluation in 2014 and beyond. In late 2015, due to the continuing failure of Reliance Capital Limited and GWPL to perform certain of their obligations under the share subscription agreement and the shareholder agreement in connection with GWPL entered into among us, Reliance Capital Limited and GWPL in November 2012, we decided to terminate the agreements. After consulting with our Indian local counsel, we had served a notice of termination to Reliance Capital Limited pursuant to the terms of the agreements in early 2016.

We conduct the majority of our operations through our key operating subsidiaries in the PRC as follows:

•	We design, manufacture, sell and service our wind turbines primarily through Guangdong Mingyang, Jilin Mingyang and Yunnan Mingyang Wind Power Technology Co., Ltd., or Yunnan Mingyang;

•	We develop and manufacture rotor blades primarily at Tianjin Mingyang Wind Power Blade Technology Co., Ltd., or Tianjin Blade and Zhongshan Mingyang Wind Power Blade Technology Co., Ltd., or Zhongshan Blade and Gansu Mingyang New Energy Technology Co., Ltd., Gansu Mingyang; and

•	We manufacture and assemble wind turbines primarily at Tianjin Mingyang Wind Power Equipment Co., Ltd., or Tianjin Equipment.

We own 99.16% of the equity interest in Guangdong Mingyang through several intermediate holding companies, namely:

•	First Base, a wholly owned holding company incorporated in Hong Kong;

•	Keycorp, a wholly owned holding company incorporated in Hong Kong;

•	Sky Trillion, a wholly owned holding company incorporated in the British Virgin Islands;

•	King Venture, a wholly owned holding company incorporated in Hong Kong;

•	Tech Sino, a wholly owned holding company incorporated in Hong Kong;

•	Asiatech, a wholly owned holding company incorporated in Hong Kong;

•	Rich Wind Energy Two, a wholly owned holding company incorporated in the British Virgin Islands, which indirectly holds its interest in Guangdong Mingyang through Wiser Tyson, its wholly owned holding company incorporated in Hong Kong; and

•	Mingyang Wind Power Investment Holding (Tianjin) Co., Ltd., a wholly owned holding company in corporate in Tianjin in October 2010, which currently owns 15.66% equity interest in Guangdong Mingyang.

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

We are headquartered in Zhongshan, Guangdong Province and have production facilities in Zhongshan, Guangdong Province; Jilin, Jilin Province;Tianjin; Rudong, Jiangsu Province; Ulanchap, Inner Mongolia; Dali, Yunnan Province; and Jiuquan, Gansu Province. Zhongshan, Guangdong Province:

•	In 2010, we leased an aggregate floor area of approximately 16,000 square meters for wind turbine assembly, rotor blade manufacturing and administrative activities from Mingyang Electrical, a related party. Mingyang Electrical transferred its land use rights with respect to such facility to Zhongshan Ruiyang, which we acquired 100% equity interest in 2011. As such, we currently owned the land use rights and the associated facilities. We, through Zhongshan Mingyang Wind Power Equipment Co., Ltd., a subsidiary we acquired in January 2010, also have the land use rights, which expire in 2048, to a parcel of land with an aggregate area of approximately 32,000 square meters, on which we have built a facility with an estimated aggregate floor area of approximately 7,800 square meters for wind turbine manufacturing. We have an additional assembly stations for our 2.5/3.0MW SCD wind turbines in Zhongshan and obtained the land use right in November 2010, which expire in 2048, to a parcel of land with an aggregate area of approximately 26,805 square meters. In December 2011, we, through Guangdong Mingyang, obtained a land use right to one parcel of land with an aggregate area of approximately 312,187 square meters. The land use right will expire in October 2061. As such, we currently own all the land use rights and the associated facilities located in Zhongshan.

•	Tianjin: We obtained the land use right to one parcel of land with a site area of approximately 182,980 square meters, including 54,200 square meters for tubine and blade production. The land use right will expire in December 2060. RESource Electric Tianjin Co., Ltd, the wholly owned subsidiary of RENergy, obtained the land use right to one parcel of land with a site area of approximately 51,160 square meters, including 34,488 square meters for component production. The land use right will expire in December 2060.

•	Jilin, Jilin Province: We obtained the land use right to one parcel of land with a site area of approximately 47,920 square meters. These land use right expire in December 2056. We have obtained property rights certificates for the facilities and ancillary buildings on these properties which have an estimated aggregate floor area of approximately 36,182 square meters.

•	Rudong, Jiangsu Province: We obtained land use rights to four parcels of land with an aggregate area of 80,000 square meters. The land use rights expire in 2060 and 2061, respectively. Our Rudong facility commenced commercial production in September 2011 and has an aggregate floor area of 33,000 square meters.

•	Ulanchap, Inner Mongolia: We obtained land use rights to a parcel of land with an aggregate area of approximately 116,401 square meters. Our Inner Mongolia facility commenced commercial production in June 2011 and has an aggregate floor area of 9,931 square meters. The land use rights expire in October 2061.

•	Dali, Yunnan Province: We entered into a lease agreement to lease from an independent third party for a facility with an aggregate gross floor area of approximately 30,000 square meters in June 2012, including 22,400 square meters for turbine and blade production. The lease agreement has a term of three years. We entered into a supplementary agreement with this landlord for an additional aggregate gross floor area of 7,953 square meters in April 2014 at the same termination date of the first agreement. We renewed the lease agreement in 2015 which will expire in June 2018.

•	Jiuquan, Gansu Province: We, through Gansu Mingyang New Energy Technology Co., Ltd., leased from an independent third party with an aggregate gross floor area of approximately 9,286 square meters, including 6,300 square meters for blade production. The facility was commenced production in October 2013 and the lease expires in December 2017.

We ceased production at our Xi’an facility in December 2009 and at our old Tianjin facility in November 2009, respectively, and we relocated these operations to our new facility in Tianjin. In addition, we, through Gansu Mingyang New Energy Technology Co., Ltd., leased from an independent third party approximately 6,000 square meters for blade production, which commenced production in December 2013. We ceased the production at our Hami facility when the lease expired in December 2014 and have relocated its production facilities to our other existing facilities in 2015. In addition, we obtained a land use right to one parcel of land with a site area of approximately 47,920 square meters in Jilin Province, which expires in December 2056. We used to have a production facility in Jilin. In 2015, by re-evaluating the locations of our existing customers, we ceased the operation in our Jilin facility.

Moreover, we completed the acquisition of RENergy in 2015. RENergy possesses three properties for production facility located in Tianjin with an aggregate gross floor area of approximately 51,160 squre meters. All these land use rights will expire in February 2061. In addition, RENergy leased from an independent third party for a facility with an aggregate gross floor area of 9,253 squre meters for production. The lease has a one-year term and expired in October 2015. RENergy is in process of renewing the lease agreement.

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

Overview

We are a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. We were founded in June 2006 and have since experienced significant growth. From 2006 to 2015, we had entered into sales contracts with 69 end customers to deliver 7,203 units of our wind turbines. We recorded a loss of RMB647.4 million in 2013, and generated a profit in the amount of RMB354.5 million and RMB235.9 million (US$36.4 million) in 2014 and 2015, respectively.

During the years ended December 31, 2013, 2014 and 2015, wind turbines we delivered and other operating data were as follows:

	2013	2014	2015
Wind turbines we delivered (units)	614	1,041	1,265
Wind turbines commissioned for which we recognized revenue (units)	549	1,137	1,143
Sales of wind turbine (in RMB millions)	2,688.8	5,634.4	6,371.4
Wind turbines we delivered for which we have yet to recognize revenue (units)	216	120	242
Deferred revenue (in RMB millions)	817.6	741.3	1,409.3

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

In recent years, the supply of wind turbines has increased significantly as many manufacturers worldwide, including our company, have engaged in significant production capacity expansion. Beginning in late 2008, this increase in supply resulted in the reductions of prevailing market prices of wind turbines. In particular, the prevailing market prices of wind turbines further declined significantly during 2011 due to the intensified competitive economic environment. The average contract selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding value-added taxes, or VAT, on a per kilowatt, or kW, basis, increased from RMB3,124 per kW in 2013 to RMB3,329 per kW in 2014, and further increased to RMB3,413 per kW (US$526.9) in 2015, based on the sales contracts we entered into in relevant periods. The average contract selling price for our 2.0MW wind turbines was RMB3,342 per kW and RMB3,405 (US$525.6) per kW in 2014 and 2015, respectively.

Prices of Raw Materials and Components and Their Availability

Raw materials and components used in the production of our wind turbines are sourced from domestic suppliers as well as international suppliers, and their prices are dependent on various factors in addition to supply and demand. The fluctuations in prices of such raw materials and components and their availability will affect our operating results. We manufacture rotor blades in-house to ensure quality, adequate and timely supply and to capture the higher margin that we believe is offered by rotor blades manufacturing. We purchase our electrical control systems, pitch control systems and frequency converters, a device that converts and controls the frequency of the electric current, each a key component of our wind turbines, from RENergy, an affiliated entity. Starting from February 2010, we contracted RENergyto supply electrical control cabinets which contain electrical control systems utilizing our proprietary technologies and our brand name. Since January 2011, our key suppliers started to provide us with a warranty period up to 60 months. We generally engage two or three suppliers for each of our major components in order to minimize the dependency on any single supplier. We do not currently depend entirely on any single supplier for any major components and raw materials and believe that most components and raw materials we require for our production are generally available. We have also established strategic relationships with certain key suppliers, including suppliers for gearboxes, frequency converters and main bearings, by entering into cooperation framework agreements that provide for favorable pricing terms and supply priority to us. These cooperation framework agreements reflect the parties’ intention to explore further cooperative opportunities in good faith but do not contain substantive terms and provisions.

Our cost of raw materials, on a per unit basis, increased from RMB4.0 million in 2013 to RMB4.1 million in 2014 and further to RMB4.2 million (US$0.6 million) in 2015. We have been expanding our rotor blade manufacturing capabilities and may selectively acquire certain component manufacturers in the future in order to produce these components in-house and reduce our dependency on external suppliers for these components. As a result of our multiple-supplier strategy and our good relationships with our key suppliers, we do not expect to experience any shortage in the supply of our major components and raw materials in the near future.

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

Our Ability to Source and Manage Working Capital Requirements

Our business operations require significant working capital. Our operating results and future growth depend on our ability to optimize the working capital cycle and to source adequate working capital commensurate with the size of our business. Some of our suppliers require us to make prepayments in advance of shipment. As we participate in public bidding to secure our sales contracts, we are required to deposit a certain amount, which is normally calculated at 0.2% to 0.4% of the contracted amount, which amount will be refunded to us upon the completion of the public bidding. Typically, approximately 5% to 10% of the contract price allocable to the delivery of wind turbines will be retained by our customers and is payable within one month after the end of warranty period. We have provided our customers with alternative payment options, such as letters of guarantee, for exchange of their early payments of such retention monies. Letters of guarantee are issued by financial institutions to our customers as a guarantee for our compliance with terms of wind turbine sales contracts until the completion of warranty periods. In addition, we also assist our customers in obtaining lease financing from commercial banks for the settlement of our trade receivables.

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

Revenue

Our revenue is primarily derived from the sales of wind turbines, including the provision of installation supervision services, the provision of technical and maintenance support services during the warranty period and the sales of raw materials and electronic equipment. We also generated revenue from project management services conducted under certain integrated wind farm projects in 2014 and 2015, respectively. Our net revenue is net of VAT collected on behalf of tax authorities.

The following table sets forth our revenue for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Sales of wind turbines	2,688,769	5,634,361	6,371,381	983,572
Maintenance services	90,871	82,382	106,475	16,437
Sales of wind turbine blades, raw materials and electronic equipment	65,190	140,986	307,347	47,446
Project design and coordination services	—	14,710	11,865	1,831

Total revenue	2,844,830	5,872,439	6,797,068	1,049,286

Sales of wind turbines. Our revenue from the sales of wind turbines, including the provision of installation supervision services, is determined by the units of wind turbines commissioned as well as the amount of contract consideration allocated to the sales of wind turbines.

We secured contracts for 1,026 units, 1,401 units and 1,065 units in 2013, 2014 and 2015, respectively. We delivered 614 units, 1,041 units and 1,265 units of wind turbines and recognized revenue for 549 units, 1,137 units and 1,143 units of wind turbines, which amounted to RMB2,688.8 million, RMB5,634.4 million and RMB6,371.4 million (US$983.6 million) in 2013, 2014 and 2015, respectively. We did not recognize revenue for the sales of 216 units, 120 units and 242 units of wind turbines that were delivered as of December 31, 2013, 2014 and 2015, respectively, and revenue attributable to the provision of maintenance services which have not yet been provided by us, in the aggregate representing approximately RMB817.6 million, RMB741.3 million and RMB1,409.3 million (US$217.6 million) of deferred revenue, respectively. At the point of revenue recognition, the amount of inventory associated with the delivered wind turbines would be included in the cost of sales.

Provision of maintenance services. Our revenue from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and the amount of contract consideration allocated to the provision of technical and maintenance support services for each unit of the wind turbine. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB90.9 million, RMB82.4 million and RMB106.5 million (US$16.4 million) in the years ended December 31, 2013, 2014 and 2015, respectively.

Sales of raw materials and electronic equipment. Our revenue from sales of raw materials and electronic equipment is determined by the quantities and average selling price of the raw materials and electronic equipment that we sell. We derived revenue in the amount of RMB65.2 million, RMB141.0 million and RMB307.3 million (US$47.4 million) from the sales of the wind turbine blades, gearboxes, generators, pitch control systems, bearings and other equipment in the years ended December 31, 2013, 2014 and 2015, respectively.

Project design and coordination services. Under our integrated wind farm projects in 2014, we were engaged in the supervision and management of the construction of certain wind farms and we derived revenue from such project services based on a project-by-project basis. In the years ended December 31, 2014 and 2015, we recognized revenue of RMB14.7 million and RMB11.9 million (US$1.8 million) from project services, respectively.

Cost of Sales

Our cost of sales consists of raw material cost, manufacturing overhead, estimated cost of warranty and related expenses and inventory provision.

•	Raw material cost. Raw material cost includes (i) cost of raw materials used in the assembly of wind turbines, such as rotor hubs, main shafts, main frames, gearboxes, bearings, generators, frequency converters, transformers, pitch control systems and electrical control systems, and (ii) cost of raw materials used in the manufacturing of rotor blades, such as glass fiber, balsa wood, PVC foam and epoxy resin. Our cost of raw materials, on a per unit basis, amounted to RMB4.0 million, RMB4.1 million and RMB4.2 million (US$0.6 million) in 2013, 2014 and 2015, respectively.

•	Manufacturing overhead. Our manufacturing overhead includes salaries and benefits for personnel directly involved in the manufacturing activities, depreciation of manufacturing equipment and facilities, consumables, rent, traveling expenses, utilities and other expenses associated with the manufacturing of our products. Variable production overheads are allocated to each unit of production based on the actual use of our production facilities. Fixed manufacturing overhead allocated to cost of sales and inventories are based on the normal capacity of our production facilities. Depreciation of manufacturing equipment and facilities is provided on a straight-line basis over their estimated useful life, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly since 2010, resulting from our purchases of more property, plant and equipment.

•	Estimated cost of warranty and related expenses. We provide warranties of two to six years for our wind turbines after the wind turbines have passed the durability test, during which time period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. During the warranty period, we typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay a monetary damage of up to 20% of the purchase price of the wind turbine in case of non-performance or underperformance. Customers can also choose to replace a wind turbine if the power output curve of an individual wind turbine does not exceed certain designed power output curve set in the sales contracts after extensive verification. As of December 31, 2015, our accrued warranty costs amounted to RMB224.7 million (US$34.7 million). We compared our warranty practice and the design and technology of our wind turbines with those of our competitors that are public companies and believe that the design and technology of our wind turbines and our warranty practice are in accordance with the industry standard. Accordingly, we estimate the amount of potential future claims during the warranty periods with reference to our warranty experience. We accrued the equivalent of 3.3%, 3.2% and 3.5% of revenue from sales of wind turbines for each of 2013, 2014 and 2015 as the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

•	Inventory provision. Our inventories are stated at the lower of cost or net realizable value. We record inventory provision in cost of sales. We incurred RMB22.9 million, RMB5.9 million and RMB26.2 million (US$4.0 million) in inventory provision in 2013, 2014 and 2015, respectively. We also reversed the inventory provision of RMB5.4 million, RMB16.2 million and RMB0.5 million (US$0.1 million) in 2013, 2014 and 2015, respectively.

Our cost of sales in connection with the sales of wind turbines and the provision of technical and maintenance support services during the warranty period is affected primarily by our ability to control raw material and component costs by efficiently managing our supply chain and achieving economies of scale in our operations.

Other Income

Other income primarily represents government grants in the amount of RMB34.6 million, RMB27.7 million and RMB75.9 million (US$11.7 million) in 2013, 2014 and 2015, respectively. In 2013, we recorded a bargain purchase gain of RMB4.9 million from our acquisition of Gansu Shandan Xiehe Wind Power Co., Ltd., or Shandan Xiehe, and RMB5.5 million from the provision of certain technical services. In 2014, we recorded RMB5.3 million of other income mainly for the insurance claims we received. In 2015, other than government grants, our other income mainly included RMB20.0 million (US$3.1 million) for reimbursement for our ADRs share program.

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

Our selling and distribution expenses amounted to RMB219.9 million, RMB237.2 million and RMB325.5 million (US$50.2 million) in 2013, 2014 and 2015, respectively. We expect that our selling and distribution expenses will increase in the future as we sell more wind turbines and increase our sales efforts and hire additional sales personnel to accommodate the growth of our business as we expand our customer base in the domestic market and enter the overseas markets.

Administrative Expenses

Our administrative expenses consist primarily of share-based compensation expenses, salaries and benefits for our administrative, finance and human resources personnel, bank charges, allowance for doubtful debts, rent, professional service fees, stamp duty and other taxes, business travel expenses, office expenses, depreciation and amortization expenses that are allocable to our administrative finance and human resources departments and other costs, including insurance premium, conference fees and utilities expenditures. Our administrative expenses amounted to RMB445.9 million, RMB243.1 million and RMB467.7million (US$72.2 million) in 2013, 2014 and 2015, respectively.

Research and Development Expenses

Research and development expenses consist primarily of professional service fees paid to third-party service providers for outsourced research and development projects, materials consumed in research and development activities, salaries, bonuses and other benefits for research and development personnel, travel expenses, depreciation expenses that are allocable to our research and development department and other expenses, including reimbursement and allowance for research and development personnel. Our research and development expenses were RMB102.6 million, RMB89.5 million and RMB94.0 million (US$14.5 million) in 2013, 2014 and 2015, respectively.

Impairment loss on investments in joint ventures

In 2015, considering the operating result of certain of our joint ventures that were below our expectation, we carried out an impairment test on investment on joint ventures and the recoverable amount of those investments was determined based on value in use using the discounted estimated future cash flows. We recognized RMB46.5 million (US$7.2 million) of such impairment loss for the year ended December 31, 2015. There was no impairment loss on investments in joint ventures for the year ended December 31, 2014.

Impairment Loss on Goodwill and Other Intangible Assets

In November 2012, we acquired 50% equity interest in GWPL, which became a consolidated subsidiary of our Group since then. GWPL was initially expected to focus on the manufacturing and sales of wind turbines with the designed output of 750kW, 2.0MW and 2.5MW wind turbines in India. Since 2013 however, some of GWPL’s major customers encountered financial difficulties and significantly reduced their orders for wind turbines supplied by GWPL. Consequently, the economic benefits of these intangible assets will not be realized as previously forecasted. We carried out an impairment test on the intangible assets and goodwill relating to our Indian operation segment as of December 31, 2013, and as a result, an impairment loss of RMB179.7 million was recognized. Subsequent to our deconsolidation of GWPL since January 1, 2014, no further impairment loss in respect of GWPL was recognized in 2014 and 2015.

Gain on Loss of Control of Subsidiaries

In 2014, we recognized gain on loss of control of subsidiaries of RMB124.5 million as a result of our deconsolidation of GWPL since January 1, 2014, which mainly represented the difference between (i) the carrying amount of net liabilities of GWPL, including goodwill allocated to it, and the carrying amount of GWPL’s non-controlling interest, and (ii) the carrying amount of GWPL as a joint venture, which was nil. There was no such gain in 2015.

Taxation and Incentives

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Hong Kong

We did not have any assessable profits subject to the Hong Kong profits tax in 2012 and 2014. In 2015, we were subject to Hong Kong profits tax for any assessable income at a rate of 16.5%.

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

The recognition criteria and procedures for the “advanced and new technology enterprise” under the EIT law were not issued until April 2008. Certain of our subsidiaries, namely Guangdong Mingyang, Jilin Mingyang, Yunnan Mingyang, Tianjin Equipment, Tianjin Blade Tianjin RENergy and Tianjin RESource, had received the “advanced and new technology enterprise” certificate, which generally has a valid term of three years from the date of issuance. We expect to apply for renewal of such certificates upon the expiry.

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

Recently Issued Accounting Pronouncements

The IASB has issued certain amendments to IFRSs that are first effective for our fiscal year of 2015. Of these, the following amendments to standards are relevant to our financial statements.

Annual Improvements to IFRSs 2010–2012 Cycle; and

Annual Improvements to IFRSs 2011–2013 Cycle

There are some amendments to a total of nine standards, with changes made to the standards on business combinations and fair value measurement in both cycles. The amendments in IFRS3 Business Combination clarify the classification and measurement of contingent consideration and also clarify the scope exclusion for the formation of joint arrangements. These amendments do not have an impact on our disclosure of business combination occurred this year as there were no contingent consideration or joint arrangement in such transaction.

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

We derive revenue principally from the sales of wind turbines (including the provision of installation supervision services), the provision of technical and maintenance support services during the warranty period and the sales of raw materials and electronic equipment. We also generated revenue from project design and coordination services under certain integrated wind farm projects. Our revenue is net of business tax as well as value-added tax collected on behalf of tax authorities with respect to the sale of merchandise. Value-added tax collected from customers, net of value-added tax paid for purchases, is recorded as a liability in the balance sheet until it is paid to the tax authorities.

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

The amounts that have been billed by us for wind turbines that have been delivered to the customer locations but the related installation service and the functionality test have not been completed, which generally occurs two to six months after the delivery date, as well as the maintenance support services which have not yet been provided by us, are recorded in “deferred revenue” in the consolidated statement of financial position. As of December 31, 2013, 2014 and 2015, deferred revenue amounted to RMB817.6 million, RMB741.3 million and RMB1,409.3 million (US$217.6 million), respectively.

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

Under our integrated wind farm projects in 2015, we were engaged in the supervision and management of the construction of certain wind farms and we derived revenue from such project services based on a project-by-project basis. In the year ended December 31, 2015, we recognized revenue of RMB11.9 million (US$1.8 million) from project services.

Allowance for doubtful debts

We maintain an allowance for doubtful debts which reflects our best estimate of amounts that will not be collected. Allowances are made against trade receivables to the extent amounts which are considered to be uncollectible or unlikely to be collected within a reasonable period of time, which vary depending on the customer’s financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns as well as overall market conditions and historical losses. Allowance for doubtful debts was RMB377.8 million, RMB367.7 million and RMB476.5 million (US$73.6 million) as of December 31, 2013, 2014 and 2015, respectively.

If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which could materially impact our financial position and results of operations.

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

When items are retired or otherwise disposed of, income is charged or credited for the difference between the net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred. The estimated useful lives of our property, plant and equipment are as follows:

Useful Life
Buildings	20 - 60 years
Machinery and equipment	5 - 21 years
Furniture, fixtures and office equipment	3 - 21 years
Motor vehicles	4 - 10 years
Leasehold improvements	Shorter of the lease term and estimated useful life

Costs incurred during the construction of new facilities and offices are initially capitalized as construction in progress and transferred into property, plant and equipment when the assets are ready for their intended use, at which time depreciation commences.

Intangible assets represent unpatented technology, wind farm development right, trademark and goodwill. Trademarks are not amortized while their useful lives are assessed to be indefinite, which is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment. Intangible assets with definite useful life are carried at cost less accumulated amortization and amortized on a straight-line basis. The estimated useful lives of our intangible assets are as followings:

Useful Life
Unpatented technology	4 - 12 years
Wind farm development right	15 - 20 years

Lease prepayments are stated at cost less amortization and impairment losses. Amortization is recognized in profit or loss on a straight-line basis over the estimates useful lives which range from 30 to 50 years.

There has been no change to the estimated useful lives during the periods presented.

Acquisition

We apply the acquisition method to account for our acquisitions. We determine the acquisition date based on which we obtained control of the acquiree.

Purchase consideration generally consists of cash and newly issued shares. The market value of the newly issued shares is considered to be the acquisition date fair value.

The identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree in a business acquisition are measured initially at the fair value at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill.

We are responsible for determining the fair value of the shares issued, assets acquired, liabilities assumed and any non-controlling interest as of the relevant acquisition date. Valuation techniques are used in measuring the fair value of material assets acquired (such as intangible assets, property plant and equipment, and inventories). For example, we acquired China Smart Electric Group Limited and its subsidiaries (collectively “RENergy”) in May 2015. The valuation techniques we used for measuring the fair value of RENergy’s property, plant and equipment, intangible assets, and inventories was market comparison technique and cost technique, relief-from-royalty method and market comparison technique, respectively. Post-acquisition expenses are charged to administrative expenses directly.

Impairment of Long-lived Assets

We review our long-lived assets, including property, plant and equipment, intangible assets and goodwill, investment in associates, joint ventures and other investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the recoverable amount of the asset. The recoverable amount of an asset or cash-generating unit, or CGU, is the greater of its value in use and its fair value less costs to sell. In assessing value in use, or VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the carrying amount of the asset exceeds its recoverable amount, an impairment charge is recognized to the extent that the carrying amount of the asset exceeds its recoverable amount.

In November 2012, we acquired 50% equity interest in GWPL, which became a consolidated subsidiary of our Group since then until January 1, 2014 when it was deconsolidated. GWPL was initially expected to focus on the manufacturing and sales of wind turbines with the designed output of 750kW, 2.0MW and 2.5MW wind turbines in India. Since 2013 however, some of GWPL’s major customers encountered financial difficulties and significantly reduced their orders for wind turbines supplied by GWPL. Consequently, the economic benefits of these intangible assets will not be realized as previously forecasted. We carried out an impairment test on the intangible assets as of December 31, 2013. An impairment loss of RMB80.7 million was recognized in 2013 and no such impairment loss was recognized in 2014 and 2015.

Impairment testing for goodwill is performed annually at the end of each reporting period. As of December 31, 2013 and 2014 and 2015, we had RMB132.0 million, RMB9.7 million and RMB291.3 million (US$45.0 million), respectively, in goodwill that were subject to impairment testing. For the year ended December 31, 2013, however, due to GWPL’s operation status as discussed above, we consider the goodwill allocated to the manufacture and sale of wind turbines – India CGU to be impaired. We assessed the VIU of the manufacture and sale of wind turbines – India CGU, and recognized an impairment loss of RMB99.0 million for goodwill for the year ended December 31, 2013. No impairment loss for goodwill was recognized for the year ended December 31, 2015.

At the end of each reporting period, we assess whether there is any objective evidence that the investment in associates, joint ventures or other investments is impaired. Impairment testing is performed when there is such evidence. In 2015, considering the operating result of certain of our joint ventures that were below our expectation, we carried out an impairment test on investment on joint ventures and the recoverable amount of those investments was determined based on value in use using the discounted estimated future cash flows. We recognized RMB46.5 million (US$7.2 million) of such impairment loss for the year ended December 31, 2015.

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

Our shareholders adopted our 2010 equity incentive plan on August 31, 2010. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain directors, officers and other employees. The initial exercise price of the options was US$8.40, each ADS representing one ordinary share. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. On July 8, 2015, we granted options to purchase an aggregate of 5,120,000 ordinary shares to certain directors, officers and other employees with an exercise price of US$1.29. As of December 31, 2015, the number of total outstanding options granted under our 2010 equity incentive plan was 5,308,437. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. In December 2014, we issued 300,000 ordinary shares from our treasury shares to one of our directors, our executive officers and employees, which were vested and become non-forfeitable immediately upon the grant. In July and December 2015, we issued 250,000 and 2,003,897 ordinary shares respectively from our treasury shares to certain directors, executive officers and employees, which were vested and become non-forfeitable immediately upon the grant. We incurred share-based compensation expenses relating to the options and share awards in the amount of RMB33.2 million, RMB14.9 million and RMB49.8 million (US$7.7 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

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

As of December 31, 2015, we had not recognized deferred tax assets with respect to unused tax losses of RMB262.0 million (US$40.4 million) and other temporary differences of RMB92.4 million (US$14.3 million). The deferred tax assets not recognized as of December 31, 2015 were mainly related to deferred tax assets of Jiangsu Mingyang, Jilin Mingyang, Mingyang Wind Power USA Inc., Wise Renergy and Mingyang Wind Power (International) Co., Limited, because we determined that it was not probable that the tax losses and other temporary differences of these subsidiaries could be utilized.

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

We record inventories provisions that have cost in excess of estimated market value. If the utility of our inventories were to be impaired by damage, deterioration, obsolescence or other causes, we would write down the cost of our inventories to their net realizable values. The inventories provisions for the years ended December 31, 2013 and 2015 were RMB17.5 million and RMB25.6 million (US$4.0 million), respectively. We recorded a reversal of inventory provision in the amount RMB10.3 million in the year ended December 31, 2014 due to an increase in the estimated net realizable value of certain types of wind turbines as a result of a change in consumer preferences.

Warranty

We perform a functionality test to our wind turbines after the installation in order to test the performance of the wind turbines to make sure they meet all of the specific acceptance criteria of our customers and are properly connected to the power grids. A durability test is subsequently performed to ensure proper and stable connection of our wind turbines to the power grids. The warranty period of our wind turbines typically commences after they pass the durability test. We provide warranties of two to six years for our 1.5MW wind turbines after the wind turbines have passed the durability test. Of the 4,434 units of 1.5MW wind turbines for which we secured contracts as of December 31, 2015, we offered warranties for a two-year period for 862 units and for periods longer than two years for 3,572 units of wind turbines. We offered warranties of three years for the 17 units of SCD wind turbines and warranties of three to five years for the 909 units of 2.0MW wind turbines, respectively, for which we secured contracts as of December 31, 2015. During the warranty period, we provide technical and maintenance support services and cover parts and labor for non-maintenance repairs and replacement. Upon the occurrence of any repairs and replacements, we typically restart the warranty period for the repaired or replacement components. During the warranty period, we also typically guarantee the availability and performance of our wind turbines. We are generally obligated to pay monetary damages of up to 20% of the purchase price of the wind turbine in the case of non-performance or underperformance. Customers can also choose to replace the wind turbines if the annual power output of our wind turbines does not exceed certain designed power output after extensive verification. In addition, we offer under the sales contracts to provide the customers with certain spare parts at prices which are determined with reference to fair market prices at the time of the sales contracts, or at estimated fair market prices at the time of delivery of such spare parts.

We estimate the amount of potential future claims during the warranty periods based on our warranty experience. We accrued the equivalent of 3.3%, 3.2% and 3.5% of revenue from sale of wind turbines for each of 2013, 2014 and 2015, based on the best estimate of the cost of future warranty obligations. We review such estimation periodically and will adjust the estimated warranty provision based on our accumulated historical experience and warranty claims we have received.

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

Movements of the warranty provision are set out as below:

	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
As of January 1	390,489	404,050	500,915	77,328
Assumed through a business combination	—	—	61,081	9,429
Provisions made	87,972	182,035	224,715	34,690
Provisions utilized	(74,411)	(85,170)	(158,338)	(24,443)

As of December 31	404,050	500,915	628,373	97,004

Results of Operations

The following summary consolidated statement of operations and consolidated statement of comprehensive income data for the years ended December 31, 2013, 2014 and 2015 and summary consolidated statement of financial position data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The summary consolidated statement of operations and consolidated statement of comprehensive income data for the years ended December 31, 2011 and 2012 and the summary consolidated statement of financial position data as of December 31, 2011, 2012 and 2013 have been derived from our audited financial statements, which are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRSs. Our historical results do not necessarily indicate our results expected for any future period.

	Year ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Revenue	5,515,819	2,893,100	2,844,830	5,872,439	6,797,068	1,049,286
Cost of sales	(4,522,685)	(2,523,337)	(2,582,551)	(5,059,375)	(5,696,352)	(879,365)
Gross profit	993,134	369,763	262,279	813,064	1,100,716	169,921
Other income	36,195	85,830	44,953	33,085	100,252	15,476
Selling and distribution expenses	(227,766)	(174,807)	(219,890)	(237,178)	(325,483)	(50,246)
Administrative expenses	(261,944)	(384,102)	(445,883)	(243,068)	(467,739)	(72,206)
Research and development expenses	(85,305)	(85,821)	(102,568)	(89,504)	(94,022)	(14,514)
Impairment loss on goodwill and other intangible assets	—	—	(179,661)	—	—	—
Profit/(loss) from operations	454,314	(189,137)	(640,770)	276,399	313,724	48,431
Impairment loss on investments in joint ventures	—	—	—	—	(46,500)	(7,178)
Net finance (expenses)/income	(91,278)	(104,094)	(81,522)	(4,957)	17,941	2,769
Gain on disposal of subsidiaries	—	—	—	3,786	163	25
Gain on loss of control of subsidiaries	—	—	—	124,460	—	—
Share of profit/(loss) of equity accounted investees	2,275	(7,396)	(3,558)	(672)	(2,445)	(377)
Profit/(loss) before income tax	365,311	(300,627)	(725,850)	399,016	282,883	43,670
Income tax (expense)/ benefit	(73,018)	(213)	78,417	(44,524)	(46,968)	(7,251)
Profit/(loss) for the year	292,293	(300,840)	(647,433)	354,492	235,915	36,419
Profit/(loss) attributable to:
Shareholders of the Company	292,993	(281,874)	(504,179)	358,513	232,469	35,887
Non-controlling interests	(700)	(18,966)	(143,254)	(4,021)	3,446	532
Basic earnings/(loss) per share	2.35	(2.31)	(4.12)	2.90	1.61	0.25
Diluted earnings/(loss) per share	2.35	(2.31)	(4.12)	2.86	1.60	0.25
Other comprehensive (loss)/income for the year
Foreign operations-foreign currency translation differences, net of nil tax	(39,202)	(2,965)	(8,628)	2,390	20,780	3,208
Reclassification of foreign currency differences on loss of control of subsidiaries, net of nil tax	—	—	—	(6,871)	—	—
Total comprehensive income/(loss) for the year	253,091	(303,805)	(656,061)	350,011	256,695	39,627
Weighted average number of shares used in computation—basic	124,450,310	121,869,607	122,408,098	123,606,539	144,008,708	144,008,708
Weighted average number of shares used in computation—diluted	124,450,310	121,869,607	122,408,098	125,320,868	145,383,998	145,383,998

Comparison of Years Ended December 31, 2015 and December 31, 2014

Revenue

Our total revenue was RMB6,797.1 million (US$1,049.3 million) for the year ended December 31, 2015, representing an increase of 15.7% from RMB5,872.4 million for the year ended December 31, 2014.

Revenue derived from sales of wind turbines was RMB6,371.4 million (US$983.6 million) in 2015, compared to RMB5,634.4 million in 2014. Wind turbines for which revenue was recognized in 2015 amounted to an equivalent wind power project output of 2,032.5MW, or 507 units of 1.5MW wind turbines, and 636 units of 2.0MW wind turbines, compared to 1,852.0MW in 2014, or 844 units of 1.5MW wind turbines, and 293 units of 2.0MW wind turbines. The increase was primarily due to the combined effects of an increase in number of 2.0MW wind turbines commissioned in 2015 and the overall higher average selling price for wind turbines recognized in 2015. The average selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, increased from RMB3,053 per kW in 2014 to RMB3,161(US$488.0) per kW in 2015, based on the sales contracts we entered into in relevant periods. The average selling price for our 2.0MW wind turbines was RMB3,047 per kW and RMB3,142(US$485.0) per kW in 2014 and 2015, respectively. The increase in selling prices was principally due to the overall increased market demands for wind turbines.

We derived revenue of RMB141.0 million and RMB307.3 million (US$47.4 million) from sales of raw materials and electronic equipment in 2014 and 2015, respectively. The increase was mainly benefited from the sales of raw materials and electronic equipment by RENergy of RMB67.9 million (US$10.5 million) after our acquisition in May 2015 and the increase in sales of blades by RMB42.9 million (US$6.6 million).

Our revenue derived from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and the amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB82.4 million and RMB106.5 million (US$16.4 million) in the years ended December 31, 2014 and 2015, respectively. The increase was primarily due to more wind turbines reached warranty period during 2015.

We recognized revenue in connection with sales of wind turbines to 22 end customers in the year ended December 31, 2014. Our largest and top five customers in 2014, in terms of revenue recognized, together with their respective affiliates, contributed approximately 21.7% and 69.4% of our total revenue for the year, respectively. We recognized revenue in connection with sales of wind turbines to 26 end customers in the year ended December 31, 2015. Our largest and top five customers in 2015, in terms of revenue recognized, together with their respective affiliates, contributed approximately 16.7% and 59.3% of our total revenue for the year ended December 31, 2015, respectively.

In addition, under our integrated wind farm projects, we were engaged in the supervision and management of the construction of certain wind farms and we derived revenue from such project design and coordination services based on a project-by-project basis. We recognized revenue of RMB14.7 million and RMB11.9 million (US$1.8 million) in 2014 and 2015, respectively, from project design and coordination services.

Cost of sales

Our cost of sales increased from RMB5,059.4 million for the year ended December 31, 2014 to RMB5,696.4 million (US$879.4 million) for the year ended December 31, 2015, primarily due to the increase in wind turbines (as measured by designed power output) commissioned for the year ended December 31, 2015. Our cost of sales as a percentage of total revenue was 86.2% and 83.8% for the years ended December 31, 2014 and 2015, respectively.

Gross profit and gross margin

Our gross profit was RMB1,100.7 million (US$169.9 million) for the year ended December 31, 2015, representing an increase of 35.4% from RMB813.1 million in 2014. Gross margin was 16.2% for the year ended December 31, 2015, compared to 13.8% for the year ended December 31, 2014. The increase in gross profit was primarily due to (i) the average selling price for our 1.5MW wind turbines increased from RMB3,053 per kW in 2014 to RMB3,161(US$488.0) per kW in 2015, the average selling price for our 2.0MW wind turbines increased from RMB3,047 per kW in 2014 to RMB3,142 (US$485.0) per kW in 2015, and (2) the synergy effect in reduction in cost of electrical components as a result of the acquisition of RENergy in May 2015.

Other income

Other income increased by RMB67.2 million (US$10.4 million) from RMB33.1 million for the year ended December 31, 2014 to RMB100.3 million (US$15.5 million) for the year ended December 31, 2015, primarily due to more government grants recognized as other income during the year. Other income in 2015 primarily represented government grants recognized as income of RMB75.9 million (US$11.7million) and RMB20.0 million (US$3.1 million) of reimbursement that we received from our ADS depositary.

Selling and distribution expenses

Our selling and distribution expenses were RMB325.5 million (US$50.2 million) for the year ended December 31, 2015, compared to RMB237.2 million for the year ended December 31, 2014, representing an increase of 37.2%. The increase was primarily attributable to (i) the increase in transportation fee by RMB84.1 million (US$13.0 million) as a combined effect of the increased number of wind turbines and blades delivered and longer transportation distance was required for some projects, 1,256 units of wind turbines and 1,314 sets of wind turbine blades were delivered in 2015 while 1,041 unites of wind turbines and 1,008 sets of wind turbine blades were delivered in 2014; and (ii) there is an increase in share-based compensation expense as a result of treasury stocks and share options awarded to certain management personnel in December 2015, which resulted in an increase of RMB5.1 million (US$0.8 million).

Administrative expenses

Our administrative expenses were RMB467.7 million (US$72.2 million) for the year ended December 31, 2015, compared to RMB243.1 million for the year ended December 31, 2014, representing an increase of 92.4%. The increase in administrative expenses was mainly due to the combined effect of (i) additional provision for doubtful trade and other receivables of RMB137.7 million (US$21.3 million) being made in 2015 as compared to RMB3.6 million provision reversed in 2014; (ii) an increase in share-based compensation expense by RMB29.2 million (US$4.5 million) compared to 2014 mainly due to treasury stocks and share options awarded to certain management personnel in July and December 2015; (iii) an increase in staff costs of RMB18.4 million (US$2.8 million) due to the increased employee headcount for expansion of Beijing Jieyuan, a wholly owned subsidiary of us and as a result of our acquisition of RENergy.

Research and development expenses

Research and development expenses were RMB94.0 million (US$14.5 million) for the year ended December 31, 2015, compared to RMB89.5 million for the year ended December 31, 2014, representing an increase of 5.0%. The increase was due to more research and development activities carried out in 2015.

Impairment loss on investments in joint ventures

In 2015, considering the operating result of our certain joint ventures that were below our expectation, we carried out an impairment test on investment in joint ventures and the recoverable amount of those investments was determined based on value in use using the discounted estimated future cash flows. We recognized RMB46.5 million (US$7.2 million) of such impairment loss for the year ended December 31, 2015. There was no impairment loss on investments in joint ventures for the year ended December 31, 2014.

Profit from operations

As a result of the foregoing, we recorded profit from operations of RMB313.7 million (US$48.4 million) for the year ended December 31, 2015, representing an operating margin of 4.6%, compared with a profit from operations of RMB276.4 million for the year ended December 31, 2014, representing an operating margin of 4.7%.

Net finance (expenses) / income

Net finance income amounted to RMB17.9 million (US$2.8 million) for the year ended December 31, 2015 compared to net finance expenses of RMB5.0 million for the year ended December 31, 2014. This increase was mainly because (i) finance expenses decreased from RMB173.6 million for the year ended December 31, 2014 to RMB107.8 million (US$16.6 million) for the year ended December 31, 2015, which was primarily due to the repayment of RMB1 billion of our medium-term notes that matured on January 12, 2015, (ii) we did not recognize the finance income of RMB12.1 million (US$1.9 million) in respect of certain wind farms of our EPC joint ventures in the fourth quarter of 2015 became their operation results were below our expectation; and (iii) there was a decrease in interest income from bank deposits and loans by RMB29.7 million (US$4.6 million) due to less loans extended by us in 2015.

Gain on loss of control of subsidiaries

Gain on loss of control of subsidiaries of RMB124.5 million was recognized in 2014 as a result of our deconsolidation of GWPL since January 1, 2014. There was no such gain in 2015.

Share of loss of equity-accounted investees

We acquired equity investments with respect to a 33.0% equity interest in Inner Mongolia Mingyang Wind Power Equipment Co., Ltd., or Inner Mongolia Equipment, in July 2010, and a 37.0% equity interest in Huaneng Mingyang New Energy Investment Co., Ltd., or Huaneng Mingyang, in August 2012. We acquired a 25% equity interest in Guangdong Huadi New Energy Investment Management Co., Ltd., or Guangdong Huadi, in May 2013 and a 25% equity interest in Zhonghe Henan Renewable Energy Co., Ltd., or Zhonghe Henan, in June 2013. We acquired a 29.51% equity interest in Mingwu Xinyuan Investment Co., Ltd., or Mingwu Xinyuan, in September 2014 and 28% equity interest in Kaiwu Changsheng Investment Co., Ltd., Kaiwu Changsheng, in January 2015. In November 2015, 28% equity interest in Guangdong Oriental Millennium Renewable Energy Industry Fund Management Co., Ltd., or Oriental Millennium, was acquired. In May 2013, we held 97.5% equity interest in Datang Gongcheng New Energy Co., Ltd., or Datang Gongcheng. In 2015, the share of loss for Huaneng Mingyang, Mingwu Xinyuan and Kaiwu Changsheng was RMB541 thousand (US$83.5 thousand), RMB1.7 million (US$0.3 million) and RMB648 thousand (US$100.0 thousand). The share of profit for Guangdong Huadi and Datang Gongcheng was RMB27 thousand (US$4.2 thousand), and RMB446 thousand (US$68.9 thousand), respectively.

Profit before income tax

As a result of the foregoing, we generated profit before income tax of RMB282.9 million (US$43.7 million) for the year ended December 31, 2015, compared to a profit before income tax of RMB399.0 million for the year ended December 31, 2014.

Income tax expense

We recorded income tax expense of RMB47.0 million (US$7.3 million) for the year ended December 31, 2015, compared to income tax expense of RMB44.5 million for the year ended December 31, 2014. The effective tax rate was 16.6% for the year ended December 31, 2015, which differed from PRC statutory enterprise income tax rate of 25%, mainly due to the preferential income tax rate of certain subsidiaries that were qualified as advanced and new technology enterprises. The effective tax rate was 11.2% for the year ended December 31, 2014. The lower effective tax rate in 2014 was mainly as a result of non-taxable gain on loss of control of subsidiary of RMB124.5 million, as well as the preferential income tax rate of certain subsidiaries that were qualified as advanced and new technology enterprises.

Profit for the year

As a result of the foregoing, we generated profit of RMB235.9 million (US$36.4 million) for the year ended December 31, 2015, representing a profit margin of 3.5%, compared to a profit of RMB354.5 million for the year ended December 31, 2014, representing a profit margin of 6.0%.

Comparison of Years Ended December 31, 2014 and December 31, 2013

Revenue

Our total revenue was RMB5,872.4 million for the year ended December 31, 2014, representing an increase of 106.4% from RMB2,844.8 million for the year ended December 31, 2013.

Revenue derived from sales of wind turbines was RMB5,634.4 million in 2014, compared to RMB2,688.8 million in 2013. Wind turbines for which revenue was recognized in 2014 amounted to an equivalent wind power project output of 1,852.0MW, or 844 units of 1.5MW wind turbines, and 293 units of 2.0MW wind turbines, compared to 872.0MW in 2013, or 455 units of 1.5MW wind turbines, 91 units of 2.0MW wind turbines and 3 units of 2.5MW wind turbines. The increase was primarily due to the combined effects of an increase in number of wind turbines commissioned in 2014. The average selling price for our 1.5MW wind turbines and technical support and maintenance services, excluding VAT, on a per kW basis, was RMB3, 078 per kW in 2013 and RMB3,053 per kW in 2014 respectively, based on the sales contracts we entered into in relevant periods. The average selling price for our 2.0MW wind turbines was RMB3,105 per kW and RMB3,047 per kW in 2013 and 2014, respectively. The increase in number of wind turbines was principally due to the overall increased market demands for wind turbines.

We derived revenue of RMB65.2 million and RMB141.0 million from sales of raw materials and electronic equipment in 2013 and 2014, respectively. The increase was primarily because we imported equipment and sold to a related party, and recognized revenue of RMB129.8 million in 2014.

Our revenue derived from the provision of technical and maintenance support services during the warranty period is determined by the units of wind turbines in warranty period and amount of contract consideration allocated to the provision of technical and maintenance support services. We recognized revenue from the provision of technical and maintenance support services in the amount of RMB90.9 million and RMB82.4 million in the years ended December 31, 2013 and 2014, respectively. The decrease was primarily due to the combined effect of (i) the impact of deconsolidation of GWPL, which recorded revenue of RMB21.7 million of maintenance support services in 2013, and (ii) the increase in the number of wind turbines in warranty period by 377 units as more wind turbines passed preliminary inspection during 2014.

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

In addition, under our integrated wind farm projects, we were engaged in the supervision and management of the construction of certain wind farms and we derived revenue from such project design and coordination services based on a project-by-project basis. In 2014, we recognized revenue of RMB14.7 million from project design and coordination services.

Mingyang Singapore completed the acquisition of GWPL in November 2012 and result in the consolidation of its financial results with ours, we recognized revenue of RMB68.9 million generated from GWPL for the year ended December 31, 2013. We deconsolidated GWPL and accounted for GWPL as a joint venture from January 1, 2014 and revenue generated from GWPL was not consolidated as our revenue in the year ended December 31, 2014.

Cost of sales

Our cost of sales increased from RMB2,582.6 million for the year ended December 31, 2013 to RMB5,059.4 million for the year ended December 31, 2014, primarily due to the increase in the number of units of wind turbines commissioned for the year ended December 31, 2014. Our cost of sales as a percentage of total revenue was 90.8% and 86.2% for the years ended December 31, 2013 and 2014, respectively.

Gross profit and gross margin

Our gross profit was RMB813.1 million for the year ended December 31, 2014, representing an increase of 210.0% from RMB262.3 million in 2013. Gross margin was 13.8%, compared to 9.2% for the year ended December 31, 2013. The increase in gross profit was primarily due to (i) the impact of deconsolidation of GWPL, which recorded a gross loss of RMB66.8 million resulting from the higher costs and write-down on inventories in 2013, which reduced our Group’s gross profit margin by 2.7% in 2013; and (ii) the lower unit cost as a result of scale of economy for more wind turbines commissioned in 2014. The unit costs of 1.5MW wind turbine and 2.0MW wind turbine in 2014 decreased by RMB150.5 thousand and RMB76.3 thousand compared with those in 2013, respectively.

Other income

Other income decreased by RMB11.9 million from RMB45.0 million for the year ended December 31, 2013 to RMB33.1 million for the year ended December 31, 2014, primarily due to less government grants recognized as other income during the year. Other income in 2014 primarily represented government grants recognized as income of RMB27.7 million and RMB5.3 million for insurance claims we received.

Selling and distribution expenses

Our selling and distribution expenses were RMB237.2 million for the year ended December 31, 2014, compared to RMB219.9 million for the year ended December 31, 2013, representing an increase of 7.9%. The increase was primarily attributable to (i) the increase in transportation cost by RMB30.8 million as a combined effect of the increased number of wind turbines delivered and the average lower unit transportation expense incurred as we optimized its production allocation; and (ii) the decrease in other selling and distribution expenses as a result of our cost control measures.

Administrative expenses

Our administrative expenses were RMB243.1 million for the year ended December 31, 2014, compared to RMB445.9 million for the year ended December 31, 2013, representing a decrease of 45.5%. The decrease was primarily attributable to (i) less provision for doubtful trade and other receivables being made in 2014 as compared to 2013, and (ii) our administrative expenses in 2013 included RMB58.8 million incurred by our previously consolidated subsidiary, GWPL, which we deconsolidated since January 1, 2014.

Research and development expenses

Research and development expenses were RMB89.5 million for the year ended December 31, 2014, compared to RMB102.6 million for the year ended December 31, 2013, representing a decrease of 12.8%. The decrease was primarily due to the higher efficiency in our improved research and development processes.

Impairment loss on goodwill and other intangible assets

In the fourth quarter of 2013, we recognized an impairment loss of RMB179.7 million against goodwill and intangible assets in respect of GWPL. Subsequent to our deconsolidation of GWPL since January 1, 2014, no further impairment loss in respect of GWPL was recognized in 2014.

Profit/(loss) from operations

As a result of the foregoing, we recorded profit from operations of RMB276.4 million for the year ended December 31, 2014, representing an operating margin of 4.7%, compared with a loss from operations of RMB640.8 million for the year ended December 31, 2013, representing a negative operating margin of 22.5%.

Net finance expenses

Net finance expenses decreased by RMB76.5 million from RMB81.5 million for the year ended December 31, 2013 to RMB5.0 million for the year ended December 31, 2014. Our finance income decreased by 16.5% from RMB201.9 million for the year ended December 31, 2013 to RMB168.6 million for the year ended December 31, 2014. This decrease was due to the net effect of a gain of fair value change of financial assets of RMB55.1 million in connection with our subscription of shares of Huadian Fuxin Energy Corporation Limited in its initial public offering in the year ended December 31, 2013 and an increase in interest income on deposits with banks from RMB63.5 million for the year ended December 31, 2013 to RMB96.6 million for the year ended December 31, 2014 for higher average deposits balances in 2014. Finance expenses decreased from RMB283.4 million for the year ended December 31, 2013 to RMB173.6 million for the year ended December 31, 2014, which was primarily due to the interest expenses of RMB90.4 million incurred by GWPL for the year ended December 31, 2013, which was deconsolidated since January 1, 2014.

Gain on loss of control of subsidiaries

Gain on loss of control of subsidiaries of RMB124.5 million was recognized in 2014 as a result of our deconsolidation of GWPL since January 1, 2014, which represented (a) the difference between the carrying amount of net liabilities of GWPL, including goodwill allocated to it, and the carrying amount of GWPL’s non-controlling interest, and the carrying amount of GWPL as a joint venture, which was nil, (b) the reclassification of other comprehensive income to profit or loss upon the deconsolidation of GWPL, and (c) the recognition of previously unrealized profit as a result of the sale of wind turbines from our Group to GWPL in 2013.

Share of loss of equity-accounted investees

We acquired equity investments with respect to a 33.0% equity interest in Inner Mongolia Mingyang Wind Power Equipment Co., Ltd., or Inner Mongolia Equipment, in September 2010, and a 37.0% equity interest in Huaneng Mingyang New Energy Investment Co., Ltd., or Huaneng Mingyang, in November 2012. We acquired a 25% equity interest in Guangdong Huadi New Energy Investment Management Co., Ltd., or Guangdong Huadi, in May 2013 and a 25% equity interest in Zhonghe Henan Renewable Energy Co., Ltd., or Zhonghe Henan, in August 2013. Our share of loss relating to Huaneng Mingyang amounted to RMB1.0 million and our share of profit relating to Guangdong Huadi was RMB0.3 million in 2014, respectively. Our share of loss relating to Inner Mongolia Equipment and Huaneng Mingyang amounted to RMB1.8 million and RMB2.1 million in 2013, respectively.

Profit/(loss) before income tax

As a result of the foregoing, we generated profit before income tax of RMB399.0 million for the year ended December 31, 2014, compared to a loss before income tax of RMB725.9 million for the year ended December 31, 2013.

Income tax (expense)/benefit

We recorded income tax expense of RMB44.5 million for the year ended December 31, 2014, compared to income tax benefit of RMB78.4 million for the year ended December 31, 2013, primarily due to profit before tax recorded in 2014. The effective tax rate was 11.2% for the year ended December 31, 2014, which differed from PRC statutory enterprise income tax rate of 25%, mainly due to the non-taxable gain on loss of control of subsidiaries, as well as the preferential income tax rate of certain subsidiaries that were qualified as advanced and new technology enterprises.

Profit/(loss) for the year

As a result of the foregoing, we generated profit of RMB354.5 million for the year ended December 31, 2014, representing a profit margin of 6.0%, compared to a loss of RMB647.4 million for the year ended December 31, 2013, representing a negative margin of 22.8%.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	516,630	1,643,260	225,171	34,760
Net cash (used in)/generated from investing activities	(176,590)	69,077	(276.377)	(42,665)
Net cash used in financing activities	(835,641)	(351,957)	(425,105)	(65,625)
Net (decrease)/increase in cash and cash equivalents	(507,846)	1,357,962	(471,938)	(72,855)
Cash and cash equivalents at end of year	811,848	2,169,810	1,697,872	262,106

Our working capital requirements vary from period to period depending on manufacturing volumes, the timing of deliveries, our payment cycles to our suppliers and the payment cycles of our customers.

As of December 31, 2015, we had working capital of RMB 639.5 million (US$98.7 million). We believe that our current cash and cash flow generated from operations, bank loans borrowed from commercial banks, the proceeds we received from our initial public offering, and our ability to obtain external financing in the future, will generate sufficient cash to meet our anticipated cash needs, including our cash needs for working capital, research and development expenditures and capital expenditures for the foreseeable future. We may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer. As of December 31, 2015, we have unutilized bank facilities of approximately RMB3,648.4 million (US$563.2 million).

As of December 31, 2015, we had RMB1,697.9 million (US$262.1 million) in cash, RMB426.5 million (US$65.8 million) in restricted cash, RMB658.5 million (US$101.7 million) in outstanding short-term borrowings. Our outstanding short-term borrowings from banks as of December 31, 2015 bore a weighted-average interest rate of 4.82%. Such borrowings were made principally to China Construction Bank, Industrial and Commercial Bank of China and Bank of China. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have negotiated renewal of certain of these borrowings shortly before they mature.

In January 2012, Guangdong Mingyang, one of our primary operating subsidiaries, issued RMB1.0 billion Renminbi-denominated unsecured three-year medium-term notes that repaid on January 12, 2015, bearing a fixed annual coupon rate of 8.5%. In December 2015, Guangdong Mingyang, issued RMB600 million Renminbi-denominated unsecured one-year short-term notes that will mature on December 21, 2016, bearing a fixed annual coupon rate of 6.19%. The total payments of the principal amount and interest are approximately RMB637.1 million (US$98.4 million). We issued the notes mainly for the purpose of managing our working capital.

Our customers make payments in installments. We generally require that the customers to make payments in installments, which generally include an upfront payment of approximately 10% of the sale price of the wind turbines within one month of the signing of the sale agreements; a second payment of approximately 10% to 20% of the sale price of the wind turbines within three months of the signing of the sale agreements and upon receipt by the customers of evidence of supply contracts the we have entered into to fulfill the wind turbine sale agreements; payments of approximately 30% to 60% of the sale price of the wind turbines within one month after each scheduled delivery; payments of approximately 15% to 30% of the sale price of the wind turbines within one month after the wind turbines are installed and have passed the functionality test; and payments of approximately 5% to 40% of the sale price of the wind turbines within one month after the wind turbines have passed the preliminary inspection which is satisfied as a result of passing the durability test. The final 5% to 10%, if any, of the sale price of the wind turbines is retained by the Group’s customers and payable within up to one month after the end of the warranty period, which normally lasts for two to six years after the wind turbines pass the preliminary inspection.

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

Due to the high unit prices of our wind turbines, we usually maintain a high trade receivable balance and our trade receivables are collected over a long period, in accordance with industry practice and contract negotiations. As of December 31, 2013, 2014 and 2015, our trade receivable balance (after allowance for doubtful debts), was RMB4,144.7 million, RMB4,671.0 million and RMB 6,941.4 million (US$1,071.6 million), respectively. The average turnover days of our trade receivables were 550 days and 305 days and 311 days for 2013, 2014 and 2015, respectively. The decrease in average turnover days from 2013 to 2014 was primarily because the customers accelerated the payments due to their improved businesses in a better industrial environment in 2014. The average turnover days were generally stable in 2014 and 2015.

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2015 was RMB225.2 million (US$34.8 million), consisting primarily of (i) profit for the year of RMB235.9 million (US$36.4 million), (ii) an increase in trade and other payables of RMB1,725.3 million( US$266.3 million) mainly due to the increase of purchase volume in 2015, and (iii) an increase in deferred revenue of RMB668.0 million (US$103.1 million) as a result of more wind turbines delivered to wind farms pending for commissioning, partially offset by (i) an increase in trade and other receivables of RMB1902.2 million (US$293.6 million) as a result of more wind turbines delivered and recognized as revenue during the year, and (ii) an increase in inventories of RMB888.4 million (US$137.1 million) because more wind turbines were produced and delivered to wind farms pending for commissioning.

Net cash generated from operating activities for the year ended December 31, 2014 was RMB1,643.3 million, consisting primarily of (i) an increase in trade and other payables of RMB1,710.2 million mainly due to the increase of purchase volume in 2014, (ii) a decrease in inventories of RMB142.2 million as a result of the increased sales volume, and (iii) an increase in deferred income of RMB40.6 million since the discounting impact of retention receivables increased as a result of the increased trade receivables, partially offset by an increase in trade and other receivables of RMB646.3 million and a decrease in deferred revenue of RMB76.3 million, both as a result of more wind turbines delivered and recognized as revenue during the year.

Net cash generated from operating activities for the year ended December 31, 2013 was RMB516.6 million, consisting primarily of (i) an increase in trade and other payables of RMB414.2 million due to our ability to negotiate for longer payment terms with our suppliers, (ii) an increase in deferred revenue of RMB236.4 million resulting from a higher volume of wind turbines delivered but not yet recognized revenue, and (iii) a decrease in trade and other receivables of RMB116.1 million due to our ability to accelerate the collection of trade and other receivables, partially offset by an increase in inventories of RMB224.5 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 was RMB276.4 million (US$42.7 million), consisting primarily of cash used in (i) loans and advances made to related parties of RMB101.5 million (US$15.7 million), (ii) investments made in several joint ventures and associates of RMB70.7 million (US$10.9 million), (iii) purchase of property, plant and equipment of RMB187.5 million (US$28.9 million), and (iv) payment for acquisition of subsidiaries of RMB89.8 million (US$13.9 million) (net of cash acquired), partially offset by cash generated from (i) the collection of loans made to third parties and related parties of RMB122.0 million (US$18.8 million) and RMB80.1 million (US$12.4 million) respectively, and (ii) the interest received of RMB27.0 million (US$4.2 million).

Net cash generated from investing activities for the year ended December 31, 2014 was RMB69.1 million, consisting primarily of cash generated from (i) the collection of loans made to related parties of RMB358.2 million, (ii) the collection of advances made to related parties of RMB113.8 million, (iii) the interest received of RMB55.3 million, and (iv) the collection of loans made to third parties of RMB50.0 million, partially offset by cash used in (i) loans made to related parties of RMB144.1 million, (ii) advances made to related parties of RMB115.7 million, (iii) purchase of property, plant and equipment of RMB103.4 million, (iv) loss control of GWPL of RMB76.6 million, and (v) investments made in associates of RMB45.0 million.

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

Financing Activities

Net cash used in financing activities for the year ended December 31, 2015 was RMB425.1 million (US$65.6 million), consisting primarily of (i) cash used in repayments of bank and other loans of RMB631.9 million (US$97.5 million), (ii) repayment of medium-term notes of RMB1,000.0 million (US$154.4 million), and (iii) interest paid for such loans in the amount of RMB79.7 million (US$12.3 million), partially offset by proceeds from (i) bank and other loans of RMB679.1 million (US$104.8 million), (ii) proceeds from short-term notes issuance of RMB600.0 million (US$92.6 million), and (iii) proceeds from exercise of share options of RMB18.4 million (US$2.8 million).

Net cash used in financing activities for the year ended December 31, 2014 was RMB352.0 million, consisting primarily of cash used in repayments of bank and other loans of RMB833.4 million and interest paid for such loans in the amount of RMB149.5 million, partially offset by proceeds from bank and other loans of RMB631.5 million.

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

Holding Company Structure

We are a holding company with no operations of our own. We conduct our operations in China primarily through our subsidiaries established in China. As a result, we rely on dividends paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50% of its respective registered capital. As of December 31, 2015, the accumulated profits of our PRC subsidiaries, on a consolidated basis under PRC accounting standards, that were unrestricted and were available for distribution amounted to RMB1,092.8 million (US$168.7 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Capital Expenditures

We had capital expenditures of RMB89.1 million, RMB103.4 million and RMB187.5 million (US$28.9 million) for the years ended December 31, 2013, 2014 and 2015, respectively. In 2015, our capital expenditure were primarily used for purchases of production machinery and equipment as well as the wind farm development of Beijing JieyuanXinneng Investment Co., Ltd. In 2014, our capital expenditures were primarily used for purchase of production machinery and equipment, as well as for the development of SCD production technologies. In 2013, our capital expenditures were primarily used to purchase of production machinery and equipment as well as the development of a wind farm in Inner Mongolia. We incurred RMB52.6 million, RMB6.4 million and RMB23.3 million (US$3.6 million) to acquire intangible assets in 2013, 2014 and 2015, respectively. We incurred RMB3.4 million, nil and RMB19.5 million (US$3.0 million) to acquire land use rights for the years ended December 31, 2013, 2014 and 2015, respectively.

We expect our capital expenditures to increase in the future as we implement a business expansion program to capture what we believe to be an attractive market opportunity for our wind turbines. We plan to make investments in wind farms and to own and operate the wind farms to generate revenue from provision of electricity. We expect to spend approximately RMB4,974.6 million (US$767.9 million) in capital expenditures in the year ending December 31, 2016 for construction of wind farms. We also expect to spend approximately RMB122.9 million (US$19.0 million) in the year ending December 31, 2016 in capital expenditures for purchase of production machinery and equipment. We plan to fund the balance of our capital expenditure requirements for 2016 with cash on hand, cash from operations, bank loans borrowed from commercial banks, issuance of corporate bonds, equity offerings and other forms of financing, if necessary.

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

In November and December 2015, RENergy totally obtained bank loans of RMB7.7 million (US$1.2 million) from Nordea bank, which was guaranteed by two third parties.

In September and November 2015, Zhongshan Mingyang Electric Co., Ltd provided a guarantee for RENergy to obtain a bank loan from Shanghai Pudong Development Bank of RMB39.8 million (US$6.1 million).

In December 2015, Tianjin Bonded Zone Investment Guarantee Center provided a guarantee for RENergy to obtain bank loan from Huaxia Bank with the amount of RMB27.0 million (US$4.2 million).

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	15,457	14,087	—	—	29,544
Capital commitments(1)	420,542	—	—	—	420,542
Purchase commitments(2)	1,762,259	—	—	—	1,762,259
Short-term bank and other loans	663,913	—	—	—	663,913
Bond payable(3)	637,140	—	—	—	637,140

Total	3,499,311	14,087	—	—	3,513,398

(1)	Includes the amount of RMB277.2 million (US$42.8 million) for purchase of property, plant and equipment primarily in connection the construction of our production base and wind farms, and RMB143.3 million (US$22.1 million) for investments representing the committed capital contributions to our joint ventures, associates and other equity investment.
(2)	Includes the total amount of licensing fee of €2.3 million (RMB16.3 million) relating to the 6.0MW SCD wind turbine technologies to be paid to Aerodyn Asia.
(3)	Represents the RMB600 million Renminbi-denominated unsecured one-year short-term notes issued by Guangdong Mingyang in December 2015, including interest to be paid at a fixed annual coupon rate of 6.19%.

G.	Safe Harbor

See “Special Note Regarding Forward-looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Chuanwei Zhang(1)	54	Chairman of the board of directors and chief executive officer
Jianren Wen(1)	45	Director and president
Zhongmin Shen(3)	52	Vice chairman of the board of directors
Jinfa Wang(3)	52	Director and senior vice president in charge of general administration, human resources and government resources
Longgen Zhang(1)(2)	52	Independent director
Dabing Zhou(2)(3)	71	Independent director
Stephen Markscheid(2)	62	Independent director
Ng Kwok Yin, Ricky	40	Chief financial officer
Qiying Zhang	38	Chief technology officer
Jiawan Cheng	53	Chief operation officer
Yunshan Jin	52	Vice president in charge of domestic sales and marketing
Pu Yang	44	Vice president in charge of marketing and marketing director
Yuanfeng Fan	47	Vice president in charge of investment, financing, cost and capital control
Limin Wang	49	Vice president in charge of EPC
Ronghua Zhu	39	Vice president in charge of offshore engineering

(1)	Corporate governance and nominating committee members
(2)	Audit committee members
(3)	Compensation committee members.

Mr. Chuanwei Zhang founded our company in June 2006 and has served as our chairman and our executive officer since then. Mr. Zhang founded Mingyang Electrical Appliances in 1993 and served as its general manager. He founded Mingyang Electrical in 1995 and served as its general manager until October 2007. Prior to founding Mingyang Electrical, Mr. Zhang served as a general manager in charge of the overall strategy, management and administration of the company at Zhuhai Fengze Electrical Appliance Co., Ltd., a Sino-foreign joint venture that develops and sells high voltage switch cabinets, from 1990 to 1993. From 1988 to 1990, Mr. Zhang served as an assistant factory manager and office manager in charge of general operation at the General Factory of High Voltage Switches located in Xinyang City, Henan Province, China. Mr. Zhang has also served as the chairman of the board of directors of several related companies, including Mingyang Longyuan, a company that manufactures renewable energy equipment, since 2004, Mingyang Energy Investment since 2007, Mingyang New Energy since 2008 and RENergy since 2008. In addition, Mr. Zhang currently serves as a representative of the National People’s Congress, a member of the standing committee of the Guangdong Province Zhongshan City People’s Congress, the vice chairman of Guangdong Federation Chamber of Industry & Commerce, the chairman of Guangdong Electric Industry Association, and a member of Tianjin Binhai New Area People’s Political Consultative Conference.

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

Mr. Zhongmin Shen has served as the Company’s vice chairman since July 2015. Mr. Zhongmin Shen has abundant experience in management and investment both in independent power and clean energy sectors. Prior to joining the Company, he served as a managing director of Olympus Capital’s Asia Environment Partners (“Olympus”) from November 2014 to June 2015. He was a partner of Hudson Clean Energy Partners (“Hudson”), a global private equity fund focusing on clean energy and technologies, from June 2011 to November 2014. Mr. Shen served as the chief executive officer of Huaneng Invesco WLR Investment Consulting Company Limited, a joint venture between Huaneng Capital Services and Invesco WLR, from September 2008 to June 2011. He served as a managing director of CLP Holdings Limited from August 2006 to August 2008. He was an executive director and chief operating officer of China Resources Power Holdings Company Limited from March 2003 to July 2006.

Mr. Jinfa Wang joined the Company in 2008 and has served as the Company’s senior vice president in charge of general administration, human resource and government resources since February 2012 and was in charge of SCD industrialization and government resources from January 2011 to February 2012. Mr. Wang has served as the Company’s director since October 2014. He was the Company’s senior vice president in charge of general administration and human resources from 2008 to January 2011. Prior to joining the Company, Mr. Wang served as a deputy general manager of Mingyang Electrical from 2000 to 2008. From 1998 to 1999, Mr. Wang served as a deputy general manager in charge of technology development, quality control and manufacturing at Henan Xinkai Electrical Appliance Co., Ltd., a company that manufactures mid to low voltage electricity transmission system. From 1986 to 1997, Mr. Wang served as a factory manager in charge of general operation at the vacuum switch branch of General Factory of High Voltage Switches

Mr. Longgen Zhang has served as our independent director since November 2014. He is also currently an independent director of China Fordoo Holdings Limited (HK: 02399) and a director of JinkoSolar Holding Co., Ltd. (NYSE: JKS), or JinkoSolar, a global leader in the solar industry listed on the NYSE. He was the chief financial officer of JinkoSolar Prior to that, he served as a director and the chief financial officer of Xinyuan Real Estate Co. Ltd. (NYSE: XIN), a company listed on the NYSE, from 2006 to 2008. Mr. Zhang has extensive experience in accounting, financial management and corporate operations and was involved in various private placements, mergers and evaluations, as well as initial public offering projects

Mr. Dabing Zhou has served as our independent director since August 2010. Mr. Zhou was the deputy chairman of board of directors of China Gezhouba (Group) Corporation from 1994 to 1996 and the general manager of Sinahydro Corporation, formerly known as China National Water and Hydropower Engineering Corporation, in 1996. From 1997 to 1999, Mr. Zhou was the general manager of China Anneng Construction Corporation, the deputy general manager of National Power Corporation of China, the predecessor of China Guodian Corporation, from 1999 to 2002, and the deputy manager of China Guodian Corporation from 2002 to 2008. Mr. Zhou is also currently the president of China Society for Hydropower Engineering and the vice president of National Committee on Large Dams of China.

Mr. Stephen Markscheid has served as our independent director since June 2011 and chairman of our audit committee since February 2013. Mr. Markscheid serves a partner at Wilton Partners, a Shanghai-based boutique investment bank, since January 2014. He also has served as a non-executive director of CNinsure Inc., since 2007, JinkoSolar Holding Co., Ltd., since 2009, and ChinaCast Education Corporation, since October 2011, and has served as a trustee of Princeton-in-Asia, since May 2012. Mr. Markscheid was previously a representative of the US-China Business Council from 1978 to 1983, a vice president of Chase Manhattan Bank from 1984 to 1988, a vice president of First Chicago Bank from 1988 to 1993, a case leader of Boston Consulting Group from 1994 to 1997, a director of business development of GE Capital (Asia Pacific) from 1998 to 2001, a senior vice president of GE Healthcare Financial Services from 2003 to 2006, and the chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007.

Mr. Ng Kwok Yin, Ricky has served as the Company’s chief financial officer since November 2014. He served as a vice president of Xing Shi Hui Company Limited, or XSH, from 2013 to 2014 and was responsible for investment and leasing business of investment properties. Mr. Ng has extensive working experience in finance and audit. Prior to joining XSH, he served as the senior audit manager of KPMG, participating in various corporate auditing and initial public offering projects from 1999 to 2012.

Mr. Qiying Zhang joined the Company in February 2014 and has served as the Company’s chief technology officer since June 2014. He was our vice president of engineering and research and development since February 2014 to May 2014. Prior to joining the Company, he served as the chief technology director of Guodian United Power Technology Co., Ltd. Mr. Zhang was a project manager and the technology assistant to the president of Aerodyne Enegiesysteme GmbH Shanghai Representative from 2006 to 2011. Mr. Zhang has extensive working experience in wind turbine design and development.

Mr. Jiawan Cheng joined the Company in 2008 and has been the Company’s chief operation officer since March 2013. Prior to that, he was the Company’s vice president in charge of new business model development since February 2012. He served as the vice president of Mingyang Blade from June 2008 to September 2008 and was concurrently the Company’s vice president in charge of procurement and production from September 2008 to December 2009. Prior to joining the Company, Mr. Cheng served as the general manager in charge of wind turbine commissioning and installation and technology development at Nantong Kailian Wind Power Company, a wind turbine manufacturer, from 2004 to 2008. From 1998 to 2004, Mr. Cheng served as a deputy general manager in charge of equipment procurement at Huaxin Cement Retail Company. From 1993 to 1998, Mr. Cheng served as a manager in charge of equipment procurement and commissioning at Huaxin Cement Company Limited.

Mr. Yunshan Jin has served as the Company’s vice president in charge of domestic sales and marketing since 2008. Prior to joining the Company, Mr. Jin served as a vice president in charge of marketing at Mingyang Electrical from 1997 to 2008. From 1993 to 1997, he was the vice president in charge of quality control and marketing at Mingyang Electrical Appliances. From 1990 to 1993, Mr. Jin was a deputy factory director in charge of marketing at Henan Xinyang Machinery and Equipment Factory.

Mr. Pu Yang joined the Company in October 2001 and has served as the Company’s vice president of marketing and marketing director since November 2013. He had worked as the marketing director, marketing associate director and president assistant of Mingyang Wind Power from 2008 to 2013. Prior to that, he served as the vice president of marketing, the manager of customer service, the manager assistant of human resource and the supervisor of warehouse of Mingyang Electrical Appliance between 2002 and 2008.

Mr. Yuanfeng Fan joined the Company in December 2010 and has served as the Company’s vice president, in charge of investment, financing, cost and capital control since August 2013. He had worked as the president assistant and capital management director of Mingyang Electrical Appliance from 2012 to 2013. Prior to that, he served as the director of Zhongshan, Dongfeng Sub-branch of China Construction Bank between 2009 to 2010.

Mr. Limin Wang joined the Company in September 2013 and has served as the Company’s vice president, in charge of engineering, procurement and construction since then. Prior to joining the Company, he served as the general manager of Heilongjiang Branch of CGN Wind Power Co., Ltd. from 2009 to 2011 and was promoted to the general manager of engineering business department and planning and operation department as well as the board secretary in 2011. Mr. Wang served as the general manager and vice general manager of Guohua Electric Power (Qiqihaer) Wind Power Co., Ltd. and Guohua Electric Power Heilongjiang Jubao Industrial Co., Ltd. from 1999 to 2009. Prior to that, he worked at Heilongjiang Province Local Coal Industrial (Group) Company from 1994 to 1998.

Mr. Ronghua Zhu joined the Company in 2011 and has served as the Company’s vice president in charge of offshore engineering since then. Prior to joining the Company, he was the manager of Great China Offshore Technology Center in China in American Bureau of Shipping from 2010 to 2011, and worked as the offshore engineer in the United States in the same company from 2007 to 2008. During 2005 and 2006, he served as the engineering manager in Trianorglass & Doralco in the United States.

The address of our directors and executive officers is c/o Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

B.	Compensation

Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation, including basic salary and bonus and other benefits, to our executive directors and key management personnel as a group was RMB 14.5 million (US$2.2 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers over the same period.

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

On September 30, 2010, we granted options with an exercise price of US$8.40 to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. On July 8, 2015, we granted options to purchase an aggregate of 5,120,000 ordinary shares to certain directos, officers ans other employees with an excercise price of US$1.29. As of December 31, 2015, the number of total outstanding options granted under our 2010 equity incentive plan was 5,308,437. In addition, in January 2013, we issued 600,000 ordinary shares from our treasure shares to one of our then senior management as awards to his past service. In December 2014, we issued 300,000 ordinary shares from our treasure shares to one of our directors, our executive officers and employees, which were vested and become nonforfeitable immediately upon the grant. In July and December 2015, we issued 250,000 and 2,003,897 ordinary shares, respectively, from our treasury shares to certain directors, executive officers and employees, which were vested and become nonforfeitable immediately upon the grant. Consequently, we incurred share-based compensation expenses in connection with these grants in the amount of RMB33.2 million, RMB14.9 million and RMB49.8 million (US$ 7.7 million) for the years ended December 31, 2013, 2014 and 2015, respectively. We have no service contracts with any of our directors providing for benefits upon termination of employment. The 2010 equity incentive plan expired upon the fifth anniversary.

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

Our board and our compensation committee approved an amendment to our 2010 equity incentive plan on August 27, 2013. Subject to the amendment, the exercise price was adjusted to US$1.29 effective on September 1, 2013. On the same day, we granted an additional 1,840,000 options to purchase our ordinary shares with an exercise price of US$1.29. On July 8, 2015, we granted options to purchase an aggregate of 5,120,000 ordinary shares to certain directos, officers ans other employees with an excercise price of US$1.29. As of December 31, 2015 the number of total outstanding options granted under our 2010 equity incentive plan was 5,308,437.

Authorized and Granted Awards

Options

Our board of directors and shareholders authorized the issuance of up to 5,000,000 ordinary shares upon exercise of awards granted under our 2010 equity incentive plan. On September 30, 2010, we granted options to purchase an aggregate of 4,600,000 ordinary shares under our 2010 equity incentive plan to certain of our directors, officers and other employees. Such options have an exercise price of US$8.40 per ADS, each representing one ordinary share, and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date, and will terminate no later than five years from their grant date. On September 1, 2013, we amended our 2010 equity incentive plan by increasing the total number of shares issuable under the plan to 13,153,897, which may consist, in whole or in part, of authorized and unissued shares, or shares purchased on the open market. On September 1, 2013, we granted an additional 1,840,000 ordinary shares under our 2010 equity incentive plan with an exercise price of US$1. 29. On July 8, 2015, we granted options to purchase an aggregate of 5,120,000 ordinary shares to certain directos, executive officers and other employees with an excercise price of US$1. 29. As of December 31, 2015 the number of total outstanding options granted under our 2010 equity incentive plan was 5,308,437.

The following table summarized the outstanding options we granted to our directors and executive officers under our 2010 equity incentive plan as of the date of this annual report:

Name	Ordinary Shares Underlying Options Granted		Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Chuanwei Zhang		*	US$	1.29	July 8, 2015	July 7, 2019
Jianren Wen		*	US$	1.29	July 8, 2015	July 7, 2019
Zhongmin Shen		*	US$	1.29	July 8, 2015	July 7, 2019
Jinfa Wang		*	US$	1.29	July 8, 2015	July 7, 2019
Ng Kwok Yin, Ricky		*	US$	1.29	July 8, 2015	July 7, 2019
Qiying Zhang		*	US$	1.29	July 8, 2015	July 7, 2019
Jiawan Cheng		*	US$	1.29	July 8, 2015	July 7, 2019
Yunshan Jin		*	US$	1.29	August 27, 2013	December 31, 2016
Pu Yang		*	US$	1.29	July 8, 2015	July 7, 2019
Yuanfeng Fan		*	US$	1.29	July 8, 2015	July 7, 2019
Limin Wang		*	US$	1.29	July 8, 2015	July 7, 2019
Ronghua Zhu		*	US$	1.29	July 8, 2015	July 7, 2019
Other employees as a group (1)	2,180,000		US$	1.29	July 8, 2015	July 7, 2019
	30,001		US$	1.29	August 27, 2013	December 31, 2016

Total	5,308,437

*	Upon the vesting of all options granted would beneficially own less than 1.0% of our total outstanding ordinary shares.
(1)	None of these employees is our director or executive officer.

Issuance of treasury shares

In December 2014, we issued a total 300,000 ordinary shares from our treasury shares to one of our directors, our executive officers and employees, which were vested and become nonforfeitable immediately upon the grant. In July and December 2015, we issued 250,000 and 2,003,897 ordinary shares, respectively, from our treasury shares to certain directors, executive officers and employees, which were vested and become nonforfeitable immediately upon the grant.

Effect of the Going Private Transaction on Outstanding Awards

If the going private transaction described in “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction” is completed, at the effective time of the merger:

(a) each option that is unvested and outstanding immediately prior to the effective time (an “Unvested Company Option”) shall, by virtue of the merger and without any action on the part of the holder thereof, cease to represent a right to purchase shares and shall be converted into an option (a “Parent Option”) to purchase, on substantially the same terms and conditions applicable to each such Unvested Company Option, immediately prior to the effective time (including the same vesting conditions and transfer restrictions), the number of whole ordinary shares of Parent or an affiliate of Parent, rounded down to the nearest whole share, that is equal to the product of (A) the number of shares subject to such Unvested Company Option immediately prior to the effective time, multiplied by (B) a fraction, the numerator of which shall be US$2.51 and the denominator of which shall be the fair market value of an ordinary share of Parent or such affiliate of Parent at the effective time as determined in good faith by the board of directors of Parent or such affiliate of Parent (such fraction, the “Option Exchange Ratio”), at an exercise price per ordinary share of Parent or such affiliate of Parent (rounded up to the nearest whole cent) equal to (x) the exercise price for each such share subject to such Unvested Company Option immediately prior to the effective time divided by (y) the Option Exchange Ratio;

(b) each restricted share award that is outstanding at the effective time shall, by virtue of the merger and without any action on the part of the holder thereof, cease to represent a restricted stock unit award with respect to shares and shall be converted into and thereafter evidence a restricted stock unit with respect to ordinary shares of Parent or an affiliate of Parent (each, a “Rollover RSU”) with respect to the number of whole ordinary shares of Parent or such affiliate of Parent (rounded down to the nearest whole share) that is equal to the product of (i) the number of shares underlying the restricted share award immediately prior to the effective time and (ii) a fraction, the numerator of which shall be US$2.51, and the denominator of which shall be the fair market value of an ordinary share of Parent or such affiliate of Parent as of the effective time. Each Rollover RSU shall be subject to the same terms and conditions as applied to the corresponding restricted share award immediately prior to the effective time, including the terms and conditions set forth in the 2010 share incentive plan; and

(c) each option that is outstanding immediately prior to the effective time Agreement (a “Vested Company Option”) shall be cancelled upon the effective time and each former holder of a Vested Company Option shall, in exchange therefor, be paid as soon as practicable after the effective time (without interest), a cash amount equal to the product of (i) the excess, if any, of US$2.51 over the exercise price of such Vested Company Option and (ii) the number of shares underlying such Vested Company Option, net of any applicable withholding taxes; provided that if the exercise price of any such Vested Company Option is equal to or greater than US$2.51, such Vested Company Option shall be cancelled without any payment therefor.

Employee Pension and Other Retirement Benefits

We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on certain percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time. Our total contribution for such employee benefits as required by applicable PRC regulations amounted to RMB22.3 million, RMB28.3 million and RMB50.8 million (US$7.8 million) for 2013, 2014 and 2015, respectively, which were recorded in our cost of sales, operating expenses and inventory. Up to December 31, 2015, the aggregate amount due approximately RMB19.9 million remained outstanding. Such amounts were recorded as accrued expenses and other payables. Currently we do not have plans to settle such underpayments. Under PRC laws and regulations, any failure to make requisite contributions may subject us to a late fee and persons in charge may be subject to fines ranging from RMB1,000 to RMB10,000, imposed by administrative authorities or labor arbitrations and relevant employees may claim compensation from us. Such fines or other penalties may be imposed upon us for a period of up to two years from the time of violation.

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

Audit Committee

Our audit committee currently consists of Messrs Stephen Markscheid, Dabing Zhou and Longgen Zhang. Mr. Stephen Markscheid is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Messrs Stephen Markscheid, Dabing Zhou and Longgen Zhang on the audit committee satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Compensation Committee

Our compensation committee currently consists of Messrs Jinfa Wang, Dabing Zhou and Zhongmin Shen. Mr. Jinfa Wang is the chairman of our compensation committee. Our board of directors has determined that Mr Dabing Zhou of the compensation committee satisfies the requirement for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee currently consists of Messrs Chuanwei Zhang, Jianren Wen and Longgen Zhang. Mr. Chuanwei Zhang is the chairman of our corporate governance and nominating committee. Our board of directors has determined that Messrs Longgen Zhang of the corporate governance and nominating committee are “independent directors” within the meaning of Section 303A of the NYSE Listed Company Manual. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Special Committee

In November 2015, in response to the preliminary non-binding proposal letter from Mr. Chuanwei Zhang, our board of directors formed a special committee of independent directors consisting of two independent disinterested directors of the Company, Mr. Dabing Zhou and Mr. Stephen Markscheid, to consider the proposal. See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”

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

We had 2,413, 3,513 and 4,379 employees as of December 31, 2013, 2014 and 2015, respectively. We do not have any part-time employees. The following table sets forth the number of our employees in each of our areas of operations and as a percentage of our total workforce as of December 31, 2015. We increased new hires in 2015 to continue to support our business growth. In addition, the increase in the number of our employees was also due to our acquisition of RENergy in 2015.

Department	Number of Employees	Percentage of total
Manufacturing and assembly	2,170	49.6%
Research and development and technology support	399	9.1%
Engineering and service	1,024	23.4%
Management and administration	407	9.3%
Operations and quality control	181	4.1%
Logistic and support staff	65	1.5%
Marketing and sales	84	1.9%
Procurement	49	1.1%

Total	4,379	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. For each person and group named in the table below, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the number of ordinary shares issued and outstanding and the number of ordinary shares such person or group has the right to acquire upon the exercise of any options within 60 days after the date of this annual report. The number of ordinary shares outstanding as of March 31, 2016 was 158,218,876.

Shares Beneficially Owned
	Number		%
Directors and Executive Officers:
Chuanwei Zhang(1)	52,602,233		33.2
Jianren Wen		*		*
Zhongmin Shen		*		*
Jinfa Wang		*		*
Longgen Zhang	—		—
Dabing Zhou	—		—
Stephen Markschied	—		—
Ng Kwok Yin, Ricky		*		*
Qiying Zhang		*		*
Jiawan Cheng		*		*
Yunshan Jin		*		*
Pu Yang		*		*
Yuanfeng Fan		*		*
Limin Wang		*		*
Ronghua Zhu		*		*
All directors and executive officers as a group	55,424,737		34.8
Principal Shareholders:
Ling Wu(2)	52,428,899		33.1
Rich Wind Energy Three(3)	19,755,000		12.5
First Windy(4)	8,976,300		5.7

*	Beneficially owns less than 1.0% of our outstanding ordinary shares.
(1)	Includes (i) 19,755,000 ordinary shares held by Rich Wind Energy Three and 8,976,300 ordinary shares held by First Windy, (ii) 3,158,293 ordinary shares in the form of ADSs held by Mr. Zhang purchased in a series of open market purchases, (iii) 20,539,306 ordinary shares directly held by Ms. Ling Wu, Mr. Zhang’s spouse, and (iv) 173,334 ordinary shares issuable upon the exercise of options held by Mr. Zhang exercisable within 60 days from the date of this annual report. Each of Rich Wind Energy Three and First Windy is a British Virgin Islands Company. Rich Wind Energy Three is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three. First Windy is wholly owned by Mr. Zhang and Mr. Zhang is the sole director of First Windy. Mr. Zhang’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.
(2)	Includes (i) 19,755,000 ordinary shares held by Rich Wind Energy Three and 8,976,300 ordinary shares held by First Windy, (ii) 3,158,293 ordinary shares in the form of ADSs held by Mr. Zhang purchased in a series of open market purchases, and (iii) 20,539,306 ordianry shares directly held by Ms. Wu. Each of Rich Wind Energy Three and First Windy is a British Virgin Islands Company. Rich Wind Energy Three is wholly owned by Ms. Ling Wu, Mr. Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three. First Windy is wholly owned by Mr. Zhang and Mr. Zhang is the sole director of First Windy. Ms. Wu’s business address is Jianye Road, Mingyang Industry Park, National Hi-Tech Industrial Development Zone, Zhongshan, Guangdong 528437, People’s Republic of China.

(3)	Rich Wind Energy Three, a British Virgin Islands company, is wholly owned by Ms. Ling Wu, Mr. Chuanwei Zhang’s spouse. Ms. Wu is the sole director of Rich Wind Energy Three and has the voting and investment power with respect to our ordinary shares held by Rich Wind Energy Three. The business address of Rich Wind Energy Three is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(4)	First Windy, a British Virgin Islands Company, is wholly-owned by Mr. Chuanwei Zhang. Mr. Zhang is the sole director of First Windy and has the voting and investment power with respect to our ordinary shares held by First Windy. The business address of First Windy is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

As of the date of this annual report, Citibank, N.A.—Hong Kong, as the custodian on behalf of Citibank, N.A., as depositary, held 100,080,403 ordinary shares, or approximately 63.3% of our total issued and outstanding ordinary shares, under our ADS program. In addition to Citibank, N.A., we have 1 registered holder of record in the United States. Since our ADSs may be held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

None of our major shareholders have different voting rights from those of our other shareholders. To the best of our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the going private transaction as disclosed in “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”

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

Purchase of Raw Materials and Components

At the early stage of our operation, Mingyang Electrical also entered into raw material and component purchase contracts on our behalf before we completed relevant procedures with foreign exchange authorities for importing such raw materials and components. We in turn purchased raw materials and components from Mingyang Electrical in the amount of RMB2.2 million in the year ended December 31, 2010. Mingyang Electrical did not retain agent fees in connection with these purchases. We entered into supply contracts with Mingyang Electrical to purchase raw materials directly in the amount of RMB48.3 million, RMB37.5 million and RMB129.5 million (US$20.0 million) in the years ended December 31, 2013, 2014 and 2015, respectively. Total trade and other payables to Mingyang Electrical in connection with these raw material and component purchases were RMB58.7 million and RMB70.3 million (US$10.9 million) as of December 31, 2014 and 2015, respectively.

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

During the years ended December 31, 2013, 2014 and 2015, we engaged Inner Mongolia Equipment to process wind turbines for wind farm projects and were charged processing fees of RMB24.2 million, RMB11.8 million and RMB 21.4 million (US$3.3 million), respectively.

We provided interest-free advances of RMB21.3 million, RMB34.1 thousand and RMB10.8 million (US$1.7 million) to Inner Mongolia Equipment in 2013, 2014 and 2015, respectively, of which RMB49.8 million, RMB8.8 million and RMB19.5 million (US$3.0 million) remained unsettled as of December 31, 2013, 2014 and 2015, respectively.

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

In the year ended December 31, 2014, we entered into an agreement with Inner Mongolia Equipment to net-settle the receivables of RMB41.1 million due from Inner Mongolia Equipment with the same amount of payables due to it.

In December 2014, we entered into a credit assignment agreement with Inner Mongolia Equipment, Inner Mongolia Wind Power and Nanjing High Speed, which became effective after the Board of Directors’ approval on April 2015. Pursuant to the agreement, we would settle the payables of RMB52.1 million which was borne by Inner Mongolia Equipment to Nanjing High Speed, whereas Inner Mongolia Equipment transferred to us the entitlement to collect RMB52.1 million due from Inner Mongolia Wind Power.

Transactions with Mr. Chuanwei Zhang and His Other Controlled Entities

Mr. Chuanwei Zhang is our founder, chairman and chief executive officer. As of the date of this annual report, Mr. Zhang beneficially owned approximately 33.1% our issued and outstanding ordinary shares.

Transactions with RENergy

RENergy engages in the manufacture, sales and research and development of electrical system equipment. We purchased components from RENergy in the amount of RMB451.6 million, RMB794.4 million and RMB260.3 million (US$40.2 million) in the years ended December 31, 2013, 2014 and May 20, 2015, respectively.

We acquired REnergy as our wholly owned subsidiary in May 2015.

Transactions with Ling Wu

We made a consideration of 20,539,306 ordinary shares and RMB213.5 million (US$33.0 million) in cash to Ms. Ling Wu, the sponse of Mr. Chuanwei Zhang and one of the beneficial owners of RENergy, in connection with our acquisition of REnergy in May 2015. As of December 31, 2015, RMB115.6 million (US$17.8 million) remained unpaid after the deduction of unwinding interest of RMB0.9 million (US$0.1 million).

Transactions with Mingyang Longyuan

Mingyang Longyuan Electric Co., Ltd., or Mingyang Longyuan, is a wholly owned subsidiary of Mingyang Electrical, which engages in the manufacture and research and development of high and low voltage frequency converter and electric equipment.

During the years ended December 31, 2013, 2014 and 2015, we provided interest-free advances of RMB1.0 million, RMB0.7 million and RMB0.7 million (US$0.1 million) to Mingyang Longyuan, respectively, of which RMB2.2 million, RMB40.9 thousand and nil were repaid by the end of 2013, 2014 and 2015, respectively. During the years ended December 31, 2013, 2014 and 2015, we purchased raw materials of RMB13.7 million, RMB67.8 million and RMB116.7 million (US$18.0 million) from Mingyang Longyuan, respectively. In 2015, we also purchased maintenance service of RMB 9.1 million (US$ 1.4 million) from Mingyang Longyuan.

In 2015, we sold raw materials to Mingyang Longyuan with the amount of RMB16.8 million (US$2.6 million).

We entered into a lease agreement with Mingyang Longyuan in January 2011 to lease to it a plant with an aggregate gross floor area of approximately 6,120 square meters. The lease term was one year and was renewed in January 2015 to expire in December 2016 with a new aggregate gross floor area of approximately 8,826 square meters. The rent income under the operating lease agreement amounted to RMB1.6 million, RMB0.7 million and RMB1.2 million (US$0.2 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

Transactions with Mingyang Renewable Investment

Mingyang Renewable Investment is 99.0% owned by Mr. Zhang and engages in the provision of investment and consulting services for the energy equipment industry.

In November 2015, we disposed 55% equity interest in Rich Offshore Engineering Ltd. to Mingyang Renewable Investment with the amount of RMB5.5 million (US$0.8 million).

In November 2015, we acquired 28% equity interest in Guangdong Oriental Millennium Renewable Energy Industry Fund Management Co., Ltd. from Mingyang Renewable Investment with the amount of RMB10.0 million (US$1.5 million).

Transactions with Zhuhai Secopower

Zhuhai Secopower Special Type Transformer Co., Ltd., or Zhuhai Secopower, was a 51% subsidiary of Mingyang Longyuan. On December 17, 2014, Mingyang Longyuan transferred its equity interest of Zhuhai Secopower to a third party and as a result, Zhuhai Secopower was no longer a related party of us. We purchased raw materials from Zhuhai Secopower in the amount of RMB10.6 million and RMB12.0 million in the years ended December 31, 2013 and 2014 respectively.

Transactions with Redsolar

Redsolar New Energy Technology Co., Ltd., or Redsolar, is a subsidiary of Mingyang Renewable Investment, an affiliated entity controlled by Mr. Chuanwei Zhang. We entered into purchase and sale agreement for raw materials with Redsolar in 2012 and 2013. In the years ended December 31, 2013, 2014 and 2015, we sold raw materials to Redsolar in a total amount of RMB33.5 million, RMB129.8 million and RMB9.1 million (US$1.4 million), respectively. As of December 31, 2014, the amount due to Redsolar of RMB20.0 million represented the receipts in advance from Redsolar for purchase of raw materials. As of December 31, 2015, the amount due to Redsolar of RMB9.4 million (US$1.5 million) represented the receipts in advance from Redsolar for purchase of raw materials.

We paid miscellaneous expense amounted to RMB4.2 million, RMB6.3 million and RMB7.2 million (US$1.1 million) on behalf of Redsolar, in the years ended December 31, 2013, 2014 and 2015, respectively, among which RMB3.3 million nil and nil had been collected in the years ended December 31, 2013, 2014 and 2015. As of December 31, 2014 and 2015, the amounts due from Redsolar for the miscellaneous expense paid by us on behalf of Redsolar were RMB7.2 million and RMB14.5 million (US$2.2 million), respectively.

In 2015, we prepaid consideration to Redsolar for acquision of Lhasa Redsolar New Energy Technology Co., Ltd. with the amount of RMB108.3 million (US$16.7 million).

We lease approximately 9,223 square meters of our buildings to Redsolar under two lease agreements dated in June 2012 and January 2013, respectively. The lease agreements were renewed in January 2015 to expire in September and December 2015 respectively. The rent income under these operating lease agreements amounted to RMB1.2 million, RMB1.2 million and RMB1.4 million (US$0.2 million) for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the amount due from Redsolar for rent income of RMB1.3 million and RMB2.7 million (US$0.4 million), respectively.

Transactions with Joint Ventures

We established joint ventures primarily to facilitate the EPC arrangements. As of December 31, 2015, we had seven PRC joint ventures, one Indian joint venture, namely GWPL, one Cyprus joint venture, namely MW EP Group, and one Bulgarian joint venture, namely W Power.

Transactions with Zhongdan Ruihao

Zhongdan Ruihao is a joint venture of us, in which we held 90.51% equity interest as of December 31, 2015.

During the years ended December 31, 2013, 2014 and 2015, we provided interest-free advances of nil, RMB59.9 million and nil to Zhongdan Ruihao, respectively. We also provided short-term loans of RMB100.0 million, RMB104.9 million and 24.0 million (US$3.7 million) to Zhongdan Ruihao in 2013, 2014 and 2015, respectively. These short-term loans bore an interest rate of 5.6%, 5.6% and 10% per annum and the interest income for the years ended December 31, 2013, 2014 and 2015 amounted to RMB0.6 million, RMB1.8 million and RMB0.3 million (US$46.3 thousand), respectively.

As of December 31, 2014 and 2015, the amount due to Zhongdan Ruihao of RMB24.0 million (US$3.7 million) represented the guarantee deposit payable to Zhongdan Ruihao. During the year ended December 31, 2012, we pledged RMB24.0 million as security for Zhongdan Ruihao’s bank loan. To mitigate our risk exposure, we received the same amounts from Zhongdan Ruihao.

Transactions with Daqing Dumeng

Daqing Dumeng is a joint venture of us, in which we held 88.89% equity interest as of December 31, 2015.

As of December 31, 2014 and 2015, the trade receivables from the transaction was RMB7.1 million and RMB7.1 million (US$1.1 million), respectively.

In the year ended December 31, 2013, we provided an interest-free advance of RMB2.0 million to Daqing Dumeng to facilitate its temporary capital need, which remained outstanding as of December 31, 2013 and was collected in 2014. We also provided short-term loans of RMB4.5 million with an interest rate of 5.6% and collected during the year ended December 31, 2014.

As of December 31, 2014 and 2015, the amount due to Daqing Dumeng of RMB20.6 million (US$3.2 million) represented the guarantee deposit payable by us to Daqing Dumeng. During the year ended December 31, 2013, we pledged RMB20.6 million to secure Daqing Dumeng’s bank loan. Daqing Dumeng paid us the same amount to mitigate our risk exposure.

Transactions with Daqing Dairy Farm

Daqing Dairy Farm is a joint venture of us, in which we held 88.89% equity interest as of December 31, 2015.

During the year ended December 31, 2013, we entered into wind turbine sale agreements with Daqing Dairy Farm. Pursuant to the agreements, certain wind turbines were delivered to and accepted by Daqing Dairy Farm during the years, for which we recorded trade receivables of RMB46.2 million as of December 31, 2013. During the year ended December 31, 2014, we recognized revenue of RMB160.6 million for sales of wind turbines to Daqing Dairy Farm. As of December 31, 2014 and 2015, trade receivables from these sales were RMB9.3 million (US$1.4 million).

As of December 31, 2014 and 2015, the amount due to Daqing Dairy Farm of RMB22.0 million (US$3.4 million) represented the guarantee deposit payable by us to Daqing Dairy Farm. During the year ended December 31, 2014, we pledged RMB22.0 million to secure Daqing Dairy Farm’s bank loans. Daqing Dairy Farm paid us the same amount to mitigate our risk exposure.

Transactions with Huzhen Dairy Farm

Huzhen Dairy Farm is a joint venture of us, in which we held 88.89% equity interest as of December 31, 2015.

During the year ended December 31, 2012, we entered into a wind turbine sale agreement with Huzhen Dairy Farm. During the year ended December 31, 2013, certain of our wind turbines were delivered to and accepted by Huzhen Dairy Farm, for which we recognized RMB22.2 million trade receivables from Huzhen Dairy Farm. During the year ended December 31, 2014, we recognized revenue of RMB160.5 million for sales of wind turbines to Huzhen Dairy Farm. These was no outstanding trade receivables from these sales as of December 31, 2015.

As of December 31, 2014 and 2015, the amount due to Huzhen Dairy Farm of RMB22.0 million (US$3.4 million) represented the guarantee deposit payable by us to Huzhen Dairy Farm. During the year ended December 31, 2014, we pledged RMB22.0 million to secure Huzhen Dairy Farm’s bank loan. Huzhen Dairy Farm paid us the same amount to mitigate our risk exposure.

Transactions with Xinjiang Wanbang

Xinjiang Wanbang is a joint venture of us, in which we held 61.54% equity interest as of December 31, 2015.

As of December 31, 2014, the amounts due from Xinjiang Wanbang represented short-term loans of RMB20.9 million with an interest rate of 10% per annum, interest receivable of RMB423,000 and interest-free advances of RMB325,000. As of December 31, 2015, the amount due from Xinjiang Wanbang represented short-term loans of RMB21.9 million (US$3.4 million) and interest receivable of RMB3.6 million (US$0.6 million).

We provided short-term loans of RMB18.1 million (US$2.8 million) with an interest rate of 10% per annum to Xinjiang Wanbang in 2015.

We provided interest-free advances of RMB10.2 million, RMB118 thousand and nil to Xinjiang Wanbang for the years ended December 31, 2013, 2014 and 2015, respectively. For the year ended December 31, 2013, RMB10.0 million was collected from Xinjiang Wanbang.

In the year ended December 31, 2012, we entered into a wind turbine sales agreement with Xinjiang Wanbang, for which we recognized revenue of RMB159.4 million in 2013. As of December 31, 2014 and 2015, the RMB17.5 million and RMB18.1 million (US$2.8 million) due from Xinjiang Wanbang represented trade receivables from the sales of wind turbines.

Transactions with Inner Mongolia Wind Power

Inner Mongolia Wind Power is a joint venture of us, in which we held 96.4% equity interest as of December 31, 2015.

During the year ended December 31, 2012, we entered into a wind turbine sale agreement with Inner Mongolia Wind Power, for which we recognized revenue of RMB158.7 million in 2014. Nil revunue was recognized in 2015. As of December 31, 2014 and 2015, the trade receivables from these sales were RMB13.8 million (US$2.1 million).

As of December 31, 2014 and 2015, the amount due to Inner Mongolia Wind Power represented other payable of RMB10,000 (US$1,544).

In the year ended December 31, 2014, we fully collected the short-term loan of RMB185.0 million. We provided short-term loans of RMB13.3 million (US$2.1 million) to Inner Mongolia Wind Power in 2015. This short-term loan bore an interest rate of 5.52% per annum.

Transactions with Datang Gongcheng

Datang Gongcheng is a joint venture of us, in which we held 97.5% equity interest as of December 31, 2015.

During the year ended December 31, 2015, the Group provided short-term loans of RMB25.0 million (US$3.9 million) to Datang Gongcheng with an interest rate of 5.52% per annum and recorded interest income of RMB508,000.

As of December 31, 2015, the amount due from Datang Gongcheng of RMB25.8 million (US$4.0 million) represented loans, interest receivable and interest-free advances.

Transactions with Reliance Capital Limited and its affiliated entity

Reliance Capital Limited is the non-controlling interest holder of GWPL from November 30, 2012 to December 31, 2013. We deconsolidated GWPL and accounted for GWPL as a joint venture from January 1, 2014. Therefore, Reliance Capital became a third party of us.

Transactions with GWPL

In 2015, we sold raw materials to GWPL with the amount of RMB27.2 million (US$4.2 million).

In late 2015, due to the continuing failure of Reliance Capital Limited and GWPL to perform certain of their obligations under the share subscription agreement and the shareholder agreement in connection with GWPL entered into among us, Reliance Capital Limited and GWPL in November 2012, we decided to terminate the agreements. After consulting with our Indian local counsel, we had served a notice of termination to Reliance Capital Limited pursuant to the terms of the agreements in early 2016.

Other Transactions with Certain Directors and Affiliates

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Executive Officers” included elsewhere in this annual report.

Going Private Transaction

See “Item 4. Information on the Company — A. History and Development of the Company — Going Private Transaction.”

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

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.” For the period from October 1, 2010 to April 28, 2016, the trading price of our ADSs on New York Stock Exchange ranged from US$1.06 to US$11.67 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Sale Price
	High	Low
2011	$11.67	$1.18
2012	$3.14	$1.06
2013	$3.52	$1.13
2014	$4.34	$1.97
First Quarter	$4.34	$2.22
Second Quarter	$3.88	$2.16
Third Quarter	$3.61	$2.61
Fourth Quarter	$3.09	$1.97
2015	$3.82	$1.86
First Quarter	$2.44	$2.00
Second Quarter	$3.82	$2.31
Third Quarter	$2.94	$1.86
Fourth Quarter	$2.42	$1.93
October	$2.40	$1.93
November	$2.28	$2.05
December	$2.42	$2.09
2016 (through April 28)	$2.42	$1.99
First Quarter	$2.42	$1.99
January	$2.32	$2.00
February	$2.40	$1.99
March	$2.42	$2.37
Second Quarter (through April 28)	$2.41	$2.37
April (through April 28)	$2.41	$2.37

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary share, have been listed on the New York Stock Exchange since October 1, 2010 under the symbol “MY.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The recognition criteria and procedures for the “advanced and new technology enterprise” under the EIT law were not issued until April 2008. Seven of our subsidiaries, namely Guangdong Mingyang, Jilin Mingyang, Yunnan Mingyang, Tianjin Equipment, Tianjin Blade, Tianjin RENergy and Tianjin RESource Electrical Co., Ltd., or Ttianjin RESource, were granted the “advanced and new technology enterprise” certificates and entitled to the preferential income tax rate of 15% in relevant periods. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation and Incentives—People’s Republic of China.”

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

Fluctuations in the value of the Renminbi may affect the price competitiveness of our products as compared to competing products from multinational turbine manufacturers. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies, including the Euro, could expose us to foreign exchange risk. In addition, our investors could make capital contributions to us in U.S. dollars, Euros and Hong Kong dollars and, accordingly, we may incur foreign exchange losses if there is a delay between the time of such contributions and their conversion into Renminbi. For the year ended December 31, 2013, we incurred foreign currency exchange gains of RMB9.8 million, primarily due to the appreciation of Renminbi against U.S. dollars relating to the short-term loans denominated in U.S. dollars. For the year ended December 31, 2014, we incurred foreign currency exchange losses of RMB3.2 million, primarily due to the depreciation of Euros against Renminbi relating to the bank deposits denominated in Euros. For the year ended December 31, 2015, we incurred foreign currency exchange losses of RMB20.6 million (US$3.2 million), primarily due to the depreciation of Renminbi against U.S. dollars and HK dollars relating to payables and loans denominated in U.S. dollars and HK dollars.

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

	2013			2014			2015
	Appreciation in RMB	Increase/ (decrease) in profit after tax	Increase/ (decrease) in equity	Appreciation in RMB	Decrease/ (increase) in loss after tax	Increase/ (decrease) in equity	Appreciation in RMB	Increase/ (decrease) in profit after tax	Increase/ (decrease) in equity
		(in RMB thousands)	(in RMB thousands)	(in RMB thousands)	(in RMB thousands)	(in RMB thousands)		(in RMB thousands)	(in RMB thousands)
U.S. dollars & HK dollars	3%	4,124	4,124	3%	1,709	1,709	3%	4,570	4,570
Euro	1.5%	(654)	(654)	1.5%	(564)	(564)	1.5%	139	139
Japanese Yen	3%	9	9	3%	—	—	3%	—	—

A weakening of the Renminbi against the above currencies by the same percentage would have had the equal but opposite effect on the above currencies to the amounts shown above, assuming all other variables remain constant.

Historically, we entered into certain foreign exchange forward contracts with financial institutions to manage the exposure to fluctuations in foreign currency exchange rates. In the years ended December 31, 2013, 2014 and 2015, we did not have any outstanding foreign currency forward contract. We have not used any other derivative instruments to hedge our exposure in foreign exchange risk and we do not believe that we currently have any significant direct foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term or long-term borrowings, including bank loans and borrowings from related parties, short-term notes as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. Our interest-bearing loan balance as of December 31, 2013 was RMB2,379.7 million with varying interest rates of 5.4% to 14.5%. Our interest-bearing loan balance as of December 31, 2014 was RMB1,551.2 million with varying interest rates of 6% to 8.5%. Our interest-bearing loan balance as of December 31, 2015 was RMB1,256.2 million (US$193.9 million) with varying interest rates of 1.63% to 6.19%. Our interest-bearing savings accounts had a balance of RMB1,058.5 million, RMB2,476.7 million and RMB2,124.4 million (US$328.0 million) as of December 31, 2013, 2014 and 2015, respectively. Based on the interest-bearing saving account and variable rate bank loans balance as of December 31, 2015, a 1% change in the interest rate would result in an increase or decrease of RMB15.7 million (US$2.4 million) of our total amount of interest income in 2015.

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

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, Consumer Price Index in China increased by 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively.

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

Fee and other payments made by the depositary to us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us. The depositary has reimbursed us approximately US$4.5 million, net of applicable withholding tax in the United States, for expenses related to the administration and maintenance of the ADSs as of December 31, 2015.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2013, 2014 and 2015.

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

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of December 31, 2015.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the COSO.

Based on its assessment, the management concluded that our internal control over financial reporting was effective as of December 31, 2015.

We acquired China Smart Electric Group Limited and its subsidiaries and Hongrun (Huanghua) New Energy Co., Ltd. during 2015, and we excluded from our assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, China Smart Electric Group Limited and its subsidiaries and Hongrun (Huanghua) New Energy Co., Ltd.’s internal control over financial reporting associated with total assets of RMB1,186.2 million (US$183.1 million) (of which RMB543.3 million (US$83.9 million) represents goodwill and intangible assets included within the scope of assessment) and total revenues of RMB65.2 million (US$10.1 million) which were included in our consolidated financial statements as of and for the year ended December 31, 2015.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited China Ming Yang Wind Power Group Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). China Ming Yang Wind Power Group Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of China Ming Yang Wind Power Group Limited’s internal control over financial reporting based on our audit.

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

In our opinion, China Ming Yang Wind Power Group Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

China Ming Yang Wind Power Group Limited acquired China Smart Electric Group Limited and its subsidiaries and Hongrun (Huanghua) New Energy Co., Ltd. during 2015, and management excluded from its assessment of the effectiveness of China Ming Yang Wind Power Group Limited’s internal control over financial reporting as of December 31, 2015, China Smart Electric Group Limited and its subsidiaries and Hongrun (Huanghua) New Energy Co., Ltd.’s internal control over financial reporting associated with total assets of RMB1,186,214,000 (of which RMB543,260,000 represents goodwill and intangible assets included within the scope of assessment) and total revenues of RMB65,249,000 included in the consolidated financial statements of China Ming Yang Wind Power Group Limited and subsidiaries as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of China Ming Yang Wind Power Group Limited also excluded an evaluation of the internal control over financial reporting of China Smart Electric Group Limited and its subsidiaries and Hongrun (Huanghua) New Energy Co., Ltd.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our audit report dated April 29, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 29, 2016

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

	Year Ended December 31,
	2014	2015
	(in RMB thousands)
Audit fees (1)(2)	7,944	7,997
Audit-related fees (3)	2,250	3,250
Tax fees (4)	220	—

Total	10,414	11,247

(1)	Part of audit fees, which are paid in a foreign currency, are translated using the exchange rate at December 31, 2015.
(2)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(3)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2014 and 2015 mainly involve principally fees billed for the performance of certain limited procedures on interim consolidated financial statements.
(4)	“Tax fees” in 2014 represent the fees billed for professional services rendered by our principal auditors for tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, and tax services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 15, 2011, we announced a share repurchase program approved by our board of directors to purchase up to US$50.0 million worth of issued and outstanding ADSs. As of December 31, 2012, an aggregate of 3,153,897 ADSs had been repurchased by us on the open market at prevailing market prices for an aggregate purchase price of approximately US$8.6 million. The repurchases have been made subject to restrictions relating to volume, price and timing in compliance with relevant rules under U.S. securities regulations. Our board of directors periodically reviews our share repurchase program and may authorize adjustments to its terms and size. The share repurchase program may also be suspended or discontinued at any time. We did not repurchase any ordinary shares or ADSs in the years ended December 31, 2013, 2014 and 2015.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1**	Amended and Restated Memorandum and Articles of Association of the Registrant

2.1***	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)

2.2***	Registrant’s Specimen Certificate for Ordinary Shares

2.3****	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

2.4***	Sale and Purchase Agreement among the Registrant and certain shareholders of the Registrant

2.5†	Registration Rights Agreement among the Registrant and certain shareholders of the Registrant

4.1***	Form of Indemnification Agreement with the Registrant’s directors

4.2***	Consignment Design and Development Contract for Wind Energy Converter 1.5MW between Aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine., dated April 19, 2006

4.3***	Translation of 1.5MW Wind Turbine Technology Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd., dated May 20, 2007

4.4***	License Agreement for aeroBlade 1.5 between Aerodyn Energiesysteme GmbH and Mingyang Electrical Appliances Combine, dated June 30, 2007

4.5***	Translation of aeroBlade 1.5 Technology Transfer Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Ming Yang Wind Power Technology Co., Ltd. dated November 16, 2009

4.6***	License Agreement for SCD Technology between Aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 28, 2008

4.7***	Addendum to License Agreement for SCD Technology between Aerodyn Asia Co., Ltd. and Mingyang Electrical Appliances Combine, dated January 18, 2009

4.8***	Supplementary Agreement to the License Agreement for SCD Technology between Aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated July 29, 2010

4.9***	Translation of Toll Manufacturing Agreement between Tianjin RENergy Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated February 27, 2010

4.10***	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated January 18, 2010

4.11***	Translation of Trademark License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated April 30, 2010

4.12***	Translation of Patent License Agreement between Zhongshan Mingyang Electrical Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd., dated October 5, 2006

Exhibit Number	Description of Document

4.13***	Translation of General Contractor Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Xinjiang Huaran Dongfang New Energy Co., Ltd., dated April 30, 2010

4.14***	Translation of Wind Turbine Sales Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Jilin Ruifeng Power Co., Ltd., dated in December 2008

4.15***	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Datang Xiangyang Wind Power Co., Ltd. dated in March 2010

4.16***	Translation of Wind Turbine Sales Contract between Zhongshan Mingyang Electrical Appliances Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in July 2007

4.17***	Translation of Supplemental Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Inner Mongolia Branch of Shanxi Zhangze Electric Power Co., Ltd. dated in March 2010

4.18***	Form of Labor Contract with senior management of Guangdong Mingyang Wind Power Technology Co., Ltd.

4.19***	Translation of Engagement Letter between Guangdong Mingyang Wind Power Technology Co., Ltd. and Mr. Wenqi Wang, dated in June 2006

4.20***	Translation of Strategic Cooperation Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Industrial and Commercial Bank of China, Guangdong Branch, dated in September 2009

4.21***	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. in connection with the lease of part of industrial park, dated in October 2009

4.22***	Translation of Lease Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electric Co., Ltd. in connection with the lease of a part of an assembly plant, dated in April 2009

4.23***	China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan

4.24***	Form of China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan Nonqualified Share Option Agreement

4.25***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in March 2009

4.26***	Translation of Equity Transfer Contract between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. dated in January 2010

4.27***	Translation of Land Use Right Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang dated in January 2010

4.28***	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Rural Cooperative Bank dated in November 2009

4.29***	Translation of Equity Interest Transfer Agreement between Mr. Chuanwei Zhang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

Exhibit Number	Description of Document

4.30***	Translation of Lease Agreement between Jilin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in May 2008

4.31***	Translation of Contractor Agreement between Jinlin Mingyang Wind Power Technology Co., Ltd. and Jilin Datong Group Company Limited dated in June 2008

4.32***	Translation of Sample Purchase Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin RENergy Electrical Co., Ltd. dated in April 2010

4.33***	Translation of Loan Agreement between Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Electric Co., Ltd. dated in January 2009

4.34***	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Co., Ltd. in connection with Guangdong Zhanjiang Wind Farm dated in April 2008

4.35***	Translation of Purchase Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. in connection with Bayinaobao Phase I Wind Farm dated in March 2008

4.36***	Translation of Equity Transfer Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in October 2008

4.37***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Electrical Appliances dated in April 2009

4.38***	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in March 2009

4.39***	Translation of Lease Financing Service Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Mingyang Energy Investment Co., Ltd. dated in December 2009

4.40***	Translation of Supply Contract for Industrial and Mineral Products between Guangdong Mingyang Wind Power Technology Co., Ltd. and Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. dated in April 2010

4.41***	Translation of Equity Interest Transfer Agreement between Mr. Xian Wang and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in July 2008

4.42***	Translation of Share Transfer Agreement between Jilin Datong Group Company Limited and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2010

4.43***	Translation of Loan Agreements between Guangdong Mingyang Wind Power Technology Co., Ltd. and Tianjin Mingyang Energy Investment Co., Ltd. dated in April 2009

4.44***	Translation of Guarantee Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Bank of China dated in October 2009

4.45***	Translation of Guarantee Agreement between Mr. Chuanwei Zhang and Bank of China dated in January 2009

4.46***	Translation of Supplementary Agreement on Equity Investment in Jilin Mingyang Datong between Guangdong Mingyang Wind Power Technology Co., Ltd and Jilin Datong Group Company Limited dated in June 2008

Exhibit Number	Description of Document

4.47***	Translation of Purchase Agreement between Guangdong Mingyang Wind Power Industry Group Co., Ltd. and Zhongshan Mingyang Electrical Appliances Co., Ltd. dated in December 2009

4.48***	Translation of Loan Agreement between Guangdong Mingyang Wind Power Technology Co., Ltd. and Zhongshan Electrical Appliances Co., Ltd. dated in January 2009

4.49†	Translation of Guarantee Agreement between Guangdong Mingyang Longyuan Power and Electrical Co., Ltd. and Bank of China dated in October 2009

4.50†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. for Guangdong Mingyang Wind Power Technology Co., Ltd.

4.51†	Translation of Guarantee Agreement entered into by Zhongshan Mingyang Electrical Appliances Co., Ltd. and Bank of Communications dated in June 2009

4.52†	Translation of Supplementary Agreement to the Patent License Agreement between Zhongshan Mingyang Electrical Appliances Co., Ltd. (the Licensor) and Guangdong Mingyang Wind Power Technology Co., Ltd. (the Licensee) dated in May 2009

4.53††	Translation of Wind Turbine Sales Contract between Inner Mongolia Jingneng Shangdu Wind Power Generation Co., Ltd. and Guangdong Mingyang Wind Power Technology Co., Ltd. dated in April 2008

4.54*	Translation of Wind Turbine Supply Contract between Guangdong Mingyang Group Co., Ltd. And Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. dated in December 2011

4.55*	Translation of Loan Application Letter between Guangdong Mingyang Wind Power Group Co., Ltd. And Inner Mongolia Mingyang Wind Power Equipment Co., Ltd dated in February 2011

4.56*	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. And Zhongshan Mingyang Electrical Appliance Co., Ltd. Dated in June 2011

4.57*	Translation of Subrogation Agreement between Guangdong Mingyang Wind Power Group Co., Ltd. And Zhongshan Mingyang Electrical Appliance Co., Ltd. Dated in June 2011

4.58	Principle Agreement to Terminate the License Agreement for SCD Technology of July 28, 2008 and to Arrange a Joint Development Agreement for SCD Technology with Aerodyn Asia Co., Ltd. and Guangdong Mingyang Wind Power Industry Group Co., Ltd. dated January 30, 2016

4.59	Amendment No. 1 to China Ming Yang Wind Power Group Limited 2010 Equity Incentive Plan

8.1	List of Subsidiaries of the Registrant

11.1†	Code of Business Conduct and Ethics

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG

*	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 30, 2012 and incorporated herein by reference
**	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-34866), dated April 11, 2011 and incorporated herein by reference.
***	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-169256), dated September 7, 2010 and incorporated herein by reference.
****	Previously filed with the Registrant’s registration statement on Form F-6 (File No. 333-169278), dated September 9, 2010 and incorporated herein by reference.
†	Previously filed with the Registrant’s amendment No. 1 to the registration statement on Form F-1/A (File No. 333-169256), dated September 14, 2010 and incorporated herein by reference.
††	Previously filed with the Registrant’s amendment No. 2 to the registration statement on Form F-1/A (File No. 333-169256), dated September 21, 2010 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Ming Yang Wind Power Group Limited

By:	/s/ Chuanwei Zhang
	Name:	Chuanwei Zhang
	Title:	Chief Executive Officer

Date: May 2, 2016

CHINA MING YANG WIND POWER GROUP LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

China Ming Yang Wind Power Group Limited:

We have audited the accompanying consolidated statements of financial position of China Ming Yang Wind Power Group Limited (the “Company”) and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Ming Yang Wind Power Group Limited and its subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 29, 2016

Consolidated Statements of Financial Position as of

December 31, 2014 and 2015

	Note	2014	2015
		RMB’000	RMB’000
Assets
Property, plant and equipment	10	781,224	1,020,170
Intangible assets	11	76,426	637,170
Lease prepayments	12	344,563	337,701
Investments in associates	13	69,936	87,745
Investments in joint ventures	14	867,848	941,696
Other investments		30,000	30,000
Trade and other receivables	16	949,600	1,052,589
Prepayments	17	120,842	265,708
Deferred tax assets	24	222,343	304,619

Non-current assets		3,462,782	4,677,398

Inventories	15	2,015,820	3,052,529
Trade and other receivables	16	4,399,675	6,666,591
Prepayments	17	104,104	83,809
Other current assets	18	15,015	21,604
Pledged bank deposits	19	306,883	426,503
Cash and cash equivalents	20	2,169,810	1,697,872

Current assets		9,011,307	11,948,908

Total assets		12,474,089	16,626,306

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position as of

December 31, 2014 and 2015 (continued)

	Note		2014	2015
			RMB’000	RMB’000
Equity
Issued share capital			864	1,053
Reserves			3,602,949	4,285,264
(Accumulated losses) / retained earnings			(173,829)	58,640

Equity attributable to shareholders of the Company	27		3,429,984	4,344,957
Non-controlling interests			48,169	83,766

Total equity			3,478,153	4,428,723

Liabilities
Deferred tax liabilities	24		13,961	31,259
Provisions	25		198,949	343,802
Trade and other payables	21		298,410	376,183
Deferred income	26		182,958	136,979

Non-current liabilities			694,278	888,223

Trade and other payables	21		5,649,670	8,181,457
Bank and other borrowings	22		551,450	658,541
Bond payable	23		999,749	597,671
Income tax payable	24		44,309	177,850
Provisions	25		301,966	284,571
Deferred income	26		13,201	—
Deferred revenue	16	(d)	741,313	1,409,270

Current liabilities			8,301,658	11,309,360

Total liabilities			8,995,936	12,197,583

Total equity and liabilities			12,474,089	16,626,306

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

for the years ended December 31, 2013, 2014 and 2015

	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000

Revenue	5	2,844,830	5,872,439	6,797,068

Cost of sales	8(b)	(2,582,551)	(5,059,375)	(5,696,352)

Gross profit		262,279	813,064	1,100,716

Other income	6	44,953	33,085	100,252
Selling and distribution expenses	8(b)	(219,890)	(237,178)	(325,483)
Administrative expenses	8(b)	(445,883)	(243,068)	(467,739)
Research and development expenses	8(b)	(102,568)	(89,504)	(94,022)
Impairment loss on goodwill and other intangible assets	8(b)	(179,661)	—	—

(Loss) / profit from operations		(640,770)	276,399	313,724

Finance income		201,859	168,634	125,709
Finance expenses		(283,381)	(173,591)	(107,768)

Net finance (expenses) / income	8(a)	(81,522)	(4,957)	17,941

Impairment loss on investments in joint ventures	8(b)/14(vi)	—	—	(46,500)
Gain on disposal of subsidiaries	8(b)	—	3,786	163
Gain on loss of control of subsidiaries	8(b)	—	124,460	—
Share of loss of equity-accounted investees	13/14	(3,558)	(672)	(2,445)

(Loss) / profit before income tax	8	(725,850)	399,016	282,883

Income tax benefit / (expense)	9	78,417	(44,524)	(46,968)

(Loss) / profit for the year		(647,433)	354,492	235,915

Attributable to:
Shareholders of the Company		(504,179)	358,513	232,469
Non-controlling interests	28	(143,254)	(4,021)	3,446

		(647,433)	354,492	235,915

Basic (loss) / earnings per share (RMB per share)	29	(4.12)	2.90	1.61
Diluted (loss) / earnings per share (RMB per share)	29	(4.12)	2.86	1.60

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2013, 2014 and 2015

	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000
(Loss) / profit for the year		(647,433)	354,492	235,915

Other comprehensive (loss) / income for the year

Items that are or may be reclassified to profit or loss
Foreign operations - foreign currency translation differences, net of nil tax		(8,628)	2,390	20,780
Reclassification of foreign currency differences on loss of control of subsidiaries, net of nil tax		—	(6,871)	—

Total comprehensive (loss) / income for the year		(656,061)	350,011	256,695

Attributable to:
Shareholders of the Company		(517,211)	354,032	253,249
Non-controlling interests	28	(138,850)	(4,021)	3,446

		(656,061)	350,011	256,695

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2013, 2014 and 2015

	Attributable to shareholders of the Company
	Issued share capital		Reserves			Accumulated losses		Non- controlling interests	Total equity
	Number of ordinary shares	Par value amount	Reserves for own shares	Capital reserves	Translation reserves		Subtotal
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2013	125,000,000	850	(55,113)	3,670,380	(61,191)	(28,163)	3,526,763	110,787	3,637,550

Loss for the year	—	—	—	—	—	(504,179)	(504,179)	(143,254)	(647,433)
Other comprehensive (loss) / income	—	—	—	—	(13,032)	—	(13,032)	4,404	(8,628)

Total comprehensive loss	—	—	—	—	(13,032)	(504,179)	(517,211)	(138,850)	(656,061)

Reissue of own shares (Note 27(d)(ii))	—	—	10,485	(5,021)	—	—	5,464	—	5,464
Share-based payment (Note 27(d)(i))	—	—	—	27,781	—	—	27,781	—	27,781
Share options exercised (Note 27(d)(i))	74,100	—	—	586	—	—	586	—	586

Balance as of December 31, 2013	125,074,100	850	(44,628)	3,693,726	(74,223)	(532,342)	3,043,383	(28,063)	3,015,320

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2013, 2014 and 2015 (continued)

	Attributable to shareholders of the Company
	Issued share capital		Reserves
	Number of ordinary shares	Par value amount	Reserves for own shares	Capital reserves	Translation reserves	(Accumulated losses) / retained earnings	Subtotal	Non- controlling interests	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2014	125,074,100	850	(44,628)	3,693,726	(74,223)	(532,342)	3,043,383	(28,063)	3,015,320

Profit / (loss) for the year	—	—	—	—	—	358,513	358,513	(4,021)	354,492
Other comprehensive loss	—	—	—	—	(4,481)	—	(4,481)	—	(4,481)

Total comprehensive (loss) / income	—	—	—	—	(4,481)	358,513	354,032	(4,021)	350,011

Reissue of own shares (Note 27(d)(ii))	—	—	5,242	(1,479)	—	—	3,763	—	3,763
Share-based payment (Note 27(d)(i))	—	—	—	11,143	—	—	11,143	—	11,143
Share options exercised (Note 27(d)(i))	2,255,136	14	—	17,649	—	—	17,663	—	17,663
Reduction of paid-in capital in a subsidiary	—	—	—	—	—	—	—	(48,000)	(48,000)
Loss of control of subsidiaries	—	—	—	—	—	—	—	128,253	128,253

Balance as of December 31, 2014	127,329,236	864	(39,386)	3,721,039	(78,704)	(173,829)	3,429,984	48,169	3,478,153

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

for the years ended December 31, 2013, 2014 and 2015 (continued)

	Attributable to shareholders of the Company
	Issued share capital		Reserves			(Accumulated losses) / retained earnings	Subtotal	Non- controlling interests	Total equity
	Number of ordinary shares	Par value amount	Reserves for own shares	Capital reserves	Translation reserves
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance as of January 1, 2015	127,329,236	864	(39,386)	3,721,039	(78,704)	(173,829)	3,429,984	48,169	3,478,153

Profit for the year	—	—	—	—	—	232,469	232,469	3,446	235,915
Other comprehensive income	—	—	—	—	20,780	—	20,780	—	20,780

Total comprehensive income	—	—	—	—	20,780	232,469	253,249	3,446	256,695

Issue of ordinary shares (Note 4(c)/27(a))	28,574,813	175	—	595,428	—	—	595,603	—	595,603
Reissue of own shares (Note 27(d)(ii))	—	—	39,386	(8,425)	—	—	30,961	—	30,961
Share-based payment (Note 27(d)(i))	—	—	—	18,876	—	—	18,876	—	18,876
Share options exercised (Note 27(d)(i))	2,314,827	14	—	18,423	—	—	18,437	—	18,437
Capital injection in a subsidiary	—	—	—	—	—	—	—	600	600
Acquisition of subsidiaries with non-controlling interests (Note 4(c)/(d))	—	—	—	—	—	—	—	38,536	38,536
Disposal of a subsidiary (Note 8(b)(ii))	—	—	—	—	—	—	—	133	133
Acquisition of non-controlling interests without a change in control (Note 4(c)/28)	—	—	—	(2,153)	—	—	(2,153)	(7,118)	(9,271)

Balance as of December 31, 2015	158,218,876	1,053	—	4,343,188	(57,924)	58,640	4,344,957	83,766	4,428,723

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2013, 2014 and 2015

	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
(Loss) / profit for the year		(647,433)	354,492	235,915
Adjustments for:
Depreciation of property, plant and equipment	10	92,022	86,915	89,496
Amortization of intangible assets	11	40,007	7,711	26,756
Amortization of lease prepayments	12	8,190	7,579	7,862
Loss on disposal of property, plant and equipment		7,586	1,404	4,641
Loss on disposal of lease prepayment	12	—	—	4,165
Share of loss of equity-accounted investees	13/14	3,558	672	2,445
Provisions for allowance for doubtful debts	16(b)/(f)	173,484	13,703	134,989
Addition / (reversal) for provisions of inventories	15(b)	17,525	(10,318)	25,658
Equity settled share-based payment expenses	7	33,245	14,906	49,837
Income from investments in joint ventures	8(a)	(73,570)	(72,000)	(59,902)
Fair value change of financial assets at fair value through profit or loss	8(a)	(55,061)	—	—
Interest income	8(a)	(35,194)	(62,125)	(32,428)
Amortization of discount effect of retention receivables	8(a)	(28,275)	(34,509)	(33,379)
Interest expenses	8(a)	271,987	156,584	87,149
Income tax (benefit) / expense	9	(78,417)	44,524	46,968
Bargain purchase gain	6	(4,869)	—	—
Impairment losses on goodwill and other intangible assets	8(b)	179,661	—	—
Impairment loss on investments in joint ventures	8(b)	—	—	46,500
Gain on disposal of subsidiaries	8(b)	—	(3,786)	(163)
Gain on loss of control of subsidiaries	8(b)	—	(124,460)	—

		(95,554)	381,292	636,509

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2013, 2014 and 2015 (continued)

	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000
Cash flows from operating activities (continued):
Changes in working capital (net of effect of business combinations and disposal / loss control of subsidiaries):
Change in inventories		(224,549)	142,185	(888,390)
Change in trade and other receivables		116,138	(646,307)	(1,902,179)
Change in prepayments		78,688	(13,897)	(61,173)
Change in other current assets		(27,790)	14,941	(2,051)
Change in trade and other payables		414,175	1,710,210	1,725,311
Change in provisions	25	13,561	96,865	66,377
Change in deferred income		7,106	40,666	5,573
Change in deferred revenue	16(d)	236,414	(76,283)	667,957
Income tax paid		(1,559)	(6,412)	(22,763)

Net cash generated from operating activities		516,630	1,643,260	225,171

Cash flows from investing activities:
Decrease / (increase) in pledged bank deposits		30,043	(60,275)	(12,255)
Purchase of property, plant and equipment		(89,136)	(103,383)	(187,539)
Proceeds from sale of property, plant and equipment		9,665	—	2,737
Purchase of intangible assets		(52,614)	(6,420)	(23,283)
Payment for lease prepayments		(3,400)	—	(19,452)
Loan made to third parties		(68,436)	(22,000)	—
Collection of loan made to third parties		—	50,000	122,000
Interest received		47,957	55,347	26,982
Acquisition of subsidiaries, net of cash acquired	4	(4,670)	(2,592)	(89,768)
Additional investments in associates	13	(20,000)	(45,000)	(10,700)
Additional investments in joint ventures	14	(138,000)	—	(60,000)
Proceeds from sale of investments in joint ventures		94,796	—	—
Increase in other investments		(23,053)	—	—

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2013, 2014 and 2015 (continued)

	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000
Cash flows from investing activities (continued):
Proceeds from sale of financial assets at fair value through profit or loss		223,200	—	—
Advances made to related parties	32(a)	(38,829)	(115,657)	(21,060)
Collection of advances made to related parties	32(a)	69,597	113,807	2,803
Loan made to related parties	32(a)	(285,000)	(144,110)	(80,405)
Collection of loan made to related parties	32(a)	50,730	358,200	80,105
Receipt of guarantee deposit from related parties	32(a)	20,560	44,000	—
Loss of control of subsidiaries		—	(76,603)	—
Disposal of subsidiaries, net of cash disposed		—	23,763	(6,542)

Net cash (used in) / generated from investing activities		(176,590)	69,077	(276,377)

Cash flows from financing activities:
Proceeds from short-term notes issuance	23	—	—	600,000
Issuance cost of short-term notes	23	—	—	(2,400)
Proceeds from bank and other borrowings		655,360	631,450	679,050
Repayment of bank and other borrowings		(1,277,259)	(833,378)	(631,859)
Proceeds from borrowings from related parties	32(a)	69,466	—	—
Repayment of borrowings from related parties	32(a)	(4,923)	—	—
Interest paid		(272,901)	(149,499)	(79,662)
Repayment of medium-term notes	23	—	—	(1,000,000)
Financial arrangement fee paid to banks	16(b)	(5,384)	(18,779)	—
Proceeds from exercise of share options		—	18,249	18,437
Acquisition of non-controlling interests without a change in control	4(c)/28	—	—	(9,271)

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

for the years ended December 31, 2013, 2014 and 2015 (continued)

	2013	2014	2015
	RMB’000	RMB’000	RMB’000
Cash flows from investing activities (continued):
Capital injection in a subsidiary by non-controlling interests	—	—	600

Net cash used in financing activities	(835,641)	(351,957)	(425,105)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(12,245)	(2,418)	4,373

Net (decrease) / increase in cash and cash equivalents	(507,846)	1,357,962	(471,938)
Cash and cash equivalents at beginning of year	1,319,694	811,848	2,169,810

Cash and cash equivalents at end of year	811,848	2,169,810	1,697,872

The notes on pages F-14 to F-121 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1	Reporting entity

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

The consolidated financial statements were approved and authorized for issue by Board of Directors on April 29, 2016.

(b)	Basis of preparation and measurement

The consolidated financial statements of the Company as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 comprise the Company and its subsidiaries and the Group’s interests in associates and joint ventures.

The consolidated financial statements have been prepared on a historical cost basis, except for non-derivative financial instruments held for trading, which are measured at fair value on each reporting date.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Renminbi yuan (“RMB”), which is the functional currency of the Group’s entities located in the PRC. The functional currency of the Company is the United States Dollar (“USD” or “US$”) and its financial statements have been translated to RMB in accordance with Note 3(b). All financial information presented in RMB has been rounded to the nearest thousand, unless otherwise indicated.

2	Basis of preparation (continued)

(d)	Use of estimates

The preparation of the consolidated financial statements in accordance with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the realization of deferred tax assets, the useful lives and the recoverability of the carrying amounts of property, plant and equipment and intangible assets (including goodwill), the recoverability of investment in associates and joint ventures, allowance for doubtful debts, the adequacy of inventories provision, the fair value of share-based payment arrangements and the accrual of warranty provisions. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, litigation, legislation and regulations in the alternative energy industry.

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

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 9 and Note 24 – realization of tax losses and other deductible temporary differences and recognition of previously unrecognized tax losses and other deductible temporary differences;

•	Note 10 and Note 11 – useful lives and recoverability of property, plant and equipment and intangible assets (including goodwill);

•	Note 13 and Note 14 – recoverability of investment in associates and joint ventures;

•	Note 15 – write-down of inventories;

•	Note 16 – allowance for doubtful debts; and

•	Note 25 – warranty provisions.

2	Basis of preparation (continued)

(d)	Use of estimates (continued)

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

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 4 – acquisition of subsidiaries; and

•	Note 27(d) – share-based payment arrangements.

(e)	Changes in accounting policies

Except for the changes below, the Group has consistently applied the accounting policies set out in Note 3 to all periods presented in these consolidated financial statements.

The Group has adopted the following amendments to a standard and new interpretation with a date of initial application of January 1, 2015.

•	Annual Improvements to IFRSs 2010–2012 Cycle; and

•	Annual Improvements to IFRSs 2011–2013 Cycle

There are some amendments to a total of nine standards, with changes made to the standards on business combinations and fair value measurement in both cycles. The amendments in IFRS3 Business Combination clarify the classification and measurement of contingent consideration and also clarify the scope exclusion for the formation of joint arrangements. These amendments do not have an impact on the Group’s disclosure of business combination occurred this year as there were no contingent consideration or joint arrangement in such transaction.

3	Significant accounting policies

(a)	Basis of consolidation

(i)	Business combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group (Note 3(a)(ii)). The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (Note 3(h)(ii)). Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

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

Any contingent consideration payable is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

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

Unrealized profits and losses resulting from transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the investees, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss. With respect to the Group’s investments in joint ventures where the contributions (in the form of registered capital interests) are in substance interest bearing advances to the other shareholders of the joint ventures, the profits and losses resulting from sale of wind turbines from the Group to the joint ventures are recognized in the Group’s consolidated financial statements fully rather than only to the extent of unrelated investors’ legal interests in the joint ventures.

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

3	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iv)	Other investments in equity securities (continued)

For investments in equity securities, which are not held for trading or the Group does not have the positive ability and intention to hold to maturity, if such investments do not have a quoted price in an active market for an identical instrument and their fair value cannot otherwise be reliably measured, they are recognized in the consolidated statement of financial position at cost less impairment losses (Note 3(h)). Dividend income from equity securities are recognized in profit or loss when the Group’s right to receive payment is established.

When the investments are derecognised or impaired (Note 3(h)), the cumulative gain or loss recognised in equity is reclassified to profit or loss. Investments are recognized or derecognized on the date the Group commits to purchase or sell the investments or they expire.

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

Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserves, except to the extent that the translation difference is allocated to non-controlling interests.

When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

3	Significant accounting policies (continued)

(c)	Financial instruments

(i)	Non-derivative financial assets

Unless indicated elsewhere, the Group has the following non-derivative financial assets: trade and other receivables, pledged bank deposits, cash and cash equivalents, and financial assets at fair value through profit or loss.

Trade and other receivables are initially recognized at fair value plus any directly attributable transaction costs and thereafter stated at amortized cost using the effective interest method, less allowance for impairment of doubtful debts (Note 3(h)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for doubtful debts.

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

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Non-derivative financial liabilities (continued)

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses (Note 3(h)).

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and any other costs directly attributable to bringing the asset to a working condition for its intended use. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Construction in progress represents wind farms under construction, buildings under construction and equipment pending installation, and is stated at cost less impairment losses (Note 3(h)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

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

Lease prepayments represent cost of land use rights paid to the PRC government authorities. Lease prepayments are stated at cost less accumulated amortization and impairment losses (Note 3(h)). Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives which range from 30 to 50 years.

(f)	Intangible assets and goodwill

(i)	Goodwill

Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses (Note 3(h)). In respect of goodwill arising from associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment, and any impairment loss is allocated to the carrying amount of the investment as a whole. On disposal of or loss of control of a subsidiary during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

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

Other intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (Note 3(h)).

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

Objective evidence that financial assets (including equity securities) are impaired includes:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Group on terms that the Group would not consider otherwise;

•	indications that a debtor or issuer will enter bankruptcy;

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security because of financial difficulties; or

•	observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

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

In assessing collective impairment, the Group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

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

3	Significant accounting policies (continued)

(h)	Impairment (continued)

(i)	Financial assets (continued)

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

Equity instrument granted to the Group’s employees by the Group are accounted for as share-based payment transactions. The grant-date fair value of equity-settled share-based payment awards granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

(j)	Research and development cost

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

A provision for warranty is recognized when the underlying products are sold, based on historical warranty data and taken into consideration warranty provided by the Group’s component suppliers.

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

3	Significant accounting policies (continued)

(l)	Revenue

Revenue is measured at the fair value of the consideration received or receivable. If a contract involves multiple elements, the Group allocates the total consideration to the components based on their respective estimated selling price or fair value. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i)	Sale of wind turbines and provision of maintenance service

The Group’s typical arrangements with customers in respect of wind turbines contain the following two components: (i) the delivery of the wind turbines to the customers’ location and the provision of installation supervision (the “sale of wind turbines”) and (ii) providing technical and maintenance support for a period ranging from two to six years (“maintenance services”). The Group allocates the total consideration to each of the components based on their estimated selling prices, which is determined by applying an appropriate gross profit margin on the estimated costs of the deliverable, and adjusted based on market factors, such as whether the Group should offer lower price in order to maintain good relationship with customers, and whether the other wind turbine suppliers are offering competitive prices to similar customers.

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

(ii)	Sale of raw materials, wind turbine blades and electronic equipment

Provided it is probable that the economic benefit associated with the transaction will flow to the Group, the Group recognizes revenues from the sale of raw materials, wind turbine blades and electronic equipment when the risks and rewards of ownership and title to the raw materials, wind turbine blades and electronic equipment have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

3	Significant accounting policies (continued)

(l)	Revenue (continued)

(iii)	Rendering of project design and coordination services

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

(m)	Government grants

Government grants are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received and that the Group will comply with the conditions associated with the grants. Government grants are then recognized in profit or loss as other income on a systematic basis over the useful life of the asset.

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

(o)	Finance income and expenses

The Group’s finance income and expenses include:

•	interest income;

•	interest expense;

•	the net gain or loss on financial assets at fair value through profit or loss;

•	income on investment in joint ventures;

•	financial arrangement fee charged by banks for settlement of trade receivables; and

•	exchange gain or loss.

Interest income or expenses is recognized using the effective interest method.

3	Significant accounting policies (continued)

(p)	Income tax

Income tax comprises current and deferred. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

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

Deferred tax is not recognized for the following temporary differences: (i) taxable temporary differences arising on the initial recognition of goodwill; (ii) temporary difference on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and (iii) temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable they will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

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

Basic earnings / (loss) per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings / (loss) per share is calculated by dividing profit or loss attributable to ordinary shareholders of the Company as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the year. Potential dilutive securities are not included in the calculation of diluted earnings / (loss) per share if the impact is anti-dilutive.

(r)	Related parties

For the purposes of these consolidated financial statements, a person or entity is considered to be related to the Group if:

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

•	has control or joint control over the Group;

•	has significant influence over the Group; or

•	is a member of the key management personnel of the Group or the Group’s parent.

(ii)	An entity is related to the Group if any of the following conditions applies:

•	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

•	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

•	Both entities are joint ventures of the same third party.

•	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

•	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

•	The entity is controlled or jointly controlled by a person identified in (a).

•	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

•	The entity, or any member of a group of which it is a part, provides key management personnel services to the group or to the group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

3	Significant accounting policies (continued)

(s)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

(t)	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2015

Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2015 and which have not been adopted in these consolidated financial statements. These include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

Annual improvements to IFRSs 2012-2014 cycle	January 1, 2016

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)	January 1, 2016

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)	January 1, 2016

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	January 1, 2016

Disclosure Initiative (Amendments to IAS 1)	January 1, 2016

IFRS 9, Financial Instruments	January 1, 2018

IFRS 15, Revenue from Contracts with Customers	January 1, 2018

4	Acquisitions

(a)	Acquisition of Gansu Shandan Xiehe Wind Power Co., Ltd. (“Shandan Xiehe”)

On August 31, 2013, the Group obtained control of Shandan Xiehe, which is principally engaged in the development and generation of wind power, by acquiring 100% of the equity interests and voting interests in Shandan Xiehe. Shandan Xiehe has obtained the official approvals to develop a 49.5MW wind farm project. The acquisition is expected to provide the Group with future economic benefit from this wind farm project.

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		3,870

Recognized amounts of identifiable assets acquired and liabilities assumed
Property, plant and equipment		630
Intangible assets		11,732
Trade and other payables		(646)
Deferred tax liabilities	24(b)	(2,977)

Total identifiable assets acquired and liabilities assumed		8,739

Bargain purchase gain	6	(4,869)

Total		3,870

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

From the date of completion of the acquisition to December 31, 2013, Shandan Xiehe contributed net loss of RMB253,000 to the Group’s results. As the wind farm project was under construction, nil revenue has been recorded during the reporting period. On September 16, 2014, the Group entered into an agreement with a third-party entity to dispose 100% equity interests of Shandan Xiehe.

4	Acquisitions (continued)

(b)	Acquisition of Henan Tianrun Wind Power Co., Ltd. (“Henan Tianrun”)

On November 5, 2014, the Group obtained control of Henan Tianrun, which is principally engaged in the development and generation of wind power, by acquiring 100% of the equity interests and voting interests in Henan Tianrun. Henan Tianrun has obtained the official approvals to develop a 49.5MW wind farm project. The acquisition is expected to provide the Group with future economic benefit from this wind farm project.

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

4	Acquisitions (continued)

(c)	Acquisition of China Smart Electric Group Limited and its subsidiaries (together referred to as the “RENergy Group”)

On May 20, 2015, the Group acquired 99% equity interests in China Smart Electric Group Limited (“China Smart”), which owned 100% equity interest in Tianjin RENergy Electrical Co., Ltd. (“Tianjin RENergy”) and Tianjin RESource Electrical Co., Ltd. (“Tianjin RESource”). Among the 99% equity interest in China Smart, 71.16% was acquired from a related party (a close family member of the Chairman) and 27.84% from third parties. RENergy Group is engaged in the manufacture, sale, research and development of electrical system equipment. Prior to acquisition, it was one of the Group’s major suppliers of core components for wind turbines, including main control systems, pitch control systems and converters. The acquisition is expected to result not only in lower costs for customers by consolidating both the Group’s procurement and research and development processes, but also help to improve the overall quality of its products, and boost customer satisfaction.

A summary of the consideration transferred, and the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Consideration
Cash		290,324
Equity instruments (28,574,813 ordinary shares)		595,603

Total consideration transferred		885,927

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		11,422
Pledged deposits		107,655
Property, plant and equipment	10	113,853
Intangible assets	11	263,750
Lease prepayments	12	17,087
Prepayment		22,728
Inventories		174,084
Trade and other receivables		554,107
Other assets		4,538
Bank and other borrowings		(59,900)
Trade and other payables		(492,024)
Income tax payable		(20,423)
Provisions	25	(61,081)
Deferred tax liabilities	24(b)	(16,435)

Total identifiable assets acquired and liabilities assumed		619,361

4	Acquisitions (continued)

(c)	Acquisition of China Smart Electric Group Limited and its subsidiaries (together referred to as the “RENergy Group”) (continued)

	Note	RMB’000

Non-controlling interests, based on their proportionate interest in the identifiable assets and liabilities of RENergy Group		(6,194)
Goodwill	11	272,760

Total		885,927

The fair value of the ordinary shares issued as part of the consideration was measured using the closing market price of the Company’s ordinary shares on May 20, 2015 of USD3.41 per share. The contractual cash consideration was RMB297,018,000, while the fair value of the cash consideration was RMB290,324,000, with a discounting impact of RMB6,694,000. During the year ended December 31, 2015, the Group has settled RMB101,421,000, and recorded the amortized amount of the discounting impact of RMB5,396,000 in “finance expenses” in the consolidated statements of operations, resulting in an unpaid balance of RMB194,299,000 (Note 21).

Acquisition-related costs of RMB6,029,000 for legal fees and due diligence costs were incurred and included in “administrative expenses” in the consolidated statements of operations.

The valuation techniques used for measuring the fair value of material assets acquired were as follows:

•	Property, plant and equipment

Market comparison technique and cost technique: The valuation model considers quoted market prices for similar items when they are available, and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

•	Intangible assets

Relief-from-royalty method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the un-patented technologies or trademarks being owned.

•	Inventories

Market comparison technique: The fair value is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

The trade and other receivables comprise gross contractual amounts of RMB623,112,000, of which RMB69,005,000 was expected to be uncollectible at the date of acquisition.

4	Acquisitions (continued)

(c)	Acquisition of China Smart Electric Group Limited and its subsidiaries (together referred to as the “RENergy Group”) (continued)

The goodwill is mainly attributable to the synergies expected to be achieved from integrating RENergy Group into the Group’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

From the date of acquisition to December 31, 2015, RENergy Group contributed revenue of RMB65,249,000 and profit of RMB22,389,000 to the Group’s results. If the acquisition of RENergy Group had occurred on January 1, 2015, on a pro forma basis, management estimates that consolidated revenue would have been RMB6,833,676,000, and consolidated profit for the year would have been RMB272,764,000. In determining these amounts, the Group has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2015.

Subsequently on October 26, 2015, the Group acquired the remaining 1% equity interest in RENergy Group at consideration of RMB9,271,000 (Note 28), which was accounted for as an equity transaction, with no adjustments made to goodwill and no gain or loss was recognized. Since then, the Group has acquired 100% equity interests of RENergy Group.

(d)	Acquisition of Hongrun (Huanghua) New Energy Co., Ltd. (“Hongrun Huanghua”)

On September 24, 2015, the Group obtained control of Hongrun Huanghua, which is principally engaged in the development and generation of wind power, by acquiring 81% of the equity interests and voting interests in Hongrun Huanghua.

The Group acquired 81% equity interests by injection of cash in Hongrun Huanghua to increase its paid-in capital and capital reserve and dilute the percentage of equity interest held by original shareholders. Pursuant to the agreement entered into between the Group and Hongrun Huanghua, the contractual cash consideration is RMB149,000,000, among which RMB6,000,000 was paid by acquisition date, and the rest of RMB143,000,000 was expected to be paid in the next two years. The fair value of the total consideration was RMB146,720,000 (after the discount effect of RMB2,280,000). Given the fact that the cash consideration was paid by means of injection into the acquiree, the Group did not recorded any cash outflow from such cash injections in the statement of cash flows.

Hongrun Huanghua has obtained the official approvals to develop a 100MW wind farm project. The acquisition is expected to provide the Group with future economic benefit from this wind farm project.

4	Acquisitions (continued)

(d)	Acquisition of Hongrun (Huanghua) New Energy Co., Ltd. (“Hongrun Huanghua”) (continued)

A summary of the fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

	Note	RMB’000

Total cash consideration contributed in Hongrun Huanghua		146,720
Less: equity interests (81%) owned by the Group		(118,843)

Net cash consideration shared by non-controlling interest		27,877

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents		231
Property, plant and equipment	10	11,692
Intangible assets	11	30,000
Prepayments		3,938
Trade and other receivables		124
Trade and other payables		(14,985)
Deferred tax liabilities	24(b)	(7,500)

Total identifiable assets acquired and liabilities assumed		23,500

Non-controlling interests, based on their proportionate interest in the identifiable assets and liabilities of Hongrun Huanghua		(4,465)
Goodwill	11	8,842

Total		27,877

Acquisition-related costs were minimal and included in “administrative expenses” in the consolidated statements of operations.

Intangible assets acquired by the Group represented the wind power development right. The valuation techniques used for measuring the fair value of the wind power development right is the expected development method. The future cash flows generated by Hongrun Huanghua was calculated, and then deducted original construction cost in deriving at the fair value of the wind power development right.

From the date of completion of the acquisition to December 31, 2015, the operating results of Hongrun Huanghua were minimal. None of the goodwill recognized is expected to be deductible for tax purpose. If the acquisition of Hongrun Huanghua had occurred on January 1, 2015, on a pro forma basis, there would not be any change in the consolidated revenue of the Group, and the Group’s consolidated profit for the year would have been RMB235,164,000. In determining these amounts, the Group has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on January 1, 2015.

5	Revenue and segment reporting

(a)	Revenue

Revenue represents the sales value of wind turbines, wind turbine blades, raw materials and electronic equipment, provision of maintenance services, project design and coordination services. Revenue is presented net of business taxes and surcharges, as well as value-added tax collected on behalf of tax authorities.

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Sale of wind turbines	2,688,769	5,634,360	6,371,381
Sale of wind turbine blades, raw materials and electronic equipment	65,190	140,986	307,347
Maintenance services	90,871	82,382	106,475
Project design and coordination services	—	14,711	11,865

	2,844,830	5,872,439	6,797,068

Sales to the largest and the top five customers in terms of revenue recognized by the Group accounted for 22.08% and 54.35% for the year ended December 31, 2013, 21.70% and 69.39% for the year ended December 31, 2014, and 16.69% and 59.34% for the year ended December 31, 2015, respectively.

(b)	Segment reporting

In 2013, the Group has chosen to manage the entity based on geographical areas. As a result of the Group’s acquisition of the Indian subsidiaries, Global Wind Power Limited and its subsidiaries (“GWPL”) in 2012, the Group had two operating segments, which were manufacture and sale of wind turbines in PRC and the manufacture and sale of wind turbines in India. However, since the Group deconsolidated GWPL on January 1, 2014, the segment of manufacture and sale of wind turbines in India no longer existed for the years ended December 31, 2014 and 2015.

For the years ended December 31, 2014 and 2015, management revisited the Group’s operation status and decided to manage the entity based on products and services, i.e., the Group has two operating segments, with one being the manufacture and sale of wind turbines, and the other one being wind farm development and operation. However, as the wind farm development and operation segment does not meet any of the quantitative thresholds for a reportable segment, the Group is of the view that a separate disclosure for the wind farm development and operation segment is not meaningful since the results and financial position of the operating segment of manufacture and sale of wind turbines can broadly represent those of the Group as a whole.

Information regarding the Group’s reportable segments as provided to the Group’s CEO for the purposes of resource allocation and assessment of segment performance for the year ended December 31, 2013 is set out below.

5	Revenue and segment reporting (continued)

(b)	Segment reporting (continued)

(i)	Information about reportable segments

	Reportable segments
	PRC	India	Total
	2013	2013	2013
	RMB’000	RMB’000	RMB’000

External revenue	2,775,951	68,879	2,844,830
Inter-segment revenue	10,587	—	10,587

Segment revenue	2,786,538	68,879	2,855,417

Segment loss before income tax	(330,685)	(392,612)	(723,297)
Finance income	196,239	5,620	201,859
Finance expenses	(193,010)	(90,371)	(283,381)
Depreciation and amortization	(99,723)	(40,496)	(140,219)
Share of loss of associates	(3,558)	—	(3,558)
Other material non-cash items
- Impairment loss on goodwill and other intangible assets	—	(179,661)	(179,661)
- Allowance for doubtful debts excluding amounts recorded as financial arrangement fees	(162,090)	—	(162,090)

Segment assets	10,924,106	541,589	11,465,695

- Investments in associates	25,608	—	25,608
- Investments in joint ventures	795,848	—	795,848
- Additions to non-current assets
- Property, plant and equipment	90,525	356	90,881
- Intangible assets	14,039	—	14,039
- Lease prepayments	3,400	—	3,400
- Other investments	24,000	—	24,000

Segment liabilities	7,541,008	784,876	8,325,884

5	Revenue and segment reporting (continued)

(b)	Segment reporting (continued)

(ii)	Reconciliations of information on reportable segments to the Group’s reported amounts

2013
RMB’000
(i) Revenue
Total revenue for reportable segments	2,855,417
Elimination of inter-segment revenue	(10,587)

Consolidated revenue	2,844,830

2013
RMB’000
(ii) Loss before income tax
Total loss before income tax for reportable segments	(723,297)
Elimination of inter-segment profit	(2,553)

Consolidated loss before income tax	(725,850)

2013
RMB’000
(iii) Assets
Reportable segment assets	11,465,695
Elimination of inter-segment receivables	(4,944)
Elimination of inter-segment profit	(2,553)
Elimination of inter-segment investments	(121,938)

Consolidated total assets	11,336,260

2013
RMB’000
(iv) Liabilities
Reportable segment liabilities	8,325,884
Elimination of inter-segment payables	(4,944)

Consolidated total liabilities	8,320,940

6	Other income

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Government grants	34,626	27,745	75,946
Reimbursement for American
Depositary Receipts Shares Program	—	—	19,961
Bargain purchase gain (Note 4(a))	4,869	—	—
Others	5,458	5,340	4,345

	44,953	33,085	100,252

During the years ended December 31, 2013, 2014 and 2015, the Group received government grants of RMB13,634,000, RMB26,488,000 and RMB61,341,000, respectively. The government grants were provided to support the Group’s research and development projects and for the improvement of the Group’s manufacturing facilities. The government grants are recognized in profit or loss in the same periods in which the expenses incurred are recognized, or with respect to the grants related to capital assets, over the useful life of the related assets. RMB34,626,000, RMB27,745,000 and RMB75,946,000 was recognized as other income for the years ended December 31, 2013, 2014 and 2015, respectively. The unrecognized portion of RMB182,958,000 and RMB136,979,000 was included as deferred income as of December 31, 2014 and 2015, respectively (Note 26).

7	Employee Benefit Expense

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Contributions to defined contribution retirement plan	9,317	12,463	23,660
Equity-settled share-based payment expenses (Note 27(d))	33,245	14,906	49,837
Salaries, wages and other benefits	207,405	257,006	377,240

	249,967	284,375	450,737

8	(Loss) / profit before income tax

(a)	Net finance (expenses) / income

		2013	2014	2015
	Note	RMB’000	RMB’000	RMB’000

Interest income		35,194	62,125	32,428
Amortization of discount effect of retention receivables	16	28,275	34,509	33,379
Exchange gain, net		9,759	—	—
Income from investments in joint ventures	14(i)	73,570	72,000	59,902
Fair value change of financial assets at fair value through profit or loss		55,061	—	—

Finance income		201,859	168,634	125,709

Interest expenses		(271,987)	(156,584)	(87,149)
Financial arrangement fees		(11,394)	(13,784)	—
Exchange loss, net		—	(3,223)	(20,619)

Finance expenses		(283,381)	(173,591)	(107,768)

Net finance (expenses) / income		(81,522)	(4,957)	17,941

The Group recognized gain of RMB55,061,000 on the fair value change of the shares of a publicly traded company in Hong Kong during the year ended December 31, 2013. The Group fully disposed the equity securities in 2013.

Financial arrangement fees of RMB11,394,000, RMB13,784,000 and nil represent the fees charged by banks for the settlement of trade receivables for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group recorded interest expenses of RMB91,458,000, RMB92,085,000 and RMB4,290,000 for notes for the years ended December 31, 2013, 2014 and 2015, respectively (Note 23).

8	(Loss) / profit before income tax (continued)

(b)	Other items charged in arriving at (loss) / profit before income tax includes:

	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000

Change in inventories of finished goods and work in progress expenses		(385,647)	337,986	(1,134,147)

Raw materials and consumables		2,670,959	4,175,606	5,904,440

Cost of sale of raw materials and electronic equipment		38,269	138,518	268,557

Inventory provision	15	17,525	(10,318)	25,658

Employee benefit expense	7	249,967	284,375	450,737

Amortization:
- intangible assets	11	40,007	7,711	26,756
- lease prepayments	12	8,190	7,579	7,862

Depreciation	10	92,022	86,915	89,496

Operating lease charges:
minimum lease payments		13,088	20,585	20,435

Transportation expenses:
- delivery of wind turbines		116,769	129,274	213,329
- other		9,678	15,607	25,250

Auditors’ remuneration		7,850	7,944	7,997

Professional service fee		37,342	29,417	43,559

Provision for warranty	25	87,972	182,035	224,715

Allowance for doubtful debts excluding amounts recorded as financial arrangement fees (Note 8(a))		162,090	(81)	134,989

Other		184,811	215,972	273,963

Total cost of sales, selling and distribution, administrative and research and development expenses		3,350,892	5,629,125	6,583,596

Impairment loss on goodwill and other intangible assets	(i)	179,661	—	—

Impairment loss on investments in joint ventures	14(vi)	—	—	46,500

Gain on disposal of subsidiaries	(ii)	—	(3,786)	(163)

Gain on loss of control of subsidiaries	(iii)	—	(124,460)	—

8	(Loss) / profit before income tax (continued)

(b)	Other items charged in arriving at (loss) / profit before income tax includes: (continued)

(i)	On November 30, 2012, the Group acquired 50% equity interests in GWPL, and GWPL became a subsidiary of the Group since then.

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

On September 29, 2015, the Group entered into an agreement with a related party, Mingyang Renewable Investment Holding Group Co., Ltd. (“Mingyang Renewable Investment”) to dispose 55% equity interests of Rich Offshore Engineering Ltd. (“Rich Offshore”). The Group recognized gain of RMB163,000 from disposal of equity interest in Rich Offshore.

(iii)	On January 1, 2014, pursuant to the waiver letter issued by Mingyang Singapore to GWPL, the Group waived part of its voting power at the shareholders’ meeting, as well as one of its seats on the Board of Directors of GWPL at its sole discretion effective from January 1, 2014. Subsequent to the waiver, the Group has 50% voting power at the shareholders’ meeting and 50% of the seats on the Board of Directors of GWPL. In this connection, the Group reassessed its involvement in GWPL, and concluded that the Group no longer has existing rights to direct the activities that significantly affect GWPL’s returns, and hence has lost control over GWPL upon effectiveness of the waiver. Management believes that through the waiver, the Group and the other shareholders will share joint control in GWPL, which provides a basis of cooperation for the improvement of GWPL’s future operating results. As a result, the Group deconsolidated GWPL and accounted for GWPL as a joint venture under equity method of accounting from January 1, 2014 (Note 14(iv)). The gain on loss of control of subsidiaries of RMB124,460,000 represented (a) the difference between the carrying amount of net liabilities of GWPL, including goodwill allocated to it, and the carrying amount of GWPL’s non-controlling interest, and the carrying amount of GWPL as a joint venture, which was nil, (b) the reclassification of other comprehensive income to profit or loss upon the deconsolidation of GWPL, and (c) the recognition of previously unrealized profit as a result of the sale of wind turbines from the Group to GWPL in year 2013.

9	Income tax benefit / (expense)

(a)	Income tax benefit / (expense) in the consolidated statements of operations represents:

		2013	2014	2015
	Note	RMB’000	RMB’000	RMB’000

PRC income tax:
Current tax - provision for the year		(925)	(42,048)	(135,881)
Deferred tax - origination and reversal of temporary differences	24	79,342	(2,476)	88,913

		78,417	(44,524)	(46,968)

(b)	Reconciliation between tax benefit / (expense) and accounting (loss) / profit at applicable tax rates:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

(Loss) / profit before income tax	(725,850)	399,016	282,883

Notional tax benefit / (expense) calculated at the statutory tax rates	181,463	(99,754)	(70,721)
Additional deduction for research and development expenses	10,080	8,785	11,925
Effect of non-deductible expenses:
Share-based compensation expenses	(6,945)	(2,656)	(12,459)
Salaries, wages and other benefits	(256)	(1,079)	(187)
Entertainment expenses	(2,046)	(2,458)	(2,615)
Goodwill impairment	(24,750)	—	—
Other expenses	(2,171)	(1,094)	(6,392)
Effect of non-taxable income:
Gain on deconsolidation of GWPL	—	31,115	—
Others	1,217	447	64
Effect of tax rate differential and preferential tax rate	(43,757)	26,364	34,473
Effect of tax losses not recognized	(43,095)	(9,339)	(9,075)
Effect of other temporary differences not recognized	(1,003)	(547)	(5,151)
Utilization of previously unrecognized tax losses and other deductible temporary differences	9,680	5,692	11,928
Investment loss on the dissolution / disposal of PRC subsidiaries	—	—	3,158
Changes in recognised deductible temporary differences	—	—	(1,916)

Actual income tax benefit / (expense)	78,417	(44,524)	(46,968)

9	Income tax benefit / (expense) (continued)

(b)	Reconciliation between tax benefit / (expense) and accounting (loss) / profit at applicable tax rates: (continued)

Effective from January 1, 2008, the PRC statutory income tax rate is 25%. The Group’s PRC subsidiaries are subject to PRC tax at 25%, unless otherwise specified. Guangdong Mingyang Wind Power Industry Group Co., Ltd. (“Guangdong Mingyang”), Tianjin RENergy and Jilin Mingyang Wind Power Technology Co., Ltd. (“Jilin Mingyang”) have been qualified as an “Advanced and New Technology Enterprise” (“ANTE”), and are entitled to the preferential income tax rate of 15% from 2015 to 2017. Tianjin Mingyang Wind Power Blade Technology Co., Ltd. (“Tianjin Blade”), Tianjin Mingyang Wind Power Equipment Co., Ltd. (“Tianjin Equipment”) and Yunnan Mingyang Wind Power Technology Co., Ltd. (“Yunnan Mingyang”) have been qualified as an ANTE and are entitled to the preferential income tax rate of 15% from 2014 to 2016. Tianjin RESource has been qualified as an ANTE and are entitled to the preferential income tax rate of 15% from 2013 to 2015. Management is of the view that these entities will continue their ANTE status upon renewals for another three years from their respective years of initial approvals.

10	Property, plant and equipment

				Furniture, fixtures and office equipment
			Machinery and equipment
		Land and buildings			Leasehold improvements	Motor vehicles	Construction in progress
	Note							Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2014		779,479	267,170	121,405	8,023	25,643	41,317	1,243,037
Acquisition through business combination	4(b)	—	—	6	—	—	10,177	10,183
Additions		4,209	22,207	10,075	—	7,876	43,271	87,638
Transferred from construction in progress		3,085	5,138	1,422	—	—	(9,645)	—
Disposals		—	(3,606)	(3,834)	—	(760)	—	(8,200)
Disposals of subsidiaries		—	—	—	—	(615)	(32,499)	(33,114)
Loss of control of subsidiaries		(160,962)	(42,444)	(1,411)	—	(121)	—	(204,938)

As of December 31, 2014		625,811	248,465	127,663	8,023	32,023	52,621	1,094,606

As of January 1, 2015		625,811	248,465	127,663	8,023	32,023	52,621	1,094,606
Acquisition through business combination	4(c)/(d)	103,338	7,710	1,959	—	1,095	11,443	125,545
Additions		2,688	10,901	15,512	—	9,933	171,218	210,252
Transferred from construction in progress		5,897	18,867	2,879	—	—	(27,643)	—
Disposals		—	(3,943)	(3,906)	—	(2,234)	(4,610)	(14,693)
Disposals of subsidiaries		—	—	(41)	—	—	—	(41)
Effect of movement in exchange rates		—	—	446	—	—	—	446

As of December 31, 2015		737,734	282,000	144,512	8,023	40,817	203,029	1,416,115

10	Property, plant and equipment (continued)

				Furniture,
			Machinery	fixtures
		Land and	and	and office	Leasehold	Motor	Construction
	Note	buildings	equipment	equipment	improvements	vehicles	in progress	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Accumulated depreciation:
As of January 1, 2014		61,047	93,317	64,482	8,023	14,490	—	241,359
Charge for the year	8(b)	25,904	33,125	22,980	—	4,906	—	86,915
Written back on disposals		—	(3,199)	(2,877)	—	(720)	—	(6,796)
Written back on disposals of subsidiaries		—	—	—	—	(202)	—	(202)
Written back on loss of control of subsidiaries		(3,325)	(4,218)	(323)	—	(28)	—	(7,894)

As of December 31, 2014		83,626	119,025	84,262	8,023	18,446	—	313,382

As of January 1, 2015		83,626	119,025	84,262	8,023	18,446	—	313,382
Charge for the year	8(b)	29,625	34,552	19,416	—	5,903	—	89,496
Written back on disposals		—	(3,292)	(2,429)	—	(1,594)	—	(7,315)
Written back on disposals of subsidiaries		—	—	(4)	—	—	—	(4)
Effect of movement in exchange rates		—	—	386	—	—	—	386

As of December 31, 2015		113,251	150,285	101,631	8,023	22,755	—	395,945

Net book value:
As of December 31, 2014		542,185	129,440	43,401	—	13,577	52,621	781,224

As of December 31, 2015		624,483	131,715	42,881	—	18,062	203,029	1,020,170

10	Property, plant and equipment (continued)

As of December 31, 2014, no property, plant and equipment were pledged. As of December 31, 2015, property, plant and equipment with carrying amount of RMB100,402,000 (Note 22) were pledged as security for the Group’s bank loans of RMB66,845,000 and credit facilities of RMB12,000,000.

11	Intangible assets

						Wind farm
		Unpatented	Customer	Order		development
	Note	technology	relationship	backlog	Trademark	right	Goodwill	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
As of January 1, 2014		168,223	76,014	12,899	37,416	31,111	131,995	457,658
Acquisition through business combination	4(b)	—	—	—	—	18,553	—	18,553
Disposals of subsidiaries		—	—	—	—	(31,111)	(10,471)	(41,582)
Loss of control of subsidiaries		(66,956)	(76,014)	(12,899)	(37,416)	—	(111,798)	(305,083)

As of December 31, 2014		101,267	—	—	—	18,553	9,726	129,546

As of January 1, 2015		101,267	—	—	—	18,553	9,726	129,546
Acquisition through business combination	4(c)/(d)	217,810	—	—	45,940	30,000	281,602	575,352
Additions arising from internal development		12,148	—	—	—	—	—	12,148

As of December 31, 2015		331,225	—	—	45,940	48,553	291,328	717,046

11	Intangible assets (continued)

						Wind farm
		Unpatented	Customer	Order		development
	Note	technology	relationship	backlog	Trademark	right	Goodwill	Total
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Accumulated amortization:
As of January 1, 2014		92,885	32,788	12,899	23,040	1,230	99,000	261,842
Charge for the year	8(b)	6,162	—	—	—	1,549	—	7,711
Written back on disposals of subsidiaries		—	—	—	—	(2,624)	—	(2,624)
Written back on loss of control of subsidiaries		(46,082)	(32,788)	(12,899)	(23,040)	—	(99,000)	(213,809)

As of December 31, 2014		52,965	—	—	—	155	—	53,120

As of January 1, 2015		52,965	—	—	—	155	—	53,120
Charge for the year	8(b)	25,328	—	—	—	1,428	—	26,756

As of December 31, 2015		78,293	—	—	—	1,583	—	79,876

Carrying amounts:
As of December 31, 2014		48,302	—	—	—	18,398	9,726	76,426

As of December 31, 2015		252,932	—	—	45,940	46,970	291,328	637,170

As of December 31, 2014 and 2015, no intangible assets were pledged.

11	Intangible assets (continued)

Impairment tests for cash generating units containing goodwill and intangible assets with indefinite useful lives

For the purpose of impairment testing, goodwill arising from the acquisition of Zhongshan Mingyang Wind Power Blade Technology Co., Ltd. (“Zhongshan Blade”) in 2008, and RENergy Group in 2015 are allocated to the manufacture and sale of wind turbines cash generating unit, whereas goodwill arising from the acquisition of Hongrun Huanghua in 2015 is allocated to wind farm development and operation cash generating unit, which represent the lowest level within the Group at which the goodwill is monitored for internal management purpose. Intangible assets with indefinite useful lives are allocated to the manufacture and sale of wind turbines cash generating unit.

		December 31,
		2014	2015
	Note	RMB’000	RMB’000

Manufacture and sale of wind turbines
Goodwill of Zhongshan Blade		9,726	9,726
Goodwill of RENergy Group	4(c)	—	272,760

		9,726	282,486

Intangible assets with indefinite useful lives of RENergy Group		—	45,940

Wind farm development and operation
Goodwill of Hongrun Huanghua	4(d)	—	8,842

		9,726	337,268

The recoverable amounts of the manufacture and sale of wind turbines cash generating unit are determined on the basis of value in use calculations. The calculation uses cash flow projections based on the most recent financial budgets approved by management covering a five-year period for year 2016 to 2020. Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate of 2.3% which is consistent with the inflation rate. The growth rates used do not exceed the long-term average growth rates for the industry in which the entities operate. The cash flows are discounted using a pre-tax discount rate of 16.7%.

The recoverable amounts of the wind farm development and operation cash generating unit are determined on the basis of value in use calculations. The calculation uses cash flow projections based on the most recent financial budgets approved by management covering a five-year period for year 2016 to 2020, and uses a growth rate of zero over its remaining useful life. The cash flows are discounted using a pre-tax discount rate of 9.0%.

The recoverable amounts of intangible assets with indefinite useful lives of RENergy Group are estimated using the relief-from-royalty method, and 0.5% of the revenue is applied as the royalty rate for trademark.

11	Intangible assets (continued)

As of December 31, 2014 and 2015, the value in use of each cash generating unit exceeded its carrying amount. Therefore, no impairment was recognized for both cash generating units for the years ended December 31, 2014 and 2015.

12	Lease prepayments

	Note	RMB’000
Cost:
As of January 1, 2014		369,660
Additions		—

As of December 31, 2014		369,660

As of January 1, 2015		369,660
Acquisition through business combination	4(c)	17,087
Additions		19,452
Disposals		(37,606)

As of December 31, 2015		368,593

Accumulated amortization:
As of January 1, 2014		17,518
Charge for the year		7,579

As of December 31, 2014		25,097

As of January 1, 2015		25,097
Charge for the year		7,862
Written back on disposals		(2,067)

As of December 31, 2015		30,892

Net book value:
As of December 31, 2014		344,563

As of December 31, 2015		337,701

As of December 31, 2014 and 2015, no land use right of the Group was pledged.

The disposal of lease prepayments during the year ended December 31, 2015 mainly represented the return of land use right to the local government at its carrying amount of RMB35,539,000 as a result of the dissolution of Guizhou Mingyang Wind Power Technology Co., Ltd. (“Guizhou Mingyang”). Along with the return of land use right, the related government grant recorded in deferred income of RMB31,374,000 (Note 26) was written off. Therefore, the Group recorded a disposal loss of RMB4,165,000 during the year ended December 31, 2015.

13	Investments in associates

		December 31,
		2014	2015
		RMB’000	RMB’000

Carrying amount of interest in associates		69,936	87,745

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Share of loss from continuing operation	(3,558)	(672)	(2,891)

Name of associates	Form of business structure	Place of incorporation and operation	Paid-in capital as of December 31, 2015	Percentage of equity interests as of December 31,			Principal activities
			RMB’000	2013	2014	2015

Inner Mongolia Mingyang Wind Power Equipment Co., Ltd. (“Inner Mongolia Equipment”)	Incorporated	Inner Mongolia, the PRC	RMB30,000	33.00%	33.00%	33.00%	Manufacture and sale of wind turbines

Huaneng Mingyang New Energy Investment Co., Ltd. (“Huaneng Mingyang”)	Incorporated	Guangdong, the PRC	RMB20,000	37.00%	37.00%	37.00%	Manufacture and sale of wind turbines

Guangdong Huadi New Energy Investment Management Co., Ltd. (“Guangdong Huadi”)	Incorporated	Guangdong, the PRC	RMB60,000	25.00%	25.00%	25.00%	Investment activities

Zhonghe Henan Renewable Energy Co., Ltd. (“Zhonghe Henan”)	Incorporated	Henan, the PRC	RMB20,000	25.00%	25.00%	25.00%	Development and operation of wind farms

Beijing Mingwu Xinyuan Venture Investment L.P. (“Mingwu Xinyuan”)	Partnership	Beijing, the PRC	RMB152,500	—	29.51%	29.51%	Fund management

Beijing Kaiwu Changsheng Investment Management Co., Ltd. (“Kaiwu Changsheng”)	Incorporated	Beijing, the PRC	RMB2,500	—	—	28.00%	Investment activities

Guangdong Oriental Millennium Renewable Energy Industry Fund Management Co., Ltd. (“Oriental Millennium”)	Incorporated	Guangdong, the PRC	RMB20,000	—	—	28.00%	Fund management

13	Investments in associates (continued)

(i)	On July 28, 2010, Guangdong Mingyang entered into a shareholders’ agreement with a natural person with respect to the establishment of Inner Mongolia Equipment in Inner Mongolia. The registered capital of Inner Mongolia Equipment is RMB30,000,000, and has been made in full by both parties by December 31, 2014. Pursuant to the Articles of Association of Inner Mongolia Equipment, Guangdong Mingyang and the natural person have 33% and 67% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively.

Because the Group’s investment in Inner Mongolia Equipment had been reduced to nil in 2013, the Group did not share the loss incurred by Inner Mongolia Equipment in 2014 and 2015 as the Group has no further legal or constructive obligation on behalf of the investee.

As of December 31, 2015, net liabilities of Inner Mongolia Equipment amounted to RMB19,818,000. In addition, unrealized profit in respect of the sale of wind turbines from Inner Mongolia Equipment to Guangdong Mingyang amounted to RMB1,333,000. The Group’s unrecognized share of loss of Inner Mongolia Equipment as of December 31, 2015 is RMB6,980,000.

(ii)	The summarised financial information of Huaneng Mingyang is as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	14,380	11,202	9,800
Non-current assets	51	686	618

Total assets	14,431	11,888	10,418

Current liabilities	—	(33)	(26)

Total liabilities	—	(33)	(26)

Net assets	14,431	11,855	10,392

Revenue	—	—	—
Loss from continuing operation	(5,569)	(2,576)	(1,463)
Total comprehensive loss	(5,569)	(2,576)	(1,463)
Group’s share of net assets	5,339	4,386	3,845
Group’s share of loss	(2,061)	(953)	(541)

13	Investments in associates (continued)

On August 31, 2012, Guangdong Mingyang entered into a shareholders’ agreement with Huaneng Renewables Corp. (“Huaneng Renewables”) with respect to the establishment of Huaneng Mingyang in Guangdong. The registered capital of Huaneng Mingyang is RMB100,000,000. According to the shareholders’ agreement, Guangdong Mingyang and Huaneng Renewables had each made the first proportionate installment of capital injection in year 2012, representing 37% and 63% of the actual paid-up capital in Huaneng Mingyang, which was RMB7,400,000 and RMB12,600,000, respectively. Pursuant to the Articles of Association of Huaneng Mingyang, Guangdong Mingyang and Huaneng Renewables have 37% and 63% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. For the years ended December 31, 2013, 2014 and 2015, Huaneng Mingyang did not generate any revenue and recorded net loss of RMB5,569,000, RMB2,576,000 and RMB1,463,000 as a result of pre-operating expenses for which the Group’s share of loss was RMB2,061,000, RMB953,000 and RMB541,000, respectively.

(iii)	The summarised financial information of Guangdong Huadi is as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	58,990	65,780	60,729
Non-current assets	28	13	2

Total assets	59,018	65,793	60,731

Current liabilities	(189)	(5,840)	(670)

Total liabilities	(189)	(5,840)	(670)

Net assets	58,829	59,953	60,061

Revenue	—	621	97
Profit from continuing operation	1,076	1,124	108
Total comprehensive income	1,076	1,124	108
Group’s share of net assets	15,269	15,550	15,577
Group’s share of profit	269	281	27

On May 29, 2013, Guangdong Mingyang acquired 25% equity shares of Guangdong Huadi from a third party with a cash consideration of RMB15,000,000. The registered capital of Guangdong Huadi is RMB60,000,000. According to the Articles of Association of Guangdong Huadi, Guangdong Mingyang and the other shareholders have 25% and 75% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. For the years ended December 31, 2013, 2014 and 2015, Guangdong Huadi recorded net profit of RMB1,076,000, RMB1,124,000 and RMB108,000 mainly as a combined effect of the interest income generated from bank deposits and operating expenses incurred, for which the Group’s share of profit was RMB269,000, RMB281,000 and RMB27,000, respectively.

13	Investments in associates (continued)

(iv)	The summarised financial information of Zhonghe Henan is as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	97,517	148,890	130,696
Non-current assets	2,523	10,484	10,823

Total assets	100,040	159,374	141,519

Current liabilities	(80,040)	(139,374)	(121,519)

Total liabilities	(80,040)	(139,374)	(121,519)

Net assets	20,000	20,000	20,000

Revenue	—	—	—
Profit / (loss) from continuing operation	—	—	—
Total comprehensive income / (loss)	—	—	—
Group’s share of net assets	5,000	5,000	5,000
Group’s share of profit / (loss)	—	—	—

On June 18, 2013, Guangdong Mingyang entered into a shareholders’ agreement with Zhonghe Huineng Co., Ltd. (“Zhonghe Huineng”) and Guodian Henan Zhongtou Yingke Renewable Energy Co., Ltd. (“Guodian Zhongtou”) with respect to the establishment of Zhonghe Henan in Henan. The registered capital of Zhonghe Henan is RMB20,000,000. As of December 31, 2013, Guangdong Mingyang, Zhonghe Huineng and Guodian Zhongtou has made cash injections of RMB5,000,000, RMB10,200,000 and RMB4,800,000 in full, respectively. Pursuant to the Articles of Association of Zhonghe Henan, Guangdong Mingyang, Zhonghe Huineng and Guodian Zhongtou have 25%, 51% and 24% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. As of December 31, 2015, Zhonghe Henan had not generated revenue or incurred expenses.

13	Investments in associates (continued)

(v)	The summarised financial information of Mingwu Xinyuan is as follows:

	2014	2015
	RMB’000	RMB’000

Current assets	152,500	35,744
Non-current assets	—	111,000

Total assets	152,500	146,744

Current liabilities	—	(50)

Total liabilities	—	(50)

Net assets	152,500	146,694

Revenue	—	—
Loss from continuing operation	—	(5,806)
Total comprehensive loss	—	(5,806)
Group’s share of net assets	45,000	43,271
Group’s share of loss	—	(1,729)

On September 28, 2014, Guangdong Mingyang entered into a partnership agreement with several third-party entities with respect to the establishment of Mingwu Xinyuan in Beijing. The registered capital of Mingwu Xinyuan is RMB305,000,000. As of December 31, 2015, Guangdong Mingyang and other partners have made cash injections of RMB45,000,000 and RMB107,500,000, respectively, representing 29.51% and 70.49% of the voting rights on all operational and financial decisions, respectively. As of December 31, 2014, Mingwu Xinyuan had not commenced business operations. For the year ended December 31, 2015, Mingwu Xinyuan recorded net loss of RMB5,806,000, for which the Group’s share of loss was RMB1,729,000.

(vi)	In January 12, 2015, Guangdong Mingyang entered into a shareholders’ agreement with some third-party entities to acquire 28% equity interests of Kaiwu Changsheng with a consideration of RMB1,400,000. The registered capital of Kaiwu Changsheng is RMB5,000,000. By the end of December 31, 2015, Guangdong Mingyang and other shareholders had each made the first proportionate installment of capital injection of RMB700,000 and RMB1,800,000, respectively, representing 28% and 72% of the actual paid-up capital in Kaiwu Changsheng, respectively. According to the Articles of Association of Kaiwu Changsheng, Guangdong Mingyang and the other shareholders have 28% and 72% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. For the year ended December 31, 2015, Kaiwu Changsheng recorded net loss of RMB2,316,000, for which the Group’s share of loss was RMB648,000. As of December 31, 2015, the carrying amount of investment in Kaiwu Changsheng was RMB52,000, represtenting capital injection of RMB700,000 offset by the share of loss of RMB648,000.

13	Investments in associates (continued)

(vii)	The summarised financial information of Oriental Millennium is as follows:

2015
RMB’000

Current assets	21,943
Non-current assets	52

Total assets	21,995

Current liabilities	(1,995)

Total liabilities	(1,995)

Net assets	20,000

Revenue	—
Profit/(loss) from continuing operation	—
Total comprehensive profit/(loss)	—
Group’s share of net assets	20,000
Group’s share of profit/(loss)	—

On November 18, 2015, Guangdong Mingyang together with several third-party entities acquired 100% equity interests of Oriental Millennium with a consideration of RMB10,000,000, which did not have operation at time of acquisition. Subsequently, Oriental Millennium’s registered capital was increased from RMB10,000,000 to RMB100,000,000. Pursuant to the Articles of Association of Oriental Millennium, Guangdong Mingyang and the other shareholders should contribute RMB28,000,000 and RMB72,000,000, representing 28% and 72% of the registered capital, respectively. Accordingly, Guangdong Mingyang and the other shareholders have 28% and 72% of the voting rights on all operational and financial decisions and shares of its profit or loss, respectively. As agreed, Guangdong Mingyang should pay consideration of RMB10,000,000 to the original shareholder, who paid the initial registered capital of RMB10,000,000 prior to acquisition, and contribute another RMB18,000,000 to Oriental Millennium. As of December 31, 2015, Guandgong Mingyang and the other shareholders have made cash injection of RMB10,000,000 and nil, respectively. Also, Guangdong Mingyang has yet settled the RMB10,000,000 with the original shareholder of Oriental Millennium. As of December 31, 2015, Oriental Millennium has not commenced business operations.

14	Investments in joint ventures

	December 31,
	2014	2015
	RMB’000	RMB’000

Share of paid-in capital	681,010	741,010
Fixed income from joint ventures	186,838	246,740
Share of profit from continuing operation	—	446
Impairment loss (vi)	—	(46,500)

	867,848	941,696

Name of joint ventures	Form of business structure	Place of incorporation and operation	Paid-in capital as of December 31, 2015	Percentage of equity interests as of December 31,			Principal activities
			in thousands	2013	2014	2015

Daqing Zhongdan Ruihao Wind Power Generating Co., Ltd. (“Zhongdan Ruihao”)	Incorporated	Heilongjiang, the PRC	RMB158,000	90.51%	90.51%	90.51%	Development and operation of wind farms

Daqing Dumeng Hujitumo Wind Power Co., Ltd. (“Daqing Dumeng”)	Incorporated	Heilongjiang, the PRC	RMB135,000	88.89%	88.89%	88.89%	Development and operation of wind farms

Daqing Dumeng Dairy Farm Wind Power Co., Ltd. (“Daqing Dairy Farm”)	Incorporated	Heilongjiang, the PRC	RMB135,000	88.89%	88.89%	88.89%	Development and operation of wind farms

Daqing Dumeng Huzhen Dairy Farm Wind Power Co., Ltd. (“Huzhen Dairy Farm”)	Incorporated	Heilongjiang, the PRC	RMB135,000	88.89%	88.89%	88.89%	Development and operation of wind farms

Xinjiang Wanbang Energy Development Co., Ltd. (“Xinjiang Wanbang”)	Incorporated	Xinjiang, the PRC	RMB130,000	66.67%	66.67%	61.54%	Development and operation of wind farms

Inner Mongolia Mingyang Wind Power Co., Ltd. (“Inner Mongolia Wind Power”)	Incorporated	Inner Mongolia, the PRC	RMB83,000	96.40%	96.40%	96.40%	Development and operation of wind farms

Datang Gongcheng New Enengy Co., Ltd. (“Datang Gongcheng”)	Incorporated	Guangxi, the PRC	RMB80,000	97.50%	90.00%	97.50%	Development and operation of wind farms

GWPL	Incorporated	India	INR648,874	—	50.00%	50.00%	Manufacture and sale of wind turbines

MW EP Renewables International Limited (“MW EP Group”)	Incorporated	Cyprus	EUR1	66.67%	66.67%	66.67%	Development and operation of wind farms
		(equivalent to RMB10)

W.Power EOOD (“W.Power”)	Incorporated	Bulgaria	Lev1	66.00%	66.00%	66.00%	Development and operation of wind farms
		(equivalent to RMB5)

14	Investments in joint ventures (continued)

(i)	The summarised financial information of the joint ventures, for which fixed income is recognized, is as follows:

Zhongdan Ruihao

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	216,216	125,425	98,365
including: cash and cash equivalents	1,402	3,577	3,945
Non-current assets	288,510	329,668	385,080

Total assets	504,726	455,093	483,445

Current liabilities	59,924	32,328	78,974
including: current financial liabilities	50,000	—	—
Non-current liabilities	290,000	270,000	250,000
including: non-current financial liabilities	290,000	270,000	250,000

Total liabilities	349,924	302,328	328,974

Net assets	154,802	152,765	154,471

Revenue	—	—	10,779
(Loss) / profit from continuing operation	(1,679)	(2,037)	1,706

Group’s share of paid-in capital	143,000	143,000	143,000
Group’s total fixed income from joint ventures	44,580	62,580	76,044

Daqing Dumeng

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	138,406	74,724	62,214
including: cash and cash equivalents	36	2,740	1,691
Non-current assets	250,315	310,109	341,357

Total assets	388,721	384,833	403,571

Current liabilities	6,020	13,210	46,365
including: current financial liabilities	—	—	—
Non-current liabilities	250,000	240,000	225,000
including: non-current financial liabilities	250,000	240,000	225,000

Total liabilities	256,020	253,210	271,365

Net assets	132,701	131,623	132,206

Revenue	—	—	8,706
(Loss) / profit from continuing operation	(3,186)	(1,078)	583

Group’s share of paid-in capital	120,000	120,000	120,000
Group’s total fixed income from joint ventures	30,329	48,329	61,792

14	Investments in joint ventures (continued)

(i)	The summarised financial information of the joint ventures, for which fixed income is recognized, is as follows (continued):

Daqing Dairy Farm

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	158,804	133,948	135,442
including: cash and cash equivalents	22	15,424	1,473
Non-current assets	53,047	282,704	270,769

Total assets	211,851	416,652	406,211

Current liabilities	78,270	9,000	7,833
including: current financial liabilities	—	—	—
Non-current liabilities	—	275,000	265,000
including: non-current financial liabilities	—	275,000	265,000

Total liabilities	78,270	284,000	272,833

Net assets	133,581	132,652	133,378

Revenue	—	—	8,445
(Loss) / profit from continuing operation	(2,538)	(929)	726

Group’s share of paid-in capital	120,000	120,000	120,000
Group’s total fixed income from joint ventures	6,658	12,658	17,145

Huzhen Dairy Farm

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	102,073	124,944	128,176
including: cash and cash equivalents	16	25,744	1,633
Non-current assets	40,785	282,568	274,832

Total assets	142,858	407,512	403,008

Current liabilities	9,382	—	4,726
including: current financial liabilities	—	—	—
Non-current liabilities	—	275,000	265,000
including: non-current financial liabilities	—	275,000	265,000

Total liabilities	9,382	275,000	269,726

Net assets	133,476	132,512	133,282

Revenue	—	—	8,754
(Loss) / profit from continuing operation	(3,004)	(964)	770

Group’s share of paid-in capital	120,000	120,000	120,000
Group’s total fixed income from joint ventures	5,885	11,885	16,373

14	Investments in joint ventures (continued)

(i)	The summarised financial information of the joint ventures, for which fixed income is recognized, is as follows (continued):

Xinjiang Wanbang

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	146,353	184,257	177,780
including: cash and cash equivalents	40,462	1,511	449
Non-current assets	226,029	224,726	233,354

Total assets	372,382	408,983	411,134

Current liabilities	4,107	47,526	45,123
including: current financial liabilities	—	—	—
Non-current liabilities	250,000	230,000	210,000
including: non-current financial liabilities	250,000	230,000	210,000

Total liabilities	254,107	277,526	255,123

Net assets	118,275	131,457	156,011

Revenue	—	30,008	47,105
(Loss) / profit from continuing operation	(2,883)	13,182	14,554

Group’s share of paid-in capital	80,000	80,000	80,000
Group’s total fixed income from joint ventures	14,466	26,466	38,466

Inner Mongolia Wind Power

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	235,954	105,167	96,012
including: cash and cash equivalents	11	13,494	1,104
Non-current assets	360,334	299,297	362,729

Total assets	596,288	404,464	458,741

Current liabilities	525,126	100,270	104,688
including: current financial liabilities	185,000	—	—
Non-current liabilities	—	220,000	260,587
including: non-current financial liabilities	—	220,000	260,587

Total liabilities	525,126	320,270	365,275

Net assets	71,162	84,194	93,466

Revenue	—	63,761	40,370
(Loss) / profit from continuing operation	(9,564)	13,032	9,272

Group’s share of paid-in capital	80,010	80,010	80,010
Group’s total fixed income from joint ventures	12,920	24,920	36,920

14	Investments in joint ventures (continued)

(i)	The summarised financial information of the joint ventures, for which fixed income is recognized, is as follows (continued):

Guangdong Mingyang entered into several shareholders’ agreements pursuant to which it would contribute cash injection into the registered capital of joint ventures, all with zero equity pick-up. As of December 31, 2015, these joint ventures include all entities listed in the above table except for Datang Gongcheng, GWPL, MW EP Group and W.Power. In accordance with the shareholders’ agreements, the other shareholders of these joint ventures (“the Other Shareholders”) are obligated to repurchase the equity interests in the joint ventures held by Guangdong Mingyang within two to five years after completion of certain milestone events. Guangdong Mingyang is entitled to a fixed-rate annual return of 15% of the amount or part of the amount it contributed to the registered capital of the joint ventures. The amount of the fixed-rate annual return will be settled by the Other Shareholders when the Other Shareholders repurchase the equity interests in the joint ventures held by Guangdong Mingyang. According to the shareholders’ agreements, unanimous consent between Guangdong Mingyang and the Other Shareholders is required for all strategic financial and operating decisions of the joint ventures. Guangdong Mingyang is not entitled to any dividend or residual interest of the joint ventures except for the fixed-rate annual return mentioned above.

The investments in these entities are accounted for as investments in joint ventures. The Group recognized income from investments in joint ventures of RMB73,570,000, RMB72,000,000 and RMB59,902,000 for the years ended December 31, 2013, 2014 and 2015, respectively (Note 8(a)), representing the fixed-rate return of the amount or part of the amount it contributed to the joint ventures. Under the terms of each of the shareholders’ agreements, Guangdong Mingyang is not entitled to share the entities’ operating results. Therefore, the Group’s shares of these entities’ net assets are limited to the Group’s respective shares of these entities’ registered capital and the amount of the fixed-rate return. In the fourth quarter of 2015, the fixed income of RMB12,098,000 for four of the joint ventures, namely Zhongdan Ruihao, Daqing Dumeng, Daqing Dairy Farm and Huzhen Dairy Farm, was not recognized since the Group is negotiating with the Other Shareholders about the details of repurchase and management believed that the fixed income for the fourth quarter of 2015 is in doubt.

(ii)	The summarised financial information of Datang Gongcheng is as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	13,071	13,501	6,077
including: cash and cash equivalents	7,501	19	584
Non-current assets	7,068	8,479	240,531

Total assets	20,139	21,980	246,608

Current liabilities	139	1,980	166,151
including: current financial liabilities	—	—	—

Total liabilities	139	1,980	166,151

Net assets	20,000	20,000	80,457

14	Investments in joint ventures (continued)

(ii)	The summarised financial information of Datang Gongcheng is as follows (continued):

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Other income	—	—	457
Profit from continuing operation	—	—	457
Total comprehensive income	—	—	457
Group’s share of paid-in capital	18,000	18,000	78,000
Group’s share of profit	—	—	446

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

On December 22, 2014, Guangdong Mingyang entered into a supplemental agreement with Datang Guilin, pursuant to which both parties’ share of equity interests in Datang Gongcheng will be determined by their actual paid up capital injections. As such, Guangdong Mingyang’s percentage of equity interests in Datang Gongcheng has been reduced to 90.00% as of December 31, 2014. In year 2015, Guangdong Mingyang injected the remaining RMB60,000,000 and its percentage of equity interests in Datang Gongcheng has been increased to 97.50% as of December 31, 2015.

According to the Articles of Association of Datang Gongcheng, unanimous consent is required for all significant decisions of Datang Gongcheng, and therefore, it is recognized as a joint venture of Guangdong Mingyang. Guangdong Mingyang is not entitled to any fixed-rate annual return from its capital injections, but is entitled to share Datang Gongcheng’s operating results, which is determined based on the percentage of equity interests held by Guangdong Mingyang. As of December 31, 2014, Datang Gongcheng had not commenced business operations, thus the Group’s share of Datang Gongcheng’s operating result is nil in year 2014. For the year ended December 31, 2015, Datang Gongcheng recorded net profit of RMB457,000, for which the Group’s share of profit was RMB446,000.

14	Investments in joint ventures (continued)

(iii)	Guangdong Mingyang also entered into agreements with the joint ventures listed out in Note 14 (i) and (ii) to sell certain wind turbines and provide relevant maintenance services to these joint ventures. Since the Group in substance provides interest-bearing advances to Other Shareholders of the joint ventures, it retains a significant risk of ownership when receipt of revenue from the sale of wind turbines to the joint ventures is contingent upon the derivation of revenue by the buyer from the operation of wind turbines. Therefore, in addition to meeting all the criteria for revenue recognition, the Group does not recognize revenue from the sale of wind turbines to the joint ventures until the joint ventures have demonstrated their current ability to settle the sales amount of the wind turbines, other than solely from the future generation of cash flows from the wind farm operations. Such ability is usually evidenced by the joint ventures obtaining financing (independent from the Group) to settle the sales amount of wind turbines, such as obtaining bank loans that are not guaranteed by the Group, its subsidiaries or related parties.

The Group recognized revenue of RMB159,399,000, RMB479,803,000 and nil from sale of wind turbines to its joint ventures during the years ended December 31, 2013, 2014 and 2015, respectively, after these joint ventures have obtained financing (independent from the Group) to settle the sales amount of wind turbines. The Group’s trade receivables from the joint ventures in respect of the sale of wind turbines are disclosed in Note 32(a).

(iv)	On January 1, 2014, the Group deconsolidated GWPL and accounted for GWPL as a joint venture (Note 8(b)). As at the deconsolidation date, GWPL had accumulated losses and net liabilities which exceed the Group’s cost of investment in it. The initial fair value of the Group’s investment in GWPL as a joint venture was recorded as nil on January 1, 2014. Subsequent to deconsolidation, the Group did not recognize its proportionate share of GWPL’s loss in its consolidated financial statements for the years ended December 31, 2014 and 2015 because the Group’s investment in GWPL has been written down to nil and the Group has no future legal or constructive obligation to make payment for GWPL. In late 2015, due to the continuing failure of Reliance Capital Limited (“Reliance Capital”) and GWPL to perform certain of their obligations under the share subscription agreement and the shareholder agreement in connection with GWPL entered into amount the Group, Reliance Capital and GWPL in November 2012, the Group decided to terminate the agreements. After consulting with the India local counsel, the Group had served a notice of termination to Reliance Capital pursuant to the terms of the agreements in early 2016.

(v)	The Group owns 66.67% and 66.00% equity interests in MW EP Group and W.Power, respectively. According to the shareholders’ agreements, unanimous consent between Guangdong Mingyang and the Other Shareholders is required for all strategic financial and operating decisions of each of these two joint ventures. The Group did not recognize its proportionate share of MW EP Group and W.Power’s loss in its consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 because the Group’s investments in MW EP Group and W.Power both have been written down to nil and the Group has no future legal or constructive obligation to make payment for these 2 entities.

(vi)	In 2015, the operating results for certain of the Group’s joint ventures, including Zhongdan Ruihao, Daqing Dumeng, Daqing Dairy Farm and Huzhen Dairy Farm, were not as good as previously expected. It indicated that an impairment loss on investments in joint ventures might have occurred. The Group carried out an impairment test on investments in these joint ventures, and the recoverable amount of these investments was determined based on value in use using the discounted estimated future cash flows. The Group recognized impairment loss of RMB46,500,000 for the year ended December 31, 2015.

15	Inventories

(a)	Inventories in the consolidated statements of financial position comprise:

	December 31,
	2014	2015
	RMB’000	RMB’000
Raw materials	732,105	657,669
Work in progress	273,525	302,536
Finished goods	1,010,190	2,092,324

	2,015,820	3,052,529

(b)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

Carrying amount of inventories sold or utilized	2,477,054	4,887,658	5,445,979
Write down of inventories	22,936	5,897	26,191
Reversal of write-down of inventories	(5,411)	(16,215)	(533)

Inventories recognized as an expense in cost of sales	2,494,579	4,877,340	5,471,637

The carrying amount of inventories is stated at lower of cost or net realizable value. For the year ended December 31, 2014, the reversal of write-down of inventories made in prior years arose due to an increase in the estimated net realizable value of certain product type of wind turbines as a result of a change in consumer preferences.

The Group’s finished goods include wind turbines of RMB533,450,000 and RMB1,088,298,000 as of December 31, 2014 and 2015, respectively, that were delivered to and accepted by the customers but installation and functionality test were not completed.

The Group’s finished goods also include wind turbines of RMB161,483,000 and RMB381,593,000 as of December 31, 2014 and 2015, respectively, that were delivered to the customers’ locations but not yet accepted by the customers.

16	Trade and other receivables

			December 31,
	Note		2014	2015
			RMB’000	RMB’000
Current
Trade receivables
- Third parties			4,194,498	6,314,918
- Related parties (Note 32(a))			49,076	118,798

			4,243,574	6,433,716

Discount effect of retention receivables
- Third parties			(54,451)	(68,372)

Allowance for doubtful debts	(b	)
- Third parties			(367,744)	(474,820)
- Related parties (Note 32(a))			—	(1,726)

			(367,744)	(476,546)

			3,821,379	5,888,798

Bills receivable
- Third parties			271,378	367,892

Other receivables
- Third parties			197,544	155,783
- Related parties			80,661	268,848

			278,205	424,631

Allowance for doubtful debts	(f	)
- Third parties			(14,475)	(24,429)
- Related parties (Note 32(a))			(15,937)	(32,170)

			(30,412)	(56,599)

			247,793	368,032

Loans and receivables			4,340,550	6,624,722

Deposits
- Third parties			59,125	41,869

			4,399,675	6,666,591

16	Trade and other receivables (continued)

		December 31,
	Note	2014	2015
		RMB’000	RMB’000

Non-current
Trade receivables (retention receivables)
- Third parties		976,040	1,262,307

Discount effect of retention receivables
- Third parties		(126,440)	(209,718)

		849,600	1,052,589

Other receivables
- Third parties		100,000	—

		949,600	1,052,589

According to the wind turbine sale agreements, the customers are required to make payments in installments, which generally include an upfront payment of approximately 10% of the sale price of the wind turbines within one month of the signing of the sale agreements; a second payment of approximately 10% to 20% of the sale price of the wind turbines within three months of the signing of the sale agreements and upon receipt by the customers of evidence of supply contracts the Group has entered into to fulfill the wind turbine sale agreements; payments of approximately 30% to 60% of the sale price of the wind turbines within one month after each scheduled delivery; payments of approximately 15% to 30% of the sale price of the wind turbines within one month after the wind turbines are installed and have passed the functionality test; and payments of approximately 5% to 40% of the sale price of the wind turbines within one month after the wind turbines have passed the preliminary inspection, which indicates the completion of the durability test. The final 5% to 10%, if any, of the sale price of the wind turbines is retained by the Group’s customers and payable within up to one month after the end of the warranty period, which normally lasts for two to six years after the wind turbines pass the preliminary inspection.

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

The contractual amount and the carrying amount of retention receivables are set out as below:

	December 31,
	2014	2015
	RMB’000	RMB’000
Current
- Contractual amount	552,780	737,919
- Discount effect	(54,451)	(68,372)

	498,329	669,547

Non-current
- Contractual amount	976,040	1,262,307
- Discount effect	(126,440)	(209,718)

	849,600	1,052,589

	1,347,929	1,722,136

The discount effect of the retention receivables represents the difference between the contractual amount and the present value of the estimated future cash flows. The discount rate applied to the estimated future cash flows was based on the observed interest rate.

RMB28,275,000, RMB34,509,000 and RMB33,379,000, were amortized and recorded in finance income during the years ended December 31, 2013, 2014 and 2015, respectively (Note 8(a)).

16 Trade	and other receivables (continued)

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

Trade and other receivables from related parties are set out in Note 32(a).

(a)	Ageing analysis

The ageing analysis of current portion of gross amount of trade receivables as of the end of the reporting period is as follows:

	December 31,
	2014	2015
	RMB’000	RMB’000

Not past due	2,853,494	4,448,848

Less than 1 month past due	74,062	118,760
1 to 3 months past due	120,380	412,258
More than 3 months but less than 12 months past due	429,445	588,653
More than 12 months but less than 24 months past due	451,858	280,239
Amount past due over 24 months	314,335	584,958

Amount past due	1,390,080	1,984,868

	4,243,574	6,433,716

Trade receivables are generally due within 30 days from the date of billing.

The past-due amounts of trade receivables as of December 31, 2014 and 2015 are mainly attributable to the following factors:

•	A majority part of the Group’s customers are state-owned enterprises in the PRC, the gross trade receivables due from which accounted for 64% over the total gross balance as of December 31, 2015, and payments made by these enterprises are subject to complex internal application and approval procedures, which normally take several months from the time when payment applications are initiated until the payments are finally approved and processed.

16	Trade and other receivables (continued)

(a)	Ageing analysis (continued)

•	The Group’s customers usually finance wind farm projects from their internal resources or loans from financial institutions, which may not be obtained or drawn down as originally planned. If the financing is postponed, agreed payment schedules in the relevant wind turbine sale agreements are affected.

The Group’s exposure to credit risk is disclosed in Note 30(a).

(b)	Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group determines that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts for trade receivables during the years are as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

At January 1	212,331	377,820	367,744
Provisions for allowance for doubtful debts	170,873	8,703	108,802
Utilization	(5,384)	(18,779)	—

At December 31	377,820	367,744	476,546

(c)	Trade receivables that are not impaired

The current portion of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	December 31,
	2014	2015
	RMB’000	RMB’000

Neither past due nor impaired	2,799,043	4,254,230

(d)	Deferred revenue

The Group entitles to milestone trade receivables but the conditions for revenue recognition are yet to be fulfilled, since the delivery of the wind turbines till the installation supervision services have been provided by the Group, which is the point of time when the wind turbine has been delivered and accepted by the customer, the wind turbine has been installed under the supervision of the Group, and functionality test of the wind turbine has been completed and accepted by the customer. The Group recorded trade receivables and deferred revenue for the above period.

16	Trade and other receivables (continued)

(d)	Deferred revenue (continued)

The Group also defers revenue attributable to the provision of maintenance services until the commencement of the warranty period, during which the Group provides maintenance services and recognizes the revenue on a straight-line basis. The amounts that have been billed by the Group for wind turbines that have been delivered to the customers’ location but the related installation and functionality test have not been completed, and the amount that have been billed by the Group for maintenance services but have not been fully provided by the Group are both recorded in “deferred revenue” in the consolidated statements of financial position. Deferred revenue amounted to RMB741,313,000 and RMB1,409,270,000 as of December 31, 2014 and 2015, respectively.

(e)	Pledge of trade and other receivables

As of December 31, 2014 and 2015, trade and other receivables amounted to RMB183,051,000 and RMB211,911,000 were pledged as security for short-term bank loans of RMB50,000,000 and RMB89,845,000 (Note 22), respectively.

As of December 31, 2014 and 2015, bills payable of nil and RMB66,297,000 were secured by pledged bills receivable of nil and RMB66,297,000 (Note 21), respectively.

(f)	Impairment of other receivables

Impairment loss in respect of other receivables is recorded using an allowance account unless the Group determines that recovery of the amount is remote, in which case the impairment loss is written off against other receivables directly.

The movements in the allowance for doubtful debts for other receivables during the years are as follows:

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

At January 1	22,801	25,412	30,412
Provision for allowance for doubtful debts	2,611	5,000	26,187

At December 31	25,412	30,412	56,599

As of December 31, 2013, 2014 and 2015, certain debtors were in financial difficulties. Management assessed that a portion of the receivables from these debtors are not expected to be recovered. Consequently, provision for allowances for doubtful debts of RMB2,611,000, RMB5,000,000 and RMB26,187,000 were recognized during the years ended December 31, 2013, 2014 and 2015, respectively.

17	Prepayments

		December 31,
		2014	2015
	Note	RMB’000	RMB’000

Current
Prepayments to suppliers		88,858	73,630
Other prepayments		15,246	10,179

		104,104	83,809

Non-current
Prepayment in relation to acquisition of intangible assets		113,966	125,101
Prepayment in relation to acquisition of property, plant and equipment		5,798	31,459
Prepayment in relation to acquisition of equity interest	32(a)(x)	—	108,300
Other prepayments		1,078	848

		120,842	265,708

As of December 31, 2014 and 2015, prepayments to suppliers of RMB88,858,000 and RMB73,630,000, respectively, represented the amount of raw materials that the Group expects to take delivery within twelve months from the reporting date.

Prepayment in relation to acquisition of intangible assets mainly represented down payment for acquisition of SCD 6.0MW unpatented technology. As of December 31, 2014 and 2015, the Group’s purchase commitment in relation to the SCD 6.0MW unpatented technology was EUR2,300,000, equivalent to RMB16,319,000, calculating at closing exchange rate. The Group has obtained the first batch of documents for this design in 2012. The Group expects to receive the patent certificate and all the documents required for manufacture of wind turbines with design capacity of 6.0MW using SCD technology in 2016.

Subject to a supplemental agreement the Group entered into with the above mentioned third party in January 2016, the Group will no longer to be required to pay the royalties upon the full payment of a total of EUR3,500,000. By the end of April, 2016, the Group had paid the third party EUR2,500,000 under the supplemental agreement and expected to pay the remaining amounts in 2016 (Note 31(c)).

18	Other current assets

Other current assets as of December 31, 2014 and 2015 represented the PRC value-added tax recoverable of RMB15,015,000 and RMB21,604,000, respectively, which is expected to be utilized within one year.

19	Pledged bank deposits

Pledged bank deposits represent cash pledged to banks as security for the following:

	December 31,
	2014	2015
	RMB’000	RMB’000

Letter of credit	666	6,922
Letter of guarantee	99,000	99,000
Bank acceptance	118,657	232,021
Long-term bank loans	88,560	88,560

	306,883	426,503

As of December 31, 2014 and 2015, pledged bank deposits of RMB24,000,000, RMB20,560,000, RMB22,000,000 and RMB22,000,000 are secured for certain bank loans borrowed by Zhongdan Ruihao, Daqing Dumeng, Daqing Dairy Farm and Huzhen Dairy Farm in the amount of RMB300,000,000, RMB257,000,000, RMB275,000,000 and RMB275,000,000, respectively. The same amount was received from these entities to mitigate the Group’s risk exposure (Note 32(a)(vi)/(vii)/(xiii)/(xiv)).

20	Cash and cash equivalents

As of December 31, 2014 and 2015, cash and cash equivalents of RMB2,333,737,000 and RMB1,635,949,000 were deposited with major banks in the PRC in the ordinary course of business. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

21	Trade and other payables

	December 31,
	2014	2015
	RMB’000	RMB’000

Current - third parties
Trade payables	2,442,357	3,610,709
Bills payable	1,375,870	2,804,798
Receipt in advance	926,175	827,266
Consideration payables (Note 4(c))	—	78,701
Accrued expense and other payables	496,790	620,326

	5,241,192	7,941,800

21	Trade and other payables (continued)

	December 31,
	2014	2015
	RMB’000	RMB’000

Current - related parties (Note 32(a))
Trade payables	281,189	91,152
Bills payable	97,003	7,851
Receipt in advance	26,325	11,352
Consideration payables (Note 4(c))	—	115,598
Accrued expense and other payables	3,961	13,704

	408,478	239,657

Total	5,649,670	8,181,457

Non-current - third parties
Trade payables	160,984	269,218

Non-current - related parties (Note 32(a))
Trade payables	48,866	18,405
Other payables	88,560	88,560

	137,426	106,965

Total	298,410	376,183

Certain suppliers request the Group to pay by means of bills payable so as to ensure they can receive payments on time. Bills payable represent short-term notes payable issued by financial institutions to the Group’s suppliers. Upon maturity of the bills, the suppliers receive the face amount of the bills from the financial institutions and the Group pays the same amount plus a bank charge of approximately 0.05% to 0.60% of the face amount to the financial institutions. As of December 31, 2014 and 2015, all bills payable mature within twelve months from the reporting date.

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

As of December 31, 2014 and 2015, trade and other payables that were contractually due after more than one year amounted to RMB298,410,000 and RMB376,183,000, respectively.

21	Trade and other payables (continued)

All the current portion of trade and other payables (excluding receipt in advance) are contractually payable within one year or are repayable on demand.

As of December 31, 2014 and 2015, bills receivable of nil and RMB66,297,000 (Note 16(e)) were pledged as security for bills payable of nil and RMB66,297,000, respectively.

22	Bank and other borrowings

	December 31,
	2014	2015
	RMB’000	RMB’000
Short-term bank and other loans
- secured	50,000	124,541
- unsecured	501,450	534,000

	551,450	658,541

Short-term bank and other loans outstanding as of December 31, 2014 and 2015 bore a weighted average interest rate of 6.52% and 4.82% per annum, respectively. The short-term loans were primarily obtained for general working capital, and had maturity terms ranging from four to twelve months.

As of December 31, 2014, bank loans of RMB50,000,000 were secured by pledged trade receivables of RMB183,051,000 (Note 16(e)).

As of December 31, 2015, bank loans of RMB50,000,000 were secured by pledged trade receivables of RMB157,920,000. Bank loans of RMB66,845,000 were secured by property, plant and equipment of RMB100,402,000 (Note 10), among which bank loans of RMB39,845,000 were also secured by pledged trade receivables of RMB53,991,000.

As of December 31, 2014, none of the Group’s bank borrowings are guaranteed by related parties or third parties. As of December 31, 2015, bank borrowings of RMB34,696,000 were guaranteed by third parties. In addition, RMB39,845,000 of the short-term bank borrowings are guaranteed by a related party, Zhongshan Mingyang Electrical Co., Ltd. (“Mingyang Electrical”).

Mingyang Electrical received no consideration from the Group for being the guarantor of the Group’s bank borrowings. The estimated fair value of the guarantee was determined to be immaterial.

23	Bond payable

	December 31,
	2014	2015
	RMB’000	RMB’000

Proceeds from issue of notes	1,000,000	600,000
Transaction costs	(19,500)	(2,400)

Net proceeds	980,500	597,600

Accreted interest	19,249	71

	999,749	597,671

On January 13, 2012, Guangdong Mingyang issued RMB-denominated unsecured three-year medium-term notes of RMB1,000,000,000 in the PRC. The notes bore a fixed annual coupon rate of 8.50% and matured on January 12, 2015. The issue has been registered with the PRC National Association of Financial Market Institutional Investors. The proceeds were primarily used to enhance Guangdong Mingyang’s working capital.

On December 22, 2015, Guangdong Mingyang issued RMB-denominated unsecured one-year short-term notes of RMB600,000,000 in the PRC. The notes bear a fixed annual coupon rate of 6.19% and mature on December 21, 2016. The issue has been registered with the Shanghai Clearing House. The proceeds are primarily used to enhance Guangdong Mingyang’s working capital.

As of December 31, 2015, the notes are not subject to the fulfilment of financial covenants.

24	Income tax in the consolidated statements of financial position

(a)	Income tax payable in the consolidated statements of financial position represents:

	December 31,
	2014	2015
	RMB’000	RMB’000

PRC income tax - balance of provision for the year	44,309	177,850

24	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized

The components of deferred tax assets / (liabilities) recognized in the consolidated statements of financial position and the movements during the years are as follows:

	As of January 1, 2013	Acquisition through business combination (Note 4(a))	Credited / (charged) to profit or loss (Note 9(a))	Effect of movement in exchange rates	As of December 31, 2013
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred revenue	36,766	—	22,991	—	59,757
Deferred income	26,442	—	(3,610)	—	22,832
Accrual on warranty liabilities	55,938	—	2,333	—	58,271
Intangible assets	(45,858)	(2,933)	23,761	5,436	(19,594)
Property, plant and equipment	(29,978)	(44)	2,575	3,885	(23,562)
Lease prepayments	(10,511)	—	225	—	(10,286)
Inventories	5,138	—	5,752	—	10,890
Trade and other receivables	47,987	—	24,290	—	72,277
Investments in associates and joint ventures	(6,885)	—	(8,587)	—	(15,472)
Accumulated tax loss	—	—	14,970	—	14,970
Others	8,016	—	(5,358)	—	2,658

Total	87,055	(2,977)	79,342	9,321	172,741

24	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized (continued)

	As of January 1, 2014	Acquisition through business combination (Note 4(b))	(Charged) / credited to profit or loss (Note 9(a))	Reverse due to disposal of subsidiaries	Reverse due to loss of control of subsidiaries	As of December 31, 2014
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred revenue	59,757	—	(388)	—	—	59,369
Deferred income	22,832	—	(405)	—	—	22,427
Accrual on warranty liabilities	58,271	—	15,027	—	—	73,298
Intangible assets	(19,594)	(4,638)	349	7,122	12,123	(4,638)
Property, plant and equipment	(23,562)	—	488	29	23,902	857
Lease prepayments	(10,286)	—	174	—	—	(10,112)
Inventories	10,890	—	(3,730)	—	(421)	6,739
Trade and other receivables	72,277	—	10,906	—	—	83,183
Investments in associates and joint ventures	(15,472)	—	(10,699)	—	—	(26,171)
Accumulated tax loss	14,970	—	(12,158)	—	—	2,812
Others	2,658	—	(2,040)	—	—	618

Total	172,741	(4,638)	(2,476)	7,151	35,604	208,382

24	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized (continued)

	As of January 1, 2015	Acquisition through business combination (Note 4(c)/(d))	Credited / (charged to profit or loss (Note 9(a))	As of December 31, 2015
	RMB’000	RMB’000	RMB’000	RMB’000

Deferred revenue	59,369	—	15,835	75,204
Deferred income	22,427	(2,055)	(2,557)	17,815
Accrual on warranty liabilities	73,298	9,162	12,166	94,626
Intangible assets	(4,638)	(41,775)	2,617	(43,796)
Property, plant and equipment	857	(554)	1,269	1,572
Lease prepayments	(10,112)	(445)	259	(10,298)
Inventories	6,739	(63)	24,370	31,046
Trade and other receivables	83,183	10,351	30,374	123,908
Investments in associates and joint ventures	(26,171)	—	(1,643)	(27,814)
Accumulated tax loss	2,812	—	(1,383)	1,429
Others	618	1,444	7,606	9,668

Total	208,382	(23,935)	88,913	273,360

24	Income tax in the consolidated statements of financial position (continued)

(b)	Deferred tax assets and liabilities recognized (continued)

	December 31,
	2014	2015
	RMB’000	RMB’000

Deferred tax assets recognized in the consolidated statements of financial position	222,343	304,619

Deferred tax liabilities recognized in the consolidated statements of financial position	(13,961)	(31,259)

	208,382	273,360

(c)	Deferred tax assets not recognized

In accordance with the accounting policy set out in Note 3(p), as of December 31, 2014 and 2015, the Group has not recognized deferred tax assets in respect of unused tax losses of RMB133,404,000 and RMB261,968,000 and other temporary differences of RMB120,651,000 and RMB92,366,000, respectively, which are with no expiration date. The Group determined that it was not probable that these tax losses and other temporary differences can be utilized in the foreseeable future. As of December 31, 2015, unrecognized tax losses of RMB1,530,000, RMB25,907,000, RMB38,931,000, RMB43,216,000 and RMB152,384,000 will expire in 2016, 2017, 2018, 2019 and in the years of 2020 and onwards, respectively, if unused.

(d)	Deferred tax liabilities not recognized

As of December 31, 2015, taxable temporary differences relating to the undistributed profits of the Group’s PRC subsidiaries amounted to RMB703,247,000. No deferred tax liabilities was recognized in respect of the 10% or 5% PRC dividend withholding tax that would be payable on the distribution of the undistributed profits since the Group controls the dividend policy of its subsidiaries, i.e., the Group controls the timing of reversal of the related taxable temporary differences and it is probable that these profits will not be distributed in the foreseeable future.

25	Provisions

Provisions represent wind turbine warranty.

	Note	2014	2015
		RMB’000	RMB’000

As of January 1		404,050	500,915
Assumed through a business combination	4(c)	—	61,081
Provisions made	8(b)	182,035	224,715
Provisions utilized		(85,170)	(158,338)

As of December 31		500,915	628,373

Current portion		301,966	284,571
Non-current portion		198,949	343,802

As of December 31		500,915	628,373

The Group’s wind turbines are sold with a two-to-six year warranty for defects in materials and workmanship. The warranty period formally starts after the wind turbines have passed the preliminary inspection. Other than the warranty period stated in the contracts, the Group also has the obligations for defects in materials and workmanship during the period from the time when the wind turbines are accepted by customers until the completion of the durability test. Based on historical experience, this additional warranty period did not cause the Group to incur significant costs. During the warranty period, if the annual utilization rate of a wind turbine falls below certain threshold, or if the actual annual output of the wind turbines falls below certain threshold, the Group is subject to a penalty of up to 20% of the contract amount relating to sale of the wind turbines. Further, if the annual utilization rate of a wind turbine falls below certain threshold as required in respective contracts, or if the actual annual output falls below certain required threshold of the wind turbine’s designed output, the customer has a right to have the Group replace or fix the defective components. These obligations are treated and considered as part of the overall warranty obligations. Management estimated the amount of potential future claims during the warranty periods based on the Group’s past warranty history and with reference to its historical warranty utilization experience. Management also considers the warranty provided by the Group’s component suppliers, which typically provide warranties for a period ranging from 6 months up to 66 months after the components are delivered and accepted by the Group, in estimating the cost of the warranty obligation.

Actual warranty costs incurred or claimed are charged against the accrued warranty liabilities. To the extent that actual warranty costs differ significantly from estimates, the Group will revise its warranty provisions accordingly.

26	Deferred income

		December 31,
	Note	2014	2015
		RMB’000	RMB’000

Current
Reimburstment for American Depositary Receipts Shares Program		13,201	—

Non-current
Government grants	6	182,958	136,979

In 2015, the Group returned one of its land use rights with carrying amount of RMB35,539,000 (Note 12) upon the dissolution of Guizhou Mingyang, the government grant related to this land use right with carrying amount of RMB31,374,000 in deferred income was written off upon disposal, resulting in loss on disposal of lease prepayment of RMB4,165,000.

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

During the years ended December 31, 2013, 2014 and 2015, 74,100, 2,255,136 and 2,314,827 ordinary shares, respectively, were issued as a result of the exercise of vested options arising from the 2010 share option program granted to certain directors, officers and other employees (Note 27(d)). Options were exercised at a price of US$1.29 per option.

During the year ended December 31, 2015, 28,574,813 ordinary shares were also issued as part of consideration transferred in respect of the acquisition of RENergy Group (Note 4(c)).

27	Share capital and reserves (continued)

(b)	Translation reserves

The translation reserves comprise all foreign currency differences arising from the translation of the financial statements of foreign operations.

(c)	Reserves for own shares

When the Company repurchases its own ordinary shares, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserves for own shares.

The reserves for the Company’s own shares comprises the cost of the Company’s shares held by the Group. As of December 31, 2012, the Group held 3,153,897 ordinary shares equivalent to 3,153,897 American Depository Shares (“ADSs”), with an average cost of repurchase per share of US$2.76. During the years ended December 31, 2013, 2014 and 2015, the Group respectively issued 600,000, 300,000 and 2,253,897 own shares, equivalent to 600,000, 300,000 and 2,253,897 ADSs, respectively, to certain management staff as an award for their past services to the Group. The reserves for own shares was reduced by RMB10,485,000, RMB5,242,000 and RMB39,386,000, respectively, as a result of issuance of the 600,000, 300,000 and 2,253,897 shares. The amounts were determined based on the average cost of repurchase per share of the treasury shares. As of December 31, 2014 and 2015, the Group held 2,253,897 and nil ordinary shares equivalent to 2,253,897 ADSs and nil, respectively.

(d)	Share-based payment arrangements

(i)	Share options program

Equity-settled share options program in 2010

On August 31, 2010, the 2010 equity incentive plan (the “2010 plan”) was approved by the shareholders of the Company. On September 30, 2010, the Company granted a total of 4,600,000 share options to certain directors, officers and other employees. The share options have a contractual term of five years. The exercise price of these share options is US$8.40 per share and the grant date fair value of these share options amounted to US$40,949,000 (RMB274,403,000). The fair value was based on a valuation conducted by an independent valuation firm.

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

On July 8, 2015, the Company granted 5,120,000 share options under the 2010 plan to certain directors, officers and other employees. These share options have a contractual term of four years. The exercise price of these share options is US$1.29 per share and the grant date fair value of these share options amounted to US$5,480,000 (RMB33,521,000). The fair value was based on a valuation conducted by an independent valuation firm.

RMB27,781,000, RMB11,143,000 and RMB18,876,000 were recognized as employee benefit expense in respect of the share options (Note 7) with a corresponding credit to capital reserves during the years ended December 31, 2013, 2014 and 2015, respectively.

27	Share capital and reserves (continued)

(d)	Share-based payment arrangements (continued)

(i)	Share options program (continued)

The grant-date fair value of these share options is estimated by using a binomial option valuation model. The inputs used in the measurement of the fair values at grant date of the share options were as follows:

	Share options granted on September 30, 2010		Share options modified on September 1, 2013		Share options granted on September 1, 2013		Share options granted on July 8, 2015

Fair value of share options and assumptions
Weighted average options fair value at grant date	US$	8.90		N/A	US$	0.71	US$	1.12
Share price at grant / modification date	US$	14.00	US$	1.62	US$	1.62	US$	1.98
Exercise price	US$	8.40	US$	1.29	US$	1.29	US$	1.29
Expected volatility (average historical volatility of the comparable companies)		69.83%		76.32%		76.32%		77.00%
Expected dividend yield		0.00%		0.00%		0.00%		0.00%
Risk-free interest rate		1.26%		0.42%		0.42%		1.85%
Estimated forfeiture rate		0.00%		0.00%		0.00%		0.10%
Sub-optimal exercise factor		2		2		2		2

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

The share options granted in 2015 by the Company have the following vesting term: one-third of the share options granted vest immediately and become exercisable on July 8, 2015, one-third on July 8, 2016 and the remaining one-third on July 8, 2017.

27	Share capital and reserves (continued)

(d)	Share-based payment arrangements (continued)

(i)	Share options program (continued)

The number of share options under the share options program is as follows:

	2013 in thousands	2014 in thousands	2015 in thousands

Outstanding at January 1	4,050	4,806	2,518
Forfeited during the year	(1,010)	(33)	(15)
Exercised during the year	(74)	(2,255)	(2,315)
Granted during the year	1,840	—	5,120

Outstanding at December 31	4,806	2,518	5,308

Exercisable at December 31	3,586	2,518	1,895

(ii)	Issuance of own shares as compensation to directors, officers and other employees

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

In December 2014, the Group issued 300,000 own shares, equivalent to 300,000 ADSs, to a director, officers and other employees as an award for their service to the Group (Note 27(c)). The Group recognized share-based compensation expenses of RMB3,763,000 (Note 7) based on the market price of ordinary shares on the date of award of US$2.05 per share multiplied by the number of own shares issued. The difference of RMB1,479,000 between the reduction in reserves for own shares of RMB5,242,000 (Note 27(c)) and the share-based compensation expenses recognized are accounted for as an adjustment to capital reserves in the absence of the Group’s retained profits.

In July and December 2015, the Group issued 250,000 and 2,003,897 own shares, equivalent to 250,000 and 2,003,897 ADSs, respectively, to three directors, two officers and several other employees as an award for their past service to the Group (Note 27(c)). The Group recognized share-based compensation expenses of RMB30,961,000 (Note 7) based on the respective market prices of ordinary shares on the dates of award of US$2.22 and US$2.15 per share, multiplied by the number of own shares issued. The difference of RMB8,425,000 between the reduction in reserves for own shares of RMB39,386,000 (Note 27(c)) and the share-based compensation expenses recognized are accounted for as an adjustment to capital reserves in the absence of the Group’s retained profits.

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

The Group monitors its capital structure on the basis of a debt-to-equity ratio. For this purpose, debt is defined as short-term bank and other loans, bills payable and bond payable.

The Group’s strategy is to maintain an optimal capital structure to reduce cost of capital. In order to maintain it, the Group may invite funds from potential investors, raise new debt financing or sell assets to reduce debt.

The debt-to-equity ratio as of December 31, 2014 and 2015 are as follows:

	Note	2014	2015
		RMB’000	RMB’000

Bills payable	21	1,375,870	2,812,649
Short-term bank and other loans	22	551,450	658,541
Bond payable	23	999,749	597,671

Debts		2,927,069	4,068,861

Total equity		3,478,153	4,428,723

Debt-to-equity ratio		84.2%	91.9%

There were no changes in the Group’s approach to capital management during the years ended December 31, 2014 and 2015.

28	Non-controlling interests

On January 1, 2014, the Group deconsolidated GWPL (Note 8(b)(iii)), as a result, the carrying amount of non-controlling interests (“NCI”) relating to GWPL amounted to RMB128,253,000 was derecognized. As of December 31, 2014 and 2015, there was no NCI that is considered to be individually material to the Group’s operating results.

The following table summarizes the information as of and for the year ended December 31, 2013 relating to the Group’s significant subsidiary, GWPL, for which there is a significant NCI, before any intra-group eliminations:

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

- Acquisition of NCI without a change in control

On October 26, 2015, the Group acquired an additional 1% interest in RENergy Group for RMB9,271,000 in cash, increasing its ownership from 99% to 100%. The carrying amount of RENergy Group’s net assets in the Group’s consolidated financial statements on the date of the acquisition was RMB711,840,000. The Group recognised a decrease in NCI of RMB7,118,000, a decrease in reserves of RMB2,153,000 attributable to owners of the Group of RMB2,153,000 of changes in the Company’s ownership interest in RENergy Group.

29	(Loss) / earnings per share

(a)	Basic and diluted (loss) / earnings per share

	2013	2014	2015
	RMB’000	RMB’000	RMB’000

(Loss) / profit attributable to shareholders of the Company	(504,179)	358,513	232,469

Weighted average number of ordinary shares (basic)	122,408,098	123,606,539	144,008,708

Basic (loss) / earnings per share (RMB per share)	(4.12)	2.90	1.61

Weighted average number of ordinary shares (diluted)	122,408,098	125,320,868	145,383,998

Diluted (loss) / earnings per share (RMB per share)	(4.12)	2.86	1.60

In the calculation of diluted (loss) / earnings per share, the Group excluded 4,806,000 potential ordinary shares issuable upon exercise of employee share options for the year ended December 31, 2013, as their effect would be anti-dilutive.

29	(Loss) / earnings per share (continued)

(b)	Weighted average number of ordinary shares

	2013	2014	2015
Issued ordinary shares as of January 1	121,846,103	122,520,203	125,075,339
Effect of share options exercised	3,090	1,083,048	1,071,241
Effect of shares issued related to a business combination	—	—	17,614,611
Effect of issuance of own shares	558,905	3,288	247,517

Weighted average number of ordinary shares (basic) as of December 31	122,408,098	123,606,539	144,008,708

Effect of share options on issue	—	1,714,329	1,375,290

Weighted average number of ordinary shares (diluted) for the year	122,408,098	125,320,868	145,383,998

30	Financial risk management and fair values

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

30	Financial risk management and fair values (continued)

(a)	Credit risk (continued)

As of December 31, 2014, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB2,004,247,000 were deposited in the bank accounts of China Construction Bank, Industrial and Commercial Bank of China and China Guangfa Bank.

As of December 31, 2015, a significant portion of cash and cash equivalents and pledged bank deposits balance of RMB1,578,888,000 were deposited in the bank accounts of Industrial and Commercial Bank of China, China Construction Bank and Bank of China.

In respect of trade and other receivables, individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. The Group’s exposure to credit risk of trade receivables is influenced mainly by the individual characteristics of each customer and therefore credit risk primarily arises when the Group has significant exposure to individual customers. The Group’s exposure to credit risk is mainly concentrated in a number of state-owned enterprise customers which operate in the wind power generating industry in the PRC. As of December 31, 2014, 9.13% and 63.61% of the net trade receivables were due from the Group’s largest and the five largest customers, respectively. As of December 31, 2015, 23.24% and 65.13% of the net trade receivables were due from the Group’s largest and the five largest customers, respectively.

Trade receivables are due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

As of December 31, 2014 and 2015, other than the guarantee deposits made to joint ventures as detailed in Note 32(a), the Group did not provide any guarantees to entities outside the Group which would expose the Group to credit risk. To mitigate the Group’s risk exposure, the Group received the same amounts from the related joint ventures.

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

The following tables show the remaining contractual maturities at the reporting date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates) and the earliest date the Group required to pay:

	As of December 31, 2014
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-derivative financial liabilities
Short-term bank and other borrowings	434,023	131,780	—	565,803	551,450
Bond payable	1,000,000	—	—	1,000,000	999,749
Trade and other payables (exclude receipt in advance)	4,171,502	525,668	298,410	4,995,580	4,995,580

	5,605,525	657,448	298,410	6,561,383	6,546,779

	As of December 31, 2015
	Contractual undiscounted cash outflow
	Within 6 months or less	6-12 months	1-2 years or above	Total	Balance sheet carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-derivative financial liabilities
Short-term bank and other borrowings	384,653	279,260	—	663,913	658,541
Bond payable	—	600,000	—	600,000	597,671
Trade and other payables (exclude receipt in advance)	4,543,311	2,799,528	376,183	7,719,022	7,719,015

	4,927,964	3,678,788	376,183	8,982,935	8,975,227

(c)	Market risk

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

The Group is exposed to currency risk primarily through purchases which give rise to payables that are denominated in a foreign currency. That is, a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily Euros (“EUR”), USD and Hong Kong Dollar (“HKD”).

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

In addition, the functional currency of the Company is USD. As of December 31, 2015, the Company has cash and cash equivalents of RMB402,744,000 denominated in currencies other than USD.

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

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2014
	USD	EUR	HKD	RMB

Cash and cash equivalents	11	19,663	31,526	54,147
Trade and other payables	(34,295)	(17,896)	—	—
Trade and other receivables	—	38,968	—	—

Net exposure	(34,284)	40,735	31,526	54,147

	Exposure to foreign currencies (expressed in RMB’000)
	As of December 31, 2015
	USD	EUR	HKD	RMB

Cash and cash equivalents	16	19,527	25,022	412,315
Trade and other payables	(19,505)	(40,904)	—	(255,018)
Trade and other receivables	(109)	10,804	(2)	764

Net exposure	(19,598)	(10,573)	25,020	158,061

30	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(i)	Currency risk (continued)

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit or loss after tax (and total equity) that would arise if foreign exchange rates to which the Group has significant exposure at the reporting date had changed at that date, assuming all other risk variables remained constant.

	2014			2015
	Appreciation in RMB	Increase / (decrease) in profit after tax	Increase / (decrease)in equity	Appreciation in RMB	Increase / (decrease) in profit after tax	Increase / (decrease)in equity
		RMB’000	RMB’000		RMB’000	RMB’000

USD & HKD	3%	1,709	1,709	3%	4,570	4,570
EUR	1.5%	(564)	(564)	1.5%	139	139

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

Interest rate risk arises primarily from short-term bank and other loans, medium-term notes payable, short-term notes payable, loans to external entities, pledged bank deposits and cash and cash equivalents.

Profile

At the reporting dates, the interest rate profile of the Group’s interest-bearing financial instruments was:

30	Financial risk management and fair values (continued)

(c)	Market risk (continued)

(ii)	Interest rate risk (continued)

	Note	Carrying amount
		2014	2015
		RMB’000	RMB’000
Fixed rate instruments
Short-term bank and other loans	22	(551,450)	(298,541)
Bond payable	23	(999,749)	(597,671)
Loans to external entities		120,910	76,210

		(1,430,289)	(820,002)

Variable rate instruments
Cash and cash equivalents	20	2,169,810	1,697,872
Pledged bank deposits	19	306,883	426,503
Short-term bank and other loans	22	—	(360,000)

		2,476,693	1,764,375

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

	2014	2015
	Increase in equity and profit	Increase in equity and profit
	RMB’000	RMB’000

100 basis point increase	21,178	15,654

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

Financial instruments at fair value

Pursuant to the three-level fair value hierarchy as defined in IFRS 13, Fair Value Measurement, the fair value of the Group’s financial instruments measured at the end of the reporting period can be categorized as below:

•	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

•	Level 3 valuations: Fair value measured using significant unobservable inputs.

As of December 31, 2014 and 2015, the Group did not have any financial instrument measured at fair value.

31	Commitments, contingencies and guarantees

(a)	Operating lease commitments

At the reporting date, the Group’s total future minimum lease payments under non-cancellable operating leases are as follows:

	December 31,
	2014	2015
	RMB’000	RMB’000

Within 1 year	16,946	15,457
After 1 year but within 5 years	9,801	14,087

	26,747	29,544

The Group is the lessee in respect of a number of properties held under operating leases. The leases typically run for an initial period of one to four years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(b)	Capital commitments

As of December 31, 2015, the Group has contractual capital commitments of RMB277,243,000 to contractors for purchases or constructions of property, plant and equipment, which included commitments to the following related parties:

•	RMB20,469,000 to Mingyang Electrical; and

•	RMB1,450,000 to Ming Yang Longyuan Electric Co., Ltd. (“Mingyang Longyuan”).

As of December 31, 2015, the Group has contractual capital commitments of RMB60,000,000 for other investments, which would be contributed according to the further negotiated schedule between the Group and the other shareholders of the investment.

31	Commitments, contingencies and guarantees (continued)

(b)	Capital commitments (continued)

As of December 31, 2015, the Group has contractual capital commitments of RMB29,600,000, RMB45,000,000, RMB700,000 and RMB8,000,000 for its associates, Huaneng Mingyang (Note 13(ii)), Mingwu Xinyuan (Note 13(v)), Kaiwu Changsheng (Note 13(vi)) and Oriental Millennium (Note 13(vii)), respectively, of which RMB8,000,000 for Oriental Millennium was contributed in March 2016, while the remaining capital commitments would be contributed according to the further negotiated schedule between the Group and the other shareholders of respective investment.

(c)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers for the purchase of raw materials used in the manufacture of wind turbines. As of December 31, 2015, the Group has future minimum purchase commitments of RMB1,762,259,000, which included commitments to the following related parties:

•	RMB93,932,000 to Mingyang Longyuan; and

•	RMB41,023,000 to Mingyang Electrical.

The Group expects the raw materials under the purchase agreements to be delivered within 12 months from the reporting date.

Under a license agreement entered into between the Group and a third party in 2008, the purchase price of the exclusive license rights of SCD technology for the manufacture of wind turbines with design capacity of 6MW was EUR12,000,000, of which the Group has made down payment of EUR9,700,000 (RMB85,226,000) as of December 31, 2015. As of December 31, 2015, the Group’s purchase commitments under the license agreement was EUR2,300,000 (RMB16,319,000). The Group has obtained the first batch of documents for this design in 2012. The Group expects to receive the license and all the documents required for manufacture of wind turbines with design capacity of 6MW using SCD technology in 2016.

Pursuant to the license agreement, a clearance will be issued by the third party after the Group enters into the series production stage of the SCD wind turbines with design capacity of 2.5MW or 3MW (the “clearance”), upon which the Group is obligated to pay an advance minimum annual royalty payment of EUR750,000 (RMB5,321,000) and EUR3,000,000 (RMB21,286,000) during the first and second years of production, respectively. The advance minimum annual royalty payment will be EUR8,000,000 (RMB56,762,000) in the third year and onwards. The requirement of advance minimum annual royalty payment for SCD wind turbines with design capacity of 6MW is the same as the SCD wind turbines with design capacity of 2.5MW or 3MW. As of December 31, 2015, the conditions for issuance of the clearance have not been met and the clearance has not been issued by the third party and therefore the Group was not obligated to make any advance minimum annual royalty payment to the third party.

31	Commitments, contingencies and guarantees (continued)

(c)	Purchase commitments (continued)

Subject to a supplemental agreement the Group entered into with the above mentioned third party in January 2016, the Group will no longer be required to pay the royalties upon the full payment of EUR3,500,000. By the end of April, 2016, the Group had paid the third party EUR2,500,000 under the termination agreement and expected to pay the remaining amounts in 2016.

(d)	Bills receivable

In the ordinary course of business, the Group has sold its bills receivable to banks and transferred its bills receivable to its suppliers or vendors as payment or settlement of its liabilities to these parties. According to the relevant laws and regulations in the PRC, bills receivable that have been sold or transferred are subject to limited recourse provision in the event the issuing bank that issued the bills defaults on payment when the bills mature. At the time of the sale, the risks and rewards of ownership of the bills receivable are transferred and therefore the bills receivable are derecognized. The estimated fair value of the limited recourse obligations was determined to be immaterial. The Group did not experience any losses under these limited recourse provisions for the years ended December 31, 2013, 2014 and 2015. The Group recorded the discount from the bills receivable sold to banks of RMB22,034,000, RMB13,482,000 and RMB31,817,000 in interest expense in the consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015, respectively Interest expense on bills receivable discounted to banks is recognized in the period in which the discounting occurs.

As of December 31, 2014 and 2015, bills receivable which have been derecognized upon sale or transfer by the Group but not yet matured and therefore subject to limited recourse are summarized as follows:

	December 31,
	2014	2015
	RMB’000	RMB’000

Bills receivable	995,512	1,399,252

(e)	Guarantees

As of December 31, 2014 and 2015, other than the guarantee deposits made to joint ventures as detailed in Note 32(a), the Group did not provide any guarantees to entities outside the Group which would expose the Group to credit risk. To mitigate the Group’s risk exposure, the Group received the same amounts from the related joint ventures.

32	Material related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions:

During the reporting periods, the directors are of the view that the following are related parties of the Group:

Name of related parties	Note	Relationship with the Group

Mingyang Electrical	(a)(i)	Owned by the Chairman
Mingyang Longyuan	(a)(ii)	Owned by the Chairman
Tianjin RENergy	(a)(iii)	Entity owned by the Chairman till May 20, 2015
Inner Mongolia Equipment	(a)(iv)	Associate
Zhuhai Secopower Special Type	(a)(v)	The then subsidiary of Mingyang Longyuan
Transformer Co., Ltd.		until December 17, 2014
(“Zhuhai Secopower”)
Zhongdan Ruihao	(a)(vi)	Joint venture
Daqing Dumeng	(a)(vii)	Joint venture
Daqing Dairy Farm	(a)(xiii)	Joint venture
Huzhen Dairy Farm	(a)(xiv)	Joint venture
Xinjiang Wanbang	(a)(viii)	Joint venture
Inner Mongolia Wind Power	(a)(ix)	Joint venture
Redsolar New Energy Technology	(a)(x)	Owned by the Chairman
Co., Ltd. (“Redsolar”, previously
known as Guangdong Redsolar
Photovoltaic Tech Co., Ltd.)
Mingyang Renewable Investment	(a)(xi)	Owned by the Chairman
GWPL	(a)(xii)	Joint venture
Datang Gongcheng	(a)(xv)	Joint venture
Tianjin Mingyang New Energy	(a)(xvi)	Entity owned by the Chairman
Investment Co., Ltd.
(“Tianjin New Energy”)
Rich Offshore	(a)(xvii)	Entity owned by the Chairman
Huayang Changqing		Entity owned by the Chairman
Reliance Capital		The then non-controlling interest holder of
GWPL until January 1, 2014
Payone Enterprises Private Limited		Affiliated entity of Reliance Capital
(“Payone Enterprises”)
MW EP Group	(a)(xviii)	Joint venture
W.Power	(a)(xviii)	Joint venture
Mr. Zhang Chuanwei		Chairman of the Board of Directors
and the Chief Executive Officer
Ling Wu	(a)(xix)	A close family member of the Chairman

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows:

			Year ended December 31,
	Note		2013	2014	2015
			RMB’000	RMB’000	RMB’000

Revenue from sale of wind turbines
- Xinjiang Wanbang			159,399	—	—
- Daqing Dairy Farm			—	160,627	—
- Huzhen Dairy Farm			—	160,469	—
- Inner Mongolia Wind Power			—	158,707	—

			159,399	479,803	—

Revenue from sale of raw materials
- Inner Mongolia Equipment			1,130	—	365
- Redsolar	(x	)	33,509	129,814	9,140
- GWPL			—	—	27,196
- Xingjiang Wanbang			—	—	106
- Mingyang Longyuan			—	—	16,845

			34,639	129,814	53,652

Purchase of raw materials
- Mingyang Electrical			48,257	37,483	129,489
- Mingyang Longyuan			13,717	67,828	116,701
- Tianjin RENergy			451,627	794,417	260,279
- Inner Mongolia Equipment			7,601	—	—
- Zhuhai Secopower	(v	)	10,644	12,010	—

			531,846	911,738	506,469

Maintenance services from
- Mingyang Longyuan			—	—	9,114

Net settlement of receivables and payables
- Inner Mongolia Equipment	(iv)		—	41,123	—

Receipt of processing service for wind turbines
- Inner Mongolia Equipment	(iv)		24,153	11,764	21,392

Rental Income
- Mingyang Longyuan			1,632	722	1,218
- Redsolar			1,170	1,160	1,420

			2,802	1,882	2,638

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

			Year ended December 31,
	Note		2013	2014	2015
			RMB’000	RMB’000	RMB’000

Technology service income
- Datang Gongcheng			—	—	4,784
- GWPL			—	—	458

			—	—	5,242

Project design fee
- Rich Offshore			—	—	2,377

Advances made to related parties *
- Huayang Changqing			—	—	717
- Datang Gongcheng			—	—	507
- Mingyang Longyuan			1,033	748	678
- Inner Mongolia Equipment			21,321	34	10,785
- Zhongdan Ruihao			—	59,900	—
- Daqing Dumeng			2,000	—	—
- Xinjiang Wanbang			10,189	118	—
- Inner Mongolia Wind Power			30	47,500	180
- Redsolar			4,256	6,279	7,202
- GWPL			—	1,078	991

			38,829	115,657	21,060

Collection of advances made to related parties
- Mingyang Electrical			806	—	—
- Datang Gongcheng			—	—	224
- Mingyang Longyuan			2,163	41	—
- Inner Mongolia Equipment			49,292	—	16
- Huifeng New Energy			4,000	—	—
- Xinjiang Wanbang			10,000	—	—
- Inner Mongolia Wind Power			24	47,506	1,180
- Zhongdan Ruihao			—	64,260	—
- Daqing Dumeng			—	2,000	—
- Redsolar			3,312	—	—
- GWPL			—	—	1,078
- MW EP Group			—	—	305

			69,597	113,807	2,803

Trademark licence fees
- Mingyang Electrical	(i	)	10	10	10

*	All advances to related parties are interest-free and have no fixed term of repayment.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

		Year ended December 31,
	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000

Loans to related parties
- Zhongdan Ruihao	(vi)	100,000	104,900	24,000
- Daqing Dumeng	(vii)	—	4,500	—
- Xinjiang Wanbang	(viii)	—	34,710	18,105
- Inner Mongolia Wind Power	(ix)	185,000	—	13,300
- Datang Gongcheng	(xv)	—	—	25,000

		285,000	144,110	80,405

Interest income
- Zhongdan Ruihao	(vi)	620	1,837	300
- Inner Mongolia Wind Power	(ix)	4,805	15,907	130
- Daqing Dumeng	(vii)	—	25	—
- Xinjiang Wanbang	(viii)	—	484	3,174
- Datang Gongcheng	(xv)	—	—	508

		5,425	18,253	4,112

Collection of loans to related parties
- Inner Mongolia Wind Power	(ix)	—	185,000	—
- Zhongdan Ruihao	(vi)	50,730	154,900	8,000
- Xinjiang Wanbang	(viii)	—	13,800	17,105
- Daqing Dumeng	(vii)	—	4,500	—
- Mingyang Renewable Investment	(xi)	—	—	55,000

		50,730	358,200	80,105

Collection of interest income from related parties
- Inner Mongolia Wind Power	(ix)	4,368	16,344	—
- Zhongdan Ruihao	(vi)	596	1,903	109
- Xinjiang Wanbang	(viii)	—	61	—
- Daqing Dumeng	(vii)	—	25	—

		4,964	18,333	109

Receipt of guarantee deposits
- Daqing Dumeng	(vii)	20,560	—	—
- Daqing Dairy Farm	(xiii)	—	22,000	—
- Huzhen Dairy Farm	(xiv)	—	22,000	—

		20,560	44,000	—

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

		Year ended December 31,
	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000

Prepayment on behalf of the Group
- Mingyang Renewable Investment		658	281	—
- Mingyang Longyuan		223	182	199
- Inner Mongolia Equipment		—	—	150
- Zhongdan Ruihao		—	—	5

		881	463	354

Loans from related parties*
- Reliance Capital		27,590	—	—
- Payone Enterprises		41,876	—	—

		69,466	—	—

Repayment of loans to related parties
- Reliance Capital*		4,923	—	—
- Mingyang Electrical		—	—	10,000

		4,923	—	10,000

Interest expenses
- Reliance Capital*		23,241	—	—
- Payone Enterprises*		10,368	—	—
- Mingyang Electrical		—	—	240

		33,609	—	240

Prepaid consideration made to related party
- Redsolar	(x)	—	—	108,300

Acquisition of equity interests from related parties
- Mingyang Renewable Investment	(xi)	—	—	10,000
- Ling Wu	(xix)	—	—	636,796

		—	—	646,796

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

		Year ended December 31,
	Note	2013	2014	2015
		RMB’000	RMB’000	RMB’000

Payment of equity transfer
- Ling Wu	(xix)	—	—	525,114

Disposal of a subsidiary to related party
- Mingyang Renewable Investment	(xi)	—	—	5,500

Receivable transferred from related party
- Inner Mongolia Equipment	(ix)	—	—	52,052

*	As GWPL became a joint venture of the Group starting from January 1, 2014, the transactions incurred between GWPL and its related parties were no longer considered as related party transactions of the Group.

The amounts due from and due to related parties are summarized as follows:

		December 31,
	Note	2014	2015
		RMB’000	RMB’000

Trade receivables from related parties
- Inner Mongolia Equipment	(iv)	1,321	1,726
- Daqing Dumeng		7,122	7,122
- Daqing Dairy Farm		9,285	9,285
- Inner Mongolia Wind Power		13,810	13,814
- Xinjiang Wanbang		17,538	18,076
- Mingyang Longyuan		—	45
- Datang Gongcheng		—	68,463
- Redsolar		—	39
- GWPL		—	228

		49,076	118,798
Allowance for doubtful debts
Inner Mongolia Equipment	16/ (iv)	—	(1,726)

Total trade receivables from related parties		49,076	117,072

Note:	The above trade receivables are derived from the Group’s sale of wind turbines and raw materials to the respective entities.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

The amounts due from and due to related parties are summarized as follows:

		December 31,
	Note	2014	2015
		RMB’000	RMB’000
Amounts due from related parties
- Mingyang Longyuan	(ii)	31,253	2,984
- Inner Mongolia Equipment	(iv)	8,756	19,525
- Zhongdan Ruihao	(vi)	—	16,191
- Datang Gongcheng	(xv)	—	25,791
- Xinjiang Wanbang	(viii)	21,658	25,507
- Inner Mongolia Wind Power	(ix)	—	64,482
- Redsolar	(x)	8,537	125,459
- GWPL	(xii)	1,323	1,251
- Mingyang Renewable Investment	(xi)	—	55,140
- Huayang Changqing		—	717
- MW EP Group	(xviii)	29,955	30,957
- W.Power	(xviii)	9,144	9,144

		110,626	377,148
Allowance for doubtful debts
- MW EP Group	(xviii)	(15,937)	(23,026)
- W.Power	(xviii)	—	(9,144)

	16	(15,937)	(32,170)

Total amounts due from related parties		94,689	344,978

Amounts due to related parties
- Mingyang Electrical	(i)	58,671	70,337
- Mingyang Longyuan	(ii)	32,378	27,647
- Tianjin RENergy	(iii)	337,876	—
- Inner Mongolia Equipment	(iv)	151	20,964
- Tianjin New Energy	(xvi)	—	850
- Zhongdan Ruihao	(vi)	24,000	24,005
- Daqing Dumeng	(vii)	20,560	20,560
- Daqing Dairy Farm	(xiii)	22,000	22,000
- Huzhen Dairy Farm	(xiv)	22,000	22,000
- Inner Mongolia Wind Power	(ix)	10	10
- Redsolar	(x)	20,046	9,352
- GWPL	(xii)	6,277	2,000
- Mingyang Renewable Investment	(xi)	1,933	10,013
- Datang Gongcheng		2	—
- Rich Offshore	(xvii)	—	1,286
- Ling Wu	(xix)	—	115,598

Total amounts due to related parties	21	545,904	346,622

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(i)	The Group entered into two exclusive trademark license agreements with Mingyang Electrical in 2010, to use two of Mingyang Electrical’s brand names and logos for a term of ten years with an annual license fee of RMB10,000.

As of December 31, 2014, the amount due to Mingyang Electrical of RMB58,671,000 represented payable for purchase of raw materials of RMB58,621,000 and payable for trademark license fees of RMB50,000.

As of December 31, 2015, the amount due to Mingyang Electrical of RMB70,337,000 represented payable for purchase of raw materials of RMB69,317,000, interest payable of RMB960,000 and payable for trademark license fees of RMB60,000.

(ii)	As of December 31, 2014, the amount due from Mingyang Longyuan of RMB31,253,000 represented the prepayment for raw materials of RMB29,965,000 and receivable for rental of RMB722,000 and unsettled balance of interest-free advances of RMB566,000. The amount due to Mingyang Longyuan of RMB32,378,000 mainly represented payable for purchase of raw materials.

As of December 31, 2015, the amount due from Mingyang Longyuan of RMB2,984,000 represented receivable for rental of RMB1,940,000 and unsettled balance of interest-free advances of RMB1,044,000. The amount due to Mingyang Longyuan of RMB27,647,000 mainly represented payable for purchase of raw materials.

(iii)	As of December 31, 2014, the amount due to Tianjin RENergy of RMB337,876,000 represented payable for purchase of raw materials.

As Tianjin RENergy became a subsidiary of the Group starting from May 20, 2015, the transactions incurred between the Group and Tianjin RENergy were no longer considered as related party transactions of the Group.

(iv)	During the years ended December 31, 2013, 2014 and 2015, the Group engaged Inner Mongolia Equipment to process wind turbines for wind farm projects, and was charged a processing fee of RMB24,153,000, RMB11,764,000 and RMB21,392,000, respectively.

During the year ended December 31, 2014, the Group entered into an agreement with Inner Mongolia Equipment to net-settle the receivables of RMB41,123,000 due from Inner Mongolia Equipment, with the same amount of payables due to it.

As of December 31, 2014 and 2015, trade receivables from Inner Mongolia Equipment of RMB1,321,000 and RMB1,726,000, respectively, represented receivable for sale of raw materials to Inner Mongolia Equipment. Management assessed the amount of the receivables that was not expected to be recovered, and made allowance for doubtful debts as of December 31, 2014 and 2015 of nil and RMB1,726,000, respectively.

As of December 31, 2014 and 2015, the amount due from Inner Mongolia Equipment of RMB8,756,000 and RMB19,525,000, respectively, represented the unpaid balance of the interest-free advances provided by the Group.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(iv)	(continued)

As of December 31, 2014 and 2015, the amount due to Inner Mongolia Equipment of RMB151,000 and RMB20,964,000 represented unsettled payable for purchase of processing service.

(v)	Zhuhai Secopower was a related party of the Group until December 17, 2014, when Mingyang Longyuan, a related party of the Group, disposed all of its equity interests in Zhuhai Secopower to a third party. Therefore, the transactions incurred between the Group and Zhuhai Secopower were no longer considered as related party transactions of the Group.

(vi)	During the years ended December 31, 2013 and 2014, the Group provided short-term loans of RMB100,000,000 and RMB104,900,000 to Zhongdan Ruihao, respectively. These loans bore an interest rate of 5.6% per annum. During the year ended December 31, 2015, the Group provided short-term loans of RMB24,000,000 to Zhongdan Ruihao, with an interest rate of 10.0% per annum. The interest income for the years ended December 31, 2013, 2014 and 2015 amounted to RMB620,000, RMB1,837,000 and RMB300,000, respectively.

During the years ended December 31, 2013, 2014 and 2015, the Group collected short-term loans of RMB50,730,000, RMB154,900,000 and RMB8,000,000, respectively, and interest income of RMB596,000, RMB1,903,000 and RMB109,000, respectively, from Zhongdan Ruihao.

As of December 31, 2015, the amount due from Zhongdan Ruihao of RMB16,191,000 represented short-term loans of RMB16,000,000 and interest receivables of RMB191,000.

As of December 31, 2014, the amount due to Zhongdan Ruihao of RMB24,000,000 represented the guarantee deposit payable to Zhongdan Ruihao. As of December 31, 2015, the amount due to Zhongdan Ruihao of RMB24,005,000 represented the guarantee deposit payable to Zhongdan Ruihao of RMB24,000,000 and prepayment of RMB5,000 made by Zhongdan Ruihao on behalf of the Group. In 2012, the Group pledged RMB24,000,000 as security for Zhongdan Ruihao’s bank loan (Note 19), and such balance remained unchanged up to December 31, 2015. To mitigate the Group’s risk exposure, the Group received the same amount from Zhongdan Ruihao. Such amount will not be returned to Zhongdan Ruihao before Zhongdan Ruihao fully repays the loan to the bank.

(vii)	During the year ended December 31, 2014, the Group provided a short-term loan of RMB4,500,000 to Daqing Dumeng with an interest rate of 5.6% per annum, and collected this short-term loan and interest income of RMB25,000 in 2014.

As of December 31, 2014 and 2015, the amount due to Daqing Dumeng of RMB20,560,000 represented the guarantee deposit payable to Daqing Dumeng. During the year ended December 31, 2013, the Group pledged RMB20,560,000 as security for Daqing Dumeng’s bank loan (Note 19). To mitigate the Group’s risk exposure, the Group received the same amount from Daqing Dumeng. Such amount will not be returned to Daqing Dumeng before Daqing Dumeng fully repays the loan to the bank.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(viii)	During the years ended December 31, 2014 and 2015, the Group provided short-term loans of RMB34,710,000 and RMB18,105,000 to Xinjiang Wanbang with an interest rate of 10% per annum and collected RMB13,800,000 and RMB17,105,000, respectively. The interest income for the loans recorded was RMB484,000 and RMB3,174,000, respectively, and RMB61,000 and nil was collected during the years ended December 31, 2014 and 2015, respectively.

As of December 31, 2014, the amount due from Xinjiang Wanbang of RMB21,658,000 represented loans of RMB20,910,000, interest receivables of RMB423,000 and interest-free advances of RMB325,000.

As of December 31, 2015, the amount due from Xinjiang Wanbang of RMB25,507,000 represented loans of RMB21,910,000 and interest receivables of RMB3,597,000.

(ix)	The Group provided a short-term loan of RMB185,000,000 to Inner Mongolia Wind Power in 2013. This short-term loan bore an interest rate of 8.5% per annum. The interest income for the year ended December 31, 2013 amounted to RMB4,805,000, among which the Group has collected RMB4,368,000 during 2013.

During the year ended December 31, 2014, the Group signed a supplemental agreement with Inner Mongolia Wind Power to extend the short-term loan for an additional year, with the interest rate remained unchanged. During the year ended December 31, 2014, interest income for the loan amounted to RMB15,907,000. The Group has fully collected the short-term loan of RMB185,000,000 and interest income (including those that were not received as of December 31, 2013) during the year ended December 31, 2014.

During the year ended December 31, 2015, the Group provided short-term loans of RMB13,300,000 to Inner Mongolia Wind Power with an interest rate of 5.52% per annum. During the year ended December 31, 2015, interest income for the loans was RMB130,000.

In December 2014, the Group entered into a credit assignment agreement with Inner Mongolia Equipment, Inner Mongolia Wind Power and a third party, which became effective after the Board of Directors’ approval in April 2015. Pursuant to the agreement, the Group would settle the payables of RMB52,052,000 which was borne by Inner Mongolia Equipment to the third party, whereas Inner Mongolia Equipment transferred the entitlement to collect RMB52,052,000 due from Inner Mongolia Wind Power to the Group. As of December 31, 2015, the Group has collected RMB1,000,000 from Inner Mongolia Wind Power.

As of December 31, 2015, the amount due from Inner Mongolia Wind Power of RMB64,482,000 represented short-term loans of RMB13,300,000, interest receivables of RMB130,000 and the receivable transferred from Inner Mongolia Equipment of RMB51,052,000.

As of December 31, 2014 and 2015, the amount due to Inner Mongolia Wind Power represented other payable of RMB10,000.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(x)	Redsolar is specialised in production and sale of high concentration photovoltaic solar modules. The Group has identified the opportunity in obtaining future wind turbine orders and wind farm resources through a joint offering of wind-solar complimentary solutions together with Redsolar. Therefore, the Group entered into agreements with Redsolar to help import certain manufacturing equipment and sold to Redsolar. During the years ended December 31, 2013, 2014 and 2015, the Group recorded revenue from such sale to Redsolar of RMB33,509,000, RMB129,814,000 and RMB9,140,000, respectively.

In 2015, the Group entered into an agreement with Redsolar to acquire 100% equity interests of Lhasa Redsolar New Energy Technology Co., Ltd. (“Lhasa Redsolar”). Prior to entering into the agreement, Lhasa Redsolar had obtained a photovoltaic farm development right from local government, who requested that the development right cannot be transferred without its consent. As of December 31, 2015, the Group has made consideration of RMB108,300,000 to Redsolar but is still in the process of obtaining government consent. It is unsecured and interest free.

As of December 31, 2014, the amount due from Redsolar of RMB8,537,000 represented receivable for rental income of RMB1,314,000 and unsettled interest-free advances of RMB7,223,000.

As of December 31, 2015, the amount due from Redsolar of RMB125,459,000 represented prepaid consideration made to Redsolar of RMB108,300,000 as mentioned above, receivable for rental income of RMB2,671,000 and unsettled interest-free advances of RMB14,488,000.

As of December 31, 2014 and 2015, the amount due to Redsolar of RMB20,046,000 and RMB9,352,000 represented receipt in advance from Redsolar for purchase of raw materials, respectively.

(xi)	Prior to the acquisition of RENergy Group, RENergy Group provided an interest-free advance of RMB100,000,000 to Mingyang Renewable Investment. In December 2015, the Group collected RMB55,000,000 from Mingyang Renewable Investment.

In 2015, the Group entered into an agreement with Mingyang Renewable Investment to acquire its equity interests of Oriental Millennium with a consideration of RMB10,000,000.

As of December 31, 2014, the amount due to Mingyang Renewable Investment of RMB1,933,000 represented RMB1,920,000 for purchase of property, plant and equipment and RMB13,000 for prepayment made by Mingyang Renewable Investment on behalf of the Group.

As of December 31, 2015, the amount due from Mingyang Renewable Investment of RMB55,140,000 represented unsettled interest-free advance of RMB45,000,000, unsettled equity consideration of RMB4,640,000 for the transfer of the equity interests in Mingyang Electrical, which incurred prior to the acquisition of RENergy Group, and the uncollected equity consideration of RMB5,500,000 for the disposal of Rich Offshore in 2015.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(xi)	(continued)

As of December 31, 2015, the amount due to Mingyang Renewable Investment of RMB10,013,000 represented the unpaid equity consideration of RMB10,000,000 for the acquisition of equity interest of Oriental Millennium and RMB13,000 for prepayment made by Mingyang Renewable Investment on behalf of the Group.

(xii)	As of December 31, 2014, the amount due from GWPL of RMB1,323,000 represented unsettled interest-free advances. The amount due to GWPL of RMB6,277,000 represented the advanced payment by GWPL for purchase of wind turbines from the Group.

As of December 31, 2015, the amount due from GWPL of RMB1,251,000 represented unsettled interest-free advances. The amount due to GWPL of RMB2,000,000 represented the advanced payment by GWPL for purchase of raw materials from the Group.

(xiii)	As of December 31, 2014 and 2015, the amount due to Daqing Dairy Farm represented guarantee deposit payable of RMB22,000,000. During the year ended December 31, 2014, the Group pledged RMB22,000,000 as security for Daqing Dairy Farm’s bank loan (Note 19). To mitigate the Group’s risk exposure, the Group received the same amount from Daqing Dairy Farm. Such amount will not be returned to Daqing Dairy Farm before Daqing Dairy Farm fully repays the loan to the bank.

(xiv)	As of December 31, 2014 and 2015, the amount due to Huzhen Dairy Farm represented guarantee deposit payable of RMB22,000,000. During the year ended December 31, 2014, the Group pledged RMB22,000,000 as security for Huzhen Dairy Farm’s bank loan (Note 19). To mitigate the Group’s risk exposure, the Group received the same amount from Huzhen Dairy Farm. Such amount will not be returned to Huzhen Dairy Farm before Huzhen Dairy Farm fully repays the loan to the bank.

(xv)	During the year ended December 31, 2015, the Group provided short-term loans of RMB25,000,000 to Datang Gongcheng with an interest rate of 5.52% per annum and recorded interest income of RMB508,000.

As of December 31, 2015, the amount due from Datang Gongcheng of RMB25,791,000 represented loans of RMB25,000,000, interest receivable of RMB508,000 and interest-free advances of RMB283,000.

(xvi)	As of December 31, 2015, the amount due to Tianjin New Energy of RMB850,000 represented prepayment made by Tianjin New Energy on behalf of Tianjin RENergy, which incurred prior to the acquisition of RENergy Group.

(xvii)	As the Group disposed Rich Offshore to Mingyang Renewable Investment in September 2015, Rich Offshore became a related party of the Group. As of December 31, 2015, the amount due to Rich Offshore of RMB1,286,000 represented the unpaid balance of project design fee.

32	Material related party transactions (continued)

(a)	The significant related party transactions are summarized as follows (continued):

(xviii)	As of December 31, 2014 and 2015, the amount due from MW EP Group and W.Power of RMB29,955,000 and RMB9,144,000, RMB30,957,000 and RMB9,144,000, respectively, represented loans to them. Management assessed that a portion of the receivables from these related parties was not expected to be recovered. Allowance for doubtful debts as of December 31, 2014 and 2015 are RMB15,937,000 and RMB32,170,000, respectively.

(xix)	The Group acquired RENergy Group on May 20, 2015, with a share consideration of RMB428,114,000 and a cash consideration of RMB208,682,000 to Ling Wu. The cash consideration was calculated by the fair value of deferred consideration of RMB213,493,000 as at the acquisition date with the deduction of unwinding interest of RMB4,811,000. The Group settled the share consideration of RMB428,114,000 and part of the cash consideration of RMB97,000,000 to Ling Wu in 2015. As at December 31, 2015, RMB115,598,000 remained unpaid after the deduction of unwinding interest of RMB895,000.

(b)	Directors and key management personnel’s remuneration

The remuneration of directors and key management personnel for the years ended December 31, 2013, 2014 and 2015 is set out below:

		Discretionary	Equity-settled
		bonus and	share-based
	Salary	other benefits#	payment	Total
	RMB’000	RMB’000	RMB’000	RMB’000

2013

Directors	7,218	347	—	7,565
Key management personnel	6,705	728	12,992	20,425

	13,923	1,075	12,992	27,990

2014

Directors	6,792	317	—	7,109
Key management personnel	7,639	749	4,612	13,000

	14,431	1,066	4,612	20,109

2015

Directors	7,011	593	22,168	29,772
Key management personnel	6,205	708	10,187	17,100

	13,216	1,301	32,355	46,872

#	Other benefits mainly include the payment to the defined contribution pension plans and other compulsory social security funds.

33	Subsidiaries

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2015	Effective percentage of equity interests as of December 31,		Principal activities
			in thousands	2014	2015

Guangdong Mingyang		Zhongshan	RMB1,052,584	99.16%	99.16%	Manufacture and sale of wind turbines

Tianjin Blade		Tianjin	RMB72,000	99.16%	99.16%	Manufacture of wind turbine blades

Zhongshan Blade		Zhongshan	RMB50,000	99.16%	99.16%	Manufacture of wind turbine blades

Jilin Mingyang		Jilin	RMB100,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades

Shuangliao Mingyang New Energy Equipment Co., Ltd. (“Shuangliao Equipment”)		Jilin	RMB1,000	99.16%	99.16%	Sale of wind turbines

Taonan Mingyang New Energy Equipment Co., Ltd. (“Taonan Equipment”)		Jilin	N/A	99.16%	N/A	Sale of wind turbines

Baicheng Mingyang New Energy Equipment Co., Ltd. (“Baicheng Equipment”)		Jilin	RMB1,000	99.16%	99.16%	Sale of wind turbines

Da’an Mingyang New Energy Equipment Co., Ltd. (“Da’an Equipment”)		Jilin	RMB1,000	99.16%	99.16%	Sale of wind turbines

Ming Yang Renewable (HK) Co., Limited (“Renewable HK”)		Hong Kong	N/A	99.16%	N/A	Investment activities

Jiangsu Mingyang Wind Power Technology Co., Ltd. (“Jiangsu Mingyang”)		Jiangsu	RMB120,000	59.50%	59.50%	Manufacture and sale of wind turbines

Tianjin Equipment		Tianjin	RMB240,000	99.16%	99.16%	Manufacture and sale of wind turbine components

Ming Yang Wind Power European R&D Center ApS (“Mingyang European”)		Denmark	DKK125	99.16%	99.16%	Research and development of wind turbine technology

Zhongshan Mingyang Wind Power Equipment Co., Ltd. (“Zhongshan Equipment”)		Zhongshan	RMB50,000	99.16%	99.16%	Manufacture of wind turbine components

Ming Yang Wind Power USA Inc. (“Mingyang USA”)		United States	US$0.01	99.16%	99.16%	Sale of wind turbines

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2015	Effective percentage of equity interests as of December 31,		Principal activities
			in thousands	2014	2015

Barkol Mingyang New Energy Co., Ltd. (“Barkol Mingyang”)		Xinjiang	—	99.16%	99.16%	Manufacture and sale of wind turbines

Ming Yang Wind Power Investment Holding (Tianjin) Co., Ltd. (“Tianjin Investment”)		Tianjin	US$200,000	100.00%	100.00%	Investment activities

Ming Yang Wind Power (International) Co., Limited (“Mingyang International”)		Hong Kong	US$30,000	100.00%	100.00%	Investment activities

Gansu Mingyang New Energy Technology Co., Ltd. (“Gansu Technology”)		Gansu	RMB50,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades

Zhongshan Ruiyang Investment Management Co., Ltd. (“Zhongshan Investment”)		Zhongshan	RMB30,000	99.16%	99.16%	Investment activities

Guizhou Mingyang	12	Guizhou	N/A	99.16%	N/A	Manufacture and sale of wind turbines

Guangdong Mingyang New Energy Technology Co., Ltd. (“Mingyang New Energy”)		Yangjiang	RMB10,000	99.16%	99.16%	Manufacture and sale of wind turbines

Yunnan Mingyang		Yunnan	RMB100,000	99.16%	99.16%	Manufacture and sale of wind turbines and blades

Mingyang Holdings (Singapore) Pte. Ltd. (“Mingyang Singapore”)		Singapore	US$0.1	100.00%	100.00%	Investment activities

Gaozhou Mingyang New Energy Investment Development Co., Ltd. (“Gaozhou Mingyang”)		Gaozhou	RMB5,000	99.16%	99.16%	Manufacture and sale of wind turbines

Tianjin Mingyang Wind Power Technology Co., Ltd. (“Tianjin Technology”)		Tianjin	RMB83,000	99.16%	99.16%	Leasing, manufacture and sale of wind turbines

Ming Yang Renewable Energy (International) Company Limited (“Renewable International”)		Hong Kong	US$0.001	99.16%	99.16%	Financing activities

Shandong Mingyang Wind Power Technology Co., Ltd. (“Shandong Mingyang”)		Shandong	RMB20,000	99.16%	99.16%	Manufacture and sale of wind turbines

Burqin Mingyang Wind Power Sales Co., Ltd. (“Burqin Mingyang”)		Burqin	RMB500	99.16%	99.16%	Sale of wind turbines

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group:

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2015	Effective percentage of equity interests as of December 31,		Principal activities
			in thousands	2014	2015

Xinhua Xingyang Wind Power Co., Ltd. (“Xinhua Xingyang”)		Hunan	RMB2,000	99.16%	99.16%	Operation of a wind farm

Hami Mingyang New Energy Co., Ltd. (“Hami Mingyang”)		Xinjiang	RMB50,000	99.16%	99.16%	Manufacture and sale of wind turbines

Fengning Manchu Autonomous County Mingyang Wind Power Equipment Sales Co., Ltd. (“Fengning Mingyang”)		Hebei	—	99.16%	99.16%	Sale of wind turbines

Beijing Jieyuan Xinneng Investment Co., Ltd. (“Beijing Jieyuan”)		Beijing	RMB304,000	99.16%	99.16%	Investment activities

Henan Tianrun	4(b)	Henan	RMB77,000	99.16%	99.16%	Development and operation of a wind farm

Shaanxi Dingbian Jieyuan New Energy Co., Ltd. (“Dingbian Jieyuan”)		Shaanxi	RMB3,000	99.16%	99.16%	Development and operation of a photovoltaic farm

Inner Mongolia Mingyang New Energy Development Co., Ltd. (“Inner Mongolia New Energy”)		Inner Mongolia	RMB45,000	89.24%	89.24%	Development and operation of a wind farm

Shaanxi Jingbian Mingyang New Energy Co., Ltd. (“Shaanxi Jingbian”)		Shaanxi	RMB3,000	79.33%	79.33%	Development and operation of a wind farm

Rich Offshore Engineering Ltd. (“Rich Offshore”)	8(b)(ii)	Zhejiang	N/A	54.54%	N/A	Maintenance services

Qinghai Mingyang New Energy Co., Ltd. (“Qinghai Mingyang”)		Qinghai	RMB44,927	99.16%	99.16%	Manufacture and sale of wind turbines and photovoltaic equipment

Xilin Gol League Mingyang New Energy Co., Ltd. (“Xilin Mingyang”)		Inner Mongolia	RMB24,270	99.16%	99.16%	Manufacture and sale of wind turbines

Sheyang Mingyang New Energy Technology Co., Ltd. (“Sheyang Mingyang”)		Jiangsu	—	99.16%	99.16%	Manufacture and sale of wind turbine blades

Dongyuan Mingyang Wind Power Technology Co., Ltd. (“Dongyuan Mingyang”)		Guangdong	N/A	99.16%	N/A	Sale of wind turbines

Renergy Reach Investments Limited (“Renergy Reach”)		BVI	—	—	100.00%	Investment activities

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2015	Effective percentage of equity interests as of December 31,		Principal activities
			in thousands	2014	2015

Nice Jolly Investments Limited (“Nice Jolly”)		BVI	—	—	100.00%	Investment activities

Topinfo Investments Limited (“Topinfo”)		BVI	—	—	100.00%	Investment activities

Wise Luck Group Ltd. (“Wise Luck”)		BVI	—	—	100.00%	Investment activities

Sinoelectric Investment Limited (“Sinoelectric”)		BVI	—	—	100.00%	Investment activities

Lucksi Renergy Holding Limited (“Lucksi”)		BVI	—	—	100.00%	Investment activities

Renergy Peace Investments Limited (“Renergy Peace”)		BVI	—	—	100.00%	Investment activities

Aroma Mount Investment Co., Ltd. (“Aroma”)		BVI	—	—	100.00%	Investment activities

China Smart Electric Group Limited (“China Smart”)	4(c)	Cayman Island	US$65	—	100.00%	Investment activities

Wise Renergy Holdings Limited (“Wise Holdings”)		Hong Kong	HKD0.001	—	100.00%	Investment activities

Tianjin RENergy	4(c)	Tianjin	RMB250,000	—	100.00%	Manufacture and sale of electrical equipment for wind turbine

Tianjin RESource	4(c)	Tianjin	RMB100,000	—	100.00%	Manufacture and sale of electrical equipment for wind turbine

Hexigten Banner Mingyang New Energy Co., Ltd. (“Hexigten Mingyang”)	(ii)	Inner Mongolia	RMB16,400	—	89.24%	Development and operation of a wind farm

Xilin Hot Mingyang Wind Power Co., Ltd (“Xilin Hot Mingyang”)	(iii)	Inner Mongolia	—	—	89.24%	Development and operation of a wind farm

Inner Mongolia Guomeng Electrical Sales Co., Ltd. (“Inner Mongolia Guomeng”)	(iv)	Inner Mongolia	—	—	89.24%	Sale of wind turbine components

Hongrun Huanghua	4(d)	Hebei	RMB5,210	—	80.32%	Development and operation of a wind farm

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2015	Effective percentage of equity interests as of December 31,		Principal activities
			in thousands	2014	2015
Jieyuan Huanghua New Energy Co., Ltd. (“Jieyuan Huanghua”)	(v)	Hebei	RMB12,000	—	99.16%	Development and operation of a wind farm
Weishan Mingyang New Energy Co., Ltd. (“Weishan Mingyang”)	(vi)	Yunnan	RMB2,000	—	99.16%	Development and operation of a wind farm
Midu Jieyuan New Energy Co., Ltd. (“Midu Jieyuan”)	(vii)	Yunnan	RMB2,000	—	99.16%	Development and operation of a photovoltaic farm
Golmud Mingyang New Energy Co., Ltd. (“Golmud Mingyang”)	(viii)	Qinghai	RMB4,000	—	99.16%	Development and operation of a wind farm
Qapqal Xibe Autonomous County Jieyuan New Energy Co., Ltd. (“Qapqal Jieyuan”)	(ix)	Xinjiang	—	—	99.16%	Development and operation of a wind farm
Pingshun Jieyuan New Energy Co., Ltd. (“Pingshun Jieyuan”)	(x)	Shanxi	RMB2,000	—	99.16%	Development and operation of a wind farm
Turpan Jieyuan Energy Co., Ltd. (“Turpan Jieyuan”)	(xi)	Xinjiang	—	—	99.16%	Development and operation of a wind farm
Gongcheng Jieyuan New Energy Co., Ltd. (“Gongcheng Jieyuan”)	(xii)	Guangxi	RMB2,000	—	99.16%	Development and operation of a wind farm
Panzhihua Renhe Jieyuan New Energy Co., Ltd. (“Renhe Jieyuan”)	(xiii)	Sichuan	—	—	99.16%	Development and operation of a photovoltaic farm
Baiyin Jieyuan New Energy Co., Ltd. (“Baiyin Jieyuan”)	(xiv)	Gansu	RMB1,000	—	99.16%	Development and operation of a wind farm

Jingbian Jieyuan Photovoltaic Power Co., Ltd. (“Jingbian Jieyuan”)	(xv)	Shaanxi	—	—	99.16%	Development and operation of a photovoltaic farm

Shenzhen Liangyun Energy Network Technology Co., Ltd. (“Shenzhen Liangyun”)	(xvi)	Guangdong	RMB350	—	99.16%	Consultancy and development of technologies

Kangbao Mingyang Wind Power Equipment Sales Co., Ltd. (“Kangbao Mingyang”)	(xvii)	Hebei	—	—	99.16%	Sale of wind turbines

33	Subsidiaries (continued)

The following list contains the particulars of consolidated subsidiaries which principally affect the consolidated results of operations and financial condition of the Group (continued):

Name of subsidiaries	Note	Place of incorporation and operation	Paid-in capital as of December 31, 2015	Effective percentage of equity interests as of December 31,		Principal activities
			in thousands	2014	2015
Xinjiang Mingyang New Energy Industry Co., Ltd. (“Xinjiang Mingyang”)	(xviii)	Xinjiang	—	—	99.16%	Manufacture and sale of wind turbines and blades

Qinghai Redsolar New Energy Co., Ltd. (“Qinghai Redsolar”)	(xix)	Qinghai	—	—	99.16%	Construction of photovoltaic farms

Notes:

(i)	The official names of the above consolidated subsidiaries in Chinese are translated into English for the purpose of these consolidated financial statements.
(ii)	Hexigten Mingyang was incorporated on April 17, 2015 by Inner Mongolia New Energy with a registered capital of RMB118,700,000. As of December 31, 2015, Inner Mongolia New Energy owned 100% equity interests in Hexigten Mingyang.
(iii)	Xilin Hot Mingyang was incorporated on April 17, 2015 by Inner Mongolia New Energy with a registered capital of RMB2,000,000. As of December 31, 2015, Inner Mongolia New Energy owned 100% equity interests in Xilin Hot Mingyang.
(iv)	Inner Mongolia Guomeng was incorporated on November 20, 2015 by Inner Mongolia New Energy with a registered capital of RMB100,000,000. As of December 31, 2015, Inner Mongolia New Energy owned 100% equity interests in Inner Mongolia Guomeng.
(v)	Jieyuan Huanghua was incorporated on March 27, 2015 by Beijing Jieyuan with a registered capital of RMB12,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Jieyuan Huanghua.
(vi)	Weishan Mingyang was incorporated on March 23, 2015 by Beijing Jieyuan with a registered capital of RMB2,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Weishan Mingyang.
(vii)	Midu Jieyuan was incorporated on March 27, 2015 by Beijing Jieyuan with a registered capital of RMB8,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Midu Jieyuan.
(viii)	Golmud Mingyang was incorporated on March 16, 2015 by Beijing Jieyuan with a registered capital of RMB5,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Golmud Mingyang.

33	Subsidiaries (continued)

(ix)	Qapqal Jieyuan was incorporated on May 14, 2015 by Beijing Jieyuan with a registered capital of RMB5,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Qapqal Jieyuan.
(x)	Pingshun Jieyuan was incorporated on July 16, 2015 by Beijing Jieyuan with a registered capital of RMB2,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Pingshun Jieyuan.
(xi)	Turpan Jieyuan was incorporated on November 5, 2015 by Beijing Jieyuan with a registered capital of RMB2,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Turpan Jieyuan.
(xii)	Gongcheng Jieyuan was incorporated on September 22, 2015 by Beijing Jieyuan with a registered capital of RMB2,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Gongcheng Jieyuan.
(xiii)	Panzhihua Jieyuan was incorporated on November 25, 2015 by Beijing Jieyuan with a registered capital of RMB2,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Panzhihua Jieyuan.
(xiv)	Baiyin Jieyuan was incorporated on October 19, 2015 by Beijing Jieyuan with a registered capital of RMB2,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Baiyin Jieyuan.
(xv)	Jingbian Jieyuan was incorporated on November 20, 2015 by Beijing Jieyuan with a registered capital of RMB2,000,000. As of December 31, 2015, Beijing Jieyuan owned 100% equity interests in Jingbian Jieyuan.
(xvi)	Shenzhen Liangyun was incorporated on August 13, 2015 by Guangdong Mingyang with a registered capital of RMB10,000,000. As of December 31, 2015, Guangdong Mingyang owned 100% equity interests in Shenzhen Liangyun.
(xvii)	Kangbao Mingyang was incorporated on December 9, 2015 by Guangdong Mingyang with a registered capital of RMB200,000. As of December 31, 2015, Guangdong Mingyang owned 100% equity interests in Kangbao Mingyang.
(xviii)	Xinjiang Mingyang was incorporated on December 14, 2015 by Guangdong Mingyang with a registered capital of RMB200,000,000. As of December 31, 2015, Guangdong Mingyang owned 100% equity interests in Xinjiang Mingyang.
(xix)	Qinghai Redsolar was incorporated on November 17, 2015 by Qinghai Mingyang with a registered capital of RMB30,000,000. As of December 31, 2015, Qinghai Mingyang owned 100% equity interests in Qinghai Redsolar.

34	Subsequent events

On November 2, 2015, the Company’s Board of Directors (the “Board”) received a preliminary non-binding proposal letter from the Chairman and Chief Executive Officer of the Company to acquire all of the outstanding ordinary shares not already beneficially owned by him in a going-private transaction for US$2.51 per ADS or ordinary share in cash.

On February 2, 2016, the Company entered into a definitive merger agreement (the “Merger Agreement”), pursuant to which the Company will be acquired by a consortium of investors (“the Buyer Consortium”), including the Chairman and Chief Executive Officer of the Company, in an all-cash transaction which values the Company’s equity at approximately US$408 million.

The Board, acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger.

The merger, subject the customary closing condition including the approval of the Merger Agreement by an affirmative vote of shareholders representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the merger.

35	Comparative figures

In prior years, the discount effect of retention receivables was recorded in deferred income as a liability rather than offsetting the contractual amount of retention receivables. In 2015, the Company determined that retention receivables should be presented on net basis and has reclassified prior year figures to reflect this accounting and conform to the current year’s presentation, resulting in a decrease of RMB54,451,000 in both current portion of trade receivables and deferred income, and a decrease of RMB126,440,000 in both non-current portion of trade receivables and deferred income as of December 31, 2014.

As a result of this reclassification, there was no change to previously reported (loss)/profit from operations, (loss)/profit for the year, cash flows or net assets.